Form 20-F
period 2003-03-31
AMARC RESOURCES LTD
filed 2003-08-26
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2003 (with other information to July 31, 2003 except where noted)

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to __________________

CIK # 1175596
Commission file number 0-49869

AMARC RESOURCES LTD.
(Exact name of Registrant specified in its charter)

AMARC RESOURCES LTD.
(Translation of Registrant’s name into English)

Suite 1020 - 800 West Pender Street
BRITISH COLUMBIA, CANADA	Vancouver, British Columbia, Canada, V6C 2V6
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.                 None

Number of outstanding shares of Amarc’s only class of capital stock as on March 31, 2003.

15,468,890 Common Shares Without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☒                                Item 18 ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On July 31, 2003, the Federal Reserve noon rate for Canadian Dollars was US$1.00=Cdn$1.4048 (see Item 3 for further historical Exchange Rate Information).

T A B L E   O F   C O N T E N T S

PART 1

ITEM 1                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3                     KEY INFORMATION

A.      Selected Financial Data

The following constitutes selected financial data for Amarc Resources Ltd. ("Amarc" or "the Company") for the last five fiscal years ended March 31, 2003, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP.

(Cdn$)	As at March 31

Balance Sheet Data	2003	2002	2001	2000	1999

Total assets according to
financial statements (CDN
GAAP)(1)	1,019,106	2,558,418	4,421,777	4,570,430	4,538,189
Total assets (US GAAP)(2)	1,019,106	2,558,418	4,421,777	4,570,430	4,538,188
Total liabilities	256,001	221,320	17,454	25,209	27,880
Share capital	8,635,675	8,360,752	6,541,359	6,499,359	6,439,359
Deficit (CDN GAAP)	(7,878,375)	(6,023,654)	(2,137,036)	(1,954,138)	(1,929,050)
Deficit (US GAAP)	(7,878,375)	(6,023,654)	(2,137,036)	(1,954,138)	(1,929,051)

(Cdn$)	As at March 31

Period End Balances	2003	2002	2001	2000	1999

Working capital	615,880	2,246,107	4,401,888	4,539,113	4,501,704
Equipment, net	77,225	20,991	2,435	6,108	8,604
Reclamation deposit	70,000	70,000	--	--	--
Mineral property interests	--	--	--	--	1
Shareholders’ equity	763,105	2,337,098	4,404,323	4,545,222	4,510,309
Number of common shares
outstanding	15,468,890	14,770,000	9,770,000	9,650,000	9,470,000

No cash or other dividends have ever been declared.

(Cdn$)	As at March 31

Statement of Operations Data	2003	2002	2001	2000	1999

Investment and other
income	(59,646)	436,492	215,404	203,819	218,338
General and administrative
expenses	789,235	594,704	398,302	228,906	345,155
Write-down of mineral
property interests and
investments	(581,010)	--	--	--	(1,092,589)
Exploration expenditures	405,330	3,728,406	--	--	--
Loss per financial
statements (CDN GAAP)	(1,854,721)	(3,886,618)	(182,898)	(25,087)	(1,219,406)
Loss from continuing
operations per common
share	$(0.12)	$(0.37)	$(0.02)	$(0.00)	$(0.13)
Loss per common share
(US GAAP)(2)	$(0.12)	$(0.37)	$(0.02)	$(0.00)	$(0.03)

Notes:

See Item 17 for accompanying consolidated financial statements reconciled to United States accepted accounting principles for further details.

The following table sets out the exchange rates, based on the noon buying rate, provided by the Bank of Canada, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

	Year ended March 31

	2003	2002	2001	2000	1999
End of Period	1.47	1.60	1.58	1.45	1.51
Average for Period	1.55	1.57	1.50	1.47	1.50
High Period	1.60	1.61	1.58	1.51	1.58
Low for Period	1.46	1.51	1.45	1.43	1.42

B.      Capitalization and Indebtedness

Not applicable (this is an Annual Report only)

C.      Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only)

D.      Risk Factors

Amarc’s Optioned Inde Prospect Contain No Known Reserves of Ore and No Ore May be Discovered.

Amarc holds an option (see Items 4, 7 and 19) to acquire a 100% interest in the Inde Prospect in Durango, Mexico. The Inde Property is Amarc’s principal exploration prospect. Although there is a known body of mineralization on the Inde Prospect, there are no known reserves or body of commercially viable ore and the Inde Prospect must be considered an exploration prospect only. Extensive additional exploration work is required before Amarc can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Amarc makes on the Inde property do not result in discoveries of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Amarc stock will be severely negatively impacted.

Immediate Funding Will be Needed to Meet Option Requirements for Inde Property.

Amarc’s means of generating funds is through the sale of common shares, and Amarc will need to continue to find buyers for its treasury shares in order to generate sufficient funds to allow Amarc to conduct further exploration on the Inde Prospect after completion of the planned exploration program. If Amarc cannot fund exploration, its share value will be severely negatively impacted. Amarc believes that as a minimum it will need to raise $0.8 million over the next one to two years to pursue the current level of exploration of the Inde property. At March 31, 2003 working capital was approximately $0.6 million. The Inde Option requires US$125,000 in option payments by December 13, 2003. Therefore, funding for operations, exploration, and option payments will need to be raised over the next year for Amarc to retain all its property option into 2004. Should Amarc be unsuccessful in locating further funding or obtaining an extension, Amarc would be required to scale back its operations and would also lose its optioned property interest in the Inde projects.

Environmental Risks.

Unexpected environmental damage from spills, accidents and severe acts of nature such as earthquakes are risks which may not be fully insurable and if catastrophic could mean the total loss of shareholders’ equity.

For the Inde project, Article 27 of the Mexican Mining Law requires the completion of minimum annual work requirements and payment of mining property taxes every six months, due in January and July of each year. Mexican Ecological Equilibrium and Environmental Protection Law does not require an environmental permit to execute surface exploration activities for this project. Nevertheless, exploration activities must comply with Official Mexican Standard NOM-120-ECOL-1997, which establishes environmental protection specifications for direct mining exploration activities in areas with dry and temperate climates, with vegetation dominated by desert or tropical brush, or pine and oak forests. As the Inde project is not yet at an advanced state of exploration, the activities do not cause significant disturbance, and there is no significant cost of site reclamation activities that needs to be accrued or funded.

Uncertain Project Realization Values.

Amarc capitalizes acquisition costs incurred in connection with its mineral property interests. While Amarc believes these costs are realizable notwithstanding the lack of certainty whether the mineralized material of its projects is currently economically viable or may be classified as ore, there can be no assurance that Amarc could dispose of its mineral interests for their financial statement carrying values which would mean a diminution in the book value of shareholder equity. Costs not associated with a direct acquisition of a mineral property interest are expensed.

Amarc Has No History of Earnings and No Foreseeable Earnings.

Amarc has a long history of losses and there can be no assurance that Amarc will ever be profitable. Amarc has paid no dividends on its shares since incorporation and does not anticipate paying in the foreseeable future.

Going Concern Assumption.

Amarc’s consolidated financial statements have been prepared assuming Amarc will continue on a going-concern basis; however unless additional funding is obtained this assumption will have to change and Amarc’s assets may have to be written-down to asset prices realizable in insolvency or distress circumstances.

General Mining Risks.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by the Company. Factors beyond the control of Amarc will affect the marketability of any substances discovered. Mineral prices have fluctuated widely in recent years. Government regulations relating to price, royalties, allowable production and importing and exporting of minerals can adversely affect Amarc. There can be no certainty that Amarc will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects. Environmental concerns about mining in general continue to be a significant challenge for Amarc, as they are for all mining companies. The Company competes with many companies possessing far greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Amarc’s Share Price is Volatile.

The market price of a publicly traded stock, especially a junior resource issuer like the Company, is affected by many variables not directly related to the exploration success of the Company, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture suggests the Company’s shares will continue to be volatile.

The Company’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies.

All of the directors and officers of the Company serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of the Company and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Likely PFIC Status Has Possible Adverse Tax Consequences for US Investors.

Potential investors who are US taxpayers should be aware that the Company expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If the Company is a PFIC for any year during a US taxpayer’s holding period, then such US taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A US taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A US taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

Shares of the Company may be Affected Adversely by Penny Stock Rules.

The Company’s stock may be subject to US “Penny Stock” rules, which may make the stock more difficult to trade on the open market. The Company’s common shares have traded on the TSX Venture Exchange since August 4, 1995. For further details on the market performance of the Company’s common stock, see “Item 5 Nature of Trading Market.” Although the Company’s common stock trades on the TSX Venture Exchange or “TSX Venture”, the Company’s stock may be subject to US “penny stock” rules. A “penny stock” is defined by regulations of the US Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than $5.00 per share. However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i)	the equity security is listed on NASDAQ or a national securities exchange;

(ii)
the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

(iii)	the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least $2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in the Company’s common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend the Company’s securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

Penny stock regulations will tend to reduce market liquidity of the Company’s common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market. The low price of the Company’s common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of the Company’s common stock also limits the Company’s ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Company’s shareholders pay transaction costs that are a higher percentage of their total share value than if the Company’s share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of the Company’s securities. The Company can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to “penny stock” rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the US Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

Significant Potential Equity Dilution and End of Lock-ups.

A summary of the Company’s diluted share capital is as follows:

At July 31, 2003 there were nil options and nil warrants of the Company in-the-money, however, the Company has a considerable number of options (731,000) and warrants (5,458,210) which will likely act as an upside damper on the trading range of the Company’s shares. As a consequence of the passage of time since the date of their original sale and issuance, no shares of the Company remain subject to any hold period restrictions in Canada or the United States as of July 31, 2003. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for the Company’s shares. Dilutive securities represent approximately 40% of the Company’s currently issued and outstanding common shares.

ITEM 4                     INFORMATION ON THE COMPANY

SUMMARY

A.	History and Development of the Company

1.	The legal name of the company which is the subject of this Form 20F is “Amarc Resources Ltd.” (herein “Amarc” or "the Company").

2.
Amarc was incorporated in British Columbia, Canada on February 2, 1993 under the laws of the Province of British Columbia, Canada as “Patriot Resources Ltd.” and changed its name on January 26, 1994 to “Amarc Resources Ltd.”.

3.

Amarc became a public or “reporting company” in the Province of British Columbia on May 30, 1995, upon acceptance of its initial prospectus offering by the British Columbia Securities Commission. The common shares of Amarc were listed (symbol – AHR) on the Vancouver Stock Exchange (VSE) on August 4, 1995 and continue to trade on the TSX Venture Exchange (“TSX Venture”), formerly the Canadian Venture Exchange, the successor stock exchange to the VSE.

Amarc continues to subsist under the laws of the Province of British Columbia, Canada. Amarc’s business office is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 684-6365. Amarc’s registered legal office is located c/o its Canadian attorneys, Lang Michener, at Suite 1500, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7, telephone (604) 689-9111.

4.
From 1993 to 2002 Amarc explored a series of resource prospects without success. Amarc held a 100% interest in several properties located in Yukon, Canada, but allowed its interest in these claims to lapse in fiscal 1999. Amarc holds interests in other claims in the Yukon and in Manitoba but wrote them down in 1998 to nominal values. Amarc also conducted exploration on the optioned “Amatepec” property in Mexico from late 1996 to 1998, but relinquished its option on the property and wrote down the related exploration costs in the 1999 fiscal year.

5.
In November 2001, Amarc obtained options on two properties – the Inde Prospect in Durango, Mexico and the Fox River Prospect in Manitoba, Canada. The option on Fox River was beneficially held by Amarc indirectly through an affiliated resource investment limited partnership (see Item 4D(2)) but the option was terminated in January 2003.

6.	Amarc is currently focused on the Inde Prospect in Durango, Mexico.

7.	The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended March 31, 2003 are as follows:

	Amounts deferred		Amounts expensed

Fiscal year	Inde	Fox River	Inde	Fox River

2003	Nil	Nil	$1,313,618	$391,712
2002	Nil	Nil	1,009,592	2,718,814
2001	Nil	Nil	Nil	Nil

B.	Business Overview

1.

Amarc’s Business Strategy and Principal Activities

Amarc Resources Ltd. (the “Company”) is in the business of acquiring and exploring mineral exploration properties. Amarc is currently focusing on the Inde Prospect, Durango, Mexico. Amarc is under common management with eight other publicly-traded resource issuers managed by Hunter Dickinson Inc. (see Item 7), which supplies technical and administrative staff who implement the Board’s strategic decisions. Amarc itself has no employees. As Amarc is an exploration stage company, there is no assurance that commercially viable mineral deposits exist on its optioned properties or that commercially viable mineral deposits will be found. Further, exploration activities and engineering studies will have to be completed before an evaluation could be undertaken to assess the economic and legal feasibility of any mineral deposits that are found.

The Inde Prospect lies in an historic gold mining area in Mexico. Amarc has acquired an option to purchase a 100% interest in the Inde Prospect through an assignment (at cost) from Hunter Dickinson Group Inc. (“HDGI”), a non-arm’s length party (see Item 7B). Amarc does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus exploration funds pending the completion of exploration programs. Amarc’s business cannot really be said to be seasonal in nature, although exploration activity in cold climate locales like northern Manitoba is naturally greater in the summer when the terrain is not covered by snow. Some exploration activities (involving heavy equipment or those requiring exposure of rock or soil) can only be conducted in the months between the end of spring run-off and the return of the snow pack in the fall. Amarc may schedule drill programs for the winter to take advantage of lower access costs because ground transportation is available over frozen roads (across lakes and rivers). Metals prices have traditionally seen multi-year cycles of higher and lower prices, which can adversely impact the availability of exploration funds.

C.	Organizational Structure Amarc operates directly through the following subsidiaries:

	a)	Compania Minera Amarc SA de CV (“Minera Amarc”),

	b)	Amarc Exploraciones Mineras SA de CV (“Amarc Exploraciones”), which holds Amarc’s rights to the Inde Project.

The Inde Project has no mining, plant or equipment located thereon although the project has field accommodation and miscellaneous exploration equipment on site.

FURTHER PARTICULARS OF AMARC’S PROPERTIES

Glossary                                In this Form 20-F, the following terms have the meanings set forth herein:

A.	Geological/Exploration Terms

Carbonate Replacement Deposit (CRD)
Massive sulphide bodies in which the mineralization has replaced carbonate minerals, that is, those mainly comprised of calcium, magnesium, carbon and oxygen. These occur along the contact between intrusive rocks and limestone (a carbonate rock), and also within the limestone unit.

Cyanidation	Chemical process by which gold is extracted from ground up rock material by forming gold-cyanide compounds.

Epithermal	Deposit of mineralization formed by natural processes in the earth at low temperature, 50-200[o] C often within structurally controlled veins.

Mineral Symbols	Au – gold; Ag – silver; Cu – copper; Fe – iron; Na – sodium; Ni – nickel; O – oxygen; Pd - palladium; Pt – platinum; Pb – lead; S – sulphur; Zn – zinc.

Monzonite
Igneous intrusive rocks of intermediate composition, containing equal amounts of alkali and plagioclase feldspar, and mafic minerals but little quartz. Thought to be associated with mineralizing event at Inde Project, Mexico.

Net Smelter Return (NSR)	Monies actually received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.

Porphyry	Rocks in which there are larger crystals in a groundmass of smaller crystals.

Pluton, sill, dyke
A body of igneous rock that has been formed beneath the surface of the earth by consolidation of magma. A pluton is a rounded to irregularly-shaped plug-like body. A sill is a horizontal intrusion. A dyke cross cuts the country rocks.

Quartz-feldspar Porphyry Dyke
Quartz and feldspar are the most common rock forming minerals in the earth’s crust. A quartz-feldspar porphyry dyke is a linear intrusion in which large quartz and feldspar crystals occur in a fine groundmass of quartz, feldspar and other minerals.

Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

Working Interest
Means a pro rata beneficial participating interest in the mineral interests and any other assets in a joint venture operating a mineral project and includes the right to receive the same interest of profits and subject to the obligation to fund the same share of costs and losses from its operation, and subject as well to any overriding royalties on production.

B.      Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
Metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

(1)     Inde Prospect, Durango, Mexico

Legal Agreements Summary

Pursuant to an agreement dated November 15, 2001, Hunter Dickinson Group Inc. (“HDGI”), a non-arm’s-length party owned by family trusts of Amarc’s insiders (see Item 7B), HDGI assigned to Amarc 100% of HDGI’s interest in an option to purchase a Mexican mineral prospect known as “Inde”, originally dated March 13, 2001 and amended August 22 and September 6, 2002. The Inde Prospect option was assigned in consideration of the payment by Amarc to HDGI of $1.00 and the repayment of HDGI’s costs incurred on the Inde Prospect to date in the amount of approximately US$400,000. These costs include reimbursement for two initial option payments made to the underlying Inde concession owner (US$225,000), plus reimbursement of HDGI’s costs to acquire two other adjacent mineral claims (US$50,000), plus tax on both of these payments and reimbursement of exploration costs (about US$125,000).

The terms of the underlying Inde mineral concession option, as amended, granted by Comercializadora y Arrendadora Parral, S.A. de C.V. (“Parral”), as owner and optionor, provide that a 100% interest in the Inde Prospect can be purchased by Amarc provided it makes staged payments totalling US$4,000,000 to the Optionor within 54 months of the date of the agreement. In September 2002, the Company received approval to pay US$25,000 of the scheduled option payment then due, and in November 2002, the Company and the vendor agreed to a new schedule of payments of US$125,000 every six months commencing in December 2003 and a balloon payment of US$3,000,000 in June 2006. A 4% net smelter royalty, capped at US$2 million over the project life, is also payable on the two claims under the purchase option.

The new schedule of option payments are listed below:

Due Date	Amount (US$)

March 13, 2001	$ 100,000	(paid)
September 13, 2001	125,000	(paid)
March 13, 2002	125,000	(paid)
September 13, 2002	25,000	(paid)
December 13, 2003	125,000
June 13, 2004	125,000
December 13, 2004	125,000
June 13, 2005	125,000
December 13, 2005	125,000
June 13, 2006	3,000,000

The Inde Prospect is subject to a finder’s fee agreement with International Mineral Development and Exploration, Inc. (“Imdex”) of Tucson, Arizona, which located the prospect. Imdex is entitled to receive fees based on a percentage of Amarc’s acquisition and exploration costs in relation to Inde to a maximum of $2 million. The finder’s fees are payable as to 10% of the first $300,000; 7.5% of the next $700,000; and 5% on costs greater than $1,000,000. To October 31, 2002, C$223,695 in finder's fees had been paid in cash and common shares of Amarc. Imdex is at arm’s length to Amarc and to HDGI.

Inde Prospect Geological and Related Technical Matters

Location and Access

The 36 square km Inde mining district occurs in the northern portion of the State of Durango, Mexico (Figure 1). The town of Inde, where basic services and supplies are available, is located approximately 8 km to the northeast of the center of the historical mine workings that are located on the property.

The property is accessed by 150 km of paved highway southeast of the mining supply center of Parral, Chihuahua, or by 235 km of paved highway west-northwest from Torreon, site of a major smelter and metallurgical complex. Local property access is by a network of good quality gravel roads from the town of Inde. Driving time by two-wheel-drive vehicle from the town of Inde is approximately 20 minutes.

Property Area and Title

The Inde Prospect consists of five contiguous mineral concessions, totalling 278.8 hectares, situated in the southwest corner of the district. Three of these, Unificación Paco, La Terrible and El Engano (totalling 248.6 hectares), are exploitation concessions and two, La Discordia and El Matracal (totalling 30.2 hectares), are exploration concessions (see “Exploration in Mexico” below regarding these types of concessions). The largest is the Unificación Paco exploitation permit #204,514 with an area of 240.6 hectares.

Exploration History

The Spanish first started mining in the district, then known by the aboriginal name INDEHÉ meaning “Disks of Gold”, in the 1500s, focusing on recovery of gold from surface oxide zones in the Inde Prospect and silver-bearing veins east of the Inde Prospect. The more accessible oxide ores remained attractive to small-scale miners until modern-times.

Consolidation and modern development of the district began about 1890 when North American miners acquired prospects in the area. In 1900, gold cyanidation plants were in operation and three companies mined gold at Cieneguillas until 1913. In 1927, the Cieneguillas area gold mines were consolidated into the Compania Minera y Beneficiadora de Inde, S.A. and a 150-ton per day cyanide mill, suitable for oxide ores, was installed. The following table is a sample record of data of ore production and grades reported by Compania Minera y Beneficiadora de Inde, S.A.:

Table 1 - Examples Of Ore Production, 19311

			Grades (g/t)
Month	Mine	Metric Tonnes	Gold	Silver
January 1931	Guadalupe	3145	16.9	124.8
	Terrible	428	19.0	115.5
	Matracal	725	12.3	37.9

	Total	4298	16.3	109.2

February 1931	Guadalupe	2811	19.3	119.0
	Terrible	425	16.4	115.0
	Matracal	812	12.9	34.0

	Total	4048	17.7	101.0

September 1931	Guadalupe	2398	13.6	115.0
	San Francisco	234	14.2	111.0
	Terrible	511	17.1	132.0
	Matracal	1190	10.7	32.0

	Total	4333	13.3	94.0

     1 Cia. Minera y Beneficiadora de Inde, S.A Internal Company Memos – Feb. 20, 1931 and Oct.15, 1931

Mining ceased in 1935 when sulphide material was encountered. There has been only very minimal exploration or development of the sulphide mineralization, which is understood to underlie the oxide mineralization. Readers are cautioned that material which was considered to be "ore" using 1931 standards may not be considered "ore" by current standards.

INDE PROJECT

DURANGO,
MEXICO

N
San Francisco
INDE
49
45
Guanacevi
Mapimi
Torreon
D U R A N G O
Santiago
Papasquiaro
26
40
Pacific Ocean
Durango
100 Kilometres
40
Mazatlan
San Martin
INDE
MEXICO
Town
Mine
Smelter
Highway
Road
Railway
Powerline

LOCATION AND INFRASTRUCTURE

Figure 1

N
Libertad
Terrible
Amazonas
Descubridora
Guadalupe
Pleyades
Matracal
Caballo
QFP
S
M
L
V
C
500 Metres

TERTIARY
V Volcanic Rocks
QFP Quartz-Feldspar Porphyry
C Conglomerate
CRETACEOUS
M Monzonite
S Shale/Limestone, Conglomerate, Siltstone
L Limestone
Surface Projection of Mineralization
Carbonate Replacement Deposits, Open Stopes, Outcrops
Vein
Fault
Property Boundary
Historic Mine

GEOLOGY AND MINERALIZATION

Figure 2

Figure: Geology and Mineralization

Regional Geology

The Inde mining district is located on the eastern flank of the Sierra Madre Occidental Geological Province, a north-northwesterly trending belt of Tertiary (geological period from 66 to 2 million years ago) volcanic rocks. Tertiary volcanic rocks and Cretaceous sedimentary rocks underlie most of the state of Durango. Felsic to intermediate intrusions (quartz diorite, granodiorite, granite and rhyodacite porphyry) are also found throughout the state.

The Tertiary volcanic rocks host numerous epithermal (deposit formed at low temperature, 50-200oC often as structurally controlled veins) gold-silver vein districts in Mexico, including Tayoltita in western Durango and Ocampo in Chihuahua. The Cretaceous limestones are important hosts to major carbonate (or limestone) hosted replacement deposits (“CRD”) throughout Mexico.

Property Geology

The geology of the Inde Property is shown in Figure 2. The sedimentary sequence extends in age from the Lower Cretaceous to Quaternary. Lower Cretaceous limestone (Guadalupe Formation) is overlain by sedimentary rocks of the Coloradas Formation, and unconformably overlain by the Upper Cretaceous Union Formation volcanic rocks and Tertiary conglomerate. Next are rhyolitic volcanic rocks of the Inde Formation. The sequence is intruded by monzonite stocks and dykes of probable Upper Cretaceous age, and quartz-feldspar porphyry bodies that formed at the same time as volcanic rocks of the Tertiary Inde Formation.

The widespread mineralization in the Inde mining district occurs in the Guadalupe Limestone and, to a lesser extent, in the Union Formation volcanic rocks, and is thought to be related to the Tertiary intrusions. Therefore, the sequence of geological units on the Inde property is comparable in age and type to those which host both epithermal and carbonate hosted replacement deposits elsewhere in Mexico.

The geological structure of the district is complex, with three dominant structural trends. In the main gold zone, faults, veins and replacement bodies follow a strong N50-N60W strike, coincident quartz-feldspar porphyry sills and dykes that run parallel to bedding in the limestones. Veins occur, predominantly, in an east-west orientation. A secondary, northeasterly-trending set of veins is also present.

Although various interpretations have been proposed to account for the steeply dipping relationship of the units at Inde, the one that is favoured by Amarc from its work so far is that the events that created the limestone “highlands” are an important control for mineralization. These simple northwest trending uplifted blocks, or horsts, are cut by structures developed during two periods of intrusive (with or without hydrothermal) activity.

Mineralization

Mineralization in the Inde mining district consists of two main types that occur in different parts of the district but are both associated with intrusive activity that occurred during the late Tertiary period. In order of economic significance, these are gold bearing, massive sulphide, carbonate replacement deposits developed in limestone at the contact between limestone and monzonite intrusive rocks and/or along structures within the limestone units, and precious and base metal bearing epithermal veins developed along east-west or northwest-southeast trending structural zones.

Summary and Exploration Program

The gold bearing massive sulphide carbonate replacement mineralization is potentially the most economically significant ore type in the district. Historic gold production has been from the oxidized upper portions of massive sulphide replacement bodies above the water table (i.e. 100-200 m below surface).

Approximately 3,300 m of favorable limestone-intrusive contact zone exists on the Inde Prospect, of which approximately 1,300 m is currently known to be mineralized. The depth and extent of these zones remains untested.

The Matracal deposit is located 100 m southeast of the Guadalupe mine. This deposit consists of black, specularite (iron oxide mineral)-magnetite-pyrite-malachite along the southern limestone-quartz conglomerate contact, near a dyke-like intrusion of quartz-feldspar porphyry. The zone strikes to the northwest, dips steeply and can be traced for 600 m on surface. The depth extent of the Matracal mineralization is untested. Matracal averages 6 to 10 m in thickness with reported grades of 10 g/t Au and 15 g/t Au in oxidized zones of a surface cut.

A two-phase exploration program was recommended for the Inde Prospect, and now has largely been completed. Phase 1 consisted of both surface and underground geological mapping and rock sampling. Phase 2 focused on drill testing for massive sulphide carbonate replacement bodies below the current level of oxidation and limits of historic mining to obtain a preliminary determination of the size and grade potential of auriferous sulphide bodies. Metallurgical studies would be undertaken on massive sulphide samples obtained through underground sampling and the drill testing program. Phase 2 would test targets delineated by Phase 1.

Recent Exploration

Amarc has largely completed the exploration program, and made the March 2002 and renegotiated September 2002 option payments to the Inde Prospect Optionor. The Phase 1 program included transit surveying and geological mapping at surface and in underground workings. Site work took place in February 2002 and cost about $135,000.

A mineralized trend, encompassing the Terrible to Guadalupe areas, was traced for over 1,100 m from La Libertad portal at surface, and is shown to continue further to the east on maps of the underground workings. A comparison of the surface and underground maps indicate that the most intensively mined areas with the best grades at depth do not necessarily coincide with the best mineralized areas at surface, that is, as seen in open cuts. Up to five mineralized structures, are indicated from open cuts. The structures are subparallel to the contact of limestone and monzonite units. These main structures are offset by cross-cutting east-northeasterly trending structures. The latter structures are also mineralized and some have been mined. The width of the mineralized zones increases where the main structures intersect with the cross-structures.

A drilling program began in May and was completed in mid-August 2002, at a cost of about $1,045,000. Fourteen holes, totalling 4,333 m and spaced 25 m to 200 m apart, were drilled along a 600 m portion of the known strike length of the mineralized contact zone (Figure 3).

FIGURE: DRILL PLAN

Drilling targeted zones of gold-bearing massive sulphides below or near extensive historic stopes and other workings. Over one million ounces of gold had been produced from the oxidized, near-surface portions of the mineralized bodies. All fourteen holes intersected significant widths of oxide or sulphide mineralization, and ten of the holes returned significant values as shown in Table 2.

TABLE 2 - 2002 DRILLING ASSAY RESULTS

Drill Hole	From	To	Interval	Mineralization	Gold	Silver	Zinc	Lead
No.	(m)	(m)	(m)		g/t	g/t	%	%

1	302.30	302.80	0.50	Sulphides	4.76	59.0	-	-
3	91.70	97.00	5.30	Oxides	0.03	59.2	2.64	0.40
Includes	91.70	93.00	1.30	Oxides	0.02	157.0	8.19	1.15
4	59.50	64.30	4.80	Oxides	0.03	105.8	3.50	2.39
Includes	60.50	62.50	2.00	Oxides	0.05	206.5	3.37	4.60
5	181.19	182.19	1.00	Oxides[1]	3.18	15.0	-	-
5	200.24	203.24	3.00	Oxides[1]	0.07	16.0	3.01	0.10
6	109.00	111.00	2.00	Oxides	3.56	21.0	-	-
6	199.50	212.00	12.50	Oxides[2]	0.10	6.0	2.79	0.02
6	253.50	255.82	2.32	Sulphides	1.70	16.0	9.70	0.03
6	265.50	267.13	1.63	Sulphides	12.24	51.2	-	-
8	240.30	243.15	2.85	Sulphides	4.27	5.4	-	-
Includes	241.30	241.98	0.68	Sulphides	16.90	15.0	-	-
9	142.62	147.62	5.00	Sulphides	6.04	10.4	-	-
Includes	145.62	147.62	2.00	Sulphides	10.25	6.5	-	-
9	165.60	165.92	0.32	Sulphides	3.50	100.0	3.22	4.62
11	121.90	129.50	7.60	Ox/Sulp[3]	2.84	5.2	-	-
Includes	124.60	125.20	0.60	Ox/Sulp	11.54	13.0	-	-
13	188.85	194.90	6.05	Oxides	3.90	50.9	-	-
14	195.00	198.00	3.00	Sulphides	0.35	214.3	5.42	3.00

1 = DDH 5:	188.19 to 211.4 (23.21m); <6.6m core recovered, timber from stopes recovered.
2 = DDH 6:	194.49 to 197.54 (3.05m) and 220.0 to 224.9 (4.9m): open cavities or stopes.
3 = DDH 11:	122.45 to 124.60 (2.15m) and 125.2 to 127.6 (2.4m): open cavities or stopes.

During the drilling program, Amarc initiated and carried out a confirmatory re-assay program using two kilogram reject samples and metallic screen analysis in order to eliminate the possibility of erratic gold distribution or “nugget gold” effect within the assay database.

Drill holes 5, 6 and 11 intersected open stopes; higher-grade material was removed from these zones by historic mining activities. Intersections in holes 5 through 11 occur at a contact of limestome and intrusive rock in the Pleyades area; the mineralization is open along strike to the southeast, northwest and down dip.

There are several additional areas to be tested. To the northwest, these include La Libertad, Terrible and Amazonas and to the southeast, these include Matracal and Buena Vista. Amarc is currently targeting sources of additional funding through alliances with financial, exploration and mining entities for further exploration programs at Inde.

Information from the 2002 programs was compiled and reviewed by HDI’s geological staff retained by Amarc. Daniel B. Kilby, B.A.Sc., P.Eng., the named expert, was the site geologist and has reviewed the disclosure herein for accuracy and completeness. His consent was attached as an exhibit in the Form 20-F initial registration statement filed in 2002 (see Item 19).

Mineral Exploration in Mexico

Numerous Canadian mining companies have mineral operations in Mexico. Restrictive foreign ownership laws and political instability in previous years reduced the desirability of investment. In 1993, Mexico enacted legislation that allows 100% foreign ownership of certain Mexican assets including mining properties through 100% ownership of Mexican companies. In addition, the North American Free Trade Agreement (“NAFTA”) came into effect on January 1, 1994, further reducing barriers for foreign investment by Canadian and United States companies. NAFTA will phase-out trade barriers, such as tariffs, import licensing requirements, quotas and the requirement that products contain a specified percentage of domestic content. NAFTA will also reduce investment barriers, such as equity or management control restrictions, sector-specific investment bans, export performance requirements, local content and domestic sales requirements, technology transfer, licensing regulations and participation of foreign investment in certain industrial activities.

Corporate income tax rates in Mexico are 35% for fiscal year 2002, but this percent will be reduced for the next four years at the rate of one percent every year. There is also a minimum tax of 1.8% of assets. Amarc will not earn income in the foreseeable future. Mexico also has a value added tax (“VAT”) at a rate of 15%. Credits for the VAT are available for exports. For the calculation of corporate tax fixed assets are depreciated on a straight-line basis at a rate of 5% to 100% dependent on the type of asset. Losses can be carried forward for 10 years for corporate tax purposes. Dividends are subject to a dividend tax only if the distribution is from earnings on which corporate income tax has not been paid. Withholding tax at a rate of 10% - 25% is applied to payments of interest, technical assistance and royalties and 35% to royalties on intellectual property and trade names and marks. There are no restrictions on capital repatriation. The Mexican currency, the Peso, has suffered depreciation in the past few years but appears to have now achieved a degree of stability.

Under Mexican mining law, the Ministry of Economy, through the General Bureau of Mines, will grant to individuals with Mexican nationality and companies organized pursuant to the Mexican laws, among others, the legal rights to mining concessions, which are required in order to carry out exploration and exploitation of minerals or substances that are subject to the Mining Law. The concessions granted are of two kinds: the first, for “exploration,” which will have a non-renewable effective period of 6 years, counted from the date of registration with the Public Registry of Mining. An exploration concession can be replaced, if the concessionaire requests, by an “exploitation concession” which has an effective period of 50 years, also counted from its registration with the Public Registry of Mining. The concession for exploitation can be renewed for equal periods, provided there are no grounds for cancellation as established by the Mining Law. As noted under “Property Area and Title” above, the Inde Project includes both exploration and exploitation concessions.

The Company is of the view that local Mexican economic, currency and mining tenure conditions need not significantly adversely affect its operations. Any minerals produced from its Mexican properties would be sold by the Company in US Dollars at world prices. The costs of equipping a mine would likely be paid largely in US Dollars.

ITEM 5                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Amarc’s business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential in order to enhance the value of the project and then seek to sell or joint venture the project to a major mining company. Amarc, as an active junior resource issuer, does not consider it likely that even if project economics warrant commercial production, that Amarc itself would place the Inde Project into commercial production, as such operations require large corporate, technical and financial infrastructure which Amarc does not have nor does it intend to acquire. None of Amarc’s currently held or to be acquired mineral deposits currently is known to host a mineral reserve which has been subject to sufficient development work to determine that it is economic at current metals prices.

Under an Accounting Guideline No. 11 (“AcG11”) of the Canadian Institute of Chartered Accountants, which is the professional body which sets accounting disclosure standards in Canada, the Company has determined that it is likely to be classified as a “development stage” issuer. AcG11 recommends that an enterprise be considered to be in the development stage when its principal operations have not commenced and gives factors which suggest development stage accounting may be appropriate. These factors include the absence of significant revenues and that a significant portion of its available funding and employees are not involved in operating activities which generate revenue but rather are engaged in the establishment of a capital asset in anticipation of operating activities. Also, due to the lack of operations which generate profits, another factor is that the recoverability of the cost of the development stage issuer’s capital assets may be uncertain. The Company has concluded that its lack of revenue, given the absence of commercial mining activities at Inde, is indicative that the Company is in the development stage. Assuming the Company is a development stage enterprise, AcG11 provides that there must be a particularly careful assessment of the recoverability of the carrying amounts of the deferred acquisition costs relating to the Inde Project.

In fiscal 2002, the Company changed its accounting policy whereby acquisition costs will continue to be deferred but exploration expenses, which had been deferred under the old policy, will be charged to operations as they are incurred. The financial statements for 2002 reflect this policy and the comparative numbers have been restated to reflect the change. AcG11 also encourages the use of “cumulative from inception” disclosure of all figures in an issuer’s statement of operations and cash flows, however the preparation of this information for the Company, given its 10 year history, would not be meaningful in the context of its current financial disclosure and accordingly the Company has not implemented this elective provision of AcG11.

Amarc’s results of operations are economically evaluated on an “event driven” basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit’s size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Amarc’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important. Although Amarc calculates an annual loss per share (which has varied over a range of $0.02 to $0.37 over the last three fiscal years), Amarc is of the view that its share price does not vary in accordance with the loss per share statistic but rather Amarc share prices vary with the price of the underlying market for gold and the outlook for it.

Amarc’s financial statements are prepared on the basis that it will continue as a going concern. Given that Amarc has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in funding exploration to seek large tonnage metal deposits even where economic certainty is unknown. Amarc can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than Amarc’s liabilities with a potential for total loss to Amarc shareholders.

Amarc does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar US$1.00: Cdn$1.45 to $1.61 during these three years. For additional details respecting the five year historical exchange rates, see Item 4. Amarc has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Amarc’s assets primarily relate to the outlook for gold. For information relating to the historical prices for gold, see “Item D, Trend Information” below.

Operating Results – Fiscal 2003 Compared to Fiscal 2002

Amarc recorded a loss of $1,854,721 in fiscal 2003, as compared to a loss of $3,886,618 over the 2002 fiscal year. The 2003 loss includes losses and write downs on marketable securities totaling $600,510.

Operating expenses for the 2003 fiscal year are $1,194,565, as compared to $4,323,110 in the previous fiscal year and $2,303,027 in the first nine months of fiscal 2003. Overall expenses also include a $97,438 grant recovery of Fox River exploration expenditures that was received from the Manitoba government as part of a mineral exploration incentive program. Quarter to quarter expenses dropped because exploration wound down at both the Fox River and the Inde projects in the third quarter of the year.

Exploration expenses in fiscal 2003 were $1,802,768, compared to $3,728,406 spent in the fiscal 2002. Of the exploration expenses, $489,150 was spent on Fox River and $1,313,618 was spent on Inde. Exploration expenditures for Fox River were mainly geological ($198,247), associated with the cost of report writing and project supervision incurred by Falconbridge, and project management and development of technical reports by Hunter Dickinson for the exploration programs. Other significant expenditures on Fox River included drilling ($170,756) and the cost to charter helicopters ($70,097) for drill moves and other transportation related to the exploration program.

The highest exploration expenses at Inde were for drilling ($467,227) during the period of May to August 2002, geological ($297,126) for geological mapping and supervision of the drilling program as well as report writing. Other significant costs included site activities ($226,417) for camp mobilization and demobilization and the completion of reclamation of drill sites, $121,301 property fees and assessments, $45,078 in option payments and $51,273 in assays and analyses of drill core samples.

Overall administrative costs increased in fiscal 2003 from the previous year to $789,235 from $594,704. The main increases are in office and administration (2003–$107,304; 2002–$79,820) and salaries and benefits (2003–$278,770; 2002–$110,776). The increase in office and administration costs, and a significant part of the salaries and benefits expenditures, are due to wages for increased management attention and staff support for the exploration programs that during the year. The cost of shareholder communications increased (2003–$126,193; 2002–$20,552) due to significantly increased promotional activities related to the exploration programs.

Operating Results – Fiscal 2002 Compared to Fiscal 2001

Amarc recorded a loss of $3,886,318 for the 2002 fiscal year, as compared to a loss of $182,898 in 2001. The substantial increase was due to higher exploration, operating and administrative expenses, and lower interest income.

Operating expenses for the year were $4,323,110, compared to $398,302 over the same period in the previous fiscal year. Expenses were higher in most categories this year, and were mostly directed toward the investigation and subsequent acquisition of the Inde Property and Fox River Property, funding the exploration work done on the Fox River project over the 2001 calendar year, and carrying out the winter field programs on the Inde and Fox River properties.

Exploration was by far the biggest expense in fiscal 2002 at $3,728,406 as compared to Nil in 2001. Of the 2002 exploration expenses, $2,718,814 was spent on Fox River and $1,009,592 on Inde. For Fox River, the highest expenditure was the purchase of Expatriate’s option earn-in rights ($1,300,000). The next highest exploration expenditure was on drilling ($603,027). During the 2001 program, 13 holes totalling 4,473 metres were drilled, testing nickel-copper-PGM targets. Nine holes, totalling 1,543 metres were drilled in 2002 for PGM and diamond targets. Some holes were completed in April and subsequent to year-end. Significant exploration expenditures were also made on geological work ($480,422), including wages for supervision of drilling and geophysical programs and logging drill holes; assays and analyses for drill hole samples ($87,676) and site activities for building roads and camp facilities and moving drills ($65,391). Government grants ($387,880) were received during 2002 from the Manitoba Mineral Exploration Assistance Program in connection with 2001 exploration activities.

For Inde, the highest expenses included within exploration costs were for option payments ($628,621) and for geological expenses ($184,066) related to planning and carrying out the geological programs.

Significant expenditures within administration were accounting legal and audit (2002 - $178,908; 2001 – $23,864), management and consulting (2002 - $110,971; 2001 – $52,361), and salaries and benefits (2002 - $110,776; 2001 - $56,136). All of these increased significantly from fiscal 2001 due to higher corporate activities surrounding the property acquisitions, development of annual information forms, financial reports and offering documents for the financing in the third and fourth quarters.

Operating Results – Fiscal 2001 Compared to Fiscal 2000

Expenses for the year ended March 31, 2001 were $400,144, compared to $226,169 in the previous year. Amarc has assessed various exploration opportunities over the past year, at a cost of $235,741, and this was the largest expenditure made by Amarc. It is almost three times the expenditure on property investigations in each of the previous two years in which about $85,000 per year was spent. About sixty percent of the property investigation expenditures are attributable to wages of geological, environmental and graphics staff for office and site investigations, 25% to travel costs for property visits and 15% to sample analyses and handling.

Other significant expenditures in the past year were $56,136 on salaries and benefits for administrative staff, an increase from $43,786 in the previous fiscal year, and management and consulting fees of $52,361. The latter is an increase from $40,419 in the year ending March 31, 2000. The increase is due to additional management activities related to reviewing the results from evaluations to make acquisition decisions.

B.      Liquidity and Capital Resources

Overview and Recent Events

Historically Amarc’s sole source of funding has been the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Amarc also issued common share capital in each of these three years pursuant to private placement financings. Amarc has no assurance of continued access to significant equity funding.

Fiscal 2003 Compared to Fiscal 2002

As of March 31, 2003, Amarc had working capital of $0.6 million, as compared to $2.2 million at the end of fiscal 2002. At March 31, 2003, Amarc had 15,468,890 common shares issued and outstanding.

On August 27, 2002, the Company closed a private placement of 345,710 units at a price of $0.60 per unit. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.73 until December 27, 2003. The share purchase warrants are subject to a 45-day accelerated expiry if the closing price of the common shares of the Company as traded on the TSX Venture Exchange is at least $1.10 for ten consecutive trading days.

In December 2002, the TSX Venture Exchange gave approval for 2,412,500 warrants exercisable at $0.40 per common share to have their original expiry dates of January 7, 2003 and July 7, 2003 extended to January 7, 2004.

In December 2002, the Company amended the exercise price of 200,000 warrants (which expire December 31, 2003) from their original price of $1.00 to $0.50.

Fiscal 2002 Compared to Fiscal 2001

As of March 31, 2002, Amarc had working capital of $2.2 million, as compared to $4.4 million at the end of fiscal 2001. At March 31, 2002, Amarc also had 14,770,000 issued and outstanding shares.

In December 2001, Amarc agreed to privately place 2,500,000 units in its capital at a price of $0.40 per unit, of which 1,259,000 units were sold to Amarc’s insiders and/or their associates. Each Unit comprises one common share and a warrant exercisable to purchase an additional share at a price of $0.40 for a one-year period from the date of issuance. These shares were restricted from trading for a period of 4 months from issuance. The price of the offering was determined, subject to regulatory consent, based on the market price of the shares on the date of the news release publicly announcing the financing - December 14, 2001. A specified maximum discount to market would have been available but was not taken, and the financing was priced at the market closing price of $0.40 on that date. An additional 446,000 non-flow through shares were issued, concurrent with the flow-through shares, on identical terms and conditions, except for an additional six months added to the expiry period of the warrant portion of these units.

On January 24, 2002, Amarc reached an agreement in principle for a private placement of 2,500,000 Units at a price of $0.40 per Unit. Each unit comprised one common share and a share purchase warrant exercisable to purchase an additional share at a price of $0.50 for an eighteen month period from the date of issuance. This placement was completed on March 8, 2002. Amarc paid placement fees of $89,000, as permitted by TSX Venture Policies, on a portion of the private placement.

Financial Instruments

Amarc keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Amarc’s current needs are invested in short term near-cash investments pending the need for the funds.

Amarc does not have any significant commitments for exploration expenditures other than approximately $0.2 million in 2003 and $0.4 million in each of 2004 and 2005 and $4.2 million in 2006 for fees and work commitments on its Inde Property, and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2003 year end Amarc estimates that the cost of maintaining its corporate administrative activities at approximately $35,000 per month. Accordingly Amarc’s management estimates that a minimum of $1.4 million will be needed to maintain its corporate status and assets over the ensuing two-year period. Amarc has a current working capital of $0.6 million, which is sufficient to fund the next year of administration cost and exploration programs.

C.      Research Expenditures

Amarc is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D.      Trend Information

As a natural resource exploration company Amarc’s activities reflect the traditional cyclical nature of metals prices.

Gold prices climbed to a high of approximately US$382 per ounce in February 2003, declined steadily to about US$320 in April 2003, and have averaged approximately US$350 in the May to July period.

ITEM 6                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Shares Beneficially
Name, Position and	Period a Director	Owned or
Country of Residence	of Amarc	Controlled(1)

Robert G. Hunter	Since April 15, 1993	820,600 common(3)
Co-Chairman and Director
Canada

Robert A. Dickinson	Since April 15, 1993	558,900 common(4)
Co-Chairman and Director
Canada

Ronald W. Thiessen(2)	Since September 26, 1995	421,000 common
Chief Executive Officer, President and
Director
Canada

Jeffrey R. Mason	Since September 26, 1995	308,000 common
Chief Financial Officer, Secretary and
Director
Canada

David J. Copeland(2)	Since September 26, 1995	517,500 common
Director
Canada

Scott D. Cousens(2)	Since September 26, 1995	430,800 common
Director
Canada

(1)
The number of shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of Amarc, and by the directors themselves. As of July 31, 2003, the current directors and officers hold an aggregate of 3,106,800 shares which represents approximately 20% of the current outstanding shares. The directors also hold an aggregate of 1,259,000 warrants.

(2)	Amarc does not have an Executive Committee of its directors. The Directors who are members of the audit committee of Amarc are Messrs. David J. Copeland, Ronald W. Thiessen and Scott D. Cousens.
(3)	These shares are held by 455501 B.C. Ltd., a private company owned and controlled by Robert G. Hunter.
(4)	85,200 of these shares are held by United Mineral Services Ltd., a private company controlled by Robert A. Dickinson.

All directors have a term of office expiring at the next annual general meeting of the Company. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Principal Occupation of Current Management of Amarc

ROBERT G. HUNTER – Co-Chairman of the Board and Director

Robert G. Hunter for the past 21 years has been active as a mining promoter headquartered in Vancouver and continues to be active in the mining business although he is now semi-retired. Mr. Hunter does not have any technical credentials in mining but through years as a businessman and insurance executive developed a network of venture capitalists in the mining field. Mr. Hunter has served as a director of other public companies listed at one time on the NASDAQ, The TSX Stock Exchange and TSX Venture Exchange. Mr. Hunter is Chairman and director of Hunter Dickinson Inc.

ROBERT A. DICKINSON, B.Sc., M.Sc. – Co-Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 34 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and, for the past several years, has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by and is a director of Hunter Dickinson Inc. (see Item 7), a company providing management and administrative services to several publicly-traded companies including Amarc, and he focuses on directing corporate development and financing activities.

JEFFREY R. MASON, CA – Chief Financial Officer, Corporate Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last nine years as a corporate officer and director to a number of publicly-traded (TSX, NASDAQ, TSX Venture) mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer and director of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

DAVID J. COPELAND, PEng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Amarc and other companies for which Hunter Dickinson Inc. (of which he is a director) provides services.

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Prior to his involvement with the Hunter Dickinson group, he was an investment broker. Mr. Cousens’ focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies which Hunter Dickinson Inc. (to which he is a director) provides services.

B.      Compensation

During Amarc’s financial year ended March 31, 2003, the aggregate cash compensation paid or payable by Amarc to its directors and senior officers by Amarc and its subsidiaries, all of whose financial statements are consolidated with those of Amarc, was $149,057.

The aggregate cash compensation paid by Amarc for its most recently completed financial year to the sole Named Executive Officer (Mr. Ronald W. Thiessen, Chief Executive Officer and President of the Company) was $35,674.

The compensation for the Named Executive Officer for Amarc’s three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compens ation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen Chief Executive Officer, President and Director	2003 2002 2001	35,674 3,266 2,415	0 0 0	0 0 0	150,000	0 0 0	0 0 0	0 0 0

Share Options

The share options granted to the Named Executive Officer during the financial year ended March 31, 2003 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	0	0%	N/A	N/A	N/A

The share options exercised by the Named Executive Officer during the financial year ended March 31, 2003 and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2003 (number) Exercisable	Value of Unexercised in-the-Money Options at March 31, 2003 ($) Exercisable
Ronald W. Thiessen	0	0	150,000	0

No share options were repriced on behalf of the Named Executive Officer during the financial year ended March 31, 2003.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between Amarc and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which Amarc and its subsidiaries compensated directors during the most recently completed financial year for their services in their capacity as directors or consultants. Amarc has a share incentive plan for directors, employees, and consultants. No stock options were granted under this plan to directors or officers during the year.

Securities Held By Insiders

As at July 31, 2003 the directors and officers of Amarc held as a group, directly and indirectly, owned or controlled an aggregate of 3,056,800 common shares (19.8%), hold options to acquire an additional nil common shares, and warrants to acquire an additional 1,259,000 common shares. To the knowledge of the directors and officers of Amarc, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares.

C.      Board Practices

All directors were re-elected at the September 26, 2002 annual general meeting and have a term of office expiring at the next annual general meeting of Amarc to be held on September 25, 2003. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Amarc and its subsidiaries during the financial year ended March 31, 2003 for their services in their capacity as directors and consultants except as herein disclosed. For the year ended March 31, 2003, Amarc compensated its directors directly and indirectly for services by paying them an aggregate of $149,059, including the amount paid to Mr. David Copeland’s private company, CEC Engineering Ltd ("CEC"). Amarc paid $9,980 to CEC for engineering and geological services provided during the year.

David Copeland, Scott Cousens, and Ronald Thiessen are the members of the Company’s audit committee. The audit committee is elected annually by the directors of Amarc at the first meeting of the board held after Amarc’s annual general meeting. Its primary function is to review the financial statements of the company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

The Company has no remuneration committee.

D.      Employees

At July 31, 2003, Amarc had no employees, and contracted staff on an as-need basis. Amarc’s functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.      Share Ownership

As at July 31, 2003, an aggregate of 731,000 common shares have been reserved for issuance pursuant to the following employee, director, executive officer and service provider stock options:

(a) Incentive Options

	Number of	Exercise	Date of
	Shares	Price (C$)	Grant	Expiry Date

Directors and Officers of the
Company and its Subsidiaries	0	N/A	N/A	N/A

	0

Employees and Service
Providers	627,000	0.48	Jan 22, 2002	Jan 30, 2004
	97,000	0.18	Dec 10, 2002	Dec 20, 2004
	7,000	0.17	May 8, 2003	May 9, 2005

	731,000

During fiscal 2003, no stock options were exercised.

(b) Share Incentive Plan

In order to provide incentive to directors, officers employees, management and others who provide services to Amarc to act in the best interests of Amarc, Amarc has adopted a Share Incentive Plan, (the “2002 Plan”). The Plan was approved by shareholders at Amarc’s annual general meeting held on September 26, 2002. Under the Plan, a total of 2,970,000 shares of Amarc were reserved for share incentive options to be granted at the discretion of Amarc’s board of directors to eligible optionees (the "Optionees"). As of July 31, 2003 a total of 731,000 share incentive options were outstanding under the Plan of which nil options are of those granted to insiders.

The following are the material terms of the 2002 Plan.

Eligible Optionees

Under the policies of TSX Venture, to be eligible for the issuance of a stock option under the 2002 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to Amarc or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, Amarc must provide TSX Venture with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX Venture.

Material Terms of the Plan

The following is a summary of the material terms of the 2002 Plan:

(a)	all options granted under the 2002 Plan are non-assignable and non-transferable and for a period of up to 10 years;

(b)
for stock options granted to employees or service providers (inclusive of management company employees), Amarc is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Amarc or of any of its subsidiaries;

(c)
if an Optionee ceases to be employed by Amarc or to provide services to Amarc (other than as a result of termination with cause) or ceases to act as a director or officer of Amarc or a subsidiary of Amarc, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)
the minimum exercise price of an option granted under the 2002 Plan must not be less than the closing price for Amarc’s common shares as traded on the TSX Venture on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX Venture of up to 25%; and

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Amarc in a one year period.

Amarc will obtain "disinterested" shareholders' approval (described below) if:

(a)	the number of options granted to Insiders of Amarc exceeds 10% of Amarc’s outstanding listed shares; or

(b)	the aggregate number of options granted to Insiders of Amarc within a one year period exceeds 10% of Amarc’s outstanding listed shares; or

(c)	the number of options granted to any one Insider and such Insider’s associates within a one year period exceeds 5% of Amarc’s outstanding listed shares; or

(d)	Amarc is decreasing the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

If options are granted by Amarc under the 2002 Plan which trigger the requirement for disinterested shareholder approval (“DSA Options”), the DSA Options will be presented to shareholders of Amarc for approval at Amarc’s annual general meeting to be held in 2004. No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

“Disinterested shareholder approval” means the approval by a majority of the votes cast by all shareholders of Amarc at the shareholders’ meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Amarc (generally officers and directors) to whom the DSA Options have been granted under the 2002 Plan and Associates of those Insiders.

ITEM 7                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

Amarc’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Amarc does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Amarc is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 31, 2003, Amarc had authorized 100,000,000 common shares without par value of which 15,468,890 were issued and outstanding.

As of July 31, 2003, the only registered holder of 5% or more of the common shares of Amarc were brokerage clearing houses.

As of July 31, 2003, directors and officers of Amarc as a group (9 persons) owned or controlled an aggregate of 3,106,800 shares (20.1%) of Amarc, or 1,990,000 shares (12.9%) on a fully diluted basis.

Under the British Columbia Securities Act insiders (generally officers, directors, and holders of 10% or more of Amarc’s shares) are required to file insider reports of changes in their ownership in the first ten days of the month following a trade in Amarc’s securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site www.bcsc.bc.ca and at www.sedi.ca

As at July 31, 2003, to the best of the Company's knowledge, the following is the geographic distribution of shareholders. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

	Number of registered	Number of common
Location	shareholders	shares held	%

Canada	9	12,273,951	79.35
United States	8	1,044,888	6.75
Other countries	21	2,150,051	13.90

Total	38	15,468,890	100.00

B.      Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Amarc or its predecessors during the year ended March 31, 2003 except as follows:

(a)
Hunter Dickinson Inc. (“HDI”), is one of the largest independent mining exploration groups in North America and as of July 31, 2003, employs or retains on a substantially full-time basis, fifteen geoscientists (of which five are professional geologists/PGeo, and three are geological engineers/PEng and two are PhD’s), four licensed professional mining, mechanical or civil engineers (PEng), seven accountants (including four CA’s, one CGA, and one CMA) and fifteen administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec, and Yukon) and internationally in Brazil, Chile, the United States, Mexico and South Africa. HDI allocates the cost of staff input into projects such as the Inde Project based on the time records of the personnel involved. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company’s management to be competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice. HDI is managed by the directors of the Company, who are generally the controlling directors of the other corporate participants in the arrangements with of HDI.

(b)
Geological Management and Administration Services Agreement dated for reference the 31st day of December, 1996 pursuant to which HDI provides geological, corporate development management and administrative services to, and incurs third-party costs on behalf of, the Company on a full cost recovery basis believed by the Company’s management to be at a cost that is competitive with arm’s length suppliers. During the fiscal year ended March 31, 2003 the Company paid $973,289 to HDI for services pursuant to this Agreement.

(c)	Inde Prospect Agreement

Under a Mineral Transfer Agreement dated November 15, 2001, Hunter Dickinson Group Inc. (“HDGI” see below) assigned to Amarc 100% of HDGI’s interest in the Inde Prospect option in consideration of the payment by Amarc to HDGI of $1 and the repayment of HDGI’s costs incurred on the Inde Prospect to that date in the amount of approximately US$400,000. The US$400,000 was reimbursement for the first and second option payments paid to the owner of the Inde Prospect concession (totalling US$225,000), payment for the purchase two claims (US$50,000) plus value added tax for both of these transactions (US$41,000), plus reimbursement of geological work and staking of additional claims of US$84,000. These amounts were fully paid by Amarc during 2002.

No director or officer of the Company has been indebted to the Company at any time during the last three fiscal years.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8                     FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements”.

Legal Proceedings

Amarc is not involved in any litigation or legal proceedings and to Amarc’s knowledge, no material legal proceedings involving Amarc or its subsidiaries are to be initiated against Amarc.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Amarc are being retained for exploration of its projects.

B.      Significant Changes

There have been no significant changes to the business of Amarc since March 31, 2003.

ITEM 9                     THE OFFER AND LISTING

A.      Offer and Listing Details

Trading Markets

	TSX Venture Exchange

	Canadian Dollars

	High	Low

Five most recent financial years
Fiscal 1999	0.75	0.28
Fiscal 2000	1.25	0.42
Fiscal 2001	1.00	0.52
Fiscal 2002	0.75	0.37
Fiscal 2003	0.89	0.15

Two most recent financial years by quarter
Quarter ended June 30, 2001	0.70	0.46
Quarter ended September 30, 2001	0.55	0.37
Quarter ended December 31, 2001	0.55	0.37
Quarter ended March 31, 2002	0.75	0.41
Quarter ended June 30, 2002	0.89	0.55
Quarter ended September 30, 2002	0.65	0.16
Quarter ended December 31, 2002	0.24	0.15
Quarter ended March 31, 2003	0.38	0.18

Latest six months
February 2003	0.26	0.20
March 2003	0.24	0.18
April 2003	0.20	0.16
May 2003	0.17	0.14
June 2003	0.16	0.11
July 2003	0.19	0.14

B.      Plan of Distribution

Not applicable.

C.      Markets

The shares of Amarc have traded in Canada on the TSX Venture Exchange (successor Exchange to the Canadian Venture and Vancouver Stock Exchanges) since August 4, 1995 (symbol-AHR).

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

ITEM 10                     ADDITIONAL INFORMATION

A.      Share Capital

Amarc’s share capital consists of one class only, namely common shares without par value, of which 100,000,000 shares are authorized and 15,468,890 common shares without par value are issued and outstanding as of July 31, 2003. Note 6 of the accompanying audited financial statements provides details of all share issuances effected by Amarc in the issue price per share for the three previous fiscal years. There are no shares of Amarc that are held by or on behalf of Amarc. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Amarc rank pari passu for the payment of any dividends and distributions in the event of a windup. A summary of Amarc’s dilutive securities (convertible or exercisable into common shares) is as follows:

(a) Warrants

The following share purchase warrants are outstanding as of the date hereof. All warrants were issued as part of unit private placements comprising a share and a warrant. All warrants are non-transferable.

No. of Warrants(1)	Exercise Price	Expiry Date
2,500,000	$0.50	September 8, 2003
345,710(2)	$0.73	December 27, 2003
2,412,500	$0.40	January 7, 2004
200,000	$0.50	December 31, 2003

Notes:
(1)	Each warrant is exercisable into one common share of Amarc.
(2)	Subject to accelerated expiry in the event certain market price trigger points are reached which are generally 150% of the exercise price.

Other Potential Share Issuances

A summary of Amarc’s diluted share capital is as follows

Issued as of July 31, 2003	15,468,890
Options outstanding	731,000
Warrants outstanding	5,458,210

Total	21,658,100

See Item 6 for information regarding Amarc’s Share Incentive Plan.

B.      Memorandum and Articles of Association

Amarc’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 292963. A copy of the Articles of Association and Memorandum are filed as an exhibit with the initial registration statement on Form 20-F filed in June 2002 (see Item 19).

Objects and Purposes

Amarc’s Memorandum of Incorporation and Articles of Association (“Articles”) do not specify objects or purposes. Under British Columbia corporate law (the British Columbia Company Act or herein “BCCA”), a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Amarc’s Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. (These statutory provisions regarding conflicts are reiterated in the articles of association of Amarc – See section 12.6 to articles filed with Amarc’s initial filing on Form 20-F, June 12, 2002, pages 102-103.) Directors’ compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Amarc’s Articles or under the BCCA.

Directors’ borrowing powers are not generally restricted where the borrowing is in Amarc’s best interests, but the directors may not authorize Amarc to provide financial assistance for any reason where Amarc is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Amarc in order to qualify as directors.

The Articles specify that the number of directors shall be the number of directors fixed by shareholders annually or the number, which are actually elected at a general shareholders meeting. The number of directors is determined annually by shareholders at the annual Shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed or actually elected at the preceding annual shareholders’ meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Amarc or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain from voting in such circumstances both under the Articles and under the BCCA.

Changes to Rights of Common Shareholders

Changes to the Articles and memorandum of Amarc require a shareholders’ “special resolution” being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Amarc’s assets, redomiciling out of the jurisdiction of British Columbia, and creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and Amarc elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Amarc.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Amarc but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCCA. The Articles provide that Amarc will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Amarc makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act and the BCCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Amarc must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited financial statements, the balance sheet of which is no more than 180 days old at such meeting.

Shares Fully Paid

All Amarc shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Redemption

Amarc has no redeemable securities authorized or issued. Therefore, Amarc has no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to Amarc which provide a right to any person to participate in offerings of Amarc’s equity or other securities

Rights to Profits and Liquidation Rights

All common shares of Amarc participate rateably in any net profit or loss of Amarc and shares rateably any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Amarc’s Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also “Exchange Controls” which describe some such restrictions which exist under Canadian law but which will not apply to Amarc due to its small size.)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Amarc is, or would thereby become, insolvent.

Voting Rights

Each Amarc share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Amarc.

Change in Control

Amarc has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. Amarc does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Amarc’s material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The articles of Amarc do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Amarc’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Amarc but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to Amarc and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All Amarc shareholders regardless of residence have equal rights under this legislation.

Amarc’s Mexican Subsidiaries

Compania Minera Amarc, S.A. de C.V. (“Minera Amarc”)

Minera Amarc is Amarc’s wholly owned subsidiary incorporated under the laws of Mexico in the Mexico City Federal District by registration of incorporation documents under No. 72,438 on October 4, 1996. A copy of the “Efectos Fiscales de la Escritura Que Contiene La Constitucion de Compania Minera Amarc, Sociedad Anonima de Capital Variable” together with an unofficial English translation of the bylaws are filed as an exhibit with Amarc’s initial registration statement on Form 20-F. (See Item 19.)

Objects and Purposes

The objects or purposes specified Minera Amarc’s By-laws (“By-Laws”) include acquiring mineral properties for exploration and exploitation as well as activities of a general corporate nature. The ByLaws state that Minera Amarc is a Mexican company and that its activities will be governed under Mexican law. Minera Amarc is permitted to set up offices anywhere in Mexico.

Capital Stock and Shares

Minera Amarc may issue an unlimited number of common, registered shares with no par value, subject to a minimum of 50,000 shares. The By-Law govern changes to Minera Amarc’s share capital. The 50,000 shares were issued for US$1.00, of which 49,999 are held by Amarc, with one share being held by a representative of Amarc’s Mexican legal counsel, as is customary in Mexico, to effect a local agent for service of process as a shareholder.

Directors – Powers and Limitations

The directors and officers of Minera Amarc are the directors of Amarc. The company has a Secretary and a Secretary Pro Tem, an office filed by a representative of Amarc’s Mexican attorney, as is customary in Mexico. The By-Laws govern the actions and authority of the board of directors. The number of permanent directors of Minera Amarc is eight (8). These directors include the six (6) directors of Amarc plus a Mexican lawyer who is counsel to Minera Amarc and another Canadian person.

Shareholders

The By-Laws govern the rights of shareholders including the notice of and conduct of meetings of shareholders of Minera Amarc.

Administration

Articles 13, 16, 17, 18, 19 and 20 of the By-Laws outline the administrative activities of Minera Amarc including dissolution and winding up of the company.

Amarc Exploraciones Mineras S.A. de C.V. (“Amarc Exploraciones”) (formerly “HD Group Mexico, S.A. de C.V.”)

Amarc Exploraciones is Amarc’s wholly owned subsidiary incorporated under the laws of Mexico in the Mexico City Federal District by registration of incorporation documents under No. 74,519 on February 14, 2002. A copy of its constating document “Efectos Fiscales de la Escritura Que Contiene La Constitucion de Compania Minera Amarc, Sociedad Anonima de Capital Variable” is not attached hereto as it is identical to that of Minera Amarc described above and included as an exhibit to Amarc’s initial 20-F filing. (See Exhibits.)

Objects and Purposes

The objects or purposes specified Amarc Exploraciones’ By-laws (“By-Laws”) include acquiring mineral properties for exploration and exploitation as well as activities of a general corporate nature. The ByLaws state that Amarc Exploraciones is a Mexican company and that its activities will be governed under Mexican law. Amarc Exploraciones is permitted to set up offices anywhere in Mexico.

Capital Stock and Shares

Amarc Exploraciones may issue an unlimited number of common, registered shares with no par value, subject to a minimum of 50,000 shares. The By-Law govern changes to Amarc Exploraciones’ share capital. The 50,000 shares were issued for US$1.00, of which 49,999 are held by Amarc, with one share being held by a representative of Amarc’s Mexican legal counsel, as is customary in Mexico, to effect a local agent for service of process as a shareholder.

Directors – Powers and Limitations

The directors and officers of Amarc Exploraciones are the directors of Amarc. The company has a Secretary and a Secretary Pro Tem, an office filed by a representative of Amarc’s Mexican attorney, as is customary in Mexico. The By-Laws govern the actions and authority of the board of directors. The number of permanent directors of Amarc Exploraciones is eight (4). These directors include two (2) directors of Amarc plus a Mexican lawyer who is counsel to Amarc Exploraciones and another Canadian person.

Shareholders

The By-Laws govern the rights of shareholders including the notice of and conduct of meetings of shareholders of Amarc Exploraciones.

Administration

Articles 13, 16, 17, 18, 19 and 20 of the By-Laws outline the administrative activities of Amarc Exploraciones including dissolution and winding up of the company.

C.      Material Contracts

Amarc’s material contracts as of September 30, 2002 are:

(a)
Mineral Properties Transfer Agreement dated November 15, 2001, whereby Amarc was assigned an option from Parral originally dated March 13, 2001 whereby Amarc can purchase 100% of the mineral concession which represents the legal title to the Inde Prospect by making cash payments of US$4 million which agreement is described in Item 4.

(b)	Amendments dated August 22 and September 6, 2002 to the Inde Option described in (a).

(c)
Geological Management and Administration Services Agreement with Hunter Dickinson Inc. (“HDI”) dated for reference December 31, 1996 whereby HDI provides geological, exploration and administrative services to Amarc. (See Item 7.)

D.      Exchange Controls

Amarc is a corporation registered in Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Amarc on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Amarc does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Amarc’s relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of

Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Amarc was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Amarc. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Amarc was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2003 exceeds Cdn$213 million. A non-Canadian would acquire control of Amarc for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Amarc unless it could be established that, on the acquisition, Amarc was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Amarc will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)
an acquisition of control of Amarc in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control of Amarc by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Amarc, through the ownership of the Common Shares, remained unchanged.

E.      Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management’s understanding, summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “US Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Amarc, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other US Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, US, state or other foreign income tax law or practice. The tax consequences to any particular US Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular US Holder.

Dividends

Dividends paid or deemed to be paid to a US Holder by Amarc will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a US Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the US Holder is a corporation and beneficially owns at least 10% of Amarc’s voting shares). Amarc will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the US Holder’s account.

Disposition

A US Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the US Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a US Holder if, at any time during the 60 months preceding the disposition, the US Holder or persons with whom the US Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Amarc’s issued shares of any class or series.

A US Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Management of Amarc believes that the value of Amarc’s Common Shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

Based on management’s discussions with its professional advisors, it believes the following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a US Holder (as hereinafter defined) of common shares of Amarc. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of Amarc should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Amarc, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

US Holders

As used herein, a “US Holder” means a holder of common shares of Amarc who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and US Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the US dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to US Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Amarc. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Amarc

In general, US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Amarc are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the US dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Amarc has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s federal income tax liability or, alternatively, may be deducted in computing the US Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Amarc, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Amarc generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Amarc may, under certain circumstances, be entitled to a 70% (or 80% if the US Holder owns shares representing at least 20% of the voting power and value of Amarc) deduction of the United States source portion of dividends received from Amarc (unless Amarc qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). Amarc does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any US Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Amarc’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to US backup withholding tax. However, dividends and the proceeds from a sale of Amarc’s common shares paid in the US through a US or US related paying agent (including a broker) will be subject to US information reporting requirements and may also be subject to the 31% US backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Amarc may be entitled, at the option of the US Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Amarc will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and US Holders of common shares of Amarc should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Amarc

In general, US Holders will recognize gain or loss upon the sale of common shares of Amarc equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Amarc. Preferential tax rates apply to long-term capital gains of US Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Amarc will be long-term capital gain or loss if the common shares are a capital asset in the hands of the US Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For US Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Amarc’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Amarc’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Amarc may be treated as a “foreign personal holding company.” In that event, US Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Amarc does not actually distribute such income. Amarc does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Amarc will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Amarc’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Amarc is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Amarc may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Amarc does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Amarc will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on US Holders of foreign corporations. These rules do not apply to non-US Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Amarc appears to have been a PFIC for the fiscal year ended October 31, 1999, and at least certain prior fiscal years. In addition, Amarc expects to qualify as a PFIC for the fiscal year ending October 31, 2000 and may also qualify as a PFIC in future fiscal years. Each US Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect such US Holder’s tax situation.

Each US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such US Holder. The following is a discussion of such alternative tax regimes applied to such US Holders of Amarc. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a US Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A US Holder who elects to treat Amarc as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Amarc qualifies as a PFIC on his pro rata share of Amarc’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Amarc’s taxable year ends, regardless of whether such amounts are actually distributed. A US Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a US Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the US Holder’s holding period in which Amarc is a PFIC. If the US Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files his tax return for such first year. If, however, Amarc qualified as a PFIC in a prior year during the US Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the US Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the US Holder sold his stock on the qualification date or (ii) if Amarc is a controlled foreign corporation, the US Holder’s pro rata share of Amarc’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Amarc’s first tax year in which Amarc qualified as a QEF with respect to such US Holder. For purposes of this discussion, a US Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing US Holder.” A US Holder who holds common shares at any time during a year of Amarc in which Amarc is a PFIC and who is not an Electing US Holder (including a US Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing US Holder.” An Electing US Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Amarc’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the US Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a US Holder to make (or maintain) a valid QEF election, Amarc must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Amarc intends to make the necessary information available to US Holders to permit them to make (and maintain) QEF elections with respect to Amarc. Amarc urges each US Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Amarc, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a US Holder and Amarc ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Amarc does not qualify as a PFIC. Therefore, if Amarc again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the US Holder will be subject to the rules described above for Electing US Holders in such tax year and any subsequent tax years in which Amarc qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing US Holder even after such US Holder disposes of all of his or its direct and indirect interest in the shares of Amarc. Therefore, if such US Holder reacquires an interest in Amarc, that US Holder will be subject to the rules described above for Electing US Holders for each tax year in which Amarc qualifies as a PFIC.

In the case of a Non-Electing US Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Amarc.

A Non-Electing US Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the US Holder (excluding any portion of the holder’s period prior to the first day of the first year of Amarc (i) which began after December 31, 1986, and (ii) for which Amarc was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing US Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing US Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the US Holder.

If Amarc is a PFIC for any taxable year during which a Non-Electing US Holder holds Company common shares, then Amarc will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing US Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing US Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such US Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing US Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Amarc common shares. A US Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Amarc as of the close of such tax year over such US Holder’s adjusted basis in such common shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Amarc included by such US Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing US Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder’s adjusted tax basis in the common shares of Amarc will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Amarc common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, US Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Amarc are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing US Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Amarc common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing US Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing US Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing US Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the US Holder and the transferee may vary based on the manner in which the common shares are transferred. Each US Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a US Holder makes a timely QEF election with respect to common shares of Amarc, certain adverse rules may apply in the event that both Amarc and any foreign corporation in which Amarc directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a US Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such US Holder makes a timely QEF election with respect thereto. Amarc intends to make the necessary information available to US Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Amarc that is a PFIC.

Under the Proposed Treasury Regulations, a US Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Amarc (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the US Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Amarc (or an intermediate entity). Accordingly, each prospective US Holder should be aware that he or it could be subject to tax even if such US Holder receives no distributions from Amarc and does not dispose of its common shares. Amarc strongly urges each prospective US Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to US Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Company common shares while Amarc is a PFIC unless the US Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a US Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Amarc is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Amarc (“United States Shareholder”), Amarc could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current US tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current US tax on their pro rata shares of increases in the CFC’s earnings invested in US property. The foreign tax credit described above may reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a US

Holder of common shares of Amarc which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Amarc attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Amarc does not believe that it currently qualifies as a CFC. However, there can be no assurance that Amarc will not be considered a CFC for the current or any future taxable year.

F.      Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Amarc, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Amarc at 604-684-6365, attention Shirley Main. Copies of Amarc’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I.      Subsidiary Information

Not applicable.

ITEM 11                     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)      Transaction Risk and Currency Risk Management

Amarc’s operations do not employ financial instruments or derivatives which are market sensitive and Amarc does not have financial market risks.

(b)      Exchange Rate Sensitivity

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian Dollars and Mexican Pesos. In addition, from time to time, the Company has cash and certain liabilities denominated in United States Dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

(c)      Exchange Controls

The Company operates in Mexico, and like other foreign entities operating there, is subject to any currency exchange controls which may be administered by the Mexican Reserve Bank, the country’s central bank.

(d)      Interest Rate Risk and Equity Price Risk

Amarc is equity financed and does not have any debt which is subject to interest rate change risks.

(e)      Commodity Price Risk

While the value of Amarc’s resource properties can always be said to relate to the price of gold and the outlook for same, Amarc does not have any operating mines and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12                     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.      Debt Securities

Not applicable.

B.      Warrants and Rights

Not applicable. (Amarc’s warrants are non-transferable and no market exists for them. Amarc has issued no rights.)

C.      Other Securities

Not applicable.

D.      American Depositary Shares

Not applicable.

PART II

ITEM 13                     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15                     CONTROLS AND PROCEDURES

As a consequence of the recently (June 30, 2002) enacted Sarbanes-Oxley Act of 2002, the Company’s principal executive and financial officers are required to review the Company’s internal controls and corporate disclosure controls and procedures based on their evaluation as of the date within 90 days prior to the filing of the Annual Report. As of the date of filing of this Annual Report the executive and financial officers are currently reviewing the Company’s controls and procedures and establishing policies in regard to them. It is not currently possible to provide a conclusion; however the Company notes that its very modest asset base and limited number of transactions suggest that sophisticated financial and disclosure controls and procedures will not be warranted for the Company. The Company’s financial procedures require that two directors sign all cheques and other banking documents. Exploration results are reviewed by the Chief Executive Officer prior to any dissemination of these results. There have not been any significant changes in the Company’s internal controls or other factors that could significantly affect these controls over the last several years. The Company expects to formalize controls and procedures in the ensuing fiscal year.

Amarc is a corporation existing under the laws of British Columbia and all of its assets and operations are located outside the United States. Amarc has not appointed an agent to receive service of process with respect to any action brought against it in any federal or state court, and consequently, it may not be possible for holders to effect service of process within the United States upon it. It also may not be possible for holders to enforce outside the United States judgements against Amarc obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal securities laws. In addition, all of the directors and officers of Amarc are residents of Canada and all or virtually all of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for holders to effect service of process within the United States upon those persons, or to enforce against them judgements obtained in the United States courts, including judgements predicated upon the civil liability provisions of the United States federal and state securities laws. Amarc has been advised by its Canadian counsel, Lang Michener, that there is uncertainty as to whether Canadian courts would enforce (i) judgements of United States courts obtained against Amarc or such persons predicated upon the civil liability provisions of the United States federal and state securities laws or (ii) in original actions brought in Canada, liabilities against Amarc or such persons predicated upon the United States federal and state securities laws.

ITEM 16                     [RESERVED]

PART III

ITEM 17.                     FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)
Auditors’ Reports on the consolidated balance sheets as at March 31, 2003, and 2002, and the consolidated statements of operations and deficit, and cash flows for each of the three years ended March 31, 2003, 2002, and 2001;

(2)	Consolidated balance sheets as at March 31, 2003, and 2002;

(3)	Consolidated statements of operations and deficit for each of the three years ended March 31, 2003, 2002 and 2001;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements;

ITEM 18.                     FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19.                     EXHIBITS

Key to the following document types:

1.	Articles of Incorporation and Registered Incorporation Memorandum of Amarc.

2.	Other Instruments defining the rights of the holders of equity or debt securities.

3.	A.
Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price.

B.
Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

Exhibits attached as an Appendix to the initial Registration Statement on Form 20-F filed in June 2002 are as follows:

Type of
Document	Description	Pages

1	Certificate of Incorporation, Memorandum and Articles of Association	80 - 117
of Amarc

1	Incorporation document and Bylaws of Compañia Minera Amarc, S.A.	118 - 148
de C.V. (in Spanish with an unofficial English translation)

Type of
Document	Description	Pages

1	Amended Certificates of Limited Partnership for Precious Exploration	149 - 157
	Limited Partnership (“PELP”) dated December 28, 2001 and June 4,
	2002

4C	Amended Share Incentive Plan dated for reference September 22,	158 - 168
	1999

4B(i)	Geological Management and Administration Services Agreement	169 - 176
	dated for reference December 31, 1996 between Amarc and Hunter
	Dickinson Inc. (“HDI”) (See Item 7 “Interest of Management in
	Certain Transactions”.)

4A	Mineral Properties Transfer Agreement with Hunter Dickinson Group	177 - 237
4B(i)	Inc. (“HDGI”) dated November 15, 2001 and Partnership
4B(iii)	Capitalization Agreement of the same date whereby Amarc succeeded
	to the option on the Inde Prospect and an affiliate quit claimed its
	interest in the Fox River Prospect leaving Amarc with 100% of the
	equity of PELP which held the Fox River Project options from
	Falconbridge

4A	Partnership Capitalization Amendment Agreement dated November	238 - 245
4B(i)	27, 2001 whereby Amarc amended its interest in PELP.
4B(iii)

Other	Consent of US Tax Expert, Kempisty & Co., Certified Public	246
	Accountants, dated June 7, 2002

Other	Consent of Auditors, Devisser Gray, Chartered Accountants, dated	247
	June 7, 2002

Other	Consent of Canadian counsel, Lang Michener, dated June 7, 2002	248

Other	Consent of geological expert, Peter A. Christopher, Ph.D., P.Eng.,	249
	dated June 7, 2002

Other	Consent of geological expert, Norm Halden, Ph.D., P.Geo., dated June	250
	7, 2002

Exhibits to Form 20-FA dated October 11, 2002 and Filed October 11, 2002

Exhibit	Type of
No.	Document	Description	Pages

1	4A	Inde Option First Amending Agreement dated August 22,	1-12
	4B(i)	2002.
4B(iii)

2	4A	Inde Option Second Amending Agreement dated September	13-24
	4B(i)	6, 2002
4B(iii)

Exhibit	Type of
No.	Document	Description		Pages

	10	Consents of Experts

3	10	(a)	Gernot Wober, B.Sc, P.Geo– Geological Matters,	25
			dated October 11, 2002

4	10	(b)	Peter Christopher Ph.D. - Geological Matters, dated	26
			October 11, 2002

5	10	(c)	Kempisty & Co. – US Tax Matters, dated October	27
			11, 2002

6	10	(d)	DeVisser Gray, Chartered Accountants, Audit	28
			consent dated October 11, 2002

7	10	(e)	Lang Michener, Canadian Legal Matters, dated	29
			October 11, 2002

Exhibits to Form 20-FA dated November 27, 2002 and Filed November 28, 2002

Exhibit	Type of
No.	Document	Description		Pages

	10	Consents of Experts

1	10	(a)	Gernot Wober, B.Sc, P.Geo– Geological Matters,	1
			dated November 27, 2002

2	10	(b)	Daniel B. Kilby - Geological Matters, dated	2
			November 27, 2002

3	10	(c)	DeVisser Gray, Chartered Accountants, Audit	3
			consent dated November 27, 2002

The following exhibits are filed with this Annual Report on Form 20F:

31.1	302 Certification of Chief Executive Officer
31.2	302 Certification of Chief Financial Officer

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARC RESOURCES LTD.

Per:

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer, and Secretary

DATED: August 18, 2003

AMARC RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
MARCH 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

D E  V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITOR’S REPORT

To the Shareholders of Amarc Resources Ltd.

We have audited consolidated balance sheets of Amarc Resources Ltd. as at March 31, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for each of th years in the three year period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonabl assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, a well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2003 in accordance with generally accepted accounting principles in Canada. As requiredby the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ De Visser Gray

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
August 8, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt upon the Company's ability to continue as a going concern, such as those referred to in note 1 to these financial statements .Our report to the shareholders dated August 8, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

/s/ De Visser Gray

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
August 8, 2003

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	March 31
	2003	2002

ASSETS

Current assets
Cash and equivalents	$9,849	$1,028,274
Marketable securities (note 3(b))	605,050	–
Amounts receivable and prepaids	256,982	260,239
Balances receivable from related parties (note 8)	–	1,178,914

	871,881	2,467,427

Equipment (note 4)	77,225	20,991
Reclamation deposit (note 9)	70,000	70,000

	$1,019,106	$2,558,418

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$90,451	$221,320
Balances payable to related parties (note 8)	165,550	–

	256,001	221,320

Shareholders' equity
Share capital (note 7(b))	8,635,675	8,360,752
Contributed surplus (note 7(c))	5,805	–
Deficit	(7,878,375)	(6,023,654)

	763,105	2,337,098
Nature of operations (note 1)
Subsequent events (note 13)

	$1,019,106	$2,558,418

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended March 31,

	2003	2002	2001

Expenses
Conference and travel	$12,157	$73,266	$2,176
Depreciation	20,750	4,052	3,673
Exploration (note 6)	405,330	3,728,406	–
Legal, audit, and accounting	158,814	178,908	23,864
Management and consulting	73,697	110,971	52,361
Office and administration	107,304	79,820	14,128
Property investigations	–	7,433	235,741
Salaries and benefits	278,770	110,766	56,136
Shareholder communication	126,193	20,552	5,478
Trust and filing	11,550	11,843	4,745
Gain on sale of capital assets	–	(2,907)	–

	1,194,565	4,323,110	398,302

Other items
Exchange gain (loss)	(64,609)	1,580	(1,842)
Government grants (note 10)	–	387,880	–
Interest	4,963	47,032	217,246
Loss on sale of marketable securities	(19,500)	–	–
Write down of marketable securities	(581,010)	–	–

	(660,156)	436,492	215,404

Loss for the year	$(1,854,721)	$(3,886,618)	$(182,898)

Basic and diluted loss per share	$(0.12)	$(0.37)	$(0.02)

Weighted average number
of common shares outstanding	15,170,448	10,441,233	9,707,041

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended March 31

	2003	2002	2001

Deficit, beginning of year	$(6,023,654)	$(2,137,036)	$(1,954,138)
Loss for the year	(1,854,721)	(3,886,618)	(182,898)

Deficit, end of year	$(7,878,375)	$(6,023,654)	$(2,137,036)

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended March 31,

Cash provided by (applied to):	2003	2002	2001

Operating activities
Loss for the year	$(1,854,721)	$(3,886,618)	$(182,898)
Items not involving cash
Common shares received	(1,300,000)	–	–
Common shares issued for property fees	53,699	–	–
Depreciation	20,750	4,052	3,673
Gain on sale of capital assets	–	(2,907)	–
Loss on sale of marketable securities	19,500	–	–
Stock-based compensation	5,805	–	–
Write down of marketable securities	581,010	–	–
Changes in non-cash working capital items
Accounts payable and accrued liabilities	(130,869)	203,866	(7,755)
Amounts receivable and prepaids	3,257	(205,551)	(8,431)
Balances receivable from (payable to) related parties	1,344,464	(851,433)	(248,386)

	(1,257,105)	(4,738,591)	(443,797)

Investing activities
Proceeds from sale of capital assets	–	4,813	–
Proceeds from sale of marketable securities	94,440	–	–
Purchase of equipment	(76,984)	(24,514)	–
Reclamation deposit	–	(70,000)	–

	17,456	(89,701)	–

Financing activities
Issuance of share capital	221,224	1,819,393	42,000

	221,224	1,819,393	42,000

Decrease in cash and equivalents	(1,018,425)	(3,008,899)	(401,797)
Cash and equivalents, beginning of year	1,028,274	4,037,173	4,438,970

Cash and equivalents, end of year	$9,849	$1,028,274	$4,037,173

The accompanying notes are an integral part of these consolidated financial statements

Supplementary disclosure of non-cash financing and investing activities:

During the year ended March 31, 2003, the Company issued an aggregate of 265,680 common shares at a value of $53,699 for property fees. The Company also recorded 7,000,000 common shares of Expatriate Resources Ltd. at a value of $1.3 million.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

Amarc Resources Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its current mineral property interest is located in Durango State, Mexico.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc, S.A. de C.V. and Amarc Exploraciones Mineras, S.A. de C.V., which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership (note 5).

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)

Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value. Marketable securities held at March 31, 2003, consist of 6,050,500 common shares of Expatriate Resources Ltd., which are carried at quoted market value.

(c)	Equipment Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(d)	Reclamation deposits Reclamation deposits are recorded at cost (note 9).

(e)

Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

over the estimated useful life of the related properties following the commencement of production or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

(f)

Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(g)

Stock-based compensation (see also note 3(h))

The Company has a stock option plan which is described in note 7(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. If applicable, the Company presents in the notes to the financial

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

statements the pro forma net income(loss) and earnings(loss) per share had the fair value method been used to account for employee non-cash stock-based compensation awards.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period.

(h)

Change in Accounting Policy – Stock-Based Compensation

Effective April 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however pro forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented if applicable.

Prior to the adoption of the new standard, no compensation expense was recorded for the Company's stock-based incentive plans when the options were granted. Any consideration paid by those exercising stock options was credited to share capital upon receipt.

The new Recommendations are applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported.

(i)

Foreign currency translation

All of the Company’s foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(j)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(k)

Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

(l)

Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(m)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(n)	Comparative figures Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

4.	EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value

March 31, 2003
Automotive	$24,514	$9,576	$14,938
Site equipment	77,551	15,264	62,287

	$102,065	$24,840	$77,225

March 31, 2002
Automotive	$24,514	$3,677	$20,837
Site equipment	567	413	154

	$25,081	$4,090	$20,991

5.	MINERAL PROPERTY INTERESTS

(a)

Durango State, Mexico
Inde Property

The Inde Property ("the Property") comprises approximately 270 hectares and consists of five mineral concessions, of which three are owned outright by the Company and two are held under option. The Company was assigned its interest in the Property in November 2001 from Hunter Dickinson Group Inc., ("HDGI"), a private company related by certain directors in common, in consideration for US$475,000 (paid during the comparative fiscal year). The Company also assumed the position of HDGI in the option agreement to acquire two of the claims from the underlying vendor which, as amended during the current fiscal year, will require future semi-annual payments of US$125,000 commencing in December, 2003 until a required balloon payment of US$3.0 million in June 2006. These two claims carry a Net Smelter Returns royalty of 4%, capped at US$2.0 million.

During the current fiscal year, the Company paid finder's fees in connection with the Property of $43,393 and 265,680 common shares, and also paid the underlying property vendor US$25,000 (2002 – US$125,000) in connection with the option agreement assigned from HDGI.

(b)

Manitoba, Canada
Fox River Property

By an agreement dated November 15, 2001 (the “November 15, 2001 agreement”), the Company acquired the right to participate in the Fox River Project by investing in and becoming a general partner of the Precious Exploration Limited Partnership (“PELP”), which held an option to acquire property interests comprising four Special Exploration Permits located near Thompson, Manitoba.

Specifically, the property comprised two permits covering 285,588 hectares owned 100% by Falconbridge Limited (“Falconbridge”) and two permits covering 28,392 hectares which are subject to an option agreement between Falconbridge and W. Bruce Dunlop Limited NPL. The Fox River Project option rights held by PELP entitled it to earn a 60% interest in the Project by expending an aggregate of $12.5 million prior to December 31, 2005, subject to Falconbridge’s right to back-in to a 60% interest by completing and financing a bankable feasibility study and by arranging financing and completion guarantees for mine development. The expenditures were to

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

be made at the rate of $2.5 million per year, with the completion date of the first year’s amount extended to September 30, 2002, which the Company met.

Pursuant to the November 15, 2001 agreement, the Company agreed that it would fund PELP with $2.5 million in capital such that PELP could discharge accounts owing to Hunter Dickinson Group Inc. (“HDGI”), a private company controlled by certain common directors, which aggregated this amount. HDGI had initially funded part of these expenditures on behalf of PELP subsequent to HDGI’s initial acquisition of the Fox River Option on March 31, 2001. By an amending agreement dated November 27, 2001, Expatriate Resources Ltd. (“Expatriate”), an unrelated public company, agreed to participate in PELP by becoming a general partner and contributing $1.3 million (paid) towards the first year’s expenditure commitment (an amount which was refunded to the Company, thereby reducing its initial contribution to $1.2 million) and to receive the option to earn a maximum 20% interest in PELP in consideration for agreeing to fund 50% of the first $5.0 million in PELP expenditures. Expatriate subsequently acknowledged that it would not be paying its share of future project expenditures, and accordingly surrendered its interest in PELP to HDGI pursuant to the terms of an agreement between the two parties, which agreement included the issuance of 7 million shares of Expatriate to HDGI, and HDGI allotted such shares to the Company.

As the primary general partner of PELP, the Company has accounted for its investment on the basis of its economic substance, which is that of mineral property exploration expenses. Accordingly, these financial statements reflect the Company’s pro-rata share (based on the Partners’ respective capital account balances) of PELP exploration expenses incurred to December 31, 2001, the date Expatriate effectively resigned its participation in the partnership, plus all PELP exploration expenses incurred subsequent to that date. The gross PELP expenditures incurred to date apply to the exploration requirements of the Fox River Property option and have accrued substantially to the benefit of the Company as the primary remaining general partner of PELP subsequent to December 31, 2001.

In a related arrangement, Rockwell Ventures Inc. (“Rockwell”), which had originally acquired the Fox River Project option from HDGI and which is a public company also related by certain common directors, was unable to complete on the option and quitclaimed its interest in PELP and the Fox River Project in favor of the Company. In consideration, the Company agreed to issue to Rockwell up to 1,000,000 share purchase warrants, issuable as to 200,000 per $2.5million in property expenditures, of which on December 31, 2001 the Company issued 200,000 first year warrants, exercisable at $1.00 for two years.

During the year, the Company sought an extension to earn an interest in the Fox River property, but it was not agreed to by Falconbridge. On January 10, 2003, the Company terminated its option to earn a 60% participating joint venture interest from Falconbridge Limited on the Fox River Project. Accordingly, no further warrants are issuable by Amarc to Rockwell relating to this property.

(c)

Other
Canadian Properties - Yukon Territory and Saskatchewan

The Company has a 5% net profits interest (NPI) in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

6.	EXPLORATION EXPENSES

	Inde	Fox River	Years ended March 31
	Property	Property	2003	2002

Assays and analysis	$51,273	$15,582	$66,855	$90,836
Drilling	467,227	170,756	637,983	603,027
Engineering	3,940	1,140	5,080	27,958
Equipment rental	24,588	5,756	30,344	4,073
Freight	13,071	663	13,734	671
Geological	297,126	198,247	495,373	679,508
Government grants	–	(97,438)	(97,438)	–
Graphics	29,519	1,633	31,152	70,485
Helicopter	–	70,097	70,097	34,160
Option earn-in rights	–	(1,300,000)	(1,300,000)	1,300,000
Option payments	45,078	–	45,078	628,621
Property fees/assessment	121,301	(5,128)	116,173	93,266
Site activities	226,417	22,973	249,390	114,328
Travel and accommodation	34,078	7,431	41,509	81,473

Incurred during the year	1,313,618	(908,288)	405,330	3,728,406
Cumulative exploration expenses,
beginning of year	1,009,592	2,718,814	3,728,406	–

Cumulative exploration expenses,
end of year	$2,323,210	$1,810,526	$4,133,736	$3,728,406

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

7.	SHARE CAPITAL

(a)	Authorized share capital The Company's authorized share capital consists of 100,000,000 common shares, without par value.

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount

Balance March 31, 2000		9,650,000	$6,499,359
Options exercised in fiscal 2001	$0.35	120,000	42,000

Balance March 31, 2001		9,770,000	$6,541,359
Issued during fiscal 2002
Private placement January 2002, (net of issue costs)	$0.40	2,500,000	913,649
Private placement March 2002, (net of issue costs)	$0.40	2,500,000	905,744

Balance March 31, 2002		14,770,000	8,360,752
Issued during fiscal 2003
Warrants exercised	$0.40	87,500	35,000
Option payment	$0.42	25,500	10,467
Option payment	$0.18	240,180	43,232
Private placement August 2002, net of issue costs(i)	$0.60	345,710	186,224

Balance March 31, 2003		15,468,890	$8,635,675

	(i)	On August 27, 2002, the Company closed a private placement of 345,710 units at a price of $0.60 per unit. Each unit was comprised of one common share and one share purchase warrant (note 7(d)).

(c)

Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 2,970,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days after the date of retirement, at management’s discretion and in the case of death; they terminate at the earlier of one year after the date of death or the expiry date of the options.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

The continuity of share purchase options for the year ended March 31, 2003 is:

	Exercise	Mar. 31			Expired/	Mar. 31
Expiry date	Price	2002	Granted	Exercised	Cancelled	2003

April 5, 2003 (i)	$0.56	1,200,000	–	–	–	1,200,000
January 30, 2004	$0.48	688,000	–	–	(21,000)	667,000
December 20, 2004	$0.18	–	97,000	–	–	97,000

		1,888,000	97,000	–	(21,000)	1,964,000
Weighted average
exercise price		$0.53	$0.18	$–	$0.48	$0.51

The contractual remaining life of share purchase options is 0.31 years.

(i) Subsequent to the year end on March 31, 2003, 1,200,000 share purchase options expired unexercised and were returned to the plan.

The continuity of share purchase options for the year ended March 31, 2002 is:

	Exercise	Mar. 31			Expired/	Mar. 31
Expiry date	Price	2001	Granted	Exercised	Cancelled	2002

Nov. 15, 2001	$0.62	200,000	–	–	(200,000)	–
April 15, 2003	$0.56	–	1,200,000	–	–	1,200,000
January 30, 2004	$0.48	–	688,000	–	–	688,000

		200,000	1,888,000	–	–	1,888,000
Weighted average
exercise price		$0.62	$0.53	$–	$0.62	$0.53

The contractual remaining life of share purchase options is 1.31 years.

The exercise prices of all share purchase options granted during 2003 and 2002 were equal to the market price at the grant date. The estimated fair value of all options granted to non-employees during 2003 have been reflected in the statement of operations as follows:

Office and administration	$5,805

Total stock-based compensation cost recognized in operations,
credited to contributed surplus	$5,805

The weighted-average assumptions used to estimate the fair value of options granted during 2003 were:

Risk-free interest rate	3%
Expected option life	2 years
Vesting periods	4-6 months
Expected price volatility	40%
Expected dividend yield	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

The Company did not issue any stock-based compensation to directors, officers or employees during the year. Accordingly, there is no pro forma disclosure required.

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended March 31, 2003 is:

	Exercise	Mar. 31			Expired/	Mar. 31
Expiry date	Price	2002	Issued	Exercised	Cancelled	2003

January 7, 2003	$0.40	87,500	–	(87,500)	–	–
September 8, 2003	$0.50	2,500,000	–	–	–	2,500,000
December 27, 2003 (ii)	$0.73	–	345,710	–	–	345,710
December 31, 2003(iii)	$0.50	200,000	–	–	–	200,000
January 7, 2004 (i)	$0.40	2,412,500	–	–	–	2,412,500

		5,200,000	345,710	(87,500)	–	5,458,210
Weighted average
exercise price		$0.45	$0.73	$0.40	$–	$0.47

(i)	In December 2002, the TSX Venture Exchange gave approval for 2,412,500 warrants to have their original expiry dates of January 7, 2003 and July 7, 2003 extended to January 7, 2004.
(ii)
Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.73 until December 27, 2003. The share purchase warrants are subject to a 45-day accelerated expiry if the closing price of the common shares of the Company as traded on the TSX Venture Exchange is at least $1.10 for ten consecutive trading days.

(iii)	In December 2002, the Company amended the exercise price of 200,000 warrants from their original price of $1.00 to $0.50.

The contractual remaining life of share purchase warrants is 0.62 years.

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended March 31, 2002 is:

	Exercise	Mar. 31			Expired/	Mar. 31
Expiry date	Price	2001	Issued	Exercised	Cancelled	2002

January 7, 2003	$0.40	–	2,054,000	–	–	2,054,000
July 7, 2003	$0.40	–	446,000	–	–	446,000
December 31, 2003	$1.00	–	200,000	–	–	200,000
September 8, 2003	$0.50	–	2,500,000	–	–	2,500,000

		–	5,200,000	–	–	5,200,000
Weighted average
exercise price		$–	$0.47	$–	$–	$0.47

The contractual remaining life of share purchase warrants is 1.66 years.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

	Years ended March 31

Transactions	2003	2002	2001

Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$973,289	$375,964	$248,890
Hunter Dickinson Group Inc. (b)	20,736	745,238	–
C.E.C. Engineering Ltd. (e)	10,123	7,888	–

	As at March 31

Balances receivable (payable)	2003	2002	2001

Hunter Dickinson Inc. (a)	$(258,534)	$1,057,075	$313,616
Hunter Dickinson Group Inc. (b)	$92,984	160,976	–
Anooraq Resources Corporation (c)	–	48,652	41,117
Farallon Resources Ltd. (d)	–	(87,789)	(27,252)

Total	$(165,550)	$1,178,914	$327,481

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) Hunter Dickinson Inc. have arisen in the normal course of exploration work on the Company’s mineral properties and operating expenses.

(b)
Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common that provides consulting services at market rates to the Company. The balances receivable from HDGI have resulted from working capital advances in excess of services rendered to the Company.

(c)
Anooraq Resources Corporation (“Anooraq”) is a public company with certain directors in common. Balances receivable from Anooraq have arisen primarily in the normal course of business as the result of payments made to common suppliers by one company on behalf of the other.

(d)
Farallon Resources Ltd. (“Farallon”) is a public company with certain directors in common. The balances payable to Farallon have arisen primarily in the normal course of business as the result of payments made to common suppliers by one company on behalf of the other, as well as the Company's purchase, from Farallon, of capital assets.

	(e)	C.E.C. Engineering Ltd. is a private company controlled by a director, which provides engineering management services to the Company based on the fair market value of those services.

9.

RECLAMATION DEPOSIT

In March 2002, the Company deposited $70,000 in trust with Gordon J. Fretwell Law Corporation as a reclamation deposit related to the Fox River Property (note 5). On January 10, 2003, the Company terminated the option with Falconbridge on the Fox River property. The reclamation

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

deposit in the amount of $70,000 was returned to the Company on June 11, 2003, subsequent to the year end.

10.

GOVERNMENT GRANTS

During the year, the Company received $97,438 (year ended March 31, 2002 - $387,880) from the Manitoba Mineral Exploration Assistance Program, a program which provides financial assistance for non-fuel mineral exploration in Manitoba, in respect of its work on the Fox River Property. Under the terms of this program, the Company is eligible for a rebate of 35% of qualifying expenditures. As each grant application is subject to government review and approval, the Company records the proceeds of these grants upon receipt, as a reduction of exploration expenses.

11.

INCOME TAXES

As of March 31, 2003, the Company had approximately $2.0 million in non-capital losses and approximately $2.0 million in capital losses available for Canadian tax purposes to reduce taxable income in future years. The non-capital losses expire in various periods ranging from 2004 to 2010. Future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements, as it cannot be considered more likely than not that they will be realized.

12.

COMMITMENTS

At March 31, 2003, the Company completed its commitment to incur $821,600 in qualifying expenditures relating to a flow-through private placement on January 7, 2002. The tax benefits of this financing were fully renounced to investors during 2002.

13.	SUBSEQUENT EVENTS Subsequent to the year end,

(a) 1,200,000 share purchase options expired unexercised (note 7(c)), and
(b) the reclamation deposit in the amount of $70,000 was returned to the Company (note 9).

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Mineral property costs

The Company’s policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the year ended March 31, 2003
(Expressed in Canadian Dollars)

(b)

Stock options

Under U.S. GAAP, compensation cost would have been considered in respect to stock options granted for all fiscal years presented, requiring the Company to utilize both the intrinsic value-based and the fair value-based methods of accounting and reporting stock-based compensation.

The Company, if required to report under U.S. GAAP, would have elected to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. However, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires additional disclosure to reflect the results of the Company had it elected to follow a fair value-based method of accounting for stock-based compensation.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the TSX Venture Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a discount, if provided option holders, would give rise to a compensation expense under U.S. GAAP as noted above. The Company has to date only granted stock options without vesting periods and only where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under U.S. GAAP, would not have recognized any stock-based compensation costs for its 2002 and 2001 fiscal years.

See note 7(c) for a summary of the changes in the Company’s share options for the 2003 and 2002 fiscal years.