Form 20-F
period 2004-03-31
AMARC RESOURCES LTD
filed 2004-10-14
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

  ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

  ☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2004 (with other information to July 19, 2004 except where noted)

OR

  ☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

CIK # 1175596

Commission file number 0-49869

AMARC RESOURCES LTD.
(Exact name of Registrant specified in its charter)

AMARC RESOURCES LTD
(Translation of Registrant's name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

     Suite 1020 - 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
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

Number of outstanding shares of Amarc's only class of capital stock as on March 31, 2004.
44,173,641 Common Shares Without Par Value

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
NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On July 19, 2004, the Bank of Canada noon rate for Canadian Dollars was US$1.00=Cdn$ 1.3079 (see Item 3 for further historical exchange rate information).

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

Epithermal Deposit
Deposit of mineralization formed by natural processes in the earth at low temperature, 50-200 o C often within structurally controlled veins. Low sulphidation deposits are developed near-to the surface of the earth, at depths of ~1 km to surficial hotspring settings, and are characterized by quartz veins, vein stockworks and breccias. Mineralization includes gold, silver, electrum, argentite and pyrite with lesser and variable amounts of other sulphide minerals.

Induced Polarization Survey
A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has high content of quartz.

Magnetic Survey	Magnetic surveys detect sulphide-bearing rocks by inducing magnetic fields, then identifying a feature that appears to be different from the typical or background survey results.

Mineral Symbols
As – arsenic; Au – gold; Ag – silver; Cu – copper; Fe – iron; Hg – mercury; Mo – molybdenum; Na – sodium; Ni – nickel; O – oxygen; Pd - palladium; Pt – platinum; Pb – lead; S – sulphur; Sb – antimony; Zn –  zinc.

Net Smelter Return (NSR)	Monies actually received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment- refining charges and penalty charges.

Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet- hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.

Pluton, sill, dyke
A body of igneous rock that has been formed beneath the surface of the earth by consolidation of magma. A pluton is a rounded to irregularly- shaped plug-like body. A sill is a horizontal intrusion. A dyke cross cuts the country rocks.

Quartz-feldspar Porphyry Dyke	A quartz-feldspar porphyry dyke is a linear intrusion in which large quartz and feldspar crystals occur in a fine groundmass of quartz, feldspar and other minerals.

Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

B.                Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares (ha)	2.471	= acres
meters (m)	3.281	= feet
kilometers (km)	0.621	= miles (5,280 feet)
grams (g)	0.032	= troy ounces
tonnes (t)	1.102	= short tons (2,000 lbs)
grams/tonne (g/t)	0.029	= troy ounces/ton

PART 1

ITEM 1       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3       KEY INFORMATION

A.                Selected Financial Data

The following constitutes selected financial data for Amarc Resources Ltd. ("Amarc" or "the Company") for the last five fiscal years ended March 31, 2004, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles ("GAAP") and United States GAAP.

(Cdn$)	Year ended March 31
Balance Sheet Data	2004	2003	2002	2001	2000
Total assets according to
financial statements (CDN GAAP)	$14,187,517	$1,019,106	$2,558,418	$4,421,777	$4,570,430
Total assets (US GAAP)	14,272,015	1,019,106	2,558,418	4,421,777	4,570,430
Total liabilities	182,759	256,001	221,320	17,454	25,209
Share capital	20,638,830	8,635,675	8,360,752	6,541,359	6,499,359
Deficit (CDN GAAP)	(7,047,240)	(7,878,375)	(6,023,654)	(2,137,036)	(1,954,137)
Deficit (US GAAP)	(6,962,742)	(7,878,375)	(6,023,654)	(2,137,036)	(1,954,137)

(Cdn$ except for
common shares)	As at
Period End Balances	2004	2003	2002	2001	2000

Working capital (CDN GAAP)	$13,870,641	$615,880	$2,246,107	$4,401,888	$4,539,113
Working capital (US GAAP)	13,955,139	615,880	2,246,107	4,401,888	4,539,113
Equipment, net	60,188	77,225	20,991	2,435	6,108
Reclamation deposit	--	70,000	70,000	--	--
Mineral property interests	73,929	--	--	--	--
Shareholders' equity	14,004,758	763,105	2,337,098	4,404,323	4,545,222
Number of common shares
outstanding (thousands)	44,174	15,469	14,770	9,770	9,650

No cash or other dividends have ever been declared.

(Cdn$)	Year ended March 31
Statement of Operations
Data	2004	2003	2002	2001	2000
Investment and other income	$65,269	$(59,646)	$436,492	$215,404	$203,819
Gain (loss) on sale of marketable securities	2,052,596	(19,500)	--	--	--
Other comprehensive income (US GAAP)	84,498	--	--	--	--
General and administrative expenses	418,815	789,235	587,271	398,302	228,906
Stock-based compensation	407,363	5,805	--	--	--
Write-down of mineral property interests and
investments	--	(581,010)	--	--	--
Exploration expenditures	460,252	405,330	3,735,839	--	--
Gain (loss) for the year (CDN GAAP)	831,135	(1,854,721)	(3,886,618)	(182,898)	(25,087)
Gain (loss) for the year (US GAAP)	915,633	(1,854,721)	(3,886,618)	(182,898)	(25,087)
Gain (loss) from continuing operations per
common share	$0.04	$(0.12)	$(0.37)	$(0.02)	$(0.00)
Gain (loss) per common share (US GAAP)	$0.04	$(0.12)	$(0.37)	$(0.02)	$(0.00)

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

	Year ended March 31
	2004	2003	2002	2001	2000
End of Period	1.31	1.47	1.60	1.58	1.45
Average for Period	1.35	1.55	1.57	1.50	1.47
High Period	1.49	1.60	1.61	1.58	1.51
Low for Period	1.27	1.46	1.51	1.45	1.43

B.                Capitalization and Indebtedness

Not applicable.

C.                Reasons for the Offer and Use of Proceeds

Not applicable.

D.                Risk Factors

Amarc's Properties Contain No Known Reserves of Ore and No Ore May be Discovered.

Amarc is currently focusing on exploration in British Columbia, Canada. The Company is assembling a portfolio of key projects through option agreements and ground staking and is carrying out field surveys on high priority targets, focused on finding large-scale gold-copper deposits. The properties are largely early stage prospects, therefore, extensive additional exploration work is required before Amarc can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Amarc makes on these properties do not result in discoveries of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Amarc stock will be severely negatively impacted.

Ongoing Funding will be Needed to Continue Exploration.

Amarc's means of generating funds is through the issuance of common shares, and Amarc will need to continue to find investors for its treasury shares in order to generate sufficient funds to allow Amarc to conduct further exploration on its exploration properties in British Columbia. If Amarc cannot fund exploration, its share value will be severely negatively impacted. At March 31, 2004 working capital was approximately $13.9 million. In March 2004, Amarc farmed out its Inde property to Minera Bugambilias SA de CV, which will make option payments on the Inde Property. At the present time, Amarc has sufficient working capital to fund is operations and exploration on all of its properties in 2005.

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

Environmental Risks.

Unexpected environmental damage from spills, accidents and severe acts of nature such as earthquakes are risks which may not be fully insurable and if catastrophic could mean the total loss of shareholders' equity.

Amarc Has No History of Earnings and No Foreseeable Earnings.

Amarc has a long history of losses and there can be no assurance that Amarc will ever be profitable. Amarc has paid no dividends on its shares since incorporation and does not anticipate paying in the foreseeable future.

Going Concern Assumption.

Amarc's consolidated financial statements have been prepared assuming Amarc will continue on a going-concern basis; however unless additional funding is obtained this assumption may have to change and Amarc's assets may have to be written down to asset prices realizable in insolvency or distress circumstances.

Amarc's Share Price is Volatile.

The market price of a publicly traded stock, especially a junior resource issuer like the Company, is affected by many variables not directly related to the exploration success of the Company, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange and the OTCBB suggests the Company's shares will continue to be volatile.

Significant Potential Equity Dilution and End of Lock-ups.

A summary of the Company's diluted share capital is as follows:

At July 19, 2004 there were 2,170,500 options and 20,645,416 warrants of the Company in-the-money. These options and warrants, along with an additional 2,000,000 warrants out-of-the-money, will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, nil shares of the Company remain subject to any hold period restrictions in Canada or the United States as of July 19, 2004. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for the Company's shares. Dilutive securities represent approximately 55% of the Company's currently issued and outstanding common shares.

The Company's Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies.

All of the directors and officers of the Company serve as officers and/or directors of other resource exploration companies and are engaged in and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of the

Company and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Likely PFIC Status Has Possible Adverse Tax Consequences for US Investors.

Potential investors who are US taxpayers should be aware that the Company expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If the Company is a PFIC for any year during a US taxpayer's holding period, then such US taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A US taxpayer who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A US taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein.

Shares of the Company may be Affected Adversely by Penny Stock Rules.

The Company's stock may be subject to US "Penny Stock" rules, which may make the stock more difficult to trade on the open market. The Company's common shares have traded on the TSX Venture Exchange since August 1995 and on the OTCBB since June 2004. For further details on the market performance of the Company's common stock, see "Item 5 Nature of Trading Market." Although the Company's common stock trades on the TSX Venture Exchange ("TSX Venture") and the OTCBB, the Company's stock may be subject to US "penny stock" rules. A "penny stock" is defined by regulations of the US Securities and Exchange Commission ("SEC") as an equity security with a market price of less than $5.00 per share. However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

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

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in the Company's common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend the Company's securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

Penny stock regulations will tend to reduce market liquidity of the Company's common stock, because they limit the broker/dealers' ability to trade, and a purchaser's ability to sell, the stock in the secondary market. The low price of the Company's common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of the Company's common stock also limits the Company's ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Company's shareholders pay transaction costs that are a higher percentage of their total share value than if the Company's share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of the Company's securities. The Company can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to "penny stock" rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the US Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

ITEM 4       INFORMATION ON THE COMPANY

SUMMARY

A.                History and Development of the Company

1.	The legal name of the company, which is the subject of this Form 20-F, is "Amarc Resources Ltd." (herein "Amarc" or the "Company").

2.
Amarc was incorporated in British Columbia, Canada on February 2, 1993 under the laws of the Province of British Columbia, Canada as "Patriot Resources Ltd." and changed its name on January 26, 1994 to "Amarc Resources Ltd."

3.
Amarc became a public or "reporting issuer" in the Province of British Columbia on May 30, 1995, upon acceptance of its initial prospectus offering by the British Columbia Securities Commission. The common shares of Amarc were listed (symbol – AHR) on the Vancouver Stock Exchange (VSE) on August 4, 1995 and continue to trade on the TSX Venture Exchange ("TSX Venture"), formerly the Canadian Venture Exchange, the successor stock exchange to the VSE.

Amarc commenced trading on the OTCBB in the United States in June 2004 under the symbol AXREF.

Amarc continues to subsist under the laws of the Province of British Columbia, Canada. Amarc's business office is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 684-6365. Amarc's registered legal office is located c/o its Canadian attorneys, Lang Michener, at Suite 1500, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7, telephone (604) 689-9111.

4.
From 1993 to 2002 Amarc explored a series of resource prospects without success. Amarc held a 100% interest in several properties located in Yukon, Canada, but allowed its interest in these claims to lapse in fiscal 1999. Amarc holds interests in other claims in the Yukon and in Manitoba but wrote them down in 1998 to nominal values. Amarc also conducted exploration on the optioned "Amatepec" property in Mexico from late 1996 to 1998, but relinquished its option on the property and wrote down the related exploration costs in the 1999 fiscal year.

5.
In November 2001, Amarc obtained options on two properties – the Inde Prospect in Durango, Mexico and the Fox River Prospect in Manitoba, Canada. The option on Fox River was beneficially held by Amarc, indirectly through an affiliated resource investment limited partnership (see Item 4D(2)) but the option was terminated in January 2003. During the third fiscal quarter of 2004, Amarc optioned the Inde Project to Minera Bugambilias SA de CV.

6.
Amarc is currently focused on exploration in British Columbia, Canada. The Company is assembling a portfolio of key projects and carrying out field surveys on high priority targets, focusing on finding a major mineral deposit discovery.

7.	The Company's principal capital expenditures (there have been no material divestitures) over the three fiscal years ended March 31, 2004 are as follows:

	Amounts deferred			Amounts expensed
Fiscal	BC			BC
year	properties	Inde	Fox River	properties	Inde	Fox River
2004	$73,929	Nil	Nil	$ 435,384	$24,206	$662
2003	Nil	Nil	Nil	Nil	1,313,618	391,712
2002	Nil	Nil	Nil	Nil	1,009,592	2,718,814

B.                Business Overview

1.                Amarc's Business Strategy and Principal Activities

Amarc Resources Ltd. (the "Company") is in the business of acquiring and exploring mineral exploration properties. Amarc is currently focusing on exploration in British Columbia, Canada. The Company is assembling a portfolio of key projects through option agreements and ground staking and is carrying out field surveys on high priority targets, focused on finding a major mineral deposit discovery. Amarc is under common management with eight other publicly traded resource issuers managed by Hunter Dickinson Inc. (see Item 7), which supplies technical and administrative staff who implement the Board's strategic decisions. Amarc itself has no employees. As Amarc is an exploration stage company, there is no assurance that commercially viable mineral deposits exist on its optioned properties or that commercially viable mineral deposits will be found. Further, exploration activities and engineering studies will have to be completed before an evaluation could be undertaken to assess the economic and legal feasibility of any mineral deposits that are found.

The Inde Prospect lies in an historic gold mining area in Mexico. Amarc has acquired an option to purchase a 100% interest in the Inde Prospect through an assignment (at cost) from Hunter Dickinson Group Inc. ("HDGI"), a non-arm's length party (see Item 7B). In fiscal 2004, Amarc optioned the Inde Property to Minera Bugambilias SA de CV (see Item 4D). Amarc does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus exploration funds pending the completion of exploration programs. Amarc's business cannot really be said to be seasonal in nature, although exploration activity in cold climate locales like northern British Columbia is naturally greater in the summer when the terrain is not covered by snow. Some exploration activities (involving heavy equipment or those requiring exposure of rock or soil) can only be conducted in the months between the end of spring run-off and the return of the snow pack in the fall. Amarc may schedule drill programs for the winter to take advantage of lower access costs because ground transportation may be available over frozen roads (across lakes and rivers). Metals prices have traditionally seen multi-year cycles of higher and lower prices, which can adversely impacts the availability of exploration funds.

C.                Organizational Structure

Amarc operates directly through the following subsidiaries:

a)	Compania Minera Amarc SA de CV ("Minera Amarc"),

b)	Amarc Exploraciones Mineras SA de CV ("Amarc Exploraciones"), which holds Amarc's rights to the Inde Project.

D.                Property, Plant and Equipment

There is neither a plant nor other equipment on Amarc's properties. The following outlines further particulars of Amarc's properties

(1) British Columbia Properties, Canada

Summary

In fiscal 2004, the Company refocused its efforts toward making major new mineral deposit discoveries in British Columbia. To do so, a portfolio of key projects is being assembled and field surveys have been initiated on high priority targets.

Amarc entered into agreements to acquire 100% interests in the Sitka, Bob, JMD, Buck and RAD properties in early 2004. The Sitka property is located in southwestern BC and the Bob, JMD, Buck and RAD properties in the central part of the province. The Company completed the acquisitions of the Bob, JMD and Sitka properties in July 2004, and is assessing plans to co-venture all of these properties. Subsequent to the year-end in July 2004, Amarc entered into an option agreement whereby GMD Resources Ltd. can earn a 50% interest in the Buck claims.

In May 2004, Amarc entered into an option agreement with the Iskut North Syndicate to acquire a 100% interest in the GBR (previously known as Wolverine) property. The property is located on the Golden Bear Road about 40 kilometers northwest of Telegraph Creek, in northern British Columbia. Amarc has initiated an exploration program at GBR.

The Company entered into an option agreement with two arm's-length parties to acquire a 100% interest in the Spius porphyry gold-copper-molybdenum property in July 2004. The property is located near the town of Merritt in the Nicola region of south-central British Columbia. Amarc is planning exploration for the Spius property in 2004.

Amarc has also staked additional properties, targeting these areas from geological compilation work. The Jim, Hook, Orr, Crystal and Sky properties, totaling 13,000 hectares, were staked to cover areas of anomalous geophysical signatures. The geological setting of each of the properties is comprised of Mesozoic Nicola Group volcanic and sedimentary rocks in the vicinity of Triassic and Jurassic intrusive plugs and stocks. This geological setting and induced polarization (IP) geophysical anomalies are prospective for gold-copper porphyry deposits. Preliminary exploration programs, including mapping, prospecting, soil and rock sampling and ground IP and magnetometer surveys were done on each of the properties. Results are pending.

GBR Property

Property Agreements

Amarc Resources Ltd. has an option to purchase a 100% interest (subject to a 2% N.S.R) in the four-post Wolverine 1 & 2 mineral claims (40 claim units) by way of an agreement with the property vendor, Iskut North Syndicate, by making cash payments totaling $225,000 and issuing 420,000 shares over 4 years. The Company staked the GBR 1 to GBR 11 claims (216 units), which are held in the name of Amarc but form a part of the option agreement.

Location and Access

The GBR property is located approximately 37 km northwest of Telegraph Creek in north-central British Columbia. Conventional access to the property is by way of the gravel Golden Bear Mine access road from the community of Dease Lake, located on the Stewart-Cassiar Highway. Permission to use the road was once granted from the Golden Bear mine but since it closed, the Tahltan First Nation Band, based out of Telegraph Creek, control access. As the mine is now decommissioned there is no assurance that the road will be publicly maintained.

Property Description

The property consists of 13 contiguous mineral claims, covering an area of 6,400 ha, located along the Golden Bear Mine access road.

Table 1. Mineral Title Information – GBR Property
CLAIM NAME	UNITS	RECORD NO.	RECORD DATE	EXPIRY DATE
Wolverine 1	20	392717	2002/04/13	2005/03/31
Wolverine 2	20	392718	2002/04/13	2005/03/31
GBR 1	20	408899	2004/03/11	2005/03/11
GBR 2	20	408900	2004/03/11	2005/03/11
GBR 3	20	408901	2004/03/11	2005/03/11
GBR 4	20	408902	2004/03/11	2005/03/11
GBR 5	20	408903	2004/03/12	2005/03/12
GBR 6	20	408904	2004/03/12	2005/03/12
GBR 7	20	408905	2004/03/10	2005/03/10
GBR 8	20	408906	2004/03/10	2005/03/10
GBR 9	16	408907	2004/03/13	2005/03/13
GBR 10	20	408908	2004/03/10	2005/03/10
GBR 11	20	408909	2004/03/12	2005/03/12
Total	256

Exploration History and Geology

The area was first explored by Sumitomo Metal Mining Canada Ltd. in 1971 and 1972 and later by North American Metals and Chevron Minerals in 1990 and 1991. In 2002, the Iskut North Syndicate located the Wolverine mineral claims but did not conduct any exploration.

Historically, work on the property by previous operators focused on two of three fault trends where gold-copper mineralization occurs in small lenses of gold-bearing pyrite and chalcopyrite within fault gouge associated with marginal phases of a diorite stock. Sampling of these structures returned up to 154 g/t Au along an 8-m interval measuring 0.4 m thick. Previous exploration activities on the GBR property has also identified large copper and gold soil geochemical anomalies (4,700 m long by 590-2,100 m wide) associated with the margins of a large (15 km x 20 km) regional airborne magnetic high and an Upper Triassic dioritic intrusive contact with Upper Triassic Stuhini volcanics in an area of poor outcrop exposure.

The copper-gold soil anomalies, which were identified during the course of a large, reconnaissance style soil sampling program with samples taken every 300 m on lines spaced 200 m apart, were largely ignored and have never been systematically followed up. Limited prospecting and geological mapping associated with the gold exploration work did note finely disseminated pyrite in the volcanic rocks and pyrite, chalcopyrite, pyrrhotite or magnetite in intrusive rocks occurring over areas of least 1,000 m wide by 2,500 m long. The airborne magnetic survey also outlined a number of satellitic magnetic features that may indicate the potential for other similar sized sulphide systems.

The primary exploration target on the GBR property is an alkalic copper–gold porphyry deposit with associated precious metal shear/vein systems.

Exploration in 2004

A two-phase program has been recommended for the property (see BC Initiative budget at the end of this section). The Phase 1 ($685,000) began in June and is ongoing in August 2004. Work includes geological mapping, approximately 200 line kilometers of geochemical grids and 100 line kilometers of ground (induced polarization and magnetometer) geophysical surveys.

Second phase work is success contingent, and would comprise an additional 25 line-km of geochemical and geophysical surveys and 2,500 m of diamond drilling ($615,000).

Spius Creek Property

Property Agreements

Amarc Resources Ltd. has an option to acquire a 100% interest (subject to a 2% Net Smelter Return) in the four-post Spius 1 & 2 mineral claims (40 claim units) by making cash payments totaling $35,000 and issuing 80,000 shares over 3 years.

Location and Access

The Spius Creek property is located approximately 13 km northeast of Boston Bar in southern British Columbia. The property is situated within a network of forest service roads, and can be accessed from either Merritt or Boston Bar.

Easier access is via the community of Merritt traveling south on the paved Coldwater Road for approximately 17 km to the Patchett paved road and turning northwest for 10 km to the Spius Creek forest service road. The Spius Creek forest service road proceeds southwestwardly for approximately 23 km, then a rough road near the headwaters of Spius Creek is taken for a further 5 km to the property. Alternatively, exits off the Coquihalla Highway south of Merritt can also be taken to provide quicker access to the Coldwater - Patchett road system or the Murray Lake Forest Service Road to Spius Creek.

Property Description

The property consists of two contiguous mineral claims covering an area of 1,000 ha.

Table 2. Mineral Title Information – Spius Creek Property
CLAIM NAME	UNITS	RECORD NO.	RECORD DATE	EXPIRY DATE
Spius 1	20	410172	2004/05/02	2006/05/02
Spius 2	20	410173	2004/05/02	2006/05/02
Total	40

Exploration History

The area covered by the current property was first explored by Orequest Exploration Ltd. in 1968 and later by Arrow-Inter America Corporation in 1970, Brascan Resources Ltd. between 1971 and 1975 and Canadian Occidental Petroleum in 1976. This previous work on the property outlined a large (500 m x 700 m) partially open-ended greater than 500 ppm copper in soil anomaly located on the flanks of two large (500m x 1200 m) greater than 20 milliseconds (ms) IP chargeability anomalies. Previous work, including unrecorded drilling and trenching, appears to have focused on the molybdenum potential and IP chargeability highs. The last report in 1976 confirms the high copper in soil anomaly and concludes that relatively little work has been completed in the area overlying the main copper anomaly which is in an area of poor exposure. No recorded work has occurred on the property since the 1976 report.

Based on the regional geology and observations by previous workers, the primary target on the Spius Creek property is a porphyry copper, molybdenum, gold deposit.

Geology

The Spius Creek property occurs in the Intermontane Belt of the Quesnel Terrane, just east of the property occurs within the Coast Belt. The Coast Mountains and Cascade Ranges are composed primarily of Late Jurassic to early Tertiary granitic rocks which form a 100 to 200 km wide belt extending approximately 1,700 km to the north from the Canada/US border.

The Quesnel Terrane is dominated by the Upper Triassic Nicola Group volcanics and sediments that are, in part, co-magmatic (derived from the same magma) with Late Triassic-Early Jurassic intrusions. Lower and Middle Jurassic Ashcroft Formation sedimentary rocks unconformably overlie the Nicola Group.

The sequence is intruded by Triassic and Early Jurassic plutons, the most prominent is the Guichon Creek Batholith, which hosts the Highland Valley area porphyry copper-molybdenum deposits. Cretaceous andesitic volcanic and sedimentary rocks of the Spences Bridge Group, and Tertiary volcanic rocks of the Kamloops and Princeton Groups unconformably overlie older units.

The major structural features in the region are steeply dipping normal faults. The faults have two dominant trends, one at 140-150 degrees azimuth and the other due north-south. The prominent north-south trending Spius Creek fault extends to the north for over 40 km to the Highland Valley copper mine and beyond.

Occurrences of chalcopyrite, pyrrhotite and bornite (copper and iron sulphides); azurite (copper carbonate); and chalcocite (copper sulphide); as well as molybdenite (molybdenum sulphide) have been observed locally.

Exploration in 2004

The gold-copper porphyry target on the Spius Creek property is defined by an extensive (500 m by 600 m) open-ended copper-in-soil anomaly with associated molybdenum values that is situated nearby two large (500 m by 1,200 m) induced polarization chargeability anomalies. Drilling has been done on the property in the past, but it was very limited in scope and did not test the prospective copper-in-soil anomaly. Amarc plans to commence exploration at the property in the summer of 2004.

The proposed $48,000 program consists of geological mapping and prospecting, and soil and rock sampling (see BC Initiative Budget at the end of this section).

Sitka Property

Location and Access

The Sitka Gold property, comprising 54 units and an area of 1350 ha, is located in southwestern British Columbia 40 km northeast of Port Hardy. Access to the claims is by helicopter, fixed wing aircraft or boat. Terrain is moderate to steep.

Property Description

The property is held 100% by Amarc Resources Ltd.

Table 3. Mineral Holdings – Sitka Property
CLAIM NAME	RECORD NUMBER	GOOD TO DATE	UNITS	SIZE (HECTARES)
EMMA 1	396316	2005.01.16	1	25
THOMAS 1	396317	2005.01.16	1	25
DAVID 1	396318	2005.01.16	1	25
SITKA 3	399407	2005.01.16	15	375
SITKA 4	399408	2005.01.16	20	500
SITKA 5	399409	2005.01.16	16	400

Exploration History

The first recorded mineral exploration within the claim area took place in 1945, when the quartz vein was hand trenched. In 1979, the gold prospect was re-staked and subsequently optioned to Cominco in 1980. After re-sampling the old trenches and running magnetic and VLF-EM surveys over a very restricted area, Cominco drilled 7 short BQ diamond drill holes to test the vein structure along strike and at depth. While the vein hosting structure and some gold mineralization was encountered, Cominco subsequently abandoned the property.

In 1987, the prospect was re-staked and acquired by American Bullion Minerals Ltd. Under the direction of United Mineral Services Ltd., a much larger area was covered by more detailed magnetometer and VLF-EM (very low frequency electromagnetic) surveys. These combined surveys identified a 1.7 km long conductor lying within a linear magnetic depression coincident with the sedimentary units within the volcanic assemblage. The conductor is interpreted to be the trace of the fault which hosts the auriferous quartz veins, from which samples have returned assays grading up to 39.4 g/t across 1.45 m.

American Bullion filed 10 years of assessment work credits on the property but completed no further work. The property was allowed to lapse in 1998. The property was re-staked in 2002 by an arm's length vendor and sold to Amarc in 2004. Amarc has not yet completed any exploration work on the property.

Geology

A shear zone within a roof pendant of volcanic greenstones and subordinate sediments hosts gold bearing quartz veins.

Bob and JMD Properties

Location and Access

The Bob and adjacent JMD properties are located 75 km due east of the town of Quesnel, within the Caribou Mining District of central British Columbia. Access to the Bob and JMD properties is excellent, with the all season, paved Nazco road that extends west from Highway 97 at Quesnel to within 3 km of the claims. Here, a series of logging roads provide additional access to most portions of the property. Much of the area has been clear cut due to mountain pine beetle infestation; the remaining ground is covered by pine-spruce and alder forests over low rolling hills. Outcrop forms less than 10% of the property.

Property Description

The Bob Claim Group is comprised of 12 claims totaling 48 units (1,200 ha), and the adjacent JMD Claim Group is comprised of 4 claims totaling 4 units (100 ha). Amarc can acquire 100% interest in the properties by issuing 200,000 shares of the Company to an arm's length vendor. The first payment of 150,000 shares has been made. An additional 50,000 shares will be held in escrow until Amarc has reached a third party joint venture agreement or has completed a total of $250,000 in exploration expenditures on the property.

Exploration History and Geology

There was no recorded mineral exploration in the vicinity of the properties prior to 1983. During the spring and summer of 1983, Lac Minerals Ltd. completed a regional reconnaissance soil geochemical survey in the area, which resulted in the discovery of anomalous Au-As values on the Bob Property. Lac subsequently acquired 4 claims totaling 80 units later that summer and between 1983 and 1986, completed exploration programs on the property that included line-cutting, soil geochemical surveys, reconnaissance mapping and sampling, trenching, road construction, induced polarization geophysical surveys, and at least 39 core drill holes, totaling 4,284 meters. Additional drilling was completed in 1987, but no records of this work have been located.

On the Bob Property, Lac's work initially defined a strong, coincident gold-arsenic soil geochemical anomaly, measuring some 1,500 m by 1,000 m in size. The anomaly occurred within an area of Cretaceous age sedimentary rocks, locally dominated by conglomerates that exhibited styles of alteration and mineralization suggestive of a large low sulphidation epithermal system.

Drill holes targeted the main soil geochemical anomaly, further refined the distribution of mineralization within the sedimentary sequence, and defined three prospective horizons. They are, progressing down stratigraphy; an upper zone of anomalous mineralization associated exclusively with the chert pebble conglomerate; a middle zone of anomalous mineralization associated with a major contact between the overlying conglomerate, and underlying sequence of interbedded siltstones, sandstones and argillite; and a lower zone of mineralization hosted exclusively within the siltstone dominant formation. Drilling to date has identified the anomalous horizons over an area measuring 1,000 m by 500 m, which appears to be open in at least two dimensions.

Mineralization is comprised of extensive hematite-limonite (iron oxides, after pyrite) throughout the conglomerate and siltstone units, yielding to pyrite below a relatively deep oxidation profile at approximately 100 m vertical. Also associated with the pyrite are lesser arsenopyrite (arsenic sulphide), galena (lead sulphide), and stibnite (Sb sulphide). In addition to anomalous gold values, to as high as 611 ppb Au over 64.1 m, there are very broad zones of strong As-Hg-Sb enrichment both associated with and haloing the gold bearing sequences. Despite a relatively aggressive drill campaign by Lac, no concerted effort was directed towards identifying a structural control/conduit to the apparently stratigraphically controlled epithermal mineralization defined on the property. Identification of that controlling structure is a primary exploration target on the Bob Claim Group, and also represents a potentially significant regional scale control to mineralization.

On the adjacent JMD property, no previous exploration work prior to 2003. The area was selected, and subsequent reconnaissance mapping and sampling identified zones of strong argillic (clay) alteration with local silicification (alteration where silica minerals are introduced) in Skeena Group conglomerates. The altered conglomerates, with associated strong iron-oxide staining, were traced in sub-crop and float over a distance of 700 m. No anomalous gold values were returned from samples collected in the area, but one sample did carry strongly anomalous Hg (1,950 ppb) and As (176.7 ppm) values. Amarc has completed no exploration work on either of the Bob or JMD properties.

The geological setting and known mineralization indicate the potential for a low sulphidation epithermal gold deposit.

RAD Property

Location and Access

The RAD property is located south of Tatla Lake in southwestern British Columbia. A network of logging roads affords conventional access to the property.

Property Description

The property consists of 4 contiguous mineral claims covering an area of 2,000 ha. Amarc Resources Ltd. acquired a 100% interest in the RAD property from United Mineral Services.

Exploration History

United Mineral Services located the initial mineral claims covering the RAD property in 2003. Exploration conducted by United Mineral Services on the property during the fall of 2003 included line cutting and Induced Polarization geophysical surveys.

Exploration activities to date have identified a bornite breccia of unknown extent and an area of IP geophysical responses. In particular, the resistivity values obtained from the 2003 geophysical survey on the RAD grids indicate potential for mineralization associated with a gold-copper porphyry system. Amarc has not yet conducted exploration on the RAD property.

Geology

Bedrock exposures are sparse throughout this area of extensive glacial drift and Tertiary basalt cover and are mainly confined to logging and ranching road cuts. The region is underlain by a series of Jurassic rocks comprised of tuff and volcanic breccia; and conglomerate and shale. In the immediate vicinity of the claim area Upper Cretaceous Kinsvale Group rocks, specifically andesitic and basaltic breccia and tuff are present.

Buck Property

Location and Access

The Buck property is located south of Houston in west-central British Columbia. A network of logging roads affords conventional access.

Property Description

The property consists of 10 contiguous mineral claims, covering an area of 4,750 ha. Amarc acquired a 100% interest in the Buck property from United Mineral Services.

Exploration History

United Mineral Services located the initial mineral claims covering the Buck property in 2003, and conducted included extensive IP geophysical surveys, geochemical surveys and a limited mapping program on the property during the summer and fall of 2003. Two areas of strong IP geophysical responses were identified. In particular, the IP chargeability values obtained from the North and South grids indicate good potential for mineralization associated with subvolcanic copper-gold-silver systems or transitional, intrusion-related (polymetallic) stockwork and vein systems.

Geology

Bedrock exposures are sparse throughout this overburden-covered area and are mainly confined to logging road cuts. The property is underlain by a thick sequence of Early to Middle Jurassic Hazelton Group rocks; Cretaceous aged sedimentary, pyroclastic and volcanic rocks of the Skeena Group; and the Early Tertiary Francois Lake Group Buck Creek Formation. Upper Cretaceous and Eocene granitic bodies are known to intrude the Hazelton Group volcanic rocks in the area and are associated with gold, silver and base metal mineralization at the Bob Creek property and at the Equity Silver Mine, a past producer located in the vicinity of the Buck property.

Recent Developments

In July 2004, Amarc entered into an option agreement whereby GMD Resources Ltd. ("GMD") can earn a 50% interest in the Buck claims. To earn its interest, GMD must issue 100,000 units comprised of 100,000 common shares of GMD at a deemed price of $0.05 per share and 100,000 two-year share purchase warrants, exercisable at $0.10 per share in the first year and $0.15 per share in the second year. GMD must also incur exploration expenditures totalling $500,000 over five years, with a minimum annual expenditure of $100,000.

Exploration in 2004 – BC Initiative

Amarc's field program began in early May. Preliminary exploration surveys were conducted on the GBR property, and on the recently staked properties called Crystal, Orr, Jim, Hook and Sky properties. The Crystal, Orr, Jim, Hook and Sky properties comprise 47 claims covering an area of 9,525 ha. The Spius Creek property was reviewed and optioned, and preliminary surveys are planned. An additional property, called M2, consisting of 7 claims covering an area of 3,500 ha, was recently acquired through staking, and preliminary surveys are planned.

Compilation of geological, geophysical and geochemical data from government files and other sources will continue. In addition, vendor submissions will be reviewed and follow up field examinations and preliminary ground surveys planned and executed, as weather conditions permit, possibly until late September. Contingent on the results of these programs, phase 1 drilling will be carried out.

The compiled budget for programs on all of the BC Properties is tabulated below:

BC Initiative - Exploration Budget 2004
ACTIVITY	PROPOSED TO MARCH 31, 2005
Preliminary Geological, Geophysical & Geochemical Surveys - GBR	$685,000
Preliminary Geological, Geophysical & Geochemical Surveys – Orr, Jim, Hook, Sky, Crystal	719,000
Preliminary Geological, Geophysical & Geochemical Surveys – Spius Creek	48,000
Preliminary Geological, Geophysical & Geochemical Surveys – MR2	115,000
Regional Airborne Survey	150,000
Phase 1 Drilling*	963,000
Compilation & Review	780,000
TOTAL EXPLORATION COSTS	$3,460,000

* 1-2 properties, contingent on results from preliminary surveys or new acquisition

(2) Inde Prospect, Durango, Mexico

Legal Agreements Summary

Pursuant to an agreement dated November 15, 2001, Hunter Dickinson Group Inc. ("HDGI"), a non-arm's-length party owned by family trusts of certain of Amarc's insiders (see Item 7B), HDGI assigned to Amarc 100% of HDGI's interest in an option to purchase a Mexican mineral prospect known as "Inde", originally dated March 13, 2001 and amended August 22 and September 6, 2002. The Inde Prospect option was assigned to Amarc in consideration of a payment of $1.00 and reimbursement of approximately US$400,000 in costs incurred by HDGI on the Inde Prospect.

The terms of the underlying Inde mineral concession option granted by Comercializadora y Arrendadora Parral SA de CV ("Parral") as owner and optionor, as amended, provide that a 100% interest in the Inde Prospect can be purchased by Amarc provided it makes staged payments totalling US$4,000,000, by June 2006. A 4% net smelter royalty, capped at US$2 million over the project life, is also payable on the two claims under the purchase option.

Location and Access

The 36 square km Inde mining district occurs in the northern portion of the State of Durango, Mexico. The property is accessed by 150 km of paved highway southeast of the mining supply center of Parral, Chihuahua, or by 235 km of paved highway west-northwest from Torreon, site of a major smelter and metallurgical complex. Local property access is by a network of good quality gravel roads from the town of Inde. Driving time by two-wheel-drive vehicle from the town of Inde is approximately 20 minutes.

Property Area and Title

The Inde Prospect consists of five contiguous mineral concessions, totalling 278.8 hectares, situated in the southwest corner of the district. Three of these, Unificación Paco, La Terrible and El Engano (totalling 248.6 hectares), are exploitation concessions and two, La Discordia and El Matracal (totalling 30.2 hectares), are exploration concessions (see "Exploration in Mexico" below regarding these types of concessions). The largest is the Unificación Paco exploitation permit #204,514 with an area of 240.6 hectares.

Exploration History

The Spanish first started mining in the district, then known by the aboriginal name INDEHÉ meaning "Disks of Gold", in the 1500s, focusing on recovery of gold from surface oxide zones in the Inde Prospect and silver-bearing veins east of the Inde Prospect. The more accessible oxide ores remained attractive to small-scale miners until modern-times.

The historic production was derived from near-surface oxide mineralization, to about 150 meters depth, within the massive sulphide bodies along both trends. Amarc's work targeted the sulphide component of the replacement bodies both along strike and down dip of previous mining.

Geology

The Inde mining district is located on the eastern flank of the Sierra Madre Occidental Geological Province, a north-northwesterly trending belt of Tertiary volcanic rocks. Tertiary volcanic and Cretaceous sedimentary rocks underlie most of the state of Durango. Felsic to intermediate intrusions also occur throughout the state.

The Tertiary volcanic rocks host numerous gold-silver vein districts in Mexico, including Tayoltita in western Durango and Ocampo in Chihuahua. The Cretaceous limestones are important hosts to major carbonate (or limestone) hosted replacement deposits throughout Mexico.

Mineralization in the Inde mining district occurs in the Guadalupe Limestone and, to a lesser extent, in the Union Formation volcanic rocks, and is probably related to the Tertiary intrusions. The mineralization consists of two main types: gold bearing, massive sulphide, carbonate replacement deposits developed in limestone at the contact between limestone and monzonite intrusive rocks and/or along structures within the limestone units, and precious and base metal bearing epithermal veins developed along east-west or northwest-southeast trending structural zones.

Exploration by Amarc

Amarc carried out a two-phase exploration program between February and August 2002. The Phase 1 program included transit surveying and geological mapping at surface and in underground workings in February 2002. A mineralized trend was traced for over 1,100 m at surface. A comparison of the surface and underground maps showed that the most intensively mined areas with the best grades at depth do not necessarily coincide with the best mineralized areas at surface, that is, as seen in open cuts. Up to five mineralized structures, were indicated from open cuts. The structures are subparallel to the contact of limestone and monzonite units. These main structures are offset by cross-cutting east-northeasterly trending structures. The latter structures are also mineralized and some have been mined. The width of the mineralized zones increases where the main structures intersect with the cross-structures.

The Phase 2 program consisted of the completion of 4,333 m of drilling in fourteen holes, spaced 25 m to 200 m apart, along a 600 m portion of the known strike length of the mineralized contact zone. The drill holes encountered open stopes and some sections of oxide and sulphide mineralization containing interesting gold and silver values, but not adequate to warrant a follow up program.

Recent Property Developments

On December 29, 2003, Amarc optioned the Inde Project to Minera Bugambilias SA de CV ("Bugambilias"). Bugambilias can earn up to a 70% interest in the Inde Project by exercising two options. Under the First Option, Bugambilias can earn a 51% interest by incurring $2.2 million in expenditures on the property within three years, of which $100,000 must be spent in the first year, a further $500,000 in the second year and a further $1.6 million in the third year. Bugambilias must also make option payments on the Parral Concessions to keep the property in good standing for the first year.

Alternately, Bugambilias could earn its 51% interest by extinguishing all of the option payments on the Parral Concessions. Bugambilias can exercise the Second Option and earn an additional 19% interest in the Inde Project by making a further US$2 million in expenditures or by having an internationally recognized third party engineering firm complete an industry standard feasibility study on the project within three years, or by extinguishing a 4% net smelter royalty on the Parral Concessions.

The TSX Venture Exchange has accepted for filing an agreement dated January 29, 2004, whereby Sydney Resource Corporation ("Sydney") has optioned the Inde Project from Bugambilias. Sydney will take on all of the rights and obligations of Bugambilias stemming from their option agreement signed with Amarc. As part of this agreement, Sydney will issue 300,000 warrants to Amarc, exercisable at a price of $0.52 per share until February 4, 2006.

ITEM 5       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Amarc's business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential in order to enhance the value of the project and then seek to sell or joint venture the project to a major mining company. Amarc, as an active junior resource issuer, does not consider it likely that even if project economics warrant commercial production, that Amarc itself would place its projects into commercial production, as such operations require large corporate, technical and financial infrastructure which Amarc does not have nor does it currently intend to acquire. None of Amarc's currently held or to be acquired mineral deposits is at present known to host a mineral reserve which has been subject to sufficient development work to determine that it is economic at current metals prices.

Amarc's results of operations are economically evaluated on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit's size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Amarc's operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and conditions for equity financing conditions of natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics may be important. Although Amarc calculates an annual income (loss) per share (which has varied from an income per share of $0.04 to a loss per share of $0.37 over the last three fiscal years), Amarc is of the view that its share price does not vary in accordance with the loss per share statistic but rather Amarc share prices vary with the price of the underlying market for the metals it explores for and the outlook for them.

Amarc's financial statements are prepared on the basis that it will continue as a going concern. Given that Amarc has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in funding exploration to seek large tonnage metal deposits even where economic certainty is unknown. Amarc can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than Amarc's liabilities with a potential for total loss to Amarc shareholders.

Amarc does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00 = Cdn$1.60 to Cdn$1.29) during these three years. For additional details respecting the five year historical exchange rates, see Item 3. Amarc has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Amarc's assets primarily relate to the outlook for gold. For information relating to the historical prices for gold, see "Item D, Trend Information" below.

Critical Accounting Policies

Mineral property interests

The Company defers mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the commercial feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized. Such acquisition costs and deferred development expenditures are amortized and depreciated over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

The effect of a change in accounting policy would cause these deferrals to be charged to operations, increasing net losses and loss per share, in the period.

Going concern

The financial statements are prepared on the basis that the Company will continue as a going concern. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. The financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

Operating Results – Fiscal 2004 Compared to Fiscal 2003

The Company had net income for the 2004 fiscal year of $831,135 compared to a loss of $1,854,721 in the previous fiscal year. The increase in income was due primarily to the gain on marketable securities, which totaled $2.05 million. Excluding this gain and stock based compensation expense of $0.4 million, expenses totaled $814,098 for fiscal 2004 as compared to $1,248,406 for fiscal 2003.

There was a gain on sale of marketable securities totalling $2,052,596 in fiscal 2004 as compared to a loss on sale of marketable securities of $19,500 in the previous year. The gain in fiscal 2004 was the result of sales of shares of Expatriate Resources Ltd. ($2,400,273) and StrataGold Corporation ($260,900). There was a write down of marketable securities totalling $581,010 in the previous year relating to the Company's investment in Expatriate Resources Ltd. Stock-based compensation increased by $401,558 to $407,363 from $5,805 in fiscal 2003 due to (i) the increase in the Company's stock price, and (ii) the granting of 2,253,000 options in October 2003. Interest income increased by $69,627 to $74,590 from $4,963 in the previous year due to greater funds on deposit as a result of the financings undertaken during 2004.

Exploration expense increased by $54,922 to $460,252, from $405,330 in the previous year due to increased activity by the Company, particularly during the latter half of fiscal 2004. Of these costs, $24,206 was incurred on the Inde Property in Mexico (mainly on site activities) and $436,046 on properties in British Columbia. The main exploration costs were on geological wages ($287,284) and assays and analysis to assess and acquire BC properties. Most of the costs in fiscal 2003 were related to drilling at the Inde Property.

Legal, accounting and audit decreased by $104,901 to $53,913 from $158,814 in the previous year primarily due to more compliance-related work being done in-house. Office and administration decreased by $78,836 to $28,468 from $107,304 in the previous year due to decreased activity in the Company. Salaries and benefits decreased by $132,346 to $140,619 from $272,965 in the previous year due to a decrease in wages for management attention and staff support. Shareholder communication decreased by $104,698 to $21,495 from $126,193 in the previous year due to decreased activity in the Company. Trust and filing increased by $32,365 to $43,915 from $11,550 in the previous year due to filing fees paid for the private placements. Foreign exchange loss decreased by $54,988 to $9,621 from $64,609 in the previous year due to the Company's increased focus in Canada, which allowed the Company to hold less foreign funds.

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

Overall administrative costs increased in fiscal 2003 from the previous year to $789,235 from $594,704. The main increases are in office and administration (2003–$110,304; 2002–$79,820) and salaries and benefits (2003–$278,770; 2002–$110,776). The increase in office and administration costs, and a significant part of the salaries and benefits expenditures, are due to wages for increased management attention and staff support for the exploration programs that during the year. The cost of shareholder communications increased (2003–$126,193; 2002–$20,552) due to significantly increased promotional activities related to the exploration programs.

B.                Liquidity and Capital Resources

Overview and Recent Events

Historically Amarc's sole source of funding has been the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Amarc also issued common share capital in each of these three years pursuant to private placement financings. Amarc has no assurance of continued access to significant equity funding.

Fiscal 2004 Compared to Fiscal 2003

At March 31, 2004, the Company had working capital of approximately $13.9 million, which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

In October 2003 the Company announced a private placement of 13,000,000 units at a price of $0.30 per unit of which 5,047,000 were flow-through units and 7,953,000 were non flow-through units. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase a common share at a price of $0.34 for a two year period. The warrants are subject to a 45 day accelerated expiry at the Company's option if the closing trade price of the Company's common shares on the TSX Venture Exchange is at least $0.68 for any ten consecutive trading days. This placement completed on December 31, 2003.

In December 2003 the Company announced and completed a private placement of 8,002,084 units of which 4,397,906 were flow-through and 3,604,178 were non flow-through at a price of $0.55 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase a common share at a price of $0.60 for a one year period. The warrants are subject to a 45 day accelerated expiry at the Company's option if the closing trade price of the Company's common shares on the TSX Venture Exchange is at least $1.10 for ten consecutive trading days.

In March 2004, the Company completed a private placement of 2,000,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one share purchase warrant.

Subsequent to March 31, 2004:

  80,000 shares were issued to an independent prospector to acquire the Sitka Gold Property;

  150,000 common shares were issued to a third party prospecting partnership to acquire the Boband JMD properties; and

  30,000 common shares were issued to a syndicate to acquire the GBR Property.

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

Financial Instruments

Amarc keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Amarc's current needs are invested in short term near-cash investments pending the need for the funds.

Amarc does not have any significant commitments for exploration expenditures other than approximately $0.4 million in each of 2004 and 2005 and $4.2 million in 2006 (all of which have been assumed by Bugambilias) for fees and work commitments on its Inde Property, and accordingly the Company can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2004 year end Amarc estimates that the cost of maintaining its corporate administrative activities at approximately $35,000 per month. Accordingly Amarc's management estimates that a minimum of $850,000 will be needed to maintain its corporate status and assets over the ensuing two-year period. Amarc has a current working capital of $13.9 million, which is sufficient to fund the next year of administration cost and exploration programs.

C.                Research Expenditures

Amarc is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D.                Trend Information

As a natural resource exploration company Amarc's activities reflect the traditional cyclical nature of metals prices.

Gold prices improved significantly in 2003, averaging about US$364/oz for the year. The upward trend has continued in 2004, although the price has been more volatile in the past quarter. The average gold price in the first six months of 2004 is approximately US$400/oz. The copper price has also increased, averaging US$0.81/lb in 2003 and approximately US$1.25/lb to date in 2004.

E.                Off-Balance Sheet Arrangements

None.

F.                Tabular Disclosure of Contractual Obligations

None. The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

G.                Safe Harbor

This Form 20-F includes certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

ITEM 6       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                Directors and Senior Management

		Shares Beneficially
Name, Position and	Period a Director	Owned or
Country of Residence	of the Company	Controlled(1)
David J. Copeland
Director	Since September 1995	713,500
Canada

Scott D. Cousens
Director	Since September 1995	1,333,500
Canada

Robert A. Dickinson (2)
Chairman and Director	Since April 1993	3,530,909
Canada

Jeffrey R. Mason
Chief Financial Officer, Secretary and Director	Since September 1995	832,000
Canada

Ronald W. Thiessen
Chief Executive Officer, President and Director	Since September 1995	1,112,008
Canada

Notes:

(1)
The number of shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves. As of July 19, 2004, the current directors and officers hold an aggregate of 7,521,917 shares which represents approximately 16.8% of the current outstanding shares. At July 19, 2004, the directors and officers also held an aggregate of 800,000 options and 757,869 warrants.

(2)	Certain of these shares are held by United Mineral Services Ltd., a company controlled by Robert A. Dickinson.

Principal Occupation of Current Management of Amarc

Robert A. Dickinson, B.Sc., M.Sc. - Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to

February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to February 2001), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Co-Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Cash Resources Ltd., Director (June 1994 to June 1996); and American Bullion Minerals Ltd., Director (August 1988 to May 1997).

Ronald W. Thiessen, C.A. – Chief Executive Officer, President and Director

Ronald W. Thiessen is a Chartered Accountant, with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986 Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chairman (September 2000 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Director (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resources Corp., President and Director (February 1990 to present).

Jeffrey R. Mason, C.A. – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded (TSX, NASDAQ, AMEX) mineral exploration companies. Mr. Mason is also employed as Chief

Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies which Hunter Dickinson Inc. provides services to.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resource Corp., Secretary-Treasurer (February 1995 to present).

David J. Copeland, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Vice-President, Project Development (June 1989 to February 1996 and June 1997 to June 1998) and Director (June 1989 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resources Corp., Director (February 1995 to present).

Scott D. Cousens - Director

Scott D. Cousens is a director of Hunter Dickinson Inc., a private company providing management, technical and financial services to a number of publicly traded companies.

Mr. Cousens' focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies:

Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

All directors have a term of office expiring at the next annual general meeting of the Company. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

B.                Compensation

During the Company's financial year ended March 31, 2004 the aggregate direct remuneration paid or payable to the Company's executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $58,247. Ronald W. Thiessen, the Company's President and Chief Executive Officer, Jeffrey R. Mason, the Company's Secretary and Chief Financial Officer and Robert A. Dickinson are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald W. Thiessen President and Chief Executive Officer	2004 2003 2002	18,268 35,674 3,266	0 0 0	0 0 0	200,000 0 150,000	0 0 0	0 0 0	0 0 0
Jeffrey R. Mason Secretary and Chief Financial Officer	2004 2003 2002	14,054 29,069 3,266	0 0 0	0 0 0	200,000 0 150,000	0 0 0	0 0 0	0 0 0
Robert A. Dickinson Director	2004 2003 2002	4,583 17,690 2,090	0 0 0	0 0 0	200,000 0 150,000	0 0 0	0 0 0	0 0 0

Long-Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's Shares. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Share Options

The Company has in place a stock option plan dated for reference September 26, 2002 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than five years after the date of grant of such option.

The share options granted to the Named Executive Officers during the financial year ended March 31, 2004 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	200,000	8.5%	$0.31	$0.31	March 21, 2005
Jeffrey R. Mason	200,000	8.5%	$0.31	$0.31	March 21, 2005
Robert A. Dickinson	200,000	8.5%	$0.31	$0.31	March 21, 2005

Notes:

(1)      These Options were granted on October 29, 2003.

The share options exercised by the Named Executive Officers during the financial year ended March 31, 2004 and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	0	0	200,000	$62,000
Jeffrey R. Mason	0	0	200,000	$62,000
Robert A. Dickinson	200,000	$62,000	Nil	Nil

Pension Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between Amarc and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

Each director of the Company whether or not an executive officer is paid an annual director's fee of $2,400 and an additional fee of $600 for each meeting of directors attended. Each director who is a member of a committee and is not an executive officer receives $2,400 for each committee of which he or she is a member and an additional fee of $600 for each meeting of each committee attended.

On October 29, 2003 an aggregate of 1,000,000 options to purchase Shares were granted to the directors at an exercise price of $0.31 per share. These options expire on March 21, 2005.

Securities Held By Insiders

As at July 19, 2004 the directors and officers of Amarc held as a group, directly and indirectly, owned or controlled an aggregate of 7,521,917 common shares (16.8%), hold options to acquire an additional 800,000 common shares, and warrants to acquire an additional 757,869 common shares. To the knowledge of the directors and officers of Amarc, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares of the Company.

C.                Board Practices

All directors were re-elected at the September 25, 2003, annual general meeting and have a term of office expiring at the next annual general meeting of Amarc to be held on September 21, 2004. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Amarc and its subsidiaries during the financial year ended March 31, 2004 for their services in their capacity as directors and consultants except as herein disclosed.

David Copeland, Scott Cousens, and Ronald Thiessen are the members of the Company's audit committee. The audit committee is elected annually by the directors of Amarc at the first meeting of the board held after Amarc's annual general meeting. Its primary function is to review the financial statements of the company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

The Company has no remuneration committee.

D.                Employees

At July 19, 2004, Amarc had no employees, and contracted staff on an as-need basis. Amarc's functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.                Share Ownership

As at July 19, 2004, an aggregate of 2,170,500 common shares have been reserved for issuance pursuant to the following employee, director, executive officer and service provider stock options:

(a) Incentive Options

	Number of	Exercise	Date of
	Shares	Price (C$)	Grant	Expiry Date
Directors and Officers of the
Company and its Subsidiaries	800,000	0.31	Oct 29, 2003	Mar 21, 2005
	800,000
Employees and Service
Providers	67,000	0.18	Dec 10, 2002	Dec 20, 2004
	7,000	0.17	May 8, 2004	May 9, 2005
	1,198,000	0.31	Oct 29, 2003	Mar 21, 2005
	25,500	0.36	Nov 25, 2003	Mar 21, 2005
	73,000	0.49	Nov 25, 2003	Mar 21, 2005
	1,370,500

(b) Share Incentive Plan

In order to provide incentive to directors, officers employees, management and others who provide services to Amarc to act in the best interests of Amarc, Amarc has adopted a Share Incentive Plan, (the "2002 Plan"). The Plan was approved by shareholders at Amarc's annual general meeting held on September 26, 2002. Under the Plan, a total of 2,970,000 shares of Amarc were reserved for share incentive options to be granted at the discretion of Amarc's board of directors to eligible optionees (the "Optionees"). As of July 19, 2004 a total of 2,170,500 share incentive options were outstanding under the Plan of which 800,000 options are of those granted to insiders.

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

(d)
the minimum exercise price of an option granted under the 2002 Plan must not be less than the closing price for Amarc's common shares as traded on the TSX Venture on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX Venture of up to 25%; and

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Amarc in a one year period.

Amarc will obtain "disinterested" shareholders' approval (described below) if:

(a)	the number of options granted to Insiders of Amarc exceeds 10% of Amarc's outstanding listed shares; or

(b)	the aggregate number of options granted to Insiders of Amarc within a one year period exceeds 10% of Amarc's outstanding listed shares; or

(c)	the number of options granted to any one Insider and such Insider's associates within a one year period exceeds 5% of Amarc's outstanding listed shares; or

(d)	Amarc is decreasing the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

If options are granted by Amarc under the 2002 Plan which trigger the requirement for disinterested shareholder approval ("DSA Options"), the DSA Options will be presented to shareholders of Amarc for approval at Amarc's annual general meeting to be held in 2004. No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of Amarc at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Amarc (generally officers and directors) to whom the DSA Options have been granted under the 2002 Plan and Associates of those Insiders.

ITEM 7       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                Major Shareholders

Amarc's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Amarc does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Amarc is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 19, 2004, Amarc had authorized 100,000,000 common shares without par value of which 44,825,309 were issued and outstanding.

As of July 19, 2004, the only registered holder of 5% or more of the common shares of Amarc were brokerage clearing houses.

As of July 19, 2004, directors and officers of Amarc as a group (5 persons) owned or controlled an aggregate of 7,521,917 shares (16.8%) of Amarc, or 9,079,786 shares (13%) on a fully diluted basis.

Under the British Columbia Securities Act insiders (generally officers, directors, and holders of 10% or more of Amarc's shares) are required to file insider reports of changes in their ownership in the first ten days of the month following a trade in Amarc's securities. Copies of such reports are available at the British Columbia Securities Commission web site www.bcsc.bc.ca and at www.sedi.ca

As at July 19, 2004, to the best of the Company's knowledge, the following is the geographic distribution of shareholders. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

	Number of registered	Number of common
Location	shareholders	shares held	%
Canada	38	40,047,869	89.4
United States	13	2,121,139	4.7
Other countries	13	2,656,301	5.9
Total	64	44,825,309	100.00

B.                Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Amarc or its predecessors during the year ended March 31, 2004 except as follows:

(a)
Hunter Dickinson Inc. ("HDI"), is one of the largest independent mining exploration groups in North America and as of July 19, 2004, employs or retains on a substantially full-time basis, twenty-seven geoscientists (of which nine are professional geologists/PGeo, and seven are geological engineers/PEng and two are PhD's), six licensed professional mining, mechanical or civil engineers (PEng), three environmental specialists (one of which is a PAg, and one who is a PEng) seven accountants (including four CAs, one CGA, and one CMA) and twenty-three administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec, and Yukon) and internationally in Brazil, Chile, the United States, Mexico and South Africa. HDI allocates the cost of staff input into projects such as the Inde Project based on the time records of the personnel involved. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI's services are being retained by such participating company. However, a corporation surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days' notice. HDI is managed by the directors, who are generally the controlling directors of the Company and the other corporate participants in the arrangements with of HDI.

(b)
Geological Management and Administration Services Agreement dated for reference the 31st day of December 1996 pursuant to which HDI provides geological, corporate development management and administrative services to, and incurs third-party costs on behalf of, the Company on a full cost recovery basis which is believed by the Company's management to be at a cost that is competitive with arm's length suppliers. During the fiscal year ended March 31, 2004 the Company paid $502,474 to HDI for services pursuant to this Agreement.

(c)	Inde Prospect Agreement

Under a Mineral Transfer Agreement dated November 15, 2001, Hunter Dickinson Group Inc. ("HDGI" see below) assigned to Amarc 100% of HDGI's interest in the Inde Prospect option in consideration of the payment by Amarc to HDGI of $1 and the repayment of HDGI's costs incurred on the Inde Prospect to that date in the amount of approximately US$400,000. The US$400,000 was reimbursement for the first and second option payments paid to the owner of the Inde Prospect concession (totalling US$225,000), payment for the purchase two claims (US$50,000) plus value added tax for both of these transactions (US$41,000), plus reimbursement of geological work and staking of additional claims of US$84,000. These amounts were fully paid by Amarc during 2002.

(d)
CEC Engineering Ltd. is a private company controlled by a director, that provides engineering and project management services to the Company based on the fair market value of those services. During the year ended March 31, 2004, the Company paid $nil (year ended March 31, 2003 - $10,123) to CEC Engineering Ltd for such services.

(e)
United Mineral Services Ltd. ("UMS") is a private company owned by a director. The Company acquired the 2,000 hectare RAD claims by paying the $8,000 staking cost which had been paid for by UMS and acquired the Buck claims by paying $65,929, the cost of staking the property and line cutting, which had been paid by UMS.

No director or officer of the Company has been indebted to the Company at any time during the last three fiscal years.

C.                Interests of Experts and Counsel

Not applicable.

ITEM 8       FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information

See "Item 17 Financial Statements".

Legal Proceedings

Amarc is not involved in any litigation or legal proceedings and to Amarc's knowledge, no material legal proceedings involving Amarc or its subsidiaries are to be initiated against Amarc.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Amarc are being retained for exploration of its projects.

B.                Significant Changes

There have been no significant changes to the business of Amarc since March 31, 2004.

ITEM 9       THE OFFER AND LISTING

A.                Offer and Listing Details

Trading Markets

			OTCBB Exchange
			(trading commenced
	TSX Venture Exchange		June 2004)
	Canadian Dollars		United States Dollars
	High	Low	High	Low
Five most recent financial years
Fiscal 2000	1.25	0.42
Fiscal 2001	1.00	0.52
Fiscal 2002	0.75	0.37
Fiscal 2003	0.89	0.15
Fiscal 2004	0.99	0.11
Fiscal 2005 (to July 19)	0.75	0.47	0.60	0.34

Two most recent financial years by quarter
Quarter ended June 30, 2002	0.89	0.55
Quarter ended September 30, 2002	0.65	0.16
Quarter ended December 31, 2002	0.24	0.15
Quarter ended March 31, 2003	0.38	0.18
Quarter ended June 30, 2003	0.20	0.11
Quarter ended September 30, 2003	0.28	0.14
Quarter ended December 31, 2003	0.83	0.24
Quarter ended March 31, 2004	0.99	0.65

Latest six months
February 2004	0.85	0.67
March 2004	0.80	0.65
April 2004	0.75	0.56
May 2004	0.70	0.47
June 2004	0.59	0.49	0.60	0.34
July 2004 (to July 19)	0.66	0.53	0.44	0.34

B.                Plan of Distribution

Not applicable.

C.                Markets

The shares of Amarc have traded in Canada on the TSX Venture Exchange (successor Exchange to the Canadian Venture and Vancouver Stock Exchanges) since August 1995 under the symbol AHR, and on the Over-The-Counter-Bulletin-Board (OTCBB) since June 2004 under the symbol AXREF.

D.                Selling Shareholders

Not applicable.

E.                Dilution

Not applicable.

F.                Expenses of the Issue

Not applicable.

ITEM 10     ADDITIONAL INFORMATION

A.                Share Capital

Amarc's share capital consists of one class only, namely common shares without par value, of which 100,000,000 shares are authorized and 44,825,309 common shares without par value are issued and outstanding as of July 19, 2004. The notes to the accompanying audited financial statements provide details of all share issuances affected by Amarc (and the issue price per share) for the three previous fiscal years. There are no shares of Amarc that are held by or on behalf of Amarc. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Amarc rank pari passu for the payment of any dividends and distributions in the event of a windup. A summary of Amarc's dilutive securities (convertible or exercisable into common shares) is as follows:

(a) Warrants

The following share purchase warrants are outstanding as of the date hereof. All warrants were issued as part of unit private placements comprising a share and a warrant. All warrants are non-transferable.

No. of Warrants (1)	Exercise Price	Expiry Date
8,002,084	$0.60	December 31, 2004
12,643,332	$0.34	December 31, 2005
2,000,000	$0.85	March 9, 2005

Notes:

(1) Each warrant is exercisable into one common share of Amarc.

Other Potential Share Issuances

A summary of Amarc's diluted share capital is as follows

Issued as of July 19, 2004	44,825,309
Options outstanding	2,170,500
Warrants outstanding	22,645,416

Total	69,641,225

See Item 6 for information regarding Amarc's Share Incentive Plan.

B.                Memorandum and Articles of Association

Amarc's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 292963 and were filed pursuant to the Company Act of British Columbia. In March 2004 the Province of British Columbia adopted an updated corporate statute called the Business Corporations Act (British Columbia). The Company, like all other British Columbia companies, is required within two years to "transition" itself with respect to certain corporate matters, to the provisions of Business Corporations Act. This transition is currently under way and is not expected to result in significant changes to the laws applicable to the Company. The Company will, subject to shareholder approval at its next Annual and Extraordinary Meeting of Shareholders, increase its authorized share capital to an unlimited number from the currently fixed number.

A copy of the Articles of Association and Memorandum are filed as an exhibit with the initial registration statement on Form 20-F filed in June 2002 (see Item 19).

Objects and Purposes

Amarc's Memorandum of Incorporation and Articles of Association ("Articles") do not specify objects or purposes. Under British Columbia corporate law (the British Columbia Company Act or herein "BCCA"), a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Amarc's Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. (These statutory provisions regarding conflicts are reiterated in the articles of association of Amarc – See section 12.6 to articles filed with Amarc's initial filing on Form 20-F, June 12, 2002, pages 102-103.) Directors' compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an un-discharged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Amarc's Articles or under the BCCA.

Directors' borrowing powers are not generally restricted where the borrowing is in Amarc's best interests, but the directors may not authorize Amarc to provide financial assistance for any reason where Amarc is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Amarc in order to qualify as directors.

The Articles specify that the number of directors shall be the number of directors fixed by shareholders annually or the number, which are actually elected at a general shareholders meeting. The number of directors is determined annually by shareholders at the annual Shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed or actually elected at the preceding annual shareholders' meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

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

Changes to Rights of Common Shareholders

Changes to the Articles and memorandum of Amarc require a shareholders' "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Amarc's assets, re-domiciling out of the jurisdiction of British Columbia, and creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Amarc elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Amarc.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Amarc but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCCA. The Articles provide that Amarc will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Amarc makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act and the BCCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Amarc must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited financial statements, the balance sheet of which is no more than 180 days old at such meeting.

Shares Fully Paid

All Amarc shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Redemption

Amarc has no redeemable securities authorized or issued. Therefore, Amarc has no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to Amarc which provide a right to any person to participate in offerings of Amarc's equity or other securities

Rights to Profits and Liquidation Rights

All common shares of Amarc participate rateably in any net profit or loss of Amarc and shares rateably any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Amarc's Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls" which describe some such restrictions which exist under Canadian law but which will not apply to Amarc due to its small size.)

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

Change in Control

Amarc has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Amarc does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Amarc's material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The articles of Amarc do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Amarc's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Amarc but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

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

Amarc's Mexican Subsidiaries

Compania Minera Amarc SA de CV ("Minera Amarc")

Minera Amarc is Amarc's wholly owned subsidiary incorporated under the laws of Mexico in the Mexico City Federal District by registration of incorporation documents under No. 72438 on October 4, 1996. A copy of the "Efectos Fiscales de la Escritura Que Contiene La Constitucion de Compania Minera Amarc, Sociedad Anonima de Capital Variable" together with an unofficial English translation of the bylaws are filed as an exhibit with Amarc's initial registration statement on Form 20-F. (See Item 19.)

Objects and Purposes

The objects or purposes specified Minera Amarc's By-laws ("By-Laws") include acquiring mineral properties for exploration and exploitation as well as activities of a general corporate nature. The ByLaws state that Minera Amarc is a Mexican company and that its activities will be governed under Mexican law. Minera Amarc is permitted to set up offices anywhere in Mexico.

Capital Stock and Shares

Minera Amarc may issue an unlimited number of common, registered shares with no par value, subject to a minimum of 50,000 shares. The By-Law govern changes to Minera Amarc's share capital. The 50,000 shares were issued for US$1.00, of which 49,999 are held by Amarc, with one share being held by a representative of Amarc's Mexican legal counsel, as is customary in Mexico, to effect a local agent for service of process as a shareholder.

Directors – Powers and Limitations

The directors and officers of Minera Amarc are the directors of Amarc. The company has a Secretary and a Secretary Pro Tem, an office filed by a representative of Amarc's Mexican attorney, as is customary in Mexico. The By-Laws govern the actions and authority of the board of directors. The number of permanent directors of Minera Amarc is eight (8). These directors include the six (6) directors of Amarc plus a Mexican lawyer who is counsel to Minera Amarc and another Canadian person.

Shareholders

The By-Laws govern the rights of shareholders including the notice of and conduct of meetings of shareholders of Minera Amarc.

Administration

Articles 13, 16, 17, 18, 19 and 20 of the By-Laws outline the administrative activities of Minera Amarc including dissolution and winding up of the company.

Amarc Exploraciones Mineras SA de CV ("Amarc Exploraciones") (formerly "HD Group Mexico, SA de CV")

Amarc Exploraciones is Amarc's wholly owned subsidiary incorporated under the laws of Mexico in the Mexico City Federal District by registration of incorporation documents under No. 74,519 on February 14, 2002. A copy of its constating document "Efectos Fiscales de la Escritura Que Contiene La Constitucion de Compania Minera Amarc, Sociedad Anonima de Capital Variable" is not attached hereto as it is identical to that of Minera Amarc described above and included as an exhibit to Amarc's initial 20-F filing. (See Exhibits.)

Objects and Purposes

The objects or purposes specified Amarc Exploraciones' By-laws ("By-Laws") include acquiring mineral properties for exploration and exploitation as well as activities of a general corporate nature. The ByLaws state that Amarc Exploraciones is a Mexican company and that its activities will be governed under Mexican law. Amarc Exploraciones is permitted to set up offices anywhere in Mexico.

Capital Stock and Shares

Amarc Exploraciones may issue an unlimited number of common, registered shares with no par value, subject to a minimum of 50,000 shares. The By-Law govern changes to Amarc Exploraciones' share capital. The 50,000 shares were issued for US$1.00, of which 49,999 are held by Amarc, with one share being held by a representative of Amarc's Mexican legal counsel, as is customary in Mexico, to effect a local agent for service of process as a shareholder.

Directors – Powers and Limitations

The directors and officers of Amarc Exploraciones are the directors of Amarc. The company has a Secretary and a Secretary Pro Tem, an office filed by a representative of Amarc's Mexican attorney, as is customary in Mexico. The By-Laws govern the actions and authority of the board of directors. The number of permanent directors of Amarc Exploraciones is eight (4). These directors include two (2) directors of Amarc plus a Mexican lawyer who is counsel to Amarc Exploraciones and another Canadian person.

Shareholders

The By-Laws govern the rights of shareholders including the notice of and conduct of meetings of shareholders of Amarc Exploraciones.

Administration

Articles 13, 16, 17, 18, 19 and 20 of the By-Laws outline the administrative activities of Amarc Exploraciones including dissolution and winding up of the company.

C.                Material Contracts

Amarc's material contracts as of March 31, 2004 are:

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

(c)
Geological Management and Administration Services Agreement with Hunter Dickinson Inc. ("HDI") dated for reference December 31, 1996 whereby HDI provides geological, exploration and administrative services to Amarc. (See Item 7.)

(d)	Bugambilias Agreement dated November 7, 2003, whereby Minera Bugambilias SA de CV can earn up to a 70% interest in the Inde Property by exercising two options.

D.                Exchange Controls

Amarc is a corporation registered in Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Amarc on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Amarc does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Amarc's relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Amarc was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Amarc. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Amarc was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2003 exceeded Cdn$213 million. A non-Canadian would acquire control of Amarc for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Amarc unless it could be established that, on the acquisition, Amarc was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Amarc will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

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

E.                Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management's understanding, summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "US Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Amarc, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other US Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, US, state or other foreign income tax law or practice. The tax consequences to any particular US Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular US Holder.

Dividends

Dividends paid or deemed to be paid to a US Holder by Amarc will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a US Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the US Holder is a corporation and beneficially owns at least 10% of Amarc's voting shares). Amarc will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the US Holder's account.

Disposition

A US Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the US Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a US Holder if, at any time during the 60 months preceding the disposition, the US Holder or persons with whom the US Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Amarc's issued shares of any class or series.

A US Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Management of Amarc believes that the value of Amarc's Common Shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

Based on management's discussions with its professional advisors, it believes the following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a US Holder (as hereinafter defined) of common shares of Amarc. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Amarc should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Amarc, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

US Holders

As used herein, a "US Holder" means a holder of common shares of Amarc who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and US Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the US dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to US Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Amarc. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Amarc

In general, US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Amarc are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the US dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Amarc has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's federal income tax liability or, alternatively, may be deducted in computing the US Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Amarc, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

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

Dividends paid on the common shares of Amarc generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Amarc may, under certain circumstances, be entitled to a 70% (or 80% if the US Holder owns shares representing at least 20% of the voting power and value of Amarc) deduction of the United States source portion of dividends received from Amarc (unless Amarc qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Amarc does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any US Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Amarc's common shares, if any, generally will not be subject to information reporting and generally will not be subject to US backup withholding tax. However, dividends and the proceeds from a sale of Amarc's common shares paid in the US through a US or US related paying agent (including a broker) will be subject to US information reporting requirements and may also be subject to the 31% US backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder's US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Amarc may be entitled, at the option of the US Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Amarc will generally constitute "passive income" or, in the case of certain US Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and US Holders of common shares of Amarc should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Amarc

In general, US Holders will recognize gain or loss upon the sale of common shares of Amarc equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Amarc. Preferential tax rates apply to long-term capital gains of US Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Amarc will be long-term capital gain or loss if the common shares are a capital asset in the hands of the US Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For US Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Amarc's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Amarc's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Amarc may be treated as a "foreign personal holding company." In that event, US Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Amarc does not actually distribute such income. Amarc does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Amarc will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Amarc's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Amarc is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Amarc may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Amarc does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Amarc will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on US Holders of foreign corporations. These rules do not apply to non-US Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Amarc appears to have been a PFIC for the fiscal year ended October 31, 1999, and at least certain prior fiscal years. In addition, Amarc expects to qualify as a PFIC for the fiscal year ending October 31, 2000 and may also qualify as a PFIC in future fiscal years. Each US Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect such US Holder's tax situation.

Each US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such US Holder. The following is a discussion of such alternative tax regimes applied to such US Holders of Amarc. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a US Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A US Holder who elects to treat Amarc as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Amarc qualifies as a PFIC on his pro rata share of Amarc's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Amarc's taxable year ends, regardless of whether such amounts are actually distributed. A US Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a US Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the US Holder's holding period in which Amarc is a PFIC. If the US Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files his tax return for such first year. If, however, Amarc qualified as a PFIC in a prior year during the US Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the US Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the US Holder sold his stock on the qualification date or (ii) if Amarc is a controlled foreign corporation, the US Holder's pro rata share of Amarc's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Amarc's first tax year in which Amarc qualified as a QEF with respect to such US Holder. For purposes of this discussion, a US Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing US Holder." A US Holder who holds common shares at any time during a year of Amarc in which Amarc is a PFIC and who is not an Electing US Holder (including a US Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing US Holder." An Electing US Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Amarc's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the US Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

In the case of a Non-Electing US Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Amarc.

A Non-Electing US Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the US Holder (excluding any portion of the holder's period prior to the first day of the first year of Amarc (i) which began after December 31, 1986, and (ii) for which Amarc was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing US Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing US Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the US Holder.

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

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such US Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing US Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Amarc common shares. A US Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Amarc as of the close of such tax year over such US Holder's adjusted basis in such common shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Amarc included by such US Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing US Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder's adjusted tax basis in the common shares of Amarc will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Amarc common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, US Holders should consult their tax advisor regarding the manner of making such an election.

No view is expressed regarding whether common shares of Amarc are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing US Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Amarc common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing US Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing US Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing US Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the US Holder and the transferee may vary based on the manner in which the common shares are transferred. Each US Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a US Holder makes a timely QEF election with respect to common shares of Amarc, certain adverse rules may apply in the event that both Amarc and any foreign corporation in which Amarc directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a US Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such US Holder makes a timely QEF election with respect thereto. Amarc intends to make the necessary information available to US Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Amarc that is a PFIC.

Under the Proposed Treasury Regulations, a US Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Amarc (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the US Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Amarc (or an intermediate entity). Accordingly, each prospective US Holder should be aware that he or it could be subject to tax even if such US Holder receives no distributions from Amarc and does not dispose of its common shares. Amarc strongly urges each prospective US Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to US Holders of lower-tier PFIC shares.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Amarc is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Amarc ("United States Shareholder"), Amarc could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current US tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current US tax on their pro rata shares of increases in the CFC's earnings invested in US property. The foreign tax credit described above may reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a US Holder of common shares of Amarc which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Amarc attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Amarc does not believe that it currently qualifies as a CFC. However, there can be no assurance that Amarc will not be considered a CFC for the current or any future taxable year.

F.                Dividends and Paying Agents

Not applicable.

G.                Statement by Experts

Not applicable.

H.                Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Amarc, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Amarc at 604-684-6365, attention Shirley Main. Copies of Amarc's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.                Subsidiary Information

Not applicable.

ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Transaction Risk and Currency Risk Management

Amarc's operations do not employ financial instruments or derivatives which are market sensitive and Amarc does not have financial market risks.

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

(c) Exchange Controls

The Company operates primarily in Canada, and from time to time conducts transactions in Mexico. Like other foreign entities operating in Mexico, the Company is subject to any currency exchange controls which may be administered by the Mexican Reserve Bank, the country's central bank.

(d) Interest Rate Risk and Equity Price Risk

Amarc is equity financed and does not have any debt which is subject to interest rate change risks.

(e) Commodity Price Risk

While the value of Amarc's resource properties can always be said to relate to the price of the minerals for which it is exploring and the outlook for same, Amarc does not have any operating mines and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                Debt Securities

Not applicable.

B.                Warrants and Rights

Not applicable. Amarc's warrants are non-transferable and no market exists for them. Amarc has issued no rights.

C.                Other Securities

Not applicable.

D.                American Depositary Shares

Not applicable.

PART II

ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15     CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of July 15, 2004. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Ronald W. Thiessen, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended March 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16     AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.                Audit Committee Financial Expert

The board of directors has determined that Mr. Ronald W. Thiessen is a member of the audit committee of the Company who qualifies as a "financial expert" based on his education and experience. Mr. Thiessen is the chief executive office of the Company and therefore is not "independent", as the term is defined by the American Stock Exchange which is a national securities exchange.

B.                Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics is appended as an exhibit to this Form 20-F.

C.                Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

Services:	Year ended
	March 31,	March 31,
	2004	2003
Audit Fees	$ 7,750	$ 7,000
Audit Related Fees	–	–
Tax Fees	1,000	1,000
All Other Fees	–	3,000
	$ 8,750	$ 11,000

Audit related fees comprise of fees billed for assurance and advisory services related to the annual audit.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.                Exemptions from Listing Standards for Audit Committees

Not applicable.

E.                Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17     FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)
Auditors' Reports on the consolidated balance sheets as at March 31, 2004, and 2003, and the consolidated statements of operations and deficit, and cash flows for each of the three years ended March 31, 2004, 2003, and 2002;

(2)	Consolidated balance sheets as at March 31, 2004, and 2003;

(3)	Consolidated statements of operations and deficit for each of the three years ended March 31, 2004, 2003 and 2002;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements;

ITEM 18     FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19     EXHIBITS

Key to the following document types:

1.	Articles of Incorporation and Memorandum of the Company.

2.	Other Instruments defining the rights of the holders of equity or debt securities.

3.	Voting trust agreements.

4.

A.
Material contracts not made in the ordinary course of business or which are to be  performed in whole or in part at or after the filing of the Registration Statement or which  was entered into not more than two years before filing.

B.

(i)
Agreements to which Directors, Officers, promoters voting trustees or security  holders or their affiliates named in the Registration Statement are parties other  than contracts involving only the purchase or sale of current assets having a  determinable market price;

(ii) contracts on which the Company's business is substantially dependent;

(iii) contracts for the acquisition or sale of property exceeding 15% of the Company's fixed assets; and

(iv) material leases.

	C.	Management Contracts, compensation plans.

5.-9.	Not applicable.

10.	Other

99.	Financial Statements

Exhibits attached as an Appendix to the initial Registration Statement on Form 20-F filed in June 2002 are as follows:

Type of
Document	Description	Pages

1	Certificate of Incorporation, Memorandum and Articles of Association of Amarc	80 - 117

1	Incorporation document and Bylaws of Compañia Minera Amarc, SA de CV (in Spanish with an unofficial English translation)	118 - 148

1	Amended Certificates of Limited Partnership for Precious Exploration Limited Partnership ("PELP") dated December 28, 2001 and June 4, 2002	149 - 157

4C	Amended Share Incentive Plan dated for reference September 22, 1999	158 - 168

Type of
Document	Description	Pages

4B(i)	Geological Management and Administration Services Agreement dated for reference December 31, 1996 between Amarc and Hunter Dickinson Inc. ("HDI") (See Item 7 "Interest of Management in Certain Transactions".)	169 - 176

4A	Mineral Properties Transfer Agreement with Hunter Dickinson Group	177 - 237

4B(i)	Inc. ("HDGI") dated November 15, 2001 and Partnership

4B(iii)	Capitalization Agreement of the same date whereby Amarc succeeded to the option on the Inde Prospect and an affiliate quit claimed its interest in the Fox River Prospect leaving Amarc with 100% of the equity of PELP which held the Fox River Project options from Falconbridge

4A	Partnership Capitalization Amendment Agreement dated November 27, 2001 whereby Amarc amended its interest in PELP.	238 - 245
4B(i)
4B(iii)

10	Consent of US Tax Expert, Kempisty & Co., Certified Public Accountants, dated June 7, 2002	246

10	Consent of Auditors, De Visser Gray, Chartered Accountants, dated June 7, 2002	247

10	Consent of Canadian counsel, Lang Michener, dated June 7, 2002	248

10	Consent of geological expert, Peter A. Christopher, Ph.D., P.Eng., dated June 7, 2002	249

10	Consent of geological expert, Norm Halden, Ph.D., P.Geo., dated June 7, 2002	250

Exhibits to Form 20-FA dated October 11, 2002 and Filed October 11, 2002

Exhibit	Type of
No.	Document	Description	Pages

1	4A	Inde Option First Amending Agreement dated August 22, 2002	1-12
4B(i)
4B(iii)

2	4A	Inde Option Second Amending Agreement dated September 6, 2002	13-24
4B(i)
4B(iii)

	10	Consents of Experts

3	10	(a) Gernot Wober, B.Sc, P.Geo– Geological Matters, dated October 11, 2002	25

4	10	(b) Peter Christopher Ph.D. - Geological Matters, dated October 11, 2002	26

Exhibit	Type of
No.	Document	Description	Pages

5	10	(c) Kempisty & Co. – US Tax Matters, dated October 11, 2002	27

6	10	(d) DeVisser Gray, Chartered Accountants, Audit consent dated October 11, 2002	28

7	10	(e) Lang Michener, Canadian Legal Matters, dated October 11, 2002	29

Exhibits to Form 20-FA dated November 27, 2002 and Filed November 28, 2002

Exhibit	Type of
No.	Document	Description	Pages

	10	Consents of Experts

1	10	(a) Gernot Wober, B.Sc, P.Geo– Geological Matters, dated November 27, 2002	1

2	10	(b) Daniel B. Kilby - Geological Matters, dated November 27, 2002	2

3	10	(c) DeVisser Gray, Chartered Accountants, Audit consent dated November 27, 2002	3

Exhibits to Form 20-F Annual Report for the year ended March 31, 2003 filed August 2003

Exhibit	Type of
No.	Document	Description

	99	Audited Financial Statements

The following exhibits are filed with this Annual Report on Form 20-F:

Exhibit	Type of
No.	Document	Description

4.A	4A	Bugambilias Agreement

4.B	4A	Iskut Agreement

10	10	Code of Ethics

12.1	10	Section 302 Certification – CEO

12.2	10	Section 302 Certification – CFO

13.1	10	Section 906 Certification – CEO and CFO

23.1	10	De Visser Gray, Auditor's consent letter dated October 4, 2004

99.1	99	Audited Financial Statements

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARC RESOURCES LTD. Per: /s/ Jeffrey R. Mason
JEFFREY R. MASON Director, Chief Financial Officer, and Secretary DATED: July 26, 2004