Form 20-F
period 2005-03-31
AMARC RESOURCES LTD
filed 2005-09-27
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

 ☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to ______________

Commission file number 0-49869

AMARC RESOURCES LTD.
(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                                                                   Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

47,737,142 common shares as of March 31, 2005

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒  No ☐

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 ☒  Item 18 ☐

T A B L E   O F   C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to “We”, “Amarc” and the “Company” refer to Amarc Resources Ltd. and its consolidated subsidiaries.

The Company uses the Canadian dollar as the Company's reporting currency. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 - “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of August 31, 2005 and all information included in this document should only be considered correct as of such date.

References to this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended March 31, 2005.

GLOSSARY OF TERMS

In this Annual Report, the following terms have the meanings set forth herein:

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

mineral reserve

Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a ‘reserve’ as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

mineral resource

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a “Mineral Resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” of the Securities and Exchange Commission does not define or recognize resources. As used in this Form 20-F, “resources” are as defined in National Instrument 43-101.

Mineral Symbols
As – arsenic; Au – gold; Ag – silver; Cu – copper; Fe – iron; Hg – mercury; Mo – molybdenum; Na – sodium; Ni – nickel; O – oxygen; Pd - palladium; Pt – platinum; Pb – lead; S – sulphur; Sb – antimony; Zn – zinc.

Net Smelter Return (NSR)	Monies actually received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment- refining charges and penalty charges.
Polymetallic	Pertaining to more than one, or many, metals.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet- hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
Pluton, sill, dyke
A body of igneous rock that has been formed beneath the surface of the earth by consolidation of magma. A pluton is a rounded to irregularly- shaped plug-like body. A sill is a horizontal intrusion. A dyke cross cuts the country rocks.

Quartz-feldspar Porphyry Dyke	A quartz-feldspar porphyry dyke is a linear intrusion in which large quartz and feldspar crystals occur in a fine groundmass of quartz, feldspar and other minerals.
Sulphide	A compound of sulphur with another element, typically a metallic element or compound.
Volcanogenic Massive Sulphide (VMS) deposit	Mineral deposits, with a high content of sulphide minerals, formed by volcanic processes.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”,

“plans”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for the Company's exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying the Company's predictions. Some of these risks and assumptions include:

•	general economic and business conditions, including changes in interest rates;

•	prices of natural resources, costs associated with mineral exploration and other economic conditions;

•	natural phenomena;

•	actions by government authorities, including changes in government regulation;

•	uncertainties associated with legal proceedings;

•	changes in the resources market;

•	future decisions by management in response to changing conditions;

•	the Company’s ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to Amarc or persons acting on the Company's behalf. The Company assumes no obligation to update the Company's forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.      DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.      ADVISORS

Not applicable.

C.      AUDITOR

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Amarc extracted from the Company's audited financial statements and related notes included in this Annual Report. This financial information is stated in Canadian dollars. Information is provided both in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principals (“US GAAP”). This information should be read in conjunction with the Company's financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. The Company's financial statements have been prepared in accordance with Canadian GAAP and are stated in Canadian dollars. Note 11 to the Company's financial statements provides descriptions of the principal differences between Canadian GAAP and US GAAP as they relate to us and reconciliation of the Company's financial statements to US GAAP.

BALANCE SHEET DATA

(C$000)	As at March 31,
	2005	2004	2003	2002	2001
Total Assets
Canadian GAAP	$ 8,091	$ 14,188	$ 1,019	$ 2,558	$ 4,422
US GAAP	8,100	14,272	1,019	2,558	4,422
Total Liabilities
Canadian and US GAAP	871	183	256	221	17
Share Capital
Canadian and US GAAP	22,388	20,639	8,636	8,361	6,541
Contributed Surplus

(C$000)	As at March 31,
	2005	2004	2003	2002	2001
Canadian and US GAAP	507,065	413,168	5,805	–	–
Deficit
Canadian GAAP	(15,675)	(7,047)	(7,878)	(6,024)	(2,137)
US GAAP	(15,667)	(6,963)	(7,878)	(6,024)	(2,137)
Net Assets
Canadian GAAP	7,220	14,005	763	2,337	4,405
US GAAP	7,229	14,089	763	2,337	4,405
Working Capital
Canadian GAAP	7,017	13,871	616	2,246	4,402
US GAAP	7,025	13,955	616	2,246	4,402
Plant and Equipment, Net
Canadian and US GAAP	47	60	77	21	2
Mineral Property Interests
Canadian and US GAAP	156	74	–	–	–
Shareholders’ Equity (Deficit)
Canadian GAAP	7,220	14,005	763	2,337	4,405
US GAAP	7,229	14,089	763	2,337	4,405

STATEMENT OF OPERATIONS DATA

(C$000 except per share amounts)	Year Ended March 31,
	2005	2004	2003	2002	2001
Exploration expenditures	7,554	460	405	3,736	–
General and administrative expenses	719	418	789	587	398
Foreign exchange	(8)	(10)	(65)	–	–
Interest on flow-through shares	(93)	–	–	–	–
Interest and other	243	75	5	47	217
Gain (loss) on marketable securities
Canadian GAAP	82	2,053	(20)	–	–
US GAAP	90	2,137	–	–	–
Write down of mineral property interest	(76)	–	–	–	–
Write–down of marketable securities	(7)	–	(581)	–	–
Stock–based compensation	496	407	6	–	–
Net income (loss) for the year
Canadian GAAP	(8,628)	831	(1,855)	(3,887)	(183)

US GAAP	(8,620)	916	(1,855)	(3,887)	(183)
Basic and diluted net income (loss) per
share
Canadian GAAP(1)	(0.19)	0.04	(0.12)	(0.37)	(0.02)
US GAAP(1)	(0.19)	0.04	(0.12)	(0.37)	(0.02)
Weighted average number of common
shares outstanding	45,168,411	21,421,096	15,170,448	10,441,233	9,707,041

Notes:

(1)	Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

The Company has not declared any cash or other dividends.

Currency and Exchange Rates

The following table sets out the exchange rates for one United States dollar (“US$”), expressed in terms of Canadian dollars (“Cdn$”), for each of the last five financial years calculated using the average of the exchange rates on the last day of each month in such periods.

US $1.00 Equals Year Ended March 31 (Cdn$)
2005	2004	2003	2002	2001
$1.22	$1.31	$1.47	$1.60	$1.58

The following table sets out the high and low exchange rates for one United States dollar, expressed in terms of Canadian dollars, for each month during the previous six months.

US $1.00 Equals	High (Cdn$)	Low (Cdn$)
2005
August	$1.2243	$1.1836
July	$1.2463	$1.2023
June	$1.2589	$1.2330
May	$1.2734	$1.2385
April	$1.2618	$1.2065
March	$1.2462	$1.2019

The close rate of exchange on August 31, 2005 for the conversion of Canadian dollars into United States dollars was US$ 1.00 = Cdn$1.1871.

The exchange rates disclosed above based on the noon rates as the nominal quotations by the Bank of Canada.

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company file with the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that management is aware of or that the Company currently believe are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

The exploration for and development of mineral deposits involves significant risks.

Resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Company's mineral properties and there is no certainty that the expenditures to be made by us in the exploration of the Company's mineral properties will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by us will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in us not receiving an adequate return on invested capital.

The Company does not currently have any properties on which mineral resources or mineral reserves have been outlined.

Amarc’s properties have not produced any commercial reserves or ore body.

All of the Company's mineral projects are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. There can be no assurance that a commercially mineable ore body exists on any of the Company's properties. There is no certainty that any expenditure made in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company will be required to raise substantial additional funding.

As the Company does not have revenues, the Company will be dependent upon future financings to continue the Company's plan of operation.

Amarc has not generated any revenues from the Company's business activities since the Company's incorporation. The Company's plan of operations involves the completion of exploration programs on the Company's mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Company's mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company will require substantial additional financing in order to carry out the full exploration and development of the Company's mineral properties before the Company is able to achieve revenues from sales of mineral resources that the Company are able to extract.

The loss of management or other key personnel could harm the Company's business.

The success of the Company's activities is dependent to a significant extent on the efforts and abilities of management and other key personnel. Investors must be willing to rely to a significant extent on their discretion and judgment.

The Company has no history of earnings and no foreseeable earnings.

Amarc has a history of losses and there can be no assurance that the Company will ever be profitable. The Company anticipates that the Company will retain future earnings and other cash resources for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of the Company's board of directors after taking into account many factors including the Company's operating results, financial conditions and anticipated cash needs.

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

Although at March 31, 2005 the Company had working capital of approximately $7.0 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change and the Company's assets may have to be written down to asset prices realizable in insolvency or distress circumstances.

A substantial or extended decline in gold or copper prices would have a material adverse effect on the Company's business.

The Company's business is dependent on the prices of gold and copper, which are affected by numerous factors beyond the Company's control. Factors tending to put downward pressure on the prices of gold and copper include:

•	Sales or leasing of gold by governments and central banks;

•	A strong U.S. dollar;

•	Global and regional recession or reduced economic activity;

•	Speculative trading;

•	Decreased demand for industrial uses, use in jewellery or investment;

•	High supply from production, disinvestment and scrap;

•	Sales by producers in forward transactions and other hedging transactions; and

•	Devaluing local currencies (relative to gold priced in U.S. dollars) leading to lower production costs and higher production in certain regions.

The Company may experience asset impairments as a result of low gold or copper prices in the future.

In addition, sustained low gold or copper prices can:

•	Reduce revenues further through production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price;

•	Halt or delay the development of new projects;

•	Reduce funds available for exploration, with the result that depleted reserves are not replaced; or

•	Reduce existing reserves, by removing ores from reserves that cannot be economically mined or treated at prevailing prices.

Mining operations generally involve a high degree of risk.

Amarc’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams which may result in environmental pollution and consequent liability which will have a material adverse effect on the Company's business and results of operation and financial condition.

The Company’s business could be adversely affected by government regulations related to mining.

Amarc’s exploration activities are regulated in all countries in which the Company operates under various federal, state, provincial and local laws relating to the protection of the environment, which generally includes air and water quality, hazardous waste management and reclamation. Environmental hazards may exist on the properties in which the Company holds interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Delays in obtaining or failure to obtain government permits and approvals may adversely impact the Company's operations. The regulatory environment in which the Company operates could change in ways that would substantially increase costs to achieve compliance, or otherwise could have a material adverse effect on the Company's operations or financial position. In particular, the Company's operations and exploration activities in British Columbia are subject to national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. There can be no certainty that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at the Company's projects.

Although the Company has no reason to believe that the existence and extent of any of the Company's properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them.

Amarc’s mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the Company's mineral rights are held.

The Company is not able to obtain insurance for many of the risks that the Company face.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Company's securities.

The Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Company's available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company are unable to fund fully the remedial cost of an environmental problem, the Company might be required to enter into interim compliance measures pending completion of the required remedy.

The Company is dependent on its joint venture partners for the development of certain of the Company's properties.

Amarc holds a significant portion of the Company's assets in the form of participation interests in joint ventures. The Company's interest in these projects is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of the interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

The industry in which the Company operates is highly competitive, and the Company may be unable to compete effectively with other companies.

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources, in the search for and the acquisition of attractive mineral properties. Amarc's ability to acquire properties in the future will depend not only on the Company's ability to develop its present properties, but also on the Company's ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

The Company’s share price has historically been volatile.

The market price of a publicly traded stock, especially a junior resource issuer like Amarc, is affected by many variables not directly related to the Company's exploration success, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trade, suggest the Company's shares will continue to be volatile.

Amarc’s directors and officers are part-time and serve as directors and officers of other companies.

Some of the Company's directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with us. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the British Columbia Business Corporations Act. In order to avoid the possible conflict of interest which may arise between the directors’ duties to Amarc and their duties to the other companies on whose boards they serve, the Company's directors and officers have agreed that participation in other business ventures offered to them will be allocated between the various companies on the basis of prudent business judgment, and the relative financial abilities and needs of the companies to participate.

There is no assurance that the Company will be successful in obtaining the funding required for the Company's operations.

Amarc’s operations consist almost exclusively of cash consuming activities given that the Company's main mineral projects are in the exploration stage. The further development and exploration of the various mineral properties in which the Company hold interests is dependent upon the Company's ability to obtain financing through debt financing, equity financing or other means.

If the Company raises additional funding through equity financings, then the Company's current shareholders will suffer dilution.

The Company will require additional financing in order to complete full exploration of the Company's mineral properties. Management anticipates that the Company will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result the dilution of existing shareholders.

Amarc’s status as a passive foreign investment company has consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that the Company expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in future years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer, generally, will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company's shares. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to the Company's shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. U.S. taxpayers are advised to seek advice from their professional tax advisors.

The Company’s shareholders could face significant potential equity dilution.

Amarc has a significant number of share purchase options and warrants outstanding, which will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States as of August 31, 2005. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares. Dilutive securities represent approximately 29.5% of the Company's currently issued shares.

ITEM 4. INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

NAME, INCORPORATION AND OFFICES

Incorporation

Amarc Resources Ltd. was incorporated on February 2, 1993, pursuant to the Company Act (British Columbia Canada) (the “BCCA”), as “Patriot Resources Ltd.” and changed its name on January 26, 1994 to “Amarc Resources Ltd.” The BCCA was replaced by the Business Corporations Act (British Columbia) (the “BCA”) in March 2004 and the Company is now governed by the BCA.

Amarc became a public company or “reporting issuer” in the Province of British Columbia on May 30, 1995. The common shares of Amarc were listed (symbol – AHR) on the Vancouver Stock Exchange (VSE) on August 4, 1995 and continue to trade on the TSX Venture Exchange (“TSX Venture”), formerly the Canadian Venture Exchange, the successor stock exchange to the VSE.

Amarc commenced trading on the OTC Bulletin Board (“OTCBB”) in the United States in June 2004 under the symbol AXREF.

Offices

The head office of Amarc is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company's registered office is care of its attorneys, Lang Michener, 1500 Royal Centre P.O. Box 11117, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, fax (604) 685-7084.

COMPANY DEVELOPMENT

Amarc has been engaged in the business of mineral exploration since incorporation. The Company is presently engaged in active exploration of a number of other early stage exploration properties, located in British Columbia, Canada, including the Max Property, located north of Kamloops, British Columbia. All of the Company’s mineral properties are in the exploration stage.

The acquisition of these properties and the important developments in Amarc’s ownership of these properties are summarized below:

Historical Exploration Activities

From 1993 to 2002, Amarc explored a series of resource prospects without success. Amarc held a 100% interest in several properties located in Yukon, Canada, but allowed its interest in these claims to lapse in fiscal 1999. Amarc holds interests in other claims in the Yukon and in Manitoba but wrote them down in 1998 to nominal values. Amarc also conducted exploration on the optioned “Amatepec” property in Mexico from late 1996 to 1998, but relinquished its option on the property and wrote down the related exploration costs in the 1999 fiscal year.

Inde Prospect, Durango, Mexico

In November 2001, Amarc obtained an option to acquire the Inde Prospect located in Durango, Mexico. The Inde property comprised approximately 270 hectares located in Durango State, Mexico, and consisted of five mineral concessions, of which three were owned outright and two were held under option by the Company. In December 2003, and concurrent with an amendment to the underlying option agreement, the Company entered into an option agreement with Minera Bugambilias, S.A. de C.V. ("Bugambilias") whereby Bugambilias could have earned up to a 70% interest in the Inde Property by exercising two options. Bugambilias was required to make all required option payments to the underlying property vendor. In October 2004, Bugambilias terminated its option. The Company then terminated its option agreement with the underlying vendor of the Inde property, and pursuant to that agreement, also relinquished, to the underlying vendor, the three concessions which it owned. The Company also received legal and environmental releases from the vendor and, as a result of these termination agreements, has no further interest in the Inde Property.

Fox River Prospect, Manitoba, Canada

In November 2001, Amarc obtained an option to acquire an interest in the Fox River Prospect in Manitoba, Canada. The option on Fox River was beneficially held by Amarc, indirectly through an affiliated resource investment limited partnership. This option was terminated in January 2003 and the Company has no further interest in the Fox River Prospect.

Buck Property, British Columbia, Canada

In January 2004, the Company entered into agreements to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, British Columbia, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $65,929 cost of staking the property, line cutting to establish a survey grid over it and by performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an option agreement with Chatworth Resources Inc. (“Chatworth”) (then, GMD Resource Corp.) pursuant to which Chatworth can earn a 50% interest in the Buck project by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, (ii) 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (iii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000. The 100,000 common shares and 100,000 warrants of Chatworth were received in September 2004. Chatworth subsequently completed a 6-for-1 share consolidation.

Additional work is planned by Chatworth during calendar 2005.

RAD Property, British Columbia, Canada

In January 2004, the Company entered into an agreement to acquire a 100% interest in the RAD mineral property. The 2,000 hectare property, located 250 kilometers west of Williams Lake, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $8,000 staking cost. The Company has no current plans to conduct further exploration work on this property. The Company continues to maintain the RAD property in good standing.

Sitka Property, British Columbia, Canada

The 1,275 hectare Sitka property ("Sitka"), located 30 kilometers northeast of Port Hardy, was acquired by Amarc in January 2004 for $20,000 in cash and by issuing 80,000 common shares of the Company to an arm's length party. During February 2004 to August 2004, the Company conducted technical reviews of the Sitka property. The Company has no current plans to conduct further exploration work on this property.

The Company continues to maintain the Sitka property in good standing.

The Nechako Gold Project (formerly, the "BOB" and "JMD" Properties), British Columbia, Canada

In January 2004, the Company entered into agreements to acquire a 100% interest in the Bob and JMD mineral properties. The 1,200 hectare Bob and the adjacent 100 hectare JMD properties, located 80 kilometers west of Quesnel, were acquired by issuing a total of 200,000 common shares of the Company to two arm's length parties. Of these 200,000 common shares, 50,000 are held in reserve until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures.

In November 2004, the Company signed an option agreement with Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, whereby Endurance Gold can acquire a 60% interest in the property by issuing to the Company 250,000 common shares in Endurance Gold Corporation, and by incurring $250,000 in exploration work over the next three years. The agreement is conditional upon Endurance Gold becoming a publicly-listed company.

At the end of the option period, the Company and Endurance Gold may enter into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties, from whom the property was acquired, waived the right to the 50,000 common shares held in reserve.

In January 2005, Endurance Gold staked an additional 2,047 hectares of mineral claims within the area of common interest surrounding the property which will form part of the property and be subject to the terms of the agreement with Endurance Gold.

Additional work is planned by Endurance during calendar 2005.

GBR Property, British Columbia, Canada

In April 2004, the Company entered into an agreement to acquire the 1,000 hectare GBR Property located approximately 70 kilometers northwest of Dease Lake. The Company had the option to acquire a 100% interest in the claims, subject to a net smelter royalty (“NSR”) of 2%, from the Iskut North Syndicate, an arm's length party, by making cash payments totaling $225,000, of which $15,000 has been paid, and by issuing 450,000 common shares of the Company, of which 30,000 have been issued. The Company staked an additional 5,825 hectares in 28 claims to add to the property within the area of common interest that became subject to the terms of the agreement.

In May 2005, the Company terminated the GBR agreement, after filing the requisite assessment work on the claims. The Company has no further interest in the GBR property.

Bonanza Property, British Columbia, Canada

In October 2004, the Company signed a Letter of Intent to enter into an option agreement with Candorado Operating Co. Ltd. (“Candorado”), which owns an option to acquire 100% of the Bonanza property from the underlying owners, subject to a 2% net smelter royalty that can be purchased for $2 million. The property is located approximately 25 kilometers southeast of the village of Iskut in northwest British Columbia. Pursuant to the Letter of Intent, the Company could have acquired 51% of Candorado’s interest by expending $125,000 in exploration work. After the Company had earned its 51% interest, the parties could have formed a joint venture to undertake ongoing exploration of the property.

In February 2005, the Company terminated the Bonanza agreement, after filing the requisite assessment work on the claims. The Company has no further interest in the Bonanza property.

Spius Property, British Columbia, Canada

In July 2004, the Company entered into an option agreement with two arm's length parties to acquire a 100% interest in the 1,000 hectare Spius gold-copper porphyry property, located near Merritt. The Company could have acquired this interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares of the Company over three years. Of these 80,000 common shares, 10,000 were issued in August 2004.

The property was subject to a 2% NSR, which the Company could have, at its option, purchased for $2 million.

In July 2005, the Company terminated the Spius agreement. The Company has no further interest in the Spius property.

The Witch Properties, British Columbia, Canada

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property, located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James, for a cash payment of $10,000. At that time, the property comprised approximately 4,600 hectares. An additional 1,750 hectares, located contiguous to the property, were staked by the Company shortly thereafter.

During the fiscal year ending March 31, 2005, Amarc staked an additional 67,691 hectares in the Witch Lake region over areas prospective for porphyry gold-copper targets. These claims comprise the Chica, Chona, Kal, M2, M3, M4, M5, Tchent, Tsil, Wolf, Xander and additional Witch claims.

During November 2004 the Kal, M2, M3, M5 and Tsil properties became the subject of a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.”

As of July 5, 2005 the Amarc and Rockwell determined that they had no further exploration interest in the M2 claims and a portion of the M2 claims have been allowed to lapse.

Natlan Property, British Columbia, Canada

In October 2004, the Company signed a Letter of Intent to enter into an option agreement to acquire the Natlan gold property, located 25 kilometers northeast of Hazelton. In March 2005, a definitive option agreement was entered into by the Company whereby the Company can purchase 100% of the claims by making staged cash payments totaling $500,000 over five years, of which $10,000 has been paid and expensed. The property is subject to a 2% NSR which the Company can purchase for $2 million.

In October 2004, Amarc staked an additional 1,400 hectares of claims in the area of common interest surrounding the original property that will be included in the terms of the agreement.

Max Property, British Columbia, Canada

            Homestake/Kamad Property, British Columbia, Canada

In December 2004, Amarc entered into a Letter of Intent, whereby we obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims located 65 kilometers northeast of Kamloops, by making staged payments totaling $135,000 and 200,000 common shares of the Company over a period of 2 years. The property is subject to a 2% NSR which can be purchased by the Company for $1 million. In January 2005, a definitive legal agreement was entered into by the parties and the Company made an option payment of 25,000 common shares and $15,000.

            Acacia Property, British Columbia, Canada

In December 2004, Amarc entered into a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) for an option to earn a 60% joint venture interest with Eagle Plains to develop the 5,075 hectare Acacia property which is contiguous with and surrounds the Homestake/Kamad property. The Company can earn its 60% interest by making staged payments totaling $125,000 (of which $10,000 was paid in December 2004) and 350,000 common shares of the Company (of which 25,000 were issued in May 2005, subsequent to the year end), and by expending $2,500,000 in exploration over the ensuing four years. The Company may increase its interest to 75% by completing a feasibility study. A definitive agreement was entered into during April, 2005, and is attached as an Exhibit to this Form 20-F.

During February 2005 the Company staked an additional 3,245 hectares of claims in the area of common interest surrounding the original property, a portion of which have been included in the terms of the Eagle Plains agreement.

Cariboo Properties, British Columbia, Canada

In February and March 2004, the Company staked the 2,000 hectare Crystal property, the 2,000 hectare Orr property, the 1,125 hectare Hook property, the 2,125 hectare Sky property and the 2,175 hectare Jim property. The Crystal and the Orr properties are located approximately 45 kilometers southeast and 35 kilometers southeast, respectively, of the town of 100 Mile House. The Hook, Sky and Jim properties are located 12 kilometers northeast, 15 kilometers northwest and 6 kilometers northeast, respectively, of the town of Horsefly. Subsequently, the Company added by staking, 100 hectares to the Jim property and 2,500 hectares to the Crystal property.

During November 2004 the Crystal and Hook properties became the subject of a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.”

In November 2004, Amarc staked the Giff, Naud and Tin properties, comprising 5,196 hectares, to cover regional geophysical targets prospective for porphyry gold-copper-molybdenum deposits, approximately 85 kilometers east of Williams Lake. In February 2005, Amarc staked the RS, Tisdall and TKL properties, comprising a total of 7,462 hectares, also located approximately 85 kilometers east of Williams Lake.

In January 2005, Amarc staked the 5,687 hectare Pike property, located approximately 30 kilometers northwest of Princeton, British Columbia.

As of February 2005 the Company and Rockwell determined that they had no further exploration interest in the Crystal and Orr properties and the claims have been allowed to lapse.

In March 2005, Amarc signed an agreement with Wildrose Resources Ltd., whereby the Hook and Jim properties were sold to Wildrose for a nominal sum and a right of first refusal, in favour of Amarc, to enter into an option agreement on Wildrose’s Cowtrail and Pat claims. The Cowtrail and the Pat claims are located near Horsefly, British Columbia.

Rockwell Agreement

On November 1, 2004, Amarc entered into an agreement with Rockwell Ventures Inc. (“Rockwell”), a public company with certain directors in common with the Company, whereby the Company granted to Rockwell the right to earn an interest in each of the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties by incurring $600,000 in exploration expenditures on these properties by December 31, 2004, which Rockwell completed. The Company had the option to buy back Rockwell’s interest at any time up to June 30, 2005 (the right of “Call”), by paying a mutually agreed upon price of at least $660,000 in cash or the equivalent in Amarc shares. The Company allowed this call option to lapse unexercised.

Taseko Option Agreement

In May 2005, the Company entered into an option agreement with Taseko Mines Limited (“Taseko”), a public company with certain directors in common with the Company, to earn a 50% interest in the Wasp and Anvil projects, by incurring $150,000 of exploration expenditures over a two year period. The Wasp and Anvil projects are located approximately 15 kilometers southeast of Taseko’s Prosperity project, which itself is situated 130 kilometres southwest of Williams Lake, British Columbia.

Other

During the last three fiscal years and the current fiscal year, Amarc has not received any public takeover offers from third parties in respect of Amarc’s common shares or given any public takeover offers with respect to other companies.

B.       BUSINESS OVERVIEW

Amarc is in the business of acquiring and exploring mineral exploration properties. Amarc is currently focusing on exploration in British Columbia, Canada. The Company has assembled a portfolio of key projects through option agreements and ground staking and is carrying out preliminary exploration programs on high priority targets, with the objective of ascertaining whether any of the properties possess commercially viable mineral deposits. As Amarc is an exploration stage company, there is no assurance that commercially viable mineral deposits exist on its optioned properties or that commercially viable mineral deposits will be found. Further, exploration activities and engineering studies will have to be completed before an evaluation could be undertaken to assess the economic and legal feasibility of any mineral deposits that are found.

British Columbia Mineral Tenure

Mineral claims in British Columbia may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of $100 per mineral claim unit (25 hectares) per year during the first three years following location of the mineral claim. This amount increases to $200 per mineral claim unit in the fourth and succeeding years.

On January 12, 2005, the Province of British Columbia adopted a new on-line mineral tenure system that includes mineral tenure acquisition and tenure maintenance procedures, as well as a method of converting previous format claims (legacy claims) to new format claims (cell claims). Many of the Company’s mineral tenures will be converted to cell claims resulting in new tenure numbers and slightly larger claim boundaries. Assessment work requirements will remain the same, but will be stated as $4 per hectare per year during the first three years following location of the mineral claim, and $8 per hectare per year in the fourth and succeeding years.

Crown-granted mineral claim tenure is maintained by paying taxes on an annual basis. Unlike mineral claims, the taxes can be paid late, with penalties and interest. If the taxes remain unpaid after a specified period of time, the claims will revert to the Crown and can be subsequently acquired by normal procedures.

Environmental Matters

Environmental matters for mineral exploration companies in British Columbia are administered by the Ministry of Energy and Mines. The Company files notice of its work programs with the Ministry, and a bond is determined that will set aside sufficient cash to reclaim the exploration sites to their pre-exploration land use. Typically, no bond is required for exploration activities such as geological, geochemical and geophysical surveys. A bond is required for blasting, machine work and drilling. The required level of reclamation usually involves leaving the sites in a geo-technically stable condition, and grooming the sites to prevent forest fire hazards and ensure that natural regeneration of previous plant species can progress over a reasonable period of time.

Exploration Activities during Fiscal 2005

Amarc’s exploration activities completed since the beginning fiscal 2005 include the following:

Name of Mineral Property	Description of Exploration Activity
RAD and Sitka Properties
A geologic reconnaissance of the RAD property was performed in 2004 confirmed that a historic induced polarization survey had adequately covered the target area and consequently no further exploration is planned at this time. A geological review of the Sitka property concluded that no further exploration work is warranted at this time. The RAD and Sitka properties are being held on assessment credits.

GBR Property
During the second quarter of fiscal 2005, the Company completed a preliminary exploration program on the property consisting of soil sampling, magnetometer and induced polarization surveys on the property. Results of the program were evaluated, and deemed to be not sufficiently positive to warrant further exploration by the Company. In May 2005, after filing assessment work, Amarc terminated the GBR property agreement.

Bonanza Property
During the third quarter of fiscal 2005, Amarc completed a preliminary exploration program on the property consisting of soil sampling, magnetometer and induced polarization geophysical surveys on the property. Results of the program were evaluated and deemed not to be sufficiently positive to warrant further exploration by the Company. In February 2005, after filing assessment work on the property, Amarc terminated its option on the property.

Spius Property
During fiscal 2005, the Company completed reconnaissance geologic surveys over the property. The Company completed an evaluation of the results of the surveys and concluded that the property did not warrant further exploration. During July 2005, the Spius option agreement was terminated. The property was returned in good standing to the underlying vendors.

Witch Properties

The Company completed testing by geophysical surveys and reconnaissance drilling of the Kal, M2, M3, M4, M5 and Tsil properties during 2005. An evaluation of the results of this exploration resulted in the conclusion that the Kal, M2, M3, M4, M5 and Tsil properties did not warrant further exploration.

Additional ground was staked in this area and further work will be done during calendar 2005.

Natlan Property	Amarc conducted a soil geochemical survey on the property and plans further work during calendar 2005.

Name of Mineral Property	Description of Exploration Activity
Max Property
Amarc conducted a drilling program comprising 13 holes totaling 2,728 metres. At least two precious metals-rich, volcanogenic massive sulphide horizons containing silver, gold, copper, lead, zinc and barite were intersected. Further work is planned during calendar 2005.

Cariboo Properties
Soil sampling and geological, magnetometer and induced polarization surveys were completed in 2004. During the quarter ended December 31, 2004, reconnaissance drilling was performed on the Orr, Hook and Crystal properties to characterize a number of geophysical anomalies present on the properties. An evaluation of these results was completed and indicated that no further exploration is warranted on these properties by the Company.

Plan of Operations for Fiscal 2006

Amarc plans to complete the following exploration activities during fiscal 2006:

Name of Mineral Property	Planned Exploration Activity	Budget (Cdn$)
Witch Properties	The Chica, Chona, Tchent, Wolf, Xander and other staked claims in the same area have been tested by geophysical surveys during the first quarter of fiscal 2006. Anomalous areas will be assessed for drill testing, beginning in the latter part of the second quarter.	2,135,000
Natlan Property	Additional soil sampling will be performed in fiscal 2006, and the results will be assessed for further follow up testing by drilling.	130,000
Max Property	Additional drilling is planned to begin in the latter part of the second quarter of 2006 (September-October 2005).	580,000
Cariboo Properties	The Giff, Naud, Tin, Magoro, RS, Tisdall and TKL properties will be explored in fiscal 2006 using geological, geochemical and geophysical techniques and follow-up drilling as warranted. A geological reconnaissance survey will be completed on the Wasp and Anvil properties to determine if geochemical and geophysical surveys are warranted.	395,000
BC Initiative Group	Research, planning, data compilation and business support, including the acquisition of key properties.	610,000

Name of Mineral Property	Planned Exploration Activity	Budget (Cdn$)
BC Generative Group	Field evaluation of targets arising from the Company’s research programs, as well as field examinations of second party property submittals.	250,000
Total		4,100,000

Details of the planned exploration programs are included in Item 4.D of this Annual Report.

Amarc anticipates spending approximately $4.1 million in the completion of its planned exploration programs during fiscal 2006. Amarc plans to use its existing cash and working capital to fund these exploration programs. The Company completed significant private placement financings during 2003 and 2004 that enabled the Company to acquire interests in its British Columbia mineral properties and to proceed with exploration activities on these properties. During 2004 and 2005, the Company has raised additional financing through the exercise of previously outstanding options and share purchase warrants.

The Company had cash and cash equivalents of $7.3 million and working capital of $7.0 million as at March 31, 2005 and cash of approximately $4.5 million as at August 31, 2005.

Hunter Dickinson Inc.

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Company or its predecessors during the year ended March 31, 2005 except as follows:

(a)
The Company does not have full-time management or employees. Hunter Dickinson Inc. ("HDI") provides management services to the Company, pursuant to a geological and administrative services agreement dated December 31, 1996 and included as Exhibit 4.1. HDI is one of the larger independent mining exploration groups in North America and as of August 31, 2005, employed or retained approximately 90 staff or service providers substantially on a full- time basis. Of these:

-	approximately 40% are professional technical staff (a large majority of whom have accreditation as a professional engineer or professional geoscientist);

-	approximately 15% are professional accountants (the majority of whom have professional accreditations); and

-	approximately 45% are administrative, office or field support personnel.

HDI has supervised mineral exploration projects throughout Canada and internationally in Brazil, Chile, the United States (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm’s-length suppliers. The shares of HDI are owned equally by each of the participating corporations (including Amarc) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the “Services Agreement” described below. HDI is managed by the directors of Amarc and who are generally the controlling directors of the other corporate participants in the arrangements with of HDI.

C.      Organizational Structure

The Company operates directly and has no material subsidiaries.

D.      Property, plant and equipment

All of the Company’s properties are located in British Columbia. The locations of the currently active properties, described in this section, are shown on Figure 1 below:

(1)      The Witch Properties, British Columbia

Property

The Witch properties comprise 180 claims with expiry dates ranging to September 22, 2006.

Location and Access

The Witch porphyry gold-copper property is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James, British Columbia. The property is accessed by a network of logging roads.

A map showing the location of the Witch Properties is provided below.

Geology

The Witch Properties are underlain primarily by Upper Triassic to Lower Jurassic sedimentary and volcanic rocks intruded by Late Triassic to Middle Jurassic intrusive rocks. The area is prospective for porphyry gold-copper deposits and is host to the nearby Mt Milligan porphyry gold-copper deposit that contains 5.6 million ounces of gold and 1.6 billion pounds of copper in measured and indicated resources of 408 million tonnes grading 0.18% copper and 0.40 g/t gold (Placer Dome 2004 Annual Report).

Exploration in 2004 (Fiscal 2005)

Exploration work performed by previous owners includes soil sampling, magnetometer surveys, induced polarization surveys, trenching and geologic mapping. Several anomalous areas were outlined, some of which had received historical drilling. Anomalous copper values over discontinuous intervals were encountered in the drilling. Prospective areas of the property remained to be tested by geophysics, and untested targets remained to be drilled.

The Kal, M2, M3, M4, M5 and Tsil properties were tested by geophysical techniques and drilling during the year ended March 31, 2005. An evaluation of these results has been completed and the results do not warrant further exploration by the Company.

Plan of Operation for 2005 (Fiscal 2006)

The Chica, additional Chona, Tchent, Wolf and Xander claims were explored using geological, geophysical and geochemical techniques in the first quarter of fiscal 2006. Anomalous zones will be readied for drill testing, beginning in the latter part of the second quarter of fiscal 2006.

(2)      The Max Property, British Columbia

Property

The Homestake/Kamad property comprises 7 crown-granted claims, on which annual taxes must be paid to maintain the claims in good standing.

The surrounding Acacia property comprises 12 claims with expiry dates of April 22 and 23, 2006. The additional claims staked by Amarc comprise 7 claims with an expiry date of February 9, 2006.

Location and Access

The Homestake/Kamad crown-granted mineral claims and the surrounding Acacia claims are located 65 kilometers northeast of Kamloops, British Columbia. The claim block is road accessible.

A map showing the location and access to the Max Property is provided below:

270000 mE
280000 mE
290000 mE
300000 mE
310000 mE
320000 mE
5680000 mN
5670000 mN
5660000 mN
5650000 mN
5640000 mN
5630000 mN
5620000 mN
Barrière
Samatosum
Acacia
Kamad/
Homestake
MAX Property
Adams Lake
Chase
Kamloops
kilometres
N
Paved road
Gravel road

Figure 3. Location of Max Property

Geology

The Max Property is underlain by an Ordovician to Devonian volcanic rocks, known as the Eagle Bay Assemblage, that are intruded by Devonian gneisses and by Cretaceous-Jurassic rocks. Silver, gold, copper, lead, zinc and barite mineralization is associated with stratiform (appearing to be aligned or contained within the enclosing rock units) massive sulphide-sulphate horizons formed at, or near, the contact of a felsic volcanic unit and a fine grained sedimentary unit.

Exploration in fiscal 2005

Between January and April, 2005 Amarc completed:

i.
13 diamond drill holes totaling 2,728 m, testing massive sulphide and barite lenses near the historic Homestake Mine. Significant intersections of silver, gold, lead, zinc and copper where obtained from two stratigraphically controlled (contained within particular rock units) massive sulphide and barite lenses. These results are summarized on Table 1.

ii.
a detailed 1:2500 geological map base which integrates the results of the 2005 drill program with archival 1987 drill holes. The latter boreholes were cored over broad stratigraphic and structural intervals east and west of the historic Homestake Mine.

iii.
a lithogeochemical (analytical results from rock samples) database and the examination of patterns of the occurrence or zonation of base metals, both nearby and far away from outcropping massive sulphide and barite lenses.

Geological mapping clearly demonstrates that massive sulphide and barite lenses have developed near the structural footwall contact of a sequence of felsic tuffs with a fine grained, cherty tuff or fine grained, pyritic, sedimentary horizon. Multiple sulphide or barite lenses have been noted near this contact. The lenses have a strike of approximately 130º - 140º and dip 30º to the northeast. The lenses have east to northeast plunges of 25º- 30º.

The westerly surface strike extension of the mineralized felsic tuffs and cherty-pyritic sediments is truncated by a shallow northeast dipping thrust fault, called the Road Thrust. The down-dip extension of the sulphide lenses will be preserved beneath this thrust, which has a shallower dip than the enclosing rock units. The easterly strike extensions of the Homestake lenses are truncated by a west-side-down extension fault, called the 2250 Fault.

Patterns of base metal and barium zonation strongly suggest that the stratigraphic package near the historic Homestake Mine is upright. Changes in base metal chemistry are clearly noted across the trace of the 2250 Fault and the Road Thrust. The pattern of base metal zonation appears to indicate which parts of the stratigraphy are more permissive for mineralization within this significantly deformed rock package. Well defined drill targets, based on stratigraphic, structural and lithogeochemical indicators, have been identified from the work done so far.

Table 1. Summary of Selected Intersections:
Drillholes MX5-01 to MX5-13.*

               * All widths are drill indicated.

Plan of Operation for fiscal 2006

An additional 2,000 m of NQ2 diamond drilling is recommended toward the east of and topographically higher than the collars of MX5-01 to MX5-13. The proposed drill program is designed to intersect the polymetallic massive sulphide and barite lenses east, and in the footwall of, the 2250 Fault. The filed portion of this program is expected to cost Cdn$315,000.

Contingent on the success of this program, the stratigraphic and structural relationships of other mineralized zones within this claim group should be re-examined.

(3)      The Cariboo Properties, British Columbia

Property

The Cariboo properties comprise 46 claims with expiry dates ranging from November 27, 2005 to October 17, 2009.

Location and Access

The Giff, Naud, RS, Tin, Tisdall and TKL properties are located approximately 85 kilometers east of Williams Lake, British Columbia. The properties are accessible by road.

The Wasp and Anvil properties are located approximately 15 kilometers southeast of Taseko’s Prosperity project, which is situated 130 kilometres southwest of Williams Lake, British Columbia. The properties are accessible by road.

A map showing the locations of the Cariboo properties is provided below.

Geology

The properties are underlain by Triassic to Jurassic Nicola Group sedimentary and volcanic rocks, intruded by late Triassic to Cretaceous intrusive rocks. These rocks are known to host producing porphyry copper-molybdenum deposits (Gibraltar mine) and porphyry copper-gold deposits (Mt Polley mine).

Exploration in 2004 (Fiscal 2005)

The Company funded a helicopter-borne gamma ray spectrometric and magnetic total field geophysical survey in 2004 through the Rocks to Riches program (see B.C. Ministry of Energy and Mines Open File 2005-16). Amarc staked its properties based on a combination of favourable geophysical signatures and prospective geology.

Plan of Operation for 2005 (Fiscal 2006)

A first phase ground program of geological, geochemical and geophysical surveys is currently underway to define targets for drill testing. If warranted, drilling will be scheduled to begin in the latter part of the second quarter of fiscal 2006.

A geological reconnaissance will be performed on the Wasp and Anvil properties to determine if geochemical and geophysical surveys are warranted.

(4)      The Natlan Property, British Columbia

Property

The Natlan property comprises 12 claims with expiry dates ranging from August 11, 2005 to October 10, 2005.

Location and Access

The Natlan property is located 25 kilometers northeast of Hazelton, British Columbia. The property is road accessible.

A map showing the location of the Natlan Property is provided below.

Geology

The Natlan property is underlain by Early Jurassic to Late Cretaceous Bowser Lake Group sedimentary rocks, intruded by late Cretaceous Bulkley plutonic rocks. Numerous porphyry copper-gold-molybdenum systems have been discovered in the Hazelton area, as well as higher grade, structurally controlled silver, copper, lead and zinc deposits.

Exploration in 2004 (Fiscal 2005)

The Company performed a soil geochemical survey on the property, the results of which feature a gold (and associated indicator elements) geochemical anomaly.

Plan of Operation for 2005 (Fiscal 2006)

The Company plans to more accurately define the present gold anomaly with additional soil sampling. If warranted, the anomalous zone will be readied for drill testing beginning in the latter part of the second quarter of fiscal 2006.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities in accordance with Canadian generally accepted principles (“GAAP”). References should be made to note 11 to the annual consolidated financial statements which provide a reconciliation between US GAAP and Canadian GAAP and their effect on the consolidated financial statements.

OVERVIEW

Amarc is a mineral exploration company with a portfolio of active exploration projects located in British Columbia, Canada. The Company’s business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential. None of the Company’s mineral properties have any reserves or have been proven to host mineralized material which can be said to be “ore” or feasibly economic at current metals prices. The Company incurs significant exploration expenditures as it carries out its business strategy. As Amarc is an exploration stage company, it does not have any revenues from its operations to offset its exploration expenditures. Accordingly, the Company’s ability to continue exploration of its properties will be contingent upon achieving additional financing.

As an expenditure-based corporation, Amarc’s results of operations are often evaluated on an “event driven” basis. Results of operations are difficult to quantify given that the product of these expenditures relates to the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a deposit’s size and continuity. It is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements, given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. The Company’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics.

THE FOLLOWING CRITICAL ACCOUNTING POLICIES AFFECT THE COMPANY'S MORE SIGNIFICANT ESTIMATES AND ASSUMPTIONS USED IN PREPARING ITS CONSOLIDATED FINANCIAL STATEMENTS.

Canadian GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experiences and other assumptions that the Company believes are reasonable in the circumstances. Actual results may differ from these estimates. During the fiscal year ended March 31, 2005, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did the Company make changes to existing accounting policies.

Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

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

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company’s discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

Impairment of long-lived assets

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Share capital

The Company has historically acquired interests in mineral properties by issuing its common stock as consideration or partial consideration for acquisition. Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The Company has also issued common shares pursuant to flow-through share financing agreements in order to finance exploration of certain of the Company's Canadian mineral properties. The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

Marketable securities

The Company’s marketable securities are recorded at the lower of cost and estimated fair value.

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is consistent with the treatment prescribed under Canadian GAAP for that occurrence.

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners. Canadian GAAP does not require the presentation of comprehensive income (loss).

For the year ended March 31, 2005, certain marketable securities held by the Company are considered available-for-sale securities and the Company recorded a mark-to-market adjustment of $8,126 related to its marketable securities investments for US GAAP purposes.

Stock-based compensation

With effect from April 1, 2002, the Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

The Company commenced recording non-cash stock-based payments to employees using the fair value method on a prospective basis effective April 1, 2003. There has been no effect on any prior periods presented.

Consideration received by the Company upon the exercise of share purchase options, and the stock-based compensation previously credited to contributed surplus related to such options, is credited to share capital.

A.      RESULTS OF OPERATIONS

Year Ended March 31, 2005 (“2005”) versus Year Ended March 31, 2004 (“2004”)

The Company had net loss of $8,627,639 in 2005 compared to net income of $831,135 in 2004. The loss in 2005 was due to increased exploration expenditures in British Columbia and a smaller gain on the sale of marketable securities compared to 2004. Excluding stock-based compensation and gain on sale of marketable securities, Amarc had a net loss in 2005 of $8,213,162, compared to a net loss of $814,098 in 2004.

The Company's exploration expenditures are comprised of expenses incurred in connection with the conduct of exploration programs on its British Columbia properties. The Company's exploration activities on these properties are discussed in Item 4.D of this Annual Report. The Company's exploration costs do not include stock based compensation associated with its exploration activities. Exploration expenses for 2005, excluding stock-based compensation, increased to $7,553,950, from in $460,252 in 2004, due to an increase in the number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2005 – $3,082,953; 2004 –$291,248) and site activities (2005 – $2,106,647; 2004 – $40,078). The increase in geological expense during the year was due to wages paid for increased geological and geophysical work. Site activities increased in 2005 due to a higher number of site contractors used in the Company’s exploration activities. Other exploration expenses include assays and analysis (2005 – $455,737; 2004 – $115,662), drilling (2005 – $708,953; 2004 – $nil), and charter air travel (2005 – $674,075; 2004 – $2,302). Option payments related to mineral property interests increased to $99,400 in 2005 from $nil in 2004.

Office and administration expenses include amounts paid to HDI under the HDI Services Agreement relating to office and administration services provided by HDI. Administrative costs for 2005 increased in line with continued mineral property acquisitions and exploration during the year. Legal, accounting and audit increased to $63,521 in 2005 from $53,913 in 2004. Office and administration increased to $106,945 in 2005 from $28,468 in 2004. Salaries and benefits increased to $356,841 in 2005 from $140,619 in 2004. Shareholder communication increased to $104,308 from $21,495 in 2004.

The Company earns interest on cash and equivalents which generally represent the proceeds of private placements that the Company has completed pending use of these proceeds in its exploration and general and administrative activities. Interest income increased to $242,862 in 2005 from $74,590 in 2004, reflecting a higher level of the average cash on reserve during 2005 as compared to 2004. The Company paid interest of $92,502 on flow-through shares issued in 2004.

The gain on sale of marketable securities was $81,554 in 2005, a significant decrease in comparison to the gain of $2,052,596 in 2004. The gain in 2004 resulted mainly from the sale of shares of Expatriate Resources Ltd. The write down of marketable securities in fiscal 2005 totaled $1,667 (2004 - $nil).

The Company incurs stock based compensation expenses as a result of stock options grants to directors, officers, employees and eligible consultants. Stock compensation expense attributable to exploration relates to stock options granted to personnel engaged or employed in the Company's exploration activities, including engineering, environmental, socioeconomic and land and geological personnel. Stock option expense attributable to operations and administration relates to personnel engaged in the

Company's operations and administration. Stock-based compensation increased to $496,031 in 2005 from $407,363 in 2004, as a result of an increase in the Company's stock price.

Year Ended March 31, 2004 (“2004”) versus Year Ended March 31, 2003 (“2003”)

The Company had net income for 2004 of $831,135 compared to a loss of $1,854,721 in 2003. The increase in income was related primarily to the gain on marketable securities, which totaled $2,052,596. Excluding this gain and stock based compensation expense of $407,363, expenses totaled $814,098 for 2004 as compared to $1,248,406 for 2003.

The gain on the sale of marketable securities in 2004 was the result of sales of shares of Expatriate Resources Ltd. ($2,400,273) and StrataGold Corporation ($260,900). In 2003, there was a write down of marketable securities, totaling $581,010 relating to the Company’s investment in Expatriate Resources Ltd. Stock-based compensation increased to $407,363 in 2004 from $5,805 in 2003 due primarily to (i) the increase in the Company's stock price, and (ii) the granting of 2,253,000 options in October 2003. Interest income increased to $74,590 in 2004 from $4,963 in 2003 due to greater funds on deposit as a result of the financings undertaken during 2004.

Exploration expenses increased to $460,252 in 2004 from $405,330 in 2003 due to increased activity by the Company, particularly during the latter half of fiscal 2004. Of these costs, $24,206 was incurred on the Inde Property in Mexico (mainly on site activities) and $436,046 on properties in British Columbia. The main exploration costs were for geological wages ($287,284) and assays and analysis to assess and acquire BC properties. Most of the costs in 2003 were related to drilling at the Inde Property.

Legal, accounting and audit decreased to $53,913 in 2004 from $158,814 in 2003 due to more compliance-related work being done in-house. Office and administration decreased to $28,468 in 2004 from $107,304 in 2003 due to decreased activity in the Company. Salaries and benefits decreased to $140,619 from $272,965 in 2003 due to a decrease in wages for management attention and staff support. Shareholder communication decreased to $21,495 in 2004 from $126,193 in 2003 due to decreased activity by the Company. Trust and filing increased by $32,365 to $43,915 from $11,550 in the previous year due to filing fees paid for the private placements. Foreign exchange loss decreased to $9,621 in 2004 from $64,609 in 2003 due to the Company's increased focus in Canada, which allowed the Company to hold less foreign funds.

B.      LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and cash equivalents of $7,335,379 and working capital of $7,017,106 as at March 31, 2005, compared to cash and equivalents of $13,724,673 and working capital of $13,870,641 as at March 31, 2004.

The Company did not have any long term liabilities as at March 31, 2005 or 2004 and does not have any long term liabilities as of the date of this Annual Report.

Planned Exploration Activities

The Company plans to apply its available cash and working capital to continue exploration of the Company's mineral properties. These planned exploration activities are summarized in Item 4.B of this Annual Report. At August 31, 2005, the Company had cash of approximately $4.5 million. The

Company anticipates that its cash and working capital will be sufficient to enable us to carry out the Company's planned exploration activities as well as for property maintenance requirements and administrative overhead for the next eight to ten months without obtaining additional financing.

Cash Used in Operating Activities

Cash used in operating activities increased to $7,414,974 in 2005, compared to $817,048 in 2004 and $1,257,105 in 2003. Cash used in operating activities comprised primarily of exploration expenditures. The increase in cash used in operating activities in 2005 compared to 2004 and 2003 is attributable primarily to Amarc’s exploration programs carried out on its British Columbia mineral properties. The Company anticipates continuing to use cash in its operating activities to carry out its exploration programs in British Columbia.

Cash Used in Investing Activities

Cash used in investing activities was $146,410 in 2005, compared to cash generated from investing activities of $2,528,717 in 2004. Cash used in investing activities in 2005 was attributable to investments of $168,000 in mineral property interests in British Columbia and a subscription to a private placement of $125,000. Cash used in 2005 was partially offset by proceeds received from the sale of marketable securities of $146,590. Cash generated from investing activities in 2004 was attributable to realization on short-term investments; namely, the sale of common shares of Expatriate Resources Ltd. and StrataGold Corporation.

Cash Flows from Financing Activities

Cash flows from financing activities were $1,172,090 in 2005, compared to $12,003,155 in 2004 and $221,224 in 2003. Cash from financing activities in each year were attributable to common shares and share purchase warrants issued for cash.

Cash from financing activities in 2005 was attributable to the exercise of previously outstanding options and warrants. The previously outstanding warrants had been issued in private placement transactions completed in prior years.

Cash from financing activities in 2004 was attributable to the completion of several private placement financing arrangements.

In December 2003, the Company completed a private placement of 13,000,000 units at a price of $0.30 per unit of which 5,047,000 were flow-through units and 7,953,000 were non flow-through units. Each unit comprised of one common share and one share purchase warrant exercisable to purchase a common share at a price of $0.34 for a two year period.

In December 2003, the Company also completed a private placement of 8,002,084 units of which 4,397,906 were flow-through and 3,604,178 were non flow-through at a price of $0.55 per unit. Each unit comprised of one common share and one share purchase warrant exercisable to purchase a common share at a price of $0.60 for a one year period.

In March 2004, the Company completed a private placement of 2,000,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one share purchase warrant. Each unit comprised of one common share and one share purchase warrant redeemable for one common share at a price of $0.85 for a one year period.

Cash from financing activities in 2003 included cash from the completion of a private placement of 345,710 units at a price of $0.60 per unit on August 2002. Each unit comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.73 until December 2003.

Requirement of Financing

Historically, Amarc’s sole source of funding has been the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past three fiscal years pursuant to private placement financings and exercise of warrants and options. The Company’s ability to obtain additional financing to fund its exploration programs is always uncertain. There can be no assurance of continued access to significant equity funding.

Development of any of the Company’s mineral properties beyond feasibility will require additional equity and possible debt financing, both of which involve significant risks and have been referred to previously in this Annual Report. As Amarc is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity. The Company does not have any arrangements or commitments in place for any additional financing that would enable it to complete development of either project even in the event of positive feasibility studies.

The Company presently does not have any material commitments for capital expenditures and, accordingly, can remain somewhat flexible in directing its exploration activities to the availability of funds.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

Financial Instruments

Amarc keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Amarc’s current needs are invested in short term near-cash investments pending the need for the funds.

C.      Research Expenditures

Amarc does not carry out any research or development activities. Please refer to Item 5.A and 5.B above for a discussion of the exploration expenditures that the Company has incurred in connection with the exploration of the Company's mineral properties.

D.      Trend Information

As a natural resource exploration company, Amarc’s activities reflect the traditional cyclical nature of metal prices. Consequently, Amarc’s business is primarily an “event-driven” business based on exploration results.

The Company expect that expenditures will continue to increase in 2006 with several exploration programs underway, as discussed in Items 4.B and 4.D of this Annual Report. These expenditures will result in a decrease in the Company's cash and working capital position unless the Company complete further equity financings during 2006, of which there is no assurance.

The trading prices of gold and copper have increased over the past two years. The average gold price increased from US$364/oz in 2003 to US$410/oz in 2004. The gold price has averaged approximately US$428/oz to mid August 2005. Copper averaged US$0.81/lb in 2003, US$1.30/lb in 2004, and has continued to increase in 2005, averaging approximately US$1.54/lb to mid August.

E.      Off-Balance Sheet Arrangements

The Company do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.      Tabular Disclosure of Contractual Obligations

As at fiscal year end March 31, 2005, the Company had the following contractual obligations:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	–	–	–	–	–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	–	–	–	–	–
Total	–	–	–	–	–

G.      Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Name	Position	Director Since
David J. Copeland	Director	September 1995
Scott D. Cousens	Director	September 1995
Robert A. Dickinson	Chairman and Director	April 1993
Jeffrey R. Mason	Secretary, Chief Financial Officer and Director	September 1995
Ronald W. Thiessen	President, Chief Executive Officer and Director	September 1995

Principal Occupation of Directors and Senior Management

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

David J. Copeland, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation,Director (September 1996 to September 2004); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals Corporation, Vice-President, Project Development (June 1989 to February 1996 and June 1997 to June 1998) and Director (June 1989 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resources Corp., Director (February 1995 to August 2002).

Scott D. Cousens - Director

Scott D. Cousens is a director of Hunter Dickinson Inc., a private company providing management, technical and financial services to a number of publicly traded companies.

Mr. Cousens’ focus for the past number of years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd.,

Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation, Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

Robert A. Dickinson, B.Sc., M.Sc. - Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration -Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation, Director (November 1995 to February 2001), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); and Taseko Mines Limited, Director (January 1991 to present), Co-Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a wholly owned subsidiary of Taseko Mines Limited).

Jeffrey R. Mason, BComm, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded (TSX, NASDAQ, AMEX) mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies that Hunter Dickinson Inc. provides services for.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to September 2004), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation, Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a wholly owned subsidiary of Taseko Mines Limited).

Ronald W. Thiessen, CA – Chief Executive Officer, President and Director

Ronald W. Thiessen is a Chartered Accountant, with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director and officer of Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chairman (September 2000 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Director (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to July 2005), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resources Corp., President and Director (February 1990 to August 2002).

B.      Compensation

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

Commencing January l, 2004, each director of the Company was paid an annual director’s fee of $2,400 ($600 paid quarterly) and an additional fee of $600 for each directors’ meeting attended. Each director who was a member of a committee, received a further $2,400 ($600 paid quarterly) for each committee of which he or she was a member, and a further fee of $600 for each committee meeting attended. This procedure was discontinued effective January 1, 2005 and no cash compensation is paid to directors in their capacity as directors.

On September 30, 2004 each of the directors received options to purchase 200,000 Shares at an exercise price of $0.60 per Share and expiring on March 21, 2006 pursuant to the Company's share option plan.

Compensation of Senior Management

Ronald W. Thiessen, President and Chief Executive Officer, Jeffrey R. Mason, Chief Financial Officer and Secretary and Robert A. Dickinson, Chairman and Director are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE(1)
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen Chief Executive Officer, President	2005 2004 2003	75,092 18,268 35,674	Nil Nil Nil	Nil Nil Nil	200,000 200,000 0	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer, Secretary	2005 2004 2003	56,519 14,054 29,069	Nil Nil Nil	Nil Nil Nil	200,000 200,000 0	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert A. Dickinson Chairman and Director	2005 2004 2003	20,771 4,583 17,690	Nil Nil Nil	Nil Nil Nil	200,000 200,000 0	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) During the Company’s financial year ended March, 31, 2005 the aggregate direct remuneration paid or payable to the Company’s senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $145,665.

Share Options

The Share Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the directors of the Company. The Share Option Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. All options expire on a date not later than 10 years after the date of grant of such option.

The following share options were granted to the Named Executive Officers during the financial year ended March 31, 2005:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	200,000	9.8%	$0.60	$0.60	March 21, 2006
Jeffrey R. Mason	200,000	9.8%	$0.60	$0.60	March 21, 2006
Robert A. Dickinson	200,000	9.8%	$0.60	$0.60	March 21, 2006

The share options exercised by the Named Executive Officers during the financial year ended March 31, 2005 and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	200,000	$62,000	200,000/Nil	$Nil/Nil
Jeffrey R. Mason	200,000	$62,000	200,000/Nil	$Nil/Nil
Robert A. Dickinson	Nil	Nil	200,000/Nil	$Nil/Nil

The value of the unexercised in-the-money options at the financial year ended March 31, 2005 is nil.

No options were amended or re-priced during the financial year ended March 31, 2005.

Pension Plans

There are no defined pension, benefit or actuarial plans in place.

C.      Board Practices

All directors were elected at the September 21, 2004 annual general meeting. All directors have a term of office expiring at the next annual general meeting of Amarc, and all officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no compensatory plan(s) or arrangement(s), with respect to the directors and officers of the Company resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the directors’ or officers’ responsibilities following a change in control.

David J. Copeland, Scott D. Cousens and Ronald W. Thiessen are members of the Company’s audit committee. The audit committee is elected annually by the directors of Amarc at the first meeting of the board held after the Company’s annual general meeting.

The purpose of the audit committee is to assist the Board of Directors in its oversight of the integrity of the Company’s financial, accounting and reporting processes, in particular its financial statements and other relevant public disclosures. It must ensure the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal controls. The audit committee is responsible for the retention or termination of the external auditors. The audit committee reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management’s response, approves all audit engagement fees and terms and pre-approves all audit and permitted non-audit services to be performed by the external auditors.

The audit committee also reviews all financial statements of the Company prior to their publication and all audits and management discussions and analysis, as well as considers the adequacy of the audit procedures, recommends the appointment of independent auditors, reviews and approves professional services to be rendered by them and reviews fees for audit services.

The audit committee discusses with management the adequacy of the Company’s system of internal accounting and financial controls. The audit committee has direct communication channels with the Company’s external auditors and legal advisors. The audit committee will establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding possibly questionable accounting or auditing matters. The audit committee holds periodic meetings with the external auditors without the presence of management. The mandate of the audit committee empowers it to retain legal, accounting or other advisors at the Company’s expense, and requires the audit committee to evaluate the functioning of the audit committee on an annual basis.

D.      Employees

At August 31, 2005, Amarc had no direct employees. Amarc’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (See Item 7 “Major Shareholders and Related Party Transactions”).

E.      Share Ownership

Security Holdings of Directors and Senior Management (as at August 31, 2005)

As at August 31, 2005, the directors and officers of Amarc and their affiliates, directly and indirectly, own or control as a group an aggregate of 6,824,417 common shares (14.2%) and hold options to acquire an additional 1,200,000 common shares. To the knowledge of the directors and officers of Amarc, as at such date, there were no person or entity holding more than 5% of the issued common shares of the Company.

The Company's directors and senior management currently beneficially own the following number of the Company's common shares and options:

		As a Percentage
	Shares Owned	of the Company's	Number of
	or Beneficially	Common Shares	Options	Exercise
Name(2)	Controlled	Outstanding	Held	Price	Expiry Date
David J. Copeland	669,500	1.4%	200,000	$0.60	March 21, 2006
Scott D. Cousens	440,500	1.0%	200,000	$0.60	March 21, 2006
Robert A. Dickinson(1)	3,149,409	6.6%	200,000	$0.60	March 21, 2006
Jeffrey R. Mason	1,396,000	2.9%	200,000	$0.60	March 21, 2006
Ronald W. Thiessen	1,169,008	2.4%	200,000	$0.60	March 21, 2006
Total	6,824,417	14.2%	1,000,000

Note:

(1) Certain of these shares are held by United Mineral Services Ltd., a company controlled by Mr. Dickinson.

Share Option Plan

As at August 31, 2005 an aggregate of 2,001,000 shares were reserved for issuance pursuant to the Company's Share Option Plan, which reserves up to 10% of the Company's outstanding common at any time for issuance.

          Material Terms of the Company's Current Share Option Plan

The following is a summary of the material terms of the Company's current Share Option Plan:

(a)	all options granted under the Share Option Plan are non-assignable and non-transferrable and for a period of no greater than ten years;

(b)
for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)
if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)	the minimum exercise price of an option granted under the Plan must not be less than the Market Price (as defined in the policies of TSX); and

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period.

(f)	the number of options granted to Insiders of the Company may exceed 10% of the Company's outstanding shares; or

(g)	the aggregate number of options granted to Insiders of the Company within a one year period may exceed 10% of the Company's outstanding listed shares; or

(h)	the number of options granted to any one Insider and such Insider’s associates within a one year period may exceed 5% of the Company's outstanding listed shares; or

(i)	the Company may decrease the exercise price of options previously granted to Insiders.

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company, to act in the best interests of the Company, the board approved and shareholders ratified, a share option plan (the “Rolling Plan”) based on a rolling percentage of up to 10% of the Company’s outstanding shares. As at August 31, 2005 there were 47,994,140 shares issued and outstanding. Pursuant to the Rolling Plan, as the outstanding options are exercised and the issued and outstanding Shares of the Company increases, the percentage of options available for granting to eligible optionees will increase.

Material Terms of the Rolling Plan

The following is a summary of the material terms of the Rolling Plan:

(a)      persons who are directors, officers, employees, consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Rolling Plan;

(b)      all options granted under the Rolling Plan are non-assignable and non-transferable and for a period of up to 10 years;

(c)      for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(d)      if an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed or act as an officer or director (30 days if the optionee is engaged in investor relations activities);

(e)      the exercise price of the option is established by the board of directors at the time of the option is granted, subject to a the minimum exercise price of not less than the Market Price (as defined in the policies of TSX);

(f)      no optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period; and

(g)      subject to the policies of the TSX, the Rolling Plan may be amended without shareholder approval to:

(i)      make amendments which are of a “housekeeping” or clerical nature only;

(ii)     change the vesting provisions of an option;

(iii)    change the termination provision of an option granted hereunder which does not entail an extension beyond the original expiry date of such option; and

(iv)     make such amendments which reduce, and do not increase, the benefits of the Rolling Plan to service providers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

As of August 31, 2005, Amarc had authorized unlimited common shares without par value of which 47,994,140 were issued and outstanding.

The following table lists those persons who are known by Amarc to beneficially own more than 5% of Amarc’s common shares and the number of shares beneficially owned by each such shareholder, each as of August 31, 2005:

Shareholder	Number of Shares	Options	Warrants
CDS & Co.	42,270,545	0	0
Cede & Co.	2,817,106	0	0
Robert A. Dickinson (and	3,149,409	200,000	2,937,000
companies controlled by him)

The shareholders named in the above table do not have any different voting rights with respect to the common shares held by them.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Amarc’s shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Amarc’s securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone 604-899-6500) or at the SEDI website (www.sedi.ca) which is administered by the Canadian Securities Administrators.

As of August 31, 2005, to the best of the Company’s knowledge,

	Number of registered		Percentage of total
Location	shareholders of record	Number of shares	shares
Canada	22	44,863,034	93.5%
United States	11	3,030,306	6.4%
Other	2	100,800	0.3%
TOTALS	35	47,994,140	100.0%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.      Related Party Transactions

Except as disclosed below, Amarc has not, since the beginning of its last fiscal year ended March 31, 2005, and does not propose to:

(1)      enter into any transactions which are material to Amarc or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which Amarc or any its former subsidiaries was a party;

(2)      make any loans or guarantees directly or through any of its former subsidiaries to or for the benefit of any of the following persons:

(a)      enterprises directly or indirectly through one or more intermediaries, controlling or controlled by or under common control with Amarc;

(b)      associates of Amarc (unconsolidated enterprises in which Amarc has significant influence or which has significant influence over Amarc) including shareholders beneficially owning 10% or more of the outstanding shares of Amarc;

(c)      individuals owning, directly or indirectly, shares of Amarc that gives them significant influence over Amarc and close members of such individuals families;

(d)      key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of Amarc including directors and senior management and close members of such directors and senior management); or

(e)      enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Arrangements with Hunter Dickinson Inc.

The Company is party to the geological and administrative services agreement with HDI dated for reference December 31, 1996, as described under Item 4.B of this Annual Report. During the fiscal year ended March 31, 2005, the Company paid $1,779,538 to HDI for services and reimbursements of third party disbursements pursuant to this agreement.

Rockwell Agreement

On November 1, 2004 the Company entered into an agreement with Rockwell Ventures Inc. (“Rockwell”), a related company by virtue of certain directors in common, whereby the Company granted to Rockwell the right to earn an interest in each of the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties by incurring $600,000 in exploration expenditures on these properties by December 31, 2004, which Rockwell completed. The Company has the option to buy back Rockwell’s interest at any time up to June 30, 2005 (the right of “Call”), by paying a mutually agreed upon price of at least $660,000 in cash or the equivalent in Amarc shares. The Company allowed this call option to expire unexercised.

Taseko Mines Limited

In May 2005, the Company entered into an option agreement with Taseko Mines Limited (“Taseko”), a public company with certain directors in common with the Company, to earn a 50% interest in the Wasp and Anvil projects, by incurring $150,000 of exploration expenditures over a two year period. The Wasp and Anvil projects are located approximately 15 kilometers southeast of Taseko’s Prosperity project, which is situated 130 kilometres southwest of Williams Lake.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Amarc’s audited annual financial statements for the fiscal years ending March 31, 2005, 2004, and 2003.

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

B.      Significant Changes

There have been no significant changes to the accompanying financial statements since March 31, 2005, except as disclosed in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.      Offer and Listing Details

Trading Markets

Our common shares have been listed in Canada on the TSX Venture Exchange since August 1995.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture Exchange.

	TSX Venture Exchange
	High	Low
Fiscal	(Cdn$)	(Cdn$)

2005	0.75	0.31
2004	0.99	0.11
2003	0.89	0.15
2002	0.75	0.37
2001	1.00	0.38

	TSX Venture Exchange
	High	Low
Fiscal	(Cdn$)	(Cdn$)

Q1, 2006	0.45	0.31
Q4, 2005	0.60	0.44
Q3, 2005	0.74	0.53
Q2, 2005	0.68	0.52
Q1, 2005	0.75	0.51
Q4, 2004	0.99	0.65
Q3, 2004	0.83	0.24
Q2, 2004	0.28	0.14
Q1, 2004	0.20	0.11

	TSX Venture Exchange
	High	Low
Month	(Cdn$)	(Cdn$)

August 2005	0.40	0.28
July 2005	0.36	0.28
June 2005	0.37	0.32
May 2005	0.37	0.32
April 2005	0.45	0.38
March 2005	0.59	0.44

The Company's common shares have been traded in the U.S. on OTC Bulletin Board since June 2004.

The following tables set forth for the periods indicated the price history of the Company's common shares on the OTC Bulletin Board.

OTCBB
	High	Low
Fiscal	(US$)	(US$)

2005	0.60	0.34
2004	N/A	N/A
2003	N/A	N/A
2002	N/A	N/A
2001	N/A	N/A

	OTCBB
	High	Low
Fiscal	(US$)	(US$)

Q1, 2006	0.38	0.24
Q4, 2005	0.49	0.35
Q3, 2005	0.58	0.43
Q2, 2005	0.60	0.34
Q1, 2005	0.58	0.44

OTCBB
	High	Low
Fiscal	(US$)	(US$)
Q4, 2004	N/A	N/A
Q3, 2004	N/A	N/A
Q2, 2004	N/A	N/A
Q1, 2004	N/A	N/A

	OTCBB
	High	Low
Month	(US$)	(US$)

August 2005	0.32	0.22
July 2005	0.31	0.22
June 2005	0.31	0.25
May 2005	0.33	0.24
April 2005	0.38	0.31
March 2005	0.46	0.35

B.      Plan of Distribution

Not applicable.

C.      Markets

The shares of Amarc traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since August 1995 under the trading symbol AHR.

Amarc’s shares have traded on the OTC-BB under the symbol AXREF, since June 2004.

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.      Share Capital

Not applicable.

B.      Memorandum and Articles of Association

Amarc’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 436691. A copy of the Articles of Association (the “Existing Articles”) was filed as an exhibit with Amarc’s initial registration statement on Form 20-F.

In March 2004, the Company Act (British Columbia) (the “BCCA”) was replaced by the Business Corporations Act (British Columbia) (the “BCA”). All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006. The directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA. Accordingly, the Company filed a Notice of Articles on October 2, 2004. The BCA also permits the Company increased flexibility in the provisions of its governing documents. The board of directors has determined to propose to shareholders at the Company’s next annual general meeting scheduled to be held October 12, 2005 (the “Meeting”), the adoption of a new form of Articles (the “New Articles”), to take advantage of this increased flexibility. The following is a comparison of the terms of the New Articles to the Existing Articles and some important provisions of the BCA.

Pursuant the BCA the Company is permitted to have an unlimited number of shares as its authorized capital. The alteration of the capital of the Company required approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

At the Meeting, shareholders will be asked to approve special resolutions in order to alter the Notice of Articles of the Company such that the maximum number of shares that the Company is authorized to issue will be eliminated and, if the resolution is passed, the Company will be authorized to issue an unlimited number of common shares without par value.

Under the BCA, every “pre-existing company’ remains subject to certain “Pre-existing Company Provisions” contained in the BCCA unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

•
The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

•	A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the board of directors of the Company has proposed to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions will require the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy.

The amendments to the Articles principally reflect the provisions of the BCA which modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the Existing Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles and include the use of the new terminology adopted under the BCA. For example, “members” have become “shareholders” and “register of members” has become “central securities register” under the BCA. Most of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend or are largely housekeeping matters.

Set out below is a discussion of certain changes proposed under the New Articles. These proposed changes include substantive changes and changes that are simply a result of changes under the BCA.

Borrowing Powers

Under the existing Articles, the Company may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. Such guarantees should permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

Share Certificates

Under the existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles permit the Company to indemnify directors, subject to the provisions of the former Act. Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if:

1.	the party did not act honestly and in good faith with a view to the best interests of the Company;

2.	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

3.	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles will require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA.

Amendment of Articles and Notice of Articles re Share Capital

The New Articles provide that the general authority required to amend all provisions of the Company’s Articles and the Notice of Articles relating to the authorized share structure is a resolution of the directors and the attachment of special rights and restrictions thereto, including any changes therein, an ordinary resolution. Failing the adoption of the New Articles, the BCA provides that such alterations would continue to require a special resolution of shareholders. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required. Under the New Articles, a special separate resolution, will be required to pass such resolutions needing a majority of two-thirds rather than three-quarters of the votes cast.

Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the New Articles provide that shareholders’ meetings may be held at such place as is determined by the directors.

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving the Company free to continue or discontinue these practices.

Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the BCCA and refer to the provisions contained in the BCA.

Objects and Purposes

The company’s New Articles, like its Existing Articles do not specify objects or purposes. Under both the BCA and the predecessor BCCA, a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

Amarc’s New Articles and Existing Articles do not specify a maximum number of directors. The minimum under British Columbia law for a public company is three. The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under the BCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors’ compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an un-discharged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in

Canada. There is no mandatory retirement age either under the New or the Existing Articles or under the BCA.

Directors’ borrowing powers are not generally restricted where the borrowing is in Amarc’s best interests, but the directors may not authorize Amarc to provide financial assistance for any reason where Amarc is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Amarc in order to qualify as directors.

The New Articles specify that the number of directors shall be the number of directors fixed by the directors annually or the number that are actually elected at a general shareholders meeting under the Existing Articles. The number of directors is determined, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time. Under both the New and Existing Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders’ meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the Existing Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Amarc or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain from voting in such circumstances both under the Existing Articles and under the BCA.

Changes to Rights of Common Shareholders

Under the Existing Articles, changes to the Articles require a shareholders’ “special resolution” being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Amarc’s assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and Amarc elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCA and not by the Articles of Amarc.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Amarc but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA. The New and Existing Articles provide that Amarc will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Amarc makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Amarc must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Shares Fully Paid

All Amarc shares must, by applicable law, be issued as fully paid for cash, property or services. They are, therefore, non-assessable and not subject to further calls for payment.

Redemption

Amarc has no redeemable securities authorized or issued. Amarc has no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to Amarc which provide a right to any person to participate in offerings of Amarc’s equity or other securities.

Rights to Profits and Liquidation Rights

All common shares of Amarc participate rateably in any net profit or loss of Amarc and shares rateably any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Amarc’s New or Existing Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also “Exchange Controls”.)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Amarc is, or would thereby become, insolvent.

Voting Rights

Each Amarc common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Amarc.

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

Insider Share Ownership Reporting

Neither the New nor the Existing Articles of Amarc require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Amarc’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Amarc but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

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

C.      Material Contracts

Amarc’s material contracts as of August 31, 2005 are:

(a)
Geological Management and Administration Services Agreement with Hunter Dickinson Inc. (“HDI”) dated for reference December 31, 1996 whereby HDI provides geological, exploration and administrative services to Amarc. (See Item 7 and 4B.) Copies of these contracts are incorporated by reference to “Item 19 – Exhibits” of the Company’s Form 20-F — Initial Registration filed with the SEC in June 2002.

(b)	Farmout Agreement with Rockwell Ventures Inc. dated November 2004.

(c)	Mineral Property Option Agreement between Amarc and EJB Enterprises dated January 2005.

(d)	Mineral Property Option Agreement between Amarc and Eagle Plains Resources dated April 2005

(e)	Mineral Property Option Agreement between Amarc and Taseko Mines dated May 2005.

Item (a) above has been filed in previous years with the Company's filings on Form 20-F. Items (b) through (e) above are attached as Exhibits to this Form 20-F.

D.      Exchange Controls

Amarc is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Amarc on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Amarc’s common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Amarc does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Amarc’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (ie. a “non-Canadian”), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Amarc’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Amarc was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Amarc. An investment in the common shares of Amarc by a WTO Investor, or by a non-Canadian when Amarc was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds $250 million. A non-Canadian would acquire control of Amarc for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Amarc unless it could be established that, on the acquisition, Amarc was not controlled in fact by the acquiror through the ownership of the common shares.

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

E.      Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm's length with Amarc, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

          Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Amarc will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Amarc's voting shares). Amarc will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

          Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Amarc's issued shares of any class or series. If the shares of Amarc constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the nonresident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of Amarc's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

          United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Amarc. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, the Company urge holders and prospective holders of common shares of Amarc to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Amarc, based upon their individual circumstances.

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

          U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Amarc who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and the summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

          Distribution on Common Shares of Amarc

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Amarc are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Amarc has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Amarc, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Amarc generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Amarc may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Amarc) deduction of the United States source portion of dividends received from Amarc (unless Amarc qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). Amarc does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Amarc's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Amarc's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

          Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Amarc may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Amarc will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Amarc should consult their own tax advisors regarding their individual circumstances.

          Disposition of Common Shares of Amarc

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Amarc equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Amarc. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Amarc will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

          Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

          Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Amarc's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Amarc's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Amarc may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Amarc does not actually distribute such income. Amarc does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Amarc will not be considered a foreign personal holding company for the current or any future taxable year.

          Foreign Investment Company

If 50% or more of the combined voting power or total value of Amarc's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Amarc is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Amarc may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Amarc does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Amarc will not be considered a foreign investment company for the current or any future taxable year.

          Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Amarc appears to have been a PFIC for the fiscal year ended March 31, 2005, and at least certain prior fiscal years. In addition, Amarc expects to qualify as a PFIC for the fiscal year ending March 31, 2006 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Amarc. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Amarc as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Amarc qualifies as a PFIC on his pro rata share of Amarc's (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Amarc's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Amarc is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Amarc qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Amarc is a controlled foreign corporation, the U.S. Holder's pro rata share of Amarc's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Amarc's first tax year in which Amarc qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of Amarc in which Amarc is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Amarc common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Amarc's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Amarc must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Amarc intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Amarc. Amarc urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Amarc, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Amarc ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Amarc does not qualify as a PFIC. Therefore, if Amarc again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Amarc qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Amarc. Therefore, if such U.S. Holder reacquires an interest in Amarc, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Amarc qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Amarc common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Amarc.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Amarc common shares and all excess distributions on his Amarc common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Amarc (i) which began after December 31, 1986, and (ii) for which Amarc was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Amarc is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Amarc common shares, then Amarc will continue to be treated as a PFIC with respect to such Amarc common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Amarc common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Amarc common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Amarc as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Amarc included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Amarc will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Amarc common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Amarc are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Amarc common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Amarc, certain adverse rules may apply in the event that both Amarc and any foreign corporation in which Amarc directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Amarc intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Amarc that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Amarc (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Amarc (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Amarc and does not dispose of its common shares. Amarc strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Amarc common shares while Amarc is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

          Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Amarc is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Amarc (“United States Shareholder”), Amarc could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Amarc which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Amarc attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Amarc does not believe that it currently qualifies as a CFC. However, there can be no assurance that Amarc will not be considered a CFC for the current or any future taxable year.

F.      Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Amarc, Suite 1020 -800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Amarc at 604-684-6365, attention: Shirley Main. Copies of Amarc’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com. . The Company's filings with the United States Securities and Exchange Commission are available for viewing at www.sec.gov.

I.      Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)      Transaction Risk and Currency Risk Management

Amarc’s operations do not employ financial instruments or derivatives which are market sensitive and Amarc does not have financial market risks.

(b)      Exchange Rate Sensitivity

Amarc’s administrative operations are in Canada. The Company incurs certain of its exploration expenditures in South African rand, which has ranged from 7.4 to 4.2 rand per Canadian dollar since January 2000. The Company typically holds most of its funds in Canadian dollars and typically acquires foreign currency on an as-needed basis and hence it is not significantly affected by exchange rate risk..

(c)      Interest Rate Risk and Equity Price Risk

Amarc is equity financed and does not have any debt which is subject to interest rate change risks.

(d)      Commodity Price Risk

While the value of Amarc’s resource properties can always be said to relate to the price of copper and gold metals and the outlook for same, Amarc does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.      Debt Securities

Not applicable.

B.      Warrants and Rights

Not applicable.

C.      Other Securities

Not applicable.

D.      American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2005. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer, Ronald W. Thiessen, and the Company’s Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company’s periodic SEC filings. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed fiscal year ended March 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have a material effect on the financial statements.

ITEM 16. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.      Audit Committee Financial Expert

The board of directors has determined that Mr. Ronald W. Thiessen, who is also the President and Chief Executive Officer of the Company, is a member of the audit committee of the Company who qualifies as an audit committee “financial expert” based on his education and experience. Mr. Thiessen is not “independent”, as that term is defined by the rules of the American Stock Exchange. Mr. Thiessen is an accredited Chartered Accountant in Canada.

B.      Code of Ethics

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer, and other members of senior management. The Company's Code of Ethics is attached as an exhibit to this Form 20-F.

C.      Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Year ended	Year ended
Services:	March 31, 2005	March 31, 2004
Audit Fees	$11,500	$9,000
Audit-Related Fees(1)	375	–
Tax Fees	1,000	1,000
All Other Fees	–	–
	$12,875	$10,000

Note:

(1)      “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.      Exemptions from Listing Standards for Audit Committees

Not applicable.

E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following audited financial statements are included with this Annual Report:

(1)	Auditors’ Report dated July 18, 2005;

(2)	Consolidated Balance Sheets as at March 31, 2005 and 2004;

(3)	Consolidated Statements of Operations and Deficit for the years ended March 31, 2005, 2004 and 2003;

(4)	Consolidated Statements of Cash Flows for the years ended March 31, 2005, 2004 and 2003; and

(5)	Notes to the Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

Amarc has elected to provide financial statements required by Item 17.

ITEM 19. EXHIBITS

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit	Description

1.1	Notice of Articles

4A	Material agreement - Farmout Agreement with Rockwell Ventures Inc. dated November 2004

4A	Material agreement - Mineral Property Option Agreement between Amarc and EJB Enterprises dated January 2005

4A	Material agreement - Mineral Property Option Agreement between Amarc and Eagle Plains Resources dated April 2005

4A	Material agreement - Mineral Property Option Agreement between Amarc and Taseko Mines dated May 2005

4C	Amended Share Incentive Plan dated for reference September 21, 2004.

11.1	Code of Ethics

Exhibit	Description

12.1	Certification pursuant to Rule 13a-14(A)/15d-14(A) of Chief Executive Officer.

12.2	Certification pursuant to Rule 13a-14(A)/15d-14(A) of Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.

99.1	Audited Annual Financial Statements for the Fiscal Year Ended March 31, 2005

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARC RESOURCES LTD.

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED: September 12, 2005