Form 20-F
period 2006-03-31
AMARC RESOURCES LTD
filed 2006-10-17
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-49869

AMARC RESOURCES LTD.
(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Not applicable	Name of each exchange on which registered: Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

52,459,473 common shares as of March 31, 2006

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-a ccelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 126-2 of the
Exchange Act. (check one):

Large accelerated Filer  [   ]    Accelerated Filer   [   ]   Non-accelerated Filer [X]

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17  [X]   Item 18 [   ]

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule
126-2 of the Exchange Act).
Yes [   ]   No  [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE
PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by
Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Not applicable

T A B L E   O F   C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to “We”, “Amarc” and the “Company” refer to Amarc Resources Ltd. and its consolidated subsidiaries. Certain terms used herein are defined in the text and others are included in this glossary of terms.

The Company uses the Canadian dollar as the Company's reporting currency. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of September 30, 2006 and all information included in this document should only be considered correct as of such date.

References to this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended March 31, 2006.

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

Induced Polarization Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has a high content of quartz.

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

Quartz-feldspar Porphyry Dyke	A quartz-feldspar porphyry dyke is a linear intrusion in which large quartz and feldspar crystals occur in a fine groundmass of quartz, feldspar and other minerals.
Sulphide	A compound of sulphur with another element, typically a metallic element or compound.
Volcanogenic Massive Sulphide (VMS) deposit	Mineral deposits, with a high content of sulphide minerals, formed by volcanic processes.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tones	1.102	= tons (short) (2,000 lbs)
grams/tone	0.029	= ounces (troy)/ton

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for the Company's exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying the Company's predictions. Some of these risks and assumptions include:

  general economic and business conditions, including changes in interest rates;

  prices of natural resources, costs associated with mineral exploration and other economic conditions;

  natural phenomena;

  actions by government authorities, including changes in government regulation;

  uncertainties associated with legal proceedings;

  changes in the resources market;

  future decisions by management in response to changing conditions;

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

A.           SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Amarc extracted from the Company's audited consolidated financial statements and related notes included in this Annual Report.

The Company’s annual financial statements have been audited by its current independent registered public accounting firm, De Visser Gray, Chartered Accountants. Information is provided both in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and accounting principals generally accepted in the United States of America (“US GAAP”). This information should be read in conjunction with the Company's consolidated financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in Canadian dollars. Note 10 to the Company's consolidated financial statements provides descriptions of the principal differences between Canadian GAAP and US GAAP as they relate to us and reconciliation of the Company's consolidated financial statements to US GAAP.

BALANCE SHEET DATA

(C$000)	As at March 31,
	2006	2005	2004	2003	2002

Total Assets

Canadian GAAP	$5,007	$8,091	$14,188	$1,019	$2,558

US GAAP	5,007	8,100	14,272	1,019	2,558

Total Liabilities

Canadian and US GAAP	38	871	183	256	221

Share Capital

Canadian and US GAAP	23,997	22,388	20,639	8,636	8,361

Contributed Surplus

Canadian and US GAAP	488	507	413	6	–

Deficit

Canadian GAAP	(19,515)	(15,675)	(7,047)	(7,878)	(6,024)

US GAAP	(19,515)	(15,667)	(6,963)	(7,878)	(6,024)

Net Assets

Canadian GAAP	4,969	7,220	14,005	763	2,337

US GAAP	4,969	7,229	14,089	763	2,337

Working Capital

Canadian GAAP	4,834	7,017	13,871	616	2,246

US GAAP	4,834	7,025	13,955	616	2,246

Plant and Equipment, Net

Canadian and US GAAP	37	47	60	77	21

(C$000)	As at March 31,
	2006	2005	2004	2003	2002

Mineral Property Interests

Canadian and US GAAP	98	156	74	–	–

Shareholders’ Equity (Deficit)

Canadian GAAP	4,969	7,220	14,005	763	2,337

US GAAP	4,969	7,229	14,089	763	2,337

STATEMENT OF OPERATIONS DATA

(C$000 except per share amounts)	Year Ended March 31,
	2006	2005	2004	2003	2002

Exploration expenditures	$3,012	$7,554	$460	$405	$3,736

General and administrative expenses	819	719	418	789	587

Foreign exchange loss	3	8	10	65	–

Interest expense on flow-through shares	–	93	–	–	–

Interest and other income	(130)	(243)	(75)	(5)	(47)

Loss (gain) on marketable securities

Canadian GAAP	(92)	(82)	(2,053)	20	–

US GAAP	(84)	(6)	(2,137)	–	–

Write down of accounts receivable	45	–	–	–	–

Write down of mineral property interest	10	76	–	–	–

Write down of marketable securities	190	7	–	581	–

Stock based compensation (recovery)	(16)	496	407	6	–

Net loss (income) for the year

Canadian GAAP	3,841	8,628	(831)	1,855	3,887

US GAAP	3,849	8,704	(916)	1,855	3,887

Basic and diluted net income (loss) per share

Canadian GAAP	(0.08)	(0.19)	0.04	(0.12)	(0.37)

US GAAP	(0.08)	(0.19)	0.04	(0.12)	(0.37)

Weighted average number of common shares outstanding	49,880,651	45,168,411	21,421,096	15,170,448	10,441,233

The Company has not declared any cash or other dividends.

Currency and Exchange Rates

On September 30, 2006, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$1.1153. The following tables set out the exchange rates, based on noon rates as the nominal quotations by the Bank of Canada website (www.bankofcanada.ca) for the conversion of Canadian Dollars into U.S. Dollars.

		For year ended March 31
	2006	2005	2004	2003	2002
End of Period	$1.1671	$1.2096	$1.3105	$1.4693	$1.5994
Average for the Period	$1.1933	$1.2786	$1.3530	$1.5492	$1.5655
High for the Period	$1.2555	$1.3783	$1.4585	$1.5814	$1.6003
Low for the Period	$1.1489	$1.1961	$1.2960	$1.4759	$1.5244

	Monthly High and Low Exchange Rate
	High	Low
September 2006	1.1273	1.1053
August 2006	1.1315	1.1066
July 2006	1.1416	1.1061
June 2006	1.1245	1.0990
May 2006	1.1233	1.0990
April 2006	1.1719	1.1133

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company files with the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that management is aware of or that the Company currently believes are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

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

All of the Company's mineral projects are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. There can be no assurance that a commercially mineable ore body exists on any of the Company's properties. There is no certainty that any expenditure made in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic viability. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company will be required to raise substantial additional funding.

As the Company does not have revenues, the Company will be dependent upon future financings to continue the Company's plan of operation.

Amarc has not generated any revenues from the Company's business activities since the Company's incorporation. The Company's plan of operations involves the completion of exploration programs on the Company's mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Company's mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company will require substantial additional financing in order to carry out the full exploration and development of the Company's mineral properties before the Company is able to achieve revenues from sales of mineral resources that the Company is able to extract.

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

Although at March 31, 2006 the Company had working capital of approximately $4.8 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change and the Company's assets may have to be written down to asset prices realizable in insolvency or distress circumstances.

A substantial or extended decline in gold or copper prices would have a material adverse effect on the Company's business.

The Company's business is dependent on the prices of gold and copper, which are affected by numerous factors beyond the Company's control. Factors tending to put downward pressure on the prices of gold and copper include:

  Sales or leasing of gold by governments and central banks;

  A strong U.S. dollar;

  Global and regional recession or reduced economic activity;

  Speculative trading;

  Decreased demand for industrial uses, use in jewellery or investment;

  High supply from production, disinvestment and scrap;

  Sales by producers in forward transactions and other hedging transactions; and

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

  Halt or delay the development of new projects;

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

The Company is not able to obtain insurance for many of the risks that the Company faces.

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

The Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Company's available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, the Company might be required to enter into interim compliance measures pending completion of the required remedy.

The Company is dependent on its joint venture partners for the development of certain of the Company's properties.

Amarc holds a portion of the Company's assets in the form of participation interests in joint ventures. The Company's interest in these projects is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of the interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

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

The Company will require additional financing in order to complete full exploration of the Company's mineral properties. Management anticipates that the Company will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in the dilution of existing shareholders’ percentage ownership interests.

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

As of September 30, 2006 Amarc has no share purchase options and warrants outstanding. However, Amarc does have a share purchase option plan which allows the management to issue options to its employee and non employee based on the policies of the Company. If the options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

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

Offices

The head office of Amarc is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company's registered office is in care of its attorneys, Lang Michener, 1500 Royal Centre P.O. Box 11117, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, fax (604) 685-7084.

COMPANY DEVELOPMENT

Amarc has been engaged in the business of mineral exploration since incorporation. The Company is presently engaged in active exploration of a number of other early stage exploration properties, located in British Columbia, Canada. All of the Company’s mineral properties are in the exploration stage.

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

Buck Property, British Columbia, Canada

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of: staking the property, line-cutting to establish a survey grid over it and performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an agreement with Chatworth Resources Inc. (“Chatworth”, then GMD Resource Corp.), pursuant to which Chatworth can earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, and 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (ii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000.

Upon acceptance of the option agreement by the TSX Venture Exchange on July 16, 2004, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares, with a value of $5,000, were credited against the acquisition cost of the property. Subsequently, Chatworth completed a 6-for-1 share consolidation. The fair value of the Chatworth warrants was estimated on the TSXV acceptance date at $5,000 and has been credited against the acquisition cost of the property.

Chatworth did not perform its obligations under the July 2004 option agreement causing the agreement to lapse. Chatworth had since amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. In November 2005, Chatworth amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. (“ComWest”). Under the amalgamation agreement, the Company’s 16,667 post-consolidated Chatworth warrants (100,000 pre-consolidation) were exchanged for 12,426 ComWest warrants, which entitled the Company to acquire a ComWest Class “B” voting common share at $1.207 per share until July 16, 2006. These warrants expired unexercised.

Although largely overburden covered, the property is indicated to be underlain by Jurassic Hazelton Group and Cretaceous to Tertiary Ootsa Lake Group volcanic rocks, intruded by Late Cretaceous Bulkley formation intrusive rocks. This setting is similar to the setting that hosted the Equity Silver deposit, a past producer of Placer Dome, located approximately 25 kilometers southeast of the Buck property. The Equity Silver mine produced 93,000 tons of copper, 71.4 million ounces of silver and 0.5 million ounces of gold from 33.8 million tones of ore during the period 1980 to 1994. Two geophysical (induced polarization chargeability) anomalies are known to occur on the property.

The Company has allowed the property to lapse.

RAD Property, British Columbia, Canada

In January 2004, the Company entered into an agreement to acquire a 100% interest in the RAD property from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the staking cost of $8,000.

The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, comprises Jurassic tuffs and volcanic breccia, Upper Cretaceous andesites and basaltic breccias, and overlying Tertiary basalts and andesites. A geologic reconnaissance performed in 2004 confirmed that a historic induced polarization survey had adequately covered the target area and, consequently, no further exploration is planned at this time.

The Company plans to allow the property to lapse.

Sitka Property, British Columbia, Canada

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Sitka property by paying $20,000 in cash and by the issuance of 80,000 shares of the Company to an arm's length party.

The 1,275 hectare Sitka Gold property ("Sitka"), located 30 kilometers northeast of Port Hardy, contains structurally controlled gold bearing quartz veins hosted by Devonian to Jurassic rocks, enclosed in a roof pendant in the Jurassic to Cretaceous Coast Plutonic Complex. A review of the existing exploration information on the property was performed and it was determined that the property did not warrant further exploration work by the Company. The property has been allowed to lapse.

The Nechako Gold Project (formerly, the "BOB" and "JMD" Properties), British Columbia, Canada

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Nechako mineral property. The 1,300 hectare Nechako property, located 80 kilometers west of Quesnel, was acquired by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were not due to be issued until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures on the property.

In November 2004, the Company signed an option agreement whereby Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, can acquire a 60% interest in the property by issuing to the Company 250,000 shares in Endurance Gold, and by incurring $250,000 in exploration work on the property over the next three years. The agreement is conditional upon Endurance Gold becoming a publicly-listed company, a condition that Endurance Gold fulfilled on July 27, 2005 when it listed on the TSX Venture Exchange. On August 18, 2005, the Company received its first payment of 50,000 common shares of Endurance Gold at a deemed price of $0.23 per share. $11,500 was credited against the acquisition cost of the property.

At the end of the option period, the Company and Endurance Gold could enter into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties from whom the property was acquired waived their right to the 50,000 shares of the Company referred to above.

Since January 2005, Endurance Gold registered an additional 3,275 hectares of mineral claims within the area of common interest surrounding the property. These will form part of the property and are subject to the terms of the agreement with Endurance Gold.

Endurance Gold has performed geologic, geochemical and geophysical surveys on the property as well as performing a 422-metre drilling program during November and December 2005. As a result of the expenditures incurred during these programs, Endurance has completed the $250,000 exploration expenditure requirement of the option agreement. The Company received an additional payment of 200,000 common shares of Endurance in December 2005. Endurance has therefore completed its requirements for vesting its 60% interest in the property.

The Company reviewed the Endurance Gold’s exploration results and elected not to participate in the additional expenditures required to complete the drilling in December 2005. As a result, the Company’s interest in the property has been reduced to 32.61% .

The property is underlain by Cretaceous sedimentary rocks. Exploration work has identified a large area of epithermal alteration with anomalous gold and gold indicator element mineralization as exhibited from soil and rock chip samples.

GBR Property, British Columbia, Canada

In April 2004, the Company entered into an agreement to acquire the 1,000 hectare GBR Property located approximately 70 kilometers northwest of Dease Lake on the Golden Bear Road. The Company had the option to acquire a 100% interest in the claims from the Iskut North Syndicate, an arm's length party, by making cash payments totaling $225,000, of which $15,000 was paid, and by issuing 450,000 shares of the Company, of which 30,000 were issued during the fiscal year ended March 31, 2005. The property was also subject to a 2% net smelter royalty (“NSR”) which the Company, at its option, could have purchased for $2 million. The Company staked an additional 5,825 hectares in 28 claims to add to the property within the area of common interest that became subject to the terms of the agreement.

Previous exploration activities on the GBR property had identified large copper and gold soil geochemical anomalies. The Company began a first phase exploration program in June 2004, consisting of geological mapping, approximately 62 line-kilometers of geochemical grids and 47 line-kilometers of ground geophysical surveys (induced polarization and magnetometer).

Results of the programs were reviewed and deemed not to be sufficiently positive to warrant further exploration on the property by the Company. In March 2005, the Company notified the Iskut North Syndicate of its intention to terminate the option. In May 2005, the Company terminated the GBR agreement after filing the requisite assessment work with the British Columbia government to keep the claims in good standing. The Company has no further interest in the property.

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

Spius Property, British Columbia, Canada

In June 2004, the Company entered into an option agreement with two arm's length parties to acquire a 100% interest in the 1,000 hectare Spius gold-copper porphyry property, located near Merritt. The Company could have acquired its interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares over three years, of which 10,000 shares were issued during the fiscal year ended March 31, 2005. The property was also subject to a 2% NSR that the Company, at its option, could have purchased for $2 million.

Reconnaissance geologic surveys were performed over the property during calendar 2004. An evaluation of these results was completed and the results did not warrant further exploration by the Company on this property.

In July 2005, the Company terminated the Spius agreement and has no further interest in the property.

The Witch Properties, British Columbia, Canada

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. The Company added to the property by staking an additional 1,750 hectares in four claims.

Exploration work performed by previous owners includes soil sampling, magnetometer surveys, induced polarization surveys, trenching and mapping. Several anomalous areas were outlined, some of which had received historical drilling. Anomalous copper values over discontinuous intervals were encountered in the drilling. Prospective areas of the property remained to be tested by geophysics, and untested targets remained to be drilled. These prospective areas were explored by the Company using geophysical techniques, and anomalous zones were drill tested to determine their geologic character. An evaluation of the results from the characterization drilling indicates that the original Witch property does not warrant additional work by the Company.

During the quarter ended December 31, 2004, the Company staked an additional 36,350 hectares in the Witch Lake region, over areas prospective for porphyry gold-copper targets in a region underlain by Jurassic Takla Group and Chuchi Group volcanic and sedimentary rocks intruded by Triassic to Cretaceous intrusive rocks. These claims reach to the south of the Mt. Milligan deposit (measured and indicated resource of 408 million tones containing 0.18% copper and 0.40 g/t gold – Placer Dome 2003 Annual Report) and comprise the Chona, Kal, M2, M3, M4, M5, Tsil and additional Witch claims. In November 2004, the Kal, M2, M3, M4, M5 and Tsil properties became subject to a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.” These claims were surveyed by geophysical techniques then tested by drilling during fiscal 2005. An evaluation of these results was completed, indicating that no further exploration by the Company was warranted, and the M2, M4, M5 Kal and Tsil claims were allowed to lapse in 2005.

During the quarter ended March 31, 2005, the Company registered an additional 31,611 hectares in the same region (the Chica, additional Chona, Tchent, Wolf and Xander claims). During the 2005 exploration season, the Company performed extensive detailed geophysical and geochemical surveys on the properties and selected drill targets exhibiting the types of anomalies characteristic of porphyry gold-copper deposits. The Company completed a program of nine drill holes (964 meters) in October 2005. No significant results were obtained from the drilling.

The Company has filed assessment work on 21,025 hectares of the Chona claims to maintain this area in good standing. In addition, the Company is holding an additional 1,050 hectares of the Witch and Chona claims that are in good standing.

Natlan Property, British Columbia, Canada

In October 2004, the Company signed a Letter of Intent to enter into an option agreement to acquire the Natlan gold property located 25 kilometers northeast of Hazelton. In October 2004, the Company staked an additional 1,400 hectares of claims in the area of common interest surrounding the original property that was included in the terms of the Letter.

In March 2005, a definitive option agreement was signed, whereby the Company could purchase 100% of the Natlan gold property by making staged cash payments totaling $500,000 over five years, of which $10,000 was paid. The property was subject to a 2% NSR, which could be purchased by the Company for $2 million.

The Natlan property features a gold (and associated indicator elements) geochemical anomaly in an area of Early Jurassic to Late Cretaceous Bowser Lake Group sedimentary rocks that have been intruded by late Cretaceous Bulkley plutonic rocks. Work during the 2005 exploration season included a soil geochemical survey and drilling. Anomalous soil and rock conditions were encountered during the work; however, no economic mineralization was found. The Company terminated the option agreement during the fiscal quarter ended December 31, 2005.

Cariboo Properties, British Columbia, Canada

In February and March 2004, the Company staked the 2,000 hectare Crystal Property, the 2,000 hectare Orr Property, the 1,125 hectare Hook Property, the 2,125 Sky Property and the 2,175 hectare Jim Property. The Crystal and Orr claims are located approximately 45 kilometers southeast and 35 kilometers southeast, respectively, of the town of 100 Mile House. The Hook, Sky and Jim Properties are located 12 kilometers northeast, 15 kilometers northwest and 6 kilometers northeast, respectively, of the town of Horsefly. Subsequently, the Company added, by staking, 100 hectares in four claims to the Jim property and 2,500 hectares in five claims to the Crystal property.

The geological setting consists of Mesozoic Nicola Group volcanic and sedimentary rocks in the vicinity of Triassic and Jurassic intrusive plugs and stocks, a setting known to be prospective for porphyry gold-copper occurrences. The target areas are defined by airborne magnetometer geophysical anomalies. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out in May and June of 2004.

In November 2004, the Crystal and Hook properties became the subject to a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.”

During the quarter ended December 31, 2004, reconnaissance drilling was performed on the Orr, Hook and Crystal properties to characterize a number of geophysical anomalies present on the properties. An evaluation of these results was completed and the Company and Rockwell determined that they had no further interest in the Crystal property. The Company also determined that the results on the Orr property did not warrant further exploration.

During the fiscal year ended March 31, 2005, a portion of the Crystal property and the Orr property were allowed to lapse. In April 2005, the remainder of the Crystal property and the Sky property were allowed to lapse.

In March 2005, the Company entered into an agreement with Wildrose Resources Ltd., whereby the Hook and Jim properties were sold to Wildrose for the sum of $10 and the right, in favour of the Company and Rockwell, to enter into an option agreement to purchase Wildrose’s Cowtrail and Pat claims, also located in the Cariboo region near Horsefly. The Company and Rockwell did not exercise the right to enter into the option agreement.

In November 2004, the Company staked the Giff, Naud and Tin properties comprising 5,196 hectares located in the Cariboo region approximately 85 kilometers east of Williams Lake, to cover regional geophysical targets prospective for porphyry gold-copper-molybdenum deposits. In February 2005 the Company registered the Magoro, RS, Tisdall and TKL properties, comprising a total of 7,462 hectares, in the same area.

These properties were explored during the calendar 2005 field season using geological, geochemical and geophysical techniques. The results of the surveys did not warrant drilling the properties and no further work will be done by the Company. The Giff, Naud, Tin, Magoro, RS, Tisdall and TKL properties have been allowed to lapse.

In May 2005, the Company entered into an option agreement with Taseko Mines Limited, a public company with certain directors in common with the Company, to earn a 50% interest in the Wasp and Anvil properties. The Company will be the operator and can acquire its interest by incurring $150,000 of exploration expenditures over a two year period.

The Wasp and Anvil properties are located approximately 15 kilometers southeast of Taseko’s Prosperity project, situated 130 kilometers southwest of Williams Lake. The Prosperity project hosts a large porphyry gold-copper deposit.

The Company performed a geological reconnaissance survey on the Wasp property during calendar 2005 and plans to perform a geological reconnaissance survey on the Anvil property during calendar 2006.

Max Property, British Columbia, Canada

In January 2005, the Company entered into an agreement whereby it obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims located 65 kilometers northeast of Kamloops, by making staged cash payments totaling $135,000 and issuing 200,000 common shares of the Company over a period of 2 years, of which $60,000 has been paid and 50,000 common shares have been issued to June 30, 2005. The agreement included a 2% net smelter royalty payable from production on the property, which royalty was purchasable by the Company for $1 million.

The Homestake/Kamad property hosts a precious metals rich volcanogenic massive sulphide occurrence containing barite, silver and base metals. The property has been explored intermittently in the past by surface and underground work. The Company performed a first phase of drilling on the property during the period January to March 2005. A total of 13 holes were drilled comprising 2,728 meters. At least two precious metals-rich, volcanogenic massive sulphide horizons containing silver, gold, copper, lead, zinc and barite were intersected. The two sub-parallel mineralized horizons trend northwest and dip at shallow to moderate angles to the northeast. A lower mineralized horizon lies approximately 40 meters below the upper horizon. The thirteen holes (MX5-01 to MX5-13) traced the mineralized horizons approximately 300 meters down dip.

In December 2004, the Company entered into a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) for an option to acquire a 60% joint venture position with Eagle Plains to develop the 5,075 hectare Acacia property that is contiguous with and surrounds the Homestake/Kamad claims. The Company could have acquired its interest by making staged payments totaling $125,000 and 350,000 common shares of the Company and by expending $2,500,000 in exploration and development work over the next four years. The Company could have increased its interest to 75% by carrying the project to feasibility. A definitive agreement was signed in April 2005. Initial cash payments of $25,000 and the issuance of 25,000 common shares of the Company were made. The Company was required to spend a minimum of $100,000 before April 2006 to maintain the option.

During February 2005, the Company staked an additional 3,245 hectares of claims in the area of common interest surrounding the original Acacia property that will be included in the terms of the agreement.

The Acacia property is underlain by the Paleozoic Eagle Bay Assemblage comprising metamorphosed volcanic and sedimentary rocks, known to host the nearby Samatosum and Rea precious and base metals volcanogenic massive sulphide deposits.

The Company performed an additional drilling program on the Homestake and Acacia properties in September and October 2005. Three NQ2 diamond core holes (993 meters) were drilled toward the east of holes MX5-01 to MX5-13 to further test the faulted extensions of the polymetallic massive sulphide and barite lenses. The mineralized horizons were intersected by the drill holes, yielding geochemically anomalous precious and base metal results. These results were reviewed by the Company’s personnel and it was determined that no further work would be performed on the property.

The Company has given notice of termination of the option agreements on the Homestake/Kamad property and the Acacia property.

Tulox Property, British Columbia, Canada

The Tulox property, located in the Cariboo region, comprising 20,726 hectares, was registered for acquisition during the period July 2005 to March 2006 to cover multi-element regional stream sediment geochemical anomalies.

Follow-up work by the Company comprised geological mapping, soil and stream sediment geochemical surveys and prospecting. The source of the anomalies has not been located. The Company is performing additional surveys in fiscal 2007.

Iskut Properties, British Columbia, Canada

The Company registered for acquisition a total of 5,175 hectares in five properties in the Iskut River area of northwestern B.C. during the period August 2005 to March 2006. These properties comprise the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The Company also entered into a letter agreement in May 2006 with an arm’s length party, giving the Company the right to explore the 2,302 hectare SEDEX property that adjoins the AA property, and the right to enter into a formal option agreement on or before December 31, 2006 to purchase the SEDEX property by paying the arm’s length party $100,000 and 265,000 shares of the Company in stages by

December 31, 2010. The purchase is subject to a 1.5% Net Smelter Royalty in favor of the arm’s length party, 0.5% of which can be purchased by the Company for $1,000,000. Advance royalty payments of $20,000 annually are payable to the arm’s length party commencing on or before December 31, 2011.

Geological and geochemical reconnaissance programs are being performed on the Iskut properties during calendar 2006.

Other

The Company also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon Territory, Canada, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no plans to undertake any programs on these properties.

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

Environmental Matters

Environmental matters for mineral exploration companies in British Columbia are administered by the Ministry of Energy, Mines and Petroleum Resources. The Company files notice of its work programs with the Ministry, and a bond is determined that will set aside sufficient cash to reclaim the exploration sites to their pre-exploration land use. Typically, no bond is required for exploration activities such as geological, geochemical and geophysical surveys. A bond is required for blasting, machine work and drilling. The required level of reclamation usually involves leaving the sites in a geo-technically stable condition, and grooming the sites to prevent forest fire hazards and to ensure that natural regeneration of previous plant species can progress over a reasonable period of time.

Exploration Activities during Fiscal 2006

Amarc’s exploration activities completed since the beginning of fiscal 2006 include the following:

Name of Mineral Property	Description of Exploration Activity
RAD and Sitka Properties

A geologic reconnaissance of the RAD property performed in 2004 confirmed that a historic induced polarization survey had adequately covered the target area and consequently no further exploration is planned at this time. A geological review of the Sitka property concluded that no further exploration work is warranted at this time. The RAD property is being held on assessment credits and the Sitka property has been allowed to lapse.

GBR Property

During the second quarter of fiscal 2005, the Company completed a preliminary exploration program on the property consisting of soil sampling, magnetometer and induced polarization surveys on the property. Results of the program were evaluated, and deemed to be not sufficiently positive to warrant further exploration by the Company. During fiscal 2006, after filing assessment work, Amarc terminated the GBR property agreement.

Spius Property

During fiscal 2005, the Company completed reconnaissance geologic surveys over the property. The Company completed an evaluation of the results of the surveys and concluded that the property did not warrant further exploration. During fiscal 2006, the Spius option agreement was terminated. The property was returned in good standing to the underlying vendors.

Witch Properties

The Company completed testing by geophysical surveys and reconnaissance drilling of the Kal, M2, M3, M4, M5 and Tsil properties during fiscal 2005. An evaluation of the results of this exploration resulted in the conclusion that the Kal, M2, M3, M4, M5 and Tsil properties did not warrant further exploration. Additional claims were registered for acquisition during fiscal 2006. Amarc performed extensive detailed geophysical and geochemical surveys on these properties and completed a program of nine drill holes (964 meters) in October 2005. No significant results were obtained by the drilling.

The Company has filed assessment work on 21,025 hectares of the Chona claims and is holding an additional 4,714 hectares of the Witch and Chona claims that are in good standing.

Name of Mineral Property	Description of Exploration Activity
Natlan Property

Amarc conducted a drill program comprising 387 meters in 2 holes to test a geochemical anomaly on the property. The results of the drilling did not warrant any further work on the property. The property was returned in good standing to the vendor.

Max Property

Amarc conducted drilling programs comprising 16 holes totaling 3,721 meters. At least two precious metals-rich, volcanogenic massive sulphide horizons containing silver, gold, copper, lead, zinc and barite were intersected; however, the drilling indicated that the tonnage potential of the deposit was limited. The properties were returned in good standing to the vendors.

Cariboo Properties

The Giff, Naud, Tin, Magoro, RS, Tisdall and TKL properties were explored in fiscal 2006 using geological, geochemical and geophysical techniques. No drill targets were identified and the properties have been allowed to lapse.

A geological reconnaissance survey was completed on the Wasp property, determining that no further work was warranted.

Tulox Property

The Tulox property was registered for acquisition during the period July 2005 to March 2006.

During fiscal 2006 the Company performed geological mapping, soil and stream sediment geochemical surveys and prospecting.

Iskut Properties	The Iskut Properties were registered for acquisition during the period August 2005 to March 2006.

Plan of Operations for Fiscal 2007

Amarc plans to complete the following exploration activities during fiscal 2007:

Name of Mineral Property	Planned Exploration Activity	Budget (Cdn$)
Tulox Property	The Company plans to perform soil geochemical surveys and prospecting on the Property.	100,000
Iskut Properties	The Company plans to perform geologic mapping, soil and stream sediment geochemical surveys, and prospecting and rock sampling on the Iskut Properties.	100,000
BC Initiative and Acquisitions Program	Research, planning, data compilation and business support, including the review, inspection and acquisition of key properties.	1,000,000
Total		1,200,000

Details of the planned exploration programs are included in Item 4.D of this Annual Report.

Amarc anticipates spending approximately $1.2 million in the completion of its planned exploration programs during fiscal 2007. Amarc plans to use its existing cash and working capital to fund these exploration programs. The Company completed significant private placement financings during 2003 and 2004 that enabled the Company to acquire interests in its British Columbia mineral properties and to proceed with exploration activities on these properties. During 2004 and 2005, the Company has raised additional financing through the exercise of previously outstanding options and share purchase warrants.

The Company had cash and cash equivalents of $4.5 million and working capital of $4.8 million as at March 31, 2006 and cash of approximately $4.2 million as at June 16, 2006.

C.           Organizational Structure

The Company operates directly and has no material subsidiaries.

D.           Property, plant and equipment

All of the Company’s properties are located in British Columbia. For further information about the Company’s mineral projects, see “Further Particulars of Amarc’s Properties” below. None of the projects have any material tangible fixed assets located thereon although there is still miscellaneous exploration equipment and motor vehicles held in Mexico.

E.           Further Particulars of Amarc’s Properties

The locations of the currently active properties, described in this section, are shown on Figure 1 below:

Figure 1. Location of British Columbia Properties

(1)           The Tulox Property, British Columbia

Property

The Tulox property comprises 21,000 hectares.

Location and Access

The Tulox property is located in the Bonaparte River area,, approximately 65 kilometers north-northwest of Kamloops, British Columbia. The property is accessed by a network of logging and ranching roads.

A map showing the location of the Tulox Property is provided below.

Figure 2. Location of Tulox Property

Geology

The Tulox Property is underlain primarily by Upper Triassic Nicola Group sedimentary and volcanic rocks intruded by Jurassic intrusive rocks. Parts of the property are covered by Miocene volcanic rocks.

Exploration in 2005 (Fiscal 2006)

Exploration work performed during fiscal 2006 comprised geological mapping, soil and stream sediment geochemical surveys and prospecting. Several anomalous areas were outlined.

Plan of Operation for 2006 (Fiscal 2007)

The Company plans to perform additional soil geochemical surveys and prospecting on the Tulox property.

(2)           The Iskut Properties, British Columbia

Property

The Iskut Properties comprise six properties, the AA, MEZ, TRI A, Copper 246 and Copper 152, totaling 5,175 hectares, as well as the 2,302 hectare SEDEX property.

Location and Access

The Iskut Properties are located adjacent to the Stewart-Cassiar highway from 170 kilometers to 380 kilometers north of Terrace, British Columbia.

A map showing the location and access to the Iskut Properties is provided below:

Copper 152
Copper 246
Stikine River
Iskut
Klappan
River
N
Bowser
Lake
TriA
AA
MEZ
Meziadin
Lake
ALASKA
Stewart
0
25
kilometres
Claim boundary
Paved road
Gravel road
Glacier
B.C. border
6425000 mN
6400000 mN
6375000 mN
6350000 mN
6325000 mN
6300000 mN
6275000 mN
6250000 mN
6225000 mN
6200000 mN
400000 mE
425000 mE
450000
475000
500000 mE
525000 mE
550000 mE

Figure 3. Location of Iskut Properties

Geology

The AA/SEDEX, MEZ and TRI A properties are underlain by Middle to Upper Jurassic Bowser Lake Group sandstones, siltstones and conglomerates of the Ritchie-Alger Assemblage. The Copper 152 property is underlain by unnamed Middle Triassic undivided volcanic rocks and the Copper 246 property is underlain by Paleozoic limestone and marine sedimentary and volcanic rocks in contact with Lower to Middle Jurassic Hazelton Group calc-alkaline volcanic rocks.

Plan of Operation for fiscal 2007

The properties will be the subject of reconnaissance geological, geochemical and prospecting surveys to determine the nature of any future programs. The field portion of these programs is expected to cost Cdn$100,000.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities in accordance with Canadian generally accepted principles (“GAAP”). References should be made to note 10 to the annual consolidated financial statements which provide reconciliation between US GAAP and Canadian GAAP and their effect on the consolidated financial statements.

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

A.           RESULTS OF OPERATIONS

Year Ended March 31, 2006 (“2006”) versus Year Ended March 31, 2005 (“2005”)

The Company had net loss of $3,840,903 in 2006 compared to net loss of $8,627,639 in 2005. The loss in 2006 was lower as a result of decreased exploration expenditures in British Columbia. Excluding stock-based compensation and gain on sales of marketable securities, Amarc had a net loss in 2006 of $3,950,072, compared to a net loss of $8,213,162 in 2005.

Exploration expenses for 2006, excluding stock-based compensation, decreased to $3,012,825, from in $7,553,950 in 2005, due to a decrease in the number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2006 – $1,117,544; 2005 – $3,082,953) and site activities (2006 – $727,397; 2005 – $2,106,647). The decrease in geological expense during the year was due to wages paid for less geological and geophysical work conducted in 2006. Site activities decreased in 2006 due to less site contractors used by the Company for the Company’s exploration activities as several properties were allowed to lapse in the last two quarters of the year. Other exploration expenses include drilling (2006 – $260,900; 2005 – $708,953), charter air travel (2006 – $260,720; 2005 – $674,075), and assays and analysis (2006 – $205,889; 2005 – $455,737). Option payments related to mineral property interests decreased to $78,750 in 2006 from $99,400 in 2005.

Administrative costs for 2006 increased slightly in line with normal administrative activities and inflation. Salaries and benefits increased to $382,254 in 2006 from $356,841 in 2005. Office and administration increased to $137,155 in 2006 from $106,349 in 2005. Legal, accounting and audit increased slightly to $64,160 in 2006 from $63,521 in 2005. In contrast, shareholder communication costs decreased to $72,531 from $104,308 in 2005, and trust and filing decreased to $17,946 from $23,350 in 2005.

Interest and other income decreased to $129,852 in 2006 from $242,862 in 2005, reflecting a lower level of the average cash on hand during 2006 as compared to 2005.

The gain on sale of marketable securities was $92,887 in 2006, a slight increase in comparison to the gain of $81,554 in 2005. The gain in 2006 resulted mainly from the sale of shares of Yukon Zinc Corporation and Endurance Gold Corporation. The write down of marketable securities in 2006 totaled $190,392 (2005 - $6,667). The write down of accounts receivable in fiscal 2006 was $45,088 (2005 - $nil) as a result of the rejection by the Mexican government of the Company’s IVA returns for the calendar years from 1998 to 2000.

A total of $16,282 of stock-based compensation expense was recovered in 2006 in comparison of $496,031 of stock-based compensation expense recorded in 2005, as a result of a decrease in the Company's stock price.

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

The Company's exploration expenditures are comprised of expenses incurred in connection with the conduct of exploration programs on its British Columbia properties. The Company's exploration activities on these properties are discussed in Item 4.D of this Annual Report. The Company's exploration costs do not include stock based compensation associated with its exploration activities. Exploration expenses for 2005, excluding stock-based compensation, increased to $7,553,950, from $460,252 in 2004, due to an increase in the number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2005 – $3,082,953; 2004 – $291,248) and site activities (2005 – $2,106,647; 2004 – $40,078). The increase in geological expense during the year was due to higher wages paid for increased geological and geophysical work. Site activities increased in 2005 due to a higher number of site contractors used in the Company’s exploration activities. Other exploration expenses include drilling (2005 – $708,953; 2004 – $nil), charter air travel (2005 – $674,075; 2004 – $2,302), and assays and analysis (2005 – $455,737; 2004 – $115,662). Option payments related to mineral property interests increased to $99,400 in 2005 from $nil in 2004.

Office and administration expenses include amounts paid to HDI under the HDI Services Agreement relating to office and administration services provided by HDI. Administrative costs for 2005 increased in line with continued mineral property acquisitions and exploration during the year. Salaries and benefits increased to $356,841 in 2005 from $140,619 in 2004. Office and administration increased to $106,945 in 2005 from $28,468 in 2004. Shareholder communication increased to $104,308 from $21,495 in 2004. Legal, accounting and audit increased to $63,521 in 2005 from $53,913 in 2004.

Interest income increased to $242,862 in 2005 from $74,590 in 2004, reflecting a higher level of the average cash on reserve during 2005 as compared to 2004. The Company paid interest of $92,502 on flow-through shares issued in 2004.

The gain on sale of marketable securities was $81,554 in 2005, a significant decrease in comparison to the gain of $2,052,596 in 2004. The gain in 2004 resulted mainly from the sale of shares of Expatriate Resources Ltd. The write down of marketable securities in fiscal 2005 totaled $6,667 (2004 - $nil).

Stock-based compensation increased to $496,031 in 2005 from $407,363 in 2004, as a result of an increase in the Company's stock price.

B.           LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and cash equivalents of $4,537,933 and working capital of $4,833,727 as at March 31, 2006, compared to cash and equivalents of $7,335,379 and working capital of $7,017,106 as at March 31, 2005.

The Company did not have any long term liabilities as at March 31, 2006 or 2005 and does not have any long term liabilities as of the date of this Annual Report.

Planned Exploration Activities

The Company plans to apply its available cash and working capital to continue exploration of the Company's mineral properties. These planned exploration activities are summarized in Item 4.B of this Annual Report. At September 30, 2006, the Company had cash of approximately $3.9 million. The Company anticipates that its cash and working capital will be sufficient to enable us to carry out the Company's planned exploration activities as well as for property maintenance requirements and administrative overhead for the next eight to ten months without obtaining additional financing.

Cash Used in Operating Activities

Cash used in operating activities was $4,625,140 in 2006, compared to $7,414,974 in 2005 and $817,048 in 2004. The decrease in cash used in operating activities in 2006 compared to 2005 and the increase compared to 2004 is attributable primarily to the Company’s exploration activities carried out on its British Columbia mineral properties. The Company anticipates continuing to use cash in its operating activities to carry out its exploration programs.

Cash Flows from Investing Activities

Cash provided by investing activities was $240,292 in 2006, compared to cash used in investing activities of $146,410 in 2005 and cash provided of $2,528,717 in 2004. Cash provided by investing activities in 2006 was attributable to the disposal of shares of Yukon Zinc Corporation and Endurance Gold Corporation. Cash used in investing activities in 2005 was due to the acquisitions of $168,000 in mineral property interests (2004 – $73,929) and a subscription to a private placement in Expatriate Resources Ltd. of $125,000. Cash used in 2005 was partially offset by proceeds received from the sale of marketable securities of $146,590. Cash generated from investing activities in 2004 was mainly attributable to the sale of common shares of Expatriate Resources Ltd. and StrataGold Corporation.

Cash Flows from Financing Activities

Cash flows from financing activities were $1,587,402 in 2006, compared to$1,172,090 in 2005, and $12,003,155 in 2004. Cash from financing activities in each year were attributable to common shares and share purchase warrants issued for cash.

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

The Company expects that several exploration programs will be carried out in 2006, as discussed in Items 4.B and 4.D of this Annual Report. These expenditures will result in a decrease in the Company's cash and working capital position unless the Company completes further equity financings during 2006, of which there is no assurance.

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and have averaged US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging approximately US$2.81/lb to the end of July.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$596/oz to the end of July.

E.           Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.           Tabular Disclosure of Contractual Obligations

As at fiscal year end March 31, 2006, the Company had the following contractual obligations:

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

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Position	Director Since

David J. Copeland	Director	September 1995

Scott D. Cousens	Director	September 1995

Robert A. Dickinson	Chairman and Director	April 1993

Jeffrey R. Mason	Secretary, Chief Financial Officer and Director	September 1995

Ronald W. Thiessen	President, Chief Executive Officer and Director	September 1995

Principal Occupation of Directors and Senior Management

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of the Company and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present

Company	Positions Held	From	To
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004

Company	Positions Held	From	To
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

RONALD THIESSEN, CA – Chief Executive Officer, President and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief	September 2000	Present

Company	Positions Held	From	To
Executive Officer
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	April 2006
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief	November 2000	Present
Executive Officer
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

B.           Compensation

Compensation of Directors

There is no arrangement under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

Compensation of Senior Management

Ronald W. Thiessen, President and Chief Executive Officer, Jeffrey R. Mason, Chief Financial Officer and Secretary and Robert A. Dickinson, Chairman and Director are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen Chief Executive Officer, President	2006 2005 2004	155,127 75,092 18,268	Nil Nil Nil	Nil Nil Nil	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer, Secretary	2006 2005 2004	92,835 56,519 14,054	Nil Nil Nil	Nil Nil Nil	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert A. Dickinson Chairman and Director	2005 2005 2004	95,574 20,771 4,583	Nil Nil Nil	Nil Nil Nil	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

No option was granted during the year, and no option was outstanding as at March 31, 2006 and the date of this Annual Report.

The only equity compensation plan which the Company has in place is the share option plan (the “Plan”) which was previously approved by shareholders on September 21, 2004 and confirmed by the shareholders on September 28, 2006. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares under the Plan. As at September 30, 2006 there are no options outstanding. All options expire on a date not later than five years after the date of grant of such option.

Pension Plans

There are no defined pension, benefit or actuarial plans in place.

C.            Board Practices

All directors were elected at the September 28, 2006 annual general meeting. All directors have a term of office expiring at the next annual general meeting of Amarc, and all officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no compensatory plan(s) or arrangement(s), with respect to the directors and officers of the Company resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the directors’ or officers’ responsibilities following a change in control.

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1.      Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways including by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

The directors of the Company are not independent.

2.      Other Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

3.     Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

4.      Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company’s website and in addition has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5.      Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

6.      Compensation

The Board determines the compensation for the Chief Executive Officer. The directors receive no cash compensation for acting in their capacity as directors of the Company.

7.      Other Board Committees

The Board has no other committees other than the audit committee.

8.      Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committee. The Board and its committee have considered self-assessment procedures and may formalize procedures to accommodate this in the future. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

AUDIT COMMITTEE

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter was attached to the 2005 information circular and is also available at www.sedar.com and the Company’s website (www.amarcresources.com).

Composition of the Audit Committee

The members of the audit committee are David Copeland, Scott Cousens and Ronald Thiessen. All members are financially literate. A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, all recommendations of the audit committee to nominate or compensate an external auditor were adopted by the Board of Directors.

Reliance on Certain Exemptions

The Company’s auditors have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee ordinarily recommends the nomination and engagement of the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other non-audit services provided by the Company's auditors.

Any services provided by the Company's auditors which are not specifically included within the scope of the audit are pre-approved by the audit committee prior to engagement.

D.            Employees

At September 30, 2006, Amarc had no direct employees. Amarc’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (See Item 7 “Major Shareholders and Related Party Transactions”).

E.            Share Ownership

Security Holdings of Directors and Senior Management

As at September 30, 2006, the directors and officers of Amarc and their affiliates, directly and indirectly, own or control as a group an aggregate of 9,261,417 common shares (17.7%) .

The Company's directors and senior management currently beneficially own the following number of the Company's common shares and options:

		As a Percentage
	Shares Owned	of the Company's	Number of
	or Beneficially	Common Shares	Options
Name	Controlled	Outstanding	Held
David J. Copeland	869,500	1.7%	Nil
Scott D. Cousens	540,500	1.0%	Nil
Robert A. Dickinson(1)	5,286,409	10.1%	Nil
Jeffrey R. Mason	1,396,000	2.7%	Nil
Ronald W. Thiessen	1,169,008	2.2%	Nil
Total	9,261,417	17.7%	Nil

Note:

(1)	Certain of these shares are held by United Mineral Services Ltd., a company controlled by Mr. Dickinson.

Share Option Plan

As at September 30, 2006 no options were outstanding pursuant to the Company's Share Option Plan, which reserves up to 10% of the Company's outstanding common at any time for issuance.

Material Terms of the Company's Current Share Option Plan

The following is a summary of the material terms of the Company's current Share Option Plan:

(a)	all options granted under the Share Option Plan are non-assignable and non-transferable and for a period of no greater than ten years;

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

As of September 30, 2006, Amarc had authorized unlimited common shares without par value of which 52,459,473 were issued and outstanding.

The following table lists those persons who are known by Amarc to beneficially own more than 5% of Amarc’s common shares and the number of shares beneficially owned by each such shareholder, each as of September 30, 2006:

Shareholder	Number of Shares	Percentage of total
		outstanding shares
CDS & Co. (1)	41,683,809	79.5%
Cede & Co.	2,946,706	5.6%
Robert A. Dickinson (and	5,286,409	10.1%
companies controlled by him)

Notes:
(1)

CDS is a clearing house for brokerage firms whose clients beneficially own the shares. Management of the Company is unaware of the beneficial ownership of the shares registered in the name of CDS although these figures may include shares of management held in brokerage houses.

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

As of September 30, 2006, to the best of the Company’s knowledge,

	Number of registered		Percentage of total
Location	shareholders of record	Number of shares	shares
Canada	18	49,328,367	94.0%
United States	8	3,030,306	5.8%
Other	2	100,800	0.2%
TOTALS	28	52,459,473	100.0%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.           Related Party Transactions

Except as disclosed below, Amarc has not, since the beginning of its last fiscal year ended March 31, 2006, and does not propose to:

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

Arrangements with Hunter Dickinson Inc.

The Company is party to the geological and administrative services agreement with HDI dated for reference December 31, 1996. During the fiscal year ended March 31, 2006, the Company paid $1,377,312 to HDI for services and reimbursements of third party disbursements pursuant to this agreement.

HDI is a private company owned equally by nine publicly traded exploration and mining companies (one of which is the Company) and is managed by persons who include directors of the Company.

HDI is one of the largest independent mining exploration groups in North America and as of September 30, 2006, employed or retained on a substantially full-time basis, 23 geoscientists, including seven with advanced degrees (two PhD’s and five M.Sc’s), eight professional geologists (PGeo), and four professional engineers (PEng); six engineers, including four mining engineers and one civil engineer, all with professional engineer designations; one professional agrologist, one biologist (MSc); 11 accountants (including six Chartered Accountants, one CMA and two CGAs) and 28 administrative and support personnel.

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects, such as the Company's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers.

The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice. HDI is managed by the directors of the Company, who are generally the controlling directors of the other corporate participants in the arrangements with HDI.

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

Taseko Mines Limited

In May 2005, the Company entered into an option agreement with Taseko Mines Limited (“Taseko”), a public company with certain directors in common with the Company, to earn a 50% interest in the Wasp and Anvil projects, by incurring $150,000 of exploration expenditures over a two year period. The Wasp and Anvil projects are located approximately 15 kilometers southeast of Taseko’s Prosperity project, which is situated 130 kilometers southwest of Williams Lake.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Amarc’s audited annual consolidated financial statements for the fiscal years ending March 31, 2006, 2005, and 2004.

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

A.           Offer and Listing Details

Trading Markets

Our common shares have been listed in Canada on the TSX Venture Exchange since August 1995.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture Exchange.

	TSX Venture Exchange
	High	Low
Fiscal	(Cdn$)	(Cdn$)
2006	0.47	0.22
2005	0.75	0.43
2004	0.99	0.11
2003	0.89	0.15
2002	0.75	0.37

	TSX Venture Exchange
	High	Low
Fiscal	(Cdn$)	(Cdn$)

Q2, 2007	0.39	0.31
Q1, 2007	0.50	0.35
Q4, 2006	0.44	0.28
Q3, 2006	0.40	0.22
Q2, 2006	0.40	0.27
Q1, 2006	0.47	0.32
Q4, 2005	0.60	0.43
Q3, 2005	0.74	0.53

	TSX Venture Exchange
	High	Low
Month	(Cdn$)	(Cdn$)

September 2006	0.35	0.31
August 2006	0.37	0.31
July 2006	0.39	0.31
June 2006	0.43	0.38
May 2006	0.50	0.37
April 2006	0.43	0.35

The Company's common shares have been traded in the U.S. on OTC Bulletin Board since June 2004.

The following tables set forth for the periods indicated the price history of the Company's common shares on the OTC Bulletin Board.

	OTCBB
	High	Low
Fiscal	(US$)	(US$)

2006	0.38	0.20
2005	0.60	0.34
2004	N/A	N/A
2003	N/A	N/A
2002	N/A	N/A

	OTCBB
	High	Low
Fiscal	(US$)	(US$)

Q2, 2007	0.35	0.28
Q1, 2007	0.46	0.30
Q4, 2006	0.38	0.20
Q3, 2006	0.35	0.20
Q2, 2006	0.35	0.21
Q1, 2006	0.38	0.24
Q4, 2005	0.49	0.35
Q3, 2005	0.58	0.43

	OTCBB
	High	Low
Month	(US$)	(US$)

September 2006	0.32	0.28
August 2006	0.33	0.28
July 2006	0.35	0.28
June 2006	0.38	0.34
May 2006	0.46	0.28
April 2006	0.35	0.30

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

In March 2004, the Company Act (British Columbia) (the “BCCA”) was replaced by the Business Corporations Act (British Columbia) (the “BCA”). All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006. The directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA. Accordingly, the Company filed a Notice of Articles on October 2, 2004. The BCA approved the Company increased flexibility in the provisions of its governing documents. Accordingly, the adoption of this new form of Articles (“New Articles”) was also approved by shareholders at the annual general meeting held on October 12, 2005.

A summary of certain changes under the New Articles was discussed and filed in prior year with the Company’s filing on Form 20-F.

C.           Material Contracts

Amarc’s material contracts as of September 30, 2006 are:

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

(b)	Farmout Agreement with Rockwell Ventures Inc. dated November 2004.

(c)	Mineral Property Option Agreement between Amarc and EJB Enterprises dated January 2005.

(d)	Mineral Property Option Agreement between Amarc and Eagle Plains Resources dated April 2005.

(e)	Mineral Property Option Agreement between Amarc and Taseko Mines dated May 2005.

The about items were filed in previous years with the Company's filings on Form 20-F.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Amarc’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Amarc was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Amarc. An investment in the common shares of Amarc by a WTO Investor, or by a non-Canadian when Amarc was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds $250 million. A non-Canadian would acquire control of Amarc for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Amarc unless it could be established that, on the acquisition, Amarc was not controlled in fact by the acquirer through the ownership of the common shares.

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

This summary is based on the current provisions of the Tax Act including all regulations there under, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

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

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Amarc's issued shares of any class or series. If the shares of Amarc constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the nonresident must also file a Canadian income tax return reporting the disposition.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Amarc. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, the Company urges holders and prospective holders of common shares of Amarc to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Amarc, based upon their individual circumstances.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Amarc may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Amarc will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Amarc should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Amarc

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Amarc equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Amarc. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Amarc will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Amarc is owned, actually or constructively, by citizens or residents of the United

States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Amarc (“United States Shareholder”), Amarc could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Amarc which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Amarc attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Amarc does not believe that it currently qualifies as a CFC. However, there can be no assurance that Amarc will not be considered a CFC for the current or any future taxable year.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Amarc, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Amarc at 604-684-6365, attention: Shirley Main. Copies of Amarc’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com. . The Company's filings with the United States Securities and Exchange Commission are available for viewing at www.sec.gov.

I.           Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)           Transaction Risk and Currency Risk Management

Amarc’s operations do not employ financial instruments or derivatives which are market sensitive and Amarc does not have financial market risks.

(b)           Exchange Rate Sensitivity

Amarc’s administrative operations are in Canada. The Company typically holds most of its funds in Canadian dollars and typically acquires foreign currency on an as-needed basis and hence it is not significantly affected by exchange rate risk.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2006. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer, Ronald W. Thiessen, and the Company’s Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company’s periodic SEC filings. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

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

During the Company’s most recently completed fiscal year ended March 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

C.           Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm, De Visser Gray for various services.

Services:	Year ended March 31, 2006	Year ended March 31, 2005
Audit Fees (1) Audit-Related Fees (2) Tax Fees (3) All Other Fees (4)	$ 15,000	$ 11,500
	–	375
	–	1,000
	–	–
	$ 15,000	$ 12,875

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

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

D.           Exemptions from Listing Standards for Audit Committees

Not applicable.

E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following audited financial statements are included with this Annual Report:

(1)	Auditors’ Report dated July 7, 2006;

(2)	Consolidated Balance Sheets as at March 31, 2006, and 2005;

(3)	Consolidated Statements of Operations and Deficit for the years ended March 31, 2006, 2005 and 2004;

(4)	Consolidated Statements of Cash Flows for the years ended March 31, 2006, 2005 and 2004; and

(5)	Notes to the Consolidated Financial Statements.

ITEM 18	FINANCIAL STATEMENTS

Amarc has elected to provide financial statements required by Item 17.

ITEM 19	EXHIBITS

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit	Description

12.1	Certification pursuant to Rule 13a-14(A)/15d-14(A) of Chief Executive Officer.

12.2	Certification pursuant to Rule 13a-14(A)/15d-14(A) of Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.

99.1

Consolidated balance sheets as at March 31, 2006 and 2005; consolidated statements of operations and deficit, cash flows and notes thereto for the year ended March 31, 2006, 2005, and 2004, together with Report of Independent Public Accounting Firm;

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMARC RESOURCES LTD.

/s/ Jeffrey R. Mason
_____________________________________________
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED: September 30, 2006