Form 20-F
period 2007-03-31
AMARC RESOURCES LTD
filed 2007-09-28
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to _______________

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

62,949,473 common shares as of March 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] Yes [ x ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ] Yes [ x ] No

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ x ] Yes [   ] No

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 126-2 of the Exchange Act. (check one):

     Large accelerated [   ]     Filer Accelerated Filer [   ]     Non-accelerated Filer [ x ]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [ x ]   Item 18 [   ]

If this is an annual report, indicate by check mark whether registrant is a shell company (as defined in Rule 126-2 of the Exchange Act).

Yes [   ]     No [ x ]

GENERAL

In this Annual Report on Form 20-F, all references to “we”, “Amarc” and the “Company” refer to Amarc Resources Ltd. and its consolidated subsidiaries.

The Company uses the Canadian dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of September 24, 2007 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

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

The following tables summarize selected financial data for Amarc extracted from the Company's audited consolidated financial statements for the last five years ended March 31, 2007, 2006, 2005, 2004 and 2003.

The Company’s annual financial statements have been audited by its current independent registered public accounting firm, De Visser Gray LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 11 to the 2007 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) as they relate to Amarc and a reconciliation to US GAAP of Amarc’s consolidated financial statements.

The following selected financial data is presented in Canadian dollars.

BALANCE SHEET DATA

(C$000)		As at March 31,
	2007	2006	2005	2004	2003
Plant and Equipment, Net
Canadian and US GAAP	$25	$37	$47	$60	$77
Mineral Property Interests
Canadian and US GAAP	–	98	156	74	–
Total Assets
Canadian GAAP	8,768	5,007	8,091	14,188	1,019
US GAAP	8,768	5,007	8,100	14,272	1,019
Total Liabilities
Canadian and US GAAP	78	38	871	183	256
Working Capital
Canadian GAAP	8,665	4,834	7,017	13,871	616
US GAAP	8,665	4,834	7,025	13,955	616
Share Capital
Canadian and US GAAP	27,287	23,997	22,388	20,639	8,636
Contributed Surplus
Canadian and US GAAP	2,295	488	507	413	6
Deficit
Canadian GAAP	(20,892)	(19,515)	(15,675)	(7,047)	(7,878)
US GAAP	$(20,892)	$(19,515)	$(15,667)	$(6,963)	$(7,878)

(C$000)		As at March 31,
	2007	2006	2005	2004	2003
Net Assets
Canadian GAAP	$8,690	$4,969	$7,220	$14,005	$763
US GAAP	8,690	4,969	7,229	14,089	763
Shareholders’ Equity
Canadian GAAP	8,690	4,969	7,220	14,005	763
US GAAP	$8,690	$4,969	$7,229	$14,089	$763

STATEMENT OF OPERATIONS DATA

(C$000, except per share amounts)		Year Ended March 31,
	2007	2006	2005	2004	2003
Interest and other income	$(334)	$(130)	$(243)	$(75)	$(5)
General and administrative expenses	615	819	719	418	789
Exploration expenditures	1,033	3,012	7,554	460	405
Stock based compensation (recovery)	–	(16)	496	407	6
Foreign exchange (gain) loss	(38)	3	8	10	65
Loss (gain) on marketable securities
Canadian GAAP	–	(92)	(82)	(2,053)	20
US GAAP	–	(84)	(6)	(2,137)	–
Loss on sale of equipment	2	–	–	–	–
Write down of accounts receivable	–	45	–	–	–
Write down of mineral property interest	98	10	76	–	–
Write down of marketable securities	–	190	7	–	581
Interest expense on flow-through shares	–	–	93	–	–
Net loss (income) for the year
Canadian GAAP	1,376	3,841	8,628	(831)	1,855
US GAAP	$1,376	$3,849	$8,704	$(916)	$1,855
Basic and diluted net income (loss) per
share
Canadian GAAP	(0.03)	(0.08)	(0.19)	0.04	(0.12)
US GAAP	(0.03)	(0.08)	(0.19)	0.04	(0.12)
Weighted average number of common
shares outstanding	54,557,473	49,880,651	45,168,411	21,421,096	15,170,448

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 11, which reconciles Canadian GAAP to US GAAP.

The Company has not declared or paid any cash or other dividends.

Currency and Exchange Rates

On September 24, 2007, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$1.0012. The following tables set out the exchange rates, based on noon rates as the nominal quotations by the Bank of Canada website, www.bankofcanada.ca for the conversion of Canadian Dollars into U.S. Dollars.

		For year ended March 31
	2007	2006	2005	2004	2003
End of Period	$1.1529	$1.1671	$1.2096	$1.3105	$1.4693
Average for the Period	$1.1417	$1.1933	$1.2786	$1.3530	$1.5492
High for the Period	$1.1878	$1.2555	$1.3783	$1.4585	$1.5814
Low for the Period	$1.0948	$1.1489	$1.1961	$1.2960	$1.4759

Monthly High and Low Exchange Rate (Canadian Dollars per US Dollar)
	High	Low
September 2007 (until September 24, 2007)	1.0595	0.9960
August 2007	1.0701	1.0341
July 2007	1.0660	1.0341
June 2007	1.0760	1.0536
May 2007	1.1163	1.0666
April 2007	1.1600	1.1048

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company files with the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced by the Company. Additional risks that management is aware of or that the Company currently believes are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of his investment.

The exploration for and development of mineral deposits involves significant risks.

Resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Company's mineral properties and there is no certainty that the expenditures to be made by Amarc in the exploration of the Company's mineral properties will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Amarc will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Amarc not receiving an adequate return on invested capital.

The Company does not currently have any properties on which mineral resources or mineral reserves have been outlined.

Amarc’s properties have not produced any commercial reserves or ore body.

All of the Company's mineral projects are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. There can be no assurance that a commercially mineable ore body exists on any of the Company's properties. There is no certainty that any expenditure made in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economically viable. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company will be required to raise substantial additional funding.

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

Although at March 31, 2007 the Company had working capital of approximately $8.7 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc’s assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

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

Amarc’s exploration activities are regulated in all countries in which the Company operates under various federal, state, provincial and local laws relating to the protection of the environment, which generally includes air and water quality, hazardous waste management and reclamation. Environmental hazards may exist on the properties in which the Company holds interests which are unknown to Amarc at present and which have been caused by previous or existing owners or operators of the properties. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Delays in obtaining or failure to obtain government permits and approvals may adversely impact the Company's operations. The regulatory environment in which the Company operates could change in ways that would substantially increase costs to achieve compliance, or otherwise could have a material adverse effect on the Company's operations or financial position. In particular, the Company's operations and exploration activities in British Columbia are subject to national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. There can be no certainty that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at the Company's projects.

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

Some of the Company's directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with us. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). In order to avoid the possible conflict of interest which may arise between the directors’ duties to Amarc and their duties to the other companies on whose boards they serve, the Company's directors and officers have agreed that participation in other business ventures offered to them will be allocated between the various companies on the basis of prudent business judgment, and the relative financial abilities and needs of the companies to participate.

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

As of September 24, 2007, Amarc has no share purchase options outstanding and 10,140,000 share purchase warrants outstanding. However, Amarc does have a share purchase option plan which allows the management to issue options to its employees and non employees based on the policies of the Company. If the options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

Penny Stock Classification Could Affect the Marketability of the Company's Common Stock and Shareholders Could Find It Difficult to Sell Their Stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

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

COMPANY DEVELOPMENT

Amarc has been engaged in the acquisition and exploration of mineral properties since incorporation. The Company is presently engaged in active exploration of a number of early stage exploration properties, located in British Columbia, Canada. All of the Company’s mineral properties are in the exploration stage.

The acquisition of these properties and the important developments in Amarc’s ownership of these properties are summarized below:

Sitlika Properties, British Columbia, Canada (Bodine Property is now part of these properties)

In December 2006, Amarc announced that it had acquired, by Option Agreement and staking, six exploration properties located in central British Columbia, approximately 110 kilometers northeast of Smithers. These properties comprise approximately 1,100 square kilometers and include the Bodine, Megamine, Megamine South, Polymet, Polymet East and Polymet South claims.

Property Agreement

On November 14, 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years, of which $25,000 was paid in December 2006. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth to the fifteenth year of the agreement.

Pinchi Gold Properties, British Columbia, Canada

The Company registered a total of 528 square kilometers in four properties northwest of Fort St. James in central B.C., during the period December 27, 2006 to April 20, 2007. These properties comprise the Calex, Grand, Grandnorth and Petite.

The Company is performing exploration during the 2007 field season in order to define drill targets.

Tulox Property, British Columbia, Canada

The Tulox gold property, located in the Cariboo region and comprising 252 square kilometers, was acquired during the period July 2005 to March 2007.

On May 7, 2007, the Company completed the sale of the Tulox property for consideration of 10,000,000 common shares of Sitec Ventures Corp. (“Sitec”), subject to certain conditions. The Company will also receive a 3% net smelter royalty return following the commencement of commercial production on the property. The Company also received a "Back In Right" whereby, on completion of $5,000,000 of exploration expenditures on the property by Sitec, the Company will have 90 days during which it can acquire a 60% interest in the property by agreeing to complete a further $10,000,000 of exploration expenditures on the property.

The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mosozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property is anomalous in gold and gold indicator elements.

Buck Property, British Columbia, Canada

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Buck mineral property. The 47.5 square kilometer Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of: staking the property, line-cutting to establish a survey grid over it and performing an induced polarization geophysical survey on the property.

During the fiscal year ended March 31, 2007, the Company allowed the property to lapse and a write down of $55,929 to the Buck property interest was recorded.

RAD Property, British Columbia, Canada

In January 2004, the Company entered into an agreement to acquire a 100% interest in the RAD property from United Mineral Services Ltd., by reimbursing the staking cost of $8,000. The 20 square kilometer RAD property, located 250 kilometers west of Williams Lake, geologically comprises Jurassic tuffs and volcanic breccia, Upper Cretaceous andesites and basaltic breccias, and overlying Tertiary basalts and andesites. A geologic reconnaissance performed in 2004 confirmed that a historic induced polarization survey had adequately covered the target area and, consequently, no further exploration is planned at this time. The Company plans to allow the property to lapse.

The Nechako Gold Project (formerly, the "BOB" and "JMD" Properties), British Columbia, Canada

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Nechako mineral property. The 13 square kilometer Nechako property, located 80 kilometers west of Quesnel, was acquired by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were not due to be issued until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures on the property.

In November 2004, the Company signed an option agreement, whereby Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, can acquire a 60% interest in the property by issuing to the Company 250,000 shares in Endurance Gold, and by incurring $250,000 in exploration work on the property over the next three years. The agreement was conditional upon Endurance Gold becoming a publicly-listed company, a condition that was fulfilled on July 27, 2005 when it listed on the TSX Venture Exchange. On August 18, 2005, the Company received its first payment of 50,000 common shares of Endurance Gold at a deemed price of $0.23 per share. This $11,500 was credited against the acquisition cost of the property.

At the end of the option period, the Company and Endurance Gold could enter into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties from whom the property was acquired waived their right to the 50,000 shares of the Company referred to above.

Since January 2005, Endurance Gold registered an additional 33 square kilometers of mineral claims within the area of common interest surrounding the property. These will form part of the property and are subject to the terms of the agreement with Endurance Gold.

Endurance Gold has performed geological, geochemical and geophysical surveys on the property as well as performing a 422-metre drilling program during November and December 2005. As a result of the expenditures incurred during these programs, Endurance Gold completed the $250,000 exploration expenditure requirement of the option agreement. The Company received an additional payment of 200,000 common shares of Endurance Gold in December 2005. Endurance Gold has therefore completed its requirements for vesting its 60% interest in the property.

The Company reviewed Endurance Gold’s exploration results and elected not to participate in the additional expenditures required to complete the drilling in December 2005. As a result, the Company’s interest in the property was reduced to 32.61% . No further work has been performed on the property by the joint venture since December 2005. During the year ended March 31, 2007, the Company wrote off the remaining costs of $42,500 related to the property.

The Witch Properties, British Columbia, Canada

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 46 square kilometers and was located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. The Company added to the property by staking an additional 17.5 square kilometers in four claims.

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

During the quarter ended December 31, 2004, the Company staked an additional 364 square kilometers in the Witch Lake region, over areas prospective for porphyry gold-copper targets in a region underlain by Jurassic Takla Group and Chuchi Group volcanic and sedimentary rocks intruded by Triassic to Cretaceous intrusive rocks. These claims reach to the south of the Mt. Milligan deposit (measured and indicated resource of 417 million tonnes containing 0.21% copper and 0.41 g/t gold – Terrane Metals Corp. news release, August 21, 2007) and comprise the Chona, Kal, M2, M3, M4, M5, Tsil and additional Witch claims. In November 2004, the Kal, M2, M3, M4, M5 and Tsil properties became subject to a farm out agreement with Rockwell Diamonds Inc., formerly Rockwell Ventures Inc. These claims were surveyed by geophysical techniques then tested by drilling during fiscal 2005. An evaluation of these results was completed, indicating that no further exploration by the Company was warranted, and the M2, M4, M5, Kal and Tsil claims were allowed to lapse in 2005.

During the quarter ended March 31, 2005, the Company registered an additional 316 square kilometers in the same region (the Chica, additional Chona, Tchent, Wolf and Xander claims). During the 2005 exploration season, the Company performed extensive detailed geophysical and geochemical surveys on the properties and selected drill targets exhibiting the types of anomalies characteristic of porphyry gold-copper deposits. The Company completed a program of nine drill holes (964 meters) in October 2005. No significant results were obtained from the drilling.

On January 12, 2007, the Company held 13 square kilometers of the Chona claims in good standing, at which time the property was sold to an arm’s length purchaser for the sum of $500. Amarc retains a 2.5% net smelter royalty on production from the property, which can be bought by the purchaser for $2.5 million. As at year end March 31, 2007, all of the Company’s Witch and Chona claims had either been sold or had lapsed.

Iskut Properties, British Columbia, Canada

The Company registered for acquisition a total of 52 square kilometers in five properties in the Iskut River area of northwestern B.C. during the period August 2005 to March 2006. These properties comprise the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The Company also entered into a Letter Agreement in May 2006 with an arm’s length party, giving the Company the right to explore the 23 square kilometer SEDEX property that adjoins the AA property, and the right to enter into a formal option agreement on or before December 31, 2006 to purchase the SEDEX property, by paying the arm’s length party $100,000 and 265,000 shares of the Company, in stages, by December 31, 2010. The purchase was subject to a 1.5% net smelter royalty in favor of the arm’s length party, 0.5% of which could be purchased by the Company for $1,000,000. Advance royalty payments of $20,000 annually were payable to the arm’s length party commencing on or before December 31, 2011.

During the 2007 fiscal year, as a result of exploration programs performed on the Iskut properties, the Company concluded that no further work was warranted on the properties. On December 6, 2006, the Company terminated the SEDEX Letter Agreement and vended the AA property to the original arm’s length SEDEX owner. Amarc retains a 1.5% net smelter royalty on production from the AA property, 0.5% of which can be purchased by the arm's length party for $1,000,000. The Company plans to let the remainder of the properties lapse.

Other

The Company also has a 5% net profits interest in the 46 mineral claims comprising the Ana Property in the Yukon Territory, Canada, and a 2.5% net profits interest in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no plans to undertake any programs on these properties.

B.	BUSINESS OVERVIEW

Amarc is in the business of acquiring and exploring mineral exploration properties. Amarc is currently focusing on exploration in British Columbia, Canada. The Company has assembled a portfolio of projects through option agreements and ground staking and is carrying out preliminary exploration programs on high priority targets, with the objective of ascertaining whether any of the properties possess commercially viable mineral deposits.

British Columbia Mineral Tenure

On January 12, 2005, the Province of British Columbia adopted a new on-line mineral tenure system that includes mineral tenure acquisition and tenure maintenance procedures, as well as a method of converting previous format claims (legacy claims) to new format claims (cell claims). Most of the Company’s mineral tenures have been converted to cell claims resulting in new tenure numbers and slightly larger claim boundaries. Assessment work requirements will remain the same as previously, but will be stated as $4 per hectare per year during the first three years following location of the mineral claim, and $8 per hectare per year in the fourth and succeeding years.

Crown-granted mineral claim tenure is maintained by paying taxes on an annual basis. Unlike mineral claims, the taxes can be paid late, with penalties and interest. If the taxes remain unpaid after a specified period of time, the claims will revert to the Crown and will be subsequently made available for acquisition by normal procedures.

Environmental Matters

Environmental matters for mineral exploration companies in British Columbia are administered by the Ministry of Energy, Mines and Petroleum Resources. The Company files notice of its work programs with the Ministry, and a bond is determined that will set aside sufficient cash to reclaim the exploration sites to their pre-exploration land use. Typically, no bond is required for exploration activities such as geological, geochemical and geophysical surveys. A bond is required for blasting, machine work and drilling. The required level of reclamation usually involves leaving the sites in a geotechnically stable condition, and grooming the sites to prevent forest fire hazards and to ensure that natural regeneration of indigenous plant species can progress over a reasonable period of time.

Exploration Activities during Fiscal 2007

Amarc’s exploration activities completed since the beginning of fiscal 2007 include the following:

Name of Mineral Property	Description of Exploration Activity
Tulox Property

The Tulox property was registered during the period July 2005 to October 2006.

During fiscal 2007 the Company performed till sampling, airborne magnetometer surveys, geological mapping, grid based soil geochemical surveys and grid based induced polarization surveys.

The property has been sold to Sitec Ventures Corp. which will be responsible for the cost of on-going exploration, including drilling.

Iskut Properties

During fiscal 2007 the Company performed silt, soil and rock geochemical surveys on the Iskut Properties. A geological review of the Iskut properties concluded that no further exploration work was warranted.

Plan of Operations for Fiscal 2008

Amarc plans to complete the following exploration activities during fiscal 2008:

Name of Mineral Property	Planned Exploration Activity	Budget (Cdn$)
Sitlika Properties (Bodine Property is now part of this property)	The Company plans to perform geological, geochemical and geophysical surveys on the Properties during the 2007 season to delineate targets for drilling.	1,500,000
Pinchi Gold Properties	The Company plans to perform geological, geochemical and geophysical surveys on the Properties during the 2007 season to delineate targets for drilling.	600,000
BC Initiative and Acquisitions Program	Research, planning, data compilation and business support, including the review, inspection and acquisition of key properties.	200,000
Total		2,300,000

Details of the planned exploration programs are included in Item 4.E of this Annual Report.

Amarc anticipates spending approximately $2,300,000 in the completion of its planned exploration programs during fiscal 2008. Amarc plans to use its existing cash and working capital to fund these exploration programs. The Company completed a significant private placement financing during 2007 that enabled the Company to acquire interests in its British Columbia mineral properties and to proceed with exploration activities on these properties.

The Company had cash and cash equivalents of $2.9 million and working capital of $8.7 million as at March 31, 2007 and cash and cash equivalents of approximately $6.8 million and working capital of $6.7 million as at September 24, 2007.

C.	Organizational Structure

The Company operates directly and has no material subsidiaries.

D.	Property, plant and equipment

All of the Company’s properties are located in British Columbia. For further information about the Company’s mineral projects, see “Further Particulars of Amarc’s Properties” below. None of the projects have any material tangible fixed assets located thereon although there are still miscellaneous exploration equipment and motor vehicles held in Mexico.

E.	Further Particulars of Amarc’s Properties

The locations of the currently active properties, described in this section, are shown on Figures 1 and 2 below:

(1)	The Sitlika Properties, British Columbia (Bodine Propery is now part of this Property)

Property

The Sitlika properties comprise approximately 1,100 square kilometers and are made up of the Bodine, Megamine, Megamine South, Polymet, Polymet East and Polymet South groups of claims.

Name	Claim Numbers	Size (ha)
Bodine	506542, 525003, 525146-525148, 526151, 526976, 527676, 528235, 533360-
533366, 541517-541518, 541520-541522, 541524-541525, 541527, 541530-
541531, 541535, 541538-541539, 541563, 541565-541570, 541572-541574,
541576-541578, 541580, 541582-541585, 541587-541596, 541598-541599,
541624, 542892, 542900, 542913, 542915, 541917, 542919, 542921, 541923,

542926-542927, 542931, 542934, 542936, 541938, 54240, 542942, 542944,
542946, 542948, 542950, 542952, 546954, 542958, 542960, 542961, 542963,
546141-546147, 546284, 547224-547226, 547228, 547229, 547298, 547299,
547301, 559139, 542796-542822, 542824, 542826-542833, 545620-545651,
	545829, 545832	71,212
Megamine	544619-544673	18,582
Megamine South	544644-544675	6,002
Polymet	542761-542770, 546654-545666, 546096,-546098	10,966
Polymet East	545758-545766	3,387
Polymet South	545679, 545681, 545683, 545685, 545687, 545689	2,121

Location and Access

The Sitlika properties are located in the Omineca-Takla-Babine area, approximately 110 kilometers northeast of Smithers, British Columbia. The Bodine property is situated adjacent to the CNR-BC Rail line at Takla Landing and is traversed by a mainline industrial road and a network of forestry roads. Provincial grid power is located approximately 55 kilometers from this property.

See Figure 2 (above) for a map showing the location of the Sitlika Properties.

Geology

The Sitlika properties cover a 190 kilometer long belt of Permian to Jurassic gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), which showed that Sitlika rocks have the potential to host volcanogenic massive sulphide deposits.

The Sitlika rocks in this area are equivalent in age to the rocks hosting the Kutcho volcanogenic massive sulphide deposits in northern BC. Kutcho Creek, a pre-feasibility stage project, hosts several massive sulphide deposits. The largest and most advanced deposit is the Main deposit, with measured and indicated resources of 15.6 million tonnes grading 1.65% copper, 2.15% zinc, 26 grams silver and 0.3 grams gold per tonne, that is potentially amenable to open pit mining (Western Keltic Mines Inc. website, July 2007).

Exploration in 2006 (Fiscal 2007)

In the Sitlika area, results from stream sediment sampling have returned outstanding and regionally significant copper and zinc concentrations, ranging from 1650-3500 ppm copper and 1750-4000 ppm zinc, from a stream draining altered felsic volcanic rocks. Preliminary prospecting has uncovered a footwall-type stringer copper-zinc mineralized zone, like that typically associated with the formation of copper and zinc rich volcanic hosted massive sulphide deposits, within an iron oxide horizon which runs for up to 20 kilometers.

Preliminary property work by Amarc geologists confirmed the occurrence of felsic fragmental volcanic rocks and brecciated and layered sulphides on the Sitlika properties, which strongly indicate the potential to host a new volcanogenic massive sulphide district. Results of initial channel sampling at the Bodine property include: four samples that range from 2.84% to 7.40% copper over widths of 0.10 meter; and three sampled intervals that returned 1.79% copper over 2.90 meters, 1.37% copper over 2.35 meters and 2.38% copper over 1.00 meter.

Plan of Operation for 2007 (Fiscal 2008)

The Company is performing a significant program at Sitlika during the summer of 2007 that includes silt sampling, soil sampling, magnetometer surveys and induced polarization surveys to delineate targets for drilling. The cost of the program is expected to be $1.5 million.

(2)	The Pinchi Gold Property, British Columbia

Property

The Company registered a total of approximately 500 square kilometers in four properties northwest of Fort St. James in central B.C., during the period December 27, 2006 to April 20, 2007. These properties comprise the Calex, Grand, Grandnorth and Petite.

Name	Claim Numbers	Size (ha)
Calex	548530, 548531, 548539-548541	1,540
Grand	548040-548050, 548052-548069, 548071-548076, 548078-548089, 548091-548104, 548166-548172, 548174, 548176, 548178-548189, 548528, 548529, 548548-548550, 548778, 548780	39,566
Grandnorth	548564-548576, 548578-548579, 548581-548586, 548588-548596	11,684
Petit	548190, 548191	913

Location and Access

The Pinchi Gold property is located in the Omineca-Fort St. James area, approximately 100 kilometers northwest of Fort St. James, British Columbia. The property is well situated with respect to the CNR-BC Rail line and is traversed by a mainline industrial road and a network of forestry roads. Provincial grid power is located approximately 70 kilometers from the property.

See Figure 2 (above) for a map showing the location of the Pinchi Gold Property.

Geology

The property is underlain by Paleozoic limestones, sedimentary rocks and volcanic rocks that have been intruded by Mesozoic intrusive rocks. These geologic conditions are prospective for the formation of bulk tonnage Carbonate Replacement Gold Deposits.

Exploration in 2006 (Fiscal 2007)

Company geologists researched the mining and exploration history of the property.

Plan of Operation for 2007 (Fiscal 2008)

The Company is performing airborne and ground based geophysical surveys and grid based geochemical surveys during the 2007 field season in order to define drill targets. The cost of the program is expected to be $0.6 million.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Amarc is a mineral exploration company with a portfolio of active exploration projects located in British Columbia, Canada. The Company’s business strategy is the acquisition and exploration of mineral properties. None of the Company’s mineral properties have any reserves or have been proven to host mineralized material which can be said to be “ore” or feasibly economic at current metals prices. The Company incurs significant exploration expenditures as it carries out its business strategy. As Amarc is an exploration stage company, it does not have any revenues from its operations to offset its exploration expenditures. Accordingly, the Company’s ability to continue exploration of its properties will be contingent upon achieving additional financing.

Amarc’s financial statements are prepared on the basis that it will continue as a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations. Amarc’s financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities, in accordance with Canadian generally accepted principles ("GAAP"). References should be made to note 11 to the annual financial statements which provide a reconciliation of material measurement differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 3 of the accompanying audited consolidated financial statements for the year ended March 31, 2007 and a reconciliation of material measurement differences between these principles and US GAAP principles is shown in note 11.

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of buildings and equipment,
  the estimation of asset retirement obligations,
  the carrying values of future income tax assets and liabilities, and the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of mineral properties, and of buildings and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of mineral property interests, and buildings and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition.

Site restoration costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Future income tax assets and liabilities

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are computed based upon differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values. Future income tax assets also result from unused loss carry-forwards and other deductions and are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance, to reflect the estimated realizable amount.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. In addition, the Company may grant share purchase warrants to investors as part of private placement share offerings, with the value of such warrants initially charged to share capital. The Company uses the Black-Scholes option pricing model to estimate a value for these options and warrants. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period and / or the value of the warrants charged to share capital.

A.	RESULTS OF OPERATIONS

Year Ended March 31, 2007 (“2007”) versus Year Ended March 31, 2006 (“2006”)

The Company had net loss of $1,376,438 in 2007 compared to net loss of $3,840,903 in 2006. The loss in 2007 was lower as a result of decreased exploration expenditures in British Columbia.

Exploration expenses for 2007, excluding stock-based compensation, decreased to $1,033,060, from $3,012,825 in 2006, due to a decrease in the number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2007 – $635,870; 2006 – $1,117,544) and assays and analysis (2007 – $162,429; 2006 – $205,889). The 2007 assays and analysis figure includes $96,030 related to claim staking costs (2006 – $17,084). The decrease in geological expense during the year was due to wages paid for less geological and geophysical work conducted in 2007. Assays and analysis expense decreased in 2007 due to lower levels of exploration activities, as several properties were allowed to lapse during the year. Other exploration expenses include site activities (2007 – $64,297; 2006 – $727,397), travel and accommodation (2007 – $46,696; 2006 – $92,880), and helicopter expense (2007 – $42,358; 2006 – $260,720). Option payments related to mineral property interests decreased to $25,000 in 2007 from $78,750 in 2006.

Administrative costs for 2007 decreased with the reduction in corporate activities. Salaries and benefits decreased to $229,024 in 2007 from $382,254 in 2006. Office and administration rose marginally to $150,163 in 2007 from $137,155 in 2006. Legal, accounting and audit decreased by almost 50% from $64,160 in 2006 to $33,465 in 2007. Shareholder communication costs also decreased, from $72,531 in 2006 to $51,857 in 2007, and trust and filing fees remained constant at approximately $18,000 in both 2006 and 2007.

Interest and other income increased to $333,737 in 2007 from $129,852 in 2006, reflecting primarily an accrual for the interest income earned on the $5,500,000, 20%, 90-day promissory note to Rockwell Diamonds Inc. (See Item 7B – Related Party Transactions).

The gain on sale of marketable securities was $nil in 2007, vs. $92,887 in 2006, as all marketable securities were disposed of in 2006. The write down of marketable securities was $nil in 2007, compared to $190,392 in 2006. The write down of mineral property interests was $98,429 in 2007, as the remaining balances related to the Buck and Nechako properties were written off. The 2006 write down of $10,000 related to the Witch property.

In 2007, stock based compensation totaled $nil, as there were no options outstanding, or granted during the year. In 2006, a total of $16,282 of stock-based compensation expense was recovered.

Year Ended March 31, 2006 (“2006”) versus Year Ended March 31, 2005 (“2005”)

The Company had a net loss of $3,840,903 in 2006 compared to a net loss of $8,627,639 in 2005. The loss in 2006 was lower as a result of decreased exploration expenditures in British Columbia. Excluding stock-based compensation and gain on sales of marketable securities, Amarc had a net loss in 2006 of $3,950,072, compared to a net loss of $8,213,162 in 2005.

Exploration expenses for 2006, excluding stock-based compensation, decreased to $3,012,825, from $7,553,950 in 2005, due to a decrease in the number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2006 – $1,117,544; 2005 – $3,082,953) and site activities (2006 – $727,397; 2005 – $2,106,647). The decrease in geological expense during the year was due to wages paid for less geological and geophysical work conducted in

2006. Site activities decreased in 2006 due to less site contractors used by the Company for the Company’s exploration activities as several properties were allowed to lapse in the last two quarters of the year. Other exploration expenses include drilling (2006 – $260,900; 2005 – $708,953), charter air travel (2006 – $260,720; 2005 – $674,075), and assays and analysis (2006 – $205,889; 2005 – $455,737). Option payments related to mineral property interests decreased to $78,750 in 2006 from $99,400 in 2005.

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

Interest and other income decreased to $129,852 in 2006 from $242,862 in 2005, reflecting a lower average cash balance on hand during 2006 as compared to 2005.

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

A total of $16,282 of stock-based compensation expense was recovered in 2006 in comparison to $496,031 of stock-based compensation expense recorded in 2005, as a result of a decrease in the Company's share price.

B.	LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and cash equivalents of $2,916,194 and working capital of $8,664,814 as at March 31, 2007, compared to cash and cash equivalents of $4,537,933 and working capital of $4,833,727 as at March 31, 2006.

The Company did not have any long term liabilities as at March 31, 2007 or 2006 and does not have any long term liabilities as of the date of this Annual Report.

Planned Exploration Activities

The Company plans to apply its available cash and working capital to continue exploration of the Company's mineral properties. These planned exploration activities are summarized in Item 4.B of this Annual Report. At September 24, 2007, the Company had cash of approximately $6.8 million. The Company anticipates that its cash and working capital will be sufficient to enable it to carry out the Company's planned exploration activities as well as for property maintenance requirements and administrative overhead for the twelve months without obtaining additional financing.

Cash Used in Operating Activities

Cash used in operating activities was $1,222,791 in 2007, compared to $4,625,140 in 2006 and $7,414,974 in 2005. The annual decrease in cash used in operating activities from 2005 to 2007 is attributable primarily to the Company’s declining levels of exploration activities carried out on its British

Columbia mineral properties over these three years. The Company anticipates continuing to use cash in its operating activities to carry out its exploration programs.

Cash Flows from Investing Activities

Cash flows used in investing activities were $5,496,555 in 2007, compared to cash flows provided by investing activities of $240,292 in 2006, and cash flows used in investing activities of $146,410 in 2005. Cash flows used in investing activities in 2007 relate primarily to the Company’s purchase of a $5,500,000, 90–day promissory note from Rockwell Diamonds Inc. Cash flows provided by investing activities in 2006 were attributable to the disposal of shares of Yukon Zinc Corporation and Endurance Gold Corporation. Cash flows used in investing activities in 2005 were related to the acquisitions of $168,000 in mineral property interests and a subscription to a private placement in Expatriate Resources Ltd. of $125,000. Cash flows used in 2005 were partially offset by proceeds received from the sale of marketable securities of $146,590.

Cash Flows from Financing Activities

Cash flows from financing activities were $5,097,607 in 2007, compared to $1,587,402 in 2006 and $1,172,090 in 2005. Cash flows from financing activities in each year were attributable to common shares issued for cash.

Cash flows from financing activities in 2007 were related to the completion of a private placement of 10,490,000 units at $0.50 per unit, consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units. Each flow-through unit consisted of one flow-through common share and one non-flow-through warrant and each non-flow-through unit consisted of one non-flow-through common share and one warrant. Each warrant entitles the holder to purchase one non-flow-through common share until January 17, 2009, at a price of $0.55 per share.

Cash flows from financing activities in 2006 were primarily due to the exercise of previously issued warrants, while cash flows from financing activities in 2005 were related to the exercise of both options and warrants; all issued as part of private placement transactions in previous years.

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

Development of any of the Company’s mineral properties beyond feasibility will require additional equity and possible debt financing, both of which involve significant risks and have been referred to previously in this Annual Report. As Amarc is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents and short-term investments, the Company relies on equity funding for its continuing financial liquidity. The Company does not have any arrangements or commitments in place for any additional financing that would enable it to complete development of a project, even in the event of positive feasibility studies.

The Company presently does not have any material commitments for capital expenditures and accordingly, can remain somewhat flexible in directing its exploration activities to the availability of funds.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

Financial Instruments

Amarc keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Amarc’s current needs are invested in short term near-cash investments.

Amarc does not have any material, legally enforceable, obligations requiring it to make capital expenditures and accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

C.	Research Expenditures

Amarc does not carry out any research or development activities. Please refer to Item 5.A and Item 5.B above for a discussion of the exploration expenditures that the Company has incurred in connection with the exploration of the Company's mineral properties.

D.	Trend Information

As a natural resource exploration company, Amarc’s activities reflect the traditional cyclical nature of metal prices. Consequently, Amarc’s business is primarily an “event-driven” business based on exploration results.

Copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February 2007. The average price to mid September 2007 is US$3.17/lb.

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year – US$604/oz – was higher than the average price – US$445/oz – in 2005. This volatility continued in early 2007, but prices have mainly been increasing since mid January. The gold price has averaged approximately US$662/oz to mid September 2007.

E.	Off-Balance Sheet Arrangements

Amarc has no off-balance sheet arrangements.

As used in this Item 5E, the term "off-balance sheet arrangement" means any transaction, agreement or other contractual arrangement to which an entity, unconsolidated with the Company, is a party, under which the Company has:

(a)

any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) ("FIN 45"), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b)	a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c)

any obligation under a derivative instrument that is both indexed to the company's own stock and classified in stockholders' equity, or not reflected, in the company's statement of financial position; or

(d)

any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.

F.	Tabular Disclosure of Contractual Obligations

As at fiscal year end March 31, 2007, the Company had the following contractual obligations:

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

During the year ended March 31, 2007, the Company completed a private placement of 10,490,000 units ("Units") at $0.50 per Unit, consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units. Expenses to be incurred from the proceeds of the flow-through-units were renounced to investors on December 31, 2006. In accordance with certain provisions of the Canadian Income Tax Act, the Company is obligated to spend the proceeds from the flow-through-units by December 31, 2007.

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name (1)	Year born	Position	Director Since
David J. Copeland	1948	Director	September 1995
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Jeffrey R. Mason	1957	Chief Financial Officer, Secretary and Director	September 1995
Ronald W. Thiessen	1952	President, Chief Executive Officer and Director	September 1995

(1) To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

The following is biographical information on each of the persons listed above.

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

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director and CEO	September 2006	Present
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	Present
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

JEFFREY MASON, B.Comm., CA – Chief Financial Officer, Secretary and Director

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	May 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Detour Gold Corporation	Chief Financial Officer, Secretary and Director	July 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Diamonds Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	April 2007
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

RONALD THIESSEN, CA – President, Chief Executive Officer and Director

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Chairman and Director	July 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

B.	Compensation

During the Company's financial year ended March 31, 2007, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $110,775.

Ronald W. Thiessen, President and Chief Executive Officer, Jeffrey R. Mason, Chief Financial Officer and Secretary and Robert A. Dickinson, Chairman are each a “Named Executive Officers” of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen Chief Executive Officer, President	2007 2006 2005	46,121 155,127 75,092	1,784 Nil Nil	Nil Nil Nil	Nil Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer, Secretary	2007 2006 2005	30,504 92,835 56,519	1,784 Nil Nil	Nil Nil Nil	Nil Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert A. Dickinson Chairman	2007 2006 2005	28,798 95,574 20,771	1,784 Nil Nil	Nil Nil Nil	Nil Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Share Options

The only equity compensation plan which the Company has in place is its share option plan (See Item 6.E Share Option Plan). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares under the Plan. No option was granted during the 2007 fiscal year and as at March 31, 2007 and the date of this Annual Report, there are no options outstanding. All options expire on a date not later than five years after the date of grant of such option, for a Tier 2 Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between Amarc and the Named Executive Officers.

There are no compensatory plan(s) or arrangement(s) with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any Named Executive Officer’s responsibilities following a change in control.

Pension Plans

There is no defined benefit or actuarial plan in place for the Company.

C.	Board Practices

All directors were elected at the September 28, 2006 annual general meeting. All directors have a term of office expiring at the next annual general meeting of Amarc, scheduled to be held September 27, 2007. All officers have a term of office lasting until their removal or replacement by the board of directors (the “Board”).

There were no arrangements, standard of otherwise, pursuant to which directors were compensated by Amarc or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument NI 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The directors of the Company are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

2. Other Directorships

The section entitled Item 6 – Directors, Senior Management and Employees in this Annual Report gives details of other reporting issuers of which each director is a director or officer.

3. Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral project and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

4. Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company’s website, www.amarcresources.com. The Board also understands that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

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

7. Other Board Committees

The Board has no compensation or other committees other than the audit committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committee.

AUDIT COMMITTEE

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is available at www.sedar.com and the Company’s website, www.amarcresources.com.

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
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor.

The Company’s auditor De Visser Gray LLP has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Exemptions

Pursuant to section 6.1 of Multilateral Instrument 52-110 (“MI 52-110”), the Company is exempt from the requirements of Parts 3 and 5 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110 for the year ended March 31, 2007, by virtue of the Company being a "venture issuer". This exemption exempts a "venture issuer" from, among other things, the requirement to have 100% of the members of its audit committee be independent, as would otherwise be required by MI 52-110.

D.	Employees

At September 24, 2007, Amarc had no direct employees. Amarc’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (See Item 7- Major Shareholders and Related Party Transactions).

E.	Share Ownership

Security Holdings of Directors and Senior Management

As at September 24, 2007, the directors and officers of Amarc and their affiliates, directly and indirectly, own or control as a group an aggregate of 12,099,917 common shares (19.1%), or 14,839,917 (22.5%) on a diluted basis.

As at September 24, 2007, the Company's directors and senior management beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned or Controlled	As a % of the outstanding Common Shares
David J. Copeland	869,500 Common Shares Nil Options Nil Warrants	1.4%
Scott D. Cousens	539,000 Common Shares Nil Options Nil Warrants	0.9%
Robert A. Dickinson(1)	6,326,409 Common Shares Nil Options 940,000 Warrants	10.0%
Jeffrey R. Mason	2,796,000 Common Shares Nil Options 1,400,000 Warrants	4.4%
Ronald W. Thiessen	1,569,008 Common Shares Nil Options 400,000 Warrants	2.4%
Total	12,099,917 Common Shares Nil Options 2,740,000 Warrants	19.1%

(1)	Certain of these shares are held by United Mineral Services Ltd., a company controlled by Mr. Dickinson.

Share Option Plan

As at September 24, 2007, no options were outstanding pursuant to the Company's share option plan, and an aggregate of 6,329,947 common shares were available for issuance, pursuant to the Company’s share option plan, described below.

(a)	Incentive Options – none outstanding

(b)	Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Plan").

At the Company's annual general meeting (the "Meeting") held on September 28, 2006, shareholders confirmed the Company’s share option plan, previously approved by the shareholders on September 21, 2004. The Plan is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. The exercise price of each option is set by the board of directors at the time of grant but cannot be less than the market price. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the board of directors at the time the options are granted.

Eligible Optionees

Under the policies of the TSX Venture, to be eligible for the issuance of a stock option under the Plan an optionee must either be a director, officer or employee of the Company, or a consultant or an employee of a company providing management or other services to the Company, or to its subsidiaries, at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, the company must provide the TSX Venture with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX Venture.

Insider Limitations

The number of shares reserved for issuance under options granted to insiders may exceed 10% of the issued shares, and, within a twelve month period, the number of options granted to insiders may exceed 10% of the issued shares.

Disinterested Shareholder Approval

In accordance with the requirements of the TSX Venture and the terms of the Plan, disinterested shareholder approval was received at the Meeting.

"Disinterested Shareholder Approval" means the approval by a majority of the votes cast by all shareholders of the Company at the Meeting excluding votes attached to listed shares beneficially owned by insiders of the Company to whom the options have been granted under the existing plan and associates of those insiders.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Major Shareholders

Amarc is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Amarc’s knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Amarc, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of September 24, 2007, Amarc had authorized unlimited common shares without par value, of which 63,299,473 were issued and outstanding. As September 24, 2007, Robert Dickinson, together with companies controlled by him, held 6,326,409 common shares of Amarc, representing 10.0% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of September 24, 2007, Amarc’s register of shareholders indicates that Amarc’s common shares are held as follows:

	Number of registered		Percentage of total
Location	shareholders of record	Number of shares	shares
Canada	13	55,779,167	88.1%
United States	8	3,030,306	4.8%
Other	6	4,490,000	7.1%
TOTALS	27	63,299,473	100.0%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Amarc’s securities are recorded on the books of its transfer agent, Computershare Trust Company of Canada located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Amarc does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, Amarc is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly, other than as noted above under Major Shareholders. There are no arrangements known to Amarc which, at a subsequent date, may result in a change in control of Amarc.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, "insiders" (generally, officers, directors and holders of 10% or more of Amarc's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Amarc's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.	Related Party Transactions

Except as disclosed below, Amarc has not, since the beginning of its last fiscal year ended March 31, 2007, and does not propose to:

(1)

enter into any transactions which are material to Amarc or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which Amarc or any of its former subsidiaries was a party;

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

Hunter Dickinson Inc.

The Company is party to the geological and administrative services agreement with Hunter Dickinson Inc. (“HDI”) dated December 31, 1996. During the fiscal year ended March 31, 2007, the Company paid $884,888 to HDI for services and reimbursements of third party disbursements pursuant to this agreement.

HDI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDI is owned by 10 public resource companies, including Amarc. The other nine public companies that own HDI include: Anooraq Resources Corporation, Continental Minerals Corporation, Farallon Resources Ltd., Great Basin Gold Ltd., Taseko Mines Limited, Quartz Mountain Resources Ltd., Casamiro Resource Corporation, Northern Dynasty Minerals Ltd., and Rockwell Diamonds Inc. Amarc and the other public companies listed above each own 10% of HDI.

As an umbrella organization, HDI provides, both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of September 24, 2007, HDI employed or retained on a substantially full-time basis, twenty-five geoscientists (of which eleven are professional geologists/PGeo, and two are geological engineers/PEng. and five are PhDs), ten licensed professional mining, mechanical or civil engineers (PEng.), thirteen accountants (including seven CAs and five CMAs or CGAs) and at least 35 administrative and support personnel.

Each public company in the HDI group, including Amarc, has the right to appoint one director to HDI's board of directors so that it has access to all of HDI's financial records, thus assuring transparency of cost allocations. HDI resources are made available on an as needed basis, at cost. Therefore, each public company only pays for the services it uses. In addition, HDI as a representative of the group has contacts in financial markets, primarily in North America, Europe and Asia.

Amarc’s business relationship with HDI consists of utilizing the services described above. HDI provides these services to Amarc which include the services of Amarc’s President and CEO, pursuant to a standard (within the group) Geological Management and Administration Services Agreement with Hunter Dickinson Inc., dated December 31, 1996 (the "Geological Management and Administration Services Agreement"). Because of cross membership of many of the boards of directors within the group, certain members of management and the board of directors of Amarc are also members of the board directors of HDI.

HDI's arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDI, make short term advances to members of the group. Amarc has been, but is not currently indebted to HDI. The Geological Management and Administration Services Agreement can be terminated by either party on 30 days notice.

Rockwell Diamonds Inc.

Rockwell Diamonds Inc., formerly named Rockwell Ventures Inc. (“Rockwell”), is a public company with certain directors in common with the Company. On January 26, 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. Interest is payable in common shares of Rockwell, based upon the ten day average closing price, less a 10% discount. For the year ended March 31, 2007, interest income of $192,877 was accrued on the promissory note. On April 18, 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $.495, representing payment of interest on the 90-day promissory note. For the three months period ended June 30, 2007, interest income of $53,629 was accrued on the promissory note.

On June 21, 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,499 and recorded a corresponding gain of $68,992 on the sale of the securities.

Management / Insiders

During the year ended March 31, 2007, the Company completed a private placement of 10,490,000 units at $0.50 per unit, consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units. Each flow-through unit consisted of one flow-through common share and one non-flow-through warrant and each non-flow-through unit consisted of one non-flow-through common share and one warrant. Each warrant entitles the holder to purchase one non-flow-through common share until January 17, 2009, at a price of $0.55 per share. Directors and officers of the Company participated in this private placement, acquiring in aggregate 2,740,000 units. To the date of this Annual Report, informed persons of the Company participated in the private placement of the units as follows:

Informed Person Participation	Amount	Units
Robert Dickinson	$ 470,000	940,000
Jeffrey Mason	$ 700,000	1,400,000
Ronald Thiessen	$ 200,000	400,000

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Amarc’s audited consolidated annual financial statements as at and for the years ending March 31, 2007, 2006, and 2005.

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

There have been no significant changes to the accompanying financial statements since March 31, 2007, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets

Amarc’s common shares have been listed in Canada on the TSX Venture Exchange since August 1995, under the symbol AHR.

The Company's common shares have been traded in the U.S. on OTC Bulletin Board since June 2004, under the symbol AXREF.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture Exchange and on the OTC Bulletin Board.

	TSX Venture Exchange		OTCBB

	High	Low	High	Low
Fiscal	(Cdn$)	(Cdn$)	(US$)	(US$)
2007	0.60	0.30	0.51	0.20
2006	0.47	0.22	0.38	0.20
2005	0.75	0.43	0.60	0.34
2004	0.99	0.11	N/A	N/A
2003	0.89	0.15	N/A	N/A

	TSX Venture Exchange		OTCBB

	High	Low	High	Low
Quarter	(Cdn$)	(Cdn$)	(US$)	(US$)
Q1, 2008	0.70	0.45	0.65	0.40
Q4, 2007	0.60	0.41	0.51	0.27
Q3, 2007	0.48	0.30	0.40	0.20
Q2, 2007	0.39	0.31	0.35	0.28
Q1, 2007	0.50	0.35	0.46	0.30
Q4, 2006	0.44	0.28	0.38	0.20
Q3, 2006	0.40	0.22	0.35	0.20
Q2, 2006	0.40	0.27	0.35	0.21
Q1, 2006	0.47	0.32	0.38	0.24

	TSX Venture Exchange		OTCBB

	High	Low	High	Low
Month	(Cdn$)	(Cdn$)	(US$)	(US$)

September 2007 (up to	0.60	0.53	0.59	0.50
September 24, 2007)

August 2007	0.72	0.51	0.75	0.47
July 2007	0.72	0.63	0.75	0.57
June 2007	0.68	0.61	0.65	0.57
May 2007	0.70	0.57	0.63	0.51
April 2007	0.59	0.45	0.51	0.40

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Amarc’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 436691. A copy of the Company’s original Articles of Association was filed as an exhibit with Amarc’s initial registration statement on Form 20-F.

In March 2004, the Company Act (British Columbia) (the “BCCA”) was replaced by the Business Corporations Act (British Columbia) (the “BCA”). All companies incorporated under the BCCA were required to complete a transition application to the BCA by March 29, 2006. The directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA. Accordingly, the Company filed a Notice of Articles on October 2, 2004. The BCA approved the Company’s Notice of Articles and they were also approved by shareholders at the annual general meeting held on October 12, 2005.

A summary of certain changes under the new articles was discussed and filed in a prior year with the Company’s filing on Form 20-F.

C.	Material Contracts

Amarc’s material contracts as of September 24, 2007:

(a)	Geological Management and Administration Services Agreement with Hunter Dickinson Inc. (“HDI”) dated for reference December 31, 1996. See Item 7B.

(b)	$5,500,000 90-day promissory note agreement with Rockwell Diamonds Inc., formerly named Rockwell Ventures Inc., dated January 26, 2007. See Exhibit 4.3.

(c)	Mineral property option agreement re acquisition of the Bodine property, dated November 14, 2006. See Exhibit 4.4.

(d)	Tulox property sale agreement, dated May 7, 2007. See Exhibit 4.5.

D.	Exchange Controls

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Amarc on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Amarc’s common shares. It is general only; it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Amarc does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Amarc’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Amarc’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Amarc was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Amarc. An investment in the common shares of Amarc by a WTO Investor, or by a non-Canadian when Amarc was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2007 is $281 million. A non-Canadian would acquire control of Amarc for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Amarc unless it could be established that, on the acquisition, Amarc was not controlled in fact by the acquirer through the ownership of the common shares.

The foregoing assumes Continental will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service or is a cultural business, as the rules under the Investment Act governing those businesses are different.

Certain transactions relating to the common shares of the Company would be exempt from the Investment Act, including:

(a)	an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

an acquisition of control of Amarc in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

(c)

an acquisition of control of Amarc by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Amarc, through the ownership of the common shares, remained unchanged.

E.	Taxation

The following, in management's understanding, summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Amarc, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act, including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in management's understanding, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Amarc. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Amarc should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Amarc, based upon their individual circumstances.

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

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Amarc who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or any political subdivision thereof which has elected to be treated as a corporation for United States income tax purposes (under Treasury Regulation section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Amarc. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Amarc generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Amarc may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Amarc) deduction of the United States source portion of dividends received from Amarc (unless Amarc qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Amarc does not anticipate that it will earn any United States income, however, and therefore, does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Amarc common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Amarc common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Amarc may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-

by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to two specific classes of income: "passive income, and "general income". Dividends distributed by Amarc will generally constitute "passive income" for these purposes. Prior to January 1, 2007, there were nine specific classes of income rather than the two stated here. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Amarc should consult their own tax advisors regarding their individual circumstances.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Amarc qualifies as a PFIC for the fiscal year ending March 31, 2007, or in future fiscal years, each U.S. Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Amarc. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Amarc is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Amarc qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Amarc is a controlled foreign corporation, the U.S. Holder's pro rata share of Amarc's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Amarc's first tax year in which Amarc qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Amarc in which Amarc is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder". An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Amarc common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Amarc's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Amarc common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Amarc.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Amarc common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year as ordinary income for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Amarc as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Amarc included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Amarc will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Amarc common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Amarc are marketable for these purposes or whether the election will be available.

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

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Amarc (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a dilution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Amarc (or an intermediate entity or the lower tier PFIC). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Amarc and does not dispose of its common shares.

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

Exhibits attached to this Form 20-F are also available for viewing on EDGAR, or at the offices of Amarc, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Amarc at 604-684-6365, attention: Shirley Main. Copies of Amarc’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.	Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)	Transaction Risk and Currency Risk Management

Amarc’s operations do not employ financial instruments or derivatives which are market sensitive and Amarc does not have financial market risks.

(b)	Exchange Rate Sensitivity

Amarc’s administrative operations are in Canada. The Company typically holds most of its funds in Canadian dollars and typically acquires foreign currency on an as-needed basis and hence it is not significantly affected by exchange rate risk. The Company does however, from time to time, invest in US$ denominated short term investments. The Company is exposed to foreign currency exchange risk on such investments.

The Company currently does not engage in foreign currency hedging.

(c)	Interest Rate Risk and Equity Price Risk

Amarc is equity financed and does not have any debt, other than routine accounts payable. As such, the Company is not subject to interest rate change risks.

(d)	Commodity Price Risk

While the value of Amarc’s resource properties can always be said to relate to the price of copper and gold metals and the outlook for same, Amarc does not have any operating mines and hence does not have any hedging or other commodity based operational risks respecting its business activities.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2007. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer, Ronald W. Thiessen, and the Company’s Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Amarc in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission (the “SEC”). There have been no changes in the Company’s internal controls, or in other factors that significantly affected or could significantly affect internal controls, subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed fiscal year ended March 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

The board of directors has determined that Mr. Ronald W. Thiessen, President and Chief Executive Officer of the Company and a member of the audit committee of the Company, qualifies as a “financial expert” based on his education and experience. Mr. Thiessen is not “independent”, as that term is defined by the rules of the American Stock Exchange. Mr. Thiessen is an accredited Chartered Accountant in Canada.

B.	Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company’s chief executive officer, the chief financial officer, and other members of senior management. The Company's Code of Ethics can be viewed at the Company’s website, www.amarcresources.com.

C.	Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm, De Visser Gray LLP for various services.

Services:	Year ended March 31, 2007	Year ended March 31, 2006
Audit Fees (1) Audit-Related Fees (2) Tax Fees (3) All Other Fees (4)	$ 14,000	$ 13,500
–
	1,500	1,450
	–	–
	$ 15,500	$ 14,950

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

(3)

"Tax Fees" include fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. The specific services received included a review of the annual corporate tax return for tax compliance, together with a review of the tax structure related to the Company's Chinese operations.

(4)	"All Other Fees" include fees billed for products and services provided by the principal accountant, other than the services reported in (1), (2) or (3) above.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the year ended March 31, 2007.

D.	Exemptions from Listing Standards for Audit Committees

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at March 31, 2007 and 2006, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended March 31, 2007;

(2)	Consolidated balance sheets as at March 31, 2007, and 2006;

(3)	Consolidated statements of operations for each of the years in the three year period ended March 31, 2007;

(4)	Consolidated statements of deficit for the periods referred to in (3) above;

(5)	Consolidated statements of cash flows for the periods referred to in (3) above; and

(6)	Notes to the consolidated financial statements.

ITEM 18	FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19	EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number
1.1	Notice of Articles of Incorporation of Amarc
4.1	Geological, Management and Administration Services Agreement between Amarc and Hunter Dickinson Inc. dated December 31, 1996.
4.2	Amended Share Incentive Plan dated September 21, 2004
4.3	Promissory Note from Rockwell Diamonds Inc., dated January 26, 2007
4.4	Mineral property option agreement re acquisition of the Bodine property, dated November 14, 2006.
4.5	Tulox property sale agreement, dated May 7th, 2007
11.1	Code of Ethics
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
99.1
Consolidated balance sheets as at March 31, 2007 and 2006; consolidated statements of operations and deficit, cash flows and notes thereto for the years ended March 31, 2007, 2006, and 2005, together with the Report of Independent Public Accounting Firm;

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED: September 28, 2007