Form 20-F
period 2008-03-31
AMARC RESOURCES LTD
filed 2008-10-07
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

67,739,473 common shares as of March 31, 2008

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

Large accelerated Filer [ ]	Accelerated Filer [ ]	Non-accelerated Filer [ x ]

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

Except as noted, the information set forth in this Annual Report is as of September 24, 2008 and all information included in this document should only be considered correct as of such date.

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

The following tables summarize selected financial data for Amarc extracted from the Company's audited consolidated financial statements for the last five years ended March 31, 2008, 2007, 2006, 2005 and 2004.

The Company’s annual financial statements have been audited by its current independent registered public accounting firm, De Visser Gray LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 11 to the 2008 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) as they relate to Amarc and a reconciliation to US GAAP of Amarc’s consolidated financial statements.

The following selected financial data is presented in thousands of Canadian dollars.

BALANCE SHEET DATA

(C$000)	As at March 31,
	2008	2007	2006	2005	2004
Plant and Equipment, Net
Canadian and US GAAP	$20	$25	$37	$47	$60
Mineral Property Interests
Canadian and US GAAP	–	–	98	156	74
Total Assets
Canadian GAAP	7,984	8,768	5,007	8,091	14,188
US GAAP	7,984	8,768	5,007	8,100	14,272
Total Liabilities
Canadian and US GAAP	225	78	38	871	183
Working Capital
Canadian GAAP	7,738	8,665	4,834	7,017	13,871
US GAAP	7,738	8,665	4,834	7,025	13,955
Share Capital
Canadian and US GAAP	30,747	27,287	23,997	22,388	20,639
Contributed Surplus
Canadian and US GAAP	1,470	2,295	488	507	413
Deficit
Canadian GAAP	(24,459)	(20,892)	(19,515)	(15,675)	(7,047)
US GAAP	$(24,459)	$(20,892)	$(19,515)	$(15,667)	$(6,963)

(C$000)	As at March 31,
	2008	2007	2006	2005	2004
Net Assets
Canadian GAAP	$7,758	$8,690	$4,969	$7,220	$14,005
US GAAP	7,758	8,690	4,969	7,229	14,089
Shareholders’ Equity
Canadian GAAP	7,758	8,690	4,969	7,220	14,005
US GAAP	$7,758	$8,690	$4,969	$7,229	$14,089

STATEMENT OF OPERATIONS DATA
(C$000, except per share amounts)	Year Ended March 31,
	2008	2007	2006	2005	2004
Interest and other income	$(385)	$(334)	$(130)	$(243)	$(75)
General and administrative expenses	746	615	819	719	418
Exploration expenditures	3,067	1,033	3,012	7,554	460
Stock based compensation (recovery)	–	–	(16)	496	407
Foreign exchange (gain) loss	138	(38)	3	8	10
Loss (gain) on marketable securities
Canadian GAAP	–	–	(92)	(82)	(2,053)
US GAAP	–	–	(84)	(6)	(2,137)
Loss on sale of equipment	–	2	–	–	–
Write down of accounts receivable	–	–	45	–	–
Write down of mineral property interest	–	98	10	76	–
Write down of marketable securities	–	–	190	7	–
Interest expense on flow-through shares	–	–	–	93	–
Net loss (income) for the year
Canadian GAAP	3,566	1,376	3,841	8,628	(831)
US GAAP	$3,566	$1,376	$3,849	$8,704	$(916)
Basic and diluted net income (loss) per
share
Canadian GAAP	(0.06)	(0.03)	(0.08)	(0.19)	0.04
US GAAP	(0.06)	(0.03)	(0.08)	(0.19)	0.04
Weighted average number of common
shares outstanding	63,434,763	54,557,473	49,880,651	45,168,411	21,421,096

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 11, which reconciles Canadian GAAP to US GAAP.

The Company has not declared or paid any cash or other dividends.

Currency and Exchange Rates

On September 24, 2008, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$1.0351. The following tables set out the exchange rates, based on noon rates as the nominal quotations by the Bank of Canada website, www.bankofcanada.ca for the conversion of Canadian Dollars into U.S. Dollars.

		For year ended March 31
	2008	2007	2006	2005	2004
End of Period	$1.0279	$1.1529	$1.1671	$1.2096	$1.3105
Average for the Period	$1.0327	$1.1417	$1.1933	$1.2786	$1.3530
High for the Period	$1.1584	$1.1878	$1.2555	$1.3783	$1.4585
Low for the Period	$0.9170	$1.0948	$1.1489	$1.1961	$1.2960

Monthly High and Low Exchange Rate (Canadian Dollars per US Dollar)
	High	Low
September 2008 (until September 24, 2008)	1.0796	1.0351
August 2008	1.0678	1.0253
July 2008	1.0261	1.0016
June 2008	1.0282	0.9942
May 2008	1.0189	0.9844
April 2008	1.0270	1.0025

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Although at March 31, 2008 the Company had working capital of approximately $7.7 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc’s assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

A substantial or extended decline in the prices of the minerals for which the Company explores would have a material adverse effect on the Company's business.

The Company's business is, to an extent, dependent on the prices of gold, copper, zinc, and other metals, which are affected by numerous factors beyond the Company's control. Factors tending to put downward pressure on the prices of these metals include:

  Sales or leasing of gold by governments and central banks;

  A strong U.S. dollar;

  Global and regional recession or reduced economic activity;

  Speculative trading;

  Decreased demand for industrial uses, use in jewellery or investment;

  High supply from production, disinvestment and scrap;

  Sales by producers in forward transactions and other hedging transactions; and

  Devaluing local currencies (relative to metal priced in U.S. dollars) leading to lower production costs and higher production in certain regions.

In addition, sustained low metal prices can:

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

The Company may be dependent on its joint venture partners for the development of certain of the Company's properties.

Amarc may choose to hold a portion of the Company's assets in the form of participation interests in joint ventures. The Company's interest in these projects is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of the interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

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

As of September 24, 2008, Amarc has 1,828,200 share purchase options outstanding and 5,700,000 share purchase warrants outstanding. Amarc has a share purchase option plan which allows the management to issue options to its employees and non employees based on the policies of the Company. If further options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

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

Amarc became a public company or “reporting issuer” in the Province of British Columbia on May 30, 1995. The common shares of Amarc were listed (symbol – AHR) on the Vancouver Stock Exchange ("VSE") on August 4, 1995 and continue to trade on the TSX Venture Exchange (“TSX Venture”), formerly the Canadian Venture Exchange, the successor stock exchange to the VSE.

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

Company Development

Amarc has been engaged in the acquisition and exploration of mineral properties since its incorporation. The Company is currently actively exploring a number of properties located in British Columbia, Canada. All of the Company’s mineral properties are at the exploration stage.

Information pertaining to the acquisition of the properties, and also to any important ownership developments, is summarized below:

Sitlika Properties, British Columbia, Canada (including the Bodine Property)

In December 2006 Amarc had acquired, by staking and option agreement, six exploration properties covering an area of approximately 1,100 square kilometers in central British Columbia and located some 110 kilometers northeast of the town of Smithers. As of July 24, 2008, the Company has completed additional staking, increasing its tenure position to approximately 2,000 square kilometers. The Sitlika Properties include the Bodine, Aspira, Huge East, Megamine, Polymet, Polymac, Myway and Equus claims.

Property Agreements

The Bodine Agreement

On November 14, 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine Property. Amarc can acquire its interest in the Bodine Property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years. The first payment of $25,000 was made in December 2006. On the 1st anniversary a second payment of $50,000 was made and the commitment to spend $250,000 on exploration had been completed.

The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 and the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth to the fifteenth year of the agreement.

The Peak Agreement

In September 2007, Amarc entered into a letter agreement with an arm's length party for an exclusive option whereby the Company may acquire over up to a three year period the right to earn an undivided 100% interest in the Peak Property, subject to a 2% net smelter royalty which the Company may acquire from the arm's length party for $2,000,000. Consideration for acquiring the 100% undivided interest in the Peak property consists of staged payments totaling $85,000 (of which $5,000 was paid on signing of letter agreement and $5,000 on the Effective Date of the formal agreement) and the incurring of expenditures totaling $175,000 on the property from the date of signing the letter agreement until the third anniversary of the Effective Date. A formal agreement was executed on August 1, 2008.

The Peak Property is located approximately 90 kilometers northwest of Fort St. James, and is accessible by road.

The property, although included within the Sitlika Belt land package, represents a different geological environment and mineral potential to that found elsewhere along the belt. The Peak Property is underlain by rocks of the Cache Creek Complex, which comprises minor serpentinites of the Late Pennsylvanian to Late Triassic Trembleur Ultramafite Unit, and also greenstones and greenschist metamorphic rocks of the Rubyrock Igneous Complex. The Cache Creek Complex is intruded by Middle Jurassic to Early Cretaceous granites of the Endako Batholith – Francois Lake Suite. These latter rocks are prospective for porphyry-style base metal deposits.

The Pond Agreement

In September 2007, Amarc entered into a letter agreement with an arm's length party for an exclusive option whereby the Company may acquire over up to a four year period the right to earn an undivided 100% interest in the Pond Property, subject to a 2% net smelter royalty which the Company may acquire for $2,000,000. Consideration for acquiring the 100% undivided interest in the Pond Property consists of staged payments totaling $215,000 (of which $5,000 was paid on signing of letter agreement and $5,000 on the Effective Date of the formal agreement) and the incurring of expenditures totaling $225,000 on the property from the date of signing the letter agreement until the fourth anniversary of the Effective Date. A formal agreement was executed on August 1, 2008.

The Pond Property is located approximately 90 kilometers northwest of Fort St. James, and is accessible by road.

The property, although included within the Sitlika Belt land package, represents a different geological environment and mineral potential to that found elsewhere along the belt. The Pond Property, like the Peak Property, is underlain by rocks of the Cache Creek Complex, which comprises minor serpentinites of the Late Pennsylvanian to Late Triassic Trembleur Ultramafite Unit, and also greenstones and greenschist metamorphic rocks of the Rubyrock Igneous Complex. These units lie in close proximity to Middle Jurassic to Early Cretaceous granites of the Endako Batholith – Francois Lake Suite that are prospective for porphyry-style base metal deposits.

The Rapid Property, British Columbia, Canada

In April 2008, Amarc staked the Rapid Property, which covers approximately 400 square kilometers, and is located 27 kilometers northeast of the Aspira Property (part of the Sitlika Properties) and 36 kilometers northwest of the town of Fort St. James.

Pinchi Gold Properties, British Columbia, Canada

The Company registered a total of 528 square kilometers in four properties northwest of Fort St. James in central B.C. during the period December 27, 2006 to April 20, 2007. As of June 2008, the Company had reduced it's land position to approximately 260 square kilometers. The Pinchi Gold Properties currently consist of the Grand, Grandnorth and Petite claims.

Carbonate Zinc Belt, British Columbia, Canada

In 2007, Amarc acquired by staking approximately 250 square kilometers along a belt located some 130 kilometers north-northwest of McKenzie, BC. The land position has subsequently been reduced to approximately 230 square kilometers. The Carbonate Zinc properties currently comprise the Zinc, Zap, Blende and Blende West claims.

Tulox Property, British Columbia, Canada

The Tulox Gold Property, located in the Cariboo region of central BC, comprises 252 square kilometers of claims acquired during the period July 2005 to March 2007.

In May 2007, Amarc entered into an agreement to sell the Tulox Property, subject to certain conditions and for a consideration of 10,000,000 common shares of Tulox Resources Inc. (“Tulox”), formerly named Sitec Ventures Corp. The Company will also receive a 3% net smelter return royalty following the commencement of commercial production on the property. Amarc also received a "Back in Right" whereby, on completion of $5,000,000 of exploration expenditures on the property, the Company will have 90 days during which it can acquire a 60% interest by agreeing to complete a further $10,000,000 of exploration expenditures on the property. The Company and Tulox have mutually agreed to extend the closing date of this agreement to November 30, 2008.

The Tulox Property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox Property is anomalous in gold and gold indicator elements.

Other Properties

The Company also has a 5% net profits interest in the 46 mineral claims comprising the Ana Property in the Yukon Territory, Canada, and a 2.5% net profits interest in a mineral lease comprising the Mann Lake

Property in Saskatchewan. At the present time, the Company has no plans to undertake any programs on these properties.

B.	BUSINESS OVERVIEW

Amarc is in the business of exploring and developing mineral properties. The Company is currently focused on exploration in British Columbia, Canada, where it has assembled a portfolio of projects through ground staking and option agreements. Exploration on these properties is aimed at ascertaining whether the properties host commercially viable mineral deposits.

British Columbia Mineral Tenure

On January 12, 2005, the Province of British Columbia adopted a new on-line mineral tenure system that includes mineral tenure acquisition and tenure maintenance procedures, as well as a method of converting previous format claims (legacy claims) to new format claims (cell claims). All of the Company’s mineral tenures have been converted to cell claims resulting in new tenure numbers and marginally larger claim boundaries. The mineral leases are maintained through the completion of exploration activities referred to as ‘Assessment Work’. The financial requirements related to these exploration works remain the same as previous, but are stated as $4 per hectare per year during the first three years following location of the mineral claim, and $8 per hectare per year in the fourth and succeeding years. If the assessment work is not completed the mineral leases may be maintained by a cash payment, but if this payment is not made before the forfeiture data the tenure is relinquished.

One other type of mineral tenure exists, called crown-granted mineral claims, on which the perimeter has been physically surveyed. Crown-granted mineral claims are maintained by paying taxes on an annual basis. Unlike mineral claims, the taxes can be paid late with penalties and interest. If the taxes remain unpaid after a specified period of time, the claims will revert to the Crown and will be subsequently made available for acquisition by normal procedures.

Environmental Matters

Environmental matters related to mineral exploration companies in British Columbia are administered by the Ministry of Energy, Mines and Petroleum Resources. The Company files notice of its work programs with the Ministry, and a bond is determined that will set aside sufficient cash to reclaim the exploration sites to their pre-exploration land use. Typically, no bond is required for exploration activities such as surface geological, geochemical and geophysical surveys. However, a bond is required for blasting, machine work and drilling. The required level of reclamation usually involves leaving the sites in a geotechnically stable condition, and grooming the sites to both prevent forest fire hazards and to ensure that natural regeneration of indigenous plant species can progress within a reasonable period of time.

Exploration Activities during Fiscal 2008

Amarc’s exploration activities completed since the beginning of fiscal 2008 have included the following:

Name of Mineral Property	Description of Exploration Activity
Sitlika Properties (The Bodine Property is part of this group)

During fiscal 2008 the Company performed regional silt sampling over the entire area of favorable hostrocks and initial follow-up target definition, which included geological mapping, soil and rock geochemical sampling and ground geophysical surveys.

Pinchi Gold Properties	During fiscal 2008 the Company carried out air and ground geophysical surveys, silt and rock sampling and geological mapping on the Properties to delineate favorable targets for further follow-up.
Zinc Carbonate Belt Properties	During the fiscal year 2008 a desk evaluation of these Properties was conducted in order to prioritize the targets for ground follow-up and target definition.
BC Initiative and Acquisitions Programs	Research, planning, data compilation and business led to the review, inspection and acquisition of key properties.

Plan of Operations for Fiscal 2009

Amarc plans to complete the following exploration activities during fiscal 2009:

Name of Mineral Property	Description of Exploration Activity
Sitlika Properties (The Bodine Property is part of this group)	The Company plans to carry out additional geological, geochemical and geophysical surveys in order to further delineate targets for drilling, and to commence drilling on priority plays.
Rapid Property	To conduct ground geological, geochemical and geophysical survey to delineate drill targets
Pinchi Gold Properties	Amarc plans to carry out further geochemical sampling and geological surveys in order to delineate drill targets.
Zinc Carbonate Belt Properties	To conduct ground geological and geochemical follow-up on the prioritized plays in order to delineate drill targets
BC Initiative and Acquisitions Programs	Research, planning, data compilation and business including the inspection and acquisition of key properties.

Details of the planned exploration programs are included in Item 4.E of this Annual Report.

Amarc had an initial direct field activity related exploration budget of $2.75 million for its exploration program in calendar 2008. To August 31, 2008, Amarc had spent approximately $2.57 million on its exploration programs and will use its existing cash to fund the continuation of its exploration programs during the season. The field budget is results driven and field works are being extended due to the encouraging results that have been received. As of August 31, 2008 the Company had approximately $4.5 million in cash.

C.	Organizational Structure

The Company operates directly and has no material subsidiaries.

D.	Property, plant and equipment

All of the Company’s active properties are located in British Columbia. For further information about the Company’s mineral projects, see “Further Particulars of Amarc’s Properties” below.

None of the Canadian projects have any material tangible fixed assets located thereon. However, there is a single excavator held in Mexico that the Company is planning to off load.

E.	Further Particulars of Amarc’s Properties

The locations of the currently active and inactive properties and exploration claims within British Columbia, described in this section, are shown on Figures 1 and 2 (below):

Figure 1: Location of Active and Inactive Properties in British Columbia

Figure 2: Location of Exploration Claims in British Columbia

Property

As of July 24, 2008, the Company has staked or acquired through option approximately 2,000 square kilometers. The claims comprising the Sitlika Properties are known as the Bodine, Aspira, Huge East, Megamine, Polymet, Polymac, Myway and Equs details of which are given in Table 1 (below).

Program	Claim Numbers	Size (square km)
Sitlika

506542, 522451, 525003, 525146-525148, 525151, 526976, 527626, 528235, 533360, 533361, 533363, 533365, 533366, 541517, 541518, 541520-541522, 541524, 541525, 541527, 541530, 541531, 541535, 541538, 541539, 541563, 541565- 541567, 541569, 541570, 541572-541574, 541576-541578, 541580, 541582-541585, 541587-541596, 541598, 541599, 541624, 542761-542770, 542796-542817, 542819-542822, 542824, 542826-542833, 542892, 542900, 542913, 542915, 542917, 542919, 542921, 542923, 542926, 542927, 452931, 542934, 542936, 542938, 542940, 542942, 542944, 542946, 542948, 542950, 542952, 542954, 542958, 542960, 542961, 542963, 544622-544625, 544644-544650, 544668, 544674, 545541-545546, 545625-545634, 545636-545646, 545654- 545661, 545663, 545664, 545668-545670, 545672, 545679, 545681, 545685, 545687, 545689, 545756-545764, 545829, 545832, 546097, 546141-546143, 546152-546154, 546157, 546160, 547224-547226, 547228, 547229, 547298, 547299, 547860, 559139, 560225, 560227-560247, 560249-560263, 560265-560267, 563982, 563983, 565994-565996, 566081, 566083, 570163, 573967-573970, 574027-574040, 574563, 574564, 574567, 574570-574581, 574583, 574584, 574586, 574587, 574593, 575272, 575415-575423, 575425-575433, 575435-575446, 575448, 576871-576904, 577010, 577012- 577014, 577016-577018, 577020-577022, 577024, 577027, 577029, 577030, 577038, 577040, 577043-577048, 577174, 578449, 578450, 582440-582442, 586056-586076, 586078- 586091, 586093-586095, 586103, 586109-586146, 586409- 586412, 586414-586418, 586466.

		1,988.2
Pinchi Gold	548040-548050, 548052-548069, 548071-548076, 548078- 548089, 548092-548096, 548190, 548191, 548528, 548529, 548565, 548567-548571, 556348-556350.	262.2
Rapid	580098-580102, 580104, 580105, 580107, 580109, 580111, 580113-580115, 580119, 580120, 580122, 580130-580134, 580137, 580180-580182, 580186-580191, 580193, 580195, 580196, 580301-580316, 580318-580334, 580337-580339, 580341-580344, 580409, 580411-580418, 581543, 581544, 581546, 581552, 581554-581556, 588919, 588920.	401.8
Carbonate Zinc	562101, 562102, 562145, 562148-562151, 562154, 562155, 564659-564662, 577724, 577727, 577731, 577734, 577742, 577743, 577746, 577748, 577750-577755, 577757-577765, 577767, 577776-577778, 587343-587351, 587353-587358, 588394-588396.	228.1
Tulox Gold	516001, 516002, 516004, 518119, 518912-518916, 518929- 518931, 519082, 519084, 519085, 519088, 519090, 519091, 519420, 519421, 524206, 524207, 530946-530948, 542442, 542443, 542488-542494, 542496, 542498.	170.4

Table 1:	Claim Information for the Stilika, Pinchi, Rapid, Carbonate Zinc and Tulox Properties.

Location and Access

The Sitlika Properties are principally located in the Omineca-Takla-Babine area, approximately 110 kilometers northeast of Smithers, British Columbia. The Belt is well serviced by main line forestry roads, crossing topography that is subdued in comparison with other areas of British Columbia. It is also located proximal to the Yellowhead Highway and the Canadian National rail link, which connect the Belt to the bulk loading terminal port of Prince Rupert. High capacity electric transmission lines and a natural gas line are also proximal to the Belt. There is access to local communities and local resources such as hospitals and schools in nearby communities.

Figures 1 and 2 (above) show the location of the Sitlika Properties.

Geology

The Sitlika Belt is underlain by gossanous metasedimentary and metavolcanic rocks of the Permian to Jurassic, Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the British Columbia Ministry of Energy and Mines (Schiarizza and Payie, 1997), the results of which indicate that the Sitlika rocks have the potential to host volcanogenic massive sulphide (“VMS”) deposits. In addition, the Sitlika rocks are considered to correlate with the Kutcho Creek Formation, located 250 kilometers to the north, which host the Kutcho Creek VMS deposits. The Kutcho deposits have reported measured and indicated resources of 17.3 million tonnes grading 1.6% copper, 2.2% zinc, 0.3 g/t gold and 26 g/t silver in the Main Deposit (Sherwood Copper Corp.).

Exploration in 2007 (Fiscal 2008)

During the 2007 field season, the Company collected 1,586 stream sediment samples along the Sitlika Belt, identifying 17 priority areas with multiple zinc and/or copper dominated targets. Follow-up target definition in 2007 included the collection of 7,517 soil samples, geological mapping and 75 line-kilometers of induced polarization ("IP") geophysical surveys. Two outstanding zinc-copper mineral deposit targets were identified - Bodine and Aspira.

Plan of Operation for 2008 (Fiscal 2009)

The Company is carrying out a significant program over the Sitlika Belt on prioritized targets during the summer of 2008 that is to include silt sampling, soil sampling, geological mapping, airborne geophysical magnetometer surveys, ground-based, induced polarization geophysical surveys and drilling.

The Bodine Project covers approximately 640 square kilometers and is located in the central part of the Sitlika Belt. Initial reconnaissance by Amarc geologists identified massive to semi-massive sulphide mineralization in outcrop. Channel samples returned encouraging grades of 1.79% and 1.37% copper over 2.9 meters and 2.4 meters, respectively. Geological mapping, 34 line-kilometers of IP and ground magnetic geophysical surveys and soil sampling over a 5 kilometer by 1.5 kilometer grid completed in 2007 also defined the prospective Bodine-Warren target. The soil grid delineated a target over an area of 2,000 meters long by 700 meters wide with copper concentrations ranging from 75 parts per million (ppm) to 1,747 ppm and zinc concentrations of 150 ppm to 2,102 ppm.

Approximately 1,300 infill soil grid geochemical samples have been collected over the Bodine-Warren target in order to further delineate targets for drilling this season.

The Aspira Project is located near the southern end of the Sitlika Belt, some 35 kilometers north of the Endako Mine and 40 kilometers to the northeast of the town of Burns Lake. It is accessed by a network of forestry roads.

Reconnaissance stream sediment samples taken in this area during the 2007 field season returned anomalous concentrations of zinc ranging from 200 ppm to 731 ppm and copper ranging from 75 ppm to 249 ppm, along a trend extending at least 9 kilometers. Follow-up work in 2007 consisted of an 823-sample soil grid over an area of 4 square kilometers, which returned high, multi-element metal concentrations. An unusually strong, northwest trending, 2 kilometer long soil anomaly was outlined with zinc concentrations ranging from 200 ppm to 8,581 ppm and associated copper and lead values. The Aspira target was constrained only by the extent of the initial grid sampled and remained open to extension.

In May 2008, an airborne geophysical survey over Aspira defined a 15 kilometer long linear magnetic high that remains open along strike. Parallel to the magnetic high is a pronounced magnetic low or trough feature measuring 150 meters wide and some 15 kilometers long. The trough within the magnetic high coincides with the 2 kilometre long (and open ended) zinc in soil anomaly defined in 2007.

Positive results from approximately 4,300 soil grid geochemical samples, geological mapping and a 37 line-kilometer induced polarization (“IP”) geophysical survey completed since May 2008, together with soil grid geochemical sampling data from the 2007 program have delineated four significant target zones over an 11 kilometer trend. Geological mapping has shown that the target zones are underlain by a felsic volcanic and fine grained sediment rock package that represents preferred stratigraphy for VMS mineralization.

A 13.5 kilometer long access road to drill sites has been constructed and drilling has commenced over four principal target areas.

In addition to the Bodine-Warren and Aspira targets, 13 other plays identified in 2007 are currently undergoing target delineation.

(2)	The Pinchi Gold Properties, British Columbia

Property

As of June 2008, Amarc had reduced its land position to approximately 260 square kilometers. The Pinchi Properties are the Grand, Grandnorth and Petite claims. Detailed claim information is given in Table 1 (above).

Location and Access

The Pinchi Gold Properties are located in the Omineca-Fort St. James area, approximately 100 kilometers northwest of Fort St. James, British Columbia. The properties are well situated with respect to the CNR-BC Rail line and traversed by a mainline industrial road and a network of forestry roads. Provincial grid power is located within approximately 70 kilometers of the properties.

Figures 1 and 2 (above) show the location of the Pinchi Gold Properties.

Geology

The properties are underlain by Paleozoic limestone, sedimentary and volcanic rocks that have been intruded by Mesozoic intrusive rocks. This geologic environment is prospective for bulk tonnage gold deposits.

Exploration in 2007 (Fiscal 2008)

The Company performed airborne and ground based geophysical surveys and grid-based geochemical surveys during the 2007 field season to identify targets for follow-up. Four targets were followed-up in 2007.

Plan of Operation for 2008 (Fiscal 2009)

Further target definition involving geological mapping and soil grid sampling for geochemical analysis is planned for 2008.

(3)	The Zinc Carbonate Property, British Columbia

Property

The property has been reduced to approximately 230 square kilometers from approximately 250 square kilometers in area. The Zinc Carbonate Properties comprise the Zinc, Zap, Blende and Blende West claims. Detailed claim information is given in Table 1 (above).

Location and Access

The properties are located some 130 kilometers north-northwest of McKenzie, British Columbia. Access is via forestry roads and helicopter.

Figure 2 (above) shows the location of the Zinc Carbonate Belt Properties.

Geology

The geological environment is permissive for both Mississippi Valley Type (MVT) and Sedimentary Exhalative (SEDEX) zinc deposits.

Exploration in 2007 (Fiscal 2008)

A desk-top analysis of available data was completed over the belt, which resulted in seven targets being selected for follow-up in the field in 2008

Plan of Operation for 2008 (Fiscal 2009)

Initial target assessment including geological mapping and soil and rock geochemical sampling is planned for the prioritized targets.

(4)	The Rapid Property, British Columbia

Property

In April 2008, Amarc staked the Rapid Property, which covers approximately 400 square kilometers. Detailed information the claims comprising the Rapid property are given in Table 1 (above).

Location and Access

The Rapid Property is located 27 kilometers northeast of the Aspira property and 36 kilometers northwest of the town of Fort St. James. Access to the site is by a network of forestry roads.

Figure 2 (above) shows the location of the Rapid Property.

Geology

The Rapid Property was staked on the basis of significantly anomalous copper-zinc-silver geochemical values in lake and stream sediments reported in an April 2008 release by Geoscience BC, an organization that funds geoscience projects with the objective of attracting investment to British Columbia.

Exploration in 2008 (Fiscal 2009)

An airborne geophysical survey, carried out in the early part of the 2008 field season, is being followed up by focused geological mapping, geochemical soil sampling and induced polarization geophysical surveys, with the objective of developing drill targets on the Rapid Property. On-going field work over the Rapid Property includes the collection of 1,200 soil samples and completion of 39 line-km of IP geophysical survey.

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

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 3 and note 4 of the accompanying audited consolidated financial statements for the year ended March 31, 2008 and a reconciliation of material measurement differences between these principles and US GAAP principles is shown in note 11.

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

Year Ended March 31, 2008 (“2008”) versus Year Ended March 31, 2007 (“2007”)

The net loss for the year ended March 31, 2008 increased to $3,566,300 compared to a net loss of $1,376,438 in 2007. The increase in loss was mainly due to an increase in exploration activities compared to the previous year.

Exploration expenses for the year ended March 31, 2008, excluding stock-based compensation, increased to $3,066,939, compared to $1,033,060 in 2007. This increase was due to a greater number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2008 – $1,721,493; 2007 – $635,870), site activities (2008 – $372,491; 2007 – $64,297), and assay and analysis (2008 – $283,281; 2007 – $162,429). Option payments related to mineral property interests increased to $60,000, compared to option payments of $25,000 made for the previous year.

The major administrative costs during the year were salaries and benefits (2008 – $257,060; 2007 –$229,024), office and administration (2008 – $183,842; 2007 – $150,163), conference and travel (2008 –$93,829; 2007 – $60,402), management and consulting (2008 – $48,795; 2007 – $54,714), and shareholder communication (2008 – $72,860; 2007 – $51,857). The increase in administrative costs was mainly due to increased exploration activities.

Interest and other income decreased to $315,812 in 2008 compared to $333,737 in 2007. The change in total interest income is attributable to the following factors:

1.

Interest earned on cash and cash equivalent increased to $262,183 in 2008, compared to $140,860 in 2007. This increase was due to higher cash balance in 2008 mainly because of issuance of common shares during the last quarter of fiscal year 2007, repayment of loan to a related party in first quarter of 2008 and exercise of share warrants in 2008.

2.

In 2008, $53,629 was recorded on a promissory note on funds lent to a related party, Rockwell Ventures Inc. (now renamed "Rockwell Diamonds Inc."), as compared $192,877 in 2007. (See Item 7B – Related Party Transactions).

There were no losses on the sale of equipment or write-down of mineral property interest in 2008, compared with a loss of $1,678 on the sale of fixed assets and a write-down of mineral property interest of $98,429 recorded in 2007.

A foreign exchange loss of $138,026 was recorded in 2008, compared with a gain of $38,098 in 2007. The loss was due primarily to a decline in the Canadian dollar value of US dollar denominated cash and cash equivalents held by the Company.

A gain of $68,992 on the sale of marketable securities was recorded during in 2008, compared with $nil in 2007. The gain resulted from the sale of 497,993 common shares of Rockwell Diamonds Inc., which the Company had received as payment for the interest portion of the promissory note to Rockwell Diamonds Inc. (See Item 7B – Related Party Transactions).

Year Ended March 31, 2007 (“2007”) versus Year Ended March 31, 2006 (“2006”)

The Company had net loss of $1,376,438 in 2007 compared to net loss of $3,840,903 in 2006. The loss in 2007 was lower as a result of decreased exploration expenditures in British Columbia.

Exploration expenses for 2007, excluding stock-based compensation, decreased to $1,033,060, from $3,012,825 in 2006, due to a decrease in the number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2007 – $635,870; 2006 –$1,117,544) and assays and analysis (2007 – $162,429; 2006 – $205,889). The 2007 assays and analysis figure includes $96,030 related to claim staking costs (2006 – $17,084). The decrease in geological expense during the year was due to wages paid for less geological and geophysical work conducted in 2007. Assays and analysis expense decreased in 2007 due to lower levels of exploration activities, as several properties were allowed to lapse during the year. Other exploration expenses include site activities (2007 – $64,297; 2006 – $727,397), travel and accommodation (2007 – $46,696; 2006 –$92,880), and helicopter expense (2007 – $42,358; 2006 – $260,720). Option payments related to mineral property interests decreased to $25,000 in 2007 from $78,750 in 2006.

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

The Company had cash and cash equivalents of $7,713,995 and working capital of $7,738,103 as at March 31, 2008, compared to cash and cash equivalents of $2,916,194 and working capital of $8,664,814 as at March 31, 2007.

The Company did not have any long term liabilities as at March 31, 2008 or 2007 and does not have any long term liabilities as of the date of this Annual Report.

Planned Exploration Activities

The Company plans to apply its available cash and working capital to continue exploration of the Company's mineral properties. These planned exploration activities are summarized in Item 4.B of this Annual Report. At September 24, 2008, the Company had cash of approximately $3.7 million.

The Company has applied for refundable investment tax credits under the British Columbia Mining Exploration Tax Credit ("METC") program. The government department responsible for the administration of the METC program has audited the claim and as on the date to this report, the final assessment was awaited. The Company has estimated that it could receive up to approximately $1.3 million in refunds. The Company records these amounts as received; consequently, as the receipt, amount and timing of such refunds is uncertain, the Company has not accrued any of these amounts as receivable.

The Company anticipates that its cash and working capital will be sufficient to enable it to carry out the Company's currently planned exploration activities as well as for property maintenance requirements and administrative overhead for the twelve months without obtaining additional financing.

Cash Used in Operating Activities

Cash used in operating activities was $3,652,198 in 2008, compared to $1,222,791 in 2007 and $4,625,140 in 2006. The annual increase in cash used in operating activities from 2007 to 2008 is attributable primarily to the Company’s increased levels of exploration activities carried out on its British Columbia mineral properties. The Company anticipates continuing to use cash in its operating activities to carry out its exploration programs.

Cash Flows from Investing Activities

Cash flows from investing activities were $5,815,499 in 2008, compared to cash used in investing activities of $5,496,555 in 2007, and cash flows from investing activities of $240,292 in 2006. Cash flow from and cash used in the investing activities in 2008 and 2007, respectively, related primarily to repayment and extending of a loan of $5,500,000 to a related party pursuant to a 90-day promissory note. Cash inflows from investing activities in 2008 also included $315,499 in proceeds from the sale of shares of a related party representing payment of interest on the 90-day promissory note. (See Item 7B – Related Party Transactions). Cash flows provided by investing activities in 2006 were attributable to the disposal of shares of Yukon Zinc Corporation and Endurance Gold Corporation.

Cash Flows from Financing Activities

Cash flows from financing activities were $2,634,500 in 2008, compared to $5,097,607 in 2007 and $1,587,402 in 2006. Cash flows from financing activities in each year were attributable to common shares issued for cash.

Cash flows from financing activities in 2008 were attributable to the Company’s common shares issued pursuant to exercise of share warrants.

Cash flows from financing activities in 2007 were related to the completion of a private placement of 10,490,000 units at $0.50 per unit, consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units. Each flow-through unit consisted of one flow-through common share and one non-flow-through warrant and each non-flow-through unit consisted of one non-flow-through common share and one warrant. Each warrant entitles the holder to purchase one non-flow-through common share until January 17, 2009, at a price of $0.55 per share. In February 2008, the Company offered to the holders of warrants the right to enter into an agreement with the Company whereby the existing warrants would be exercisable to acquire flow-through common shares subject to certain conditions. (See Item 5.F – Tabular Disclosure of Contractual Obligations).

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

The price of zinc increased from an average of $0.48/lb in 2004 to US$1.47/lb in 2007, increasing from. In 2008 to mid August, zinc prices have averaged US$0.99/lb. Copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. The average price in 2007 was approximately US$3.22/lb. Prices have continued to be strong in 2008, averaging US$3.64/lb to mid August. Lead prices increased substantially to average US$1.16/lb over the 2007 year from US$0.60/lb in 2006. In 2008 to mid August, lead prices have averaged US$1.12/lb.

Gold prices have been increasing for more than three years, from US$409/oz in 2004 to US$697/oz in 2007. In 2008 to mid August, the gold price has averaged US$910/oz. The silver price has also increased since 2004, from an average of US$6.69/oz in 2004 to US$13.38 in 2007. In 2008 to mid August, the silver price has averaged US$17.34/oz.

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

As at fiscal year end March 31, 2008, the Company had the following contractual obligations:

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

In February 2008, the Company offered to the holders of warrants the right to enter into an agreement whereby the existing warrants would be exercisable to acquire flow-through common shares of the Company, in consideration of immediate commitment from the holders to exercise the warrants. Consequently, in March 2008, the Company issued 4,440,000 flow-through common shares pursuant to the exercise of these warrants for total proceeds of $2,442,000. In accordance with the provisions of the Income Tax Act (Canada), the Company was obligated to spend the proceeds from the flow-through-shares by December 31, 2009. As at September 24, 2008, the proceeds from the flow-through shares issued in March 2008 were fully spent on eligible exploration activities.

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name (1)	Year born	Position	Director or Officer Since
Rene G. Carrier	1944	Director	May 2008
David J. Copeland	1948	Director	September 1995
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Paul Mann(2)	1964	Chief Financial Officer	July 2008
Jeffrey R. Mason (2)	1957	Director	September 1995
Diane Nicolson	1965	Vice President Corporate Development	February 2008
Ronald W. Thiessen	1952	President, Chief Executive Officer and Director	September 1995
Trevor Thomas(2)	1967	Secretary	February 2008

1.

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

2.	In February 2008, Mr. Mason resigned as Secretary of the Company and was replaced by Trevor Thomas. In July 2008, Mr. Mason resigned as Chief Financial Officer and was replaced by Paul Mann.

The following is biographical information on each of the persons listed above.

RENE CARRIER – Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
International Royalty Corporation	Lead Director	June 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	Present

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded Hunter Dickinson companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

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

ROBERT DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) He is also President and Director of United Mineral Services Ltd., a private investment company.

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

JEFFREY MASON, B.Comm., CA – Director

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Until early 2008, Mr. Mason was employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation was the financial administration of the public companies to which Hunter Dickinson Inc. provided services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	February 2008
	Chief Financial Officer	September 1998	July 2008
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	September 2007
	Chief Financial Officer	February 1999	June 2007
Coastal Contacts Inc.	Director	October 2006	July 2008
Continental Minerals Corporation	Director	June 1995	February 2008
	Secretary	November 1995	February 2008
	Chief Financial Officer	June 1998	February 2008
Detour Gold Corporation	Chief Financial Officer and Secretary	July 2006	December 2007
Farallon Resources Ltd.	Director	August 1994	February 2008
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	July 2008
	Secretary	June 1996	July 2008
	Chief Financial Officer	June 1998	July 2008
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	February 2008
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	April 2007
Slater Mining Limited	Director	July 2008	Present

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 1994	July 2008
	Secretary	February 1994	June 2008
	Chief Financial Officer	November 1998	June 2008

RONALD THIESSEN, CA – President, Chief Executive Officer and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief	September 2000	January 2006
Executive Officer
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director and Chairman	July 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

DIANE NICOLSON, PhD – Vice President, Corporate Development

Diane Nicolson has a B.Sc. degree in geology from the University of London, a PhD in economic geology from the University of Wales and 20 years international experience in the exploration and mining industry. She has worked for both major and junior mining companies, including Rio Tinto, Minera Antamina, Noranda and Cambior. Over the past 10 years, she has been involved primarily with business development and new project assessment and acquisitions, with a particular focus on Latin America where she was based for 13 years.

Dr. Nicolson joined Hunter Dickinson in 2007 as a member of the global business development team; her broad international experience has significantly assisted the advancement of the company's efforts.

Dr. Nicolson was appointed Vice President, Corporate Development in February 2008 and is responsible for management, strategic planning and new project development for Amarc Resources Ltd.

PAUL MANN, CA – Chief Financial Officer

Paul Mann has over 15 years of progressive experience in the mining sector, as Controller of Dayton Mining and De Beers Canada Mining, Corporate Controller at Eldorado Gold and at Hunter Dickinson, as Vice President Finance for Crew Gold, and as Chief Financial Officer of North Pacific Geopower.

He has been with the Hunter Dickinson group since 2002, and since 2007 has served as Director of Finance and Reporting for the Hunter Dickinson group of companies, overseeing all accounting, regulatory and securities compliance and reporting, as well as treasury and taxation for the group.

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law for over 12 years, both in private practice environment as well as in-house positions and is currently in-house legal counsel for Hunter Dickinson Services Inc. Prior to joining Hunter Dickinson Services Inc., he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Asst Secretary	November 2007	Present
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Resources Ltd.	Secretary	December 2007	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	August 1, 2008	Present

B.	Compensation

During the Company's financial year ended March 31, 2008, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $74,887.

Ronald W. Thiessen, President and Chief Executive Officer and Jeffrey R. Mason, Chief Financial Officer and Secretary are each a “Named Executive Officers” of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen Chief Executive Officer, President	2008 2007 2006	44,464 46,121 155,127	Nil 1,784 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason(2) Chief Financial Officer, Secretary	2008 2007 2006	30,423 30,504 92,835	Nil 1,784 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. Mason resigned as Secretary in February 2008 and as Chief Financial Officer in July 2008.

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

Share Options

The only equity compensation plan which the Company has in place is its share option plan (See Item 6.E Share Option Plan). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares under the Plan. No option was granted during the 2008 fiscal year and as at March 31, 2008, there are no options outstanding. All options expire on a date not later than five years after the date of grant of such option, for a Tier 2 Company.

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

Mr. Carrier was appointed as director in May 2008. All other directors were elected at the September 27, 2007 annual general meeting. All directors have a term of office expiring at the next annual general meeting of Amarc, scheduled to be held September 29, 2008. All officers have a term of office lasting until their removal or replacement by the board of directors (the “Board”).

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Amarc or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

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

The directors of the Company, except Mr. Carrier, are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

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

6. Compensation

The Board determines the compensation for the Chief Executive Officer. Except for Mr. Carrier, the directors do not receive cash compensation for acting in their capacity as directors. Mr. Carrier received $10,000 for his services as a director for the period from May 16, 2008 to August 31, 2008. He receives $1,250 per month for the remainder of fiscal 2009.

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

Composition of the Audit Committee

The members of the audit committee are Rene Carrier, Scott Cousens and Robert Dickinson. All members are financially literate.

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

At September 24, 2008, Amarc had no direct employees. Amarc’s administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7- Major Shareholders and Related Party Transactions).

E.	Share Ownership

Security Holdings of Directors and Senior Management

As at September 24, 2008, the directors and officers of Amarc and their affiliates, directly and indirectly, own or control as a group an aggregate of 14,038,417 common shares (20.72%), or 14,628,417 (21.60%) on a diluted basis.

As at September 24, 2008, the Company's directors and senior management beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned or Controlled	As a % of the outstanding Common Shares
Rene G. Carrier	25,000 Common Shares 70,000 Options (2) Nil Warrants	0.4%
David J. Copeland	869,500 Common Shares 70,000 Options (2) Nil Warrants	1.28%
Scott D. Cousens	539,000 Common Shares 70,000 Options (2) Nil Warrants	0.8%
Robert A. Dickinson(1)	6,106,409 Common Shares 70,000 Options (2) Nil Warrants	9.0%
Paul Mann	Nil Common Shares 50,000 Options (2) Nil Warrants	0%
Jeffrey R. Mason	4,196,000 Common Shares 70,000 Options (2) Nil Warrants	6.2%
Diane Nicolson	313,000 Common Shares 50,000 Options (2) Nil Warrants	0.5%
Ronald W. Thiessen	1,969,008 Common Shares 70,000 Options (2) Nil Warrants	2.9%
Trevor Thomas	20,000 Common Shares 50,000 Options (2) 20,000 Warrants (3)	0.03%
Total	14,038,417 Common Shares 570,000 Options 20,000 Warrants	20.72%

Note:
1.	A portion of these shares are beneficially owned through United Mineral Services Ltd., a private company controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP).
2.	The share purchase options held by directors and officers are exercisable at $0.70 until July 19, 2011.
3.	Each warrant entitles the holder to purchase one non-flow through common share until January 17, 2009, at a price of $0.55 per share.

Share Option Plan

As at September 24, 2008, 1,828,200 options were outstanding pursuant to the Company's share option plan, and an aggregate of 4,945,747 common shares were available for issuance, pursuant to the Company’s share option plan, described below.

(a)	Incentive Options

1.	Share Incentive Plan

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

As of September 24, 2008, Amarc had authorized unlimited common shares without par value, of which 67,739,473 were issued and outstanding.

As September 24, 2008, Robert Dickinson, together with companies controlled by him, held 6,106,409 common shares of Amarc, representing 9.0% of the common shares outstanding.

As September 24, 2008, Jeffrey Mason held 4,196,000 common shares of Amarc, representing 6.2% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of September 24, 2008, Amarc’s register of shareholders indicates that Amarc’s common shares are held as follows:

	Number of registered		Percentage of total
Location	shareholders of record	Number of shares	shares
Canada	14	61,019,167	90.1%
United States	9	3,030,306	4.5%
Other	5	3,690,000	5.4%
TOTALS	28	67,739,473	100.0%

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

Except as disclosed below, Amarc has not, since April 1, 2007, and does not at this time propose to:

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

Hunter Dickinson Services Inc. (“HDSI”), formerly Hunter Dickinson Inc.

HDSI provides management and administrative services to Amarc pursuant to the Corporate Services Agreement dated June 1, 2008. During the fiscal year ended March 31, 2008, the Company paid

$1,603,106 to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

HDSI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDSI is owned by 8 public resource companies, including Amarc. The other public companies that own HDSI include: Anooraq Resources Corporation, Continental Minerals Corporation, Farallon Resources Ltd., Taseko Mines Limited, Northern Dynasty Minerals Ltd., Quartz Mountain Resources Ltd., and Rockwell Diamonds Inc. Amarc and the other public companies listed above each own 12.5% of HDSI.

As an umbrella organization, HDSI provides both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of September 24, 2008, HDSI employed or retained on a substantially full-time basis, 33 geoscientists (of which 13 are professional geologists/P.Geo.), 16 licensed professional mining, mechanical or civil engineers (P.Eng.), 18 accountants and approximately 43 administrative and support personnel.

HDSI resources are made available on an as-needed basis, at cost. Therefore, each public company pays only for the services it uses. In addition, HDSI as a representative of the group has contacts in financial markets, primarily in North America, Europe and Asia.

Amarc’s business relationship with HDSI consists of utilizing the services described above pursuant to a standard (within the group) Corporate Services Agreement with Hunter Dickinson Services Inc., dated June 1, 2008 (the "Geological Management and Administration Services Agreement"). Because of cross membership of many of the boards within the group, certain members of management and the board of directors of Amarc are also members of the board of HDSI.

HDSI's arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDSI, make short term advances to members of the group. Amarc is not currently indebted to HDSI, except for the balance due in the ordinary course of its business. The Services Agreement can be terminated by either party on 60 days notice.

Rockwell Diamonds Inc.

Rockwell Diamonds Inc., formerly named Rockwell Ventures Inc. ("Rockwell"), is a public company with certain directors in common with the Company. In January 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note was calculated at a rate of 20% per annum, compounded quarterly. Interest was payable in common shares of Rockwell, based upon the ten day average closing price, less a 10% discount. In April 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing payment of interest on the 90-day promissory note. For the year ended March 31, 2008, interest income of $53,629 was recorded on the promissory note.

In June 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,499. A gain of $68,992 was recorded on the sale.

Management / Insiders

In February 2008, the Company offered to the holders of its share warrants the right to enter into an agreement whereby the existing warrants would be exercisable to acquire flow-through common shares of the Company, in consideration of immediate commitment from the holders to exercise the warrants until March 20, 2008. During the year ended March 31, 2008, the Company issued 4,440,000 flow-through common shares pursuant to exercise of share warrants for total proceeds of $2,442,000. The flow-through shares acquired by the informed persons of the Company were as follow:

Informed Person Participation	Amount	Units
Robert Dickinson	$ 517,000	940,000
Jeffrey Mason	$ 770,000	1,400,000
Ronald Thiessen	$ 220,000	400,000

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Amarc’s audited consolidated annual financial statements as at March 31, 2008 and 2007 and for each of the years in the three year period ended March 31, 2008.

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

There have been no significant changes to the accompanying financial statements since March 31, 2008, except as disclosed in this Annual Report on Form 20-F.

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

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Fiscal	(Cdn$)	(Cdn$)	(US$)	(US$)
2008	0.78	0.45	0.76	0.40
2007	0.60	0.30	0.51	0.20
2006	0.47	0.22	0.38	0.20
2005	0.75	0.43	0.60	0.34
2004	0.99	0.11	N/A	N/A

	TSX Venture Exchange		OTCBB

	High	Low	High	Low
Quarter	(Cdn$)	(Cdn$)	(US$)	(US$)
Q1, 2009	0.77	0.58	0.76	0.57
Q4, 2008	0.78	0.45	0.76	0.45
Q3, 2008	0.65	0.50	0.66	0.51
Q2, 2008	0.72	0.49	0.75	0.47
Q1, 2008	0.70	0.45	0.65	0.40
Q4, 2007	0.60	0.41	0.51	0.27
Q3, 2007	0.48	0.30	0.40	0.20
Q2, 2007	0.39	0.31	0.35	0.28
Q1, 2007	0.50	0.35	0.46	0.30

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Month	(Cdn$)	(Cdn$)	(US$)	(US$)
September 2008 (up to	0.57	0.36	0.64	0.26
September 24, 2008)
August 2008	0.66	0.52	0.57	0.51
July 2008	0.71	0.55	0.68	0.54
June 2008	0.77	0.69	0.76	0.64
May 2008	0.72	0.58	0.69	0.58
April 2008	0.65	0.59	0.64	0.57

B.	Plan of Distribution

Not applicable.

C.	Markets

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

A summary of certain changes under the new articles was discussed and filed in a prior year with the Company’s filing on Form 20-F.

C.	Material Contracts

Amarc’s material contracts as of September 25, 2008:

(a)	Corporate Services Agreement between Amarc and Hunter Dickinson Services Inc. dated June 1, 2008. See Item 7B.

(b)	Mineral property option agreement re acquisition of the Bodine property, dated November 14, 2006. See Exhibit 4.3.

(c)	Mineral property option agreement re acquisition of the Pond property, dated April 29th, 2008. See Exhibit 4.4.

(d)	Mineral property option agreement re acquisition of the Peak property, dated July 22th, 2008. See Exhibit 4.5.

D.	Exchange Controls

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Amarc’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Amarc was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Amarc. An investment in the common shares of Amarc by a WTO Investor, or by a non-Canadian when Amarc was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2008 is $295 million. A non-Canadian would acquire control of Amarc for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Amarc unless it could be established that, on the acquisition, Amarc was not controlled in fact by the acquirer through the ownership of the common shares.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in management's understanding, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Amarc. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see "Taxation –Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Amarc should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Amarc, based upon their individual circumstances.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Amarc qualifies as a PFIC for the fiscal year ending March 31, 2008, or in future fiscal years, each U.S. Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of March 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

While our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance of effectiveness, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

ITEM 16	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.	Audit Committee Financial Expert

The board of directors has determined that Mr. Rene Carrier, a member of the audit committee of the Company, qualifies as a "financial expert" based on his education and experience analyzing and evaluating financial statements. Mr. Carrier is independent, as the term is defined by the American Stock Exchange.

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

Services:	Year ended March 31, 2008	Year ended March 31, 2007
Audit Fees (1)	$ 20,000	$ 14,000
Audit-Related Fees (2)	–	–
Tax Fees (3)	–	1,500
All Other Fees (4)	–	–
	$ 20,000	$ 15,500

Notes:

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

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the year ended March 31, 2008.

D.	Exemptions from Listing Standards for Audit Committees

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at March 31, 2008 and 2007, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended March 31, 2008;

(2)	Consolidated balance sheets as at March 31, 2008, and 2007;

(3)	Consolidated statements of operations for each of the years in the three year period ended March 31, 2008.

(4)	Consolidated statements of shareholders’ equity for the periods referred to in (3) above;

(5)	Consolidated statements of cash flows for the periods referred to in (3) above; and

(6)	Notes to the consolidated financial statements referred to in (2) through (5) above.

ITEM 18	FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19	EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number
1.1	Notice of Articles of Incorporation of Amarc
4.2	Amended Share Incentive Plan dated September 21, 2004
4.3	Mineral property option agreement re acquisition of the Bodine property, dated November 14, 2006
4.4	Mineral property option agreement re acquisition of the Pond property, dated April 29th, 2008.
4.5	Mineral property option agreement re acquisition of the Peak property, dated July 22th, 2008.
11.1	Code of Ethics
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
99.1

Consolidated balance sheets as at March 31, 2008 and 2007; consolidated statements of operations and deficit, cash flows and notes thereto for the years ended March 31, 2008, 2007, and 2006, together with the Report of Independent Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Paul Mann

PAUL MANN
Chief Financial Officer

DATED: September 24, 2008