Form 20-F
period 2009-03-31
AMARC RESOURCES LTD
filed 2009-09-30
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

72,739,473 common shares as of March 31, 2009

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

[ x ] Yes    [           ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[           ] Yes    [ x ] No

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 126-2 of the Exchange Act. (check one):

Large accelerated Filer [ ]	Accelerated Filer [ ]	Non-accelerated Filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP	[ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ]	Other	[ x ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ x ]    Item 18 [           ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 126-2 of the Exchange Act).

[           ] Yes    [ x ] No

T A B L E   O F   C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to "we", "Amarc" and the "Company" refer to Amarc Resources Ltd. and its consolidated subsidiaries.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of September 11, 2009 and all information included in this document should only be considered correct as of such date.

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

Mineral Reserve

Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a 'reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

Mineral Resource

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission does not define or recognize resources. As used in this Form 20-F, "resources" are as defined in National Instrument 43-101.

Mineral Symbols

As – arsenic; Au – gold; Ag – silver; Cu – copper; Fe – iron; Hg – mercury; Mo – molybdenum; Na – sodium; Ni – nickel; O – oxygen; Pd - palladium; Pt – platinum; Pb – lead; S – sulphur; Sb – antimony; Zn – zinc.

Net Smelter Return (NSR)	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.
Polymetallic	Pertaining to more than one, or many, metals.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet- hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
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

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for the Company's exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying the Company's predictions. Some of these risks and assumptions include:

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

  the Company's ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Amarc extracted from the Company's audited consolidated financial statements for the last five years ended March 31, 2009, 2008, 2007, 2006 and 2005.

The Company's annual financial statements have been audited by its current independent registered public accounting firm, De Visser Gray LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 11 to the 2008 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to Amarc and a reconciliation to US GAAP of Amarc's consolidated financial statements.

The following selected financial data is presented in thousands of Canadian dollars.

BALANCE SHEET DATA

(C$000)		As at March 31,
	2009	2008	2007	2006	2005
Plant and Equipment, Net
Canadian and US GAAP	$54	$20	$25	$37	$47
Mineral Property Interests
Canadian and US GAAP	–	–	–	98	156
Total Assets
Canadian GAAP	3,427	7,984	8,768	5,007	8,091
US GAAP	3,427	7,984	8,768	5,007	8,100
Total Liabilities
Canadian and US GAAP	33	225	78	38	871
Working Capital
Canadian GAAP	3,339	7,738	8,665	4,834	7,017
US GAAP	3,339	7,738	8,665	4,834	7,025
Share Capital
Canadian and US GAAP	31,247	30,747	27,287	23,997	22,388
Contributed Surplus
Canadian and US GAAP	1,714	1,470	2,295	488	507
Accumulated Deficit
Canadian GAAP	(29,568)	(24,459)	(20,892)	(19,515)	(15,675)
US GAAP	$(29,568)	$(24,459)	$(20,892)	$(19,515)	$(15,667)
Net Assets
Canadian GAAP	$3,393	$7,758	$8,690	$4,969	$7,220
US GAAP	3,393	7,758	8,690	4,969	7,229
Shareholders' Equity
Canadian GAAP	3,393	7,758	8,690	4,969	7,220
US GAAP	$3,393	$7,758	$8,690	$4,969	$7,229

STATEMENT OF OPERATIONS DATA

(C$000, except per share amounts)		Year Ended March 31,
	2009	2008	2007	2006	2005
Interest and other income	$(323)	$(385)	$(334)	$(130)	$(243)
General and administrative expenses	951	746	615	819	719
Exploration expenditures	4,619	3,067	1,033	3,012	7,554
Stock based compensation (recovery)	–	–	–	(16)	496
Foreign exchange (gain) loss	(219)	138	(38)	3	8
Loss (gain) on marketable securities
Canadian GAAP	–	–	–	(92)	(82)
US GAAP	–	–	–	(84)	(6)
Loss on sale of equipment	–	–	2	–	–
Tax related to flow-through financing	81	–	–	–	93
Write down of accounts receivable	–	–	–	45	–
Write down of mineral property interest	–	–	98	10	76
Write down of marketable securities	–	–	–	190	7
Net loss (income) for the year
Canadian GAAP	5,109	3,566	1,376	3,841	8,628
US GAAP	$5,109	$3,566	$1,376	$3,849	$8,704
Basic and diluted net income (loss) per share
Canadian GAAP	(0.07)	(0.06)	(0.03)	(0.08)	(0.19)
US GAAP	(0.07)	(0.06)	(0.03)	(0.08)	(0.19)
Weighted average number of common shares
outstanding	68,465,500	63,434,763	54,557,473	49,880,651	45,168,411

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 11, which reconciles Canadian GAAP to US GAAP.

The Company has not declared or paid any cash or other dividends.

Currency and Exchange Rates

On September 11, 2009, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$1.0746. The following tables set out the exchange rates, based on noon rates as the nominal quotations by the Bank of Canada website, www.bankofcanada.ca for the conversion of Canadian Dollars into U.S. Dollars.

For year ended March 31
	2009	2008	2007	2006	2005
End of Period	$ 1.2613	$ 1.0265	$ 1.1529	$ 1.1671	$ 1.2096
Average for the Period	$ 1.1264	$ 1.0322	$ 1.1417	$ 1.1933	$ 1.2786
High for the Period	$ 1.3000	$ 1.1584	$ 1.1878	$ 1.2555	$ 1.3783
Low for the Period	$ 0.9844	$ 0.9170	$ 1.0948	$ 1.1489	$ 1.1961

Monthly High and Low Exchange Rate (Canadian Dollars per US Dollar)
	High	Low
September 2009 (until September 11, 2009)	1.1065	1.0746
August 2009	1.1079	1.0686
July 2009	1.1655	1.0790
June 2009	1.1625	0.0827
May 2009	1.1872	0.0872
April 2009	1.2643	1.1940

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

Amarc's properties have not produced any commercial mineral reserves or ore body.

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

The success of the Company's activities is dependent to a significant extent on the efforts and abilities of management and other key personnel. Investors must be willing to rely to a significant extent on their experience, discretion and judgment.

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

Although at March 31, 2009 the Company had working capital of approximately $3.3 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

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

Amarc's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams which may result in environmental pollution and consequent liability which will have a material adverse effect on the Company's business and results of operation and financial condition.

The Company's business could be adversely affected by government regulations related to mining.

Amarc's exploration activities are regulated in all countries in which the Company operates under various federal, state, provincial and local laws relating to the protection of the environment, which generally includes air and water quality, hazardous waste management and reclamation. Environmental hazards may exist on the properties in which the Company holds interests which are unknown to Amarc at present and which have been caused by previous or existing owners or operators of the properties. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Delays in obtaining or failure to obtain government permits and approvals may adversely impact the Company's operations. The regulatory environment in which the Company operates could change in ways that would substantially increase costs to achieve compliance, or otherwise could have a material adverse effect on the Company's operations or financial position. In particular, the Company's operations and exploration activities in British Columbia are subject to national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. There can be no certainty that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at the Company's projects.

Although the Company has no reason to believe that the existence and extent of any of the Company's properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them.

Amarc's mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the Company's mineral rights are held.

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

The industry in which the Company operates is highly competitive.

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

The Company's share price has historically been volatile.

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

Amarc's directors and officers are part-time and serve as directors and officers of other companies.

Some of the Company's directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with us. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). In order to avoid the possible conflict of interest which may arise between the directors' duties to Amarc and their duties to the other companies on whose boards they serve, the Company's directors and officers have agreed that participation in other business ventures offered to them will be allocated between the various companies on the basis of prudent business judgment, and the relative financial abilities and needs of the companies to participate.

There is no assurance that the Company will be successful in obtaining the funding required for the Company's operations.

Amarc's operations consist almost exclusively of cash consuming activities given that the Company's main mineral projects are in the exploration stage. The further development and exploration of the various mineral properties in which the Company hold interests is dependent upon the Company's ability to obtain financing through debt financing, equity financing or other means.

If the Company raises additional funding through equity financings, then the Company's current shareholders will suffer dilution.

The Company will require additional financing in order to complete full exploration of the Company's mineral properties. Management anticipates that the Company will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in the dilution of existing shareholders' percentage ownership interests.

Amarc's status as a passive foreign investment company has consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that the Company expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in future years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer, generally, will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company's shares. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to the Company's shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer's tax basis therein. U.S. taxpayers are advised to seek advice from their professional tax advisors.

The Company's shareholders could face significant potential equity dilution.

As of September 11, 2009, Amarc had 1,748,864 share purchase options outstanding and 5,000,000 share purchase warrants outstanding. Amarc has a share purchase option plan which allows the management to issue options to its employees and non employees based on the policies of the Company. If further options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Incorporation

Amarc Resources Ltd. was incorporated on February 2, 1993, pursuant to the Company Act (British Columbia Canada) (the "BCCA"), as "Patriot Resources Ltd." and changed its name on January 26, 1994 to "Amarc Resources Ltd." The BCCA was replaced by the Business Corporations Act (British Columbia) (the "BCA") in March 2004 and the Company is now governed by the BCA.

Amarc became a public company or "reporting issuer" in the Province of British Columbia on May 30, 1995. The common shares of Amarc were listed (symbol – AHR) on the Vancouver Stock Exchange ("VSE") on August 4, 1995 and continue to trade on the TSX Venture Exchange ("TSX Venture"), formerly the Canadian Venture Exchange, the successor stock exchange to the VSE.

Amarc commenced trading on the OTC Bulletin Board ("OTCBB") in the United States in June 2004 under the symbol AXREF.

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

Company Development

Amarc has been engaged in the acquisition and exploration of mineral properties since its incorporation. The Company is currently actively exploring a number of properties located in British Columbia, Canada. All of the Company's mineral properties are at the exploration stage.

B. BUSINESS OVERVIEW

Amarc is in the business of exploring and developing mineral properties. The Company's exploration activities are primarily focused in British Columbia, Canada, where it has assembled a portfolio of projects through ground staking and option agreements. Exploration on these properties is aimed at ascertaining whether the properties host commercially viable mineral deposits.

British Columbia Mineral Tenure

On January 12, 2005, the Province of British Columbia adopted a new on-line mineral tenure system that includes mineral tenure acquisition and tenure maintenance procedures, as well as a method of converting previous format claims (legacy claims) to new format claims (cell claims). All of the Company's mineral tenures have been converted to cell claims resulting in new tenure numbers and marginally larger claim boundaries. The mineral leases are maintained through the completion of exploration activities referred to as "Assessment Work". The financial requirements related to these exploration works remain the same as previous, but are stated as $4 per hectare per year during the first three years following location of the mineral claim, and $8 per hectare per year in the fourth and succeeding years. If the assessment work is not completed the mineral leases may be maintained by a cash payment, but if this payment is not made before the forfeiture date the tenure is relinquished.

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

Mineral Properties and Exploration Activities and Plans

Amarc is actively working to make a major mineral deposit discovery with the potential to deliver both substantial growth and value to the Company. In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

In recent times Amarc has focused its efforts in two areas: grassroots exploration in British Columbia ("BC") and property evaluations from favorable mining jurisdictions around the world.

The Company's BC-focused grassroots stage geological, geochemical and geophysical exploration programs over the past four years have primarily been directed towards discovering bulk tonnage gold-copper deposits and high-value base metals deposits. Positive results from Amarc's extensive 2007 BC regional programs in the underexplored and highly prospective Sitlika Zinc-Copper Belt were the focus of exploration activities in 2008. Selected targets are being advanced by the Company in 2009, and others are being offered for joint venture.

In addition, through its property evaluation efforts Amarc has acquired by, option agreement, two new plays in BC – the Pinchi and the Newton properties.

The Sitlika Copper-Zinc Belt

Located in central BC (see figure below), the Sitlika Belt extends for approximately 226 kilometers from the Endako-Vanderhoof area towards the northwest through one of the best endowed mineral districts in the province.

In December 2006 Amarc acquired, by staking and option agreement, exploration properties covering an area of approximately 1,100 square kilometers along the Sitlika Belt. Later staking increased the Company's tenure position to approximately 2,000 square kilometers. Following exploration programs that have resulted in targets being defined and prioritized; consequently Amarc has reduced its land holdings to currently focus on approximately 270 square kilometers.

The Sitlika Belt is underlain by gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), the results of which indicate that the Sitlika rocks have the potential to host volcanogenic massive sulphide ("VMS") deposits. In addition, the Sitlika rocks are considered to correlate with the Kutcho Creek Formation, located approximately 250 kilometers to the north, which host the Kutcho VMS deposits.

The Sitlika Belt is well-serviced by main-line forestry roads, crossing topography that is subdued in comparison with other areas of BC. It is also located proximal to the Yellowhead Highway and the Canadian National rail link, which connect the Belt to the bulk loading terminal port of Prince Rupert. High capacity electric transmission lines and a natural gas line are also proximal to the Belt. Other services, including hospitals and schools, are located in nearby communities such as Burns Lake.

As a result of positive exploration results from the 2007 and work early in the following season, $4.5 million was spent on the Sitlika Belt programs in 2008. Since 2007, approximately $10.5 million has been spent on the BC initiative, including approximately $7 million on the Sitlika Belt.

During the 2007 field season, the Company collected 1,586 stream sediment samples along the Sitlika Belt, identifying 17 priority areas with multiple zinc and/or copper dominated targets. Follow-up target definition work in 2007 included the collection of 7,517 soil samples, and completion of geological mapping and 75 line-kilometers of induced polarization ("IP") geophysical surveys.

Exploration work in the 2008 field season focused on targets definition in 17 priority areas identified in 2007, and included the collection of approximately 20,000 soils samples, 500 silt and rock geochemical samples, and the completion of 80 line-kilometers of IP, over 1,000 line-kilometers of helicopter-borne AeroTem II magnetic geophysical surveys and approximately 4,600 meters of diamond drilling. Four outstanding copper and/or zinc mineral deposit targets were indentified within the Bodine Project area –Bodine-Warren, Huge South, Olsen and Big Time.

The Bodine Project is located in the central part of the Sitlika Belt. Initial reconnaissance by Amarc geologists identified massive to semi-massive sulphide mineralization in outcrop. Channel samples returned encouraging grades of 1.79% and 1.37% copper over 2.9 meters and 2.4 meters, respectively.

Bodine Property Agreement

In November 2006, Amarc reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over four years. The Company has paid $125,000 in property option payments for Bodine to date. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth year of the agreement to the fifteenth year of the agreement.

Bodine-Warren Property

The Bodine-Warren property hosts significant potential for the discovery of base-metal rich VMS deposits. In 2008, initial drill testing of soil anomalies comprised of significant copper and zinc concentrations with associated silver and lead values, and coincident IP signatures over a 2,000 meter by

700 meter area, intercepted thick sequences of favorable felsic volcanic rocks and confirmed the permissive nature of the geological environment for VMS style mineralization. Strong rock alteration was found associated with intervals of disseminated to stringer-like zones of sulphide mineralization that returned highly anomalous zinc and copper values. The 2009 drill program is designed to further test zones of anomalous zinc and copper within the northern sector of the property where sulphide content appears to be increasing. Drilling has commenced on the Bodine-Warren property.

Huge South Property

The Huge South project is hosted by a thick felsic volcanic pile that extends over at least eight kilometers and represents a classic environment for VMS type mineralization. Soil geochemical sampling undertaken during the 2008 field season defined a strong copper-in-soil anomaly extending over a length of almost five kilometers and open to both the northwest and to the southeast. Geological mapping, some 600 soil samples and approximately 21 line-kilometers of IP survey have been undertaken in 2009 to further define the target. These and the 2008 results have been reviewed and drill targets defined.

Olsen Property

The prospective Olsen target was identified through geological mapping, as well as geochemical and geophysical surveys, undertaken in 2008 and 2009. The soil grid defined a significant zinc-copper anomaly over approximately 1,100 meters which is coincident with a strong IP chargeability signature and associated with felsic volcanic units that represent preferred stratigraphy for VMS mineralization. Drill targets are defined.

Big Time Property

The Big Time target, although located within the Bodine Project area, represents a variation away from the typical Sitlika Belt geological environment and deposit type. In 2008 a one-kilometer by one-kilometer, open-ended, multi-element soils anomaly with a strong porphyry copper-molybdenum affinity and significant gold and silver was defined. In order to test this porphyry copper-molybdenum deposit target, additional definition work in 2009 has included geological mapping, some 500 soil samples and approximately 12 line-kilometers of induced polarization geophysical survey. A moderate to strong copper-molybdenum-silver soil anomaly has been defined, which is associated with a series of porphyry dykes and stocks, broadly coincident with an IP signature and has peripheral zinc-lead-gold-silver soil anomalies.

Falkirk Property Agreement

In June 2009, Amarc and Falkirk Resources Corp. ("Falkirk") entered into an Option and Joint Venture Agreement on the Big Time property. This was subsequently amended to include the Bodine-Warren property. Under the terms of the Amended Option and Joint Venture Agreement, Falkirk has the right to earn a 50% interest in the Bodine-Warren property by issuing 100,000 shares to Amarc and funding $600,000 in exploration expenditures before December 31, 2009. Amarc is the operator. On exercise of the option by Falkirk, the two parties will enter into a Joint Venture Agreement. The Agreement is subject to an underlying option agreement ("Bodine Agreement") with an arm's length party, whereby Amarc has the right to acquire a 100% undivided interest in all claims held under this agreement through a series of staged payments and exploration expenditures. The claims held under the Bodine Agreement are subject to a 3% net smelter royalty, 2% of which may be purchased for $2 million with the remaining 1% subject to a right of first refusal in favor of Amarc. Annual advance royalty payments of $50,000 are required, starting in 2012 (see “Bodine Property Agreement” above).

Pinchi Property

The Pinchi property is situated within the Quesnel Trough, a geological trend that hosts numerous porphyry gold-copper deposits in BC. It lies along the same structural corridor as the Kwanika porphyry copper-gold deposit and the Lorraine copper-gold-silver deposits. The planned 2009 drill program is designed to test coincident strong aeromagnetic and IP geophysical anomalies underlying a region covered with glacial gravel with no outcrop.

Pinchi Property Agreement

Amarc has entered into an Option Agreement with Lysander Minerals Corp. ("Lysander") on the Pinchi property. Under the terms of the Option Agreement with Lysander, Amarc has the right to earn a 60% interest in the Pinchi property by funding $151,000 in exploration expenditures on or before November 2009 and an additional $3 million in exploration expenditures over the ensuing three calendar years. Amarc can earn an additional 15% interest by incurring an additional $4 million in exploration expenditures over the subsequent two calendar years. Upon the earlier of Amarc exercising its second option to earn a 75% interest or electing to remain at a 60% interest, the two parties will enter into a Joint Venture Agreement.

Newton Property

The Newton property is located approximately 120 kilometers southwest of the City of Williams Lake. Historical drilling at the Newton property tested for porphyry-style copper-gold mineralization with low grade results. However, two drill holes (DDH06-12 and DDH06-03) positioned approximately 200 metres apart at the very eastern edge of this historical core drilling intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold) and 97 metres at 0.51 g/t Au, respectively within an apparent epithermal, bulk tonnage gold environment. Both of these holes bottomed in mineralization. Amarc plans to drill a series of holes to test if this bulk tonnage-style gold mineralization extends to the east and/or to depth.

Newton Property Agreement

In June 2009, Amarc entered into an Option and Joint Venture Agreement with High Ridge Resources Inc. ("High Ridge") on the Newton property. Under the terms of the Agreement with High Ridge, Amarc has the right to earn an 80% interest in the Newton property by making a $60,000 cash payment and issuing 100,000 Amarc shares to the underlying owners, funding $240,000 in exploration expenditures on or before December 31, 2009 and funding an additional $4.7 million in exploration expenditures over seven years from the effective date of the Agreement. On exercise of the option by Amarc, the two parties will enter into a Joint Venture Agreement. The Newton Agreement is subject to an underlying option agreement and accompanying amending agreements with arm's length parties, whereby High Ridge has the right to acquire a 100% undivided interest in all claims held under the agreement through a series of staged payments and share issuances, all of which High Ridge states have been completed, and exploration expenditures, of which High Ridge states a $240,000 commitment on or before December 31, 2009 is outstanding. The claims held under the Newton Agreement are subject to a 2% net smelter royalty, which may be purchased for $2 million. Annual advance royalty payments of $50,000 are required starting in 2012.

Pinchi Belt Gold Properties

Amarc currently holds a land position of approximately 10 square kilometers along the Pinchi Belt, located to the east of the Sitlika Copper-Zinc Belt.

The Pinchi properties are underlain by Paleozoic limestone, sedimentary and volcanic rocks that have been intruded by Mesozoic intrusive rocks. This geologic environment is prospective for bulk tonnage gold deposits.

The Company performed airborne and ground-based geophysical surveys and grid-based geochemical surveys during the 2007 field season. Four targets were followed-up in 2007. During the 2008 field season, approximately 1,200 soil geochemical samples were collected from the Grand and Grand North targets. Subsequent to a review of these results and those from the 2007 field season, the Company has decided to retain only the Grand and the Petite claims. Currently, no work is planned on either the Grand or Petite plays in 2009.

The costs incurred on the Pinchi program to date total approximately $474,000.

Carbonate Zinc Belt

The remaining claims relating to the Carbonate Zinc Belt properties were allowed to lapse in July 2009. No further work is planned along the Carbonate Zinc Belt.

The Rapid Property

In April 2008, Amarc staked the Rapid Property, which covered approximately 400 square kilometers of anomalous copper-zinc-silver geochemical values in stream sediments reported in a release by Geoscience BC. The land position has since been reduced to approximately 5 square kilometers.

The Rapid property is located 36 kilometers northwest of the town of Fort St. James. Access to the site is by a network of forestry roads.

An airborne magnetic geophysical survey carried out in the early part of the 2008 season was followed up by focused geological mapping, collection of 2,840 geochemical soil samples and completion of approximately 34 line-kilometers of IP. Currently, no further work is planned on these properties in 2009.

The cost of the programs to date is approximately $576,000.

Other BC Agreements

The Pond Property Agreement

The Pond Agreement, which was entered into with an arm's length party, was terminated as of August 1, 2009. No further work is planned on the property.

The Tulox Property Agreement

The Tulox property, located in the Cariboo region and comprising an area of 252 square kilometers, was acquired during 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.), on its Tulox Property, subject to certain conditions. Tulox can acquire a 100% interest in the Tulox Property by making a cash payment of $10,000, expending $2,000,000 on the Tulox Property and issuing 2,700,000 common shares over four years. Tulox has made a $10,000 cash payment and issued 250,000 common shares to date. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain 60% interest in the Tulox Property by completing an additional $10 million of Mineral Exploration Expenditures on the Property. The Tulox Property is subject to a 3% net smelter royalty, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

Other Property Interests – BC, Yukon, Saskatchewan

The Chona Agreement with an arm's length party, through which the Company retained a 2.5% net smelter royalty in the Chona property, has lapsed. No further work is planned on the Chona property located in BC.

The AA Agreement with an arm's length party, through which the Company retained a 1.5% net smelter royalty interest in the AA property, has lapsed. No further work is planned on the AA property located in BC.

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in Yukon, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan.

The Company has no plans to undertake any programs on these properties in 2009.

C. ORGANIZATIONAL STRUCTURE

The Company operates directly and has no material subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

All of the Company's active properties are located in British Columbia. The nature of the Company's interest in various mineral properties is described above (See item 4B – Business Overview). None of the Canadian projects have any material tangible fixed assets located thereon. Location of the currently active properties and details of mineral exploration claims within British Columbia are shown on Figure 1 and Table 1 respectively (below).

Figure 1: Location of Active Properties in British Columbia

Program	Claim Numbers	Size (km2)
Stilika

544646, 544648, 544649, 545669, 545670, 545672, 574571, 506542, 525003, 525148, 528235, 533365, 533366, 541525, 541530, 541589, 541590, 541594, 541595, 541596, 542813, 542892, 542900, 542913, 542915, 542917, 542919, 542921, 542923, 542926, 542927, 542931, 542934, 542936, 542938, 542940, 542942, 542944, 542946, 542948, 542950, 542952, 542954, 542958, 542960, 542961, 542963, 545637, 545638, 545640, 545641, 545832, 546143, 547224, 547226, 547228, 547229, 547298, 547299, 592419, 592420, 592421, 592424, 592425, 592426, 592427, 592428, 592429, 592502, 592503, 592504, 604986, 604987, 604988, 604989, 604990, 604991, 604992, 606834, 628823, 628824, 628843, 628846, 546157, 546160, 544623, 542762, 542766, 542767, 542768, 542769, 545660, 545663, 545664, 629703

		272.79
Pinchi

507840, 507841, 507844, 507846, 507847, 510925, 510927, 510929, 510931, 510933, 510934, 510935, 510936, 510937, 510939, 518271, 518272, 518273, 518274, 518276, 518277, 518278, 518279, 518280, 518281, 518282, 518283, 518284, 518285, 518286, 518287, 518288, 518289, 518291, 518292, 518293, 518294, 518295, 518296, 518298, 523040, 523042, 523043, 523051, 523053, 528811, 528812, 528813, 528814, 528815, 528816, 528817, 528818, 528819, 528820, 529581, 529582, 529583, 529585, 529587, 529588, 529590, 529592, 549643, 549650, 549651, 549653, 549655, 549656, 549657, 549658, 628848, 628849, 628850, 628863, 628864, 628865, 628866, 628867

		317.08
Newton	208327, 414743, 507905, 507914, 511965, 511967, 514976, 514979, 514981, 606674, 606675, 606676, 606677, 606678, 606679, 606680, 606681, 606682, 606683, 606684, 606685, 606686, 606687, 606688, 606689, 606690, 606691, 606692, 606693, 606694, 606695, 606696, 606697, 606698, 606699, 606700, 606701, 606702, 606703, 606704, 606705, 606706, 606707, 606708, 606709, 606710, 606711, 606712, 606713, 606714, 606715, 606716, 606717, 615743, 615803, 615843, 615863, 616023	229.23
Pinchi Gold	556348, 548190, 548191	10.24
Rapid	580114, 580119, 580181, 580182, 580314	4.85
Tulox	519088, 519090, 519420, 519421, 524206, 524207, 530946, 530947, 530948, 542443, 542488, 542489, 542490	61.65
Other	545760, 545762, 560228, 560236, 560238, 598216, 598217, 598218, 598219, 598220, 598221, 598222, 598224, 598225, 598227, 598228, 598229, 604841, 604843, 604850, 604852, 604826, 604828, 604830, 604832, 604833, 604835, 604837, 604839, 604840, 604844, 604849, 604853, 604854, 604855, 604856, 604827, 604829, 604831, 604834, 604836, 604838, 516565	174.92

Table 1: Claim Information for Stilika, Pinchi, Newton, Pinchi Gold, Rapid, Tulox and Other Properties.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Amarc is a mineral exploration company with a portfolio of active exploration projects located in British Columbia, Canada. The Company's business strategy is the acquisition and exploration of mineral properties. None of the Company's properties have any mineral reserves or have been proven to host mineralized material which can be said to be "ore" or feasibly economic at current metals prices. The Company incurs significant exploration expenditures as it carries out its business strategy. As Amarc is an exploration stage company, it does not have any revenues from its operations to offset its exploration expenditures. Accordingly, the Company's ability to continue exploration of its properties will be contingent upon the availability of additional financing.

Amarc's financial statements are prepared on the basis that it will continue as a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations. Amarc's financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

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

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 3 of the accompanying audited consolidated financial statements for the year ended March 31, 2009 and a reconciliation of material measurement differences between these principles and US GAAP principles is presented in note 11.

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

A. RESULTS OF OPERATIONS

Year Ended March 31, 2009 ("2009") versus Year Ended March 31, 2008 ("2008")

The net loss for the year ended March 31, 2009 increased to $5,109,000 compared to a net loss of $3,566,000 for the previous year. The increase in loss was mainly due to an increase in exploration activities in current year compared to the previous year.

During the year ended March 31, 2009, the Company received $ 1,435,000 in respect of Mineral Exploration Tax Credit ("METC–BC"), which amount was credited to exploration expense. The METC initiative was introduced by the BC Government to stimulate new economic activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. There was no such credit received in the prior year.

Exploration expenses, before METC–BC, for the year ended March 31, 2009 increased to $ 6,054,000, compared to $3,067,000 for the previous year. This increase was due to a greater number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2009–$2,536,000; 2008–$1,721,000), drilling (2009–$807,000; 2008–$nil), helicopter (2009–$600,000; 2008–$392,000), assay and analysis (2009–$596,000; 2008–$283,000), site activities (2009–$490,000; 2008–$372,000) and engineering (2009–$371,000; 2008–$8,000).

The major administrative costs during the year were salaries and benefits (2009–$209,000; 2008–$257,000), office and administration (2009–$178,000; 2008–$184,000), conference and travel (2009–$54,000; 2008–$96,000), management and consulting (2009–$58,000; 2008–$49,000), and shareholder communication (2009–$123,000; 2008–$73,000).

Stock-based compensation expense of $244,000 was charged to operations during fiscal 2009, compared to $nil for fiscal 2008.

Interest and other income decreased to $309,000 for fiscal 2009 compared to $316,000 for the previous year. Interest and other income in 2009 and 2008 mainly consisted of interest on METC-BC and input tax credit, and interest earned on a $5,500,000 loan to Rockwell Diamonds Inc., respectively.

During the year ended March 31, 2009, the Company paid $81,000 on account of tax related to the 2008 flow-through financing. There was no such tax recorded during the prior year.

There was a gain of $14,000 on sale of equipment to a related party during the fiscal year of 2009. There was no gain on the sale of equipment during the prior year.

A foreign exchange gain of $219,000 was recorded during the year ended March 31, 2009, compared with a loss of $138,000 in the previous year. The gain was due primarily to appreciation in value of the Company's US dollar assets, mainly held in cash and cash equivalents, against the Canadian dollar.

Year Ended March 31, 2008 ("2008") versus Year Ended March 31, 2007 ("2007")

The net loss for the year ended March 31, 2008 increased to $3,566,000 compared to a net loss of $1,376,000 in 2007. The increase in loss was mainly due to an increase in exploration activities compared to the previous year.

Exploration expenses for the year ended March 31, 2008, excluding stock-based compensation, increased to $3,067,000, compared to $1,033,000 in 2007. This increase was due to a greater number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2008–$1,721,000; 2007–$636,000), site activities (2008–$372,000; 2007–$64,000), and assay and analysis (2008–$283,000; 2007–$162,000). Option payments related to mineral property interests increased to $60,000, compared to option payments of $25,000 made for the previous year.

The major administrative costs during the year were salaries and benefits (2008–$257,000; 2007–$229,000), office and administration (2008–$184,000; 2007–$150,000), conference and travel (2008–$94,000; 2007–$60,000), management and consulting (2008–$49,000; 2007–$55,000), and shareholder communication (2008–$73,000; 2007–$52,000). The increase in administrative costs was mainly due to increased exploration activities.

Interest and other income decreased to $316,000 in 2008 compared to $334,000 in 2007. The change in total interest income is attributable to the following factors:

1.

Interest earned on cash and cash equivalent increased to $262,000 in 2008, compared to $141,000 in 2007. This increase was due to higher cash balance in 2008 mainly because of issuance of common shares during the last quarter of fiscal year 2007, repayment of loan to a related party in first quarter of 2008 and exercise of share warrants in 2008.

2.

In 2008, $54,000 of interest was recorded in respect of a promissory note on funds lent to a related party, Rockwell Ventures Inc. (now renamed "Rockwell Diamonds Inc."), as compared $193,000 in 2007. (See Item 7B–Related Party Transactions).

There were no losses on the sale of equipment or write-down of mineral property interest in 2008, compared with a loss of $2,000 on the sale of fixed assets and a write-down of mineral property interest of $98,000 recorded in 2007.

A foreign exchange loss of $138,000 was recorded in 2008, compared with a gain of $38,000 in 2007. The loss was due primarily to a decline in the Canadian dollar value of US dollar denominated cash and cash equivalents held by the Company.

A gain of $69,000 on the sale of marketable securities was recorded during in 2008, compared with $nil in 2007. The gain resulted from the sale of 498,000 common shares of Rockwell Diamonds Inc., which the Company had received as payment for the interest portion of the promissory note to Rockwell Diamonds Inc. (See Item 7B–Related Party Transactions).

B. LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and cash equivalents of $2,972,000 and working capital of $3,339,000 as at March 31, 2009, compared to cash and cash equivalents of $7,714,000 and working capital of $7,738,000 as at March 31, 2008.

The Company did not have any long term liabilities as at March 31, 2009 or 2008 and does not have any long term liabilities as of the date of this Annual Report.

Planned Exploration Activities

The Company plans to apply its available cash and working capital to continue exploration of the Company's mineral properties. These planned exploration activities are summarized in Item 4.B of this Annual Report. At September 11, 2009, the Company had cash of approximately $2.2 million.

The Company anticipates that its cash and working capital will be sufficient to enable it to carry out the Company's currently planned exploration activities as well as for property maintenance requirements and administrative overhead for the twelve months without obtaining additional financing.

Cash Used in Operating Activities

Cash used in operating activities was $5,167,000 in fiscal 2009, compared to $3,652,000 in 2008 and $1,223,000 in 2007. The annual increase in cash used in operating activities from 2008 to 2009 is attributable primarily to the Company's increased levels of exploration activities carried out on its British Columbia mineral properties. The Company anticipates continuing to use cash in its operating activities to carry out its exploration programs.

Cash Flows from Investing Activities

Cash used in investing activities was $74,000 in 2009, compared to cash generated from investing activities of $5,815,000 in 2008, and cash used in investing activities of $5,497,000 in 2007. Cash used in investing activities during the current year represents the purchase of equipment. Cash generated from and cash used in the investing activities in 2008 and 2007, respectively, related primarily to repayment and extending of a loan of $5,500,000 to a related party pursuant to a 90-day promissory note. Cash inflows from investing activities in 2008 also included $315,000 in proceeds from the sale of shares of a related party representing payment of interest on the 90-day promissory note. (See Item 7B – Related Party Transactions).

Cash Flows from Financing Activities

Cash flows from financing activities were $500,000 in 2009, compared to $2,635,000 in 2008 and $5,098,000 in 2007. Cash flows from financing activities in the current year were attributable to cash received from a private placement of 5,000,000 common shares at $0.10 per share. Cash flows from financing activities in 2008 were attributable to the Company's common shares issued pursuant to exercise of 4,790,000 share warrants at $0.55 per share. Cash flows from financing activities in 2007 were related to a private placement of 10,490,000 common shares at $0.50 per share, net of share issue costs.

Requirement of Financing

Historically, Amarc's sole source of funding has been the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past three fiscal years pursuant to private placement financings and exercise of warrants. The Company's ability to obtain additional financing to fund its exploration programs is always uncertain. There can be no assurance of continued access to significant equity funding.

Development of any of the Company's mineral properties beyond feasibility will require additional equity and possible debt financing, both of which involve significant risks and have been referred to previously in this Annual Report. As Amarc is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents and short-term investments, the Company relies on equity funding for its continuing financial liquidity. The Company does not have any arrangements or commitments in place for any additional financing that would enable it to complete development of a project, even in the event of positive feasibility studies.

The Company presently does not have any material commitments for capital expenditures and accordingly, can remain somewhat flexible in directing its exploration activities to the availability of funds.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

Financial Instruments

Amarc keeps its financial instruments denominated in Canadian dollars, the US dollars and Mexican Peso. The Company does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Amarc's current needs are invested in short term near-cash investments.

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

D. Trend Information

As a natural resource exploration company, Amarc's activities reflect the traditional cyclical nature of metal prices. Consequently, Amarc's business is primarily an "event-driven" business based on exploration results.

Copper prices had been on an overall upward trend between late 2003 and October 2008, but have decreased significantly since then as a result of uncertainties in global financial markets. In mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak. The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007. There was an unprecedented 70% drop in prices over the six months from July to December 2008.

Copper prices stabilized in January 2009, then began to increase. The average copper price in calendar 2009 to September 14 was approximately US$2.12/lb.

Zinc prices in 2008 ranged from a high $1.29/lb in March to a low of $0.50/lb in October, and averaged US$0.80/lb for the year. Prices stabilized in January 2009, and have averaged approximately US$0.65/lb to September 14, 2009.

Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid-October through November. The average gold price for 2008 was US$871/oz. As global economic and other market conditions are uncertain, market experts have forecast strong gold prices through 2009. Prices in 2009 to September 14 have averaged approximately US$926/oz.

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

As at fiscal year end March 31, 2009, the Company had the following contractual obligations:

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

In December 2008, the Company arranged a private placement of 5,000,000 units (the "Units") at a price of $0.10 per Unit. Each Unit consisted of one flow-through common share and one non-flow-through warrant. Each warrant is exercisable to purchase one additional common share at a price of $0.10 for a 24 month period. In accordance with the terms of flow-through share agreements, the Company is obligated to spend the proceeds from the flow-through shares on eligible exploration activities by December 31, 2009.

G. Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Name (1)	Year born	Position	Director or Officer Since
Rene G. Carrier	1944	Director	May 2008
David J. Copeland	1948	Director	September 1995
Scott D. Cousens	1964	Director	September 1995
T. Barry Coughlan	1945	Director	February 2009
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Paul Mann(2)	1964	Chief Financial Officer	July 2008
Jeffrey R. Mason (2)	1957	Director	September 1995
Diane Nicolson	1965	Vice President Corporate Development	February 2008
Ronald W. Thiessen	1952	President, Chief Executive Officer and Director	September 1995
Trevor Thomas(2)	1967	Secretary	February 2008

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

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
Frontera Copper Corporation	Director	February 2009	June 2009
International Royalty Corporation	Lead Director	June 2003	Present

Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, China, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs on behalf of companies for which Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing and management of publicly traded companies for over 25 years. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Continental Minerals Corporation	Director	May 2006	December 2006

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	President and Director	June 1986	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded Hunter Dickinson companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Director

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	June 2009
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

PAUL MANN, CA – Chief Financial Officer

Paul Mann has over 15 years of progressive experience in the mining sector, as Controller of Dayton Mining and De Beers Canada Mining Ltd., Corporate Controller at Eldorado Gold Corporation and at Hunter Dickinson, as Vice President Finance for Crew Gold Corporation, and as Chief Financial Officer of North Pacific Geopower.

Since 2007 he has served as Executive Manager of Finance and Reporting for the Hunter Dickinson group of companies, overseeing all accounting, regulatory and securities compliance and reporting, as well as treasury and taxation for the group.

Mr. Mann is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	July 2008	Present

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	February 2008
	Chief Financial Officer	September 1998	July 2008
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	September 2007
	Chief Financial Officer	February 1999	June 2007
Coastal Contacts Inc.	Director	October 2006	July 2008
Continental Minerals Corporation	Director	June 1995	February 2008
	Secretary	November 1995	February 2008
	Chief Financial Officer	June 1998	February 2008
Detour Gold Corporation	Chief Financial Officer and Secretary	July 2006	December 2007
Farallon Resources Ltd.	Director	August 1994	February 2008
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	July 2008
	Secretary	June 1996	July 2008

Company	Positions Held	From	To
	Chief Financial Officer	June 1998	July 2008
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	February 2008
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	April 2007
Slater Mining Limited	Director	July 2008	Present
Taseko Mines Limited	Director	February 1994	July 2008
	Secretary	February 1994	June 2008
	Chief Financial Officer	November 1998	June 2008

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

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Vice President, Corporate Development	February 2008	Present

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

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present

Company	Positions Held	From	To
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	Director	July 1992	December 2006
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently in-house legal counsel for Hunter Dickinson Services Inc. Prior to joining Hunter Dickinson Services Inc., he served as in-house legal counsel with Placer Dome Inc.

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Assistant Secretary	November 2007	Present
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Resources Ltd.	Secretary	December 2007	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	August 2008	Present

B. Compensation

During the Company's financial year ended March 31, 2009, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $108,927.

Ronald W. Thiessen, President and Chief Executive Officer, Paul Mann, Chief Financial Officer, and Jeffrey R. Mason, Former Chief Financial Officer and Secretary are each a "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2009 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Ronald Thiessen Chief Executive Officer	23,441	Nil	24,453	Nil	Nil	Nil	Nil	47,894
Paul Mann (1) Chief Financial Officer	22,041	Nil	17,467	Nil	Nil	Nil	Nil	39,508
Jeffrey Mason (1) Former Chief Financial Officer	Nil	Nil	24,453	Nil	Nil	Nil	Nil	24,453

Notes:

(1)	Mr. Mason resigned as Chief Financial Officer in July 2008. Mr. Mann was appointed Chief Financial Officer in July 2008.

(2)

The options granted in fiscal 2009 were granted pursuant to the Company's Share Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate. The weighted average Black- Scholes grant date fair value for awards granted on July 19, 2008 was $0.35 which was 50% of the option exercise price.

During the fiscal year ended March 31, 2009, Messrs. Thiessen, Mann and Mason did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

Pension Plan Benefits

The Company has no pension or deferred compensation plans for its directors, officers or employees.

Termination and Change of Control Benefits

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2009 is as set out below:

Name	Fees earned ($)	Share- based awards ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier (1)	18,750	Nil	24,453	Nil	Nil	Nil	43,203
David Copeland	Nil	Nil	24,453	Nil	Nil	Nil	24,453
Barry Coughlan (2)	2,500	Nil	Nil	Nil	Nil	Nil	2,500
Scott Cousens (3)	21,096	Nil	24,453	Nil	Nil	Nil	45,549
Robert Dickinson (3)	21,099	Nil	24,453	Nil	Nil	Nil	45,552

Notes:

1.	Fees paid to Mr. Carrier included a lump sum payment of $10,000 for the period from his appointment to the Board on May 1, 2008 to August 31, 2008 and $1,250 per month thereafter.

2.

Mr. Coughlan's compensation covers the two months period from his appointment to the Board on February 1, 2009. Subsequent to March 31, 2009, the Company granted 70,000 share purchase options to Mr. Coughlan with an exercise price of $0.70 each expiring on April 28, 2012.

3.

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson are allocated to the Company on the basis of time spent in respect of the Company's business.

4.	The options granted in fiscal 2009 were granted pursuant to the Share Option Plan.

5.

For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate. The weighted average Black-Scholes grant date fair value for awards granted on July 19, 2008 was $0.35 which was 50% of the option exercise price.

C. Board Practices

Mr. Carrier was appointed as director in May 2008. All other directors were elected at the September 29, 2008 annual general meeting. All directors have a term of office expiring at the next annual general meeting of Amarc. All officers have a term of office lasting until their removal or replacement by the board of directors (the "Board").

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Amarc or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument NI 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The directors of the Company, except Messrs. Coughlan and Carrier, are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

2. Other Directorships

The section entitled Item 6 – Directors, Senior Management and Employees in this Annual Report gives details of other reporting issuers of which each director is a director or officer.

3. Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company's mineral project and the expectations of directors. Board meetings generally include presentations by the

Company's senior management and project staff in order to give the directors full insight into the Company's operations.

4. Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company's website, www.amarcresources.com. The Board also understands that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

6. Compensation

The Board determines the compensation for independent directors and executives.

7. Other Board Committees

The Board has no compensation or other committees other than the audit committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committee.

AUDIT COMMITTEE

The Audit Committee's Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is available at www.sedar.com and the Company's website, www.amarcresources.com.

Composition of the Audit Committee

The members of the audit committee are Rene Carrier, Barry Coughlan and Robert Dickinson. All members are financially literate. Mr. Carrier and Mr. Coughlan are independent.

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

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor that was not adopted by the Board.

The Company's auditor De Visser Gray LLP has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Exemptions

Pursuant to section 6.1 of Multilateral Instrument 52-110 ("MI 52-110"), the Company is exempt from the requirements of Parts 3 and 5 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110 for the year ended March 31, 2007, by virtue of the Company being a "venture issuer". This exemption exempts a "venture issuer" from, among other things, the requirement to have 100% of the members of its audit committee be independent, as would otherwise be required by MI 52-110.

D. Employees

At September 11, 2009, Amarc had no direct employees. Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7- Major Shareholders and Related Party Transactions).

E. Share Ownership

Security Holdings of Directors and Senior Management

As at September 11, 2009, the directors and officers of Amarc and their affiliates, directly and indirectly, own or control as a group an aggregate of 18,337,917 common shares (25.18%), or 23,227,917 (31.14%) on a diluted basis.

As at September 11, 2009, the Company's directors and senior management beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned or Controlled	As a % of the outstanding Common Shares
Rene G. Carrier	25,000 Common Shares 70,000 Options (2)	0.03%
David J. Copeland	869,500 Common Shares 70,000 Options (2)	1.19%
Barry Coughlan	70,000 Options (2)	0.00%
Scott D. Cousens	539,000 Common Shares 70,000 Options (2)	0.74%
Robert A. Dickinson(1)	10,356,409 Common Shares 70,000 Options (2) 4,250,000 Warrants(3)	14.25%
Paul Mann	50,000 Options (2)	0.00%
Jeffrey R. Mason	4,196,000 Common Shares 70,000 Options (2)	5.77%
Diane Nicolson	313,000 Common Shares 50,000 Options (2)	0.43%
Ronald W. Thiessen	1,969,008 Common Shares 70,000 Options (2)	2.70%
Trevor Thomas	70,000 Common Shares 50,000 Options (2)	0.00%
Total	18,337,917 Common Shares 640,000 Options 4,250,000 Warrants	25.18%

Note:

1.	A portion of these shares are beneficially owned through United Mineral Services Ltd., a private company controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP).

2.

Messrs. Carrier, Copeland, Cousens, Dickinson, Mason and Thiessen each hold options to purchase 70,000 Common Shares at $0.70 per share expiring on July 19, 2011, and Mr. Coughlan holds options to purchase 70,000 Common Shares at $0.70 per share expiring on April 28, 2012.

3.	Each warrant entitles the holder to purchase one non-flow through common share until December 19, 2010, at a price of $0.10 per share.

Share Option Plan

As at September 11, 2009, 1,748,864 options were outstanding pursuant to the Company's share option plan, and an aggregate of 5,535,083 common shares were available for issuance, pursuant to the Company's share option plan, described below.

(a) Incentive Options

1. Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Plan").

At the Company's annual general meeting (the "Meeting") held on September 29, 2008, shareholders confirmed the Company's share option plan, previously approved by the shareholders on September 21, 2004. The Plan is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. The exercise price of each option is set by the board of directors at the time of grant based on the market price on the date preceding the date of grant. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the board of directors at the time the options are granted.

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

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Major Shareholders

Amarc is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Amarc's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Amarc, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of September 11, 2009, Amarc had authorized unlimited common shares without par value, of which 72,839,473 were issued and outstanding.

As at September 11, 2009, Robert Dickinson, together with companies controlled by him, held 10,356,409 common shares of Amarc, representing 14.25% of the common shares outstanding.

As at September 11, 2009, Jeffrey Mason held 4,196,000 common shares of Amarc, representing 5.77% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of September 11, 2009, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

	Number of registered
	shareholders of record
Location	(note 1)	Number of shares	Percentage of total shares
Canada	14	65,694,167	90.18%
United States	9	2,955,306	4.06%
Other	5	4,190,000	5.76%
TOTALS	28	72,839,473	100.00%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Note 1

Amarc's securities are recorded on the books of its transfer agent, Computershare Trust Company of Canada located at 510 Burrard Street, Vancouver, Canada (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Amarc does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

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

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, "insiders" (generally, officers, directors and holders of 10% or more of Amarc's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Amarc's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, Canada, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B. Related Party Transactions

Except as disclosed below, Amarc has not, since April 1, 2008, and does not at this time propose to:

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

Hunter Dickinson Services Inc. ("HDSI"), formerly Hunter Dickinson Inc.

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Amarc. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis per agreement dated June 1, 2008.

During the fiscal years ended March 31, 2009, Amarc paid approximately $2.6 million (2008 – $1.6 million; 2007 – $0.9 million), to HDSI for services pursuant to the management and administrative services agreement. Advances pursuant to this agreement were non-interest bearing and due on demand.

Management / Insiders

In December 2008, the Company arranged a private placement for up to 5,000,000 equity units (the "Units") at a price of $0.10 per Unit. Each unit comprises one flow-through common share and one non-flow-through warrant. Each warrant is exercisable to purchase one additional common share at a price of $0.10 for a 24 month period. The flow-through shares acquired by the informed persons of the Company were as follow:

Informed Person Participation	Amount	Units
Robert Dickinson	$ 425,000	4,250,000
Carmen Dickinson	$75,000	750,000

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Amarc's audited consolidated annual financial statements as at March 31, 2009 and 2008 and for each of the years in the three year period ended March 31, 2009.

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

B. Significant Changes

There have been no significant changes to the accompanying financial statements since March 31, 2009, except as disclosed in this Annual Report on Form 20-F.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

Trading Markets

Amarc's common shares have been listed in Canada on the TSX Venture Exchange since August 1995, under the symbol AHR.

The Company's common shares have been traded in the U.S. on OTC Bulletin Board since June 2004, under the symbol AXREF.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture Exchange and on the OTC Bulletin Board.

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Fiscal	(Cdn$)	(Cdn$)	(US$)	(US$)
2009	0.77	0.07	0.76	0.05
2008	0.78	0.45	0.76	0.40
2007	0.60	0.30	0.51	0.20
2006	0.47	0.22	0.38	0.20
2005	0.75	0.43	0.60	0.34

	TSX Venture Exchange		OTCBB

	High	Low	High	Low
Quarter	(Cdn$)	(Cdn$)	(US$)	(US$)
Q1, 2010	0.25	0.16	0.24	0.12
Q4, 2009	0.30	0.10	0.24	0.06
Q3, 2009	0.31	0.07	0.37	0.05
Q2, 2009	0.71	0.31	0.68	0.26
Q1, 2009	0.77	0.58	0.76	0.57
Q4, 2008	0.78	0.45	0.76	0.45
Q3, 2008	0.65	0.50	0.66	0.51
Q2, 2008	0.72	0.49	0.75	0.47
Q1, 2008	0.70	0.45	0.65	0.40

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Month	(Cdn$)	(Cdn$)	(US$)	(US$)
September 2009 (to September 11)	0.20	0.18	0.18	0.16
August 2009	0.20	0.17	0.19	0.14
July 2009	0.24	0.17	0.21	0.15

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Month	(Cdn$)	(Cdn$)	(US$)	(US$)
June 2009	0.25	0.19	0.24	0.16
May 2009	0.21	0.17	0.19	0.14
April 2009	0.18	0.16	0.15	0.12

B. Plan of Distribution

Not applicable.

C. Markets

The shares of Amarc traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since August 1995 under the trading symbol AHR. Amarc's shares have traded on the OTC-BB under the symbol AXREF, since June 2004.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Amarc's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 436691. A copy of the Company's original Articles of Association was filed as an exhibit with Amarc's initial registration statement on Form 20-F.

In March 2004, the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the "BCA"). All companies incorporated under the BCCA were required to complete a transition application to the BCA by March 29, 2006. The directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA. Accordingly, the Company filed a Notice of Articles on October 2, 2004. The BCA approved the Company's Notice of Articles and they were also approved by shareholders at the annual general meeting held on October 12, 2005.

A summary of certain changes under the new articles was discussed and filed in a prior year with the Company's filing on Form 20-F.

C. Material Contracts

Amarc's material contracts as of September 11, 2009:

(a)	Corporate Services Agreement between Amarc and Hunter Dickinson Services Inc. dated June 1, 2008. See Item 7B and Exhibit 4.1.

Other agreements are in the normal course of business.

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Amarc on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Amarc's common shares. It is general only; it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Amarc does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Amarc's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Amarc's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Amarc was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Amarc. An investment in the common shares of Amarc by a WTO Investor, or by a non-Canadian when Amarc was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Amarc and the value of the assets of Amarc, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 is $312 million. A non-Canadian would acquire control of Amarc for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Amarc unless it could be established that, on the acquisition, Amarc was not controlled in fact by the acquirer through the ownership of the common shares.

The foregoing assumes Amarc will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service or is a cultural business, as the rules under the Investment Act governing those businesses are different.

Certain transactions relating to the common shares of the Company would be exempt from the Investment Act, including:

(a)	an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

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

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Amarc's issued shares of any class or series.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Amarc qualifies as a PFIC for the fiscal year ending March 31, 2009, or in future fiscal years, each U.S. Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

(b) Exchange Rate Sensitivity

Amarc's administrative operations are in Canada. The Company typically holds most of its funds in Canadian dollars and typically acquires foreign currency on an as-needed basis and hence it is not significantly affected by exchange rate risk. The Company does however, from time to time, invest in US$ denominated short term investments. The Company is exposed to foreign currency exchange risk on such investments.

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

ITEM 15 CONTROLS AND PROCEDURES

Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of March 31, 2009, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There have been no changes in the Company's internal control over financial reporting during the period covered by this report that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

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

B. Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Company's Code of Ethics was filed as Exhibit 11.1 of the Company's Form 20-F filed on October 7, 2008. The Company's Code of Ethics can be viewed at the Company's website, www.amarcresources.com.

C. Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm, De Visser Gray LLP for various services.

Services:	Year ended March 31, 2009	Year ended March 31, 2008
Audit Fees (1)	$ 25,000	$ 20,000
Audit-Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
	$ 25,000	$ 20,000

Notes:

  "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
  "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
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

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended March 31, 2009.

D. Exemptions from Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

F. Change in Registrant's Certifying Accountant.

None.

G. Corporate Governance.

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at March 31, 2009 and 2008, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended March 31, 2009;

(2)	Consolidated balance sheets as at March 31, 2009, and 2008;

(3)	Consolidated statements of operations for each of the years in the three year period ended March 31, 2009.

(4)	Consolidated statements of shareholders' equity for the periods referred to in (3) above;

(5)	Consolidated statements of cash flows for the periods referred to in (3) above; and

(6)	Notes to the consolidated financial statements referred to in (2) through (5) above.

ITEM 18 FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19 EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1

Consolidated balance sheets as at March 31, 2009 and 2008; consolidated statements of operations and deficit, cash flows and notes thereto for the years ended March 31, 2009, 2008, and 2007, together with the Report of Independent Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Paul Mann

PAUL MANN, CA
Chief Financial Officer

DATED: September 14, 2009