Form 20-F
period 2010-03-31
AMARC RESOURCES LTD
filed 2010-09-30
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-49869

AMARC RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Paul Mann, Chief Financial Officer
Facsimile No.: 604-684-8092
Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
83,839,473 common shares as of March 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] Yes    [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] Yes      [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes      [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] Yes      [X] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [   ]      Accelerated filer [   ]      Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [X]     Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes    [X] No

T A B L E   O F   C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to "we", "Amarc" or the "Company" refer to Amarc Resources Ltd. and its consolidated subsidiaries.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of September 22, 2010 and all information included in this document should only be considered correct as of such date.

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

Induced Polarization (IP) Survey

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

Mineral Reserve

Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations (under the United States Securities Exchange Act of 1934, as amended) defines a 'reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

As a reporting issuer under the Securities Acts of British Columbia and Alberta, the Company is subject to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Securities and Exchange Commission Industry Guide 7, as interpreted by Securities and Exchange Commission Staff, applies standards that are different from those prescribed by National Instrument 43-101 in order to classify mineralization as a reserve. Under the standards of the Securities and Exchange Commission, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under Securities and Exchange Commission Industry Guide 7. Accordingly, mineral reserve estimates established in accordance with National Instrument 43-101 may not qualify as "reserves" under SEC standards. The Company does not currently have any mineral deposits that have been classified as reserves.

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

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. It cannot be assumed that all or any part of Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be upgraded to a higher category. It also cannot be assumed that any part of any reported Measured Mineral Resources, Indicated Mineral resources, or Inferred Mineral Resources is economically or legally mineable. Further, in accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other economic studies.

(1) Inferred Mineral Resource. An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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

Industry Guide 7 – "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" of the Securities and Exchange Commission does not define or recognize resources. In addition, disclosure of resources using "contained ounces" is permitted under Canadian regulations; however, the Securities and Exchange Commission only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures. As used in this Form 20-F, "resources" are as defined in National Instrument 43-101.

For the above reasons, information in the Company's publicly-available documents containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements". Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. The forward-looking statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such statements. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for the Company's exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts.

You are cautioned that forward-looking statements are not guarantees. The risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied by the forward-looking statements include:

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

B.           ADVISERS

Not applicable.

C.           AUDITOR

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.           Selected Financial Data

The following tables summarize selected financial data for Amarc extracted from the Company's audited consolidated financial statements for the last five years ended March 31, 2010, 2009, 2008, 2007 and 2006.

The Company's annual financial statements have been audited by its current independent registered public accounting firm, De Visser Gray LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles ("US GAAP") to the Company's financial information. Note 13 to the audited annual consolidated financial statements for the year ended March 31, 2010 included in this Annual Report provides descriptions of the material measurement differences between Canadian GAAP and US GAAP as they relate to Amarc, and a reconciliation to US GAAP of Amarc's consolidated financial statements.

The following selected financial data is presented in thousands of Canadian dollars.

BALANCE SHEET DATA

(C$000)		As at March 31,
	2010	2009	2008	2007	2006
Plant and Equipment, Net
Canadian and US GAAP	$38	$54	$20	$25	$37
Mineral Property Interests
Canadian and US GAAP	$–	$–	$–	$–	$98
Total Assets
Canadian and US GAAP	$4,688	$3,427	$7,984	$8,768	$5,007
Total Liabilities
Canadian and US GAAP	$33	$33	$225	$78	$38
Working Capital
Canadian and US GAAP	$4,617	$3,339	$7,738	$8,665	$4,834
Share Capital
Canadian and US GAAP	$36,474	$31,247	$30,747	$27,287	$23,997
Contributed Surplus
Canadian and US GAAP	$1,852	$1,714	$1,470	$2,295	$488
Accumulated Other Comprehensive Income
Canadian and US GAAP	$(2)	$–	$–	$–	$–
Accumulated Deficit
Canadian and US GAAP	$(33,669)	$(29,568)	$(24,459)	$(20,892)	$(19,515)
Net Assets
Canadian and US GAAP	$4,655	$3,393	$7,758	$8,690	$4,969
Shareholders' Equity
Canadian and US GAAP	$4,655	$3,393	$7,758	$8,690	$4,969

STATEMENT OF OPERATIONS DATA

(C$000, except per share amounts)		Year Ended March 31,
	2010	2009	2008	2007	2006
Interest and other income	$(24)	$(323)	$(385)	$(334)	$(130)
General and administrative expenses	891	951	746	615	819
Exploration expenditures	3,195	4,619	3,067	1,033	3,012
Stock based compensation (recovery)	–	–	–	–	(16)
Foreign exchange (gain) loss	40	(219)	138	(38)	3
Loss (gain) on marketable securities
Canadian GAAP	–	–	–	–	(92)
US GAAP	–	–	–	–	(84)
Loss on sale of equipment	–	–	–	2	–
Tax related to flow-through financing	–	81	–	–	–
Write down of accounts receivable	–	–	–	–	45
Write down of mineral property interest	–	–	–	98	10
Write down of marketable securities	–	–	–	–	190
Net loss (income) for the year
Canadian GAAP	$4,102	$5,109	$3,566	$1,376	$3,841
US GAAP	4,102	5,109	3,566	1,376	3,849
Other Comprehensive Income
Canadian GAAP	$2	$–	$–	$–	$–
US GAAP
Total Comprehensive Income
Canadian GAAP	$4,104	$5,109	$3,566	$1,376	$3,841
US GAAP	4,104	5,109	3,566	1,376	3,849
Basic and diluted net income (loss) per share
Canadian GAAP	$(0.05)	$(0.07)	$(0.06)	$(0.03)	$(0.08)
US GAAP	(0.05)	(0.07)	(0.06)	(0.03)	(0.08)
Weighted average number of common shares outstanding	75,376,733	68,465,500	63,434,763	54,557,473	49,880,651

Reconciliation to US GAAP

As indicated above, note 13 of the audited annual consolidated financial statements included in this Annual Report provides descriptions of the material differences between Canadian GAAP and US GAAP for the fiscal years ended March 31, 2010, 2009, and 2008.

Currency and Exchange Rates

On September 22, 2010, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was U.S.$1.00 = Canadian $1.0411. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31
	2010	2009	2008	2007	2006
End of Period	$1.0158	$1.2613	$1.0265	$1.1529	$1.1671
Average for the Period	$1.0904	$1.1264	$1.0322	$1.1417	$1.1933
High for the Period	$1.2643	$1.3000	$1.1584	$1.1878	$1.2555
Low for the Period	$1.0113	$0.9844	$0.9170	$1.0948	$1.1489

Monthly High and Low Exchange Rate (Canadian Dollars per US Dollar)
	High	Low
September 2010 (until September 22, 2010)	$1.0535	$1.0264
August 2010	$1.0642	$1.0158
July 2010	$1.0660	$1.0284
June 2010	$1.0606	$1.0199
May 2010	$1.0778	$1.0116
April 2010	$0.9961	$1.0201

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced by the Company. Additional risks that management is aware of or that the Company currently believes are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of his investment.

The Company does not currently have any properties on which mineral resources or mineral reserves have been outlined.

All of the Company's mineral projects are in the exploration stage as opposed to the development stage, and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. There is no certainty that the expenditures to be made by Amarc in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. There can be no assurance that a commercially mineable ore body exists on any of the Company's properties.

The exploration for and development of mineral deposits involves significant risks.

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

The commercial viability of any mineral deposit that is identified will be dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies, and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Amarc not receiving an adequate return on invested capital.

Even if exploration efforts are successful, significant capital investment will be required to achieve commercial production.

Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Therefore, even if exploration efforts are successful, significant capital investment will be required to achieve commercial production. Among other things, it will be necessary to complete final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine is likely to be economically viable. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company will be required to raise substantial additional funding.

As the Company does not have revenues, the Company will be dependent upon future financings to continue the Company's plan of operation.

Amarc has not generated any significant revenues since inception. The Company's plan of operations involves the completion of exploration programs on the Company's mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company will require substantial additional financing in order to carry out the full exploration and development of the Company's mineral properties before the Company is able to achieve revenues from sales of any mineral resources that the Company is able to extract.

The loss of management or other key personnel could harm the Company's business.

The Company's success depends on its management and other key personnel. The loss of the services of one or more of such key personnel could have a material adverse effect on the Company's business. The Company's ability to execute its plan of operations, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high caliber of personnel in the future.

The Company has a history of losses and no foreseeable earnings.

Amarc has a history of losses and expects to incur losses in the foreseeable future. There can be no assurance that the Company will ever be profitable. The Company anticipates that the Company will retain any future earnings and other cash resources for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of the Company's board of directors after taking into account many factors including the Company's operating results, financial conditions and anticipated cash needs.

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

Although at March 31, 2010 the Company had working capital of approximately $4.6 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

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

Amarc's current exploration activities are, and any future mining operations will be, subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Future mining operations will also be subject to hazards such as equipment failure or failure of retaining dams which may result in environmental pollution and consequent liability. Although precautions to minimize risk in accordance with industry standards will be taken, such hazards and risks cannot be completely eliminated. Such occurrences could have a material adverse effect on the Company's business and results of operation and financial condition.

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

Amarc's operations consist almost exclusively of cash consuming activities given that the Company's main mineral projects are in the exploration stage. The further exploration and development of the various mineral properties in which the Company holds interests is dependent upon the Company's ability to obtain financing through debt financing, equity financing or other means - the availability of which, on terms acceptable to the Company, cannot be assured.

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

As of September 22, 2010, Amarc had 1,725,200 share purchase options outstanding and 5,000,000 share purchase warrants outstanding. Amarc has a share purchase option plan which allows the management to issue options to its employees and non employees based on the policies of the Company. If further options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

Penny stock classification could affect the marketability of the Company's common stock and shareholders could find it difficult to sell their stock.

The penny stock rules in the United States require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These additional broker-dealer practices and disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States, and shareholders may find it more difficult to sell their shares.

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

British Columbia Mineral Tenure

On January 12, 2005, the Province of British Columbia adopted an on-line mineral tenure system that includes mineral tenure acquisition and tenure maintenance procedures, as well as a method of converting previous format claims (legacy claims) to new format claims (cell claims). All of the Company's mineral tenures have been converted to cell claims resulting in new tenure numbers and marginally larger claim boundaries. The mineral leases are maintained through the completion of exploration activities referred to as "Assessment Work". The financial requirements related to these exploration works remain the same as previous, but are stated as $4 per hectare per year during the first three years following location of the mineral claim, and $8 per hectare per year in the fourth and succeeding years. If the assessment work is not completed the mineral leases may be maintained by a cash payment, but if this payment is not made before the forfeiture date the tenure is relinquished.

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

Mineral Properties and Exploration Activities and Plans

Amarc is focused on mineral exploration in south-central British Columbia ("BC"). It is the aim of the Company to discover and develop a bulk-tonnage gold-copper deposit that has the potential to deliver both substantial growth and value to the Company.

In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

Through its property evaluation efforts, Amarc acquired, by option agreement, the Newton gold-copper property located in south-central BC. In late 2009, the Company completed a successful discovery drill program at Newton. Amarc also acquired, by staking, a 100% interest over approximately 3,300 square kilometers in the prospective Plateau Gold-Copper Belt, which extends both to the south and to the northwest from the Newton property (see Figure 1).

The Newton Property

The Newton property is located approximately 110 kilometers southwest of the City of Williams Lake, BC (see Figure 1). Core drilling by previous operators at the Newton property tested for porphyry-style copper mineralization and, in general, returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11) positioned in the easternmost part of the area drilled, intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold), 95 metres at 0.51 g/t Au, 60 meters of 0.69 g/t gold and 46 meters of 0.54 g/t gold, respectively. Holes 06-12 and 06-03 also bottomed in mineralization. Geological interpretation by Amarc suggests the presence of a bulk-tonnage gold environment.

An initial 14-hole diamond drill program, completed by Amarc in late 2009, returned broad continuous intervals of bulk-tonnage style gold, silver, copper and zinc mineralization. Significant assay results from drill hole sampling are tabulated below. The gold system remains open in all directions.

NEWTON PROJECT
ASSAY RESULTS FROM 14-HOLE, 2009 DRILL PROGRAM

Drill Hole ID	Incl.	Hole Dip (degrees)	Hole Direction (degrees)	From (m)	To (m)	Int. (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	AuEQ[1] (g/t)
9001		-45	90	3.0	39.0	36.0	0.60	0.9	0.01	0.00	0.63
9001		-45	90	228.0	297.0	69.0	1.41	10.9	0.12	0.05	1.85
9001	incl.	-45	90	233.1	234.0	0.9	11.19	22.2	0.21	0.87	12.49
9001	incl.	-45	90	252.8	297.0	44.2	1.74	15.9	0.17	0.02	2.34
9001		-45	90	441.0	477.0	36.0	0.34	0.6	0.03	0.01	0.42
9002		-90	0	222.0	255.2	33.2	0.96	2.8	0.07	0.01	1.16
9002	incl.	-90	0	234.0	252.0	18.0	1.10	3.3	0.09	0.01	1.33
9003		-90	0	3.0	224.5	221.5	0.60	5.6	0.07	0.08	0.87
9003	incl.	-90	0	18.0	39.0	21.0	0.71	2.3	0.01	0.00	0.77
9003	incl.	-90	0	96.0	224.5	128.5	0.84	8.9	0.10	0.13	1.26
9003	and	-90	0	156.0	198.0	42.0	1.25	16.8	0.20	0.11	1.98
9004		-90	0	6.0	195.0	189.0	1.56	7.9	0.08	0.17	1.95
9004	incl.	-90	0	54.0	195.0	141.0	2.01	10.0	0.10	0.22	2.49
9004	and	-90	0	96.0	195.0	99.0	2.76	12.2	0.12	0.26	3.36
9004	and	-90	0	126.0	195.0	69.0	3.79	9.1	0.08	0.30	4.26
9004	and	-90	0	129.0	132.0	3.0	13.47	14.4	0.17	0.12	14.10
9004	and	-90	0	168.9	195.0	26.1	5.54	12.5	0.07	0.31	6.08
9005		-90	0	12.0	27.0	15.0	0.32	1.4	0.04	0.02	0.43
9005		-90	0	41.0	54.0	13.0	0.44	4.4	0.06	0.30	0.81
9005		-90	0	76.0	163.2	87.2	0.50	7.1	0.03	0.55	1.01
9005	incl.	-90	0	88.0	89.0	1.0	16.56	221.6	0.30	2.55	22.38
9005		-90	0	279.0	303.0	24.0	0.34	0.8	0.07	0.01	0.48
9006		-90	0	9.0	306.5	297.5	0.26	2.3	0.03	0.13	0.44
9006	incl.	-90	0	78.0	192.2	114.2	0.32	3.7	0.03	0.25	0.60
9006	incl.	-90	0	264.0	306.5	42.5	0.43	0.6	0.05	0.01	0.53
9007		-90	0	48.0	252.0	204.0	0.33	4.5	0.05	0.11	0.57
9007	incl.	-90	0	48.0	66.0	18.0	0.49	1.9	0.04	0.02	0.60
9007	incl.	-90	0	135.0	216.0	81.0	0.46	8.0	0.07	0.20	0.85
9007	and	-90	0	183.0	216.0	33.0	0.62	13.4	0.12	0.16	1.17
9008		-90	0	18.0	42.0	24.0	0.44	6.4	0.07	0.07	0.73
9008		-90	0	123.7	129.0	5.3	0.44	8.0	0.08	0.44	1.00
9009		-90	0	15.0	147.9	132.9	0.25	5.9	0.02	0.28	0.55
9009	incl.	-90	0	66.0	114.0	48.0	0.36	6.3	0.02	0.28	0.68
9010		-90	0	35.4	189.0	153.6	0.29	3.0	0.03	0.23	0.52
9010	incl.	-90	0	35.4	69.0	33.6	0.52	3.2	0.05	0.06	0.72
9011		-90	0	83.4	207.0	123.6	0.44	2.3	0.04	0.11	0.62
9011	incl.	-90	0	149.0	207.0	58.0	0.60	2.4	0.04	0.06	0.75
9011	and	-90	0	186.0	207.0	21.0	1.13	2.9	0.05	0.01	1.28
9012	No reportable intercepts
9013	No reportable intercepts
9014		-90	0	72.0	210.0	138.0	0.74	4.2	0.06	0.05	0.95
9014	incl.	-90	0	147.0	210.0	63.0	1.17	6.8	0.08	0.05	1.47
9014	and	-90	0	168.0	207.0	39.0	1.45	6.5	0.10	0.06	1.79
9014	and	-90	0	204.0	207.0	3.0	11.70	50.8	0.45	0.06	13.44

Gold equivalent (AuEQ) is calculated using a gold price of US$900/oz, a silver price of US$15/oz, a copper price of US$2.50/lb and a zinc price of US$0.80/lb. Metal recoveries are assumed to be 100%.

The most intensively developed mineralization includes disseminated sulphides, and appears to be preferentially localized within pervasively altered volcaniclastic and epiclastic rock units. These host rocks are characterized by both a high permeability and an anticipated wide geographic distribution – a permissive environment for bulk-tonnage style mineralization.

Exploration work in 2010 is aimed at confirming the dimensions and orientation of the mineralized system at Newton. Induced polarization ("IP") geophysical and soil sampling surveys, together with geological mapping, are underway on the property. Initial results from the 2010 IP geophysical survey have identified a second bulk-tonnage gold target measuring approximately 400 metres by 1,500 metres, located some 450 metres to the south of the 2009 discovery drilling, which is open in all directions.

The results of the 2010 exploration work will be combined with information from the 2009 drill program and historical data in order to define the 2010 drill targets. The permit application, which was submitted to the BC provincial government in December 2009 for a 25-hole diamond drill program, has been approved.

Newton Property Agreement

In June 2009, Amarc entered into an Option and Joint Venture Agreement (the "Newton Agreement") with New High Ridge Resources Inc. ("High Ridge") on the Newton property. Under the terms of the

Newton Agreement, Amarc has the right to earn an 80% interest in the Newton property by making a $60,000 cash payment (paid) and issuing 100,000 Amarc shares (issued) to the underlying owners, funding $240,000 in exploration expenditures on or before December 31, 2009 (completed) and funding an additional $4.7 million in exploration expenditures over seven years from the effective date of the agreement. On exercise of the option by Amarc, the two parties are to enter into a joint venture agreement. The Newton Agreement is subject to an underlying option agreement and accompanying amending agreements with arm's length parties. Pursuant to these underlying agreements, High Ridge has acquired a 100% undivided interest in all claims held under the underlying agreement through a series of staged payments, share issuances and exploration expenditures. The claims held under the Newton Agreement are subject to a 2% net smelter royalty, which may be purchased for $2 million. Advance annual royalty payments of $25,000 are required, starting in 2011.

The Plateau Gold-Copper Belt

Amarc has staked approximately 3,300 square kilometres of additional minerals claims over the under-explored and prospective Plateau Gold-Copper Belt. The belt extends primarily to the south, and also to the north, from the Newton property. The Plateau Gold-Copper Belt claims are owned 100% by Amarc. Public domain information indicates that the region has favorable geology and geochemistry for Newton-style gold deposits and porphyry gold-copper deposits. Amarc's ground, to the south of Newton, is bordered on the west by Taseko Mines Limited’s Prosperity gold-copper project, which is at the advanced permitting-stage..

Amarc has completed a 7,000 line kilometer ZTEM (Z-axis Tipper Electromagnetic system) airborne geophysical survey over the Newton property, other regional anomalies and the sector of the Plateau Gold-Copper Belt that extends south of the Newton property. The ZTEM technology is an innovative airborne electromagnetic system which provides unparalleled resolution and depth of investigation and can detect conductors more than one kilometer below surface. High-sensitivity magnetometry data is collected concurrently. The geophysical signatures of the Newton mineralization and other known mineral occurrences in the region have been established, and Amarc is utilizing this comparative data to assist in the definition of previously unrecognized targets within the belt.

Initial field evaluation, including prospecting, soil geochemical sampling and IP geophysical surveys, is underway on selected targets. Soil sampling has to date defined two significant copper-molybdenum multi-element anomalies, each exceeding 1,500 metres in length and ranging up to 1,000 metres in width. Both these targets remain open for expansion and are to be further assessed by ground geophysics. Relevant permit applications submitted to the provincial government have been approved.

The results of these exploration activities will allow the prioritization of targets for drill testing later in the season.

The Newton Property and the Plateau Gold-Copper Belt are located near the City of Williams Lake, a full service regional center which is approximately 250 kilometres northeast of Vancouver. The region is characterized by low-lying and gently rolling hills. It is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine which has been in operation since 1973, the Mount Polley copper-gold mine which commenced production in 2008, and late-stage development projects –notably the Prosperity gold-copper project described above.

The Sitlika Copper-Zinc Belt

Amarc has suspended all exploration activities along the Sitlika Belt in north-central BC in order to focus on the Newton project and the adjacent Plateau Gold-Copper Belt. The Company's land position along the Sitlika Belt has also been reduced to approximately 217 square kilometres.

Other BC Agreements

The Tulox Property Agreement

The Tulox property is located in the Cariboo region and comprises an area of 54 square kilometres which was acquired over the period of 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks which have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.) on Amarc's Tulox Property. Tulox can acquire a 100% interest in the Tulox Property by making a cash payment of $10,000, expending $2,000,000 on the Tulox Property and issuing 2,625,000 common shares over four years. Tulox has made the $10,000 cash payment and issued 350,000 common shares to date. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain a 60% interest in the Tulox Property by completing an additional $10 million in exploration expenditures on the Property. The Tulox Property is subject to a 3% net smelter royalty, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

Other Property Interests – BC, Yukon, Saskatchewan

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in Yukon, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan. The Company has no plans to undertake any programs on either of these properties in 2010.

C.           ORGANIZATIONAL STRUCTURE

The Company had two wholly-owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which were incorporated in Mexico. These subsidiaries were liquidated on February 8, 2010. The Company also controls and has primary beneficial ownership of the Precious Exploration Limited Partnership. However, the Company operates directly, and does not consider either of its subsidiaries or the limited partnership to be material at this time.

D.           PROPERTY, PLANT AND EQUIPMENT

All of the Company's active properties are located in British Columbia. The nature of the Company's interest in various mineral properties is described above (see item 4B – Business Overview). None of the properties have any material tangible fixed assets located thereon. The locations of the currently active properties and details of mineral exploration claims within British Columbia are shown on Figure 1 and Table 1 respectively (below).

Figure 1. Location of Amarc's Newton project.

Table 1: Claim Information for Amarc's BC Properties.

Program	Claim Numbers	Size (km2)
Plateau Gold Including Newton	208327, 414743, 507905, 507914, 511965, 511967, 514976, 514979, 514981, 606674, 606675, 606676, 606677, 606678, 606679, 606680, 606681, 606682, 606683, 606684, 606685, 606686, 606687, 606688, 606689, 606690, 606691, 606692, 606693, 606694, 606695, 606696, 606697, 606698, 606699, 606700, 606701, 606702, 606703, 606704, 606705, 606706, 606707, 606708, 606709, 606710, 606711, 606712, 606713, 606714, 606715, 606716, 606717, 615743, 615803, 615843, 615863, 616023, 681843, 681844, 681863, 681883, 681903, 681904, 681923, 681924, 681925, 681926, 681927, 681928, 681929, 681930, 681931, 681932, 681933, 681943, 681944, 681963, 681964, 681983, 682003, 682004, 682024, 682025, 682043, 682044, 682063, 682065, 682089, 682094, 682095, 682098, 682100, 682104, 682106, 682107, 682111, 682112, 682114, 682116, 682123, 682124, 682143, 682144, 682163, 682164, 682183, 682184, 682185, 682203, 682204, 682205, 682206, 682207, 682208, 682209, 682210, 682212, 682213, 682214, 682223, 682225, 682226, 682227, 682228, 682229, 682230, 682232, 682233, 682234, 682235, 682236,	3,397

Program	Claim Numbers	Size (km2)
	682243, 682244, 682245, 682246, 682263, 682283, 682284, 682285, 682286, 682287, 682288, 682289, 682290, 682291, 682303, 682304, 682305, 682306, 682307, 682308, 682309, 682310, 682311, 682312, 682313, 682315, 682316, 682317, 682318, 682319, 682320, 682321, 682323, 682324, 682326, 682327, 682328, 682329, 682330, 682331, 682332, 682333, 682334, 682335, 682336, 682337, 682338, 682343, 682344, 682345, 682346, 682347, 682348, 682349, 682350, 682351, 682352, 682353, 682354, 682363, 682364, 682365, 682366, 682367, 682368, 682369, 682370, 682371, 682372, 682373, 682374, 682375, 682376, 682377, 682383, 682384, 682403, 682404, 682405, 682406, 682407, 682408, 682411, 682413, 682414, 682416, 682417, 682418, 682423, 682424, 682425, 682426, 682427, 682428, 682443, 682444, 682463, 682464, 682483, 682484, 682503, 682504, 682505, 682506, 682507, 682508, 682509, 682510, 682511, 682513, 682514, 682515, 682516, 682517, 682518, 682519, 682520, 682521, 682522, 682523, 682524, 682543, 682563, 682583, 682603, 682604, 682605, 682606, 682608, 682609, 682610, 682611, 682613, 682614, 682615, 682616, 682617, 682618, 682619, 682620, 682621, 682622, 682643, 682644, 682645, 682663, 682684, 682685, 682687, 682704, 682723, 682743, 682744, 682763, 683343, 684043, 684044, 684045, 684046, 684047, 684048, 684843, 684863, 684883, 685023, 685025, 685683, 685684, 685685, 685686, 685687, 685703, 685704, 685705, 685706, 685707, 685708, 685709, 685723, 685724, 685743, 685763, 685764, 685765, 685767, 685783, 685784, 685785, 685786, 685803, 685823, 685843, 685844, 685845, 686143, 686323, 686343, 686363, 686383, 686384, 686385, 686386, 686387, 686388, 686403, 705129, 705131, 705132, 705134, 705135, 705136, 705137, 705138, 705139, 705140, 705142, 705143, 705144, 705145, 705146, 705147, 705148, 705149, 705150, 705151, 705152, 705153, 705154, 705155, 705156, 705157, 705158, 705159, 705187, 705188, 705189, 705190, 705191, 705192, 705193, 705194, 705195, 705196, 705197, 705198, 705199, 705200, 705201, 705202, 705203, 705204, 705205, 705206, 705207, 705208, 705209, 705210, 705211, 705239, 705241, 705244, 705504, 705505, 705506, 705507, 705508, 705509, 705510, 705512, 705513, 705514, 705516, 705518, 705520, 705522, 705564, 705566, 705567, 705569, 705570, 705571, 705572, 705574, 705575, 705577, 705578, 705580, 705581, 705582, 705583, 705584, 705596, 705597, 705598, 705599, 705600, 705602, 705603, 705604, 705605, 705606, 705607, 705608, 705609, 705610, 705611, 705612, 705613, 705614, 705615, 705616, 705617, 705619, 705620, 705622, 705623, 705624, 705625, 705626, 705627, 705767, 705779, 705780, 705781, 705782, 705783, 705784, 705785, 705786, 705787, 705788, 705789, 705790, 705822, 705823, 705824, 705962, 705963, 705964, 705965, 705966, 705967, 705968, 705969, 705970, 705971, 705972, 705973, 705974, 705975, 705976, 705977, 705978, 705979, 705980, 705981, 705982, 705983, 705985, 705986, 705987, 705988, 705989, 705990, 705991, 705992, 705993, 705994, 705995, 705996, 705997, 705998, 705999, 706001, 706002, 706003, 706004, 706005, 706006, 706007, 706008, 706009, 706010, 706012, 706013, 706014, 706015, 706016, 706017, 706018, 706019, 706020, 706021, 706022, 706023, 706024, 706025, 706026, 706027, 706028, 706029, 706030, 706031, 706032, 706033, 706034, 706036, 706038, 706039, 706040, 706041, 706042, 706043, 706045, 706046, 706047, 706048, 706049, 706050, 706055, 706056, 706057, 706058, 706059, 706060, 706061, 706062, 706063, 706064, 706065, 706067, 706068, 706069, 706070, 706071, 706072, 706073, 706074, 706076, 706077, 706078, 706079, 706080, 706081, 706082, 706084, 706085, 706087, 706088, 706089, 706090, 706091, 706092, 706093, 706094, 706096, 706097, 706098, 706099, 706100, 706101, 706102, 706104, 706105, 706107, 706143, 706144, 706146, 706150, 706165, 730662, 730682, 730702, 730722, 730742, 730762, 730782, 742582, 742602, 742622, 742642, 742662, 742682, 760682, 760702, 760722, 760762, 760782, 760802, 760822, 760842, 760882, 760902, 760922, 760942, 760962, 760982, 761002, 761022, 761042, 761062, 761082, 761102, 761122, 761142, 761162, 761182, 762342, 762362, 762382, 762402, 762422, 762442, 762462, 762482, 762502, 762522, 762542, 762562, 762582, 762602, 762622, 762642, 762662, 762682, 762702, 762722, 762742, 762762, 762782, 762802, 762822, 762842, 762862, 763162, 763202, 763222, 763242, 763262, 763282, 763302, 763322, 763342, 763362, 763382, 763402, 763422, 763442, 763462, 763482, 763502, 763522, 763542, 763562, 763582, 763602, 763622, 763642, 763662, 763682, 763702, 763722, 763742, 763762, 763782, 763802, 763822, 763842, 763862, 763882, 763902, 763922, 763942, 763962, 763982, 764002, 764022, 764042, 764062, 764082, 764102, 764122, 764142, 764162, 764182, 765302, 765322, 765342, 765362, 765402, 765422, 765442, 765462, 765482, 765502, 765522
Sitlika	542768, 542769, 544623, 544646, 544648, 544649, 545669, 545670, 545672, 546157, 546160, 574571	16
Tulox Others	519088, 519090, 519420, 519421, 524206, 524207, 530948, 542443, 542488, 542489, 542490
	516565, 545760, 545762, 556348, 560228, 560236, 560238, 580114, 580119, 580181, 580182, 580314, 639323, 639397, 704852	54 33

ITEM 4A         UNRESOLVED STAFF COMMENTS

None

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

The following discussion should be read in conjunction with the audited annual consolidated financial statements for the years ended March 31, 2010, 2009 and 2008 and the related notes accompanying this Annual Report. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted principles ("GAAP"). Refer to note 13 to the audited annual consolidated financial statements which provides a reconciliation of material measurement differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 3 of the accompanying audited consolidated annual financial statements for the years ended March 31, 2010, 2009 and 2008, and a reconciliation of material measurement differences between these principles and US GAAP principles is presented in note 13.

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the carrying values of mineral properties,

  the carrying values of future income tax assets and liabilities, and the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral property interests and related asset retirement obligations

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are greater than the estimated fair market value, the unrecoverable portion is charged to operations in that period.

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

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company's discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected from the asset. If the carrying amount of the long-lived asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the same basis as the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company has no material asset retirement obligations as the disturbance at the exploration sites as at March 31, 2010 has been minimal.

Future income tax assets and liabilities

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Under the Canadian Income Tax Act, a company may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

Stock-based compensation expense

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

A.           RESULTS OF OPERATIONS

Year Ended March 31, 2010 ("2010") versus Year Ended March 31, 2009 ("2009")

The net loss for the year ended March 31, 2010 decreased to $4,102,000 compared to a net loss of $5,109,000 for the previous year. The decrease in loss was mainly due to a decrease in exploration expenditures in the current year compared to the previous year.

During the year ended March 31, 2010, the Company received BC mineral exploration tax credits ("METC–BC") in the amount of $252,000, compared to receipts totaling $1,435,000 in the previous year. These amounts were credited to "exploration expenses" in the statement of operations.

Exploration expenses, excluding METC–BC, decreased to $3,447,000 in the 2010 fiscal year, compared to $6,054,000 in the previous year. The major exploration expenditures during the year were geological (2010 – $1,755,000; 2009 – $2,536,000), drilling (2010 – $670,000; 2009 – $807,000), assay and analysis (2010 – $252,000; 2009 – $596,000), transportation (2010 – $118,000; 2009 – $600,000), site activities (2010 – $255,000; 2009 – $490,000) and environmental (2010 – $108,000; 2009 – $15,000).

The major administrative costs during the year were salaries and benefits (2010 – $312,000; 2009 –$209,000), office and administration (2010 – $154,000; 2009 – $178,000), conference and travel (2010 –$48,000; 2009 – $54,000), management and consulting (2010 – $23,000; 2009 – $58,000), and shareholder communication (2010 – $104,000; 2009 – $123,000).

Stock-based compensation expense of $138,000 was charged to operations during fiscal 2010, compared to $244,000 for fiscal 2009. This is mainly due to the amortization of a greater number of options granted in fiscal 2009.

A foreign exchange loss of $40,000 was recorded during the year ended March 31, 2010, compared to a gain of $219,000 in the previous year. The loss during the current year is primarily attributable to the Company's US dollar denominated financial assets mainly held in cash and cash equivalents and due to appreciation of Canadian dollar against the US dollar. At March 31, 2010 the Company held approximately US$100,000 (2009 – US$100,000).

During the current year, interest income decreased to $24,000, compared to $309,000 in the previous year. Interest income in the previous year was substantially higher than the current year mainly due to interest on the mineral exploration tax credit received in the previous year.

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

Exploration expenses, excluding METC–BC, for the year ended March 31, 2009 increased to $6,054,000, compared to $3,067,000 for the previous year. This increase was due to a greater number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2009 – $2,536,000; 2008 – $1,721,000), drilling (2009 – $807,000; 2008 – $nil), transportation (2009 – $600,000; 2008 – $392,000), assay and analysis (2009 – $596,000; 2008 – $283,000), site activities (2009 – $490,000; 2008 – $372,000) and engineering (2009 – $371,000; 2008 – $8,000).

The major administrative costs during the year were salaries and benefits (2009 – $209,000; 2008 – $257,000), office and administration (2009 – $178,000; 2008 – $184,000), conference and travel (2009 – $54,000; 2008 – $96,000), management and consulting (2009 – $58,000; 2008 – $49,000), and shareholder communication (2009 – $123,000; 2008 – $73,000).

Stock-based compensation expense of $244,000 was charged to operations during fiscal 2009, compared to $nil for fiscal 2008. This is mainly due to the amortization of a greater number of options granted in fiscal 2009.

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

B.           LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and cash equivalents of $4,310,000 and working capital of $4,617,000 at March 31, 2010, compared to cash and cash equivalents of $2,972,000 and working capital of $3,339,000 at March 31, 2009.

The Company did not have any long term liabilities at March 31, 2010 or 2009 and does not have any long term liabilities as of the date of this Annual Report.

Planned Exploration Activities

The Company plans to apply its available cash and working capital to continue exploration of the Company's mineral properties. These planned exploration activities are summarized in Item 4.B of this Annual Report. At September 22, 2010, the Company had cash of approximately $2.2 million.

The Company anticipates that its cash and working capital will be sufficient to enable it to carry out the Company's currently planned exploration activities as well as for property maintenance requirements and administrative overhead for the twelve months without obtaining additional financing.

Cash Used in Operating Activities

Cash used in operating activities was $3,895,000 in fiscal 2010, compared to $5,181,000 in 2009 and $3,555,000 in 2008. Cash used in operating activities was attributable primarily to exploration programs carried out on its British Columbia mineral properties. The Company anticipates continuing to use cash in its operating activities to carry out its exploration programs.

Cash Flows from Investing Activities

Cash provided by investing activities was $34,000 in 2010, compared to cash used in investing activities of $74,000 in 2009, and cash provided by investing activities of $5,815,000 in 2008. Cash provided by investing activities during the current year represents proceeds from sale of equipment. Cash used in investing activities in 2009 represents purchase of equipment. Cash provided by investing activities in 2008 related to repayment of a loan of $5,500,000 by a related party pursuant to a 90-day promissory note and proceeds from sale of marketable securities of a related party representing payment of interest on the 90-day promissory note.

Cash Flows from Financing Activities

Cash provided by financing activities in 2010 was $5,210,000, compared to $500,000 in 2009, and $2,634,500 in 2008. Cash provided by financing activities in the current year represents receipts from issuance of 11,000,000 common shares at a price of $0.50 per share pursuant to a private placement, comprising 4,800,000 flow-through shares and 6,200,000 non-flow-through shares (refer to Item 5.F). Cash provided by financing activities in 2009 represents cash received from issuance of 5,000,000 common shares at $0.10 per share pursuant to a private placement. Cash provided by financing activities in 2008 was attributable to issuance of 4,790,000 common shares at $0.55 per share pursuant to exercise of share warrants.

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

Financial Instruments

Amarc keeps its financial instruments denominated in Canadian dollars and US dollars. The Company does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Amarc's current needs are invested in short term near-cash investments.

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

Although there has been periodic volatility in the gold market, the average annual price has increased for the past four years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices were strong in 2009, with prices ranging from US$802/oz in early January to US$1,200/oz in early December and averaging US$974/oz for the year.

Gold prices remain strong in 2010. The average price to the end of July 2010 is US$1,160/oz.

Copper prices increased significantly between late 2003 and mid 2008, and then declined in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, and averaged US$2.34/lb for the year.

Copper prices generally remain strong in 2010, with a slight weakening to range between US$2.80/lb and US$3.05/lb since mid-May. The average price the end of July 2010 is US$3.21/lb.

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

F.           Tabular Disclosure of Contractual Obligations

As at fiscal year end March 31, 2010, the Company had the following contractual obligations:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	–	–	–	–	–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	–	–	–	–	–
Total	–	–	–	–	–

During the year ended March 31, 2010, the Company arranged a private placement of 11,000,000 of its common shares at a price of $0.50 per share, consisting of 4,800,000 flow-through shares and 6,200,000 non-flow-through shares for aggregate gross proceed of $5,500,000. In accordance with the terms of flow-through share agreements, the Company is obligated to spend the proceeds from the flow-through shares issuance on Canadian Exploration Expenses ("CEE") by December 31, 2010. At March 31, 2010, approximately $1,659,000 remained to be spent on eligible exploration activities.

G.           Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name (1)	Year born	Position	Director or Officer Since
Rene G. Carrier	1944	Director	May 2008
David J. Copeland	1948	Director	September 1995
Scott D. Cousens	1964	Director	September 1995
T. Barry Coughlan	1945	Director	February 2009
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Paul Mann	1964	Chief Financial Officer	July 2008
Jeffrey R. Mason	1957	Director	September 1995
Diane Nicolson	1965	Vice President Corporate Development	February 2008
Ronald W. Thiessen	1952	President, Chief Executive Officer and Director	September 1995
Trevor Thomas	1967	Secretary	February 2008

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

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Heatherdale Resources Inc.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	February 2010
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

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

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present

Company	Positions Held	From	To
Farallon Mining Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Heatherdale Resources Inc.	CEO, President & Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	June 2010
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	June 2010

Barry Coughlan, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Continental Minerals Corporation	Director	May 2006	December 2006
Creso Exploration Inc.	Director	June 2010	Present
Farallon Mining Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President, CEO and Director	September 1991	February 2010
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd.	President and Director	June 1986	Present

Scott Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is also a director of Hunter Dickinson Services Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	Present
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Heatherdale Resources Inc.	Chairman and Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

Robert Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Ltd.	Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	February 2008
	Chief Financial Officer	September 1998	July 2008
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	September 2007
	Chief Financial Officer	February 1999	June 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	February 2008
	Secretary	November 1995	February 2008
	Chief Financial Officer	June 1998	February 2008

Company	Positions Held	From	To
Detour Gold Corporation	Chief Financial Officer and Secretary	July 2006	December 2007
Farallon Mining Ltd.	Director	August 1994	February 2008
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	July 2008
	Secretary	June 1996	July 2008
	Chief Financial Officer	June 1998	July 2008
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	February 2008
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	April 2007
Slater Mining Limited	Director	July 2008	Present
Taseko Mines Limited	Director	February 1994	July 2008
	Secretary	February 1994	June 2008
	Chief Financial Officer	November 1998	June 2008

Diane Nicolson, PhD – Executive Vice President

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

Dr. Nicolson was appointed Executive Vice President in February 2008 and is responsible for management, strategic planning and new project development for Amarc Resources Ltd.

Ronald Thiessen, CA – President, Chief Executive Officer and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	Present
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present

Company	Positions Held	From	To
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd.	Director	July 1992	December 2006

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

B.           Compensation

During the Company's financial year ended March 31, 2010, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $164,250.

Ronald W. Thiessen, President and Chief Executive Officer, and Paul Mann, Chief Financial Officer are each a "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2010 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Salary ($)	Share- based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Ronald Thiessen Chief Executive Officer	36,250	Nil	Nil	Nil	Nil	Nil	Nil	36,250
Paul Mann Chief Financial Officer	20,000	Nil	Nil	Nil	Nil	Nil	Nil	20,000

During the fiscal year ended March 31, 2010, Messrs. Thiessen and Mann did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2010 is as set out below:

Name	Fees earned ($)	Share- based awards ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier (1)	15,000	Nil	Nil	Nil	Nil	Nil	15,000
David Copeland	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Barry Coughlan (1)	15,000	Nil	3,360	Nil	Nil	Nil	18,360
Scott Cousens (2)	31,250	Nil	Nil	Nil	Nil	Nil	31,250
Robert Dickinson (2)	46,750	Nil	Nil	Nil	Nil	Nil	46,750
Jeffrey Mason	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1.	Independent directors receive an annual fee of $15,000 for their services.

2.

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson are allocated to the Company on the basis of time spent in respect of the Company's business.

3.

The options granted in fiscal 2010 were granted pursuant to the Share Option Plan. For compensation purposes, the Black- Scholes option valuation model has been used to estimate the fair value on the date of grant. The Black-Scholes option valuation is calculated using the expected life of the share option, expected volatility of the Company's Common Share price, expected dividend yield, and the risk-free interest rate. The weighted average Black-Scholes grant date fair value for awards granted on April 28, 2009 was $0.05, which was 7% of the option exercise price.

C.           Board Practices

All of the Company's directors were elected at the annual general meeting of shareholders held on September 15, 2010. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the "Board").

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

7.   Other Board Committees

The Board has no compensation or other committees, other than the audit committee.

8.   Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its audit committee.

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

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (including the British Columbia and Alberta Securities Commissions which have jurisdiction over the Company, the "CSA"), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended March 31, 2010, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

Part 3 of NI 52-110 prescribes certain requirements for the composition of audit committees of non-exempt companies that are reporting issuers under Canadian provincial securities legislation. Part 3 of NI 52-110 requires, among other things that an audit committee be comprised of at three directors, each of whom, is, subject to certain exceptions, independent and financially literate in accordance with the standards set forth in NI 52-110.

Part 5 of NI 52-110 requires an annual information form that is filed by a non-exempt reporting issuer under National Instrument 51-102 – Continuous Disclosure Obligations, as adopted the CSA, to include certain disclosure about the issuer's audit committee, including, among other things: the text of the audit committee's charter; the name of each audit committee member and whether or not the member is independent and financially literate; whether a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the issuer's board of directors, and the reasons for the board's decision; a description of any policies and procedures adopted by the audit committee for the engagement of non-audit services; and disclosure of the fees billed by the issuer's external auditor in each of the last two fiscal years for audit, tax and other services.

D.           Employees

At March 31, 2010, Amarc had no direct employees. Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7- Major Shareholders and Related Party Transactions).

E.           Share Ownership

Security Holdings of Directors and Senior Management

As at September 22, 2010, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 18,867,217 common shares (22.5%), or 23,757,217 (20.8%) on a diluted basis.

As at September 22, 2010, the Company's directors and senior management beneficially own the following number of the Company's common shares, options and warrants:

Name of Insider	Securities Beneficially Owned or Controlled	As a % of the outstanding Common Shares
Rene G. Carrier(5)	75,000 Common shares 70,000 Options(3)	0.09%
David J. Copeland	1,049,500 Common shares 70,000 Options(3)	1.25%
Barry Coughlan(4)(5)	50,000 Common shares 70,000 Options(3)	0.06%

	Securities Beneficially Owned or	As a % of the outstanding
Name of Insider	Controlled	Common Shares
Scott D. Cousens	148,300 Common shares 70,000 Options	0.18%
Robert A. Dickinson(3)(5)	10,196,409 Common shares(2) 70,000 Options 4,250,000 Warrants(3)	12.16%
Paul Mann	50,000 Common shares 50,000 Options	0.06%
Jeffrey R. Mason	4,246,000 Common shares 70,000 Options	5.06%
Diane Nicolson	563,000 Common Shares 50,000 Options	0.67%
Ronald W. Thiessen	2,369,008 Common shares 70,000	2.82%
Trevor Thomas	120,000 Common Shares 50,000 Options	0.14%
Total	18,867,217 Common Shares 640,000 Options 4,250,000 Warrants	22.5%

Notes:

1.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective individuals as filed on SEDI.

2.	Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.

3.	Mr. Dickinson holds 4,250,000 share warrants that expire on February 9, 2011. Each warrant entitles Mr. Dickinson to purchase one Common Share at $0.10 per share.

4.	Member of the Audit Committee.

Share Option Plan

At September 22, 2010, 1,725,200 options were outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 6,658,747 common shares were available for issuance pursuant to the Plan, described below.

(a)      Incentive Options

1.   Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Plan").

In order to increase the Company's flexibility and to bring the Company's share option incentive program in line with the current regulatory regime, the Board approved a new rolling share option plan (the "New Plan") on August 13, 2010 to replace the plan previously approved and confirmed by the shareholders on September 21, 2004 and September 29, 2009, respectively. The New Plan was approved by shareholders at the Company's annual general meeting (the "Meeting") held on September 15, 2010.

Subject to certain restrictions described below, the Plan is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. At the date of approval of the New Plan, all outstanding options were rolled into and deemed to be granted under the New Plan.

The exercise price of each option is set by the board of directors at the time of grant based on the market price on the date preceding the date of grant. Options can have a maximum term of ten years and typically terminate one year following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the board of directors at the time the options are granted.

Eligible Optionees

Under the policies of the TSX Venture, to be eligible for the issuance of a stock option under the Plan an optionee must either be a director, officer or employee of the Company or its affiliates, or a consultant or an employee of a company providing management or other services to the Company, or its subsidiaries, at the time the option is granted.

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

Insider Limitations

The aggregate number of Common Shares reserved for issuance under options granted to Insiders must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

The number of optioned shares issued to Insiders in any twelve (12) month period must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

The exercise price of an option previously granted to an Insider must not be reduced, unless the Company has obtained Disinterested Shareholder Approval to do so.

Other Limitations

The Company must not grant an option to a director, employee, consultant, or consultant company (the "Service Provider") in any twelve (12) month period that exceeds five percent (5%) of the outstanding shares, unless the Company has obtained approval by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders' meeting, excluding votes attaching to shares beneficially owned by Insiders and their Associates (defined below) ("Disinterested Shareholder Approval");

The aggregate number of options granted to a Service Provider conducting Investor Relations Activities in any twelve (12) month period must not exceed two percent (2%) of the outstanding shares calculated at the date of the grant, without the prior consent of the TSXV;

The Company must not grant an option to a Consultant in any twelve (12) month period that exceeds two percent (2%) of the outstanding shares calculated at the date of the grant of the option; and

The issuance to any one Optionee within a twelve (12) month period of a number of Common Shares must not exceed five percent (5%) of outstanding Common Shares unless the Company has obtained Disinterested Shareholder Approval to do so.

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

As of September 22, 2010, Amarc had authorized unlimited common shares without par value, of which 83,839,473 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

As at September 22, 2010, Robert Dickinson, together with companies controlled by him, held 10,196,409 common shares of Amarc, representing 12.16% of the common shares outstanding.

As at September 22, 2010, Jeffrey Mason held 4,246,000 common shares of Amarc, representing 5.06% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of September 22, 2010, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

	Number of registered
	shareholders of record
Location	(note 1)	Number of shares	Percentage of total shares
Canada	17	79,184,167	94.45%
United States	8	2,955,306	3.52%
Other	1	1,700,000	2.03%
TOTALS	28	83,839,473	100.00%

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

Insider Reports under the Securities Acts of British Columbia and Alberta

Since the Company a reporting issuer under the Securities Acts of British Columbia and Alberta, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Amarc's common shares within ten days following the trade (to be reduced to five days for all trades occurring after October 31, 2010) under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA. Copies of such reports are available for public inspection at the offices of the British Columbia Securities

Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.           Related Party Transactions

Except as disclosed below, Amarc has not, since April 1, 2009, and does not at this time propose to:

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

Hunter Dickinson Services Inc. ("HDSI"), formerly Hunter Dickinson Inc.

The Company does not have full-time management or employees. Pursuant to a Corporate Services Agreement dated July 2, 2010 with Hunter Dickinson Services Inc. ("HDSI"), HDSI provides services, including geological, corporate development, administrative and management services (collectively the "Services") to the Company. HDSI is a private company with certain directors in common with the Company, namely Messrs. Copeland, Cousens, Dickinson and Thiessen. HDSI provides the Services to several publicly traded companies (one of which is the Company), and is managed by persons who are directors in common with the Company.

HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, and South Africa. HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's-length suppliers. During the fiscal year ended March 31, 2010, Amarc paid approximately $1.5 million (2009 – $2.6 million; 2008 -$1.6 million), to HDSI for services pursuant to the management and administrative services agreement. Advances pursuant to this agreement were non-interest bearing and due on demand.

Management / Insiders

During the year ended March 31, 2010, the Company arranged a private placement of 11,000,000 of its common shares at a price of $0.50 per share, consisting of 4,800,000 flow-through shares and 6,200,000 non-flow-through shares for aggregate gross proceed of $5,500,000 (see Item 5.F).

The numbers of shares acquired by the informed persons of the Company were as follow:

Informed Person Participation	Amount	Units
Rene G. Carrier	$ 25,000	50,000
David J. Copeland	90,000	180,000
Barry Coughlan	25,000	50,000
Scott D. Cousens	100,000	200,000
Paul Mann	25,000	50,000

Informed Person Participation	Amount	Units
Jeffrey R. Mason	25,000	50,000
Diane Nicolson	25,000	50,000
Ronald W. Thiessen	200,000	400,000
Trevor Thomas	25,000	50,000
Total	$ 540,000	1,080,000

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Amarc's audited consolidated annual financial statements as at March 31, 2010 and 2009 and for each of the years ended March 31, 2010, 2009 and 2008.

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

B.           Significant Changes

There have been no significant changes to the accompanying financial statements since March 31, 2010, except as disclosed in this Annual Report on Form 20-F.

ITEM 9           THE OFFER AND LISTING

A.           Offer and Listing Details Trading Markets

Amarc's common shares have been listed in Canada on the TSX Venture Exchange (and its predecessors) since August 1995, under the symbol AHR.

The Company's common shares have been traded in the U.S. on OTC Bulletin Board since June 2004, under the symbol AXREF.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture Exchange and on the OTC Bulletin Board.

	TSX Venture Exchange		OTCBB
Fiscal Year
Ended	High	Low	High	Low
March 31,	(Cdn$)	(Cdn$)	(US$)	(US$)
2010	0.72	0.16	0.75	0.12
2009	0.77	0.07	0.76	0.05
2008	0.78	0.45	0.76	0.40
2007	0.60	0.30	0.51	0.20
2006	0.47	0.22	0.38	0.20

	TSX Venture Exchange		OTCBB

	High	Low	High	Low
Fiscal Quarter	(Cdn$)	(Cdn$)	(US$)	(US$)
Q4, 2010	0.72	0.47	0.70	0.47
Q3, 2010	0.68	0.23	0.75	0.23
Q2, 2010	0.27	0.17	0.24	0.14
Q1, 2010	0.25	0.16	0.24	0.12
Q4, 2009	0.30	0.10	0.24	0.06
Q3, 2009	0.31	0.07	0.37	0.05
Q2, 2009	0.71	0.31	0.68	0.26
Q1, 2009	0.77	0.58	0.76	0.57

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Month	(Cdn$)	(Cdn$)	(US$)	(US$)
September 2010 (to September 22, 2010)	0.65	0.44	0.62	0.41
August 2010	0.49	0.42	0.49	0.40
July 2010	0.51	0.36	0.49	0.34
June 2010	0.49	0.40	0.47	0.30
May 2010	0.50	0.40	0.49	0.37
April 2010	0.55	0.49	0.58	0.48

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

B.           Memorandum and Articles of Association

Amarc's original corporate constituting documents comprised of the Memorandum and Articles of Association were registered with the British Columbia Registrar of Companies under Corporation No. 436691. A copy of the Company's original Articles of Association was filed as an exhibit with Amarc's initial registration statement on Form 20-F.

In March 2004, the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the "BCA"). All companies incorporated under the BCCA were required to complete a transition application to the BCA by March 29, 2006. The directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA

The Company subsequently filed a Notice of Articles with the Registrar of Companies on October 2, 2004. The Notice of Articles and the Articles constitute the constating documents of the Company, and have superseded the Memorandum and Articles of Association. The Articles of a company, among other things, set out rules for the conduct of its business and affairs; they are no longer required to be filed with the Registrar of Companies, but are required to be kept as part of the company's corporate records.

On October 22, 2004, the Company filed a Notice of Alteration with the Registrar of Companies to remove the former limitation on its authorized share capital of 100,000,000 common shares without par value. As a result, the Company's authorized share capital now consists of an unlimited number of common shares without par value. The Registrar of Companies issued a Notice of Articles dated October 22, 2004 to reflect this change.

Under the BCA, every "pre-existing company' remained subject to certain "Pre-existing Company Provisions" contained in the BCCA unless such provisions were removed with the approval of the shareholders. In order to take full advantage of the flexibility offered by the BCA, the shareholders adopted a special resolution on October 12, 2005 authorizing the removal of the Pre-existing Company Provisions and the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. On January 31, 2006, the Company filed a Notice of Alteration with the Registrar of Companies to remove the Pre-Existing Company Provisions, and the Registrar of Companies issued a Notice of Articles to reflect this change.

As discussed in more detail below, on August 17, 2007, the Company filed a Notice of Alteration with the Registrar of Companies to create a new class of Preferred Shares, and the Registrar of Companies issued a Notice of Articles to reflect this change.

On January 7, 2009 and March 9, 2009, the Registrar of Companies issued new Notices of Articles in response to Notices of Change of Directors filed by the Company on those dates. The Notice of Articles dated March 9, 2009 constitute the current Notice of Articles of the Company.

Set out below is a discussion of the principal changes effected by the adoption of the new Articles by the Company under the BCA, which took effect on January 31, 2006.

Borrowing Powers

Under the original Articles of Association, the Company could borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflected the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the Company's Articles now provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person.

Share Certificates

Under the original Articles of Association, a shareholder was entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the Articles now provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The original Articles of Association provided for the Company to indemnify directors, subject to the provisions of the BCCA. Under the BCA, the Company is permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company is prohibited from paying an indemnity if:

(a)	the party did not act honestly and in good faith with a view to the best interests of the Company;

(b)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c)	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the Articles require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA.

Alternate Directors

The original Articles of Association permitted a director to appoint another director as his alternate. The Company's Articles now permit a director to appoint anyone as his alternate, as long as that person is qualified to act as a director.

Amendment of Articles and Notice of Articles

The Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles, other than as set out in the BCA as specifically requiring a special resolution, can be effected as an ordinary or by directors' resolution. The Company's Articles provide that the Company may amend provisions of the Articles and Notice of Articles relating to certain aspects of its Shares and authorized share structure by ordinary resolution. A share consolidation or a share split and name change of the Company can only be done by a resolution of the directors. The default provision under the BCA is a special resolution where the Articles are silent as to the type of resolution required.

The Articles also provide that the attachment, variation and deletion of special rights and restrictions to any class of shares may be authorized by ordinary resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a "special separate resolution" is required.

All special resolutions of the Company must be adopted by a majority of two-thirds of votes cast; the Company's original Article of Association required special resolutions to be adopted by a majority of three-quarters of the votes cast.

Shareholders' Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders' meetings, the Articles provide that shareholders' meetings may be held at such place as is determined by the directors.

The Articles permit the giving of notice to shareholders, directors and officers by fax or e-mail in addition to regular mail or personal delivery.

Officers

Under the original Articles of Association, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, the Articles do not provide for such restrictions.

Disclosure of Interest of Directors

The Articles refer to the provisions of the BCA relating to the disclosure of interest by directors, which superseded more the cumbersome and outdated provisions contained under the BCCA.

Creation of Preferred Shares

Under the original Articles of Association, the creation of a new class of shares required the approval of the shareholders of the Company by a special resolution adopted by a majority of three-quarters of votes cast. In contrast, the Articles now provide that the creation of a new class of shares requires the approval of the shareholders of the Company by an ordinary resolution.

On September 26, 2006, the shareholders adopted an ordinary resolution authorizing the creation of a new class of Preferred Shares without par value and without a maximum authorized number, issuable in series, on such terms as may be determined by the Company's directors for each such series. On August 17, 2007, the Company filed a Notice of Alteration with the Registrar of Companies to create the new class of Preferred Shares, and the Registrar of Companies issued a Notice of Articles to reflect this change.

As a result, the authorized share structure of the Company now includes, in addition to a class of common shares without par value and without a maximum number, a class of Preferred Shares without par value and without a maximum number. The Preferred Shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions.

The special rights and restrictions attaching to the Preferred Shares are set forth in Article 26 of the Articles, and effectively provide the directors with wide latitude to create a series of Preferred Shares which may be convertible into Common Shares, and have attached to them rights that rank ahead of common shares in respect of entitlement to assets and dividends.

C.           Material Contracts

Amarc's only material contract as of September 9, 2010 is:

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

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) ("Investment Act").

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent legal advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an "entity"). Non-Canadians proposing to establish a new Canadian business or acquire control of an existing Canadian business must file either an application for review (before completing the investment) or a post-closing notification (within 30 days of implementation of the investment) to the Director of Investments, who is appointed by the Minister of Industry. Whether a post-closing notification or a full application for review will be required will depend on the type of Canadian business involved and the value of the business. If an investment is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless the Minster of Industry is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. Further, the acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for "WTO-investors" that are controlled by persons who are resident in World Trade Organization ("WTO") member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company.

For a proposed indirect acquisition that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a "WTO investor", the threshold is significantly higher, and is adjusted for inflation each year. The 2010 threshold is CAD$299 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any "financial service"; (iii) the provision of any "transportation service"; or (iv) a "cultural business".

Certain transactions relating to common shares of the Company are exempt from the Investment Act, including

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)

acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Amarc qualifies as a PFIC for the fiscal year ending March 31, 2010, or in future fiscal years, each U.S. Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

If Amarc is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Amarc common shares, then Amarc will continue to be treated as a PFIC with respect to such Amarc common shares, even if it is no longer by definition a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Amarc common shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of March 31, 2010, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There have been no changes in the Company's internal control over financial reporting during the period covered by this report that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

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

ITEM 16         AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

ITEM 16A      AUDIT COMMITTEE FINANCIAL EXPERT

A.           Audit Committee Financial Expert

The members of the audit committee are Rene Carrier, Barry Coughlan and Robert Dickinson. The board of directors has determined that Mr. Carrier qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Carrier is independent, as the term is defined in section 803 of the NYSE Amex Company Guide.

Each audit committee member is able to read and understand fundamental financial statements.

ITEM 16B      CODE OF ETHICS

The Company's board of directors has adopted a Code of Ethics governing directors, officers, employees and contractors. The Code of Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(a)	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)

full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company;

(c)	compliance with applicable laws, rules and regulations;

(d)	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code; and

(e)	accountability for adherence to the Code of Ethics.

The board of directors monitors compliance with the Code of Ethics by ensuring that all Company personnel have read and understood the Code of Ethics, and by charging management with bringing to the attention of the board of directors any issues that arise with respect to the Code of Ethics.

The Company's Code of Ethics was filed as Exhibit 11.1 of the Company's Form 20-F filed on October 7, 2008. The Company's Code of Ethics can be viewed at the Company's website The Company will also provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of the Company at 604-684-6365, attention: Investor Relations Department.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm, De Visser Gray LLP for various services.

Services:	Year ended March 31, 2010	Year ended March 31, 2009
Audit Fees (1)	$ 25,000 (estimated)	$ 20,000
Audit-Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	–	–
	$ 25,000 (estimated)	$ 20,000

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

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended March 31, 2010.

ITEM 16D      EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2010, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G      CORPORATE GOVERNANCE

Not applicable.

ITEM 17         FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at March 31, 2010 and 2009, and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years ended March 31, 2010, 2009 and 2008;

(2)	Consolidated balance sheets as at March 31, 2010, and 2009;

(3)	Consolidated statements of operations and comprehensive loss for each of the years ended March 31, 2010, 2009 and 2008;

(4)	Consolidated statements of shareholders' equity for each of the years ended March 31, 2010, 2009 and 2008;

(5)	Consolidated statements of cash flows for each of the years ended March 31, 2010, 2009 and 2008; and

(6)	Notes to the consolidated financial statements mentioned above.

ITEM 18         FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19     EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit
4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004(1)
11.1	Code of Ethics(1)
4.5	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008

(1)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number

1.2	Articles of Amarc Resources Ltd., as amended

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1

Consolidated balance sheets as at March 31, 2010 and 2009; consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows, and notes thereto, for the years ended March 31, 2010, 2009, and 2008, together with the Report of Independent Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Paul Mann

PAUL MANN, CA
Chief Financial Officer

DATED: September 22, 2010