Form 20-F
period 2011-03-31
AMARC RESOURCES LTD
filed 2011-10-03
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4H1
(Address of principal executive offices)

Paul Mann, Chief Financial Officer
Facsimile No.: 604-684-8092
15th Floor, 1040 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4H1
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
102,728,896 common shares as of March 31, 2011

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
[   ] Yes          [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP [ ]	International Financial Reporting Standards as issued	Other [ x ]
by the International Accounting Standards Board [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [ x ]          Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes          [ x ] No

GENERAL

In this Annual Report on Form 20-F, all references to "we", "Amarc" or the "Company" refer to Amarc Resources Ltd.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of September 23, 2011 and all information included in this document should only be considered correct as of such date.

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

The following tables summarize selected financial data for Amarc extracted from the Company's audited financial statements for the last five years ended March 31, 2011, 2010, 2009, 2008 and 2007.

The Company's annual financial statements have been audited by its current independent registered public accounting firm, De Visser Gray LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles ("US GAAP") to the Company's financial information. Note 14 to the audited annual financial statements for the year ended March 31, 2011 included in this Annual Report provides descriptions of the material measurement differences between Canadian GAAP and US GAAP as they relate to Amarc, and a reconciliation to US GAAP of Amarc's financial statements.

The following selected financial data is presented in thousands of Canadian dollars.

BALANCE SHEET DATA
(C$000)	As at March 31,
	2011	2010	2009	2008	2007
Plant and Equipment, Net
Canadian and US GAAP	$27	$38	$54	$20	$25
Mineral Property Interests
Canadian and US GAAP	$–	$–	$–	$–	$–
Total Assets
Canadian and US GAAP	$8,370	$4,688	$3,427	$7,984	$8,768
Total Liabilities
Canadian and US GAAP	$65	$33	$33	$225	$78
Working Capital
Canadian and US GAAP	$8,115	$4,525	$3,246	$7,700	$8,637
Share Capital
Canadian GAAP	$46,352	$36,474	$31,247	$30,747	$27,287
US GAAP	$45,482	$36,474	$31,247	$30,747	$27,287
Contributed Surplus
Canadian and US GAAP	$1,852	$1,852	$1,714	$1,470	$2,295
Accumulated Other Comprehensive Income
Canadian and US GAAP	$66	$(2)	$–	$–	$–
Accumulated Deficit
Canadian GAAP	$(39,965)	$(33,669)	$(29,568)	$(24,459)	$(20,892)
US GAAP	$(39,095)	$(33,669)	$(29,568)	$(24,459)	$(20,892)
Net Assets
Canadian and US GAAP	$8,305	$4,655	$3,393	$7,758	$8,690
Shareholders' Equity
Canadian and US GAAP	$8,305	$4,655	$3,393	$7,758	$8,690

STATEMENT OF OPERATIONS DATA
(C$000, except per share amounts)	Year Ended March 31,
	2011	2010	2009	2008	2007
Interest and other income	$(63)	$(24)	$(323)	$(385)	$(334)
General and administrative expenses	1,273	891	951	746	615

Exploration expenditures	5,039	3,195	4,619	3,067	1,033
Stock based compensation (recovery)	–	–	–	–	–
Foreign exchange (gain) loss	–	40	(219)	138	(38)
Loss on sale of equipment	–	–	–	–	2
Tax related to flow-through financing	18	–	81	–	–
Write down of accounts receivable	29	–	–	–	–
Write down of mineral property interest	–	–	–	–	98
Recovery on flow-through shares
Canadian GAAP	–	–	–	–	–
US GAAP	(870)	–	–	–	–
Net loss (income) for the year
Canadian GAAP	$6,296	$4,102	$5,109	$3,566	$1,376
US GAAP	5,426	4,102	5,109	3,566	$1,376
Other Comprehensive (Income)/Loss	$(68)	$2	$–	$–	$–
Total Comprehensive Income
Canadian GAAP	$6,228	$4,104	$5,109	$3,566	$1,376
US GAAP	5,358	4,104	5,109	3,566	1,376
Basic and diluted net income (loss) per share	$(0.07)	$(0.05)	$(0.07)	$(0.06)	$(0.03)
Weighted average number of common shares outstanding	89,132,492	75,376,733	68,465,500	63,434,763	54,557,473

Reconciliation to US GAAP

As indicated above, note 14 of the audited annual financial statements included in this Annual Report provides descriptions of the material differences between Canadian GAAP and US GAAP for the fiscal years ended March 31, 2011, 2010, and 2009.

Currency and Exchange Rates

On September 23, 2011, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.0282. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31
	(Canadian Dollar per U.S. Dollar)
	2011	2010	2009	2008	2007
End of Period	$0.9718	$1.0156	$1.2602	$1.0279	$1.1529
Average for the Period*	$1.0197	$1.1240	$1.1347	$1.0256	$1.1352
High for the Period	$1.0778	$1.2643	$1.3000	$1.1584	$1.1853
Low for the Period	$0.9686	$1.0113	$0.9844	$0.9170	$1.0990

*	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
September 2011 (until September 23, 2011)	$1.0329	$0.9752
August 2011	$0.9910	$0.9580
July 2011	$0.9668	$0.9449
June 2011	$0.9861	$0.9643
May 2011	$0.9809	$0.9490
April 2011	$0.9691	$0.9486
March 2011	$0.9918	$0.9686

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company's financial statements have been prepared assuming the Company will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

Although at March 31, 2011 the Company had working capital of approximately $8.1 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

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

As of September 23, 2011, Amarc had approximately 5.6 million share purchase options outstanding. Amarc has a share purchase option plan which allows the management to issue options to its employees and non-employees based on the policies of the Company. If further options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

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

Offices

The head office of Amarc is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 684-8092. The Company's registered office is in care of its attorneys, McMillan LLP, 1500 Royal Centre P.O. Box 11117, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, fax (604) 685-7084.

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

Mineral Properties and Exploration Activities and Plans

Amarc is focused on mineral exploration in south-central British Columbia ("BC"). The Company's aim is the discovery and development of bulk-tonnage gold or gold-copper deposits with the potential to deliver value to the Company.

In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

Under the Newton Joint Venture Agreement, Amarc has an 80% interest in the Newton gold-copper property, located approximately 110 kilometres southwest of the City of Williams Lake, which includes extensive adjacent mineral claims. In 2011, the Company successfully completed at the Newton property a drill campaign which followed on from the 2010 discovery drilling. In addition to the Newton joint venture project, Amarc holds a 100% interest in approximately 840 square kilometers of mineral claims primarily over the Galileo project, which is located some 16 kilometres to the west of the Richfield Ventures Corp.'s Davidson-Blackwater deposit and approximately 120 kilometres southwest of Vanderhoof, British Columbia.

The Newton Joint Venture

The Newton property is located approximately 110 kilometres southwest of the City of Williams Lake, BC (see Figure 1). Wide spaced exploration core drilling by previous operators at Newton tested for porphyry-style copper mineralization which in general returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11), positioned in the easternmost part of the area drilled, intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold), 95 metres at 0.51 g/t Au, 60 meters of 0.69 g/t gold and 46 meters of 0.54 g/t gold, respectively. Holes 06-12 and 06-03 also bottomed in mineralization. Geological interpretation by Amarc suggests the presence of a bulk-tonnage gold environment.

The most intensively developed mineralization includes disseminated sulphides, and appears to be preferentially localized within pervasively altered volcaniclastic and epiclastic rock units. These host rocks are characterized by both a high permeability and wide geographic distribution – a permissive environment for bulk-tonnage style mineralization.

An initial 14-hole diamond drill program completed by Amarc in early 2010 returned broad continuous intervals of bulk-tonnage style gold and silver mineralization. Significant assay results from this discovery drilling program are tabulated below.

NEWTON PROJECT
ASSAY RESULTS FROM THE 14-HOLE, 2010 DISCOVERY DRILL PROGRAM

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
9001		3.0	39.0	36.0	118	0.60	0.9	0.62
		228.0	297.0	69.0	226	1.41	10.9	1.59
	incl.	233.1	234.0	0.9	3	11.19	22.2	11.56
	incl.	252.8	297.0	44.2	145	1.74	15.9	2.00
		441.0	477.0	36.0	118	0.34	0.6	0.35
9002		222.0	255.2	33.2	109	0.96	2.8	1.01
	incl.	234.0	252.0	18.0	59	1.10	3.3	1.15
9003		3.0	224.5	221.5	727	0.60	5.6	0.69
	incl.	18.0	39.0	21.0	69	0.71	2.3	0.75
	incl.	96.0	224.5	128.5	421	0.84	8.9	0.99
	And	156.0	198.0	42.0	138	1.25	16.8	1.53
9004		6.0	195.0	189.0	620	1.56	7.9	1.69
	incl.	54.0	195.0	141.0	463	2.01	10.0	2.17
	And	96.0	195.0	99.0	325	2.76	12.2	2.96
	And	126.0	195.0	69.0	226	3.79	9.1	3.94
	And	129.0	132.0	3.0	10	13.47	14.4	13.71
	And	168.9	195.0	26.1	86	5.54	12.5	5.75
9005		12.0	27.0	15.0	49	0.32	1.4	0.34

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
		41.0	54.0	13.0	43	0.44	4.4	0.51
		76.0	163.2	87.2	286	0.50	7.1	0.62
	incl.	88.0	89.0	1.0	3	16.56	221.6	20.25
		279.0	303.0	24.0	79	0.34	0.8	0.35
9006		9.0	306.5	297.5	976	0.26	2.3	0.29
	incl.	78.0	192.2	114.2	375	0.32	3.7	0.38
	incl.	264.0	306.5	42.5	139	0.43	0.6	0.43
9007		48.0	252.0	204.0	669	0.33	4.5	0.41
	incl.	48.0	66.0	18.0	59	0.49	1.9	0.52
	incl.	135.0	216.0	81.0	266	0.46	8.0	0.59
	And	183.0	216.0	33.0	108	0.62	13.4	0.84
9008		18.0	42.0	24.0	79	0.44	6.4	0.55
		123.7	129.0	5.3	17	0.44	8.0	0.58
9009		15.0	147.9	132.9	436	0.25	5.9	0.35
	incl.	66.0	114.0	48.0	158	0.36	6.3	0.47
9010		35.4	189.0	153.6	504	0.29	3.0	0.34
	incl.	35.4	69.0	33.6	110	0.52	3.2	0.58
9011		83.4	207.0	123.6	406	0.44	2.3	0.47
	incl.	149.0	207.0	58.0	190	0.60	2.4	0.64
	And	186.0	207.0	21.0	69	1.13	2.9	1.18
9012		No reportable intercepts
9013		No reportable intercepts
9014		72.0	210.0	138.0	453	0.74	4.2	0.81
	incl.	147.0	210.0	63.0	207	1.17	6.8	1.28
	And	168.0	207.0	39.0	128	1.45	6.5	1.56
	And	204.0	207.0	3.0	10	11.70	50.8	12.55

1. Gold equivalent calculations use metal prices of Au US$900/oz and Ag US$15/oz
Metallurgical recoveries and net smelter returns are assumed to be 100%.
AuEQ = (Au g/t) + (Ag g/t x 0.482/28.94).

Surface exploration programs also completed in 2010 included induced polarization ("IP") geophysics and soil sampling surveys, together with geological mapping. This work defined a significant bulk-tonnage gold target extending over an area of approximately eight square kilometres. The approximately 200 metre by 200 metre area drill-tested by the Phase 1 drill program is located in the southeastern sector of the extensive anomaly.

A 28-hole core drilling program completed in the first quarter of 2011 executed a series of widely spaced, exploration-style drill holes to test the extensive mineralized system and the discovery drill zone. Significant assay results from this drilling campaign are tabulated below.

NEWTON PROJECT
ASSAY RESULTS FROM THE 28-HOLE, 2011 DRILL PROGRAM

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
10015		95.0	134.0	39.0	128	0.35	3.1	0.41
		194.0	230.0	36.0	118	0.43	4.7	0.51
10016		141.0	249.0	108.0	354	0.37	1.5	0.40
	incl.	231.0	249.0	18.0	59	0.57	1.8	0.60
10017		75.0	215.0	140.0	459	0.35	2.3	0.39
	incl.	138.0	168.0	30.0	98	0.52	3.4	0.58
		307.3	311.5	4.3	14	1.13	4.6	1.21
10018		54.0	60.0	6.0	20	0.47	0.8	0.49
		141.0	150.0	9.0	30	0.45	2.6	0.49
10019		321.2	393.0	71.8	236	0.49	1.9	0.52

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
10020		18.0	156.0	138.0	453	0.46	4.1	0.53
	incl.	63.0	98.7	35.7	117	0.58	2.3	0.62
	incl.	116.8	156.0	39.3	129	0.79	10.5	0.97
	and	116.8	132.0	15.3	50	1.55	5.9	1.65
		294.0	297.0	3.0	10	6.58	1.0	6.59
10021	No reportable intercepts
10022	No reportable intercepts
10023		30.0	39.0	9.0	30	0.46	2.0	0.49
		249.0	288.0	39.0	128	1.21	2.0	1.24
	incl.	249.0	273.0	24.0	79	1.81	1.6	1.84
	and	267.0	273.0	6.0	20	5.15	2.6	5.19
10024	No reportable intercepts
10025	No reportable intercepts
10026		185.0	221.0	36.0	118	0.41	2.7	0.45
10027		75.0	78.0	3.0	10	2.31	0.2	2.31
		102.0	135.0	33.0	108	0.34	6.2	0.44
10028		26.0	65.0	39.0	128	0.14	0.5	0.15
10029		15.0	240.0	225.0	738	0.31	1.0	0.33
	incl.	153.0	189.0	36.0	118	0.80	1.3	0.82
	and	162.0	174.0	12.0	39	1.77	1.2	1.79
10030		18.0	42.0	24.0	79	0.83	0.9	0.85
10031		171.0	183.0	12.0	39	0.89	2.3	0.92
		207.0	210.0	3.0	10	1.11	2.9	1.16
11032	No reportable intercepts
11033		159.0	183.0	24.0	79	0.37	1.3	0.39
11034		9.1	33.0	23.9	78	0.34	3.0	0.39
11036		10.0	31.0	21.0	69	0.25	1.3	0.27
11037	No reportable intercepts
11038	No reportable intercepts
11039	No reportable intercepts
11040		15.4	171.0	155.6	511	0.58	2.9	0.63
	incl.	15.4	42.0	26.6	87	1.12	4.2	1.19
	incl.	69.0	108.0	39.0	128	0.71	3.6	0.77
11041		133.0	136.0	3.0	10	2.29	0.2	2.29
11042	No reportable intercepts
11043	No reportable intercepts

1. Gold equivalent calculations use metal prices of Au US$900/oz and Ag US$15/oz
Metallurgical recoveries and net smelter returns are assumed to be 100%.
AuEQ = (Au g/t) + (Ag g/t x 0.482/28.94).
2. Drill Hole Dips -90 Degrees
3. Drill Hole 11035 lost, redrilled as hole 11037

Highlights from the 2011 drilling include important intercepts in hole 11040 which established that the discovery zone potentially extends eastward under shallow cover and remains open to the east.

Follow-up diamond drilling, focused primarily on the open region to the east of Hole 11040, is planned in 2011 to continue to test and delineate gold mineralization within the Newton bulk-tonnage gold target.

Also included in the Newton Joint Venture Agreement are extensive mineral claims extending south of the discovery area. Public domain information indicates that the region has favorable geology and geochemistry for porphyry gold-copper deposits and possibly Newton-style gold deposits.

Amarc completed in 2010 a 7,000 line-kilometre ZTEM (Z-axis Tipper Electromagnetic system) airborne geophysical survey over the Newton region. The ZTEM technology is an innovative airborne electromagnetic system that provides unparalleled resolution and depth of investigation and can detect conductors more than one kilometre below surface. High-sensitivity magnetometry data is collected concurrently.

Initial field evaluations in 2010, including prospecting, soil geochemical sampling and IP geophysical surveys, were completed on selected targets. These field surveys defined three significant copper-molybdenum multi-element geochemical and coincident IP geophysical anomalies that are to be drill tested in 2011. In addition, several new targets have been defined which will be further assessed through ground investigations.

Newton Joint Venture Agreement

In August 2009, Amarc entered into an Option and Joint Venture Agreement (the "Newton Agreement") with Newton Gold Corp. ("NGC", formerly named High Ridge Resources Inc) with respect to the Newton property. Amarc has earned into an 80% interest in the Newton property within an accelerated timeframe, by making a $60,000 cash payment, issuing 100,000 Amarc shares to the underlying owners and funding $4.9 million in exploration expenditures, and has entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with NGC.

NGC and Amarc have also agreed to incorporate extensive adjacent mineral claims into the Newton JV Agreement, resulting in a project area totaling 284 mineral claims. The Newton Joint Venture has a 100% undivided interest in all claims held under the Newton JV Agreement. Amarc will continue to be the operator of the property as manager under the Newton JV Agreement.

The claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty, which may be purchased for $2 million. Advance annual royalty payments of $25,000 are required starting in 2011.

The Galileo and Hubble Properties

Amarc owns 100% of the Galileo and Hubble properties, which are located within the Blackwater-Davidson district 120 kilometres southwest of Vanderhoof, BC. In 2011, the Company completed a 4,400 line kilometre helicopter-borne, magnetic and electromagnetic geophysical survey. Twelve deposit-scale targets have been identified and follow-up in the field by Induced Polarization (IP) ground geophysical surveys is underway.

The Galileo property is located approximately 16 kilometres to the west of the Richfield Ventures Corp.'s Davidson-Blackwater deposit (Indicated Resource of 53.5 million tonnes at 1.06 g/t gold and 5.6 g/t silver, and Inferred Resource of 5.5 million tonnes at 0.96 g/t gold and 4.0 g/t silver). It is also 13 kilometres south of the Capoose deposit (Indicated Resource of 31.2 million tonnes at 0.38 g/t gold and 25.5 g/t silver and Inferred Resource of 37.3 million tonnes at 0.37 g/t gold and 24.6 g/t silver) and just three kilometres west of the 3T's vein gold deposit (best intercepts include 34 metres at 1.19 g/t gold and 101.2 g/t silver) both of which are held by Silver Quest Resources Ltd. (see Amarc news release dated May 31, 2011).

Both Newton and Galileo are located proximal to the City of Williams Lake, a full service regional center which is approximately 250 kilometres northeast of Vancouver. The region is characterized by low-lying and gently rolling hills. It is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315% copper and 0.008% molybdenum, Taseko Mines Limited) that has been in operation, with some years of historic shutdowns, since 1973, and the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading 0.34% copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corp.) that commenced production in 2008, as well as late-stage development projects – notably the Prosperity gold-copper project (Proven and Probable Reserves of 831 million tonnes grading 0.43 g/t gold and 0.22% copper, Taseko Mines Limited).

The Tulox Property Agreement

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometres acquired over the period of 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.) with respect to the Tulox property. Effective July 7, 2011, Tulox assigned this agreement to Newlox Gold Ventures Corp. ("Newlox") as part of a corporate reorganization, and Newlox has entered into an amended option agreement with Amarc (the "Option Agreement"). Under this Option Agreement, Newlox can acquire a 100% interest in the Tulox property by spending $2,000,000 on the Tulox Property and issuing 2,350,000 common shares in its capital to Amarc, in tranches ending August 2013.

Tulox has made a $10,000 cash payment and issued 525,000 common shares to date under the April 2009 option agreement. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-time Back-In Right to obtain 60% interest in the Tulox property by completing an additional $10 million in exploration expenditures on the Property. The Tulox property is subject to a 3% net smelter returns royalty payable to Amarc, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

C.	ORGANIZATIONAL STRUCTURE

The Company has no subsidiaries.

D.	PROPERTY, PLANT AND EQUIPMENT

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

Figure 1. Location of Amarc's Newton project.

Table 1: Claim Information for Amarc’s BC Properties

Program	Claim Numbers										Size (km2)

Newton	208327,	414743,	507905,	507914,	511965,	511967,	514976,	514979,	514981,	606674,	1,290
Joint	606675,	606676,	606677,	606678,	606679,	606680,	606681,	606682,	606683,	606684,
Venture	606685,	606686,	606687,	606688,	606689,	606690,	606691,	606692,	606693,	606694,
	606695,	606696,	606697,	606698,	606699,	606700,	606701,	606702,	606703,	606704,
	606705,	606706,	606707,	606708,	606709,	606710,	606711,	606712,	606713,	606714,
	606715,	606716,	606717,	615743,	615803,	615843,	615863,	616023,	681843,	681844,
	681863,	681883,	681903,	681904,	681923,	681924,	681925,	681926,	681927,	681928,
	681929,	681930,	681931,	681932,	681933,	681943,	681944,	681963,	681964,	681983,
	682003,	682004,	682024,	682025,	682043,	682044,	682063,	682065,	682089,	682094,
	682095,	682098,	682100,	682104,	682106,	682107,	682111,	682112,	682114,	682116,
	682123,	682124,	682143,	682144,	682163,	682164,	682183,	682184,	682185,	682203,
	682204,	682205,	682206,	682207,	682208,	682209,	682210,	682212,	682213,	682214,
	682223,	682225,	682226,	682227,	682228,	682229,	682230,	682232,	682233,	682234,
	682235,	682236,	682243,	682244,	682245,	682246,	682263,	682283,	682284,	682285,

	682286,	682287,	682288,	682289,	682290,	682291,	682303,	682304,	682305,	682306,
	682307,	682308,	682309,	682310,	682311,	682312,	682315,	682317,	682319,	682320,
	682323,	682324,	682327,	682328,	682329,	682330,	682332,	682334,	682335,	682336,
	682337,	682338,	682343,	682344,	682345,	682346,	682347,	682348,	682349,	682350,
	682351,	682352,	682353,	682354,	682363,	682364,	682365,	682366,	682367,	682368,
	682369,	682370,	682371,	682372,	682373,	682374,	682375,	682376,	682377,	682384,
	682404,	682406,	682407,	682408,	682414,	682417,	682423,	682424,	682426,	682428,
	682444,	682464,	682484,	682503,	682506,	682511,	682514,	682515,	682520,	682604,
	682610,	682611,	682615,	682616,	682621,	683343,	684043,	684044,	684045,	684046,
	684047,	684048,	684843,	684863,	684883,	685683,	685684,	685685,	685686,	685687,
	685703,	685704,	685705,	685706,	685707,	685708,	685709,	685723,	685724,	685743,
	685763,	685764,	685765,	685767,	685783,	685784,	685785,	685786,	685803,	742582,
	742602,	742622,	742642,	742662,	742682,	762342,	762362,	762382,	762402,	762462,
	762482,	762502,	762522,	762542,	762582,	762602,	762622,	762762,	763162,	763202,
	763222,	763242,	763262,	763282,	763302,	763322,	763342,	763362,	763382,	763402,
	763422,	763442,	763462,	763482,	763502,	763522,	763542,	763562,	763582,	763602,
	763622,	763642,	763662,	763682,	763702,	763722,	763742,	763762,	763782,	763802,
	763822,	763842,	763862,	763882,	763902,	763922,	763942,	763962,	763982,	764002,
	764022,	764042,	764062,	764082,	764102,	764122,	764142,	764162,	764182,	765302,
	765322,	765342,	765362,	765402,	765422,	765442,	765462,	765482,	765502,	765522,
	840950,	840951,	840952,	840953,	840954,	840955

Galileo	705129,	705131,	705132,	705134,	705135,	705136,	705137,	705138,	705139,	705140,	770
	705142,	705143,	705144,	705145,	705146,	705147,	705148,	705149,	705150,	705151,
	705779,	705780,	705781,	705782,	705783,	705784,	705785,	705786,	705787,	705788,
	705789,	705790,	705822,	705823,	705824,	705962,	705963,	705964,	705965,	705966,
	705967,	705968,	705969,	705970,	705971,	705972,	705973,	705974,	705975,	705976,
	705977,	705978,	705979,	705980,	705981,	705982,	705983,	705985,	705986,	705987,
	705988,	705989,	705990,	705991,	705992,	705993,	705994,	705995,	705996,	705997,
	705998,	705999,	706001,	706002,	706003,	706004,	706005,	706006,	706007,	706008,
	706009,	706010,	706012,	706013,	706014,	706015,	706016,	706017,	706018,	706019,
	706020,	706021,	706022,	706023,	706024,	706025,	706026,	706027,	706028,	706029,
	706030,	706031,	706032,	706033,	706034,	706036,	706038,	706039,	706040,	706041,
	706042,	706043,	706045,	706046,	706047,	706048,	706049,	706050,	742582,	742602,
	742622,	742642,	742662,	742682,	762342,	762362,	762382,	762402,	762462,	762482,
	762502,	762522,	762542,	762582,	762602,	762622,	762762,	763162,	763202,	763222,
	763242,	763262,	763282,	763302,	763322,	763342,	763362,	763382,	763402,	763422,
	763442,	763462,	763482,	763502,	763522,	763542,	763562,	763582,	763602,	763622,
	763642,	763662,	763682,	763702,	763722,	763742,	763762,	763782,	763802,	763822,
	763842,	763862,	763882,	763902,	763922,	763942,	763962,	763982,	764002,	764022,
	764042,	764062,	764082,	764102,	764122,	764142,	764162,	764182,	765302,	765322,
	765342,	765362,	765402,	765422,	765442,	765462,	765482,	765502,	765522

Hubble	705779,	705780,	705781,	705782,	705783,	705784,	705785,	705786,	705787,	705788,	70
	705789,	705790,	705822,	705823,	705824

Pinchi Gold	556348										1

Rapid	580114,	580119,	580181,	580182,	580314						5

Sitlika	544646,	544648,	544649,	545669,	545670,	545672,	574571,	546157,	546160,	544623,	16
	542768,	542769

Tulox	519088,	519090,	519420,	519421,	524206,	524207,	530948,	542443,	542488,	542489,	54
	542490

Others	545760,	45762,	560228,	560236,	560238,	516565					18

ITEM 4A	UNRESOLVED STAFF COMMENTS

None

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The following discussion should be read in conjunction with the audited annual financial statements for the years ended March 31, 2011, 2010 and 2009 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with Canadian generally accepted principles ("GAAP"). Refer to note 14 to the audited annual financial statements which provides a reconciliation of material measurement differences between Canadian GAAP and US GAAP and their effect on the financial statements.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 3 of the accompanying audited annual financial statements for the years ended March 31, 2011, 2010 and 2009, and a reconciliation of material measurement differences between these principles and US GAAP principles is presented in note 14.

The preparation of financial statements in accordance with Canadian GAAP requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

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

The Company has no material asset retirement obligations as the disturbance at the exploration sites as at March 31, 2011 has been minimal.

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

Year Ended March 31, 2011 ("2011") versus Year Ended March 31, 2010 ("2010")

The net loss for the year ended March 31, 2011 increased to $6,296,000 compared to a net loss of $4,102,000 for the previous year. The increase in loss was mainly due to an increase in exploration expenditures in the current year compared to the previous year.

Exploration expenses, before METC–BC, increased to $6,167,000 in the fiscal year 2011, compared to $3,447,000 in the previous year. The major exploration expenditures during the year were geological (2011 – $2,719,000; 2010 – $1,755,000), drilling (2011 – $1,256,000; 2010 – $670,000), assay and analysis (2011 – $597,000; 2010 – $252,000), site activities (2011 – $833,000; 2010 – $255,000) and property fees and assessments (2011 – $211,000; 2010 – $75,000).

Administrative costs for the year ended March 31, 2011 also increased in line with the increase in exploration activities from prior fiscal year. The major administrative costs during the year were salaries and benefits (2011 – $693,000; 2010 – $312,000), office and administration (2011 – $197,000; 2010 – $154,000), shareholder communications (2011 – $175,000; 2010 – $104,000), legal, accounting and audit (2011 – $82,000; 2010 – $36,000) and conference and travel (2011 – $77,000; 2010 – $48,000).

The increase in office and administration is mainly due to an increase in insurance expenses to $90,000 from $78,000 at the prior fiscal year and increased costs of information technology services and related maintenance expenses to $81,000 from $52,000 in the prior fiscal year.

There was no stock-based compensation expense charged to operations during the year ended March 31, 2011, compared to $138,000 for fiscal 2010, as no options were granted during 2011.

During the current year, interest income increased to $63,000 from $24,000 in the prior fiscal year, primarily due to higher average cash balances on hand.

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

The major administrative costs during the year were salaries and benefits (2010 – $312,000; 2009 – $209,000), office and administration (2010 – $154,000; 2009 – $178,000), conference and travel (2010 – $48,000; 2009 – $54,000), management and consulting (2010 – $23,000; 2009 – $58,000), and shareholder communication (2010 – $104,000; 2009 – $123,000).

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

The Company had cash and cash equivalents of $6,811,000 and working capital of $8,115,000 at March 31, 2011, compared to cash and cash equivalents of $4,310,000 and working capital of $4,525,000 at March 31, 2010.

The Company did not have any long term liabilities at March 31, 2011 or 2010 nor does it have any long term liabilities as of the date of this Annual Report.

Planned Exploration Activities

The Company plans to apply its available cash and working capital to continue exploration of the Company's mineral properties. These planned exploration activities are summarized in Item 4.B of this Annual Report. At September 23, 2011, the Company had cash of approximately $7.4 million.

The Company anticipates that its cash and working capital will be sufficient to enable it to carry out the Company's currently planned exploration activities as well as for property maintenance requirements and administrative overhead for the twelve months without obtaining additional financing.

Cash Used in Operating Activities

Cash used in operating activities was $7,375,000 in fiscal 2011, compared to $3,895,000 in fiscal 2010 and $5,181,000 in 2009. Cash used in operating activities was attributable primarily to exploration programs carried out on its British Columbia mineral properties. The Company anticipates continuing to use cash in its operating activities to carry out its exploration programs.

Cash Flows from Investing Activities

Cash used in investing activities was $1,400 in 2011, compared to cash provided by investing activities of $34,000 in 2010 and cash used in investing activities of $74,000 in 2009. Cash used in investing activities during the current year represents the purchase of equipment. Cash provided by investing activities in 2010 represents proceeds from sale of equipment. Cash used in investing activities in 2009 represents purchase of equipment.

Cash Flows from Financing Activities

Cash provided by financing activities in 2011 was $9,877,000, compared to $5,210,000 in 2010 and $500,000 in 2009. Cash provided by financing activities in 2011 represents proceeds from a brokered and non-brokered private placement of 13,889,423 of common shares by Amarc, consisting of 5,812,500 flow-through shares at a price of $0.80 per share and 8,076,923 non-flow-through shares at a price of $0.65 per share (refer to Item 5.F). Cash provided by financing activities in 2010 represents receipts from issuance of 11,000,000 common shares at a price of $0.50 per share pursuant to a private placement, comprising 4,800,000 flow-through shares and 6,200,000 non-flow-through shares. Cash provided by financing activities in 2009 represents cash received from issuance of 5,000,000 common shares at $0.10 per share pursuant to a private placement.

Requirement of Financing

Historically, Amarc's sole source of funding has been the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past three fiscal years pursuant to private placement financings. The Company's ability to obtain additional financing to fund its exploration programs is always uncertain. There can be no assurance of continued access to significant equity funding.

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

Although there has been periodic volatility in the gold market, the average annual price has increased for the past four years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices were strong in 2009, with prices ranging from US$802/oz in early January to US$1,200/oz in early December and averaging US$974/oz for the year. Gold prices remained strong in 2010, averaging US$1,227/oz for the year.

Gold prices continued to remain strong in 2011. The average price in 2011 to August 10th is US$1,477/oz.

Copper prices increased significantly between late 2003 and mid 2008, and then declined in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, and averaged US$2.34/lb for the year. Copper prices generally remained strong in 2010, and averaged US$3.42/lb for the year. The average price in 2011 to August 10th is US$4.27/lb.

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

F.	Tabular Disclosure of Contractual Obligations

As at fiscal year end March 31, 2011, the Company had no long-term debt obligations, no capital (finance) lease obligations, no operating lease obligations, no purchase obligations and no other long-term liabilities:

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

During the year ended March 31, 2011, the Company completed a private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow-through shares at a price of $0.80 per share and 8,076,923 non-flow-through shares at a price of $0.65 per share, for aggregate gross proceeds of $9,900,000. In accordance with the terms of flow-through share agreements, the Company is obligated to spend the proceeds from the flow-through shares issuance on Canadian Exploration Expenses ("CEE") by December 31, 2011. At March 31, 2011, approximately $3,150,000 remained to be spent on eligible exploration activities.

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

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	April 2011
Curis Resources Ltd.	Director	November 2010	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	February 2010
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

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

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	November 1995	April 2011
	President & CEO	January 2008	April 2011
Curis Resources Ltd.	Director	November 2010	Present
Farallon Mining Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Heatherdale Resources Ltd.	Director	November 2009	Present
	CEO and President	November 2009	September 2010
Northern Dynasty Minerals Ltd.	Director	June 1996	June 2010
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	September 2011
Taseko Mines Limited	Director	March 1994	June 2010

Barry Coughlan – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Continental Minerals Corporation	Director	May 2006	December 2006
Creso Exploration Inc.	Director	June 2010	Present
Farallon Mining Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President, CEO and Director	September 1991	February 2010
Northcliff Resources Ltd.	Director	June 2011	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd.	President and Director	June 1986	Present

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rathdowney Resources Ltd.	Director	June 2011	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director and Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Curis Resources Ltd.	Director	November 2010	Present
	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director and Chairman	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Rockwell Diamonds Inc.	Director and Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	February 2008
	Chief Financial Officer	September 1998	July 2008
Anooraq Resources Corporation	Secretary	September 1996	September 2007
	Chief Financial Officer	February 1999	June 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	February 2008

Company	Positions Held	From	To
	Secretary	November 1995	February 2008
	Chief Financial Officer	June 1998	February 2008
Detour Gold Corporation	Chief Financial Officer and Secretary	July 2006	December 2007
Farallon Mining Ltd.	Director	August 1994	February 2008
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	July 2008
	Secretary	June 1996	July 2008
	Chief Financial Officer	June 1998	July 2008
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	February 2008
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	April 2007
Red Eagle Mining Corporation	Director	June 2011	Present
Slater Mining Limited	Director	June 2008	Present
Taseko Mines Limited	Director	February 1994	July 2008
	Secretary	February 1994	June 2008
	Chief Financial Officer	November 1998	June 2008

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	June 2011
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	Present
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006

Company	Positions Held	From	To
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd.	Director	July 1992	December 2006

PAUL S. MANN, CA – Chief Financial Officer

Mr. Mann is a Chartered Accountant, and also holds a BASc in Mechanical Engineering from the University of British Columbia. He has served as Controller at Dayton Mining Corporation, De Beers Canada Mining Inc., Crew Gold and Eldorado Gold, and has international experience in South Africa, Chile, Mexico and China. Mr. Mann has served as Corporate Controller for many of the Hunter Dickinson affiliated companies since 2001 and is currently Executive Vice President, Finance and Reporting for Hunter Dickinson Inc., where he oversees accounting, taxation, regulatory and public reporting for the group.

Mr. Mann is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	July 2008	Present
Rathdowney Resources Ltd.	Chief Financial Officer	March 2011	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	February 2008	Present

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

Dr. Nicolson joined Hunter Dickinson in 2007 as a member of the global business development team.

Dr. Nicolson was appointed Executive Vice President of Amarc in February 2008 and is responsible for management, strategic planning and new project development for Amarc Resources Ltd.

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

During the Company's financial year ended March 31, 2011, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $424,906.

Ronald W. Thiessen, President and Chief Executive Officer, Paul Mann, Chief Financial Officer and Diane Nicolson, Executive Vice President are each a "Named Executive Officers" of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2011 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Ronald Thiessen Chief Executive Officer	39,750	Nil	Nil	Nil	Nil	Nil	Nil	39,750
Paul Mann Chief Financial Officer	80,000	Nil	Nil	Nil	Nil	Nil	Nil	80,000
Diane Nicolson Executive Vice President	179,906	Nil	Nil	15,000	Nil	Nil	Nil	194,906

During the fiscal year ended March 31, 2011, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2011 is as set out below:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier (1)	15,000	Nil	Nil	Nil	Nil	Nil	15,000
David Copeland	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Barry Coughlan (1)	15,000	Nil	3,360	Nil	Nil	Nil	18,360
Scott Cousens (2)	16,250	Nil	Nil	Nil	Nil	Nil	16,250
Robert Dickinson (2)	79,000	Nil	Nil	Nil	Nil	Nil	79,000
Jeffrey Mason(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
1.	Independent directors receive an annual fee of $15,000 for their services. Mr. Mason became independent subsequent to March 31, 2011.
2.

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of time spent in respect of the Company's business.

3.

No options were granted during the year ended March 31, 2011. All options previously granted were granted pursuant to the Share Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company's Common Share price, expected dividend yield, and risk-free interest rate. The weighted average Black-Scholes grant date fair value for awards granted on April 28, 2009 was $0.48, which was 7% of the option exercise price. As at the date hereof all options have expired unexercised except for the options granted to Barry Coughlan.

C.	Board Practices

All of the Company's directors were elected at the annual general meeting of shareholders held on September 15, 2011. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the "Board").

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

Messrs. Coughlan, Carrier and Mason are independent. Messrs. Copeland, Cousens, Dickinson, and Thiessen are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

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

Composition of the Audit Committee

At September 23, 2011, the members of the audit committee are Rene Carrier, Barry Coughlan and Jeffrey Mason. All members are financially literate and all are independent.

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

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (including the British Columbia and Alberta Securities Commissions which have jurisdiction over the Company, the "CSA"), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended March 31, 2011, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

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

At March 31, 2011, Amarc had no direct employees. Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7- Major Shareholders and Related Party Transactions).

E.	Share Ownership

Security Holdings of Directors and Senior Management

As at September 23, 2011, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 22,301,870 common shares (21.71%), or 24,841,170 (21.78%) on a diluted basis.

As at September 23, 2011, the Company's directors and senior management beneficially own the following number of the Company's common shares and options:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding Common Shares
Rene G. Carrier(4)	275,000 Common shares 249,900 options (2)	0.27%
David J. Copeland	1,249,500 Common shares 249,900 options (2)	1.22%
Barry Coughlan(4)	86,000 Common shares 319,900 options (2)	0.15%
Scott D. Cousens	148,300 Common shares 249,900 options (2)	0.14%
Robert A. Dickinson	14,272,178 Common shares(3) 249,900 options (2)	13.89%
Ronald W. Thiessen	2,609,392 Common shares 249,900 options (2)	2.54%
Jeffrey R. Mason (4)	2,878,500 Common shares 249,900 options (2)	2.80%
Paul Mann	75,000 Common shares 180,000 options (2)	0.07%
Diane Nicolson	588,000 Common Shares 360,000 options (2)	0.57%
Trevor Thomas	120,000 Common Shares 180,000 options (2)	0.12%
Total	22,301,870 Common Shares 2,539,300 Options	21.78%

Notes:
1.	The information as to number of Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.
2.	Options to purchase Common Shares at $0.32 per share expiring on September 23, 2016. Mr. Coughlan holds an additional 70,000 options to purchase Common shares at $0.70 per share expiring April 28, 2012.
3.	Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.
4.	Member of the audit committee.

Share Option Plan

At September 23, 2011, 5,654,100 options were outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 4,618,790 common shares remained available for issuance pursuant to the Plan, described below.

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

The aggregate number of options granted to a Service Provider conducting Investor Relations Activities in any twelve (12) month period must not exceed two percent (2%) of the outstanding shares calculated at the date of the grant, without the prior consent of the TSX Venture;

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

As of September 23, 2011, Amarc had authorized unlimited common shares without par value, of which 102,728,896 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

As at September 23, 2011, Robert Dickinson, together with companies controlled by him, held 14,272,178 common shares of Amarc, representing 13.89% of the common shares outstanding.

As at September 23, 2011, Jeffrey Mason held 2,878,500 common shares of Amarc, representing 2.8% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of September 23, 2011, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

	Number of registered
	shareholders of record
Location	(note 1)	Number of shares	Percentage of total shares
Canada	50	98,235,128	95.63%
United States	7	2,955,306	2.88%
Other	1	1,538,462	1.49%
TOTALS	58	102,728,896	100.00%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Note 1

Amarc's securities are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 510 Burrard Street, Vancouver, Canada (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Amarc does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

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

Insider Reports under the Securities Acts of British Columbia and Alberta

Since the Company a reporting issuer under the Securities Acts of British Columbia and Alberta, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Amarc's common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.	Related Party Transactions

Except as disclosed below, Amarc has not, since April 1, 2010, and does not at this time propose to:

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

HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, and South Africa. HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's-length suppliers. During the fiscal year ended March 31, 2011, Amarc paid approximately $2.8 million (2010 – $1.5 million; 2009 – $2.6 million), to HDSI for services pursuant to the management and administrative services agreement. Advances pursuant to this agreement were non-interest bearing and due on demand.

Management / Insiders

During the year ended March 31, 2011, the Company completed a private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow-through shares at a price of $0.80 per share and 8,076,923 non-flow-through shares at a price of $0.65 per share, for aggregate gross proceeds of $9,900,000 (see Item 5.F).

The numbers of flow through shares acquired by the informed persons of the Company were as follow:

Informed Person Participation	Amount	Common Shares
Rene G. Carrier	$ 160,000	200,000
David J. Copeland	160,000	200,000
Robert Dickinson	500,000	625,000
Ronald W. Thiessen	500,000	625,000
Paul Mann	20,000	25,000

Informed Person Participation	Amount	Common Shares
Diane Nicolson	20,000	25,000
Trevor Thomas	30,000	37,500
Total	$ 1,390,000	1,737,500

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

Item 17 of this Form 20-F contains Amarc's audited annual financial statements as at March 31, 2011 and 2010 and for each of the years ended March 31, 2011, 2010 and 2009.

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

There have been no significant changes to the accompanying financial statements since March 31, 2011, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets

Amarc's common shares have been listed in Canada on the TSX Venture (and its predecessors) since August 1995, under the symbol AHR.

The Company's common shares have been traded in the U.S. on OTC Bulletin Board since June 2004, under the symbol AXREF.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture Exchange and on the OTC Bulletin Board.

	TSX Venture Exchange		OTCBB
Fiscal Year
Ended	High	Low	High	Low
March 31,	(Cdn$)	(Cdn$)	(US$)	(US$)
2011	0.77	0.36	0.73	0.30
2010	0.72	0.16	0.75	0.12
2009	0.77	0.07	0.76	0.05
2008	0.78	0.45	0.76	0.40
2007	0.60	0.30	0.51	0.20

	TSX Venture Exchange		OTCBB

	High	Low	High	Low
Fiscal Quarter	(Cdn$)	(Cdn$)	(US$)	(US$)
Q4, 2011	0.70	0.36	0.72	0.36
Q3, 2011	0.77	0.54	0.73	0.53
Q2, 2011	0.65	0.36	0.62	0.34
Q1, 2011	0.55	0.40	0.58	0.30
Q4, 2010	0.72	0.47	0.70	0.47
Q3, 2010	0.68	0.23	0.75	0.23
Q2, 2010	0.27	0.17	0.24	0.14
Q1, 2010	0.25	0.16	0.24	0.12

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Month	(Cdn$)	(Cdn$)	(US$)	(US$)
September 2011 (to September 23, 2011)	0.38	0.29	0.38	0.29
August 2011	0.33	0.29	0.33	0.29
July 2011	0.33	0.29	0.34	0.30
June 2011	0.39	0.30	0.38	0.32
May 2011	0.38	0.30	0.40	0.32
April 2011	0.41	0.35	0.42	0.35

B.	Plan of Distribution

Not applicable.

C.	Markets

The shares of Amarc traded in Canada on the TSX Venture (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since August 1995 under the trading symbol AHR. Amarc's shares have traded on the OTC-BB under the symbol AXREF, since June 2004.

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

On September 15, 2010, the shareholders of the Company approved an amendment to the Articles that enabled the Company to use uncertificated electronic shares and to use an electronic record keeping system.

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

C.	Material Contracts

Amarc's only material contract as of September 23, 2011 is:

(a)	Corporate Services Agreement between Amarc and Hunter Dickinson Services Inc. dated July 2, 2010. See Item 7B and Exhibit 4.1.

Other agreements are in the normal course of business.

D.	Exchange Controls

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Registrant on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. The Registrant does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Registrant’s relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Registrant was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Registrant. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Registrant was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2001 exceeds Cdn$192 million. A non-Canadian would acquire control of the Registrant for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes the Registrant will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

an acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)

an acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of the Common Shares, remained unchanged.

E.	Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Amarc for a shareholder of Amarc who is, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”), not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Amarc as capital property on an arm’s length basis. This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada and if the shareholder’s holding in Amarc is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. Amarc is responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Amarc had increased by reason of the payment of such dividend. Amarc will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on Amarc’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities, the relationship of the debt holder to Amarc and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of Amarc is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. 50% of the capital gains net of capital losses are included in income for Canadian income tax purposes. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of Amarc will constitute taxable Canadian property of a non-resident shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Amarc belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

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

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Amarc who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or any political subdivision thereof which has elected to be treated as a corporation for United States income tax purposes (under Treasury Regulation section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and for the purpose of this summary, the term U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Amarc. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

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

Under current Treasury Regulations, dividends paid on Amarc common shares, if any, generally may not be subject to information reporting and generally may not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Amarc common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to a U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Disposition of Common Shares of Amarc

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Amarc equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's adjusted basis in the common shares of Amarc. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Amarc will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Amarc qualifies as a PFIC for the fiscal year ending March 31, 2011, or in future fiscal years, each U.S. Holder of Amarc is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

If Amarc is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Amarc common shares, then Amarc will continue to be treated as a PFIC with respect to that U.S. Holder’s Amarc common shares, even if it no longer qualifies as a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Amarc common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Amarc common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year as ordinary income for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Amarc as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Amarc included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Amarc will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Amarc common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisor regarding the manner of making a mark-to-market election. No view is expressed regarding whether common shares of Amarc are marketable for these purposes or whether the election will be available.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Amarc is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Amarc ("United States Shareholder"), Amarc could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, regardless of whether it has been distributed, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Amarc which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Amarc attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Amarc does not believe that it currently qualifies as a CFC. However, there can be no assurance that Amarc will not be considered a CFC for the current or any future taxable year.

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

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of March 31, 2011, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

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

The members of the audit committee are Rene Carrier, Barry Coughlan and Jeffrey Mason. The board of directors has determined that Mr. Carrier qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Carrier is independent, as the term is defined in section 803 of the NYSE Amex Company Guide.

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

The Company's Code of Ethics was filed as Exhibit 11.1 of the Company's Form 20-F filed on October 7, 2008. The Company's Code of Ethics can be viewed at the Company's website The Company will also provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: 15th floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department.

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

Services:	Year ended March 31, 2011	Year ended March 31, 2010
Audit Fees(1)	$25,000	$21,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	$25,000	$21,000

Notes:
(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended March 31, 2011.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2011, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the balance sheets as at March 31, 2011 and 2010, and the statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years ended March 31, 2011, 2010 and 2009;

(2)	Balance sheets as at March 31, 2011, and 2010;

(3)	Statements of operations and comprehensive loss for each of the years ended March 31, 2011, 2010 and 2009;

(4)	Statements of shareholders' equity for each of the years ended March 31, 2011, 2010 and 2009;

(5)	Statements of cash flows for each of the years ended March 31, 2011, 2010 and 2009; and

(6)	Notes to the financial statements mentioned above.

ITEM 18	FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit
Number	Description of Exhibit

1.2	Articles of Amarc Resources Ltd., as amended(1)

4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004(2)

11.1	Code of Ethics(2)

4.5	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008(2)

(1)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.

(2)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1

Balance sheets as at March 31, 2011 and 2010; statements of operations and comprehensive loss, shareholders' equity and cash flows, and notes thereto, for the years ended March 31, 2011, 2010, and 2009, together with the Report of Independent Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Paul Mann

PAUL MANN, CA
Chief Financial Officer

DATED: September 23, 2011