Form 20-F
period 2012-03-31
AMARC RESOURCES LTD
filed 2012-07-31
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

Common shares with no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

138,574,061 common shares as of March 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  [ ] Yes[ x ] No

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

[    ] Yes       [    ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ x ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [    ]        Item 18 [    ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[    ] Yes         [ x ] No

T A B L E  O F  C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to "we", "Amarc" or the "Company" refer to Amarc Resources Ltd.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of July 24, 2012 and all information included in this document should only be considered correct as of such date.

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

STATUS AS AN EMERGING GROWTH COMPANY

Recently the United States Congress passed the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), which provides for certain exemptions from various reporting requirements applicable to public companies that are reporting companies but not "emerging growth companies." The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of the Company's fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b–2. Therefore, the Company expects to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, the Company will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis). Additionally, the Company has irrevocably elected to comply with new or revised accounting standards even though it is an emerging growth company.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following tables summarize selected financial data for Amarc extracted from the Company's audited financial statements for the fiscal years ended March 31, 2012 and 2011. The data should be read in conjunction with our audited financial statements for the fiscal years ended March 31, 2012 and 2011 included in Item 18 in this annual report.

The following table is derived from the financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards ("IFRS") and International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting for the fiscal years ended March 31, 2012 and 2011. This is the Company's first set of annual financial statements prepared in accordance with IFRS.

The following selected financial data is presented in thousands of Canadian dollars.

STATEMENT OF FINANCIAL POSITION DATA

(C$000)
	2012	2011
Plant and Equipment, Net	$1	$27
Mineral Property Interests	–	–
Total Assets	18,176	9,550
Total Liabilities	961	660
Working Capital	16,224	7,520
Share Capital	58,741	45,482
Reserve	4,558	1,918
Accumulated Deficit	(46,083)	(38,510)
Net Assets	17,216	8,890
Shareholders' Equity	17,216	8,890

STATEMENT OF COMPREHENSIVE LOSS DATA

(C$000, except per share amounts)
	2012	2011
Interest and other income	$(83)	$(63)
General and administrative expenses	1,752	1,273
Exploration expenditures	6,578	5,484
Share-based payments	800	–
Other	(65)	47
Gain on sale of mineral property	(679)	–
Flow-through shares premium	(730)	(275)
Net loss (income) for the year	7,573	6,466
Other Comprehensive (Income)/Loss	$(15)	$(68)
Total Comprehensive (Income)/Loss	7,558	6,398
Basic and diluted net income (loss) per share	$(0.07)	$(0.07)
Weighted average number of common shares outstanding	102,759,226	89,132,492

Pursuant to SEC Release No. 33-8567 "First-Time Application of International Financial Reporting Standards", the Company is only required to include selected financial data prepared in compliance with IFRS extracted or derived from the consolidated financial statements for the years ended March 31, 2012 and 2011 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards without Reconciliation to U.S. GAAP", the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Currency and Exchange Rates

On July 24, 2012, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.0208. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31
	(Canadian Dollar per U.S. Dollar)
	2012	2011	2010	2009	2008
End of Period	$0.9991	$0.9718	$1.0156	$1.2602	$1.0279
Average for the Period*	$0.9930	$1.0197	$1.1240	$1.1347	$1.0256
High for the Period	$1.0604	$1.0778	$1.2643	$1.3000	$1.1584
Low for the Period	$0.9449	$0.9686	$1.0113	$0.9844	$0.9170

*	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2012 (Until July 24, 2012)	$1.0251	$1.0066
June 2012	$1.0418	$1.0178
May 2012	$1.0349	$0.9839
April 2012	$1.0039	$0.9807
March 2012	$1.0015	$0.9849

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company may be subject to land claims by aboriginal groups. Some of our properties are located near First Nations communities, and the exploration and development of these properties may be subject to aboriginal rights and title, and opposition by First Nations communities.

If it is determined that First Nations have aboriginal rights in the area the Company would enter into consultation with them and potentially, agreements generally referred to as Impact Benefits Agreements would be negotiated.

We may be required to enter into other agreements with such First Nations in order to explore or develop our properties, which could reduce the expected earnings from future production, if any.

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

Although at March 31, 2012 the Company had working capital of approximately $16.2 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

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

The Company may be dependent on joint venture partners for the development of certain of the Company's properties.

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

As of July 24, 2012, Amarc had approximately 5.6 million share purchase options outstanding. Amarc has a share purchase option plan which allows the management to issue options to its employees and non-employees based on the policies of the Company. If further options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

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

Mineral Properties and Exploration Activities and Plans

Amarc is focused on mineral exploration at its 100% owned Newton, Galileo, Franklin, Darwin and Hubble properties, which are located within a new gold belt in south-central British Columbia ("BC"). The Newton and Galileo properties are located 175 kilometers south and 16 kilometers west, respectively, of New Gold Inc.'s Blackwater gold deposit (see Figure 1).

The gold mineralization at Newton is similar in age and geological characteristics to the mineralization at Blackwater. The Company recently completed approximately 16,000 meters of delineation drilling in 45 diamond drill holes at Newton. A mineral resource estimate in compliance with National Instrument 43-101 is underway.

At Galileo, field evaluation of five sulphide mineralized systems identified by Induced Polarization ("IP") field geophysical surveys in 2011 has commenced in order to prioritize the targets for drill testing.

The Company has assembled a capable and experienced mineral exploration team to achieve its objective of discovering and developing BC's next major gold (± copper) mine.

The Newton Property

The Newton property is located approximately 110 kilometers southwest of the City of Williams Lake, BC (see Figure 1). Wide spaced exploration core drilling by previous operators at Newton tested for porphyry-style copper mineralization which, in general, returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11) positioned in the easternmost part of the area drilled intercepted 105 meters of 1.15 g/t gold (including 41 meters at 2.49 g/t gold), 95 meters at 0.51 g/t Au, 60 meters of 0.69 g/t gold and 46 meters of 0.54 g/t gold, respectively. Holes 06-12 and 06-03 also bottomed in mineralization. Geological interpretation by Amarc suggested that the property held potential for a bulk-tonnage gold deposit.

By early 2011 Amarc had completed 42 very wide spaced diamond drill holes within a major sulphide mineralized system, as indicated by an extensive chargeability IP anomaly, which extends over an area of approximately eight square kilometers. Several of the drill holes located in the southeastern sector of this extensive mineralized system intercepted broad continuous intervals of bulk-tonnage style gold and silver mineralization. Significant assay results from the discovery drill program include hole 9001 (69 meters at 1.41 g/t gold), hole 9003 (129 meters at 0.84 g/t gold), hole 9004 (189 meters at 1.56 g/t gold including 141 meters at 2.01 g/t gold), and hole 9014 (138 meters at 0.74 g/t gold) (see the MD&A in respect of June 30, 2011 for tabulated assay results for the 14-hole, 2010 discovery drill program). It was also established that the discovery zone had the potential to extend eastward under shallow cover from hole 11040 which intercepted 156 meters at 0.58 g/t gold including 27 meters at 1.12 g/t gold from surface (see the MD&A in respect of June 30, 2011 for tabulated assay results for the 28-hole, 2011 drill program).

Drilling designed to delineate the grade and continuity of gold mineralization extending under shallow cover from Amarc's discovery zone commenced in late September 2012. To date 16,000 meters of drilling in 45 diamond holes have been completed (holes 11044 to 12088). Total drilling of the Newton deposit is now approximately 23,300 meters in 72 holes. Results from the delineation drilling are summarized in the Table of Assay Results below.

Drilling activities on the project have now been placed on standby, so that all assay results and information from on-going geological studies can be compiled and a resource estimate for the Newton deposit completed.

Permits for an extensive IP ground geophysical survey and additional drilling have been received. Two crews have been mobilized to the Newton site and IP geophysical surveys are underway around the Newton discovery to test for additional mineralized zones.

NEWTON PROJECT
ASSAY RESULTS FROM THE 2011 - 2012 DELINEATION DRILL PROGRAM

Drill Hole ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
11044		56.4	350.0	293.6	0.61	2.3	0.65
11044	incl.	56.4	204.0	147.6	0.73	3.1	0.79
11044	and	56.4	92.0	35.6	1.43	6.0	1.53
11044	incl.	272.0	338.0	66.0	0.84	1.8	0.87
11044	and	272.0	317.0	45.0	1.02	2.0	1.05
11045		16.3	178.0	161.7	1.05	3.6	1.11
11045	incl.	52.0	178.0	126.0	1.24	4.1	1.31
11045	and	79.0	157.0	78.0	1.71	5.1	1.80
11045	and	79.0	115.0	36.0	2.51	8.7	2.65
11045	and	85.0	88.0	3.0	12.50	18.5	12.81
11046		68.0	83.0	15.0	0.23	1.7	0.26

Drill Hole ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
11047		17.0	50.0	33.1	0.54	3.1	0.59
11048		34.0	175.0	141.0	0.65	1.7	0.68
11048	incl.	34.0	49.0	15.0	0.80	4.1	0.86
11048	incl.	73.0	109.0	36.0	1.23	2.2	1.26
11048		277.0	337.0	60.0	0.60	2.1	0.63
11049		23.5	144.0	120.5	0.86	2.2	0.90
11049	incl.	23.5	84.0	60.5	1.21	2.3	1.24
11049		213.0	342.0	129.0	0.71	3.4	0.76
11049	incl.	228.0	261.0	33.0	1.00	5.2	1.08
11049	incl.	297.0	315.0	18.0	1.40	2.3	1.43
11050	No reportable intercepts
11051		81.0	129.0	48.0	0.77	3.7	0.84
11051	incl.	81.0	102.0	21.0	0.96	5.5	1.05
11051		315.0	408.0	93.0	0.76	1.8	0.79
11051	incl.	366.0	408.0	42.0	1.21	0.8	1.22
11051a	No reportable intercepts
11052		48.0	456.0	408.0	0.60	2.6	0.64
11052	incl.	48.0	207.0	159.0	0.84	3.1	0.89
11052	and	99.0	207.0	108.0	1.00	3.6	1.06
11052	and	138.0	207.0	69.0	1.23	4.7	1.31
11052	and	168.0	171.0	3.0	7.70	3.6	7.76
11052	incl.	318.0	456.0	138.0	0.60	2.8	0.65
11052	and	378.0	456.0	78.0	0.73	2.8	0.78
11052	and	378.0	426.0	48.0	0.93	3.8	0.99
11053		79.0	94.0	15.0	0.47	1.9	0.50
11053		166.0	187.0	21.0	0.65	1.4	0.67
11053		235.0	271.0	36.0	0.87	1.5	0.90
11053	incl.	235.0	238.0	3.0	3.58	1.4	3.60
11053	and	256.0	259.0	3.0	4.89	3.5	4.95
11053		445.0	475.0	30.0	0.64	1.0	0.66
11054		43.0	442.0	399.0	0.50	2.4	0.54
11055		30.1	151.0	120.9	0.70	2.4	0.74
11055	incl.	78.0	151.0	73.0	0.86	2.0	0.90
11055		238.0	286.0	48.0	0.57	2.8	0.62
11056	No reportable intercepts
12057		68.0	134.0	66.0	0.60	3.3	0.65
12057	incl.	89.0	134.0	45.0	0.70	3.5	0.76
12057		149.0	164.0	15.0	0.63	2.0	0.67
12057		239.0	254.0	15.0	1.30	2.7	1.35
12057		269.0	305.0	36.0	0.54	0.9	0.56
12058[4]		36.0	42.0	6.0	0.47	7.8	0.60
12059	No reportable intercepts

Drill Hole ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
12060		11.6	332.9	321.3	0.55	3.0	0.60
12060	incl.	11.6	179.9	168.3	0.71	3.8	0.77
12060	and	21.0	99.0	78.0	0.93	6.2	1.03
12060	and	75.0	99.0	24.0	1.84	12.4	2.04
12060	and	147.0	177.0	30.0	0.69	1.5	0.72
12061		82.0	154.0	72.0	0.31	1.6	0.34
12061		334.0	343.0	9.0	0.48	2.3	0.52
12062		354.0	372.0	18.0	0.49	1.2	0.51
12062		390.0	435.0	45.0	0.41	1.5	0.43
12063		28.0	34.0	6.0	1.13	4.6	1.21
12063		52.0	208.0	156.0	0.40	12.7	0.61
12063	incl.	52.0	139.0	87.0	0.49	19.9	0.82
12063	and	52.0	76.0	24.0	0.71	24.1	1.11
12064		22.4	43.0	20.6	0.65	2.7	0.70
12064		76.0	91.0	15.0	0.55	6.1	0.65
12065		19.2	28.0	8.8	0.39	5.5	0.48
12065		43.0	388.0	345.0	0.43	3.6	0.49
12065	incl.	46.0	67.0	21.0	0.49	7.7	0.62
12065	incl.	97.0	112.0	15.0	0.37	17.5	0.66
12065	incl.	205.0	388.0	183.0	0.55	2.0	0.59
12065	and	244.0	328.0	84.0	0.72	2.0	0.76
12065	and	244.0	259.0	15.0	1.09	2.3	1.13
12065	and	292.0	328.0	36.0	0.82	2.5	0.86
12066	No reportable intercepts
12067		19.5	100.0	80.5	0.32	7.3	0.45
12067	incl.	19.5	55.0	35.5	0.44	6.6	0.55
12067		160.0	250.0	90.0	0.30	2.7	0.35
12068		33.0	39.0	6.0	0.47	1.8	0.50
12068		66.0	162.0	96.0	0.46	2.8	0.51
12068	incl.	126.0	162.0	36.0	0.69	4.0	0.75
12068	and	147.0	162.0	15.0	1.02	5.9	1.12
12068		246.0	252.0	6.0	0.92	2.0	0.96
12069		28.0	102.0	74.0	0.40	3.9	0.47
12069	incl.	63.0	72.0	9.0	0.76	3.8	0.82
12069	incl.	90.0	102.0	12.0	0.56	4.8	0.64
12069		279.0	306.0	27.0	0.49	2.8	0.54
12070		74.0	104.0	30.0	0.38	3.0	0.43
12070		203.0	221.0	18.0	0.35	0.8	0.36
12070		266.0	293.0	27.0	0.80	3.1	0.86
12070	incl.	278.0	293.0	15.0	1.12	4.9	1.20
12071		104.0	113.0	9.0	0.33	0.3	0.33
12071		203.0	218.0	15.0	0.40	1.9	0.43

Drill Hole ID	Incl.	From (m)	To (m)	Int.³ (m)	Au (g/t)	Ag (g/t)	AuEQ¹ (g/t)
12072	No reportable intercepts
12073		115.0	124.0	9.0	0.37	0.8	0.38
12074		37.0	46.0	9.0	0.40	2.0	0.43
12075	No reportable intercepts
12076		288.0	459.0	171.0	0.69	2.1	0.73
12076	incl.	321.0	447.0	126.0	0.82	2.2	0.86
12076	and	321.0	342.0	21.0	0.96	4.6	1.04
12076	and	384.0	447.0	63.0	1.07	1.5	1.09
12077		94.0	106.0	12.0	0.33	0.8	0.35
12078	No reportable intercepts
12079		20.2	173.0	152.8	0.70	4.7	0.78
12079	incl.	23.0	53.0	30.0	1.08	9.8	1.24
12079	incl.	116.0	173.0	57.0	0.78	3.8	0.84
12080	No reportable intercepts
12081		130.0	139.0	9.0	0.53	1.2	0.55
12082		38.0	242.0	204.0	0.71	3.1	0.76
12082	incl.	56.0	98.0	42.0	0.84	4.7	0.92
12082	incl.	125.0	131.0	6.0	3.40	6.0	3.50
12082	incl.	158.0	188.0	30.0	0.85	4.2	0.92
12082	incl.	194.0	224.0	30.0	0.82	1.5	0.85
12082		305.0	314.0	9.0	0.52	3.9	0.58
12082		365.0	401.0	36.0	0.42	1.9	0.45
12083		106.0	118.0	12.0	0.66	3.6	0.72
12083		136.0	145.0	9.0	0.36	0.9	0.37
12083		160.0	205.0	45.0	0.57	2.1	0.60
12083	incl.	160.0	184.0	24.0	0.79	1.7	0.82
12083		259.0	289.0	30.0	0.57	4.5	0.64
12084		69.0	72.0	3.0	4.71	1.3	4.73
12084		90.0	99.0	9.0	1.01	8.0	1.14
12084		153.0	195.0	42.0	0.56	3.7	0.62
12084	incl.	156.0	180.0	24.0	0.70	5.0	0.78
12084		243.0	279.0	36.0	2.63	2.4	2.67
12084	incl.	249.0	252.0	3.0	21.10	1.2	21.12
12084		291.0	549.0	258.0	0.44	1.4	0.47
12084	incl.	360.0	432.0	72.0	0.58	1.1	0.60
12084	incl.	507.0	546.0	39.0	0.76	2.2	0.80
12085	No reportable intercepts
12086		14.6	23.0	8.4	0.32	1.0	0.34
12086		173.0	179.0	6.0	1.80	5.2	1.89
12086		260.0	290.0	30.0	0.38	1.0	0.39
12087	No reportable intercepts
12088	No reportable intercepts

Notes:

1.	Gold equivalent calculations use metal prices of Au US$1200/oz and Ag US$20/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

2.	All holes are vertical, except for holes 12063, 12064, 12072, 12074, 12080, 12086 and 12088

3.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.

4.	Hole lost at 112 meters when entering favored host rock.

The age and geological characteristics of the gold mineralization drilled at Newton demonstrate striking similarities to the mineralization at New Gold's Blackwater deposit located approximately 175 kilometers to the north.

The most intensively developed mineralization includes disseminated sulphides, and appears to be preferentially localized within pervasively altered felsic volcanic rock units. These host rocks are characterized by both a high permeability and wide geographic distribution – a permissive environment for bulk-tonnage style mineralization.

Included in the approximately 1,290 square kilometer Newton property are extensive mineral claims extending to the south of the discovery area. The region has favorable geology and geochemistry for porphyry gold-copper deposits and possibly Newton-style gold deposits. In 2010 and 2011, Amarc delineated a number of deposit scale targets for ground follow-up by combining in-house knowledge, public domain data and the results of a 7,000-line kilometer ZTEM survey (Z-Axis Tipper Electromagnetic System) and a high-sensitivity magnetometer airborne geophysical survey.

Field evaluations in 2010 and 2011, including prospecting, soil geochemical sampling and IP geophysical surveys, were completed on selected targets. These field surveys defined four significant IP geophysical targets for drill testing, three of which have coincident copper-molybdenum multi-element geochemical anomalies.

The Newton property is located some 100 kilometers west of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315% copper and 0.008% molybdenum, Taseko Mines Limited) that has been in operation, with some years of historic shutdowns, since 1973, and the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading 0.34% copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corp.) that commenced production in 2008, as well as late-stage development projects – notably the New Prosperity gold-copper project (Proven and Probable Reserves of 831 million tonnes grading 0.43 g/t gold and 0.22% copper, Taseko Mines Limited).

Amarc Acquires 100% of Newton

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed). All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold. In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed.

On March 1, 2012, Newton Gold ceased its pro-rata funding of the Newton Joint Venture. Consequently, expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

In May 2012, subsequent to the year end, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

The mineral claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty ("NSR"), which royalty may be purchased at any time by Amarc for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

Amarc has undertaken significant consultation with local First Nations. All parties have worked together in a diligent manner in order to develop a positive working relationship.

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the approximately 1,300 square kilometer Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometers southwest of Vanderhoof, BC.

In early 2011, the Company completed an approximately 4,400 line kilometer helicopter-borne, magnetic and electromagnetic geophysical survey over the Galileo and Hubble properties from which twelve deposit-scale targets were identified. Initial field based IP ground geophysical surveys completed over these targets identified six target areas for drill testing. Amarc crews have been recently dispatched to the field to carry out geological mapping and soil and rock geochemical sampling over the five target areas located on the Galileo property so that drill priorities can be established. Analytical results have been received from an initial diamond drill program, completed in 2012, designed to test a prioritized area within the three square kilometer IP anomaly defined on the Hubble property. A 700 meter drill program encountered broad intervals of pyrite-bearing lithologies with no economic mineralization.

In addition, the Company recently completed an additional approximately 720 line kilometers of helicopter-borne, magnetic geophysical surveying on the Franklin property and over new mineral claims which have been added to the Galileo and Hubble properties. A number of encouraging deposit scale targets were identified for field evaluation this season. Permits for IP ground geophysical surveys covering the new targets identified on Galileo have been submitted to the government. Field crews are to carry out initial reconnaissance exploration activities over select areas within the Hubble and Franklin properties.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometers from New Gold's Blackwater gold deposit (Indicated Resources of 174 million tonnes at an average grade of 0.98 g/t gold containing 5.5 million gold ounces; and Inferred Resource of 92 million tonnes at an average grade of 0.78 g/t gold containing 2.3 million gold ounces; New Gold news release March 7, 2012).

Amarc is actively working to establish a positive relationship with the local First Nations and other communities in the area of its properties.

Amarc's Blackwater district properties lie approximately 135 kilometers southwest, of the town of Vanderhoof and 176 kilometers southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

The Franklin Property

In March 2012, Amarc acquired by purchase agreement the approximately five square kilometer Franklin exploration property. The Franklin property lies 17 kilometers north of the Blackwater deposit.

Franklin Agreement

In March 2012, Amarc purchased outright 100% of the Franklin property under a Mineral Property Purchase Agreement with two unrelated individuals (the "Vendors"), in consideration of the payment by Amarc to the Vendors of $10,000 and the issuance to the Vendors of 10,000 Amarc common shares. The cash payment and the share issuance were completed in April 2012.

The Hubble East Property

In December 2011, Amarc acquired by purchase agreement the 70 square kilometer Hubble East exploration property. Hubble East is included within the 100% Amarc owned Hubble Property.

Hubble East Agreement

In December 2011, Amarc purchased 100% of the Hubble East property under a Mineral Property Purchase Agreement with two unrelated individuals (the "Vendors"), in consideration of the payment by Amarc to the Vendors of $50,000 and the issuance to the Vendors of 80,000 Amarc common shares. The cash payment and the share issuance were completed in January 2012.

The Blackwater South Property

In September 2011, Amarc acquired by option agreement the 49 square kilometer Blackwater South exploration property. The Blackwater South property which lies directly to the south of Silver Quest's 3T's vein gold deposit is included within Amarc's 100% owned Galileo Property. Permit applications for proposed exploration works have been submitted to the provincial government.

Blackwater South Agreement

In September 2011, Amarc entered into an option agreement with an unrelated individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property. Amarc can acquire its interest in the Blackwater South property by making cash payments of $35,000 and issuing 140,000 common shares over two years and expending $100,000 in exploration expenditures over a three year period. The Optionor retains an NSR of 2% which can be reduced to 1% by making a cash payment of $1 million. The remaining 1% royalty is capped at total royalty payments of $5 million.

Silver Vista Property

On July 24, 2012, the Company acquired a 100% interest in the Silver Vista property, located in west central British Columbia. Previous exploration on the Silver Vista property indicates the potential for a significant bulk tonnage silver-copper discovery. In addition Amarc staked approximately 667 square kilometers of mineral claims in the region of the Silver Vista property to cover prospective host rocks. The Company is planning to aggressively explore this new project with the objective of determining the full extent and geometry of the silver-copper mineralization.

A helicopter-borne geophysical survey was completed over the entire property in July 2012. Results are under review.

Historical exploration on the Silver Vista property defined a strong and continuous northwest-southeast trending, 1.2 kilometers long by 150 to 500 meters wide silver-in-soils anomaly, with associated copper. This anomaly remains completely open. Samples of sedimentary rock from historical trenching in the northern part of the soils anomaly returned 16.5 meters at 74 g/t silver and 0.43% copper, 10.2 meters at 38 g/t silver and 0.24% copper, and 15.0 meters at 28 g/t silver and 0.53% copper.

Fourteen shallow core holes have been drilled across a distance of some 600 meters outwards from the area of historical trenching. Nine of the 14 historical drill holes intercepted significant intervals of disseminated silver and copper mineralization hosted by sedimentary rocks, including: 36.6 meters at 32.3 g/t silver and 0.50% copper, including 3.5 meters at 163.9 g/t silver and 3.03% copper, and 45.5 meters at 45.4 g/t silver and 0.06% copper. Major portions of core from a number of these drill holes were not assayed and several holes bottomed in strong mineralization.

Amarc is reporting these historical results from the limited historical trenching and drilling only to indicate the potential and style of mineralization at the Silver Vista project. The extent and geometry of silver-copper mineralization in the trenched and drilled area or its potential extensions cannot be currently determined due to the variable orientation, length, and lack of continuous sampling of the trenches and drill holes.

Reported assay results from historical drilling are given in the Table of Historical Reported Assay Results below.

SILVER VISTA PROJECT
TABLE OF HISTORICAL REPORTED ASSAY RESULTS3

Drill Hole ID	Hole length (m)	Intervals Not Assayed (m)	From (m)	To (m)	Int. [2] (m)	Ag (g/t)	Cu (%)	Zn (%)	AgEQ [1] (g/t)	AgEQ [1] (oz/ton)
91-1	67.1		15.0	19.9	4.9	27.9	0.03	0.22	30.2	0.9
			36.6	67.1	30.5	30.0	0.18	0.19	46.0	1.3
		0.0-3.9
91-2	100.6		No reportable intercept from short portion of core assayed
		0.0-97.5
91-3	67.1		4.0	67.1	63.1	40.1	0.11	0.14	49.8	1.5
		0.0-4.0
91-4	85.3		39.6	64.1	24.5	67.3	0.09	0.16	75.1	2.2
		0.0-7.0
		15.2-39.6
		67.1-85.3
91-5	61.0		15.5	61.0	45.5	45.4	0.06	0.13	50.2	1.5
			24.4	38.7	14.3	114.0	0.15	0.20	127.1	3.7
		0.0-7.3
91-6	76.2		12.2	38.3	26.1	14.2	0.24	0.13	35.3	1.0
		0.0-7.0
		51.8-70.1
92-1	129.5		48.8	79.3	30.5	34.5	0.04	0.13	38.0	1.1
			109.8	129.5	19.7	17.8	0.11	0.10	27.1	0.8
		0.0-3.1
92-2	213.4		176.8	213.4	36.6	32.3	0.50	0.14	76.1	2.2
			192.0	195.5	3.5	163.9	3.03	0.21	431.7	12.6
		0.0-2.1
		24.4-48.8
		51.8-75.4
		79.3-176.8
92-3	86.9		No reportable intercept from short portions of core assayed
		0.0-4.6
		33.5-51.5
		51.9-86.9
92-4	80.8		No reportable intercept from short portions of core assayed
		0.0-6.1
		27.4-77.7
92-5	76.2		30.5	54.9	24.4	18.5	0.03	0.12	21.4	0.6
		0.0-3.1
		64.0-76.2
92-6	79.3		21.3	38.5	17.2	22.2	0.03	0.17	25.1	0.7
		0.0-3.1
		54.9-79.3
92-7	76.2		No reportable intercept from short portion of core assayed
		0.0-45.0
		61.0-76.2
92-8	79.3		No reportable intercept from short portion of core assayed
		0.0-9.4
		10.3-79.3

Notes

1.	Silver equivalent calculations use metal prices of Ag US$21.35/oz and Cu US$2.75/lb. Metallurgical recoveries and net smelter returns are assumed to be 100%.

2.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.

3.

The table is compiled from historical drill summaries and assay reports. Historical sample handling and quality control methods may not meet current standards. Although Amarc believes that the information provides a reasonable guide for initial exploration on the property, the Company plans to re-assess the historical drill core.

The silver and copper mineralization (reported to be native silver and chalcocite) and associated alteration at Silver Vista is subtle and at this time poorly understood. However, the Company believes that the project could have similar potential to important bulk tonnage silver deposits found around the world, such as the Montanore deposit in Montana (Measured & Indicated Resources of 82 million tonnes at 58 g/t silver and 0.75% copper and Inferred Resources 35 million tonnes at 58 g/t silver and 0.71% copper; Mines Management Inc. website), the Navidad deposit in Argentina (Measured Resources 15 million tonnes at 137 g/t silver, 1.44% lead and 0.10% copper, Indicated Resources 140 million tonnes at 126 g/t silver, 0.79% lead and 0.04% copper and Inferred Resources of 46 million tonnes at 81 g/t silver, 0.57% lead and 0.02% copper (Pan American Silver Corp. website), and the former Candalaria mine in USA (historic production of over 68 million ounces of silver and current Measured & Indicated Resources of 14 million tonnes at 100 g/t silver and Inferred Resources of 46 million tonnes at 46 g/t silver, Silver Standard Resources Inc. website).

Amarc acquired its 100% interest in the approximately 30 square kilometer Silver Vista property by making an $800,000 cash payment to the vendor, Metal Mountain Resources Inc. The mineral claims purchased are subject to an underlying 2% net smelter returns royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

Amarc also staked approximately 667 square kilometers of mineral claims in the Silver Vista region to cover prospective host rocks and anomalies.

The Silver Vista property is located approximately 55 kilometers northeast of the town of Smithers and 300 kilometers northwest of northern BC's regional hub city of Prince George. The area is characterized by gentle topography. The region is well-served by existing transportation and power infrastructure and is connected via the Canadian National Railway at Smithers to the deep water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration industry.

The Tulox Property

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometers acquired over the period from 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

The Tulox Property Agreement

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Tulox Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Tulox Property by spending $2,000,000 in exploration expenses on the Tulox Property and issuing 2,325,000 common shares in its capital to Amarc, in tranches ending December 2014.

To March 31, 2012, the Company had received $10,000 cash and 775,000 Tulox common shares under the agreements and a further 225,000 Newlox common shares under the amended option agreement. The agreement is subject to certain conditions including regulatory approval.

Under the agreement, the Company is entitled to receive a 3% net smelter returns royalty ("NSR") following the commencement of commercial production on the Property. In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

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

Figure 1. Location of the Newton, Galileo and Silver Vista Properties.

Table 1: Claim Information for Amarc's BC Properties

Program	Claim Numbers									Size (sq km)

Darwin	997244,	997246,	997248,	997249,	997522,	997523,	997525,	997528		36

Newton	208327,	414743,	507905,	507914,	511965,	511967,	514976,	514979,	514981,	1,290
	606674,	606675,	606676,	606677,	606678,	606679,	606680,	606681,	606682,
	606683,	606684,	606685,	606686,	606687,	606688,	606689,	606690,	606691,
	606692,	606693,	606694,	606695,	606696,	606697,	606698,	606699,	606700,
	606701,	606702,	606703,	606704,	606705,	606706,	606707,	606708,	606709,
	606710,	606711,	606712,	606713,	606714,	606715,	606716,	606717,	615743,
	615803,	615843,	615863,	616023,	681843,	681844,	681863,	681883,	681903,
	681904,	681923,	681924,	681925,	681926,	681927,	681928,	681929,	681930,
	681931,	681932,	681933,	681943,	681944,	681963,	681964,	681983,	682003,
	682004,	682024,	682025,	682043,	682044,	682063,	682065,	682089,	682094,
	682095,	682098,	682100,	682104,	682106,	682107,	682111,	682112,	682114,
	682116,	682123,	682124,	682143,	682144,	682163,	682164,	682183,	682184,
	682185,	682203,	682204,	682205,	682206,	682207,	682208,	682209,	682210,
	682212,	682213,	682214,	682223,	682225,	682226,	682227,	682228,	682229,
	682230,	682232,	682233,	682234,	682235,	682236,	682243,	682244,	682245,
	682246,	682263,	682283,	682284,	682285,	682286,	682287,	682288,	682289,
	682290,	682291,	682303,	682304,	682305,	682306,	682307,	682308,	682309,
	682310,	682311,	682312,	682315,	682317,	682319,	682320,	682323,	682324,
	682327,	682328,	682329,	682330,	682332,	682334,	682335,	682336,	682337,
	682338,	682343,	682344,	682345,	682346,	682347,	682348,	682349,	682350,
	682351,	682352,	682353,	682354,	682363,	682364,	682365,	682366,	682367,
	682368,	682369,	682370,	682371,	682372,	682373,	682374,	682375,	682376,
	682377,	682384,	682404,	682406,	682407,	682408,	682414,	682417,	682423,
	682424,	682426,	682428,	682444,	682464,	682484,	682503,	682506,	682511,
	682514,	682515,	682520,	682604,	682610,	682611,	682615,	682616,	682621,
	683343,	684043,	684044,	684045,	684046,	684047,	684048,	684843,	684863,
	684883,	685683,	685684,	685685,	685686,	685687,	685703,	685704,	685705,

Program	Claim Numbers									Size (sq km)
	685706,	685707,	685708,	685709,	685723,	685724,	685743,	685763,	685764,
	685765,	685767,	685783,	685784,	685785,	685786,	685803,	742582,	742602,
	742622,	742642,	742662,	742682,	762342,	762362,	762382,	762402,	762462,
	762482,	762502,	762522,	762542,	762582,	762602,	762622,	762762,	763162,
	763202,	763222,	763242,	763262,	763282,	763302,	763322,	763342,	763362,
	763382,	763402,	763422,	763442,	763462,	763482,	763502,	763522,	763542,
	763562,	763582,	763602,	763622,	763642,	763662,	763682,	763702,	763722,
	763742,	763762,	763782,	763802,	763822,	763842,	763862,	763882,	763902,
	763922,	763942,	763962,	763982,	764002,	764022,	764042,	764062,	764082,
	764102,	764122,	764142,	764162,	764182,	765302,	765322,	765342,	765362,
	765402,	765422,	765442,	765462,	765482,	765502,	765522,	840950,	840951,
	840952,	840953,	840954,	840955
Franklin	937689,	980743								3
Galileo	705129,	705131,	705132,	705134,	705135,	705136,	705137,	705138,	705139,	1139
	705140,	705142,	705143,	705144,	705145,	705146,	705147,	705148,	705149,
	705150,	705151,	705779,	705780,	705781,	705782,	705783,	705784,	705785,
	705786,	705787,	705788,	705789,	705790,	705822,	705823,	705824,	705962,
	705963,	705964,	705965,	705966,	705967,	705968,	705969,	705970,	705971,
	705972,	705973,	705974,	705975,	705976,	705977,	705978,	705979,	705980,
	705981,	705982,	705983,	705985,	705986,	705987,	705988,	705989,	705990,
	705991,	705992,	705993,	705994,	705995,	705996,	705997,	705998,	705999,
	706001,	706002,	706003,	706004,	706005,	706006,	706007,	706008,	706009,
	706010,	706012,	706013,	706014,	706015,	706016,	706017,	706018,	706019,
	706020,	706021,	706022,	706023,	706024,	706025,	706026,	706027,	706028,
	706029,	706030,	706031,	706032,	706033,	706034,	706036,	706038,	706039,
	706040,	706041,	706042,	706043,	706045,	706046,	706047,	706048,	706049,
	706050,	742582,	742602,	742622,	742642,	742662,	742682,	762342,	762362,
	762382,	762402,	762462,	762482,	762502,	762522,	762542,	762582,	762602,
	762622,	762762,	763162,	763202,	763222,	763242,	763262,	763282,	763302,
	763322,	763342,	763362,	763382,	763402,	763422,	763442,	763462,	763482,
	763502,	763522,	763542,	763562,	763582,	763602,	763622,	763642,	763662,
	763682,	763702,	763722,	763742,	763762,	763782,	763802,	763822,	763842,
	763862,	763882,	763902,	763922,	763942,	763962,	763982,	764002,	764022,
	764042,	764062,	764082,	764102,	764122,	764142,	764162,	764182,	765302,
	765322,	765342,	765362,	765402,	765422,	765442,	765462,	765482,	765502,
	765522,	924729,	979332,	979352,	979372,	979392,	979412,	979452,	979472,
	979492,	979513,	979532,	979552,	979572,	979612,	979633,	979652,	979672,
	979692,	979712,	979752,	979772,	979792,	979812,	979832,	995522,	995526,
	995562,	995525,	995523,	995582,	995524,	995606,	995603,	995605,	995602,
	995542,	995608,	995604,	995609,	995607,	995610,	992263,	992248,	1010854,
	1010860,	1010875,	1010870,	1010880,	1010866,	1010881,	1010883,	1010884,
	1010886,	1010889,	746802,	746822,	746882,	750962,	753622,	753642,	754922,
	754942,	754962,	754982,	770463,	839518,	840689,	840690,	840691,	840692
Hubble	705779,	705780,	705781,	705782,	705783,	705784,	705785,	705786,	705787,	249
	705788,	705789,	705790,	705822,	705823,	705824,	856077,	856079,	856080,
	856082,	856083,	896504,	936603,	936604,	936605,	936606,	936607,	936608,
	936609,	990647,	993663,	993664,	994802,	994807,	994812,	994816,	994820,
	994824,	994826,	994844,	994819,	994825,	994842,	994863,	994883,	994902,
	994803,	994811,	994818,	994822,	994843,	994862
Pinchi Gold	556348									1
Rapid	580114,	580119,	580181,	580182,	580314					5
Silver Vista	568283,	568284,	581291,	581292,	581293,	586385,	586388,	586512,	586514,	667
	856772,	995456,	995454,	995451,	995459,	995420,	995434,	995461,	995405,
	995413,	995439,	995427,	995445,	995450,	995458,	995446,	995444,	995455,
	995452,	995448,	995442,	995403,	995409,	995433,	995438,	995425,	995334,
	995390,	995410,	995429,	995391,	995398,	995387,	995333,	995342,	995329,
	995324,	995419,	995397,	995384,	995401,	995415,	1011491,	1011492,	1011493,
	1011494,	1011495,	995422,	995430,	995426,	995435,	995449,	995441,	995418,
	995386,	995382,	995335,	995332,	995330,	995327,	995383,	995326,	995392,
	995394,	995396,	995389,	995414,	995404,	995407,	995412,	995331,	995328,
	995325,	995408,	995400,	995411,	995406,	995402,	995416,	995424,	995432,
	995437,	995399,	995362,	995385,	995423,	995388,	995393,	995395,	995431,

Program	Claim Numbers										Size (sq km)

	995421,	995463,	995447,	995453,	995443,	995457,	995440,	995436,	995460,
	995462,	995428,	995464,	1011461,	1011465,	1011468,	1011462,	1011464,	1011466,
	1011463,	1011467,	995417,	1011344,	1011447,	1011448,	1011471

Sitlika	544646,	544648,	544649,	545669,	545670,	545672,	574571,	546157,		546160,	16
	544623,	542768,	542769

Tulox	519088,	519090,	519420,	519421,	524206,	524207,	530948,	542443,		542488,	54
	542489,	542490

Others	545760,	545762,	560228,	560236,	560238,	516565					18

ITEM 4A	UNRESOLVED STAFF COMMENTS

None

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The following discussion should be read in conjunction with the audited annual financial statements for the years ended March 31, 2012 and 2011 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"). These financial statements are the Company's first financial statements prepared in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 4 of the accompanying audited annual financial statements for the years ended March 31, 2012 and 2011.

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates, judgments and assumptions. Such estimates, judgments and assumptions may have a significant impact on the financial statements. These include:

  estimate of the accrual of Mineral Exploration Tax Credit ("METC"), estimate of the flow-through shares premium,
  inputs used in accounting for share-based payments,
  the determination of categories of financial assets and financial liabilities; and
  the carrying value and recoverability of the Company's marketable securities;

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral Exploration Tax Credit

When the Company is entitled to receive METC and other government grants, these government assistance are recognized as a cost recovery within exploration expense when there is reasonable assurance of their recovery.

Flow-through shares premium

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to resource eligible Canadian exploration and evaluation expenditures ("CEE") may be claimed by investors instead of the entity, pursuant to a defined renunciation process. Renunciation may occur:

• prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

• retrospectively (namely, the flow–through shares are issued, CEE are then incurred and renunciation occurs subsequently).

The Company finances a portion of its exploration expenditures through the issuance of flow–through shares.

Flow–through shares are recorded in share capital at the fair value of common shares on date of issue. When flow–through shares are offered, the difference between the fair value of non–flow–through common shares and the amount the investors pay for flow–through shares is recorded as deferred liability called "flow through share premium". This deferred liability is credited to profit or loss when the eligible expenditures are incurred.

Share–based payment transactions

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black–Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Equity–settled share–based payment transactions with parties other than employees are measured at the fair value of the goods or services, except where that fair value cannot be estimated reliably, in which case they are measure at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Financial assets and financial liabilities

Financial assets and financial liabilities are recognized when an entity becomes a party to the contractual provision of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Marketable securities

The Company's investments in marketable securities are classified as available-for-sale ("AFS") financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot exchange rate at the end of the reporting period. The change in fair value of AFS equity investments are recognized directly in equity.

A.	Results of Operations

Year Ended March 31, 2012 ("2012") versus Year Ended March 31, 2011 ("2011")

The Company recorded a net loss of $7,572,761 for the year ended March 31, 2012, compared to a net loss of $6,466,343 for the fiscal year 2011.

The increase in the loss for the current year compared to fiscal year 2011 was due primarily to increases in exploration expenses, administration expenses, and stock-based compensation, offset by a gain of $679,050 on the sale of a 20% interest in certain mineral claims to the Newton Joint Venture, and the recognition of $730,000 in flow-through share premium credited to operations.

Year ended March 31

	2012	2011
	($ 000's)	($ 000's)	Discussion

Exploration expenses (excluding share based payments)	6,577	5,484

The increase was due to a higher level of exploration activities.

In 2012 the Company commenced an exploration program to delineate and develop the Newton properties. In addition, the exploration activities at the Galileo and Hubble projects also increased. The increase in exploration activities was caused by an increase in geophysical, diamond drilling and site expenses compared to the previous year.

The Company earned a lower BC Mineral Exploration Tax Credit in 2012 than 2011 because much of the current year exploration program was funded by flow- through financing.

Administration expenses (excluding share based payments)	1,751	1,273	The increase in administration expenses was mainly due to the generally increased activities of the Company.

Equity settled share based payments	800	–	In the current year, the Company granted stock options to employees and directors, compared to nil last year. Stock-based compensation expense in 2012 was mainly due to the amortization of stock options. There was no stock-based compensation expense charged to operations during the fiscal year 2011.

Interest income	(83)	(63)	The increase was due to higher cash balances on hand, as a result of the equity capital raised early in the fourth quarter of fiscal year 2012.

Year Ended March 31, 2011 ("2011") versus Year Ended March 31, 2010 ("2010")

The net loss for the year ended March 31, 2011 increased to $6,466,000 compared to a net loss of $4,102,000 for the previous year. The increase in loss was mainly due to an increase in exploration expenditures in the current year compared to the previous year.

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

Administrative costs for the year ended March 31, 2011 also increased in line with the increase in exploration activities from prior fiscal year. The major administrative costs during the year were salaries and benefits (2011 – $693,000; 2010 – $312,000), office and administration (2011 – $196,000; 2010 –$154,000), shareholder communications (2011 – $175,000; 2010 – $104,000), legal, accounting and audit (2011 – $82,000; 2010 – $36,000) and conference and travel (2011 – $77,000; 2010 – $48,000).

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

B.	Liquidity and Capital Resources

Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

In March 2012, the Company completed a brokered and non-brokered private placement for aggregate gross proceeds of $16.3 million. The Company incurred costs of $1 million in finders' and other fees relating to this private placement. The net proceeds from the financing will be used to continue to advance exploration of Amarc's properties and for general corporate and working capital purposes.

A portion of the March 2012 financing was raised using flow-through rules permitted under the Income Tax Act (Canada). In accordance with the terms of the flow-through share agreements, the Company is required to spend the proceeds of $2,650,000 from the issuance of the flow-through shares on eligible exploration activities by December 31, 2013. As at March 31, 2012, approximately $1,300,000 remained to be spent on eligible exploration activities. As of the date of this Annual Report on Form 20-F, the Company had spent all of the required $2,650,000 on eligible exploration activities.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

At March 31, 2012, the Company had working capital of $16.2 million compared to working capital of $7.5 million at March 31, 2011. The Company's current working capital is sufficient to fund its known commitments.

The Company will continue to advance its exploration projects at Newton, Galileo, Hubble and Franklin by finding the right balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows is as follows:

	Years ended March 31
	2012	2011	2010
	IFRS	IFRS	GAAP
Net cash used in operating activities	$(6,719,446)	$(7,378,554)	$(3,895,475)
Net cash provided by investing activities	$76,122	$2,029	$34,148
Net cash provided by financing activities	$15,307,514	$9,877,224	$5,210,298

Operating activities:	Cash used in operating activities was attributable primarily to its exploration activities.
Investing activities:	The Company's investing activities consisted primarily of the receipt of interest on funds.
Financing activities:	The Company's financing activities included raising of $16.3 million in private placement in March 2012.

Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

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

Development of any of the Company's mineral properties beyond feasibility will require additional equity and possible debt financing, both of which involve significant risks which have been referred to previously in this Annual Report. As Amarc is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents and short-term investments, the Company relies on equity funding for its continuing financial liquidity. The Company does not have any arrangements or commitments in place for any additional financing that would enable it to complete development of a project, even in the event of positive feasibility studies.

The Company presently does not have any material commitments for capital expenditures and accordingly, can remain somewhat flexible in directing its exploration activities to the availability of funds.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

Financial Instruments

Amarc keeps its financial instruments primarily denominated in Canadian dollars with a very small amount held in US dollars. The Company does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Amarc's current needs are invested in short term near-cash investments.

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

Although there has been periodic volatility in the gold market, the annual average price has increased for the past four years. In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and, largely, continued to do so until early March 2012. The average price in 2008 was US$872/oz, in 2009 was US$974/oz, in 2010 was US$1,227/oz, and in 2011 was US$1572/oz. The average price in the current calendar year to July 24, 2012 is US$1,649/oz.

Copper prices increased significantly between late 2003 and mid-2008, and then declined in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices began to increase again in 2009 and continued to do so, overall, the end of January 2012. The average price in 2009 was US$2.34/lb, in 2010 was US$3.42/lb and in 2011 was US$4.00/lb. The average price in the current calendar year to July 24, 2012 is US$3.63/lb.

E.	Off-Balance Sheet Arrangements

Amarc has no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As at fiscal year end March 31, 2012, the Company had no long-term debt obligations, no capital (finance) lease obligations, no operating lease obligations, no purchase obligations and no other long-term liabilities:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	–	–	–	–	–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under IFRS	–	–	–	–	–
Total	–	–	–	–	–

During the year ended March 31, 2012, the Company completed a private placement of 35,727,765 of its common shares, consisting of 5,300,000 flow-through shares at a price of $0.50 per share and 30,427,765 non-flow-through shares at a price of $0.45 per share, for aggregate gross proceeds of $16,342,494. In accordance with the terms of flow-through share agreements, the Company is obligated to spend the proceeds from the flow-through shares issuance on Canadian Exploration Expenses ("CEE") by December 31, 2013. As of July 24, 2012, the amount obligated had been incurred and no further amounts remained to be spent on eligible exploration activities.

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name (1)	Year born	Position	Director or Officer Since
Rene G. Carrier	1944	Director	May 2008
David J. Copeland	1948	Director	September 1995
Scott D. Cousens	1964	Director	September 1995
T. Barry Coughlan	1945	Director	February 2009
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Paul Mann	1964	Chief Financial Officer	July 2008
Jeffrey R. Mason	1957	Director	September 1995
Diane Nicolson	1965	Executive Vice President	February 2008
Ronald W. Thiessen	1952	President, Chief Executive Officer and Director	September 1995
Trevor Thomas	1967	Secretary	February 2008

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

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Continental Minerals Corporation	Director	February 2001	April 2011
Curis Resources Ltd.	Director	November 2010	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	February 2010
Quartz Mountain Resources Ltd.	Director	January 2000	December 2011
	President	June 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

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

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	November 1995	April 2011
	President & CEO	January 2008	April 2011
Curis Resources Ltd.	Director	November 2010	Present

Company	Positions Held	From	To
Farallon Mining Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Heatherdale Resources Ltd.	Director	November 2009	Present
	CEO and President	November 2009	September 2010
Northern Dynasty Minerals Ltd.	Director	June 1996	June 2010
Rathdowney Resources Ltd.	Director & Chairman	December 2011	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	September 2011
Taseko Mines Limited	Director	March 1994	June 2010

Barry Coughlan – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Creso Exploration Inc.	Director	June 2010	Present
Farallon Mining Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President, CEO and Director	September 1991	February 2010
Northcliff Resources Ltd.	Director	June 2011	Present
Quartz Mountain Resources Ltd.	Director	January 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd.	President and Director	June 1986	Present

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Atlatsa Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	May 2012	Present
	Director	June 2011	February 2012
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

Robert Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Atlatsa Resources Corporation	Director and Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Curis Resources Ltd.	Director	November 2010	Present
	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director and Chairman	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	February 2008
	Chief Financial Officer	September 1998	July 2008
Atlatsa Resources Corporation	Secretary	September 1996	September 2007
	Chief Financial Officer	February 1999	June 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	February 2008
	Secretary	November 1995	February 2008
	Chief Financial Officer	June 1998	February 2008
Detour Gold Corporation	Chief Financial Officer and Secretary	July 2006	December 2007
Farallon Mining Ltd.	Director	August 1994	February 2008
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Northern Dynasty Minerals Ltd.	Director	June 1996	July 2008
	Secretary	June 1996	July 2008
	Chief Financial Officer	June 1998	July 2008
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	February 2008
Rockwell Diamonds Inc.	Director	November 2000	September 2007

Company	Positions Held	From	To
	Chief Financial Officer	November 2000	April 2007
Red Eagle Mining Corporation	Director	June 2011	Present
Slater Mining Limited	Director	June 2008	Present
Taseko Mines Limited	Director	February 1994	July 2008
	Secretary	February 1994	June 2008
	Chief Financial Officer	November 1998	June 2008

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation	Director	April 1996	June 2011
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	Present
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present

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

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	VP Corporate Development	January 2008	September 2011
Amarc Resources Ltd.	Executive VP Corporate Development	September 2011	Present

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Atlatsa Resources Corporation	Assistant Secretary	November 2007	March 2011
Continental Minerals Corporation	Secretary	February 2008	April 2011
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	November 2009	September 2010
Northcliff Resources Ltd.	Secretary	June 2011	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	July 2008	Present

B.	Compensation

During the Company's financial year ended March 31, 2012, the aggregate cash compensation paid or payable by the Company to its directors and senior officers, was $513,796.

Ronald W. Thiessen, President and Chief Executive Officer, Paul Mann, Chief Financial Officer, and Diane Nicolson, Executive Vice President are each a Named Executive Officers (“NEO”) of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2012 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Ronald Thiessen Chief Executive Officer	104,430	Nil	64,800	Nil	Nil	Nil	Nil	169,230
Paul Mann Chief Financial Officer	79,302	Nil	46,675	Nil	Nil	Nil	Nil	125,977
Diane Nicolson Executive Vice President	96,868	Nil	93,350	15,000	Nil	Nil	Nil	190,218

During the fiscal year ended March 31, 2012, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2012 is as set out below:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier (1)	15,000	Nil	64,800	Nil	Nil	Nil	79,800
David Copeland	23,095	Nil	64,800	Nil	Nil	Nil	87,895
Barry Coughlan (1)	15,000	Nil	64,800	Nil	Nil	Nil	79,800
Scott Cousens (2)	53,930	Nil	64,800	Nil	Nil	Nil	118,730
Robert Dickinson (2)	115,190	Nil	64,800	Nil	Nil	Nil	179,990
Jeffrey Mason(1)	10,625	Nil	64,800	Nil	Nil	Nil	75,425

Notes:

1.	Independent directors receive an annual fee of $15,000 for their services.

2.

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of time spent in respect of the Company's business.

3.

Options were granted during the year ended March 31, 2012. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company's Common Share price, expected dividend yield, and risk-free interest rate.

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

Messrs. Coughlan, Carrier and Mason are independent. Messrs. Copeland, Cousens, Dickinson, and Thiessen are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are well versed in the obligations of directors and the expectations of independence from management.

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

Composition of the Audit Committee

At July 24, 2012, the members of the audit committee were Rene Carrier, Barry Coughlan and Jeffrey Mason. All members are financially literate and all are independent.

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

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (including the British Columbia and Alberta Securities Commissions which have jurisdiction over the Company, the "CSA"), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended March 31, 2012, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

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

At March 31, 2012, Amarc had 8 direct employees hired on a Defined-Term. Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 -Major Shareholders and Related Party Transactions).

E.	Share Ownership

Security Holdings of Directors and Senior Management

As at March 31, 2012 the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 22,311,870 common shares (16.10%), or 24,851,170 (17.93%) on a diluted basis.

As at March 31, 2012, the Company's directors and senior management beneficially own the following number of the Company's common shares and options:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding Common Shares
Rene G. Carrier(4)	275,000 Common shares 249,900 options (2)	0.20%
David J. Copeland	1,249,500 Common shares 249,900 options (2)	0.90%
Barry Coughlan(4)	86,000 Common shares 319,900 options (2)	0.06%
Scott D. Cousens	148,300 Common shares 249,900 options (2)	0.11%
Robert A. Dickinson	14,272,178 Common shares(3) 249,900 options (2)	10.30%
Ronald W. Thiessen	2,609,392 Common shares 249,900 options (2)	1.88%
Jeffrey R. Mason (4)	2,878,500 Common shares 249,900 options (2)	2.08%

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding Common Shares
Paul Mann	75,000 Common shares 180,000 options (2)	0.05%
Diane Nicolson	588,000 Common Shares 360,000 options (2)	0.42%
Trevor Thomas	130,000 Common Shares 180,000 options (2)	0.07%
Total	22,311,870 Common Shares 2,539,300 Options	17.93%

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

Share Option Plan

At July 24, 2012, 5,580,700 options were outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 8,277,706 common shares remained available for issuance pursuant to the Plan, described below.

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

Major Shareholders

Amarc is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Amarc's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Amarc, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Sun Valley Gold Master Fund Ltd. holds shares representing ownership of 10.5% (14,615,384 shares and 19,615,384 shares on a fully diluted basis) of the Company.

As at July 24, 2012, Amarc had authorized unlimited common shares without par value, of which 138,584,061 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

As at July 24, 2012, Robert Dickinson, together with companies controlled by him, held 14,272,178 common shares of Amarc, representing 10.30% of the common shares outstanding.

As at July 24, 2012, Jeffrey Mason held 2,878,500 common shares of Amarc, representing 2.08% of the common shares outstanding.

As at July 24, 2012, Ronald W. Thiessen held 2,609,392 common shares of Amarc, representing 1.88% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of July 24, 2012, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

	Number of registered
	shareholders of record
Location	(note 1)	Number of shares	Percentage of total shares
Canada	56	124,090,293	89.54%
United States	7	2,955,306	2.13%
Other	2	11,538,462	8.33%
TOTALS	65	138,584,061	100.00%

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

Hunter Dickinson Services Inc. ("HDSI"), formerly Hunter Dickinson Inc.

The Company has eight direct employees involved in its field activities. Much of the Company's management, technical, and administrative services are provided by HDSI.. Pursuant to a Corporate Services Agreement dated July 2, 2010 with Hunter Dickinson Services Inc., HDSI provides services, including geological, corporate development, administrative and management services (collectively the "Services") to the Company. HDSI is a private company with certain directors in common with the Company, namely Messrs. Copeland, Cousens, Dickinson and Thiessen. HDSI provides the Services to several publicly traded companies (one of which is the Company), and is managed by persons who are directors in common with the Company.

HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, Eastern Europe, the United States (Nevada and Alaska), Mexico, and South Africa. HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's-length suppliers. During the fiscal year ended March 31, 2012, Amarc paid approximately $3.0 million (2011 – $2.8 million; 2010 – $1.5 million), to HDSI for services pursuant to the management and administrative services agreement. Advances pursuant to this agreement were non-interest bearing and due on demand.

Management / Insiders

During the fiscal year ended March 31, 2012, the Company completed a brokered and non-brokered private placement of 35, 727, 765 of its common shares, consisting of 5,300,000 of flow-through shares at a price of $0.50 and 30,427,765 of non-flow through shares at a price of $0.45 per share, for aggregate gross proceeds of $16,342,494. (see Item 5.F).

None of the flow through shares issued through the March 31, 2012 private placement were acquired by the informed persons of the Company.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at March 31, 2012 and 2011, and for each of the years ended March 31, 2012, and 2011. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

There have been no significant changes to the accompanying financial statements since March 31, 2012, except as disclosed in this Annual Report on Form 20-F.

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

	TSX Venture Exchange		OTCBB
Fiscal Year
Ended	High	Low	High	Low
March 31,	(Cdn$)	(Cdn$)	(US$)	(US$)
2012	0.56	0.29	0.55	0.28
2011	0.77	0.36	0.73	0.30
2010	0.72	0.16	0.75	0.12
2009	0.77	0.07	0.76	0.05
2008	0.78	0.45	0.76	0.40

	TSX Venture Exchange		OTCBB

	High	Low	High	Low
Fiscal Quarter	(Cdn$)	(Cdn$)	(US$)	(US$)
Q4 2012	0.54	0.41	0.54	0.40
Q3 2012	0.56	0.29	0.55	0.28
Q2 2012	0.38	0.29	0.38	0.28
Q1 2012	0.40	0.30	0.42	0.32
Q4, 2011	0.70	0.36	0.72	0.36
Q3, 2011	0.77	0.54	0.73	0.53
Q2, 2011	0.65	0.36	0.62	0.34
Q1, 2011	0.55	0.40	0.58	0.30

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Month	(Cdn$)	(Cdn$)	(US$)	(US$)
July 2012 (to July 24, 2012)	0.22	0.18	0.22	0.18
June 2012	0.29	0.20	0.27	0.18
May 2012	0.35	0.25	0.36	0.24
April 2012	0.43	0.33	0.43	0.35
March 2012	0.45	0.41	0.46	0.42
February 2012	0.53	0.43	0.54	0.43

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Amarc's only material contract as of July 24, 2012 is:

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

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company. However, the Investment Canada Act (Canada) (the "Investment Act") has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire Common Shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an "entity"). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of Common Shares if the non-Canadian acquired a majority of the Common Shares of the Company.

Further, the acquisition of less than a majority but one-third or more of the Common Shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of Common Shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for "WTO-investors" that are controlled by persons who are resident in World Trade Organization ("WTO") member nations (there are currently 153 WTO members), a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, where the value of the acquired assets is less than CAD $5 million.

For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a "WTO investor", the threshold is significantly higher, and is adjusted for inflation each year. The 2012 threshold is CAD$330 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a "cultural business". The acquisition of a Canadian business that is a "cultural business" is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Industry Minister has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security," the Industry Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of "injurious to national security." Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to Common Shares of the Company are exempt from the Investment Act, including

(a)	acquisition of Common Shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)

acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of Common Shares, remained unchanged.

E.	Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”), is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has recently introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or entities considered fiscally transparent under applicable law, or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividend

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of a U.S. holder that is a corporate shareholder owning at least 10% of the Company’s voting shares), provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Company’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

United States Federal Income Tax Consequences

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended March 31, 2012, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the U.S.;
• a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
• an estate whose income is subject to U.S. federal income taxation regardless of its source; or
• a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended March 31, 2012, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Company to confirm] Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company cannot provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “ Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Exhibits attached to this Form 20-F are also available for viewing on EDGAR, or at the offices of Amarc, Suite 1500 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of Amarc at 604-684-6365, attention: Corporate Secretary. Copies of Amarc's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.	Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)	Transaction Risk and Currency Risk Management

Amarc's operations do not employ financial instruments or derivatives which are market sensitive and Amarc does not have financial market risks.

(b)	Exchange Rate Sensitivity

Amarc's administrative operations are in Canada. The Company typically holds most of its funds in Canadian dollars and typically acquires foreign currency on an as-needed basis and hence it is not significantly affected by exchange rate risk. The Company does however, from time to time, invest in US$ denominated short term investments. The Company is exposed to foreign currency exchange risk on such investments. However, such US$ denominated investments have been minor and the foreign exchange risk has been immaterial.

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

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 20-F, an evaluation was carried out with the participation of the Company's management, including the President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the President and CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 20-F, the Company's disclosure controls and procedures were effective in providing reasonable assurance that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act was accumulated and communicated to the Company's management, including the President and CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2012.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 20-F, no changes occurred in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including its President and CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

A.	Audit Committee Financial Expert

The members of the audit committee are Rene Carrier, Barry Coughlan and Jeffrey Mason. The board of directors has determined that Mr. Mason qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Mason is independent, as the term is defined in section 803 of the NYSE Amex Company Guide.

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

Services:	Year ended March 31, 2012	Year ended March 31, 2011
Audit Fees(1)	$25,000	$25,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	$25,000	$25,000

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

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended March 31, 2012.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2012, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18 Financial Statements.

ITEM 18	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

  Report of the Company's independent registered chartered accountants, De Visser Gray LLP, dated July 13, 2012 and July 30, 2012 in respect of note 17(b) to the financial statements;
  Statements of financial position as at March 31, 2012, March 31, 2011 and April 1, 2010;
  Statements of comprehensive loss for the years ended March 31, 2012 and March 31, 2011;
  Statements of cash flows for the years ended March 31, 2012 and March 31, 2011;
  Statements of changes in equity for the years ended March 31, 2012 and March 31, 2011;
  Schedule of exploration expenses to March 31, 2012; and
  Notes to annual financial statements

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2012, March 31, 2011 and April 1, 2010 and the statements of comprehensive loss, changes in equity and cash flows for the years ended March 31, 2012 and March 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2012, March 31, 2011 and April 1, 2010 and its financial performance and its cash flows for the years ended March 31, 2012 and March 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, Canada
July 13, 2012, except for note 17(b) which is at July 30, 2012

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31,	March 31,	April 1,
	2012	2011	2010
		Restated	Restated
		(note 16)	(note 16)
ASSETS

Current assets
Cash and cash equivalents (note 5)	$15,475,104	$6,811,177	$4,310,460
Amounts receivable and other assets (note 7)	1,574,196	1,197,540	162,223
Marketable securities (note 8)	135,675	113,750	45,376
Balances due from related party (note 12)	–	57,632	29,870
	17,184,975	8,180,099	4,547,929

Non-current assets
Restricted cash (note 6)	246,142	162,095	102,095
Amounts receivable (note 7)	743,554	1,180,013	1,625,082
Mineral properties and equipment (note 9)	1,723	27,515	37,865
	991,419	1,369,623	1,765,042

	$18,176,394	$9,549,722	$6,312,971

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 10)	$823,934	$64,995	$32,999
Balances due to related party (note 12)	6,770	–	–
Flow-through share premium (note 11(b))	130,000	595,000	–
	960,704	659,995	32,999

Shareholders' equity
Share capital (note 11(b))	58,740,910	45,482,087	36,474,363
Reserves (note 11(f))	4,558,027	1,918,126	1,849,752
Accumulated deficit	(46,083,247)	(38,510,486)	(32,044,143)
	17,215,690	8,889,727	6,279,972
Nature and continuance of operations (note 1)
Subsequent event (note 17)
	$18,176,394	$9,549,722	$6,312,971

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars, except for share information)

	Year ended March 31,
	2012	2011
		Restated
		(note 16)
Expenses
Depreciation	$27,022	$11,791
Exploration (Schedule of Exploration Expenses)	6,909,922	5,484,435
Legal, accounting and audit	112,762	85,735
Office and administration	1,335,165	889,841
Shareholder communication	178,730	174,878
Travel	63,373	77,146
Trust and filing	34,683	33,422
Equity-settled share-based payments (note 11(e))	467,542	–
	9,129,199	6,757,248
Other items
Interest income	(83,337)	(63,470)
Interest expense	–	500
Flow-through share premium (note 11(b))	(730,000)	(275,000)
Gain on sale of mineral property (notes 9(a))	(679,050)	–
Gain on disposition of available-for-sale financial assets (note 8)	(88,117)	–
Provision for bad debt	–	29,067
Tax on flow through shares	21,506	18,113
Foreign exchange loss (gain)	2,560	(115)
Loss for the year	$7,572,761	$6,466,343
Other comprehensive (income) loss:
Revaluation of available-for-sale financial assets (note 8)	(103,042)	(68,374)
Change in fair value of available-for-sale financial assets transferred to gain upon disposition	88,117	–
Comprehensive loss for the year	$7,557,836	$6,397,969
Basic and diluted loss per common share	$0.07	$0.07

Weighted average number of common shares outstanding	102,759,226	89,132,492

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
Cash provided by (used in):	2012	2011
		Restated
		(note 16)
Operating activities
Loss for the year	$(7,572,761)	$(6,466,343)
Adjustments for:
Common shares received, included in exploration expenses	(7,000)	–
Common shares issued, included in exploration expenses	41,400	–
Depreciation (note 9)	27,022	11,791
Equity settled share based payments (note 11(e))	799,885	–
Flow-through share premium	(730,000)	(275,000)
Gain on disposition of available-for-sale financial assets	(88,117)	–
Interest and other income	(83,337)	(63,470)
Interest expense	–	500
Provision for bad debt	–	29,067
Unrealized foreign exchange	263	(18)
Changes in working capital items
Amounts receivable and other assets	(366,600)	(1,064,384)
Balance due from related party	57,632	(27,762)
Amounts receivable	436,458	445,069
Accounts payable and accrued liabilities	758,939	31,996
Balance due to related party	6,770	–
Net cash used in operating activities	(6,719,446)	(7,378,554)

Investing activities
Restricted cash	(84,047)	(60,000)
Interest income	73,282	63,470
Proceeds from sale of available-for-sale financial assets	88,117	–
Purchase of equipment (note 9)	(1,230)	(1,441)
Net cash provided by investing activities	76,122	2,029

Financing activities
Proceeds from private placement net of issuance costs (note 11(b))	15,301,946	9,877,724
Proceeds from exercise of options (note 11(e))	5,568	–
Payment of interest on the promissory note	–	(500)
Net cash provided by financing activities	15,307,514	9,877,224

Net increase in cash and cash equivalents	8,664,190	2,500,699
Cash and cash equivalents, beginning of the year	6,811,177	4,310,460
	15,475,367	6,811,159
Effect of exchange rate fluctuations on cash held	(263)	18
Cash and cash equivalents, end of the year	$15,475,104	$6,811,177

Components of cash and cash equivalents are as follows:
Cash	$15,475,104	$6,811,177

Supplementary cash flow information:
Non cash investing and financing activities:
Common shares issued included in exploration expenses	$41,400	$–
Common shares received included in exploration expenses	7,000	–
Issuance of share purchase warrants	1,829,110	–
Marketable securities received	$102,175	$–

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Changes in Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves

			Equity
			settled share-
			based	Share	Investment
	Number of		payments	warrants	revaluation
	shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2010	83,839,473	$36,474,363	$870,267	$982,110	$(2,625)	$(32,044,143)	$6,279,972
Private placement, net of issuance costs and flow through shares premium (note 11 (b))	13,889,423	8,507,724	–	–	–	–	8,507,724
Exercise of share warrants at $0.10 per share note (11(d))	5,000,000	500,000	–	–	–	–	500,000
Revaluation of available-for-sale financial assets (note 8)	–	–	–	–	68,374	–	68,374
Loss for the year	–	–	–	–	–	(6,466,343)	(6,466,343)
Balance at March 31, 2011 (note 16)	102,728,896	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727

Balance at April 1, 2011 (note 16)	102,728,896	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727
De-recognition of available-for-sale financial assets upon disposition (note 8)	–	–	–	–	(88,117)	–	(88,117)
Revaluation of available-for-sale financial assets (note 8)	–	–	–	–	103,042	–	103,042
Equity settled share-based payments (note 11 (e))	–	–	799,885	–	–	–	799,885
Exercise of options at $0.32 per share (note 11 (e))	17,400	9,587	(4,019)	–	–	–	5,568
Issuance of common shares for purchase of exploration and evaluation assets (notes 9(b) and 9(c))	100,000	41,400	–	–	–	–	41,400
Private placement, net of issuance costs and flow through shares premium (note 11(b))	35,727,765	15,036,946	–	–	–	–	15,036,946
Issuance of warrants at $0.12 per share (note (11(d))	–	(1,829,110)	–	1,829,110	–	–	–
Loss for the year	–	–	–	–	–	(7,572,761)	(7,572,761)
Balance at March 31, 2012	138,574,061	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Schedule of Exploration Expenses
(Expressed in Canadian Dollars)

					Other
				Generative	(including
	Galileo	Hubble	Newton	BC	METC)	Total

Cumulative costs incurred to March 31, 2010	$–	$–	$2,472,098	$3,753,086	$19,038,890	$25,264,074

Incurred during year ended March 31, 2011:
Assays and analysis	–	–	539,649	13,789	43,297	596,735
Drilling	–	–	1,255,720	–	–	1,255,720
Equipment rental	–	–	134,408	–	1,800	136,208
Geological	–	–	2,067,273	163,057	(193,104)	2,037,226
Graphics	–	–	35,502	4,926	14,939	55,367
Property fees and assessments	–	–	199,007	1,125	36,063	236,195
Site activities	–	–	817,657	888	14,570	833,115
Sustainability	–	–	184,428	7,495	4,069	195,992
Transportation	–	–	25,703	–	–	25,703
Travel and accommodation	–	–	104,783	3,779	3,612	112,174
Incurred during fiscal 2011	–	–	5,364,130	195,059	(74,754)	5,484,435

Cumulative costs incurred to March 31, 2011	–	–	7,836,228	3,948,145	18,964,136	30,748,509

Incurred during year ended March 31, 2012:
Assays and analysis	104,614	16,065	280,568	188	1,353	402,788
Drilling	–	41,498	1,693,792	–	–	1,735,290
Equipment rental	16,611	1,922	205,279	–	–	223,812
Geological	1,729,305	160,545	809,324	120,021	(492,736)	2,326,459
Graphics	3,924	520	5,184	1,567	85	11,280
Operator's fees earned	–	–	(81,934)	–	–	(81,934)
Property fees and assessments	8,811	85,600	20,001	–	5,800	120,212
Site activities	111,440	99,402	1,136,342	5,423	–	1,352,607
Socio economic	39,497	22,898	264,810	8,559	20,013	355,777
Transportation	1,066	19,012	29,302	–	–	49,380
Travel and accommodation	23,839	2,913	53,774	1,382	–	81,908
Share based payments	–	–	–	–	332,343	332,343
Incurred during fiscal 2012	2,039,107	450,375	4,416,442	137,140	(133,142)	6,909,922

Cumulative costs incurred to March 31, 2012	$2,039,107	$450,375	$12,252,670	$4,085,285	$18,830,994	$37,658,431

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

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

The Company's management has, at the time of approving these audited financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, these financial statements have been prepared assuming a going concern.

2.	STATEMENT OF COMPLIANCE

In 2010, Canadian accounting standards were revised to incorporate International Financial Reporting Standards ("IFRS"), and require publicly accountable enterprises to apply the IFRS effective for years beginning on or after January 1, 2011.

These financial statements have been prepared in accordance with IFRS 1 First–Time Adoption of International Financial Reporting Standards ("IFRS 1"). These are the Company's first financial statements prepared in accordance with IFRS's and IFRS 1 First- time Adoption of International Financial Reporting Standards has been applied. Prior to April 01 , 2011, the Company prepared its interim and annual financial statements in accordance with Canadian generally accepted accounting principles ("GAAP").

These financial statements were authorized for issuance by the Board of Directors on July 13, 2012.

3.	BASIS OF PREPARATION

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as available–for–sale which are stated at estimated fair value. These financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

All amounts reported in these financial statements are in Canadian dollars, unless stated otherwise.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

4.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of these financial statements resulted in changes to accounting policies from those financial statements previously prepared under Canadian GAAP. Subject to certain transition elections disclosed in note 16, the accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening IFRS statement of financial position, as at April 1, 2010 (the "Transition Date"). An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 16.

(a)	Functional and presentation currency

The functional and presentation currency of the Company is the Canadian Dollar.

(b)	Foreign currencies

For the purpose of presenting financial statements, the assets and liabilities of foreign operations, are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rate for the period, unless exchange rates fluctuated significantly during that period, in which the exchange rates at the date of transactions are used. Exchange differences arising upon translation are classified as translation reserve, a component of equity. The Company does not currently have any foreign operations.

In preparing the financial statements of the Company, transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non- monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non–monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are included in profit or loss for the period.

(c)	Financial Instruments

Financial assets and financial liabilities are recognized when an entity becomes a party to the contractual provision of the instrument.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Derivative financial assets and liabilities

The Company does not have any derivative financial assets and liabilities.

Non–derivative financial assets

Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss", "held–to–maturity investments", "available–for–sale financial assets" and "loans and receivables". The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as being at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. The Company does not currently have any financial assets in this classification.

Held–to–maturity investments

Held–to–maturity investments are non–derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the intent and ability to hold to maturity. Subsequent to initial recognition, held–to–maturity investments are measured at amortized cost using the effective interest method, less any impairment. The Company does not currently have any financial assets in this classification.

Available–for–sale ("AFS") financial assets

The Company's investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot exchange rate at the end of the reporting period. The change in fair value of AFS equity investments are recognized directly in equity.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables consist of cash and cash equivalents, amounts receivable and balances due from a related party and restricted cash.

Non–derivative financial liabilities:

Financial liabilities are classified as either "financial liabilities at FVTPL" or "other financial liabilities".

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as being at FVTPL

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit and loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the other gains and losses line item in the statements of comprehensive income statement. The Company does not have any financial liabilities in this classification.

Other financial liabilities

Other financial liabilities such as accounts payable and accrued liabilities and payable to related party are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re–organization.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

(d)	Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Company has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Acquisition cost of properties acquired under option agreements, where the payments are made at the sole discretion of the Company, are expensed when the payments are made.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(e)	Mineral properties and equipment

Mineral properties and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of mineral properties and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to expense the cost of equipment, less its estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of mineral properties and equipment is derecognized upon disposal or when no material future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss. Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(f)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(g)	Impairment

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(h)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to resource eligible Canadian exploration and evaluation expenditures ("CEE") may be claimed by investors instead of the entity, pursuant to a defined renunciation process. Renunciation may occur:

prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

retrospectively (namely, the flow–through shares are issued, CEE are then incurred and renunciation occurs subsequently).

The Company finances a portion of its exploration expenditures through the issuance of flow–through shares.

Flow–through shares are recorded in share capital at the fair value of common shares on date of issue. When flow–through shares are offered, the difference between the fair value of non–flow–through common shares and the amount the investors pay for flow–through shares is recorded as deferred liability called "flow through share premium". This deferred liability is credited to profit or loss when the eligible expenditures are incurred.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(i)	Share–based payment transactions

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black–Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Equity–settled share–based payment transactions with parties other than employees are measured at the fair value of the goods or services, except where that fair value cannot be estimated reliably, in which case they are measure at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(j)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

goodwill not deductible for tax purposes;

the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(k)	Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability at the time the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the project or asset, the conditions imposed by the relevant permits and, when applicable, the jurisdiction in which the project or asset is located.

Discount rates using a pre–tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit–of–production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense.

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

(l)	Loss per share

Loss per share is computed by dividing losses attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the losses attributable to common share holders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share options are applied to repurchase common shares at the average market price for the period. Share options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share options.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The effect of anti–dilutive factors is not considered when computing diluted loss per share.

(m)	Joint venture activities and joint controlled operations

Joint control is defined as the contractually agreed sharing of control over an economic activity, and exists only when the strategic, financial and operating decisions essential to the relevant activities require the unanimous consent of the parties sharing control. When the Company enters into agreements that provide for specific percentage interests in exploration properties, a portion of the Company's exploration activities is conducted jointly with others, without establishment of a corporation, partnership or other entity.

Under IFRS 11 Joint Arrangement, this type of joint control of mineral asset and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

its assets, including its share of any assets held jointly;

its liabilities, including its share of any liabilities incurred jointly;

its revenue from the sale of its share of the output of the joint operation; and

its expenses, including its share of any expenses incurred jointly.

(n)	Segment disclosures

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All non-current assets are held in Canada.

(o)	Significant accounting estimates and judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Specific areas where significant estimates or judgments exist are:

Sources of estimation uncertainty:

estimate of the accrual of Mineral Exploration Tax Credit ("METC");

estimate of the flow-through shares premium;

inputs used in accounting for share-based payments; and

the determination of the deferred tax provision (if any) and the determination of the income tax rate reconciliation.

Critical accounting judgements:

the determination of categories of financial assets and financial liabilities; and

the carrying value and recoverability of the Company's marketable securities;

(p)	Government assistance

When the Company is entitled to receive METC and other government grants, these government assistance are recognized as a cost recovery within exploration expense when there is reasonable assurance of their recovery.

(q)	Accounting standards, interpretations and amendments to existing standards

Accounting standards issued but not yet effective

(i) Effective for annual periods beginning on or after July 1, 2011

Amendments to IFRS 7, Financial Instruments: Disclosures

(ii) Effective for annual periods beginning on or after January 1, 2012

Amendments to IAS 12, Income Taxes

(iii) Effective for annual periods beginning on or after July 1, 2012

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

(iv) Effective for annual periods beginning on or after January 1, 2013

IFRS 10, Consolidated financial statements

IFRS 11, Joint Arrangements

IFRS 12, Disclosure of Interests in Other Entities

IFRS 13, Fair Value Measurement

IAS 19, Employee Benefits

IAS 27, Separate financial statements

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

IAS 28, Investments in Associates and Joint Ventures

IFRIC 20, Stripping Costs

(v)	Effective for annual periods beginning on or after January 1, 2014

IAS 32, Financial Instruments: Presentation

(vi)	Effective for annual periods beginning on or after January 1, 2015

IFRS 9, Financial Instruments

The Company has not early adopted these revised standards. The Company's management believes that the adoption of amendments to IFRS 7 and IAS 12 are not expected to have a material impact on the Company's financial statements. Except as aforesaid, the Company is currently assessing the impact that these standards will have on the Company's financial statements.

5.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its exploration programs and other uses.

6.	RESTRICTED CASH

Restricted cash in the amount of $246,142 (March 31, 2011 – $162,095) represents guaranteed investment certificates held in support of exploration permits.

7.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2012	2011
Current
METC	$1,013,817	$904,143
Value added taxes refundable	441,235	251,003
Prepaid insurance	79,263	42,394
Other receivable and prepaid expenses	39,881	–
Total current	$1,574,196	$1,197,540

Non current
METC	$743,554	$1,180,013

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The METC initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. However, the timing and amounts of refunds pursuant to the METC program are uncertain as these amounts are subject to government audit.

8.	MARKETABLE SECURITIES

As at March 31, 2012 and March 31, 2011 the Company held common shares in several public and private companies. These marketable securities were classified as available–for– sale securities with aggregate acquisition costs of $55,001 (March 31, 2011 – $48,001). The estimated fair value of these securities based on securities exchange quotes was $135,675 (March 31, 2011 – $113,750).

During the year ended March 31, 2012, the Company disposed of marketable securities and realized a gain on the disposition of those securities of $88,117. During the year ended March 31, 2011, there was no disposal of marketable securities.

9.	MINERAL PROPERTIES AND EQUIPMENT

	Mineral	Site	Computer	Total
	properties	equipment	equipment
Cost
Balance at April 1, 2010	$2	$44,057	$30,607	$74,666
Additions during the year	–	1,441	–	1,441
Balance at March 31, 2011	2	45,498	30,607	76,107
Additions during the year	–	1,230	–	1,230
Balance at March 31, 2012	$2	$46,728	$30,607	$77,337

Accumulated Depreciation
Balance at April 1, 2010	$–	$21,986	$14,815	$36,801
Depreciation for the year	–	7,054	4,737	11,791
Balance at March 31, 2011	–	29,040	19,552	48,592
Depreciation for the year	–	15,967	11,055	27,022
Balance at March 31, 2012	$–	$45,007	$30,607	$75,614

Net Carrying Values
At March 31, 2010	$2	$22,071	$15,792	$37,865
At March 31, 2011	$2	$16,458	$11,055	$27,515
At March 31, 2012	$2	$1,721	$–	$1,723

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(a)	Newton Property

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed). All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold. In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed.

On March 1, 2012, Newton Gold ceased its pro-rata funding of the Newton Joint Venture. Consequently, expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

In May 2012, subsequent to the year end, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

The mineral claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty ("NSR"), which royalty may be purchased at any time by Amarc for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(b)	Galileo and Hubble Properties

Amarc owns a 100% interest in the approximately 970 square kilometre Galileo and Hubble properties, which are located within the Blackwater district, located approximately 120 kilometres southwest of Vanderhoof, BC.

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc. The cash payment and the share issuance were completed in January 2012.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Blackwater South Property

In September 2011, the Company entered into an Option Agreement with an individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property, which is located in the Omineca Mining Division, British Columbia, by making cash payments of $35,000 and issuing 140,000 common shares in tranches over a two year period. The Company must also expend a minimum of $50,000 in exploration expenditures prior to October 20, 2013, and a further $50,000 must be expended prior to October 20, 2014. The Optionor will retain a net smelter returns royalty ("NSR") of 2%. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000.

To March 31, 2012, the Company had paid $5,000 and issued 20,000 shares to the Optionor, and had incurred approximately $34,000 in exploration expenditures on the Blackwater South property.

(d)	Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Property by spending $2,000,000 on the Property and issuing 2,325,000 common shares in its capital to Amarc, in tranches ending December 2014.

To March 31, 2012, the Company had received $10,000 cash and 775,000 Tulox common shares under the agreements and a further 225,000 Newlox common shares under the amended option agreement. The agreement is subject to certain conditions including regulatory approval.

Under the agreement, the Company is entitled to receive a 3% net smelter returns royalty ("NSR") following the commencement of commercial production on the Property. In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 30,
	2012	2011
Accounts payable	$623,104	$34,528
Accrued expenses	200,830	30,467
Total	$823,934	$64,995

11.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, of which none have been issued. All issued common shares are fully paid.

(b)	Reconciliation of changes in share capital

	Year ended March 31,
	2012	2011
Common shares: Balance at the beginning of the year	102,728,896	83,839,473
Shares issued for acquisition of mineral properties (note 9(b), 9(c))	100,000	–
Shares issued for cash per private placement	35,727,765	13,889,423
Shares issued on exercise of share options	17,400	–
Shares issued on exercise of warrants (note 11(d))	–	5,000,000
Common shares: Balance at the end of the year	138,574,061	102,728,896

Flow-through share premium	Year ended March 31,
	2012	2011
Balance at beginning of year	$595,000	$–
Recognized as a liability upon issuance of flow-through shares	265,000	870,000
Credited to other income upon elegible expenditures incurred	(730,000)	(275,000)
Balance at end of year	$130,000	$595,000

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Fiscal year ended March 31, 2012

In March 2012, the Company completed a brokered and non-brokered private placement of 35, 727, 765 of its common shares, consisting of 5,300,000 flow-through shares at a price of $0.50 and 30,427,765 non-flow through shares at a price of $0.45 per share, for aggregate gross proceeds of $16,342,494. The Company incurred costs of $1,040,548 in finders' and other fees relating to this private placement. Each non-flow-through share consists of one common share and one half share purchase warrant. The consideration received of $16,342,494 was allocated between share capital ($14,513,384) and share purchase warrants ($1,829,110) based on estimated fair value (note 11(d)).

In accordance with the terms of the flow-through share agreements, the Company is required to spend the proceeds of $2,650,000 from the issuance of the flow-through shares on eligible exploration activities by December 31, 2013. The Company is subject to a tax, calculated monthly, on the portion of the proceeds remaining unspent each month after January 31, 2013. As at March 31, 2012, approximately $1,300,000 remained to be spent on eligible exploration activities.

The premium received on this flow-through share issuance was estimated at $265,000 and was recorded as a liability, to be reversed to profit and loss when the eligible expenditures are incurred. At March 31, 2012, the Company had spent approximately $1,350,000 on eligible exploration activities. The Company's remaining liability associated with the March 2012 flow-through share issuance as at March 31, 2012 was estimated at $130,000.

Fiscal year ended March 31, 2011

During the year ended March 31, 2011, the Company completed a brokered and non-brokered private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow-through shares at a price of $0.80 per share and 8,076,923 non-flow-through shares at a price of $0.65 per share, for aggregate gross proceeds of $9,900,000. The Company incurred costs of $522,000 in finder's and other fees relating to this private placement. In accordance with the terms of the flow-through share agreements, the Company was obligated to spend the proceeds of $4,650,000 from the issuance of the flow-through shares on eligible exploration activities by December 31, 2011 (completed).

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year was based on the following:

	Year ended March 31,
	2012	2011
Loss attributable to common shareholders	$7,572,761	$6,466,343
Weighted average number of common shares outstanding	102,759,226	89,132,492

(d)	Share purchase warrants

In connection with the private placement completed in March 2012 (note 11(b)), the Company issued 15,213,883 warrants. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.60 until September 6, 2013. The value assigned to the share purchase warrants of $1,829,110 was determined using a Black-Scholes option pricing model with the following assumptions: valuation date share price of $0.44; expected volatility of 77%; risk free interest rate of 1.09%; expected life of 1.5 years; and no dividends.

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2012 was:

		March
	Exercise	31,			Expired/	March 31,
Expiry date	Price	2011	Issued	Exercised	Cancelled	2012
September 6, 2013	$0.60	–	15,213,883	–	–	15,213,883
Weighted average exercise price		–	$0.60	–	–	$0.60

The weighted average remaining contractual life of the above warrants as of March 31, 2012 was 1.44 years.

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2011 was:

	Exercise	March 31,			Expired/	March 31,
Expiry date	Price	2010	Issued	Exercised	Cancelled	2011
February 9, 2011	$0.10	5,000,000	–	5,000,000	–	–
Weighted average exercise price		$0.10	–	$0.10	–	–

In October 2010, pursuant to the exercise of 5,000,000 then-outstanding share purchase warrants, the Company issued 5,000,000 flow-through shares for aggregate gross proceeds of $500,000. No flow-through share premium liability was recorded upon the issuance of these shares. Prior to the exercise of these warrants, the Company and the holders of the warrants agreed to amend the terms of the warrants whereby the holders were entitled to acquire flow through shares instead of non-flow through shares as had been originally stipulated in the terms of the warrants. Consequently, the Company also entered into flow through share agreements with the holders, whereby the Company agreed to spend the proceeds from the issuance of the flow-through shares on eligible exploration activities before December 31, 2011 (completed).

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by its shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, subject to regulatory terms and approval, to its directors, employees, officers, consultants, and service providers. The vesting schedule is determined by the Board of Directors, but share purchase options typically vest over two years. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

The following summarizes the changes in the Company's share options.

	Year ended March 31, 2012		Year ended March 31, 2011
		Weighted		Weighted
	Number of	average	Number of	average
Continuity of share options	options	exercise price	options	exercise price
Outstanding – beginning of year	1,707,200	$0.69	1,735,200	$0.69
Granted	5,564,100	$0.32	–	–
Exercised	(17,400)	$0.32	–	–
Forfeited	(8,000)	$0.32	(28,000)	$0.70
Expired	(1,587,200)	$0.70	–	–
Outstanding – end of year	5,658,700	$0.33	1,707,200	$0.69
Exercisable – end of year	1,957,300	$0.34	–	–

The weighted average market price on the dates of exercise of options during the year ended March 31, 2012 was $0.46 (2011 – no options exercised).

Of the total share purchase options granted during the year ended March 31, 2012, 2,469,300 options were granted to the Company's key management personnel, with an estimated grant-date fair value of $640,000. There were no options granted to key management personnel during the year ended March 31, 2011.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes information on the Company's share options outstanding at March 31, 2012:

	March 31, 2012			March 31, 2011

		Weighted	Weighted		Weighted	Weighted
	Number of	average	average	Number of	average	average
	share	exercise	remaining	share	exercise	remaining
Range of	options	price per	contractual	options	price per	contractual
exercise prices	outstanding	share	life (years)	outstanding	share	life (years)
$0.32 – $0.40	5,538,700	$0.32	3.5	–	–	–
$0.41 – $0.70	120,000	$0.62	0.5	1,707,200	$0.69	0.38
	5,658,700	$0.33	3.5	1,707,200	$0.69	0.38

The fair values of the share purchase options granted during the year ended March 31, 2012, including the options issued to non-employees, totalled $799,885 (2011 – $nil) and were presented in the statements of comprehensive loss as follows:

	Year ended March 31
	2012	2011
Exploration	$332,343	$–
Administration	467,542	–
Total	$799,885	$–

The fair values of the share purchase options were estimated using the Black-Scholes option pricing model and were based on the following weighted average assumptions:

	Year ended March 31,
	2012	2011
Risk-free interest rate	1.19%	–
Expected life	4.09	–
Expected volatility	94.95%	–
Valuation date share price	$0.36	–
Forfeiture rate	1.27%	–
Expected dividend yield	nil	–

The fair value of services provided by non-employees against the issuance of share purchase options cannot be measured reliably, as the occurrence and timing of such services are not typically ascertainable at the time of option grant. Accordingly, share based payments to non-employees have been measured at the estimated fair value of the share options issued.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(f)	Reserves

Equity settled share-based payment reserve

The equity settled share-based payment reserve relates to share purchase options granted by the Company to its employees or consultants under its share purchase option compensation plan (note 11((e)).

Share warrants reserve

The share warrants reserve relates to share purchase warrants issued by the Company in in connection with the private placement in March 2012 (note 11(b)).

Investment revaluation reserve

The investment revaluation reserve represents the cumulative gains and losses arising on the revaluation of available-for-sale financial assets that have been recognized in other comprehensive income, net of amounts reclassified to profit or loss when those assets have been disposed of or are determined to be impaired.

12.	RELATED PARTY TRANSACTIONS

(a)	Outstanding balances

	March 31, 2012	March 31, 2011
Balance due from (to) Hunter Dickinson Services Inc ("HDSI") (note 12(c))	$(6,770)	$57,632

(b)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Transactions with key management personnel were as follows:

	Year ended March 31
	2012	2011
Short-term employee benefits	$443,750	$248,957
Equity-settled share-based payments	380,582	–
Total	$824,332	$248,957

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Certain key management personnel are paid through private companies controlled by such personnel. Included in the amount presented for "short term employee benefits provided" are transactions with C.E.C Engineering Ltd., a private company controlled by a director of the Company, that provides administrative and technical services to the Company at market rates.

(c)	Entities with significant influence

Management of the Company believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities are also key management personnel of the Company.

Hunter Dickinson Services Inc. ("HDSI")

HDSI is a private company with certain directors and other key management personnel in common with the Company. Pursuant to an agreement dated July 2, 2010, HDSI provides geological, corporate development, corporate communications, administrative and management services to the Company at annually agreed rates. Prior to this amendment, the agreement was based on a full cost recovery basis. HDSI also incurs third party costs on behalf of the Company.

Transactions with HDSI during the year ended March 31, 2012 and 2011 were as follows:

	Year ended March 31
	2012	2011
Based on annually set rates	$2,500,393	$–
Based on full cost recovery	–	2,385,024
Reimbursement of third party expenses	203,384	215,396
Total	$2,703,777	$2,600,420

13.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2011, the Company had unused non-capital loss carry forwards of approximately $6.3 million (March 31, 2011 – $4.3 million).

The Company had resource tax pools of approximately $14.9 million (March 31, 2011 –$12.4 million) available in Canada which may be carried forward and utilized to reduce future taxes related to certain resource income.

Reconciliation of effective tax rate	March 31, 2012	March 31, 2011
Loss for the year	$(7,572,761)	$(6,466,343)
Total income tax expense	–	–
Loss excluding income tax	$(7,572,761)	$(6,466,343)
Income tax recovery using the Company's tax rate	(1,979,000)	(1,811,000)
Non–deductible expenses and other	41,000	794,000
Difference in statutory tax rates	84,000	108,000
Temporary difference booked to reserve	2,000	10,000
Deferred income tax assets not recognized	1,852,000	899,000
	$–	$–

As at March 31, 2012, the Company had the following deductible temporary differences. No deferred tax asset was recognized:

Expiry	Tax loses	Tax loses	Resource pools	Other
	(capital)	(non-capital)
Within one year	$–	$–	$–	$–
One to five years		314,000	–	1,262,000
After five years		6,049,000	–	732,000
No expiry date	1,577,000		14,929,000	35,000
Total	$1,577,000	$6,363,000	$14,929,000	$2,029,000

14.	EMPLOYEES BENEFITS EXPENSES

Employees' salaries and benefits (including equity settled share based compensation) included in various expenses were as follows:

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended March 31
	2012	2011
Exploration	$1,942,782	$1,875,174
Office and administration	1,654,640	797,115
Shareholder communication	196,814	123,955
Total	$3,794,236	$2,796,244

15.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest– bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended March 31, 2012.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at March 31, 2012 and March 31, 2011.

	Financial assets at fair value as at March 31, 2012
	Level 1	Level 2	Level 3	Total
Marketable securities	$104,050	$31,625	$–	$135,675

	Financial assets at fair value as at March 31, 2011
	Level 1	Level 2	Level 3	Total
Marketable securities	$78,750	$35,000	$–	$113,750

(c)	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss to the Company.

The Company's credit risk is primarily attributable to its liquid financial assets including cash and equivalents, and amounts receivable and other assets. The Company's holdings of cash and cash equivalents represent its maximum credit exposure on these assets. The Company limits exposure to credit risk on liquid financial assets by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts. The carrying value of the Company's cash and equivalents and amounts receivable and other assets represent the maximum exposure to credit risk.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Carrying Amount
	March 31,	March 31,
Financial assets	2012	2011
Cash and equivalent	$15,475,104	$6,811,177
Amounts receivable	2,474,628	2,487,253
Available-for-sale financial assets	135,675	113,750
Balance due from related parties	-	57,632
Total	$18,085,407	$9,469,812

Amounts receivable

Included in the Company's receivables is the Company's claim for 2010 and 2011 METC totaling to an amount of $1,757,371 and harmonized sales tax (“HST”) receivable for period January – March 2012 amount of $441,235.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company's holdings of cash and cash equivalents.

The Company has sufficient cash and cash equivalents to meet its commitments associated with its financial liabilities.

The following obligations existed at March 31, 2012:

	Carrying	Contractual	Due in less
	Amount	Cash Flow	than one year
Amounts payable and accrued liabilities	$823,934	$823,934	$823,934
Due to related party	6,770	6,770	6,770
Total	$830,704	$830,704	$830,704

The following obligations existed at March 31, 2011:

	Carrying	Contractual	Due in less
	Amount	Cash Flow	than one year
Amounts payable and accrued liabilities	$64,995	$64,995	$64,995

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments.

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and a significant portion of its cash and cash equivalents are denominated in Canadian dollars ("CAD"). At March 31, 2012, the Company was exposed to foreign exchange risk to the extent of exchange rate fluctuation and a resultant change in the value of its cash and cash equivalents held in US dollars ("USD").

At March 31, 2012, the Company's cash balance that was denominated in USD was $31,875 (March 31, 2011 – $17,323).

Substantially all of the Company's liabilities are denominated in CAD. The Company currently does not engage in foreign currency hedging.

The following significant exchange rates were applied during the year and at the reporting dates:

	2012	2011
Canadian dollars per United States dollar
Closing rate at March 31	0.9975	0.9696
Average rate during the year	0.9931	1.0164

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company's policy is to invest cash in variable rate financial instruments having maturity dates of three months or less from the date of acquisition and cash reserves are to be maintained in cash equivalents in order to maintain liquidity while achieving a satisfactory return for shareholders.

Assuming that all other variables remain constant, a 10 basis point increase or decrease in interest rates would have resulted in a decrease or increase in the loss of approximately $8,000 in the year (2011 – $6,000).

Price risk

The Company is subject to price risk in respect of its investments in marketable securities (note 8).

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

16.	FIRST-TIME ADOPTION OF IFRS

The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. The date of transition is April 1, 2010 and as a result the fiscal 2011 comparative information has been adjusted to conform to IFRS.

Under IFRS 1, IFRS are applied retrospectively at the transition statement of financial position with all adjustments to assets and liabilities as stated under Canadian GAAP recorded to retained earnings unless certain exemptions are applied. The Company has elected to take the following IFRS 1 optional exemptions:

to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

to apply the requirements of IFRS 2, Share–based Payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

to apply the requirement of IAS 39, Financial Instruments: Recognition and Measurement, prospectively to transactions entered into on or after the date of transition. Accordingly, flow-through share premium has been separated from share capital only when there was an outstanding obligation to incur eligible expenditures and to renounce them to investors on the Transition Date.

The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS in the presentation of prior periods.

An explanation of how the transition from GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(a)	Reconciliation of statement of financial position

As at April 1, 2010	GAAP	Flow through	Mineral	Reclassify	Opening IFRS
		shares	exploration	per	statement of
		note 16(d)	tax credit	note 16(f)	financial
			note 16(e)		position
ASSETS
Current assets
Cash and equivalents	$4,310,460	$–	$–	$–	$4,310,460
Amounts receivable and other assets	162,223	–	–	–	162,223
Marketable securities	45,376	–	–	–	45,376
Balance due from related party	29,870	–	–	–	29,870
Total current assets	4,547,929	–	–	–	4,547,929

Non–current assets
Restricted cash and other	102,095	–	–	–	102,095
Amount receivable	–	–	1,625,082	–	1,625,082
Mineral properties and equipment	37,865	–	–	–	37,865
Total non–current assets	139,960		1,625,082	–	1,765,042
Total assets	$4,687,889	$–	$1,625,082	–	$6,312,971

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$32,999	$–	$–	$–	$32,999
Total current liabilities	32,999	–	–	–	32,999

Share capital	36,474,363	–	–	–	36,474,363
Contributed surplus	1,852,377	–	–	(1,852,377)	–
Accumulated other comprehensive income	(2,625)	–	–	2,625	–
Reserves	–	–	–	1,849,752	1,849,752
Accumulated deficit	(33,669,225)	–	1,625,082	–	(32,044,143)
Total shareholders' equity	4,654,890	–	1,625,082	–	6,279,972
Total shareholders' equity and liabilities	$4,687,889	$–	$1,625,082	$–	$6,312,971

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2011	GAAP	Flow through	Mineral	Reclassify	IFRS
		shares	exploration	per
		note 16(d)	tax credit	note 16(f)
			note 16(e)
ASSETS
Current assets
Cash and cash equivalents	$6,811,177	$–	$–	$–	$6,811,177
Amounts receivable and other assets	1,197,540	–	–	–	1,197,540
Marketable securities	113,750	–	–	–	113,750
Balance due from related party	57,632	–	–	–	57,632
Total current assets	8,180,099	–	–	–	8,180,099

Non–current assets
Restricted cash	162,095	–	–	–	162,095
Amount receivable	–	–	1,180,013	–	1,180,013
Mineral properties and equipment	27,515	–	–	–	27,515
Total non–current assets	189,610	–	1,180,013	–	1,369,623
Total assets	$8,369,709	$–	$1,180,013	–	$9,549,722

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$64,995	$–	$–	$–	$64,995
Flow–through share premium	–	595,000	–	–	595,000
Total current liabilities	64,995	595,000	–	–	659,995

Share capital	46,352,087	(870,000)	–	–	45,482,087
Contributed surplus	1,852,377	–	–	(1,852,377)	–
Accumulated other comprehensive income	65,749	–		(65,749)	–
Reserves	–	–	–	1,918,126	1,918,126
Accumulated deficit	(39,965,499)	275,000	1,180,013	–	(38,510,486)
Total shareholders' equity	8,304,714	(595,000)	1,180,013	–	8,889,727
Total shareholders' equity and liabilities	$8,369,709	$–	$1,180,013	–	$9,549,722

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Reconciliation of statement of comprehensive loss

Year ended March 31, 2011	GAAP	Flow through	METC	IFRS
		shares	note 16(e)
		note 16(d)
Expenses
Exploration	$5,039,366	$–	$445,069	$5,484,435
Depreciation	11,791	–	–	11,791
Legal, accounting and audit	85,735	–	–	85,735
Office and administration	889,841	–	–	889,841
Shareholder communication	174,878	–	–	174,878
Travel	77,146	–	–	77,146
Trust and filing	33,422	–	–	33,422
	6,312,179	–	445,069	6,757,248

Foreign exchange gain	(115)	–	–	(115)
Interest and other income	(63,470)	–	–	(63,470)
Interest expense	500	–	–	500
Premium on flow through shares	–	(275,000)	–	(275,000)
Provision for bad debt	29,067	–	–	29,067
Tax related to flow through shares	18,113	–	–	18,113
Loss for the year	$6,296,274	$(275,000)	$445,069	$6,466,343
Net change in fair value of available– for–sale financial assets, net of tax	(68,374)	–	–	(68,374)
Total comprehensive loss for the year	$6,227,900	$(275,000)	$445,069	$6,397,969

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Reconciliation of statement of cash flows

Year ended March 31, 2011		Flow-through		Reclassify
		shares	METC	per
	GAAP	note 16(d)	note 16(e)	note 16(f)	IFRS
Operating activities
Loss for the year	$(6,296,274)	$275,000	$(445,069)	$–	$(6,466,343)
Depreciation	11,791	–	–	–	11,791
Foreign exchange loss	(18)	–	–	–	(18)
Interest income	–	–	–	(63,470)	(63,470)
Interest expense	–	–	–	500	500
Provision for bad debt	29,067	–	–	–	29,067
Amounts payable and accrued liabilities	31,996	–	–	–	31,996
Amounts receivable and other assets	(1,064,384)	–	–	–	(1,064,384)
Amounts receivable long term	–	–	445,069	–	445,069
Balance due from related party	(27,762)	–	–	–	(27,762)
Flow-through share premium	–	(275,000)	–	–	(275,000)
Net cash used in operating activities	(7,315,584)	–	–	(62,970)	(7,378,554)
Investing activities
Restricted cash and other	(60,000)	–	–	–	(60,000)
Purchase of equipment	(1,441)	–	–	–	(1,441)
Interest income	–	–	–	63,470	63,470
Net cash provided by investing activities	(61,441)	–	–	63,470	2,029
Financing activities
Proceed of issuance of shares	9,877,724	–	–	–	9,877,724
Payment of interest on the promissory note	–	–	–	(500)	(500)
Net cash provided by financing activities	9,877,724	–	–	(500)	9,877,224
Net decrease in cash and cash equivalents	2,500,699	–	–	–	2,500,699
Effect of exchange rate fluctuations on cash held	18	–	–	–	18
Cash and cash equivalents at beginning of the year	4,310,460	–	–	–	4,310,460
Cash and cash equivalents at end of the year	$6,811,177	$–	$–	$–	$6,811,177

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Flow–through shares

In order to raise funds for mineral exploration activities, the Company enters into flow– through share agreements whereby the Company agrees to transfer the rights to income tax deductions related to exploration expenditures to the flow–through shareholders. Under Canadian GAAP, the Company recorded total proceeds from the issuance of flow–through shares as share capital. Under IFRS, share capital is recorded at the trading value of non– flow–through common shares and the excess of the proceeds over the trading value of non– flow–through shares is recorded as a deferred charge, which is proportionally credited to profit or loss as the eligible expenditures are incurred.

The new accounting policy for recording the issuance of flow–through shares has been adopted effective April 1, 2011 and balances at March 31, 2011 have been restated. The issuance of flow–though shares in December 2010 resulted in the recording of a flow– through share premium, and a reduction in share capital, of $870,000. During the year ended March 31, 2011, the Company credited $275,000 of flow–through share premium to earnings. This resulted in a net decrease of $595,000 in shareholders' equity at March 31, 2011 and a decrease in loss of $275,000. During the year ended March 31, 2012, the Company credited the remaining $595,000 of flow-through share premium to earnings.

Balances at April 1, 2010 have not been restated as the Company has determined that there was no outstanding flow–through share premium on the Transition Date.

(e)	Mineral Exploration Tax Credit

Prior to the conversion to IFRS, the Company credited METC refunds to exploration expenses when the proceeds were actually received, or when received subsequent to the balance sheet date prior to the issuance of the financial statements. Under IFRS, METC refunds are recognized using the cost reduction method and credited to exploration expenses when there is reasonable expectation of their recovery.

The new accounting policy has been adopted effective April 1, 2011 and shareholders' equity on the Transition Date has been restated. The amount of METC receivable on the Transition Date was estimated at $1,625,082 and has been recorded as an increase in the shareholders' equity. During the year ended March 31, 2011, the amount of METC recorded prior to the adoption of IFRS totaled $1,127,201. Upon adoption of IFRS, this amount was reversed as it pertained to prior years and $682,132 was recorded in respect METC relating to the year ended March 31, 2011, resulting in net increase of $445,069 in loss for the year ended March 31, 2011. The increase in the shareholders' equity is in addition to the accrual of METC on the Transition Date.

(f)	Reclassification within statements of financial position and the statements of cash flow

The contributed surplus and accumulated other comprehensive income are presented as reserve under IFRS Interest income was classified as investing activites under IFRS while it was presented as an operating activity under Canadian GAAP.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

17.	SUBSEQUENT EVENT

a)	Effective May 22, 2012, the participating interest of Newton Gold in the Newton Joint Venture was converted to a 5% net profits interest in accordance with the terms of the Newton JV Agreement between the Company and Newton Gold. The Newton JV Agreement was terminated. This was accounted as an adjusting subsequent event and was reflected in the financial statements as of March 31, 2012.

b)

Subsequent to March 31, 2012, the Company entered into an agreement with Metal Mountain Resources Inc., whereby the Company acquired a 100% interest in the Silver Vista property by making a cash payment of $800,000.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit
Number	Description of Exhibit
1.1	Articles of Amarc Resources Ltd., as amended(1)
4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004(2)
4.2	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008 and amended 2010(2)
11.1	Code of Ethics(2)
(1)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.
(2)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Paul Mann

PAUL MANN, CA
Chief Financial Officer
DATED: July 30, 2012