Form 20-F
period 2013-03-31
AMARC RESOURCES LTD
filed 2013-07-30
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Paul Mann, Chief Financial Officer
Facsimile No.: 604-684-8092
15th Floor, 1040 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4H8
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
138,624,061 common shares as of March 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes[ x ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] Yes[ x ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ x ] Yes[ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ ] Yes[ ] No

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
[ ] Yes[ x ] No

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

Except as noted, the information set forth in this Annual Report is as of July 24, 2013 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Epithermal Deposit	Gold, gold-silver or silver, some also include important base metals, occurring as narrow vein to large low grade disseminated deposits.

Induced Polarization ("IP") Survey

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

Mineral Symbols

As – arsenic; Au – gold; Ag – silver; Cu – copper; Fe – iron; Hg – mercury; Mo – molybdenum; Na – sodium; Ni – nickel; O – oxygen; Pd – palladium; Pt – platinum; Pb – lead; S – sulphur; Sb – antimony; Zn – zinc.

Net Smelter Return (NSR)	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.

Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet-hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.

Skarn Deposit	Mineral deposit most commonly formed at the contact zone between granitic intrusions and carbonate sedimentary rocks.

Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated. Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements". Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as "anticipates", "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. The forward-looking statements, including the statements contained in Item 3.D "Risk Factors", Item 4.B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such statements. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for the Company's exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical facts.

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

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.	ADVISORS

Not applicable.

C.	AUDITORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Amarc extracted from the Company's audited financial statements for the fiscal years ended March 31, 2013, 2012 and 2011. The data should be read in conjunction with the Company's audited financial statements for the fiscal years ended March 31, 2013 and 2012 included as an exhibit in this annual report.

The following table is derived from the financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards ("IFRS") and International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's fiscal years ended March 31, 2013, 2012 and 2011.

The following selected financial data is presented in thousands of Canadian Dollars.

Statement of Financial Position Data

(C$000)	2013	2012	2011
Equipment, net	$1	$2	$28
Total assets	7,644	18,176	9,550
Total liabilities	460	961	660
Working capital	5,633	16,224	7,520
Share capital	58,756	58,741	45,482
Reserve	4,937	4,558	1,918
Accumulated deficit	(56,509)	(46,083)	(38,510)
Net assets	7,184	17,216	8,890
Shareholders' equity	7,184	17,216	8,890

Statement of Comprehensive Loss Data

(C$000, except per share amounts)	2013	2012	2011
Interest and other income	$(129)	$(83)	$(63)
General and administrative expenses	1,823	1,752	1,273
Exploration expenditures	8,422	6,660	5,484
Share-based payments	434	800	–
Other	6	(147)	47
Gain on sale of mineral property	–	(679)	–
Flow-through shares premium	(130)	(730)	(275)
Net loss for the year	10,426	7,573	6,466
Other comprehensive loss (income)	55	(15)	(68)
Total comprehensive loss	10,481	7,558	6,398
Basic and diluted net loss per share	$0.08	$0.07	$0.07
Weighted average number of common shares outstanding	138,602,746	102,759,226	89,132,492

Pursuant to SEC Release No. 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards without Reconciliation to U.S. GAAP", the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Currency and Exchange Rates

On July 24, 2013, the rate of exchange of the Canadian Dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.0298. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31
	(Canadian Dollar per U.S. Dollar)
	2013	2012	2011	2010	2009
End of period	$1.0156	$0.9991	$0.9718	$1.0156	$1.2602
Average for the period	$1.0013	$0.9930	$1.0197	$1.1240	$1.1347
High for the period	$1.0418	$1.0604	$1.0778	$1.2643	$1.3000
Low for the period	$0.9710	$0.9449	$0.9686	$1.0113	$0.9844

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2013 (to July 24, 2013)	$1.0576	$1.0298
June 2013	$1.0532	$1.0170
May 2013	$1.0371	$1.0023
April 2013	$1.0270	$1.0072
March 2013	$1.0314	$1.0156

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

The Company Does Not Currently Have Any Properties On Which Mineral Reserves Have Been Outlined.

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

The Company may be subject to land claims by aboriginal groups. Some of Amarc's properties are located near First Nations communities, and the exploration and development of these properties may be subject to aboriginal rights and title, and opposition by First Nations communities.

If it is determined that First Nations have aboriginal rights in the area the Company would enter into consultation with them and potentially, agreements generally referred to as Impact Benefits Agreements ("IBA") would be negotiated if a project entered into the development stage.

The Company may be required to enter into IBAs or other agreements with such First Nations in order to explore or develop properties, which may reduce expected earnings from future production.

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

Although at March 31, 2013 the Company had working capital of approximately $5.6 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

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

The Company's Shareholders Could Face Significant Potential Equity Dilution.

As of July 24, 2013, Amarc had approximately 5.4 million share purchase options outstanding. Amarc has a share purchase option plan which allows the management to issue options to its employees and non-employees based on the policies of the Company. If further options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

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

ITEM 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

British Columbia Mineral Tenure

On January 12, 2005, the Province of British Columbia adopted an on-line mineral tenure system that includes mineral tenure acquisition and tenure maintenance procedures, as well as a method of converting previous format claims (legacy claims) to new format claims (cell claims). All of the Company's mineral tenures have been converted to cell claims resulting in new tenure numbers and marginally larger claim boundaries. The mineral claims are maintained through the completion of exploration activities referred to as "Assessment Work". The financial requirements related to this exploration work are stated as $5 per hectare per year during the first two years following location of the mineral claim, $10 per hectare per year during the third and fourth years, $15 per hectare per year during the fifth and sixth years, and $20 per hectare per year for subsequent years. If the Assessment Work is not completed, the mineral claims may be maintained by a cash payment, but if this payment is not made before the forfeiture date, the tenure is relinquished. The required payment to maintain a mineral claim for one year is double the value of the Assessment Work for the particular year One other type of mineral tenure exists, called crown-granted mineral claims, on which the perimeter has been physically surveyed. Crown-granted mineral claims are maintained by paying taxes on an annual basis. Unlike mineral claims, the taxes can be paid late with penalties and interest. If the taxes remain unpaid after a specified period of time, the claims will revert to the Crown and will be subsequently made available for acquisition by normal procedures.

Environmental Matters

Environmental matters related to mineral exploration companies in British Columbia are administered by the Ministry of Energy and Mines. The Company files notice of its work programs with the Ministry, and a bond is determined that will set aside sufficient cash to reclaim the exploration sites to their pre-exploration land use. Typically, no bond is required for exploration activities such as surface geological and geochemical surveys. However, a bond is required for activities such as machine work including drilling and also for blasting. The required reclamation involves leaving the site in an environmentally stable condition and grooming the sites to prevent forest fire hazards.

Mineral Properties and Exploration Activities and Plans

Amarc has assembled a capable and experienced mineral exploration team to achieve its objective of discovering and developing a major metal mine in British Columbia.

The Company is focused on mineral exploration in central and northern British Columbia ("BC") at the ZNT and Galaxie properties which are being explored under an option and joint venture agreement with Quartz Mountain Resources Ltd. ("Quartz Mountain"); its 100%-owned Silver Vista silver-copper property; its 100%-owned Galileo property; and the 100%-owned Newton gold discovery. The Company continues to monitor mineral developments throughout BC with a view to potentially making additional value-adding project acquisitions.

Amarc has the right to acquire up to a 60% interest in the ZNT and Galaxie properties, which hold significant exploration potential. At ZNT, initial geochemical and geophysical surveys have defined a new and unusually strong silver and multi-element target for ground follow-up in 2013.

On the Galaxie property, integrated field surveys have identified new porphyry copper targets and a skarn silver target for follow-up. Of particular interest is the Hotai porphyry copper prospect where three discrete and large-scale IP geophysics chargeability anomalies lying beneath cover, which are co-incident with compelling magnetic features, have been defined. Targets have been prioritized for ground follow-up in 2013.

The Galaxie property also hosts the Gnat porphyry copper deposit that was initially outlined with drilling by prior operators in the 1960s to 1970s and remains open to expansion. A first phase two hole drill program to test newly identified potential extensions of the Gnat system to depth was completed in late December 2012. Although the drilling confirmed the presence of mineralization at depth returning intervals of, for example, 55.7 metres at 0.44% copper and 91.0 metres at 0.37% copper, the potential depth extension was found to be limited by a previously undefined fault. Integration of geological information and assay data received from the two 2012 drill holes with other exploration data will inform management's plans for further exploration of the Gnat deposit area.

Amarc has acquired a 100% interest in the MR zone on the Silver Vista property which has the potential to host a significant bulk tonnage silver-copper discovery. In addition, Amarc has staked approximately 720 square kilometres of mineral claims in the region to cover prospective host rocks and geochemical anomalies. Comprehensive geochemical and geophysical surveys have been completed by the Company over Silver Vista. Drill targets have been refined at the MR Zone, while elsewhere on the Silver Vista claim block additional prospective areas for MR-style silver-copper mineralization, as well as porphyry-style copper-molybdenum mineralization have been defined. Targets have been prioritized for ground follow-up in 2013.

Amarc's prospective 1,138 square kilometre Galileo claim package lies 16 kilometres west of New Gold Inc.'s Blackwater gold deposit. Extensive airborne and ground-based IP surveys have identified four high quality anomalies potentially representing important sulphide systems for testing.

At the Newton discovery, gold mineralization is similar in age and geological characteristics to the mineralization at the Blackwater gold deposit. Amarc has completed an initial mineral resource estimate based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012. It confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion (further details are provided in the property section below).

Amarc is actively working to establish positive relationships with local First Nations and other communities in the areas of all its projects.

The ZNT Property

Amarc has a right to earn up to a 60% interest in the approximately 389 square kilometre ZNT project, which is located in central BC some 15 kilometres southeast of the town of Smithers. This exploration property was staked on the basis of significant zinc concentrations in regional till samples as reported by Geoscience BC1. In late 2012, approximately 2,400 grid soil geochemical samples were collected and 20 line kilometres of IP ground geophysical surveying was completed. These initial exploration activities defined a new and unusually strong silver and multi-element-in-soils anomaly measuring 1.8 kilometres by 1.2 kilometres, within a more extensive and open-ended anomalous trend. This significant silver anomaly is, in part, coincident with an extensive IP geophysical chargeability anomaly indicating the presence of an important scale mineralizing system. Targets have been delineated for ground follow-up in 2013. A permit to trench and drill has been acquired.

The area of the ZNT property is characterized by gentle topography, easy access and other characteristics favourable to project development. The region is well-served by existing transportation and power infrastructure, and is connected via the Canadian National Railway and Highway 16 at Houston to the deep-water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration and mining industry in the region.

The team is actively working to establish positive relationships with local First Nations and other communities in the area of ZNT.

The Galaxie Property

Amarc has a right to earn up to a 60% interest in the approximately 1,200 square kilometre Galaxie property, located in northern BC. The Galaxie property holds significant exploration potential, and includes the Gnat porphyry copper deposit.

Geologically, the Galaxie property is located within the well-endowed Stikine Terrane, which is host to a number of important copper-gold deposits with substantial mineral resources held by other operators. These include the Red Chris porphyry deposit, located 42 kilometres south of Galaxie where a mine is currently under construction, and also the Schaft Creek, Galore and Kerr-Sulphurets-Mitchell-Snowfield deposits.

In late 2012, exploration programs over five precious and base metal targets were completed. Integrated field surveys included the collection of 6,155 grid soil geochemical samples and completion of approximately 290 line kilometres of IP geophysical surveys. Several compelling porphyry copper targets and a silver skarn target are being prioritized for ground follow-up and drill testing.

_____________________________________
1 Geoscience BC is an industry-led, not-for-profit, applied geoscience organization

Of particular interest are the Hotai and Hu porphyry copper and the Silver Lode skarn silver targets. The Hotai prospect, located in the southern part of the Galaxie property, is largely covered by glacial sediments. Three discrete and large-scale IP chargeability anomalies lying beneath cover have been defined. The southern most of these chargeability anomalies occurs over 750 metres by 1,700 metres and is coincident with a positive magnetic feature. A diorite outcrop peripheral to this chargeability anomaly hosts copper-bearing quartz veinlets. The second chargeability target to the north measures approximately 1,100 metres by 1,700 metres and is coincident with a pronounced annular magnetic high feature with a central magnetic low, a type of magnetic feature that is classically associated with porphyry copper deposits. In addition, a third potential mineralized system occurs to the northeast of these two target areas, where a significant copper and multi-element-in-soils anomaly exists over 1,000 metres by 1,750 metres. This target is associated with a strong IP chargeability anomaly. Ground follow-up of the Hotai targets is planned for 2013.

At Hu, located in the northwest portion of the Galaxie property, a copper and multi-element-in-soils anomaly is coincident with a 750 metre by 1,200 metre IP chargeability anomaly. Chalcopyrite-rich veins hosted by andesitic volcanics rocks have been observed along the flanks of the anomalous zone. Finally, at the Silver Lode target area, located approximately eight kilometres north of Hotai, a significant and coincident geochemical-geophysical anomaly has been identified, again covered by glacial debris. An IP chargeability anomaly approximately 500 metres in diameter is associated with exceptionally strong silver concentrations in stream sediment geochemical samples, as well as a significant silver and multi-element-in-soils anomaly over the target. Outcrop in the general area indicates a broad zone of skarn-altered calcareous volcaniclastic and sedimentary rocks. A broad IP chargeability feature lying under cover, continues southward from the Silver Lode skarn target for some two kilometres and may represent an extension to the known skarn target.

In addition, historical exploration at Galaxie, including geological, geochemical and geochemical surveys, as well as trenching and drilling, identified several copper occurrences, including the Gnat porphyry deposit for which a historical estimate of "indicated reserves" was completed by a previous operator in 1972.

Information from the historical drilling of the Gnat deposit area illustrates that the copper mineralization potentially remains open to expansion, including to depth. An IP ground geophysical survey completed during 2012 over the immediate deposit area, combined with the re-logging of historical drill core, has refined targets. A first phase drill test of this target, comprising 1,164 metres in two drill holes was completed in late 2012. Significant intercepts from the two drill holes completed are summarized in the Table of Assay Results below.

GNAT DEPOSIT
TABLE OF ASSAY RESULTS

Drill Hole ID	Including	From (m)	To (m)	Int. (m)	Cu %	Au (g/t)	Ag (g/t)
GT12001		44.0	73.0	29.0	0.31	0.02	0.7
		95.0	244.0	149.0	0.28	0.02	0.2
	including	181.3	244.0	62.7	0.37	0.03	0.2
		360.0	415.7	55.7	0.44	0.02	1.1
		487.0	508.2	21.2	0.35	0.06	0.9

GT12002		41.0	68.0	27.0	0.20	0.10	0.1
		94.0	185.0	91.0	0.37	0.04	0.7
	including	152.0	185.0	33.0	0.52	0.03	0.7

Notes

Widths reported are drill widths, such that true thicknesses are unknown.
All assay intervals represent length weighted averages.

Hole GT12001 encountered mineralization below the historical resource, including 55.7 metres grading 0.44% copper intercepted from 360.0 metres below surface. Located in the northern sector of the Gnat deposit, hole GT12001 indicates the potential to extend the known porphyry copper system to the west and northwest, and to depth.

Geological information from GT12002 drilled to test the southern sector of the deposit to depth indicates that mineralization is limited vertically by a previously undefined fault, which has brought older mineralized rocks over younger unmineralized rocks. The technical team is currently integrating geological information and assay data received from the initial two drill holes with other exploration data to inform management's plans for further exploration of the Gnat deposit area.

The Galaxie Project is located some eight kilometres south of Dease Lake, BC, within a region where mining and mineral exploration is the principal industry. The district is well-served by an existing transportation system, a developing power infrastructure, and a skilled workforce. Highway 37 passes through the center of the Galaxie Project and provides year-around direct access to the Gnat deposit, which is located in an area of flat to gently rolling topography. Construction of BC Hydro's $700-million Northwest Transmission Line project has commenced, which is to include a new 287-kV transmission line to a new substation near Bob Quinn Lake, approximately 180 kilometres by road south of Dease Lake. The Northwest Transmission Line is scheduled to connect in early 2014 to the Red Chris copper-gold porphyry mine development project 42 kilometres south of Galaxie.

The team is actively working to establish positive relationships with local First Nations and other communities in the area of Galaxie.

Galaxie and ZNT Properties Agreement

The Company entered into a Letter Agreement with Quartz Mountain dated effective November 1, 2012 ("Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"), located in northern and central BC. Quartz Mountain is publicly listed company with certain directors in common with the Company.

Pursuant to the Letter Agreement Amarc acquired an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain, and by funding an additional $1 million in exploration expenditures relating to the Galaxie property prior to December 31, 2012. On December 31, 2012 the jointly controlled "Galaxie ZNT Project" was formed, in which Amarc obtained an initial ownership interest of 40%. This strategic investment provides Amarc with a cost effective opportunity to participate in projects with strong drill targets.

Under the terms of the Letter Agreement, Amarc had an option to increase its ownership interest in the Galaxie ZNT Project from 40% to 50% by funding a further $1 million of exploration expenditures on or before September 30, 2013. On June 26, 2013, the Company entered into an amendment agreement (the "Amendment") whereby, among other things, the Galaxie ZNT Project will be divided into two separate joint ventures, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint venture will continue to be governed by the terms of the previously executed agreement.

Under the Amendment, Amarc has an option, until October 31, 2013, to increase its interest in each of the ZNT Joint Venture and the Galaxie Joint Venture from its current 40% interest to a 60% ownership interest by funding exploration expenditures of $210,000 and $235,000, respectively.

Amarc has been appointed manager of both joint ventures.

Quartz Mountain has also transferred to the Galaxie Joint Venture its obligation under a convertible debenture security issued to a former owner of the Gnat property. The Gnat property is subject to a 1% net smelter returns royalty, capped at aggregate payment of $7.5 million, retained by an arm's length party.

Effective July 17, 2013, Quartz Mountain and the holder of the debenture entered into an agreement to amend the debenture whereby, among other things, the amount of the debenture was reduced to $600,000, the interest rate was increased to 10%, and the maturity date was extended to October 31, 2014.

Hotai Property Agreement

In July 2012, Quartz Mountain, through a mineral property sale and purchase agreement, acquired a 100% interest in nine mineral claims covering approximately 38 square kilometres that are adjacent to, and now form part of the Galaxie Project (the "Hotai Claims") from Crucible Resources Ltd. and Michael Rowley (together, the "Hotai Vendors") (the "Hotai Agreement") dated as of July 27, 2012.

Pursuant to the terms of the Hotai Agreement, the consideration payable by Quartz Mountain to the Hotai Vendors in aggregate consists of:

1.

on the closing date, $5,000 payable in cash and $5,000 payable by the issuance of shares in the capital of Quartz Mountain (paid) and the issuance of a 2% NSR royalty which is capped at $5,000,000 (issued);

2.	on August 23, 2013, $10,000 payable in cash and $10,000 payable by the issuance of shares in the capital of Quartz Mountain; and

3.	on August 23, 2014 and August 23, 2015 $20,000 payable in cash and $20,000 payable by the issuance of shares in the capital of Quartz Mountain.

Quartz Mountain is required to incur staged expenditures on the Hotai Claims of at least $1 million prior to August 23, 2015. Quartz Mountain is also required to pay the Hotai Vendors a 2% NSR royalty on the Hotai Claims, up to a maximum of $5 million and with an option to buy out 50% of the royalty in consideration for a cash payment of $1 million.

Under the terms of the Galaxie Joint Venture, and in order to maintain its interest, Amarc is liable for its proportional share of any cash payments and share issuances incurred after November 1, 2012.

The Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre MR Zone on the Silver Vista property, located in west-central BC. Previous exploration at the MR Zone indicates the potential for a significant bulk tonnage silver-copper discovery. In addition, Amarc has staked approximately 720 square kilometres of mineral claims in the region to cover prospective host rocks. Results from comprehensive geochemical surveys over the MR Zone have defined a strong silver with copper-in-soils anomaly, which now extends over an area of approximately 1.2 kilometres by 1.4 kilometres. This expanded target area includes a 600 metre long zone of known mineralization defined by historic drilling that remains open laterally and to depth. Targets have been delineated for drill testing in 2013. Permits to trench and drill have been obtained.

The historical drilling, located at the northern end of the MR Zone, resulted in nine of 14 shallow core holes drilled, intercepting significant intervals of disseminated silver and copper mineralization (reported to be native silver and chalcocite) hosted by sedimentary rocks. Intercepts included 36.6 metres at 32.3 g/t silver and 0.50% copper including 3.5 metres at 163.9 g/t silver and 3.03% copper; 45.5 metres at 45.4 g/t silver and 0.06% copper; and 63.1 metres at 40.1 g/t silver and 0.11% copper. In addition, some of the holes bottomed in mineralization.

In 2012, Amarc completed 2,700 line kilometres of helicopter-borne magnetic geophysical surveys, 700 silt geochemical samples, 175 rock geochemical samples and approximately 6,700 grid soil geochemical samples over both the MR Zone and the 720 square kilometres of mineral claims in the Silver Vista region.

The Company believes that Silver Vista has potential to host important bulk tonnage silver mineralization, similar to the Montanore deposit in Montana.

Elsewhere on the Silver Vista claim block, geophysical and geochemical surveys have defined additional prospective areas for MR-style silver-copper mineralization, as well as porphyry-style copper-molybdenum mineralization. Targets have been prioritized for ground follow-up in 2013.

The Silver Vista property is located approximately 55 kilometres northeast of the town of Smithers, and 300 kilometres northwest of northern BC's regional hub city of Prince George. The project is characterized by gentle topography, easy access and other characteristics favourable to project development. The region is well-served by existing transportation and power infrastructure, and is connected via the Canadian National Railway and Highway 16 at Smithers to the deep-water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration and mining industry in the region.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the area of the Silver Vista Property.

Silver Vista (MR Zone) Property Agreement

In July 2012 Amarc acquired 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property from Metal Mountain Resources Inc. for $800,000. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

Babine North Property Agreement

In October 2012, the Company entered into an option agreement with an arm's length party, whereby the Company was granted an option (the "Babine North Option") to acquire a 100% interest in eight mineral claims comprising approximately 35 square kilometres internal and adjacent to its Silver Vista property. The Company can acquire a 100% interest in the property by issuing a total of 200,000 common shares in its capital, making cash payments in the aggregate amount of $130,000 and expending a total of $630,000 on the property over a six year period.

The mineral claims as defined in the Babine North Property Agreement are subject to a 2% NSR to be retained by the optionor. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%). The remaining 1% of the royalty is capped at $5,000,000.

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the approximately 1,400 square kilometre Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo, the results of more than 230 line kilometres of IP ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

At the Hubble property, located approximately 35 kilometres northeast of New Gold's Blackwater deposit, an initial 700 metre diamond drill program completed last year tested a three square kilometre chargeability anomaly defined by IP ground geophysical surveys. The drilling encountered broad intervals of pyrite-bearing lithologies but no economic mineralization.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold-silver deposit.

Amarc's Blackwater District Properties lie approximately 135 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the area of its Blackwater District Properties.

The Franklin Property

In March 2012, Amarc acquired by purchase agreement the approximately 5 square kilometre Franklin exploration property. The Franklin property lies 17 kilometres north of New Gold's Blackwater deposit.

Franklin Agreement

Amarc holds 100% of the mineral property interest in the approximately 5 square kilometre Franklin property, which was acquired in April 2012 for total consideration of $13,900 comprising a cash payment of $10,000 and the issuance of 10,000 common shares.

The Hubble East Property

In December 2011, Amarc acquired by purchase agreement the 70 square kilometre Hubble East exploration property. Hubble East is included within the 100% Amarc owned Hubble Property.

Hubble East Agreement

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc.

The Blackwater South Property

In September 2011, Amarc acquired by option agreement the 49 square kilometre Blackwater South exploration property. The Blackwater South property, which lies directly to the south of Silver Quest's 3T's vein gold deposit, is included within Amarc's 100% owned Galileo Property.

Blackwater South Agreement

In September 2011, Amarc entered into an option agreement with an arm's length individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property. Amarc can acquire its interest in the Blackwater South property by making cash payments of $35,000 and issuing 140,000 common shares over two years and expending $100,000 in exploration expenditures over a three year period.

The mineral claims as defined in the Blackwater South option agreement are subject to a 2% NSR to be retained by the Optionor. By making a cash payment of $1 million at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5 million.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and has conducted exploration and delineation drilling at the deposit since that time.

An initial mineral resource estimate announced in September, 2012, based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This section also uses the term "inferred mineral resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

Newton Gold Project – Inferred Mineral Resources

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.

CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.

3.	Bulk density is 2.71 tonnes per cubic metre.

4.	Numbers may not add due to rounding.

5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton estimate was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive plus-seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating high potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC held by other companies, including the important Blackwater, Brucejack and Snowfields deposits.

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

Amarc's Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties have worked together in a diligent manner in order to develop a positive work relationship.

Newton Property Agreement

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

A $4.9 million exploration program budget was approved, executed, and completed by the Newton Joint Venture during the latter half of calendar 2011 and the beginning of calendar 2012. In January 2012, a further $4.4 million program and budget was approved by the Newton Joint Venture in relation to the ongoing delineation drilling.

On March 1, 2012, Newton Gold ceased funding the Newton Joint Venture. Consequently, expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

In May 2012, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc now holds a 100% interest in the Newton Property.

The mineral claims defined in the Underlying Agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

The Tulox Property

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometres acquired over the period from 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

The Tulox Property Agreement

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Tulox Property for consideration of 1,525,000 Tulox common shares and by incurring $1 million in expenditures on the Tulox Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1 million in expenditures on the property on or before August 1, 2013. In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was amended in December 2011 and further amended in January 2013. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Tulox Property by spending a total of $2,000,000 in exploration expenses on the Tulox Property and issuing a total of 2,200,000 common shares in its capital to Amarc in tranches ending December 2015.

To March 31, 2013, the Company had received $10,000 cash and 1,225,000 common shares (775,000 Tulox common shares under the original agreement and 450,000 Newlox common shares under the amended option agreement).

Under the agreement, the Company is entitled to receive a 3% NSR following the commencement of commercial production on the Tulox Property. In addition, the Company has a "back–in right" whereby the Company can acquire a 60% interest in the Tulox Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10 million of exploration expenditures. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

C.	Organizational Structure

The Company has no subsidiaries.

D.	Property, Plant and Equipment

All of the Company's active properties are located in British Columbia. The nature of the Company's interests in various mineral properties is described above (see Item 4B – Business Overview). None of the properties have any material tangible fixed assets located thereon. The locations of the currently active properties and details of mineral exploration claims within British Columbia are shown on the map and claim table respectively below.

Location of the Newton, Galileo, ZNT, Silver Vista, and Galaxie/GNAT Properties.

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
682003, , 682004, 682024, 682025, 682043, 682044, 682063, 682065, 682089, 682094,
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
682324, 682327, 682330, 682332, 682334, 682335, 682336, 682337, 682338, 682343,
682344, 682345, 682346, 682347, 682348, 682349, 682350, 682351, 682352, 682353,
682354, 682363, 682364, 682365, 682366, 682367, 682368, 682369, 682370, 682371,
682372, 682373, 682374, 682375, 682376, 682377, 682384, 682404, 682406, 682407,
682414, 682417, 682423, 682424, 682426, 682428, 682444, 682464, 682484, 682503,
682506, 682511, 682514, 682515, 682520, 682604, 682610, 682611, 682615, 682616,
682621, 685683, 685684, 685685, 685686, 685687, 685703, 685704, 685705, 685706,
685707, 685708, 685709, 685723, 685724, 685743, 685763, 685764, 685765, 685767,
	685783, 685784, 685785, 685786, 685803, 840950, 840951, 840952, 840953	1,238
Franklin	937689, 980743	5
Galileo	705129, 705131, 705132, 705134, 705135, 705136, 705137, 705138, 705139, 705140,
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
705993, 705994, 705995, 705996, 705997, 705998, 705999, 706001, 706002, 706003,
706004, 706005, 706006, 706007, 706008, 706009, 706010, 706012, 706013, 706014,
706015, 706016, 706017, 706018, 706019, 706020, 706021, 706022, 706023, 706024,
706025, 706026, 706027, 706028, 706029, 706030, 706031, 706032, 706033, 706034,
706036, 706038, 706039, 706040, 706041, 706042, 706043, 706045, 706046, 706047,
706048, 706049, 706050, 746802, 746822, 746882, 750962, 753622, 753642, 754922,
754942, 754962, 754982, 763162, 763202, 763222, 763242, 763262, 763282, 763302,
	763322, 763342, 763362, 763382, 763402, 763422, 763442, 763462, 763482, 763502,	1098

Program	Claim Numbers	Size (sq km)
763522, 763542, 763562, 763582, 763602, 763622, 763642, 763662, 763682, 763702,
763722, 763742, 763762, 763782, 763802, 763822, 763842, 763862, 763882, 763902,
763922, 763942, 763962, 763982, 764002, 764022, 764042, 764062, 764082, 764102,
764122, 764142, 764162, 764182, 765302, 765322, 765342, 765362, 765402, 765422,
765442, 765462, 765482, 765502, 765522, 770463, 839518, 840689, 840690, 840691,
840692, 924729, 979332, 979352, 979372, 979392, 979412, 979452, 979472, 979492,
979513, 979532, 979552, 979572, 979612, 979633, 979652, 979672, 979692, 979712,
979752, 979772, 979792, 979812, 979832, 992248, 992263, 995522, 995523, 995524,
995525, 995526, 995562, 995582, 995606, 1010854, 1010860, 1010866, 1010870,
	1010875, 1010880, 1010881, 1010883, 1010884, 1010886, 1010889, 1011020
Hubble	705779, 705780, 705781, 705782, 705783, 705784, 705785, 705786, 705787, 705788, 705789, 705790, 705822, 705823, 705824, 856077, 856079, 856080, 856082, 856083, 896504, 936603, 936604, 936605, 936606, 936607, 936608, 936609, 993663, 993664, 994802, 994803, 994807, 994811, 994812, 994816, 994818, 994819, 994820, 994822, 994824, 994825, 994826, 994842, 994843, 994844, 994862, 994863, 994883, 994902, 1019820	249
Pinchi Gold	556348	1
Rapid	580114, 580119, 580181, 580182, 580314	5
Silver Vista	568283, 568284, 581291, 581292, 581293, 586385, 586388, 586512, 586514, 856399,
856772, 975209, 975229, 975249, 975309, 975329, 981693, 995324, 995325, 995326,
995327, 995328, 995329, 995330, 995331, 995332, 995333, 995334, 995335, 995342,
995362, 995382, 995383, 995384, 995385, 995386, 995387, 995388, 995389, 995390,
995391, 995392, 995393, 995394, 995395, 995396, 995397, 995398, 995399, 995400,
995401, 995402, 995403, 995404, 995405, 995406, 995407, 995408, 995409, 995410,
995411, 995412, 995413, 995414, 995415, 995416, 995417, 995418, 995419, 995420,
995421, 995422, 995423, 995424, 995425, 995426, 995427, 995428, 995429, 995430,
995431, 995432, 995433, 995434, 995435, 995436, 995437, 995438, 995439, 995440,
995441, 995442, 995443, 995444, 995445, 995446, 995447, 995448, 995449, 995450,
995451, 995452, 995453, 995454, 995455, 995456, 995457, 995458, 995459, 995460,
995461, 995462, 995463, 995464, 1011344, 1011447, 1011448, 1011461, 1011462,
1011463, 1011464, 1011465, 1011466, 1011467, 1011468, 1011471, 1011491, 1011492,
	1011493, 1011494, 1011495, 1012157, 1012823, 1012824, 1012825, 1014616	747
Sitlika	544646, 544648, 544649, 545669, 545670, 545672, 574571, 546157, 546160, 544623, 542768, 542769	16
Tulox	519088, 519090, 519420, 519421, 524206, 524207, 530948, 542443, 542488, 542489, 542490	54
Others	545760, 545762, 560228, 560236, 560238, 516565	18

ITEM 4A	UNRESOLVED STAFF COMMENTS

None

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The following discussion should be read in conjunction with the audited annual financial statements for the years ended March 31, 2013 and 2012 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"). These financial statements are the Company's first financial statements prepared in accordance with IFRS. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 2 of the accompanying audited annual financial statements for the years ended March 31, 2013 and 2012.

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates, judgments and assumptions. Such estimates, judgments and assumptions may have a significant impact on the financial statements. These include but are not limited to:

  estimate of the accrual of Mineral Exploration Tax Credits ("METC"), estimate of the flow-through shares premium,
  inputs used in accounting for share-based payments,
  judgments used in determining the classification of the Company's joint arrangement, the determination of categories of financial assets and financial liabilities; and
  the carrying value and recoverability of the Company's marketable securities.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral Exploration Tax Credits ("METC")

When the Company is entitled to receive METC and other government grants, this government assistance is recognized as a cost recovery within exploration expense when there is reasonable assurance of recovery.

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

Flow–through shares are recorded in share capital at the fair value of common shares on date of issue. When flow–through shares are offered, the difference between the fair value of non–flow–through common shares and the amount the investors pay for flow–through shares is recorded as a deferred liability called "flow through share premium". This deferred liability is credited to profit or loss when the eligible expenditures are incurred.

Share–based payment transactions

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees, fair value is measured at the grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black–Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Share–based payment transactions with parties other than employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the entity obtains the goods or the counterparty renders the service.

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

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

  its assets, including its share of any assets held jointly;
  its liabilities, including its share of any liabilities incurred jointly;
  its revenue from the sale of its share of the output of the joint operation; and
  its expenses, including its share of any expenses incurred jointly

Financial assets and financial liabilities

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

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

Year Ended March 31, 2013 ("2013") Versus Year Ended March 31, 2012 ("2012")

The Company recorded a net loss of $10,425,896 for the year ended March 31, 2013, compared to a net loss of $7,572,761 for the prior year.

During the current year, the Company incurred approximately $3 million for interests in mineral properties, including its 40% interest in the Galaxie ZNT Project and a 100% interest in the Silver Vista property. During the prior year, the Company credited the majority of its flow-through share premium to income and recognized a gain on sale of a 20% interest in certain mineral claims to the Newton Joint Venture. These items were the primary contributors to the increase in net loss for the current year.

	Year ended March 31,

	2013		2012
	($ 000's	)	($ 000's	)	Discussion

Exploration expenses	8,422		6,660

Exploration and evaluation expenses were higher during 2013 mainly due to the Company incurring approximately $3 million in mineral property costs, namely $2.26 million for Galaxie ZNT and $0.80 million for Silver Vista.

However, direct exploration activity was higher in 2012, during which time the Company worked primarily on the Newton and Blackwater properties. Although exploration activity at these properties remained high during 2013, the Company's exploration program was focused on more properties during the current year, particularly its Silver Vista property where the Company continues its work program to delineate and develop the property.

Administration expenses	1,823		1,752

The minor increase in administration expenses was mainly due to (1) an increase in administration and stewardship activities associated with maintaining and developing the Company's projects; and (2) an increase in corporate communications and business development activities.

Share-based payments	434		800		During the prior year, the Company granted stock options to its employees and directors.

					The decrease in share-based payments expense during the year was due to the fair value amortization of a fewer number of share purchase options compared to the prior year.

Interest income	(129)		(83)

The increase was due to a higher average cash balance on hand during the year. The Company completed an equity financing transaction in late fiscal 2012 and as a result, a larger portion of interest was earned on the funds during fiscal 2013 compared to fiscal 2012.

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

	Year ended March 31,

	2012		2011
	($ 000's	)	($ 000's	)	Discussion

Exploration expenses (excluding share based payments)	6,660		5,484

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

Administration expenses (excluding share based payments)	1,752		1,273		The increase in administration expenses was mainly due to the generally increased activities of the Company.

Share-based payments	800		–

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

Exploration expenses, before METC–BC, increased to $6,167,000 in fiscal year 2011, compared to $3,447,000 in the previous year. The major exploration expenditures during the year were geological (2011 – $2,719,000; 2010 – $1,755,000), drilling (2011 – $1,256,000; 2010 – $670,000), assay and analysis (2011 – $597,000; 2010 – $252,000), site activities (2011 – $833,000; 2010 – $255,000) and property fees and assessments (2011 – $211,000; 2010 – $75,000).

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

Liquidity

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

As at March 31, 2013, the Company had working capital of $5.6 million compared to working capital of $16.2 million as at March 31, 2012. The decrease in working capital since March 31, 2012 is mainly due to the continued activity in the Company's exploration programs for its various properties as well as ongoing corporate and administrative expenses. The Company's current working capital is sufficient to fund its known commitments due within the next twelve months.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company will continue to advance its exploration projects by finding the right balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents. The Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows is as follows:

	Years ended March 31
	2013	2012	2011
Net cash used in operating activities	$(9,734,672)	$(6,803,756)	$(7,438,554)
Net cash provided by investing activities	$128,881	$160,169	$62,029
Net cash provided by financing activities	$–	$15,307,514	$9,877,224

Operating activities:	Cash used in operating activities was attributable primarily to the Company's ongoing exploration and administration activities.

Investing activities:	Investing activities relate to the receipt of interest on funds held with financial institutions.

Financing activities:	The Company did not have any financing activities during the 2013 fiscal year. During fiscal 2012, the Company completed a private placement of its common shares.

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

Requirement of Financing

Historically, Amarc's sole source of funding has been provided from the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in three of the last four fiscal years pursuant to private placement financings. The Company's ability to obtain additional financing to fund its exploration programs is always uncertain. There can be no assurance of continued access to significant equity funding.

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

Financial Instruments

Amarc keeps its financial instruments primarily denominated in Canadian Dollars with a very small amount held in US Dollars. The Company does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Amarc's current needs are invested in short-term near-cash investments.

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

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Gold	Silver
2008	3.16/lb	871/oz	14.99/oz
2009	2.34/lb	974/oz	14.67/oz
2010	3.42/lb	1,228/oz	20.19/oz
2011	4.00/lb	1,572/oz	35.12/oz
2012	3.61/lb	1,670/oz	31.17/oz
2013 (to July 24, 2013)	3.41/lb	1,487/oz	26.01/oz

Copper prices declined in late 2008 as a result of the global economic downturn but began to recover in 2009. Copper prices generally increased from 2009 until the end of January 2012, with prices reaching as high as US$4.65/lb. Since then, copper prices have declined, trading within a range of approximately US$3.00/lb. and US$4.00/lb.

In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and generally continued to do so until August 2011, where prices reached as high as $1,912/oz. From August 2011 to September 2012, gold prices traded within a range of approximately US$1,500/oz. and US$1,900/oz. Since then, gold prices have declined; the most significant decline has occurred during 2013, with prices reaching as low as US$1,180/oz.

Silver prices were impacted by economic volatility in 2008 and 2009. However, prices increased significantly from September 2010 to April 2011 as prices reached as high as approximately US$50/oz. Since then, prices have been volatile, declining from a high of approximately US$50/oz. to US$18/oz.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2013:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Short-term Debenture	$ 265,129	$ 265,129	$ –	$ –	$ –
Long-Term Debt Obligations	–	–	–	–	–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under IFRS	–	–	–	–	–
Total	$ 265,129	$ 265,129	$ –	$ –	$ –

During the year ended March 31, 2013, the Company entered into an agreement with a related party, Quartz Mountain Resources Ltd. ("Quartz"), to engage in a mineral exploration program for the Galaxie and ZNT properties. Pursuant to the agreement, the jointly controlled Galaxie ZNT Project was formed, in which Amarc obtained an initial ownership interest of 40%. As part of the agreement, Quartz transferred its $650,000 (plus approximately $13,000 in accrued interest) obligation under a debenture security into the Galaxie ZNT Project. Amarc's share of the obligation (40%) represents its proportionate share of the principal sum and accrued interest of the debenture.

The debenture originally bore interest at a rate of 8% per annum (payable quarterly in arrears) and was convertible into common shares of Quartz on or before its maturity date of October 31, 2013. In July 2013, Quartz Mountain and the debentureholder entered into an agreement to amend the debenture whereby, among other things, the amount of the debenture was reduced to $600,000, the interest rate was increased to 10%, and the maturity date was extended to October 31, 2014.

The Company had no long-term debt obligations, no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
Rene G. Carrier	1944	Director	May 2008
David J. Copeland	1948	Director	September 1995
Scott D. Cousens	1964	Director	September 1995
T. Barry Coughlan	1945	Director	February 2009
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Paul S. Mann	1964	Chief Financial Officer	July 2008
Jeffrey R. Mason	1957	Director	September 1995
Diane Nicolson	1965	Executive Vice President	February 2008
Ronald W. Thiessen	1952	President, Chief Executive Officer and Director	September 1995
Trevor Thomas	1967	Secretary	February 2008

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

The following is biographical information on each of the persons listed above.

Rene Carrier – Director

Mr. Carrier has been the President of Euro-American Capital Corporation, a private investment company, since May 1991. He served as Vice-President of Pacific International Securities Inc. where he worked for ten years until 1991. He served as Lead Director of International Royalty Corp. ("IRC") from 2003 to 2010. IRC was a global mineral royalty company engaged in the acquisition and creation of natural resource royalties which was acquired by Royal Gold Inc. for approximately $700 million in 2010. He also served as an independent director of Chartwell Technology Inc. from July 1991 to April 2007.

Mr. Carrier has been and is an officer and/or director of various public companies involved in the mining sector.

Company	Positions Held	From	To
Amarc Resources Ltd. Continental Minerals	Director	May 2008	Present
Corporation	Director	February 2001	April 2011
Curis Resources Ltd.	Director	November 2010	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	February 2010

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2000	December 2011
	President	June 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

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

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	November 1995	April 2011
	President & CEO	January 2008	April 2011
Curis Resources Ltd.	Director	November 2010	Present
	Co-Chairman	September 2012	Present
Farallon Mining Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Heatherdale Resources Ltd.	Director	November 2009	Present
	CEO and President	November 2009	September 2010
Northern Dynasty Minerals Ltd.	Director	June 1996	June 2010
Rathdowney Resources Ltd.	Director & Chairman	December 2011	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	September 2011
Taseko Mines Limited	Director	March 1994	June 2010

Barry Coughlan – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Creso Exploration Inc.	Director	June 2010	Present
Farallon Mining Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	June 2013
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President, CEO and Director	September 1991	February 2010
Northcliff Resources Ltd.	Director	June 2011	Present
Quartz Mountain Resources Ltd.	Director	January 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd.	President and Director	June 1986	Present

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Atlatsa Resources Corporation	Director and Co- Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Curis Resources Ltd.	Director	November 2010	November 2012
	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 2491	April 2007
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	February 2008

Company	Positions Held	From	To
	Chief Financial Officer	September 1998	July 2008
Atlatsa Resources Corporation	Secretary	September 1996	September 2007
	Chief Financial Officer	February 1999	June 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	February 2008
	Secretary	November 1995	February 2008
	Chief Financial Officer	June 1998	February 2008
Detour Gold Corporation	Chief Financial Officer and Secretary	July 2006	December 2007
Farallon Mining Ltd.	Director	August 1994	February 2008
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Northern Dynasty Minerals Ltd.	Director	June 1996	July 2008
	Secretary	June 1996	July 2008
	Chief Financial Officer	June 1998	July 2008
Prophecy Coal Corp.	Chief Financial Officer	November 2012	Present
Prophecy Platinum Corp.	Chief Financial Officer	November 2012	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	February 2008
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	April 2007
Red Eagle Mining Corporation	Director	June 2011	Present
Slater Mining Limited	Director	June 2008	Present
Taseko Mines Limited	Director	February 1994	July 2008
	Secretary	February 1994	June 2008
	Chief Financial Officer	November 1998	June 2008

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation	Director	April 1996	June 2011
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present

Paul S. Mann, CA – Chief Financial Officer

Mr. Mann is a Chartered Accountant, and also holds a BASc in Mechanical Engineering from the University of British Columbia. He has served as Controller at Dayton Mining Corporation, De Beers Canada Mining Inc., Crew Gold and Eldorado Gold, and has international experience in South Africa, Chile, Mexico and China. Mr. Mann has served as Corporate Controller for many of the Hunter Dickinson affiliated companies since 2001 and is currently Executive Vice President, Finance and Reporting, for Hunter Dickinson Inc., where he oversees accounting, taxation, regulatory and public reporting for the group.

Mr. Mann is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	July 2008	Present
Rathdowney Resources Ltd.	Chief Financial Officer	March 2011	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	February 2008	November 2012

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

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	VP Corporate Development	January 2008	September 2011
Amarc Resources Ltd.	Executive VP Corporate Development	September 2011	September 2012
Amarc Resources Ltd.	Executive Vice President	September 2012	Present

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Assistant Secretary	November 2007	March 2011
Continental Minerals Corporation	Secretary	February 2008	April 2011
Curis Resources Ltd.	Secretary	June 2013	Present
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	November 2009	September 2010
		June 2013	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012

Company	Positions Held	From	To
Taseko Mines Limited	Secretary	July 2008	Present

B.	COMPENSATION

During the Company's financial year ended March 31, 2013, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $667,487.

Ronald W. Thiessen, President and Chief Executive Officer, Paul Mann, Chief Financial Officer, and Diane Nicolson, Executive Vice President are each a Named Executive Officer ("NEO") of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2013 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensati on ($)	Total compensatio n ($)
					Annual incentiv e plans	Long- term incentiv e plans
Ronald Thiessen Chief Executive Officer	2013	124,290	Nil	Nil	Nil	Nil	Nil	Nil	124,290
	2012	104,430	Nil	64,800	Nil	Nil	Nil	Nil	169,230
Paul Mann Chief Financial Officer	2013	106,300	Nil	Nil	Nil	Nil	Nil	Nil	106,300
	2012	79,302	Nil	46,675	Nil	Nil	Nil	Nil	125,977
Diane Nicolson Executive Vice President	2013	209,663	Nil	Nil	Nil	Nil	Nil	Nil	209,663
	2012	96,868	Nil	93,350	15,000	Nil	Nil	Nil	205,218

During the fiscal year ended March 31, 2013, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2013 is as set out below:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier (1)	15,000	Nil	Nil	Nil	Nil	Nil	15,000
David Copeland (2)	1,624	Nil	Nil	Nil	Nil	Nil	1,624
Barry Coughlan (1)	15,000	Nil	Nil	Nil	Nil	Nil	15,000
Scott Cousens (2)	64,705	Nil	Nil	Nil	Nil	Nil	64,705
Robert Dickinson (2)	115,905	Nil	Nil	Nil	Nil	Nil	115,905
Jeffrey Mason (1)	15,000	Nil	Nil	Nil	Nil	Nil	15,000

Notes:

(1)	Independent directors receive an annual fee of $15,000 for their services.

(2)

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Copeland, Cousens and Dickinson is allocated to the Company on the basis of time spent in respect of the Company's business.

C.	BOARD PRACTICES

All of the Company's directors were elected at the annual general meeting of shareholders held on September 27, 2012. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the "Board").

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

Composition of the Audit Committee

At July 24, 2013, the members of the audit committee were Rene Carrier, Barry Coughlan and Jeffrey Mason. All members are financially literate and all are independent.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

- the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

- reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and

- an understanding of internal controls and procedures for financial reporting.

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

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (including the British Columbia and Alberta Securities Commissions which have jurisdiction over the Company, the "CSA"), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended March 31, 2013, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

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

At March 31, 2013, Amarc did not have any direct employees hired on a Defined-Term. Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E.	SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2013 the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 22,331,870 common shares (16.11%), or 24,801,170 (17.58%) on a diluted basis.

As at March 31, 2013, the Company's directors and senior management beneficially own the following number of the Company's common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1) (2)	As a % of the outstanding common shares
Rene G. Carrier (4)	275,000 common shares 249,900 share purchase options	0.20%
David J. Copeland	1,249,500 common shares 249,900 share purchase options	0.90%
Barry Coughlan(4)	86,000 common shares 249,900 share purchase options	0.06%
Scott D. Cousens	148,300 common shares 249,900 share purchase options	0.11%
Robert A. Dickinson (3)	14,292,178 common shares 249,900 share purchase options	10.31%
Ronald W. Thiessen	2,609,392 common shares 249,900 share purchase options	1.88%
Jeffrey R. Mason (4)	2,878,500 common shares 249,900 share purchase options	2.08%
Paul S. Mann	75,000 common shares 180,000 share purchase options	0.05%
Diane Nicolson	588,000 common shares 360,000 share purchase options	0.42%
Trevor Thomas	130,000 common shares 180,000 share purchase options	0.09%
Total	22,331,870 common shares 2,469,300 share purchase options	16.11%

Notes:

(1)

The information as to number of Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)	Options to purchase Common Shares at $0.32 per share expiring on September 23, 2016.

(3)	Certain of these common shares are beneficially owned through a private company controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.

(4)	Member of the audit committee.

Share Option Plan

At July 24, 2013, 5,369,800 options were outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 13,862,406 common shares remained available for issuance pursuant to the Plan, described below.

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

Major Shareholders

Amarc is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Amarc's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Amarc, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Sun Valley Gold Master Fund Ltd. holds shares representing ownership of 10.54% (14,615,384 shares and 19,615,384 shares on a fully diluted basis) of the Company.

As at July 24, 2013, Amarc had authorized unlimited common shares without par value, of which 138,624,061 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

As at July 24, 2013, Robert Dickinson, together with companies controlled by him, held 14,292,178 common shares of Amarc, representing 10.31% of the common shares outstanding.

As at July 24, 2013, Jeffrey Mason held 2,878,500 common shares of Amarc, representing 2.08% of the common shares outstanding.

As at July 24, 2013, Ronald W. Thiessen held 2,609,392 common shares of Amarc, representing 1.88% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of July 24, 2013, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

	Number of registered		Percentage of total
Location	shareholders of record	Number of shares	shares
Canada	34	124,130,293	89.55%
United States	7	2,955,306	2.13%
Other	2	11,538,462	8.32%
TOTALS	43	138,624,061	100.0%

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

Except as disclosed below, Amarc has not, since April 1, 2012, and does not at this time propose to:

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

Hunter Dickinson Services Inc. ("HDSI")

Much of the Company's management, technical, and administrative services are provided by Hunter Dickinson Services Inc. ("HDSI"). Pursuant to a Corporate Services Agreement dated July 2, 2010 with HDSI, HDSI provides services, including geological, engineering, corporate development, administrative, management and shareholder communication services (collectively the "Services") to the Company. HDSI is a private company with certain directors in common with the Company, namely Messrs. Copeland, Cousens, Dickinson and Thiessen. HDSI provides the Services to several publicly traded companies (one of which is the Company), and is managed by persons who are directors in common with the Company.

HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, Eastern Europe, the United States (Nevada and Alaska), Mexico, and South Africa. HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's-length suppliers. During the fiscal year ended March 31, 2013, Amarc paid approximately $3.3 million (2012 – $2.5 million; 2011 – $2.4 million), to HDSI for services pursuant to the management and administrative services agreement. Advances pursuant to this agreement were non-interest bearing and due on demand.

Management/Insiders

There were no transactions with management or insiders during the year ended March 31, 2013.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2013, 2012 and 2011. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

There have been no significant changes to the accompanying financial statements since March 31, 2013, except as disclosed in this Annual Report on Form 20-F.

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

	TSX Venture Exchange		OTCBB
Fiscal Year Ended	High	Low	High	Low
March 31,	(Cdn$)	(Cdn$)	(US$)	(US$)
2013	0.44	0.07	0.43	0.07
2012	0.56	0.29	0.55	0.28
2011	0.77	0.36	0.73	0.30
2010	0.72	0.16	0.75	0.12
2009	0.77	0.07	0.76	0.05

	TSX Venture Exchange		OTCBB
Fiscal Quarter	High	Low	High	Low
	(Cdn$)	(Cdn$)	(US$)	(US$)
Q4 2013	0.17	0.07	0.16	0.07
Q3 2013	0.15	0.09	0.15	0.10
Q2 2013	0.22	0.13	0.22	0.13
Q1 2013	0.44	0.19	0.43	0.18
Q4 2012	0.54	0.41	0.54	0.40
Q3 2012	0.56	0.29	0.55	0.28
Q2 2012	0.38	0.29	0.38	0.28
Q1 2012	0.40	0.30	0.42	0.32

	TSX Venture Exchange		OTCBB
Month	High	Low	High	Low
	(Cdn$)	(Cdn$)	(US$)	(US$)
July 2013 (to July 24, 2013)	0.07	0.05	0.06	0.05
June 2013	0.07	0.05	0.06	0.05
May 2013	0.07	0.05	0.07	0.04
April 2013	0.07	0.05	0.07	0.05
March 2013	0.08	0.07	0.08	0.07
February 2013	0.12	0.08	0.12	0.07
January 2013	0.17	0.11	0.16	0.12

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Amarc's only material contract as of July 24, 2013 is:

Corporate Services Agreement between Amarc and Hunter Dickinson Services Inc. dated July 2, 2010. See Item 7.B and Exhibit 4.1.

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

For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more. In the case of a direct acquisition by or from a "WTO investor", the threshold is significantly higher, and is adjusted for inflation each year. The 2013 threshold is CAD$344 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

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

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the ("Tax Act"), is not resident in Canada or deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has recently introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a "U.S. Holder" or "U.S. Holders", and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or entities considered fiscally transparent under applicable law, or otherwise.

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

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder's particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividend

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of a U.S. holder that is a corporate shareholder owning at least 10% of the Company's voting shares), provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Company's common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder's own tax advisors in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

United States Federal Income Tax Consequences

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended March 31, 2013, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

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

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. Dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended March 31, 2013, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder." A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be "marketable stock" if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See " Sale or Other Taxable Disposition of common shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. Dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder's tax basis in common shares generally will be such holder's U.S. Dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a Dollar-for-Dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938. Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

Amarc's operations do not employ financial instruments or derivatives which are market sensitive and Amarc does not have financial market risks.

B.	EXCHANGE RATE SENSITIVITY

Amarc's administrative operations are in Canada. The Company typically holds most of its funds in Canadian Dollars and typically acquires foreign currency on an as-needed basis and hence it is not significantly affected by exchange rate risk. The Company does however, from time to time, invest in US$ denominated short-term investments. The Company is exposed to foreign currency exchange risk on such investments. However, such US$ denominated investments have been minor and the foreign exchange risk has been immaterial.

The Company currently does not engage in foreign currency hedging.

C.	INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc is equity financed and does not have any long-term debt. Amarc's liabilities consist of routine accounts payable, balances due to related parties, and a short-term debenture. The short-term debenture represents the Company's proportionate share of a debenture held by an unincorporated jointly-controlled entity. The debenture, maturing on October 31, 2013, bears a fixed interest rate and as such, the Company is not subject to interest rate change risk. For more details on the debenture, refer to note 9 of the accompanying audited annual financial statements for the years ended March 31, 2013 and 2012. Some of the Company's marketable securities are subject to equity price risk as they relate to shares held in publicly-traded companies. Given the small value of the Company's marketable securities, equity price risk for the Company is nominal.

D.	COMMODITY PRICE RISK

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2013.

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

Services:	Year ended March 31, 2013	Year ended March 31, 2012
Audit Fees (1)	$23,000	$25,000
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$23,000	$25,000

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

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit- Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum Dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended March 31, 2013.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2013, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

  Reports of the Company's independent registered chartered accountants, De Visser Gray LLP, dated July 24, 2013 and July 13, 2012;

  Statements of financial position as at March 31, 2013, March 31, 2012, and March 31, 2011;

  Statements of comprehensive loss for the years ended March 31, 2013, March 31, 2012, and March 31, 2011;

  Statements of cash flows for the years ended March 31, 2013, March 31, 2012, and March 31, 2011;

  Statements of changes in equity for the years ended March 31, 2013, March 31, 2012, and March 31, 2011; and

  Notes to annual financial statements

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31 2013 and 2012,

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2013 and March 31, 2012 and the statements of comprehensive loss, changes in equity and cash flows for the years ended March 31, 2013 and March 31, 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2013 and March 31, 2012 and its financial performance and its cash flows for the years ended March 31, 2013 and March 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DeVisser Gray LLP”

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, Canada
July 24, 2013

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31,	March 31,
	2013	2012

ASSETS

Current assets
Cash and cash equivalents (note 3)	$5,869,313	$15,475,104
Amounts receivable and other assets (note 5)	142,815	1,574,196
Marketable securities (note 6)	81,042	135,675
	6,093,170	17,184,975

Non-current assets
Restricted cash (note 4)	266,802	246,142
Amounts receivable (note 5)	1,282,847	743,554
Mineral property interests (note 7)	2	2
Equipment (note 8)	1,205	1,721
	1,550,856	991,419

Total assets	$7,644,026	$18,176,394

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 9)	$27,780	$823,934
Balances due to related parties (note 12(b))	166,953	6,770
Debenture (note 10)	265,129	–
Flow-through share premium (note 11(b))	–	130,000
	459,862	960,704

Shareholders' equity
Share capital (note 11)	58,756,410	58,740,910
Reserves	4,936,897	4,558,027
Accumulated deficit	(56,509,143)	(46,083,247)
	7,184,164	17,215,690

Total liabilities and shareholders' equity	$7,644,026	$18,176,394

Nature and continuance of operations (note 1)
Events after the reporting period (note 16)

The accompanying notes are an integral part of these financial  statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Year ended March 31,
	2013	2012

Expenses
Exploration and evaluation (notes 12, 14)	$8,422,339	$6,659,513
Assays and analysis	769,804	402,788
Drilling	859,034	1,735,290
Equipment rental	206,047	223,812
Geological	1,634,601	2,326,459
Graphics	12,068	11,280
Helicopter	134,378	49,380
Property costs and assessments	3,125,690	120,212
Site activities	1,185,192	1,352,607
Socioeconomic	367,133	355,777
Travel and accommodation	128,392	81,908

Administration (notes 12, 14)	1,822,793	1,751,735
Depreciation (note 8)	516	27,022
Legal, accounting and audit	56,010	112,762
Office and administration	1,451,737	1,335,165
Shareholder communication	225,822	178,730
Travel	56,726	63,373
Trust and filing	31,982	34,683

Share-based payments	433,503	799,885
Share-based payments - exploration-related	172,086	332,343
Share-based payments - administration-related	261,417	467,542

	10,678,635	9,211,133
Other items
Interest income	(128,881)	(83,337)
Interest expense (note 10)	5,129	–
Flow-through share premium (note 11(b))	(130,000)	(730,000)
Gain on sale of mineral property (note 7(b))	–	(679,050)
Gain on disposition of available-for-sale financial assets	–	(88,117)
Operator's fees (note 7(b))	–	(81,934)
Tax on flow-through shares	–	21,506
Foreign exchange loss	1,013	2,560
Loss for the year	10,425,896	7,572,761

Other comprehensive loss (income):
Revaluation of available-for-sale financial assets	54,633	(103,042)
Change in fair value of available-for-sale financial assets
transferred to gain upon disposition	–	88,117
Total other comprehensive loss (income)	54,633	(14,925)

Comprehensive loss for the year	$10,480,529	$7,557,836

Basic and diluted loss per common share	$0.08	$0.07

Weighted average number of common shares outstanding	138,602,746	102,759,226

The accompanying notes are an integral part of these financial  statements.

Amarc Resources Ltd.
Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Share capital		Reserves

			Share-based	Share	Investment
	Number		payments	warrants	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2011	102,728,896	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727
Share-based payments	–	–	799,885	–	–	–	799,885
Exercise of share purchase options	17,400	9,587	(4,019)	–	–	–	5,568
Issuance of common shares for purchase of exploration and evaluation assets (note 11(b))	100,000	41,400	–	–	–	–	41,400
Private placement, net of issuance costs and flow-through share premium (note 11(b))	35,727,765	15,036,946	–	–	–	–	15,036,946
Issuance of share purchase warrants (note 11(d))	–	(1,829,110)	–	1,829,110	–	–	–
Total other comprehensive income for the year	–	–	–	–	14,925	–	14,925
Loss for the year	–	–	-	–	-	(7,572,761)	(7,572,761)
Balance at March 31, 2012	138,574,061	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690

Balance at April 1, 2012	138,574,061	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690
Share-based payments	–	–	433,503	–	–	–	433,503
Issuance of common shares for purchase of exploration and evaluation assets (note 11(b))	50,000	15,500	–	–	–	–	15,500
Total other comprehensive loss for the year	–	–	–	–	(54,633)	–	(54,633)
Loss for the year	–	–	–	–	–	(10,425,896)	(10,425,896)
Balance at March 31, 2013	138,624,061	$58,756,410	$2,099,636	$2,811,220	$26,041	$(56,509,143)	$7,184,164

The accompanying  notes are an integral  part of these financial  statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
Cash provided by (used in):	2013	2012

Operating activities
Loss for the year	$(10,425,896)	$(7,572,761)
Adjustments for:
Depreciation (note 8)	516	27,022
Interest income	(128,881)	(83,337)
Interest expense (note 10)	5,129	–
Debenture obligation acquired as part of the acquisition of interest in Galaxie ZNT project, included in exploration expenses (note 10)	260,000	–
Common shares issued, included in exploration expenses	15,500	41,400
Common shares received, included in exploration expenses	–	(7,000)
Share-based payments	433,503	799,885
Flow-through share premium	(130,000)	(730,000)
Gain on disposition of available-for-sale financial assets	–	(88,117)
Changes in working capital items
Amounts receivable and other assets	417,564	(366,600)
Restricted cash	(20,660)	(84,047)
Amounts receivable	474,524	436,458
Accounts payable and accrued liabilities	(796,154)	758,939
Balances due to or from related party	160,183	64,402
Net cash used in operating activities	(9,734,672)	(6,803,756)

Investing activities
Interest income	128,881	73,282
Proceeds from sale of available-for-sale financial assets	–	88,117
Purchase of mineral property and equipment	–	(1,230)
Net cash provided by investing activities	128,881	160,169

Financing activities
Proceeds from private placement, net of issuance costs (note 11(b))	–	15,301,946
Proceeds from exercise of options	–	5,568
Net cash provided by financing activities	–	15,307,514

Net increase (decrease) in cash and cash equivalents	(9,605,791)	8,663,927
Cash and cash equivalents, beginning of the year	15,475,104	6,811,177
Cash and cash equivalents, end of the year	$5,869,313	$15,475,104

Components of cash and cash equivalents are as follows:
Cash	$5,869,313	$15,475,104

Supplementary cash flow information:
Non cash investing and financing activities:
Marketable securities received	$–	$102,175

The accompanying notes are an integral part of these financial  statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia ("BC"). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H8.

These financial statements (the "Financial Statements") of the Company for the years ended March 31, 2013 and 2012 have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. Management believes that its current liquid assets are sufficient to meet all current obligations and to maintain its mineral rights in good standing in the foreseeable future. These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting year ended March 31, 2013.

The Board of Directors of the Company authorized these Financial Statements on July 24, 2013 for issuance.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgements exist are:

Estimates

estimate of useful lives of equipment, which affects amortization expense;

estimate of the accrual of Mineral Exploration Tax Credit ("METC"). The METC initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. However, the timing and amounts of refunds pursuant to the METC program are uncertain as these amounts are subject to government audit;

estimate of any premium obtained on the issuance of flow through shares; and

inputs used in accounting for share-based payments. The Company uses the Black- Scholes Option Pricing Model to calculate the fair value of share purchase options granted and of share purchase warrants issued. Inputs used in this model require highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options and share purchase warrants.

Judgements

assessment of the Company's ability to continue as a going concern;

the recoverability of the carrying value of the Company's mineral property interests and other long-lived assets and whether they exceed their recoverable amount. In particular, in view of recent volatility in stock markets, management has monitored its market capitalization to determine whether there is any indication that the carrying amount of these assets may exceed their recoverable amount. Management considers other technical and financial factors on a regular basis. However, there is inherent uncertainty surrounding the information used as a basis for its assessment and it is reasonably possible that new information may become available that suggests the recoverability of these assets may be unlikely;

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

the recognition of a deferred tax asset for the Company's accumulated tax losses and resource tax pool. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Judgment is required in determining whether deferred tax assets are recognized, including judgment in assessing the likelihood of taxable earnings in future periods in order to utilize recognized deferred tax assets;

the determination of categories of financial assets and financial liabilities;

the carrying value and recoverability of the Company's marketable securities;

the determination of the deferred tax provision (if any) and the determination of the income tax rate reconciliation; and

information about the judgements used in the classification of the joint arrangement entered into during the year is provided in note 7(e). Judgment is required in assessing whether the arrangement is jointly controlled by all of its parties or by a group of the parties, or controlled by one of its parties alone.

(d)	Foreign currency

The functional and presentational currency of the Company is the Canadian Dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the year.

(e)	Financial Instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Non-derivative financial assets

The Company's non-derivative financial assets comprise of the following:

(i)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position are comprised of cash and highly liquid investments held at major financial institutions, having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash. The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its programs and as such, are only subject to an insignificant risk of change in value. Cash and cash equivalents are measured at amortized cost.

(ii)	Available-for-sale financial assets ("AFS")

The Company's investments in marketable securities are classified as available-for- sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot exchange rate at the end of the reporting period. The change in fair value of AFS equity investments are recognized directly in equity.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise of amounts receivable and other assets, and restricted cash.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Non-derivative financial liabilities

The Company classifies its non-derivative financial liabilities into the following categories:

(i)	Financial liabilities measured at amortized cost

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost comprise of amounts payable and other liabilities.

Impairment of financial assets

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

significant financial difficulty of the issuer or counterparty; or
default or delinquency in interest or principal payments; or
it becoming probable that the borrower will enter bankruptcy or financial re- organization

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value of AFS equity securities subsequent to an impairment loss is recognized directly in equity.

(f)	Exploration and evaluation expenditures

Exploration and evaluation costs are costs incurred to discover mineral resources, and to assess the technical feasibility and commercial viability of the mineral resources found. Exploration and evaluation expenditures include:

the costs of acquiring licenses;

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

costs associated with exploration and evaluation activity; and

the acquisition costs of exploration and evaluation assets, including mineral properties.

Exploration and evaluation expenditures until the technical feasibility and commercial viability of extracting a mineral resource has been determined, and a positive decision to proceed to development has been made, are generally expensed as incurred. However, if management concludes that future economic benefits are more likely than not to be realized, the costs of property, plant and equipment for use in exploration and evaluation of mineral resources are capitalized.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs incurred after the technical feasibility and commercial viability of extracting a mineral resource has been determined and a positive decision to proceed to development has been made are considered development costs and are capitalized.

Costs applicable to established property interests where no further work is planned by the Company may, for presentation purposes only, be carried at nominal amounts.

(g)	Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to expense the cost of equipment, less its estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no material future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(h)	Impairment of non-financial assets

At the end of each reporting period, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues units under a private placement comprising of common shares and warrants, the fair value of the share purchase warrants as of the date of issuance is deducted from share capital and is recorded to share purchase warrants reserve within equity. For the purpose of initial recognition, the fair value of the warrants is determined using the Black-Scholes option pricing model. Any issuance costs are allocated to share capital.

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

prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

retrospectively (namely, the flow–through shares are issued, CEE are then incurred and renunciation occurs subsequently)

The Company finances a portion of its exploration expenditures through the issuance of flow–through shares.

Flow–through shares are recorded in share capital at the fair value of common shares on date of issue. When flow–through shares are issued, the difference, if any, between the fair value of non–flow–through common shares and the amount the investors pay for flow– through shares is recorded as deferred liability called "flow through share premium". This deferred liability is credited to profit or loss when the eligible expenditures are incurred.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(j)	Loss per share

Loss per share is computed by dividing losses attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is determined by adjusting the losses attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share purchase options are applied to repurchase common shares at the average market price for the reporting period. Share purchase options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share purchase options.

The effect of anti–dilutive factors is not considered when computing diluted loss per share.

(k)	Share–based payments

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees, fair value is measured at the grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black–Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At the end of each financial reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Share–based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the entity obtains the goods or the counterparty renders the service.

(l)	Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

goodwill not deductible for tax purposes;
the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and
differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

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

(m)	Restoration, rehabilitation, and environmental obligations

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

Discount rates using a pre–tax rate that reflects the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit– of–production or the straight-line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2013.

(n)	Joint venture activities and joint controlled operations

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

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

its assets, including its share of any assets held jointly;

its liabilities, including its share of any liabilities incurred jointly;

its revenue from the sale of its share of the output of the joint operation; and

its expenses, including its share of any expenses incurred jointly

(o)	Operating segments

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All non-current assets are held in Canada.

(p)	Government assistance

When the Company is entitled to receive METC and other government grants, this government assistance is recognized as a cost recovery within exploration expense when there is reasonable assurance of recovery.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(q)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current year

	(i)	Amendments to IFRS 7 Financial Instruments Disclosures("IFRS 7") and IAS 12 Income Taxes ("IAS 12")

Effective April 1, 2012, the Company adopted amendments to IFRS 7 and the amendments to IAS 12 which were issued by the International Accounting Standards Board ("IASB"). The application of these amended IFRS has not had a material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

	(ii)	IFRS 10 Consolidated Financial Statements ("IFRS 10") and amendments to IAS 27 Separate Financial Statements ("IAS 27")

Effective April 1, 2012, the Company early adopted IFRS 10 and the amended IAS 27. IFRS 10 replaces IAS 27 "Consolidated and Separate Financial Statements" and SIC- 12 "Consolidation – Special Purpose Entities". Retrospective application is required, unless impracticable, in which case the Company applies it from the earliest practicable date.

IAS 27 was amended following the issuance of IFRS 10 to reflect the accounting for subsidiaries, associates and joint ventures in the separate financial statements of the parent company.

The Company has applied these new and amended standards retrospectively. The above standards did not result in material changes to the Company's financial statements.

	(iii)	IFRS 11 Joint Arrangements ("IFRS 11")

Effective April 1, 2012, the Company early adopted IFRS 11.

IFRS 11 supersedes IAS 31 "Interests in Joint Ventures" and SIC-13 "Jointly Controlled Entities – Nonmonetary Contributions by Venturers", which had allowed entities the choice to proportionately consolidate or equity account for interests in joint ventures.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as either a joint venture or a joint operation. Joint ventures are accounted for using the equity method of accounting. For a joint operation, the venturer recognizes its share of the assets, liabilities, revenues and expenses of the joint operation.

The Company has adopted this standard retrospectively. The above standards did not result in material changes to the Company's previously filed financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(iv)	IFRS 12 Disclosure of Interests in Other Entities ("IFRS 12")

Effective April 1, 2012, the Company early adopted IFRS 12.

IFRS 12 requires the Company to disclose the significant judgements and assumptions it has made in determining the nature of its interest in another entity or arrangement, and in determining the type of joint arrangement in which it has an interest, and information about its interests in subsidiaries, joint arrangements and associates, and other structured entities.

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after July 1, 2012

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

(ii)	Effective for annual periods beginning on or after January 1, 2013

IFRS 13, Fair Value Measurement
IAS 19, Employee Benefits
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

(iii)	Effective for annual periods beginning on or after January 1, 2014

IAS 32, Financial Instruments: Presentation

(iv)	Effective for annual periods beginning on or after January 1, 2015

IFRS 9, Financial Instruments

The Company has not early adopted these new standards, interpretations or amendments to existing standards. The Company is currently assessing the impact that the standards, which have not been early adopted, will have on the Company's financial statements.

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash in the amount of $266,802 (March 31, 2012 – $246,142) represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities, upon the completion of any required reclamation work on the Company's projects.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2013	2012
Current
British Columbia Mineral Exploration Tax Credits ("METC")	$–	$1,013,817
Value added taxes refundable	85,451	441,235
Prepaid insurance	52,801	79,263
Other receivables	4,563	39,881
Total current	$142,815	$1,574,196

Non-current
British Columbia Mineral Exploration Tax Credits	$1,282,847	$743,554

6.	MARKETABLE SECURITIES

As at March 31, 2013 and March 31, 2012 the Company held common shares in several public and private companies. These marketable securities are classified as available–for– sale financial assets and are carried at fair value.

7.	MINERAL PROPERTY INTERESTS

	March 31,	March 31,
	2013	2012
Ana Property, Yukon (note 7(f))	$1	$1
Mann Lake Property, Saskatchewan (note 7(f))	1	1
	$2	$2

All of the Company's active exploration properties are located in British Columbia, Canada.

(a)	Silver Vista Properties

The Silver Vista Properties are located approximately 55 kilometres northeast of Smithers, British Columbia

Silver Vista (MR Zone) Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Babine North Property

In October 2012, the Company entered into an option agreement with an arm's length party, whereby the Company was granted an option (the "Babine North Option") to acquire a 100% interest in eight mineral claims comprising approximately 35 square kilometres internal and adjacent to its Silver Vista property. Pursuant to the Babine North Option, the Company can acquire a 100% interest in the property by: (a) issuing a total of 200,000 common shares in its capital; (b) making cash payments in the aggregate amount of $130,000; and (c) expending a total of $630,000 on the property over a six year period.

The mineral claims as defined in the Babine North Agreement are subject to a 2% NSR to be retained by the optionor. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000.

(b)	Newton Property

The Newton Property is located approximately 100 kilometres west of Williams Lake, British Columbia.

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

On March 1, 2012, Newton Gold ceased its pro-rata funding of this project. Consequently, all expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

In May 2012, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

The mineral claims defined in the Underlying Agreement are subject to a 2% NSR, which royalty may be purchased at any time by Amarc for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(c)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia.

Hubble East Property

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc having an aggregate fair value of $35,600.

Blackwater South Property

The Blackwater South property comprises approximately 49 square kilometres. The property is included within Amarc's Galileo property.

In September 2011, the Company entered into an option agreement with an arm's length individual (the "Optionor"), whereby the Company was granted an option (the "Blackwater South Option") to acquire an undivided 100% interest in the Blackwater South property. Under the Blackwater South Option, the Company may secure its interest in the underlying mineral claims, over a two year period, by: (a) making cash payments for an aggregate amount of $35,000; (b) issuing 140,000 of its common shares in tranches; and (c) incurring a minimum of $100,000 in exploration expenditures, of which $50,000 must be incurred prior to October 20, 2013, and the remaining $50,000 prior to October 20, 2014. To March 31, 2013, the Company had paid $15,000 and issued 60,000 of its common shares to the Optionor with aggregate fair value of $17,400, and had incurred exploration expenditures in excess of $100,000 on the Blackwater South property.

The minerals claims as defined in the Blackwater South Option are subject to a 2% NSR to be retained by the Optionor. By making a cash payment of $1,000,000 to the Optionor, the Company may, at any time, purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000.

Franklin Property

Amarc holds a 100% mineral property interest in the approximately 5 square kilometre Franklin property, which was acquired in April 2012 for total consideration of $13,900 comprising a cash payment of $10,000 and the issuance 10,000 common shares of Amarc with the fair value of $3,900, based on market price on the date of issuance.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Tulox Property

The Tulox Property (the "Property") is located in the Cariboo region of British Columbia. The Property was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), subsequently amended on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011 and January 2013. Pursuant to the latest amendments, Newlox can now acquire a 100% interest in the Property by spending $2,000,000 and by issuing 2,200,000 common shares in its capital to Amarc in tranches until December 2015.

To March 31, 2013, the Company had received $10,000 cash and 775,000 Tulox common shares under the original agreement and 450,000 Newlox common shares under the amended option agreement.

Under the agreement, the Company is entitled to receive a 3% NSR following the commencement of commercial production on the Property. In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

(e)	Galaxie ZNT Project

The Galaxie ZNT Project is located approximately 8 kilometres south of Dease Lake, British Columbia.

The Company entered into a letter agreement with Quartz Mountain Resources Ltd. ("Quartz Mountain") effective November 1, 2012 (the "Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"). Quartz Mountain is a publicly listed company with certain directors in common with the Company.

Pursuant to the Letter Agreement, Amarc could earn an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain (completed), and by funding an additional $1 million in exploration expenditures to be incurred by Quartz Mountain relating to the Galaxie property on or before December 31, 2012 (completed). On December 31, 2012 a joint arrangement (the "Galaxie ZNT Project") was formed, in which Amarc obtained an initial interest of 40% and Quartz held an initial interest of 60%.

As at March 31, 2013, Amarc held an option to increase its ownership interest in the Galaxie ZNT Project from 40% to 50% by funding a further $1,000,000 of exploration expenditures prior to September 30, 2013. Subsequent to March 31, 2013, the Company entered into an amendment agreement whereby (i) the Galaxie ZNT Project will be divided into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture", and (ii) Amarc will have the option to increase its interest in each joint arrangement from 40% to 60% by funding exploration programs of $210,000 and $235,000, respectively, on these projects prior to October 31, 2013 (note 16).

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Quartz also transferred to the Galaxie ZNT Project its obligation under a debenture security (note 10).

A portion of the Galaxie ZNT Project, known as the Gnat property, is subject to a 1% NSR, capped at aggregate payments of $7.5 million. A portion of the Galaxie ZNT Project, known as the Hotai claims, are subject to a 2% NSR. This 2% NSR may be purchased for a maximum aggregate amount of $5,000,000, with an option to purchase 50% of the royalty in consideration of a cash payment of $1,000,000.

The following amounts were expensed in relation to the Company's initial 40% ownership interest in the Galaxie ZNT Project:

Cash payments made to Quartz Mountain pursuant to the Letter Agreement	$2,000,000
Assumption of 40% of the obligation in Quartz Mountain's debt security (note 10)	260,000
Amount expensed as property costs and assessments within exploration expenses	$2,260,000

All significant decisions regarding relevant activities of the Galaxie ZNT Project are made by a management committee, comprised of an equal number of members appointed by Amarc and Quartz Mountain. As the Galaxie ZNT Project is not structured through a separate vehicle as defined in IFRS 11 Joint Agreements, it has been accounted for as a joint operation which entails recognition of the Company's share of the assets, liabilities, income and expenses of the Galaxie ZNT Project in these Financial Statements.

(f)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

8.	EQUIPMENT

	Site	Computer	Total
	equipment	equipment
Cost
Balance at April 1, 2011	$45,498	$30,607	$76,105
Additions during the year	1,230	–	1,230
Balance at March 31, 2012	46,728	30,607	77,335
Additions during the year	–	–	–
Balance at March 31, 2013	$46,728	$30,607	$77,335

Accumulated Depreciation
Balance at April 1, 2011	$29,040	$19,552	$48,592
Depreciation for the year	15,967	11,055	27,022
Balance at March 31, 2012	45,007	30,607	75,614
Depreciation for the year	516	–	516
Balance at March 31, 2013	$45,523	$30,607	$76,130

Net Carrying Values
At March 31, 2012	$1,721	$–	$1,721
At March 31, 2013	$1,205	$–	$1,205

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2013	2012
Accounts payable	$4,523	$623,104
Accrued liabilities	23,257	200,830
Total	$27,780	$823,934

10.	DEBENTURE

The debenture represents the Company's proportionate share (40%) of the obligation in the principal sum of a debenture of Quartz which was assumed by the Galaxie ZNT Project pursuant to the Letter Agreement (note 7(e)), and includes accrued interest for a three month period to March 31, 2013.

	Year ended March 31,
	2013	2012
Balance at beginning of year	$–	$–
Amarc's obligation in the principal sum acquired during the period	260,000	–
Accrued interest at the end of the year	5,129	–
Balance at end of year	$265,129	$–

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

The convertible debenture bears interest at a rate of 8% per annum (payable quarterly in arrears) and is convertible into common shares of Quartz Mountain Resources Ltd. ("Quartz Share(s)") at an exercise price of $0.40 per Quartz Share on or before maturity of the debenture on October 31, 2013.

11.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, of which none have been issued. All issued common shares are fully paid.

(b)	Issuance of common shares

Private placement of March 2012

In March 2012, the Company completed a brokered and non-brokered private placement of 35,727,765 of its common shares for aggregate gross proceeds of $16,342,494, consisting of 5,300,000 flow-through shares at a price of $0.50 and 30,427,765 non-flow-through shares at a price of $0.45 per share. Each non-flow-through share consists of one common share and one half of one share purchase warrant, with each whole warrant entitling the holder to purchase one common share at an exercise price per share of $0.60 for a period of eighteen months from the date of issuance of the warrants. The Company incurred costs of $1,040,548 in finders' fees and other expenses relating to this private placement.

The following is the continuity of the flow-through share premium, which represents the estimated value associated with the sale of tax benefits related to the flow-through financing of eligible Canadian exploration and evaluation expenditures ("CEE"):

Flow-through share premium	Year ended March 31,
	2013	2012
Balance at beginning of year	$130,000	$595,000
Liability recognized upon issuance of flow-through shares	–	265,000
Transfer to net loss for the year	(130,000)	(730,000)
Balance at end of year	$–	$130,000

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

Issuance of shares pursuant to acquisition of mineral property interests

During the years ended March 31, 2013 and 2012, the Company issued its common shares pursuant to several mineral property agreements as follows:

Properties	Year ended March 31,
		2013		2012
	Number	Fair	Number	Fair
	of shares	value	of shares	value
Galileo Property (note 7(c))	–	$–	80,000	$35,600
Blackwater South Property (note 7(c))	40,000	11,600	20,000	5,800
Franklin Property (note 7(c))	10,000	3,900	–	–
Total	50,000	$15,500	100,000	$41,400

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year was based on the following:

	Year ended March 31,
	2013	2012
Loss attributable to common shareholders	$10,425,896	$7,572,761
Weighted average number of common shares outstanding	138,602,746	102,759,226

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2013 was:

Share purchase warrants	Year ended March 31, 2013		Year ended March 31, 2012
	Number of	Exercise	Number of	Exercise
	warrants	price	warrants	price
Outstanding – beginning of year	15,213,883	$0.60	–	$–
Issued	–	$–	15,213,883	$0.60
Outstanding – end of year	15,213,883	$0.60	15,213,883	$0.60

The expiry date for the outstanding share purchase warrants is September 6, 2013.

In connection with the private placement completed in March 2012 (note 11(b)), the Company issued 15,213,883 warrants. Each warrant entitles the holder to purchase one additional common share at a price of $0.60 until September 6, 2013. The value assigned to these share purchase warrants was $1,829,110, which was determined using the Black-Scholes option pricing model with the following assumptions: valuation date share price of $0.44; expected volatility of 77%; risk-free interest rate of 1.09%; expected life of 1.5 years; and no dividends.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Share purchase option compensation plan

The Company has a share purchase option compensation plan that allows it to grant up to 10% of the issued and outstanding shares of the Company at any one time, subject to regulatory terms and approval, to its directors, employees, officers, consultants, and service providers. The vesting schedule is determined by the Board of Directors, but share purchase options typically vest over two years. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options can have a maximum term of ten years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death. The following table summarizes the changes in the Company's share purchase options:

Share purchase options	Year ended March 31, 2013		Year ended March 31, 2012
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding – beginning of year	5,658,700	$0.33	1,707,200	$0.69
Granted	–	$–	5,564,100	$0.32
Exercised	–	$–	(17,400)	$0.32
Forfeited	(100,100)	$0.32	(8,000)	$0.32
Expired	(120,000)	$0.62	(1,587,200)	$0.70
Outstanding – end of year	5,438,600	$0.32	5,658,700	$0.33
Exercisable – end of year	3,630,400	$0.32	1,957,300	$0.34

Awards typically vest in several tranches ranging from 6 months to 18 months.

The following table summarizes information on the Company's share purchase options outstanding at March 31, 2013:

	March 31, 2013			March 31, 2012

	Number of	Weighted	Weighted	Number of	Weighted	Weighted
	share	average	average	share	average	average
	purchase	exercise	remaining	purchase	exercise	remaining
Range of	options	price per	contractual	options	price per	contractual
exercise prices	outstanding	share	life (years)	outstanding	share	life (years)
$0.32 – $0.40	5,438,600	$0.32	2.6	5,538,700	$0.32	3.5
$0.41 – $0.70	–	$–	–	120,000	$0.62	0.5
	5,438,600	$0.32	2.6	5,658,700	$0.33	3.5

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(f)	Reserves

Share-based payments reserve

The share-based payment reserve relates to share purchase options granted by the Company to its employees or consultants under its share purchase option compensation plan (note 11(e)).

Share warrants reserve

The share warrants reserve relates to share purchase warrants issued by the Company in connection with the private placement in March 2012 (note 11(d)).

Investment revaluation reserve

The investment revaluation reserve represents the cumulative gains and losses arising on the revaluation of available-for-sale financial assets that have been recognized in other comprehensive income, net of amounts reclassified to profit or loss when those assets have been disposed of or are determined to be impaired.

12.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Transactions with key management personnel were as follows:

	Year ended March 31,
	2013	2012
Short-term employee benefits	$508,963	$443,750
Share-based payments	208,622	380,582
Total	$717,585	$824,332

Certain key management personnel are paid through private companies controlled by such personnel. Included in the amount presented for "short-term employee benefits" are transactions with C.E.C Engineering Ltd., a private company controlled by a director of the Company, that provides administrative and technical services to the Company at market rates.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Balances and transactions with related entities

Balances due to related parties	March 31,	March 31,
	2013	2012
Balance due to entity with significant influence (i)	$46,953	$6,770
Balance due to jointly controlled entity (ii)	120,000	–
Balance due to related parties	$166,953	$6,770

(i) Entity with significant influence over the Company

Management believes that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Company. Pursuant to certain management agreements between the Company and HDSI, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI.

(ii) Jointly controlled entity

The Company has joint control over the Galaxie ZNT Project (note 7(e)). The balance owing to the Joint Arrangement relates to an unfunded cash call.

Transactions with related parties	Year ended March 31,
	2013	2012
Entity with significant influence (i):
Based on annually set rates	$3,254,587	$2,500,393
Reimbursement of third party expenses	176,925	203,384
Total	$3,431,512	$2,703,777

13.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2013, the Company had unused non-capital loss carry forwards of approximately $9.2 million (March 31, 2012 – $6.3 million) available in Canada.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2013, the Company had resource tax pools of approximately $21.2 million (March 31, 2012 –$14.9 million) available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income.

	March 31,	March 31,
Reconciliation of effective tax rate	2013	2012
Loss for the year	$(10,425,896)	$(7,572,761)
Total income tax expense	–	–
Loss excluding income tax	$(10,425,896)	$(7,572,761)

Income tax recovery using the Company's domestic tax rate	(2,606,000)	(1,979,000)
Non–deductible expenses and other	201,000	41,000
Difference in statutory tax rates	–	84,000
Temporary difference booked to reserve	(7,000)	2,000
Deferred income tax assets not recognized	2,412,000	1,852,000
	$–	$–

The Company's domestic tax rate was 25% (2012 – 26.13%) and its effective tax rate is nil (2012 – nil). As at March 31, 2013, the Company had the following deductible temporary differences of which no deferred tax asset was recognized:

	Tax losses	Tax losses
Expiry	(capital)	(non-capital)	Resource pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	314,000	–	891,000
After five years	–	8,881,000	–	1,000,000
No expiry date	1,579,000	–	21,281,000	63,000
Total	$1,579,000	$9,195,000	$21,281,000	$1,954,000

14.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Year ended March 31,
	2013	2012
Salary costs included in:
Exploration and evaluation	$2,582,714	$1,942,782
Office and administration	1,381,161	1,654,640
Shareholder communication	179,253	196,814
Total	$4,143,128	$3,794,236

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

15.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

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

There were no changes to the Company's approach to capital management during the year ended March 31, 2013.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The Company's marketable securities are carried at fair value, based on quoted prices in active markets (note 6).

As At March 31, 2013 and 2012, the carrying values of the Company's financial assets and financial liabilities approximate their fair values.

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

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, and amounts receivable and other assets. The carrying value of these financial assets represent the maximum exposure to credit risk.

Amarc Resources Ltd.
Notes to the Financial Statements
For the year ended March 31, 2013 and 2012
(Expressed in Canadian Dollars, unless otherwise stated)

The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Included in amounts receivable is the Company's claim for 2013 METC of $1,282,847.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets.

The Company ensures that there is sufficient cash in order to meet its short-term business requirements, after taking into account the Company's holdings of cash and cash equivalents.

The Company has sufficient cash and cash equivalents to meet its commitments associated with its financial liabilities.

The carrying amounts of the Company's obligations, which approximate their contractual cash flows, are as follows:

	March 31,	March 31,
Due within 12 months	2013	2012
Accounts payable and accrued liabilities	$27,780	$823,934
Balance due to related parties	166,953	6,770
Debenture	265,129	–
Total	$459,862	$830,704

Price risk

The Company is subject to price risk in respect of its investments in marketable securities (note 6).

16.	EVENTS AFTER THE REPORTING PERIOD

Effective June 26, 2013, the Company entered into an amendment agreement (the "Amendment") whereby the Galaxie ZNT Project will be divided into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint arrangement will continue to be governed by the terms of the previously executed Letter Agreement (note 7(e)).

Under the Amendment, Amarc has an option until October 31, 2013 to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its current 40% interest to a 60% interest by funding exploration expenditures of $210,000 and $235,000, respectively.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit
1.1	Articles of Amarc Resources Ltd., as amended (1)
4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004 (2)
4.2	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008 and amended 2010 (2)
11.1	Code of Ethics (2)

(1)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.

(2)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
4.3	Certificate of Expert

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Paul S Mann

Chief Financial Officer
DATED: July 29, 2013