Form 20-F
period 2014-03-31
AMARC RESOURCES LTD
filed 2014-07-18
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

138,724,061 common shares as of March 31, 2014

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
by the International Accounting Standards Board [X]

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

[   ] Yes      [X] No

T A B L E   O F   C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to "we", "Amarc" or the "Company" refer to Amarc Resources Ltd.

The Company uses the Canadian Dollar as its reporting currency. All references in this document to "Dollars" or "$" are expressed in Canadian Dollars ("CAD", "C$"), unless otherwise indicated. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of July 11, 2014 and all information included in this document should only be considered correct as of such date.

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

Mineral Reserve

Securities and Exchange Commission Industry Guide 7 - Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations (under the United States Securities Exchange Act of 1934, as amended) defines a "reserve" as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

Mineral Reserve (continued)

As a reporting issuer under the Securities Acts of British Columbia and Alberta, the Company is subject to National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Securities and Exchange Commission Industry Guide 7, as interpreted by Securities and Exchange Commission Staff, applies standards that are different from those prescribed by National Instrument 43-101 in order to classify mineralization as a reserve. Under the standards of the Securities and Exchange Commission, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under Securities and Exchange Commission Industry Guide 7. Accordingly, mineral reserve estimates established in accordance with National Instrument 43-101 may not qualify as "reserves" under SEC standards. The Company does not currently have any mineral deposits that have been classified as reserves.

Mineral Resource

National Instrument 43-101 adopts definitions of the Canadian Institute of Mining, Metallurgy and Petroleum. A "Mineral Resource" is a concentration or occurrence of solid material of economic interest (such as diamonds, base and precious metals, coal, and industrial minerals) in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mineral Resources are sub-divided into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than an Indicated Mineral Resource and an Indicated Mineral Resource has a lower level of confidence than a Measured Mineral Resource. It cannot be assumed that all or any part of Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be upgraded to a higher category. It also cannot be assumed that any part of any reported Measured Mineral Resources, Indicated Mineral resources, or Inferred Mineral Resources is economically or legally mineable. Further, in accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of pre-feasibility or feasibility studies, or in Life of Mine plans and cash flow models of developed mines; and can only be used in economic studies as provided under National Instrument 43-101.

Mineral Resource (continued)

(1) An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration and testing and is sufficient to assume geological and grade or quality continuity between points of observation. The nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization.

(3) A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with sufficient confidence to allow the application of Modifying Factors to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately details and reliable exploration and testing and is sufficient to assume geological and grade or quality continuity between points of observation. The nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit.

Industry Guide 7 – Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission does not define or recognize resources. In addition, disclosure of resources using "contained ounces" is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

As used in this Form 20-F, "resources" are as defined in National Instrument 43-101. For the above reasons, information in the Company's publicly- available documents containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

You are cautioned that forward-looking statements are not guarantees. The risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	general economic and business conditions, including changes in interest rates;

•	prices of natural resources, costs associated with mineral exploration and other economic conditions;

•	natural phenomena;

•	actions by government authorities, including changes in government regulation;

•	uncertainties associated with legal proceedings;

•	changes in the resources market;

•	future decisions by management in response to changing conditions;

•	the Company's ability to execute prospective business plans; and

•	misjudgments in the course of preparing forward-looking statements.

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

STATUS AS AN EMERGING GROWTH COMPANY

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act, and the Company will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of the Company's fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b–2. Therefore, the Company expects to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, the Company will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

The Company has irrevocably elected to comply with new or revised accounting standards even though it is an emerging growth company.

ITEM 1             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.           ADVISERS

Not applicable.

C.           AUDITORS

Not applicable.

ITEM 2             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3             KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Amarc extracted from the Company's audited financial statements for the fiscal years ended March 31, 2014, 2013, 2012 and 2011. The data should be read in conjunction with the Company's audited financial statements for the fiscal years ended March 31, 2014 and 2013 included as an exhibit in this annual report.

The following table is derived from the financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards ("IFRS") and International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's fiscal years ended March 31, 2014, 2013, 2012 and 2011.

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2014	2013	2012	2011
Equipment, net	$–	$1	$2	$28
Total assets	5,306	7,644	18,176	9,550
Total liabilities	105	460	961	660
Working capital	4,840	5,633	16,224	7,520
Share capital	58,761	58,756	58,741	45,482
Reserves	5,103	4,937	4,558	1,918
Accumulated deficit	(58,664)	(56,509)	(46,083)	(38,510)
Net assets	5,201	7,184	17,216	8,890
Shareholders' equity	5,201	7,184	17,216	8,890

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2014	2013	2012	2011
Interest and other income	$(69)	$(129)	$(83)	$(63)
General and administrative expenses	1,306	1,823	1,752	1,273
Exploration expenditures	1,095	8,422	6,660	5,484
Share-based payments	103	434	800	–
Other	(280)	6	(147)	47
Gain on sale of mineral property	–	–	(679)	–
Flow-through shares premium	–	(130)	(730)	(275)
Net loss for the year	2,155	10,426	7,573	6,466
Other comprehensive loss (income)	(63)	55	(15)	(68)
Total comprehensive loss	2,092	10,481	7,558	6,398

Basic and diluted net loss per share	$0.02	$0.08	$0.07	$0.07
Weighted average number of common shares outstanding	138,644,883	138,602,746	102,759,226	89,132,492

Pursuant to SEC Release No. 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards without Reconciliation to U.S. GAAP", the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Currency and Exchange Rates

On July 11, 2014, the rate of exchange of the Canadian Dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.072. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31
	(Canadian Dollar per U.S. Dollar)
	2014	2013	2012	2011	2010
End of period	$1.1053	$1.0156	$0.9991	$0.9718	$1.0156
Average for the period	$1.0533	$1.0013	$0.9930	$1.0197	$1.1240
High for the period	$1.1251	$1.0418	$1.0604	$1.0778	$1.2643
Low for the period	$1.0023	$0.9710	$0.9449	$0.9686	$1.0113

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2014 (to July 11, 2014)	$ 1.0720	$ 1.0634
June 2014	$ 1.0937	$ 1.0676
May 2014	$ 1.0973	$ 1.0837
April 2014	$ 1.1042	$ 1.0903
March 2014	$ 1.1251	$ 1.0966

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

Although at March 31, 2014 the Company had working capital of approximately $4.8 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

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

The Company's business is, to an extent, dependent on the prices of gold, copper, zinc, and other metals, which are affected by numerous factors beyond the Company's control. Factors tending to put downward pressure on the prices of these metals include:

•	Sales or leasing of gold by governments and central banks;

•	A strong U.S. Dollar;

•	Global and regional recession or reduced economic activity;

•	Speculative trading;

•	Decreased demand for industrial uses, use in jewellery or investment;

•	High supply from production, disinvestment and scrap;

•	Sales by producers in forward transactions and other hedging transactions; and

•	Devaluing local currencies (relative to metal priced in U.S. Dollars) leading to lower production costs and higher production in certain regions.

In addition, sustained low metal prices can:

•	Reduce revenues further through production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price;

•	Halt or delay the exploration or development of existing or new projects;

•	Reduce funds available for exploration, with the result that depleted reserves are not replaced; or

•	Reduce existing reserves, by removing ores from reserves that cannot be economically mined or treated at prevailing prices.

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

Amarc's Status As a Passive Foreign Investment Company Has Consequences for U.S. Investors.

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended March 31, 2014, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax adviser regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

The Company's Shareholders Could Face Significant Potential Equity Dilution.

As of July 11, 2014, Amarc had approximately 5,144,800 million share purchase options outstanding. Amarc has a share purchase option plan which allows the management to issue options to its employees and non-employees based on the policies of the Company. If further options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

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

ITEM 4             INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Incorporation

Amarc Resources Ltd. was incorporated on February 2, 1993, pursuant to the Company Act (British Columbia, Canada) (the "BCCA"), as "Patriot Resources Ltd." and changed its name on January 26, 1994 to "Amarc Resources Ltd." The BCCA was replaced by the Business Corporations Act (British Columbia) (the "BCA") in March 2004 and the Company is now governed by the BCA.

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

British Columbia Mineral Tenure

On January 12, 2005, the Province of British Columbia adopted an on-line mineral tenure system that includes mineral tenure acquisition and tenure maintenance procedures, as well as a method of converting previous format claims (legacy claims) to new format claims (cell claims). All of the Company's mineral tenures have been converted to cell claims resulting in new tenure numbers and marginally larger claim boundaries. The mineral claims are maintained through the completion of exploration activities referred to as "Assessment Work". The financial requirements related to this exploration work are stated as $5 per hectare per year during the first two years following location of the mineral claim, $10 per hectare per year during the third and fourth years, $15 per hectare per year during the fifth and sixth years, and $20 per hectare per year for subsequent years. If the Assessment Work is not completed, the mineral claims may be maintained by a cash payment, but if this payment is not made before the forfeiture date, the tenure is relinquished. The required payment to maintain a mineral claim for one year is double the value of the Assessment Work for the particular year.

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

Mineral Properties and Exploration Activities and Plans

Amarc has assembled a capable and experienced mineral exploration team to achieve its objective of discovering and developing British Columbia’s ("BC") next major metal mine. Through its property evaluation efforts the Company has acquired the prospective porphyry-style copper-molybdenum-silver Ike property, located in central BC. Amarc’s exploration team continues to actively evaluate high potential mineral properties with a view to making additional value-adding project acquisitions.

At the Ike property limited historical drilling indicates the presence of a mineral system with characteristics that are favorable for the development of a viable bulk tonnage copper-molybdenum-silver porphyry deposit. Amarc plans to drill test the extent and grade of the porphyry system at Ike. Under the terms of the Option and Joint Venture agreement, Amarc can acquire an 80% ownership interest in Ike.

Amarc's prospective 100% owned Galileo claim package lies 16 kilometres west of New Gold's 8 million plus ounce Blackwater gold deposit. Extensive airborne and ground-based Induced Polarization ("IP") surveys have identified four high-quality anomalies that potentially represent important sulphide systems for drill testing.

At Amarc’s 100% owned Newton discovery, gold mineralization is similar in age and geological characteristics to the mineralization at the Blackwater gold deposit. An initial mineral resource estimate completed on June 30, 2012 and based on 24,513 metres of core drilling in 78 holes confirmed that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver (further details are provided in the property section below).

Amarc’s focus with respect to its Newton and Galileo projects is to partner them out to further advance exploration.

Amarc’s cost effective and efficient 2013 exploration program was focused in central and northern BC at its 100%-owned Silver Vista silver-copper property, and at the ZNT and Galaxie properties which were being explored under joint venture agreements with Quartz Mountain Resources Ltd. ("Quartz Mountain"). No compelling drill targets were established and no work is planned on these properties. Amarc and Quartz Mountain have terminated the ZNT and Galaxie joint ventures by mutual agreement, and Amarc has not retained any interest in the ZNT and Galaxie properties.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the areas of all its projects.

The Ike Property

Amarc has the right to acquire an 80% interest in the Ike property, which is located approximately 40 kilometres northwest of Gold Bridge, in a region characterized by moderate topography. The limited historical drilling indicates the presence of a mineral system with characteristics that are highly favorable for the development of a viable copper-molybdenum-silver porphyry deposit. Of particular significance are three widely-spaced, historical drill holes (81-02, 891-01 and 891-02) which intercepted, from surface, long intervals of continuous, coarse grained chalcopyrite and molybdenum mineralization with encouraging grades. Examples of intersections from these holes are 250 metres of 0.36% copper equivalent (CuEQ)1 comprising 0.27% Cu, 0.018% Mo and 1.8 g/t Ag, including 58 metres of 0.53% CuEQ, comprising 0.39% Cu, 0.031% Mo and 1.9 g/t Ag; 247 metres of 0.32% CuEQ, comprising 0.22% Cu, 0.020% Mo and 2.3 g/t Ag, including 64 metres of 0.51% CuEQ, comprising 0.37% Cu, 0.024% Mo and 4.7 g/t Ag; and 183 metres of 0.38% CuEQ, comprising 0.25% Cu and 0.032% Mo (no Ag assays available), including 116 metres of 0.46% CuEQ, comprising 0.29% Cu and 0.043% Mo. All three holes ended in mineralization.

________________________________________________
1 Copper equivalent calculations use metal prices of Cu US$3.00/lb, Mo US$ 12.00/lb, and Ag US$ 20.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%. Widths reported are drill widths, such that true thicknesses are unknown.

Amarc plans to drill test, under a pre-existing drill permit, the extent and grade of the porphyry system at Ike, which is open in all directions.

Amarc is actively working to establish positive relationships with First Nations with asserted traditional territories in the area of the drill permit.

Ike Property Agreement

In December 2013, the Company entered into an Option and Joint Venture Agreement (the "Ike Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the Ike property by making cash payments totaling $125,000, issuing 300,000 shares and by completing approximately $1,860,000 in exploration expenditures on or before November 30, 2015.

On or before	Cash payment	Number of common shares to issue	Exploration expenditures
Exchange approval	$25,000	100,000	–
June 6, 2014	$50,000	100,000	–
November 30, 2014	–	–	$855,697
June 5, 2015	$50,000	100,000	–
November 30, 2015	–	–	$1,000,000
Total	$125,000	300,000	$1,855,697

The mineral claims are subject to an underlying 2% Net Smelter Returns royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the remaining half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due annually commencing December 31, 2015.

Upon exercise of the option by Amarc, Oxford and Amarc have agreed to form a joint venture to further develop the project. Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the underlying owners of the property.

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of Induced Polarization ("IP") ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

We caution that although this information is considered by management to be of material importance to the Company and its land holdings in the area and is therefore included in the Company’s Canadian public filings, we have no right to explore or mine New Gold’s properties. Mineral deposits on adjacent properties are not necessarily probative of the existence, nature or extent of mineral deposits on our properties. In addition, as described elsewhere in this annual report, while the terms "indicated resources" and "inferred resources" are recognized by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Amarc's Blackwater district properties lie approximately 135 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the area of its drill permits.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term "inferred mineral resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

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

The Newton Inferred Mineral Resources was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, Brucejack and Snowfields deposits.

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

Newton Property Agreement

As of May 2012 Amarc holds a 100% interest in the Newton Property. Subsequent to the termination of the Newton Joint Venture Agreement the participating interest of Newton Gold Corp. was converted to a 5% net profits interest. In addition, the mineral claims defined in an Underlying Agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

The Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre MR Zone on the Silver Vista property, located in west-central BC. Previous exploration at the MR Zone indicated the potential for a significant bulk tonnage silver-copper discovery. In addition, Amarc staked extensive mineral claims in the region to cover prospective host rocks.

Results from extensive geochemical surveys conducted in 2012 over the MR Zone defined a strong silver-in-soils anomaly extending over an area of approximately 1.2 kilometres by 1.4 kilometres for ground follow-up. This target area included a 600 metre-long zone of known mineralization defined by historical drilling, which remains open laterally and to depth. An efficient pitting and trenching program designed to test the MR Zone target was completed in 2013. Results suggest that silver-copper mineralization is restricted to the immediate vicinity of the historical drilling, and has limited the potential for a large-scale, bulk tonnage deposit.

Comprehensive surface exploration, including silt geochemical sampling, over the greater Silver Vista property in 2012 delineated copper-molybdenum and silver targets for ground follow-up. In August 2013, three prioritized targets were geologically mapped. In addition, 125 rock and 838 soil geochemical samples were collected. Two porphyry copper-molybdenum systems of limited dimensions were defined, however, no compelling drill targets were established.

Amarc has actively worked to establish positive relationships with local First Nations and other communities in the area of its permitted activities on the Silver Vista Property.

Silver Vista (MR Zone) Property Agreement

In July 2012 Amarc acquired 100% interest in the 7 minerals claims comprising Silver Vista (MR Zone) property from Metal Mountain Resources Inc. for $800,000. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1,000,000, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

Other Properties

ZNT Project

Amarc held a 60% joint venture interest in the ZNT property located in central BC. This exploration property was staked on the basis of significant zinc concentrations in regional till samples as reported by Geoscience BC. Target definition and assessment, which included a two-hole drill program did not encounter economic mineralization.

Amarc has terminated the joint venture and returned its earned interest to Quartz Mountain Resources Ltd.

Galaxie Project

Amarc held a 40% joint venture interest in the Galaxie project located in northern BC. Integrated field surveys defined a number of porphyry copper targets, however, no immediate drill targets were identified. Amarc has terminated the joint venture and returned its earned interest to Quartz Mountain Resources Ltd.

Babine North Property

In October 2012, the Company entered into an option agreement with an arm's length party, whereby the Company was granted an option (the "Babine North Option") to acquire a 100% interest in eight mineral claims internal and adjacent to its Silver Vista property.

In August 2013, the Babine North Option was terminated by mutual agreement, and Amarc has not retained any interest in the eight mineral claims that were subject to the option.

Blackwater South Property

In September 2011, Amarc entered into an option agreement with an arm's length individual, whereby the Company was granted an option (the "Blackwater South Option") to acquire an undivided 100% interest in the Blackwater South property adjacent to its Galileo property.

In October 2013, the Blackwater South Option was terminated by mutual agreement, and Amarc has not retained any interest in the Blackwater South property.

The Tulox Property

The Tulox property located in the Cariboo region was acquired by Amarc in 2005. In April 2009, the Company entered into an agreement with Newlox Gold Ventures Corp. ("Newlox") (formerly named Sitec Ventures Corp. and Tulox Resources Inc.), and various subsequent amending agreements under the terms of which Newlox could acquire a 100% interest in the Tulox Property.

In November 2013, the Tulox Property Agreement was terminated and the mineral claims allowed to expire.

Location of Mineral Properties and Claim Information

All of the Company's active properties are located in British Columbia. The nature of the Company's interests in various mineral properties is described above. The locations of the currently active properties and details of mineral exploration claims within British Columbia are shown on the map and claim table respectively below.

Location of the Ike, Newton, Galileo and Silver Vista Properties.

Claim Information for Amarc's BC Properties

Program	Claim Numbers	Size (sq km)
Darwin	997244, 997246, 997248, 997249, 997522, 997523, 997525, 997528	36
Newton	208327, 414743, 507905, 507914, 511965, 511967, 514976, 514979, 514981, 606674, 606675, 606676, 606677, 606678, 606679, 606680, 606681, 606682, 606683, 606684, 606685, 606686, 606687, 606688, 606689, 606690, 606691, 606692, 606693, 606694, 606695, 606696, 606697, 606698, 606699, 606700, 606701, 606702, 606703, 606704, 606705, 606706, 606707, 606708, 606709, 606710, 606711, 606712, 606713, 606714, 606715, 606716, 606717, 615743, 615803, 615843, 615863, 616023, 681843, 681844, 681863, 681883, 681903, 681904, 681923, 681924, 681925, 681926, 681927, 681928, 681929, 681930, 681931, 681932, 681933, 681943, 681944, 681963, 681964, 681983, 682003, , 682004, 682024, 682025, 682043, 682044, 682063, 682065, 682089, 682094, 682095, 682098, 682100, 682104, 682106, 682107, 682111, 682112, 682114, 682116, 682123, 682124, 682143, 682144, 682163, 682164, 682183, 682184, 682185, 682203, 682204, 682205, 682206, 682207, 682208, 682209, 682210, 682212, 682213, 682214, 682223, 682225, 682226, 682227, 682228, 682229, 682230, 682232, 682233, 682234, 682235, 682236, 682243, 682244, 682245, 682246, 682263, 682283, 682284, 682285, 682286, 682287, 682288, 682289, 682290, 682291, 682303, 682304, 682305, 682306, 682307, 682308, 682309, 682310, 682311, 682312, 682315, 682317, 682319, 682320, 682324, 682327, 682330, 682332, 682334, 682335, 682336, 682337, 682338, 682343, 682344, 682345, 682346, 682347, 682348, 682349, 682350, 682351, 682352, 682353, 682354, 682363, 682364, 682365, 682366, 682367, 682368, 682369, 682370, 682371, 682372, 682373, 682374, 682375, 682376, 682377, 682384, 682404, 682406, 682407, 682414, 682417, 682423, 682424, 682426, 682428, 682444, 682464, 682484, 682503, 682506, 682511, 682514, 682515, 682520, 682604, 682610, 682611, 682615, 682616, 682621, 685683, 685684, 685685, 685686, 685687, 685703, 685704, 685705, 685706, 685707, 685708, 685709, 685723, 685724, 685743, 685763, 685764, 685765, 685767, 685783, 685784, 685785, 685786, 685803, 840950, 840951, 840952, 840953	1,238
Franklin	937689, 980743	5
Galileo	705129, 705131, 705132, 705134, 705135, 705136, 705137, 705138, 705139, 705140, 705142, 705143, 705144, 705145, 705146, 705147, 705148, 705149, 705150, 705151, 705962, 705963, 705964, 705965, 705966, 705967, 705968, 705969, 705970, 705971, 705972, 705973, 705974, 705975, 705976, 705977, 705978, 705979, 705980, 705981, 705982, 705983, 705985, 705986, 705987, 705988, 705989, 705990, 705991, 705992, 705993, 705994, 705995, 705996, 705997, 705998, 705999, 706001, 706002, 706003, 706004, 706005, 706006, 706007, 706008, 706009, 706010, 706012, 706013, 706014, 706015, 706016, 706017, 706018, 706019, 706020, 706021, 706022, 706023, 706024, 706025, 706026, 706027, 706028, 706029, 706030, 706031, 706032, 706033, 706034, 706036, 706038, 706039, 706040, 706041, 706042, 706043, 706045, 706046, 706047, 706048, 706049, 706050, 763162, 763202, 763222, 763242, 763262, 763282, 763302, 763322, 763342, 763362, 763382, 763402, 763422, 763442, 763462, 763482, 763502, 763522, 763542, 763562, 763582, 763602, 763622, 763642, 763662, 763682, 763702, 763722, 763742, 763762, 763782, 763802, 763822, 763842, 763862, 763882, 763902, 763922, 763942, 763962,	1049

Program	Claim Numbers	Size (sq km)
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
Hubble	705779, 705780, 705781, 705782, 705783, 705784, 705785, 705786, 705787, 705788, 705789, 705790, 705822, 705823, 705824, 856077, 856079, 856080, 856082, 856083, 896504, 936603, 936604, 936605, 936606, 936607, 936608, 936609, 993663, 993664, 994802, 994803, 994807, 994811, 994812, 994816, 994818, 994819, 994820, 994822, 994824, 994825, 994826, 994842, 994843, 994844, 994862, 994863, 994883, 994902	249
Ike	507495, 507507, 550905, 550907, 550908, 602343, 841974, 1028892, 1028891, 1028890, 1028889, 1028888	104
Pinchi Gold	556348	1
Rapid	580114, 580119, 580181, 580182, 580314	5
Silver Vista	568283, 568284, 586385, 586388, 586512, 586514, 856772, 995324, 995325, 995326, 995327, 995328, 995329, 995330, 995331, 995332, 995333, 995334, 995335, 995342, 995362, 995382, 995383, 995384, 995385, 995386, 995387, 995388, 995389, 995390, 995391, 995392, 995393, 995394, 995395, 995396, 995397, 995398, 995399, 995400, 995401, 995402, 995403, 995404, 995405, 995406, 995407, 995408, 995409, 995410, 995411, 995412, 995413, 995414, 995415, 995416, 995417, 995418, 995419, 995420, 995421, 995422, 995423, 995424, 995425, 995426, 995427, 995428, 995429, 995430, 995431, 995432, 995433, 995434, 995435, 995436, 995437, 995438, 995439, 995440, 995441, 995442, 995443, 995444, 995445, 995446, 995447, 995448, 995449, 995450, 995451, 995452, 995453, 995454, 995455, 995456, 995457, 995458, 995459, 995460, 995461, 995462, 995463, 995464, 1011344, 1011447, 1011448, 1011461, 1011462, 1011463, 1011464, 1011465, 1011466, 1011467, 1011468, 1011471, 1011491, 1011492, 1011493, 1011494 1011495, 1012823, 1012824, 1012825, 1029183, 1029184, 1029186, 1029187, 1029188, 1029189	710
Sitlika	544646, 544648, 544649, 545669, 545670, 545672, 574571, 546157, 546160, 544623, 542768, 542769	16
Others	545760, 545762, 560228, 560236, 560238, 516565	18

C.           ORGANIZATIONAL STRUCTURE

The Company has no subsidiaries.

D.           PROPERTY, PLANT AND EQUIPMENT

None of the Company’s properties have any material tangible fixed assets located thereon.

ITEM 4A           UNRESOLVED STAFF COMMENTS

Not applicable.

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

The following discussion should be read in conjunction with the audited annual financial statements for the years ended March 31, 2014 and 2013 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 2 of the accompanying audited annual financial statements for the years ended March 31, 2014 and 2013.

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates, judgments and assumptions. Such estimates, judgments and assumptions may have a significant impact on the financial statements. These include but are not limited to:

•	estimate of the accrual of Mineral Exploration Tax Credits ("METC");

•	inputs used in accounting for share-based payments;

•	judgments used in determining the classification of the Company’s joint arrangement;

•	the determination of categories of financial assets and financial liabilities; and

•	the carrying value and recoverability of the Company's marketable securities.

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

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output of the joint operation; and

•	its expenses, including its share of any expenses incurred jointly

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

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the exchange rate prevailing at the end of the reporting period. Changes in the fair value of AFS equity investments are recognized directly in equity.

A.           RESULTS OF OPERATIONS

Year Ended March 31, 2014 ("2014") Versus Year Ended March 31, 2013 ("2013")

The Company recorded a net loss of $2,155,000 for the year ended March 31, 2014, compared to a net loss of $10,426,000 for the prior year. The decrease in net loss was mainly due to decreased exploration activity during 2014.

	Year ended March 31,

	2014	2013
	($ 000's)	($ 000's)	Discussion

Exploration expenses	1,095	8,422	During 2013, the Company directed its exploration activities primarily towards the Blackwater, Galaxie, Newton, and Silver Vista properties.

			Exploration activities were also carried out on these properties during 2014 along with the Ike and ZNT properties but to lesser extent as part of the Company’s cash conservation efforts.

Administration expenses	1,306	1,823	During 2014, there was a decrease in administration costs as a result of the decline in exploration activity.

Share-based payments	103	434	The variation in share-based payments expense was due to the timing of option grants.

Interest income	(69)	(129)	The decrease during 2014 was due to lower average cash balances on hand compared to 2013.

Gain on termination of Galaxie Joint Venture	(285)	–

The Company recognized its proportionate share (40% ) of the gain realized upon termination of the Galaxie Joint Venture. Various assets and liabilities, primarily the $600,000 debenture, were transferred from the joint venture to Quartz Mountain Resources Ltd., which resulted in the gain.

Year Ended March 31, 2013 ("2013") Versus Year Ended March 31, 2012 ("2012")

The Company recorded a net loss of $10,426,000 for the year ended March 31, 2013, compared to a net loss of $7,573,000 for 2012.

During 2013, the Company incurred approximately $3 million in expenses for interests in mineral properties, including its 40% interests in the Galaxie and ZNT Projects (which have since been surrendered upon termination of the related joint venture agreement) and a 100% interest in the Silver Vista property. During 2012, the Company credited the majority of its flow-through share premium to income and recognized a gain on sale of a 20% interest in certain mineral claims to the Newton Joint Venture. These items were the primary contributors to the increase in net loss for 2013.

	Year ended March 31,

	2013	2012
	($ 000's)	($ 000's)	Discussion

Exploration expenses	8,422	6,660

Exploration and evaluation expenses were higher during 2013 mainly due to the Company incurring approximately $3 million in mineral property costs, namely, $2.26 million for Galaxie and ZNT, and $0.8 million for Silver Vista.

However, direct exploration activity was higher in 2012, during which time the Company worked primarily on the Newton and Blackwater properties. Although exploration activity at these properties remained high during 2013, the Company's exploration program was focused on more properties, particularly its Silver Vista property where the Company continued its work program to delineate and develop the property.

Administration expenses	1,823	1,752

The minor increase in administration expenses was mainly due to (1) an increase in administration and stewardship activities associated with maintaining and developing the Company's projects; and (2) an increase in corporate communications and business development activities.

Share-based payments	434	800

During 2012, the Company granted stock options to its employees and directors. The decrease in share-based payments expense during 2013 was due to the fair value amortization of a fewer number of share purchase options compared to the 2012.

Interest income	(129)	(83)

The increase was due to a higher average cash balance on hand during 2013. The Company completed an equity financing transaction in late fiscal 2012 and as a result, a larger portion of interest was earned on the funds during fiscal 2013 compared to fiscal 2012.

Year Ended March 31, 2012 ("2012") Versus Year Ended March 31, 2011 ("2011")

The Company recorded a net loss of $7,573,000 for the year ended March 31, 2012, compared to a net loss of $6,466,000 for 2011.

The increase in the loss for 2012 compared to 2011 was due primarily to increases in exploration expenses, administration expenses, and stock-based compensation, offset by a gain of $679,000 on the sale of a 20% interest in certain mineral claims to the Newton Joint Venture, and the recognition of $730,000 in flow-through share premium credited to operations.

	Year ended March 31,

	2012	2011
	($ 000's)	($ 000's)	Discussion

Exploration expenses	6,660	5,484	The increase was due to a higher level of exploration activities.

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

Administration expenses	1,752	1,273	The increase in administration expenses was mainly due to the generally increased activities of the Company.

Share-based payments	800	–

In 2012, the Company granted stock options to employees and directors, compared to nil during 2011. Stock-based compensation expense in 2012 was mainly due to the amortization of stock options. There was no stock-based compensation expense charged to operations during 2011.

Interest income	(83)	(63)	The increase was due to higher cash balances on hand, as a result of the equity capital raised early in the fourth quarter of fiscal year 2012.

Year Ended March 31, 2011 ("2011") Versus Year Ended March 31, 2010 ("2010")

The net loss for the year ended March 31, 2011 increased to $6,466,000 compared to a net loss of $4,102,000 for the previous year. The increase in loss was mainly due to an increase in exploration expenditures in 2011 compared to 2010.

Exploration expenses, before METC–BC, increased to $6,167,000 in 2011, compared to $3,447,000 in 2010. The major exploration expenditures during 2011 were geological (2011 – $2,719,000; 2010 – $1,755,000), drilling (2011 – $1,256,000; 2010 – $670,000), assay and analysis (2011 – $597,000; 2010 – $252,000), site activities (2011 – $833,000; 2010 – $255,000) and property fees and assessments (2011 – $211,000; 2010 – $75,000).

Administrative costs for 2011 also increased in line with the increase in exploration activities from 2010. The major administrative costs during 2011 were salaries and benefits (2011 – $693,000; 2010 – $312,000), office and administration (2011 – $196,000; 2010 – $154,000), shareholder communications (2011 – $175,000; 2010 – $104,000), legal, accounting and audit (2011 – $82,000; 2010 – $36,000) and conference and travel (2011 – $77,000; 2010 – $48,000).

The increase in office and administration is mainly due to an increase in insurance expenses to $90,000 from $78,000 and increased costs for information technology services and related maintenance expenses to $81,000 from $52,000.

There was no stock-based compensation expense charged to operations during 2011, compared to $138,000 for 2010, as no options were granted during 2011.

During 2011, interest income increased to $63,000 from $24,000 in 2010, primarily due to higher average cash balances on hand.

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

As at March 31, 2014, the Company had working capital of $4.8 million compared to working capital of $5.6 million as at March 31, 2013. The decrease in working capital since March 31, 2013 was mainly due to the continued funding of the Company's exploration programs for its various properties as well as ongoing operating expenses, offset by refunds from the METC program. The Company's current working capital is sufficient to fund its known commitments due within the next twelve months.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company will continue to advance its exploration projects by finding the appropriate balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows, expressed in thousands of Canadian Dollars, is as follows:

	Years ended March 31,
	2014	2013	2012
	($ 000’s)	($ 000’s)	($ 000’s)

Net cash used in operating activities	$(1,191)	$(9,735)	$(6,804)

Net cash provided by investing activities	$137	$129	$160

Net cash provided by (used in) financing activities	$(43)	$–	$15,308

Operating activities:	Cash used in operating activities was attributable primarily to the Company's ongoing exploration and administration activities.

Investing activities:

Investing activities relate primarily to the receipt of interest on funds held with financial institutions. The amount for fiscal year 2014 includes proceeds from the disposition of available-for-sale marketable securities.

Financing activities:

The amount for the 2014 fiscal year relates to the Company’s portion of interest and principal payments made on a debenture obligation held by the Galaxie Joint Venture. The Company did not have any financing activities during the 2013 fiscal year. During the 2012 fiscal year, the Company completed a private placement of its common shares.

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

Requirement of Financing

Historically, Amarc's sole source of funding has been provided from the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Like all exploration stage companies, Amarc will need to raise additional financing to meet its business objectives.

The Company presently does not have any material commitments for capital expenditures and accordingly, can remain somewhat flexible in directing its exploration activities to the availability of funds.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

Financial Instruments

Amarc keeps its financial instruments primarily denominated in Canadian Dollars with a very small amount held in U.S. Dollars. The Company does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Amarc's current needs are invested in short-term near-cash investments.

Amarc does not have any material, legally enforceable obligations requiring it to make capital expenditures and accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

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

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Gold	Silver
2008	3.16/lb	871/oz	14.99/oz
2009	2.34/lb	974/oz	14.67/oz
2010	3.42/lb	1,228/oz	20.19/oz
2011	4.00/lb	1,572/oz	35.12/oz
2012	3.61/lb	1,670/oz	31.17/oz
2013	3.34/lb	1,397/oz	23.82/oz
2014 (to July 11, 2014)	3.15/lb	1,293/oz	20.14/oz

Copper prices declined in late 2008 as a result of the global economic downturn but began to recover in 2009. Copper prices generally increased from 2009 until the end of January 2012, with prices reaching as high as US$4.65/lb. Since then, copper prices have declined, trading within a range of approximately US$2.90/lb. and US$4.00/lb.

In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and generally continued to do so until August 2011, where prices reached as high as $1,912/oz. From August 2011 to September 2012, gold prices traded within a range of approximately US$1,500/oz. and US$1,900/oz. Since then, gold prices have declined, with the most significant decline occurring during 2013, with prices reaching as low as US$1,182/oz.

Silver prices were impacted by economic volatility in 2008 and 2009. However, prices increased significantly from September 2010 to April 2011 as prices reached as high as approximately US$50/oz. Since then, prices have been volatile, declining from a high of approximately US$50/oz. to US$18/oz.

E.           OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2014:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term Debt Obligations	$ –	$ –	$ –	$ –	$ –
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities Reflected on the Company's Balance Sheet under IFRS	–	–	–	–	–
Total	$ –	$ –	$ –	$ –	$ –

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

The following is biographical information on each of the persons listed above:

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

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Creso Exploration Inc.	Director	June 2010	Present
Farallon Mining Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	June 2013
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President, CEO and Director	September 1991	February 2010
Northcliff Resources Ltd.	Director	June 2011	Present
Quartz Mountain Resources Ltd.	Director	January 2005	December 2011

Company	Positions Held	From	To
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd.	President and Director	June 1986	Present

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	May 2012	Present
	Director	June 2011	February 2012
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Taseko Mines Limited	Director	October 1992	July 2014

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Continental Minerals Corporation	Director	June 2004	April 2011
Curis Resources Ltd.	Director	November 2010	November 2012
	Chairman	November 2010	December 2010

Company	Positions Held	From	To
Heatherdale Resources Ltd.	Director	November	Present
2009
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Coastal Contacts Inc.	Director	October 2006	April 2014
Prophecy Coal Corp.	Chief Financial Officer	November 2012	September 2013
Wellgreen Platinum Ltd. (formerly Prophecy Platinum Corp).	Chief Financial Officer	November 2012	Present
Red Eagle Mining Corporation	Director	June 2011	Present
Slater Mining Limited	Director	June 2008	Present

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation	Director	April 1996	June 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

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

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	VP Corporate Development	January 2008	September 2011
	Executive VP Corporate Development	September 2011	September 2012
	Executive Vice President	September 2012	Present

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

B.           COMPENSATION

During the Company's financial year ended March 31, 2014, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $476,877.

Ronald W. Thiessen, President and Chief Executive Officer, Paul Mann, Chief Financial Officer, and Diane Nicolson, Executive Vice President are each a Named Executive Officer ("NEO") of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2014 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Ronald Thiessen Chief Executive Officer	2014	16,135	Nil	Nil	Nil	Nil	Nil	Nil	16,135
	2013	124,290	Nil	Nil	Nil	Nil	Nil	Nil	124,290
	2012	104,430	Nil	64,800	Nil	Nil	Nil	Nil	169,230
Paul Mann Chief Financial Officer	2014	51,126	Nil	Nil	Nil	Nil	Nil	Nil	51,126
	2013	106,300	Nil	Nil	Nil	Nil	Nil	Nil	106,300
	2012	79,302	Nil	46,675	Nil	Nil	Nil	Nil	125,977
Diane Nicolson Executive Vice President	2014	179,246	Nil	Nil	Nil	Nil	Nil	Nil	179,246
	2013	209,663	Nil	Nil	Nil	Nil	Nil	Nil	209,663
	2012	96,868	Nil	93,350	15,000	Nil	Nil	Nil	205,218

During the fiscal year ended March 31, 2014, the above named NEOs did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2014 is as set out below:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier	28,800	Nil	Nil	Nil	Nil	Nil	28,800
David Copeland (1)	955	Nil	Nil	Nil	Nil	Nil	955
Barry Coughlan	16,925	Nil	Nil	Nil	Nil	Nil	16,925
Scott Cousens (2)	50,330	Nil	Nil	Nil	Nil	Nil	50,330
Robert Dickinson (2)	116,435	Nil	Nil	Nil	Nil	Nil	116,435
Jeffrey Mason	16,925	Nil	Nil	Nil	Nil	Nil	16,925

Notes:

(1)

Mr. Copeland ceased to be a director of the Company on December 12, 2013. Mr. Copeland provides services through CEC Engineering Ltd. The compensation amount shown is the amount paid to CEC Engineering Ltd. directly.

(2)

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of time spent in respect of the Company's business.

C.           BOARD PRACTICES

All of the Company's directors were elected at the annual general meeting of shareholders held on September 19, 2013. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the "Board").

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

Messrs. Coughlan, Carrier and Mason are independent. Messrs., Cousens, Dickinson, and Thiessen are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus, the Board members are well versed in the obligations of directors and the expectations of independence from management.

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

Composition of the Audit Committee

At July 11, 2014, the members of the audit committee were Rene Carrier, Barry Coughlan and Jeffrey Mason. All members are financially literate and all are independent.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

•

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

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

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (including the British Columbia and Alberta Securities Commissions which have jurisdiction over the Company, the "CSA"), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended March 31, 2014, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

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

D.           EMPLOYEES

At March 31, 2014, Amarc did not have any direct employees.. Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E.           SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2014, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 21,531,870 common shares (15.52%), or 24,001,170 (17%) on a diluted basis.

As at March 31, 2014, the Company's directors and senior management beneficially own the following number of the Company's common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1) (2)	As a % of the outstanding common shares
Rene G. Carrier (4)	275,000 common shares 249,900 share purchase options	0.20%
Barry Coughlan (4)	86,000 common shares 249,900 share purchase options	0.06%
Scott D. Cousens	148,300 common shares 249,900 share purchase options	0.11%

Name of Insider	Securities Beneficially Owned or Controlled (1) (2)	As a % of the outstanding common shares
Robert A. Dickinson (3)	13,492,178 common shares 249,900 share purchase options	9.73%
Ronald W. Thiessen	2,609,392 common shares 249,900 share purchase options	1.88%
Jeffrey R. Mason (4)	2,878,500 common shares 249,900 share purchase options	2.08%
Paul S. Mann	75,000 common shares 180,000 share purchase options	0.05%
Diane Nicolson	588,000 common shares 360,000 share purchase options	0.42%
Trevor Thomas	130,000 common shares 180,000 share purchase options	0.09%
Total	21,531,870 common shares 2,469,300 share purchase options	15.52%

Notes:

(1)

The information as to the number of Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)	Options to purchase Common Shares at $0.32 per share expiring on September 23, 2016.

(3)	Certain of these common shares are beneficially owned through a private company controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.

(4)	Member of the audit committee.

          Share Option Plan

At July 11, 2014, 5,144,800 options were outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 13,882,406 common shares remained available for issuance pursuant to the Plan, described below.

Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Plan"). The Plan is required to comply with the policies of the TSX Venture.

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

The exercise price of each option is set by the board of directors at the time of grant based on the market price on the date preceding the date of grant. Options can have a maximum term of ten years and typically terminate ninety days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the board of directors at the time the options are granted.

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

Insider Limitations

The aggregate number of Common Shares reserved for issuance under options granted to Insiders must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval (as defined below) to do so; The number of optioned shares issued to Insiders in any twelve (12) month period must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so; The exercise price of an option previously granted to an Insider must not be reduced, unless the Company has obtained Disinterested Shareholder Approval to do so.

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

ITEM 7             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

Major Shareholders

Amarc is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Amarc's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Amarc, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Sun Valley Gold Master Fund Ltd. holds 14,615,384 shares representing ownership of 10.53% of the Company.

As at July 11, 2014, Amarc had authorized unlimited common shares without par value, of which 138,824,061 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

As at July 11, 2014, Robert Dickinson, together with companies controlled by him, held 13,492,178 common shares of Amarc, representing 9.72% of the common shares outstanding.

As at July 11, 2014, Jeffrey Mason held 2,878,500 common shares of Amarc, representing 2.07% of the common shares outstanding.

As at July 11, 2014, Ronald W. Thiessen held 2,609,392 common shares of Amarc, representing 1.88% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of July 11, 2014, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	34	124,330,293	89.56%
United States	7	12,955,306	9.33%
Other	1	1,538,462	1.11%
TOTALS	42	138,824,061	100.00%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Amarc's securities are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 510 Burrard Street, Vancouver, Canada (604) 661-9400 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Amarc does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

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

Insider Reports Under the Securities Acts of British Columbia and Alberta

Since the Company is a reporting issuer under the Securities Acts of British Columbia and Alberta, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Amarc's common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

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

HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, New Brunswick, Quebec and the Yukon) and internationally in Brazil, Chile, China, Ireland, Mexico, Poland, South Africa, and the United States (Nevada and Alaska). HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm'slength suppliers. During the fiscal year ended March 31, 2014, Amarc paid approximately $1.7 million (2013 – $3.3 million; 2012 – $2.5 million), to HDSI for services pursuant to the management and administrative services agreement. Advances pursuant to this agreement were non-interest bearing and due on demand.

Management/Insiders

There were no transactions with management or insiders during the year ended March 31, 2014.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8             FINANCIAL INFORMATION

A.           FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2014, 2013 and 2012. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Legal Proceedings

Amarc is not involved in any legal, arbitration or governmental proceedings and, to Amarc's knowledge, no material legal, arbitration or governmental proceedings involving Amarc are pending or contemplated against Amarc.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Amarc are being retained for exploration of its projects.

B.           SIGNIFICANT CHANGES

There have been no significant changes to Amarc’s affairs as disclosed in the accompanying financial statements since March 31, 2014, except as disclosed in this Annual Report on Form 20-F.

ITEM 9             THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Trading Markets

Amarc's common shares have been listed in Canada on the TSX Venture (and its predecessors) since August 1995, under the symbol AHR.

The Company's common shares have been traded in the U.S. on OTCBB since June 2004, under the symbol AXREF.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture and on the OTCBB.

	TSX Venture Exchange		OTCBB
Fiscal Year Ended	High	Low	High	Low
March 31,	(Cdn$)	(Cdn$)	(US$)	(US$)
2014	0.12	0.04	0.08	0.02
2013	0.44	0.07	0.43	0.07
2012	0.56	0.29	0.55	0.28
2011	0.77	0.36	0.73	0.30
2010	0.72	0.16	0.75	0.12

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Fiscal Quarter	(Cdn$)	(Cdn$)	(US$)	(US$)
Q4 2014	0.12	0.04	0.08	0.03
Q3 2014	0.05	0.04	0.05	0.02
Q2 2014	0.07	0.05	0.06	0.04
Q1 2014	0.07	0.05	0.07	0.04
Q4 2013	0.17	0.07	0.16	0.07
Q3 2013	0.15	0.09	0.15	0.10
Q2 2013	0.22	0.13	0.22	0.13
Q1 2013	0.44	0.19	0.43	0.18

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Month	(Cdn$)	(Cdn$)	(US$)	(US$)
July 2014 (to July 11) 2014)	0.07	0.06	0.05	0.05
June 2014	0.07	0.06	0.06	0.05
May 2014	0.07	0.06	0.07	0.05
April 2014	0.07	0.06	0.05	0.05
March 2014	0.08	0.06	0.06	0.05
February 2014	0.12	0.06	0.08	0.06
January 2014	0.09	0.04	0.07	0.03

B.           PLAN OF DISTRIBUTION

Not applicable.

C.           MARKETS

The shares of Amarc traded in Canada on the TSX Venture (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since August 1995 under the trading symbol AHR. Amarc's shares have traded on the OTCBB under the symbol AXREF, since June 2004.

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

Effective September 19, 2013 the Company’s Articles were amended to include advance notice provisions relating to the nomination and the election of directors of the Company.

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

C.           MATERIAL CONTRACTS

Amarc's only material contract as of July 11, 2014 is:

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

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company. However, the Investment Canada Act (Canada) (the "Investment Act") has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-Canadian who proposes to acquire Common Shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own adviser; and, except where expressly noted, it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures, Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Industry (or the Minister of Canadian Heritage and Official Languages for investments in a Canadian business engaged in any of the activities of a "cultural business"), is satisfied that the investment is likely to be of net benefit to Canada.

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

To determine whether an investment is reviewable under the Investment Act it is necessary to consider whether the investor (or the vendor) is a ‘WTO investor’ (ie, controlled by persons who are citizens of countries that are members of the World Trade Organization ("WTO"); there are currently 160 WTO members); the book value of the assets of the Canadian business being acquired; and whether the Canadian business being acquired engages in cultural activities.

Where a WTO investor is involved, and if the Canadian business is being acquired directly and is not engaged in cultural activities, an investment will be reviewable only if the Canadian operating business being acquired has assets with a book value in excess of CAD$354 million for 2014. (Note: the threshold is typically increased in January of each year, and would be expected to increase in January 2015, unless pending amendments to the Investment Act increase this threshold before then. Such amendments are expected to both increase the threshold, and to change it from an ‘assets’ test to an ‘enterprise value’ test. Once the amendments come into force the initial threshold will be an enterprise value of CAD$600 million, increasing two years later to CAD$800 million, and after a further two years to CAD$1 billion. The new threshold will come into force on a date to be determined by regulation once the definition of enterprise value has been finalised.)

If the acquisition by a WTO investor is indirect (i.e., the acquisition of shares of a foreign corporation that controls a Canadian business) the transaction is not reviewable. Where the Canadian business engages in any of the activities of a ‘cultural business’, or if neither the investor nor the vendor are WTO investors, the applicable thresholds for direct and indirect investments are assets with a book value of CAD$5 million or CAD$50 million, respectively. (The acquisition of a Canadian business that is a "cultural business" is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.) An acquisition of control of a Canadian business by a non-Canadian that falls below the thresholds for review under the Investment Act does not require the filing of an application for review. However, even where an investment falls below the thresholds, it must still be notified by way of a two-page form to the Investment Review Division of the Department of Industry (or the Department of Canadian Heritage for cultural cases). Notifications may be submitted by the investor any time before or up to 30 days after implementation of the investment.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister of Industry has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security," the Minister of Industry may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of "injurious to national security." Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

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

E.           TAXATION

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the ("Tax Act"), is not resident in Canada or deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisers with respect to these forms and all relevant compliance matters.

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

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder's particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

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

Provided that the Company's common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder's own tax advisers in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

United States Federal Income Tax Consequences

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended March 31, 2014, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax adviser regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax adviser regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax adviser regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. Dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax adviser regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisers regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended March 31, 2014, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax adviser regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisers regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax adviser regarding the availability of, and procedure for making, a QEF Election.

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

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax adviser regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax adviser regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax adviser regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See " Sale or Other Taxable Disposition of common shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

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

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisers regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. Dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. Dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. Dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the common shares. Each U.S. Holder should consult its own U.S. tax adviser regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax adviser regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisers regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax adviser regarding the information reporting and backup withholding rules.

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

B.           EXCHANGE RATE SENSITIVITY

Amarc's administrative operations are in Canada. The Company typically holds most of its funds in Canadian Dollars and typically acquires foreign currency on an as-needed basis and, hence, it is not significantly affected by exchange rate risk. The Company does, however, from time to time, invest in U.S. Dollars denominated short-term investments. The Company is exposed to foreign currency exchange risk on such investments. However, such U.S. Dollars denominated investments have been minor and the foreign exchange risk has been immaterial.

The Company currently does not engage in foreign currency hedging.

C.           INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc is equity financed and does not have any long-term debt. Amarc's liabilities consist of routine accounts payable and balances due to related parties.

Some of the Company's marketable securities are subject to equity price risk as they relate to shares held in publicly-traded companies. Given the small value of the Company's marketable securities, equity price risk for the Company is nominal.

D.           COMMODITY PRICE RISK

While the value of Amarc's resource properties can always be said to relate to the price of copper and gold metals and the outlook for same, Amarc does not have any operating mines and hence does not have any hedging or other commodity-based operational risks respecting its business activities.

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

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2014.

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

ITEM 16           [RESERVED]

ITEM 16A         AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Rene Carrier, Barry Coughlan and Jeffrey Mason. The board of directors has determined that Mr. Mason qualifies as a "financial expert" under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Mason is independent, as the term is defined in section 803 of the NYSE/MKT Company Guide.

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

The Company's Code of Ethics was filed as Exhibit 11.1 of the Company's Form 20-F filed on October 7, 2008. The Company's Code of Ethics can be viewed at the Company's website. The Company will also provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: 15th floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department.

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

Services:		Year ended March 31, 2014	Year ended March 31, 2013
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$23,000	$23,000
Audit-related Fees	Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.	Nil	Nil
Tax Fees	Includes fees for all tax services other than those included in "Audit Fees" and "Audit-related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.	Nil	Nil
All Other Fees	Includes all other non-audit services.	4,000	4,000
Total		$27,000	$27,000

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum Dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended March 31, 2014.

ITEM 16D         EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2014, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F         CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G         CORPORATE GOVERNANCE

Not applicable.

ITEM 16H         MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17           FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

  Report of the Company's independent registered chartered accountants, De Visser Gray LLP, dated July 11, 2014;

  Statements of financial position as at March 31, 2014 and March 31, 2013;

  Statements of comprehensive loss for the years ended March 31, 2014 and March 31, 2013;

  Statements of cash flows for the years ended March 31, 2014 and March 31, 2013;

  Statements of changes in equity for the years ended March 31, 2014 and March 31, 2013; and

  Notes to annual financial statements

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2014 and 2013

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2014 and March 31, 2013 and the statements of comprehensive loss, changes in equity and cash flows for the years ended March 31, 2014 and March 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2014 and March 31, 2013 and its financial performance and its cash flows for the years ended March 31, 2014 and March 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“De Visser Gray LLP”

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, Canada
July 11, 2014

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31,	March 31,
	2014	2013

ASSETS

Current assets
Cash and cash equivalents (note 3)	$4,772,772	$5,869,313
Amounts receivable and other assets (note 5)	76,264	142,815
Marketable securities (note 6)	96,179	81,042
	4,945,215	6,093,170

Non-current assets
Restricted cash (note 4)	232,666	266,802
Amounts receivable (note 5)	128,184	1,282,847
Equipment	–	1,205
Mineral property interests (note 7)	–	2
	360,850	1,550,856

Total assets	$5,306,065	$7,644,026

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 8)	$35,401	$32,909
Balances due to related parties (note 11(b))	69,939	166,953
Quartz Mountain debenture obligation (note 9)	–	260,000
	105,340	459,862

Shareholders' equity
Share capital (note 10)	58,761,410	58,756,410
Reserves	5,103,263	4,936,897
Accumulated deficit	(58,663,948)	(56,509,143)
	5,200,725	7,184,164

Total liabilities and shareholders' equity	$5,306,065	$7,644,026

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Year ended March 31,
	2014	2013

Expenses
Exploration and evaluation (notes 11, 13)	$1,094,601	$8,422,339
Assays and analysis	54,362	769,804
Drilling	–	859,034
Equipment rental	8,771	206,047
Geological	248,152	1,634,601
Graphics	3,787	12,068
Property costs and assessments	519,636	3,125,690
Site activities	95,731	1,185,192
Socioeconomic	74,956	367,133
Transportation	65,285	134,378
Travel and accommodation	23,921	128,392

Administration (notes 11, 13)	1,306,126	1,822,793
Depreciation	1,205	516
Legal, accounting and audit	44,626	56,010
Office and administration	1,103,733	1,451,737
Shareholder communication	102,129	225,822
Travel and accommodation	23,142	56,726
Trust and filing	31,291	31,982

Share-based payments	103,004	433,503
Share-based payments - exploration-related	41,071	172,086
Share-based payments - administration-related	61,933	261,417

	2,503,731	10,678,635
Other items
Interest income	(68,759)	(128,881)
Interest expense (note 9)	23,136	5,129
Flow-through share premium	–	(130,000)
Foreign exchange loss	1,937	1,013
Gain on termination of joint venture (note 7(f))	(284,717)	–
Gain on disposal of AFS financial assets (note 6)	(68,750)	–
Impairment of AFS financial assets (note 6)	48,225	–
Mineral property interests written off	2	–
Loss for the year	2,154,805	10,425,896

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit or loss:
Revaluation of AFS financial assets (note 6)	(25,012)	54,633
Change in fair value of AFS financial assets transferred to profit or loss upon disposition (note 6)	9,875	–
Impairment of AFS financial assets transferred to profit or loss (note 6)	(48,225)	–
Total other comprehensive loss (income) for the year	(63,362)	54,633

Comprehensive loss for the year	$2,091,443	$10,480,529

Basic and diluted loss per common share	$0.02	$0.08

Weighted average number of common shares outstanding	138,644,883	138,602,746

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Changes in Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
			Share-based	Share	Investment
	Number		payments	warrants	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2012	138,574,061	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690
Share-based payments	–	–	433,503	–	–	–	433,503
Issuance of common shares pursuant to mineral property agreements (note 10(b))	50,000	15,500	–	–	–	–	15,500
Total other comprehensive loss for the year	–	–	–	–	(54,633)	–	(54,633)
Loss for the year	–	–	–	–	–	(10,425,896)	(10,425,896)
Balance at March 31, 2013	138,624,061	$58,756,410	$2,099,636	$2,811,220	$26,041	$(56,509,143)	$7,184,164

Balance at April 1, 2013	138,624,061	$58,756,410	$2,099,636	$2,811,220	$26,041	$(56,509,143)	$7,184,164
Share-based payments	–	–	103,004	–	–	–	103,004
Issuance of common shares pursuant to mineral property agreements (note 10(b))	100,000	5,000	–	–	–	–	5,000
Total other comprehensive income for the year	–	–	–	–	63,362	–	63,362
Loss for the year	–	–	–	–	–	(2,154,805)	(2,154,805)
Balance at March 31, 2014	138,724,061	$58,761,410	$2,202,640	$2,811,220	$89,403	$(58,663,948)	$5,200,725

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
Cash provided by (used in):	2014	2013

Operating activities
Loss for the year	$(2,154,805)	$(10,425,896)
Adjustments for:
Depreciation	1,205	516
Interest income	(68,759)	(128,881)
Interest expense (note 9)	23,136	5,129
Debenture obligation acquired as part of the acquisition of interest in Galaxie ZNT project, included in exploration expenses (note 9)	–	260,000
Common shares issued, included in exploration expenses (note 10(b))	5,000	15,500
Share-based payments	103,004	433,503
Gain on termination of joint venture (note 7(f))	(284,717)	–
Gain on disposal of AFS financial assets (note 6)	(68,750)	–
Impairment of AFS financial assets (note 6)	48,225	–
Flow-through share premium	–	(130,000)
Mineral property interests written off	2	–
Changes in working capital items
Amounts receivable and other assets	66,489	417,564
Restricted cash	34,136	(20,660)
Amounts receivable - non-current	1,154,663	474,524
Accounts payable and accrued liabilities	2,492	(796,154)
Balances due to related parties	(52,235)	160,183
Net cash used in operating activities	(1,190,914)	(9,734,672)

Investing activities
Interest income	68,759	128,881
Proceeds from disposition of AFS financial assets (note 6)	68,750	–
Net cash provided by investing activities	137,509	128,881

Financing activities
Interest paid on debenture	(23,136)	–
Principal payment on debenture (note 9)	(20,000)	–
Net cash used in financing activities	(43,136)	–

Net decrease in cash and cash equivalents	(1,096,541)	(9,605,791)
Cash and cash equivalents, beginning of the year	5,869,313	15,475,104
Cash and cash equivalents, end of the year (note 3)	$4,772,772	$5,869,313

Supplementary cash flow information:
Non-cash investing and financing activities:
Issuance of common shares pursuant to mineral property agreements (note 10(b))	$5,000	$15,500
Debenture obligation transferred upon termination of Galaxie Joint Venture (note 9)	$(240,000)	$–
Debenture obligation assumed on acquisition of interest in Galaxie Joint Venture (note 9)	$–	$260,000
Balance due to related party transferred upon termination of Galaxie Joint Venture (note 7(f))	$(44,779)	$–

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
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

These financial statements (the "Financial Statements") of the Company for the years ended March 31, 2014 and 2013 have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. Management believes that its current liquid assets are sufficient to meet all current obligations and to maintain its mineral rights in good standing in the foreseeable future. These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting year ended March 31, 2014.

The Board of Directors of the Company authorized these Financial Statements on July 11, 2014 for issuance.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

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

Specific areas where significant estimates or judgements exist are:

Estimates

•

estimate of the accrual of Mineral Exploration Tax Credit ("METC"). The METC initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. However, the timing and amounts of refunds pursuant to the METC program are uncertain; and

•

inputs used in accounting for share-based payments. The Company uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted and of share purchase warrants issued. Inputs used in this model require highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options and share purchase warrants.

Judgements

•	assessment of the Company's ability to continue as a going concern;

•

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

•

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

•	the determination of categories of financial assets and financial liabilities; and

•	the carrying value and recoverability of the Company's marketable securities.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

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

(i) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise of cash and cash equivalents, amounts receivable and other assets, and restricted cash.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position is comprised of cash and highly liquid investments held at major financial institutions, having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash. The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its programs and as such, are subject to an insignificant risk of change in value.

(ii)	Available-for-sale ("AFS") financial assets

The Company's investments in marketable securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the exchange rate prevailing at the end of the reporting period. Changes in the fair value of AFS equity investments are recognized directly in equity.

Non-derivative financial liabilities

The Company classifies its non-derivative financial liabilities into the following category:

(i)	Financial liabilities measured at amortized cost

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities measured at amortized cost comprise of accounts payable and accrued liabilities, balances due to related parties, and the Quartz Mountain debenture obligation.

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

For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

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

Exploration and evaluation expenditures include:

•	the costs of acquiring licenses;

•	costs associated with exploration and evaluation activity; and

•	the acquisition costs of exploration and evaluation assets, including mineral properties.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually. As at March 31, 2014, all equipment has been fully depreciated.

(h)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues common shares for consideration other than cash, the transaction is measured at fair value based on the quoted market price of the Company’s common shares on the date of issuance.

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

(i)	Loss per share

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The effect of anti–dilutive factors is not considered when computing diluted loss per share.

(j)	Share–based payments

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

(k)	Income taxes

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

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;

•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(l)	Restoration, rehabilitation, and environmental obligations

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

Discount rates using a pre–tax rate that reflects the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit–of–production or the straight-line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2014.

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

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In these Financial Statements, the Company recognizes the following in relation to its interests in joint operations:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output of the joint operation; and

•	its expenses, including its share of any expenses incurred jointly

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

(n)	Operating segments

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All non-current assets are held in Canada.

(o)	Government assistance

When the Company is entitled to receive METC and other government grants, this government assistance is recognized as a cost recovery within exploration expense when there is reasonable assurance of recovery.

(p)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current year

Effective April 1, 2013, the Company has applied the following new accounting standards which were issued by the IASB:

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

•	IFRS 13, Fair Value Measurement

•	IAS 19, Employee Benefits

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The amendments to IAS 1 require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss and those that are not reclassified to profit or loss. Other than change in presentation and disclosure, there was no material impact of the new and amended accounting standards adopted during the reporting period.

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2014

•	Amendments to IAS 32, Financial Instruments: Presentation

Effective for annual periods beginning on or after July 1, 2014

•	Amendments to IFRS 2, Share-based Payment

•	Amendments to IFRS 3, Business Combinations

•	Amendments to IFRS 8, Operating Segments

•	Amendments to IFRS 13, Fair Value Measurement

•	Amendments to IAS 16, Property, plant and equipment

•	Amendments to IAS 24, Related Party Disclosures

Effective date to be finalized

•	IFRS 9, Financial Instruments

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities, upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2014	2013
Current

Value added taxes refundable	$21,055	$85,451
Prepaid insurance	55,209	52,801
Other receivables	–	4,563
Total current	$76,264	$142,815

Non-current
British Columbia Mineral Exploration Tax Credits (“METC”)	$128,184	$1,282,847

6.	MARKETABLE SECURITIES

As at March 31, 2014 and 2013 the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale financial assets and are carried at fair value.

During the current reporting period, the Company recognized an impairment loss of $48,225 on certain marketable securities, which reflects the decline in their respective trading prices below cost. Management considers the aggregate decline in fair value to be significant and prolonged, and accordingly, it has been recorded within current operations.

During the current reporting period, pursuant to the terms of termination of the Tulox property-option agreement (note 7(e)), the Company disposed of certain marketable securities and recognized a gain of $68,750 on the disposition. The Company originally received these shares as a result of a spin-off transaction involving the investee; therefore, the gain of the disposition equaled the proceeds received.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS

All of the Company's active exploration properties are located in British Columbia, Canada. The following is a summary of the Company's material properties.

(a)	Ike Property

The Ike Property is located approximately 40 kilometres northwest of Gold Bridge, British Columbia.

Earn-in

On December 10, 2013, the Company entered into an agreement (the “Ike Option Agreement”) with Oxford Resources Inc. (“Oxford”) in respect of the Ike Property, whereby Amarc has an option to acquire an 80% ownership interest in the property by satisfying the following earn-in requirements:

		Number of		Exploration
		common shares to		expenditures
On or before	Cash payments	issue		to incur
Exchange approval (completed)			$
	$25,000	100,000		–
June 6, 2014 (completed)	50,000	100,000		–
November 30, 2014(i)	–	–		855,697
June 6, 2015	50,000	100,000		–
November 30, 2015	–	–		1,000,000
Total	$125,000	300,000		$1,855,697

(i)	To March 31, 2014, $157,414 in expenditures had been incurred

Oxford’s interest in the Ike Property is subject to an underlying option agreement with private third parties. Amarc and Oxford have also agreed that, upon completion of the earn-in requirements pursuant to the Ike Option Agreement, both parties will form a joint venture to further develop the project. Upon completion of a positive feasibility study on the Ike Property, Amarc has agreed to issue an aggregate of 500,000 of its common shares to the underlying owners of the property.

Royalty

The mineral claims are subject to a 2% net smelter return royalty (“NSR”). Amarc has the right to purchase half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. Amarc also has the right to purchase the remaining half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due annually commencing on December 31, 2015.

(b)	Silver Vista Property

The Silver Vista Property is located approximately 55 kilometres northeast of Smithers, British Columbia.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) Property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% NSR, of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a right of first refusal.

(c)	Newton Property

The Company owns a 100% interest in the Newton Property, located approximately 100 kilometres west of Williams Lake, British Columbia.

Certain mineral claims are subject to a 2% NSR, which royalty may be purchased at any time by Amarc for $2 million. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(d)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia, and consist of properties named Galileo, Hubble, Franklin, and Darwin.

Amarc purchased the Hubble East exploration property in December 2011 for $50,000 cash and 80,000 common shares of Amarc, having an aggregate fair value of $35,600. Hubble East is included within the Hubble Property.

Amarc purchased the Franklin property in April 2012 for $10,000 cash and 10,000 common shares of Amarc with a fair value of $3,900.

The Galileo, Hubble, and Darwin properties were acquired by staking.

(e)	Tulox Property

The Tulox Property (the "Tulox Property") is located in the Cariboo region of British Columbia, and was acquired by the Company in stages by staking between 2005 to 2007.

Commencing in 2009, the Company entered into an option agreement with Tulox Resources Inc. ("Tulox") whereby Tulox could have acquired up to a 100% interest in the Property by making certain share issuances to Amarc and incurring certain exploration expenditures over a specified period of time. In 2011, Tulox assigned the option agreement to its subsidiary, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization. Further changes to the option agreement were made, pursuant to which the number of shares to be issued, and the exploration spending commitments and timing thereof were amended. To November 2013, Tulox and Newlox had issued 1,375,000 common shares to Amarc.

In November 2013, Newlox terminated its option agreement on the Tulox Property. Amarc agreed to sell its 1,375,000 common shares of Newlox to Newlox for proceeds of $68,750 (note 6).

In November 2013, Amarc allowed the Tulox claims to lapse.

(f)	Galaxie and ZNT Properties

The Galaxie property is located approximately 8 kilometres south of Dease Lake, British Columbia and the ZNT property is located approximately 15 kilometres southeast of the town of Smithers, British Columbia.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The Company entered into a letter agreement with Quartz Mountain Resources Ltd. (“Quartz Mountain”) effective November 1, 2012 (the "Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"). Quartz Mountain is a publicly listed company with certain directors in common with the Company.

Amarc earned an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain, and by funding an additional $1 million in exploration expenditures incurred by Quartz Mountain relating to the Galaxie property by December 31, 2012. On December 31, 2012, a joint arrangement (the "Galaxie ZNT Project") was formed, in which Amarc held an initial interest of 40% and Quartz Mountain held an initial interest of 60%.

Quartz Mountain also transferred to the Galaxie ZNT Project its obligation under a debenture security (note 9).

In June 2013, the Company entered into an amendment agreement whereby:

(i)	the Galaxie ZNT Project was divided into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture"; and

(ii)

Amarc received an option to increase its interest in each joint arrangement from 40% to 60% by funding exploration programs of $235,000 and $210,000, respectively, on these projects prior to October 31, 2013.

By October 31, 2013, Amarc had funded in excess of $210,000 on the ZNT Joint Venture, thereby increasing its interest in the joint venture to 60%, but had not funded the $235,000 required amount on Galaxie, and therefore its interest in the Galaxie Joint Venture remained at 40%.

On March 31, 2014, Amarc and Quartz Mountain agreed to terminate both the Galaxie Joint Venture and the ZNT Joint Venture. Pursuant to the terms of the termination of the joint ventures, Amarc was released from all obligations of the unincorporated entities and its interests in the underlying mineral assets reverted back to Quartz. The Company had previously expensed its $2 million initial investment and its portion of subsequent exploration costs incurred by the joint ventures in accordance with its accounting policy for such costs. Consequently, the Company recognized a gain of $284,717 in these Financial Statements, reflecting primarily the carrying amount of Amarc’s proportion (40%) of the liabilities of the Galaxie Joint Venture as of the date of termination, as summarized below:

Gain on termination of Galaxie Joint Venture

Quartz Mountain debenture obligation (40% of $600,000)	$240,000
Balances due to a related party (40% of $111,948)	44,779
Cash (40% of $138)	(55)
Amounts receivable (40% of $17)	(7)
Total	$284,717

No gain or loss was recognized upon termination of the ZNT Joint Venture as, at the date of termination of the agreement, the joint venture contained no assets or liabilities, other than mineral property interests in the ZNT properties for which no value had been recognized in the Company’s financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2014	2013
Accounts payable	$8,401	$4,523
Accrued liabilities	27,000	23,257
Accrued interest on Quartz Mountain debenture obligation	–	5,129
Total	$35,401	$32,909

9.	QUARTZ MOUNTAIN DEBENTURE OBLIGATION

Balance, April 1, 2012	$–
Amarc's proportionate share of debenture obligation acquired (40% of $650,000)	260,000
Balance, March 31, 2013	260,000
Amarc's proportionate share of principal repayments during the year (40% of $50,000)	(20,000)
Amarc’s proportionate share of debenture transferred to Quartz Mountain (40% of $600,000) (note 7(f))	(240,000)
Balance, March 31, 2014	$–

Quartz Mountain transferred to the Galaxie Joint Venture its obligation under a debenture security that Quartz Mountain had issued (note 7(f)), of which the Company recognized its proportionate share of 40%.

In July 2013, Quartz Mountain and the holder of the debenture entered into an agreement to amend the debenture, whereby among other things, a principal payment of $50,000 was made, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

On March 31, 2014, upon termination of the Galaxie Joint Venture, Amarc derecognized its proportionate share of the obligation (note 7(f)).

10.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. All issued common shares are fully paid. No preferred shares have been issued.

(b)	Issuance of common shares pursuant to acquisition of mineral property interests

During the years ended March 31, 2014 and 2013, the Company issued its common shares pursuant to several mineral property agreements as follows:

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Properties	Year ended March 31,
		2014		2013
	Number of	Fair	Number of	Fair
	shares	value	shares	value
Ike Property (note 7(a))	100,000	$5,000	–	$–
Blackwater South Property (note 7(d))	–	–	40,000	11,600
Franklin Property (note 7(d))	–	–	10,000	3,900
Total	100,000	$5,000	50,000	$15,500

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year was based on the following:

	Year ended March 31,
	2014	2013
Loss attributable to common shareholders	$2,154,805	$10,425,896
Weighted average number of common shares outstanding	138,644,883	138,602,746

(d)	Share purchase option compensation plan

The Company has a share purchase option compensation plan that allows it to grant up to 10% of the issued and outstanding shares of the Company at any one time, subject to regulatory terms and approval, to its directors, employees, officers, consultants, and service providers. The vesting schedule is determined by the Board of Directors, but share purchase options typically vest over two years. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee's employment.

The following table summarizes the changes in the Company's share purchase options:

	Year ended			Year ended
Share purchase options	March 31, 2014			March 31, 2013
	Number		Weighted	Number		Weighted
	of		average	of		average
	options		exercise price	options		exercise price
		$			$
Outstanding – beginning of year	5,438,600		0.32	5,658,700		0.33
Forfeited	(282,700)		$0.33	(100,100)		$0.32
Expired	–		$–	(120,000)		$0.62
Outstanding – end of year	5,155,900		$0.32	5,438,600		$0.32
Exercisable – end of year	5,155,900		$0.32	3,630,400		$0.32

The weighted average remaining life of the share purchase options outstanding as at March 31, 2014 was 1.7 years (March 31, 2013 – 2.6 years). Awards typically vest in several tranches ranging from 6 months to 18 months.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes information on the Company's share purchase options outstanding as at March 31, 2014 and 2013:

	March 31, 2014		March 31, 2013

		Weighted		Weighted
	Number of share	average		average
	purchase	remaining	Number of share	remaining
	options	contractual	purchase options	contractual
Exercise price	outstanding	life (years)	outstanding	life (years)
$0.32	5,155,900	1.7	5,408,600	2.6
$0.40	–	–	30,000	1.5
	5,155,900	1.7	5,438,600	2.6

(e)	Share purchase warrants

On September 6, 2013, all outstanding share purchase warrants expired unexercised.

(f)	Reserves

Share-based payments reserve

The share-based payment reserve relates to share purchase options granted by the Company to its employees or consultants under its share purchase option compensation plan (note 10(d)).

Share warrants reserve

The share warrants reserve relates to share purchase warrants issued by the Company in connection with the private placement in March 2012 (note 10(e)).

Investment revaluation reserve

The investment revaluation reserve represents the cumulative gains and losses arising on the revaluation of AFS financial assets that have been recognized in other comprehensive income, net of amounts reclassified to profit or loss when those assets have been disposed of or are determined to be impaired.

11.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Transactions with key management personnel were as follows:

Remuneration for services rendered	Year ended March 31,
	2014	2013
Short-term employee benefits	$379,914	$508,963
Share-based payments	51,096	208,622
Total	$431,010	$717,585

Short-term employee benefits include salaries, directors fees and amounts paid to HDSI (note 11(b)(i)) for services provided to the Company by certain HDSI personnel who serve as executive directors and officers for the Company.

Certain key management personnel are paid through private companies controlled by such personnel. Included in the amount presented for "short-term employee benefits" are transactions with C.E.C Engineering Ltd., a private company controlled by a former director of the Company, that provides administrative and technical services to the Company at market rates.

(b)	Balances and transactions with related entities

Balances due to related parties	March 31,	March 31,
	2014	2013
Balance due to entity with significant influence (i)	$69,939	$46,953
Balance due to jointly controlled operations (ii)	–	120,000
Balance due to related parties	$69,939	$166,953

The following is a summary of transactions with related entities that occurred during the years ended March 31, 2014 and 2013:

Transactions with related entities	Year ended March 31,
	2014	2013
Services received from HDSI (i):
HDSI employee time charges, based on annually set rates	$1,150,711	$3,091,387
Key management personnel fees	314,800	461,200
Information technology services and maintenance fees	140,500	163,200
	$1,606,011	$3,715,787

Reimbursement of third party expenses to HDSI	$61,599	$176,925

(i)                   Entity with significant influence over the Company

Management believes that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company. The following directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Company:

•	Robert Dickinson – Chairman of the Board
•	David Copeland – former Director

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

•	Scott Cousens – Director
•	Ronald Thiessen – President, Chief Executive Officer, Director
•	Diane Nicolson – Executive Vice President
•	Paul Mann – Chief Financial Officer
•	Trevor Thomas – Corporate Secretary

Pursuant to certain management agreements between the Company and HDSI, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. HDSI also incurs third party costs on behalf of the Company. Of the total amount of services received from HDSI, approximately 43% relates to technical services provided to the Company, including support for geological, engineering and socio-economic activities of the Company. The remaining 57% relates to corporate and general administration activities of the Company. Third party expenses reimbursed to HDSI are primarily comprised of travel expenses directly attributable to the activities of the Company, insurance premiums attributable to the Company’s personnel and assets, and costs for other shared services received by the Company.

(ii) Jointly controlled operations

During the reporting period, the Company had joint control over both the Galaxie Joint Venture and the ZNT Joint Venture. Both joint ventures were terminated on March 31, 2014 (note 7(f)).

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2014, the Company had unused non-capital loss carry forwards of approximately $11.1 million (March 31, 2013 – $9.2 million) in Canada.

As at March 31, 2014, the Company had resource tax pools of approximately $21.8 million (March 31, 2013 – $21.2 million) available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of effective tax rate	March 31,	March 31,
	2014	2013
Loss for the year	$(2,154,805)	$(10,425,896)
Total income tax expense	–	–
Loss excluding income tax	$(2,154,805)	$(10,425,896)

Income tax recovery using the Company's domestic tax rate	(560,000)	(2,606,000)
Non–deductible expenses and other	291,000	201,000
Change in deferred tax rates	(330,000)	–
Difference in statutory tax rates	–	–
Temporary difference booked to reserve	2,000	(7,000)
Deferred income tax assets not recognized	597,000	2,412,000
	$–	$–

The Company's domestic tax rate was 26% (2013 – 25%) and its effective tax rate is nil (2013 – nil).

As at March 31, 2014, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

	Tax losses	Tax losses
Expiry	(capital)	(non-capital)	Resource pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	314,000	–	521,000
After five years	–	10,736,000	–	1,010,000
No expiry date	630,000	–	21,787,000	56,000
Total	$630,000	$11,050,000	$21,787,000	$1,587,000

13.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Year ended March 31,
	2014	2013
Salaries and benefits included in:
Exploration and evaluation	$730,869	$2,582,714
Office and administration	792,170	1,381,161
Shareholder communication	92,143	179,253
Total	$1,615,182	$4,143,128

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

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

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended March 31, 2014.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The Company's marketable securities are carried at fair value, based on quoted prices in active markets (note 6).

As at March 31, 2014 and 2013, the carrying values of the Company's financial assets and financial liabilities approximate their fair values.

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

The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high- credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Included in amounts receivable is the Company's claim for 2014 METC of $128,184.

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

The Company has sufficient cash and cash equivalents to meet its commitments associated with its financial liabilities.

The carrying amounts of the Company's obligations, which approximate their contractual cash flows, are as follows:

	March 31,	March 31,
Due within 12 months	2014	2013
Accounts payable and accrued liabilities	$35,401	$32,909
Balances due to related parties	69,939	166,953
Quartz Mountain debenture obligation	–	260,000
Total	$105,340	$459,862

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities (note 6).

The objective of price risk management is to eliminate or limit emerging risk exposures within acceptable parameters, while optimizing return and meeting strategic goals.

As at March 31, 2014 and 2013, the Company’s exposure to price risk was nominal.

ITEM 19           EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit	Description of Exhibit
Number

1.1	Articles of Amarc Resources Ltd., as amended (1)

4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004 (2)

4.2	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008 ,as superseded by the Services Agreement dated July 2, 2010. (2)

4.3	Certificate of Expert

11.1	Code of Ethics (2)

(1)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.

(2)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Paul S Mann

Chief Financial Officer
DATED: July 11, 2014