Form 20-F
period 2015-03-31
AMARC RESOURCES LTD
filed 2015-07-24
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

141,324,061 common shares as of March 31, 2015

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

Except as noted, the information set forth in this Annual Report is as of July 20, 2015 and all information included in this document should only be considered correct as of such date.

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

Net Smelter Return (NSR) Royalty	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet-hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

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

FORWARD LOOKING STATEMENTS

The Annual Report on Form 20-F includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

These statements appear in a number of places in this Form 20-F and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus or in documents incorporated by reference in this prospectus, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Any statements incorporated herein, other than statements of historical facts may be deemed to be forward-looking statements.

These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, investors are cautioned not to put undue reliance on these forward-looking statements.

Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, the exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date such statements are made. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

The Company advises investors that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to Amarc or persons acting on the Company's behalf. The Company assumes no obligation to update the Company's forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

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

The following tables summarize selected financial data for Amarc extracted from the Company's audited financial statements for the fiscal years ended March 31, 2015, 2014, 2013, 2012 and 2011. The data should be read in conjunction with the Company's audited financial statements for the fiscal years ended March 31, 2015 and 2014 included as an exhibit in this annual report.

The following table is derived from the financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards ("IFRS") and International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's fiscal years ended March 31, 2015, 2014, 2013, 2012 and 2011.

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2015	2014	2013	2012	2011
Equipment, net	$–	$–	$1	$2	$28
Total assets	1,755	5,306	7,644	18,176	9,550
Total liabilities	1,279	105	460	961	660
Working capital	242	4,840	5,633	16,224	7,520
Share capital	58,955	58,761	58,756	58,741	45,482
Reserves	5,069	5,103	4,937	4,558	1,918
Accumulated deficit	(63,548)	(58,664)	(56,509)	(46,083)	(38,510)
Net assets	476	5,201	7,184	17,216	8,890
Shareholders' equity	476	5,201	7,184	17,216	8,890

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2015	2014	2013	2012	2011
Interest and other income	$(38)	$(69)	$(129)	$(83)	$(63)
General and administrative expenses	1,478	1,306	1,823	1,752	1,273
Exploration expenditures	3,278	1,095	8,422	6,660	5,484
Share-based payments	–	103	434	800	–
Other	166	(280)	6	(147)	47
Gain on sale of mineral property	–	–	–	(679)	–
Flow-through shares premium	–	–	(130)	(730)	(275)
Net loss for the year	4,884	2,155	10,426	7,573	6,466
Other comprehensive loss (income)	35	(63)	55	(15)	(68)
Total comprehensive loss	4,919	2,092	10,481	7,558	6,398

Basic and diluted net loss per share	$0.04	$0.02	$0.08	$0.07	$0.07
Weighted average number of common shares outstanding	139,357,212	138,644,883	138,602,746	102,759,226	89,132,492

Pursuant to SEC Release No. 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards without Reconciliation to U.S. GAAP", the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Currency and Exchange Rates

On July 20, 2015, the rate of exchange of the Canadian Dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.2982. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

		For year ended March 31
		(Canadian Dollar per U.S. Dollar)
	2015	2014	2013	2012	2011
End of period	$1.2683	$1.1053	$1.0156	$0.9991	$0.9718
Average for the period	$1.1387	$1.0533	$1.0013	$0.9930	$1.0197
High for the period	$1.2803	$1.1251	$1.0418	$1.0604	$1.0778
Low for the period	$1.0634	$1.0023	$0.9710	$0.9449	$0.9686

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2015 (to July 20)	$1.2998	$1.2566
June 2015	$1.2550	$1.2209
May 2015	$1.2485	$1.1951
April 2015	$1.2612	$1.1954
March 2015	$1.2803	$1.2440

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Although at March 31, 2015 the Company had working capital of approximately $0.2 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

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

Exploration, Development And Mining Operations Generally Involve A High Degree of Risk.

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

The Company's Business Could Be Adversely Affected By Government Regulations Related To Exploration And Mining.

Amarc’s business may be subject to changes in and the effect of government policies regarding mining and natural resource exploration and exploitation.

In regards to the environment, Amarc's exploration activities are regulated in all countries in which the Company operates under various federal, state, provincial and local laws relating to the protection of the environment, which generally includes air and water quality, hazardous waste management and reclamation. Environmental hazards may exist on the properties in which the Company holds interests which are unknown to Amarc at present and which have been caused by previous or existing owners or operators of the properties. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Delays in obtaining or failure to obtain government permits and approvals may adversely impact the Company's operations. The regulatory environment in which the Company operates could change in ways that would substantially increase costs to achieve compliance, or otherwise could have a material adverse effect on the Company's operations or financial position. In particular, the Company's operations and exploration activities in British Columbia are subject to national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. There can be no certainty that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at the Company's projects.

The Company's Business Could Be Adversely Affected by Third Party Opposition to Exploration and Mining.

The Company’s operations may suffer delays due to third party opposition.

Amarc’s properties are located within Aboriginal groups asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted Aboriginal rights and title, which has the potential to manifest permitting delays or opposition by Aboriginal communities.

Amarc is working to establish positive relationships with Aboriginal groups. As part of this process Amarc may enter into agreements commensurate with the stage of activity, with Aboriginal groups in relation to current and future exploration and any potential future production. This could reduce expected earnings.

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

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended March 31, 2015, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax adviser regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

The Company's Shareholders Could Face Significant Potential Equity Dilution.

As of July 20, 2015, Amarc had approximately 3.1 million share purchase options outstanding. Amarc has a share purchase option plan which allows the management to issue options to its employees and non-employees based on the policies of the Company. If further options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

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

Mineral Properties and Exploration Activities and Plans

Amarc is a British Columbia-based mineral development company with an experienced and successful management team that is focused on advancing the IKE Project, a major porphyry copper discovery located in the heartland of BC’s copper mining industry.

Amarc has made a significant copper-molybdenum-silver discovery at its 100% owned IKE project located in the heartland of the province’s copper mining industry. The nine discovery drill holes intersected chalcopyrite and molybdenite mineralization from surface and over a broad area, measuring 1,200 metres east-west by 600 metres north-south and to a depth of approximately 500 metres. Mineralization at IKE remains open in all lateral directions and to depth. The discovery holes and post-drilling geological, geochemical and geophysical surveys completed outwards from the drilled area indicate that the IKE porphyry system has the potential for important-scale resource volumes that require drilling in order to fully delineate the copper-molybdenum-silver deposit. Amarc has received from the provincial government a 50 drill hole permit.

The Company has secured additional mineral claims in the IKE area to cover other compelling deposit targets and potential infrastructure sites.

Amarc is committed to meaningful engagement and building long-term relationships with all communities in the IKE Project area, including mutually beneficial partnerships with Aboriginal groups. A comprehensive engagement plan is in place that is consistent with the current level of exploration activity. The company continues to build on positive relationships with regulators, supporting government’s consultation duties to assist with timely and fair regulatory decision-making.

The IKE Property

Amarc has a 100% interest in the IKE property, which is located approximately 40 kilometres northwest of Gold Bridge, in a region characterized by broad U-shaped valleys.

At IKE, limited historical drilling indicated the presence of a mineral system with characteristics that are favorable for the development of a viable porphyry copper-molybdenum-silver deposit. Three key historical drill holes (81-2, 11-1 and 11-2) spaced over 220 metres intercepted long intervals of continuous, chalcopyrite and molybdenite mineralization with encouraging grades. These intersections include: 116 metres of 0.46% copper equivalent (CuEQ)1 comprising 0.29% Cu and 0.043% Mo; 182 metres of 0.42% CuEQ comprising 0.31% Cu, 0.022% Mo and 1.9 g/t Ag; and 64 metres of 0.51% CuEQ, comprising 0.37% Cu, 0.024% Mo and 4.7 g/t Ag. All three of these historical holes ended in mineralization.

Assay results received from an initial nine hole (5,400 metre) diamond drill program completed by Amarc, have confirmed the presence of an important porphyry-style deposit. The nine discovery drill holes intersected chalcopyrite and molybdenite mineralization from surface and over a broad area, measuring 1,200 metres east-west by 600 metres north-south and to depths of approximately 500 metres. Mineralization at IKE remains open in all lateral directions and to depth. These holes and post-drilling geological, geochemical and geophysical surveys completed outwards from the drilled area indicate that the IKE porphyry system has the potential for important-scale resource volumes that require drilling in order to fully delineate the copper-molybdenum-silver deposit. The Company has received from the provincial government a 50 drill hole permit.

Amarc has secured additional mineral claims in the IKE area to cover other compelling deposit targets as well as potential infrastructure sites.

Highlights from the nine hole discovery drill program include:

•	247 metres of 0.42% CuEQ @ 0.28% Cu, 0.030% Mo and 2.0 g/t Ag

•	234 metres of 0.43% CuEQ @ 0.26% Cu, 0.040% Mo and 1.7 g/t Ag

•	92 metres of 0.41% CuEQ @ 0.31% Cu, 0.020% Mo and 2.1 g/t Ag

•	194 metres of 0.49% CuEQ @ 0.30% Cu, 0.046% Mo and 0.8 g/t Ag

•	308 metres of 0.41% CuEQ @ 0.26% Cu, 0.032% Mo and 1.8 g/t Ag

•	97 metres of 0.46% CuEQ @ 0.32% Cu, 0.030% Mo and 2.2 g/t Ag

Results from Amarc’s nine discovery drill holes are summarized in the Table of Assay Results below. A drill plan and other information are posted on Amarc’s website.

_________________________

1 Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb and Ag US$20.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

IKE DISCOVERY -- TABLE OF ASSAY RESULTS

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int.2,3 (m)	CuEQ¹ (%)	Cu (%)	Mo (%)	Ag (g/t)
IK14001	-45	0	742.2	incl. incl. incl. incl.	55.0 242.0 242.0 284.6 372.9 404.1 528.0	213.7 489.0 275.0 362.5 395.2 489.0 634.6	158.7 247.0 33.0 77.9 22.3 84.9 106.6	0.38 0.42 0.43 0.44 0.45 0.50 0.28	0.27 0.28 0.35 0.31 0.25 0.30 0.23	0.020 0.030 0.011 0.027 0.045 0.045 0.009	2.5 2.0 4.1 2.0 1.7 1.7 1.9
IK14002	-45	100	551.1	incl. and and	57.3 206.0 206.0 206.0 368.5 521.7	180.1 494.6 440.0 364.0 440.0 551.1	122.8 288.6 234.0 158.0 71.5 29.4	0.41 0.40 0.43 0.45 0.41 0.45	0.32 0.24 0.26 0.26 0.27 0.15	0.017 0.038 0.040 0.046 0.031 0.076	2.5 1.6 1.7 1.7 1.7 0.6
IK14003	-60	180	419.4		10.2 282.0	102.0 365.0	91.8 83.0	0.41 0.20	0.31 0.08	0.020 0.029	2.1 0.7
IK14004	-50	90	388.6		128.0	189.0	61.0	0.29	0.13	0.036	0.9
IK14005	-60	0	772.7	incl.	32.0 269.4 269.4 602.9	80.0 552.3 463.2 616.1	48.0 282.9 193.8 13.2	0.27 0.44 0.49 0.33	0.23 0.29 0.30 0.29	0.007 0.038 0.046 0.009	1.4 0.7 0.8 0.6
IK14006	-45	90	681.8	incl. and and and incl.	9.0 124.0 124.0 124.0 216.4 381.9 441.9 671.0	75.0 574.3 432.2 207.8 258.0 432.2 490.0 681.8	66.0 450.3 308.2 83.8 41.6 50.4 48.1 10.8	0.25 0.37 0.41 0.43 0.43 0.72 0.46 0.33	0.21 0.24 0.26 0.31 0.30 0.35 0.27 0.28	0.008 0.028 0.032 0.026 0.024 0.088 0.044 0.007	1.3 1.7 1.8 2.2 2.8 1.8 1.8 2.0
IK14007	-60	90	688.5		7.9 139.5 223.0 304.0	24.9 167.0 274.0 411.9	17.0 27.5 51.0 107.9	0.31 0.27 0.24 0.24	0.22 0.06 0.05 0.12	0.020 0.051 0.048 0.030	1.1 0.5 0.5 0.7
IK14008	-45	90	788.8	incl. incl. incl.	135.4 233.0 278.1 287.7 418.7 484.0 605.0	168.0 258.5 567.0 384.3 462.8 564.0 648.0	32.6 25.5 288.9 96.6 44.0 80.0 43.0	0.30 0.34 0.37 0.46 0.38 0.38 0.25	0.24 0.23 0.27 0.32 0.31 0.30 0.20	0.009 0.023 0.022 0.030 0.015 0.018 0.012	2.0 1.5 1.6 2.2 1.8 1.6 1.0
IK14009	-45	270	376.1	incl.	10.5 10.5	200.0 98.0	189.5 87.5	0.24 0.29	0.16 0.20	0.018 0.019	1.1 1.4

1	Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb and Ag US$20.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2	Widths reported are drill widths, such that the thicknesses are unknown.
3	All assay intervals represent length weighted averages.

Like many major porphyry deposits, IKE formed in a very active, multi-stage hydrothermal system that was extensive and robust. The footprint of the hydrothermal system at IKE is approximately six square kilometres. More recent site exploration conducted following the 2014 discovery drilling program includes a new, high resolution airborne magnetic survey, a copper and multi-element in talus fines geochemical survey and a detailed Induced Polarization (“IP”) ground geophysical survey. These surveys indicate exciting expansion potential beyond the immediate area of the IKE discovery drilling (see www.amarcresources.com). For example, numerous talus fines samples collected up to 800 metres southwest and 600 metres southeast of the area drilled assayed 1,000 to 3,800 ppm copper (0.10% to 0.38% Cu). Furthermore, the IP survey, which covered only a portion of the hydrothermal system outlined two coalescing porphyry mineralizing systems measuring approximately 800 metres north-south and 2,250 metres east-west. This porphyry-style mineralization remains open to expansion to the south and north, and is largely co-incident with major magnetic low features. These features indicate the presence of well-defined, broad scale magnetite destruction zones that are important targets for additional drilling.

Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. A possible geological analogue to guide further drilling activity at IKE is BC’s Highland Valley porphyry copper-molybdenum deposit; it has a similar geological setting within the interior of a felsic batholith, as well as comparable metal assemblage and grades. The regional structural setting at IKE also includes major northwest-trending structures and dykes, which were active in the Tertiary period during formation of the IKE deposit. This overall setting is similar to that of many important porphyry belts along the Cordillera in North and South America.

IKE has important economic potential as indicated by the copper equivalent grades returned over long continuous drill intercepts, which compare favourably to the range of copper equivalent grades for reserves and resources at active BC porphyry copper (± molybdenum ± gold ± silver) mines. For example, Mt. Milligan has proven and probable reserves of 478 million tonnes at 0.20% copper and 0.39 g/t Au for a CuEQ grade of 0.44%, and Highland Valley has proven and probable mineral reserves of 663 million tonnes at 0.29% copper and 0.008% molybdenum for a CuEQ of 0.32% (see websites of Thompson Creek Metals Company Inc. and Teck Resources Limited, respectively).

At IKE, chalcopyrite and molybdenite were precipitated during at least three stages of hydrothermal activity. The mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses returned consistently low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest that there is potential to produce, clean good-grade copper and molybdenum concentrates by standard flotation processing. A comprehensive corporate and technical business plan is being implemented to efficiently move IKE forward.

Amarc is committed to meaningful engagement and building long-term relationships with all communities in the IKE Project area, including mutually beneficial partnerships with Aboriginal groups. A comprehensive engagement plan is in place that is consistent with the current level of exploration activity. The company continues to build on positive relationships with regulators, supporting government’s consultation duties to assist with timely and fair regulatory decision-making.

IKE Property Agreement

Amarc holds an 100% interest in the IKE property. In December 2013, the Company entered into an Option and Joint Venture Agreement (the "IKE Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the IKE property by making cash payments totaling $125,000, issuing 300,000 shares, and by incurring approximately $1,860,000 in exploration expenditures on or before November 30, 2015.

In July 2014 the IKE Agreement was amended and Oxford assigned all of its interest in the IKE property, and the underlying option agreement with respect to the IKE property, to Amarc and converted its ownership interest in the IKE property to a 1% Net Smelter Return (“NSR”) royalty in consideration of a $40,000 cash payment. The 1% NSR royalty can be purchased at any time for $2,000,000 less any amount of royalty already paid (payable in cash or common shares of Amarc at the Company’s sole election). The maximum aggregate amount payable under the NSR is $2,000,000.

As a result of the foregoing, Amarc had the right to acquire a 100% ownership interest in the IKE property directly from two unrelated individuals (formerly the underlying owners and now the “Optionors”) by making a cash payment of $40,000 (completed), issuing 100,000 shares (completed), and by incurring approximately $1,860,000 in exploration expenditures (completed) on or before November 30, 2015.

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2,000,000 ($1,000,000 of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the remaining half of the royalty (1%) for $2,000,000 ($1,000,000 of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018. Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due to the Optionors annually commencing December 31, 2015.

Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the Optionors of the property.

The IKE District Properties – Galore and Granite

Amarc has rights to acquire a 70% and a 100% ownership interest in the Galore and Granite properties, respectively, which are located in the underexplored IKE district. Given the compelling exploration results from historical programs throughout the district and the common tendency of porphyry deposits to form in clusters the Company’s technical team believes these properties also have potential to host bulk-tonnage porphyry copper mineralization. The Company’s technical team is currently in the process of compiling all historical data from these properties to define and prioritize targets for field follow up.

Galore Property Agreement

In July 2014, the Company entered into an option and joint venture agreement with Galore Resources Inc. ("Galore Resources"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3,000,000 in exploration expenditures within five years ($1,500,000 of which may be in recordable assessment credits not directly incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2,000,000 in exploration expenditures within two years. Upon exercise of the initial or additional option, Galore Resources and Amarc have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be. The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty which may be purchased for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty which may be purchased at any time until December 31, 2024 for $400,000 less, any amount of the net profits interest royalty already paid.

Granite Property Agreement

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest"), whereby the Company can purchase a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000 (completed). Great Quest holds a 2% NSR royalty on the property which can be purchased for $2,000,000, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1,500,000 less any amount of royalty already paid.

Other Properties

Amarc’s focus with respect to its Newton and Galileo projects is to partner them out to further advance exploration.

The Blackwater District Properties – Galileo, Hubble, and Darwin

Amarc owns a 100% interest in the Galileo, Hubble and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of Induced Polarization (“IP”) ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

The Galileo, Hubble, and Darwin properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

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

Amarc's Blackwater district properties lie approximately 75 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

Amarc is actively working to engage constructively with First Nations and regulators in the area of its permits.

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

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, and Snowfields deposits.

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

Amarc has undertaken significant consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive work relationship.

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

The Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre MR Zone on the Silver Vista property, located in west central BC. Previous exploration at the MR Zone indicated the potential for a significant bulk tonnage silver copper discovery. In addition, Amarc staked mineral claims in the region to cover prospective host rocks.

Results from extensive soil geochemical surveys and a follow up pitting and trenching program completed in 2012 and 2013 respectively, suggest that the silver copper mineralization is restricted to the immediate vicinity of the historical drilling at the MR Zone, and as such the potential for a large scale, bulk tonnage deposit is limited. Comprehensive airborne and surface exploration over the greater Silver Vista property identified two porphyry systems also of limited dimensions. No further worked is planned on the property.

Location of Mineral Properties and Claim Information

All of the Company's active properties are located in British Columbia. The nature of the Company's interests in various mineral properties is described above. The locations of the currently active properties and details of mineral exploration claims and Crown Grants within British Columbia are shown on the map and claim table respectively below.

Location of the IKE, Newton, Galileo and Silver Vista Properties.

Mineral Claim and Crown Grant Information for Amarc's BC Properties

Program	Mineral Claim Numbers and Crown Grant Numbers (Crown Grants in italics)	Size (sq km)
Darwin	997246, 997248	9
Newton	208327, 414743, 507905, 507914, 511965, 511967, 514976, 514979, 514981, 606674, 606675, 606676, 606677, 606678, 606679, 606680, 606681, 606682, 606683, 606684, 606685, 606686, 606687, 606688, 606689, 606690, 606691, 606692, 606693, 606694, 606695, 606696, 606697, 606698, 606699, 606700, 606701, 606702, 606703, 606704, 606705, 606706, 606707, 606708, 606709, 606710, 606711, 606712, 606713, 606714, 606715, 606716, 606717, 615743, 615803, 615843, 615863, 616023, 681843, 681844, 681863, 681883, 681903, 681904, 681923, 681924, 681925, 681926, 681927, 681928, 681929, 681930, 681931, 681932, 681933, 681943, 681944, 681963, 681964, 681983, 682003, 682004, 682024, 682025, 682043, 682044, 682063, 682065, 682089, 682094, 682095, 682098, 682100, 682104, 682106, 682107, 682111, 682112, 682114, 682116, 682123, 682124, 682143, 682144, 682163, 682164, 682183, 682184, 682185, 682203, 682204, 682205, 682206, 682207, 682208, 682209, 682210, 682212, 682213, 682214, 682223, 682225, 682226, 682227, 682228, 682229, 682230, 682232, 682233, 682234, 682235, 682236, 682243, 682244, 682245, 682246, 682263, 682283, 682284, 682285, 682286, 682287, 682288, 682289, 682290, 682291, 682303, 682304, 682305, 682306, 682307, 682308, 682309, 682310, 682311, 682312, 682315, 682317, 682319, 682320, 682324, 682327, 682330, 682332, 682334, 682335, 682336, 682337, 682338, 682343, 682344, 682345, 682346, 682347, 682348, 682349, 682350, 682351, 682352, 682353, 682354, 682363, 682364, 682365, 682366, 682367, 682368, 682369, 682370, 682371, 682372, 682373, 682374, 682375, 682376, 682377, 682384, 682404, 682406, 682407, 682414, 682417, 682423, 682424, 682426, 682428, 682444, 682464, 682484, 682503, 682506, 682511, 682514, 682515, 682520, 682604, 682610, 682611, 682615, 682616, 682621, 685683, 685684, 685685, 685686, 685687, 685703, 685704, 685705, 685706, 685707, 685708, 685709, 685723, 685724, 685743, 685763, 685764, 685765, 685767, 685783, 685784, 685785, 685786, 685803, 840950, 840951, 840952, 840953	1,151
Galileo	705129, 705131, 705132, 705134, 705135, 705136, 705137, 705138, 705139, 705140, 705142, 705143, 705144, 705145, 705146, 705147, 705148, 705149, 705150, 705151, 705962, 705963, 705964, 705965, 705966, 705967, 705968, 705969, 705970, 705971, 705972, 705973, 705974, 705975, 705976, 705977, 705978, 705979, 705980, 705981, 705982, 705983, 705985, 705986, 705987, 705988, 705989, 705990, 705991, 705992, 705993, 705994, 705995, 705996, 705997, 705998, 705999, 706001, 706002, 706003, 706004, 706005, 706006, 706007, 706008, 706009,	1,049

Program	Mineral Claim Numbers and Crown Grant Numbers (Crown Grants in italics)	Size (sq km)
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
Hubble	705779, 705780, 705781, 705782, 705783, 705784, 705785, 705786, 705789, 705790, 705822, 705823, 705824, 856080, 856082, 896504, 936604, 936605, 936606, 936607, 936608, 936609, 993663, 993664, 994802, 994803, 994807, 994811, 994812, 994816, 994818, 994819, 994820, 994822, 994824, 994825, 994826, 994842, 994843, 994844, 994862, 994863, 994902	214
IKE

208503, 208579, 208580, 208581, 208582, 208583, 208584, 208585, 208586, 208587, 208588, 208589, 208590, 208502, 208506, 208507, 208505, 208791, 209156, 358602, 358603, 358607, 358599, 358613, 358614, 354057, 354051, 375960, 375964, 376123, 416348, 416349, 416351, 416352, 416508, 415582, 415583, 415584, 415586, 510762, 510764, 510765, 510767, 510971, 510972, 510973, 510974, 510975, 510976, 510979, 511134, 511136, 511138, 511139, 511307, 511418, 511775, 511777, 511778, 511779, 511780, 507495, 507507, 517854, 517855, 517856, 517870, 517871, 517872, 517873, 513817, 513837, 513839, 513840, 513841, 514549, 514550, 514552, 514553, 514555, 514557, 514558, 514559, 514568, 514570, 514571, 514572, 514685, 514691, 514743, 514744, 514745, 522692, 532241, 532242, 532889, 529338, 556557, 550905, 550907, 550908, 560873, 553934, 553937, 553942, 565593, 565594, 565596, 602343, 758582, 841974, 1028843, 1028844, 1028845, 1028888, 1028889, 1028890, 1028891, 1028892,

2643, 2644, 2649, 7831, 7832, 7833, 7834, 7835, 7836

		461
Pinchi Gold	556348	1
Rapid	580114, 580119, 580181, 580182, 580314	5
Silver Vista	586388, 586512, 995325, 995328, 995387, 995390, 995391, 995398, 995401, 995403, 995405, 995409, 995410, 995413, 995415, 995417, 995420, 995425, 995427, 995429, 995434, 995438, 995439, 995442, 995444, 995445, 995446, 995448, 995450, 995452, 995455, 995458, 995461, 1011344, 1011461, 1011465, 1011492, 1011493, 1029183, 1029186, 1029188, 568283, 568284, 856772, 1029184, 1029187, 1029189	239
Sitlika	542768, 542769, 544623, 544646, 544648, 544649, 545669, 545670, 545672, 546157, 546160, 574571	16
Others	516565, 545760, 545762, 560228, 560236, 560238	18

C.	ORGANIZATIONAL STRUCTURE

The Company has no subsidiaries.

D.	PROPERTY, PLANT AND EQUIPMENT

None of the Company’s properties have any material tangible fixed assets located thereon.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The following discussion should be read in conjunction with the audited annual financial statements for the years ended March 31, 2015 and 2014 and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 2 of the accompanying audited annual financial statements for the years ended March 31, 2015 and 2014.

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

Judgements are involved in determining which expenditures qualify for the METC, and there may be disagreement between the Company and taxation authorities on the applicability of specific items. To date there have been only minor, immaterial, disagreements.

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

Year Ended March 31, 2015 ("2015") Versus Year Ended March 31, 2014 ("2014")

The Company recorded a net loss of $4,850,000 during 2015 compared to a net loss of $2,155,000 during 2014. The increase in net loss was mainly due to an increase in exploration and evaluation expenses during 2015.

	Year ended March 31,

	2015	2014
	($ 000’s)	($ 000’s)	Discussion

Exploration and evaluation	$ 3,278	$ 1,095	Exploration activity during 2015 was focused primarily on the IKE project, a large portion of which related to its drilling program.

Throughout most of 2014, the Company focused its exploration activities on several projects, including Silver Vista, Galaxie, ZNT, and Newton. During the last quarter of 2014, the Company shifted its focus towards the IKE project.

Administration	1,478	1,306	During 2015, administration expenses increased as a result of the greater level of activity of the Company, primarily the work related to the IKE project.

Share-based payments	–	103	The variation in share-based payments expense is due to the timing of option grants.

Interest income	(38)	(69)	The decrease during 2015 was due to lower average cash balances on hand compared to 2014.

Interest expense on loan payable to director	16	–	Interest incurred on loan provided by a director.

Interest expense on debenture	–	23	The 2014 amount relates to Amarc’s portion of interest expense on a debenture held by the Galaxie Joint Venture.

Financing charges	188	–	Fees on loan provided by a director.

Gain on termination of joint venture	–	(285)	During 2014, the Company recognized its proportionate share (40%) of the gain realized on the termination of the Galaxie Joint Venture.

Gain on disposition of AFS financial assets	(38)	(69)	The Company routinely disposed of some of its marketable securities during 2015 and 2014.

	Year ended March 31,

	2015	2014
	($ 000’s)	($ 000’s)	Discussion

Impairment of AFS financial assets	–	48	During 2014, the Company recognized an impairment write-down on certain of its marketable securities.

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

The Company recognized its proportionate share (40%) of the gain realized upon termination of the Galaxie Joint Venture. Various assets and liabilities, primarily the $600,000 debenture, were transferred from the joint venture to Quartz Mountain Resources Ltd., which resulted in the gain.

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

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

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

As at March 31, 2015, the Company had working capital of approximately $0.2 million compared to working capital of $4.8 million as at March 31, 2014. The decrease in working capital since March 31, 2014 was mainly due to the continued funding of the Company's exploration programs for its various properties as well as ongoing operating expenses. The Company's will need to obtain financing within the next twelve months to continue its operating objectives.

The timing of, and the quantum of, refunds receivable by the Company pursuant to the METC program are uncertain, because they are dependent on the unpredictable timing of audits by the taxation authorities. Historically, the Company has received its METC refunds anywhere between four months and ten months after filing its claim.

During the year ended March 31, 2015, the Company received an unsecured loan of $1 million from a director of the Company, maturing in November 2015, and bearing interest at prime plus 2%.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company will continue to advance its exploration projects by finding the appropriate balance between advancing the projects and preserving its cash.

A summary of the Company's cash flows over the past three years is as follows:

	Years ended March 31,
	2015		2014	2013
	($ 000’s	)	($ 000’s )	($ 000’s	)
Net cash used in operating activities	$(5,345)		$(1,191)	$(9,735)
Net cash provided by investing activities	$78		$137	$129
Net cash provided by (used in) financing activities	$984		$(43)	$–

Operating activities:	Cash used in operating activities was attributable primarily to the Company's ongoing exploration and administration activities.

Investing activities:

Investing activities relate primarily to the receipt of interest on funds held with financial institutions. The amounts for 2015 and 2014 include proceeds from the disposition of available-for-sale marketable securities.

Financing activities:

The Company received a loan from a director and made interest payments on the loan during 2015. The amount for 2014 relates to the Company’s portion of interest and principal payments made on a debenture obligation held by the Galaxie Joint Venture. The Company did not have any financing activities during the 2013 fiscal year.

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

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2010	3.42/lb	15.87/lb	1,228/oz	20.19/oz
2011	4.00/lb	15.41/lb	1,572/oz	35.12/oz
2012	3.61/lb	12.81/lb	1,670/oz	31.17/oz
2013	3.34/lb	10.40/lb	1,397/oz	23.82/oz
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015 (to July 20)	2.69/lb	7.82/lb	1,201/oz	16.47/oz

Copper prices have been volatile over the last five years. Throughout 2010 to early 2011, copper prices were on an uptrend trading as high as US$4.63/lb in January 2011. Since then, copper prices have declined, trading as low as US$2.38/lb in 2015. The average price of copper over the last five years was US$3.42/lb.

Molybdenum prices were variable from 2010 to 2013 and then began an uptrend that extended through the end of June 2014. Prices have weakened since that time. The average price over the past five years was US$12.45/lb.

In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and generally continued to do so until August 2011, where prices reached as high as $1,912/oz. From August 2011 to September 2012, gold prices traded within a range of approximately US$1,500/oz and US$1,900/oz. Since then, gold prices have declined, with prices reaching as low as US$1,130/oz during 2014. The average price of gold over the last five years was US$1,404/oz.

Silver prices increased significantly from September 2010 to April 2011 as prices reached a high of almost US$50/oz. Since then, silver prices have declined, with prices reaching as low as US$14.16/oz during 2014. The average price of silver over the last five years was US$25/oz.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2015:

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

The Company has no long-term debt obligations, no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
Rene G. Carrier	1944	Director	May 2008
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Jeffrey R. Mason	1957	Director	September 1995
Ronald W. Thiessen	1952	Chief Executive Officer and Director	September 1995
Diane Nicolson	1965	President	January 2008
Paul S. Mann	1964	Chief Financial Officer	July 2008
Trevor Thomas	1967	Secretary	February 2008

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

Mr. Carrier has been and is an officer and/or director of various public companies involved in the mining sector.

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Cayden Resources Inc.	Director	October 2013	November 2014
Continental Minerals Corporation	Director	February 2001	April 2011
Curis Resources Ltd.	Director	November 2010	November 2014
Heatherdale Resources Ltd.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	February 2010
Nanotech Security Corp.	Director	April 2014	March 2015
Quartz Mountain Resources Ltd.	Director	January 2000	December 2011
	President	June 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present

Barry Coughlan – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing of publicly traded companies over the past twenty-five years. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Creso Exploration Inc.	Director	June 2010	Present
Farallon Mining Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	June 2013
Northcliff Resources Ltd.	Director	June 2011	Present
Quartz Mountain Resources Ltd.	Director	January 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	June 2015
Quadro Resources Ltd.	President and Director	June 1986	Present
Mineral Mountain Resources Ltd.	Director	December 2014	Present
Vatic Ventures Corporation	Director	January 2011	Present

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	May 2012	Present
	Director	June 2011	February 2012
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Taseko Mines Limited	Director	October 1992	July 2014

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Continental Minerals Corporation	Director	June 2004	April 2011
Curis Resources Ltd.	Director	November 2010	November 2012
	Chairman	November 2010	December 2010
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Coastal Contacts Inc.	Director	October 2006	April 2014
Great Panther Silver Limited	Director	May 2014	Present
Prophecy Coal Corp.	Chief Financial Officer	November 2012	August 2013
Wellgreen Platinum Ltd. (formerly Prophecy Platinum Corp).	Chief Financial Officer	November 2012	Present
	Director	November 2013	Present
Red Eagle Mining Corporation	Director	June 2011	Present
Slater Mining Corporation	Director	June 2008	Present

Ronald Thiessen, CA – Chief Executive Officer and Director

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Chief Executive Officer	September 2000	Present
	President	September 2000	November 2014
Atlatsa Resources Corporation	Director	April 1996	June 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011

Company	Positions Held	From	To
Detour Gold Corporation	Director	July 2006	May 2012
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

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

Mr. Mann is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	July 2008	Present
Rathdowney Resources Ltd.	Chief Financial Officer	March 2011	April 2015
Quartz Mountain Resources Ltd.	Principal Accounting Officer	February 2008	November 2012

Diane Nicolson, PhD – President

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

Dr. Nicolson joined Hunter Dickinson in 2007 as a member of the global business development team and is responsible for management, strategic planning and new project development for Amarc Resources Ltd.

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	VP Corporate Development	January 2008	September 2011
	Executive VP Corporate Development	September 2011	September 2012

Company	Positions Held	From	To
	Executive Vice President	September 2012	November 2014
	President	November 2014	Present

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Assistant Secretary	November 2007	March 2011
Continental Minerals Corporation	Secretary	February 2008	April 2011
Curis Resources Ltd.	Secretary	June 2013	November 2014
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	November 2009	September 2010
		June 2013	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012
Taseko Mines Limited	Secretary	July 2008	Present

B.	COMPENSATION

During the Company's financial year ended March 31, 2015, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $304,721.

Ronald W. Thiessen, Chief Executive Officer, Paul Mann, Chief Financial Officer, and Diane Nicolson, President are each a Named Executive Officer ("NEO") of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2015 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	($) Long- term incentive plans
Ronald Thiessen Chief Executive Officer	2015	$66,530	Nil	Nil	Nil	Nil	Nil	Nil	$66,530
	2014	$16,135	Nil	Nil	Nil	Nil	Nil	Nil	$16,135
	2013	$124,290	Nil	Nil	Nil	Nil	Nil	Nil	$124,290
Diane Nicolson President	2015	$192,333	Nil	Nil	Nil	Nil	Nil	Nil	$192,333
	2014	$179,246	Nil	Nil	Nil	Nil	Nil	Nil	$179,246
	2013	$200,000	Nil	Nil	Nil	Nil	Nil	Nil	$200,000
Paul Mann Chief Financial Officer	2015	$45,858	Nil	Nil	Nil	Nil	Nil	Nil	$45,858
	2014	$51,126	Nil	Nil	Nil	Nil	Nil	Nil	$51,126
	2013	$106,300	Nil	Nil	Nil	Nil	Nil	Nil	$106,300

During the fiscal year ended March 31, 2015, Mr. Thiessen and Mr. Mann did not serve the Company on substantially a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2015 is as set out below:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier	$ 22,039	Nil	Nil	Nil	Nil	Nil	$ 22,039
Barry Coughlan	$ 16,540	Nil	Nil	Nil	Nil	Nil	$ 16,540
Scott Cousens (1)	$ 16,535	Nil	Nil	Nil	Nil	Nil	$ 16,535
Robert Dickinson (1)	$ 129,035	Nil	Nil	Nil	Nil	Nil	$ 129,035
Jeffrey Mason	$ 16,540	Nil	Nil	Nil	Nil	Nil	$ 16,540

Notes:

(1)

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of estimated time spent in respect of the Company's business.

C.	BOARD PRACTICES

All of the Company's directors were elected at the annual general meeting of shareholders held on September 19, 2014. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the "Board").

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

Composition of the Audit Committee

At July 20, 2015, the members of the audit committee were Rene Carrier, Barry Coughlan and Jeffrey Mason. All members are financially literate and all are independent.

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

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (including the British Columbia and Alberta Securities Commissions which have jurisdiction over the Company, the "CSA"), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended March 31, 2015, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

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

At March 31, 2015, Amarc did not have any direct employees. Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E.	SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2015, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 22,802,370 common shares (16.13%), or 25,021,770 (17.43%) on a diluted basis.

As at March 31, 2015, the Company's directors and senior management beneficially own the following number of the Company's common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1)(2)	As a % of the outstanding common shares
Rene G. Carrier (4)	275,000 common shares 249,900 share purchase options	0.20%
Barry Coughlan (4)	86,000 common shares 249,900 share purchase options	0.06%
Scott D. Cousens	148,300 common shares 249,900 share purchase options	0.10%

Name of Insider	Securities Beneficially Owned or Controlled (1)(2)	As a % of the outstanding common shares
Robert A. Dickinson (3)	15,992,178 common shares 249,900 share purchase options	11.32%
Ronald W. Thiessen	2,609,392 common shares 249,900 share purchase options	1.85%
Jeffrey R. Mason (4)	2,878,500 common shares 249,900 share purchase options	2.04%
Paul S. Mann	75,000 common shares 180,000 share purchase options	0.05%
Diane Nicolson	608,000 common shares 360,000 share purchase options	0.43%
Trevor Thomas	130,000 common shares 180,000 share purchase options	0.09%
Total	22,802,370 common shares 2,219,400 share purchase options	16.13%

Notes:

(1)

The information as to the number of Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)	Options to purchase Common Shares at $0.32 per share expiring on September 23, 2016.
(3)	Certain of these common shares are beneficially owned through private companies controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.
(4)	Member of the audit committee.

Share Option Plan

At July 20, 2015, there were 3,051,300 options outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 14,142,406 common shares remained available for issuance pursuant to the Plan, described below.

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

Major Shareholders

Amarc is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Amarc's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Amarc, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Sun Valley Gold Master Fund Ltd. holds 14,615,384 shares representing ownership of 10.33% of the Company.

As at July 20, 2015, Amarc had authorized unlimited common shares without par value, of which 141,424,061 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

•	As at July 20, 2015, Robert Dickinson, together with companies controlled by him, held 15,992,178 common shares of Amarc, representing 11.31% of the common shares outstanding.

•	As at July 20, 2015, Jeffrey Mason held 2,878,500 common shares of Amarc, representing 2.04% of the common shares outstanding.

•	As at July 20, 2015, Ronald W. Thiessen held 2,609,392 common shares of Amarc, representing 1.85% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of July 20, 2015, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

	Number of registered		Percentage of total
Location	shareholders of record	Number of shares	shares
Canada	34	126,930,293	89.75%
United States	7	12,955,306	9.16%
Other	1	1,538,462	1.09%
TOTALS	42	141,424,061	100.00%

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

(2)      make any loans or guarantees for the benefit of any of the following persons:

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

Hunter Dickinson Services Inc. ("HDSI")

Much of the Company's management, technical, and administrative services are provided by Hunter Dickinson Services Inc. ("HDSI"). Pursuant to a Corporate Services Agreement dated July 2, 2010, HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services (collectively the "Services") to the Company. HDSI is a private company with certain directors in common with the Company, namely Messrs. Cousens, Dickinson and Thiessen. HDSI provides the Services to several publicly traded companies and is managed by persons who are directors in common with the Company.

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

During the fiscal year ended March 31, 2015, the amount billed by HDSI for services rendered and for reimbursement of expenses incurred on behalf of the Company was approximately $2.5 million (2014 – $1.7 million; 2013 – $3.9 million). Advances pursuant to this agreement were non-interest bearing and due on demand.

Management/Insiders

On November 26, 2014, the Company entered into a loan agreement with a director of the Company, Robert Dickinson, pursuant to which the Company borrowed $1,000,000 from Mr. Dickinson. The loan is unsecured and has a maturity date of November 26, 2015. Interest on the loan is payable at the prime rate plus 2% per annum, and is compounded and payable quarterly in arrears. As primary consideration for providing the loan, Mr. Dickinson received 2,500,000 of the Amarc’s common shares. For more details on the loan, refer to note 9 of the accompanying audited annual financial statements for the years ended March 31, 2015 and 2014.

Subsequent to the fiscal year end, Mr. Dickinson provided an additional loan to the Company for the amount of $250,000. The loan is unsecured and has a maturity date of June 1, 2016. Interest on the loan is payable at 6% per annum on the principal balance, calculated monthly, and payable quarterly in arrears.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2015, 2014, and 2013. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

There have been no significant changes to Amarc’s affairs as disclosed in the accompanying financial statements since March 31, 2015, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Trading Markets

Amarc's common shares have been listed in Canada on the TSX Venture (and its predecessors) since August 1995, under the symbol AHR.

The Company's common shares have been traded in the U.S. on OTCBB since June 2004, under the symbol AXREF.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture and on the OTCBB.

	TSX Venture Exchange		OTCBB
Fiscal Year Ended	High	Low	High	Low
March 31,	(Cdn$)	(Cdn$)	(US$)	(US$)
2015	0.18	0.06	0.13	0.05
2014	0.12	0.04	0.08	0.02
2013	0.44	0.07	0.43	0.07
2012	0.56	0.29	0.55	0.28
2011	0.77	0.36	0.73	0.30

	TSX Venture Exchange		OTCBB
Fiscal Quarter	High	Low	High	Low
	(Cdn$)	(Cdn$)	(US$)	(US$)
Q4 2015	0.18	0.07	0.13	0.06
Q3 2015	0.13	0.07	0.11	0.06
Q2 2015	0.13	0.06	0.10	0.05
Q1 2015	0.07	0.06	0.07	0.05
Q4 2014	0.12	0.04	0.08	0.03
Q3 2014	0.05	0.04	0.05	0.02
Q2 2014	0.07	0.05	0.06	0.04
Q1 2014	0.07	0.05	0.07	0.04

	TSX Venture Exchange		OTCBB
Month	High	Low	High	Low
	(Cdn$)	(Cdn$)	(US$)	(US$)
July 2015 (to July 20)	0.10	0.08	0.08	0.06
June 2015	0.14	0.09	0.12	0.07
May 2015	0.16	0.12	0.12	0.10
April 2015	0.17	0.14	0.14	0.11
March 2015	0.18	0.10	0.13	0.06
February 2015	0.10	0.08	0.08	0.06
January 2015	0.11	0.07	0.10	0.08

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Amarc's only material contract as of July 20, 2015 is:

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

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended March 31, 2015, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax adviser regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended March 31, 2015, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax adviser regarding the PFIC status of the Company and any subsidiary of the Company.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See "Sale or Other Taxable Disposition of common shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

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

Amarc is equity financed and does not have any long-term debt. Amarc's liabilities consist of routine accounts payable, balance due to a related party, and a short-term loan payable to a director of the Company. The loan, maturing on November 26, 2015, bears interest at the CIBC prime rate plus 2% per annum. Although the prime rate is subject to fluctuations, this rate has changed marginally over the last several years, fluctuating by less than 1% since the beginning of 2010. The Company does not expect a significant increase in the prime rate prior to maturity of the loan. In the event that the prime rate changes during this time, the loan’s short time frame to maturity will minimize the impact of any interest rate fluctuations. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to note 9 of the accompanying audited annual financial statements for the year ended March 31, 2015.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2015.

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

Services:		Year ended March 31, 2015	Year ended March 31, 2014
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$23,000 (estimated)	$23,000
Audit-related Fees	Includes services that are traditionally performed by the auditor.
     These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on
     proposed transactions, internal control reviews and audit or
	attest services not required by legislation or regulation.	Nil	Nil
Tax Fees	Includes fees for all tax services other than those included in
     "Audit Fees" and "Audit-related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax
     planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and
	requests for rulings or technical advice from tax authorities.	Nil	Nil
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$23,000	$23,000

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended March 31, 2015.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2015, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

•	Report of the Company's independent registered public accountants, De Visser Gray LLP, dated July 20, 2015;

•	Statements of financial position as at March 31, 2015 and March 31, 2014;

•	Statements of comprehensive loss for the years ended March 31, 2015 and March 31, 2014;

•	Statements of cash flows for the years ended March 31, 2015 and March 31, 2014;

•	Statements of changes in equity for the years ended March 31, 2015 and March 31, 2014; and

•	Notes to annual financial statements

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2015 and 2014

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2015 and 2014 and the statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years ended March 31, 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2015 and 2014 and its financial performance and its cash flows for each of the three years ended March 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company is dependent upon its ability to secure new sources of financing to fund on-going exploration and development objectives. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern.

INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
July 20, 2015

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31,	March 31,
	2015	2014

ASSETS

Current assets
Cash and cash equivalents (note 3)	$489,150	$4,772,772
Amounts receivable and other assets (note 5)	971,890	76,264
Marketable securities (note 6)	59,841	96,179
	1,520,881	4,945,215

Non-current assets
Restricted cash (note 4)	234,198	232,666
Amounts receivable (note 5)	–	128,184
	234,198	360,850

Total assets	$1,755,079	$5,306,065

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 8)	$66,299	$35,401
Balance due to a related party (note 11(b))	212,642	69,939
Loan payable to director (note 9)	1,000,000	–
	1,278,941	105,340

Shareholders' equity
Share capital (note 10)	58,955,410	58,761,410
Reserves	5,068,700	5,103,263
Accumulated deficit	(63,547,972)	(58,663,948)
	476,138	5,200,725

Total liabilities and shareholders' equity	$1,755,079	$5,306,065

Nature of operations and going concern (note 1)
Events after the reporting period (note 15)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Year ended March 31,
	2015	2014
		(note 2(b))

Expenses
Exploration and evaluation (notes 11, 13)	$3,277,935	$1,094,601
Assays and analysis	131,856	52,950
Drilling	726,685	–
Equipment rental	31,357	8,771
Geological	921,192	374,551
Geological - mineral exploration tax credits	(880,501)	(122,612)
Helicopter	947,480	65,285
Property costs and assessments	554,398	521,048
Site activities	190,708	95,731
Socioeconomic	504,608	74,956
Travel and accommodation	150,152	23,921

Administration (notes 11, 13)	1,477,731	1,306,126
Depreciation	–	1,205
Legal, accounting and audit	61,450	44,626
Office and administration	1,293,768	1,103,733
Shareholder communication	67,388	102,129
Travel and accommodation	22,772	23,142
Trust and regulatory	32,353	31,291

Share-based payments	–	103,004
Exploration-related	–	41,071
Administration-related	–	61,933

	4,755,666	2,503,731
Other items
Interest income	(38,189)	(68,759)
Interest expense on loan payable to director (note 9)	16,302	–
Interest expense on debenture (note 7(g))	–	23,136
Financing charges (note 9)	187,500	–
Foreign exchange loss	809	1,937
Gain on termination of joint venture (note 7(g))	–	(284,717)
Gain on disposition of AFS financial assets (note 6)	(38,064)	(68,750)
Impairment of AFS financial assets (note 6)	–	48,225
Mineral property interests written off	–	2
Loss for the year	$4,884,024	$2,154,805

Basic and diluted loss per common share	$0.04	$0.02

Weighted average number of common shares outstanding (note 10(c))	139,357,212	138,644,883

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended March 31,
	2015	2014

Loss for the year	$4,884,024	$2,154,805

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of AFS financial assets (note 6)	(3,954)	(25,012)
Change in fair value of AFS financial assets transferred to profit or loss upon disposition (note 6)	38,517	9,875
Impairment of AFS financial assets transferred to profit or loss (note 6)	–	(48,225)
Total other comprehensive loss (income) for the year	34,563	(63,362)

Comprehensive loss for the year	$4,918,587	$2,091,443

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Changes in Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves

			Share-based	Investment	Share
	Number		payments	revaluation	warrants
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2013	138,624,061	$58,756,410	$2,099,636	$26,041	$2,811,220	$(56,509,143)	$7,184,164
Share-based payments	–	–	103,004	–	–	–	103,004
Issuance of common shares pursuant to mineral property agreements (note 10(b))	100,000	5,000	–	–	–	–	5,000
Total other comprehensive income	–	–	–	63,362	–	–	63,362
Loss for the year	–	–	–	–	–	(2,154,805)	(2,154,805)
Balance at March 31, 2014	138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725

Balance at April 1, 2014	138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725
Issuance of common shares pursuant to mineral property agreements (note 10(b))	100,000	6,500	–	–	–	–	6,500
Issuance of common shares pursuant to loan agreement (note 10(b))	2,500,000	187,500	–	–	–	–	187,500
Total other comprehensive loss	–	–	–	(34,563)	–	–	(34,563)
Loss for the year	–	–	–	–	–	(4,884,024)	(4,884,024)
Balance at March 31, 2015	141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
	2015	2014

Operating activities
Loss for the year	$(4,884,024)	$(2,154,805)
Adjustments for:
Depreciation	–	1,205
Interest income	(38,189)	(68,759)
Interest expense on loan payable to director (note 9)	16,302	–
Interest expense on debenture (note 7(g))	–	23,136
Common shares issued, included in financing charges (note 9)	187,500	–
Common shares issued, included in exploration expenses (note 10(b))	6,500	5,000
Share-based payments	–	103,004
Gain on termination of joint venture (note 7(g))	–	(284,717)
Gain on disposal of AFS financial assets (note 6)	(38,064)	(68,750)
Impairment of AFS financial assets (note 6)	–	48,225
Mineral property interests written off	–	2
Changes in working capital items
Amounts receivable and other assets	(767,442)	1,221,152
Restricted cash	(1,532)	34,136
Accounts payable and accrued liabilities	30,898	2,492
Balances due to related parties	142,703	(52,235)
Net cash used in operating activities	(5,345,348)	(1,190,914)

Investing activities
Interest received	38,189	68,759
Proceeds from disposition of AFS financial assets, net (note 6)	39,839	68,750
Net cash provided by investing activities	78,028	137,509

Financing activities
Loan payable to director (note 9)	1,000,000	–
Interest paid on loan payable to director (note 9)	(16,302)	–
Interest paid on debenture	–	(23,136)
Principal payment on debenture	–	(20,000)
Net cash provided by (used in) financing activities	983,698	(43,136)

Net decrease in cash and cash equivalents	(4,283,622)	(1,096,541)
Cash and cash equivalents, beginning of the year	4,772,772	5,869,313
Cash and cash equivalents, end of the year (note 3)	$489,150	$4,772,772

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
	2015	2014

Supplementary cash flow information:
Non-cash investing and financing activities:
Issuance of common shares pursuant to mineral property agreements (note 10(b))	$6,500	$5,000
Issuance of common shares pursuant to loan agreements (note 10(b))	$187,500	$–
Debenture obligation transferred upon termination of Galaxie Joint Venture (note 7(g))	$–	$(240,000)
Balance due to related party transferred upon termination of Galaxie Joint Venture (note 7(g))	$–	$(44,779)

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

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

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has a history of losses with no operating revenue, an accumulated deficit at March 31, 2015 of $64 million (March 31, 2014 – $59 million), and working capital at March 31, 2015 of $0.2 million (March 31, 2014 – $4.8 million).

The Company will need to seek additional financing to meet its exploration and development objectives. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to reevaluate its planned expenditures until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting year ended March 31, 2015.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

The Board of Directors of the Company authorized these Financial Statements on July 20, 2015 for issuance.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

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

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, upon initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

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

Financial liabilities measured at amortized cost comprise of accounts payable and accrued liabilities, balance due to a related party, and loan payable to director.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

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

As at March 31, 2014, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2015.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

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

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2015.

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

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. During the year ended March 31, 2014, the Company recognized the following in relation to its interests in joint operations for the Galaxie and ZNT properties:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output of the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

Both joint operations were terminated on March 31, 2014 (note 7(g)). The Company did not participate in any joint venture activities or joint controlled operations during the year ended March 31, 2015.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(n)	Operating segments

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All assets are held in Canada.

(o)	Government assistance

When the Company is entitled to receive METC and other government grants, this government assistance is recognized as a cost recovery within exploration expense when there is reasonable assurance of recovery.

(p)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current year

Effective April 1, 2014, the Company has applied the following new accounting standard which was issued by the IASB:

•	Amendments to IAS 32, Financial Instruments: Presentation

The amendments to IAS 32 relate to the offsetting of financial assets and financial liabilities. The adoption of this amended standard had no material impact on the Company’s financial statements.

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after July 1, 2014:

•	Amendments to IFRS 2, Share-based Payment

•	Amendments to IFRS 3, Business Combinations

•	Amendments to IFRS 8, Operating Segments

•	Amendments to IFRS 13, Fair Value Measurement

•	Amendments to IAS 16, Property, plant and equipment

•	Amendments to IAS 24, Related Party Disclosures

Effective for annual periods beginning on or after January 1, 2018:

•	IFRS 9, Financial Instruments

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2015	2014
Current
Value added taxes refundable	$30,426	$21,055
Prepaid insurance	61,464	55,209
British Columbia Mineral Exploration Tax Credits (“METC”)	880,000	–
Total current	$971,890	$76,264

Non-current
British Columbia Mineral Exploration Tax Credits (“METC”)	$–	$128,184

6.	MARKETABLE SECURITIES

As at March 31, 2015 and March 31, 2014, the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale financial assets and are carried at fair value.

During the year ended March 31, 2015, the Company sold marketable securities with a carrying amount of $1,775 (2014 – nil) for total net proceeds of $39,839 (2014 – $68,750) and recognized a gain of $38,064 (2014 – $68,750).

During the year ended March 31, 2014, the Company recognized an impairment loss of $48,225 on certain marketable securities, which reflected the decline in their respective trading prices below cost at that date.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS

All of the Company's active exploration properties are located in British Columbia, Canada. The following is a summary of the Company’s material properties.

(a)	IKE Property

The IKE property is located approximately 40 kilometres northwest of Gold Bridge, British Columbia.

Option Agreement

In December 2013, the Company entered into an agreement (the “IKE Option Agreement”) with Oxford Resources Inc. (“Oxford”) in respect of the IKE property, whereby Amarc had an option to acquire an 80% ownership interest in the property by making staged cash payments totaling $125,000 ($75,000 paid), issuing 300,000 common shares (200,000 common shares issued), and by incurring $1,855,697 in exploration expenditures on or before November 30, 2015. As of the date of the IKE Option Agreement, the mineral property interest in the IKE Property was held by two private third parties (together referred to as the “Underlying Optionors”), and Oxford’s interest in the IKE Property was represented by an option agreement between Oxford and the Underlying Optionors through an underlying option agreement (the “Underlying Option Agreement”).

In July 2014, the IKE Option Agreement was amended, whereby Oxford assigned to Amarc its rights in the Underlying Option Agreement for cash consideration of $40,000 and a 1% net smelter return (“NSR”) royalty (capped at total payments of $2,000,000). Consequently, Amarc had the right to acquire a 100% ownership interest in the IKE property directly from the Underlying Optionors by making a cash payment of $40,000, issuing 100,000 common shares, and by incurring $1,855,697 in exploration expenditures (completed) before November 30, 2015.

In June 2015, after the end of the current reporting period, the $40,000 cash payment was made and the 100,000 common shares were issued to the Underlying Optionors. As a result, Amarc currently holds a 100% ownership interest in the IKE property.

Amarc has further agreed that, upon completion of a positive feasibility study, it will issue 500,000 common shares in total to the Underlying Optionors.

Royalties

Oxford’s 1% NSR royalty can be purchased at any time for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion).

The Underlying Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million (of which $1 million is payable in cash, and the remainder in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. Amarc also has the right to purchase the remaining half of the royalty (1%) for $2 million (of which $1 million is payable in cash, and the remainder in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due to the Underlying Optionors annually commencing on December 31, 2015.

(b)	Galore Property

In July 2014, the Company entered into an option and joint venture agreement with Galore Resources Inc. ("Galore Resources"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3 million in exploration expenditures within five years ($1,500,000 of which may be comprised of recordable assessment credits and not cash expenditures incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option, Amarc and Galore Resources have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be.

The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty which may be purchased by the Company for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty which may be purchased by the Company at any time until December 31, 2024 for $400,000 less any amounts in respect of net profits interest royalty already paid.

(c)	Granite Property

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest"), whereby the Company could acquire a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000 (completed).

Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1,500,000 less any amount of royalty already paid.

(d)	Silver Vista Property

The Silver Vista Property is located approximately 55 kilometres northeast of Smithers, British Columbia.

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% NSR royalty, of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR royalty is subject to a right of first refusal.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Newton Property

The Company owns a 100% interest in the Newton Property, located approximately 100 kilometres west of Williams Lake, British Columbia.

Certain mineral claims are subject to a 2% NSR royalty, which royalty may be purchased at any time by Amarc for $2 million. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(f)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia, and consist of properties named Galileo, Hubble, Franklin, and Darwin.

(g)	Galaxie and ZNT Properties

On March 31, 2014, Amarc and Quartz Mountain Resources Ltd. (“Quartz”) agreed to terminate both the Galaxie Joint Venture and the ZNT Joint Venture. Pursuant to the terms of termination of the joint ventures, Amarc was released from all obligations of the unincorporated entities and its interests in the underlying mineral assets reverted back to Quartz. The Company recognized a gain of $284,717 on the termination of the Galaxie Joint Venture. No gain or loss was recognized upon termination of the ZNT Joint Venture as, at the date of termination of the agreement, the joint venture contained no assets or liabilities, other than mineral property interests in the ZNT properties for which no asset amount had been recognized in the Company’s financial statements.

During the year ended March 31, 2014, the Company recognized $23,136 of interest expense with respect to its proportionate share of a debenture obligation held by the Galaxie Joint Venture.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2015	2014
Accounts payable	$11,115	$8,401
Accrued liabilities	55,184	27,000
Total	$66,299	$35,401

9.	LOAN PAYABLE TO DIRECTOR

On November 26, 2014, Amarc entered into a loan agreement with a director of the Company, Robert Dickinson, pursuant to which the Company borrowed $1,000,000 from Mr. Dickinson (the “Loan”). The Loan is unsecured and has a maturity date of November 26, 2015. Interest on the Loan is payable at the prime rate plus 2% per annum, and is compounded and payable quarterly in arrears. During the year ended March 31, 2015, the Company incurred interest of $16,302 on the Loan.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

As primary consideration for providing the Loan, Mr. Dickinson received 2,500,000 common shares on January 9, 2015. The carrying value of the shares ($187,500) is equal to the aggregate discounted market price (as defined by TSX Venture Exchange policy) of such shares calculated as of the date of the loan agreement. This $187,500 has been accounted for as a financing cost.

10.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. All issued common shares are fully paid. No preferred shares have been issued.

(b)	Issuance of common shares

During the year ended March 31, 2015, the Company issued 100,000 common shares with an estimated fair value of $6,500 (2014 – 100,000 common shares with an estimated fair value of $5,000) pursuant to a mineral property agreement in respect of the IKE property (note 7(a)).

On January 9, 2015, the Company issued 2,500,000 common shares to Robert Dickinson with an estimated fair value of $187,500 pursuant to a loan agreement entered into on November 26, 2014 (note 9).

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year was based on the following data:

	Year ended March 31,
	2015	2014
Loss attributable to common shareholders	$4,884,024	$2,154,805
Weighted average number of common shares outstanding	139,357,212	138,644,883

(d)	Share purchase option compensation plan

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes the changes in the Company's share purchase options:

	Year ended		Year ended
Share purchase options	March 31, 2015		March 31, 2014
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding – beginning of year	5,155,900	$0.32	5,438,600	$0.32
Forfeited	(32,100)	$0.32	(282,700)	$0.33
Expired	(2,072,500)	$0.32	–	$–
Outstanding – end of year	3,051,300	$0.32	5,155,900	$0.32
Exercisable – end of year	3,051,300	$0.32	5,155,900	$0.32

Awards typically vest in several tranches ranging from 6 months to 18 months.

The following table summarizes information on the Company's share purchase options outstanding as at March 31, 2015 and 2014:

	March 31, 2015		March 31, 2014
	Number of share		Number of share
	purchase options	Remaining	purchase options	Remaining
	outstanding and	contractual	outstanding and	contractual
Exercise price	exercisable	life (years)	exercisable	life (years)
$0.32	3,051,300	1.5	5,155,900	1.7

(e)	Reserves

Share-based payments reserve

The share-based payment reserve relates to share purchase options granted by the Company to its employees or consultants under its share purchase option compensation plan (note 10(d)).

Share warrants reserve

The share warrants reserve relates to share purchase warrants issued by the Company in connection with the private placement in March 2012. There were no share purchase warrants outstanding at March 31, 2015 (March 31, 2014 – nil).

Investment revaluation reserve

The investment revaluation reserve represents the cumulative gains and losses arising on the revaluation of AFS financial assets that have been recognized in other comprehensive income, net of amounts reclassified to profit or loss when those assets have been disposed of or are determined to be impaired.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

11.	RELATED PARTY TRANSACTIONS

(a)

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company. Transactions with key management personnel were as follows:

Remuneration for services rendered	Year ended March 31,
	2015	2014
Short-term employee benefits	$268,511	$379,914
Share-based payments	–	51,096
Total	$268,511	$431,010

Short-term employee benefits include salaries, directors fees and amounts paid to HDSI (note 11(b)(i)) for services provided to the Company by certain HDSI personnel who serve as executive directors and officers for the Company.

During the year ended March 31, 2015, the Company received a loan from a director of the Company. Balances outstanding and the terms of the loan are presented in note 9.

(b)	Balances and transactions with related entities

Balances due to related parties	March 31,	March 31,
	2015	2014
Balance due to entity with significant influence (note 11(b)(i))	$212,642	$69,939

The following is a summary of transactions with related entities that occurred during the reporting period:

Transactions with related entities	Year ended March 31,
	2015	2014
Services received from HDSI (note 11(b)(i)):
HDSI employee time charges, based on annually set rates	$2,099,646	$1,150,711
Key management personnel fees	212,100	314,800
Information technology services and maintenance fees	152,700	140,500
	$2,464,446	$1,606,011

Reimbursement of third party expenses to HDSI	$75,977	$61,599

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(i)	Entity with significant influence over the Company

Management has concluded that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company.

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Scott Cousens	Director	Director
Robert Dickinson	Director	Director
Paul Mann	Chief Financial Officer	Employee
Diane Nicolson	President	Employee
Ronald Thiessen	Director, Chief Executive Officer	Director
Trevor Thomas	General Counsel and Corporate Secretary	Employee

Pursuant to certain management agreements between the Company and HDSI, the Company receives technical, geological, corporate communications, regulatory compliance, and administrative and management services from HDSI. HDSI also incurs third party costs on behalf of the Company.

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2015, the Company had unused non-capital loss carry forwards of approximately $13.3 million (March 31, 2014 – $11.1 million) in Canada.

As at March 31, 2015, the Company had resource tax pools of approximately $24.5 million (March 31, 2014 – $21.8 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of effective tax rate	March 31,	March 31,
	2015	2014
Loss for the year	$(4,884,024)	$(2,154,805)
Total income tax expense	–	–
Loss excluding income tax	$(4,884,024)	$(2,154,805)

Income tax recovery using the Company's tax rate	(1,261,000)	(560,000)
Non–deductible expenses and other	(207,000)	291,000
Change in deferred tax rates	–	(330,000)
Temporary difference booked to reserve	(2,000)	2,000
Deferred income tax assets not recognized	1,470,000	597,000
	$–	$–

The Company's statutory tax rate was 26% (2014 – 26%) and its effective tax rate is nil (2014 – nil).

As at March 31, 2015, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

	Tax losses	Tax losses
Expiry	(capital)	(non-capital)	Resource pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	314,000	–	358,000
After five years	–	13,029,000	–	1,011,000
No expiry date	1,384,000	–	24,549,000	63,000
Total	$1,384,000	$13,343,000	$24,549,000	$1,432,000

13.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Year ended March 31,
	2015	2014
Salaries and benefits included in:
Exploration and evaluation	$1,296,142	$730,869
Office and administration	1,020,679	792,170
Shareholder communication	55,364	92,143
Total	$2,372,185	$1,615,182

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
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

There were no changes to the Company's approach to capital management during the year ended March 31, 2015.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The Company's marketable securities are carried at fair value, based on quoted prices in active markets (note 6).

As at March 31, 2015 and 2014, the carrying values of the Company's financial assets and financial liabilities approximate their fair values.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Included in amounts receivable is the Company's claim for 2015 METC of $880,000.

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

The Company has sufficient cash and cash equivalents to meet its commitments associated with its financial liabilities.

The carrying amounts of the Company's obligations, which approximate their contractual cash flows, are as follows:

	March 31,	March 31,
Due within 12 months	2015	2014
Accounts payable and accrued liabilities	$66,299	$35,401
Balances due to a related party	212,642	69,939
Loan payable to director	1,000,000	–
Total	$1,278,941	$105,340

Interest rate risk

The prime rate on the loan payable to director is subject to interest rate fluctuations. This rate has changed marginally over the last several years, fluctuating by less than 1% since the beginning of 2010. Management does not expect a significant increase in the prime rate prior to the maturity of the loan. In the event that the prime rate changes during this time, the loan’s short time frame to maturity will minimize the impact of any interest rates fluctuations. Based on these factors, management has concluded that interest rate risk for the Company is nominal with respect to the loan payable to director as at March 31, 2015.

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned. As at March 31, 2015 and 2014, the Company’s exposure to interest rate risk was nominal with respect to its investments in cash and cash equivalents.

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

As at March 31, 2015 and 2014, the Company’s exposure to price risk was nominal.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

15.	EVENTS AFTER THE REPORTING PERIOD

In June 2015, the Company received a loan from a director of the Company, Robert Dickinson, for the amount of $250,000. The loan is unsecured and has a maturity date of June 1, 2016. Interest on the loan is payable at 6% per annum on the principal balance, calculated monthly, and payable quarterly in arrears.

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

Chief Financial Officer
DATED: July 20, 2015