Form 20-F/A
period 2015-03-31
AMARC RESOURCES LTD
filed 2015-07-31
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

[   ] Yes      [X] No

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended March 31, 2015 of Amarc Resources Ltd, which was originally filed with the Securities and Exchange Commission on July 24, 2015 (the “Original Form 20-F”), is being filed solely for the purpose of including comparative financial information for the fiscal year ended March 31, 2013 in the income statements and statements of cash flows.

Other than as expressly set forth above, this Amendment No. 1 filing does not, and does not purport to, amend, update or restate the information in the Original Form 20-F.  No material reportable events have occurred since the date of the filing of the Original Form 20-F and the date of this Form 20-F.

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

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

•	Report of the Company's independent registered public accountants, De Visser Gray LLP, dated July 20, 2015;

•	Statements of financial position as at March 31, 2015 and March 31, 2014;

•	Statements of comprehensive loss for the years ended March 31, 2015, March 31, 2014, and March 31, 2013;

•	Statements of cash flows for the years ended March 31, 2015, March 31, 2014, and March 31, 2013;

•	Statements of changes in equity for the years ended March 31, 2015, March 31, 2014, and March 31, 2013; and

•	Notes to annual financial statements

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2015 and 2014 and the statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended March 31, 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2015 and 2014 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Amarc Resources Ltd.
Statements of Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Year ended March 31,
	2015	2014	2013
		(note 2(b))

Expenses
Exploration and evaluation (notes 11, 13)	$3,277,935	$1,094,601	$8,422,339
Assays and analysis	131,856	52,950	769,804
Drilling	726,685	–	859,034
Equipment rental	31,357	8,771	206,047
Geological	921,192	374,551	2,805,747
Geological - mineral exploration tax credits	(880,501)	(122,612)	(1,159,078)
Helicopter	947,480	65,285	134,378
Property costs and assessments	554,398	521,048	3,125,690
Site activities	190,708	95,731	1,185,192
Socioeconomic	504,608	74,956	367,133
Travel and accommodation	150,152	23,921	128,392

Administration (notes 11, 13)	1,477,731	1,306,126	1,822,793
Depreciation	–	1,205	516
Legal, accounting and audit	61,450	44,626	56,010
Office and administration	1,293,768	1,103,733	1,451,737
Shareholder communication	67,388	102,129	225,822
Travel and accommodation	22,772	23,142	56,726
Trust and regulatory	32,353	31,291	31,982

Share-based payments	–	103,004	433,503
Exploration-related	–	41,071	172,086
Administration-related	–	61,933	261,417

	4,755,666	2,503,731	10,678,635
Other items
Interest income	(38,189)	(68,759)	(128,881)
Interest expense on loan payable to director (note 9)	16,302	–	–
Interest expense on debenture (note 7(g))	–	23,136	5,129
Flow-through share premium	–	–	(130,000)
Financing charges (note 9)	187,500	–	–
Foreign exchange loss	809	1,937	1,013
Gain on termination of joint venture (note 7(g))	–	(284,717)	–
Gain on disposition of AFS financial assets (note 6)	(38,064)	(68,750)	–
Impairment of AFS financial assets (note 6)	–	48,225	–
Mineral property interests written off	–	2	–
Loss for the year	$4,884,024	$2,154,805	$10,425,896

Basic and diluted loss per common share	$0.04	$0.02	$0.08

Weighted average number of common shares outstanding (note 10(c))	139,357,212	138,644,883	138,602,746

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended March 31,
	2015	2014	2013

Loss for the year	$4,884,024	$2,154,805	$10,425,896

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of AFS financial assets (note 6)	(3,954)	(25,012)	54,633
Change in fair value of AFS financial assets transferred to profit or loss upon disposition (note 6)	38,517	9,875	–
Impairment of AFS financial assets transferred to profit or loss (note 6)	–	(48,225)	–
Total other comprehensive loss (income) for the year	34,563	(63,362)	54,633

Comprehensive loss for the year	$4,918,587	$2,091,443	$10,480,529

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Changes in Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital			Reserves

			Share-based	Investment	Share
	Number		payments	revaluation	warrants
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2012	138,574,061	$58,740,910	$1,666,133	$80,674	$2,811,220	$(46,083,247)	$17,215,690
Share-based payments	–	–	433,503	–	–	–	433,503
Issuance of common shares pursuant to mineral property agreements (note 10(b))	50,000	15,500	–	–	–	–	15,500
Total other comprehensive income	–	–	–	(54,633)	–	–	(54,633)
Loss for the year	–	–	–	–	–	(10,425,896)	(10,425,896)
Balance at March 31, 2013	138,624,061	$58,756,410	$2,099,636	$26,041	$2,811,220	$(56,509,143)	$7,184,164

Balance at April 1, 2013	138,624,061	$58,756,410	$2,099,636	$26,041	$2,811,220	$(56,509,143)	$7,184,164
Share-based payments	–	–	103,004	–	–	–	103,004
Issuance of common shares pursuant to mineral property agreements (note 10(b))	100,000	5,000	–	–	–	–	5,000
Total other comprehensive income	–	–	–	63,362	–	–	63,362
Loss for the year	–	–	–	–	–	(2,154,805)	(2,154,805)
Balance at March 31, 2014	138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725

Balance at April 1, 2014	138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725
Issuance of common shares pursuant to mineral property agreements (note 10(b))	100,000	6,500	–	–	–	–	6,500
Issuance of common shares pursuant to loan agreement (note 10(b))	2,500,000	187,500	–	–	–	–	187,500
Total other comprehensive loss	–	–	–	(34,563)	–	–	(34,563)
Loss for the year	–	–	–	–	–	(4,884,024)	(4,884,024)
Balance at March 31, 2015	141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
	2015	2014	2013

Operating activities
Loss for the year	$(4,884,024)	$(2,154,805)	$(10,425,896)
Adjustments for:
Depreciation	–	1,205	516
Interest income	(38,189)	(68,759)	(128,881)
Interest expense on loan payable to director (note 9)	16,302	–	–
Interest expense on debenture (note 7(g))	–	23,136	5,129
Common shares issued, included in financing charges (note 9)	187,500	–	–
Common shares issued, included in exploration expenses (note 10(b))	6,500	5,000	15,500
Debenture obligation acquired as part of the acquisition of interest in Galaxie ZNT project, included in exploration expenses	–	–	260,000
Share-based payments	–	103,004	433,503
Gain on termination of joint venture (note 7(g))	–	(284,717)	–
Gain on disposal of AFS financial assets (note 6)	(38,064)	(68,750)	–
Impairment of AFS financial assets (note 6)	–	48,225	–
Flow-through share premium	–	–	(130,000)
Mineral property interests written off	–	2	–
Changes in working capital items
Amounts receivable and other assets	(767,442)	1,221,152	892,088
Restricted cash	(1,532)	34,136	(20,660)
Accounts payable and accrued liabilities	30,898	2,492	(796,154)
Balances due to related parties	142,703	(52,235)	160,183
Net cash used in operating activities	(5,345,348)	(1,190,914)	(9,734,672)

Investing activities
Interest received	38,189	68,759	128,881
Proceeds from disposition of AFS financial assets, net (note 6)	39,839	68,750	–
Net cash provided by investing activities	78,028	137,509	128,881

Financing activities
Loan payable to director (note 9)	1,000,000	–	–
Interest paid on loan payable to director (note 9)	(16,302)	–	–
Interest paid on debenture	–	(23,136)	–
Principal payment on debenture	–	(20,000)	–
Net cash provided by (used in) financing activities	983,698	(43,136)	–

Net decrease in cash and cash equivalents	(4,283,622)	(1,096,541)	(9,605,791)
Cash and cash equivalents, beginning of the year	4,772,772	5,869,313	15,475,104
Cash and cash equivalents, end of the year (note 3)	$489,150	$4,772,772	$5,869,313

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
	2015	2014	2013

Supplementary cash flow information:
Non-cash investing and financing activities:
Issuance of common shares pursuant to mineral property agreements (note 10(b))	$6,500	$5,000	$15,500
Issuance of common shares pursuant to loan agreements (note 10(b))	$187,500	$–	$–
Debenture obligation assumed on acquisition of interest in Galaxie Joint Venture	$–	$–	$260,000
Debenture obligation transferred upon termination of Galaxie Joint Venture (note 7(g))	$–	$(240,000)	$–
Balance due to related party transferred upon termination of Galaxie Joint Venture (note 7(g))	$–	$(44,779)	$–

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. During the years ended March 31, 2014 and 2013, the Company recognized the following in relation to its interests in joint operations for the Galaxie and ZNT properties:

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
For the years ended March 31, 2015, 2014, and 2013
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
For the years ended March 31, 2015, 2014, and 2013
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

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2015	2014
Current
Value added taxes refundable	$ 30,426	$ 21,055
Prepaid insurance	61,464	55,209
British Columbia Mineral Exploration Tax Credits (“METC”)	880,000	–
Total current	$ 971,890	$ 76,264

Non-current
British Columbia Mineral Exploration Tax Credits (“METC”)	$ –	$ 128,184

6.	MARKETABLE SECURITIES

As at March 31, 2015 and March 31, 2014, the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale financial assets and are carried at fair value.

During the year ended March 31, 2015, the Company sold marketable securities with a carrying amount of $1,775 (2014 – nil; 2013 – nil) for total net proceeds of $39,839 (2014 – $68,750; 2013 – nil) and recognized a gain of $38,064 (2014 – $68,750; 2013 – nil).

During the year ended March 31, 2014, the Company recognized an impairment loss of $48,225 on certain marketable securities, which reflected the decline in their respective trading prices below cost at that date.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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
For the years ended March 31, 2015, 2014, and 2013
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

During the year ended March 31, 2014, the Company recognized $23,136 of interest expense with respect to its proportionate share of a debenture obligation held by the Galaxie Joint Venture (2013 – $5,129).

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2015	2014
Accounts payable	$ 11,115	$ 8,401
Accrued liabilities	55,184	27,000
Total	$ 66,299	$ 35,401

9.	LOAN PAYABLE TO DIRECTOR

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

During the year ended March 31, 2013, the Company issued 50,000 common shares with an estimated fair value of $15,500 pursuant to mineral property agreements in respect of the Blackwater District Properties.

On January 9, 2015, the Company issued 2,500,000 common shares to Robert Dickinson with an estimated fair value of $187,500 pursuant to a loan agreement entered into on November 26, 2014 (note 9).

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year was based on the following data:

	Year ended March 31,
	2015	2014	2013
Loss attributable to common shareholders	$4,884,024	$2,154,805	$10,425,896
Weighted average number of common shares outstanding	139,357,212	138,644,883	138,602,746

(d)	Share purchase option compensation plan

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes the changes in the Company's share purchase options:

	Year ended		Year ended
Share purchase options	March 31, 2015		March 31, 2014
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding – beginning of year	5,155,900	$ 0.32	5,438,600	$ 0.32
Forfeited	(32,100)	$ 0.32	(282,700)	$ 0.33
Expired	(2,072,500)	$ 0.32	–	$ –
Outstanding – end of year	3,051,300	$ 0.32	5,155,900	$ 0.32
Exercisable – end of year	3,051,300	$ 0.32	5,155,900	$ 0.32

Awards typically vest in several tranches ranging from 6 months to 18 months.

The following table summarizes information on the Company's share purchase options outstanding as at March 31, 2015 and 2014:

	March 31, 2015		March 31, 2014
	Number of share		Number of share
	purchase options	Remaining	purchase options	Remaining
	outstanding and	contractual	outstanding and	contractual
Exercise price	exercisable	life (years)	exercisable	life (years)
$0.32	3,051,300	1.5	5,155,900	1.7

(e)	Reserves

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
For the years ended March 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

11.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Transactions with key management personnel were as follows:

Remuneration for services rendered	Year ended March 31,
	2015	2014	2013
Short-term employee benefits	$268,511	$379,914	$508,963
Share-based payments	–	51,096	208,622
Total	$268,511	$431,010	$717,585

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

(b)	Balances and transactions with related entities

Balances due to related parties	March 31,	March 31,
	2015	2014
Balance due to entity with significant influence (note 11(b)(i))	$212,642	$69,939

The following is a summary of transactions with related entities that occurred during the reporting period:

Transactions with related entities	Year ended March 31,
	2015	2014	2013
Services received from HDSI (note 11(b)(i)):
HDSI employee time charges, based on annually set rates	$2,099,646	$1,150,711	$3,091,387
Key management personnel fees	212,100	314,800	461,200
Information technology services and maintenance fees	152,700	140,500	163,200
	$2,464,446	$1,606,011	$3,715,787

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Transactions with related entities	Year ended March 31,
	2015	2014	2013
Reimbursement of third party expenses to HDSI	$ 75,977	$ 61,599	$ 176,925

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of effective tax rate	March 31,	March 31,	March 31,
	2015	2014	2013
Loss for the year	$(4,884,024)	$(2,154,805)	$(10,425,896)
Total income tax expense	–	–	–
Loss excluding income tax	$(4,884,024)	$(2,154,805)	$(10,425,896)

Income tax recovery using the Company's tax rate	(1,261,000)	(560,000)	(2,606,000)
Non–deductible expenses and other	(207,000)	291,000	201,000
Change in deferred tax rates	–	(330,000)	–
Temporary difference booked to reserve	(2,000)	2,000	(7,000)
Deferred income tax assets not recognized	1,470,000	597,000	2,412,000
	$–	$–	$–

The Company's statutory tax rate was 26% (2014 – 26%; 2013 – 25%) and its effective tax rate is nil (2014 – nil; 2013 – nil).

As at March 31, 2015, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

	Tax losses	Tax losses
Expiry	(capital)	(non-capital)	Resource pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	314,000	–	358,000
After five years	–	13,029,000	–	1,011,000
No expiry date	1,384,000	–	24,549,000	63,000
Total	$1,384,000	$13,343,000	$24,549,000	$1,432,000

13.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Year ended March 31,
	2015	2014	2013
Salaries and benefits included in:
Exploration and evaluation	$1,296,142	$730,869	$2,582,714
Office and administration	1,020,679	792,170	1,381,161
Shareholder communication	55,364	92,143	179,253
Total	$2,372,185	$1,615,182	$4,143,128

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015, 2014, and 2013
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
For the years ended March 31, 2015, 2014, and 2013
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
DATED: July 31, 2015