Form 20-F
period 2016-03-31
AMARC RESOURCES LTD
filed 2016-07-29
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

Luqman Khan, Chief Financial Officer
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

141,424,061 common shares as of March 31, 2016

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

Except as noted, the information set forth in this Annual Report is as of July 22, 2016 and all information included in this document should only be considered correct as of such date.

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

The following tables summarize selected financial data for Amarc extracted from the Company's audited financial statements for related fiscal years. The data should be read in conjunction with the Company's audited financial statements included as an exhibit in this Annual Report.

The following table is derived from the financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") effective for each of the Company's fiscal year presented.

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2016	2015	2014	2013	2012
Equipment, net	$–	$–	$–	$1	$2
Total assets	1,096	1,755	5,306	7,644	18,176
Total liabilities	1,438	1,279	105	460	961
Working capital surplus (deficit)	(312)	242	4,840	5,633	16,224
Share capital	58,968	58,955	58,761	58,756	58,741
Reserves	5,357	5,069	5,103	4,937	4,558
Accumulated deficit	(64,667)	(63,548)	(58,664)	(56,509)	(46,083)
Net assets (liabilities)	(341)	476	5,201	7,184	17,216
Shareholders' equity (deficiency)	(341)	476	5,201	7,184	17,216

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2016	2015	2014	2013	2012
Interest and other income	$(10)	$(38)	$(69)	$(129)	$(83)
General and administrative expenses	1,289	1,478	1,306	1,823	1,752
Exploration expenditures, net of METC	2,773	3,278	1,095	8,422	6,660
Contributions pursuant to IKE Option Agreement	(3,067)	–	–	–	–
Share-based payments	–	–	103	434	800
Other	134	166	(280)	6	(147)
Gain on sale of mineral property	–	–	–	–	(679)
Flow-through shares premium	–	–	–	(130)	(730)
Net loss for the year	1,119	4,884	2,155	10,426	7,573
Other comprehensive loss (income)	33	35	(63)	55	(15)
Total comprehensive loss	$1,152	$4,919	$2,092	$10,481	$7,558

Basic and diluted net loss per share	$0.01	$0.04	$0.02	$0.08	$0.07
Weighted average number of common shares outstanding	141,406,301	139,357,212	138,644,883	138,602,746	102,759,226

Pursuant to SEC Release No. 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards without Reconciliation to U.S. GAAP", the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Currency and Exchange Rates

As of the date of this Annual Report, the rate of exchange of the Canadian Dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.3178. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31
	(Canadian Dollar per U.S. Dollar)
	2016	2015	2014	2013	2012
End of period	$1.2971	$1.2683	$1.1053	$1.0156	$0.9991
Average for the period	$1.3114	$1.1387	$1.0533	$1.0013	$0.9930
High for the period	$1.4589	$1.2803	$1.1251	$1.0418	$1.0604
Low for the period	$1.1951	$1.0634	$1.0023	$0.9710	$0.9449

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
June (to June 20, 2016)	$1.3091	$1.2695
May 2016	$1.3136	$1.2548
April 2016	$1.3170	$1.2544
March 2016	$1.3468	$1.2962

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

•	metal prices, which may be volatile, and are highly cyclical; and

•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could impact any expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants' analyses and recommendations;

•	the rate at which operating losses are incurred;

•	the execution of any joint venture agreements with strategic partners; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

The Company has limited working capital as at the current reporting date.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Changes in Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The government currently has in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

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

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during one or more previous tax years, and may be a PFIC in the current tax year and possibly in subsequent tax years. If the Company is a PFIC for any tax year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a qualified electing fund election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any tax year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

The Company's Shareholders Could Face Significant Potential Equity Dilution.

Amarc has a share purchase option plan which allows the management to issue options to its employees and non-employees based on the policies of the Company. If further shares, options, or warrants are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

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

The Company’s financial statements have been prepared on the basis that it will continue as a going concern. The Company has prioritized the allocation of available financial resources in order to meet key corporate and mineral development expenditure requirements in the near term. The costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

Litigation

The Company is may in future be subject to legal proceedings. If the Company is unable to resolve these matters favorably it may have a material adverse effect of the Company.

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

Mineral Properties and Exploration Activities and Plans

Amarc is a British Columbia-based mineral exploration and development company with an experienced and successful management team that is focused on advancing the IKE Project, a major new porphyry copper-molybdenum-silver discovery located near the heartland of British Columbia’s (“BC”) copper mining industry with proximity to mining infrastructure, power, rail and highways.

In 2014 Amarc made a significant new copper-molybdenum-silver discovery at its 100% owned IKE property located in southern BC. Assay results from 18 holes, totaling 10,437 metres, completed in 2014 and 2015 at IKE have all intersected varying amounts of chalcopyrite and molybdenite mineralization over an increasingly broad area, now measuring 1,200 metres east-west by 1,000 metres north-south and extending to depths of over 500 metres. Copper equivalent grades returned over long continuous drill intercepts continue to compare favourably to the range of copper equivalent grades for mineral resources and mineral reserves at active BC porphyry copper (± molybdenum ± gold ± silver) mines. Mineralization encountered by the drilling at IKE remains open to expansion in all lateral directions and to depth.

The IKE discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets that remain to be drill tested, have the potential to possess the grades and resources necessary to develop into an important mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover these compelling deposit targets, as well as potential infrastructure sites.

Thompson Creek Metals Company Inc. ("Thompson Creek") funded the work programs at IKE in 2015, and can earn up to a 50% interest in the project through a staged funding process that includes the completion of a Feasibility Study.

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

The IKE and the Granite, Juno and Galore District Properties (collectively the IKE Project).

As of March 31, 2016, Amarc had a 100% interest in the IKE, Granite and Juno properties, and also had the right to acquire a 70% interest in the Galore property.

The IKE is located approximately 45 kilometres northwest of the historical mining communities of Gold Bridge and Bralorne, in a region characterized by broad U-shaped valleys. Amarc's 2014 and 2015 core drilling programs at IKE were conducted above tree line within two adjoining large and barren cirques. The district surrounding the IKE discovery has long been explored for its numerous showings of copper, molybdenum, gold and silver mineralization. Current access to the properties is by helicopter, although significant infrastructure exists in the region. Mainline logging roads, which lead west from Gold Bridge are located 20 kilometres to the south of IKE. Access to power, railways and highways is available in the area of Gold Bridge and the nearby towns of Lillooet and Pemberton.

At IKE, limited historical drilling indicated the presence of a mineral system with characteristics that are favorable for the development of a viable porphyry copper-molybdenum-silver deposit. Three key historical drill holes (81-2, 11-1 and 11-2) spaced over 220 metres intercepted long intervals of continuous, chalcopyrite and molybdenite mineralization with encouraging grades. These intersections include: 116 metres of 0.44% copper equivalent (CuEQ)1 comprising 0.29% Cu and 0.043% Mo; 182 metres of 0.41% CuEQ comprising 0.31% Cu, 0.022% Mo and 1.9 g/t Ag; and 64 metres of 0.51% CuEQ, comprising 0.37% Cu, 0.024% Mo and 4.7 g/t Ag. All three of these historical holes ended in mineralization.

_____________________________________
1Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Assay data from Amarc's nine holes totaling 5,409 metres (numbered 14001 through 14009) completed in 2014 and an additional nine holes totalling 5,028 metres (numbered 15010 through 15018) completed in 2015 at IKE, combined with results from geological, geochemical and geophysical surveys completed outwards from the area drilled indicate the presence of an important porphyry-style copper-molybdenum-silver deposit. All 18 diamond drill holes intersected varying amounts of chalcopyrite and molybdenite mineralization over an increasingly broad area, now measuring 1,200 metres east-west by 1,000 metres north-south and extending to depths of over 500 metres. Copper equivalent grades returned over long continuous drill intercepts continue to compare favourably to the range of copper equivalent grades for mineral resources and mineral reserves at active BC porphyry copper (± molybdenum ± gold ± silver) mines. Mineralization encountered by the drilling at IKE remains open to expansion in all lateral directions and to depth.

Highlights from the 2014 and 2015 drill programs include:

•	247 metres of 0.41% CuEQ[1] @ 0.28% Cu, 0.030% Mo and 2.0 g/t Ag
•	123 metres of 0.41% CuEQ @ 0.32% Cu, 0.017% Mo and 2.5 g/t Ag
•	92 metres of 0.40% CuEQ @ 0.31% Cu, 0.020% Mo and 2.1 g/t Ag
•	194 metres of 0.47% CuEQ @ 0.30% Cu, 0.046% Mo and 0.8 g/t Ag
•	308 metres of 0.39% CuEQ @ 0.26% Cu, 0.032% Mo and 1.8 g/t Ag
•	97 metres of 0.45% CuEQ @ 0.32% Cu, 0.030% Mo and 2.2 g/t Ag
•	124 metres of 0.45% CuEQ @ 0.34% Cu, 0.022% Mo and 3.2 g/t Ag
•	214 metres of 0.37% CuEQ @ 0.26% Cu, 0.023% Mo and 2.2 g/t Ag
•	592 metres of 0.44% CuEQ @ 0.30% Cu, 0.032% Mo and 2.1 g/t Ag
•	86 metres of 0.47% CuEQ @ 0.33% Cu, 0.032% Mo and 2.2 g/t Ag
•	111 metres of 0.36% CuEQ @ 0.30% Cu, 0.010% Mo and 2.3 g/t Ag

1Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

The IKE discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets that remain to be drill tested, have the potential to possess the grades and resources necessary to develop into an important mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover these compelling deposit targets, as well as potential infrastructure sites.

Amarc and Thompson Creek are planning a 2016 field program to advance the IKE discovery and district.

Assay results from all of Amarc's 2014 and 2015 drill holes are summarized in the table below. In addition, a drill plan, cross sections, maps and further results from the 2014 and 2015 programs are presented in the corporate presentation on the Amarc website at http://www.amarcresources.com.

IKE DISCOVERY

TABLE OF 2014 AND 2015 ASSAY RESULTS

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[2,3] (m)	CuEQ¹ (%)	Cu (%)	Mo (%)	Ag (g/t)
IK14001	-45	0	742.2		55.0	213.7	158.7	0.37	0.27	0.020	2.5
					242.0	489.0	247.0	0.41	0.28	0.030	2.0
				incl.	242.0	275.0	33.0	0.43	0.35	0.011	4.1
				incl.	284.6	362.5	77.9	0.43	0.31	0.027	2.0
				incl.	372.9	395.2	22.3	0.43	0.25	0.045	1.7
				incl.	404.1	489.0	84.9	0.48	0.30	0.045	1.7
					528.0	634.6	106.6	0.28	0.23	0.009	1.9
IK14002	-45	100	551.1		57.3	180.1	122.8	0.41	0.32	0.017	2.5
					206.0	494.6	288.6	0.39	0.24	0.038	1.6
				incl.	206.0	440.0	234.0	0.42	0.26	0.040	1.7
				and	206.0	364.0	158.0	0.44	0.26	0.046	1.7
				and	368.5	440.0	71.5	0.40	0.27	0.031	1.7
					521.7	551.1	29.4	0.42	0.15	0.076	0.6
IK14003	-60	180	419.4		10.2	102.0	91.8	0.40	0.31	0.020	2.1
					282.0	365.0	83.0	0.19	0.08	0.029	0.7
IK14004	-50	90	388.6		128.0	189.0	61.0	0.27	0.13	0.036	0.9
IK14005	-60	0	772.7		32.0	80.0	48.0	0.27	0.23	0.007	1.4

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[2,3] (m)	CuEQ¹ (%)	Cu (%)	Mo (%)	Ag (g/t)
					269.4	552.3	282.9	0.43	0.29	0.038	0.7
				incl.	269.4	463.2	193.8	0.47	0.30	0.046	0.8
					602.9	616.1	13.2	0.33	0.29	0.009	0.6
IK14006	-45	90	681.8		9.0	75.0	66.0	0.25	0.21	0.008	1.3
					124.0	574.3	450.3	0.36	0.24	0.028	1.7
				incl.	124.0	432.2	308.2	0.39	0.26	0.032	1.8
				and	124.0	207.8	83.8	0.42	0.31	0.026	2.2
				and	216.4	258.0	41.6	0.42	0.30	0.024	2.8
				and	381.9	432.2	50.4	0.69	0.35	0.088	1.8
				incl.	441.9	490.0	48.1	0.44	0.27	0.044	1.8
					671.0	681.8	10.8	0.33	0.28	0.007	2.0
IK14007	-60	90	688.5		7.9	24.9	17.0	0.30	0.22	0.020	1.1
					139.5	167.0	27.5	0.24	0.06	0.051	0.5
					223.0	274.0	51.0	0.22	0.05	0.048	0.5
					304.0	411.9	107.9	0.23	0.12	0.030	0.7
IK14008	-45	90	788.8		135.4	168.0	32.6	0.30	0.24	0.009	2.0
					233.0	258.5	25.5	0.33	0.23	0.023	1.5
					278.1	567.0	288.9	0.36	0.27	0.022	1.6
				incl.	287.7	384.3	96.6	0.45	0.32	0.030	2.2
				incl.	418.7	462.8	44.0	0.38	0.31	0.015	1.8
				incl.	484.0	564.0	80.0	0.38	0.30	0.018	1.6
					605.0	648.0	43.0	0.25	0.20	0.012	1.0
IK14009	-45	270	376.1		10.5	200.0	189.5	0.23	0.16	0.018	1.1
				incl.	10.5	98.0	87.5	0.28	0.20	0.019	1.4
IK15010	-45	88	615.0		207.0	417.0	210.0	0.40	0.30	0.018	2.9
				Incl.	207.0	268.0	61.0	0.40	0.31	0.016	2.9
				Incl.	293.0	417.0	124.0	0.45	0.34	0.022	3.2
				and	293.0	358.0	65.0	0.53	0.39	0.028	3.7
				and	378.0	417.0	39.0	0.41	0.32	0.016	2.9
					444.0	603.0	159.0	0.28	0.22	0.011	2.1
IK15011	-45	88	486.3		20.1	60.0	40.0	0.42	0.31	0.023	2.5
IK15012	-45	88	675.0		213.0	516.0	303.0	0.34	0.25	0.018	2.1
				Incl.	213.0	286.0	73.0	0.33	0.28	0.008	2.2
				Incl.	301.9	516.0	214.2	0.37	0.26	0.023	2.2
				and	301.9	371.3	69.4	0.45	0.32	0.028	3.0
				and	423.0	516.0	93.0	0.39	0.29	0.022	2.0
					549.5	558.0	8.5	0.47	0.35	0.026	3.0
IK15013	-45	88	693.3		33.0	693.3	660.3	0.41	0.28	0.030	2.0
				Incl.	75.0	666.5	591.5	0.44	0.30	0.032	2.1
				and	75.0	99.0	24.0	0.42	0.24	0.044	1.9
				and	129.0	300.5	171.5	0.44	0.32	0.025	2.2
				and	435.5	666.5	231.0	0.56	0.37	0.045	2.7
IK15014	-45	88	480.9		249.7	335.2	85.5	0.47	0.33	0.032	2.2
IK15015	-50	268	423.3		312.3	420.3	108.0	0.41	0.15	0.067	1.5
				Incl.	312.3	378.3	66.0	0.51	0.19	0.085	1.9
IK15016	-45	88	483.3		243.0	369.3	126.3	0.27	0.14	0.031	1.5
				Incl.	285.0	360.3	75.3	0.29	0.17	0.029	1.7
IK15017	-45	88	441.3		15.0	75.0	60.0	0.29	0.26	0.005	1.6
					201.0	355.7	154.7	0.30	0.17	0.031	1.1
				Incl.	240.0	355.7	115.7	0.33	0.18	0.039	1.2
IK15018	-45	88	441.3		138.0	159.0	21.0	0.33	0.25	0.016	1.5
					201.0	312.4	111.4	0.36	0.30	0.010	2.3
				Incl.	216.0	288.3	72.3	0.43	0.35	0.013	2.5
				and	216.0	243.3	27.3	0.51	0.42	0.015	2.6
					471.3	730.5	259.2	0.25	0.20	0.010	1.3
				Incl.	471.3	540.3	69.0	0.33	0.25	0.017	1.8
				and	651.3	730.5	79.2	0.29	0.23	0.012	1.5

Notes:
[1] Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
[2] Widths reported are drill widths, such that the true thicknesses are unknown.
[3] All assay intervals represent length weighted averages

Like many major porphyry deposits, IKE formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America. The footprint of the hydrothermal system at IKE is over six square kilometres.

At IKE, chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade copper and molybdenum concentrates by standard flotation processing.

Field exploration conducted by Amarc, in addition to the 2014 and 2015 drilling programs, includes a detailed ground induced polarization survey over IKE as well as a district-wide high resolution airborne magnetic survey, and geological mapping with copper and multi-element-in-talus fines geochemical surveys over prioritized target areas. Collectively, these survey results indicate exciting potential for a number of deposit-scale targets beyond the immediate area of the current IKE discovery drilling. Exploration results from Amarc's surveys and historical programs by previous operators throughout the district, combined with the common tendency of porphyry deposits to form clusters lead the Company to believe a number of targets identified near to IKE have potential to host additional bulk-tonnage porphyry copper mineralization.

Amarc is committed to working constructively with governments and stakeholders towards the responsible development of the IKE project, while contributing to the sustainable development of local communities. Work programs are planned to achieve high levels of environmental performance and local benefits, including providing opportunities for employment, contracting and training for local people. The Company is working hard to support government's consultation duties to assist with timely and fair decision making. Amarc is committed to meaningful and constructive engagement with First Nation communities and has offered and remains open to the comprehensive and progressive agreements it has proposed at the early discovery-stage of project development.

IKE and the Granite and Galore District Property Agreements

The mineral claims comprising the Juno property were staked and are owned 100% by Amarc.

The material terms of the agreement with Thompson Creek and the three mineral property acquisition agreements relating to the IKE and district properties are set out below. All royalties held by the respective vendors referenced have been capped or can be purchased by Amarc (in either case in the $250,000 to $4 million range).

Agreement with Thompson Creek

On September 3, 2015 Amarc announced it has entered into an agreement (the "Agreement") with Thompson Creek pursuant to which Thompson Creek may acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the Agreement, Thompson Creek also has an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Under the terms of the Agreement, Thompson Creek can earn an initial 30% interest in the Project under a Stage 1 Option by funding $15 million of expenditures before December 31, 2019, of which $3 million for 2015 has been funded. For each $5 million of project expenditures funded, Thompson Creek will incrementally earn a 10% ownership interest. As of July 14, 2016, Thompson Creek had funded $5 million in project expenditures and as such had earned a 10% ownership interest in the IKE, Granite and Juno properties and the right to earn a 10% interest in the Galore property, subject to the Galore Property Agreement (see below). Stage 1 Option expenditures can be accelerated by Thompson Creek at its discretion. Amarc will remain as operator during the Stage 1 earn-in period.

If Thompson Creek fully exercises the Stage 1 Option, Thompson Creek will have a one-time right under a Stage 2 Option to elect to earn an additional 20% ownership interest in the IKE Project (for a total 50% ownership interest). To fulfill its obligations under the Stage 2 Option, Thompson Creek must commit to fund and complete a Feasibility Study for the IKE Project that could serve as the basis for a decision by an internationally recognized financial institution to finance the development of a mining project. This Feasibility Study must be completed within a two-year period, which can be extended to three years under certain conditions. While completing the Feasibility Study work under the Stage 2 Option, Thompson Creek would also be required to meet all other expenditures necessary to maintain and advance the Project.

Thompson Creek will become operator upon initiation of the Stage 2 Option period, and will remain operator so long as it holds a 50% interest. When Thompson Creek has concluded its’s earn-in period, the parties expect to form a joint venture to further develop the IKE Project provided that Thompson Creek earns a minimum 10% interest. Amarc will remain operator of the Project in the instance that Thompson Creek does not earn a 50% interest.

During both the Stage 1 and Stage 2 Option periods, Amarc will retain a ‘co-expenditure right’, whereby it can fund at its discretion additional expenditures on the IKE Project. Thompson Creek may elect to pay its 30% or 50% share of these additional expenditures upon completion of its Stage 1 Option and Stage 2 Option periods as the case may be, failing which its ownership interest would be reduced. Under the ‘co-expenditure right’ provision of the Agreement, the maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 1 Option is capped at $6 million (i.e. 30% of $20 million). The maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 2 Option is capped at $10 million (i.e. 50% of $20 million).

Agreement with the Optionors

Amarc holds a 100% interest in the IKE property. In December 2013, the Company entered into an Option and Joint Venture Agreement (the "IKE Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the IKE property by making cash payments totaling $125,000, issuing 300,000 shares, and by incurring approximately $1.86 million in exploration expenditures on or before November 30, 2015.

In July 2014 the IKE Agreement was amended and Oxford assigned all of its interest in the IKE property, and the underlying option agreement with respect to the IKE property, to Amarc and converted its ownership interest in the IKE property to a 1% Net Smelter Return (“NSR”) royalty in consideration of a $40,000 cash payment. The 1% NSR royalty can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the Company’s sole election). The maximum aggregate amount payable under the NSR is $2 million.

As a result of the foregoing, Amarc had the right to acquire a 100% ownership interest in the IKE property directly from two unrelated individuals (formerly the underlying owners and now the “Optionors”) by making a cash payment of $40,000 (completed), issuing 100,000 shares (completed), and by incurring approximately $1.86 million in exploration expenditures (completed) on or before November 30, 2015.

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the remaining half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018. Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) to the Optionors annually commenced on December 31, 2015.

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

Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

Galore Property Agreement

In July 2014, the Company entered into an option and joint venture agreement (the “Galore Option Agreement”) with Galore Resources Inc. ("Galore"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3 million in exploration expenditures within five years ($1.5 million of which may be in recordable assessment credits not directly incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option (collectively, the “Galore Option”), Galore and Amarc have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be.

The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty (collectively, the “NSR Royalties”) which may be purchased for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty (collectively, the “NPI Royalties”) each of which may be purchased at any time until December 31, 2024 for $400,000 less any amount of an NPI Royalty already paid.

In July 2016, the Company entered into a second option agreement (the “Second Option Agreement”) whereby the Company acquired the right, separate and apart from the Galore Option (the “Second Option”) to acquire 100% of Galore’s rights in and to the Galore property in consideration of the payment to Galore of $550,000 on a staged basis on or before January 16, 2018. Under the terms of the Second Option Agreement, upon exercise of the Second Option and the Company acquiring 100% of the Galore property, the Galore Option Agreement will terminate and be of no further force and effect.

In addition, in July 2016, the Company also reached an agreement with the underlying owners of the Galore property whereby the Company obtained the right to acquire all of the underlying owners’ residual interest in and to the Galore property, including the five NSR Royalties and the five NPI Royalties, in consideration of the payment of $100,000 on a staged basis on or before January 16, 2018, subject to the Company exercising the Second Option.

During the Second Option exercise period, all cash payment and exploration expenditure requirements set out in the Galore Option Agreement shall cease to apply, including with respect to all cash payments payable to the underlying owners.

Other Properties

Amarc’s focus with respect to its Newton and Galileo projects is to work towards venturing them out to third parties to further advance exploration.

The Blackwater District Properties – Galileo and Hubble

Amarc owns a 100% interest in the Galileo and Hubble properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

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

The Galileo and Hubble properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

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

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2 million at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

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

Location of the IKE, Newton, and Galileo Properties.

Mineral Claim and Crown Grant Information for Amarc's BC Properties

Program	Mineral Claim Numbers and Crown Grant Numbers (Crown Grants in italics)	Size (sq km)
Newton

208327, 414743, 511965, 511967, 507905, 507914, 514976, 514979, 514981, 615743, 606674, 606675, 606676, 606677, 606678, 606679, 606680, 606681, 606682, 606684, 606685, 606686, 606687, 606688, 606690, 606691, 606692, 606693, 606694, 606695, 606696, 606697, 606698, 606699, 606700, 606701, 606702, 606703, 606704, 606705, 606706, 606707, 606708, 606709, 606710, 606711, 606712, 606713, 606714, 606715, 606716, 606717, 682043, 682063, 682089, 682094, 682095, 682098, 682123, 682143, 682163, 682183, 682206, 682208, 682209, 682210, 682232, 682234, 682236, 682244, 682245, 682263, 682283, 682285, 682286, 682288, 682290, 682303, 682305, 682308, 682309, 682311, 682315, 682317, 682320, 682324, 682327, 682330, 682332, 682335, 682338, 682372, 682373, 682375, 682377, 682384, 682404, 682406, 682407, 606683, 606689, 681863, 681883, 681904, 681943, 681963, 682003, 682213, 682223, 682225, 682227, 682229, 616023, 685683, 685684, 685685, 685686, 685687, 685703, 685704, 685705, 685706, 685707, 685708, 685709, 685723, 685724, 685743, 685763, 685764, 685765, 685767, 685783, 685784, 685785, 685786, 685803, 615803, 615843, 615863, 840950, 840951, 840952, 840953

		637
Galileo	763442, 763482, 763502, 763522, 763542, 763582, 763802, 705972, 705974, 705976, 705978, 705980, 705982, 705985, 705988, 705989, 705993, 706016, 706018, 706020, 706022, 706038, 706042, 706045, 706050	119
Hubble	705779, 705780, 705781, 705782, 705783, 705784, 705785, 705786, 705789, 705790, 705822, 705823, 705824, 856080, 856082, 896504, 936604, 936605, 936606, 936607, 936608, 936609, 993663, 993664, 994802, 994803, 994807, 994811, 994812, 994816, 994818, 994819, 994820, 994822, 994824, 994825, 994826, 994842, 994843, 994844, 994862, 994863, 994902	214
IKE

208503, 208579, 208580, 208581, 208582, 208583, 208584, 208585, 208586, 208587, 208588, 208589, 208590, 208502, 208506, 208507, 208505, 208791, 209156, 358602, 358603, 358607, 358599, 358613, 358614, 354057, 354051, 375960, 375964, 376123, 416348, 416349, 416351, 416352, 416508, 415582, 415583, 415584, 415586, 510762, 510764, 510765, 510767, 510971, 510972, 510973, 510974, 510975, 510976, 510979, 511134, 511136, 511138, 511139, 511307, 511418, 511775, 511777, 511778, 511779, 511780, 507495, 507507, 517854, 517855, 517856, 517870, 517871, 517872, 517873, 513817, 513837, 513839, 513840, 513841, 514549, 514550, 514552, 514553, 514555, 514557, 514558, 514559, 514568, 514570, 514571, 514572, 514685, 514691, 514743, 514744, 514745, 522692, 532241, 532242, 532889, 529338, 556557, 550905, 550907, 550908, 560873, 553934, 553937, 553942, 565593, 565594, 565596, 602343, 758582, 841974, 1028843, 1028844, 1028845, 1028888, 1028889, 1028890, 1028891, 1028892, 1040609, 1040610, 1040611, 1039791, 1039849, 1039850
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

The following discussion should be read in conjunction with the audited annual financial statements and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Critical Accounting Policies and Estimates

The Company's accounting policies are presented in note 2 of the accompanying audited annual financial statements.

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

Year Ended March 31, 2016 ("2016") Versus Year Ended March 31, 2015 ("2015")

The Company recorded a net loss of $1,119,000 during 2016 compared to a net loss of $4,884,000 during 2015. The decrease in net loss was mainly due to the allocation of expenses related to IKE project to Thompson Creek Metals Company Inc.

($ 000’s)	2016	2015	Discussion

Exploration and evaluation, net of METC	2,773	3,278

Exploration activity during the 2016 and 2015 periods was focused primarily on the IKE Project’s drilling and related field programs. The exploration expenses in 2016 is lower as the Company has allocated expenses related IKE project to Thompson Creek Metals Company Inc.

Administration	1,289	1,478

No significant change in administration activities during the 2016 period compared to the 2015 period. The lower expenses in 2016 is mainly due reduction in salaries relating to the corporate activities during the year.

Interest expense on loans payable to director	83	16	Interest incurred on loans provided by a director.

Amortization of finance charges	57	188	The amount relates to loan bonus through the issuance of share purchase warrants to a director. Relates to loan provided by the director in November 2014 and September 2015.

Gain on disposition of AFS financial assets	(8)	(38)	The Company routinely disposed of some of its marketable securities during 2016 and 2015.

Year Ended March 31, 2015 ("2015") Versus Year Ended March 31, 2014 ("2014")

The Company recorded a net loss of $4,884,000 during 2015 compared to a net loss of $2,155,000 during 2014. The increase in net loss was mainly due to an increase in exploration and evaluation expenses during 2015.

($ 000’s)	2015	2014	Discussion

Exploration and evaluation	3,278	1,095

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

($ 000's)	2014	2013	Discussion

Exploration expenses	1,095	8,422

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

Liquidity

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

As at March 31, 2016, the Company had a cash balance of $747,000 and a working capital deficit of approximately $312,000, which was mainly due to a director loan of $1,000,000 – due in May 2016 – that was classified as a current liability. The maturity date for this loan was extended to November 2016 after the reporting period. At March 31, 2016, the Company had sufficient cash and cash equivalents to settle all its current obligations in due course of business, other than the director’s loan. The Company plans its cash spending based on availability of funds.

During the year ended March 31, 2016, the Company received $3,000,000 in cash from Thompson Creek Metals Company Inc. under the IKE Option Agreement and $500,000 from a director of the Company as a loan. Additionally, after the reporting period and before the date of this MD&A, the Company received approximately $2,500,000 from Thompson Creek Metals Company Inc. as additional funding for the IKE Project.

Further advancement and development of the Company's mineral property interests will require additional funding from a combination of the Company's shareholders, the existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding.

The Company do not have any material capital lease obligations, purchase obligations or any other long-term obligations.

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

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2011	4.00/lb	15.41/lb	1,572/oz	35.12/oz
2012	3.61/lb	12.81/lb	1,670/oz	31.17/oz
2013	3.34/lb	10.40/lb	1,397/oz	23.82/oz
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016 (to July 22, 2016)	2.129/lb	5.61/lb	1.236/oz	16.36/oz

E.	OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2016:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term Debt Obligations (gross amount)	$ 500,000	$ –	$ 500,000	$ –	$ –
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities Reflected on the Company's Balance Sheet under IFRS	–	–	–	–	–
Total	$ 500,000	$ –	$ 500,000	$ –	$ –

The Company has no long-term debt obligations, no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
Rene G. Carrier	1944	Director	May 2008
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Jeffrey R. Mason	1957	Director	September 1995
Ronald W. Thiessen	1952	Chief Executive Officer and Director	September 1995
Diane Nicolson	1965	President	January 2008
Luqman Khan	1971	Chief Financial Officer	April 2016
Trevor Thomas	1967	Secretary	February 2008

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

Barry Coughlan – Director

Mr. Coughlan is a self-employed businessman and financier, and senior executive with extensive international experience in capital markets who has been involved in the financing of publicly traded companies for over 30 years. During this period Mr. Coughlan has been involved in the financing of over 30 private companies and then subsequently listing on both international and North American financial markets. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Heatherdale Resources Ltd.	Chairman and Director	November 2009	Present
Northcliff Resources Ltd.	Director	May 2012	Present
	Director	June 2011	February 2012
Northern Dynasty Minerals Ltd.	Director	June 1996	February 2016
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Taseko Mines Limited	Director	October 1992	July 2014

Robert Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 40 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the BC Mining Museum and a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Curis Resources Ltd.	Director	November 2010	November 2012
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	Chairman	December 2011	November 2012

Company	Positions Held	From	To
Rathdowney Resources Ltd.	Director & Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Chief Executive Officer	September 2000	Present
	President	September 2000	November 2014
Detour Gold Corporation	Director	July 2006	May 2012
Great Basin Gold Ltd.	Director	October 1993	June 2013

Company	Positions Held	From	To
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

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

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	VP Corporate Development	January 2008	September 2011
	Executive VP Corporate Development	September 2011	September 2012
	Executive Vice President	September 2012	November 2014
	President	November 2014	Present

Luqman Khan – Chief Financial Officer

Luqman Khan is Chartered Professional Accountant (CPA CGA), with more than 20 years of professional experience in accountancy, finance and business management. For the past decade, he has served in various controllership positions with publicly traded companies associated with Hunter Dickinson Inc., including Amarc.

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Curis Resources Ltd.	Secretary	June 2013	November 2014

Company	Positions Held	From	To
Heatherdale Resources Ltd.	Secretary	June 2013	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012
Taseko Mines Limited	Secretary	July 2008	Present

B.	COMPENSATION

During the Company's financial year ended March 31, 2016, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $427,527.

Ronald W. Thiessen, Chief Executive Officer, Paul Mann, Chief Financial Officer, and Diane Nicolson, President are each a Named Executive Officer ("NEO") of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2016 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share- based award s ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Ronald Thiessen Chief Executive Officer (1)	2016	$49,905	Nil	Nil	Nil	Nil	Nil	Nil	$49,905
	2015	$66,530	Nil	Nil	Nil	Nil	Nil	Nil	$66,530
	2014	$16,135	Nil	Nil	Nil	Nil	Nil	Nil	$16,135
Diane Nicolson President	2016	$179,809	Nil	Nil	Nil	Nil	Nil	Nil	$179,809
	2015	$192,333	Nil	Nil	Nil	Nil	Nil	Nil	$192,333
	2014	$179,246	Nil	Nil	Nil	Nil	Nil	Nil	$179,246
Paul Mann Former Chief Financial Officer (1) (2)	2016	$26,362	Nil	Nil	Nil	Nil	Nil	Nil	$26,362
	2015	$45,858	Nil	Nil	Nil	Nil	Nil	Nil	$45,858
	2014	$51,126	Nil	Nil	Nil	Nil	Nil	Nil	$51,126

Notes:

(1)

During the fiscal year ended March 31, 2016, Mr. Thiessen and Mr. Mann did not serve the Company on substantially a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

(2)	Mr. Mann was replaced as CFO in April 2016 by Mr. Khan.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2016 is as set out below:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier	$ 12,428	Nil	Nil	Nil	Nil	Nil	$ 12,428
Barry Coughlan	$ 9,324	Nil	Nil	Nil	Nil	Nil	$ 9,324
Scott Cousens (1)	$12,390	Nil	Nil	Nil	Nil	Nil	$12,390
Robert Dickinson (1)	$124,904	Nil	Nil	Nil	Nil	Nil	$124,904
Jeffrey Mason	$ 12,405	Nil	Nil	Nil	Nil	Nil	$ 12,405

Notes:

(1)

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of estimated time spent in respect of the Company's business.

C.	BOARD PRACTICES

All of the Company's directors were elected at the annual general meeting of shareholders held on September 17, 2015. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the "Board").

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

Composition of the Audit Committee

As of the date of this document, the members of the audit committee were Rene Carrier, Barry Coughlan and Jeffrey Mason. All members are financially literate and all are independent.

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

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (including the British Columbia and Alberta Securities Commissions which have jurisdiction over the Company, the "CSA"), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the current year, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

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

At March 31, 2016, Amarc did not have any direct employees. Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E.	SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2016, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 22,802,370 common shares (16.12%), or 30,577,325 (21.62%) on a diluted basis.

As at March 31, 2016, the Company's directors and senior management beneficially own the following number of the Company's common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1) (2)	As a % of the outstanding common shares
Rene G. Carrier (4)	275,000 common shares 249,900 share purchase options	0.19%
Barry Coughlan (4)	86,000 common shares 249,900 share purchase options	0.06%
Scott D. Cousens	148,300 common shares 249,900 share purchase options	0.10%

Name of Insider	Securities Beneficially Owned or Controlled (1) (2)	As a % of the outstanding common shares
Robert A. Dickinson (3)	15,992,178 common shares 249,900 share purchase options 5,555,555 share purchase warrants	11.31%
Ronald W. Thiessen	2,609,392 common shares 249,900 share purchase options	1.85%
Jeffrey R. Mason (4)	2,878,500 common shares 249,900 share purchase options	2.04%
Paul S. Mann	75,000 common shares 180,000 share purchase options	0.05%
Diane Nicolson	608,000 common shares 360,000 share purchase options	0.43%
Trevor Thomas	130,000 common shares 180,000 share purchase options	0.09%
Total	22,802,370 common shares 2,219,400 share purchase options 5,555,555 share purchase warrants	16.12%

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

Share Option Plan

At June 20, 2016, there were 3,051,300 options outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 11,091,106 common shares remained available for issuance pursuant to the Plan, described below.

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

Shareholder	Securities Beneficially	As a % of the outstanding
Owned or	Controlled	common shares
Sun Valley Gold Master Fund Ltd	14,615,384	10.33%
Robert A. Dickinson	15,992,178	11.31%

For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of the date of this document, Amarc had authorized unlimited common shares without par value, of which 141,424,061 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this document, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

	Number of registered		Percentage of total
Location	shareholders of record	Number of shares	shares
Canada	32	126,930,293	89.75%
United States	7	12,955,306	9.16%
Other	1	1,538,462	1.09%
TOTALS	40	141,424,061	100.00%

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

Hunter Dickinson Services Inc. ("HDSI")

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

The Company has 3 directors in common with HDSI, namely: Scott Cousens, Robert Dickinson, and Ronald Thiessen. Also, the Company’s president, chief financial officer, and corporate secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients. The Company is also able to eliminate many of its fixed costs, including rent, technology, and other infrastructure which would otherwise be incurred for maintaining its corporate offices.

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance. These time charges consist substantially of salaries, office rent, utilities, office supplies and administration, warehouse space, and insurance.

Third party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The disclosure for the transactions with HDSI has been included in note 10 of the accompanying financial statements of the Company.

Director’s Loan

In November 2014, the Company announced that it has entered into a $1 million unsecured Loan Agreement (the "Loan"), with a non-arm's length director and officer of the Company (the "Lender") at an interest rate of prime plus 2% per annum and with a maturity date of November 2015. In connection with the Loan, Amarc issued to the Lender a loan bonus of 2,500,000 previously unissued common shares in its capital with a fair value of $187,500. The Company and the Lender have agreed to two extension terms for the Loan to May 2016 for 7% fixed interest rate and to November 2016 for 9% fixed interest rate, respectively.

In September 2015, the Company announced that it has entered into an additional $500,000 unsecured Loan Agreement with the Lender at a rate of 7% per annum and with a maturity date of September 2017. Amarc issued a loan bonus in the form of 5,555,555 warrants, each entitling the holder to acquire one common share of Amarc for 2 years at a price of $0.09 per share.

Refer to note 8 of the accompanying financial statements of Amarc for additional monetary disclosure about the Loans.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2016, 2015 and 2014. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

There have been no significant changes to Amarc’s affairs as disclosed in the accompanying financial statements, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Trading Markets

Amarc's common shares have been listed in Canada on the TSX Venture (and its predecessors) since August 1995, under the symbol AHR.

The Company's common shares have been traded in the U.S. on OTCBB since June 2004, under the symbol AXREF.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture and on the OTCBB.

	TSX Venture Exchange		OTCBB
Fiscal Year Ended	High	Low	High	Low
March 31,	(Cdn$)	(Cdn$)	(US$)	(US$)
2016	0.17	0.04	0.14	0.02
2015	0.18	0.06	0.13	0.05
2014	0.12	0.04	0.08	0.02

	TSX Venture Exchange		OTCBB
Fiscal Year Ended	High	Low	High	Low
March 31,	(Cdn$)	(Cdn$)	(US$)	(US$)
2013	0.44	0.07	0.43	0.07
2012	0.56	0.29	0.55	0.28

	TSX Venture Exchange		OTCBB
Fiscal Quarter	High	Low	High	Low
	(Cdn$)	(Cdn$)	(US$)	(US$)
Q4 2016	0.08	0.04	0.06	0.02
Q3 2016	0.11	0.05	0.08	0.03
Q2 2016	0.11	0.07	0.08	0.06
Q1 2016	0.17	0.09	0.14	0.07
Q4 2015	0.18	0.07	0.13	0.06
Q3 2015	0.13	0.07	0.11	0.06
Q2 2015	0.13	0.06	0.10	0.05
Q1 2015	0.07	0.06	0.07	0.05
Q4 2014	0.12	0.04	0.08	0.03
Q3 2014	0.05	0.04	0.05	0.02
Q2 2014	0.07	0.05	0.06	0.04
Q1 2014	0.07	0.05	0.07	0.04

	TSX Venture Exchange		OTCBB
Month	High	Low	High	Low
	(Cdn$)	(Cdn$)	(US$)	(US$)
July 2016 (to July 19,
2016)	0.10	0.08	0.06	0.07
June 2016	0.08	0.06	0.05	0.06
May 2016	0.08	0.06	0.06	0.04
April 2016	0.08	0.06	0.06	0.05
March 2016	0.08	0.06	0.06	0.04
February 2016	0.07	0.05	0.05	0.02
January 2016	0.07	0.04	0.03	0.02

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Amarc's only material contract as of the date of this Annual Report is:

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

Where a WTO investor is involved, and if the Canadian business is being acquired directly and is not engaged in cultural activities, an investment will be reviewable only if the Canadian operating business being acquired has assets with a book value in excess of a prescribed monetary threshold which is typically set in January of each year; for 2016 this threshold was $375 million. Such amendments are expected to both increase the threshold, and to change it from an ‘assets’ test to an ‘enterprise value’ test. Once the amendments come into force the initial threshold will be an enterprise value of CAD$600 million, increasing two years later to CAD$800 million, and after a further two years to CAD$1 billion. The new threshold will come into force on a date to be determined by regulation once the definition of enterprise value has been finalised.)

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

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended March 31, 2016, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax adviser regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended March 31, 2016, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax adviser regarding the PFIC status of the Company and any subsidiary of the Company.

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

Amarc's liabilities consist of routine accounts payable, balance due to a related party, and a short-term and long term loan payable to a director of the Company. The loans bear fixed interest rate of 7% and 9% Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to note 9 of the accompanying audited annual financial statements for the year ended March 31, 2016.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2016.

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

Services:		Year ended March 31, 2016	Year ended March 31, 2015
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$18,000 (estimated)	$18,000
Audit-related Fees	Includes services that are traditionally performed by the auditor.
     These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on
     proposed transactions, internal control reviews and audit or
	attest services not required by legislation or regulation.	Nil	Nil
Tax Fees	Includes fees for all tax services other than those included in
     "Audit Fees" and "Audit-related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax
     planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and
	requests for rulings or technical advice from tax authorities.	Nil	Nil
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$18,000	$18,000

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the years presented in the above table.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2016, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18	FINANCIAL STATEMENTS

The following are incorporated herein:

•	Report of the Company's independent registered public accountants, De Visser Gray LLP, dated July 22, 2016;
•	Statements of financial position as at March 31, 2016 and March 31, 2015;
•	Statements of loss for the years ended March 31, 2016, March 31, 2015, and March 31, 2014;
•	Statements of other comprehensive loss (income) for the years ended March 31, 2016, March 31, 2015, and March 31, 2014;
•	Statements of cash flows for the years ended March 31, 2016, March 31, 2015, and March 31, 2014;
•	Statements of changes in equity for the years ended March 31, 2016, March 31, 2015, and March 31, 2014; and
•	Notes to annual financial statements.

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2016, 2015 and 2014

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2016 and 2015 and the statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended March 31, 2016, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2016 and 2015 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
July 22, 2016

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

		March 31,	March 31,
	Note	2016	2015

ASSETS

Current assets
Cash and cash equivalents	3	$747,408	$489,150
Amounts receivable and other assets	5	117,406	971,890
Marketable securities		26,404	59,841
		891,218	1,520,881

Non-current assets
Restricted cash	4	205,028	234,198
		205,028	234,198

Total assets		$1,096,246	$1,755,079

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$22,357	$66,299
Balance due to a related party	10	180,476	212,642
Director's loan	8	1,000,000	1,000,000
		1,202,833	1,278,941

Non-current liabilities
Director's loan	8	234,849	–
		234,849	–

Total liabilities		1,437,682	1,278,941

Shareholders' (deficiency) equity
Share capital	9(a)	58,967,910	58,955,410
Reserves		5,357,405	5,068,700
Accumulated deficit		(64,666,751)	(63,547,972)
		(341,436)	476,138

Total liabilities and shareholders' (deficiency) equity		$1,096,246	$1,755,079

Nature of operations and going concern (note 1)
Events after the reporting period (notes 1, 6, and 8)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

		Year ended March 31,
		2016	2015	2014
	Note		(note 2(b))	(note 2(b))

Expenses	10 & 12
Exploration and evaluation	6	$2,808,395	$4,158,436	$1,217,213
Assays and analysis		119,460	131,856	52,950
Drilling		746,312	726,685	–
Equipment rental		18,806	31,357	8,771
Geological		440,156	921,192	374,551
Helicopter		773,841	947,480	65,285
Property costs and assessments		153,692	554,398	521,048
Site activities		202,373	190,708	95,731
Socioeconomic		328,716	504,608	74,956
Travel and accommodation		25,039	150,152	23,921

Administration		1,288,920	1,477,731	1,306,126
Legal, accounting and audit		83,745	61,450	44,626
Office and administration	12(b)	1,112,622	1,293,768	1,104,938
Shareholder communication		50,355	67,388	102,129
Travel and accommodation		10,229	22,772	23,142
Trust and regulatory		31,969	32,353	31,291

Cost recoveries		(3,102,061)	(880,501)	(122,612)
Pursuant to IKE Option Agreement	6(a)	(3,067,403)	–	–
Mineral exploration tax credits		(34,658)	(880,501)	(122,612)

Share-based payments		–	–	103,004

		995,254	4,755,666	2,503,731
Other items
Finance income		(10,341)	(38,189)	(68,759)
Finance expenses – director's loans	8	139,606	203,802	–
Finance expenses – other	6(c)	–	–	23,136
Foreign exchange loss		2,183	809	1,937
Derecognition of liabilities of joint venture	6(c)	–	–	(284,717)
Gain on disposition of marketable securities	2(e)(i)	(7,923)	(38,064)	(68,750)
Impairment of marketable securities	2(e)(i)	–	–	48,225
Mineral property interests written off		–	–	2
Loss for the year		$1,118,779	$4,884,024	$2,154,805

Basic and diluted loss per common share		$0.01	$0.04	$0.02

Weighted average number of common shares outstanding		141,406,301	139,357,212	138,644,883

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Comprehensive Loss (income)
(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2016	2015	2014

Loss for the year		$1,118,779	$4,884,024	$2,154,805

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	2(e)(i)	25,415	(3,954)	(25,012)
Reallocation of the fair value of marketable securities upon disposition	2(e)(i)	8,023	38,517	9,875
Impairment of marketable securities	2(e)(i)	–	–	(48,225)

Total other comprehensive loss (income) for the year		33,438	34,563	(63,362)

Comprehensive loss for the year		$1,152,217	$4,918,587	$2,091,443

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves

				Share-based	Investment	Share
		Number		payments	revaluation	warrants
	Note	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2013		138,624,061	$58,756,410	$2,099,636	$26,041	$2,811,220	$(56,509,143)	$7,184,164
Share-based payments	9(c)	–	–	103,004	–	–	–	103,004
Common shares issued – property payment	8	100,000	5,000	–	–	–	–	5,000
Total other comprehensive income		–	–	–	63,362	–	–	63,362
Loss for the year		–	–	–	–	–	(2,154,805)	(2,154,805)
Balance at March 31, 2014		138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725

Common shares issued – loan bonus	8	2,500,000	187,500	–	–	–	–	187,500
Common shares issued – property payment	9(b)	100,000	6,500	–	–	–	–	6,500
Total other comprehensive income		–	–	–	(34,563)	–	–	(34,563)
Loss for the year		–	–	–	–	–	(4,884,024)	(4,884,024)
Balance at March 31, 2015		141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138

Common shares issued – property payment	9(b)	100,000	12,500	–	–	–	–	12,500
Issuance of share purchase warrants	8	–	–	–	–	322,143	–	322,143
Total other comprehensive loss		–	–	–	(33,438)	–	–	(33,438)
Loss for the year		–	–	–	–	–	(1,118,779)	(1,118,779)
Balance at March 31, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	$(341,436)

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2016	2015	2014

Operating activities
Loss for the year		$(1,118,779)	$(4,884,024)	$(2,154,805)
Adjustments for:
Finance income		(10,341)	(38,189)	(68,759)
Finance expenses – director's loans	8	139,606	203,802	23,136
Common shares issued, included in exploration expenses	9(b)	12,500	6,500	5,000
Gain on disposition of marketable securities		(7,923)	(38,064)	(68,750)
Share-based payments		–	–	103,004
Derecognition of liabilities of joint venture	6(c)	–	–	(284,717)
Impairment of marketable securities		–	–	48,225
Mineral property interests written off		–	–	2

Changes in working capital items
Amounts receivable and other assets		854,483	(767,442)	1,222,357
Restricted cash		29,170	(1,532)	34,136
Accounts payable and accrued liabilities		(43,942)	30,898	2,492
Balances due to related parties		(32,166)	142,703	(52,235)
Net cash used in operating activities		(177,392)	(5,345,348)	(1,190,914)

Investing activities
Interest received		10,341	38,189	68,759
Proceeds from disposition of AFS financial assets, net		7,923	39,839	68,750
Net cash provided by investing activities		18,264	78,028	137,509

Financing activities
Net proceeds from director's loans	8	500,000	1,000,000	–
Payments on debenture of a joint venture	6(c)	–	–	(43,136)
Interest paid on director's loans	8	(82,614)	(16,302)	–
Net cash provided by (used in) financing activities		417,386	983,698	(43,136)

Net increase (decrease) in cash and cash equivalents		258,258	(4,283,622)	(1,096,541)
Cash and cash equivalents, beginning of the year		489,150	4,772,772	5,869,313
Cash and cash equivalents, end of the year	3	$747,408	$489,150	$4,772,772

Supplementary cash flow information:		–	–	–
Other non-cash investing and financing activities:
Issuance of the Company's equity instruments as loan bonus	8	$322,143	$187,500	$–

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
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

These financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2016, the Company had cash and cash equivalents of $747,408, a working capital deficit, and a shareholders’ deficiency.

During the year ended March 31, 2016, the Company received $3,000,000 from Thompson Creek Metals Company Inc. (“Thompson Creek”) under the IKE Option Agreement (note 6(a)) and $500,000 from a director of the Company as a loan (note 8). Additionally, after the reporting period and before these Financial Statements were authorized for issuance, the Company received approximately $2,500,000 from Thompson Creek under the option agreement.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting year ended March 31, 2016.

The Board of Directors of the Company authorized these Financial Statements on July 22, 2016 for issuance.

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

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates. The following estimates and judgements have been used in these Financial Statements:

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Marketable securities are classified as AFS financial assets.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

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

As at March 31, 2016, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2016.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2016.

(m)	Operating segments

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All assets are held in Canada.

(n)	Government assistance

When the Company is entitled to receive METC and other government grants, this government assistance is recognized as a cost recovery when there is reasonable assurance of recovery.

(o)	Accounting standards, interpretations and amendments to existing standards

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2016:

•	Amendments to IAS 1, Presentation of Financial Statements

•	Amendments to IAS 16, Property, Plant and Equipment

•	Amendments to IAS 27, Separate Financial Statements

•	Amendments to IAS 28, Investments in Associates

•	Amendments to IAS 38, Intangible Assets

•	Amendments to IFRS 10, Consolidated Financial Statements

•	Amendments to IFRS 11, Joint Arrangements

•	Annual improvements to IFRS 2012 – 2014 Cycle ("AIP 2012-2014")

Effective for annual periods beginning on or after January 1, 2018:

•	IFRS 9, Financial Instruments

•	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods beginning on or after January 1, 2019:

•	IFRS 16, Leases

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
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

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2016	2015
Current
Value added taxes refundable	$15,991	$30,426
Prepaid insurance	–	61,464
British Columbia Mineral Exploration Tax Credits (BC-METC)	–	880,000
Other receivable (note 6(a))	101,415	–
Total current	$117,406	$971,890

6.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

(a)	Fiscal Year Ending March 31, 2016

During the year ended March 31, 2016, the Company’s mineral exploration and evaluation activities were primarily focused on its IKE Project located approximately 45 kilometres northwest of BC’s historical mining communities of Gold Bridge and Bralorne and is comprised of the IKE and the Granite, Juno and Galore District Properties (collectively the “IKE Project”). At March 31, 2016, subject to certain third party royalty interests, the Company had a 100% interest in the IKE (which was acquired under an option agreement (note 6(b)), Granite and Juno properties, and had the right to acquire a 70% interest in the Galore property; by way of a new agreement negotiated after the reporting period, the Company can acquire a 100% interest in the Galore property.

Cost recoveries

In September 2015 the Company announced that it has entered into an agreement (the "IKE Option Agreement") with Thompson Creek Metals Company Inc. (“Thompson Creek”) pursuant to which Thompson Creek may acquire, through a staged investment process within five years, a 30% ownership interest (“Stage 1 Option”) in mineral claims and crown grants covering the IKE copper- molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the IKE Option Agreement, Thompson Creek also has an option to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Under the terms of the IKE Option Agreement, Thompson Creek can earn an initial 30% interest in the Project under a Stage 1 Option by funding, via the Company in its capacity as project operator, $15 million of expenditures before December 31, 2019 ($3.0 million received). In addition to the funds received from Thompson Creek during the year, the Company incurred an additional $101,415 in exploration expenditures under the IKE Option Agreement that were funded by Thompson Creek after the reporting period; these additional expenditure were recorded in other receivable (note 5).

For each $5 million (the first $5 million of funding completed after the reporting period) of project expenditures funded, Thompson Creek will incrementally earn a 10% ownership interest. Stage 1 Option expenditures can be accelerated by Thompson Creek at its discretion. Amarc will remain as operator during the Stage 1 earn-in period.

(b)	Fiscal Year Ending March 31, 2015

During the year ended March 31, 2015, the Company incurred sufficient mineral exploration and evaluation expenses to satisfy the minimum total expenditure requirement under a mineral property option agreement for the IKE property signed between the Company and Oxford Resources Inc. (“Oxford”) in December 2013, when Oxford’s interest in the IKE property was represented by an underlying option agreement between Oxford and two private third parties. In July 2014, Oxford assigned its rights in the underlying option agreement to Amarc for a cash consideration of $40,000.

In June 2015, the Company satisfied all other earn-in conditions of the underlying options agreement, including issuance of common shares (note 9(b)) to the underlying optioners.

(c)	Fiscal Year Ending March 31, 2014

During the year ended March 31, 2014, the Company recognized a gain of $284,717 upon termination of Galaxie joint venture, as the Company was released from all of its obligations under the terminated joint venture agreement. During the year ended March 31, 2014 and before the termination of the joint venture, the Company paid $ $43,136 for its proportionate share of payments due on the joint venture’s debenture.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2016	2015
Accounts payable	$20,497	$11,115
Accrued liabilities	1,860	55,184
Total	$22,357	$66,299

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

8.	DIRECTOR’S LOANS

Summary
Balance, April 1, 2014 and 2013	$–
Loan advanced(i)	1,000,000
Balance, March 31, 2015	1,000,000
Net amount advanced during the year(ii)	500,000
Deferred financing cost(ii)	(322,143)
Amortisation of deferred financing cost during the year	56,992
Balance, March 31, 2016	$1,234,849

Unsecured loans payable to a director	March 31,	March 31,
	2016	2015
Director’s Loan – current(i)	$1,000,000	$1,000,000
Director’s Loan – non-current(ii)	234,849	–
Total loans payable to director	$1,234,849	$1,000,000

(i)

This loan, when originally advanced in November 2014, was subject to interest at a rate of prime plus 2% per annum and had a due date of November 2015, which was extended for two additional terms of six months each, first to May 2016 for a 7% per annum fixed interest rate and then to November 2016 for a 9% per annum fixed interest rate for the additional terms. Pursuant to this loan, during the year ended March 31, 2015, the Company issued 2,500,000 of its common shares to the lender with the fair value of $187,500, determined with reference to the quoted market price of the shares on the date of issuance.

(ii)

This loan bears interest at 7% per annum and matures in September 2017. Pursuant to this loan, during the year ended March 31, 2016, the Company issued 5,555,555 share purchase warrants to the lender with the fair value of $322,143, determined using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.51%; expected volatility of 130%; expected life of 2 year; share price of Cdn$0.09 and dividend yield of nil.

Finance expenses – director’s loan	Year ended March 31,
	2016	2015	2014
Interest	$82,614	$16,302	$–
Amortization of deferred finance cost	56,992	187,500	–
Total	$139,606	$203,802	$–

9.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. All issued common shares are fully paid. No preferred shares have been issued.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Issuance of common shares

Pursuant to a mineral property agreement in respect of the IKE property (note 6), the Company issued 100,000 common shares with an estimated fair value of $12,500 during the year ended March 31, 2016 (year ended March 31, 2015 – 100,000 common shares issued with an estimated fair value of $6,500; year ended March 31, 2015 – 100,000 common shares issued with an estimated fair value of $5,000).

During the year ended March 31, 2015, the Company issued 2,500,000 of its common shares as a loan bonus (note 8).

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

The following table summarizes the changes in the Company's share purchase options:

Share purchase options (exercise price – $0.32)	Year ended March 31,
	2016	2015	2014
Outstanding – beginning of year	3,051,300	5,155,900	5,438,600
Forfeited	–	(32,100)	(282,700)
Expired	–	(2,072,500)	–
Outstanding – end of year	3,051,300	3,051,300	5,155,900
Exercisable – end of year	3,051,300	3,051,300	5,155,900

Awards typically vest in several tranches ranging from 6 months to 18 months.

As at March 31, 2016, the outstanding options had remaining contractual life of 0.5 years (March 31, 2015 – 1.5 years).

(d)	Share Purchase Warrants

At March 31, 2016, there were 5,555,555 outstanding share purchase warrants of the Company; these warrants were issued as a loan bonus (note 8) and are exercisable at a price of $0.09 per warrant on or before September 24, 2017. No share purchase warrants were issued during the year ended March 31, 2015 and March 31, 2014.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

10.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all directors of the Company.

Transactions with key management personnel were as follows:

	Year ended March 31,
	2016	2015	2014
Directors fees paid directly by the Company	$35,000	$57,000	$65,000
Directors fees paid to HDSI	187,000	212,000	315,000
Share-based payments	–	–	51,000
Total	$222,000	$269,000	$431,000

The Company has received loans from a director of the Company (note 8).

(b)	Balances and transactions with related entities

Pursuant to a management agreement between the Company and HDSI, the Company receives technical, geological, corporate communications, regulatory compliance, and administrative and management services from HDSI. HDSI also incurs third party costs on behalf of the Company.

	March 31,	March 31,
	2016	2015
Balance due to HDSI	$180,476	$212,642

The following is a summary of transactions with related entities that occurred during the reporting period:

	Year ended March 31,
Transactions with related entities	2016	2015	2015
Services received from HDSI
HDSI employee time charges, based on annually set rates	$1,389,000	$2,099,000	$1,151,000
Directors fees	187,000	212,000	315,000
Information technology services and maintenance fees	111,000	153,000	140,000
Total,	$1,687,000	$2,464,000	$1,606,000

Reimbursement of third party expenses to HDSI	$73,000	$76,000	$62,000

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

11.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2016, the Company had unused non-capital loss carry forwards of approximately $14.4 million (March 31, 2015 – $13.3 million; March 31, 2014 – $11.1 million) in Canada.

As at March 31, 2016, the Company had resource tax pools of approximately $24.6 million (March 31, 2015 – $24.5 million; March 31, 2014 – $21.8 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

Reconciliation of effective tax rate	March 31,	March 31,	March 31,
	2016	2015	2014
Loss for the year	$(1,118,779)	$(4,884,024)	$(2,154,805)
Total income tax expense	–	–	–
Loss excluding income tax	$(1,118,779)	$(4,884,024)	$(2,154,805)

Income tax recovery using the Company's tax rate	(291,000)	(1,261,000)	(560,000)
Non–deductible expenses and other	3,000	(207,000)	291,000
Change in deferred tax rates	–	–	(330,000)
Temporary difference booked to reserve	(4,000)	(2,000)	2,000
Deferred income tax assets not recognized	292,000	1,470,000	597,000
	$–	$–	$–

The Company's statutory tax rate was 26% (2015 – 26%; 2014 – 26%) and its effective tax rate is nil (2015 – nil; 2014 – nil).

As at March 31, 2016, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

	Tax losses	Tax losses	Resource
Expiry	(capital)	(non-capital)	pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	–	–	370,000
After five years	–	14,405,000	–	1,011,000
No expiry date	1,388,000	–	24,578,000	80,000
Total	$1,388,000	$14,405,000	$24,578,000	$1,461,000

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

12.	SUPPLEMENTARY INFORMATION TO STATEMENT OF LOSS

(a)	Employee salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Year ended March 31,
	2016	2015	2014
Exploration and evaluation expenses	$748,000	$1,296,000	$731,000
General and administration expenses	882,000	1,066,000	884,000
Total	$1,630,000	$2,372,000	$1,615,000

(b)	Office and administration expenses

Office and administration expenses include the following:

	Year ended March 31,
	2016	2015	2014
Salaries and benefits	$845,695	$1,019,118	$833,735
Insurance	146,802	105,463	98,668
Data processing and retention	111,743	155,634	141,580
Other office expenses	8,382	13,553	30,955
Total	$1,112,622	$1,293,768	$1,104,938

13.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

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

There were no changes to the Company's approach to capital management during the year ended March 31, 2016.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The Company's marketable securities are carried at fair value, based on quoted prices in active markets.

As at March 31, 2016 and 2015, the carrying values of the Company's financial assets and financial liabilities approximate their fair values.

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

At March 31, 2016, the Company’s current liabilities, including the current portion of director’s loans, exceed its cash balance. After the reporting period the Company arranged to extend the maturity date of the director’s loan (note 8) classified as a current liability at March 31, 2016. The Company has sufficient cash and cash equivalents to meet its commitments associated with its financial liabilities in the near term, other than the amounts payable to related parties.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned. As at March 31, 2016 and 2015, the Company’s exposure to interest rate risk was nominal.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

The objective of price risk management is to eliminate or limit emerging risk exposures within acceptable parameters, while optimizing return and meeting strategic goals.

As at March 31, 2016 and 2015, the Company’s exposure to price risk was not significant to relation to these Financial Statements.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit

1.1	Articles of Amarc Resources Ltd., as amended (1)

4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004 (2)

4.2	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008 as superseded by the Services Agreement dated July 2, 2010. (2)

4.3	Certificate of Expert

11.1	Code of Ethics (2)

(1)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.

(2)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Luqman Khan

Chief Financial Officer
DATED: June 28, 2016