Form 20-F
period 2017-03-31
AMARC RESOURCES LTD
filed 2017-07-31
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

145,424,061 common shares as of March 31, 2017

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

[   ] Yes     [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ]	Non-accelerated filer [X]
Accelerated filer [ ]	Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

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

Except as noted, the information set forth in this Annual Report is as of July 25, 2017 and all information included in this document should only be considered correct as of such date.

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

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2017	2016	2015	2014	2013
Equipment, net	$–	$–	$–	$–	$1
Total assets	1,112	1,096	1,755	5,306	7,644
Total liabilities	1,521	1,438	1,279	105	460
Working capital surplus (deficit)	419	(312)	242	4,840	5,633
Share capital	59,560	58,968	58,955	58,761	58,756
Reserves	5,741	5,357	5,069	5,103	4,937
Accumulated deficit	(65,709)	(64,667)	(63,548)	(58,664)	(56,509)
Net assets (liabilities)	(409)	(341)	476	5,201	7,184
Shareholders' equity (deficiency)	(409)	(341)	476	5,201	7,184

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2017	2016	2015	2014	2013
Interest and other income	$(8)	$(10)	$(38)	$(69)	$(129)
General and administrative expenses	733	1,289	1,478	1,306	1,823
Exploration expenditures, net of METC	2,926	2,773	3,278	1,095	8,422
Contributions pursuant to IKE Option Agreement	(2,933)	(3,067)	–	–	–
Share-based payments	–	–	–	103	434
Other	325	134	166	(280)	6
Gain on sale of mineral property	–	–	–	–	–
Flow-through shares premium	–	–	–	–	(130)
Net loss for the year	1,043	1,119	4,884	2,155	10,426
Other comprehensive loss (income)	(8)	33	35	(63)	55
Total comprehensive loss	$1,035	$1,152	$4,919	$2,092	$10,481

Basic and diluted net loss per share	$0.01	$0.01	$0.04	$0.02	$0.08
Weighted average number of common shares outstanding	141,435,020	141,406,301	139,357,212	138,644,883	138,602,746

Pursuant to SEC Release No. 33-8879 "Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards without Reconciliation to U.S. GAAP", the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Currency and Exchange Rates

As of the date of this Annual Report, the average rate of exchange of the Canadian Dollar was US$1.00 = Canadian $1.25. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31
	(Canadian Dollar per U.S. Dollar)
	2017	2016	2015	2014	2013
End of period	$1.3322	$1.2971	$1.2683	$1.1053	$1.0156
Average for the period	$1.3126	$1.3114	$1.1387	$1.0533	$1.0013
High for the period	$1.3582	$1.4589	$1.2803	$1.1251	$1.0418
Low for the period	$1.2544	$1.1951	$1.0634	$1.0023	$0.9710

Monthly High and Low Indicative Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2017 (to the date of this Annual Report)	$1.3000	$1.2545
June 2017	$1.3514	$1.2982
May 2017	$1.3745	$1.3454
April 2017	$1.3667	$1.3265
March 2017	$1.3505	$1.3279

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Mineral Properties and Exploration Activities and Plans

1.2        OVERVIEW

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of British Columbia (“BC”) porphyry copper mines. By combining strong projects and financing with successful management, Amarc has created a solid platform to commence the value creation life cycle of a mining exploration company.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts, located in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the discovery of important scale, porphyry copper-gold and copper-molybdenum deposits.

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge. Over the last three years, Amarc has made a significant new porphyry copper-molybdenum-silver discovery. It completed over 12,000 metres of drilling in 21 wide-spaced core holes in the IKE deposit that indicate the potential for extensive resource volumes which remain open to expansion in all lateral directions and to depth. Extensive regional surveys have also identified numerous porphyry copper (±molybdenum±silver±gold) mineralized systems and deposit targets; all within 10 kilometres of IKE. Amarc believes the IKE Project has the potential to possess the grades and tonnages to develop into an important mining camp. Amarc has received all required permits from the provincial government and has mobilized crews to the field for its 2017 drilling season.

Amarc has partnered with Hudbay Minerals Inc. (“Hudbay”) to efficiently advance the IKE Project. Under the terms of the agreement Hudbay can earn an initial 50% interest in the IKE Project by spending $40 million of expenditures before December 31, 2020. Amarc is the current operator.

Amarc’s DUKE deposit and an adjacent 190 km2 porphyry copper district is located 80 km northeast of Smithers, BC and 30 kilometres north of former mines (Bell and Granisle) operated by Noranda Mines. The DUKE Project area is logging road accessible from Smithers or Fort St. James.

Historically, DUKE has been explored with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes. Many of the holes drilled intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization which remains open both laterally and to depth. The surrounding district hosts multiple, second-order porphyry copper deposit targets. Plans are to drill the DUKE deposit target in fall 2017.

Amarc’s 72 km2 JOY mineral property is located 310 kilometres north of Mackenzie BC, and 25 kilometres north of the Kemess South Mine site, where AuRico Resources’ recently secured a BC EA Certificate for its Underground Project.

Past operators conducted prospecting-style work on the JOY claims. Some 3,000 soil samples, 800 rock samples and 30 silt samples were collected, but no drilling was done. The surface surveys clearly indicate a number of substantial porphyry copper-gold and epithermal silver-gold deposit targets across the JOY property, which are considered by Amarc to be a northern extension to the prolific Kemess porphyry gold-copper district. Most importantly, historical soil and rock sampling, along with a recent Amarc soil survey, has revealed a regionally significant 7 km2 copper, gold, molybdenum, silver and zinc geochemical anomaly, which potentially reflects a large and shallowly buried porphyry copper-gold deposit.

The Company is planning to complete surface exploration surveys including Induced Polarization (“IP”) and then drill test this exceptional target in the current summer season.

Amarc is committed to working constructively with governments and stakeholders towards the responsible development it’s projects, while contributing to the sustainable development of local communities. Work programs are planned to achieve high levels of environmental performance and local benefits, including providing opportunities for employment, contracting and training for local people. The Company is working hard to support government's consultation duties to assist with timely and fair decision making. Amarc is committed to meaningful and constructive engagement with First Nation communities and favours comprehensive and progressive agreements at the early discovery-stage of project development. The Company believes that the best outcome is always achieved in the atmosphere of openness, constructive discussions, and mutual respect from all interested parties.

The IKE and the Granite, Juno and Galore District Properties (collectively the IKE Project)

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties which make up the IKE Project.

The IKE deposit discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets that remain to be drill tested, have the potential to possess the grades and tonnages necessary to develop into an important new BC mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover these compelling deposit targets, as well as potential infrastructure sites.

IKE Deposit

The IKE deposit is located approximately 33 kilometres northwest of the historical mining communities of Gold Bridge and Bralorne, in couth-central BC. Core drilling of the IKE deposit is located above tree line within large and barren cirques. Although current access to the site is by helicopter, there is good infrastructure in the region. Mainline logging roads leading northwest from Gold Bridge extend to within 13 km of the southern extent of the IKE property. Power, railways and highways are all available in the area of Gold Bridge and the regional towns of Lillooet and Pemberton.

At IKE, limited historical drilling indicated the presence of a mineral system with characteristics that are favorable for the development of a viable porphyry copper-molybdenum-silver deposit. Three key historical drill holes (81-2, 11-1 and 11-2) spaced over 220 metres apart intercepted long intervals of continuous, chalcopyrite and molybdenite mineralization with encouraging grades. These intersections include: 116 metres of 0.44% copper equivalent (CuEQ) comprising 0.29% Cu and 0.043% Mo; 182 metres of 0.41% CuEQ comprising 0.31% Cu, 0.022% Mo and 1.9 g/t Ag; and 64 metres of 0.51% CuEQ, comprising 0.37% Cu, 0.024% Mo and 4.7 g/t Ag. All three of these historical holes ended in mineralization.

Over the last three years, Amarc has made a significant new porphyry copper-molybdenum-silver discovery at IKE. All 21 wide-spaced core holes drilled by Amarc at IKE (2014-9 holes; 2015-9 holes; 2016-3 holes for a total of 12,360 metres) have intersected long intervals of chalcopyrite and molybdenite mineralization, with grades that compare favourably to the range of copper equivalent grades at operating BC porphyry copper mines. Copper, molybdenum and silver mineralization has been intersected over an increasingly broad area measuring 1,200 metres east-west by 1,000 metres north-south, and 875 metres vertically. The drilling indicates the potential for extensive resource volumes which remain open to expansion in all lateral directions and to depth. Notable the drilling completed to date has tested only a portion of the over 6 km2 IKE hydrothermal system. Highlights from the 2014, 2015 and 2016 drill programs include:

•	247 metres of 0.41% CuEQ[1] @ 0.28% Cu, 0.030% Mo and 2.0 g/t Ag
•	123 metres of 0.41% CuEQ @ 0.32% Cu, 0.017% Mo and 2.5 g/t Ag
•	92 metres of 0.40% CuEQ @ 0.31% Cu, 0.020% Mo and 2.1 g/t Ag
•	194 metres of 0.47% CuEQ @ 0.30% Cu, 0.046% Mo and 0.8 g/t Ag
•	308 metres of 0.39% CuEQ @ 0.26% Cu, 0.032% Mo and 1.8 g/t Ag
•	97 metres of 0.45% CuEQ @ 0.32% Cu, 0.030% Mo and 2.2 g/t Ag
•	124 metres of 0.45% CuEQ @ 0.34% Cu, 0.022% Mo and 3.2 g/t Ag
•	214 metres of 0.37% CuEQ @ 0.26% Cu, 0.023% Mo and 2.2 g/t Ag
•	592 metres of 0.44% CuEQ @ 0.30% Cu, 0.032% Mo and 2.1 g/t Ag
•	86 metres of 0.47% CuEQ @ 0.33% Cu, 0.032% Mo and 2.2 g/t Ag
•	111 metres of 0.36% CuEQ @ 0.30% Cu, 0.010% Mo and 2.3 g/t Ag
•	148 metres of 0.53% CuEQ @ 0.39% Cu, 0.030% Mo and 2.9 g/t Ag
•	287 metres of 0.38% CuEQ @ 0.30% Cu, 0.017% Mo and 2.2 g/t Ag

1Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Assay results from all of Amarc's 2014, 2015 and 2016 drill holes are summarized in the table below.. In addition, a drill plan, cross section, maps and further results are presented in the corporate presentation on the Amarc website at http://www.amarcresources.com.

Like many major porphyry deposits, the IKE deposit formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America. The footprint of the hydrothermal system at IKE is over six square kilometres.

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

IKE DISCOVERY TABLE OF 2014, 2015 and 2016 DRILL CORE ASSAY RESULTS4

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int. [1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
IK14001	-45	0	742.2		55.0	213.7	158.7	0.37	0.27	0.020	2.5
					242.0	489.0	247.0	0.41	0.28	0.030	2.0
				incl.	242.0	275.0	33.0	0.43	0.35	0.011	4.1
				incl.	284.6	362.5	77.9	0.43	0.31	0.027	2.0
				incl.	372.9	395.2	22.3	0.43	0.25	0.045	1.7
				incl.	404.1	489.0	84.9	0.48	0.30	0.045	1.7
					528.0	634.6	106.6	0.28	0.23	0.009	1.9
IK14002	-45	100	551.1		57.3	180.1	122.8	0.41	0.32	0.017	2.5
					206.0	494.6	288.6	0.39	0.24	0.038	1.6
				incl.	206.0	440.0	234.0	0.42	0.26	0.040	1.7
				and	206.0	364.0	158.0	0.44	0.26	0.046	1.7
				and	368.5	440.0	71.5	0.40	0.27	0.031	1.7
					521.7	551.1	29.4	0.42	0.15	0.076	0.6
IK14003	-60	180	419.4		10.2	102.0	91.8	0.40	0.31	0.020	2.1
					282.0	365.0	83.0	0.19	0.08	0.029	0.7
IK14004	-50	90	388.6		128.0	189.0	61.0	0.27	0.13	0.036	0.9
IK14005	-60	0	772.7		32.0	80.0	48.0	0.27	0.23	0.007	1.4
					269.4	552.3	282.9	0.43	0.29	0.038	0.7
				incl.	269.4	463.2	193.8	0.47	0.30	0.046	0.8
					602.9	616.1	13.2	0.33	0.29	0.009	0.6
IK14006	-45	90	681.8		9.0	75.0	66.0	0.25	0.21	0.008	1.3
					124.0	574.3	450.3	0.36	0.24	0.028	1.7
				incl.	124.0	432.2	308.2	0.39	0.26	0.032	1.8
				and	124.0	207.8	83.8	0.42	0.31	0.026	2.2
				and	216.4	258.0	41.6	0.42	0.30	0.024	2.8
				and	381.9	432.2	50.4	0.69	0.35	0.088	1.8
				incl.	441.9	490.0	48.1	0.44	0.27	0.044	1.8
					671.0	681.8	10.8	0.33	0.28	0.007	2.0
IK14007	-60	90	688.5		7.9	24.9	17.0	0.30	0.22	0.020	1.1
					139.5	167.0	27.5	0.24	0.06	0.051	0.5
					223.0	274.0	51.0	0.22	0.05	0.048	0.5
					304.0	411.9	107.9	0.23	0.12	0.030	0.7
IK14008	-45	90	788.8		135.4	168.0	32.6	0.30	0.24	0.009	2.0
					233.0	258.5	25.5	0.33	0.23	0.023	1.5
					278.1	567.0	288.9	0.36	0.27	0.022	1.6
				incl.	287.7	384.3	96.6	0.45	0.32	0.030	2.2
				incl.	418.7	462.8	44.0	0.38	0.31	0.015	1.8
				incl.	484.0	564.0	80.0	0.38	0.30	0.018	1.6
					605.0	648.0	43.0	0.25	0.20	0.012	1.0
IK14009	-45	270	376.1		10.5	200.0	189.5	0.23	0.16	0.018	1.1
				incl.	10.5	98.0	87.5	0.28	0.20	0.019	1.4
IK15010	-45	88	615.0		207.0	417.0	210.0	0.40	0.30	0.018	2.9
				incl.	207.0	268.0	61.0	0.40	0.31	0.016	2.9
				incl.	293.0	417.0	124.0	0.45	0.34	0.022	3.2
				and	293.0	358.0	65.0	0.53	0.39	0.028	3.7
				and	378.0	417.0	39.0	0.41	0.32	0.016	2.9

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int. [1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
					444.0	603.0	159.0	0.28	0.22	0.011	2.1
IK15011	-45	88	486.3		20.1	60.0	40.0	0.42	0.31	0.023	2.5
IK15012	-45	88	675.0		213.0	516.0	303.0	0.34	0.25	0.018	2.1
				incl.	213.0	286.0	73.0	0.33	0.28	0.008	2.2
				incl.	301.9	516.0	214.2	0.37	0.26	0.023	2.2
				and	301.9	371.3	69.4	0.45	0.32	0.028	3.0
				and	423.0	516.0	93.0	0.39	0.29	0.022	2.0
					549.5	558.0	8.5	0.47	0.35	0.026	3.0
IK15013	-45	88	693.3		33.0	693.3	660.3	0.41	0.28	0.030	2.0
				incl.	75.0	666.5	591.5	0.44	0.30	0.032	2.1
				and	75.0	99.0	24.0	0.42	0.24	0.044	1.9
				and	129.0	300.5	171.5	0.44	0.32	0.025	2.2
				and	435.5	666.5	231.0	0.56	0.37	0.045	2.7
IK15014	-45	88	480.9		249.7	335.2	85.5	0.47	0.33	0.032	2.2
IK15015	-50	268	423.3		312.3	420.3	108.0	0.41	0.15	0.067	1.5
				incl.	312.3	378.3	66.0	0.51	0.19	0.085	1.9
IK15016	-45	88	483.3		243.0	369.3	126.3	0.27	0.14	0.031	1.5
				incl.	285.0	360.3	75.3	0.29	0.17	0.029	1.7
IK15017	-45	88	441.3		15.0	75.0	60.0	0.29	0.26	0.005	1.6
					201.0	355.7	154.7	0.30	0.17	0.031	1.1
				incl.	240.0	355.7	115.7	0.33	0.18	0.039	1.2
IK15018	-45	88	441.3		138.0	159.0	21.0	0.33	0.25	0.016	1.5
					201.0	312.4	111.4	0.36	0.30	0.010	2.3
				incl.	216.0	288.3	72.3	0.43	0.35	0.013	2.5
				and	216.0	243.3	27.3	0.51	0.42	0.015	2.6
					471.3	730.5	259.2	0.25	0.20	0.010	1.3
				incl.	471.3	540.3	69.0	0.33	0.25	0.017	1.8
				and	651.3	730.5	79.2	0.29	0.23	0.012	1.5
IK16019	-45	85	477.0		201.9	222.0	20.1	0.27	0.16	0.022	1.9
IK16020	-45	85	699.0		123.0	156.0	33.0	0.36	0.27	0.019	1.8
					314.5	462.0	147.5	0.53	0.39	0.030	2.9
					549.0	596.2	47.2	0.51	0.20	0.082	2.5
IK16021	-45	80	747.0		81.0	126.0	45.0	0.26	0.24	0.003	1.2
					174.0	201.0	27.0	0.37	0.25	0.028	2.3
					219.8	288.0	68.3	0.32	0.22	0.019	2.5
					340.3	627.3	287.0	0.38	0.30	0.017	2.2
				incl.	340.3	432.0	91.7	0.43	0.30	0.027	2.7
				incl.	479.1	555.0	75.9	0.48	0.39	0.018	2.3

Notes:
1Widths reported are drill widths, such that the true thicknesses are unknown.
2 All assay intervals represent length weighted averages.
3 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz.
   Metallurgical recoveries and net smelter returns are assumed to be 100%.
4 Some figures may not sum exactly due to rounding.

IKE District Targets

Important-scale porphyry copper (± gold ± molybdenum ± silver) deposit targets proximal to the IKE discovery were indicated by both Amarc’s exploration in 2014 and 2015, and reports from sporadic historical exploration in the region by previous operators. During the 2016 field season, these targets were evaluated by geochemical and geophysical surveys with the goal of establishing and prioritizing porphyry copper deposit targets for drilling. In addition, Amarc completed comprehensive regional geological mapping of the central 130 km2 of the IKE district in order to fully comprehend the overall mineral potential of the region.

The surveys have defined a number of significant porphyry copper deposit targets and, in addition, potential precious metal epithermal deposit targets. These deposit targets are located along, to a few km inboard of, the contact of the northeastern margin of the Coastal Plutonic Complex (“CPC”) with older volcano-sedimentary rocks. In general, porphyry, porphyry-related and epithermal mineralization located closer to the CPC contact tends to be more gold-bearing whereas deposits such as IKE that lie inboard of the CPC contact are copper-molybdenum dominated.

Results from Amarc’s district-wide, geophysical, geochemical and geological surveys are presented in the Company’s corporate presentation on Amarc’s website. Summary descriptions of the main district targets are provided below.

Mad Major

The Mad Major porphyry copper target, located 6 kilometres east of IKE, is associated with an approximately 10 km2 copper-molybdenum-tungsten geochemical anomaly, as compared to a similar style 6 km2 anomaly at IKE. Within this target area, talus fines and rock chip geochemical sampling have collectively defined an anomaly characterized by high concentrations of copper and molybdenum, combined with anomalous concentrations of tungsten and extensive potassic alteration. Like the IKE deposit, copper mineralization is hosted by multiple intrusive phases. Notably, continuous talus fines samples collected over a length of 3.5 kilometres across the anomalous area returned copper concentrations in the range of 0.10% to 0.50%, and as high as 0.80% . Some 1 kilometre east of these talus fines, six reconnaissance composite chip samples, each collected over lengths of approximately 30 metres, returned copper results of 0.15% to 0.22% . The Mad Major porphyry copper-molybdenum target is ready for exploration drilling.

OMG

The OMG porphyry copper deposit target is located just to the north of Mad Major, and 5 kilometers northeast of IKE. This covered target is characterized by a 4 kilometre by 3 kilometre oval-shaped magnetic low - a unique feature that stands out and disrupts the regional magnetic trend. A 4 km2 IP chargeability anomaly is coincident with the magnetic low and remains open to expansion. This intriguing magnetic low may well represent a felsic intrusion or hydrothermal alteration; both features are prospective for porphyry-style mineralization, especially given the coincident IP chargeability anomaly, indicating the presence of sulphide mineralization.

Reconnaissance geochemical samples collected over this IP chargeability anomaly have returned anomalous concentrations of copper, molybdenum and silver. There is no historical drilling reported in the OMG area and no rock outcrops have been noted. The geological setting, combined with the results of Amarc’s geophysical and geochemical surveys indicate an important-scale, covered porphyry copper deposit target that is ready for exploration drilling.

Rowbottom

The Rowbottom porphyry deposit target is located 4.5 kilometres north-northwest of IKE and 2.5 kilometres south of the known Empress porphyry copper-gold deposit. An historical estimate, not categorized as prescribed by National Instrument 43-101, of about 10 million tonnes grading 0.61% Cu and 0.79 g/t Au was reported in 1991 for Empress. Sufficient work to classify the Empress estimate as a current mineral resource or mineral reserve has not been completed by a qualified person, and Amarc is not treating the historical estimate as current.

Eleven historical percussion holes have been drilled in the Rowbottom area and eight of these intercepted porphyry copper mineralization. All of these holes were shallow (generally ± 60 metres) with a number of holes terminating in mineralization. The best holes intersected 56 metres of 0.53% CuEQ5 @ 0.41% Cu and 0.034% Mo, 55 metres of 0.35% CuEQ @ 0.25% Cu and 0.028% Mo, and 88 metres of 0.38% CuEQ @ 0.36% Cu and 0.006% Mo. Notably, although the historical drill samples were analysed only for copper and molybdenum, the presence of gold in Amarc’s surface samples indicates the potential for the Rowbottom porphyry system to be gold-bearing.

In 2016an IP survey confirmed a chargeability anomaly measuring 1.3 kilometres by 1 kilometre outwards from the mineralized historical percussion holes. This anomaly is unconstrained to the west. The Rowbottom porphyry deposit target is ready for delineation drilling.

Quinn

Quinn is a newly emerging porphyry copper-gold-silver target located between Rowbottom and the Empress deposit, where regional mapping identified intermittently exposed copper mineralized felsic intrusions. Talus fines and rock chip samples over this target area have defined an extensive multi-element copper-gold-silver anomaly over an area of approximately 3 kilometres by 2 kilometres. Two reconnaissance composite chip samples collected from outcrop, each over lengths of about 50 metres, grade 0.28% Cu and 0.08 g/t Au and 0.32% Cu and 0.36 g/t Au. The Quinn target requires confirmation by surface IP surveys, followed by exploration drilling.

Buzzer

The Buzzer porphyry copper-gold target is located 6 kilometres north of IKE and 3.5 kilometres northwest of OMG. Historical drilling at Buzzer has returned some significant intervals of copper, gold, silver and molybdenum, including 65 metres of 0.60 CuEQ6 @ 0.34% Cu, 0.18 g/t Au, 6.2 g/t Ag and 0.019% Mo, and 44 metres of 1.24% CuEQ @ 0.67% Cu, 0.50 g/t Au, 5.3 g/t Ag and 0.045% Mo. Although this mineralization appears closed off by historical drilling, IP surveys conducted by Amarc over a covered area 800 metres north of the known Buzzer mineralization has defined an open-ended 2.5 kilometre long by 600 metre wide IP chargeability anomaly which is now ready for drill testing.

--------------------------------------------------

5 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb and Mo US$8.00/lb. Metallurgical recoveries and net smelter returns are assumed to be 100%.
6 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Au US$1,100/oz, Ag US$17.00/oz and Mo US$8.00/lb. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Mewtwo

At Mewtwo, an historical ASTER satellite survey outlined a prominent, north-northwest trending zone of kaolinite-illite alteration coincident with a rhyolite dyke swarm located west of the IKE deposit. Talus fines and rock chip samples have outlined a 5.5 kilometre long silver-lead-zinc±gold geochemical anomaly. Two selected rock grab samples in this area returned 173 g/t and 505 g/t Ag. This extensive silver (± gold) epithermal-style anomalous zone requires further exploration to determine its importance.

Amarc is working with governments, First Nations and stakeholders toward the responsible development of the IKE Project, while protecting water and other natural resources in the project area and making contributions to the sustainability of local communities.

The Company is committed to progressive Health & Safety protocols to protect the well-being of its employees and contractors. It has a zero tolerance for alcohol and drugs. Amarc’s specialized consultant, Jim Douglas of Raven Rescue, contracted to review its Health & Safety program stated: “Amarc’s culture of safety is truly impressive. Project Managers, Supervisors, Contractors and Employees seem to be very well engaged.”

The Company’s commitment to regulatory compliance and environmental responsibility informs every aspect of its exploration activities, from program planning and permitting, through to exploration program implementation and reclamation. The Company employs a range of progressive practices to ensure that any impacts associated with the exploration activities are minor, localized and temporary. These practices have included, for example, full helicopter-support of all field programs in order to avoid drill road-building and stream crossings, environmental monitoring systems, water quality sampling and the plugging of all drill holes. In addition, Amarc has voluntarily cleaned up historical exploration camps abandoned by previous operators in the IKE region, removing waste materials by helicopter.

Amarc manages an ongoing program of outreach to local communities, stakeholders and First Nations and advances an agenda that supports the delivery of shared prosperity. In addition to one-on-one and small group meetings, the Company’s efforts include the provision of jobs, training programs, contract opportunities, capacity funding and sponsorship of community events.

Engagement with local First Nations has contributed to the development of several capacity building programs consistent with Amarc’s Local Benefits Policy, including:

  Partnering with a First Nation to supply core boxes for the exploration program consistent with an Agreement signed between Amarc and a First Nation; and
  Collaboration on a Job Skills Workshop and a First Aid Training Certification initiative with another First Nation.

In addition, Aboriginal and local community members comprised about 40% of Amarc site team in 2016, while approximately 70% of contracts let were awarded to local and regional-based companies. The Company also sponsored community events such as the Cariboo Aboriginal Youth Hockey Championship, and assisted with enhancements to the Bralorne community baseball field.

Amarc favours establishing progressive agreements with local First Nations that provide for shared decision making through project planning committees and participation in the Board, ownership possibilities, and meaningful economic benefits in relation to development of the IKE property. Amarc desires to advance these comprehensive partnership discussions at the earliest stages of project development based on a view that the best outcomes are achieved in a climate of respect and mutual understanding, constructive dialogue and common interest.

Amarc proactively supports government’s duty to consult First Nations, to contribute to meaningful engagement opportunities and facilitate timely, fair and defensible permitting. After providing draft applications to First Nations for a period of initial review and after a rigorous review process by the provincial government, the Company in 2017 timely received two five-year, area-based permits for exploration activities at the IKE Project prior to the field season. A 300-hole drill permit and deemed authorization for 250 line-kilometres of IP surveys , provide Amarc with regulatory certainty and operational flexibility at site. Amarc has mobilized crews to the field for the 2017 drilling season at IKE.

IKE District Property Agreements

The mineral claims comprising the Juno property were staked and are owned 100% by Amarc.

The material terms of the former agreement with and the terms under which Thompson Creek Metals Inc. (“Thompson Creek”) relinquished its option to earn up to a 50% interest in the IKE Project, and the three mineral property acquisition agreements relating to the IKE and district properties are set out below. The remaining royalties held by the respective vendors referenced have been capped or can be purchased by Amarc (in the $2 million to $4 million range).

Agreement with Thompson Creek

On September 3, 2015 Amarc announced it entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra Gold Inc.) pursuant to which Thompson Creek may acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the Agreement, Thompson Creek also has an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Under the terms of the Agreement, Thompson Creek can earn an initial 30% interest in the Project under a Stage 1 Option by funding $15 million of expenditures before December 31, 2019, of which $3 million for 2015 and the $2 million for 2016 have been funded. For each $5 million of project expenditures funded, Thompson Creek will incrementally earn a 10% ownership interest. As of July 14, 2016, Thompson Creek had funded $5 million in project expenditures and as such had earned a 10% ownership interest in the IKE, Granite and Juno properties and the right to earn a 10% interest in the Galore Property (see below). Stage 1 Option expenditures can be accelerated by Thompson Creek at its discretion. Amarc will remain as operator during the Stage 1 earn-in period.

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

On January 11, 2017 Amarc announced that Thompson Creek, having been acquired by gold-focused Centerra Gold Inc., relinquished its option to earn up to a 50% interest in the IKE Project. Thompson Creek having acquired a 10% participating interest in the IKE Project by investing $6 million in exploration programs undertaken in 2015 and 2016, has elected to exchange its participating interest for a 1% Conversion Net Smelter Royalty from mine production; capped at a total of $5 million. As a result, Amarc has re-acquired a 100% interest in the IKE Project.

Agreement with Hudbay

On July 6, 2017 Amarc announced it had entered into a Mineral Property Farm-In Agreement (the “Agreement”) with Hudbay, pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership in the IKE Project.

Under the terms of the Agreement, Hudbay can earn an initial 49% ownership interest in the IKE Project under a Stage 1 Farm-in Right by funding $25 million1 of expenditures before December 31, 2020, of which $3.3 million is committed for 2017.

Provided its Stage 1 Farm-in Right is exercised, Hudbay can, pursuant to a Stage 2 Farm-in Right, elect to earn an additional 1% interest in the Project (for a total 50% interest), by funding $15 million of additional expenditures (for a total of $40 million), also before December 31, 2020.

Stage 1 and Stage 2 Farm-in expenditures can be accelerated by Hudbay at its discretion. Amarc will be the operator during the Stage 1 and Stage 2 periods. A Joint Venture (“JV”) will be formed when Hudbay has acquired a 49% interest in the Project.

Provided that Hudbay has exercised its Stage 2 Farm-in Right and acquired a 50% interest in the IKE Project, it can then elect to go forward via one of two paths.

First, Hudbay can replace Amarc as operator of the JV after it funds all project expenditures and completes a Feasibility Study for the IKE Project by December 31, 2025. Having gained operatorship, Hudbay can then choose to either go forward with Amarc in a 50/50 participating JV, or can instead elect to continue with its Farm-in (the “Stage 3 Farm-in Right”) to acquire an additional 10% interest in the IKE Project (for a total 60% interest). To exercise its Stage 3 Farm-in Right, Hudbay must fund all project expenditures required to submit a British Columbia Environment Assessment (“EA”) application for the IKE Project and, if applicable, a Canadian EA application, with the application(s) being accepted for review by December 31, 2026. In addition, Hudbay must also continue to fund all project expenditures until the necessary EA Certificate(s) are received. Following receipt of the EA Certificate(s), all IKE Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

As a second alternative path, Hudbay can elect, after exercising its Stage 2 Farm-in Right, to proceed directly to the Stage 3 Farm-in Right, so immediately becoming the operator, and acquire a further 10% interest (for a total 60% interest) by, as above, submitting and having accepted for review a British Columbia EA application and, if applicable, a Canadian EA application, by December 31, 2026. Again in this instance, Hudbay must also fund all project expenditures until receipt of the necessary EA Certificate(s). As with the first path, following receipt of the EA Certificate(s), all IKE Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

If Hudbay does not submit the EA application(s) by December 31, 2026, then Amarc will become operator again.

Hudbay has the right to defer either of its 2019 or 2020 expenditures, for a one-year period, subject to certain conditions. If this deferral occurs, Amarc will have a “co-expenditure right”, whereby it can incur and fund approved additional expenditures on the IKE Project up to the amount of the deferred expenditures. Hudbay may elect to reimburse Amarc for these additional expenditures, thereby retaining its interest in the Project.

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

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the other half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018. Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) to the Optionors annually commenced on December 31, 2015.

Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the Optionors.

In May 2017, the Company amended the agreement with the Optionors whereby it has the right to purchase 1% of the above mentioned 2% NSR royalty originally purchasable for $2 million prior to December 31, 2018, where Amarc now has the right to purchase that 1% for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE Property.

In consideration of this amendment, beginning on December 31, 2017 the Company will make an additional Annual Advanced Royalty payment of $25,000 to the Optionors.

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

The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty (collectively, the “NSR Royalties”) each of which may be purchased for $250,000 on or before December 31, 2024, and a 10% net profits interest royalty (collectively, the “NPI Royalties”) each of which may be purchased at any time until December 31, 2024 for $400,000 less any amount of an NPI Royalty already paid.

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

In addition, in July 2016, the Company also reached an agreement with the underlying owners of the Galore property whereby the Company obtained the right to acquire all of the underlying owners’ residual interest in and to the Galore property, including the five NSR Royalties and the five NPI Royalties, in consideration of the payment of $100,000 ($80,000 completed) on a staged basis on or before January 16, 2018, subject to the Company exercising the Second Option.

During the Second Option exercise period, all cash payment and exploration expenditure requirements set out in the Galore Option Agreement shall cease to apply, including with respect to all cash payments payable to the underlying owners.

In January 2017 Amarc announced that it had exercised the Second Option and had acquired a 100% interest in the Galore property from Galore, clear of any royalties to Galore, by making a final payment of $280,000. This transaction marks the successful completion by Amarc of a series of property dealings to acquire 100% of mineral claims and crown grants making up the entire IKE Project, subject to the final payment to the underlying owners as noted above.

The DUKE Property

Amarc has secured a 100% interest in the DUKE mineral property as well as extensive adjacent mineral claims over nearby second-order exploration targets. DUKE is located 80 kilometres northeast of Smithers BC, within the well-known Babine porphyry-copper district, 30 kilometres north of former mines (Bell and Granisle) operated by Noranda Minerals Inc. between 1966 and 1992, and producing a total of 1.1 billion pounds of copper, 634,000 ounces of gold and 3.5 million ounces of silver1. DUKE is also just 10 kilometres northeast of the Morrison Deposit, a 225 million tonne copper-gold-molybdenum porphyry deposit with a completed Feasibility Study2.

The property is accessible from Smithers by road and an industrial-scale barge crossing of Babine Lake from the town of Granisle. A longer, all-road commute is available from Fort St. James, 150 kilometres to the southeast. Power extends to the former Bell mine.

DUKE was intermittently explored between 1965 and 2010 with geochemical, IP and magnetometer surveys and 30 shallow diamond drill holes. Extensive glacial cover precludes geological surveys and hinders geochemical survey interpretation, but most of the holes drilled intersected significant lengths of porphyry-style mineralization that remains open both laterally and to depth. For example, DDH-14, intersected 87 metres of 0.40% Cu, 0.021% Mo, 2.2 g/t Ag and 0.05 g/t Au from 29 metres to the end of the hole. Another hole, DDH-02, located 430 metres southeast of DDH-14 intersected 107 metres of 0.30% Cu, 0.011% Mo, 1.2 g/t Ag, and 0.06 g/t Au from 30 metres. Porphyry mineralization was encountered by drill holes over an area of 800 metres by 400 metres which is open laterally in several directions. The average vertical depth of all holes drilled in this mineralized area is 90 metres, with the deepest being only 124 metres. Eighty percent of the holes drilled in this mineralized area bottomed in porphyry copper mineralization. Additionally, IP survey results indicate a significant area of prospective ground has yet to be drilled.

Amarc has engaged early with First Nations to develop a permit application which has been submitted to the provincial government for drilling at DUKE.

Notes:

1. MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
2. Pacific Booker Minerals Inc. news release February 27, 2009.

Duke Property Agreement

In November, 2016, the Company entered into a purchase agreement with a private company owned by director Robert A. Dickinson to purchase 100% of the DUKE property (16 mineral claims) at the vendor’s direct acquisition costs of $169,238.

There are no royalties associated with the DUKE property.

The JOY Property

Amarc has acquired 100% of the JOY mineral property , located 310 kilometres north-northwest of Mackenzie in an area of moderate topography in the Kemess District of north-central BC, which is one of BC’s best areas for the discovery of precious metals-rich porphyry and epithermal deposits. The JOY property is accessed by helicopter from seasonal roads that come within 0.5 kilometres of the JOY property boundary, or from the Kemess mine site located 25 kilometre due south. Power also extends to the Kemess mine site and its 300-person camp.

The Kemess District is well-known to Amarc’s technical team, as Hunter Dickinson Inc. (“HDI”), with whom Amarc is associated, is credited as the first company to recognize its true porphyry potential – acquiring both the early-stage Kemess South and Kemess North prospects into their operated company, El Condor Resources, and developing them into significant porphyry copper-gold deposits before that company was taken over. Northgate Minerals went on to produce 3 million ounces of gold and 780 million pounds of copper over a 12-year period to 20103 (Kemess South), and AuRico Metals recently announced a 628 metres intercept grading 0.53 g/t Au and 0.41% Cu4 (Kemess East). Amarc considers the JOY porphyry copper-gold deposit target to be an extension to the prolific Kemess porphyry gold-copper district.

Geological timing is key to making a discovery of a major copper-gold porphyry deposit in the Kemess region with a close overlap in time between porphyry copper-gold mineralization (ca. 203-194 Ma) and the Black Lake Intrusions (ca. 205-191 Ma). An ideal setting for discovery occurs at JOY with the Jock Creek Pluton, one of the Black Lake Intrusions, located in the north-central portion of the JOY property. The Jock Creek Pluton has been dated at 196.7 Ma, approximately the same age as the 199.6 Ma host of the Kemess South deposit, which hosted a 50,000 tonnes per day past producing mine.

Recorded prospecting-style work by various past operators on the JOY claims began in 1968 and continued intermittently through to 2004. Over 2,000 soil samples, 840 rock samples and 30 silt samples were collected, but no ground geophysical surveys or drilling have been done. However, a number of porphyry copper-gold and epithermal silver-gold deposit targets are clearly evident across the mineral property. Most importantly, compilation of all historical sampling along with a recently completed confirmation soil survey at site, has revealed the presence of a 7 km2 area of strong, coincident and overlapping soil and rock anomalies. This outstanding and important scale porphyry copper-gold deposit target is named Deposit Target 1. The extensive and coincident copper, molybdenum, gold, silver, lead and zinc soil anomalies outlining this target are interpreted to be reflecting a large and shallowly buried, copper-gold porphyry deposit.

Amarc has engaged early with First Nations to develop permit applications that have been submitted to the provincial government drilling at JOY. An IP permit for 100 line kilometres of survey work has already been received from the provincial government and that work is underway.

Notes:

3. MINFILE Number 094E 094, MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
4. Aurico Metals news release November 8, 2016.

Joy Property Agreement

In November, 2016, the Company entered into a purchase agreement with a private company owned by director Robert A. Dickinson to purchase 100% of the JOY property (15 mineral claims) at the vendor’s direct acquisition costs of $335,862, which included required claim assessment work filings.

The property is subject to an underlying NSR royalty from production which is capped at $3.5 million.

Other Properties

Amarc’s focus with respect to its Newton and Galileo projects is to work towards venturing them out to third parties to further advance exploration.

Galileo – Blackwater District Property

Amarc owns a 100% interest in the Galileo property, which is located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC, and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over properties in the Blackwater district, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of IP ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing.

The Galileo property is located approximately 35 kilometres from New Gold's Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

Amarc has undertaken consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive working relationship.

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

Amarc has undertaken significant consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive and respectful working relationship.

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest royalty. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR royalty, which royalty may be purchased by Amarc for $2 million at any time. Advance NSR royalty payments of $25,000 per annum commenced on January 1, 2011.

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

LOCATION OF THE COMPANY'S IKE, DUKE AND JOY PROJECTS

Mineral Claim and Crown Grant Information for Amarc's BC Properties as of March 31, 2017

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

		km) 637
Duke	1037003, 1037010, 1037015, 1037016, 1037017, 1037018, 1037021, 1037024, 1045582, 1046201, 1046202, 1046205, 1046680, 1046681, 1046682, 1047912, 1047913, 1047914, 1049427, 1049436, 1049932, 1050190, 1050191, 548719	144
Galileo	763442, 763482, 763502, 763522, 763542, 763582, 763802, 705972, 705974, 705976, 705978, 705980, 705982, 705985, 705988, 705989, 705993, 706016, 706018, 706020, 706022, 706038, 706042, 706045, 706050	119
Hubble	705779, 705780, 705781, 705782, 705783, 705784, 705785, 705786, 705789, 705790, 705822, 705823, 705824, 856080, 856082, 896504, 936604, 936605, 936606, 936607, 936608, 936609, 993663, 993664, 994802, 994803, 994807, 994811, 994812, 994816, 994818, 994819, 994820, 994822, 994824, 994825, 994826, 994842, 994843, 994844, 994862, 994863, 994902	214
IKE

208502, 208503, 208505, 208506, 208507, 208579, 208580, 208581, 208582, 208583, 208584, 208585, 208586, 208587, 208588, 208589, 208590, 208791, 209156, 354051, 354057, 358599, 358602, 358603, 358607, 358613, 358614, 375960, 375964, 376123, 415582, 415583, 415584, 415586, 416348, 416349, 416351, 416352, 416508, 507495, 507507, 510762, 510764, 510765, 510767, 510971, 510972, 510973, 510974, 510975, 510976, 510979, 511134, 511136, 511138, 511139, 511307, 511418, 511775, 511777, 511778, 511779, 511780, 513817, 513837, 513839, 513840, 513841, 514549, 514550, 514552, 514553, 514555, 514557, 514558, 514559, 514568, 514570, 514571, 514572, 514685, 514691, 514743, 514744, 514745, 517854, 517855, 517856, 517870, 517871, 517872, 517873, 522692, 529338, 532241, 532242, 532889, 550905, 550907, 550908, 553934, 553937, 553942, 556557, 560873, 565593, 565594, 565596, 602343, 758582, 841974, 1028843, 1028844, 1028845, 1028888, 1028889, 1028890, 1028891, 1028892, 1039791, 1039849, 1039850, 1040609, 1040610, 1040611, 1047304, 1047305

		464
Rapid	2643, 2644, 2649, 7831, 7832, 7833, 7834, 7835, 7836	5
Joy	522028, 522030, 522031, 522032, 522033, 522034, 522035, 522036, 522037, 522038, 522039, 522040, 522043, 522048, 1043004	73
Pinchi Gold	556348	1
Rapid	580114, 580119, 580181, 580182, 580314	5

C.	ORGANIZATIONAL STRUCTURE

The Company has no subsidiaries.

D.	PROPERTY, PLANT AND EQUIPMENT

None of the Company’s properties have any material tangible fixed assets located thereon.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Year Ended March 31, 2017 ("2017") Versus Year Ended March 31, 2016 ("2016")

The Company recorded a net loss of $1,043,000 during 2017 compared to a net loss of $1,119,000 during 2016. The decrease in net loss was mainly due to a decrease in both exploration and evaluation expenses, net of METC, and general and administration expenses.

($ 000’s)	2017	2016	Discussion
Exploration and evaluation, net of METC	3,574	2,773	Exploration activity during the 2017 and 2016 periods was focused primarily on the IKE Project’s drilling and related field programs. The exploration expenses in 2017 is higher due to increase in exploration activities as discussed in this Annual Report.
Administration	732	1,289	No significant change in administration activities during the 2017 period compared to the 2016 period. The lower expenses in 2017 is mainly due reduction in salaries relating to the corporate activities during the year.
Interest expense on loans payable to director	137	83	Interest incurred on loans provided by a director.
Amortization of finance charges	203	57	The amount relates to loan bonus through the issuance of share purchase warrants to a director. Relates to loan provided by the director in November 2014 and September 2015.
Gain on disposition of AFS financial assets	(15)	(8)	The Company routinely disposed of some of its marketable securities during 2017 and 2016.

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

($ 000’s)	2015	2014	Discussion
Exploration and evaluation	3,278	1,095	Exploration activity during 2015 was focused primarily on the IKE project, a large portion of which related to its drilling program. Throughout most of 2014, the Company focused its exploration activities on several projects, including Silver Vista, Galaxie, ZNT, and Newton. During the last quarter of 2014, the Company shifted its focus towards the IKE project.
Administration	1,478	1,306	During 2015, administration expenses increased as a result of the greater level of activity of the Company, primarily the work related to the IKE project.
Share-based payments	–	103	The variation in share-based payments expense is due to the timing of option grants.
Interest income	(38)	(69)	The decrease during 2015 was due to lower average cash balances on hand compared to 2014.

($ 000’s)	2015	2014	Discussion
Interest expense on loan payable to director	16	–	Interest incurred on loan provided by a director.
Interest expense on debenture	–	23	The 2014 amount relates to Amarc’s portion of interest expense on a debenture held by the Galaxie Joint Venture.
Financing charges	188	–	Fees on loan provided by a director.
Gain on termination of joint venture	–	(285)	During 2014, the Company recognized its proportionate share (40%) of the gain realized on the termination of the Galaxie Joint Venture.
Gain on disposition of AFS financial assets	(38)	(69)	The Company routinely disposed of some of its marketable securities during 2015 and 2014.
Impairment of AFS financial assets	–	48	During 2014, the Company recognized an impairment write-down on certain of its marketable securities.

B.	LIQUIDITY AND CAPITAL RESOURCES

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

As at March 31, 2017, the Company had a cash balance of $931,000 and working capital of approximately $419,000. At March 31, 2017, the Company had sufficient cash and cash equivalents to settle all its current obligations in due course of business. The Company plans its cash spending based on availability of funds.

During the year ended March 31, 2017, the Company received $3,000,000 in cash from Thompson Creek Metals Company Inc. under the IKE Option Agreement and $500,000 from a director of the Company as a loan.

Further advancement and development of the Company’s mineral property interests will require additional funding from a combination of the Company’s shareholders, the existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding.

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

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2012	3.61/lb	12.81/lb	1,670/oz	31.17/oz
2013	3.34/lb	10.40/lb	1,397/oz	23.82/oz
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017 (to the date Annual Report)	of this 2.62/lb	7.18/lb	1,237/oz	17.16/oz

E.	OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2017:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt Obligations (gross amount)	$ 2,000,000	$ 500,000	$ 1,500,000	$ –	$ –
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities Reflected on the Company's Balance Sheet under IFRS	–	–	–	–	–
Total	$ 2,000,000	$ 500,000	$ 1,500,000	$ –	$ –

The Company has no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
Rene G. Carrier	1944	Director	May 2008
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Jeffrey R. Mason	1957	Director	September 1995
Ronald W. Thiessen	1952	Chief Executive Officer and Director	September 1995
Diane Nicolson(2)	1965	President	January 2008
Luqman Khan	1971	Chief Financial Officer	April 2016
Trevor Thomas	1967	Secretary	February 2008

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

(2)	In June 2017, Diane Nicolson was appointed as a director of the Company.

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

Mr. Carrier is, or was within the past five years, an officer and/or director of the following public companies:

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

Mr. Coughlan is, or was within the past five years, an officer and/or a director of the following public companies:

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

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Heatherdale Resources Ltd.	Chairman and Director	November 2009	June 2017
Northcliff Resources Ltd.	Director	May 2012	Present
	Director	June 2011	February 2012
Northern Dynasty Minerals Ltd.	Director	June 1996	February 2016
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	June 2017
Rathdowney Resources Ltd.	Director	June 2011	September 2016
Taseko Mines Limited	Director	October 1992	July 2014

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Coastal Contacts Inc.	Director	October 2006	April 2014
Great Panther Silver Limited	Director	May 2014	Present
Prophecy Coal Corp.	Chief Financial Officer	November 2012	August 2013
Wellgreen Platinum Ltd. (formerly Prophecy Platinum Corp).	Chief Financial Officer	November 2012	July 2016
	Director	November 2013	September 2015
Red Eagle Mining Corporation	Director	June 2011	Present
Slater Mining Corporation	Director	June 2008	Present

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Chief Executive Officer	September 2000	Present
	President	September 2000	November 2014
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present

Company	Positions Held	From	To
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Diane Nicolson, PhD – President and Director

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

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	June 2017	Present
	Executive VP Corporate Development	September 2011	September 2012
	Executive Vice President	September 2012	November 2014
	President	November 2014	Present

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Curis Resources Ltd.	Secretary	June 2013	November 2014
Heatherdale Resources Ltd.	Secretary	June 2013	Present
Mineral Mountain Resources Ltd.	Director	September 2016	Present

Company	Positions Held	From	To
Northcliff Resources Ltd.	Secretary	June 2011	Present
Quadro Resources Ltd.	Director	July 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012
Taseko Mines Limited	Secretary	July 2008	Present

B.	COMPENSATION

During the Company's financial year ended March 31, 2017, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $179,000.

Ronald W. Thiessen, Chief Executive Officer, Luqman Khan, Chief Financial Officer, Paul Mann, Former Chief Financial Officer, and Diane Nicolson, President are each a Named Executive Officer ("NEO") of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2017 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Ronald Thiessen Chief Executive Officer (1)	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	$49,905	Nil	Nil	Nil	Nil	Nil	Nil	$49,905
	2015	$66,530	Nil	Nil	Nil	Nil	Nil	Nil	$66,530
Diane Nicolson President	2017	$156,000	Nil	Nil	Nil	Nil	Nil	Nil	$156,000
	2016	$179,809	Nil	Nil	Nil	Nil	Nil	Nil	$179,809
	2015	$192,333	Nil	Nil	Nil	Nil	Nil	Nil	$192,333
Luqman Khan Chief Financial Officer (2)	2017	$23,000	Nil	Nil	Nil	Nil	Nil	Nil	$23,000
Paul Mann Former Chief Financial Officer (1) (2)	2016	$26,362	Nil	Nil	Nil	Nil	Nil	Nil	$26,362
	2015	$45,858	Nil	Nil	Nil	Nil	Nil	Nil	$45,858

Notes:

(1)

During the fiscal year ended March 31, 2017, Mr. Thiessen did not serve the Company on substantially a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2017 is as set out below:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Barry Coughlan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Scott Cousens (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Dickinson (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jeffrey Mason	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of estimated time spent in respect of the Company's business.

C.	BOARD PRACTICES

All of the Company's directors, except Diane Nicolson, were elected at the annual general meeting of shareholders held on September 15, 2016. Diane Nicolson was appointed as a Company’s director in June 2017. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the "Board").

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

Messrs. Coughlan, Carrier and Mason are independent. Messrs. Cousens, Dickinson, and Thiessen, and Ms. Nicolson are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus, the Board members are well versed in the obligations of directors and the expectations of independence from management.

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

At March 31, 2017, Amarc did not have any direct employees. Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E.	SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2017, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 23,886,370 common shares (16.43%), or 35,441,925 (24.37%) on a diluted basis.

As at March 31, 2017, the Company's directors and senior management beneficially own the following number of the Company's common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
Rene G. Carrier (3)	400,000 common shares	0.28%
Barry Coughlan (3)	86,000 common shares	0.06%
Scott D. Cousens	148,300 common shares	0.10%
Robert A. Dickinson (2)	16,416,178 common shares 11,555,555 share purchase warrants	11.29%
Ronald W. Thiessen	3,109,392 common shares	2.14%
Jeffrey R. Mason (3)	2,878,500 common shares	1.98%
Diane Nicolson	718,000 common shares	0.49%
Trevor Thomas	130,000 common shares	0.09%
Total	23,886,370 common shares 11,555,555 share purchase warrants	16.43%

Notes:

(1)

The information as to the number of Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)	Certain of these common shares are beneficially owned through private companies controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.

(3)	Member of the audit committee.

Share Option Plan

As of the date of this document, there were nil options outstanding pursuant to the Company's share option plan (the "Plan"), described below, and an aggregate of 14,542,406 common shares remained available for issuance pursuant to the Plan, described below.

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

Shareholder	Securities Beneficially	As a % of the outstanding
	Owned or Controlled	common shares
Sun Valley Gold Master Fund Ltd	14,615,384	10.05%
Robert A. Dickinson	16,416,178	11.29%

For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of the date of this document, Amarc had authorized unlimited common shares without par value, of which 145,424,061 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this Annual Report, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

	Number of registered
Location	shareholders of record	Number of shares	Percentage of total shares
Canada	30	130,930,293	90.03%
United States	7	12,955,306	8.91%
Other	1	1,538,462	1.06%
TOTALS	38	145,424,061	100.00%

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

Director’s Loan

In November 2014, the Company announced that it has entered into a $1 million unsecured Loan Agreement (the "Loan"), with a non-arm's length director and officer of the Company (the "Lender") at an interest rate of prime plus 2% per annum and with a maturity date of November 2015. In connection with the Loan, Amarc issued to the Lender a loan bonus of 2,500,000 previously unissued common shares in its capital with a fair value of $187,500. The Company and the Lender has agreed to two extension terms for the Loan to May 2016 for 7% fixed interest rate and to November 2016 for 9% fixed interest rate, respectively.

In December 2016, the Loan was extended for an additional three years on customary terms and conditions, and the principal sum was increased to $1,500,000 by way of an additional advance of $500,000.

In September 2015, the Company announced that it has entered into an additional $500,000 unsecured Loan Agreement with the Lender at a rate of 7% per annum and with a maturity date of September 2017. Amarc issued a loan bonus in the form of 5,555,555 warrants, each entitling the holder to acquire one common share of Amarc for 2 years at a price of $0.09 per share.

Refer to note 8 of the accompanying financial statements of Amarc for additional monetary disclosures about the abovementioned loans

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2017, 2016 and 2015. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

Trading Markets

Amarc's common shares have been listed in Canada on the TSX Venture (and its predecessors) since August 1995, under the symbol AHR.

The Company's common shares have been traded in the U.S. on OTCBB since June 2004, under the symbol AXREF.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture and on the OTCBB.

	TSX Venture Exchange		OTCBB
Fiscal Year Ended	High	Low	High	Low
March 31,	(Cdn$)	(Cdn$)	(US$)	(US$)
2017	0.16	0.06	0.12	0.04
2016	0.17	0.04	0.14	0.02
2015	0.18	0.06	0.13	0.05
2014	0.12	0.04	0.08	0.02
2013	0.44	0.07	0.43	0.07
2012	0.56	0.29	0.55	0.28

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Fiscal Quarter	(Cdn$)	(Cdn$)	(US$)	(US$)
Q4 2017	0.16	0.08	0.12	0.06
Q3 2017	0.11	0.07	0.08	0.05
Q2 2017	0.13	0.08	0.10	0.06
Q1 2017	0.08	0.06	0.06	0.04
Q4 2016	0.08	0.04	0.06	0.02
Q3 2016	0.11	0.05	0.08	0.03
Q2 2016	0.11	0.07	0.08	0.06
Q1 2016	0.17	0.09	0.14	0.07
Q4 2015	0.18	0.07	0.13	0.06
Q3 2015	0.13	0.07	0.11	0.06
Q2 2015	0.13	0.06	0.10	0.05
Q1 2015	0.07	0.06	0.07	0.05
Q4 2014	0.12	0.04	0.08	0.03
Q3 2014	0.05	0.04	0.05	0.02
Q2 2014	0.07	0.05	0.06	0.04
Q1 2014	0.07	0.05	0.07	0.04

	TSX Venture Exchange		OTCBB
	High	Low	High	Low
Month	(Cdn$)	(Cdn$)	(US$)	(US$)
July 2017 (to July 25, 2017)	0.16	0.13	0.16	0.13
June 2017	0.15	0.13	0.15	0.13
May 2017	0.14	0.11	0.14	0.11
April 2017	0.13	0.11	0.13	0.11
March 2017	0.12	0.08	0.12	0.08
February 2017	0.10	0.07	0.10	0.07
January 2017	0.09	0.06	0.10	0.06

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended March 31, 2017, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax adviser regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended March 31, 2017, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax adviser regarding the PFIC status of the Company and any subsidiary of the Company.

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

Amarc's liabilities consist of routine accounts payable, balance due to a related party, and a short-term and long term loan payable to a director of the Company. The loans bear fixed interest rates. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to Note 8 of the accompanying audited annual financial statements for the year ended March 31, 2017. Some of the Company's marketable securities are subject to equity price risk as they relate to shares held in publicly-traded companies. Given the small value of the Company's marketable securities, equity price risk for the Company is nominal.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2017.

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

Services:		Year ended March 31, 2017	Year ended March 31, 2016
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$16,000 (estimated)	$15,900
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

		Nil	Nil
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$16,000	$15,900

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

ITEM 16D	ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES PURCHASERS

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2017, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18	FINANCIAL STATEMENTS

The following are incorporated herein:

•	Report of the Company's independent registered public accountants, De Visser Gray LLP, dated July 25, 2017;

•	Statements of financial position as at March 31, 2017 and March 31, 2016;

•	Statements of loss for the years ended March 31, 2017, March 31, 2016, and March 31, 2015;

•	Statements of other comprehensive loss (income) for the years ended March 31, 2017, March 31, 2016, and March 31, 2015;

•	Statements of cash flows for the years ended March 31, 2017, March 31, 2016, and March 31, 2015;

•	Statements of changes in equity for the years ended March 31, 2017, March 31, 2016, and March 31, 2015; and

•	Notes to annual financial statements.

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2017 and 2016 and the statements of loss, comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended March 31, 2017, and a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2017 and 2016 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
July 25, 2017

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

		March 31,	March 31,
	Note	2017	2016

ASSETS

Current assets
Cash	3	$930,890	$747,408
Amounts receivable and other assets	5	38,891	117,406
Marketable securities		29,468	26,404
		999,249	891,218

Non-current assets
Restricted cash	4	112,815	205,028
		112,815	205,028

Total assets		$1,112,064	$1,096,246

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$14,841	$22,357
Balances due to a related parties	10 (b)	175,337	180,476
Director's loan	8	390,243	1,000,000
		580,421	1,202,833

Non-current liabilities
Director's loan	8	940,257	234,849
		940,257	234,849

Total liabilities		1,520,678	1,437,682

Shareholders' equity (deficiency)
Share capital	9	59,559,910	58,967,910
Reserves		5,740,875	5,357,405
Accumulated deficit		(65,709,399)	(64,666,751)
		(408,614)	(341,436)

Total liabilities and shareholders' equity (deficiency)		$1,112,064	$1,096,246
Nature of operations and going concern (note 1)
Event after the reporting period (note 14)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

		Year ended March 31,
		2017	2016	2015
	Note		(note 2(b))	(note 2(b))

Expenses
Exploration and evaluation	10 & 12	$3,574,342	$2,808,395	$4,158,436
Assays and analysis		123,199	119,460	131,856
Drilling		263,705	746,312	726,685
Equipment rental		24,003	18,806	31,357
Geological		817,983	440,156	921,192
Helicopter		568,658	773,841	947,480
Property option payments and assessments		638,131	153,692	554,398
Property acquisition costs	6 (a)	504,295	–	–
Site activities		367,000	202,373	190,708
Socioeconomic		237,781	328,716	504,608
Travel and accommodation		29,587	25,039	150,152

Administration	10 & 12	732,528	1,288,920	1,477,731
Legal, accounting and audit		34,720	83,745	61,450
Office and administration	12 (b)	594,734	1,112,622	1,293,768
Shareholder communication		49,244	50,355	67,388
Travel and accommodation		14,316	10,229	22,772
Trust and regulatory		39,514	31,969	32,353

Cost recoveries		(3,581,109)	(3,102,061)	(880,501)
Pursuant to IKE Option Agreement	6 (b)	(2,932,597)	(3,067,403)	–
Mineral exploration tax credits		(648,512)	(34,658)	(880,501)

		725,761	995,254	4,755,666
Other items
Finance income		(8,323)	(10,341)	(38,189)
Transaction costs – director's loans	8	340,016	139,606	203,802
Foreign exchange loss		–	2,183	809
Gain on disposition of marketable securities		(14,806)	(7,923)	(38,064)
Loss		$1,042,648	$1,118,779	$4,884,024

Basic and diluted loss per common share		$0.01	$0.01	$0.04

Weighted average number of common shares outstanding		141,435,020	141,406,301	139,357,212

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2017	2016	2015

Loss		$1,042,648	$1,118,779	$4,884,024

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	2 (e)(ii)	(22,870)	25,415	(3,954)
Reallocation of the fair value of marketable securities upon disposition	2 (e)(ii)	14,806	8,023	38,517

Total other comprehensive loss		(8,064)	33,438	34,563

Comprehensive loss		$1,034,584	$1,152,217	$4,918,587

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Changes in Equity(Deficiency)
(Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
				Share-based	Investment	Share
		Number		payments	revaluation	warrants
	Note	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2014		138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725
Common shares issued – loan bonus	8	2,500,000	187,500	–	–	–	–	187,500
Common shares issued – property payment	6	100,000	6,500	–	–	–	–	6,500
Total other comprehensive income		–	–	–	(34,563)	–	–	(34,563)
Net loss		–	–	–	–	–	(4,884,024)	(4,884,024)
Balance at March 31, 2015		141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138

Balance at April 1, 2015		141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138
Common shares issued – property payment	6	100,000	12,500	–	–	–	–	12,500
Issuance of share purchase warrants	9 (c)	–	–	–	–	322,143	–	322,143
Total other comprehensive loss		–	–	–	(33,438)	–	–	(33,438)
Net loss		–	–	–	–	–	(1,118,779)	(1,118,779)
Balance at March 31, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	$(341,436)

Balance at April 1, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	(341,436)
Issuance of share purchase warrants	9 (c)	–		–	–	607,406	–	607,406
Exercise of share purchase warrants		4,000,000	592,000	–	–	(232,000)	–	360,000
Total other comprehensive income		–	–	–	8,064	–	–	8,064
Net loss		–	–	–	–	–	(1,042,648)	(1,042,648)
Balance at March 31, 2017		145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2017	2016	2015
			(note 2(b))	(note 2(b))

Operating activities
Loss		$(1,042,648)	$(1,118,779)	$(4,884,024)
Adjustments for:
Finance income		(8,323)	(10,341)	(38,189)
Transaction costs – director's loans		340,016	139,606	203,802
Common shares issued, included in exploration expenses		–	12,500	6,500
Gain on disposition of marketable securities		(14,806)	(7,923)	(38,064)

Changes in working capital items:
Amounts receivable and other assets		78,515	854,483	(767,442)
Restricted cash		92,213	29,170	(1,532)
Accounts payable and accrued liabilities		(7,515)	(43,942)	30,898
Balances due to related parties		(5,139)	(32,166)	142,703
Net cash (used in) operating activities		(567,687)	(177,392)	(5,345,348)

Investing activities
Interest received		8,323	10,341	38,189
Proceeds from disposition of marketable securities		19,805	7,923	39,839
Net cash provided by investing activities		28,128	18,264	78,028

Financing activities
Proceed from director's loans	8	600,000	500,000	1,000,000
Repayment of loans payable to director	8	(100,000)	–	–
Interest paid on director's loans	8	(136,959)	(82,614)	(16,302)
Proceeds from the exercise of warrants		360,000	–	–
Net cash provided by financing activities		723,041	417,386	983,698

Net increase (decrease) in cash		183,482	258,258	(4,283,622)
Cash, beginning balance		747,408	489,150	4,772,772
Cash, ending balance		$930,890	$747,408	$489,150

Supplementary cash flow information:			–	–
Issuance of share purchase warrants pursuant to a loan agreement		$607,406	$322,143	$187,500

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
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

These financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2017, the Company had cash of $930,890, a working capital surplus, and a shareholders’ deficiency.

During the year ended March 31, 2017, the Company received $3,000,000 from Thompson Creek Metals Company Inc. (“Thompson Creek”) under the IKE Option Agreement (note 6(a)) and $500,000 from a director of the Company as a loan (note 8). After the reporting period, the Company announced it had entered into a Mineral Property Farm-In Agreement with Hudbay Minerals Inc (note 14).

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
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting year ended March 31, 2017.

The Board of Directors of the Company authorized these Financial Statements on July 25, 2017 for issuance.

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
For the years ended March 31, 2017, 2016 and 2015
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

Loans and receivables comprise of cash, amounts receivable and other assets, and restricted cash.

Cash

Cash in the statement of financial position is comprised of cash and highly liquid investments held at major financial institutions, having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash. The Company's cash are invested in business and savings accounts which are available on demand by the Company for its programs and as such, are subject to an insignificant risk of change in value.

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

Marketable securities are classified as AFS financial assets.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
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

As at March 31, 2017, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2017.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2017.

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

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH

The Company's cash is invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2017	2016
Sales tax refundable	$38,891	$15,991
Other amounts receivable	–	101,415
Total	$38,891	$117,406

6.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

(a)	Projects acquired during the year

In December 2016, the Company acquired, from a private company wholly-owned by one of its directors, a 100% interest in two properties located in north-central and central BC respectively, known as JOY Project and DUKE Project, for aggregate acquisition costs of $504,295, which was intended to reimburse the out-of-pocket costs incurred by the private company on these properties.

(b)	IKE Project

During the year ended March 31, 2017, the Company’s mineral exploration and evaluation activities were primarily focused on its IKE Project, which comprises the IKE and also the Granite, Juno and Galore Properties (collectively the “IKE Project”).

During the year ended March 31, 2017, the Company recorded a gross amount of cost recovery of $3,000,000 representing contributions received pursuant to a definitive agreement (the "IKE Agreement") with Thompson Creek dated February 2016, whereby the latter had an option to acquire, through a staged investment process within five years, a 30% ownership interest (“Stage 1 Option”) in the mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. The net amount of cost recovery in the current period, after deducting $67,403 attributable to expenditures incurred in the prior fiscal year, was $2,932,597. Under the terms of the IKE Agreement, subject to certain conditions, Thompson Creek also had an option to acquire an additional 20% interest in the IKE Project.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

During the Company’s fiscal quarter ended December 31, 2016, Thompson Creek completed the funding requirement to acquire a 10% participating interest in the IKE Project by investing an aggregate amount of $6,000,000 into exploration programs undertaken in calendar years 2015 and 2016.

In January 2017, Thompson Creek (having been taken over by Centerra Gold Inc.) relinquished its option under the IKE Agreement and elected to exchange its 10% participating interest for a 1% Conversion Net Smelter Royalty from mine production, capped at a total of $5 million. As a result, the Company maintains a 100% interest in the IKE Project.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2017	2016
Accounts payable	$14,841	$20,497
Accrued liabilities	–	1,860
Total	$14,841	$22,357

8.	DIRECTOR’S LOANS

Unsecured loans payable to a director	March 31, 2017	March 31, 2016
Opening balance	$1,234,849	$1,000,000
Net amount advanced	500,000	500,000
Transaction costs	(607,406)	(322,143)
Amortisation of transaction costs	203,057	56,992
Closing balance	$1,330,500	$1,234,849

	March 31,	March 31,
	2017	2016
Current portion	390,243	$1,000,000
Non-current portion	940,257	234,849
Total	1,330,500	$1,234,849

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

Transaction costs	Year ended March 31,
	2017	2016	2015
Interest on director’s loan	$136,959	$82,614	$16,302
Amortization of transaction costs	203,057	56,992	187,500
Total	$340,016	$139,606	$203,802

As at March 31, 2017, two unsecured loans owing to a director (the “Lender”) of the Company were outstanding with the principal sums of $500,000 (the “2015-Loan Agreement”) and $1,500,000 (the “2016-Loan Agreement”) respectively; the key terms of the underlying agreements for each loan are summarized below:

2016-Loan Agreement

In December 2016, the 2016-Loan Agreement was executed, pursuant to which a previous loan agreement for a principal sum of $1,000,000 and with a due date of November 26, 2016 was extended for three years on customary conditions, and the principal sum was increased to $1,500,000 by way of an additional advance of $500,000 to fund mineral property acquisitions (note 6(a)). Pursuant to the 2016-Loan Agreement, the Company issued to the Lender a loan bonus comprising of 10,000,000 common share purchase warrants (note 9(c)) with a three-year term and an exercise price of $0.08 per share.

This loan was originally advanced for a one-year term and with a principal sum of $1,000,000 in November 2014, bearing interest at prime plus 2% per annum. The Company issued 2,500,000 of its common shares to the Lender as per the term of the original advance. The aggregate fair value of these common shares, with reference to their quoted market price on the date of issuance, was determined at $187,500. The loan was later extended to May 26, 2016 at a 7% per annum fixed interest rate and then to November 26, 2016 at a 9% per annum fixed interest rate for the additional terms.

2015-Loan Agreement

The 2015-Loan Agreement was executed in September 2015 when a principal sum of $500,000 was advanced to the Company with a two-year term and at an interest rate of 7% per annum. Pursuant to this loan, the Company issued 5,555,555 common share purchase warrants (note 9(c)) to the Lender with an expiry term of two years and exercise price of $0.09.

These advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable costs, comprised of the fair values of the bonus warrants granted, representing a partially-offsetting asset balance. Such costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

9.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. All issued common shares are fully paid. No preferred shares have been issued.

(b)	Share purchase option compensation plan

The following table summarizes the changes in the Company's share purchase options:

Share purchase options (exercise price –$0.32)	Year ended March 31,
	2017	2016	2015
Outstanding – beginning of year	3,051,300	3,051,300	5,155,900
Forfeited	–	–	(32,100)
Expired	(3,051,300)	–	(2,072,500)
Outstanding and Exercisable – end of year	–	3,051,300	3,051,300

(c)	Share purchase warrants

The following common share purchase warrants were outstanding at March 31, 2017 and March 31, 2016:

		Continuity – Number of warrants
	Exercise	March 31,		March 31,
	price	2016	Exercised	2017
Issued pursuant to:
the 2015-Loan Agreement(i) (note 8)	$0.09	5,555,555	(4,000,000)	1,555,555
the 2016-Loan Agreement(ii) (note 8)	$0.08	–	–	10,000,000
Total		5,555,555	(4,000,000)	11,555,555

(i)

The fair value of these warrants was determined as $322,143 at $0.058 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.51%; expected volatility of 130%; the underlying’s market price of $0.09, expiry term of 2 years; and dividend yield of nil. These warrants expire in September 2017.

(ii)

The Company determined the fair value of these warrants as $607,406 at $0.061 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; the underlying’s market price of $0.08, expiry term of 3 years; and dividend yield of nil. These warrants expire in December 2019.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

10.	RELATED PARTY TRANSACTIONS

Balances due to related parties	March 31,	March 31,
	2017	2016
Hunter Dickinson Services Inc. (note 10(b))	$157,282	$180,476
United Mineral Services Ltd. (note 10(c))	18,055	–
	$175,337	$180,476

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all directors of the Company.

Transactions with key management personnel were as follows:

	Year ended March 31,
	2017	2016	2015
Directors fees paid directly by the Company	$–	$35,000	$57,000
Directors fees paid to HDSI	–	187,000	212,000
Total	$–	$222,000	$269,000

Note 8 includes the details of a director’s loans. Note 6 includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the Company’s directors.

(b)	Balances and transactions with Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company. The Company has 3 directors in common with HDSI, namely: Robert Dickinson, Ronald Thiessen, and Scott Cousens. Also, the Company’s President, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

HDSI also incurs third-party costs on behalf of the Company; such third-party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with related entities that occurred during the reporting period:

Transactions with HDSI	Year ended March 31,
	2017	2016	2015
Services received from HDSI and as requested by the Company	$1,042,000	$1,389,000	$2,099,000
Directors fees paid to HDSI(note 10(a))	–	187,000	212,000
Information technology-infrastructure and support services	60,000	111,000	153,000
Reimbursement , at cost, of third party expenses incurred by HDSI on behalf of the Company	$35,000	$73,000	$76,000

(c)	Balances and transactions with United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

During the year ended March 31, 2017, the Company acquired from UMS a 100% interest in two mineral property interests, namely JOY and DUKE, for aggregate acquisition costs of $504,295 (note 6(a)). Subsequent to the acquisition of the properties, UMS has incurred third-party costs on behalf of the Company, for example, mineral property claims paid on behalf of the Company. These third-party costs are reimbursed by the Company at a 5% markup.

The following is a summary of the transactions with UMS during the reporting period:

Transactions with UMS	Year ended March 31,
	2017	2016	2015
Acquisition of mineral property interests	$504,295	$–	$–
Reimbursement of third-party expenses incurred on behalf of the Company	18,458	–	–
	$522,753	$–	$–

11.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2017, the Company had unused non-capital loss carry forwards of approximately $15.3 million (March 31, 2016 - $14.4 million; March 31, 2015 - $13.3 million).

As at March 31, 2017, the Company had resource tax pools of approximately $23.8 million (March 31, 2016 - $24.6 million; March 31, 2015 - $24.5 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

Reconciliation of effective tax rate	March 31,	March 31,	March 31,
	2017	2016	2015

Loss for the year	$(1,042,648)	$(1,118,779)	$(4,884,024)
Total income tax expense	–	–	–
Loss excluding income tax	$(1,042,648)	$(1,118,779)	$(4,884,024)

Income tax recovery using the Company's tax rate	(273,000)	(291,000)	(1,261,000)
Non–deductible expenses and other	341,000	3,000	(207,000)
Change in deferred tax rates	–	–	–
Temporary difference booked to reserve	1,000	(4,000)	(2,000)
Deferred income tax assets not recognized	(71,000)	292,000	1,470,000
	$–	$–	$–

The Company’s statutory tax rate was 26% (2016 – 26%; 2015 – 26%) and its effective tax rate is nil (2016 – nil; 2015 – nil).

As at March 31, 2017, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

	Tax losses	Tax losses
Expiry	(capital)	(non-capital)	Resource pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	–	–	–
After five years	–	15,297,000	–	1,011,000
No expiry date	1,372,000	–	23,803,000	76,000
Total	$1,372,000	$15,297,000	$23,803,000	$1,087,000

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

12.	SUPPLEMENTARY INFORMATION TO STATEMENT OF LOSS

(a)	Employee salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Year Ended March 31,
	2017	2016	2015
Salaries and benefits included in the following:
Exploration and evaluation expenses	$676,000	$748,000	$1,296,000
General and administration expenses(i)	478,000	882,000	1,066,000
Total	$1,154,000	$1,630,000	$2,362,000

(i)	This amount includes salaries and benefits included in office and administration expenses (note 12(b)) as well as other expenses classified as general and administration expenses.

(b)	Office and administration expenses

Office and administration expenses include the following:

	Year ended March 31,
	2017	2016	2015
Salaries and benefits	$445,219	$845,695	$1,019,118
Insurance	78,533	146,802	105,463
Data processing and retention	61,083	111,743	155,634
Other office expenses	9,899	8,382	13,553
Total	$594,734	$1,112,622	$1,293,768

13.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended March 31, 2017.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The Company's marketable securities are carried at fair value, based on quoted prices in active markets. As at March 31, 2017 and 2016, the carrying values of the Company's financial assets and financial liabilities approximate their fair values.

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

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash, and amounts receivable and other assets. The carrying value of these financial assets represent the maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash with high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements, after taking into account the Company's holdings of cash.

The Company has sufficient cash to meet its commitments associated with its financial liabilities in the near term, other than the amounts payable to related parties.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash mature impact interest income earned. As at March 31, 2017 and 2016, the Company’s exposure to interest rate risk was nominal.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2017 and 2016, the Company’s exposure to price risk was not significant to relation to these Financial Statements.

14.	EVENT AFTER THE REPORTING PERIOD

On July 6, 2017, the Company announced it had entered into a Mineral Property Farm-In Agreement (the "Agreement") with Hudbay Minerals Inc. ("Hudbay"). Under the terms of the Agreement Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project (note 6(b)).

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit

1.1	Articles of Amarc Resources Ltd., as amended (1)

4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004 (2)

Exhibit Number	Description of Exhibit

4.2	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008 as superseded by the Services Agreement dated July 2, 2010. (2)

4.3	Certificate of Expert

11.1	Code of Ethics (2)

(1)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.

(2)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Luqman Khan

Chief Financial Officer
DATED: July 25, 2017