Form 20-F
period 2018-03-31
AMARC RESOURCES LTD
filed 2018-07-31
CIK 1175596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

168,786,227 common shares as of March 31, 2018

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

[X] Yes   [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ]	Accelerated filer [ ]

Non-accelerated filer [X]	Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [  ]   Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[  ] Yes   [X] No

T A B L E O F C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to “we”, “Amarc” or the “Company” refer to Amarc Resources Ltd.

The Company uses the Canadian Dollar as its reporting currency. All references in this document to “Dollars” or “$” are expressed in Canadian Dollars (“CAD”, “C$”), unless otherwise indicated. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of July 26, 2018 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Induced Polarization (“IP”) Survey	A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has a high content of quartz.
Mineral Reserve

Securities and Exchange Commission Industry Guide 7 - Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations (under the United States Securities Exchange Act of 1934, as amended) defines a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

As a reporting issuer under the Securities Acts of British Columbia and Alberta, the Company is subject to National Instrument 43-101. Securities and Exchange Commission Industry Guide 7, as interpreted by Securities and Exchange Commission Staff, applies standards that are different from those prescribed by National Instrument 43-101 in order to classify mineralization as a reserve. Under the standards of the Securities and Exchange Commission, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under Securities and Exchange Commission Industry Guide 7. Accordingly, mineral reserve estimates established in accordance with National Instrument 43-101 may not qualify as “reserves” under SEC standards. The Company does not currently have any mineral deposits that have been classified as reserves.

Mineral Resource	National Instrument 43-101 adopts definitions of the Canadian Institute of Mining, Metallurgy and Petroleum. A “Mineral Resource” is a concentration or occurrence of solid material of economic interest (such as diamonds, base and precious metals, coal, and industrial minerals) in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

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

Industry Guide 7 – Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission does not define or recognize resources. In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures.

As used in this Form 20-F, “resources” are as defined in National Instrument 43-101. For the above reasons, information in the Company’s publicly-available documents containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Mineral Symbols	As – arsenic; Au – gold; Ag – silver; Cu – copper; Fe – iron; Hg – mercury; Mo – molybdenum; Na – sodium; Ni – nickel; O – oxygen; Pd – palladium; Pt – platinum; Pb – lead; S – sulphur; Sb – antimony; Zn – zinc.

National Instrument 43-101	National Instrument 43-101 - Standards of Disclosure for Mineral Projects, is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure a reporting issuer makes of scientific and technical information concerning mineral projects.
Net Smelter Return (NSR) Royalty	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet-hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated.

Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

FORWARD LOOKING STATEMENTS

The Annual Report on Form 20-F includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

These statements appear in a number of places in this Form 20-F and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Any statements incorporated herein, other than statements of historical facts may be deemed to be forward-looking statements.

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

The Company advises investors that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to Amarc or persons acting on the Company’s behalf. The Company assumes no obligation to update the Company’s forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

STATUS AS AN EMERGING GROWTH COMPANY

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act, and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1.07 billion (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of the Company’s fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1 billion in non-convertible debt; or (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b–2. Therefore, the Company expects to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “larger accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, the Company will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it were to qualify as an “accelerated filer” or a “larger accelerated filer”. In addition, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

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

A.       SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Amarc extracted from the Company’s audited financial statements for related fiscal years. The data should be read in conjunction with the Company’s audited financial statements included as an exhibit in this Annual Report.

The following table is derived from the financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) effective for each of the Company’s fiscal year presented.

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2018	2017	2016	2015	2014
Equipment, net	$–	$–	$–	$–	$–
Total assets	3,625	1,112	1,096	1,755	5,306
Total liabilities	2,379	1,521	1,438	1,279	105
Working capital surplus (deficit)	1,836	419	(312)	242	4,840
Share capital	63,884	59,560	58,968	58,955	58,761
Reserves	5,143	5,741	5,357	5,069	5,103
Accumulated deficit	(67,782)	(65,709)	(64,667)	(63,548)	(58,664)
Net assets (liabilities)	1,246	(409)	(341)	476	5,201
Shareholders’ equity (deficiency)	1,246	(409)	(341)	476	5,201

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2018	2017	2016	2015	2014
Interest and other income	$(27)	$(8)	$(10)	$(38)	$(69)
General and administrative expenses	1,053	733	1,289	1,478	1,306
Exploration expenditures, net of METC*	6,686	2,926	2,773	3,278	1,095
Contributions pursuant to IKE Option Agreement	(3,245)	(2,933)	(3,067)	–	–
Contributions pursuant to JOY Option Agreement	(2,952)	–	–	–	–
Share-based payments	–	–	–	–	103
Other	556	325	134	166	(280)
Gain on sale of mineral property	–	–	–	–	–
Flow-through shares premium	–	–	–	–	–
Net loss for the year	2,072	1,043	1,119	4,884	2,155
Other comprehensive loss (income)	(28)	(8)	33	35	(63)
Total comprehensive loss	$2044	$1,035	$1,152	$4,919	$2,092

Basic and diluted net loss per share	$0.01	$0.01	$0.01	$0.04	$0.02
Weighted average number of common shares outstanding	156,826,422	141,435,020	141,406,301	139,357,212	138,644,883

*	“METC” refers to Mineral Exploration Tax Credits, which are discussed in Item 5, under the heading “Critical Accounting Policies and Estimates”.

Currency and Exchange Rates

As of the date of this Annual Report, the average rate of exchange of the Canadian Dollar was US$1.00 = Canadian $1.31. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31 (Canadian Dollar per U.S. Dollar)
	2018	2017	2016	2015	2014
End of period	$1.2894	$1.3322	$1.2971	$1.2683	$1.1053
Average for the period	$1.2837	$1.3126	$1.3114	$1.1387	$1.0533
High for the period	$1.3743	$1.3582	$1.4589	$1.2803	$1.1251
Low for the period	$1.2128	$1.2544	$1.1951	$1.0634	$1.0023

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2018 (to the date of this Annual Report)	$1.3255	$1.3065
June 2018	$1.3310	$1.2913
May 2018	$1.3020	$1.2775
April 2018	$1.2908	$1.2552
March 2018	$1.3088	$1.2830
February 2018	$1.2809	$1.2288

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.       RISK FACTORS

An investment in the Company’s common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company’s common shares. The risks described below are not the only ones faced by the Company. Additional risks that management is aware of or that the Company currently believes are immaterial may indeed become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and the investor may lose all of his investment.

The Company has limited working capital and will require additional capital to advance its projects.

The Company has limited working capital as at the current reporting date. Further exploration on, and development of, the Company’s projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

The Company has no earnings, has incurred net losses and negative cash flows since inception, and expects to incur losses for the foreseeable future.

The Company does not have any operational history of earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company hopes to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company’s business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop, and there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

The advancement of mineral properties to production will require the commitment of substantial resources to conduct time-consuming exploration and development activities. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company’s projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants’ analyses and recommendations;

•	the rate at which operating losses are incurred;

•	the execution of any joint venture agreements with strategic allies; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company’s control.

The Company has no history of mining operations, and does not expect to receive revenues from operations in the foreseeable future.

The Company has no history of mining operations, and there can be no assurance that the Company will generate any revenues or achieve profitability. The Company expects to incur losses unless and until such time as one or more of the Company’s existing projects, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations, which cannot be assured. The Company does not expect to receive revenues from operations in the foreseeable future, if at all.

The Company has not demonstrated that any mineralized material on its properties constitutes reserves as defined in SEC Industry Guide 7.

The Company has no mineral producing properties, and the Company has not demonstrated that any mineralized material on its properties constitutes reserves under SEC Industry Guide 7. Although the mineralized material and mineralized deposit figures included in this annual report have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

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

The Company is subject to certain risks that are inherent in exploration and mining activities beyond its control.

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. No deposit that has been shown to be economic has yet been found on the Company’s existing projects, and there can be no assurance that the Company will be able to acquire any additional properties or that any additional properties that are acquired will contain sufficient mineralization to warrant further development.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, the discharge of toxic chemicals and other hazards, and the inability to obtain suitable or adequate machinery, equipment or labour, are other risks involved in the conduct of exploration programs, and in the development and operation of mines. Such occurrences may delay development of the Company’s properties, delay production, increase production costs or result in liability.

Substantial expenditures are and will be required to establish mineral resources and mineral reserves.

Substantial expenditures are and will be required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources. No assurance can be given that the Company will be able to obtain sufficient financing to cover such expenditures when required, or that such financing can be obtained on terms that are acceptable to the Company.

The Company’s ability to obtain financing to fund its exploration activities and, if warranted, development of any of its properties, will be significantly affected by mineral prices.

The ability of the Company to obtain financing to fund its exploration activities and, if warranted, development of any of its properties, will be significantly affected by changes in the market price of the metals for which it explores. Mineral prices are subject to fluctuation. The effect of these factors cannot accurately be predicted. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of the same.

Factors beyond the control of the Company may affect the marketability of any copper, gold, silver or any other materials discovered. The prices of copper, gold, silver and other minerals are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, Canadian dollars relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. In addition, the world supplies of and demands for copper, gold, silver and other minerals can cause fluctuations in the price of such minerals.

Development of any of the Company’s properties, if warranted, will be subject to financing risks and potential delays.

Inability to obtain financing, technical considerations, delays in obtaining governmental approvals, and other factors could cause delays in developing any of the Company’s properties that may in the future be determined to contain a commercially mineable ore-body.

If it is determined that a commercially mineable ore-body exists and it can be economically exploited, the Company will require significant additional financing in order to fund the costs of developing the Company’s properties into commercial production, if warranted. The Company may have to seek additional funds through public and private share offerings, arrangements with collaborative parties, or debt financing. There can be no assurance that the Company will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

Before development and production can commence on any of its properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

Mining is one of the most intensely regulated businesses in Canada. The period of time required to obtain environment assessments, consult with aboriginal peoples and other stakeholders as well as governments at the Canadian provincial and federal level can take 10 years or more. No assurance can be given that permitting of any mine on the Company’s properties will occur.

The Company will rely on third-party consultants and contractors – whose availability cannot be assured - to undertake its mineral exploration activities, as well as any future mine development and mining activities.

The Company will rely on consultants and others for exploration, development, construction and operating expertise. No assurance can be given that such consultants and other contractors will be available when required, or that they can be retained on terms that are acceptable to the Company.

The Company may enter into agreements with First Nations in relation to its current and future exploration activities, and any potential future production, which could impact any expected earnings.

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements, commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could impact any expected earnings.

The Company is subject to intense competition.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

The Company is subject to certain risks that are not insurable.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc’s operating expenses which could, in turn, have a material adverse effect on Amarc’s financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc’s operating expenses.

The Company’s operations are and will be subject to environmental regulations which can significantly increase compliance costs and subject the Company to potential liability.

All of the Company’s operations are and will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities.

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

Changes in government regulations and the presence of unknown environmental hazards on the Company’s mineral properties may result in significant unanticipated delays, as well as significant compliance costs.

Changes to existing environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company’s business, causing those activities to become economically unattractive at that time.

Trading in the Company’s common shares is subject to volatility.

There can be no assurance that an active trading market in the Company’s securities will be established or sustained. The market price for the Company’s securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Certain of the Company’s directors and officers may be subject to conflicts of interest.

Certain of the Company’s directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers’ conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

The Company is unlikely to be in a position to pay dividends for the foreseeable future.

There is no assurance that the Company will pay dividends on its shares in the foreseeable future. The Company will likely require all its funds to further the development of its business.

The Company is vulnerable to changes in the financial markets.

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel.

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company’s employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company’s growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Changes in government rules, regulations or agreements, or their application, may negatively affect the Company’s ownership rights, its access to or its ability to advance the exploration and development of its mineral properties.

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

If the Company raises additional funding through equity financings, then the Company’s current shareholders will suffer dilution.

The Company will require additional financing in order to complete full exploration of the Company’s mineral properties. Management anticipates that the Company will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in the dilution of existing shareholders’ percentage ownership interests.

The Company believes it is likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code of 1986, as amended, during one or more previous tax years, and may be a PFIC in the current tax year and possibly in subsequent tax years. If the Company is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a qualified electing fund election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any tax year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

The Company’s shareholders could face significant potential equity dilution as a result of grants under the Company’s stock option plan.

Amarc has a stock option plan which allows the management to issue options to its employees and non-employees based on the policies of the Company. If further shares, options, or warrants are issued, they will likely act as an upside damper on the trading range of the Company’s shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company’s shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company’s shares.

Penny stock classification could affect the marketability of the Company’s common stock and shareholders could find it difficult to sell their stock.

The penny stock rules in the United States require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These additional broker-dealer practices and disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States, and shareholders may find it more difficult to sell their shares.

The Company’s financial statements have been prepared assuming the Company will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

The Company’s financial statements have been prepared on the basis that it will continue as a going concern. The Company has prioritized the allocation of available financial resources in order to meet key corporate and mineral development expenditure requirements in the near term. The costs required to complete exploration and development of the Company’s projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc’s assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

The Company may from time to time be subject to litigation.

The Company may in future be subject to legal proceedings. If the Company is unable to resolve these matters favorably it may have a material adverse effect of the Company.

ITEM 4	INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Incorporation

Amarc Resources Ltd. was incorporated on February 2, 1993, pursuant to the Company Act (British Columbia, Canada) (the “BCCA”), as “Patriot Resources Ltd.” and changed its name on January 26, 1994 to “Amarc Resources Ltd.” The BCCA was replaced by the Business Corporations Act (British Columbia) (the “BCA”) in March 2004 and the Company is now governed by the BCA.

Amarc became a public company or “reporting issuer” in the Province of British Columbia on May 30, 1995. The common shares of Amarc were initially listed on the Vancouver Stock Exchange (“VSE”) on August 4, 1995, and continue to trade on the TSX Venture Exchange (“TSX Venture”) under the symbol AHR. The TSX Venture was formerly known as the Canadian Venture Exchange, the successor stock exchange to the VSE.

Amarc commenced trading on the OTC Bulletin Board (“OTCBB”) in the United States in June 2004 and on the OTCQB in August 2014 (at which time quotation of Amarc’s common shares on the OTCBB was discontinued), in each case under the symbol AXREF.

Offices

The head office of Amarc is located at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s registered office is in care of its attorneys, McMillan LLP, 1500 Royal Centre P.O. Box 11117, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, fax (604) 685-7084.

Company Development

Amarc has been engaged in the acquisition and exploration of mineral properties since its incorporation. The Company is currently actively exploring a number of properties located in British Columbia, Canada. All of the Company’s mineral properties are at the exploration stage.

B.       BUSINESS OVERVIEW

Amarc is in the business of exploring mineral properties. The Company’s exploration activities are primarily focused in British Columbia, Canada, where it has assembled a portfolio of projects through ground staking and option agreements. Exploration on these properties is aimed at ascertaining whether the properties host commercially viable mineral deposits.

British Columbia Mineral Tenure

On January 12, 2005, the Province of British Columbia adopted an on-line mineral tenure system that includes mineral tenure acquisition and tenure maintenance procedures, as well as a method of converting previous format claims (legacy claims) to new format claims (cell claims). All of the Company’s mineral tenures have been converted to cell claims resulting in new tenure numbers and marginally larger claim boundaries. The mineral claims are maintained through the completion of exploration activities referred to as “Assessment Work”. The financial requirements related to this exploration work are stated as $5 per hectare per year during the first two years following location of the mineral claim, $10 per hectare per year during the third and fourth years, $15 per hectare per year during the fifth and sixth years, and $20 per hectare per year for subsequent years. If the Assessment Work is not completed, the mineral claims may be maintained by a cash payment, but if this payment is not made before the forfeiture date, the tenure is relinquished. The required payment to maintain a mineral claim for one year is double the value of the Assessment Work for the particular year.

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

Mineral Properties, Exploration Activities and Plans

Amarc is a mineral exploration company with an experienced and successful management team focused on developing a new generation of porphyry copper mines in British Columbia. By combining strong projects with successful management, Amarc has created a solid platform to commence the value creation life cycle of a mineral exploration company.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit properties, located in southern, central and northern British Columbia, respectively, each with proximity to industrial infrastructure, power, rail and highways. Management believes that these projects represent significant potential for the discovery of important scale, porphyry copper-gold and copper-molybdenum deposits.

IKE Project

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge. Work at the IKE deposit discovery has now delineated a copper-molybdenum-silver mineralized system, measuring at least 3.5 km by 2 km, through combined induced polarization (“IP”) surveys, talus geochemical sampling and the earlier drilling of 21 core holes within a portion of the mineralized system. The IKE porphyry has the geological earmarks of important copper-molybdenum-silver mines like Morenci and Sierrita in Arizona, and Valley in British Columbia. In addition, at least five significant porphyry copper deposits targets have been established within 10 km of the IKE discovery that remain to be fully explored.

Amarc has entered into an earn-in agreement with Hudbay Minerals Inc. (“Hudbay”) to efficiently advance the IKE Project. Under the terms of the agreement Hudbay can earn an initial 50% interest in the IKE Project by spending $40 million of expenditures before December 31, 2021. Amarc is the current operator. Hudbay has confirmed 2018 funding of $1.6 million, which is to be focused on wide-spaced drilling within the very extensive IKE mineralized system in order to start delineating its overall geometry and copper-molybdenum-silver grade distribution.

DUKE Project

Amarc’s DUKE deposit and an adjacent 288 km2 porphyry copper district is located 80 km northeast of Smithers, British Columbia, and 30 km north of former mines (Bell and Granisle) operated by Noranda Mines. DUKE has been intermittently explored by prior operators with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes. Many of the historical holes drilled intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization that remains open both laterally and to depth.

Seven of the eight holes drilled by Amarc late last year and in early 2018, successfully outlined porphyry copper-style mineralization over an area currently measuring approximately 400 m north-south by 600 m east-west, and open to expansion in all directions. The deposit lies below flat-lying glacial till, which varies from 4 m to 18 m thick in the holes drilled, with mineralization extending to the depth of drilling – over 360 m deep. A single hole drilled one km north of the seven other Amarc holes at DUKE in order to test a geophysical IP that extends north and south from the DUKE deposit discovery area. This hole intersected substantial lengths of moderate to low grade copper and molybdenum mineralization, indicating the extensive nature of the DUKE porphyry copper system. The IP anomaly associated with the DUKE discovery measures some 4 km north-south by 1 km east-west.

JOY Project

Amarc’s 464 km2 JOY mineral property lies 310 km north of Mackenzie in a region of British Columbia considered to have high potential for the discovery of important scale, porphyry gold-copper deposits. The JOY claims are located 20 km north of the Kemess District, host to the former Kemess South Mine and the government-approved Kemess underground project. Recently, Centerra Gold Inc. purchased the Kemess District from AuRico Metals Inc. for $310 million.

Amarc considers the extensive JOY project claim holdings to be significantly underexplored, and to represent the northern extension of the Kemess gold-copper district. Highly favourable geology, geochemical sampling and geophysical surveys, along with drilling in 136 holes by past operators, has resulted in substantially narrowing the exploration focus. Amarc has identified a new 20 km long northeast trending structural corridor at JOY, the Finlay Magnetic Corridor, which hosts more than 10 compelling gold-copper porphyry deposit targets.

Amarc has also entered into an earn-in agreement with Hudbay to advance the JOY Project. Under the terms of this agreement Hudbay can earn an initial 50% interest in the JOY Project by spending $20 million of expenditures before December 31, 2021. Amarc is the current operator. The parties have agreed to include Amarc’s recently acquired PINE claims into the JOY Project. Hudbay has confirmed 2018 funding of $3.15 million of which $1.15 million will be paid to Amarc in 2018 towards its PINE acquisition costs.

Extensive field work is underway for 2018 including an airborne magnetics survey and systematic IP, geochemical and geological surveys over the more than 10 deposit-scale targets already identified within and adjacent to the Finlay Magnetic Corridor. Drilling is expected to follow, targeting sulphide systems delineated by the IP surveys for major gold-copper deposits.

Approach to Community Collaboration

Amarc is committed to working constructively with governments and stakeholders towards the responsible development of its projects, while contributing to the sustainable development of local communities. Work programs are planned to achieve high levels of environmental performance and local benefits, including providing opportunities for employment, contracting and training for local people. The Company is working hard to support government’s consultation duties to assist with timely and fair decision making. Amarc is committed to meaningful and constructive engagement with First Nations communities and favours comprehensive and progressive agreements at the early discovery-stage of project development. The Company believes that the best outcome is always achieved in the atmosphere of openness, constructive discussions and mutual respect from all interested parties.

The IKE and the Granite, Juno and Galore District Properties (collectively the IKE Project)

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties which make up the IKE Project.

Management believes that the IKE deposit discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets that remain to be drill tested, have the potential to possess the grades and tonnages necessary to develop into an important new British Columbia mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover these compelling deposit targets, as well as potential infrastructure sites.

IKE Deposit

The IKE Project is located approximately 33 km northwest of the historical mining communities of Gold Bridge and Bralorne, in south-central British Columbia. Core drilling of the IKE deposit is located above tree line within large and barren cirques. Although current access to the site is by helicopter, there is good infrastructure in the region. Mainline logging roads leading northwest from Gold Bridge extend to within 13 km of the southern extent of the IKE property. Power, railways and highways are all available in the area of Gold Bridge and the regional towns of Lillooet and Pemberton.

At IKE, limited historical drilling indicated the presence of a mineral system with characteristics that are favorable for the development of a viable porphyry copper-molybdenum-silver deposit. Three key historical drill holes (81-2, 11-1 and 11-2) spaced over 220 m apart intercepted long intervals of continuous, chalcopyrite and molybdenite mineralization with encouraging grades. These intersections include: 116 m of 0.46% copper equivalent (CuEQ) comprising 0.29% Cu and 0.043% Mo; 182 m of 0.41% CuEQ comprising 0.31% Cu, 0.022% Mo and 1.9 g/t Ag; and 64 m of 0.51% CuEQ, comprising 0.37% Cu, 0.024% Mo and 4.7 g/t Ag. All three of these historical holes ended in mineralization.

Amarc has made a significant new porphyry copper-molybdenum-silver discovery at IKE. All 21 wide-spaced core holes drilled by Amarc at IKE (2014-9 holes; 2015-9 holes; 2016-3 holes for a total of 12,360 m) have intersected long intervals of chalcopyrite and molybdenite mineralization, with grades that compare favourably to the range of copper equivalent grades at operating porphyry copper mines in British Columbia. Copper, molybdenum and silver mineralization has been intersected over an increasingly broad area measuring 1.2 km east-west by 1.0 km north-south, and 875 m vertically. The drilling indicates the potential for extensive resource volumes which remain open to expansion in all lateral directions and to depth. Notably the drilling completed to date has tested only a portion of the over plus 7 km2 IKE hydrothermal system.

Highlights from the 2014, 2015 and 2016 drill programs include:

•	247 metres of 0.41% CuEQ[1] @ 0.28% Cu, 0.030% Mo and 2.0 g/t Ag
•	123 metres of 0.41% CuEQ @ 0.32% Cu, 0.017% Mo and 2.5 g/t Ag
•	92 metres of 0.40% CuEQ @ 0.31% Cu, 0.020% Mo and 2.1 g/t Ag
•	194 metres of 0.47% CuEQ @ 0.30% Cu, 0.046% Mo and 0.8 g/t Ag
•	308 metres of 0.39% CuEQ @ 0.26% Cu, 0.032% Mo and 1.8 g/t Ag
•	97 metres of 0.45% CuEQ @ 0.32% Cu, 0.030% Mo and 2.2 g/t Ag
•	124 metres of 0.45% CuEQ @ 0.34% Cu, 0.022% Mo and 3.2 g/t Ag
•	214 metres of 0.37% CuEQ @ 0.26% Cu, 0.023% Mo and 2.2 g/t Ag
•	592 metres of 0.44% CuEQ @ 0.30% Cu, 0.032% Mo and 2.1 g/t Ag
•	86 metres of 0.47% CuEQ @ 0.33% Cu, 0.032% Mo and 2.2 g/t Ag
•	111 metres of 0.36% CuEQ @ 0.30% Cu, 0.010% Mo and 2.3 g/t Ag
•	148 metres of 0.53% CuEQ @ 0.39% Cu, 0.030% Mo and 2.9 g/t Ag
•	287 metres of 0.38% CuEQ @ 0.30% Cu, 0.017% Mo and 2.2 g/t Ag

[1]	Copper equivalent (CuEQ) calculations use metal prices: Cu US$3.00/lb, Mo US$12/lb and Ag US$18/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Assay results from all of Amarc’s 2014, 2015 and 2016 drill holes are summarized in the table below. In addition, a drill plan, cross section, maps and further results are presented in the corporate presentation on Amarc’s website at http://www.amarcresources.com.

Notably, IP geophysical work undertaken in 2017 showed the IKE mineralized system to be much larger than originally thought and is now known to extend for at least 3.5 km east-west by 2 km north-south, as outlined by IP surveys and talus fines geochemical sampling. Central to this large sulphide-mineralized system are the 21 discovery core holes drilled by Amarc in 2014 through 2016 and as described above. Maps, cross sections and figures illustrating the newly expanded IKE mineralized system and its potential are presented in the corporate presentation on Amarc’s website at http://www.amarcresources.com.

Hudbay, Amarc’s optionee at IKE, has confirmed 2018 funding of $1.6 million, which is to be focused on wide-spaced drilling within the very extensive IKE mineralized system in order to start delineating its overall geometry and copper-molybdenum-silver grade distribution. Permits from the provincial government for the 2018 field season are in hand.

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

IKE DISCOVERY TABLE OF 2014, 2015 and 2016 DRILL CORE ASSAY RESULTS4

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
IK14001	-45	0	742.2		55.0	213.7	158.7	0.37	0.27	0.020	2.5
					242.0	489.0	247.0	0.41	0.28	0.030	2.0
				incl.	242.0	275.0	33.0	0.43	0.35	0.011	4.1
				incl.	284.6	362.5	77.9	0.43	0.31	0.027	2.0
				incl.	372.9	395.2	22.3	0.43	0.25	0.045	1.7
				incl.	404.1	489.0	84.9	0.48	0.30	0.045	1.7
					528.0	634.6	106.6	0.28	0.23	0.009	1.9
IK14002	-45	100	551.1		57.3	180.1	122.8	0.41	0.32	0.017	2.5
					206.0	494.6	288.6	0.39	0.24	0.038	1.6
				incl.	206.0	440.0	234.0	0.42	0.26	0.040	1.7
				and	206.0	364.0	158.0	0.44	0.26	0.046	1.7
				and	368.5	440.0	71.5	0.40	0.27	0.031	1.7
					521.7	551.1	29.4	0.42	0.15	0.076	0.6
IK14003	-60	180	419.4		10.2	102.0	91.8	0.40	0.31	0.020	2.1
					282.0	365.0	83.0	0.19	0.08	0.029	0.7
IK14004	-50	90	388.6		128.0	189.0	61.0	0.27	0.13	0.036	0.9
IK14005	-60	0	772.7		32.0	80.0	48.0	0.27	0.23	0.007	1.4
					269.4	552.3	282.9	0.43	0.29	0.038	0.7
				incl.	269.4	463.2	193.8	0.47	0.30	0.046	0.8
					602.9	616.1	13.2	0.33	0.29	0.009	0.6
IK14006	-45	90	681.8		9.0	75.0	66.0	0.25	0.21	0.008	1.3
					124.0	574.3	450.3	0.36	0.24	0.028	1.7
				incl.	124.0	432.2	308.2	0.39	0.26	0.032	1.8
				and	124.0	207.8	83.8	0.42	0.31	0.026	2.2
				and	216.4	258.0	41.6	0.42	0.30	0.024	2.8
				and	381.9	432.2	50.4	0.69	0.35	0.088	1.8
				incl.	441.9	490.0	48.1	0.44	0.27	0.044	1.8
					671.0	681.8	10.8	0.33	0.28	0.007	2.0
IK14007	-60	90	688.5		7.9	24.9	17.0	0.30	0.22	0.020	1.1
					139.5	167.0	27.5	0.24	0.06	0.051	0.5
					223.0	274.0	51.0	0.22	0.05	0.048	0.5
					304.0	411.9	107.9	0.23	0.12	0.030	0.7
IK14008	-45	90	788.8		135.4	168.0	32.6	0.30	0.24	0.009	2.0
					233.0	258.5	25.5	0.33	0.23	0.023	1.5
					278.1	567.0	288.9	0.36	0.27	0.022	1.6
				incl.	287.7	384.3	96.6	0.45	0.32	0.030	2.2
				incl.	418.7	462.8	44.0	0.38	0.31	0.015	1.8
				incl.	484.0	564.0	80.0	0.38	0.30	0.018	1.6
					605.0	648.0	43.0	0.25	0.20	0.012	1.0
IK14009	-45	270	376.1		10.5	200.0	189.5	0.23	0.16	0.018	1.1
				incl.	10.5	98.0	87.5	0.28	0.20	0.019	1.4
IK15010	-45	88	615.0		207.0	417.0	210.0	0.40	0.30	0.018	2.9
				incl.	207.0	268.0	61.0	0.40	0.31	0.016	2.9
				incl.	293.0	417.0	124.0	0.45	0.34	0.022	3.2
				and	293.0	358.0	65.0	0.53	0.39	0.028	3.7
				and	378.0	417.0	39.0	0.41	0.32	0.016	2.9
					444.0	603.0	159.0	0.28	0.22	0.011	2.1
IK15011	-45	88	486.3		20.1	60.0	40.0	0.42	0.31	0.023	2.5
IK15012	-45	88	675.0		213.0	516.0	303.0	0.34	0.25	0.018	2.1
				incl.	213.0	286.0	73.0	0.33	0.28	0.008	2.2
				incl.	301.9	516.0	214.2	0.37	0.26	0.023	2.2
				and	301.9	371.3	69.4	0.45	0.32	0.028	3.0
				and	423.0	516.0	93.0	0.39	0.29	0.022	2.0
					549.5	558.0	8.5	0.47	0.35	0.026	3.0
IK15013	-45	88	693.3		33.0	693.3	660.3	0.41	0.28	0.030	2.0
				incl.	75.0	666.5	591.5	0.44	0.30	0.032	2.1
				and	75.0	99.0	24.0	0.42	0.24	0.044	1.9
				and	129.0	300.5	171.5	0.44	0.32	0.025	2.2
				and	435.5	666.5	231.0	0.56	0.37	0.045	2.7
IK15014	-45	88	480.9		249.7	335.2	85.5	0.47	0.33	0.032	2.2
IK15015	-50	268	423.3		312.3	420.3	108.0	0.41	0.15	0.067	1.5
				incl.	312.3	378.3	66.0	0.51	0.19	0.085	1.9
IK15016	-45	88	483.3		243.0	369.3	126.3	0.27	0.14	0.031	1.5
				incl.	285.0	360.3	75.3	0.29	0.17	0.029	1.7

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
IK15017	-45	88	441.3		15.0	75.0	60.0	0.29	0.26	0.005	1.6
					201.0	355.7	154.7	0.30	0.17	0.031	1.1
				incl.	240.0	355.7	115.7	0.33	0.18	0.039	1.2
IK15018	-45	88	441.3		138.0	159.0	21.0	0.33	0.25	0.016	1.5
					201.0	312.4	111.4	0.36	0.30	0.010	2.3
				incl.	216.0	288.3	72.3	0.43	0.35	0.013	2.5
				and	216.0	243.3	27.3	0.51	0.42	0.015	2.6
					471.3	730.5	259.2	0.25	0.20	0.010	1.3
				incl.	471.3	540.3	69.0	0.33	0.25	0.017	1.8
				and	651.3	730.5	79.2	0.29	0.23	0.012	1.5
IK16019	-45	85	477.0		201.9	222.0	20.1	0.27	0.16	0.022	1.9
IK16020	-45	85	699.0		123.0	156.0	33.0	0.36	0.27	0.019	1.8
					314.5	462.0	147.5	0.53	0.39	0.030	2.9
					549.0	596.2	47.2	0.51	0.20	0.082	2.5
IK16021	-45	80	747.0		81.0	126.0	45.0	0.26	0.24	0.003	1.2
					174.0	201.0	27.0	0.37	0.25	0.028	2.3
					219.8	288.0	68.3	0.32	0.22	0.019	2.5
					340.3	627.3	287.0	0.38	0.30	0.017	2.2
				incl.	340.3	432.0	91.7	0.43	0.30	0.027	2.7
				incl.	479.1	555.0	75.9	0.48	0.39	0.018	2.3

Notes:
[1]	Widths reported are drill widths, such that the true thicknesses are unknown.
[2]	All assay intervals represent length weighted averages.
[3]	Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
[4]	Some figures may not sum exactly due to rounding.

IKE District Targets

Important-scale porphyry copper (± gold ± molybdenum ± silver) deposit targets proximal to the IKE discovery were indicated by Amarc’s exploration in 2014, 2015 and 2016, and also in reports from sporadic historical exploration in the region by previous operators.

During the 2016 field season, these targets were evaluated by geochemical and geophysical surveys with the goal of establishing and prioritizing porphyry copper deposit targets for drilling. In addition, Amarc completed comprehensive regional geological mapping of the central 130 km2 of the IKE district in order to fully comprehend the overall mineral potential of the region.

The 2016 district surveys defined a number of significant porphyry copper deposit targets and, in addition, potential precious metal epithermal deposit targets. Age dating of porphyry mineralization discovered within the IKE district has confirmed at least four separate porphyry mineralizing events, which occurred over an exceptionally long period of 46 million years. These deposit targets are located along, to a few km inboard of, the contact of the northeastern margin of the Coastal Plutonic Complex (“CPC”) with older volcano-sedimentary rocks. In general, porphyry, porphyry-related and epithermal mineralization located closer to the CPC contact tends to be more gold-bearing whereas deposits such as IKE that lie inboard of the CPC contact are copper-molybdenum-silver dominated.

Results from Amarc’s 2016 district-wide, geophysical, geochemical and geological surveys are summarized in the Management’s Discussion and Analysis for the Nine Months Ended December 31, 2017 filed on www.sedar.com.

In 2017 work in the IKE district focused on exploration on a select number of the regional porphyry copper deposit targets located within 10 km of the IKE deposit and as delineated in the prior field seasons. Field programs included 20 km2 of detailed geological mapping, collection of 616 talus fines geochemical samples, completion of 82 line-km of IP surveys and exploration drilling of nine core holes totalling 2,796 m in three targets. At least five significant porphyry copper deposit targets have been established that require further exploration.

Mad Major

The Mad Major porphyry copper target, located 6 kilometres east of IKE, is associated with an approximately 10 km2 copper-molybdenum-tungsten geochemical anomaly, as compared to a similar style 6 km2 anomaly at IKE. Within this target area, talus fines and rock chip geochemical sampling have collectively defined an anomaly characterized by high concentrations of copper and molybdenum, combined with anomalous concentrations of tungsten and extensive potassic alteration. Like the IKE deposit, copper mineralization is hosted by multiple intrusive phases. Notably, continuous talus fines samples collected over a length of 3.5 kilometres across the anomalous area returned copper concentrations in the range of 0.10% to 0.50%, and as high as 0.80%. Approximately 1 kilometre east of these talus fines, six reconnaissance composite chip samples, each collected over lengths of approximately 30 metres, returned copper results of 0.15% to 0.22%. The Mad Major porphyry copper-molybdenum target is ready for exploration drilling.

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

Eight, very wide-spaced wildcat exploration holes in the IKE district were also completed at the Mad Major and OMG targets, a 32 km2 area which hosts pronounced anomalous copper, molybdenum and tungsten surface geochemical anomalies combined with extensive IP chargeability results. One hole (MM17005) in this extensive target returned copper and molybdenum values within an intrusive dyke-like body, as reported below. Further work is required to determine if a large, nearby, mineralized intrusive body could be the source of the well-mineralized dyke intersection.

MAD MAJOR/OMG 2017 Assay Results
Hole ID	Dip (0)	Azim (0)	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)
MM17005	-45	250	81	90	9	0.78	0.57	0.046	3.0

Notes:
[1]	Copper equivalent (CuEQ) calculations in both tables above use metal prices: Cu US$3.00/lb, Mo US$12/lb, Ag US$18/oz and Au US$1,300/oz (when reported). Metallurgical recoveries and net smelter returns are assumed to be 100%. Note that Au is included in the CuEQ calculations in respect to Rowbottom and DUKE but not for the IKE deposit or Mad Major.
[2]	Widths reported are drill widths, such that the true thicknesses are unknown.
[3]	All assay intervals represent length weighted averages.
[4]	Some figures may not sum exactly due to rounding.

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

In 2016, an IP survey confirmed a chargeability anomaly measuring 1.3 kilometres by 1 kilometre outwards from the mineralized historical percussion holes. This anomaly is unconstrained to the west. The Rowbottom porphyry deposit target is ready for delineation drilling.

One hole was drilled at the Rowbottom porphyry copper deposit target located 4.5 km northwest of the IKE deposit. This hole intersected significant intervals of porphyry copper-molybdenum mineralization hosting elevated silver and gold values, which are cut by a number of post mineral dykes. This hole was drilled into an IP anomaly measuring 1.3 km by 1.0 km that remains open for further surveying. Additional drilling is required both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit. Assay results from hole RB17001 are tabulated below.

ROWBOTTOM 2017 Assay Results
Hole ID	Dip (0)	Azim (0)	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
RB17001	-50	90	63	129	66	0.40	0.29	0.006	4.1	0.08
			333	354	21	0.51	0.38	0.007	4.3	0.11

Notes:
[1]	Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb and Mo US$8.00/lb. Metallurgical recoveries and net smelter returns are assumed to be 100%.
[2]	Widths reported are drill widths, such that the true thicknesses are unknown.
[3]	All assay intervals represent length weighted averages.
[4]	Some figures may not sum exactly due to rounding.

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

Buzzer

The Buzzer porphyry copper-gold target is located 6 kilometres north of IKE and 3.5 kilometres northwest of OMG. Historical drilling at Buzzer has returned some significant intervals of copper, gold, silver and molybdenum, including 65 metres of 0.60 CuEQ* @ 0.34% Cu, 0.18 g/t Au, 6.2 g/t Ag and 0.019% Mo, and 44 metres of 1.24% CuEQ @ 0.67% Cu, 0.50 g/t Au, 5.3 g/t Ag and 0.045% Mo. Although this mineralization appears closed off by historical drilling, IP surveys conducted by Amarc over a covered area 800 metres north of the known Buzzer mineralization has defined an open-ended 2.5 kilometre long by 600 metre wide IP chargeability anomaly which is now ready for drill testing.

—————————————————

*	Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Au US$1,100/oz, Ag US$17.00/oz and Mo US$8.00/lb. Metallurgical recoveries and net smelter returns are assumed to be 100%.

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

Engagement with local First Nations has contributed to the development of several capacity building programs consistent with Amarc’s Local Benefits Policy, including:

•	Collaborating closely with a First Nation to supply core boxes for the exploration program consistent with an Agreement signed between Amarc and a First Nation; and
•	Collaboration on a Job Skills Workshop and a First Aid Training Certification initiative with another First Nation.

In addition, Aboriginal and local community members comprised about 40% of Amarc site team in 2016, while approximately 70% of contracts let were awarded to local and regional-based companies. The Company also sponsored community events such as the Cariboo Aboriginal Youth Hockey Championship, and assisted with enhancements to the Bralorne community baseball field.

Amarc favours establishing progressive agreements with local First Nations that provide for shared decision making through project planning committees and participation in the Board, ownership possibilities, and meaningful economic benefits in relation to development of the IKE property. Amarc desires to advance these comprehensive discussions at the earliest stages of project development based on a view that the best outcomes are achieved in a climate of respect and mutual understanding, constructive dialogue and common interest.

Amarc proactively supports government’s duty to consult First Nations, to contribute to meaningful engagement opportunities and facilitate timely, fair and defensible permitting. After providing draft applications to First Nations for a period of initial review and after a rigorous review process by the provincial government, the Company in 2017 timely received two five-year, area-based permits for exploration activities at the IKE Project prior to the field season. A 300-hole drill permit and deemed authorization for 250 line-kilometres of IP surveys, provide Amarc with regulatory certainty and operational flexibility at site. Amarc has mobilized crews to the field for the 2017 drilling season at IKE.

IKE District Property Agreements

The mineral claims comprising the Juno property were staked and are owned 100% by Amarc. The property acquisition agreements relating to the IKE, Galore and Granite properties, which together with the JUNO property comprise the IKE project, are outlined below.

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

Agreement with Thompson Creek

On September 3, 2015 Amarc announced it entered into an Earn In Agreement with Thompson Creek Metals Company Inc. (now a wholly owned subsidiary of Centerra Gold Inc.) pursuant to which Thompson Creek was given the right to acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the Agreement, Thompson Creek also had an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

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

Agreement with Hudbay

On July 6, 2017 Amarc announced it had entered into a Mineral Property Farm-In Agreement with Hudbay, pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership in the IKE Project.

Under the terms of the Agreement, Hudbay can earn an initial 49% ownership interest in the IKE Project under a Stage 1 Farm-in Right by funding $25 million of expenditures before December 31, 2020, of which $3.3 million was committed for 2017 and $1.6 million is committed for 2018.

Provided its Stage 1 Farm-in Right is exercised, Hudbay can, pursuant to a Stage 2 Farm-in Right, elect to earn an additional 1% interest in the IKE Project (for a total 50% interest), by funding $15 million of additional expenditures (for a total of $40 million), also before December 31, 2020.

Stage 1 and Stage 2 Farm-in expenditures can be accelerated by Hudbay at its discretion. Amarc will be the operator during the Stage 1 and Stage 2 periods. A joint venture will be formed when Hudbay has acquired a 49% interest in the IKE Project.

Provided that Hudbay has exercised its Stage 2 Farm-in Right and acquired a 50% interest in the IKE Project, it can then elect to go forward via one of two paths.

First, Hudbay can replace Amarc as operator of the joint venture after it funds all project expenditures and completes a Feasibility Study for the IKE Project by December 31, 2025. Having gained operatorship, Hudbay can then choose to either go forward with Amarc in a 50/50 participating joint venture, or can instead elect to continue with its Farm-in (the “Stage 3 Farm-in Right”) to acquire an additional 10% interest in the IKE Project (for a total 60% interest). To exercise its Stage 3 Farm-in Right, Hudbay must fund all project expenditures required to submit a British Columbia Environment Assessment (“EA”) application for the IKE Project and, if applicable, a Canadian EA application, with the application(s) being accepted for review by December 31, 2026. In addition, Hudbay must also continue to fund all project expenditures until the necessary EA Certificate(s) are received. Following receipt of the EA Certificate(s), all IKE Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the joint venture.

As a second alternative path, Hudbay can elect, after exercising its Stage 2 Farm-in Right, to proceed directly to the Stage 3 Farm-in Right, so immediately becoming the operator, and acquire a further 10% interest (for a total 60% interest) by, as above, submitting and having accepted for review a British Columbia EA application and, if applicable, a Canadian EA application, by December 31, 2026. Again in this instance, Hudbay must also fund all project expenditures until receipt of the necessary EA Certificate(s). As with the first path, following receipt of the EA Certificate(s), all IKE Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the joint venture.

Hudbay has the right to defer either of its 2019 or 2020 expenditures, for a one-year period, subject to certain conditions. If this deferral occurs, Amarc will have a “co-expenditure right”, whereby it can incur and fund approved additional expenditures on the IKE Project up to the amount of the deferred expenditures. Hudbay may elect to reimburse Amarc for these additional expenditures, thereby retaining its interest in the Project. Under either path, If Hudbay does not submit the EA application(s) by December 31, 2026, then Amarc will become operator again.

In January, 2018 the Company amended the Agreement with Hudbay to extend the Stage 1 Farm-in Right period by one year to December 31, 2021 and to change the years that are subject to Hudbay’s expenditure deferral right to either of 2020 or 2021.

Agreement with the Optionors

Amarc holds a 100% interest in the IKE property. In December 2013, the Company entered into an Option and Joint Venture Agreement with Oxford Resources Inc. (“Oxford”), whereby the Company acquired the right to earn an 80% ownership interest in the IKE property by making cash payments totaling $125,000, issuing 300,000 shares, and by incurring approximately $1.86 million in exploration expenditures on or before November 30, 2015.

In July 2014 the Agreement was amended and Oxford assigned all of its interest in the IKE property, and the underlying option agreement with respect to the IKE property, to Amarc and converted its ownership interest in the IKE property to a 1% Net Smelter Return (“NSR”) royalty in consideration of a $40,000 cash payment. The 1% NSR royalty can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the Company’s sole election). The maximum aggregate amount payable under the NSR is $2 million.

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

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the other half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion) prior to December 31, 2018. Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion) to the Optionors annually commenced on December 31, 2015.

Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the Optionors.

In May 2017, the Company amended the agreement with the Optionors whereby it has the right to purchase 1% of the above mentioned 2% NSR royalty originally purchasable for $2 million prior to December 31, 2018, where Amarc now has the right to purchase that 1% for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE Property. In consideration of this amendment, beginning on December 31, 2017 the Company will make an additional Annual Advanced Royalty payment of $25,000 to the Optionors.

Granite Property Agreement

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd., whereby the Company can purchase a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000 (completed).

Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

Galore Property Agreement

In July 2014, the Company entered into an option and joint venture agreement (the “Galore Option Agreement”) with Galore Resources Inc. (“Galore”), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3 million in exploration expenditures within five years ($1.5 million of which may be in recordable assessment credits not directly incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option (collectively, the “Galore Option”), Galore and Amarc have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be.

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

In January 2017 Amarc announced that it had exercised the Second Option and had acquired a 100% interest in the Galore property from Galore, clear of any royalties to Galore, by making a final payment of $280,000. This transaction marks the successful completion by Amarc of a series of property dealings to acquire 100% of mineral claims and crown grants making up the entire IKE Project, subject to the final payment of $20,000 (completed January 16, 2018) to the underlying owners as noted above.

The DUKE Property

Amarc has secured a 100% interest in the DUKE mineral property as well as extensive adjacent mineral claims over nearby second-order exploration targets. DUKE is located 80 km northeast of Smithers, British Columbia, within the well-known Babine porphyry-copper district, 30 km north of former mines (Bell and Granisle) operated by Noranda Minerals Inc. between 1966 and 1992, and producing a total of 1.1 billion pounds of copper, 634,000 ounces of gold and 3.5 million ounces of silver . DUKE is also just 10 km northeast of the Morrison Deposit, a 225 million tonne copper-gold-molybdenum porphyry deposit with a completed Feasibility Study .

The property is accessible from Smithers by road and an industrial-scale barge crossing of Babine Lake from the town of Granisle. A longer, all-road commute is available from Fort St. James, 150 km to the southeast. Power extends to the former Bell mine.

DUKE was intermittently explored between 1965 and 2010 with geochemical, IP and magnetometer surveys and 30 shallow diamond drill holes. Extensive glacial cover precludes geological surveys and hinders geochemical survey interpretation, but most of the holes drilled intersected significant lengths of porphyry-style mineralization that remains open both laterally and to depth. For example, DDH-14, intersected 87 m of 0.40% Cu, 0.021% Mo, 2.2 g/t Ag and 0.05 g/t Au from 29 m to the end of the hole. Another hole, DDH-02, located 430 m southeast of DDH-14 intersected 107 m of 0.30% Cu, 0.011% Mo, 1.2 g/t Ag, and 0.06 g/t Au from 30 m. Porphyry mineralization was encountered by drill holes over an area of 800 m by 400 m which is open laterally in several directions. The average vertical depth of all holes drilled in this mineralized area is 90 m, with the deepest being only 124 m. Eighty percent of the holes drilled in this mineralized area bottomed in porphyry copper mineralization. Additionally, an historical IP survey results indicate a significant area of prospective ground has yet to be drilled.

Seven of the eight drill holes completed by Amarc in November 2017 and in early 2018, successfully outlined porphyry copper-style mineralization over an area currently measuring approximately 400 m north-south by 600 m east-west, and open to expansion in all directions. The deposit lies below flat-lying glacial till, which varies from 4 m to 18 m thick in the holes drilled, with mineralization extending to the depth of drilling – over 360 m deep. Mineralization is mainly hosted by biotite-feldspar-porphyry intrusions into volcanic rocks. These rock types also host the Bell, Morrison and Granisle porphyry copper deposits in the region.

A single hole drilled one km north of all other Amarc holes at DUKE in order to test the geophysical IP that extends north and south from the DUKE deposit discovery area. This hole intersected substantial lengths of moderate to low grade copper and molybdenum mineralization, indicating the extensive nature of the DUKE porphyry copper system. The IP anomaly associated with the DUKE discovery measures some 4 km north-south by 1 km east-west.

Assay results from the eight holes drilled by Amarc on the DUKE project are tabulated below. Drill-hole plans and cross sections are available on the Company’s website at www.amarcresources.com. The results indicate that Amarc has discovered another important, near surface, porphyry copper-molybdenum-silver-gold deposit. Over the next few months, the Company will consider how best to undertake the extensive further drilling required to delineate the geometry and grade distribution of this promising discovery.

The surrounding DUKE district covered by Amarc mineral claims, also hosts multiple additional porphyry copper exploration targets for future assessment.

DUKE PROJECT ASSAY RESULTS
Drill Hole ID	Dip (o)	Azim (o)	EOH (m)	Incl.	Form (m)	To (m)	Int. [2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
DK17001	59	266	519	Incl. Incl. Incl.	40 40 210 268 317 458 458 509	130 73 243 278 347 519 479 519	90 33 33 10 30 61 21 10	0.35 0.41 0.35 0.31 0.35 0.36 0.41 0.57	0.24 0.30 0.21 0.20 0.20 0.23 0.35 0.11	0.016 0.013 0.026 0.018 0.030 0.001 0.001 0.001	1.1 1.4 1.2 1.3 1.1 2.8 3.3 3.0	0.06 0.08 0.04 0.03 0.04 0.16 0.04 0.68
DK17002	45	270	527	Incl. Incl.	17 17 238 308 477 477	130 73 268 377 523 498	113 56 30 69 47 22	0.37 0.41 0.47 0.38 0.40 0.51	0.25 0.29 0.33 0.23 0.26 0.31	0.014 0.015 0.019 0.029 0.025 0.040	1.4 1.6 1.9 1.2 1.4 1.6	0.07 0.08 0.07 0.05 0.04 0.04
DK18003	50	267	529		32	68	36	0.30	0.21	0.010	1.0	0.06
					142	164	22	0.33	0.20	0.018	1.5	0.06
					395	407	12	0.47	0.21	0.004	2.3	0.34
DK18004	50	90	502		88	181	93	0.30	0.22	0.012	1.0	0.04
				Incl.	94	106	12	0.41	0.32	0.012	1.5	0.04
DK18005	55	267	485		14	344	331	0.34	0.22	0.019	1.0	0.04
				Incl.	71	232	161	0.40	0.26	0.025	1.1	0.05
				and	107	232	125	0.44	0.29	0.029	1.2	0.05
				and	212	232	20	0.64	0.45	0.033	2.0	0.06
				Incl.	308	344	36	0.43	0.30	0.020	1.3	0.07
DK18006	50	267	500		98	416	318	0.33	0.24	0.012	1.1	0.05
				Incl.	227	293	66	0.42	0.30	0.016	1.2	0.07
				Incl.	347	405	58	0.46	0.34	0.017	1.5	0.06
DK18007	55	267	560		373	544	171	0.33	0.24	0.010	1.0	0.06
				Incl.	373	394	21	0.42	0.34	0.010	1.3	0.05
				Incl.	406	424	18	0.40	0.30	0.011	1.2	0.08
				Incl.	466	544	78	0.38	0.28	0.012	1.2	0.08
DK18008	50	267	487		21	158	137	0.31	0.22	0.011	0.8	0.06
				Incl.	21	86	65	0.41	0.30	0.012	1.1	0.08
					447	464	17	0.38	0.28	0.010	1.4	0.07
71-02	45	90	163		30	128	98	0.40	0.30	0.012	1.2	0.07
71-10	45	90	170		18	165	147	0.40	0.27	0.017	1.8	0.07
				Incl.	62	165	102	0.47	0.31	0.021	2.1	0.09
71-14	90	0	115		29	115	87	0.53	0.40	0.021	2.2	0.05
71-19	90	0	90		47	80	34	0.43	0.27	0.026	2.0	0.05

Notes:

1	Copper equivalent (CuEQ) calculations use metal prices: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1300/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

2	Widths reported are drill widths, such that the true thicknesses are unknown.

3	All assay intervals represent length weighted averages.

4	Some figures may not sum exactly due to rounding.

Duke Property Agreement

In November, 2016, the Company entered into a purchase agreement with a private company owned by director Robert A. Dickinson to purchase 100% of the DUKE property (16 mineral claims) at the vendor’s direct acquisition costs of $168,996.

There are no royalties associated with the DUKE property.

The JOY Property (comprising the JOY and PINE properties and the Staked Claims)

The JOY Project comprises the JOY and PINE properties and also the Staked Claims acquired directly by Amarc. In 2016, the Company acquired 100% of the JOY property in the northern portion of the Project. In addition, Amarc concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 which provide that Amarc can purchase 100% of the PINE property. Subject to the deals with GFTEC and Cascadero being concluded, Hudbay and Amarc agreed to include both the PINE property and the Staked Claims into the JOY Project.

The JOY Project is located 310 km north-northwest of Mackenzie in an area of moderate topography in the Kemess District of north-central British Columbia, which historically has been one of British Columbia’s best areas for the discovery of precious metals-rich porphyry deposits. Seasonal roads cross the PINE property claims (southern part of the JOY Project), accessing the Pine deposit, and by road from the Brenda porphyry copper deposit, which come within approximately 0.5 km of the JOY Project. The JOY Project is also accessed by helicopter from staging, or from the Kemess mine site located 25 km due south. Power also extends to the Kemess mine site and its 300-person camp.

The Kemess District is well-known to Amarc’s technical team, as Hunter Dickinson Inc., with which Amarc is associated, is credited as the first company to recognize its true porphyry potential – acquiring both the early-stage Kemess South and Kemess North prospects into their operated company, El Condor Resources, and developing them into significant porphyry copper-gold deposits before that company was taken over. Northgate Minerals went on to produce 3 million ounces of gold and 780 million pounds of copper over a 12-year period to 20101 (Kemess South). More recently in January 2018, Centerra Gold Inc. concluded the purchase of the Kemess Project from former owner Aurico Metals for $310 million thereby acquiring the Kemess Underground Project, the Kemess East Deposit and the former Kemess South Mine infrastructure2 – news that only added to the impetus of the growing mineral exploration and discovery interest in this prodigious region. The advanced stage Kemess Underground Project has received its Environmental Assessment approval and concluded an IBA, in addition to which positive results from a Preliminary Economic Assessment were announced for Kemess East in 2017. Further, exploration drilling at the Kemess East Deposit returned intercepts such as 628 m grading 0.53 g/t Au and 0.41% Cu.

Amarc considers the JOY Project to represent the northern extension to the prolific Kemess porphyry gold-copper district. Highly favorable geology, surface geochemical sampling, along with the drilling of 136 hole by past operators, has resulted in narrowing the exploration focus to a number of important-scale, gold-copper deposit targets. One prime target area, the PINE Deposit is the subject of historical resource estimates that are not categorized as prescribed by National Instrument 43-101.

The 2017 programs at JOY included 50 km² of geological mapping, collection of 638 surface geochemical samples, completion of 49 line-km of ground IP and 470 line-km of airborne geophysical surveys along with drilling of 1,527 m in three core holes focused on the JOY property. This drilling tested a coincident IP geophysical and geochemical target on the JOY property claims. The three exploration holes returned strongly anomalous results in gold and zinc over significant intervals, hosted mainly within highly altered quartz monzonite intrusive and volcanic rocks. These results are comparable to those from two historical holes drilled by a previous operator some 2 km to the east on the adjoining PINE property claims. Taken together these long intervals of highly altered and anomalous core may represent a classic rock alteration style typically found flanking porphyry copper-gold deposits.

As work progressed in 2017, Amarc recognized the high potential for major gold-copper deposit discoveries on the PINE property claims. Notably, over 10 incompletely tested or untested multiple magnetic, geochemical and IP compelling porphyry gold-copper deposit targets occur in a prominent, 20 km long, northeast trending structural belt located 1.5 km south of Amarc’s 2017 drilling. Amarc has identified this compelling target trend as the Finlay Magnetic Corridor, which also hosts the historical Pine porphyry gold-copper deposit (see Amarc’s corporate presentation at www.amarcresources.com). As such the Company successfully concluded option agreements with GFTEC and Cascadero to acquire the PINE property claims.

Hudbay, Amarc’s optionee at JOY, has confirmed 2018 funding of $3.15 million of which $1.15 million will be paid to Amarc towards its PINE property acquisition costs and $2 million is to advance the JOY Project. Amarc will be the Operator. Extensive field work is underway for 2018 including an airborne magnetics survey and systematic IP, geochemical and geological surveys over the more than 10 deposit-scale targets already identified within and adjacent to the Finlay Magnetic Corridor. Drilling is expected to follow, targeting sulphide systems delineated by the IP surveys for major gold-copper deposits. Permits from the provincial government for the current 2018 exploration activities are in hand.

—————————————————

Notes:

1. MINFILE Number 094E 094, MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC .

2. Centerra Gold Inc. news release January 8, 2018.

Joy Property Agreement

The mineral claims comprising the Staked Claims were staked and are owned 100% by Amarc. The property acquisition agreements relating to the JOY Project, and also the JOY and PINE property claims are outlined below.

In November, 2016, the Company entered into a purchase agreement with a private company owned by director Robert A. Dickinson to purchase 100% of the JOY property claims (15 mineral claims) at the vendor’s direct acquisition costs of $335,299, which included required claim assessment work filings.

The property is subject to an underlying NSR royalty to a former owner from production which is capped at $3.5 million.

JOY Project Agreement with Hudbay

On August 22, 2017 Amarc announced it had entered into a Mineral Property Farm-In Agreement with Hudbay, pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership in the JOY Project.

Under the terms of the Agreement Hudbay can earn an initial 49% interest in the JOY Project under a Stage 1 Farm-in Right by funding $15 million of expenditures before December 31, 2020, of which $1.9 million was committed for 2017 and $2 million is committed for 2018.

When its Stage 1 Farm-in Right is exercised, Hudbay can, pursuant to a Stage 2 Farm-in Right, earn an additional 1% ownership interest in the JOY Project (for a total 50% ownership interest) by funding $5 million of expenditures (for a total of $20 million) also before December 31, 2020.

Stage 1 and Stage 2 Farm-in expenditures can be accelerated by Hudbay at its discretion. Amarc will be the operator during the Stage 1 and Stage 2 periods. A joint venture will be formed when Hudbay has acquired a 49% interest in the JOY Project.

Provided that Hudbay has exercised the Stage 2 Farm-in Right and acquired a 50% interest, it can then elect to go forward via one of two paths.

First, Hudbay can replace Amarc as operator of the joint venture after it funds all project expenditures and completes a Feasibility Study for the JOY Project by December 31, 2025. Having gained operatorship, Hudbay can then choose to either go forward with Amarc in a 50/50 participating joint venture or Hudbay can instead elect to continue with its Farm-in (the “Stage 3 Farm-in Right”) to acquire an additional 10% interest in the JOY Project (for a total 60% ownership interest). To exercise its Stage 3 Farm-in Right, Hudbay must fund all expenditures required to submit a British Columbia environmental assessment (“EA”) application for the JOY Project and, if applicable, a Canadian EA application, with the application(s) being accepted for review by December 31, 2026. In addition, Hudbay must also continue to fund all approved project expenditures until all necessary EA Certificates are received. Following receipt of the EA Certificate(s), all approved JOY Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the joint venture.

As a second alternative path, after exercising its Stage 2 Farm-in Right Hudbay can elect to proceed directly to the Stage 3 Farm-in Right, so immediately becoming the operator, and acquire a further 10% interest (for a total 60% ownership interest) by, like above, submitting a British Columbia EA application and, if applicable, a Canadian EA application by December 31, 2026. Again, in this instance, Hudbay must also fund all project expenditures until receipt of the necessary EA Certificate(s). Following receipt of project approvals from government, all approved JOY Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the joint venture.

Hudbay has a one-time right to defer either of its 2019 or 2020 expenditures in the Stage 1 or Stage 2 Farm-in periods, for a one-year period, subject to certain conditions. If this deferral occurs, Amarc will have a “co-expenditure right”, whereby it can incur and fund approved additional expenditures on the JOY Project up to the amount of the deferred expenditures. Hudbay may elect to reimburse Amarc for these additional expenditures, thereby retaining its interest in the Project. Under either alternative path, if Hudbay does not submit the EA application(s) by December 31, 2026, then Amarc will become operator again.

In January, 2018 the Company amended the Agreement with Hudbay to extend the Stage 1 Farm-in Right period by one year to December 31, 2021 and to change the years that are subject to Hudbay’s expenditure deferral right to either of 2020 or 2021. The parties have also agreed to include Amarc’s recently acquired PINE claims and the Staked Claims into the JOY Project.

PINE Property Agreements

In August, 2017 Amarc announced that it had concluded option agreements with each of GFTEC and Cascadero which enable Amarc to purchase 100% of the 323 km2 PINE property claims.

Agreement with Gold Fields Toodoggone Exploration Corporation (“GFTEC”)

Amarc’s wholly-owned subsidiary, 1130346 B.C. Ltd. (“Amarc Subco”), has entered into an option agreement with GFTEC (the “GFTEC Agreement”) pursuant to which Amarc Subco obtained the option (the “GFTEC Option”) to acquire all of GFTEC’s 51% interest in the PINE property.

Amarc Subco can exercise the GFTEC Option at any time within four years from the date of the GFTEC Agreement (the “Option Period”) by completing a listing of its shares on the TSX Venture and issuing to GFTEC such number of units so that GFTEC will hold 15% of Amarc Subco’s shares and 15% of any warrants to purchase Amarc Subco shares (on a fully diluted basis) following completion of the listing. GFTEC will have the right to maintain its 15% pro rata interest in Amarc Subco through participation in future fundraisings and other share issuances.

To maintain the right to exercise the GFTEC Option at any time over up to the four-year Option Period, Amarc must conduct in stages, up to a total of $2.75 million of exploration expenditures on the Project. But no expenditures are required after the GFTEC Option has been exercised.

GFTEC will retain a 2.5% net profits interest royalty (“NPI”) on mineral claims comprising about 96% of the PINE Property which are subject to a net smelter return royalty payable to a former owner (“Underlying NSR”) and a 1% net smelter returns royalty (“NSR”) on the balance of the claims that are not subject to the Underlying NSR. The NPI can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR can be reduced to 0.50% through the payment to GFTEC of $2.5 million in cash or shares.

If Amarc Subco does not exercise the GFTEC Option or terminates the GFTEC Agreement at any time during the four years Option Period, then Amarc Subco may be required to make a termination payment to GFTEC. The level of termination payment, if any, varies with the year of termination and the amount of any exploration expenditures completed; varying over the four-year option from a low of no payment to an absolute maximum of $1,375,000 in the event no exploration work was done by Amarc.

Agreement with Cascadero

Amarc has also entered into an option agreement (the “Cascadero Agreement”) with Cascadero pursuant to which Amarc was granted an option (the “Cascadero Option”) to acquire all of Cascadero’s 49% interest in the PINE Property. In order to exercise the Cascadero Option, Amarc is required to make staged cash payments to Cascadero in the aggregate amount of $1 million before October 31, 2018, and issue on a staged basis common shares in its capital to Cascadero having an aggregate value equal to $950,000 at a minimum per share value of 18 cents before October 31, 2018. In lieu of issuing any common shares, Amarc may elect to pay to Cascadero the value of the shares in cash.

Capped Royalty Agreement

The PINE property is subject to a 3% Underlying NSR royalty payable to a former owner. Amarc has reached an agreement with the former owner to cap the 3% NSR at $5 million payable from production for consideration totaling $100,000 and 300,000 Amarc shares, payable in stages through to January 31, 2019 (the “Capped Royalty Agreement”).

TSX Venture Approvals Received

The GFTEC Agreement, Cascadero Agreement and Capped Royalty Agreement were subject to TSX Venture approval which has been received.

Other Properties

Amarc’s focus with respect to its Newton and Galileo projects is to work towards venturing them out to third parties to further advance exploration.

Galileo – Blackwater District Property

Cautionary Note to U.S. Investors Concerning Estimates of Reserves

The following discussion uses the term “proven and probable reserves”. We advise U.S. investors that such mineral reserve estimates have been calculated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of probable reserves used in National Instrument 43-101 differ from the definition in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. In addition, disclosure of resources using “contained ounces” is permitted under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as a reserve as in place tonnage and grade without reference to unit measures. Accordingly, U.S. investors are cautioned that the proven and probable reserve estimates presented in this annual report, while in compliance with Canadian standards and regulations, may not meet the requirements of reserve disclosure under SEC guidelines.

Amarc owns a 100% interest in the Galileo property, which is located within the Blackwater district, approximately 75 km southwest of Vanderhoof, British Columbia, and 176 km southwest of northern British Columbia’s regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

The Company has completed an approximately 5,120 line-km of helicopter-borne, magnetic and electromagnetic geophysical survey over certain properties in the Blackwater district, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line-km of IP ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing.

The Galileo property is located approximately 35 kilometres from New Gold’s Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

Amarc has undertaken consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive working relationship.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

The current Newton deposit extends over an area of approximately 800 m by 800 m and to a depth of 560 m, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

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

Amarc’s Newton property is located some 100 km west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive and respectful working relationship with respect to the Newton property.

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest royalty. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR royalty, which royalty may be purchased by Amarc for $2 million at any time. Advance NSR royalty payments of $25,000 per annum commenced on January 1, 2011.

Corporate Update

Subsequent to March 31, 2018, Jeffrey Mason resigned as a director of the Company.

Location of Mineral Properties and Claim Information

All of the Company’s active properties are located in British Columbia. The nature of the Company’s interests in various mineral properties is described above. The locations of the currently active properties and details of mineral exploration claims and Crown Grants within British Columbia are shown on the map and claim table respectively below.

LOCATION OF THE COMPANY’S IKE, DUKE AND JOY PROJECTS

Mineral Claim and Crown Grant Information for Amarc’s BC Properties as of March 31, 2018

Program	Mineral Claim Numbers and Crown Grant Numbers (Crown Grants in italics)	Size (sq km)
Newton	208327, 414743, 507905, 507914, 511965, 511967, 514976, 514979, 514981, 606674, 606675, 606676, 606677, 606678, 606679, 606680, 606681, 606682, 606683, 606684, 606685, 606686, 606687, 606688, 606689, 606690, 606691, 606692, 606693, 606694, 606695, 606696, 606697, 606698, 606699, 606700, 606701, 606702, 606703, 606704, 606705, 606706, 606707, 606708, 606709, 606710, 606711, 606712, 606713, 606714, 606715, 606716, 606717, 615743, 615803, 615843, 615863, 616023, 681863, 681883, 681904, 681943, 681963, 682003, 682043, 682063, 682089, 682094, 682095, 682098, 682123, 682143, 682163, 682183, 682206, 682208, 682209, 682210, 682213, 682223, 682225, 682227, 682229, 682232, 682234, 682236, 682244, 682245, 682263, 682283, 682285, 682286, 682288, 682290, 682303, 682305, 682308, 682309, 682311, 682315, 682317, 682320, 682324, 682327, 682330, 682332, 682335, 682338, 682372, 682373, 682375, 682377, 682384, 682404, 682406, 682407, 685683, 685684, 685685, 685686, 685687, 685703, 685704, 685705, 685706, 685707, 685708, 685709, 685723, 685724, 685743, 685763, 685764, 685765, 685767, 685783, 685784, 685785, 685786, 685803, 840950, 840951, 840952, 840953	637
DUKE	548719, 1037003, 1037010, 1037015, 1037016, 1037017, 1037018, 1037021, 1037024, 1038439, 1038490, 1042004, 1042005, 1044544, 1044550, 1045582, 1046201, 1046202, 1046205, 1046680, 1046681, 1046682, 1046683, 1046684, 1047912, 1047913, 1047914, 1049427, 1049436, 1049932, 1050190, 1050191, 1051647, 1051648, 1059001, 1059002, 1059003, 1059004, 1059005, 1059006, 1059007	294
Galileo	705989, 705993	10
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

2643, 2644, 2649, 7831, 7832, 7833, 7834, 7835, 7836

		464
JOY	522028, 522029, 522030, 522031, 522032, 522033, 522034, 522035, 522036, 522037, 522038, 522039, 522040, 522043, 522048, 522118, 522119, 555589, 555590, 555591, 555595, 555597, 555601, 555604, 555606, 555608, 555609, 555613, 555615, 555620, 555622, 555624, 555626, 555628, 555629, 555630, 555631, 555632, 555633, 555634, 555635, 555636, 555637, 555638, 555639, 555640, 555641, 555642, 555643, 555644, 555645, 555646, 555647, 555648, 555649, 555650, 555651, 555652, 555653, 555654, 555655, 555656, 555657, 555658, 555659, 555660, 555661, 555662, 555663, 555664, 555665, 555666, 555667, 555668, 555669, 555670, 555671, 555672, 555673, 555674, 555675, 555676, 555677, 555678, 555679, 555681, 555682, 555683, 555684, 835518, 838405, 838407, 838408, 838410, 838411, 838412, 850101, 929502, 981665, 994536, 1012122, 1043004, 1052970, 1052971, 1053212, 1053214, 1053215, 1053217, 1053218, 1053445, 1053446, 1053451, 1053452, 1053453, 1053454	471
Silver Vista	568283, 568284, 856772, 1029184, 1029187, 1029189, 1049299, 1049300, 1052843, 1052849, 1052852, 1052853, 1053224, 1053225, 1053226, 1053227, 1053228, 1053229, 1053230, 1053231, 1053232, 1053233, 1053234, 1053235, 1053236, 1053237, 1053238, 1053239, 1053240	205
Others	516565, 542768, 542769, 544623, 544646, 544648, 544649, 545669, 545670, 545672, 545760, 545762, 560228, 560236, 560238, 574571, 556348, 580114, 580119, 580181, 580182, 580314, 546157, 546160	39

C.       ORGANIZATIONAL STRUCTURE

The Company has one subsidiary, 1130346 B.C. Ltd. (“Amarc Subco”), incorporated under the laws of British Columbia, Canada. Amarc Subco is a wholly-owned subsidiary of the Company incorporated for the purpose of entering into an option agreement. As at March 31, 2018, the Amarc Subco did not have any asset, liability, income, or expense.

D.       PROPERTY, PLANT AND EQUIPMENT

None of the Company’s properties have any material tangible fixed assets located thereon.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Amarc is a mineral exploration company with a portfolio of active exploration projects located in British Columbia, Canada. The Company’s business strategy is the acquisition and exploration of mineral properties. None of the Company’s properties have any mineral reserves or have been proven to host mineralized material which can be said to be “ore” or feasibly economic at current metals prices. The Company incurs significant exploration expenditures as it carries out its business strategy. As Amarc is an exploration stage company, it does not have any revenues from its operations to offset its exploration expenditures. Accordingly, the Company’s ability to continue exploration of its properties will be contingent upon the availability of additional financing.

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

The following discussion should be read in conjunction with the audited annual financial statements and the related notes accompanying this Annual Report. The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

Critical Accounting Policies and Estimates

The Company’s accounting policies are presented in note 2 of the accompanying audited annual financial statements.

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates, judgments and assumptions. Such estimates, judgments and assumptions may have a significant impact on the financial statements. These include but are not limited to:

•	estimate of the accrual of Mineral Exploration Tax Credits (“METC”);

•	the determination of categories of financial assets and financial liabilities; and

•	the carrying value and recoverability of the Company’s marketable securities.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral Exploration Tax Credits (“METC”)

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

Marketable securities

The Company’s investments in marketable securities are classified as available-for-sale (“AFS”) financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the exchange rate prevailing at the end of the reporting period. Changes in the fair value of AFS equity investments are recognized directly in equity.

A.        RESULTS OF OPERATIONS

Year Ended March 31, 2018 (“2018”) Versus Year Ended March 31, 2017 (“2017”)

The Company recorded a net loss of $2,072,000 during 2018 compared to a net loss of $1,043,000 during 2017. The decrease in net loss was mainly due to a decrease in both exploration and evaluation expenses, net of METC, and general and administration expenses.

($ 000’s)	2018	2017	Discussion

Exploration and evaluation, net of METC	6,686	2,926	Exploration activity during the 2018 period was focused on the IKE and JOY Projects’ drilling and related field programs. The exploration activity during 2017 was focused primarily on the IKE Project’s drilling and related field programs. The exploration activity during the 2018 period was higher due to increased exploration activity as discussed in this Annual Report.

Administration	1,053	732	Administration expenses increased during the 2018 period due to increased administration activities in support of the Company’s IKE and JOY Projects.

Interest expense on loans payable to director	128	137	Interest incurred on loans provided by a director. Interest expense decreased during the 2018 period due to partial repayment of the principal amounts on the loan outstanding during the period.

Amortization of finance charges	433	203	The amount relates to loan bonus through the issuance of share purchase warrants to a director. Relates to loan provided by the director in November 2014 and September 2015.

Loss on disposition of AFS financial assets	1	15	The Company routinely disposed of some of its marketable securities during 2018 and 2017.

Year Ended March 31, 2017 (“2017”) Versus Year Ended March 31, 2016 (“2016”)

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

Year Ended March 31, 2016 (“2016”) Versus Year Ended March 31, 2015 (“2015”)

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

B.        LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Historically, the Company’s sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company’s ongoing

At March 31, 2018, the Company had a cash balance of $3,308,000 and working capital of approximately $1,836,000. The Company plans its cash spending based on availability of funds.

In September 2017, the Company announced a private placement financing, issuing 13,045,500 Common Shares at a price of $0.20 per Common Share for gross proceeds of $2,609,100, and incurred share issuance costs of $127,800 for net proceeds of $2,481,300.

Further advancement and development of the Company’s mineral property interests will require additional funding from a combination of the Company’s shareholders, existing or potential new optionees and joint venture parties, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its optionees for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

The Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations.

Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Requirement of Financing

Historically, Amarc’s sole source of funding has been provided from the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Like all exploration stage companies, Amarc will need to raise additional financing to meet its business objectives.

The Company presently does not have any material commitments for capital expenditures and accordingly, can remain somewhat flexible in directing its exploration activities to the availability of funds.

Financial Instruments

Amarc keeps its financial instruments primarily denominated in Canadian Dollars with a very small amount held in U.S. Dollars. The Company does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Amarc’s current needs are invested in short-term near-cash investments.

Amarc does not have any material, legally enforceable obligations requiring it to make capital expenditures and accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

C.       RESEARCH EXPENDITURES

Amarc does not carry out any research or development activities. Please refer to Item 5.A and Item 5.B above for a discussion of the exploration expenditures that the Company has incurred in connection with the exploration of the Company’s mineral properties.

D.       TREND INFORMATION

As a natural resource exploration company, Amarc’s activities reflect the traditional cyclical nature of metal prices. Consequently, Amarc’s business is primarily an “event-driven” business based on exploration results.

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2013	3.34/lb	10.40/lb	1,397/oz	23.82/oz
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017	2.88/lb	7.26 /lb	1,275/oz	17.01/oz
2018 (to the date of this Annual Report)	3.10/lb	11.65/lb	1,308/oz	16.54/oz

E.       OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2018:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt Obligations (gross amount)	$1,000,000	$–	$1,000,000	$–	$–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities Reflected on the Company's Balance Sheet under IFRS	–	–	–	–	–
Total	$1,000,000	$–	$1,000,000	$–	$–

The Company has no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G.       SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
Rene G. Carrier	1944	Director	May 2008
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Ronald W. Thiessen	1952	Chief Executive Officer and Director	September 1995
Diane Nicolson(2)	1965	President and Director	January 2008
Luqman Khan	1971	Chief Financial Officer	April 2016
Trevor Thomas	1967	Secretary	February 2008
(1)	To the best of the Company’s knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.
(2)	In June 2017, Diane Nicolson was appointed as a director of the Company.

The following is biographical information on each of the persons listed above:

Rene Carrier – Director

Mr. Carrier has been the President of Euro-American Capital Corporation, a private investment company, since May 1991. He served as Vice-President of Pacific International Securities Inc. where he worked for ten years until 1991. He served as Lead Director of International Royalty Corp. (“IRC”) from 2003 to 2010. IRC was a global mineral royalty company engaged in the acquisition and creation of natural resource royalties which was acquired by Royal Gold Inc. in 2010. He also served as an independent director of Chartwell Technology Inc. from July 1991 to April 2007.

Mr. Carrier is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Cayden Resources Inc.	Director	October 2013	November 2014
Curis Resources Ltd.	Director	November 2010	November 2014
Heatherdale Resources Ltd.	Director	November 2009	Present
Nanotech Security Corp.	Director	April 2014	March 2015
Rathdowney Resources Ltd.	Director	March 2011	Present
Quartz Mountain Resources Ltd.	Director	December 2017	Present
TerraX Minerals Inc.	Director	May 2017	Present

Barry Coughlan – Director

Mr. Coughlan is a self-employed businessman and financier, and senior executive with extensive international experience in capital markets who has been involved in the financing of publicly traded companies for over 30 years. During this period Mr. Coughlan has been involved in the financing of over 30 private companies, which subsequently listed on both international and North American financial markets. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

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

Robert Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the BC Mining Museum and a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
Taseko Mines Limited	Director	January 1991	Present

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

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	June 2017	Present
	President	November 2014	Present
	Executive Vice President	September 2012	November 2014

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Curis Resources Ltd.	Secretary	June 2013	November 2014
Heatherdale Resources Ltd.	Secretary	June 2013	Present
Mineral Mountain Resources Ltd.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Quadro Resources Ltd.	Director	July 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Taseko Mines Limited	Secretary	July 2008	Present

B.       COMPENSATION

During the Company’s financial year ended March 31, 2018, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $218,000.

Ronald W. Thiessen, Chief Executive Officer, Luqman Khan, Chief Financial Officer, Paul Mann, Former Chief Financial Officer, and Diane Nicolson, President are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company’s most recently completed financial year of March 31, 2018 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total Compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Ronald Thiessen Chief Executive Officer (1)	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	$49,905	Nil	Nil	Nil	Nil	Nil	Nil	$49,905
Diane Nicolson President	2018	$200,000	Nil	Nil	Nil	Nil	Nil	Nil	$200,000
	2017	$156,000	Nil	Nil	Nil	Nil	Nil	Nil	$156,000
	2016	$179,809	Nil	Nil	Nil	Nil	Nil	Nil	$179,809
Luqman Khan Chief Financial Officer (1) (2)	2018	$18,000	Nil	Nil	Nil	Nil	Nil	Nil	$18,000
	2017	$23,000	Nil	Nil	Nil	Nil	Nil	Nil	$23,000
Paul Mann Former Chief Financial Officer (1) (2)	2016	$26,362	Nil	Nil	Nil	Nil	Nil	Nil	$26,362

Notes:

(1)	Mr. Thiessen, Mr. Khan and Mr. Mann did not serve the Company on a substantially full-time basis.

(2)	Mr. Mann was replaced as CFO in April 2016 by Mr. Khan.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company’s most recently completed financial year of March 31, 2018 is as set out below:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Barry Coughlan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Scott Cousens (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Dickinson (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jeffrey Mason	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Notes:
(1)	Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson is allocated to the Company on the basis of estimated time spent in respect of the Company’s business.

C.       BOARD PRACTICES

All of the Company’s directors were elected at the annual general meeting of shareholders held on November 22, 2017. All directors have a term of office expiring at the next annual general meeting of the Company’s shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the “Board”).

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Amarc or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument NI 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and by reviewing corporate developments with larger shareholders, analysts and potential industry joint venture parties, where it deems necessary.

Messrs. Coughlan and Carrier are independent. Messrs. Cousens, Dickinson, and Thiessen, and Ms. Nicolson are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus, the Board members are well versed in the obligations of directors and the expectations of independence from management.

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

Audit Committee

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is available at the Company’s website, www.amarcresources.com.

Composition of the Audit Committee

As of the date of this document, the members of the audit committee were Rene Carrier and Barry Coughlan. All members are financially literate and all are independent.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

•	the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•	reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor that was not adopted by the Board.

The Company’s auditor De Visser Gray LLP has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees (“NI 52-110”), as adopted by the Canadian Securities Administrators (including the British Columbia and Alberta Securities Commissions which have jurisdiction over the Company, the “CSA”), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the current year, by virtue of the Company being a “venture issuer” (as defined in NI 52-110).

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

Part 5 of NI 52-110 requires an annual information form that is filed by a non-exempt reporting issuer under National Instrument 51-102 – Continuous Disclosure Obligations, as adopted the CSA, to include certain disclosure about the issuer’s audit committee, including, among other things: the text of the audit committee’s charter; the name of each audit committee member and whether or not the member is independent and financially literate; whether a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the issuer’s board of directors, and the reasons for the board’s decision; a description of any policies and procedures adopted by the audit committee for the engagement of non-audit services; and disclosure of the fees billed by the issuer’s external auditor in each of the last two fiscal years for audit, tax and other services.

D.       EMPLOYEES

At March 31, 2018, Amarc had the following employees:

	March 31, 2018	March 31, 2017	March 31, 2016
Full-time salaried	–	–	–
Hourly	4	2	–

Amarc’s administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E.       SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2018, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 30,441,925 common shares (18.04%), or 35,441,925 (21.00%) on a diluted basis.

As at March 31, 2018, the Company’s directors and senior management beneficially own the following number of the Company’s common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
Rene G. Carrier (3)	400,000 common shares	0.24%
Barry Coughlan (3)	86,000 common shares	0.05%
Scott D. Cousens	148,300 common shares	0.09%
Robert A. Dickinson (2)	22,971,733 common shares 5,000,000 share purchase warrants	13.61%
Ronald W. Thiessen	3,109,392 common shares	1.84%
Jeffrey R. Mason (3)	2,878,500 common shares	1.71%
Diane Nicolson	718,000 common shares	0.43%
Trevor Thomas	130,000 common shares	0.08%
Total	30,441,925 common shares 5,000,000 purchase warrants	18.05%

Notes:

(1)	The information as to the number of Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)	Certain of these common shares are beneficially owned through private companies controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.

(3)	Member of the audit committee. Mr. Mason subsequently resigned as a director in April, 2018.

Share Option Plan

As of the date of this document, there were nil options outstanding pursuant to the Company’s share option plan (the “Plan”), described below, and an aggregate of 16,878,622 common shares remained available for issuance pursuant to the Plan, described below.

Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the “Plan”). The Plan is required to comply with the policies of the TSX Venture.

In order to increase the Company’s flexibility and to bring the Company’s share option incentive program in line with the current regulatory regime, the Board approved a new rolling share option plan (the “New Plan”) on August 13, 2010 to replace the plan previously approved and confirmed by the shareholders on September 21, 2004 and September 29, 2009, respectively. The New Plan was approved by shareholders at the Company’s annual general meeting (the “Meeting”) held on September 15, 2010. Under TSXV rules the Plan must be approved by the Company’s shareholders annually.

Subject to certain restrictions described below, the Plan is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. At the date of approval of the New Plan, all outstanding options were rolled into and deemed to be granted under the New Plan.

The exercise price of each option is set by the board of directors at the time of grant based on the market price on the date preceding the date of grant. Options can have a maximum term of ten years and typically terminate ninety days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the board of directors at the time the options are granted.

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

Other Limitations

The Company must not grant an option to a director, employee, consultant, or consultant company (the “Service Provider”) in any twelve (12) month period that exceeds five percent (5%) of the outstanding shares, unless the Company has obtained approval by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders’ meeting, excluding votes attaching to shares beneficially owned by Insiders and their Associates (defined below) (“Disinterested Shareholder Approval”);

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

Shareholder	Securities Beneficially Owned or Controlled	As a % of the outstanding common shares
Sun Valley Gold Master Fund Ltd	14,615,384	8.66%
Robert A. Dickinson	22,971,733	13.61%

For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of the date of this document, Amarc had authorized unlimited common shares without par value, of which 168,786,227 were issued and outstanding. Amarc’s authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this Annual Report, Amarc’s register of shareholders indicates that Amarc’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	32	154,292,459	91.41%
United States	7	12,955,306	7.68%
Other	1	1,538,462	0.91%
TOTALS	38	168,786,227	100.00%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Amarc’s securities are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 510 Burrard Street, Vancouver, Canada (604) 661-9400 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Amarc does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

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

Insider Reports Under the Securities Acts of British Columbia and Alberta

Since the Company is a reporting issuer under the Securities Acts of British Columbia and Alberta, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Amarc’s common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.       RELATED PARTY TRANSACTIONS

Except as disclosed below, or otherwise disclosed in this Annual Report on Form 20-F, Amarc has not, since April 1, 2012, and does not at this time propose to:

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

Hunter Dickinson Services Inc. (“HDSI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

The Company has 2 directors in common with HDSI, namely: Robert Dickinson and Ronald Thiessen. Also, the Company’s president, chief financial officer, and corporate secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

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

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The disclosure for the transactions with HDSI has been included in note 10 of the accompanying financial statements of the Company.

Director’s Loan

In November 2014, the Company announced that it has entered into a $1 million unsecured Loan Agreement (the “Loan”), with a non-arm’s length director and officer of the Company (the “Lender”) at an interest rate of prime plus 2% per annum and with a maturity date of November 2015. In connection with the Loan, Amarc issued to the Lender a loan bonus of 2,500,000 previously unissued common shares in its capital with a fair value of $187,500. The Company and the Lender has agreed to two extension terms for the Loan to May 2016 for 7% fixed interest rate and to November 2016 for 9% fixed interest rate, respectively.

In December 2016, the Loan was extended for an additional three years on customary terms and conditions, and the principal sum was increased to $1,500,000 by way of an additional advance of $500,000.

In September 2017, $500,000 of the Loan was repaid to the Lender, leaving a balance outstanding of $1,000,000.

In September 2015, the Company announced that it has entered into an additional $500,000 unsecured Loan Agreement with the Lender at a rate of 7% per annum and with a maturity date of September 2017. Amarc issued a loan bonus in the form of 5,555,555 warrants, each entitling the holder to acquire one common share of Amarc for 2 years at a price of $0.09 per share. In September 2017, this loan was fully repaid.

Refer to note 8 of the accompanying financial statements of Amarc for additional monetary disclosures about the abovementioned loans.

C.       INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.       FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc’s audited annual financial statements as at and for the years ended March 31, 2018, 2017 and 2016. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

Legal Proceedings

Amarc is not involved in any legal, arbitration or governmental proceedings and, to Amarc’s knowledge, no material legal, arbitration or governmental proceedings involving Amarc are pending or contemplated against Amarc.

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

A.       OFFER AND LISTING DETAILS

Trading Markets

Amarc’s common shares have been listed in Canada on the TSX Venture (and its predecessors) since August 1995, under the symbol AHR.

The Company’s common shares were traded in the U.S. on the OTCBB from June 2004 until August 2014, and have been traded on the OTCQB since August 2014, in each case under the symbol AXREF.

The following tables set forth for the periods indicated the price history of the Company’s common shares on the TSX Venture and on the OTCQB.

	TSX Venture Exchange		OTCBB/OTCQB
Fiscal Year Ended March 31,	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2018	0.26	0.12	0.21	0.09
2017	0.16	0.06	0.12	0.04
2016	0.17	0.04	0.14	0.02
2015	0.18	0.06	0.13	0.05
2014	0.12	0.04	0.08	0.02
2013	0.44	0.07	0.43	0.07

	TSX Venture Exchange		OTCQB
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4 2018	0.17	0.12	0.14	0.09
Q3 2018	0.20	0.14	0.15	0.11
Q2 2018	0.26	0.17	0.21	0.13
Q1 2018	0.21	0.14	0.15	0.11
Q4 2017	0.16	0.08	0.12	0.06
Q3 2017	0.11	0.07	0.08	0.05
Q2 2017	0.13	0.08	0.10	0.06
Q1 2017	0.08	0.06	0.06	0.04
Q4 2016	0.08	0.04	0.06	0.02
Q3 2016	0.11	0.05	0.08	0.03
Q2 2016	0.11	0.07	0.08	0.06
Q1 2016	0.17	0.09	0.14	0.07
Q4 2015	0.18	0.07	0.13	0.06
Q3 2015	0.13	0.07	0.11	0.06
Q2 2015	0.13	0.06	0.10	0.05
Q1 2015	0.07	0.06	0.07	0.05

	TSX Venture Exchange		OTCQB
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
July 2018 (to July 26, 2018)	0.10	0.07	0.07	0.05
June 2018	0.10	0.08	0.08	0.07
May 2018	0.13	0.09	0.11	0.07
April 2018	0.14	0.12	0.11	0.09
March 2018	0.14	0.12	0.11	0.09
February 2018	0.14	0.12	0.12	0.09
January 2018	0.17	0.14	0.14	0.11

B.       PLAN OF DISTRIBUTION

Not applicable.

C.       MARKETS

The shares of Amarc traded in Canada on the TSX Venture (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since August 1995 under the trading symbol AHR. Amarc’s shares were traded on the OTCBB from June 2004 until August 2014, and have been traded on the OTCQB since August 2014, in each case under the symbol AXREF.

D.       SELLING SHAREHOLDERS

Not applicable.

E.       DILUTION

Not applicable.

F.       EXPENSES OF THE ISSUE

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

Amarc’s original corporate constituting documents comprised of the Memorandum and Articles of Association were registered with the British Columbia Registrar of Companies under Corporation No. 436691. A copy of the Company’s original Articles of Association was filed as an exhibit with Amarc’s initial registration statement on Form 20-F.

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

The Company subsequently filed a Notice of Articles with the Registrar of Companies on October 2, 2004. The Notice of Articles and the Articles constitute the constating documents of the Company, and have superseded the Memorandum and Articles of Association. The Articles of a company, among other things, set out rules for the conduct of its business and affairs; they are no longer required to be filed with the Registrar of Companies, but are required to be kept as part of the company’s corporate records.

On October 22, 2004, the Company filed a Notice of Alteration with the Registrar of Companies to remove the former limitation on its authorized share capital of 100,000,000 common shares without par value. As a result, the Company’s authorized share capital now consists of an unlimited number of common shares without par value. The Registrar of Companies issued a Notice of Articles dated October 22, 2004 to reflect this change.

Under the BCA, every “pre-existing company’ remained subject to certain “Pre-existing Company Provisions” contained in the BCCA unless such provisions were removed with the approval of the shareholders. In order to take full advantage of the flexibility offered by the BCA, the shareholders adopted a special resolution on October 12, 2005 authorizing the removal of the Pre-existing Company Provisions and the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. On January 31, 2006, the Company filed a Notice of Alteration with the Registrar of Companies to remove the Pre-Existing Company Provisions, and the Registrar of Companies issued a Notice of Articles to reflect this change.

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

Borrowing Powers

Under the original Articles of Association, the Company could borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflected the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the Company’s Articles now provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person.

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

Alternate Directors

The original Articles of Association permitted a director to appoint another director as his alternate. The Company’s Articles now permit a director to appoint anyone as his alternate, as long as that person is qualified to act as a director.

Amendment of Articles and Notice of Articles

The Articles provide that the general authority required to amend all provisions of the Company’s Articles and the Notice of Articles, other than as set out in the BCA as specifically requiring a special resolution, can be effected as an ordinary or by directors’ resolution. The Company’s Articles provide that the Company may amend provisions of the Articles and Notice of Articles relating to certain aspects of its Shares and authorized share structure by ordinary resolution. A share consolidation or a share split and name change of the Company can only be done by a resolution of the directors. The default provision under the BCA is a special resolution where the Articles are silent as to the type of resolution required.

The Articles also provide that the attachment, variation and deletion of special rights and restrictions to any class of shares may be authorized by ordinary resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a “special separate resolution” is required.

All special resolutions of the Company must be adopted by a majority of two-thirds of votes cast; the Company’s original Article of Association required special resolutions to be adopted by a majority of three-quarters of the votes cast.

Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the Articles provide that shareholders’ meetings may be held at such place as is determined by the directors.

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

On September 26, 2006, the shareholders adopted an ordinary resolution authorizing the creation of a new class of Preferred Shares without par value and without a maximum authorized number, issuable in series, on such terms as may be determined by the Company’s directors for each such series. On August 17, 2007, the Company filed a Notice of Alteration with the Registrar of Companies to create the new class of Preferred Shares, and the Registrar of Companies issued a Notice of Articles to reflect this change.

As a result, the authorized share structure of the Company now includes, in addition to a class of common shares without par value and without a maximum number, a class of Preferred Shares without par value and without a maximum number. The Preferred Shares may be issued in series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions.

The special rights and restrictions attaching to the Preferred Shares are set forth in Article 26 of the Articles, and effectively provide the directors with wide latitude to create a series of Preferred Shares which may be convertible into Common Shares, and have attached to them rights that rank ahead of Common Shares in respect of entitlement to assets and dividends.

C.       MATERIAL CONTRACTS

Amarc’s only material contract as of the date of this Annual Report is:

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

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-Canadian who proposes to acquire Common Shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own adviser; and, except where expressly noted, it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts and joint ventures. Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Economic Development (the “Minister”) (or the Minister of Canadian Heritage for investments in a Canadian business engaged in any of the activities of a “cultural business”), is satisfied that the investment is likely to be of net benefit to Canada.

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

To determine whether an investment is reviewable under the Investment Act it is necessary to consider certain matters, including whether the investor is a state-owned enterprise; whether the investor is a “WTO investor” (i.e., controlled by persons who are citizens of countries that are members of the World Trade Organization (“WTO”)), and, if so, whether the WTO investor is party to certain free trade agreements; the enterprise value of the assets of the Canadian business being acquired; and whether the Canadian business being acquired is a cultural business.

An acquisition of control of a Canadian business by a non-Canadian that falls below the thresholds for review under the Investment Act does not require the filing of an application for review. However, even where an investment falls below the thresholds, it must still be notified by way of a short form to the Investment Review Division of the Department of Innovation, Science and Economic Development Canada (or the Department of Canadian Heritage for cultural cases). Notifications may be submitted by the investor any time before or up to 30 days after implementation of the investment.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to Common Shares of the Company are exempt from the Investment Act, including

(a)       acquisition of Common Shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)       acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, if the investment is subject to approval under certain other legislation, and

(c)       acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of Common Shares, remained unchanged.

E.       TAXATION

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”) and at all relevant times, is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”) and at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisers with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), entities considered fiscally transparent under applicable law, or otherwise.

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

Provided that the Company’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length for purposes of the Tax Act, partnerships in which the U.S. Holder or such persons holds a membership interest directly or indirectly, (or the U.S. Holder together with any such foregoing persons) or partnerships, owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisers in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our common stock. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common stock. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon whom this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership or disposition of our common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; and (i) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of the outstanding stock of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our common shares in connection with carrying on a business in Canada; (d) persons whose common shares in our Company constitutes “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership or disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership or disposition of our common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended March 31, 2018, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

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

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder owns our common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns our common shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in such common shares or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election.

Under the default PFIC rules:

•	any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of our common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it, together with all other distributions received in the relevant tax year, exceeds 125% of the average annual distribution received during the preceding three years) received on our common shares or with respect to the stock of a Subsidiary PFIC will be allocated rateably to each day of such U.S. Holder’s holding period for our common shares;

•	the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

•	an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and
•	any loss realized on the disposition of our common shares generally will not be recognized.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to our common shares.

If a U.S. Holder makes a timely and effective QEF Election, the U.S. Holder must include currently in gross income each year its pro rata share of the Company’s ordinary income and net capital gains, regardless of whether such income and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary income or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in our common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in our common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of our common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary income and net capital gains for the year. U.S. Holders should be aware that there can be no assurance that the Company will satisfy the recordkeeping requirements that apply to a QEF or that the Company will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election applies. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company and any Subsidiary PFIC.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimus quantities on at least 15 days during each calendar quarter. If our common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to our common shares but not with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to our common stock generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such stock as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such stock as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in our common shares generally will be increased by the amount of ordinary income recognized with respect to such stock. If the U.S. Holder’s adjusted tax basis in our common shares as of the close of a tax year exceeds the fair market value of such stock as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such stock for all prior taxable years. A U.S. Holder’s adjusted tax basis in our common shares generally will be decreased by the amount of ordinary loss recognized with respect to such stock. Any gain recognized upon a disposition of our common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as ordinary loss to the extent of the net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to our common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of our common shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership, sale or other taxable disposition of our common shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s shares of our common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on our common shares, and (b) proceeds arising from the sale or other taxable disposition of our common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (“TIN”) (generally on Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules are allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

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

A.       TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

Amarc’s operations do not employ financial instruments or derivatives which are market sensitive and Amarc does not have financial market risks that it deems to be material.

B.       EXCHANGE RATE SENSITIVITY

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

C.       INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc’s liabilities consist of routine accounts payable, balance due to a related party, and a short-term and long term loan payable to a director of the Company. The loans bear fixed interest rates. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to Note 8 of the accompanying audited annual financial statements for the year ended March 31, 2018.

Some of the Company’s marketable securities are subject to equity price risk as they relate to shares held in publicly-traded companies. Given the small value of the Company’s marketable securities, equity price risk for the Company is nominal.

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report on Form 20-F, an evaluation was carried out with the participation of the Company’s management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the President and CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 20-F, the Company’s disclosure controls and procedures were effective in providing reasonable assurance that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the President and CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of March 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of March 31, 2018.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules that permit the Company to provide only management’s report in this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 20-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including its President and CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

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

The members of the audit committee are Rene Carrier and Barry Coughlan. The board of directors has determined that Mr. Carrier qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Carrier is independent, as the term is defined in section 803 of the NYSE American Company Guide.

Each audit committee member is able to read and understand fundamental financial statements.

ITEM 16B	CODE OF ETHICS

The Company’s board of directors has adopted a Code of Ethics governing directors, officers, employees and contractors. The Code of Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

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

The Company’s Code of Ethics was filed as Exhibit 11.1 of the Company’s Form 20-F filed on October 7, 2008. The Company’s Code of Ethics can be viewed at the Company’s website (www.amarcresources.com). The Company will also provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: 15th floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department.

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

Services:		Year ended March 31, 2018	Year ended March 31, 2017
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$17,000 (estimated)	$17,000
Audit-related Fees	Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.	Nil	Nil
Tax Fees	Includes fees for all tax services other than those included in “Audit Fees” and “Audit-related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.	Nil	Nil
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$17,000	$17,000

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company’s auditors during the years presented in the above table.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2018, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18	FINANCIAL STATEMENTS

The following are incorporated herein:

•	Report of the Company’s independent registered public accountants, De Visser Gray LLP, dated July 26, 2018;

•	Statements of financial position as at March 31, 2018 and March 31, 2017;

•	Statements of loss for the years ended March 31, 2018, March 31, 2017, and March 31, 2016;

•	Statements of other comprehensive loss (income) for the years ended March 31, 2018, March 31, 2017, and March 31, 2016;

•	Statements of cash flows for the years ended March 31, 2018, March 31, 2017, and March 31, 2016;

•	Statements of changes in equity for the years ended March 31, 2018, March 31, 2017, and March 31, 2016; and

•	Notes to annual financial statements.

AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

MARCH 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amarc Resources Ltd.,

We have audited the accompanying financial statements of Amarc Resources Ltd., (‘the Company’), which comprise the statements of financial position as at March 31, 2018 and 2017 and the statements of loss, comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended March 31, 2018, and a summary of significant accounting policies and other explanatory information (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2018 and 2017 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has incurred significant losses since inception and is also dependent upon its ability to secure new sources of financing to fund ongoing operations. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

Basis for Opinion

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

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. In the completion of our audit procedures, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent of the Company in accordance with U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

July 26, 2018

We have served as the Company’s auditor since 1995.

Amarc Resources Ltd.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		March 31,	March 31,
	Note	2018	2017

ASSETS

Current assets
Cash	3	$3,308,469	$930,890
Amounts receivable and other assets	5	85,574	38,891
Marketable securities		57,461	29,468
		3,451,504	999,249

Non-current assets
Restricted cash	4	173,143	112,815
		173,143	112,815

Total assets		$3,624,647	$1,112,064

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$364,099	$14,841
Advanced contributions received	6	1,102,714	–
Balances due to a related parties	10(b)	148,877	175,337
Director’s loan	8	–	390,243
		1,615,690	580,421

Non-current liabilities
Director’s loans	8	763,544	940,257
		763,544	940,257

Total liabilities		2,379,234	1,520,678

Shareholders’ equity (deficiency)
Share capital	9	63,884,056	59,559,910
Reserves		5,143,022	5,740,875
Accumulated deficit		(67,781,665)	(65,709,399)
		1,245,413	(408,614)

Total liabilities and shareholders’ deficiency		$3,624,647	$1,112,064

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.

Consolidated Statements of Loss

(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

		Year ended March 31,
		2018	2017	2016
	Note		(note 2(b))	(note 2(b))

Expenses
Exploration and evaluation	10 & 12	$7,381,916	$3,574,342	$2,808,395
Assays and analysis		224,233	123,199	119,460
Drilling		1,199,928	263,705	746,312
Equipment rental		73,629	24,003	18,806
Geological		1,508,855	817,983	440,156
Helicopter and fuel		1,519,029	568,658	773,841
Property costs and assessments		1,553,601	1,142,426	153,692
Site activities		905,971	367,000	202,373
Socioeconomic		310,389	237,781	328,716
Travel and accommodation		86,281	29,587	25,039

Administration	10 & 12	1,053,006	732,528	1,288,920
Legal, accounting and audit		190,132	34,720	83,745
Office and administration	12(b)	658,686	594,734	1,112,622
Shareholder communication		122,045	49,244	50,355
Travel and accommodation		36,170	14,316	10,229
Trust and regulatory		45,973	39,514	31,969

Cost recoveries		(6,892,331)	(3,581,109)	(3,102,061)
Pursuant to IKE agreements	6(b)	(3,244,596)	(2,932,597)	(3,067,403)
Pursuant to JOY agreement		(2,952,141)	–	–
Mineral exploration tax credits		(695,594)	(648,512)	(34,658)

		1,542,591	725,761	995,254
Other items
Finance income		(26,705)	(8,323)	(10,341)
Interest expense – director’s loans	8	128,096	136,959	82,614
Transaction cost – director’s loans	8	433,044	203,057	56,992
Foreign exchange (gain) loss		(4,093)	–	2,183
Gain on disposition of marketable securities		(667)	(14,806)	(7,923)
Loss		$2,072,266	$1,042,648	$1,118,779

Basic and diluted loss per common share		$0.01	$0.01	$0.01

Weighted average number of common shares outstanding		156,826,422	141,435,020	141,406,301

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2018	2017	2016

Loss		$2,072,266	$1,042,648	$1,118,779

Other comprehensive (income) loss:
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	2(e)(ii)	(28,949)	(22,870)	25,415
Reallocation of the fair value of marketable securities upon disposition	2(e)(ii)	956	14,806	8,023

Total other comprehensive (income) loss		(27,993)	(8,064)	33,438

Comprehensive loss		$2,044,273	$1,034,584	$1,152,217

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.

Consolidated Statements of Changes in Equity (Deficiency)

(Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
	Note	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2015		141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138

Net loss for the year		–	–	–	–	–	(1,118,779)	(1,118,779)
Other comprehensive loss for the year		–	–	–	(33,438)	–	–	(33,438)
Total comprehensive loss		–	–	–	(33,438)	–	(1,118,779)	(1,152,217)

Issuance of common shares pursuant to a property option agreement	6	100,000	12,500	–	–	–	–	12,500
Issuance of share purchase warrants	9(c)	–	–	–	–	322,143	–	322,143
Balance at March 31, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	$(341,436)

Balance at April 1, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	$(341,436)

Net loss for the year		–	–	–	–	–	(1,042,648)	(1,042,648)
Other comprehensive loss for the year		–	–	–	8,064	–	–	8,064
Total comprehensive loss		–	–	–	8,064	–	(1,042,648)	(1,034,584)

Issuance of share purchase warrants	9(c)	–	–	–	–	607,406	–	607,406
Exercise of share purchase warrants		4,000,000	592,000	–	–	(232,000)	–	360,000
Balance at March 31, 2017		145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)

Balance at April 1, 2017		145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)

Net loss for the year		–	–	–	–	–	(2,072,266)	(2,072,266)
Other comprehensive loss for the year		–	–	–	27,993	–	–	27,993
Total comprehensive loss		–	–	–	27,993	–	(2,072,266)	(2,044,273)

Issuance of common shares pursuant to a private placement, net of issuance costs	9(c)	13,045,500	2,481,300	–	–	–	–	2,481,300
Issuance of common shares pursuant to a property option agreement		3,761,111	677,000	–	–	–	–	677,000
Issuance of common shares pursuant to exercise of share purchase warrants		6,555,555	540,000	–	–	–	–	540,000
Reallocation of share warrant reserve to share capital for exercised warrants		–	625,846	–	–	(625,846)	–	–
Balance at March 31, 2018		168,786,227	$63,884,056	$2,202,640	$57,459	$2,882,923	$(67,781,665)	$1,245,413

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2018	2017	2016
			(note 2(b))	(note 2(b))

Operating activities
Loss		$(2,072,266)	$(1,042,648)	$(1,118,779)
Adjustments for:
Finance income		(26,705)	(8,323)	(10,341)
Interest expense – director’s loans		128,096	136,959	82,614
Transaction cost – director’s loans		433,044	203,057	56,992
Common shares issued, included in exploration expenses		677,000	–	12,500
Gain on disposition of marketable securities		(667)	(14,806)	(7,923)

Changes in working capital items:
Amounts receivable and other assets		(46,683)	78,515	854,483
Restricted cash		(60,328)	92,213	29,170
Accounts payable and accrued liabilities		349,258	(7,515)	(43,942)
Balances due to related parties		(26,460)	(5,139)	(32,166)
Advanced contributions received		1,102,714	–	–
Net cash (used in) operating activities		457,003	(567,687)	(177,392)

Investing activities
Interest received		26,705	8,323	10,341
Proceeds from disposition of marketable securities		667	19,805	7,923
Net cash provided by investing activities		27,372	28,128	18,264

Financing activities
Net proceeds from the issuance of common shares pursuant to a private placement		2,481,300	–	–
Net proceeds from the issuance of common shares pursuant to exercise of share purchase warrants		540,000	360,000	–
Proceed from director’s loans	8	–	600,000	500,000
Repayment of loans payable to director	8	(1,000,000)	(100,000)	–
Interest paid on director’s loans	8	(128,096)	(136,959)	(82,614)
Net cash provided by financing activities		1,893,204	723,041	417,386

Net increase in cash		2,377,579	183,482	258,258
Cash, beginning balance		930,890	747,408	489,150
Cash, ending balance		$3,308,469	$930,890	$747,408

Supplementary cash flow information:			–	–
Issuance of share purchase warrants pursuant to a loan agreement		$–	$607,406	$322,143

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the “Company” or “Amarc”) is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia (“BC”). The address of the Company’s corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These consolidated financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2018, the Company had cash of $3,308,469, a working capital surplus, and a shareholders’ deficiency.

In July 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement with Hudbay Minerals Inc. (note 6). During the year ended March 31, 2018, the Company received $3.5 million under the IKE Option Agreement (note 6(a)) and $2.9 million under the JOY Option Agreement (note 6(b)).

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

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting year ended March 31, 2018.

The Board of Directors of the Company authorized these Financial Statements on July 26, 2018 for issuance.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its only subsidiary named 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco is Amarc’s wholly-owned subsidiary and was incorporated for the purposes of entering into an option agreement (note 6(b)) and as of March 31, 2018 the Subco did not have any asset, liability, income or expense. Intercompany balances and transactions are eliminated in full on consolidation.

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

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates. The following estimates and judgements have been used in these Financial Statements:

●	assessment of the Company’s ability to continue as a going concern;

●	the determination of categories of financial assets and financial liabilities; and

●	the carrying value and recoverability of the Company’s marketable securities.

(d)	Foreign currency

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

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

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

The Company’s non-derivative financial assets comprise of the following:

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

Cash

Cash in the statement of financial position is comprised of cash and highly liquid investments held at major financial institutions, having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash. The Company’s cash are invested in business and savings accounts which are available on demand by the Company for its programs and as such, are subject to an insignificant risk of change in value.

(ii)	Available-for-sale (“AFS”) financial assets

The Company’s investments in marketable securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

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

For all other financial assets objective evidence of impairment could include:

●	significant financial difficulty of the issuer or counterparty; or

●	default or delinquency in interest or principal payments; or

●	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

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

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

Exploration and evaluation expenditures include:

●	the costs of acquiring licenses;

●	costs associated with exploration and evaluation activity; and

●	the acquisition costs of exploration and evaluation assets, including mineral properties.

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

As at March 31, 2018, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2018.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

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

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

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

The following temporary differences are not provided for:

●	goodwill not deductible for tax purposes;

●	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

●	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

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

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2018.

(m)	Operating segments

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All assets are held in Canada.

(n)	Government assistance

When the Company is entitled to receive METC and other government grants, this government assistance is recognized as a cost recovery when there is reasonable assurance of recovery.

(o)	Accounting standards, interpretations and amendments to existing standards

Effective for annual periods beginning on or after January 1, 2018:

●	IFRS 9, Financial Instruments

●	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods beginning on or after January 1, 2019:

●	IFRS 16, Leases

●	IFRIC 23, Uncertainty over Income Tax Treatments

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company’s financial statements to be material.

3.	CASH

The Company’s cash is invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31, 2018	March 31, 2017
Sales tax refundable	$43,019	$38,891
Prepaid insurance	42,555	–
Total	$85,574	$38,891

6.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

(a)	IKE Project

The IKE Project is located in south-central BC. In July 2017, the Company announced it had entered into a Mineral Property Farm-In Agreement with Hudbay Minerals Inc. (“Hudbay”), pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project. The Company initially records the amount of contributions received or receivable from Hudbay pursuant to the IKE Property Farm-In Agreement as a a liability (advance contributions received) in the Statement of Financial Position, and subsequently reallocates amounts to cost recoveries in the Statement of Loss as it incurs expenditures against such contributions.

Relinquished Option Agreement

During the year ended March 31, 2017, the Company recorded a gross amount of cost recovery of $2,932,597 representing contributions received pursuant to a definitive agreement with Thompson Creek Metals Company Inc. (“Thompson Creek”) dated February 2016, whereby the latter had an option to acquire, through a staged investment process within five years, a 30% ownership interest in the mineral claims and crown grants covering the IKE Project.

In January 2017, Thompson Creek (having been taken over by Centerra Gold Inc.) relinquished its option and elected to exchange its 10% participating interest for a 1% Conversion Net Smelter Royalty from mine production, capped at a total of $5 million. As a result, the Company maintained a 100% interest in the IKE Project.

(b)	JOY Project

The JOY Project, located in north-central BC, comprises the JOY and PINE properties, and certain adjacent claims (the “Staked Claims”) acquired directly by Amarc. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase 100% of the JOY property for the reimbursement of the vendor’s direct acquisition costs of $335,299. In addition, Amarc concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 pursuant to which Amarc can purchase 100% of the PINE property. Subsequently, Hudbay and Amarc agreed to incorporate both the PINE property and the Staked Claims into the JOY Project.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

In August 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement with Hudbay, pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership in the JOY Project. The Company initially records the amount of contributions received or receivable from Hudbay pursuant to the JOY Property Farm-In Agreement as a liability (advance contributions received) liability in the Statement of Financial Position, and subsequently reallocates amounts to cost recoveries in the Statement of Loss as it incurs expenditures against such contributions.

(c)	DUKE Project

In November 2016, the Company entered into a purchase agreement with a private company wholly owned by one of its directors (note 10(c)) to purchase a 100% interest in the DUKE property for the reimbursement of the vendor’s direct acquisition costs of $168,996. The DUKE property is located in central BC.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2018	March 31, 2017
Accounts payable	$364,099	$14,841
Total	$364,099	$14,841

8.	DIRECTOR’S LOANS

Unsecured loans payable to a director	March 31, 2018	March 31, 2017
Opening balance	$1,330,500	$1,234,849
Net amounts (repaid) advanced	(1,000,000)	500,000
Transaction costs	–	(607,406)
Amortisation of transaction costs	433,044	203,057
Closing balance	$763,544	$1,330,500

	March 31, 2018	March 31, 2017
Current portion	–	390,243
Non-current portion	763,544	940,257
Total	763,544	1,330,500

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

Transaction costs	Year ended March 31,
	2018	2017	2016
Interest on director’s loan	$128,096	$136,959	$82,614
Amortization of transaction costs	433,044	203,057	56,992
Total	$561,140	$340,016	$139,606

As at March 31, 2018, one unsecured loan owing to a director (the “Lender”) of the Company was outstanding with the principal sum $1,000,000 (the “2016-Loan Agreement”); the key terms of the underlying agreements for each loan outstanding during the period are summarized below:

2015-Loan Agreement

In September 2015, the Company entered into a loan agreement (the “2015-Loan Agreement”) with its Director and Chairman, Robert Dickinson (the “Lender”) pursuant to which the Lender advanced to the Company a principal sum of $500,000 with a two-year term and at an interest rate of 7% per annum. Pursuant to the 2015-Loan Agreement, the Company issued 5,555,555 common share purchase warrants (note 9(c)) to the Lender with an expiry term of two years and exercise price of $0.09.

This advance was fully repaid in September 2017.

2016-Loan Agreement

In November 2016, the Company and the Lender entered into another loan agreement (the “2016-Loan Agreement”), superseding a previous agreement for a $1,000,000 advance, pursuant to which the original due date of November 26, 2016 was extended for three years on customary conditions. The principal sum was subsequently increased to $1,500,000 by way of an additional advance of $500,000 to fund mineral property acquisitions (note 6(b) and (c)). The 2016-Loan Agreement is subject to a fixed interest at 9% per annum. Pursuant to the 2016-Loan Agreement, the Company issued to the Lender a loan bonus comprising of 10,000,000 common share purchase warrants (note 9(c)) with a three-year term and an exercise price of $0.08 per share.

During the year ended March 31, 2018, $500,000 of this loan was repaid to the Lender, leaving a balance outstanding as at March 31, 2018 of $1,000,000.

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

9.	CAPITAL AND RESERVES

(a)	Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares (“Common Shares”) without par value and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2018, there were 168,786,227 Common Shares outstanding (March 31, 2017: 145,424,061).

(b)	Share issuance

In September 2017, the Company announced a private placement financing, issuing 13,045,500 Common Shares at a price of $0.20 per Common Share for gross proceeds of $2,609,100, and incurred share issuance costs of $127,800 for net proceeds of $2,481,300.

During the year ended March 31, 2018, the Company issued 3,761,111 Common Shares pursuant to a property option agreement (note 6(b)).

(c)	Share purchase option compensation plan

The following table summarizes the changes in the Company’s share purchase options:

Share purchase options (exercise price –$0.32)	Year ended March 31,
	2018	2017	2016
Outstanding – beginning of year	–	3,051,300	3,051,300
Forfeited	–	–	–
Expired	–	(3,051,300)	–
Outstanding and Exercisable – end of year	–	–	3,051,300

(d)	Share purchase warrants

The following common share purchase warrants were outstanding at March 31, 2018 and March 31, 2017:

		Continuity – Number of warrants
	Exercise price	March 31, 2017	Exercised	March 31, 2018
Issued pursuant to:
the 2015-Loan Agreement(i) (note 8)	$0.09	1,555,555	(1,555,555)	–
the 2016-Loan Agreement(ii) (note 8)	$0.08	10,000,000	(5,000,000)	5,000,000
Total		11,555,555	(6,555,555)	5,000,000

(i)	In September 2015, 5,555,555 share-purchase warrants were issued pursuant to the 2015-Loan Agreement (note 8); the fair value of these warrants at issue was determined to be $322,143 at $0.058 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.51%; expected volatility of 130%; the underlying’s market price of $0.09, expiry term of 2 years; and dividend yield of nil. In March 2017, 4,000,000 of these warrants were exercised and in September 2017, the remainder of 1,555,555 warrants were exercised.

(ii)	In November 2016, 10,000,000 share-purchase warrants were issued pursuant to the 2016-Loan Agreement (note 8); the fair value of these warrants at issue was determined to be $607,406 at $0.061 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; the underlying’s market price of $0.08, expiry term of 3 years; and dividend yield of nil. These warrants expire in November 2019. In September 2017, 5,000,000 of these warrants were exercised.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

10.	RELATED PARTY TRANSACTIONS

Balances due to related parties	March 31, 2018	March 31, 2017
Hunter Dickinson Services Inc. (note 10(b))	$148,877	$157,282
United Mineral Services Ltd. (note 10(c))	–	18,055
	$148,877	$175,337

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all directors of the Company.

Transactions with key management personnel were as follows:

	Year ended March 31,
	2018	2017	2016
Directors fees paid directly by the Company	$–	$–	$35,000
Directors fees paid to HDSI	–	–	187,000
Total	$–	$–	$222,000

Note 8 includes the details of a director’s loans. Note 6 includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the Company’s directors.

(b)	Balances and transactions with Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

The Company has 2 directors in common with HDSI, namely: Robert Dickinson and Ronald Thiessen. Also, the Company’s President, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

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

The following is a summary of transactions with related entities that occurred during the reporting period:

Transactions with HDSI	Year ended March 31,
	2018	2017	2016
Services received from HDSI and as requested by the Company	$1,419,000	$1,042,000	$1,389,000
Directors fees paid to HDSI(note 10(a))	–	–	187,000
Information technology-infrastructure and support services	60,000	60,000	111,000
Reimbursement , at cost, of third party expenses incurred by HDSI on behalf of the Company	$139,000	$35,000	$73,000
	$1,618,000	$1,137,000	$1,760,000

(c)	Balances and transactions with United Mineral Services Ltd.

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

The following is a summary of the transactions with UMS during the reporting period:

Transactions with UMS	Year ended March 31,
	2018	2017	2016
Acquisition of mineral property interests	$–	$504,000	$–
Reimbursement of third-party expenses incurred on behalf of the Company	27,000	18,000	–
	$27,000	$522,000	$–

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

11.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2018, the Company had unused non-capital loss carry forwards of approximately $12.0 million (March 31, 2017 - $15.3 million; March 31, 2016 - $14.4 million).

As at March 31, 2018, the Company had resource tax pools of approximately $26.9 million (March 31, 2017 - $23.8 million; March 31, 2016 - $24.6 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

Reconciliation of effective tax rate	March 31, 2018	March 31, 2017	March 31, 2016
Loss for the year	$(2,072,266)	$(1,042,648)	$(1,118,779)
Total income tax expense	–	–	–
Loss excluding income tax	$(2,072,266)	$(1,042,648)	$(1,118,779)

Income tax recovery using the Company’s tax rate	(544,000)	(271,000)	(291,000)
Non–deductible expenses and other	561,000	341,000	3,000
Change in deferred tax rates	(394,000)	–	–
Temporary difference booked to reserve	4,000	1,000	(4,000)
Deferred income tax assets not recognized	373,000	(71,000)	292,000
	$–	$–	$–

The Company’s statutory tax rate was 26.25% (2017 – 26%; 2016 – 26%) and its effective tax rate is nil (2017 – nil; 2016 – nil).

As at March 31, 2018, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

Expiry	Tax losses (capital)	Tax losses (non-capital)	Resource pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	–	–	84,000
After five years	–	12,026,000	–	1,011,000
No expiry date	1,357,000	–	26,921,000	77,000
Total	$1,357,000	$12,026,000	$26,921,000	$1,172,000

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

12.	SUPPLEMENTARY INFORMATION TO STATEMENT OF LOSS

(a)	Employee salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Year ended March 31,
	2018	2017	2016
Salaries and benefits included in the following:
Exploration and evaluation expenses	$1,094,000	$676,000	$748,000
General and administration expenses(i)	629,000	478,000	882,000
Total	$1,723,000	$1,154,000	$1,630,000

(i)	This amount includes salaries and benefits included in office and administration expenses (note 12(b)) as well as other expenses classified as general and administration expenses.

(b)	Office and administration expenses

Office and administration expenses include the following:

	Year ended March 31,
	2018	2017	2016
Salaries and benefits	$470,530	$445,219	$845,695
Data processing and retention	61,235	61,083	111,743
Other office expenses	126,921	88,432	155,184
Total	$658,686	$594,734	$1,112,622

13.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity, as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company’s investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

There were no changes to the Company’s approach to capital management during the year ended March 31, 2018.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value, based on quoted prices in active markets.

As at March 31, 2018 and 2017, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

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

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash, and amounts receivable and other assets. The carrying value of these financial assets represent the maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash with high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements, after taking into account the Company’s holdings of cash.

The Company has sufficient cash to meet its commitments associated with its financial liabilities in the near term, other than the amounts payable to related parties.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash mature impact interest income earned. As at March 31, 2018 and 2017, the Company’s exposure to interest rate risk was nominal.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars, unless otherwise stated)

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2018 and 2017, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company’s Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit

1.1	Articles of Amarc Resources Ltd., as amended (1)

4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004, as amended. (2)

4.1	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008 as superseded by the Services Agreement dated July 2, 2010. (2)

4.3	Certificate of Expert

11.1	Code of Ethics (2)
(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.
(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Luqman Khan

Chief Financial Officer

DATED: July 26, 2018