Form 20-F
period 2019-03-31
AMARC RESOURCES LTD
filed 2019-07-15
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Michael Lee, Chief Financial Officer
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

170,602,894 common shares as of March 31, 2019

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

Except as noted, the information set forth in this Annual Report is as of July 10, 2019 and all information included in this document should only be considered correct as of such date.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion and analysis includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical fact that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Amarc Resources Ltd. (“Amarc”) believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by Amarc to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion and analysis uses the terms “measured resources”, “indicated resources” and “inferred resources” which are recognized and required by Canadian regulators under National Instrument 43-101 (“43-101”). The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, and adopt definitions of the terms and the categories of resources which are “substantially similar” to the corresponding terms under Canadian regulations in 43-101. Accordingly, there is no assurance any mineral resources that we may report under 43-101 would be the same had we prepared the resources estimates under the standards adopted under the SEC Modernization Rules. Amarc cautions investors not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under 43-101. Investors are cautioned not to assume that all or part of an inferred resource exists, or is economically or legally mineable.

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

The following table is derived from the financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) effective for each of the Company's fiscal year presented.

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2019	2018	2017	2016	2015
Equipment, net	$–	$–	$–	$–	$–
Total assets	799	3,625	1,112	1,096	1,755
Total liabilities	1,342	2,379	1,521	1,438	1,279
Working capital surplus (deficit)	(716)	1,836	419	(312)	242
Share capital	64,042	63,884	59,560	58,968	58,955
Reserves	5,105	5,143	5,741	5,357	5,069
Accumulated deficit	(69,690)	(67,782)	(65,709)	(64,667)	(63,548)
Net assets (liabilities)	(543)	1,246	(409)	(341)	476
Shareholders' equity (deficiency)	(543)	1,246	(409)	(341)	476

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2019	2018	2017	2016	2015
Interest and other income	$(38)	$(27)	$(8)	$(10)	$(38)
General and administrative expenses	914	1,053	733	1,289	1,478
Exploration expenditures, net of METC*	5,390	6,686	2,926	2,773	3,278
Contributions pursuant to IKE Option Agreement	(1,645)	(3,245)	(2,933)	(3,067)	–
Contributions pursuant to JOY Option Agreement	(2,893)	(2,952)	–	–	–
Share-based payments	–	–	–	–	–
Other	221	556	325	134	166
Gain on sale of mineral property	–	–	–	–	–
Flow-through shares premium	–	–	–	–	–
Net loss for the year	1,949	2,072	1,043	1,119	4,884
Other comprehensive loss (income)	(2)	(28)	(8)	33	35
Total comprehensive loss	$1,946	$2,044	$1,035	$1,152	$4,919

Basic and diluted net loss per share	$0.01	$0.01	$0.01	$0.01	$0.04
Weighted average number of common shares outstanding	169,504,538	156,826,422	141,435,020	141,406,301	139,357,212
*	“METC” refers to Mineral Exploration Tax Credits, which are discussed in Item 5, under the heading “Critical Accounting Policies and Estimates”.

Currency and Exchange Rates

As of the date of this Annual Report, the average rate of exchange of the Canadian Dollar was US$1.00 = Canadian $1.31. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31 (Canadian Dollar per U.S. Dollar)
	2019	2018	2017	2016	2015
End of period	$1.3363	$1.2894	$1.3322	$1.2971	$1.2683
Average for the period	$1.3118	$1.2837	$1.3126	$1.3114	$1.1387
High for the period	$1.3642	$1.3743	$1.3582	$1.4589	$1.2803
Low for the period	$1.2552	$1.2128	$1.2544	$1.1951	$1.0634

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2019 (to the date of this Annual Report)	$1.3127	$1.3059
June 2019	$1.3470	$1.3081
May 2019	$1.3527	$1.3410
April 2019	$1.3493	$1.3316
March 2019	$1.3438	$1.3260
February 2019	$1.3298	$1.3095

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

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. No deposit that has been shown to be economic has yet been found on the Company's existing projects, and there can be no assurance that the Company will be able to acquire any additional properties or that any additional properties that are acquired will contain sufficient mineralization to warrant further development.

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

All of the Company's operations are and will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities.

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

Certain of the Company's directors and officers may be subject to conflicts of interest.

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

The Company's shareholders could face significant potential equity dilution as a result of grants under the Company’s stock option plan.

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

B.       BUSINESS OVERVIEW

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of British Columbia (“BC”) copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to commence value creation.

Through its 2017 and 2018 work programs Amarc is substantially advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts located in southern, central and northern BC, respectively. Each of these copper districts have proximity to industrial infrastructure, power, rail and highways. The IKE, DUKE and JOY Projects have significant potential for the discovery of important scale, porphyry copper-gold and copper-molybdenum deposits.

LOCATION OF THE COMPANY’S IKE, JOY, AND DUKE PROJECTS

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry copper mines. Work at the IKE deposit discovery has delineated a copper-molybdenum-silver mineralized system, measuring approximately 3.5 km by 2 km, through combined induced polarization chargeability (“IP”) surveys, talus geochemical sampling and the drilling of 26 core holes within a portion of the mineralized system.

The IKE deposit discovery has important economic potential as indicated by the copper equivalent grades returned over long continuous drill intercepts, which compare favourably to the range of copper equivalent grades for reserves and resources at operating BC porphyry copper (± molybdenum ± gold ± silver) mines. In 2018 Amarc completed five very widely-spaced drill holes designed to continue to delineate the copper, molybdenum, silver grade distribution within the overall IKE mineralized system. The new drill results continue to indicate that IKE shares many geological similarities with some of the world’s important copper-molybdenum-silver deposits, like Sierrita and Morenci in Arizona and Valley in BC. In addition, at least five significant porphyry copper deposit targets have been established within 10 km of the IKE discovery that remain to be fully explored. Amarc is planning further drilling with the goal of delineating the IKE mineral system and establishing a resource.

Amarc’s DUKE deposit and an adjacent 704 km2 porphyry copper district is located 80 km northeast of Smithers, BC and 30 km north of former mines (Bell and Granisle) operated by Noranda Mines. DUKE has been intermittently explored by prior operators with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes. Many of the historical holes drilled intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization that remains open both laterally and to depth.

Seven of the eight holes drilled by Amarc late last year and in early 2018, successfully outlined porphyry copper-style mineralization over an area currently measuring approximately 400 m north-south by 600 m east-west, and open to expansion in all directions. The deposit lies below flat-lying glacial till, which varies from 4 m to 18 m thick in the holes drilled, with mineralization extending to the depth of drilling – over 360 m deep. A single hole was drilled 1 km north of the seven other Amarc holes at DUKE in order to test a geophysical IP anomaly that extends north and south from the DUKE deposit discovery area. This hole intersected substantial lengths of moderate to low grade copper and molybdenum mineralization, indicating the extensive nature of the DUKE porphyry copper system. The mineralized system as outlined by the IP anomaly associated with the DUKE discovery measures some 4 km north-south by 1 km east-west. Amarc is considering how best to undertake the drilling required to delineate the geometry and grade distribution of the DUKE discovery.

In addition to the DUKE deposit, Amarc has strategically secured certain mineral claims in the region to cover other important porphyry copper-gold deposit targets for field assessment and drill testing. Amarc completed a comprehensive evaluation of government regional datasets in order to delineate these high potential targets for follow up.

Amarc’s 464 km2 JOY mineral property lies 310 km north of Mackenzie in a region of BC considered to have high potential for the discovery of important scale, porphyry gold-copper deposits. The JOY claims are located 20 km north of the Kemess District, host to the former Kemess South Mine and the government-approved Kemess underground project. In mid-2017, Centerra Gold Inc. purchased the Kemess District from AuRico Metals Inc. for $310 million.

Amarc considers the extensive JOY Project claim holdings to be significantly underexplored, and to represent the northern extension of the Kemess gold-copper district. Highly favourable geology, geochemical sampling and geophysical surveys, along with drilling in 136 holes by past operators, has resulted in substantially narrowing the exploration focus.

Extensive airborne and ground surveys were completed in 2018 - the first season of exploration activity at the expanded JOY Project (see Amarc news releases August 29, 2017 and December 27, 2017). Work included an airborne magnetics survey and systematic IP, geochemical and geological surveys over the more than 10 deposit-scale targets previously identified within and adjacent to the Finlay Magnetic Corridor. Results have confirmed a number of new, high potential porphyry gold-copper deposit targets which now require drilling.

Amarc is committed to unlocking the emerging value of the IKE, DUKE and JOY copper districts and is working to secure funding partners in order to: drill the current deposit discoveries at IKE and DUKE to establish the grade and geometry of the mineralization; and also drill new high potential targets at JOY with the goal of making a significant porphyry copper-gold deposit discovery. The team is also looking to opportunistically acquire new projects within stable jurisdictions.

Amarc works closely with local governments, Indigenous groups and other project stakeholders in order to advance its mineral properties responsibly, and in a manner that contributes to sustainable community and economic development.

Amarc senior management and project teams seek early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories its projects are located - including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

The IKE Project (comprising the IKE, Granite, Juno, and Galore Properties)

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties which make up the IKE Project.

The IKE deposit discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets, have the potential to possess the grades and tonnages necessary to develop into an important new BC mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover other compelling deposit targets, as well as potential infrastructure sites.

IKE Deposit

The IKE Project is located approximately 33 km northwest of the historical mining communities of Gold Bridge and Bralorne, in south-central BC. Core drilling of the IKE deposit is located above tree line within large and barren cirques. Although current access to the site is by helicopter, there is good infrastructure in the region. Mainline logging roads leading northwest from Gold Bridge extend to within 13 km of the southern extent of the IKE property. Power, railways and highways are all available in the area of Gold Bridge and the regional towns of Lillooet and Pemberton.

Amarc has made a significant new porphyry copper-molybdenum-silver discovery at IKE. All 26 wide-spaced core holes drilled by Amarc at IKE (2014-9 holes; 2015-9 holes; 2016-3 holes and 2018 5 holes for a total of 15,454 m) have intersected long intervals of chalcopyrite and molybdenite mineralization, with grades that compare favourably to the range of copper equivalent grades at operating BC porphyry copper mines. Copper, molybdenum and silver mineralization has been intersected over an increasingly broad area measuring 1.2 km m east-west by 1.0 km north-south, and 875 m vertically. The drilling indicates the potential for extensive resource volumes which remain open to expansion in all lateral directions and to depth. Notably the drilling completed to date has tested only a portion of the over plus 9 km2 IKE hydrothermal system. In 2018, Amarc completed a $1.6 million drill program comprising five very widely-spaced core holes designed to continue to delineate the copper, molybdenum, silver grade distribution within the overall mineralized system. The new drill results continue to indicate that IKE shares many geological similarities with some of the world’s important copper-molybdenum-silver deposits, like Sierrita and Morenci in Arizona and Valley in BC. The Company is currently planning for an expanded drill program in 2019 with the goal of further delineating the known mineralization at IKE.

Highlights from the drill programs completed at IKE include:

SELECTED ASSAY INTERVALS 2014-2018 IKE Discovery Drill Holes
Hole ID	Int.[1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
14001	247	0.42	0.28	0.030	2.0
14002	123	0.41	0.32	0.017	2.5
14003	92	0.41	0.31	0.020	2.1
14005	194	0.49	0.30	0.046	0.8
14006	308	0.40	0.26	0.032	1.8
14008	97	0.46	0.32	0.030	2.2
15010	124	0.45	0.34	0.022	3.2
15012	214	0.37	0.26	0.023	2.2
15013	592	0.44	0.30	0.032	2.1
15014	86	0.48	0.33	0.032	2.2
15018	111	0.36	0.30	0.010	2.3
16020	148	0.54	0.39	0.030	2.9
16021	287	0.39	0.30	0.017	2.2
18022	138	0.40	0.28	0.024	2.1
18025	222	0.46	0.35	0.022	2.4
18026	147	0.44	0.26	0.042	1.9

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length weighted averages.
3.	Copper equivalent (CuEQ) calculated using: Cu US$3.00/lb, Mo US$12.00/lb and Ag US$18.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
4.	Some figures may not sum exactly due to rounding.

Assay results from all of Amarc's 2014, 2015, 2016 and 2017 drill holes are summarized in the Management’s Discussion and Analysis for the Six Months ended September 30, 2017 and the Nine Months Ended December 31, 2017 filed on www.sedar.com, and those for the 2018 drilling in the Company’s new release dated November 6, 2018.

Notably, IP geophysical work undertaken in 2017 showed the IKE mineralized system to be much larger than originally thought and is now known to extend for at least 3.5 km east-west by 3 km north-south, as outlined by IP surveys and talus fines geochemical sampling. Central to this large sulphide-mineralized system are the 26 discovery core holes drilled by Amarc and as described above. Maps, cross sections and figures illustrating the full extent of the IKE mineralized system and its potential are presented in the corporate presentation on the Amarc website at www.amarcresources.com.

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

IKE District Targets

At least five significant porphyry copper (± gold ± molybdenum ± silver) deposit targets have been established within 10 km of the IKE deposit by Amarc’s exploration from 2014 through 2017, and also from data in reports from sporadic historical exploration in the region by previous operators. Results from Amarc’s district-wide, geophysical, geochemical, geological surveys and wide-spaced drilling on select targets are summarized in the Management’s Discussion and Analysis for the Nine Months Ended December 31, 2017 and for the Year Ended March 31, 2018 filed on www.sedar.com.

The district surveys defined a number of significant porphyry copper deposit targets and, in addition, potential precious metal epithermal deposit targets. Age dating of porphyry mineralization discovered within the IKE district has confirmed at least four separate porphyry mineralizing events, which occurred over an exceptionally long period of 46 million years. These deposit targets are located along, to a few km inboard of, the contact of the northeastern margin of the Coastal Plutonic Complex with older volcano-sedimentary rocks. In general, porphyry, porphyry-related and epithermal mineralization located closer to the CPC contact tends to be more gold-bearing whereas deposits such as IKE that lie inboard of the CPC contact are copper-molybdenum-silver dominated.

One of the significant porphyry copper deposit targets drill tested in 2017 was at Rowbottom - a promising target located 4.5 km northwest of the IKE deposit. Rowbottom was tested with a single drill hole, which intersected significant intervals of porphyry copper-molybdenum mineralization hosting elevated silver and gold values, which are cut by a number of post mineral dykes. This hole was drilled into an IP anomaly measuring 1.3 km by 1.0 km that remains open for further surveying. Additional drilling is required both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit. Assay results from hole RB17001 are tabulated below.

ROWBOTTOM 2017 Assay Results
Hole ID	Dip (0)	Azim (0)	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
RB17001	-50	90	63	129	66	0.40	0.29	0.006	4.1	0.08
			333	354	21	0.51	0.38	0.007	4.3	0.11

1	Copper equivalent (CuEQ) calculations in both tables above use metal prices: Cu US$3.00/lb, Mo US$12/lb, Ag US$18/oz and Au US$1,300/oz (when reported). Metallurgical recoveries and net smelter returns are assumed to be 100%. Note that Au is included in the CuEQ calculations in respect to Rowbottom and DUKE but not for the IKE deposit or Mad Major.
2	Widths reported are drill widths, such that the true thicknesses are unknown.
3	All assay intervals represent length weighted averages.
4	Some figures may not sum exactly due to rounding.

IKE Project Agreements

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

IKE Project Agreement with Thompson Creek

On September 3, 2015 Amarc announced it entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra Gold Inc.) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Under the terms of the Agreement, Thompson Creek could earn an initial 30% interest in the IKE Project under a Stage 1 Option by funding $15 million of expenditures before December 31, 2019, of which $3 million for 2015 and $2 million for 2016 were funded. For each $5 million of project expenditures funded, Thompson Creek would incrementally earn a 10% ownership interest. As of July 14, 2016, Thompson Creek had funded $5 million in project expenditures and as such had earned a 10% ownership interest in the IKE, Granite and Juno properties and the right to earn a 10% interest in the Galore Property (see below). Stage 1 Option expenditures could be accelerated by Thompson Creek at its discretion. Amarc remained as operator during the Stage 1 earn-in period.

If Thompson Creek fully exercised the Stage 1 Option, Thompson Creek would have a one-time right under a Stage 2 Option to elect to earn an additional 20% ownership interest in the IKE Project (for a total 50% ownership interest). To fulfill its obligations under the Stage 2 Option, Thompson Creek had to commit to fund and complete a Feasibility Study for the IKE Project that could serve as the basis for a decision by an internationally recognized financial institution to finance the development of a mining project. This Feasibility Study had to be completed within a two-year period, which could be extended to three years under certain conditions. While completing the Feasibility Study work under the Stage 2 Option, Thompson Creek would also be required to meet all other expenditures necessary to maintain and advance the IKE Project.

Thompson Creek would become operator upon initiation of the Stage 2 Option period, and would remain operator so long as it holds a 50% interest. When Thompson Creek had concluded its’s earn-in period, the parties expected to form a joint venture to further develop the IKE Project provided that Thompson Creek earned a minimum 10% interest. Amarc would remain operator of the Project in the instance that Thompson Creek does not earn a 50% interest.

During both the Stage 1 and Stage 2 Option periods, Amarc retained a ‘co-expenditure right’, whereby it could fund at its discretion additional expenditures on the IKE Project. Thompson Creek may elect to pay its 30% or 50% share of these additional expenditures upon completion of its Stage 1 Option and Stage 2 Option periods as the case may be, failing which its ownership interest would be reduced. Under the ‘co-expenditure right’ provision of the Agreement, the maximum amount that Amarc could recover from Thompson Creek on completion of the Stage 1 Option is capped at $6 million (i.e. 30% of $20 million). The maximum amount that Amarc could recover from Thompson Creek on completion of the Stage 2 Option is capped at $10 million (i.e. 50% of $20 million).

On January 11, 2017 Amarc announced that Thompson Creek, having been acquired by gold-focused Centerra Gold Inc., relinquished its option to earn up to a 50% interest in the IKE Project. Thompson Creek having acquired a 10% participating interest in the IKE Project by investing $6 million in exploration programs undertaken in 2015 and 2016, has elected to exchange its participating interest for a 1% Conversion Net Smelter Royalty from mine production; capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE Project.

IKE Project Agreement with Hudbay

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

In January, 2018 the Company amended the Agreement with Hudbay to extend the Stage 1 Farm-in Right period by one year to December 31, 2021.

On January 19, 2019 Amarc announced that Hudbay had relinquished its option to earn up to a 60% interest in the IKE Project. Hudbay had not earned a participating interest in the IKE Project and did not retain any royalty.

IKE Property Agreement with the Optionors

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

In May 2017, the Company amended the agreement with the Optionors whereby it has the right to purchase 1% of the above mentioned 2% NSR royalty originally purchasable for $2 million prior to December 31, 2018, where Amarc now has the right to purchase that 1% for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE Property. In consideration of this amendment, beginning on December 31, 2017 the Company will make an additional Annual Advanced Royalty payment of $25,000 to the Optionors.

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

The DUKE Project

Amarc has secured a 100% interest in the DUKE mineral property as well as extensive adjacent mineral claims over high potential porphyry copper and gold district exploration targets. DUKE is located 80 km northeast of Smithers BC, within the well-known Babine porphyry-copper district, 30 km north of former mines (Bell and Granisle) operated by Noranda Minerals Inc. between 1966 and 1992, and producing a total of 1.1 billion pounds of copper, 634,000 ounces of gold and 3.5 million ounces of silver1. DUKE is also just 10 km northeast of the Morrison Deposit, a 225 million tonne copper-gold-molybdenum porphyry deposit with a completed Feasibility Study2.

—————————————————

1 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

2 Pacific Booker Minerals Inc. news release February 27, 2009.

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

A single hole was drilled 1 km north of all other Amarc holes at DUKE in order to test the geophysical IP anomaly that extends north and south from the DUKE deposit discovery area. This hole intersected substantial lengths of moderate to low grade copper and molybdenum mineralization, indicating the extensive nature of the DUKE porphyry copper system. The IP anomaly associated with the DUKE discovery measures some 4 km north-south by 1 km east-west.

Assay results from the eight holes drilled by Amarc on the DUKE project are tabulated below. Drill-hole plans and cross sections are available on the Company’s website at www.amarcresources.com. The results indicate that Amarc has discovered another important, near surface, porphyry copper-molybdenum-silver-gold deposit. The Company is considering how best to undertake the extensive further drilling required to delineate the geometry and grade distribution of this promising discovery.

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

DUKE Project Agreement

In November, 2016, the Company entered into a purchase agreement with a private company owned by director Robert A. Dickinson to purchase 100% of the DUKE property (16 mineral claims) at the vendor’s direct acquisition costs of $168,996.

There are no royalties associated with the DUKE property.

The JOY Project (comprising the JOY and PINE Properties and the Staked Claims)

The JOY Project comprises the JOY and PINE properties and also the Staked Claims which were acquired directly by Amarc. In 2016, the Company acquired 100% of the JOY property in the northern portion of the Project. In addition, Amarc concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 which provide that Amarc can purchase 100% of the PINE property. Further to the deal with GFTEC and Cascadero being concluded Hudbay and Amarc agreed to include both the PINE property and the Staked Claims into the JOY Project.

The JOY Project is located 310 km north-northwest of Mackenzie in an area of moderate topography in the Kemess District of north-central BC, which is one of BC’s best areas for the discovery of precious metals-rich porphyry deposits. Seasonal roads cross the PINE property claims (southern part of the JOY Project), accessing the Pine deposit, and by road from the Brenda porphyry copper deposit, which come within approximately 0.5 km of the JOY Project. The JOY Project is also accessed by helicopter from staging, or from the Kemess mine site located 25 km due south. Power also extends to the Kemess mine site and its 300-person camp.

The Kemess District is well-known to Amarc’s technical team, as the Company draws on the technical expertise of Hunter Dickinson Inc. who is credited as the first team to recognize its true porphyry potential – acquiring both the early-stage Kemess South and Kemess North prospects into El Condor Resources, which developed them into significant porphyry copper-gold deposits before that company was taken over. Northgate Minerals went on to produce 3 million ounces of gold and 780 million pounds of copper over a 12-year period to 20101 (Kemess South). More recently in January 2018, Centerra Gold Inc. concluded the purchase of the Kemess Project from former owner Aurico Metals for $310 million thereby acquiring the Kemess Underground Project, the Kemess East Deposit and the former Kemess South Mine infrastructure2 – news that added to the impetus of the growing mineral exploration and discovery interest in this prodigious region. The advanced stage Kemess Underground Project has received its Environmental Assessment approval and concluded an IBA, in addition to which positive results from a Preliminary Economic Assessment were announced for Kemess East in 2017. Further, exploration drilling at the Kemess East Deposit returned intercepts such as 628 m grading 0.53 g/t Au and 0.41% Cu.

Amarc considers the JOY Project to represent the northern extension to the prolific Kemess porphyry gold-copper district. Highly favorable geology, surface geochemical sampling, along with the drilling of 136 holes by past operators, resulted in narrowing the exploration focus to a number of important-scale, gold-copper deposit targets. One prime target area, the PINE Deposit is the subject of historical resource estimates that are not categorized as prescribed by National Instrument 43-101.

The 2017 programs on the JOY property included 50 km2 of geological mapping, collection of 638 surface geochemical samples, completion of 49 line-km of ground IP and 470 line-km of airborne geophysical surveys along with drilling of 1,527 m in three core holes focused on the JOY property. This drilling tested a coincident IP geophysical and geochemical target on the JOY property claims. The three exploration holes returned strongly anomalous results in gold and zinc over significant intervals, hosted mainly within highly altered quartz monzonite intrusive and volcanic rocks. These results are comparable to those from two historical holes drilled by a previous operator some 2 km to the east on the adjoining PINE property claims. Taken together these long intervals of highly altered and anomalous core may represent a classic rock alteration style typically found flanking porphyry copper-gold deposits.

As work progressed in 2017, Amarc recognized the high potential for major gold-copper deposit discoveries on the PINE property claims. Notably, over 10 incompletely tested or untested multiple magnetic, geochemical and IP compelling porphyry gold-copper deposit targets occur in, and with proximity to, a prominent, 20 km long, northeast trending structural belt located 1.5 km south of Amarc’s 2017 drilling. Amarc has identified this compelling target trend as the Finlay Magnetic Corridor, which also hosts the historical PINE and TREE porphyry gold-copper deposit (see new corporate presentation at www.amarcresources.com). As such the Company successfully concluded option agreements with GFTEC and Cascadero to acquire the PINE property claims.

Extensive airborne and ground surveys completed in 2018, over more than 10 deposit-scale targets within the newly acquired PINE property claims, included 1,356 line-km of airborne magnetic and 63 line-km of ground IP geophysics surveys, collection of 2,676 soil geochemical samples, 98 km2 of detailed geological mapping and the drilling of two core holes totalling 946 m. These exploration surveys have significantly advanced the project identifying five clusters of drill-ready targets, covering areas from 1.5 km2 to more than 5 km2. These targets are defined by a combination of positive factors that include: IP chargeability highs indicating large sulphide mineralized systems; areas of notable gold and copper enrichment identified by shallow (generally less than 150 m) historical drill holes; coincident, high-contrast copper, gold, silver, ± molybdenum and zinc soil geochemical anomalies; and favorable geology and magnetic signatures. Each of these five targets has the potential to host a significant porphyry gold-copper deposit. Multiple drill holes are required for the initial testing of each target area.

One other potential target at JOY was partially tested at the end of the 2018 season by two, widely spaced drill holes. The first hole encountered classic porphyry-style alteration and sulphide mineralized rock units with geochemically anomalous gold concentrations throughout its 563 m length. This finding is compatible with the edge of a productive mineralized system. Further drilling is warranted, targeting the potential potassic core of this specific mineralized system. The second exploration hole returned no significant results.

—————————————————

1 MINFILE Number 094E 094, MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

2 Centerra Gold Inc. news release January 8, 2018.

JOY Project Agreements

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

First, Hudbay can replace Amarc as operator of the JV after it funds all project expenditures and completes a Feasibility Study for the JOY Project by December 31, 2025. Having gained operatorship, Hudbay can then choose to either go forward with Amarc in a 50/50 participating JV or Hudbay can instead elect to continue with its Farm-in (the “Stage 3 Farm-in Right”) to acquire an additional 10% interest in the JOY Project (for a total 60% ownership interest). To exercise its Stage 3 Farm-in Right, Hudbay must fund all expenditures required to submit a British Columbia environmental assessment (“EA”) application for the JOY Project and, if applicable, a Canadian EA application, with the application(s) being accepted for review by December 31, 2026. In addition, Hudbay must also continue to fund all approved project expenditures until all necessary EA Certificates are received. Following receipt of the EA Certificate(s), all approved JOY Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

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

In January, 2018 the Company amended the Agreement with Hudbay to extend the Stage 1 Farm-in Right period by one year to December 31, 2021. The partners have also agreed to include Amarc’s recently acquired PINE claims and the Staked Claims into the JOY Project.

On January 19, 2019 Amarc announced that Hudbay had relinquished its option to earn up to a 60% interest in the JOY Project. Hudbay had not earned a participating interest in the JOY Project and did not retain any royalty.

PINE Property Agreements

In August, 2017 Amarc announced that it had concluded option agreements with each of GFTEC and Cascadero which enable Amarc to purchase 100% of the 323 km2 PINE property claims (the “Property”).

Agreement with Gold Fields

Amarc’s wholly-owned subsidiary (“Amarc Subco”) has entered into an option agreement with GFTEC (the "GFTEC Agreement") pursuant to which Amarc Subco obtained the option (the “Option”) to acquire all of GFTEC’s 51% interest in the Property.

Amarc Subco can exercise the Option at any time within four years from the date of the GFTEC Agreement (the “Option Period”) by completing the public listing of Amarc Subco on the TSX Venture Exchange and issuing to GFTEC securities in the capital of that Company so that GFTEC holds 15% of the shares and 15% of any warrants on issue (on a fully diluted basis) following completion of the listing. GFTEC has the right to maintain its 15% pro rata interest through participation in future fundraisings and other share issuances.

To maintain the right to exercise the Option at any time over up to the four-year Option Period, Amarc must conduct in stages, up to a total of $2.75 million of exploration expenditures (completed) on the Project. But no expenditures are required after the Option to acquire GFTEC’s 51% interest is exercised.

GFTEC will retain a 2.5% net profits interest royalty (“NPI”) on mineral claims comprising about 96% of the Property which are subject to a net smelter return royalty payable to a former owner (“Underlying NSR”) and a 1% net smelter returns royalty (“NSR”) on the balance of the claims that are not subject to the Underlying NSR. The NPI can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR can be reduced to 0.50% through the payment to GFTEC of $2.5 million in cash or shares. If Amarc Subco does not exercise the Option or terminates the GFTEC Agreement at any time during the four years Option Period, then Amarc Subco may be required to make a termination payment to GFTEC. The level of termination payment, if any, varies with the year of termination and the amount of any exploration expenditures completed; varying over the four-year option from a low of no payment to an absolute maximum of $1,375,000 in the event no exploration work was done by Amarc.

Agreement with Cascadero

Amarc has also entered into an option agreement (the “Cascadero Agreement”) with Cascadero pursuant to which Amarc was granted an option (the “Cascadero Option”) to acquire all of Cascadero’s 49% interest in the Property. In order to exercise the Cascadero Option, Amarc is required to make staged cash payments to Cascadero in the aggregate amount of $1 million before October 31, 2018, and issue on a staged basis common shares in its capital to Cascadero having an aggregate value equal to $950,000 at a minimum per share value of 18 cents before October 31, 2018. In lieu of issuing any common shares, Amarc may elect to pay to Cascadero the value of the shares in cash.

On October 31, 2018 Amarc acquired a 100% interest in Cascadero’s 49% interest in the PINE property.

The PINE property is subject to a 3% Underlying NSR royalty payable to a former owner. Amarc has reached an agreement with the former owner to cap the 3% NSR at $5 million payable from production for consideration totaling $100,000 and 300,000 Amarc shares, payable in stages through to January 31, 2019 (the “Capped Royalty Agreement”).

The GFTEC Agreement, Cascadero Agreement and Capped Royalty Agreement were subject to TSX Venture Exchange approval which has been received.

Other Properties

Amarc’s focus with respect to its Newton and Galileo projects is to work towards venturing them out to third parties to further advance exploration.

Galileo – Blackwater District Property

Amarc owns a 100% interest in the Galileo property, which is located within the Blackwater district, approximately 75 km southwest of Vanderhoof, BC, and 176 km southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

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

An initial mineral resource estimate announced in September 2012, based on 24,513 m of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

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

The Newton Inferred Mineral Resources was prepared using geostatistical methods by technical staff at HDI and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 m by 800 m and to a depth of 560 m, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

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

Amarc's Newton property is located some 100 km west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive and respectful working relationship with respect to the Newton property

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest royalty. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR royalty, which royalty may be purchased by Amarc for $2 million at any time. Advance NSR royalty payments of $25,000 per annum commenced on January 1, 2011.

C.       ORGANIZATIONAL STRUCTURE

The Company has one subsidiary, 1130346 B.C. Ltd. (“Amarc Subco”), incorporated under the laws of British Columbia, Canada. Amarc Subco is a wholly-owned subsidiary of the Company incorporated for the purpose of entering into an option agreement. As at March 31, 2019, the Amarc Subco did not have any asset, liability, income, or expense.

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

Marketable securities

The Company's investments in marketable securities are classified as available-for-sale (“AFS”) financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the exchange rate prevailing at the end of the reporting period. Changes in the fair value of AFS equity investments are recognized directly in equity.

A.        RESULTS OF OPERATIONS

Year Ended March 31, 2019 (“2019”) Versus Year Ended March 31, 2018 (“2018”)

The Company recorded a net loss of $1,949,000 during 2019 compared to a net loss of $2,072,000 during 2018. The decrease in net loss was mainly due to a decrease in both exploration and evaluation expenses, net of METC, and general and administration expenses.

($ 000’s)	2019	2018	Discussion
Exploration and evaluation, net of METC	5,390	6,686	Exploration activity during the 2019 and 2018 period was focused on the IKE and JOY Projects’ drilling and related field programs. The exploration activity during the 2019 period was lower due to decreased exploration activity as discussed in this Annual Report.
Administration	914	1,053	Administration expenses decreased during the 2019 period due to decreased administration activities in support of the Company’s IKE and JOY Projects.
Interest expense on loans payable to director	90	128	Interest incurred on loans provided by a director. Interest expense decreased during the 2019 period due to partial repayment of the principal amounts on the loan outstanding.
Amortization of finance charges	130	433	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to loan provided by the director in November 2014.
Loss on disposition of AFS financial assets	–	1	The Company routinely disposed of some of its marketable securities during 2018 and 2017.

Year Ended March 31, 2018 (“2018”) Versus Year Ended March 31, 2017 (“2017”)

The Company recorded a net loss of $2,072,000 during 2018 compared to a net loss of $1,043,000 during 2017. The increase in net loss was mainly due to an increase in both exploration and evaluation expenses, net of METC, and general and administration expenses.

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

B.        LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing

At March 31, 2019, the Company had a cash balance of approximately $283,000 and working capital deficiency of approximately $716,000, which was primarily due to a director’s loan of $1,000,000 due in November 2019 that was reclassified as a current liability. The Company is in discussions with regards to an extension of the loan. The Company plans its cash spending based on availability of funds.

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

The Company presently does not have any material commitments for capital expenditures and accordingly, can remain fairly flexible in directing its exploration activities to the availability of funds.

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

D.       TREND INFORMATION

As a natural resource exploration company, Amarc's activities reflect the traditional cyclical nature of metal prices. Consequently, Amarc's business is primarily an “event-driven” business based on exploration results.

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017	2.88/lb	7.26 /lb	1,275/oz	17.01/oz
2018	2.96/lb	11.94/lb	1,269/oz	15.71/oz
2019 (to the date of this Annual Report)	2.79/lb	11.95/lb	1,312/oz	15.23/oz

E.       OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2018:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt Obligations (gross amount)	$ 1,000,000	$ 1,000,000	$ –	$ –	$ –
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities Reflected on the Company's Balance Sheet under IFRS	–	–	–	–	–
Total	$ 1,000,000	$ 1,000,000	$ –	$ –	$ –

The Company has no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G.       SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Diane Nicolson(2)	1965	President, CEO and Director	January 2008
Michael Lee(3)	1974	Chief Financial Officer	January 2019
Trevor Thomas	1967	Secretary	February 2008

(1)	To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

(2)	In February 2019, Diane Nicolson was appointed as CEO of the Company.

(3)	In January 2019, Michael Lee was appointed as CFO of the Company.

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

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	June 2017	Present
	President	November 2014	Present
	Chief Executive Officer	February 2019	Present
	Executive Vice President	September 2012	November 2014
Mirasol Resources Ltd.	Director	March 2019	Present

Michael Lee – Chief Financial Officer

Michael Lee is Chartered Professional Accountant (CPA CA) with more than 15 years of professional experience in accountancy, governance, risk management and regulatory compliance. He previously held positions with professional services firms Ernst & Young and Deloitte Touche Tohmatsu providing advisory services to companies in Europe, Africa, Asia and the Americas.

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Financial Officer	January 2019	Present
Quartz Mountain Resources Ltd.	Chief Financial Officer	February 2013	Present

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

B.       COMPENSATION

During the Company's financial year ended March 31, 2019, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $232,000.

Diane Nicolson, President and Chief Executive Officer, Ronald W. Thiessen, Former Chief Executive Officer, Michael Lee, Chief Financial Officer, and Luqman Khan, Former Chief Financial Officer are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2019 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total Compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Diane Nicolson President and Chief Executive Officer, Director (2)	2019	$213,000	Nil	Nil	Nil	Nil	Nil	Nil	$213,000
	2018	$200,000	Nil	Nil	Nil	Nil	Nil	Nil	$200,000
	2017	$156,000	Nil	Nil	Nil	Nil	Nil	Nil	$156,000
Ronald Thiessen Chief Executive Officer (1) (2)	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Lee Chief Financial Officer (1) (3)	2019	$3,000	Nil	Nil	Nil	Nil	Nil	Nil	$3,000
Luqman Khan Chief Financial Officer (1) (3)	2019	$16,000	Nil	Nil	Nil	Nil	Nil	Nil	$16,000
	2018	$18,000	Nil	Nil	Nil	Nil	Nil	Nil	$18,000
	2017	$23,000	Nil	Nil	Nil	Nil	Nil	Nil	$23,000
Notes:

(1)	Mr. Thiessen, Mr. Lee, and Mr. Khan did not serve the Company on a substantially full-time basis.

(2)	Mr Thiessen was replaced as CEO in January 2019 by Ms. Nicolson.

(3)	Mr Khan was replaced as CFO in January 2019 by Mr Lee.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2019 is as set out below:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier (2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Barry Coughlan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Scott Cousens	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Dickinson (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jeffrey Mason (3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Mr. Dickinson is allocated to the Company on the basis of estimated time spent in respect of the Company's business.

(2)	Mr. Carrier resigned as a director of the Company in November 2018.

(3)	Mr. Mason resigned as a director of the Company in April 2018.

C.       BOARD PRACTICES

All of the Company's directors were elected at the annual general meeting of shareholders held on November 22, 2018. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the “Board”).

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

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and by reviewing corporate developments with larger shareholders, analysts and potential industry joint venture parties, where it deems necessary.

Messrs. Coughlan and Cousens are independent. Mr. Dickinson and Ms. Nicolson are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus, the Board members are well versed in the obligations of directors and the expectations of independence from management.

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

Audit Committee

The Audit Committee's Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is available at the Company's website, www.amarcresources.com.

Composition of the Audit Committee

As of the date of this document, the members of the audit committee were Scott Cousens, Diane Nicolson and Barry Coughlan. All members are financially literate. Messrs. Cousens and Coughlan are independent.

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

D.       EMPLOYEES

At March 31, 2019, Amarc had the following employees:

	March 31, 2019	March 31, 2018	March 31, 2017
Full-time salaried	–	–	–
Hourly	2	4	2

Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E.       SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2019, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 28,939,541 common shares (16.96%), or 33,939,541 (19.89%) on a diluted basis.

As at March 31, 2019, the Company's directors and senior management beneficially own the following number of the Company's common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
Barry Coughlan (3)	86,000 common shares	0.05%
Scott D. Cousens (3)	148,300 common shares	0.09%
Robert A. Dickinson (2)	27,857,241 common shares 5,000,000 share purchase warrants	16.33%
Diane Nicolson (3)	718,000 common shares	0.42%
Michael Lee	Nil common shares	0.00%
Trevor Thomas	130,000 common shares	0.08%
Total	28,939,541 common shares 5,000,000 purchase warrants	16.96%

Notes:

(1)	The information as to the number of Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)	Certain of these common shares are beneficially owned through private companies controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.

(3)	Member of the audit committee.

Share Option Plan

As of the date of this document, there were nil options outstanding pursuant to the Company's share option plan (the “Plan”), described below, and an aggregate of 17,060,289 common shares remained available for issuance pursuant to the Plan, described below.

Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the “Plan”). The Plan is required to comply with the policies of the TSX Venture.

In order to increase the Company's flexibility and to bring the Company's share option incentive program in line with the current regulatory regime, the Board approved a new rolling share option plan (the “New Plan”) on August 13, 2010 to replace the plan previously approved and confirmed by the shareholders on September 21, 2004 and September 29, 2009, respectively. The New Plan was approved by shareholders at the Company's annual general meeting (the “Meeting”) held on September 15, 2010. Under TSXV rules the Plan must be approved by the Company’s shareholders annually.

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

Shareholder	Securities Beneficially Owned or Controlled	As a % of the outstanding common shares
Sun Valley Gold Master Fund Ltd	14,615,384	8.57%
Robert A. Dickinson	27,857,241	16.33%

For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of the date of this document, Amarc had authorized unlimited common shares without par value, of which 170,602,894 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this Annual Report, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	32	156,109,126	91.50%
United States	7	12,955,306	7.59%
Other	1	1,538,462	0.90%
TOTALS	40	170,602,894	100.00%

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

Hunter Dickinson Services Inc. (“HDSI”)

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

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

Director’s Loan

In November 2014, the Company announced that it has entered into a $1 million unsecured Loan Agreement (the “Loan”), with a non-arm's length director and officer of the Company (the “Lender”) at an interest rate of prime plus 2% per annum and with a maturity date of November 2015. In connection with the Loan, Amarc issued to the Lender a loan bonus of 2,500,000 previously unissued common shares in its capital with a fair value of $187,500. The Company and the Lender have agreed to two extension terms for the Loan to May 2016 for 7% fixed interest rate and to November 2016 for 9% fixed interest rate, respectively.

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

A.       FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2019, 2018 and 2017. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

The Company's common shares were traded in the U.S. on the OTCBB from June 2004 until August 2014, and have been traded on the OTCQB since August 2014, in each case under the symbol AXREF.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture and on the OTCQB.

	TSX Venture Exchange		OTCBB/OTCQB
Fiscal Year Ended March 31,	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2019	0.14	0.04	0.11	0.03
2018	0.26	0.12	0.21	0.09
2017	0.16	0.06	0.12	0.04
2016	0.17	0.04	0.14	0.02
2015	0.18	0.06	0.13	0.05
2014	0.12	0.04	0.08	0.02

	TSX Venture Exchange		OTCQB
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4 2019	0.07	0.07	0.05	0.05
Q3 2019	0.10	0.04	0.07	0.04
Q2 2019	0.10	0.06	0.07	0.04
Q1 2019	0.14	0.08	0.11	0.07
Q4 2018	0.17	0.12	0.14	0.09
Q3 2018	0.20	0.14	0.15	0.11
Q2 2018	0.26	0.17	0.21	0.13
Q1 2018	0.21	0.14	0.15	0.11
Q4 2017	0.16	0.08	0.12	0.06
Q3 2017	0.11	0.07	0.08	0.05
Q2 2017	0.13	0.08	0.10	0.06
Q1 2017	0.08	0.06	0.06	0.04
Q4 2016	0.08	0.04	0.06	0.02
Q3 2016	0.11	0.05	0.08	0.03
Q2 2016	0.11	0.07	0.08	0.06
Q1 2016	0.17	0.09	0.14	0.07

	TSX Venture Exchange		OTCQB
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
July 2019 (to the date of this Annual Report)	0.06	0.05	0.05	0.04
June 2019	0.07	0.04	0.05	0.03
May 2019	0.06	0.04	0.05	0.03
April 2019	0.07	0.05	0.05	0.03
March 2019	0.07	0.05	0.05	0.03
February 2019	0.07	0.05	0.05	0.04
January 2019	0.06	0.04	0.05	0.03

B.       PLAN OF DISTRIBUTION

Not applicable.

C.       MARKETS

The shares of Amarc traded in Canada on the TSX Venture (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since August 1995 under the trading symbol AHR. Amarc's shares were traded on the OTCBB from June 2004 until August 2014, and have been traded on the OTCQB since August 2014, in each case under the symbol AXREF.

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

Under the BCA, every “pre-existing company' remained subject to certain “Pre-existing Company Provisions” contained in the BCCA unless such provisions were removed with the approval of the shareholders. In order to take full advantage of the flexibility offered by the BCA, the shareholders adopted a special resolution on October 12, 2005 authorizing the removal of the Pre-existing Company Provisions and the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. On January 31, 2006, the Company filed a Notice of Alteration with the Registrar of Companies to remove the Pre-Existing Company Provisions, and the Registrar of Companies issued a Notice of Articles to reflect this change.

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

Provided that the Company's common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length for purposes of the Tax Act, partnerships in which the U.S. Holder or such persons holds a membership interest directly or indirectly, (or the U.S. Holder together with any such foregoing persons) or partnerships, owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder's own tax advisers in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

·	an individual who is a citizen or resident of the U.S.;
·	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
·	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
·	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

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

Under the default PFIC rules:

·	any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of our common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it, together with all other distributions received in the relevant tax year, exceeds 125% of the average annual distribution received during the preceding three years) received on our common shares or with respect to the stock of a Subsidiary PFIC will be allocated rateably to each day of such U.S. Holder’s holding period for our common shares;
·	the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;
·	the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;
·	an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and
·	any loss realized on the disposition of our common shares generally will not be recognized.

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

C.       INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc's liabilities consist of routine accounts payable, balance due to a related party, and a loan payable to a director of the Company. The loans bear fixed interest rates. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to Note 8 of the accompanying audited annual financial statements for the year ended March 31, 2019.

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report on Form 20-F, an evaluation was carried out with the participation of the Company's management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the President and CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 20-F, the Company's disclosure controls and procedures were effective in providing reasonable assurance that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act was accumulated and communicated to the Company's management, including the President and CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2019.

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

The members of the audit committee are Scott Cousens, Barry Coughlan and Diane Nicolson. The board of directors has determined that Mr. Coughlan qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Coughlan is independent, as the term is defined in section 803 of the NYSE American Company Guide.

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

The Company's Code of Ethics was filed as Exhibit 11.1 of the Company's Form 20-F filed on October 7, 2008. The Company's Code of Ethics can be viewed at the Company's website (www.amarcresources.com). The Company will also provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: 15th floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department.

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

Services:		Year ended March 31, 2019	Year ended March 31, 2018
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$20,000 (estimated)	$19,900
Audit-related Fees	Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.	Nil	Nil
Tax Fees	Includes fees for all tax services other than those included in “Audit Fees” and “Audit-related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.	Nil	Nil
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$20,000	$19,900

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

In the year ended March 31, 2019, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18	FINANCIAL STATEMENTS

The following are incorporated herein:

•	Report of the Company's independent registered public accountants, De Visser Gray LLP, dated July 10, 2019;
•	Statements of financial position as at March 31, 2019 and March 31, 2018;
•	Statements of loss for the years ended March 31, 2019, March 31, 2018, and March 31, 2017;
•	Statements of other comprehensive loss (income) for the years ended March 31, 2019, March 31, 2018, and March 31, 2017;
•	Statements of cash flows for the years ended March 31, 2019, March 31, 2018, and March 31, 2017;
•	Statements of changes in equity for the years ended March 31, 2019, March 31, 2018, and March 31, 2017; and
•	Notes to annual financial statements.

AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

MARCH 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amarc Resources Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Amarc Resources Ltd. (“the Company”), which comprise the consolidated statements of financial position as at March 31, 2019 and 2018 and the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended March 31, 2019, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2019 and 2018 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that there are material uncertainties that cast significant doubt about the going concern assumption. The Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

July 10, 2019

We have served as the Company’s auditor since 1995.

Amarc Resources Ltd.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		March 31,	March 31,
	Note	2019	2018

ASSETS

Current assets
Cash	3	$282,996	$3,308,469
Amounts receivable and other assets	5	307,595	85,574
Marketable securities		35,067	57,461
		625,658	3,451,504

Non-current assets
Restricted cash	4	173,143	173,143
		173,143	173,143

Total assets		$798,801	$3,624,647

LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$35,965	$364,099
Advanced contributions received	6	189,021	1,102,714
Balances due to a related parties	10	222,933	148,877
Director's loan	8	893,800	–
		1,341,719	1,615,690

Non-current liabilities
Director's loan	8	–	763,544
		–	763,544

Total liabilities		1,341,719	2,379,234

Shareholders' (deficiency) equity
Share capital	9	64,041,556	63,884,056
Reserves	9	5,105,082	5,143,022
Accumulated deficit		(69,689,556)	(67,781,665)
		(542,918)	1,245,413

Total liabilities and shareholders' deficiency		$798,801	$3,624,647

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

Amarc Resources Ltd.

Consolidated Statements of Loss

(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

		Year ended March 31,
		2019	2018	2017
	Note	(note 2(b))	(note 2(b))	(note 2(b))

Expenses
Exploration and evaluation	10 & 12	$5,390,102	$7,381,916	$3,574,342
Assays and analysis		354,492	224,233	123,199
Drilling		800,682	1,199,928	263,705
Equipment rental		103,425	73,629	24,003
Geological		1,295,699	1,508,855	817,983
Helicopter and fuel		934,727	1,519,029	568,658
Property costs and assessments		652,926	1,553,601	1,142,426
Site activities		963,826	905,971	367,000
Socioeconomic		192,517	310,389	237,781
Travel and accommodation		91,808	86,281	29,587

Administration	10 & 12	913,897	1,053,006	732,528
Legal, accounting and audit		33,106	190,132	34,720
Office and administration	12(b)	656,569	658,686	594,734
Shareholder communication		155,126	122,045	49,244
Travel and accommodation		32,891	36,170	14,316
Trust and regulatory		36,205	45,973	39,514

Cost recoveries		(4,538,604)	(6,892,331)	(3,581,109)
Pursuant to IKE agreements	6(a)	(1,645,196)	(3,244,596)	(2,932,597)
Pursuant to JOY agreement	6(b)	(2,893,408)	(2,952,141)	–
Mineral exploration tax credits		–	(695,594)	(648,512)

		1,765,395	1,542,591	725,761
Other items
Interest income		(38,016)	(26,705)	(8,323)
Interest expense – director's loans	8	90,000	128,096	136,959
Transaction cost – director's loans	8	130,256	433,044	203,057
Foreign exchange (gain) loss		933	(4,093)	–
Gain on disposition of marketable securities		–	(667)	(14,806)
Loss		$1,948,568	$2,072,266	$1,042,648

Basic and diluted loss per common share		$0.01	$0.01	$0.01

Weighted average number of common shares outstanding		169,504,538	156,826,422	141,435,020

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2019	2018	2017

Loss		$1,948,568	$2,072,266	$1,042,648

Other comprehensive (income) loss:
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	2(e)	–	(28,949)	(22,870)
Reallocation of the fair value of marketable securities upon disposition	2(e)	–	956	14,806

Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	2(e)	(2,737)	–	–
Total other comprehensive (income) loss		(2,737)	(27,993)	(8,064)

Comprehensive loss		$1,945,831	$2,044,273	$1,034,584

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.

Consolidated Statements of Changes in (Deficiency) Equity

(Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
	Note	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	$(341,436)

Net loss for the year		–	–	–	–	–	(1,042,648)	(1,042,648)
Other comprehensive loss for the year		–	–	–	8,064	–	–	8,064
Total comprehensive loss		–	–	–	8,064	–	(1,042,648)	(1,034,584)

Issuance of share purchase warrants	9(c)(i)	–	–	–	–	607,406	–	607,406
Exercise of share purchase warrants	9(c)(ii)	4,000,000	592,000	–	–	(232,000)	–	360,000
Balance at March 31, 2017		145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)

Balance at April 1, 2017		145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)

Net loss for the year		–	–	–	–	–	(2,072,266)	(2,072,266)
Other comprehensive loss for the year		–	–	–	27,993	–	–	27,993
Total comprehensive loss		–	–	–	27,993	–	(2,072,266)	(2,044,273)

Issuance of common shares pursuant to a private placement, net of issuance costs	9(c)	13,045,500	2,481,300	–	–	–	–	2,481,300
Issuance of common shares pursuant to property agreements	9(b)	3,761,111	677,000	–	–	–	–	677,000
Issuance of common shares pursuant to exercise of share purchase warrants	9(c)	6,555,555	540,000	–	–	–	–	540,000
Reallocation of share warrant reserve to share capital for exercised warrants	9(c)	–	625,846	–	–	(625,846)	–	–
Balance at March 31, 2018		168,786,227	$63,884,056	$2,202,640	$57,459	$2,882,923	$(67,781,665)	$1,245,413

Balance at April 1, 2018		168,786,227	$63,884,056	$2,202,640	$57,459	$2,882,923	$(67,781,665)	$1,245,413

Net loss for the year		–	–	–	–	–	(1,948,568)	(1,948,568)
Other comprehensive loss for the year		–	–	–	2,737	–	–	2,737
Total comprehensive loss		–	–	–	2,737	–	(1,948,568)	(1,945,831)

Adjustment of gain on disposition of marketable securities		–	–	–	(40,677)	–	40,677	–
Issuance of common shares pursuant to property agreements	9(b)	1,816,667	157,500	–	–	–	–	157,500
Balance at March 31, 2019		170,602,894	$64,041,556	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2019	2018	2017
		(note 2(b))	(note 2(b))	(note 2(b))

Operating activities
Loss		$(1,948,568)	$(2,072,266)	$(1,042,648)
Adjustments for:
Interest income		(38,016)	(26,705)	(8,323)
Interest expense – director's loans		90,000	128,096	136,959
Transaction cost – director's loans		130,256	433,044	203,057
Non-cash property payments		157,500	677,000	–
Gain on disposition of marketable securities		–	(667)	(14,806)

Changes in working capital items:
Amounts receivable and other assets		(222,021)	(46,683)	78,515
Restricted cash		–	(60,328)	92,213
Accounts payable and accrued liabilities		(328,134)	349,258	(7,515)
Balances due to related parties		74,056	(26,460)	(5,139)
Advanced contributions (incurred) received – net		(913,693)	1,102,714	–
Net cash (used in) provided by operating activities		(2,998,620)	457,003	(567,687)

Investing activities
Interest received		38,016	26,705	8,323
Proceeds from disposition of marketable securities		25,131	667	19,805
Net cash provided by investing activities		63,147	27,372	28,128

Financing activities
Net proceeds from the issuance of common shares pursuant to a private placement	9(b)	–	2,481,300	–
Net proceeds from the issuance of common shares pursuant to exercise of share purchase warrants	9(b)	–	540,000	360,000
Proceeds from director's loans	8	–	–	600,000
Repayment of loans payable to director	8	–	(1,000,000)	(100,000)
Interest paid on director's loans	8	(90,000)	(128,096)	(136,959)
Net cash (used in) provided by financing activities		(90,000)	1,893,204	723,041

Net (decrease) increase in cash		(3,025,473)	2,377,579	183,482
Cash, beginning balance		3,308,469	930,890	747,408
Cash, ending balance		$282,996	$3,308,469	$930,890

Supplementary cash flow information:				–
Issuance of share purchase warrants pursuant to a loan agreement		$–	$–	$607,406

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

1.	Nature of operations and going concern

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These consolidated financial statements as at and for the year ended March 31, 2019 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2019, the Company had cash of $282,996, a working capital deficit, and a shareholders’ deficiency.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting year ended March 31, 2019.

The Board of Directors of the Company authorized these Financial Statements for issuance on July 10, 2019.

(b)	Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement (note 6(b)). As at March 31, 2019 and 2018, the Subco did not have any assets, liabilities, income or expenses. Intercompany balances and transactions are eliminated in full on consolidation.

(c)	Significant accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates. The following estimates and judgements have been used in these Financial Statements:

·	assessment of the Company’s ability to continue as a going concern;
·	the determination of categories of financial assets and financial liabilities; and,
·	the carrying value and recoverability of the Company’s marketable securities.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Foreign currency

The functional and presentational currency of the Company is the Canadian Dollar (“CAD”).

Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing on the dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates of exchange prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the year.

(e)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition, and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

On April 1, 2018, the Company adopted IFRS 9, Financial Instruments (“IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety. IFRS 9 provides a revised model for the recognition and measurement of financial instruments, and a single, forward-looking ‘expected loss’ impairment model. The Company has applied the changes in accounting policy retrospectively, however, in accordance with the transitional provisions in IFRS 9, comparative information has not been restated. The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

IFRS 9 largely retains the existing requirements of IAS 39 for the classification and measurement of financial liabilities.

IFRS 9 eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available-for-sale. Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVTOCI”) (debt/equity investment); or, fair value through profit or loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not measured at FVTPL, transaction costs that are directly attributable to its acquisition. The directly attributable transaction costs of a financial asset classified at FVTPL are expensed in the period in which they are incurred.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as at FVTPL:

·	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and,
·	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment losses are recognized in profit or loss. Any gain or loss on the derecognition of the financial asset is recognized in profit or loss.

Financial assets measured at fair value through other comprehensive income

A debt investment is measured at FVTOCI if it meets bot the following conditions and is not designated as at FVTPL:

·	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and,
·	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On the initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

Debt investments measured at FVTOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses, and impairment are recognized in profit or loss. Other net gains and losses are measured in OCI. On de-recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments measured at FVTOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost or measured at FVTOCI, as described above, are measured at FVTPL; this includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or measured at FVTOCI as FVTPL if doing so eliminates, or significantly reduces, an accounting mismatch that would otherwise arise.

These financial assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

On the date of initial application, April 1, 2018, the financial instruments of the Company are detailed as follows, with any reclassification noted:

	Measurement basis		Carrying amount
	Original (IAS 39)	New (IFRS 9)	Original (IAS 39)	New (IFRS 9)	Difference Gain / (loss)
Current financial assets
Cash	Amortized cost	Amortized cost	$3,308,469	$3,308,469	$–
Amounts receivable	Amortized cost	Amortized cost	85,574	85,574	–
Marketable securities	Available-for-sale	FVTOCI [1]	57,461	57,461	–

Non-current financial assets
Restricted cash	Amortized cost	Amortized cost	$173,143	$173,143	$–

Current financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	$364,099	$364,099	$–
Advanced contributions received	Amortized cost	Amortized cost	1,102,714	1,102,714	–
Balance due to a related party	Amortized cost	Amortized cost	148,877	148,877	–

Non-current financial liabilities
Directors’ loan	Amortized cost	Amortized cost	$763,544	$763,544	$–

					$–

1	Upon initial adoption of IFRS 9 on April 1, 2018, the Company has designated its marketable securities as measured at FVTOCI.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(f)	Revenue

On April 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 supersedes IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and, SIC 31, Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 establishes a single, five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer.

The adoption of IFRS 15, applied retrospectively, did not have a material impact on the Company’s financial statements.

(g)	Exploration and evaluation expenditures

Exploration and evaluation costs are costs incurred to discover mineral resources, and to assess the technical feasibility and commercial viability of the mineral resources found.

Exploration and evaluation expenditures include:

·	costs associated with the acquisition of licences;
·	costs associated with the acquisition of exploration and evaluation assets, including mineral properties; and,
·	costs associated with exploration and evaluation activities.

Exploration and evaluation costs are generally expensed as incurred until the technical feasibility and commercial viability of extracting a mineral resource has been determined and a positive decision to proceed to development has been made. However, if management concludes that future economic benefits are more likely than not to be realized, the costs of property, plant and equipment for use in the exploration and evaluation of mineral resources are capitalized.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs incurred after the technical feasibility and commercial viability of extracting a mineral resource has been determined and a positive decision to proceed to development has been made are considered development costs and are capitalized.

Costs applicable to established mineral property interests where no further work is planned by the Company may, for presentation purposes only, be carried at nominal amounts.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(h)	Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and the condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the asset and restoring the site on which it is located.

Depreciation is provided at rates calculated to expense the cost of the equipment, less its estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no material future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is account for separately, including major inspection and overhaul expenditures, are capitalized.

As at March 31, 2019, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2019.

(i)	Share capital

Common shares of the Company are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues common shares for consideration other than cash, the transaction is measured at fair value based on the quoted market price of the Company’s common shares on the date of issuance.

(j)	Loss per share

Loss per share is computed by dividing the losses attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is determined by adjusting the losses attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share purchase options are applied to repurchase common shares at the average market price for the reporting period. Share purchase options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share purchase options. The effect of anti-dilutive factors is not considered when computed diluted loss per share.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(k)	Share based payments

The share purchase option plan allows employees and consultants of the Company to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the share based payment reserve in equity. An individual is classified as an employee when the individual is an employee for legal and tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees, fair value is measured at the grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At the end of each financial reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Share based payment transactions with non-employees are measured at the fair value of the goods and services received. However, if the fair value cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instrument granted at the date the entity obtains the goods or the counterparty renders the service.

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

The following temporary differences are not provided for:

·	goodwill not deductible for tax purposes;
·	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and,
·	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)	Restoration, rehabilitation and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability at the time the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the project or asset, the conditions imposed by the relevant permits, and, when applicable, the jurisdiction in which the project or asset is located.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production method or the straight-line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2019.

(n)	Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(o)	Government assistance

When the Company is entitled to receive the BC Mineral Exploration Tax Credit (“BCMETC”) and other government grants, this government assistance is recognized as a cost recovery when there is reasonable assurance of recovery.

(p)	Accounting standards, interpretations and amendments to existing standards

Effective for annual periods beginning on or after January 1, 2019:

·	IFRS 16, Leases

·	IFRIC 23, Uncertainty over Income Tax Treatments

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards to be material on the Company’s financial statements.

3.	Cash

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

4.	Restricted cash

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

5.	Amounts receivable and other assets

	March 31, 2019	March 31, 2018
Sales tax refundable	$7,304	$43,019
Contributions receivable (note 6(a) and 6(b))	300,291	–
Prepaid insurance	–	42,555
Total	$307,595	$85,574

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

6.	Exploration and evaluation expenses and cost recoveries

Below is a summary of the Company’s major exploration projects on the basis of where the Company is currently incurring the majority of its exploration work.

(a)	IKE Project

The IKE Project is located in south-central BC. In July 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement (the “IKE Agreement”) with Hudbay Minerals Inc. (“Hudbay”) pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project.

The Company initially records the amounts of contributions received or receivable from Hudbay pursuant to the IKE Agreement as a liability (Advanced contributions received) in the Consolidated Statements of Financial Position, and subsequently recognizes amounts as cost recoveries in the Consolidated Statements of Loss as the Company incurs related expenditures.

During the year ended March 31, 2019, the Company recorded a gross amount of cost recovery of $1,645,196 (2018 – $3,244,596) offsetting the expenditures incurred pursuant to the IKE Agreement.

In January 2019, the Company announced that Hudbay had relinquished its option to earn an interest in the IKE Project. Pursuant to the IKE Agreement, Hudbay has advanced to the Company $92,240 for estimated post-termination obligations outstanding at March 31, 2019. The amount has been recorded within the current balance of Advanced contributions received on the Consolidated Statements of Financial Position and will subsequently be recognized as a cost recovery on the Consolidated Statements of Loss as the Company incurs related expenditures. As a result of the termination, the Company maintains a 100% interest in the IKE Project.

Certain claims within the IKE Project carry an NSR royalty obligation of 1%, subject to a $2 million cap and with the Company able to purchase the royalty at any time by payment of the same amount. These claims carry an additional NSR of 2%, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $25,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

Other claims within the project are subject to a 2% NSR royalty which can be purchased for $2 million and in addition there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

The entire project is subject to a 1% NSR royalty capped at a total of $5 million.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(b)	JOY Project

The JOY Project, located in north-central BC, comprises the JOY and PINE properties, and certain adjacent claims (the “Staked Claims”) acquired directly by the Company. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase 100% of the JOY property for the reimbursement of the vendor’s direct acquisition costs of $335,299. The property is subject to an underlying NSR royalty held by a former owner which is capped at $3.5 million.

In August 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement (the “JOY Agreement”) with Hudbay pursuant to which Hudbay may acquire, through a staged investment process, up to 60% ownership in the JOY Project.

The Company initially records the amounts of contributions received or receivable from Hudbay pursuant to the JOY Agreement as a liability (Advanced contributions received) in the Consolidated Statements of Financial Position, and subsequently reallocates amounts to cost recoveries in the Consolidated Statements of Loss as the Company incurs related expenditures.

During the year ended March 31, 2019, the Company recorded a gross amount of cost recovery of $2,893,408 (2018 – $2,952,141) offsetting the expenditures incurred pursuant to the JOY Agreement.

In January 2019, the Company announced that Hudbay had relinquished its option to earn an interest in the JOY Project. Pursuant to the JOY Agreement, Hudbay has advanced to the Company $96,781 for estimated post-termination obligations outstanding at March 31, 2019. The amount has been recorded within the March 31, 2019 balance of advanced contributions received on the Consolidated Statements of Financial Position and will subsequently be recognized as a cost recovery on the Consolidated Statements of Loss as the Company incurs the related expenditures. As a result of the termination, the Company maintains a 100% interest in the JOY Project.

In addition, the Company concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 pursuant to which the Company can purchase 100% of the PINE property.

During the year ended March 31, 2019, the Company completed its acquisition of a 49% interest in the PINE property by making cash payments of $300,000 (2018 – $700,000) and issuing 300,000 common shares (2018 – 650,000 common shares) to Cascadero. The Company maintains the option to acquire GFTEC’s 51% interest by agreeing to incur up to $2.75 million in exploration expenditures on the project prior to August 2021 (100% incurred to date). GFTEC will retain a 2.5% net profits interest royalty (“NPI”) on mineral claims comprising approximately 96% of the property which are subject to a net smelter return royalty payable to a former owner (“Underlying NSR”), and a 1% net smelter returns royalty (“NSR”) on the balance of the claims that are not subject to the Underlying NSR. The NPI can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR can be reduced to 0.50% through the payment to GFTEC of an additional $2.5 million in cash or shares. If the Company does not exercise the option or terminates the GFTEC Agreement at any time during the four-year option period, then it may be required to make a termination payment to GFTEC. The level of termination payment, if any, varies with the year of termination and the amount of any exploration expenditures completed, from a low of no payment to an absolute maximum of $1,375,000 in the event that no exploration work is done by the Company.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

The PINE property is subject to a 3% underlying NSR royalty payable to a former owner. The Company has reached an agreement with the former owner to cap the 3% NSR at $5 million payable from production for consideration totaling $100,000 and 300,000 common shares payable in stages through to January 31, 2019. In the current year, the Company made cash payments of $50,000 (2018 – $50,000) and issued 50,000 common shares (2018 – 50,000 common shares).

(c)	DUKE Project

The DUKE Project is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase a 100% interest in the DUKE property for the reimbursement of the vendor’s direct acquisition costs of $168,996.

7.	Accounts payable and accrued liabilities

	March 31, 2019	March 31, 2018
Accounts payable	$35,965	$364,099
Total	$35,965	$364,099

8.	Director’s loans

	March 31, 2019	March 31, 2018
Opening balance	$763,544	$1,330,500
Repayments	–	(1,000,000)
Amortization of transaction costs	130,256	433,044
Closing balance	$893,800	$763,544

	March 31, 2019	March 31, 2018
Current portion	$893,800	$–
Non-current portion	–	763,544
Total	$893,800	$763,544

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

Finance expenses	For the year ended March 31,
	2019	2018	2017
Interest on director’s loan	$90,000	$128,096	$136,959
Amortization of transaction costs	130,256	433,044	203,057
	$220,256	$561,140	$340,016

As at March 31, 2019, one unsecured loan owing to a director of the Company (the “Lender”), advanced to the Company in November 2016 (note 8(a)), was outstanding with a principal sum of $1,000,000.

Advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable costs, comprised of the fair values of the bonus warrants granted, representing a partially offsetting asset balance. Such costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

The key terms of the underlying agreements for each loan outstanding during the period are summarized below:

(a)	2016 loan agreement

In November 2016, the Company entered into a loan agreement (the “2016 Loan”) with the Lender, superseding a previous loan agreement for a $1,000,000 advance, pursuant to which the original maturity date of November 26, 2016 was extended for three years on customary conditions. The principal sum was subsequently increased to $1,500,000 by way of an additional advance of $500,000 to fund mineral property acquisitions (note 6(b) and 6(c)). The 2016 Loan is subject to an interest rate of 9% per annum.

Pursuant to the 2016 Loan, the Company issued to the Lender a loan bonus comprising of 10,000,000 common share purchase warrants with an expiry term of three years and an exercise price of $0.08 per share (note 9(c)(i)).

During the year ended March 31, 2018, $500,000 of the 2016 Loan was repaid to the Lender, leaving a balance outstanding of $1,000,000.

(b)	2015 loan agreement

In September 2015, the Company entered into a loan agreement (the “2015 Loan”) with the Lender pursuant to which the Lender advanced to the Company a principal sum of $500,000 with a maturity term of two-year and at an interest rate of 7% per annum.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to the 2015 Loan, the Company issued to the Lender a loan bonus comprising of 5,555,555 common share purchase warrants with an expiry term of two years and an exercise price of $0.09 per share (note 9(c)(ii))

The 2015 Loan was fully repaid in September 2017.

9.	Share capital and reserves

(a)	Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

As at March 31, 2019, there were 170,602,894 Common Shares issued and outstanding (March 31, 2018 – 168,786,227).

(b)	Issued share capital

During the year ended March 31, 2019, the Company issued 1,816,667 Common Shares pursuant to property agreements (note 6(b)).

During the year ended March 31, 2018, the Company issued 3,761,111 Common Shares pursuant to property agreements (note 6(b)).

In September 2017, the Company announced a private placement financing, issuing 13,045,500 Common Shares at a price of $0.20 per Common Share for gross proceeds of $2,609,100 and incurred share issuance costs of $127,800 for net proceeds of $2,481,300.

In September 2017, the Company issued 6,555,555 Common Shares pursuant to the exercise of share purchase warrants (note 9(c)).

(c)	Share purchase warrants

The following common share purchase warrants were outstanding at March 31, 2019 and 2018:

	Exercise price	March 31, 2019	March 31, 2018
Issued pursuant to the 2016 Loan (i)	$0.08	5,000,000	5,000,000
Total		5,000,000	5,000,000

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(i)	2016 loan warrants

In November 2016, 10,000,000 share purchase warrants were issued pursuant to the 2016 Loan (note 8(a)). The fair value of these warrants at issue was determined to be $607,406 at $0.06 per warrant using the Black-Scholes model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; underlying market price of $0.08; expiry term of 3 years; and, dividend yield of nil.

In September 2017, 5,000,000 of these warrants were exercised leaving 5,000,000 of these warrants outstanding.

(ii)	2015 loan warrants

In September 2015, 5,555,555 share purchase warrants were issued pursuant to the 2015 Loan (note 8(b)). The fair value of these warrants at issue was determined to be $322,143 at $0.06 per warrant using the Black-Scholes model and based on the following assumptions: risk-free rate of 0.51%; expected volatility of 130%; underlying market price of $0.09; expiry term of 2 years; and, dividend yield of nil.

In 2017, these warrants were exercised.

10.	Related party transactions

Balances due to related parties	March 31, 2019	March 31, 2018
Hunter Dickinson Services Inc.	$214,179	$148,877
United Mineral Services Ltd.	8,754	–
Total	$222,933	$148,877

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 8 includes the details of a director’s loan. Note 6(b) and 6(c) includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the directors of the Company.

During the year ended March 31, 2019 and 2018, the Company’s President, Chief Executive Officer and Director, Chief Financial Officer, and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 10(b)). There were no other transactions with KMP during the years ended March 31, 2019 and 2018.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. In addition, the Company’s President, Chief Executive Officer and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services at fair market value to the Company, on an as-needed and as-requested basis from the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

HDSI also incurs third-party costs on behalf of the Company. Such third-party costs are reimbursed by the Company to HDSI at cost without any markup. Such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

The following is a summary of transactions with HDSI that occurred during the reporting period:

Transactions with HDSI	For the years ended March 31,
(rounded to the nearest thousand CAD)	2019	2018	2017
Services received from HDSI and as requested by the Company	$1,620,000	$1,419,000	$1,042,000
Information technology – infrastructure and support services	60,000	60,000	60,000
Reimbursement, at cost, of third-party expenses incurred by HDSI on behalf of the Company	63,000	139,000	35,000
Total	$1,743,000	$1,618,000	$1,137,000

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(c)	United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

During the year ended March 31, 2017, the Company acquired from UMS a 100% interest in two mineral property interests, namely JOY (note 6(b)) and DUKE (note 6(c)), for aggregate acquisition costs of $504,295.

The following is a summary of transactions with UMS that occurred during the reporting period:

Transactions with UMS	For the years ended March 31,
(rounded to the nearest thousand CAD)	2019	2018	2017
Acquisition of mineral property interests	$–	$–	$504,000
Services received from UMS and as requested by the Company	36,000	18,000	–
Reimbursement of third-party expenses incurred by UMS on behalf of the Company	19,000	9,000	18,000
Total	$55,000	$27,000	$522,000

11.	Income taxes

(a)	Provision for current tax

No provision has been made for current income taxes as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

At March 31, 2019, the Company had unused non-capital loss carry forwards of approximately $8.8 million (March 31, 2018 – $12.0 million; March 31, 2017 – $15.3 million).

At March 31. 2019, the Company had resource tax pools of approximately $30.6 million (March 31, 2018 – $26.9 million; March 31, 2017 – $23.8 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Reconciliation of effective tax rate

	March 31, 2019	March 31, 2018
Loss for the year	$(1,948,568)	$(2,072,266)
Total income tax expense	–	–
Loss excluding income tax	(1,948,568)	(2,072,266)

Income tax recovery using the Company’s tax rate	(526,000)	(544,000)
Non-deductible expenses and other	404,000	561,000
Change in deferred tax rates	–	(394,000)
Temporary difference booked to reserve	(3,000)	4,000
Deferred income tax assets not recognized	125,000	373,000
	$–	$–

The Company’s statutory tax rate was 27% (2018 – 26.25%; 2017 – 26%) and its effective tax rate is nil (2018 – nil; 2017 – nil).

(d)	Deductible temporary differences

At March 31, 2019, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

Expiry	Tax losses (capital)	Tax losses (non-capital)	Resources pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	–	–	63,000
After five years	–	8,833,000	–	1,011,000
No expiry date	1,356,000	–	30,599,000	77,000
	$1,356,000	$8,833,000	$30,599,000	$1,151,000

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

12.	Supplementary information to the consolidated statements of loss

(a)	Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

Employees’ salaries and benefits	For the years ended March 31,
(rounded to the nearest thousand CAD)	2019	2018	2017
Salaries and benefits included in the following:
Exploration and evaluation expenses	$1,268,000	$1,094,000	$676,000
Administration expense [1]	571,000	629,000	478,000
Total	$1,839,000	$1,723,000	$1,154,000

1	This amount includes salaries and benefits included in office and administration expenses (note 12(b)) as well as other salaries and benefits expenses classified as administration expenses.

(b)	Office and administration expenses

Office and administration expenses include the following:

Office and administration expenses	For the years ended March 31,
(rounded to the nearest thousand CAD)	2019	2018	2017
Salaries and benefits	$501,000	$470,000	$445,000
Insurance	74,000	111,000	79,000
Data processing and retention	60,000	61,000	61,000
Other office expenses	22,000	17,000	10,000
Total	$657,000	$659,000	$595,000

13.	Financial risk management

(a)	Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

The Company’s investment policy is to invest its cash in highly liquid, short-term, interest-bearing investments having maturity dates of three months or less from the date of acquisition, which are readily convertible into known amounts of cash.

The Company is not subject to any imposed equity requirements.

There were no changes to the Company’s approach to capital management during the year ended March 31, 2019.

(b)	Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value based on quoted prices in active markets.

As at March 31, 2019 and 2018, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

(c)	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fairs to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, and amounts receivable and other assets. The carrying values of these financial assets represent the Company’s maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash in high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements after taking into account the Company’s holdings of cash.

Amarc Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

The Company has sufficient cash to meet its commitments associated with its financial liabilities in the near term, other than the amounts payable to related parties.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at March 31, 2019 and 2018, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2019 and 2018, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

1.1	Date

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements (the “Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2019, which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars (“CAD”) unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (together known as “IFRS”). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of July 10, 2019.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion and analysis includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical fact that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Amarc Resources Ltd. (“Amarc”) believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by Amarc to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion and analysis uses the terms “measured resources”, “indicated resources” and “inferred resources” which are recognized and required by Canadian regulators under National Instrument 43-101 (“43-101”). The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, and adopt definitions of the terms and the categories of resources which are “substantially similar” to the corresponding terms under Canadian regulations in 43-101. Accordingly, there is no assurance any mineral resources that we may report under 43-101 would be the same had we prepared the resources estimates under the standards adopted under the SEC Modernization Rules. Amarc cautions investors not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under 43-101. Investors are cautioned not to assume that all or part of an inferred resource exists, or is economically or legally mineable.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

1.2	Overview

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of British Columbia (“BC”) copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to commence value creation.

Through its 2017 and 2018 work programs Amarc is substantially advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts located in southern, central and northern BC, respectively. Each of these copper districts have proximity to industrial infrastructure, power, rail and highways. The IKE, DUKE and JOY Projects have significant potential for the discovery of important scale, porphyry copper-gold and copper-molybdenum deposits.

LOCATION OF THE COMPANY’S IKE, DUKE AND JOY PROJECTS

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry copper mines. Work at the IKE deposit discovery has delineated a copper-molybdenum-silver mineralized system, measuring approximately 3.5 km by 2 km, through combined induced polarization chargeability (“IP”) surveys, talus geochemical sampling and the drilling of 26 core holes within a portion of the mineralized system.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

The IKE deposit discovery has important economic potential as indicated by the copper equivalent grades returned over long continuous drill intercepts, which compare favourably to the range of copper equivalent grades for reserves and resources at operating BC porphyry copper (± molybdenum ± gold ± silver) mines. In 2018 Amarc completed five very widely-spaced drill holes designed to continue to delineate the copper, molybdenum, silver grade distribution within the overall IKE mineralized system. The new drill results continue to indicate that IKE shares many geological similarities with some of the world’s important copper-molybdenum-silver deposits, like Sierrita and Morenci in Arizona and Valley in BC. In addition, at least five significant porphyry copper deposit targets have been established within 10 km of the IKE discovery that remain to be fully explored. Amarc is planning further drilling with the goal of delineating the IKE mineral system and establishing a resource.

Amarc’s DUKE deposit and an adjacent 704 km2 porphyry copper district is located 80 km northeast of Smithers, BC and 30 km north of former mines (Bell and Granisle) operated by Noranda Mines. DUKE has been intermittently explored by prior operators with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes. Many of the historical holes drilled intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization that remains open both laterally and to depth.

Seven of the eight holes drilled by Amarc late last year and in early 2018, successfully outlined porphyry copper-style mineralization over an area currently measuring approximately 400 m north-south by 600 m east-west, and open to expansion in all directions. The deposit lies below flat-lying glacial till, which varies from 4 m to 18 m thick in the holes drilled, with mineralization extending to the depth of drilling – over 360 m deep. A single hole was drilled 1 km north of the seven other Amarc holes at DUKE in order to test a geophysical IP anomaly that extends north and south from the DUKE deposit discovery area. This hole intersected substantial lengths of moderate to low grade copper and molybdenum mineralization, indicating the extensive nature of the DUKE porphyry copper system. The mineralized system as outlined by the IP anomaly associated with the DUKE discovery measures some 4 km north-south by 1 km east-west. Amarc is considering how best to undertake the drilling required to delineate the geometry and grade distribution of the DUKE discovery.

In addition to the DUKE deposit, Amarc has strategically secured certain mineral claims in the region to cover other important porphyry copper-gold deposit targets for field assessment and drill testing. Amarc completed a comprehensive evaluation of government regional datasets in order to delineate these high potential targets for follow up.

Amarc’s 464 km2 JOY mineral property lies 310 km north of Mackenzie in a region of BC considered to have high potential for the discovery of important scale, porphyry gold-copper deposits. The JOY claims are located 20 km north of the Kemess District, host to the former Kemess South Mine and the government-approved Kemess underground project. In mid-2017, Centerra Gold Inc. purchased the Kemess District from AuRico Metals Inc. for $310 million.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

Amarc considers the extensive JOY Project claim holdings to be significantly underexplored, and to represent the northern extension of the Kemess gold-copper district. Highly favourable geology, geochemical sampling and geophysical surveys, along with drilling in 136 holes by past operators, has resulted in substantially narrowing the exploration focus.

Extensive airborne and ground surveys were completed in 2018 - the first season of exploration activity at the expanded JOY Project (see Amarc news releases August 29, 2017 and December 27, 2017). Works included an airborne magnetics survey and systematic IP, geochemical and geological surveys over the more than 10 deposit-scale targets previously identified within and adjacent to the Finlay Magnetic Corridor. Results have confirmed a number of new, high potential porphyry gold-copper deposit targets which now require drilling.

Amarc is committed to unlocking the emerging value of the IKE, DUKE and JOY copper districts and is working to secure funding partners in order to: drill the current deposit discoveries at IKE and DUKE to establish the grade and geometry of the mineralization; and also drill new high potential targets at JOY with the goal of making a significant porphyry copper-gold deposit discovery. The team is also looking to opportunistically acquire new projects within stable jurisdictions.

Amarc works closely with local governments, Indigenous groups and other project stakeholders in order to advance its mineral properties responsibly, and in a manner that contributes to sustainable community and economic development.

Amarc senior management and project teams seek early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories its projects are located - including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

The IKE Project (comprising the IKE, Granite, Juno and Galore Properties)

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties which make up the IKE Project.

The IKE deposit discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets, have the potential to possess the grades and tonnages necessary to develop into an important new BC mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover other compelling deposit targets, as well as potential infrastructure sites.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

IKE Deposit

The IKE Project is located approximately 33 km northwest of the historical mining communities of Gold Bridge and Bralorne, in south-central BC. Core drilling of the IKE deposit is located above tree line within large and barren cirques. Although current access to the site is by helicopter, there is good infrastructure in the region. Mainline logging roads leading northwest from Gold Bridge extend to within 13 km of the southern extent of the IKE property. Power, railways and highways are all available in the area of Gold Bridge and the regional towns of Lillooet and Pemberton.

Amarc has made a significant new porphyry copper-molybdenum-silver discovery at IKE. All 26 wide-spaced core holes drilled by Amarc at IKE (2014-9 holes; 2015-9 holes; 2016-3 holes and 2018 5 holes for a total of 15,454 m) have intersected long intervals of chalcopyrite and molybdenite mineralization, with grades that compare favourably to the range of copper equivalent grades at operating BC porphyry copper mines. Copper, molybdenum and silver mineralization has been intersected over an increasingly broad area measuring 1.2 km m east-west by 1.0 km north-south, and 875 m vertically. The drilling indicates the potential for extensive resource volumes which remain open to expansion in all lateral directions and to depth. Notably the drilling completed to date has tested only a portion of the over plus 9 km2 IKE hydrothermal system. In 2018, Amarc completed a $1.6 million drill program comprising five very widely-spaced core holes designed to continue to delineate the copper, molybdenum, silver grade distribution within the overall mineralized system. The new drill results continue to indicate that IKE shares many geological similarities with some of the world’s important copper-molybdenum-silver deposits, like Sierrita and Morenci in Arizona and Valley in BC. The Company is currently planning for an expanded drill program in 2019 with the goal of further delineating the known mineralization at IKE.

Highlights from the drill programs completed at IKE include:

SELECTED ASSAY INTERVALS 2014-2018 IKE Discovery Drill Holes
Hole ID	Int.[1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
14001	247	0.42	0.28	0.030	2.0
14002	123	0.41	0.32	0.017	2.5
14003	92	0.41	0.31	0.020	2.1
14005	194	0.49	0.30	0.046	0.8
14006	308	0.40	0.26	0.032	1.8
14008	97	0.46	0.32	0.030	2.2
15010	124	0.45	0.34	0.022	3.2
15012	214	0.37	0.26	0.023	2.2
15013	592	0.44	0.30	0.032	2.1
15014	86	0.48	0.33	0.032	2.2
15018	111	0.36	0.30	0.010	2.3
16020	148	0.54	0.39	0.030	2.9
16021	287	0.39	0.30	0.017	2.2
18022	138	0.40	0.28	0.024	2.1
18025	222	0.46	0.35	0.022	2.4
18026	147	0.44	0.26	0.042	1.9

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length weighted averages.
3.	Copper equivalent (CuEQ) calculated using: Cu US$3.00/lb, Mo US$12.00/lb and Ag US$18.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
4.	Some figures may not sum exactly due to rounding.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

Assay results from all of Amarc’s 2014, 2015, 2016 and 2017 drill holes are summarized in the Management’s Discussion and Analysis for the Six Months ended September 30, 2017 and the Nine Months Ended December 31, 2017 filed on www.sedar.com, and those for the 2018 drilling in the Company’s new release dated November 6, 2018.

Notably, IP geophysical work undertaken in 2017 showed the IKE mineralized system to be much larger than originally thought and is now known to extend for at least 3.5 km east-west by 3 km north-south, as outlined by IP surveys and talus fines geochemical sampling. Central to this large sulphide-mineralized system are the 26 discovery core holes drilled by Amarc and as described above. Maps, cross sections and figures illustrating the full extent of the IKE mineralized system and its potential are presented in the corporate presentation on the Amarc website at www.amarcresources.com.

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

IKE District Targets

At least five significant porphyry copper (± gold ± molybdenum ± silver) deposit targets have been established within 10 km of the IKE deposit by Amarc’s exploration from 2014 through 2017, and also from data in reports from sporadic historical exploration in the region by previous operators. Results from Amarc’s district-wide, geophysical, geochemical, geological surveys and wide-spaced drilling on select targets are summarized in the Management’s Discussion and Analysis for the Nine Months Ended December 31, 2017 and for the Year Ended March 31, 2018 filed on www.sedar.com.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

The district surveys defined a number of significant porphyry copper deposit targets and, in addition, potential precious metal epithermal deposit targets. Age dating of porphyry mineralization discovered within the IKE district has confirmed at least four separate porphyry mineralizing events, which occurred over an exceptionally long period of 46 million years. These deposit targets are located along, to a few km inboard of, the contact of the northeastern margin of the Coastal Plutonic Complex with older volcano-sedimentary rocks. In general, porphyry, porphyry-related and epithermal mineralization located closer to the CPC contact tends to be more gold-bearing whereas deposits such as IKE that lie inboard of the CPC contact are copper-molybdenum-silver dominated.

One of the significant porphyry copper deposit targets drill tested in 2017 was at Rowbottom - a promising target located 4.5 km northwest of the IKE deposit. Rowbottom was tested with a single drill hole, which intersected significant intervals of porphyry copper-molybdenum mineralization hosting elevated silver and gold values, which are cut by a number of post mineral dykes. This hole was drilled into an IP anomaly measuring 1.3 km by 1.0 km that remains open for further surveying. Additional drilling is required both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit. Assay results from hole RB17001 are tabulated below.

ROWBOTTOM 2017 Assay Results
Hole ID	Dip (0)	Azim (0)	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
RB17001	-50	90	63	129	66	0.40	0.29	0.006	4.1	0.08
			333	354	21	0.51	0.38	0.007	4.3	0.11

1	Copper equivalent (CuEQ) calculations in both tables above use metal prices: Cu US$3.00/lb, Mo US$12/lb, Ag US$18/oz and Au US$1,300/oz (when reported). Metallurgical recoveries and net smelter returns are assumed to be 100%. Note that Au is included in the CuEQ calculations in respect to Rowbottom and DUKE but not for the IKE deposit or Mad Major.
2	Widths reported are drill widths, such that the true thicknesses are unknown.
3	All assay intervals represent length weighted averages.
4	Some figures may not sum exactly due to rounding.

IKE Project Agreements

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

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

IKE Project Agreement with Thompson Creek

On September 3, 2015 Amarc announced it entered into an agreement (the “Agreement”) with Thompson Creek (now a wholly owned subsidiary of Centerra Gold Inc.) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Under the terms of the Agreement, Thompson Creek could earn an initial 30% interest in the IKE Project under a Stage 1 Option by funding $15 million of expenditures before December 31, 2019, of which $3 million for 2015 and $2 million for 2016 were funded. For each $5 million of project expenditures funded, Thompson Creek would incrementally earn a 10% ownership interest. As of July 14, 2016, Thompson Creek had funded $5 million in project expenditures and as such had earned a 10% ownership interest in the IKE, Granite and Juno properties and the right to earn a 10% interest in the Galore Property (see below). Stage 1 Option expenditures could be accelerated by Thompson Creek at its discretion. Amarc remained as operator during the Stage 1 earn-in period.

If Thompson Creek fully exercised the Stage 1 Option, Thompson Creek would have a one-time right under a Stage 2 Option to elect to earn an additional 20% ownership interest in the IKE Project (for a total 50% ownership interest). To fulfill its obligations under the Stage 2 Option, Thompson Creek had to commit to fund and complete a Feasibility Study for the IKE Project that could serve as the basis for a decision by an internationally recognized financial institution to finance the development of a mining project. This Feasibility Study had to be completed within a two-year period, which could be extended to three years under certain conditions. While completing the Feasibility Study work under the Stage 2 Option, Thompson Creek would also be required to meet all other expenditures necessary to maintain and advance the IKE Project.

Thompson Creek would become operator upon initiation of the Stage 2 Option period, and would remain operator so long as it holds a 50% interest. When Thompson Creek had concluded its’s earn-in period, the parties expected to form a joint venture to further develop the IKE Project provided that Thompson Creek earned a minimum 10% interest. Amarc would remain operator of the Project in the instance that Thompson Creek does not earn a 50% interest.

During both the Stage 1 and Stage 2 Option periods, Amarc retained a ‘co-expenditure right’, whereby it could fund at its discretion additional expenditures on the IKE Project. Thompson Creek may elect to pay its 30% or 50% share of these additional expenditures upon completion of its Stage 1 Option and Stage 2 Option periods as the case may be, failing which its ownership interest would be reduced. Under the ‘co-expenditure right’ provision of the Agreement, the maximum amount that Amarc could recover from Thompson Creek on completion of the Stage 1 Option is capped at $6 million (i.e. 30% of $20 million). The maximum amount that Amarc could recover from Thompson Creek on completion of the Stage 2 Option is capped at $10 million (i.e. 50% of $20 million).

On January 11, 2017 Amarc announced that Thompson Creek, having been acquired by gold-focused Centerra Gold Inc., relinquished its option to earn up to a 50% interest in the IKE Project. Thompson Creek having acquired a 10% participating interest in the IKE Project by investing $6 million in exploration programs undertaken in 2015 and 2016, has elected to exchange its participating interest for a 1% Conversion Net Smelter Royalty from mine production; capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE Project.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

IKE Project Agreement with Hudbay

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

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

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

In January, 2018 the Company amended the Agreement with Hudbay to extend the Stage 1 Farm-in Right period by one year to December 31, 2021.

On January 19, 2019 Amarc announced that Hudbay had relinquished its option to earn up to a 60% interest in the IKE Project. Hudbay had not earned a participating interest in the IKE Project and did not retain any royalty.

IKE Property Agreement with the Optionors

Amarc holds a 100% interest in the IKE property. In December 2013, the Company entered into an Option and Joint Venture Agreement (the “IKE Agreement”) with Oxford Resources Inc. (“Oxford”), whereby the Company acquired the right to earn an 80% ownership interest in the IKE property by making cash payments totaling $125,000, issuing 300,000 shares, and by incurring approximately $1.86 million in exploration expenditures on or before November 30, 2015.

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

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

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

Granite Property Agreement

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd. (“Great Quest”), whereby the Company can purchase a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000 (completed).

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

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

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

The DUKE Project

Amarc has secured a 100% interest in the DUKE mineral property as well as extensive adjacent mineral claims over high potential porphyry copper and gold district exploration targets. DUKE is located 80 km northeast of Smithers BC, within the well-known Babine porphyry-copper district, 30 km north of former mines (Bell and Granisle) operated by Noranda Minerals Inc. between 1966 and 1992, and producing a total of 1.1 billion pounds of copper, 634,000 ounces of gold and 3.5 million ounces of silver1. DUKE is also just 10 km northeast of the Morrison Deposit, a 225 million tonne copper-gold-molybdenum porphyry deposit with a completed Feasibility Study2.

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

1 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

2 Pacific Booker Minerals Inc. news release February 27, 2009.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

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

A single hole was drilled 1 km north of all other Amarc holes at DUKE in order to test the geophysical IP anomaly that extends north and south from the DUKE deposit discovery area. This hole intersected substantial lengths of moderate to low grade copper and molybdenum mineralization, indicating the extensive nature of the DUKE porphyry copper system. The IP anomaly associated with the DUKE discovery measures some 4 km north-south by 1 km east-west.

Assay results from the eight holes drilled by Amarc on the DUKE project are tabulated below. Drill-hole plans and cross sections are available on the Company’s website at www.amarcresources.com. The results indicate that Amarc has discovered another important, near surface, porphyry copper-molybdenum-silver-gold deposit. The Company is considering how best to undertake the extensive further drilling required to delineate the geometry and grade distribution of this promising discovery.

The surrounding DUKE district covered by Amarc mineral claims, also hosts multiple additional porphyry copper exploration targets for future assessment.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

DUKE PROJECT ASSAY RESULTS
Drill Hole ID	Dip (o)	Azim (o)	EOH (m)	Incl.	Form (m)	To (m)	Int. [2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
DK17001	59	266	519	Incl. Incl. Incl.	40 40 210 268 317 458 458 509	130 73 243 278 347 519 479 519	90 33 33 10 30 61 21 10	0.35 0.41 0.35 0.31 0.35 0.36 0.41 0.57	0.24 0.30 0.21 0.20 0.20 0.23 0.35 0.11	0.016 0.013 0.026 0.018 0.030 0.001 0.001 0.001	1.1 1.4 1.2 1.3 1.1 2.8 3.3 3.0	0.06 0.08 0.04 0.03 0.04 0.16 0.04 0.68
DK17002	45	270	527	Incl. Incl.	17 17 238 308 477 477	130 73 268 377 523 498	113 56 30 69 47 22	0.37 0.41 0.47 0.38 0.40 0.51	0.25 0.29 0.33 0.23 0.26 0.31	0.014 0.015 0.019 0.029 0.025 0.040	1.4 1.6 1.9 1.2 1.4 1.6	0.07 0.08 0.07 0.05 0.04 0.04
DK18003	50	267	529		32	68	36	0.30	0.21	0.010	1.0	0.06
					142	164	22	0.33	0.20	0.018	1.5	0.06
					395	407	12	0.47	0.21	0.004	2.3	0.34
DK18004	50	90	502		88	181	93	0.30	0.22	0.012	1.0	0.04
				Incl.	94	106	12	0.41	0.32	0.012	1.5	0.04
DK18005	55	267	485		14	344	331	0.34	0.22	0.019	1.0	0.04
				Incl.	71	232	161	0.40	0.26	0.025	1.1	0.05
				and	107	232	125	0.44	0.29	0.029	1.2	0.05
				and	212	232	20	0.64	0.45	0.033	2.0	0.06
				Incl.	308	344	36	0.43	0.30	0.020	1.3	0.07
DK18006	50	267	500		98	416	318	0.33	0.24	0.012	1.1	0.05
				Incl.	227	293	66	0.42	0.30	0.016	1.2	0.07
				Incl.	347	405	58	0.46	0.34	0.017	1.5	0.06
DK18007	55	267	560		373	544	171	0.33	0.24	0.010	1.0	0.06
				Incl.	373	394	21	0.42	0.34	0.010	1.3	0.05
				Incl.	406	424	18	0.40	0.30	0.011	1.2	0.08
				Incl.	466	544	78	0.38	0.28	0.012	1.2	0.08
DK18008	50	267	487		21	158	137	0.31	0.22	0.011	0.8	0.06
				Incl.	21	86	65	0.41	0.30	0.012	1.1	0.08
					447	464	17	0.38	0.28	0.010	1.4	0.07
71-02	45	90	163		30	128	98	0.40	0.30	0.012	1.2	0.07
71-10	45	90	170		18	165	147	0.40	0.27	0.017	1.8	0.07
				Incl.	62	165	102	0.47	0.31	0.021	2.1	0.09
71-14	90	0	115		29	115	87	0.53	0.40	0.021	2.2	0.05
71-19	90	0	90		47	80	34	0.43	0.27	0.026	2.0	0.05

[1]	Copper equivalent (CuEQ) calculations use metal prices: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1300/oz.
Metallurgical recoveries and net smelter returns are assumed to be 100%.
[2]	Widths reported are drill widths, such that the true thicknesses are unknown.
[3]	All assay intervals represent length weighted averages.
[4]	Some figures may not sum exactly due to rounding.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

DUKE Project Agreement

In November, 2016, the Company entered into a purchase agreement with a private company owned by director Robert A. Dickinson to purchase 100% of the DUKE property (16 mineral claims) at the vendor’s direct acquisition costs of $168,996.

There are no royalties associated with the DUKE property.

The JOY Project (comprising the JOY and PINE Properties and the Staked Claims)

The JOY Project comprises the JOY and PINE properties and also the Staked Claims which were acquired directly by Amarc. In 2016, the Company acquired 100% of the JOY property in the northern portion of the Project. In addition, Amarc concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 which provide that Amarc can purchase 100% of the PINE property. Further to the deal with GFTEC and Cascadero being concluded Hudbay and Amarc agreed to include both the PINE property and the Staked Claims into the JOY Project.

The JOY Project is located 310 km north-northwest of Mackenzie in an area of moderate topography in the Kemess District of north-central BC, which is one of BC’s best areas for the discovery of precious metals-rich porphyry deposits. Seasonal roads cross the PINE property claims (southern part of the JOY Project), accessing the Pine deposit, and by road from the Brenda porphyry copper deposit, which come within approximately 0.5 km of the JOY Project. The JOY Project is also accessed by helicopter from staging, or from the Kemess mine site located 25 km due south. Power also extends to the Kemess mine site and its 300-person camp.

The Kemess District is well-known to Amarc’s technical team, as the Company draws on the technical expertise of Hunter Dickinson Inc. who is credited as the first team to recognize its true porphyry potential – acquiring both the early-stage Kemess South and Kemess North prospects into El Condor Resources, which developed them into significant porphyry copper-gold deposits before that company was taken over. Northgate Minerals went on to produce 3 million ounces of gold and 780 million pounds of copper over a 12-year period to 20103 (Kemess South). More recently in January 2018, Centerra Gold Inc. concluded the purchase of the Kemess Project from former owner Aurico Metals for $310 million thereby acquiring the Kemess Underground Project, the Kemess East Deposit and the former Kemess South Mine infrastructure4 – news that added to the impetus of the growing mineral exploration and discovery interest in this prodigious region. The advanced stage Kemess Underground Project has received its Environmental Assessment approval and concluded an IBA, in addition to which positive results from a Preliminary Economic Assessment were announced for Kemess East in 2017. Further, exploration drilling at the Kemess East Deposit returned intercepts such as 628 m grading 0.53 g/t Au and 0.41% Cu.

3 MINFILE Number 094E 094, MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

4 Centerra Gold Inc. news release January 8, 2018.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

Amarc considers the JOY Project to represent the northern extension to the prolific Kemess porphyry gold-copper district. Highly favorable geology, surface geochemical sampling, along with the drilling of 136 holes by past operators, resulted in narrowing the exploration focus to a number of important-scale, gold-copper deposit targets. One prime target area, the PINE Deposit is the subject of historical resource estimates that are not categorized as prescribed by National Instrument 43-101.

The 2017 programs on the JOY property included 50 km² of geological mapping, collection of 638 surface geochemical samples, completion of 49 line-km of ground IP and 470 line-km of airborne geophysical surveys along with drilling of 1,527 m in three core holes focused on the JOY property. This drilling tested a coincident IP geophysical and geochemical target on the JOY property claims. The three exploration holes returned strongly anomalous results in gold and zinc over significant intervals, hosted mainly within highly altered quartz monzonite intrusive and volcanic rocks. These results are comparable to those from two historical holes drilled by a previous operator some 2 km to the east on the adjoining PINE property claims. Taken together these long intervals of highly altered and anomalous core may represent a classic rock alteration style typically found flanking porphyry copper-gold deposits.

As work progressed in 2017, Amarc recognized the high potential for major gold-copper deposit discoveries on the PINE property claims. Notably, over 10 incompletely tested or untested multiple magnetic, geochemical and IP compelling porphyry gold-copper deposit targets occur in, and with proximity to, a prominent, 20 km long, northeast trending structural belt located 1.5 km south of Amarc’s 2017 drilling. Amarc has identified this compelling target trend as the Finlay Magnetic Corridor, which also hosts the historical PINE and TREE porphyry gold-copper deposit (see new corporate presentation at www.amarcresources.com). As such the Company successfully concluded option agreements with GFTEC and Cascadero to acquire the PINE property claims.

Extensive airborne and ground surveys completed in 2018, over more than 10 deposit-scale targets within the newly acquired PINE property claims, included 1,356 line-km of airborne magnetic and 63 line-km of ground IP geophysics surveys, collection of 2,676 soil geochemical samples, 98 km2 of detailed geological mapping and the drilling of two core holes totalling 946 m. These exploration surveys have significantly advanced the project identifying five clusters of drill-ready targets, covering areas from 1.5 km2 to more than 5 km2. These targets are defined by a combination of positive factors that include: IP chargeability highs indicating large sulphide mineralized systems; areas of notable gold and copper enrichment identified by shallow (generally less than 150 m) historical drill holes; coincident, high-contrast copper, gold, silver, ± molybdenum and zinc soil geochemical anomalies; and favorable geology and magnetic signatures. Each of these five targets has the potential to host a significant porphyry gold-copper deposit. Multiple drill holes are required for the initial testing of each target area.

One other potential target at JOY was partially tested at the end of the 2018 season by two, widely spaced drill holes. The first hole encountered classic porphyry-style alteration and sulphide mineralized rock units with geochemically anomalous gold concentrations throughout its 563 m length. This finding is compatible with the edge of a productive mineralized system. Further drilling is warranted, targeting the potential potassic core of this specific mineralized system. The second exploration hole returned no significant results.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

JOY Project Agreements

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

First, Hudbay can replace Amarc as operator of the JV after it funds all project expenditures and completes a Feasibility Study for the JOY Project by December 31, 2025. Having gained operatorship, Hudbay can then choose to either go forward with Amarc in a 50/50 participating JV or Hudbay can instead elect to continue with its Farm-in (the “Stage 3 Farm-in Right”) to acquire an additional 10% interest in the JOY Project (for a total 60% ownership interest). To exercise its Stage 3 Farm-in Right, Hudbay must fund all expenditures required to submit a British Columbia environmental assessment (“EA”) application for the JOY Project and, if applicable, a Canadian EA application, with the application(s) being accepted for review by December 31, 2026. In addition, Hudbay must also continue to fund all approved project expenditures until all necessary EA Certificates are received. Following receipt of the EA Certificate(s), all approved JOY Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

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

In January, 2018 the Company amended the Agreement with Hudbay to extend the Stage 1 Farm-in Right period by one year to December 31, 2021. The partners have also agreed to include Amarc’s recently acquired PINE claims and the Staked Claims into the JOY Project.

On January 19, 2019 Amarc announced that Hudbay had relinquished its option to earn up to a 60% interest in the JOY Project. Hudbay had not earned a participating interest in the JOY Project and did not retain any royalty.

PINE Property Agreements

In August, 2017 Amarc announced that it had concluded option agreements with each of GFTEC and Cascadero which enable Amarc to purchase 100% of the 323 km2 PINE property claims (the “Property”).

Agreement with Gold Fields

Amarc’s wholly-owned subsidiary (“Amarc Subco”) has entered into an option agreement with GFTEC (the “GFTEC Agreement”) pursuant to which Amarc Subco obtained the option (the “Option”) to acquire all of GFTEC’s 51% interest in the Property.

Amarc Subco can exercise the Option at any time within four years from the date of the GFTEC Agreement (the “Option Period”) by completing the public listing of Amarc Subco on the TSX Venture Exchange and issuing to GFTEC securities in the capital of that Company so that GFTEC holds 15% of the shares and 15% of any warrants on issue (on a fully diluted basis) following completion of the listing. GFTEC has the right to maintain its 15% pro rata interest through participation in future fundraisings and other share issuances.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

To maintain the right to exercise the Option at any time over up to the four-year Option Period, Amarc must conduct in stages, up to a total of $2.75 million of exploration expenditures (completed) on the Project. But no expenditures are required after the Option to acquire GFTEC’s 51% interest is exercised.

GFTEC will retain a 2.5% net profits interest royalty (“NPI”) on mineral claims comprising about 96% of the Property which are subject to a net smelter return royalty payable to a former owner (“Underlying NSR”) and a 1% net smelter returns royalty (“NSR”) on the balance of the claims that are not subject to the Underlying NSR. The NPI can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR can be reduced to 0.50% through the payment to GFTEC of $2.5 million in cash or shares. If Amarc Subco does not exercise the Option or terminates the GFTEC Agreement at any time during the four years Option Period, then Amarc Subco may be required to make a termination payment to GFTEC. The level of termination payment, if any, varies with the year of termination and the amount of any exploration expenditures completed; varying over the four-year option from a low of no payment to an absolute maximum of $1,375,000 in the event no exploration work was done by Amarc.

Agreement with Cascadero

Amarc has also entered into an option agreement (the “Cascadero Agreement”) with Cascadero pursuant to which Amarc was granted an option (the “Cascadero Option”) to acquire all of Cascadero’s 49% interest in the Property. In order to exercise the Cascadero Option, Amarc is required to make staged cash payments to Cascadero in the aggregate amount of $1 million before October 31, 2018, and issue on a staged basis common shares in its capital to Cascadero having an aggregate value equal to $950,000 at a minimum per share value of 18 cents before October 31, 2018. In lieu of issuing any common shares, Amarc may elect to pay to Cascadero the value of the shares in cash.

On October 31, 2018 Amarc acquired a 100% interest in Cascadero’s 49% interest in the PINE property.

The PINE property is subject to a 3% Underlying NSR royalty payable to a former owner. Amarc has reached an agreement with the former owner to cap the 3% NSR at $5 million payable from production for consideration totaling $100,000 and 300,000 Amarc shares, payable in stages through to January 31, 2019 (the “Capped Royalty Agreement”).

The GFTEC Agreement, Cascadero Agreement and Capped Royalty Agreement were subject to TSX Venture Exchange approval which has been received.

Other Properties

Amarc’s focus with respect to its Newton and Galileo projects is to work towards venturing them out to third parties to further advance exploration.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

Galileo – Blackwater District Property

Amarc owns a 100% interest in the Galileo property, which is located within the Blackwater district, approximately 75 km southwest of Vanderhoof, BC, and 176 km southwest of northern BC’s regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

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

An initial mineral resource estimate announced in September 2012, based on 24,513 m of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

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

The Newton Inferred Mineral Resources was prepared using geostatistical methods by technical staff at HDI and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 m by 800 m and to a depth of 560 m, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

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

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

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

Amarc has undertaken significant consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive and respectful working relationship with respect to the Newton property

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest royalty. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR royalty, which royalty may be purchased by Amarc for $2 million at any time. Advance NSR royalty payments of $25,000 per annum commenced on January 1, 2011.

Corporate Update

In January 2019, Ronald Thiessen has resigned as director and Chief Executive Officer of the Company. Diane Nicolson has been appointed Chief Executive Officer and Michael Lee has been appointed Chief Financial Officer of the Company.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

Market Trends

Average annual prices for copper, molybdenum, gold and silver during last 5 years are shown in the following table:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017	2.88/lb	7.26/lb	1,275/oz	17.01/oz
2018	2.96/lb	11.94/lb	1.269/oz	15.71/oz
2019 (to the date of this document)	2.79/lb	11.95/lb	1.312/oz	15.23/oz

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

1.3	Selected Annual Information

The following information is derived from the Company’s annual financial statements which have been prepared in accordance with IFRS as issued by the IASB effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company’s audited financial statements are publicly available on SEDAR at www.sedar.com.

($ 000’s, except loss per share)	2019	2018	2017
Total assets	$799	$3,625	$1,112
Non-current liabilities	$–	$764	$940
Net loss for the year	$1,949	$2,072	$1,043
Basic and diluted loss per common share	$0.01	$0.01	$0.01

1.4	Summary of Quarterly Results

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

	Fiscal Quarter Ended
($ 000’s)	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017
Net (income) loss	$197	$909	$104	$739	$283	$1,068	$(67)	$788
Basic and diluted (income) loss per share	$0.00	$0.01	$0.00	$0.00	$0.00	$0.01	$(0.00)	$0.01

The variations in net results over the fiscal quarters presented above were caused be the Company’s mineral exploration and evaluation activities, which typically ramp-up in the summer during the 3rd calendar quarters. See the following section of the MD&A for additional discussions.

1.5	Results of Operations

The Company recorded a decrease in net loss of $123,000 from a net loss of $2,072,000 for the prior year to a net loss of $1,949,000 for the current year.

The following table provides changes in expenditures and cost recoveries in the current year presented compared to the prior year:

Expenditures/recoveries	Year ended March 31, 2019	Year ended March 31, 2018
(Decrease) Increase in exploration and evaluation expenditures	$(1,992,000)	$3,808,000
(Decrease) Increase in administrative expenditures	(139,000)	320,000
(Decrease) Increase in cost recoveries	(2,354,000)	3,311,000

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

The above noted changes in the level of expenditures and cost recoveries in the current periods presented compared to the prior periods are commensurate with the decrease in the Company’s operating and financing activities as discussed herein.

A breakdown of the Company’s exploration and evaluation expenses for the year ended March 31, 2019 and 2018 is as follows:

Year ended March 31, 2019	IKE	JOY	DUKE	Other	Total
Assays and analysis	$112,788	$168,000	$67,853	$5,851	$354,492
Drilling	392,582	140,219	267,881	–	800,682
Equipment rental	29,356	65,689	8,380	–	103,425
Geological	210,114	854,551	147,409	83,625	1,295,699
Helicopter and fuel	425,196	503,610	–	5,921	934,727
Property costs and assessments	51,985	457,500	49,745	93,696	652,926
Site activities	259,010	555,869	129,804	19,143	963,826
Socioeconomic	27,947	127,817	36,753	–	192,517
Travel and accommodation	24,087	50,536	6,744	10,441	91,808
Total	$1,533,065	$2,923,791	$714,569	$218,677	$5,390,102

Year ended March 31, 2018	IKE	JOY	DUKE	Other	Total
Assays and analysis	$115,547	$101,521	$28,415	$(21,250)	$224,233
Drilling	538,475	215,024	446,429	–	1,199,928
Equipment rental	34,100	20,739	18,790	–	73,629
Geological	808,037	518,365	168,453	14,000	1,508,855
Helicopter and fuel	965,992	553,037	–	–	1,519,029
Property costs and assessments	71,729	1,427,000	5,672	49,200	1,553,601
Site activities	384,257	344,248	177,466	–	905,971
Socioeconomic	46,235	170,494	93,547	113	310,389
Travel and accommodation	51,227	17,324	17,730	–	86,281
Total	$3,015,599	$3,367,752	$956,502	$42,063	$7,381,916

The Company’s mineral exploration and evaluation activities presented above were concentrated in the second and third quarters of the year.

The IKE Project and the JOY Project exploration and evaluation activities were primarily funded by Hudbay during the current and prior year. Accordingly, the Company recorded cost recoveries for the year ended March 31, 2019 and 2018 of $1,645,000 and $3,245,000 related to the IKE Project, and $2,893,000 and $2,952,000 related to the JOY Project, respectively, representing such funding.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

A breakdown by project of the Company’s exploration and evaluation expenses for the three months ended March 31, 2019 and 2018 is as follows:

Three months ended March 31, 2019	IKE	JOY	DUKE	Other	Total
Assays and analysis	$5,420	$5,606	$2,380	$–	$13,406
Drilling	–	–	–	729	729
Equipment rental	–	–	–	–	–
Geological	20,287	42,219	36,640	45,424	144,570
Helicopter and fuel	–	–	–	–	–
Property costs and assessments	1,787	7,500	49,745	50,000	109,032
Site activities	1,480	15,462	4,623	–	21,565
Socioeconomic	5,434	24,780	20,133	–	50,347
Travel and accommodation	–	175	45	2,835	3,055
Total	$34,408	$95,742	$113,566	$98,988	$342,704

Three months ended March 31, 2018	IKE	JOY	DUKE	Other	Total
Assays and analysis	$5,097	$34,948	$2,720	$(6,250)	$36,515
Drilling	–	–	268,921	–	268,921
Equipment rental	482	481	6,262	–	7,225
Geological	42,373	44,028	72,071	1,575	160,047
Helicopter and fuel	–	–	–	–	–
Property costs and assessments	21,531	627,000	–	–	648,531
Site activities	3,482	20,244	81,061	–	104,787
Socioeconomic	12,126	37,904	38,083	–	88,113
Travel and accommodation	56	125	6,433	–	6,614
Total	$85,147	$764,730	$475,551	$(4,675)	$1,320,753

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

The Financial Statements provides a breakdown of the Company’s general and administration expenses for the year. General and administration expenses for the fourth quarter of the current year of $224,000 were consistent with the prior year of $223,000. A breakdown of general and administration expenses for the fourth quarter of the current year and prior year is as follows:

	Fourth Quarter ending March 31,
General and Administration Expenses	2019	2018
Legal, accounting and audit	$494	$21,326
Office and administration	141,939	143,961
Shareholder communication	58,839	33,199
Travel and accommodation	13,954	10,875
Trust and regulatory	9,252	13,413
Total	$224,478	$222,774

1.6	Liquidity

Historically, the Company’s sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company’s ongoing operations.

At March 31, 2019, the Company had a cash balance of $283,000 and a working capital deficit of approximately $716,000, which was primarily due to a director’s loan of $1,000,000 due in November 2019 that was reclassified as a current liability. The Company is in discussions in regards to an extension to the loan. The Company plans its cash spending based on availability of funds.

Further advancement and development of the Company’s mineral property interests in the long run will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

The Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations.

1.7	Capital Resources

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

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

The required quantitative disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedar.com.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements, along with the details of borrowings by the Company from Mr. Dickinson.

United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. UMS does incur third party expenses on behalf of the Company from time to time.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

Details of transactions with UMS and the balance due to UMS as a result of such transactions are provided in the Financial Statements.

1.10	Fourth Quarter

See 1.5 Results of Operations above.

1.11	Proposed Transactions

Except as discussed in this MD&A, there are no proposed transactions requiring disclosure under this section.

1.12	Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedar.com.

1.14	Financial Instruments and Other Instruments

The carrying amounts of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, balance due to a related party, and director’s loan approximate their fair values due to their short-term nature.

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

1.15.2	Disclosure of Outstanding Share Data

The following table details the share capital structure as of the date of this MD&A:

Number
Common shares	170,602,894
Share purchase warrants	5,000,000

1.15.3	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.4	Internal Controls over Financial Reporting Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

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

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2019. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as at March 31, 2019, the Company’s internal control over financial reporting was effective based on those criteria.

1.15.5	Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16	Risk Factors

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company’s business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company’s actual exploration and operating results may be very different from those expected as at the date of this MD&A.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

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

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company’s projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company’s business and results of operation.

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

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company’s projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company’s projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

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

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

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

Environmental Matters

All of the Company’s operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

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

All of the Company’s activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company’s business, causing those activities to become economically unattractive at that time.

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

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

Conflicts of Interest

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

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2019

Furthermore, as part of the Company’s growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Changes in Federal and Provincial Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The federal and provincial governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

ITEM 19	EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit
1.1	Articles of Amarc Resources Ltd., as amended (1)
4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004, as amended. (2)
4.2	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008 as superseded by the Services Agreement dated July 2, 2010. (2)
4.3	Certificate of Expert (3)
11.1	Code of Ethics (2)
(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2013, filed with the Securities and Exchange Commission on July 30, 2013.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Michael Lee

Chief Financial Officer

DATED: July 15, 2019