Form 20-F
period 2020-03-31
AMARC RESOURCES LTD
filed 2020-07-31
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐
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

Sebastian Tang, Chief Financial Officer
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

175,602,894 common shares as of March 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes                  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes                  ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes                 ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒  Yes                ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non- accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐ Non-accelerated filer ☒	Accelerated filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period forcomplying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐           Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes                  ☒ No

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

Except as noted, the information set forth in this Annual Report is as of July 27, 2020 and all information included in this document should only be considered correct as of such date.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion and analysis includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical fact that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Amarc Resources Ltd. (“Amarc”) believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by Amarc to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing and general economic, market or business conditions as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion and analysis uses the terms “measured resources”, “indicated resources” and “inferred resources” which are recognized and required by Canadian regulators under National Instrument 43- 101 (“43-101”). The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules adopt definitions of the terms and the categories of resources which are “substantially similar” to the corresponding terms under Canadian regulations in 43-101. Accordingly, there is no assurance any mineral resources that we may report under 43-101 would be the same had we prepared the resources estimates under the standards adopted under the SEC Modernization Rules. Amarc cautions investors not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under 43-101. Investors are cautioned not to assume that all or part of an inferred resource is economically or legally mineable.

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

Mineral Resources are sub-divided into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than an Indicated Mineral Resource and an Indicated Mineral Resource has a lower level of confidence than a Measured Mineral Resource. It also cannot be assumed that any part of any reported Measured Mineral Resources, Indicated Mineral resources, or Inferred Mineral Resources is economically or legally mineable. Further, in accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of pre- feasibility or feasibility studies, or in Life of Mine plans and cash flow models of developed mines; and can only be used in economic studies as provided under National Instrument 43-101.

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

STATUS AS AN EMERGING GROWTH COMPANY

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act, and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1.07 billion (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of the Company's fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1 billion in non-convertible debt; or (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b–
2. Therefore, the Company expects to continue to be an emerging growth company for the foreseeable future.

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

ITEM 1
DENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2020	2019	2018	2017	2016
Equipment, net	$–	$–	$–	$–	$–
Total assets	529	799	3,625	1,112	1,096
Total liabilities	1,504	1,342	2,379	1,521	1,438
Working capital surplus (deficit)	(641)	(716)	1,836	419	(312)
Share capital	64,342	64,042	63,884	59,560	58,968
Reserves	5,632	5,105	5,143	5,741	5,357
Accumulated deficit	(70,949)	(69,690)	(67,782)	(65,709)	(64,667)
Net assets (liabilities)	(975)	(543)	1,246	(409)	(341)
Shareholders' equity (deficiency)	(975)	(543)	1,246	(409)	(341)

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2020	2019	2018	2017	2016
Interest and other income	$(6)	$(38)	$(27)	$(8)	$(10)
General and administrative expenses	856	914	1,053	733	1,289
Exploration expenditures, net of METC*	664	5,390	6,686	2,926	2,773
Contributions pursuant to IKE Option Agreement	(92)	(1,645)	(3,245)	(2,933)	(3,067)
Contributions pursuant to JOY Option Agreement	(321)	(2,893)	(2,952)	–	–
Share-based payments	–	–	–	–	–
Other	153	221	556	325	134
Gain on sale of mineral property	–	–	–	–	–
Flow-through shares premium	–	–	–	–	–
Net loss for the year	1,254	1,949	2,072	1,043	1,119
Other comprehensive loss (income)	11	(2)	(28)	(8)	33
Total comprehensive loss	$1,265	$1,946	$2,044	$1,035	$1,152

Basic and diluted net loss per share	$0.01	$0.01	$0.01	$0.01	$0.04
Weighted average number of common shares outstanding	171,767,287	156,826,422	141,435,020	141,406,301	139,357,212

*
“METC” refers to Mineral Exploration Tax Credits, which are discussed in Item 5, under the heading “Critical Accounting Policies and Estimates”.

Currency and Exchange Rates

As of the date of this Annual Report, the average rate of exchange of the Canadian Dollar was US$1.00 = Canadian $1.33. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31 (Canadian Dollar per U.S. Dollar)
	2020	2019	2018	2017	2016
End of period	$1.4187	$1.3363	$1.2894	$1.3322	$1.2971
Average for the period	$1.3308	$1.3118	$1.2837	$1.3126	$1.3114
High for the period	$1.4496	$1.3642	$1.3743	$1.3582	$1.4589
Low for the period	$1.2970	$1.2552	$1.2128	$1.2544	$1.1951

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2020 (to the date of this Annual Report)	$1.3616	$1.3392
June 2020	$1.3682	$1.3383
May 2020	$1.4124	$1.3764
April 2020	$1.4217	$1.3904
March 2020	$1.4496	$1.3356
February 2020	$1.3429	$1.3224

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

The advancement of mineral properties to production will require the commitment of substantial resources to conduct time-consuming exploration and development activities. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

●
the progress of ongoing exploration and development;

●
the results of consultants' analyses and recommendations;

●
the rate at which operating losses are incurred;

●
the execution of any joint venture agreements with strategic allies; and

●
the acquisition of additional properties and other factors, many of which are beyond the Company's control.

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

●
the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

●
metal prices, which may be volatile, and are highly cyclical; and

●
government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

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

Amarc has a stock option plan which allows the management to issue options to its employees and non- employees based on the policies of the Company. If further shares, options, or warrants are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.

Penny stock classification could affect the marketability of the Company's common stock and shareholders could find it difficult to sell their stock.

The penny stock rules in the United States require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker- dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

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

B.
BUSINESS OVERVIEW

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of British Columbia (“BC”) copper (“Cu”) mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to commence value creation.

Through its work programs Amarc has substantially advanced its 100% owned IKE, DUKE and JOY porphyry Cu deposit districts located in southern, central and northern BC, respectively. Each of these Cu districts have proximity to industrial infrastructure, power, rail and highways. The IKE, DUKE and JOY Projects have significant potential for the discovery of important scale, porphyry Cu-Au and Cu-Mo deposits. The Company is also actively evaluating Cu and Au projects with a view to acquisition.

LOCATION OF THE COMPANY’S IKE, JOY, AND DUKE PROJECTS

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry Cu mines. The IKE Project includes the IKE porphyry Cu- Mo-Ag deposit discovery, the high potential Greater Empress Copper-Gold Project (“GECAP”) that hosts the Empress Cu-Au-Ag deposit and other significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also the number of promising porphyry Cu and Au-Ag epithermal targets within the greater IKE District. The Project shares many characteristics with porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits and has the potential to possess the grades and resources necessary to develop into an important mining camp.

Subject to funding Amarc is planning an expanded drill program at the IKE deposit with the goal of establishing a NI-43-101 compliant resource, and at the GECAP an integrated program to drill test the high potential drill-ready targets with survey work on other promising targets to bring them to a drill ready status. The Company has the required drill and IP permits in hand for the proposed work program.

Amarc’s DUKE Project is located 80 km northeast of Smithers within the Babine District (the “District”), one of BC’s most prolific porphyry Cu-Au belts. The District, a 40 by 100 km north-northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-gold mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag1, and the advanced stage Morrison Cu-Au deposit. The DUKE Project includes both the DUKE porphyry Cu deposit target discovery and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s comprehensive district-scale targeting program.

The Company is currently planning how best to undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies. In addition, on it’s regionally targets Amarc is planning for initial ground surveys taking advantage of extensive logging road networks across the property. These focused surveys would be followed by RC drilling that would test prioritized targets for the presence of potential porphyry Cu-Au mineralized systems below cover and, where a deposit target is confirmed core drilling to determine the extent, grade and geometry of the mineralized system. The Company has permits in hand to commence these works.

Amarc’s 100%-owned 482 km2 JOY Project covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. The JOY claims are located approximately 20 km north of the former Kemess South Mine and the government-approved Kemess underground project. In mid-2017, Centerra Gold Inc. (“Centerra”) purchased the Kemess District from AuRico Metals Inc. for $310 million2. The Project includes the PINE porphyry Cu-Au deposit and MEX porphyry Cu-Au deposit target which have seen several phases of historical drilling. Work by Amarc has identified significant expansion potential at both that requires drill testing. In addition, Amarc’s extensive exploration surveys have defined seven large (approximately 1 to 8 km2), high potential porphyry Cu-Au exploration target areas. Each of these target areas hosts multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys.

MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

Centerra Gold Inc. news release January 8, 2018.

Amarc is planning the next phase of the JOY Project exploration to include core drill testing of drill-ready targets, undertaken concurrently with low-cost surface exploration work to efficiently bring the latter new exploration targets up to a drill-ready status.

Amarc’s senior management and project team seeks early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories its projects are located - including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

The IKE Project

Amarc’s 100% owned IKE Project is located 35 km northwest of the town of Gold Bridge in southwestern BC near the heartland of the provinces producing porphyry mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the Project to Vancouver and its port facilities.

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occurs throughout the 462 km2 IKE Project. The Project occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade (see below). These characteristics are common to most porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

The IKE Project includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress Copper-Gold Project (“GECAP”) that hosts the Empress Cu-Au-Ag deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also the number of promising porphyry Cu and Au-Ag epithermal targets within the greater IKE District. The Project has the potential to possess the grades and resources necessary to develop into an important mining camp.

Further to the information provided below additional detail on the IKE Project can be found in the Company’s recently filed National Instrument 43-101 Technical Report under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/ahr/Home.asp.

IKE Porphyry Copper-Molybdenum-Silver Deposit

The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example:

Hole 11-1: 186 m of 0.41% CuEQ3 at 0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au
Incl.: 58 m of 0.52% CuEQ at 0.39% Cu, 0.031% Mo, 1.9 g/t Ag and 0.02 g/t Au
Hole 11-2: 120 m of 0.41% CuEQ at 0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au
Incl.: 32 m of 0.58% CuEQ at 0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02g/t Au

Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The net metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)). The estimated metallurgical recoveries are conceptual in nature. There is no guarantee that the metallurgical testing required to determine metal recoveries will be done or, if done, the metallurgical recoveries could be at this level.

There was no follow up exploration until Amarc initiated exploration.

Largely co-incident magnetic, induced polarization (”IP”) chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping defined an extensive 9 km2 hydrothermal system, into which Amarc has completed approximately 15,455 m of core drilling in 26 widely-spaced holes. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north-south, and over a vertical extent of 875 m depth, that remains open to expansion. For example:

Hole IK15010: 128 m of 0.43% CuEQ at 0.33% Cu, 0.022% Mo and 3.1 g/t Ag
Incl.: 32 m of 0.58% CuEQ at 0.43% Cu, 0.032% Mo and 4.3 g/t Ag
Hole IK15013: 321 m @ 0.47% CuEQ at 0.32% Cu, 0.038% Mo and 3.2 g/t Ag
Incl.: 124 m with 0.68% CuEQ at 0.43 % Cu, 0.063% Mo and 3.3 g/t Ag

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

Core observations and initial petrographic studies at IKE indicate that the chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade Cu and Mo concentrates by standard flotation processing.

Subject to funding, the Company is planning an expanded phased drill program at the IKE deposit with the goal of establishing a NI-43-101 compliant resource, which will provide the basis for initial future economic studies. The Company has the required permits in hand for the proposed drill programs.

GECAP New Gold-Rich Porphyry Copper and Replacement-Style Deposit Potential

Having recognized the potential of the IKE porphyry Cu-Mo-Ag deposit, Amarc consolidate the IKE Project tenure. This included an important 35 km2 sub-area of the Project that straddles the coastal plutonic contact for approximately 15 km. This area known as the GECAP has seen exploration completed by several operators since the 1920’s. Recent compilation and integration of useful historical information from geochemical and geophysical surveys and also drilling, permitted a rapid advancement in the understanding of the potential hosted in the area and the recognition of significant porphyry Cu±Au±Mo-Ag and Cu-Au- Ag replacement deposit targets. Potential also exits for auriferous, polymetallic/mesothermal-epithermal deposits.

Immediate GECAP deposit targets for focused field-based exploration include, for example, the:

●
Empress Cu-Au-Ag replacement deposit: a significant body of good grade mineralization that is characterized by both common high-grade intersections, and relatively good grade continuity. For example the following historical dill holes intercepted:

Hole 76-3: 76 m of 1.72% CuEQ3 at 0.92% Cu, 1.42 g/t and 4.7 g/t Ag
Incl.: 32 m of 1.89% CuEQ at 1.11% Cu, 1.39 g/t Au and 4.5 g/t Ag
Hole 89-8: 106 m of 0.56% CuEQ at 0.35% Cu, 0.36 g/t Au, 1.5 g/t Ag and 0.003% Mo
Incl.: 22 m of 1.21% CuEQ at 0.69 % Cu, 0.91 g/t Au, 2.8 g/t Ag and 0.003% Mo
Hole 90-21: 52 m of 1.79% CuEQ at 1.10% Cu, 1.21 g/t Au, 2.5 g/t Ag and 0.004% Mo
Incl.: 22 m at 2.52% CuEQ at 1.58% Cu, 1.67g/t Au, 2.5g/t Ag and 0.006% Mo

Note that in hole 76-3 above Mo was not analyzed for.

Significant potential exits for a drill program to upgrade and expand the mineralization which remains open.

●
Empress East Cu-Au±Ag replacement deposit target: located approximately 1 km east of the Empress deposit, limited historical drilling at Empress East intercepted mineralization similar to that at the Empress deposit. For example:

Hole 91-45: 50 m at 0.64% CuEQ3 of 0.46% Cu, 0.30 g/t Au, 1.0 g/t Ag and 0.002% Mo

The limited historical drilling together with favorable IP chargeability and magnetic geophysical features, suggest significant potential exists with further drilling to enlarge the known body of mineralization and to increase the grade at Empress East.

●
Empress Gap Cu-Au±Ag replacement target: occupies the 1 km gap between the Empress deposit and the Empress East target where limited historical shallow percussion and core drilling, with historical IP chargeability data, suggest a clear opportunity to discover additional Cu-Au mineralization. Drill testing of this underexplored prospective target is required.

●
Granite porphyry Cu±Au±Mo-Ag target: porphyry-style mineralization has been intersected in limited and tightly collared historical drill holes suggesting that Granite could be the source of the mineralizing fluids for the proximal Empress deposit. For example:

Hole 91-49: 92 m at 0.38% CuEQ3 of 0.22% Cu, 0.23 g/t Au, 0.4 g/t Ag and 0.008% Mo

This target has not been adequately tested and mineralization remains open to expansion. Step-out drilling from the know mineralization, including the testing of proximal magnetic and IP chargeability high features is required.

●
Empress West Cu-Au±Ag replacement and porphyry target: this extensive target extends more than 2 km to the west of the Empress deposit and has only been tested by widely-spaced and shallow historical percussion holes, and a few core holes. It exhibits the same geological setting to the Empress area, and potential to discover additional Cu-Au mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data, and also elevated Cu±Au±Mo concentrations in soils. Modern IP and drilling is required to test a series of targets.

●
Buzzer Cu-Au-Ag±Mo porphyry target: porphyry-style mineralization intercepted in historical drilling may indicate that the known Buzzer body of mineralization may be the upper-most manifestation of a large underlying auriferous porphyry Cu deposit. Historical drilling has intercepted, for example:

Hole DDH-3: 99 m of 0.58% CuEQ3 at 0.43% Cu and 0.042% Mo
Hole X-3: 44 m at 1.14% CuEQ at 0.67% Cu, 0.50 g/t Au, 5.3 g/t Ag and 0.046% Mo
Incl.: 27 m at 1,51% CuEQ at 0.86% Cu, 0.72g/t Au, 6.6g/t Ag and 0.059% Mo

Note that in hole DDH-3 above Au was not analyzed for.

Consideration to explore this possibility to depth with a > 500 m drill hole is warranted.

●
Taylor-Windfall West target: this target is characterized by a strong IP chargeability anomaly located to the west of the historical Taylor-Windfall epithermal Au mine and could represent a lithocap to an underlying, or adjacent porphyry Cu±Au-Ag±Mo deposit. The target warrants additional IP and drill testing.

The GECAP has excellent potential for expansion of the Empress deposit and for discovery of new Cu‐Au resources in the project area. Subject to financing Amarc is planning an integrated program to test the economic potential of the GECAP, which will include drilling the high potential drill-ready targets while survey work progresses on other promising targets to bring them to a drill ready status. The Company has the required drill and IP permits in hand for the proposed work program.

IKE District Porphyry and Epithermal Targets

The IKE District hosts several known centres of porphyry Cu mineralization (Rowbottom, Mad Major- OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE deposit and GECAP areas. Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets. The Company has the permits in hand for the potential work program.

At Rowbottom, Cretaceous porphyry-style Cu-Mo-Au mineralization and alteration is intermittently exposed along 550 m of Rowbottom creek, and spatially associated with an extensive 1.3 km by 1.0 km IP chargeability anomaly that remains open for further surveying. Limited historical shallow percussion drilling returned good Cu and Mo grades (Au and Ag were not analysed for), and a single core hole completed by Amarc confirmed the presence of Au and Ag. Historical drill intercepts include for example:

Hole S-64: 49 m of 0.51% CuEQ3 at 0.49% Cu and 0.007% Mo
Hole S-24: 43 m of 0.40% CuEQ at 0.28% Cu and 0.032% Mo

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned:

RB17001: 66 m of 0.38% CuEQ3 at 0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag
and: 21 m of 0.43% CuEQ at 0.38% Cu, 0.007% Mo and 4.3 g/t Ag

An historical soils grid along with both the historical and Amarc IP chargeability anomalies suggest that a larger system could be present, warranting further drilling both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit target.

The Mad Major-OMG is a Late Cretaceous to Paleocene porphyry Cu-Mo-Ag±Au target area. It extends over approximately 23 km2 area of highly anomalous stream sediment geochemistry and gossanousridges. Amarc’s exploration, and that of historical operators, has defined several large IP chargeability and magnetic geophysical, talus fines and soils geochemical and geological alteration mapping anomalies that remain to be adequately drill tested. Amarc has completed only eight very wide-spaced core holes into the target, and the source of the IP and geochemical anomalies is yet to be determined. Additional survey work and drilling is warranted.

Although not the focus of Amarc’s exploration, epithermal potential exits on the IKE Project. For example, at both Battement and Mewtwo reconnaissance stage exploration suggests a geological environment that is permissive for either, or both, a porphyry or epithermal-type deposits. Further exploration is warranted at both targets.

Collectively the IKE deposit, GECAP and IKE District target areas as described warrant substantial exploration programs.

IKE Project Capped Royalties

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties, which make up the IKE Project. The mineral claims comprising the Juno Property were staked and are owned 100% by the Company.

In July 2014, Amarc acquired a 100% interest in the IKE property from Oxford Resources Inc. (“Oxford”, formerly Highpoint Exploration Inc.). At that time Oxford’s ownership interest was converted to a 1% NSR royalty, which can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the company’s sole election).

The IKE property is also subject to a 2% underlying NSR royalty to two underlying owners, whereby Amarc has the right to purchase: (1) one half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time prior to commercial production; and (2) the second half of the royalty (1%) also for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE property. Amarc has agreed that upon completion of a positive feasibility study it will issue 500,000 common shares to the underlying owners.

In November 2014, Amarc acquired a 100% interest in the adjoining Granite property from Great Quest Fertilizers Ltd. ("Great Quest", previously known as Great Quest Metals Ltd., which is also referred to as “Great Quest” herein). Great Quest holds a 2% NSR royalty on that property which can be purchased for

$2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

In January 2017, Amarc acquired a 100% interest in the adjoining Galore property from Galore Resources Inc. ("Galore Resources"), clear of any royalties to Galore Resources. In January 2018, Amarc concluded an agreement with the underlying owners of the Galore property, whereby Amarc acquired all of the underlying owners’ residual interest in and to the Galore property, including five NSR and five NPI royalties.

On September 3, 2015, Amarc entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE Project. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek, having been acquired by Au-focused Centerra, relinquished its option to earn up to a 50% interest in the IKE Project. Thompson Creek had a 10% participating interest in the IKE Project by investing $6 million in exploration programs undertaken in 2015 and 2016, and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE Project.

The DUKE Project

Amarc’s 100% owned DUKE Project is located 80 km northeast of Smithers within the Babine District (the “District”), one of BC’s most prolific porphyry Cu-Au belts. The District, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle copper- gold mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag4, and the advanced stage Morrison Cu-Au deposit. Amarc’s DUKE porphyry Cu discovery is located 30 km north of the Bell Mine. Extensive infrastructure exists in the District, which primarily relates to the forestry industry but also dates back to mining activity.

The 704 km2 DUKE Project includes both the DUKE porphyry Cu deposit target discovery (“DUKE”) and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s district-scale targeting program.

Additional detail further to that presented below on the DUKE Project can be found in the Company’s recently filed National Instrument 43-101 Technical Report under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/ahr/Home.asp.

Porphyry Copper Expansion Potential at the Duke Deposit Target

The porphyry Cu system at DUKE has seen only limited drilling. Many of the 30 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Ag-Au mineralization. In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface. Examples of the intercepts from are:

Hole 71-14: 87 m of 0.52% CuEQ3 at 0.40% Cu, 0.021% Mo, 2.2 g/t Ag and 0.05 g/t Au
Incl.: 40 m of 0.61% CuEQ at 0.48% Cu, 0.023% Mo, 2.6 g/t Ag and 0.07 g/t Au
Hole 70-02: 113 m of 0.38% CuEQ at 0.30% Cu, 0.012% Mo, 1.1 g/t Ag and 0.06 g/t Au
Incl.: 12 m of 0.50% CuEQ at 0.41% Cu, 0.010% Mo, 1.6 g/t Ag and 0.09 g/t Au

The historical drilling was centered within a restricted part of a robust, 3 km north-south by 1 km east-west historical IP chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape (see figures provided in May 6, 2020 news release) that was the target of Amarc’s eight core holes completed in 2017 through 2018 (see December 19, 2017 and June 12, 2018 news releases). Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry Cu-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion. Select intercept examples include:

Hole DK18002: 102 m of 0.31% CuEQ3 at 0.22% Cu, 0.014% Mo, 1.3 g/t Ag and 0.06 g/t Au
Hole DK18005: 147 m of 0.40% CuEQ 0.27% Cu, 0.028% Mo, 1.1 g/t Ag and 0.05 g/t Au
Incl.: 20 m of 0.62% CuEQ at 0.45% Cu, 0.033% Mo, 2.0 g/t Ag and 0.06 g/t Au
Hole DK18006: 58 m of 0.45% CuEQ at 0.34% Cu, 0.015% Mo, 1.5 g/t Ag and 0.059 g/t Au

MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

Notably, a single step-out hole (DK18004) completed by Amarc more than 1 km to the north of the seven other Amarc holes, and within the displaced portion of the IP chargeability anomaly, intersected substantial lengths of moderate to low grade Cu and Mo mineralization, confirming a very extensive lateral dimension to the DUKE porphyry Cu system. Subject to financing Amarc is currently planning how best to undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies. The Company has the permit in hand tocommence potential works.

New Duke District Porphyry Copper-Gold Targets

Appreciating the Cu-Au prospectivity of the Babine District and its relatively unexplored nature due to widespread glacial cover (4 m to 18 m thick in the Amarc DUKE discovery drill holes), Amarc has completed a comprehensive compilation of government and historical data over the entire 704 km2 DUKE Project. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying 12 previously unrecognized high potential porphyry Cu- Au deposit targets. These target areas were defined, for example, by anomalous Cu-Au-Mo-Ag (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or favorable biotite feldspar porphyry, compelling up-ice magnetic geophysics features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective intrusions, along with numerous other scientific vectors.

Regionally, Amarc is planning for initial, focused ground surveys taking advantage of extensive logging road networks across the property. These surveys would be followed by RC drilling that would test prioritized targets for the presence of potential porphyry Cu mineralized systems below cover and, where a deposit target is confirmed core drilling to determine the extent, grade and geometry of the mineralized system. The Company has an IP permit in hand to commence these works.

DUKE Project Royalties

Amarc holds 100% interest in the DUKE Project free of any royalty.

The JOY Project

Amarc’s 100%-owned 482 km2 JOY Project covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC (see figures provided in May 15, 2020 news release). The Kemess District is well-known to Amarc’s technical team through their association with Hunter Dickinson Inc. (“HDI”); its members are credited as being the first to recognize the District’s true porphyry potential – acquiring both the early-stage Kemess North and Kemess South prospects and advancing them to significant porphyry Cu-Au deposits, before selling the projects to a predecessor of Northgate Minerals (“Northgate”). Northgate went on to develop the Kemess South mine (BC’s third largest Au producer), producing three million ounces of Au, and 750 million pounds of Cu over a 13-year period to 20115. The southern area of the Kemess District, now owned by Centerra, includes the government-approved Kemess Underground Project (the deeper higher-grade extension of the Kemess North deposit), the advanced stage Kemess East deposit as well as the mined-out Kemess South deposit. The resource road that services Centerra’s deposits and the historical Lawyers and Shasta Au-Ag mines, also provides access to Amarc’s JOY Project.

The PINE deposit and MEX deposit target on the JOY Project have seen several phases of historical drilling. Work by Amarc has identified significant expansion potential at both that requires drill testing. In addition, Amarc has defined seven large (approximately 1 to 8 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets. These datasets include results from soil geochemical sample grids, airborne magnetics and IP geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was particularly useful.

Additional detail on the JOY Project can be found in the Company’s recently filed National Instrument 43- 101 Technical Report under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/ahr/Home.asp.

SRK Consulting (Canada) Inc. 2013. NI 43-101 Technical Report on the Kemess Underground Project, British Columbia, Canada, AuRico Metals Ltd., SEDAR.

New Porphyry Copper-Gold Potential at PINE and MEX

The PINE deposit is a northeast-trending, 2.5 km-long porphyry Cu-Au mineralized system locatedwithin an underexplored 6 km2 area of strong hydrothermal alteration, as defined by IP chargeability, alteration mapping and limited historical drilling. At the PINE deposit, shallow historical drilling (most holes record less than 175 m vertical penetration) indicates that mineralization is open both laterally and to depth, with many of the holes ending in mineralization and some showing a downhole increase in Cu and Au grades (see figure provided in May 15, 2020 news release). Examples of the historical results are:

Hole P97-08: 141 m of 0.46% CuEQ3 at 0.17% Cu, 0.49 g/t Au, 2.0 g/t Ag and 0.001% Mo
Hole 92-40: 85 m of 0.55% CuEQ at 0.14% Cu, 0.73 g/t Au, 0.6 g/t Ag and 0.002% Mo
Hole 93-44: 82 m of 0.42% CuEQ at 0.12% Cu, 0.52 g/t Au, 1.1 g/t Ag and 0.003% Mo

In addition to the delineated drill-ready targets at PINE, untested areas of high IP chargeability and/or soil geochemistry lie between the widely-spaced historical holes and extend outward laterally, with the majority of the surrounding 6 km2 area of strong hydrothermal alteration remaining to be fully explored.

Similarly, at the MEX deposit target widely-spaced historical drilling indicates that the system remains open both laterally and to depth.

Newly Identified Porphyry Copper-Gold Targets

The MEX Cluster, located between the PINE and MEX mineralized systems, includes a series of new targets (see figure provided in May 15, 2020 news release), that are characterized by coincident anomalies defined by geochemical, geophysical and mapping surveys. These new, well-defined targets are a priority for early drill testing.

Additional surface surveys are planned to prepare emerging drill targets at the Canyon South, Twins, SW Takla, Central Takla and the North Finley target areas for drilling. For example at Canyon South, a 1 km wide high-contrast >28 mV/V core of a 2 km-wide >18 mV/V IP chargeability anomaly closely coincides with a 500 m diameter magnetic high that is possibly related to an unidentified, and potentially mineralized, porphyry stock. Notably, two historical drill holes: PIN09-15, which encountered 11.43 g/t Au over 3 m, and MEX12-013, which recorded 0.05% Cu and 0.18 g/t Au over 62.3 m are located on the periphery of the Canyon South target and on the opposite sides of the open 2 km-wide IP chargeability anomaly. Such an occurrence of Au ± Cu could be related to the outer regions of a porphyry system. A new IP survey is proposed to expand the coverage of the historical IP to define the full extent of the chargeability anomaly in preparation for drill testing.

Amarc is planning the next phase of the JOY Project exploration to include core drill testing of drill-ready targets, undertaken concurrently with low-cost surface exploration work to efficiently bring the latter new exploration targets up to a drill-ready status. The Company has permits in hand to commence the proposed works.

JOY Project Royalties

The 100% Amarc owned JOY Project comprises the JOY, PINE and Paula properties, and also the STAKED Claims. The mineral claims comprising the STAKED Claims were staked and are owned 100% by the Company.

On November 21, 2017, Amarc acquired 100% interest in the 7,200 Ha JOY property from United Minerals Services Ltd., a private vendor. The JOY property is subject to an underlying NSR royalty from production to a former owner, which is capped at $3.5 million.

On August 29, 2017, Amarc announced that it had concluded option agreements with each of Gold Fields Toodoggone Exploration Corporation (“Gold Fields”) and Cascadero Copper Corporation ("Cascadero"), which at that time held the PINE property in a 51%:49% joint venture, that enabled Amarc to purchase 100% of the property. On December 31, 2018, Amarc completed the purchase of Cascadero’s 49% interest in the PINE Property (Amarc MD&A December 31, 2018). Further on December 9, 2019, Amarc announced that it had reached an agreement with Gold Fields to amend the option agreement between the parties and purchased outright the remaining 51% of the PINE property from Gold Fields (Amarc news release, December 9, 2019).

Gold Fields retains a 2.5% NPI royalty on mineral claims comprising about 96% of the PINE property and a 1% NSR royalty on the balance of the claims. The NPI royalty can be reduced to 1.25% at any time through the payment to Gold Fields of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through the payment to Gold Fields of $2.5 million in cash or shares.

The PINE property is subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production (Amarc November 21, 2017 news release).

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula property, located internal to the wider JOY Project tenure (Amarc MD&A December 31, 2019). The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

Other Properties

Amarc’s focus with respect to its Newton project is to work towards venturing it out to a third party to further advance exploration.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage Au-Ag project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 m of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage Au discovery that remains open to further expansion. At a 0.25 g/t Au cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t Au and 2.1 g/t Ag, containing 1.6 million ounces of Au and 7.7 million ounces of Ag.

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

The Newton Inferred Mineral Resources were prepared using geostatistical methods by technical staff at HDI and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate is available on the Company’s profile on www.sedar.com.

The current Newton Resource extends over an area of approximately 800 m by 800 m and to a depth of 560 m, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive 7 km2 sulphide system that is characterized by widespread Au enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal Au deposits. The deposit lies within a large, Au-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, Ag and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal Au deposits in BC – including the important Blackwater-Davidson, and Snowfields deposits.

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

Newton Property Royalties

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% NPI royalty. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR royalty, which royalty may be purchased by Amarc for $2 million at any time. Advance NSR royalty payments of $25,000 per annum commenced on January 1, 2011.in

C.
ORGANIZATIONAL STRUCTURE

The Company has one subsidiary, 1130346 B.C. Ltd. (“Amarc Subco”), incorporated under the laws of British Columbia, Canada. Amarc Subco is a wholly-owned subsidiary of the Company incorporated for the purpose of entering into an option agreement. As at March 31, 2020, the Amarc Subco did not have any asset, liability, income, or expense.

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

●
estimate of the accrual of Mineral Exploration Tax Credits (“METC”);

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

A.
RESULTS OF OPERATIONS

Year Ended March 31, 2020 (“2020”) Versus Year Ended March 31, 2019 (“2019”)

The Company recorded a net loss of $1,254,000 during 2020 compared to a net loss of $1,949,000 during 2019. The decrease in net loss was mainly due to a decrease in both exploration and evaluation expenses, net of METC, and general and administration expenses.

($ 000’s)	2020	2019	Discussion
Exploration and evaluation, net of METC	664	5,390
Exploration activity during the 2020 and 2019 period was focused on the IKE and JOY Projects’ drilling and related field programs. The exploration activity during the 2020 period was lower due to decreased exploration activity as discussed in this Annual Report.

Administration	856	914	Administration expenses decreased during the 2020 period due to decreased administration activities in support of the Company’s IKE and JOY Projects.
Interest expense on loans payable to director	106	90	Interest incurred on loans provided by a director. Interest expense increased during the 2020 period due to new addition of loan advance.
Amortization of finance charges	109	130	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to loan provided by the director in November 2014.
Equity settled share-based compensation	42	–	During fiscal 2020, there were 500,000 share- purchased options granted in October 2019 vested.

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

B.
LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing

At March 31, 2020, the Company had a cash balance of approximately $249,000 and working capital deficiency of approximately $641,000, which was primarily due to a director’s loan of $300,000 due in August 2020 that was reclassified as a current liability and the increase in the related party balances from
$223,000 at March 31, 2019 to $591,000 at March 31, 2020. The Company is in discussions with regards to an extension of the loan. The Company plans its cash spending based on availability of funds.

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

The Company does not have any material capital lease obligations, purchase obligations or any other long- term obligations.

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

Average annual prices for copper, molybdenum, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017	2.88/lb	7.26 /lb	1,275/oz	17.01/oz
2018	2.96/lb	11.94/lb	1,269/oz	15.71/oz
2019	2.72/lb	11.36/lb	1,393/oz	16.21/oz
2020 (to the date of this Annual Report)	2.54/lb	8.79/lb	1,667/oz	17.00/oz

E.
OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2020:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt Obligations (gross amount)	$ 1,300,000	$ 300,000	$ –	$ 1,000,000	$ –
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities Reflected on the Company's Balance Sheet under IFRS	–	–	–	–	–
Total	$ 1,300,000	$ 300,000	$ –	$ 1,000,000	$ –

The Company has no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G.
SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Diane Nicolson(2)	1965	President, CEO and Director	January 2008
Sebastian Tang(4)	1976	Chief Financial Officer	July 2020
Trevor Thomas	1967	Secretary	February 2008

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

(4)
In July 2020, Sebastian Tang was appointed as CFO of the Company.

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Heatherdale Resources Ltd.	Director	November 2009	Present

Company	Positions Held	From	To
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	February 2019
Taseko Mines Limited	Director	January 1991	Present

Diane Nicolson, PhD – President, Chief Executive Officer and Director

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

Sebastian Tang – Chief Financial Officer

Sebastian Tang is Chartered Professional Accountant (CPA CA) with more than 15 years of professional experience in accountancy and financial reporting. He previously held positions with professional services firms Ernst & Young providing financial auditing services to companies in Asia and the Americas.

Company	Positions Held	From	To
Lucky Minerals Inc.	Chief Financial Officer	May 2019	March 2020
Global Hemp Group	Chief Financial Officer	May 2020	Present

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present

Company	Positions Held	From	To
Curis Resources Ltd.	Secretary	June 2013	November 2014
Heatherdale Resources Ltd.	Secretary	June 2013	Present
Mineral Mountain Resources Ltd.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Quadro Resources Ltd.	Director	July 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	Director, President and Chief Executive Officer	February 2019	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Taseko Mines Limited	Secretary	July 2008	Present

B.
COMPENSATION

During the Company's financial year ended March 31, 2020, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $217,000.

Diane Nicolson, President and Chief Executive Officer, Ronald W. Thiessen, Former Chief Executive Officer, Sebastian Tang, Chief Financial Officer, Michael Lee, Former Chief Financial Officer, and Luqman Khan, Former Chief Financial Officer are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2020 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total Compen- sation ($)
					Annual incent- ive plans	Long- term incent -ive plans
Diane Nicolson President and Chief Executive Officer, Director (2)	2020	$195,000	Nil	Nil	Nil	Nil	Nil	Nil	$195,000
	2019	$213,000	Nil	Nil	Nil	Nil	Nil	Nil	$213,000
	2018	$200,000	Nil	Nil	Nil	Nil	Nil	Nil	$200,000
Ronald Thiessen Chief Executive Officer (1) (2)	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sebastian Tang Chief Financial Officer (1) (4)	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Lee Chief Financial Officer (1)(3)	2020	$22,000	Nil	Nil	Nil	Nil	Nil	Nil	$22,000
	2019	$3,000	Nil	Nil	Nil	Nil	Nil	Nil	$3,000
Luqman Khan Chief Financial Officer (1) (3)	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	$16,000	Nil	Nil	Nil	Nil	Nil	Nil	$16,000
	2018	$18,000	Nil	Nil	Nil	Nil	Nil	Nil	$18,000

Notes:

(1)
Mr. Thiessen, Mr. Tang, Mr. Lee, and Mr. Khan did not serve the Company on a substantially full-time basis.

(2)
Mr. Thiessen was replaced as CEO in January 2019 by Dr. Nicolson.

(3)
Mr. Khan was replaced as CFO in January 2019 by Mr. Lee.

(4)
Mr. Lee was replaced as CFO in July 2020 by Mr. Tang.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2020 is as set out below:

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

C.
BOARD PRACTICES

All of the Company's directors were elected at the annual general meeting of shareholders held on November 21, 2019. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the “Board”).

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

Messrs. Coughlan and Cousens are independent. Mr. Dickinson and Dr. Nicolson are not independent. The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus, the Board members are well versed in the obligations of directors and the expectations of independence from management.

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

●
the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

●
reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and

●
an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor that was not adopted by the Board.

The Company's auditor De Visser Gray LLP has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre- approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

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

D.
EMPLOYEES

At March 31, 2020, Amarc had the following employees:

	March 31, 2020	March 31, 2019	March 31, 2018
Full-time salaried	–	–	–
Hourly	2	2	4

Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E.
SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2020, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 28,939,541 common shares (16.48%), or 46,939,541 (24.25%) on a diluted basis.

As at March 31, 2020, the Company's directors and senior management beneficially own the following number of the Company's common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
Barry Coughlan (3)	86,000 common shares	0.05%
Scott D. Cousens (3)	148,300 common shares	0.08%
Robert A. Dickinson (2)	27,857,241 common shares 16,000,000 share purchase warrants	15.86%
Diane Nicolson (3)	718,000 common shares 2,000,000 share purchase options	0.41%
Michael Lee	Nil common shares	0.00%
Sebastian Tang	Nil common shares	0.00%
Trevor Thomas	130,000 common shares	0.07%
Total	28,939,541 common shares 16,000,000 purchase warrants 2,000,000 share purchase options	16.48%

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

(3)
Member of the audit committee.

Share Option Plan

As of the date of this document, there were 2,000,000 options outstanding pursuant to the Company's share option plan (the “Plan”), described below, and an aggregate of 15,560,289 common shares remained available for issuance pursuant to the Plan, described below.

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

The number of optioned shares issued to Insiders in any twelve (12) month period must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve forissuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

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

Shareholder	Securities Beneficially Owned or Controlled	As a % of the outstanding common shares
Sun Valley Gold Master Fund Ltd	14,615,384	8.32%
Robert A. Dickinson	27,857,241	15.86%

For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of the date of this document, Amarc had authorized unlimited common shares without par value, of which 175,602,894 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this Annual Report, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	29	156,109,126	88.90%
United States	8	17,955,306	10.22%
Other	1	1,538,462	0.88%
TOTALS	38	175,602,894	100.00%

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

Hunter Dickinson Services Inc. (“HDSI”)

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract servicesfor a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

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

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share.

In July and August 2019, the Company entered into certain loan agreements (collective the “Bridge Loans”) with a director of the Company and a private company wholly-owned by a director of the Company (collectively the “Bridge Lenders”), pursuant to which the Bridge Lenders advanced to the Company an aggregate principal sum of $375,000 with a 1-year term and bearing interest at 10% per annum. The Bridge Loans were fully repaid in September 2019.

In December 2019, the Company entered into a loan agreement (the “Second Bridge Loan”) with a director of the Company (the “Second Bridge Lender”), pursuant to which the Second Bridge Lender advanced to the Company a principal sum of $300,000 with a 6-month term and bearing interest at a rate of 10% per annum.

Refer to note 8 of the accompanying financial statements of Amarc for additional monetary disclosures about the abovementioned loans.

C.
INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8
FINANCIAL INFORMATION

A.
FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2020, 2019 and 2018. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture and on the OTCQB.

	TSX Venture Exchange		OTCBB/OTCQB
Fiscal Year Ended	High	Low	High	Low
March 31,	(Cdn$)	(Cdn$)	(US$)	(US$)
2020	0.08	0.02	0.06	0.02
2019	0.14	0.04	0.11	0.03
2018	0.26	0.12	0.21	0.09
2017	0.16	0.06	0.12	0.04
2016	0.17	0.04	0.14	0.02
2015	0.18	0.06	0.13	0.05
2014	0.12	0.04	0.08	0.02

	TSX Venture Exchange		OTCQB
	High	Low	High	Low
Fiscal Quarter	(Cdn$)	(Cdn$)	(US$)	(US$)
Q4 2020	0.08	0.02	0.06	0.02
Q3 2020	0.06	0.03	0.04	0.02
Q2 2020	0.06	0.04	0.05	0.03
Q1 2020	0.07	0.04	0.05	0.03
Q4 2019	0.07	0.07	0.05	0.05
Q3 2019	0.10	0.04	0.07	0.04
Q2 2019	0.10	0.06	0.07	0.04
Q1 2019	0.14	0.08	0.11	0.07
Q4 2018	0.17	0.12	0.14	0.09
Q3 2018	0.20	0.14	0.15	0.11
Q2 2018	0.26	0.17	0.21	0.13
Q1 2018	0.21	0.14	0.15	0.11
Q4 2017	0.16	0.08	0.12	0.06
Q3 2017	0.11	0.07	0.08	0.05
Q2 2017	0.13	0.08	0.10	0.06
Q1 2017	0.08	0.06	0.06	0.04
Q4 2016	0.08	0.04	0.06	0.02
Q3 2016	0.11	0.05	0.08	0.03
Q2 2016	0.11	0.07	0.08	0.06
Q1 2016	0.17	0.09	0.14	0.07

	TSX Venture Exchange		OTCQB
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
July 2020 (to the date of this Annual Report)	0.08	0.04	0.06	0.02
June 2020	0.04	0.03	0.03	0.02
May 2020	0.04	0.03	0.03	0.02
April 2020	0.04	0.03	0.03	0.02
March 2020	0.05	0.02	0.03	0.02
February 2020	0.07	0.05	0.05	0.03
January 2020	0.08	0.04	0.06	0.02

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

All special resolutions of the Company must be adopted by a majority of two-thirds of votes cast; the Company's original Article of Association required special resolutions to be adopted by a majority of three- quarters of the votes cast.

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

D.
EXCHANGE CONTROLS

Amarc is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.See “Taxation”, below.

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

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister has reasonable grounds to believe that an investment by a non- Canadian “could be injurious to national security,” the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act.

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

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax- exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), entities considered fiscally transparent under applicable law, or otherwise.

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

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder's particular circumstances. Accordingly, all U.S. Holdersor prospective U.S. Holders should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

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

●
an individual who is a citizen or resident of the U.S.;

●
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●
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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended March 31, 2018, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFICstatus. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

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

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder owns our common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns our common shares, the Company will be treated as a PFIC withrespect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in such common shares or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election.

Under the default PFIC rules:

●
any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of our common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it, together with all other distributions received in the relevant tax year, exceeds 125% of the average annual distribution received during the preceding three years) received on our common shares or with respect to the stock of a Subsidiary PFIC will beallocated rateably to each day of such U.S. Holder’s holding period for our common shares;

●
the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

●
the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;

●
an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and

●
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

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financialinstitutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s shares of our common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

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

ITEM 11
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.
RISK RELATED TO COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to Canada where we conduct our principal business operations. Our plans to advance the exploration and development of our projects are dependent upon the Company’s ability to secure project specific financing, as well as our ability to continue the work required once financing has been secured through our employees and our contractors. The progress of work on our projects has been delayed and may further be delayed due to the effects of COVID-19. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares as well as mineral commodity prices. These adverse effects on the economy, the stock market and our share price could continue to adversely impact our ability to raise capital, with the result that our ability to pursue exploration and development of our projects could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our exploration and development plans for our projects.

B.
TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

Amarc's operations do not employ financial instruments or derivatives which are market sensitive and Amarc does not have financial market risks that it deems to be material.

C.
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

D.
INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc's liabilities consist of routine accounts payable, balance due to a related party, and a loan payable to a director of the Company. The loans bear fixed interest rates. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to Note 8 of the accompanying audited annual financial statements for the year ended March 31, 2020.

Some of the Company's marketable securities are subject to equity price risk as they relate to shares held in publicly-traded companies. Given the small value of the Company's marketable securities, equity price risk for the Company is nominal.

E.
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

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d- 15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2020.

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

Services:		Year ended March 31, 2020	Year ended March 31, 2019
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$20,000	$20,000
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
		Nil	Nil
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$20,000	$20,000

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

ITEM 16E
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2020, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G
CORPORATE GOVERNANCE

Not applicable.

ITEM 16H
MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17
FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18
FINANCIAL STATEMENTS

The following are incorporated herein:

●
Report of the Company's independent registered public accountants, De Visser Gray LLP, dated July 27, 2020;
●
Statements of financial position as at March 31, 2020 and March 31, 2019;
●
Statements of loss for the years ended March 31, 2020, March 31, 2019, and March 31, 2018;
●
Statements of other comprehensive loss (income) for the years ended March 31, 2020, March 31, 2019, and March 31, 2018;
●
Statements of cash flows for the years ended March 31, 2020, March 31, 2019, and March 31, 2018;
●
Statements of changes in equity for the years ended March 31, 2020, March 31, 2019, and March 31, 2018; and
●
Notes to annual financial statements.

AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2020, 2019 and 2018

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amarc Resources Ltd., Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Amarc Resources Ltd. (“the Company”), which comprise the consolidated statements of financial position as at March 31, 2020 and 2019 and the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended March 31, 2020, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2020 and 2019 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt as to the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada July 27, 2020

We have served as the Company’s auditor since 1995.

Amarc Resources Ltd.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

		March 31,	March 31,
	Note	2020	2019

ASSETS

Current assets
Cash	3	$249,183	$282,996
Amounts receivable and other assets	5	83,378	307,595
Marketable securities		18,356	35,067
		350,917	$625,658

Non-current assets
Restricted cash	4	178,143	173,143

Total assets		$529,060	$798,801

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$100,075	35,965
Advanced contributions received	6	–	189,021
Balances due to related parties	10	591,979	222,933
Director's loan	8	300,000	893,800
		992,054	1,341,719

Non-current liabilities
Director's loan	8	512,119	–

Total liabilities		1,504,173	1,341,719

Shareholders' equity
Share capital	9	64,341,556	64,041,556
Reserves	9	5,631,897	5,105,082
Accumulated deficit		(70,948,566)	(69,689,556)
		(975,113)	(542,918)

Total liabilities and shareholders' equity		$529,060	$798,801

Nature of operations and going concern (note 1)
Events after the reporting period (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

Amarc Resources Ltd.
Consolidated Statements of Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares)

		Year Ended March 31
	Note	2020	2019	2018
		(note2(b))	(note 2(b))	(note 2(b))

Expenses	10,12
Exploration and evaluation		$1,637,479	$5,390,102	$7,381,916
Assays and analysis		130,666	354,492	224,233
Drilling		–	800,682	1,199,928
Equipment rental		4,350	103,425	73,629
Geological, including geophysical		693,016	1,295,699	1,508,855
Helicopter and fuel		25,064	934,727	1,519,029
Property acquisition and assessments costs		428,959	652,926	1,553,601
Site activities		178,443	963,826	905,971
Socioeconomic		156,713	192,517	310,389
Travel and accommodation		20,268	91,808	86,281

Administration		855,869	913,897	1,053,006
Legal, accounting and audit		161,450	33,106	190,132
Office and administration	12(b)	550,534	656,569	658,686
Shareholder communication		84,608	155,126	122,045
Travel and accommodation		14,179	32,891	36,170
Trust and regulatory		45,098	36,205	45,973

Equity-settled share-based compensation		42,124	–	–

Cost recoveries	6	(1,491,626)	(4,538,604)	(6,892,331)

		1,043,846	1,765,395	1,542,591
Other items
Finance income		(5,558)	(38,016)	(26,705)
Interest expense – director's loans	8	105,630	90,000	128,096
Transaction cost – director’s loans	8	108,768	130,256	433,044
Foreign exchange loss		848	933	(4,093)
Gain on disposition of marketable securities		–	–	(667)
Net loss		$1,253,534	$1,948,568	$2,072,266

Basic and diluted loss per common share		$0.01	$0.01	$0.01

Weighted average number of common
shares outstanding		171,767,287	169,504,538	156,826,422

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended March 31,
	2020	2019	2018

Net loss	$1,253,534	$1,948,568	$2,072,266

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	–	–	(28,949)
Reallocation of the fair value of marketable securities upon
disposition	–	–	956

Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	11,234	(2,737)	–
Total other comprehensive loss	11,234	(2,737)	(27,993)

Comprehensive loss	$1,264,768	$1,945,831	$2,044,273

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.
Consolidated Statements of Changes in (Deficiency) Equity
(Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
	Note	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2017		145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)

Net loss for the year		–	–	–	–	–	(2,072,266)	(2,072,266)
Other comprehensive loss for the year		–	–	–	27,993	–	–	27,993
Total comprehensive loss		–	–	–	27,993	–	(2,072,266)	(2,044,273)

Issuance of common shares pursuant to a private placement, net of issuance costs	9(b)	13,045,500	2,481,300	–	–	–	–	2,481,300
Issuance of common shares pursuant to property agreements	9(b)	3,761,111	677,000	–	–	–	–	677,000
Issuance of common shares pursuant to exercise of share purchase warrants	9(b)	6,555,555	540,000	–	–	–	–	540,000
Reallocation of share warrant reserve to share capital for exercised warrants	9(d)	–	625,846	–	–	(625,846)	–	–
Balance at March 31, 2018		168,786,227	$63,884,056	$2,202,640	$57,459	$2,882,923	$(67,781,665)	$1,245,413

Balance at April 1, 2018		168,786,227	$63,884,056	$2,202,640	$57,459	$2,882,923	$(67,781,665)	$1,245,413

Net loss for the year		–	–	–	–	–	(1,948,568)	(1,948,568)
Other comprehensive loss for the year		–	–	–	2,737	–	–	2,737
Total comprehensive loss		–	–	–	2,737	–	(1,948,568)	(1,945,831)

Adjustment of gain on disposition of marketable securities		–	–	–	(40,677)	–	40,677	–
Issuance of common shares pursuant to property agreements	9(b)	1,816,667	157,500	–	–	–	–	157,500
Balance at March 31, 2019		170,602,894	$64,041,556	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)

Balance at April 1, 2019		170,602,894	$64,041,556	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)

Net loss for the year		–	–	–	–	–	(1,253,534)	(1,253,534)
Other comprehensive loss for the year		–	–	–	(11,234)	–	–	(11,234)
Total comprehensive loss		–	–	–	(11,234)	–	(1,253,534)	(1,264,768)

Issuance of share purchase warrants	9(d)	–	–	–	–	490,449	–	490,449
Issuance of common shares pursuant to property agreements	9(b)	5,000,000	300,000	–	–	–	–	300,000
Equity-settled share-based compensation	9(c)	–	–	42,124	–	–	–	42,124
Gain on disposition of equity investments at FVTOCI		–	–	–	5,476	–	(5,476)	–
Balance at March 31, 2020		175,602,894	64,341,556	2,244,764	13,761	3,373,372	(70,948,566)	(975,113)

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2020	2019	2018
		(note 2(b))	(note 2(b))	(note 2(b))

Operating activities
Loss for the period		$(1,253,534)	$(1,948,568)	$(2,072,266)
Adjustments for:
Finance income		(5,558)	–	–
Interest expense – director's loans	8	105,630	(38,016)	(26,705)
Transaction cost – director’s loans	8	108,768	90,000	128,096
Non-cash property payments		300,000	130,256	433,044
Equity-settled share-based compensation		42,124	157,500	677,000
Gain on disposition of marketable securities		–	–	(667)

Changes in working capital items
Amounts receivable and other assets		224,217	(222,021)	(46,683)
Restricted cash		(5,000)	–	(60,328)
Accounts payable and accrued liabilities		64,111	(328,134)	349,258
Advanced contributions received	6	(189,021)	74,056	(26,460)
Balances due to related parties		289,320	(913,693)	1,102,714
Net cash provided by (used in) operating activities		(318,943)	(2,998,620)	457,003

Investing activities
Proceeds from disposition of marketable securities		5,476	38,016	26,705
Interest received		5,558	25,131	667
Net cash provided by investing activities		11,034	63,147	27,372

Financing activities
Net proceeds from issuance of common shares pursuant to
a private placement	9(b)	–	–	2,481,300
Net proceeds from issuance of common shares pursuant to
exercise of share purchase warrants	9(b)	–	–	540,000
Proceeds from director's loan	8	675,000	–	–
Repayment of director's loans	8	(375,000)	–	(1,000,000)
Interest paid on director's loans	8	(25,904)	(90,000)	(128,096)
Net cash provided by (used in) financing activities		274,096	(90,000)	1,893,204

Net increase (decrease) in cash		(33,813)	(3,025,473)	2,377,579
Cash, beginning balance		282,996	3,308,469	930,890
Cash, ending balance	3	$249,183	$282,996	$3,308,469

Supplementary cash flow information:				–
Issuance of shares pursuant to mineral property acquisition		$300,000	$–	$–
Issuance of share purchase warrants pursuant to a
loan agreement		$490,449	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

1.
NATURE OF OPERATIONS AND GOING CONCERN

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

These consolidated financial statements as at and for the year ended March 31, 2020 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2020, the Company had cash of $249,183, a working capital deficiency of ($641,137), and accumulated deficit of $70,948,566.

These material uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

Management believes that it is able to maintain its core mineral rights in good standing for the next 12 month period. The Company is continually seeking opportunities for additional funding and has reasonable expectation that it will succeed in raising additional funds when necessary. However, there can be no assurance that the Company will obtain the required additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

2.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting year ended March 31, 2020.

The Board of Directors of the Company authorized these Financial Statements for issuance on July 27, 2020.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement (note 6(b)). As at March 31, 2020 and 2019, the Subco did not have any assets, liabilities, income or expenses. Intercompany balances and transactions are eliminated in full on consolidation.

(c)
Changes in Accounting Standards

New and amended IFRS standards that are effective for the current year:

IFRS 16, Leases ("IFRS 16")

The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach and therefore comparative information for the 2018 reporting period has not been restated and continues to be reported under IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

IFRS 16 introduces a single, on-balance sheet accounting model for lessees. As a result, a lessee would recognize a right-of-use assets ("ROU Assets"), representing its rights to use the underlying assets, and lease liabilities, representing its obligation to make lease payments.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Company recognizes the lease payments as an expense in loss (income) on a straight-line basis over the term of the lease.

The Company does not have long-term leases and has not recognized a lease liability and a right-of-use asset.

(d)
Significant accounting estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Specific areas where significant estimates or judgments exist are:

●
assessment of the Company’s ability to continue as a going concern;

●
the determination of categories of financial assets and financial liabilities; and,

●
the carrying value and recoverability of the Company’s marketable securities.

(e)
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

(f)
Financial instruments

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

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as at FVTPL:

●
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and,
●
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

●
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and,
●
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

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

Financial assets measured at fair value through profit or loss

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

●
costs associated with the acquisition of licences;

●
costs associated with the acquisition of exploration and evaluation assets, including mineral properties; and,

●
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

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

Depreciation is provided at rates calculated to expense the cost of the equipment, less its estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

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

As at March 31, 2020, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2020.

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

(k)
Equity-settled share-based payments

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

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

For employees, fair value is measured at the grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At the end of each financial reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Share-based payment transactions with non-employees are measured at the fair value of the goods and services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instrument granted at the date the entity obtains the goods or the counterparty renders the service.

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

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

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

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2020.

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

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

(p)
Recent accounting pronouncements not yet effective

The following are accounting standards anticipated to be effective January 1, 2020 or later: Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’ The amendments to the definition of material are not expected to have a significant impact on the Company’s consolidated financial statements.

3.
CASH

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

4.
RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

5.
AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31, 2020	March 31, 2019
Sales tax refundable	$16,858	$7,304
Contributions receivable (note 6(a) and 6(b))	–	300,291
Prepaid insurance	66,520	–
Total	$83,378	$307,595

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

6.
EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

Below is a summary of the Company’s major exploration projects on the basis of where the Company is currently incurring the majority of its exploration work.

(a)
IKE Project

The IKE Project is located in south-central BC and is comprised of the IKE, Granite, Galore and Juno Properties. In July 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement (the “IKE Agreement”) with Hudbay Minerals Inc. (“Hudbay”) pursuant to which Hudbay would acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project.

The Company initially recorded the amounts of contributions received or receivable from Hudbay pursuant to the IKE Agreement as a liability (advanced contributions received) in the Consolidated Statements of Financial Position, and subsequently recognized amounts as cost recoveries in the Consolidated Statements of Loss as the Company incurred the related expenditures.

In January 2019, the Company announced that Hudbay had relinquished its option to earn an interest in the IKE Project. As a result of the termination, the Company maintains a 100% interest in the IKE Project.

The IKE Property claims carry a Net Smelter Return (“NSR”) royalty obligation of 1%, subject to a $2 million cap and with the Company able to purchase the royalty at any time by payment of the same amount. These claims carry an additional NSR royalty of 2%, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

The Granite Property claims are subject to a 2% NSR royalty which can be purchased for $2 million. In addition there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

The entire project is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

(b)
JOY Project

The JOY Project, located in north-central BC, comprises the JOY and PINE Properties, and also the “Staked Claims” acquired directly by the Company. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase 100% of the JOY Property for the reimbursement of the vendor’s direct acquisition costs of $335,299. The property is subject to an underlying NSR royalty held by a former owner which is capped at $3.5 million.

In August 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement (the “JOY Agreement”) with Hudbay pursuant to which Hudbay may acquire, through a staged investment process, up to 60% ownership in the JOY Property. This was later amended to include the PINE Property and Staked Claims, collectively the JOY Project.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

The Company initially records the amounts of contributions received or receivable from Hudbay pursuant to the JOY Agreement as a liability (advanced contributions received) in the Consolidated Statements of Financial Position, and subsequently reallocates amounts to cost recoveries in the Consolidated Statements of Loss as the Company incurs related expenditures.

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

In October 2018, Amarc acquired a 100% interest in Cascadero’s 49% interest in the PINE Property by completing total cash payments of $1,000,000 and issuing 5,277,778 common shares.

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula property, located internal to the wider JOY Project tenure. The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

In December 2019, the Company amended the GFTEC Agreement to purchase GFTEC’s 51% interest in the PINE property. Under the terms of the amendment Amarc will purchase outright GFTEC’s 51% interest in the 323 km2 Property by issuing to GFTEC 5,000,000 common shares of the Company (issued). As such Amarc now holds a 100% interest in the PINE mineral claims.

The PINE Property is subject to a 3% underlying NSR royalty payable to a former owner. The Company has reached an agreement with the former owner to cap the 3% NSR royalty at $5 million payable from production for consideration totaling $100,000 and 300,000 common shares payable in stages through to January 31, 2019 (completed).

GFTEC will retain a 2.5% net profits interest (“NPI”) royalty on mineral claims comprising approximately 96% of the PINE Property, which are subject to a NSR royalty payable to a former owner (“Underlying NSR”) and a 1% NSR royalty on the balance of the claims that are not subject to the Underlying NSR royalty. The NPI royalty can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.5% through the payment to GFTEC of $2.5 million in cash or shares.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

(c)
DUKE Project

The DUKE Project is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase a 100% interest in the DUKE Project for the reimbursement of the vendor’s direct acquisition costs of $168,996.

7.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2020	March 31, 2019
Accounts payable	$100,075	$35,965
Total	$100,075	$35,965

8.
DIRECTOR’S LOANS

	Year ended March 31, 2020	Year ended March 31, 2019
Opening balance	$893,800	$763,544
Principal advances	675,000	–
Principal repayments	(375,000)	–
Transaction costs	(490,449)	–
Amortization of transaction costs	108,768	130,256
Closing balance	$812,119	$893,800

	March 31, 2020	March 31, 2019
Current portion	$300,000	$893,800
Non-current portion	512,119	–
Total	$812,119	$893,800

Finance expenses	For the year ended March 31,
	2020	2019	2018
Interest on director’s loan	$105,630	$90,000	$128,096
Amortization of transaction costs	108,768	130,256	433,044
Total	$214,398	$220,256	$561,140

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

(a)
2019 loan

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share (note 9(d)(ii)).

(b)
2019 bridge loans

In July and August 2019, the Company entered into certain loan agreements (collective the “Bridge Loans”) with a director of the Company and a private company wholly-owned by a director of the Company (collectively the “Bridge Lenders”), pursuant to which the Bridge Lenders advanced to the Company an aggregate principal sum of $375,000 with a 1-year term and bearing interest at 10% per annum. The Bridge Loans were fully repaid in September 2019.

In December 2019, the Company entered into a loan agreement (the “Second Bridge Loan”) with a director of the Company (the “Second Bridge Lender”), pursuant to which the Second Bridge Lender advanced to the Company a principal sum of $300,000 with a 9-month term and bearing interest at a rate of 10% per annum.

Advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable transaction costs, comprised of the fair values of the loan bonus warrants granted, representing a partially offsetting asset balance. Such transaction costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

9.
SHARE CAPITAL AND RESERVES

(a)
Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

As at March 31, 2020, there were 175,602,894 Common Shares issued and outstanding (March 31, 2019 – 170,602,894).

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

(b)
Issued share capital

In December 2019, the Company amended its option agreement with GFTEC to purchase GFTEC’s 51% interest in the PINE Property (the “Transaction”). Upon completion of the Transaction, the Company would hold a 100% interest in the PINE mineral claims having completed the purchase of Cascadero’s 49% interest in the PINE Property in the prior year (note 6(b)). On January 6, 2020, the Company concluded the Transaction by issuing 5,000,000 Common Shares to GFTEC.

During the year ended March 31, 2019, the Company issued 1,816,667 Common Shares pursuant to property agreements (note 6(b)).

During the year ended March 31, 2018, the Company issued 3,761,111 Common Shares pursuant to property agreements (note 6(b)).

In September 2017, the Company completed a private placement financing, issuing 13,045,500 Common Shares at a price of $0.20 per Common Share for gross proceeds of $2,609,100 and incurred share issuance costs of $127,800 for net proceeds of $2,481,300.

In September 2017, the Company issued 6,555,555 Common Shares pursuant to the exercise of share purchase warrants, for proceeds of $540,000 (note 9(d)).

(c)
Share purchase options

The following summarizes changes in the Company’s share purchase options (the “Options”):

Continuity of Options	Year ended March 31, 2020
	Number of Options	Weighted average exercise price
Outstanding – Beginning balance	–	–
Granted	2,000,000	$0.05
Expired	–	–
Outstanding – Ending balance	2,000,000	$0.05

Awards vesting in several tranches ranging from 6 months to 18 months from the date of grant.

During the year ended March 31, 2020, the Company recognized share-based compensation expense of $42,124 (2019 – nil).

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

The following summarizes information on the options outstanding and exercisable as at March 31, 2020:

	Options outstanding		Options exercisable
Exercise price	Number of Options	Weighted average remaining contractual life (years)	Number of Options	Weighted average remaining contractual life (years)
$ 0.05	2,000,000	4.51	500,000	4.51
Total	2,000,000	4.51	500,000	4.51

(d)
Share purchase warrants

The following common share purchase warrants were outstanding at March 31, 2020 and 2019:

	Exercise price	March 31, 2020	March 31, 2019
Issued pursuant to a loan agreement (note 9(d)(i))	$0.08	–	5,000,000
Issued pursuant to the Loan (note 9(d)(ii))	$0.05	16,000,000	–
Total		16,000,000	5,000,000

(i)
2016 loan bonus warrants

In November 2016, 10,000,000 share purchase warrants were issued pursuant to a loan agreement. The fair value of these warrants at issue was determined to be $607,406 at $0.06 per warrant using the Black- Scholes pricing model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; underlying market price of $0.08; strike price of $0.08; expiry term of 3 years; and, dividend yield of nil.

In September 2017, 5,000,000 of these warrants were exercised. The remainder of these warrants expired in November 2019.

(ii)
2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (note 8(a)). The fair value of these warrants at issue was determined to be $490,449 at $0.03 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.57%; expected volatility of 144%; underlying market price of $0.035; strike price of $0.05; expiry term of 5 years; and, dividend yield of nil.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

10.
RELATED PARTY TRANSACTIONS

Balances due to related parties	March 31, 2020	March 31, 2019
Hunter Dickinson Services Inc.	$507,232	$214,179
Robert Dickinson (interest payable)	79,726	-
United Mineral Services Ltd.	5,021	8,754
Total	$591,979	$222,933

(a)
Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 8 includes the details of loans with a director of the Company and a private company wholly-owned by a director of the Company. Note 6(b) and 6(c) includes the details of the acquisition of mineral property interests from a private company wholly-owned by a director of the Company.

During the year ended March 31, 2020 and 2019, the Company’s President, Chief Executive Officer and Director; Chief Financial Officer; and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (“HDSI”) (note 10(b)). There were no other transactions with KMP during the year ended March 31, 2020 and 2019.

(b)
Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s Chief Executive Officer, President and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

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

The following is a summary of transactions with HDSI that occurred during the reporting period:

Transactions with HDSI	For the years ended March 31,
(rounded to the nearest thousand CAD)	2020	2019	2018
Services received from HDSI and as requested by the Company	$1,272,000	$1,620,000	$1,419,000
Information technology – infrastructure and support services	60,000	60,000	60,000
Reimbursement, at cost, of third-party expenses incurred
by HDSI on behalf of the Company	104,000	63,000	139,000
Total	$1,436,000	$1,743,000	$1,618,000

(c)
United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

During the year ended March 31, 2017, the Company acquired from UMS a 100% interest in two mineral property interests, namely JOY (note 6(b)) and DUKE (note 6(c)), for aggregate direct acquisition costs of $504,295.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with UMS that occurred during the reporting period:

Transactions with UMS	For the years ended March 31,
(rounded to the nearest thousand CAD)	2020	2019	2018
Services received from UMS and as requested by the Company	$813	$36,000	$18,000
Interest and finance charges	616	–	–
Reimbursement of third-party expenses incurred by UMS on behalf of the Company	8,442	19,000	9,000
Total	$9,871	$55,000	$27,000

11.
INCOME TAXES

(a)       Provision for current tax

No provision has been made for current income taxes as the Company has no taxable income.

(b)
Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

At March 31, 2020, the Company had unused non-capital loss carry forwards of approximately $9,800,000 (March 31, 2019 – $8.8 million; March 31, 2018 – $12.0 million).

At March 31. 2020, the Company had resource tax pools of approximately $31,300,000 (March 31, 2019 – $30.6 million; March 31, 2018 – $26.9 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

(c)
Reconciliation of effective tax rate

	March 31, 2020	March 31, 2019
Loss for the year	$(1,253,534)	$(1,948,568)
Total income tax expense	–	–
Loss excluding income tax	(1,253,534)	(1,948,568)
Income tax recovery using the Company’s tax rate	(338,000)	(526,000)
Non-deductible expenses and other	(114,000)	404,000
Change in deferred tax rates	–	–
Temporary difference booked to reserve	(2,000)	(3,000)
Deferred income tax assets not recognized	454,000	125,000
	$–	$–

The Company’s statutory tax rate was 27% (2019 – 27%; 2018 – 26.25%) and its effective tax rate is nil (2019 – nil; 2018 – nil).

(d)
Deductible temporary differences

At March 31, 2020, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:
Expiry	Tax losses (capital)	Tax losses (non-capital)	Resources pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	–	–	42,000
After five years	–	9,842,000	–	1,011,000
No expiry date	1,364,000	–	31,285,000	77,000
	$1,364,000	$9,842,000	$31,285,000	$1,130,000

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

12.
SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a)
Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

Employees’ salaries and benefits	For the years ended March 31,
(rounded to the nearest thousand CAD)	2020	2019	2018
Salaries and benefits included in the following:
Exploration and evaluation expenses	$856,000	$1,268,000	$1,094,000
Administration expense 1	454,000	571,000	629,000
Total	$1,310,000	$1,839,000	$1,723,000

1
This amount includes salaries and benefits included in office and administration expenses (note 12(b)) as well as other salaries and benefits expenses classified as administration expenses.

(b)
Office and administration expenses

Office and administration expenses include the following:

Office and administration expenses	For the years ended March 31,
(rounded to the nearest thousand CAD)	2020	2019	2018
Salaries and benefits	$414,000	$501,000	$470,000
Insurance	55,000	74,000	111,000
Data processing and retention	60,000	60,000	61,000
Other office expenses	21,000	22,000	17,000
Total	$550,000	$657,000	$659,000

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

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

The Company’s investment policy is to invest its cash in highly liquid, short-term, interest-bearing investments having maturity dates of three months or less from the date of acquisition, which are readily convertible into known amounts of cash.

The Company is not subject to any imposed equity requirements.

There were no changes to the Company’s approach to capital management during the year ended March 31, 2020.

(b)
Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value based on quoted prices in active markets.

As at March 31, 2020 and 2019, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

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

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended March 31, 2020, 2019 and 2018 (Expressed in Canadian Dollars, unless otherwise stated)

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at March 31, 2020 and 2019, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2020 and 2019, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

14.
EVENTS AFTER THE REPORTING PERIOD

Impact of the Novel Coronavirus ("COVID-19")

The current outbreak of the novel coronavirus (COVID-19), and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to Canada where we conduct our principal business operations. Our plans to advance our projects in Canada are dependent upon the continued progress of our preparations for the exploration evaluation process, as well as our ability to continue the work required in connection with this process through our employees and our contractors. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares. These adverse effects on the economy, the stock market and our share price could adversely impact our ability to raise capital, with the result that our ability to pursue the advancement of the our projects in Canada could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our plans for development of our projects in Canada.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2020

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

1.1	Date	63
1.2	Overview	64
1.3	Selected Annual Information	86
1.4	Summary of Quarterly Results	86
1.5	Results of Operations	86
1.6	Liquidity	89
1.7	Capital Resources	89
1.8	Off-Balance Sheet Arrangements	90
1.9	Transactions with Related Parties	90
1.10	Fourth Quarter	91
1.11	Proposed Transactions	91
1.12	Critical Accounting Estimates	91
1.13	Changes in Accounting Policies including Initial Adoption	91
1.14	Financial Instruments and Other Instruments	91
1.15	Other MD&A Requirements	91
1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue	91
1.15.2	Disclosure of Outstanding Share Data	92
1.15.3	Disclosure Controls and Procedures	92
1.15.4	Internal Controls over Financial Reporting Procedures	92
1.15.5	Limitations of Controls and Procedures	93
1.16	Risk Factors	93

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

1.1
DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements (the “Annual Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2020 which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of July 27, 2020.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion and analysis includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical fact that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Amarc Resources Ltd. (“Amarc”) believes the expectations expressed in such forward- looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by Amarc to develop forward- looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion and analysis uses the terms “measured resources”, “indicated resources” and “inferred resources” which are recognized and required by Canadian regulators under National Instrument 43-101 (“43-101”). The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules adopt definitions of the terms and the categories of resources which are “substantially similar” to the corresponding terms under Canadian regulations in 43-101. Accordingly, there is no assurance any mineral resources that we may report under 43-101 would be the same had we prepared the resources estimates under the standards adopted under the SEC Modernization Rules. Amarc cautions investors not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under 43-101. Investors are cautioned not to assume that all or part of an inferred resource is economically or legally mineable.

1.2
OVERVIEW

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of British Columbia (“BC”) copper (“Cu”) mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to commence value creation.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

Through its work programs Amarc has substantially advanced its 100% owned IKE, DUKE and JOY porphyry Cu deposit districts located in southern, central and northern BC, respectively. Each of these Cu districts have proximity to industrial infrastructure, power, rail and highways. The IKE, DUKE and JOY Projects have significant potential for the discovery of important scale, porphyry Cu- Au and Cu-Mo deposits. The Company is also actively evaluating Cu and Au projects with a view to acquisition.

LOCATION OF THE COMPANY'S IKE, DUKE AND JOY PROJECTS

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry Cu mines. The IKE Project includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress Copper-Gold Project (“GECAP”) that hosts the Empress Cu-Au-Ag deposit and other significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also the number of promising porphyry Cu and Au- Ag epithermal targets within the greater IKE District. The Project shares many characteristics with porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits and has the potential to possess the grades and resources necessary to develop into an important mining camp.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

Subject to funding Amarc is planning an expanded drill program at the IKE deposit with the goal of establishing a NI-43-101 compliant resource, and at the GECAP an integrated program to drill test the high potential drill-ready targets with survey work on other promising targets to bring them to a drill ready status. The Company has the required drill and IP permits in hand for the proposed work program.

Amarc’s DUKE Project is located 80 km northeast of Smithers within the Babine District (the “District”), one of BC’s most prolific porphyry Cu-Au belts. The District, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-gold mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag1, and the advanced stage Morrison Cu-Au deposit. The DUKE Project includes both the DUKE porphyry Cu deposit target discovery and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s comprehensive district-scale targeting program.

The Company is currently planning how best to undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies. In addition, on it’s regional targets Amarc is planning for initial ground surveys taking advantage of extensive logging road networks across the property. These focused surveys would be followed by RC drilling to test prioritized targets for the presence of potential porphyry Cu- Au mineralized systems below cover and, where a deposit target is confirmed core drilling to determine the extent, grade and geometry of the mineralized system. The Company has permits in hand to commence these works.

Amarc’s 100%-owned 482 km2 JOY Project covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. The JOY claims are located approximately 20 km north of the former Kemess South Mine and the government-approved Kemess underground project. In mid-2017, Centerra Gold Inc. (“Centerra”) purchased the Kemess District from AuRico Metals Inc. for $310 million2. The Project includes the PINE porphyry Cu-Au deposit and MEX porphyry Cu-Au deposit target which have seen several phases of historical drilling. Work by Amarc has identified significant expansion potential at both that requires drill testing. In addition, Amarc’s extensive exploration surveys have defined seven large (approximately 1 to 8 km2), high potential porphyry Cu-Au exploration target areas. Each of these target areas hosts multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys.

Amarc is planning the next phase of the JOY Project exploration to include core drill testing of drill- ready targets, undertaken concurrently with low-cost surface exploration work to efficiently bring the new exploration targets up to a drill-ready status.

1 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
2 Centerra Gold Inc. news release January 8, 2018.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

Amarc’s senior management and project team seeks early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories its projects are located - including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

The IKE Project

Amarc’s 100% owned IKE Project is located 35 km northwest of the town of Gold Bridge in southwestern BC near the heartland of the provinces producing porphyry Cu mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the Project to Vancouver and its port facilities.

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occurs throughout the 462 km2 IKE Project. The Project occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade (see below). These characteristics are common to most porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

The IKE Project includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential GECAP are that hosts the Empress Cu-Au-Ag deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also the number of promising porphyry Cu and Au-Ag epithermal targets within the greater IKE District. The Project has the potential to possess the grades and resources necessary to develop into an important mining camp.

Further to the information provided below additional detail on the IKE Project can be found in the Company’s recently filed National Instrument 43-101 Technical Report under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/ahr/Home.asp.

IKE Porphyry Copper-Molybdenum-Silver Deposit

The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu- Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example:

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

Hole 11-1: 186 m of 0.41% CuEQ3 at 0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au

Incl.: 58 m of 0.52% CuEQ at 0.39% Cu, 0.031% Mo, 1.9 g/t Ag and 0.02 g/t Au

Hole 11-2: 120 m of 0.41% CuEQ at 0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au

Incl.: 32 m of 0.58% CuEQ at 0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02g/t Au

There was no follow up exploration until Amarc initiated exploration.

Largely co-incident magnetic, induced polarization (”IP”) chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping defined an extensive 9 km2 hydrothermal system, into which Amarc has completed approximately 15,455 m of core drilling in 26 widely-spaced holes. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north- south, and over a vertical extent of 875 m depth, that remains open to expansion. For example:

Hole IK15010: 128 m of 0.43% CuEQ3 at 0.33% Cu, 0.022% Mo and 3.1 g/t Ag

Incl.: 32 m of 0.58% CuEQ at 0.43% Cu, 0.032% Mo and 4.3 g/t Ag

Hole IK15013: 321 m @ 0.47% CuEQ at 0.32% Cu, 0.038% Mo and 3.2 g/t Ag

Incl.: 124 m with 0.68% CuEQ at 0.43 % Cu, 0.063% Mo and 3.3 g/t Ag

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

Core observations and initial petrographic studies at IKE indicate that the chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious

3 CuEQ calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1,400.00/oz and conceptual recoveries of: Cu 90%, Au 72%, Ag 67% and Mo 82%. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The net metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ = Cu% + (Au g/t

* (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)). The estimated metallurgical recoveries are conceptual in nature. There is no guarantee that the metallurgical testing required to determine metal recoveries will be done or, if done, the metallurgical recoveries could be at this level.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade Cu and Mo concentrates by standard flotation processing.

Subject to funding, the Company is planning an expanded phased drill program at the IKE deposit with the goal of establishing a NI-43-101 compliant resource, which will provide the basis for initial future economic studies. The Company has the required permits in hand for the proposed drill programs.

GECAP New Gold-Rich Porphyry Copper and Replacement-Style Deposit Potential

Having recognized the potential of the IKE porphyry Cu-Mo-Ag deposit, Amarc consolidate the IKE Project tenure. This included an important 35 km2 sub-area of the Project that straddles the coastal plutonic contact for approximately 15 km. This area known as the GECAP has seen exploration completed by several operators since the 1920’s. Recent compilation and integration of useful historical information from geochemical and geophysical surveys and also drilling, permitted a rapid advancement in the understanding of the potential hosted in the area and the recognition of significant porphyry Cu±Au±Mo-Ag and Cu-Au-Ag replacement deposit targets. Potential also exits for auriferous, polymetallic/mesothermal-epithermal deposits.

Immediate GECAP deposit targets for focused field-based exploration include, for example, the:

●
Empress Cu-Au-Ag replacement deposit: a significant body of good grade mineralization that is characterized by both common high-grade intersections, and relatively good grade continuity. For example the following historical dill holes intercepted:

Hole 76-3: 76 m of 1.72% CuEQ3 at 0.92% Cu, 1.42 g/t and 4.7 g/t Ag
Incl.: 32 m of 1.89% CuEQ at 1.11% Cu, 1.39 g/t Au and 4.5 g/t Ag

Hole 89-8: 106 m of 0.56% CuEQ at 0.35% Cu, 0.36 g/t Au, 1.5 g/t Ag and 0.003% Mo
Incl.: 22 m of 1.21% CuEQ at 0.69 % Cu, 0.91 g/t Au, 2.8 g/t Ag and 0.003% Mo

Hole 90-21: 52 m of 1.79% CuEQ at 1.10% Cu, 1.21 g/t Au, 2.5 g/t Ag and 0.004% Mo Incl.: 22 m at 2.52% CuEQ at 1.58% Cu, 1.67g/t Au, 2.5g/t Ag and 0.006% Mo

Note that in hole 76-3 above Mo was not analyzed for.

Significant potential exits for a drill program to upgrade and expand the mineralization which remains open.

●
Empress East Cu-Au±Ag replacement deposit target: located approximately 1 km east of the Empress deposit, limited historical drilling at Empress East intercepted mineralization similar to that at the Empress deposit. For example:

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

Hole 91-45: 50 m at 0.64% CuEQ3 of 0.46% Cu, 0.30 g/t Au, 1.0 g/t Ag and 0.002% Mo

The limited historical drilling together with favorable IP chargeability and magnetic geophysical features, suggest significant potential exists with further drilling to enlarge the known body of mineralization and to increase the grade at Empress East.

●
Empress Gap Cu-Au±Ag replacement target: occupies the 1 km gap between the Empress deposit and the Empress East target where limited historical shallow percussion and core drilling, with historical IP chargeability data, suggest a clear opportunity to discover additional Cu-Au mineralization. Drill testing of this underexplored prospective target is required.

●
Granite porphyry Cu±Au±Mo-Ag target: porphyry-style mineralization has been intersected in limited and tightly collared historical drill holes suggesting that Granite could be the source of the mineralizing fluids for the proximal Empress deposit. For example:

Hole 91-49: 92 m at 0.38% CuEQ3 of 0.22% Cu, 0.23 g/t Au, 0.4 g/t Ag and 0.008% Mo

This target has not been adequately tested and mineralization remains open to expansion. Step-out drilling from the known mineralization, including the testing of proximal magnetic and IP chargeability high features is required.

●
Empress West Cu-Au±Ag replacement and porphyry target: this extensive target extends more than 2 km to the west of the Empress deposit and has only been tested by widely-spaced and shallow historical percussion holes, and a few core holes. It exhibits the same geological setting to the Empress area, and potential to discover additional Cu-Au mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data, and also elevated Cu±Au±Mo concentrations in soils. Modern IP and drilling is required to test a series of targets.

●
Buzzer Cu-Au-Ag±Mo porphyry target: porphyry-style mineralization intercepted in historical drilling may indicate that the known Buzzer body of mineralization may be the upper-most manifestation of a large underlying auriferous porphyry Cu deposit. Historical drilling has intercepted, for example:

Hole DDH-3: 99 m of 0.58% CuEQ3 at 0.43% Cu and 0.042% Mo

Hole X-3: 44 m at 1.14% CuEQ at 0.67% Cu, 0.50 g/t Au, 5.3 g/t Ag and 0.046% Mo
Incl.: 27 m at 1,51% CuEQ at 0.86% Cu, 0.72g/t Au, 6.6g/t Ag and 0.059% Mo

Note that in hole DDH-3 above Au was not analyzed for.

Consideration to explore this possibility to depth with a > 500 m drill hole is warranted.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

●
Taylor-Windfall West target: this target is characterized by a strong IP chargeability anomaly located to the west of the historical Taylor-Windfall epithermal Au mine and could represent a lithocap to an underlying, or adjacent porphyry Cu±Au-Ag±Mo deposit. The target warrants additional IP and drill testing.

The GECAP has excellent potential for expansion of the Empress deposit and also for discovery of new Cu‐Au resources in the project area. Subject to financing Amarc is planning an integrated program to test the economic potential of the GECAP, which will include drilling the high potential drill-ready targets while survey work progresses on other promising targets to bring them to a drill ready status. The Company has the required drill and IP permits in hand for the proposed work program.

IKE District Porphyry and Epithermal Targets

The IKE District hosts several known centres of porphyry Cu mineralization (Rowbottom, Mad Major- OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE deposit and GECAP areas. Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets. The Company has the permits in hand for the potential work program.

At Rowbottom, Cretaceous porphyry-style Cu-Mo-Au mineralization and alteration is intermittently exposed along 550 m of Rowbottom creek, and spatially associated with an extensive 1.3 km by 1.0 km IP chargeability anomaly that remains open for further surveying. Limited historical shallow percussion drilling returned good Cu and Mo grades (Au and Ag were not analysed for), and a single core hole completed by Amarc confirmed the presence of Au and Ag. Historical drill intercepts include for example:

Hole S-64: 49 m of 0.51% CuEQ3 at 0.49% Cu and 0.007% Mo

Hole S-24: 43 m of 0.40% CuEQ at 0.28% Cu and 0.032% Mo

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned, for example:

RB17001: 66 m of 0.38% CuEQ3 at 0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag
and: 21 m of 0.43% CuEQ at 0.38% Cu, 0.007% Mo and 4.3 g/t Ag

An historical soils grid along with both the historical and Amarc IP chargeability anomalies suggest that a larger system could be present, warranting further drilling both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit target.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

The Mad Major-OMG is a Late Cretaceous to Paleocene porphyry Cu-Mo-Ag±Au target area. It extends over approximately 23 km2 area of highly anomalous stream sediment geochemistry and gossanous ridges. Amarc’s exploration, and that of historical operators, has defined several large IP chargeability and magnetic geophysical, talus fines and soils geochemical and geological alteration mapping anomalies that remain to be adequately drill tested. Amarc has completed only eight very wide-spaced core holes into the target, and the source of the IP and geochemical anomalies is yet to be determined. Additional survey work and drilling is warranted.

Although not the focus of Amarc’s exploration, epithermal potential exits on the IKE Project. For example, at both Battement and Mewtwo reconnaissance stage exploration suggests a geological environment that is permissive for either, or both, a porphyry or epithermal-type deposits. Further exploration is warranted at both targets.

Collectively the IKE deposit, GECAP and IKE District target areas as described warrant substantial exploration programs.

IKE Project Capped Royalties

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties, which make up the IKE Project. The mineral claims comprising the Juno Property were staked and are owned 100% by the Company.

In July 2014, Amarc acquired a 100% interest in the IKE property from Oxford Resources Inc. (“Oxford”, formerly Highpoint Exploration Inc.). At that time Oxford’s ownership interest was converted to a 1% Net Smelter Returns (“NSR”) royalty, which can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the company’s sole election).

The IKE property is also subject to a 2% underlying NSR royalty to two underlying owners, whereby Amarc has the right to purchase: (1) one half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time prior to commercial production; and (2) the second half of the royalty (1%) also for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE property. Amarc has agreed that upon completion of a positive feasibility study it will issue 500,000 common shares to the underlying owners.

In November 2014, Amarc acquired a 100% interest in the adjoining Granite property from Great Quest Fertilizers Ltd. ("Great Quest", previously known as Great Quest Metals Ltd., which is also referred to as “Great Quest” herein). Great Quest holds a 2% NSR royalty on that property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

In January 2017, Amarc acquired a 100% interest in the adjoining Galore property from Galore Resources Inc. ("Galore Resources"), clear of any royalties to Galore Resources. In January 2018, Amarc concluded an agreement with the underlying owners of the Galore property, whereby Amarc acquired all of the underlying owners’ residual interest in and to the Galore property, including five NSR and five NPI royalties.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

On September 3, 2015, Amarc entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE Project. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek, having been acquired by Au-focused Centerra, relinquished its option to earn up to a 50% interest in the IKE Project. Thompson Creek had a 10% participating interest in the IKE Project by investing $6 million in exploration programs undertaken in 2015 and 2016, and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE Project.

The DUKE Project

Amarc’s 100% owned DUKE Project is located 80 km northeast of Smithers within the Babine District (the “District”), one of BC’s most prolific porphyry Cu-Au belts. The District, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag4, and the advanced stage Morrison Cu-Au deposit. Amarc’s DUKE porphyry Cu discovery is located 30 km north of the Bell Mine. Extensive infrastructure exists in the District, which primarily relates to the forestry industry but also dates back to mining activity.

The 704 km2 DUKE Project includes both the DUKE porphyry Cu deposit target discovery (“DUKE”) and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s district- scale targeting program.

Additional detail further to that presented below on the DUKE Project can be found in the Company’s recently filed National Instrument 43-101 Technical Report under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/ahr/Home.asp.

Porphyry Copper Expansion Potential at the Duke Deposit Target

The porphyry Cu system at DUKE has seen only limited drilling. Many of the 30 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Ag-Au mineralization. In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface. Examples of the intercepts from are:

Hole 71-14: 87 m of 0.52% CuEQ3 at 0.40% Cu, 0.021% Mo, 2.2 g/t Ag and 0.05 g/t Au
Incl.: 40 m of 0.61% CuEQ at 0.48% Cu, 0.023% Mo, 2.6 g/t Ag and 0.07 g/t Au

4 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

Hole 70-02: 113 m of 0.38% CuEQ at 0.30% Cu, 0.012% Mo, 1.1 g/t Ag and 0.06 g/t Au
Incl.: 12 m of 0.50% CuEQ at 0.41% Cu, 0.010% Mo, 1.6 g/t Ag and 0.09 g/t Au

The historical drilling was centered within a restricted part of a robust, 3 km north-south by 1 km east- west historical IP chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape (see figures provided in May 6, 2020 news release) that was the target of Amarc’s eight core holes completed in 2017 through 2018 (see December 19, 2017 and June 12, 2018 news releases). Seven of the eight core holes drilledover an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry Cu-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion. Select intercept examples include:

Hole DK18002: 102 m of 0.31% CuEQ3 at 0.22% Cu, 0.014% Mo, 1.3 g/t Ag and 0.06 g/t Au

Hole DK18005: 147 m of 0.40% CuEQ 0.27% Cu, 0.028% Mo, 1.1 g/t Ag and 0.05 g/t Au
Incl.: 20 m of 0.62 % CuEQ at 0.45% Cu, 0.033% Mo, 2.0 g/t Ag and 0.06 g/t Au

Hole DK18006: 58 m of 0.45% CuEQ at 0.34% Cu, 0.015% Mo, 1.5 g/t Ag and 0.059 g/t Au

Notably, a single step-out hole (DK18004) completed by Amarc more than 1 km to the north of the seven other Amarc holes, and within the displaced portion of the IP chargeability anomaly, intersected substantial lengths of moderate to low grade Cu and Mo mineralization, confirming a very extensive lateral dimension to the DUKE porphyry Cu system. Subject to financing Amarc is currently planning how best to undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies. The Company has the permit in hand to commence potential works.

New Duke District Porphyry Copper-Gold Targets

Appreciating the Cu-Au prospectivity of the Babine District and its relatively unexplored nature due to widespread glacial cover (4 m to 18 m thick in the Amarc DUKE discovery drill holes), Amarc has completed a comprehensive compilation of government and historical data over the entire 704 km2 DUKE Project. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying 12 previously unrecognized high potential porphyry Cu-Au deposit targets. These target areas were defined, for example, by anomalous Cu-Au-Mo-Ag (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or favorable biotite feldspar porphyry, compelling up- ice magnetic geophysics features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective intrusions, along with numerous other scientific vectors.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

Regionally, Amarc is planning for initial, focused ground surveys taking advantage of extensive logging road networks across the property. These surveys would be followed by RC drilling that would test prioritized targets for the presence of potential porphyry Cu mineralized systems below cover and, where a deposit target is confirmed core drilling to determine the extent, grade and geometry of the mineralized system. The Company has an IP permit in hand to commence these works.

DUKE Project Royalties

Amarc holds 100% interest in the DUKE Project free of any royalty.

The JOY Project

Amarc’s 100%-owned 482 km2 JOY Project covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC (see figures provided in May 15, 2020 news release). The Kemess District is well-known to Amarc’s technical team through their association with Hunter Dickinson Inc. (“HDI”); its members are credited as being the first to recognize the District’s true porphyry potential – acquiring both the early-stage Kemess North and Kemess South prospects and advancing them to significant porphyry Cu-Au deposits, before selling the projects to a predecessor of Northgate Minerals (“Northgate”). Northgate went on to develop the Kemess South mine (BC’s third largest Au producer), producing three million ounces of Au, and 750 million pounds of Cu over a 13-year period to 20115. The southern area of the Kemess District, now owned by Centerra, includes the government-approved Kemess Underground Project (the deeper higher-grade extension of the Kemess North deposit), the advanced stage Kemess East deposit as well as the mined-out Kemess South deposit. The resource road that services Centerra’s deposits and the historical Lawyers and Shasta Au-Ag mines, also provides access to Amarc’s JOY Project.

The PINE deposit and MEX deposit target on the JOY Project have seen several phases of historical drilling. Work by Amarc has identified significant expansion potential at both that requires drill testing. In addition, Amarc has defined seven large (approximately 1 to 8 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple targets that are either drill- ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets. These datasets include results from soil geochemical sample grids, airborne magnetics and IP geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was particularly useful.

5 SRK Consulting (Canada) Inc. 2013. NI 43-101 Technical Report on the Kemess Underground Project, British Columbia, Canada, AuRico Metals Ltd., SEDAR.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

Additional detail on the JOY Project can be found in the Company’s recently filed National Instrument 43-101 Technical Report under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/ahr/Home.asp.

New Porphyry Copper-Gold Potential at PINE and MEX

The PINE deposit is a northeast-trending, 2.5 km-long porphyry Cu-Au mineralized system located within an underexplored 6 km2 area of strong hydrothermal alteration, as defined by IP chargeability, alteration mapping and limited historical drilling. At the PINE deposit, shallow historical drilling (most holes record less than 175 m vertical penetration) indicates that mineralization is open both laterally and to depth, with many of the holes ending in mineralization and some showing a downhole increase in Cu and Au grades (see figure provided in May 15, 2020 news release). Examples of the historical results are:

Hole P97-08: 141 m of 0.46% CuEQ3 at 0.17% Cu, 0.49 g/t Au, 2.0 g/t Ag and 0.001% Mo

Hole 92-40: 85 m of 0.55% CuEQ at 0.14% Cu, 0.73 g/t Au, 0.6 g/t Ag and 0.002% Mo

Hole 93-44: 82 m of 0.42% CuEQ at 0.12% Cu, 0.52 g/t Au, 1.1 g/t Ag and 0.003% Mo

In addition to the delineated drill-ready targets at PINE, untested areas of high IP chargeability and/or soil geochemistry lie between the widely-spaced historical holes and extend outward laterally, with the majority of the surrounding 6 km2 area of strong hydrothermal alteration remaining to be fully explored.

Similarly, at the MEX deposit target widely-spaced historical drilling indicates that the system remains open both laterally and to depth.

Newly Identified Porphyry Copper-Gold Targets

The MEX Cluster, located between the PINE and MEX mineralized systems, includes a series of new targets (see figure provided in May 15, 2020 news release), that are characterized by coincident anomalies defined by geochemical, geophysical and mapping surveys. These new, well-defined targets are a priority for early drill testing.

Additional surface surveys are planned to prepare emerging drill targets at the Canyon South, Twins, SW Takla, Central Takla and the North Finley target areas for drilling. For example at Canyon South, a 1 km wide high-contrast >28 mV/V core of a 2 km-wide >18 mV/V IP chargeability anomaly closely coincides with a 500 m diameter magnetic high that is possibly related to an unidentified, and potentially mineralized, porphyry stock. Notably, two historical drill holes: PIN09-15, which encountered 11.43 g/t Au over 3 m, and MEX12-013, which recorded 0.05% Cu and 0.18 g/t Au over 62.3 m are located on the periphery of the Canyon South target and on the opposite sides of the

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

open 2 km-wide IP chargeability anomaly. Such an occurrence of Au ± Cu could be related to the outer regions of a porphyry system. A new IP survey is proposed to expand the coverage of the historical IP to define the full extent of the chargeability anomaly in preparation for drill testing.

Amarc is planning the next phase of the JOY Project exploration to include core drill testing of drill- ready targets, undertaken concurrently with low-cost surface exploration work to efficiently bring the latter new exploration targets up to a drill-ready status. The Company has permits in hand to commence the proposed works.

JOY Project Royalties

The 100% Amarc owned JOY Project comprises the JOY, PINE and Paula properties, and also the STAKED Claims. The mineral claims comprising the STAKED Claims were staked and are owned 100% by the Company.

On November 21, 2017, Amarc acquired 100% interest in the 7,200 Ha JOY property from United Minerals Services Ltd., a private vendor. The JOY property is subject to an underlying 3% NSR royalty from production to a former owner, which is capped at $3.5 million.

On August 29, 2017, Amarc announced that it had concluded option agreements with each of Gold Fields Toodoggone Exploration Corporation (“Gold Fields”) and Cascadero Copper Corporation ("Cascadero"), which at that time held the PINE property in a 51%:49% joint venture, that enabled Amarc to purchase 100% of the property. On December 31, 2018, Amarc completed the purchase of Cascadero’s 49% interest in the PINE Property (Amarc MD&A December 31, 2018). Further on December 9, 2019, Amarc announced that it had reached an agreement with Gold Fields to amend the option agreement between the parties and purchased outright the remaining 51% of the PINE property from Gold Fields (Amarc news release, December 9, 2019).

Gold Fields retains a 2.5% NPI royalty on mineral claims comprising about 96% of the PINE property and a 1% NSR royalty on the balance of the claims. The NPI royalty can be reduced to 1.25% at any time through the payment to Gold Fields of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through the payment to Gold Fields of $2.5 million in cash or shares.

The PINE property is subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production (Amarc November 21, 2017 news release).

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula property, located internal to the wider JOY Project tenure (Amarc MD&A December 31, 2019). The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

Other Properties

Amarc’s focus with respect to its Newton project is to work towards venturing it out to a third party to further advance exploration.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage Au-Ag project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 m of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage Au discovery that remains open to further expansion. At a 0.25 g/t Au cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t Au and 2.1 g/t Ag, containing 1.6 million ounces of Au and 7.7 million ounces of Ag.

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

The Newton Inferred Mineral Resources were prepared using geostatistical methods by technical staff at HDI and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO- IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate is available on the Company’s profile on www.sedar.com.

The current Newton Resource extends over an area of approximately 800 m by 800 m and to a depth of 560 m, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive 7 km2 sulphide system that is characterized by widespread Au enrichment indicating good potential for the development of substantial additional resources. This

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal Au deposits. The deposit lies within a large, Au-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, Ag and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal Au deposits in BC – including the important Blackwater- Davidson, and Snowfields deposits.

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

Newton Property Royalties

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% NPI royalty. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR royalty, which royalty may be purchased by Amarc for $2 million at any time. Advance NSR royalty payments of $25,000 per annum commenced on January 1, 2011.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

Corporate Update

Subsequent to March 31, 2020, Sebastian Tang (CPA) was appointed as Chief Financial Officer on the resignation of Michael Lee.

Market Trends

Average annual prices for Cu, Mo, Au and Ag during last 5 years are shown in the following table:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017	2.88/lb	7.26/lb	1,275/oz	17.01/oz
2018	2.96/lb	11.94/lb	1.269/oz	15.71/oz
2019	2.72/lb	11.36/lb	1,393/oz	16.21/oz
2020 (to the date of this document)	2.54/lb	8.79/lb	1.667/oz	17.00/oz

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

1.3
SELECTED ANNUAL INFORMATION

The following information is derived from the Company's annual financial statements which have been prepared in accordance with IFRS as issued by the IASB effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company's audited financial statements are publicly available on SEDAR at www.sedar.com.

($ 000’s, except loss per share)	2020	2019	2018
Total assets	$529	$799	$3,625
Non-current liabilities	$512	$–	$764
Net loss for the year	$1,254	$1,949	$2,072
Basic and diluted loss per common share	$0.01	$0.01	$0.01

1.4
SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

	Fiscal Quarter Ended
($ 000’s)	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	June 30, 2018
Net (income) loss	$599	$581	$(479)	$553	$197	$909	$104	$739
Basic and diluted (income) loss per share	$0.00	$0.00	$(0.00)	$0.00	$0.00	$0.01	$0.00	$0.00

The variations in net results over the fiscal quarters presented above were caused be the Company’s mineral exploration and evaluation activities, which, if undertaken, typically ramp-up in the summer during the 3rd calendar quarters. See the following section of the MD&A for additional discussions.

1.5
RESULTS OF OPERATIONS

The Company recorded a decrease in net loss of $695,000 from a net loss of $1,949,000 for the prior year to a net loss of $1,254,000 for the current year.

The following table provides changes in expenditures and cost recoveries in the current year presented compared to the prior year:

Expenditures/recoveries	Year ended	Year ended
	March 31, 2020	March 31, 2019
(Decrease) Increase in exploration and evaluation expenditures	$(3,753,000)	$(1,992,000)
(Decrease) Increase in administrative expenditures	(58,000)	(139,000)
(Decrease) Increase in cost recoveries	(3,047,000)	(2,354,000)

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

The above noted changes in the level of expenditures and cost recoveries in the current periods presented compared to the prior periods are commensurate with the decrease in the Company’s operating and financing activities as discussed herein.

A breakdown of the Company’s exploration and evaluation expenses for the year ended March 31, 2020 and 2019 is as follows:

Year ended March 31, 2020	IKE	JOY	DUKE	Other	Total
Assays and analysis	$86,693	$31,175	$5,046	$7,752	$130,666
Drilling	–	–	–	–	–
Equipment rental	–	4,350	–	–	4,350
Geological	125,586	228,546	176,046	162,838	693,016
Helicopter and fuel	–	25,064	–	–	25,064
Property costs and assessments	58,411	318,309	27,020	25,219	428,959
Site activities	45,521	94,721	19,343	18,858	178,443
Socioeconomic	3,534	89,258	45,048	18,873	156,713
Travel and accommodation	1,099	6,970	5,436	6,763	20,268
Total	$320,844	$798,393	$277,939	$240,303	$1,637,479

Year ended March 31, 2019	IKE	JOY	DUKE	Other	Total
Assays and analysis	$112,788	$168,000	$67,853	$5,851	$354,492
Drilling	392,582	140,219	267,881	–	800,682
Equipment rental	29,356	65,689	8,380	–	103,425
Geological	210,114	854,551	147,409	83,625	1,295,699
Helicopter and fuel	425,196	503,610	–	5,921	934,727
Property costs and assessments	51,985	457,500	49,745	93,696	652,926
Site activities	259,010	555,869	129,804	19,143	963,826
Socioeconomic	27,947	127,817	36,753	–	192,517
Travel and accommodation	24,087	50,536	6,744	10,441	91,808
Total	$1,533,065	$2,923,791	$714,569	$218,677	$5,390,102

The Company’s mineral exploration and evaluation activities presented above were concentrated in the second and third quarters of the year.

The IKE Project and the JOY Project exploration and evaluation activities were primarily funded by Hudbay during fiscal 2019. Accordingly, the Company recorded cost recoveries for the year ended March 31, 2020 and 2019 of $92,000 and $1,645,000 related to the IKE Project, and $321,000 and
$2,893,000 related to the JOY Project, respectively, representing such funding.

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

A breakdown by project of the Company’s exploration and evaluation expenses for the three months ended March 31, 2020 and 2019 is as follows:

Three months ended March 31, 2020	IKE	JOY	DUKE	Other	Total
Assays and analysis	$13,029	$16,612	$2,923	$7,616	$40,180
Drilling	–	–	–	–	–
Equipment rental	–	–	–	–	–
Geological	12,050	59,567	25,739	84,988	182,344
Helicopter and fuel	–	–	–	–	–
Property costs and assessments	8,213	300,437	2,320	219	311,189
Site activities	14,300	11,401	4,365	1,609	31,675
Socioeconomic	873	15,339	13,111	17,973	47,296
Travel and accommodation	(1)	143	123	4,883	5,148
Total	$48,464	$403,499	$48,581	$117,288	$617,832

Three months ended March 31, 2019	IKE	JOY	DUKE	Other	Total
Assays and analysis	$5,420	$5,606	$2,380	$–	$13,406
Drilling	–	–	–	729	729
Equipment rental	–	–	–	–	–
Geological	20,287	42,219	36,640	45,424	144,570
Helicopter and fuel	–	–	–	–	–
Property costs and assessments	1,787	7,500	49,745	50,000	109,032
Site activities	1,480	15,462	4,623	–	21,565
Socioeconomic	5,434	24,780	20,133	–	50,347
Travel and accommodation	–	175	45	2,835	3,055
Total	$34,408	$95,742	$113,566	$98,988	$342,704

The Financial Statements provides a breakdown of the Company’s general and administration expenses for the year. General and administration expenses for the fourth quarter of the current year of $232,000 were consistent with the prior year of $224,000. A breakdown of general and administration expenses for the fourth quarter of the current year and prior year is as follows:

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

Fourth Quarter ending March 31,

General and Administration Expenses	2020	2019
Legal, accounting and audit	$44,354	$494
Office and administration	143,038	141,939
Shareholder communication	34,040	58,839
Travel and accommodation	3,414	13,954
Trust and regulatory	6,922	9,252
Total	$231,768	$224,478

1.6
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

At March 31, 2020, the Company had a cash balance of $249,000 and a working capital deficit of approximately $641,000, which was primarily due to a director’s loan of $300,000 due in August 2020 that was reclassified as a current liability and the increase in the related party balances from

$223,000 at March 31, 2019 to $592,000 at March 31, 2020. The Company is in discussions with regards to an extension of the loan. The Company plans its cash spending based on availability of funds.

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

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

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

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third- party costs are billed at cost, without markup.

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

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

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

1.15
OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1
ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

1.15.2 DISCLOSURE OF OUTSTANDING SHARE DATA
The following table details the share capital structure as of the date of this MD&A:
Number
Common shares	175,602,894
Share purchase options	2,000,000
Share purchase warrants	16,000,000

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

1.15.4
INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

control over financial reporting during the period covered by this Management's Discussion and Analysis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2020. In making the assessment, it used the criteria set forth in the Internal Control‐Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as at March 31, 2020, the Company's internal control over financial reporting was effective based on those criteria.

1.15.5
LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

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

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

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

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

●
the particular attributes of the deposit, such as size, grade and proximity toinfrastructure;

●
metal prices, which may be volatile, and are highly cyclical; and

●
government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

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

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

●
the progress of ongoing exploration and development;

●
the results of consultants' analyses and recommendations;

●
the rate at which operating losses are incurred;

●
the execution of any joint venture agreements with strategic partners; and

●
the acquisition of additional properties and other factors, many of which are beyond the Company's control.

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

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

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

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

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

Risk Related to COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to Canada where we conduct our principal business operations. Our plans to advance the exploration and development of our projects are dependent upon the Company’s ability to secure project specific financing, as well as our ability to continue the work required once financing has been secured through our employees and our contractors. The progress of work on our projects has been delayed and may further be delayed due to the effects of COVID-19. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2020

information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares as well as mineral commodity prices. These adverse effects on the economy, the stock market and our share price could continue to adversely impact our ability to raise capital, with the result that our ability to pursue exploration and development of our projects could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our exploration and development plans for our projects.

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

(3)
Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2013, filed with the Securities and Exchange Commission on July 30, 2013.

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

/s/ Sebastian Tang

Chief Financial Officer
DATED: July 27, 2020