Form 20-F
period 2021-03-31
AMARC RESOURCES LTD
filed 2021-07-29
CIK 1175596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___________ to_____________

Commission file number 0-49869

AMARC RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

14th Floor, 1040 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4H1
(Address of principal executive offices)

Sebastian Tang, Chief Financial Officer
Facsimile No.: 604-684-8092
14th Floor, 1040 West Georgia Street
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

180,602,894 common shares as of March 31, 2021

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

Except as noted, the information set forth in this Annual Report is as of July 27, 2021 and all information included in this document should only be considered correct as of such date.

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

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Coastal Plutonic Complex (“CPC”)	A complex of granitic rocks formed between approximately 170 and 45 million years ago.
Induced Polarization (“IP”) Survey
A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has a high content of quartz.

mV/V	Millivolts/volt; a unit measure of chargeability in an IP survey.
Magmatic/hydrothermal-structural deposit
Any concentration of metallic minerals formed by the precipitation of solids from hot waters (hydrothermal solution). The solutions may be sourced from a magma or from deeply circulating water heated by magma.

Mesothermal-epithermal deposit
Deposit formed at moderate temperature and pressure and depth (175-300 degrees C at 1,220-3,660 m - mesothermal) or lower temperature and pressure at shallow depth (<150- ~300 degrees C at surface to 1-2 km - epithermal).

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

Net Smelter Return (NSR) Royalty	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.
Polymetallic	Comprised of several metals.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet-hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated.

Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

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

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2021	2020	2019	2018	2017
Equipment, net	$–	$–	$–	$–	$–
Total assets	1,560	529	799	3,625	1,112
Total liabilities	1,533	1,504	1,342	2,379	1,521
Working capital surplus (deficit)	418	(641)	(716)	1,836	419
Share capital	64,745	64,342	64,042	63,884	59,560
Reserves	4,870	5,632	5,105	5,143	5,741
Accumulated deficit	(69,588)	(70,949)	(69,690)	(67,782)	(65,709)
Net assets (liabilities)	27	(975)	(543)	1,246	(409)
Shareholders' equity (deficiency)	27	(975)	(543)	1,246	(409)

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2021	2020	2019	2018	2017
Interest and other income	$(27)	$(6)	$(38)	$(27)	$(8)
General and administrative expenses	631	856	913	1,054	733
Exploration expenditures, net of METC*	576	664	5,390	6,686	2,926
Contributions pursuant to Option Agreements	(791)	(413)	(4,538)	(6,197)	(2,933)
Share-based payments	18	–	–	–	–
Other	167	153	221	556	325
Gain on sale of mineral property	(1,935)	–	–	–	–
Flow-through shares premium	–	–	–	–	–
Net income (loss) for the year	1,361	(1,254)	(1,948)	(2,072)	(1,043)
Other comprehensive income (loss)	(626)	(11)	2	28	8
Total comprehensive income (loss)	$735	$(1,265)	$1,946	$2,044	$1,035

Basic and diluted net earnings (loss) per share	$0.01	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding	178,666,081	171,767,287	156,826,422	141,435,020	141,406,301

*
“METC” refers to Mineral Exploration Tax Credits, which are discussed in Item 5, under the heading “Critical Accounting Policies and Estimates”.

Currency and Exchange Rates

As of the date of this Annual Report, the average rate of exchange of the Canadian Dollar was US$1.00 = Canadian $1.32. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31(Canadian Dollar per U.S. Dollar)
	2021	2020	2019	2018	2017
End of period	$1.2575	$1.4187	$1.3363	$1.2894	$1.3322
Average for the period	$1.3219	$1.3308	$1.3118	$1.2837	$1.3126
High for the period	$1.4217	$1.4496	$1.3642	$1.3743	$1.3582
Low for the period	$1.2455	$1.2970	$1.2552	$1.2128	$1.2544

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2021 (to the date of this Annual Report)	$1.2759	$1.2343
June 2021	$1.2419	$1.2040
May 2021	$1.2315	$1.2051
April 2021	$1.2617	$1.2285
March 2021	$1.2668	$1.2455
February 2021	$1.2828	$1.2530

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

The Company’s ability to obtain financing to fund its exploration activities and, if warranted, development of any of its properties, will be significantly affected by metal prices.

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

Offices

The head office of Amarc is located at 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 684-8092. The Company's registered office is in care of its attorneys, McMillan LLP, 1500 Royal Centre P.O. Box 11117, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, fax (604) 685-7084.

Company Development

Amarc has been engaged in the acquisition and exploration of mineral properties since its incorporation. The Company is currently actively exploring a number of properties located in British Columbia, Canada. All of the Company's mineral properties are at the exploration stage.

B.
BUSINESS OVERVIEW

Amarc is a mineral exploration company with an experienced and successful management team focused on advancing toward a new generation of long life, high value British Columbia (“BC”) porphyry copper-gold (“Cu-Au”) mines. By combining high demand projects with successful management, Amarc has created a solid platform to create value from its exploration stage assets.

Amarc is advancing the 100%-owned JOY, IKE and DUKE porphyry Cu±Au deposit districts located in northern and central BC, respectively. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail. The JOY, IKE and DUKE Districts represent significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits.

LOCATION OF THE COMPANY'S JOY, IKE and DUKE PROJECTS

Amarc’s 100%-owned 482 km2 JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC's Golden Horseshoe, which includes the Golden Triangle to the west and northwest.

The JOY claims are located approximately 20 km north of the former Kemess South Mine and the government-approved Kemess underground project. In mid-2017, Centerra Gold Inc. (“Centerra”) purchased the Kemess District from AuRico Metals Inc. for $310 million1. JOY is host to the open-ended PINE porphyry Cu-Au deposit (the “PINE Deposit”) and the promising MEX porphyry Cu-Au deposit target. Work by Amarc has identified significant expansion potential that requires drill testing at both the PINE Deposit and at MEX. In addition, Amarc’s extensive exploration surveys have identified a pipeline of other large (approximately 1 to 8 km2) and high potential, porphyry Cu-Au targets, which cluster on the property. Each of these target areas in themselves host multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys.

Amarc has entered into an alliance with Freeport-McMoran Minerals Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc., to efficiently advance the JOY District. Under the terms of the agreement Freeport may acquire up to a 70% ownership interest by making staged investments totalling $110 million dollars. As project operator, Amarc has mobilized work crews to JOY to undertake a comprehensive 2021 exploration program, inclusive of drilling, which is designed to advance deposit delineation and assess several important-scale mineral systems. Drill and IP permits are in hand for the work programs being undertaken.

The 462 km2 IKE District is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry Cu mines. The greater IKE District includes porphyry Cu-Mo-Ag deposit discovery (the “IKE Deposit”), the high potential Greater Empress Cu-Au Project (the “Greater Empress” area) that hosts the Empress Cu-Au-Ag deposit (the “Empress Deposit”) and other significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also the number of promising porphyry Cu and epithermal Au-Ag targets. The District shares many characteristics with porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits and has the potential to possess the grades and resources necessary to develop into an important mining camp.

Subject to funding Amarc is planning:

●
An expanded drill program at the IKE Deposit with the goal of establishing a mineral resource;

1 Centerra Gold Inc. news release January 8, 2018.

●
A well-planned core drilling program at the Empress Deposit to expand the mineralization which remains open; and

●
An integrated program in the Greater Empress area to drill test high potential drill-ready targets and survey work on other promising targets to bring them also to a drill ready status.

The Company has the required drill and IP permits in hand for the proposed work programs.

Amarc’s DUKE District is located 80 km northeast of Smithers within the broader Babine District (the “District”), one of BC’s most prolific porphyry Cu-Au belts. The Babine District, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit. The DUKE District includes both the DUKE porphyry Cu deposit target discovery and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s comprehensive district-scale targeting programs.

The Company is currently planning:

●
To undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies; and

●
Initial ground surveys on its regional targets taking advantage of extensive logging road networks across the property. These focused surveys would be followed by RC drilling to test prioritized targets for the presence of potential porphyry Cu- Au mineralized systems below cover and, where a deposit target is confirmed, core drilling to determine the extent, grade and geometry of the mineralized system.

The Company has permits in hand to commence these works.

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc’s work programs are carefully planned to achieve high levels of environmental and social performance.

The JOY Cu-Au District

Amarc’s 100%-owned 482 km2 JOY District covers the northern extension of the prolific Kemess District in the Toodoggone region of north-central BC (see Amarc’s May 15, 2020 news release and other information on the Company’s website at www.amarcresources.com/projects/joy-project). A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC's Golden Horseshoe, which includes the Golden Triangle to the west and northwest. Through its association with Hunter Dickinson Inc. (“HDI”), Amarc's technical team was first to recognize the Kemess District's true porphyry potential, historically, acquiring both Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold on beneficial terms to a predecessor of Northgate Minerals, which brought the deposit into production. Northgate Minerals produced 3 million ounces of Au, and 750 million pounds of Cu over a 13-year period to 20113 from Kemess South (BC’s third largest Au producer). The southern area of the Kemess District, now owned by Centerra, includes the government-approved Kemess Underground Project (the deeper higher-grade extension of the Kemess North deposit), the advanced stage Kemess East deposit as well as the mined-out Kemess South deposit. The resource road that services Centerra’s deposits and the historical Lawyers and Shasta Au-Ag mines, also provides access to Amarc’s JOY District.

2 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
3 SRK Consulting (Canada) Inc. 2013 NI-43-101 Technical Report on the Kemess Underground Project, British Columbia, Canada, AuRico Metals Ltd.Sedar

JOY District Highlights

The PINE Deposit within the JOY District has seen several phases of historical drilling. Work by Amarc has identified significant expansion potential at both the PINE Deposit and the MEX deposit target that requires drill testing. In addition, Amarc has defined seven large (approximately 1 to 8 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets. These datasets include results from soil geochemical sample grids, airborne magnetics and Induced Polarization (“IP”) geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was of particular use.

The JOY technical information in this section is summarized from the Company’s National Instrument

43-101 Technical Report (“JOY Technical Report”) filed under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/projects/joy-project/technical-report.

Amarc has mobilized work crews to JOY to undertake a comprehensive 2021 exploration program, inclusive of drilling, which is designed to advance deposit delineation and assess several important-scale mineral systems. Required drill and IP permits are in hand for the work programs being undertaken.

New Porphyry Cu-Au Potential at the PINE Deposit and MEX Deposit Target

The PINE Deposit is a northeast-trending, 2.5 km-long porphyry Cu-Au mineralized system located within an underexplored 6 km2 area of strong hydrothermal alteration, as defined by IP chargeability, alteration mapping and limited historical drilling. At the PINE Deposit, shallow historical drilling (most holes record less than 175 m vertical penetration) indicates that mineralization is open both laterally and to depth, with many of the holes ending in mineralization and some showing a downhole increase in Cu and Au grades. Examples of the historical results are provided in Table 1.

Table 1: PINE DEPOSIT
Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int.(m)1,2,3	Cu(%)	Au(g/t)	Ag(g/t)	Mo(%)	CuEQ(%)4,5
79-2	1.8	51.0	49.2	0.28	0.669	-	-	0.64
	99.0	127.5	28.5	0.32	0.647	-	-	0.67
80-07	10.8	48.2	37.4	0.22	1.353*	1.4	0.001	0.97*
Incl.	13.0	15.9	2.9	0.30	3.12	1.3	0.001	1.94*
	57.0	90.5	33.5	0.11	0.531	1.4	0.003	0.41
92-38	14.0	44.1	30.1	0.21	1.116	0.7	0.001	0.82
	53.5	192.2	138.7	0.09	0.381	0.6	0.003	0.31
92-40	14.0	49.2	35.2	0.21	1.506*	1.3	0.001	1.04*
Incl.	20.0	22.0	2.0	0.28	3.34	1.2	0.001	1.93*
	54.5	140.0	85.5	0.14	0.725	0.6	0.002	0.55
	164.5	182.7	18.2	0.08	0.367	0.6	0.001	0.29
93-41	69.5	113.0	43.5	0.13	0.741*	0.8	0.002	0.55*
Incl.	75.0	77.0	2.0	0.28	3.10	3.6	0.001	1.94*
	129.0	137.0	8.0	0.36	0.210	0.1	0.002	0.48
	189.0	197.0	8.0	0.10	0.375	0.6	0.003	0.32
	265.0	273.0	8.0	0.08	0.438	0.1	0.004	0.33

P97-04	55.1	75.3	20.2	0.15	0.510*	4.5	0.002	0.46*
Incl.	74.0	75.3	1.3	0.32	205.20	43.4	0.004	2.25*
	90.7	127.4	36.7	0.15	0.522	2.8	0.002	0.46*
	127.4	192.4	65.0	0.16	0.658*	2.3	0.002	0.54*
Incl.	150.0	153.0	3.0	0.28	39.80	16.1	0.003	2.02*
Incl.	166.8	168.4	1.6	0.17	4.36	4.4	0.001	1.84*
P97-08	127.7	268.6	140.9	0.17	0.492	2.0	0.002	0.46

CuEQ%	>=0.30 & <0.50
>=0.50

Notes to Table 1:

1
Widths reported are drill widths, such that the thicknesses are unknown.
2
All assay intervals represent length-weighted averages.
3
Some figures may not sum exactly due to rounding.
4
 Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1,400.00/oz and conceptual recoveries of: Cu 90%, Au 72%, 67% Ag and 82% Mo. Conversion of metals to an equivalent Cu grade based on these metal prices is relative to the Cu price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The metal equivalencies for each metal are added to the Cu grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).
5
The estimated metallurgical recoveries are conceptual in nature. There is no guarantee that the metallurgical testing required to determine metal recoveries will be done or, if done, the metallurgical recoveries could be at the level of the conceptual recoveries used to determine the CuEQ.
6
Details of analysis, QA/QC and data verification for the PINE Deposit drilling is provided in the 2020 IKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR.

In addition:

●
(-) means not assayed for.
●
Au and CuEQ values marked with an asterisk signify capping of very high Au assay results at 3.0 g/t for the composite calculation (3.0 g/t is the 98th percentile for Au in the JOY drill data). The included (Incl.) interval that follows presents the sample interval with the uncapped Au result.

In addition to the delineated drill-ready targets at the PINE Deposit, untested areas of high IP chargeability and/or soil geochemistry lie between the widely-spaced historical holes and extend outward laterally, with the majority of the surrounding 6 km2 area of strong hydrothermal alteration remaining to be fully explored.

Similarly, at the MEX deposit target widely-spaced historical drilling indicates that the system remains open both laterally and to depth.

Newly Identified Porphyry Cu-Au Targets

The MEX Cluster, located between the PINE Deposit and MEX mineralized systems, includes a series of new targets that are characterized by coincident anomalies defined by geochemical, geophysical and mapping surveys. These new, well-defined targets are a priority for early drill testing.

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

JOY District Agreement with Freeport

On May 12, 2021 Amarc announced it entered into an agreement (the "Agreement") with Freeport pursuant to which Freeport may acquire, through a staged two-stage option up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5-year term. During the first year of the earn-in, a $4 million work program is required in the JOY District. Annual optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to explore and develop the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% in the mineral claims comprising the JOY District, plus other rights and interests (for a total 70% interest) by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

JOY District Royalties

The 100% Amarc owned JOY District comprises the JOY, PINE and Paula properties, and also the STAKED Claims. The mineral claims comprising the STAKED Claims were staked and are owned 100% by the Company.

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

In November 2019, Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula property, located internal to the wider JOY District tenure (Amarc MD&A December 31, 2019). The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

The IKE Cu-Au District

Amarc’s 100% owned IKE District is located 35 km northwest of the town of Gold Bridge in southwestern BC near the heartland of the province’s producing porphyry Cu mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the District to Vancouver and its port facilities.

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occurs throughout the 462 km2 IKE District. The District occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade (see below). These characteristics are common to most porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

The greater IKE District includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress area that hosts the Empress Cu-Au-Ag deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also a number of promising porphyry Cu and Au-Ag epithermal targets. The District has the potential to possess the grades and resources necessary to develop into an important mining camp.

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 186 m of 0.41% CuEQ4 (see Table 1 above for note 4) at 0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au, including 58 m of 0.52% CuEQ at 0.39% Cu, 0.031% Mo, 1.9 g/t Ag and 0.02 g/t Au; and, Hole 11-2: 120 m of 0.41% CuEQ at 0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au, including 32 m of 0.58% CuEQ at 0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02g/t Au.

There was no follow up exploration until Amarc initiated exploration.

Largely co-incident magnetic, IP chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping have defined an extensive 9 km2 hydrothermal system, into which Amarc has completed approximately 15,455 m of core drilling in 26 widely-spaced holes.

This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north- south, and over a vertical extent of 875 m depth, that remains open to expansion. Table 1 provides selected drill intercepts for the IKE Deposit.

Table 2: IKE DEPOSIT
Selected Drill Intervals from Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ(%)4,5
IK14005	269.4	325.4	56.0	0.31	-	1.6	0.064	0.55
	339.1	426.2	87.1	0.36	-	0.7	0.054	0.56
Incl.	347.7	378.6	30.9	0.47	-	1.2	0.052	0.67
	437.6	554.6	117.0	0.27	-	0.3	0.021	0.35
	602.9	616.1	13.2	0.29	-	0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30	-	2.9	0.015	0.38
	293.0	421.0	128.0	0.33	-	3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43	-	4.3	0.032	0.58
	444.0	506.0	62.0	0.24	-	2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23	-	1.7	0.017	0.31
	75.0	99.0	24.0	0.24	-	1.9	0.044	0.41
	129.0	307.7	178.7	0.32	-	2.2	0.025	0.42
	339.5	366.5	27.0	0.18	-	1.2	0.030	0.30
	372.5	693.3	320.8	0.32	-	2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43	-	3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25	-	1.7	0.015	0.31
	314.5	381.9	67.4	0.35	-	2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45	-	3.5	0.044	0.64
	395.8	456.0	60.2	0.53	-	3.7	0.045	0.72
	528.0	543.0	15.0	0.16	-	1.3	0.035	0.30
	549.0	582.0	33.0	0.23	-	1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.48	0.025	3.4	0.030	0.62
	359.0	437.0	78.0	0.44	0.019	3.0	0.037	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 1.

●
Details of analysis, QA/QC and data verification for the IKE Deposit drilling is provided in the 2020 IKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR.

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

Subject to funding, the Company is planning an expanded phased drill program at the IKE deposit with the goal of establishing a mineral resource, which will provide the basis for initial future economic studies. The Company has the required permit in-hand for the proposed drill programs.

Empress Deposit and Greater Empress Area Au-Rich Porphyry Cu and Replacement-Style Deposit Potential

Having recognized the potential of the IKE Deposit, Amarc consolidated the IKE District tenure. This included an important 35 km2 sub-area of the District located 6 km north of the IKE Deposit, that straddles the Coastal Plutonic Complex (“CPC”) contact for approximately 15 km. This area known as the Greater Empress area is centred on the high grade Empress Cu-Au-Ag Deposit. The Greater Empress area has seen exploration completed by several operators since the 1920’s. Recent compilation and integration of useful historical information from geochemical and geophysical surveys and also drilling, permitted a rapid advancement in the understanding of the potential both to expand the Empress Deposit, and throughout the area with the recognition of significant porphyry Cu±Au±Mo-Ag and Cu-Au-Ag replacement deposit targets. Potential also exits for auriferous, polymetallic/mesothermal-epithermal deposits. The Company has the required permits in-hand for the proposed drill programs and IP geophysical surveys.

Empress Cu-Au-Ag Replacement Deposit

Historical drilling at Empress has indicated a significant body of good grade Cu-Au mineralization, which remains open to expansion with a modern core drilling program. Table 3 provides selected drill historical intercepts for the Empress Deposit. Mineralization at Empress is considered to have formed by the replacement of previously altered volcanics by a quartz-magnetite-sulphide assemblage, with higher Cu-Au-Ag grades commonly occurring within 100 m in vertical distance above the CPC’s contact, within the overlying volcanics. An initial examination of historical drill core by the Amarc team recognized the nearby, Granite porphyry Cu-Au-Ag-Mo deposit target, which is shallowly concealed by overburden. The Granite porphyry deposit target is considered a probable source of the Empress Deposit replacement fluids. Historical core drill intercepts at Granite include Hole 91-49 which returned 92 m of 0.38% CuEQ4 (see Table 1 for note 4) @ 0.22% Cu, 0.23 g/t Au, 0.008% Mo and 0.4 g/t Ag. This target has not been delineated and mineralization remains open to expansion. Step-out drilling from the known mineralization is required.

Table 3: EMPRESS DEPOSIT
Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)4,5
76-2	51.2	114.9	63.7	0.37	0.492	0.1	-	0.64
Incl.	60.4	72.4	12.0	0.51	0.442	-	-	0.76
Incl.	103.0	114.9	11.9	0.75	0.721	0.4	-	1.15
	139.6	185.3	45.7	0.42	0.350	0.6	-	0.61
Incl.	139.6	157.9	18.3	0.39	0.941	1.1	-	0.91
Incl.	173.1	185.3	12.2	0.73	0.010	-	-	0.74
	209.4	215.8	6.4	0.74	0.758	-	-	1.15
76-3	5.2	17.7	12.5	0.23	0.162	1.6	-	0.33
	26.8	102.9	76.1	0.92	1.418	4.7	-	1.72
Incl.	26.8	37.6	10.8	0.49	4.244	2.3	-	2.81
Incl.	42.7	74.4	31.7	1.11	1.388	4.5	-	1.89
88-2	7.3	50.3	43.0	0.36	0.326	1.3	0.005	0.57
Incl.	13.4	29.9	16.5	0.62	0.579	2.3	0.002	0.95
88-7	17.7	69.5	51.8	0.47	0.457	2.4	0.002	0.74
Incl.	48.4	64.6	16.2	0.98	0.741	5.7	0.001	1.43
89-2	21.6	123.7	102.1	0.36	0.361	2.7	0.001	0.58
Incl.	26.5	37.0	10.5	0.31	0.754	3.2	0.003	0.75
Incl.	60.6	78.9	18.3	0.72	0.573	3.8	0.001	1.06
Incl.	99.1	118.0	18.9	0.49	0.470	4.2	0.001	0.78
89-8	9.1	115.5	106.4	0.35	0.359	1.5	0.003	0.56
Incl.	78.0	99.6	21.6	0.69	0.913	2.8	0.003	1.21
90-17	107.6	113.4	5.8	0.55	0.446	1.6	0.010	0.84
	143.9	200.3	56.4	1.38	1.666	4.1	0.009	2.35
90-18	22.6	29.3	6.7	0.15	0.300	0.7	0.008	0.35
	35.0	40.5	5.5	0.15	0.523	0.3	0.006	0.46
	47.9	74.4	26.5	0.47	0.683	3.2	0.010	0.90
	79.9	92.7	12.8	0.15	0.254	0.4	0.003	0.31
	107.0	161.9	54.9	0.78	0.746	1.0	0.004	1.20
90-21	10.4	19.5	9.1	0.31	0.336	0.5	0.011	0.53
	140.5	192.9	52.4	1.10	1.209	2.5	0.004	1.79
Incl.	153.3	175.3	22.0	1.58	1.671	2.6	0.006	2.52
Incl.	182.6	191.1	8.5	1.92	2.735	7.8	0.006	3.48
	198.4	218.8	20.4	0.30	0.542	1.3	0.002	0.61
90-22	143.9	190.2	46.3	1.15	1.415	4.2	0.009	1.98
90-29	94.2	110.6	16.4	0.43	0.171	1.3	0.003	0.55
	141.7	214.6	72.9	0.37	0.433	0.6	0.003	0.62
Incl.	178.3	194.8	16.5	0.86	1.069	1.5	0.003	1.46

CuEQ%	>=0.30 & <0.50
>=0.50

 For notes refer to Table 1.

Greater Empress Area Cu±Au±Mo-Ag Porphyry and Replacement Targets: In addition to the Empress deposit, the 35 km2 Greater Empress area includes seven identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Empress East, Empress Gap, Granite (as discussed above) and Buzzer, and the earlier-stage exploration targets include Empress West. Each are discussed below with selected historical drill results provided in Tables 4 and 5. These targets are either: not fully drill delineated or have been tested only by shallow, widely-spaced historical reconnaissance percussion drilling: and can with focused exploration be brought to a drill ready status.

Empress East Cu-Au-Ag Replacement Deposit Target: Located 1 km east of the Empress Deposit, limited historical core holes drilled at the Empress East deposit target intercepted mineralization similar to that at the Empress deposit in both style and grade. This drilling together with moderate to locally strong IP chargeability responses, magnetic geophysical features, and results from historical Cu and Au soil geochemistry where (>250 ppm Cu and ≥50 ppb Au values closely reflect the first three historical drill samples results at the base of overburden), indicate there is significant potential with further core drilling to enlarge this body of mineralization. Notably there is a complete absence of drill holes in the southern part of this target, which is at a position that is analogous to shallower, high grade Cu-Au-Ag replacement-style mineralization at the Empress deposit to the west.

Table 4: EMPRESS EAST DEPOSIT TARGET
         Selected Drill Intervals from Historical Drill

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu(%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)4,5
91-39	9.8	37.8	28.0	0.34	0.543	1.2	0.002	0.66
	107.6	147.5	39.9	0.40	0.332	0.8	0.004	0.60
Incl.	141.4	147.5	6.1	1.23	0.928	2.2	0.009	1.78
91-54	73.1	85.0	11.9	0.31	0.221	0.7	0.001	0.44
	108.2	158.2	50.0	0.46	0.304	1.0	0.002	0.64

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 1.

Empress Gap Cu-Au-Ag Replacement Deposit Target: Results from limited historical drilling, comprising 11 shallow percussion drill holes and three deeper core holes in the >1 km long Empress Gap zone located between the Empress Deposit and Empress East, suggest a clear opportunity to discover additional Cu-Au-Ag mineralization in proximity to the volcanic-CPC contact. Many of the short percussion holes returned anomalous Cu‐Mo (Au and Ag were not analyzed for), potentially indicative of higher-grade underlying mineralization as at the Empress Deposit. Of the deeper core holes, Cu‐Au mineralization associated with alteration similar to that at Empress is also reported, however only two of these holes reached the volcanic-CPC contact.

Empress Gap is a significantly underexplored target and drill testing of areas close to the CPC-volcanic contact is required.

Buzzer Cu-Au-Ag±Mo Porphyry Deposit Target: The Buzzer deposit target is located in the eastern side of the Greater Empress area inboard of the CPC. Historical drilling at Buzzer has intercepted high-grade Cu-Au-Ag-Mo porphyry mineralization hosted in biotite altered intrusions (Table 5). Whether these mineralized intrusions, are part of a small high-level cupola or a large mineralized intrusive mineralized body below, as indicated by magnetic surveys, cannot be determined from the limited drilling.

The Granite and Buzzer porphyry systems demonstrate that significant porphyry-style mineralization is present in the Greater Empress area, and that further exploration surveys and drilling have the potential to make new porphyry discoveries, both inboard and outboard from the CPC contact.

Table 5: BUZZER DEPOSIT TARGET
Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu(%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)4,5
DDH-3†	21.3	120.4	99.1	0.43	-	-	0.042	0.58
DDH-4†	14.6	113.4	98.8	0.37	-	-	0.037	0.50
X-1	0.0	5.9	5.9	0.15	0.237	5.8	0.013	0.36
	9.5	42.5	33.0	0.26	0.175	3.4	0.042	0.53
Incl.	24.7	40.8	16.1	0.40	0.268	5.0	0.064	0.81
X-3	0.0	44.2	44.2	0.67	0.496	5.3	0.046	1.14
Incl.	10.7	38.1	27.4	0.86	0.724	6.6	0.059	1.51
GC11-74	11.4	52.2	40.8	0.28	0.210	1.8	0.012	0.44
Incl.	15.0	27.0	12.0	0.41	0.281	2.6	0.021	0.66

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 1.

†
Assay interval from historically reported composite. Individual assay results are unknown.

Empress West Cu-Au-Ag Exploration Target: This large target, which extends more than 2 km to the west of the Empress deposit along the favorable CPC-volcanic contact, has only been tested by widely-spaced and shallow percussion holes and a few core. It exhibits the same geological setting as the Empress Deposit, and the potential to discover additional Cu-Au-Ag mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data, and known Cu-Au-Mo anomalies in soils. Modern IP and drilling are required to test a series of defined targets.

IKE District Porphyry and Epithermal Targets: The IKE District hosts several known centres of porphyry Cu mineralization (Rowbottom, Mad Major- OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE Deposit and Greater Empress areas. Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets. The Company has the permits in-hand for the potential work program.

Rowbottom Cu-Mo-Au Porphyry Deposit Target: At Rowbottom, porphyry-style mineralization and alteration is intermittently exposed along 550 m of Rowbottom creek, and spatially associated with an extensive 1.3 km by 1.0 km IP chargeability anomaly that remains open for further surveying. Limited historical shallow percussion drilling returned good Cu and Mo grades (Au and Ag were not analysed for), and a single core hole completed by Amarc confirmed the presence of Au and Ag.

Historical drill intercepts include for example: Hole S-64: 49 m of 0.51% CuEQ4 (see Table 1 for note 4) 0.49% Cu and 0.007% Mo and Hole S-24: 43 m of 0.40% CuEQ at 0.28% Cu and 0.032% Mo.

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned, for example: RB17001: 66 m of 0.38% CuEQ4 at 0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag and 21 m of 0.43% CuEQ at 0.38% Cu, 0.007% Mo and 4.3 g/t Ag.

An historical soils grid along with both the historical and Amarc IP chargeability anomalies suggest that a larger system could be present, warranting further drilling both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit target.

Mad Major Cu-Mo Porphyry Target: The Mad Major-OMG target area extends over approximately 23 km2 area of highly anomalous stream sediment geochemistry and gossanous ridges (see IKE Technical Report). Amarc’s exploration, and that of historical operators, has defined several large IP chargeability and magnetic geophysical, talus fines and soils geochemical and geological alteration mapping anomalies that remain to be adequately drill tested. Amarc has completed only eight very wide-spaced core holes into the target, and the source of the IP and geochemical anomalies is yet to be determined. Additional survey work and drilling are warranted.

Battlement and Mewtwo Au-Ag Epithermal Targets: Although not the focus of Amarc’s exploration, epithermal potential exits on the IKE District. For example, at both Battlement and Mewtwo reconnaissance stage exploration suggests a geological environment that is permissive for either, or both, a porphyry or epithermal-type deposits. Further exploration is warranted at both targets.

In summary collectively the IKE Deposit, Empress Deposit, Greater Empress area and IKE District target areas as described warrant substantial exploration programs.

IKE District Capped Royalties

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties, which make up the IKE District. The mineral claims comprising the Juno Property were staked and are owned 100% by the Company.

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

On September 3, 2015, Amarc entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE District. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE District, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek, having been acquired by Au-focused Centerra, relinquished its option to earn up to a 50% interest in the IKE District. Thompson Creek had a 10% participating interest in the IKE District by investing $6 million in exploration programs undertaken in 2015 and 2016, and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE District.

The DUKE District

Amarc’s 100% owned DUKE District is located 80 km northeast of Smithers within the broader Babine District (the “District”), one of BC’s most prolific porphyry Cu-Au belts. The Babine District, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit. Amarc’s DUKE porphyry Cu discovery is located 30 km north of the Bell Mine. Extensive infrastructure exists in the District, which primarily relates to the forestry industry but also dates back to mining activity.

The 704 km2 DUKE District includes both the DUKE porphyry Cu deposit target discovery (“DUKE”) and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s district- scale targeting program.

Porphyry Cu Expansion Potential at the Duke Deposit Target: The porphyry Cu system at DUKE has seen only limited drilling. Many of the 30 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Ag-Au mineralization. In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface. Examples of the intercepts from the historical drill holes are provided in Table 6.

Table 6: DUKE DEPOSIT TARGET
Selected Drill Intervals from Historical and Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int.(m)1,2,3	Cu%	Au(g/t)	Ag(g/t)	Mo(%)	CuEQ(%)4,5
70-027	30.5	143.3	112.8	0.29	0.060	1.1	0.012	0.38
	73.1	85.3	12.2	0.41	0.091	1.6	0.010	0.50
70-107	21.3	164.6	143.3	0.26	0.068	1.7	0.016	0.37
Incl.	115.8	131.0	15.2	0.47	0.110	2.9	0.027	0.64
71-147	28.6	115.2	86.6	0.40	0.053	2.2	0.021	0.52
Incl.	34.8	74.4	39.6	0.48	0.067	2.6	0.023	0.61
DK17002	17.0	32.0	15.0	0.44	0.126	2.1	0.019	0.59
	40.3	142.0	101.7	0.22	0.064	1.3	0.014	0.31
	238.0	268.0	30.0	0.33	0.069	1.9	0.019	0.45
	308.5	399.0	90.5	0.21	0.043	1.1	0.025	0.34
	450.5	523.0	72.5	0.23	0.030	1.2	0.022	0.33
Incl.	486.0	495.0	9.0	0.41	0.062	2.0	0.040	0.61
DK18005	13.5	89.9	76.4	0.23	0.042	1.1	0.012	0.30
	98.9	246.0	147.1	0.27	0.046	1.1	0.028	0.40
Incl.	125.0	137.0	12.0	0.32	0.072	1.1	0.037	0.51
Incl.	212.1	231.9	19.8	0.45	0.062	2.0	0.033	0.62
	302.0	344.0	42.0	0.28	0.059	1.2	0.019	0.38
DK18006	98.0	416.0	318.0	0.24	0.052	1.1	0.012	0.32
Incl.	206.0	296.0	90.0	0.27	0.067	1.2	0.015	0.37
Incl.	338.0	416.0	78.0	0.30	0.055	1.4	0.016	0.39
and	347.0	405.2	58.2	0.34	0.059	1.5	0.015	0.45

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 1.

7 Results of these historical Ducanex JV drill holes are from the 1991 Corona resampling and analyses by Acme.

The historical drilling was centered within a restricted part of a robust, 3 km north-south by 1 km east-west historical IP chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape that was the target of Amarc’s eight core holes completed in 2017 through 2018 (see December 19, 2017 and June 12, 2018 news releases).

Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry Cu-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion. Select intercept examples are provided in Table 6.

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

New Duke District Porphyry Cu-Au Targets: Appreciating the Cu-Au prospectivity of the Babine District and its relatively unexplored nature due to widespread glacial cover (4 m to 18 m thick in the Amarc DUKE discovery drill holes), Amarc has completed a comprehensive compilation of government and historical data over the entire 704 km2 DUKE District. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying 12 previously unrecognized high potential porphyry Cu-Au deposit targets. These target areas were defined, for example, by anomalous Cu-Au-Mo-Ag (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or favorable biotite feldspar porphyry, compelling up- ice magnetic geophysics features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective intrusions, along with numerous other scientific vectors.

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

DUKE District Royalties

Amarc holds 100% interest in the DUKE District free of any royalty.

The Newton Au Property

Amarc reported the sale of the Newton Au project located in south-central BC in December 2020 to a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”). Under the terms of the agreement, Amarc has received consideration comprising total cash of $300,000 and 5.5 million equity units (share plus warrant) in Carlyle valued at $0.25 per unit. In addition, Amarc retains a 2% NSR Royalty in the Property.

The divestment of the Newton Property allows Amarc to retain exposure to the upside Au potential at Newton through its equity position in Carlyle and the retained NSR Royalty, while maintaining strategic focus on the development of its three high-value and expansive, 100%-owned Cu±Au districts – JOY, IKE and DUKE.

C.
ORGANIZATIONAL STRUCTURE

The Company has one subsidiary, 1130346 B.C. Ltd. (“Amarc Subco”), incorporated under the laws of British Columbia, Canada. Amarc Subco is a wholly-owned subsidiary of the Company incorporated for the purpose of entering into an option agreement. The Amarc Subco did not have any asset, liability, income, or expense and was dissolved on March 30, 2021.

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

A.
RESULTS OF OPERATIONS

Year Ended March 31, 2021 (“2021”) Versus Year Ended March 31, 2020 (“2020”)

The Company recorded a net income of $1,361,000 during 2021 compared to a net loss of $1,254,000 during 2020. This swing from a net loss position in 2020 into a net income position in 2021 is mainly due to the non-recurring event related to the gain on disposition of the Newton property in the third quarter of fiscal 2021, together with the decrease in general and administration expenses.

($ 000’s)	2021	2020	Discussion
Exploration and evaluation, net of recoveries	576	664
Field exploration activities during the 2021 fiscal period were focused on both Amarc owned and also various project which Amarc operated on behalf of third parties, these field activities commenced late in the second quarter of fiscal 2021.

Administration	631	856	Administration expenses decreased during the 2021 period due to further efforts by senior management to reduce overhead costs.
Interest expense on loans payable to director	111	106	Interest incurred on loans provided by a director.
Amortization of finance charges	57	109	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to a loan provided by the director in November 2014.
Equity settled share-based compensation	18	42
The $18,000 equity settled share-based compensation represents the fiscal 2021 amortization of the share-based compensation related to the 2,000,000 share-purchased options granted in October 2019 fully vested on April 3, 2021. The fiscal 2021 amortization amount is calculated based on graded-vesting method.

Year Ended March 31, 2020 (“2020”) Versus Year Ended March 31, 2019 (“2019”)

The Company recorded a net income of $1,254,000 during 2020 compared to a net loss of $1,946,000 during 2019. The decrease in net loss was mainly due to a decrease in both exploration and evaluation expenses, net of METC, and general and administration expenses.

($ 000’s)	2020	2019	Discussion
Exploration and evaluation, net of METC	664	5,390
Exploration activity during the 2020 and 2019 periods was focused on the IKE, DUKE and JOY Districts. Exploration activity during the 2020 period was lower due to decreased exploration activity as discussed in this Annual Report.

Administration	856	914	Administration expenses decreased during the 2020 period due to decreased administration activities in support of the Company’s JOY, IKE and DUKE Districts.
Interest expense on loans payable to director	106	90	Interest incurred on loans provided by a director. Interest expense increased during the 2020 period due to new addition of loan advance.
Amortization of finance charges	109	130	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to loan provided by the director in November 2014.
Equity settled share-based compensation	42	–	During fiscal 2020, there were 500,000 share-purchased options granted in October 2019 vested.

Year Ended March 31, 2019 (“2019”) Versus Year Ended March 31, 2018 (“2018”)

The Company recorded a net loss of $1,946,000 during 2019 compared to a net loss of $2,072,000 during 2018. The decrease in net loss was mainly due to a decrease in both exploration and evaluation expenses, net of METC, and general and administration expenses.

($ 000’s)	2019	2018	Discussion
Exploration and evaluation, net of METC	5,390	6,686
Exploration activity during the 2019 and 2018 period was focused on the JOY, IKE and DUKE Districts’ drilling and related field programs. Exploration activity during the 2019 period decreased for reasons discussed in this Annual Report.

Administration	914	1,053	Administration expenses decreased during the 2019 period due to decreased administration activities in support of the Company’s JOY, IKE and DUKE Districts.
Interest expense on loans payable to director	90	128	Interest incurred on loans provided by a director. Interest expense decreased during the 2019 period due to partial repayment of the principal amounts on the loan outstanding.
Amortization of finance charges	130	433	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to loan provided by the director in November 2014.

B.
LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing

At March 31, 2021, the Company had a cash balance of approximately $308,000 and working capital of approximately $418,000. The Company plans its cash spending based on availability of funds.

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

Other than disclosed in Section F - Tabular Disclosure Of Contractual Obligations, the Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations.

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

Average annual prices for copper, molybdenum, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017	2.88/lb	7.26 /lb	1,275/oz	17.01/oz
2018	2.96/lb	11.94/lb	1,269/oz	15.71/oz
2019	2.72/lb	11.36/lb	1,393/oz	16.21/oz
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021 (to the date of this Annual Report)	4.14/lb	13.41/lb	1,805/oz	26.42/oz

E.
OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2021:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt Obligations (gross amount)	$ 1,000,000	$ –	$ –	$ 1,000,000	$ –
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	134,275	23,416	52,291	56,221	2,347
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities Reflected on the Company's Balance Sheet under IFRS	–	–	–	–	–
Total	$ 1,134,275	$ 23,416	$ 52,291	$ 1,056,221	$ 2,347

The Company has no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G.
SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Diane Nicolson(2)	1965	President, CEO and Director	January 2008
Sebastian Tang(3)	1976	Chief Financial Officer	July 2020
Trevor Thomas	1967	Secretary	February 2008
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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Heatherdale Resources Ltd.	Director	November 2009	August 2020
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	February 2019
Taseko Mines Limited	Director	January 1991	Present

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Heatherdale Resources Ltd.	Secretary	June 2013	August 2020
Mineral Mountain Resources Ltd.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Quadro Resources Ltd.	Director	July 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Taseko Mines Limited	Secretary	July 2008	Present

B.
COMPENSATION

During the Company's financial year ended March 31, 2021, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $197,332.

Diane Nicolson, President and Chief Executive Officer, Ronald W. Thiessen, Former Chief Executive Officer, Sebastian Tang, Chief Financial Officer, Michael Lee, Former Chief Financial Officer, and Luqman Khan, Former Chief Financial Officer are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure. The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2021 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation($)		Pension value ($)	All other compensation ($)	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Diane Nicolson President and Chief Executive Officer, Director (2)	2021	$187,332	Nil	Nil	Nil	Nil	Nil	Nil	$187,332
	2020	$195,000	Nil	Nil	Nil	Nil	Nil	Nil	$195,000
	2019	$213,000	Nil	Nil	Nil	Nil	Nil	Nil	$213,000
Ronald Thiessen Chief Executive Officer (1) (2)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sebastian Tang Chief Financial Officer (1) (4)	2021	$10,000	Nil	Nil	Nil	Nil	Nil	Nil	$10,000
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Lee Chief Financial Officer (1)(3)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	$22,000	Nil	Nil	Nil	Nil	Nil	Nil	$22,000
	2019	$3,000	Nil	Nil	Nil	Nil	Nil	Nil	$3,000
Luqman Khan Chief Financial Officer (1) (3)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	$16,000	Nil	Nil	Nil	Nil	Nil	Nil	$16,000
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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2021 is as set out below:

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

Composition of the Audit Committee

As of the date of this document, the members of the audit committee were Scott Cousens, Barry Coughlan and Diane Nicolson. All members are financially literate. Messrs. Cousens and Coughlan are independent.

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

D.
EMPLOYEES

At March 31, 2021, Amarc had the following employees:

	March 31,2021	March 31,2020	March 31,2019
Full-time salaried	–	–	–
Hourly	1	2	2

Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E.
SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2021, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 31,037,495 common shares (17.19%), or 44,037,495 (22.75%) on a diluted basis.

As at March 31, 2021, the Company's directors and senior management beneficially own the following number of the Company's common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
Barry Coughlan (3)	86,000 common shares	0.05%
Scott D. Cousens (3)	148,300 common shares	0.08%
Robert A. Dickinson (2)	29,955,195 common shares 11,000,000 share purchase warrants	16.59%
Diane Nicolson (3)	718,000 common shares 2,000,000 share purchase options	0.40%
Sebastian Tang	Nil common shares	0.00%
Trevor Thomas	130,000 common shares	0.07%
Total	31,037,495 common shares 11,000,000 purchase warrants 2,000,000 share purchase options	17.19%
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
(3)
Member of the audit committee.

Share Option Plan

As of the date of this document, there were 2,000,000 options outstanding pursuant to the Company's share option plan (the “Plan”), described below, and an aggregate of 16,060,289 common shares remained available for issuance pursuant to the Plan, described below.

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

Shareholder	Securities Beneficially Owned or Controlled	As a % of the outstanding common shares
Sun Valley Gold Master Fund Ltd	14,615,384	8.09%
Robert A. Dickinson	29,955,195	16.59%

For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of the date of this document, Amarc had authorized unlimited common shares without par value, of which 180,602,894 were issued and outstanding. Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this Annual Report, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	27	161,109,126	89.21%
United States	8	17,955,306	9.94%
Other	1	1,538,462	0.85%
TOTALS	36	180,602,894	100.00%

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

The disclosure for the transactions with HDSI has been included in note 11 of the accompanying financial statements of the Company.

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

In December 2019, the Company entered into a loan agreement (the “Second Bridge Loan”) with a director of the Company (the “Second Bridge Lender”), pursuant to which the Second Bridge Lender advanced to the Company a principal sum of $300,000 with a 6-month term and bearing interest at a rate of 10% per annum. In August 2020, the principal and interest balances of the Second Bridge Loan were fully repaid.

Refer to note 9 of the accompanying financial statements of Amarc for additional monetary disclosures about the abovementioned loans.

C.
INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8
FINANCIAL INFORMATION

A.
FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2021, 2020 and 2019. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture and on the OTCQB.

	TSX Venture Exchange		OTCBB/OTCQB
Fiscal Year Ended March 31,	High(Cdn$)	Low(Cdn$)	High(US$)	Low(US$)
2021	0.13	0.03	0.09	0.02
2020	0.08	0.02	0.06	0.02
2019	0.14	0.04	0.11	0.03
2018	0.26	0.12	0.21	0.09
2017	0.16	0.06	0.12	0.04
2016	0.17	0.04	0.14	0.02
2015	0.18	0.06	0.13	0.05

	TSX Venture Exchange		OTCQB
Fiscal Quarter	High(Cdn$)	Low(Cdn$)	High(US$)	Low(US$)
Q4 2021	0.13	0.05	0.09	0.04
Q3 2021	0.08	0.05	0.06	0.04
Q2 2021	0.08	0.04	0.07	0.02
Q1 2021	0.04	0.03	0.03	0.02
Q4 2020	0.08	0.02	0.06	0.02
Q3 2020	0.06	0.03	0.04	0.02
Q2 2020	0.06	0.04	0.05	0.03
Q1 2020	0.07	0.04	0.05	0.03
Q4 2019	0.07	0.07	0.05	0.05
Q3 2019	0.10	0.04	0.07	0.04
Q2 2019	0.10	0.06	0.07	0.04
Q1 2019	0.14	0.08	0.11	0.07
Q4 2018	0.17	0.12	0.14	0.09
Q3 2018	0.20	0.14	0.15	0.11
Q2 2018	0.26	0.17	0.21	0.13
Q1 2018	0.21	0.14	0.15	0.11
Q4 2017	0.16	0.08	0.12	0.06
Q3 2017	0.11	0.07	0.08	0.05
Q2 2017	0.13	0.08	0.10	0.06
Q1 2017	0.08	0.06	0.06	0.04

	TSX Venture Exchange		OTCQB
Month	High(Cdn$)	Low(Cdn$)	High(US$)	Low(US$)
July 2021 (to the date of this Annual Report)	0.14	0.12	0.11	0.10
June 2021	0.14	0.12	0.11	0.10
May 2021	0.18	0.12	0.15	0.09
April 2021	0.14	0.11	0.11	0.09
March 2021	0.13	0.06	0.09	0.05
February 2021	0.07	0.06	0.06	0.05
January 2021	0.08	0.05	0.06	0.04

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

F.
DIVIDENDS AND PAYING AGENTS

Not applicable.

G.
STATEMENT BY EXPERTS

Not applicable.

H.
DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing on EDGAR, or at the offices of Amarc, Suite 1400 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of Amarc at 604-684-6365, attention: Corporate Secretary. Copies of Amarc's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.
SUBSIDIARY INFORMATION

Not applicable.

ITEM 11
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.
RISK RELATED TO COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact the Company’s business and results of operations and the operations of contractors and service providers. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and the Company’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the JOY, IKE and DUKE Districts could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations and could delay its plans for development of its districts.

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

D.
INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc's liabilities consist of routine accounts payable, balance due to a related party, and a loan payable to a director of the Company. The loans bear fixed interest rates. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to Note 8 of the accompanying audited annual financial statements for the year ended March 31, 2021.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2021.

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

Services:		Year ended March 31, 2021	Year ended March 31, 2020
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$20,000	$20,000
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

ITEM 16E
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2021, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F
CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G
CORPORATE GOVERNANCE

Not applicable.

ITEM 16H
MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17
FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18
FINANCIAL STATEMENTS

The following are incorporated herein:

●
Report of the Company's independent registered public accountants, De Visser Gray LLP, dated July 27, 2021;
●
Statements of financial position as at March 31, 2021 and March 31, 2020;
●
Statements of loss for the years ended March 31, 2021, March 31, 2020, and March 31, 2019;
●
Statements of other comprehensive loss (income) for the years ended March 31, 2021, March 31, 2020, and March 31, 2019;
●
Statements of cash flows for the years ended March 31, 2021, March 31, 2020, and March 31, 2019;
●
Statements of changes in equity for the years ended March 31, 2021, March 31, 2020, and March 31, 2019; and
●
Notes to annual financial statements.

AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amarc Resources Ltd.,

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Amarc Resources Ltd. (“the Company”), which comprise the consolidated statements of financial position as at March 31, 2021 and 2020 and the consolidated statements of income (loss), comprehensive income (loss), changes in (deficiency) equity and cash flows for each of the years in the three year period ended March 31, 2021, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2021 and 2020 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission andthe PCAOB.

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

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value determination of proceeds received from the sale of an exploration property
As described in Notes 4 and 7 to the consolidated financial statements, the proceeds received onthe Company’s divestment of its Newton Property during the current year included non-cash consideration of the purchaser, which required management to use significant judgement in the measurement of the fair values of these instruments. The fair value of the common shares received was determined based on the closing share price of the purchaser’s common shares on the date of purchase. The fair value of the warrants received was determined based on a valuation model which requires significant judgement as to the determination of the inputs used. Subsequent to the initial measurement of the transaction these financial assets were re-valued asat March 31, 2021, with the change in fair value recognized in other comprehensive income.

The principal considerations for our determination that the fair value determination of these non-cash proceeds is a critical audit matter are: (i) materiality of the amounts involved in respect to quantum; (ii) there was significant judgement by management when determining the inputs to the valuation model used to value the warrants; and (iii) a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s valuation model and the significant assumptions including volatility in share price and discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) testing management’s process for determining the fair value of proceeds received, including evaluating the appropriateness of the valuation model; (ii) testing the completeness and accuracy of underlying data used in the model and evaluating the reasonableness of the significant estimates and assumptions used by management; and (iii) considering whether the financial statements fairly disclosed the inherent uncertainties applicable to these fair value measurements.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
July 27, 2021

We have served as the Company’s auditor since 1995.

Amarc Resources Ltd.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Note	March 31, 2021	March 31, 2020
ASSETS

Current assets
Cash	3, 10(b)	$308,085	$249,183
Amounts receivable and other assets	6	47,380	83,378
Marketable securities	4, 7(e)	1,026,418	18,356
		1,381,883	350,917
Non-current assets
Restricted cash	5	178,487	178,143
Total assets		$1,560,370	$529,060

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	$168,195	$100,075
Balance due to related parties	11	795,239	591,979
Director's loan	9	–	300,000
		963,434	992,054
Non-current liabilities
Director's loan	9	570,000	512,119

Total liabilities		1,533,434	1,504,173

Shareholders' equity
Share capital	10	64,744,721	64,341,556
Reserves	10	4,834,306	5,631,897
Accumulated deficit		(69,587,867)	(70,948,566)
		(8,840)	(975,113)

Total liabilities and shareholders' equity		$1,524,594	$529,060

Nature of operations and going concern (note 1)
Events after the reporting period (note 15)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

Amarc Resources Ltd.
Consolidated Statements of Income (Loss)
(Expressed in Canadian Dollars, except for weighted average number of common shares)

		Year ended March 31,
	Note	2021	2020	2019

Expenses	11,13
Exploration and evaluation		$(1,395,645)	$(1,637,479)	$(5,390,102)
Assays and analysis		152,093	130,666	354,492
Drilling		146,886	–	800,682
Equipment rental		1,769	4,350	103,425
Geological, including geophysical		475,380	693,016	1,295,699
Helicopter and fuel		208,347	25,064	934,727
Property acquisition and assessments costs		55,436	428,959	652,926
Site activities		182,238	178,443	963,826
Socioeconomic		99,527	156,713	192,517
Technical data		63,206	–	–
Travel and accommodation		10,763	20,268	91,808

Administration		(629,974)	(855,869)	(913,897)
Legal, accounting and audit		45,828	161,450	33,106
Office and administration	13(b)	416,924	550,534	656,569
Shareholder communication		123,925	84,608	155,126
Travel and accommodation		10,763	14,179	32,891
Trust and regulatory		32,534	45,098	36,205

Equity-settled share-based compensation		(17,888)	(42,124)	–

Cost recoveries	7(d)	1,350,891	1,491,626	4,538,604

Non-refundable contribution of an option agreement	7(d)	260,115	–	–
Proceeds from disposal of mineral property	7(e)	1,934,500	–	–
		1,501,999	(1,043,846)	(1,765,395)
Other items
Finance income		26,904	5,558	38,016
Interest expense – director's loans	10	(111,354)	(105,630)	(90,000)
Transaction cost – director's loans	10	(57,881)	(108,768)	(130,256)
Foreign exchange loss		1,031	(848)	(933)
Net income (loss)		$1,360,699	$(1,253,534)	$(1,948,568)

Basic and diluted earnings (loss) per common share		$0.01	$(0.01)	$(0.01)

Weighted average number of common
shares outstanding		178,666,081	171,767,287	169,504,538

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

	Year ended March 31,
	2021	2020	2019
Net income (loss)	$1,360,699	$(1,253,534)	$(1,948,568)

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit and loss: Revaluation of marketable securities	(626,438)	(11,234)	2,737
Total other comprehensive income (loss)	(626,438)	(11,234)	2,737

Comprehensive income (loss)	$734,261	$(1,264,768)	$(1,945,831)

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.
Consolidated Statements of Changes in (Deficiency) Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Numberof shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2018	168,786,227	$63,884,056	$2,202,640	$57,459	$2,882,923	$(67,781,665)	$1,245,413
Net loss for the year	–	–	–	–	–	(1,948,568)	(1,948,568)
Other comprehensive (loss) for the year	–	–	–	2,737	–	–	2,737
Total comprehensive loss	–	–	–	2,737	–	(1,948,568)	(1,945,831)

Issuance of common shares pursuant to property agreements	1,816,667	157,500	–	–	–	–	157,500
Gain on disposition of equity investments at FVTOCI	–	–	–	(40,677)	–	40,677	–
Balance at March 31, 2019	170,602,894	$64,041,556	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)

Balance at April 1, 2019	170,602,894	$64,041,556	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)
Net income for the year	–	–	–	–	–	(1,253,534)	(1,253,534)
Other comprehensive (loss) for the year	–	–	–	(11,234)	–	–	(11,234)
Total comprehensive loss	–	–	–	(11,234)	–	(1,253,534)	(1,264,768)

Issuance of share purchase warrants	–	–	–	–	490,449	–	490,449
Issuance of common shares pursuant to property agreements	5,000,000	300,000	–	–	–	–	300,000
Equity-settled share-based compensation	–	–	42,124	–	–	–	42,124
Gain on disposition of equity investments at FVTOCI	–	–	–	5,476	–	(5,476)	–
Balance at March 31, 2020	175,602,894	$64,341,556	$2,244,764	$13,761	$3,373,372	$(70,948,566)	$(975,113)

Balance at April 1, 2020	175,602,894	$64,341,556	$2,244,764	$13,761	$3,373,372	$(70,948,566)	$(975,113)
Net income for the period	–	–	–	–	–	1,360,699	1,360,699
Other comprehensive (loss) for the year	–	–	–	(626,438)	–	–	(626,438)
Total comprehensive loss	–	–	–	(626,438)	–	1,360,699	734,261

Equity-settled share-based compensation	–	–	(17,888)	–	–	–	(17,888)
Shares issued through exercise of warrants	5,000,000	403,165	–	–	(153,265)	–	249,900
Balance at March 31, 2021	180,602,894	$64,744,721	$2,226,876	$(612,677)	$3,220,107	$(69,587,867)	$(8,840)

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2021	2020	2019
Operating activities
Income (loss) for the year		$1,360,699	$(1,253,534)	$(1,948,568)
Adjustments for non-cash items:
Equity-settled share-based compensation		17,888	42,124	157,500
Finance income		–	(5,558)	–
Proceeds from disposal of mineral property		(1,934,500)	–	–
Non-cash property payments		–	300,000	130,256
Interest expense – director's loans	9	111,354	105,630	(38,016)
Transaction cost – director's loans	9	57,881	108,768	90,000
Changes in working capital items:
Amounts receivable and other assets		35,998	224,217	(222,021)
Restricted cash		(344)	(5,000)	–
Accounts payable and accrued liabilities		68,120	64,111	(328,134)
Advanced contributions received		–	(189,021)	74,056
Balance due to related parties		91,906	289,320	(913,693)
Net cash used in operating activities		(190,998)	(318,943)	(2,998,620)

Investing activities
Proceeds from disposition of marketable securities		–	5,476	38,016
Proceeds from disposition of mineral properties		300,000	–	–
Interest received		–	5,558	25,131
Net cash provided by investing activities		300,000	11,034	63,147

Financing activities
Net proceeds from issuance of common shares pursuant to
exercise of share purchase warrants	10(b)	249,900	–	–
Proceeds from director's loan	9	–	675,000	–
Repayment of director's loans	9	(300,000)	(375,000)	–
Interest paid on director's loans	9	–	(25,904)	(90,000)
Net cash (used in) provided by financing activities		(50,100)	274,096	(90,000)

Net increase (decrease) in cash		58,902	(33,813)	(3,025,473)
Cash, beginning balance		249,183	282,996	3,308,469
Cash, ending balance	4	$308,085	$249,183	$282,996

Supplemental Cash Flow Information:

Non-cash investing activities
Fair value of common shares received as part of proceeds from
disposition of mineral properties		$907,500	$–	$–
Fair value of warrants received as part of proceeds from disposition
of mineral properties		$727,000	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 14th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

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

These consolidated financial statements as at and for the year ended March 31, 2021 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2021, the Company had cash of $308,085, working capital of $418,449, and accumulated deficit of
$69,587,867.

These material uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

Management believes that it is able to maintain its core mineral rights in good standing for the next 12 month period. The Company is continually seeking opportunities for additional funding and has reasonable expectation that it will succeed in raising additional funds when necessary. However, there can be no assurance that the Company will obtain the required additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further untiladditional funds can be raised through financing activities.

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact Amarc’s business and results of operations and the operations of contractors and service providers. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information thatmay emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and Amarc’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the JOY, IKE and DUKE Districts could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations and could delay its plans for development of its districts.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

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

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting year ended March 31, 2021.

The Board of Directors of the Company authorized these Financial Statements for issuance on July 27, 2021.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statementsof the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement (note 7(b)). As at March 31, 2021 and 2020, the Subco did not have any assets, liabilities, income or expenses. Intercompany balances and transactions are eliminated in full on consolidation. On March 30, 2021, the Subco was dissolved.

(c)
Significant accounting estimates and judgements

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts ofassets and liabilities, income and expenses. Actual results may differfrom these estimates.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

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

(e)
Financial instruments

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition. The directly attributable transaction costs of a financial asset classified at FVTPL are expensed in the period in which they are incurred.

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
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

Financial assets measured at fair value through other comprehensive income

A debt investment is measured at fair value through other comprehensive income (“FVTOCI”) if it meets both the following conditions and is not designated as at FVTPL:

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

Financial liabilities	Classification

Accounts payable and accrued liabilities	Amortized cost
Balance due to related parties	Amortized cost

Financial assets	Classification

Cash	Amortized cost
Marketable securities	FVTOCI
Restricted cash	Amortized cost
Amounts receivable and other assets	Amortized cost

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

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

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2021, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2021.

(h)
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

(j)
Equity-settled share-based payments

The share purchase option plan allows employees and consultants of the Company to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee orconsultant expense with a corresponding increase in the share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal and tax purposes (direct employee) or provides services similar to those performed by a direct employee.

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

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

(k)
Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards toprevious years.

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

Flow-through Shares

The Company will, from time-to-time, issue flow-through common shares to finance a portion of its exploration programs. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures toinvestors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes this liability and recognizes this premium a other income, offsetting any expense associated with the Company’s expenditure of the flow-through proceeds.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

(l)
Restoration, rehabilitation and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration ordevelopment of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability at the time the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the project or asset, the conditions imposed by the relevant permits, and, when applicable, the jurisdiction in which the project or asset is located.

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

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2021.

(m)
Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

(n)
Government assistance

When the Company is entitled to receive the BC Mineral Exploration Tax Credit (“BCMETC”) and other government grants, this government assistance is recognized as a cost recovery when there is reasonable assurance of recovery. Any amounts accrued or received, typically remain subject to review and revision by government authorities. It is not possible to predict the occurrence or outcome of such actions in advance.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

(o)
Recent accounting pronouncements

Amendments to IFRS 3, Business Combinations ("IFRS 3")

The Company adopted the amendments to IFRS 3 in the current year, although there was no impact on Company. The amendments relate to the definition of a business and clarify that whilea business usually has outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The amendments remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs. The amendments also introduce additional guidance that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after April 1, 2020.

Adoption of Other Narrow Scope Amendments to IFRSs and IFRS Interpretations

The Company also adopted other amendments to IFRSs, which were effective for accounting periods beginning on or after April 1, 2020. The adoption had no impact on the Financial Statements.

New and Revised IFRS, Narrow Scope Amendments to IFRS and IFRS Interpretations not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after March 31, 2021. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption; however, the pronouncement below may have an impact in future periods.

Amendments to IAS 16, Property, Plant and Equipment

The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and equipment ("PPE") to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of PPE while the Company is preparing the asset for its intended use. Instead, salesproceeds and the cost of producing these items will be recognized in profit or loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

3.
CASH

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

4.
MARKETABLE SECURITIES

As at March 31, 2021, the fair value of its current holdings was $1,026,418 (March 31, 2020-

$18,356) and the negative change of fair value adjustment of $626,438 for the year ended March 31, 2021 (March 31, 2020 – negative change of fair value adjustment of $11,234). The marketable securities include
5.5 million units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on TSX-V exchange (note 7(e)).

Continuity table:

	Year ended	Year ended
	March 31, 2021	March 31, 2020
Balance – beginning of year	$18,356	$35,067
Disposition of marketable securities	-	(5,477)
Received as option payments (note 7(e))	1,634,500	-
Revaluation of marketable securities	(626,438)	(11,234)
Balance – end of year	$1,026,418	$18,356

Company	Shares/Warrants Held	Cost	Fair Value	Fair Value Increase (Decrease)
Carlyle Commodities Corp - Shares	5,500,000	907,500	577,500	(330,000)
Carlyle Commodities Corp - Warrants	5,500,000	727,000	421,000	(306,000)
Other	2,275,002	18,356	27,918	9,562
		1,652,856	1,026,418	(626,438)

5.
RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

6.
AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31, 2021	March 31, 2020
Sales tax refundable	$17,011	$16,858
Contribution receivable	9,851	-
Prepaid insurance	20,518	66,520
Total	$47,380	$83,378

7.
EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

Below is a summary of the Company’s major exploration projects on the basis of where the Company is currently incurring the majority of its exploration work.

(a)
IKE District

The IKE District is located in south-central BC and is comprised of the IKE, Granite, Galore and Juno Properties. In July 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement (the “IKE Agreement”) with Hudbay Minerals Inc. (“Hudbay”) pursuant to which Hudbay would acquire, through a staged investment process, up to a 60% ownership interest in the IKE District.

The Company initially recorded the amounts of contributions received or receivable from Hudbay pursuant to the IKE Agreement as a liability (advanced contributions received) in the Consolidated Statements of Financial Position, and subsequently recognized amounts as cost recoveries in the Consolidated Statements of Loss as the Company incurred the related expenditures.

In January 2019, the Company announced that Hudbay had relinquished its option to earn an interest in the IKE District. As a result of the termination, the Company currently maintains a 100% interest in the IKE District.

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

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

The entire project is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

(b)
JOY District

The JOY District, located in north-central BC, comprises the JOY and PINE Properties, and also the “Staked Claims” acquired directly by the Company. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors to purchase 100% of the JOY Property for the reimbursement of the vendor’s direct acquisition costs of $335,299. The property is subject to an underlying NSR royalty held by a former owner which is capped at $3.5 million.

In August 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement (the “JOY Agreement”) with Hudbay pursuant to which Hudbay may acquire, through a staged investment process, up to 60% ownership in the JOY Property. This was later amended to include the PINE Property and Staked Claims, collectively the JOY District.

The Company initially recorded the amounts of contributions received or receivable from Hudbay pursuant to the JOY Agreement as a liability (advanced contributions received) in the Consolidated Statements of Financial Position, and subsequently reallocated amounts to cost recoveries in the Consolidated Statements of Loss as the Company incurs related expenditures.

In January 2019, the Company announced that Hudbay had relinquished its option to earn an interest in the JOY District. As a result of the termination, the Company currently maintains a 100% interest in the JOY District.

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

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula property, located internal to the wider JOY District tenure. The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

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

Refer to Note 15 for the JOY District Agreement with Freeport entered into subsequent to March 31, 2021.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

(c)
DUKE District

The DUKE District is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors to purchase a 100% interest in the DUKE District for the reimbursement of the vendor’s direct acquisition costs of $168,996.

(d)
Operated Properties

During the current year, Amarc operated programs on two exploration properties owned by a related party, Jake and Mack (the “Operated Properties”), for the claim optionee on a cost recovery basis (note 11(c)).

During the current year, Amarc received a non-refundable payment of US$200,000 (CDN$260,115) pursuant to an option agreement whereby an arms-length third party optionee has the right to earn a 51% interest in the Windfall Project, being 25 mineral claims in the IKE district (note 7(a)), by spending US$4.2 million on exploration by October 21, 2022. Thereafter, the optionee can joint venture the project with Amarc or increase its interest to 80% by making additional expenditures after which the joint venture would be formed or the residual 20% sold to the optionee for a price to be negotiated. On May 25, 2021, this option agreement was terminated by mutual consent of both Amarc and the optionee.

Included in cost recoveries are BCMETC refunds totaling $820,075 received in the year ended March 31, 2021 ($Nil – March 31, 2020; $Nil – March 31, 2019).

(e)
Divestment of the Newton Property

On December 16, 2020 (the “Closing Date”), the Company closed the sale of its Newton property (“Newton”) located in south-central British Columbia (“BC”) to Isaac Mining Corp.(“IMC”), an arms- length private company and a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”) (CSE:CCC, FSE:1OZ, OTC:DLRYF). Amarc has received consideration comprising total cash of$300,000 from IMC and 5.5 million equity units (common share plus warrant) in Carlyle. The 5.5 million warrants are exercisable at $0.50 per warrant with an expiry date on December 8, 2025. The fair value of the 5.5 million shares of Carlyle on the Closing Date was recorded at $907,500 measured at $0.165, the closing quote of Carlyle’s common shares on December 16, 2020. The fair value of the 5.5 million warrants of Carlyle on the Closing Date is recorded was $727,000 using the Black-Scholes option pricing model. The fair value was calculated based on the following weighted average assumptions: Risk free-interest rate – 0.38%; Dividend yield – 0.00%; Expected volatility – 139.0%; Expected life – 4.98 years. The fair value of the aggregate consideration totalled $1,934,500 and is recorded as proceeds from sale of mineral property in the Statement of Income for the year ended March 31, 2021.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

  8.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2021	March 31, 2020
Accounts payable	$168,195	$100,075
Total	$168,195	$100,075

  9.
DIRECTOR’S LOANS

	Year ended March 31, 2021	Year ended March 31, 2020
Opening balance	$812,119	$893,800
Principal advances	-	675,000
Principal repayments	(300,000)	(375,000)
Transaction costs	-	(490,449)
Amortization of transaction costs	57,881	108,768
Closing balance	$570,000	$812,119

	March 31, 2021	March 31, 2020
Current portion	$-	$300,000
Non-current portion	570,000	512,119
Total	$570,000	$812,119

Finance expenses	For the year ended March 31,
	2021	2020	2019
Interest on director’s loan	$111,354	$105,630	$90,000
Amortization of transaction costs	57,881	108,768	130,256
Total	$169,235	$214,398	$220,256

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

(a)
2019 loan

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26,2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum.

Pursuant to the Loan, the Company issued to the Lendera loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share (note 10(c)(i)). The warrants are exercisable into common shares or flow-through common shares at the election of the Lender upon exercise.

(b)
2019 bridge loans

In July and August 2019, the Company entered into certain loan agreements (collectively the “Bridge Loans”) with a director of the Company and a private company wholly-owned by a director of the Company (collectively the “Bridge Lenders”), pursuant to which the Bridge Lenders advanced to the Company an aggregate principal sum of $375,000 with a 1-year term and bearing interest at 10% per annum. The Bridge Loans were fully repaid in September 2019.

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

In August 2020, the principal and interest balances of the Second Bridge Loan were fully repaid.

10.
SHARE CAPITAL AND RESERVES

(a)
Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2021, there were 180,602,894 Common Shares issued and outstanding (March 31, 2020 – 175,602,894).

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

On August 20, 2020, 3,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $150,000 (note 9(a)).

On October 2, 2020, 2,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $100,000 (note 9(a)). $100 related to flow-through tax filing has been deducted from the gross proceeds as issuance costs.

Approximately $167,000 of the flow-through proceeds received were renounced to the shareholder as at December 31, 2020. The Company recognized no flow-through premium in excess of the fair value of these common shares at their dates of issuance.

As at March 31, 2021, the amount of flow-through proceeds remaining to be expended is approximately $83,000, which must be incurred on or before December 31, 2023.

(c)
Share purchase options

The following summarizes changes in the Company’s share purchase options (the “Options”):

		March 31, 2021		March 31, 2020
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding - beginning balance	$0.05	2,000,000	$-	-
Granted	–	–	0.05	2,000,000
Outstanding - beginning balance	$0.05	2,000,000	$0.05	2,000,000

Award vesting in several tranches ranging from 6 monthsto 18 months from the date of grant.

During the year ended March 31, 2021, the Company recognized share-based compensation expense of $17,888 (2020 – $42,124).

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

The following summarizes information on the options outstanding and exercisable as at March 31, 2021:

	Options outstanding		Options exercisable
Exercise price	Number of Options	Weighted average remaining contractual life (years)	Number of Options	Weighted average remaining contractual life (years)
$ 0.05	2,000,000	3.51	500,000	3.51
Total	2,000,000	3.51	500,000	3.51

(d)
Share purchase warrants

The following common share purchase warrants were outstanding at March 31, 2021 and 2020:

	Exercise price	March 31, 2021	March 31, 2020
Issued pursuant to a loan agreement (note 9(a))	$0.05	16,000,000	16,000,000
Exercised	$0.05	(5,000,000)	–
Total		11,000,000	16,000,000

(i)
2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (note 9(a)). The fair value of these warrants at issue was determined to be $490,449 at $0.03 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.57%; expected volatility of 144%; underlying market price of $0.035; strike price of $0.05; expiry term of 5 years; and, dividend yield of nil.

11.
RELATED PARTY TRANSACTIONS

Balances due to related parties	March 31, 2021	March 31, 2020
Bookskipper Accounting & Tax Services	$1,050	$-
Hunter Dickinson Services Inc.	614,352	507,232
Robert Dickinson (interest payable)	174,816	79,726
United Mineral Services Ltd.	5,021	5,021
Total	$795,239	$591,979

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

(a)
Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 9 includes the details of loans with a director of the Company and a private company wholly-owned by a director of the Company. Note 7(b) and 7(c) includes the details of the acquisition of mineral property interests from a private company wholly-owned by a director of the Company.

During the year ended March 31, 2021 and 2020, the Company’s President, Chief Executive Officer and Director; and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (“HDSI”) (note 11(b)).

During the year ended March 31, 2021, the Company incurred a $10,000 (March 31, 2020 - $nil) fee for the services provided by the Chief Financial Officer.

There were no other transactions with KMP during the year ended March 31, 2021 and 2020.

(b)
Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and itis at Amarc’s discretion that HDSI providescertain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s Chief Executive Officer, President and Director, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time isa function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third-party costs are billed at cost, without markup.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than thepayment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

Transactions with HDSI	For the years ended March 31,
(rounded to the nearest thousand CAD)	2021	2020	2019
Services received from HDSI and as requested by the Company	$914,000	$1,272,000	$1,620,000
Information technology – infrastructure and support services	60,000	60,000	60,000
Reimbursement, at cost, of third-party expenses incurred by HDSI on behalf of the Company	79,000	104,000	63,000
Total	$1,053,000	$1,436,000	$1,745,000

(c)
United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

During the year ended March 31, 2021, UMS reimbursed the Company an aggregate of $139,160 for additional cost related to exploration programs on its operated properties described at note 7(d). The following is a summary of transactions with UMS that occurred during the reporting period:

Transactions with UMS	For the years ended March 31,
(rounded to the nearest thousand CAD)	2021	2020	2019
Services received from UMS and as requested by the Company	$-	$813	$36,000
Interest andfinance charges	-	616	–
Reimbursement of third-party expenses incurred by UMS on behalf of the Company	138,009	8,442	19,000
Total	$138,009	$9,871	$55,000

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

12.
INCOME TAXES

(a)
Provision for current tax

No provision has been made for current income taxes as the Company has no taxable income.

(b)
Provision fordeferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

At March 31, 2021, the Company had unused non-capital loss carry forwards of approximately $10,700,000 (March 31, 2020 – $9.8 million; March 31, 2019 – $8.8 million).

At March 31, 2021, the Company had resource tax pools of approximately $31,000,000 (March 31, 2020 – $31.3 million; March 31, 2019 – $30.6 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

(c)
Reconciliation of effective tax rate

	March 31, 2021	March 31, 2020
Income (loss) for the year	$1,360,699	$(1,253,534)
Total income tax expense	–	–
Loss excluding income tax	1,360,699	(1,253,534)

Income tax expense (recovery) using the Company’s tax rate	367,000	(388,000)
Non-deductible expenses and other	(577,000)	(114,000)
Temporary difference booked to reserve	(16,000)	(2,000)
Deferred income tax assets not recognized	194,000	454,000
	$–	$–

The Company’s statutory tax rate was 27% (2020 – 27%; 2019 – 27%) and its effective tax rate is nil (2020 – nil; 2019 – nil).

(d)
Deductible temporary differences

At March 31, 2021, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

Expiry	Tax losses (capital)	Tax losses (non-capital)	Resources pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	–	–	21,000
After five years	–	10,730,000	–	1,011,000
No expiry date	1,294,000	–	31,201,000	77,000
	$1,294,000	$10,730,000	$31,201,000	$1,109,000

13.
SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a)
Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

Employees’ salaries and benefits	For the years ended March 31,
(rounded to the nearest thousand CAD)	2021	2020	2019
Salaries and benefits included in the following: Exploration andevaluation expenses	$576,000	$856,000	$1,268,000
Administration expense 1	363,000	454,000	571,000
Total	$939,000	$1,310,000	$1,839,000
1
This amount includes salaries and benefits included in office and administration expenses (note 13(b)) as well as other salaries and benefits expenses classified as administration expenses.

(b)
Office and administration expenses

Office and administration expenses include the following:

Office and administration expenses	For the years ended March 31,
(rounded to the nearest thousand CAD)	2021	2020	2019
Salaries and benefits	$300,000	$414,000	$501,000
Insurance	79,000	55,000	74,000
Data processing and retention	23,000	60,000	60,000
Other office expenses	15,000	21,000	22,000
Total	$417,000	$550,000	$657,000

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
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

There were no changes to the Company’s approach to capital management during the year ended March 31, 2021.

(b)
Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value based on quoted prices in active markets.

As at March 31, 2021 and 2020, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

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

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

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

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impactinterest income earned.

As at March 31, 2021 and 2020, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2021 and 2020, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

15.
EVENTS AFTER THE REPORTING PERIOD

(a)
Sublease Agreement

On April 22, 2021, the Company and HDSI entered into a sublease agreement for renting an office space in Vancouver British Columbia (the “2021 Office Sublease Agreement”). Pursuant to the Sublease Agreement, the sublease term commences on May 1, 2021 and expires on April 29, 2026. The Company as the sublease tenant will pay HDSI the sublandlord the basic rent according to the following schedule:

Rent Periods	Basic Rents
May 1, 2021 to April 30, 2022	$25,545
May 1, 2022 to April 30, 2023	25,545
May 1, 2023 to April 30, 2024	26,855
May 1, 2024 to April 30, 2025	28,165
May 1, 2025 to April 29, 2026	28,165
Total	$134,275

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars, unless otherwise stated)

(b)
JOY District Agreement with Freeport

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “EIA”) whereby Freeport may acquire up to a 70% ownership interest of the Company’s Joy porphyry Cu-Au District Property (See Note 7(b)).

Under the terms of the EIA, Freeport has a two-stage option to earn up to a 70% ownership interest in themineral claims comprising the JOY District, plus other rights and interests, over a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5- year term. During the first year of the earn-in, a $4 million work program is planned in the JOY District.

These optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to operate the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% interest, for a total 70% interest by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

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

AMARC RESOURCES LTD.

DATED: July 27, 2021	By:	/s/ Sebastian Tang
Sebastian Tang
Chief Financial Officer