Form 20-F
period 2022-03-31
AMARC RESOURCES LTD
filed 2022-08-15
CIK 1175596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

Thomas Wilson, Chief Financial Officer

tomwilson@amarcresources.com

Phone: 604-561-2873

Facsimile No.: (604) 639-9209

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

186,602,894 common shares as of March 31, 2022

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

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

Except as noted, the information set forth in this Annual Report is as of August 12, 2022 and all information included in this document should only be considered correct as of such date.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Coast Plutonic Complex (“CPC”)

The CPC comprises a chain of overlapping batholiths (large bodies of igneous rock) formed as a result of subduction of oceanic crust beneath the western margin of North America, from approximately Early Jurassic to Early Tertiary time (Schiarizza et al. 1997).

Epithermal Deposit	Deposits formed when the fluids are directed through a structure where the temperature, pressure and chemical conditions are favourable for the deposition of ore minerals, including native gold.
Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has a high content of quartz.

Mineral Symbols	Au – gold; Ag – silver; Cu – copper; Mo – molybdenum.

Net Smelter Return (NSR) Royalty	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet-hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
Replacement Deposit	Deposit formed by chemical processes that dissolve a rock and deposit a new assemblage of minerals in its place.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated.

Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

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

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2022	2021	2020	2019	2018
Equipment, net	$–	$–	$–	$–	$–
Total assets	991	1,560	529	799	3,625
Total liabilities	1,620	1,533	1,504	1,342	2,379
Working capital surplus (deficit)	(889)	418	(641)	(716)	1,836
Share capital	65,229	64,745	64,342	64,042	63,884
Reserves	4,094	4,834	5,632	5,105	5,143
Accumulated deficit	(69,952)	(69,588)	(70,949)	(69,690)	(67,782)
Net assets (liabilities)	(628)	27	(975)	(543)	1,246
Shareholders' equity (deficiency)	(628)	27	(975)	(543)	1,246

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2022	2021	2020	2019	2018
Interest and other income	$(19)	$(27)	$(6)	$(38)	$(27)
General and administrative expenses	601	631	856	913	1,054
Exploration expenditures, net of METC*	5,376	1,130	664	5,390	6,686
Contributions pursuant to Option Agreements	5,598	(1,345)	(413)	(4,538)	(6,197)
Share-based payments	122	18	–	–	–
Other	156	167	153	221	556
Gain on sale of mineral property	–	(1,935)	–	–	–
Flow-through shares premium	–	–	–	–	–
Net income (loss) for the year	268	(1,361)	(1,254)	(1,948)	(2,072)
Other comprehensive income (loss)	715	626	(11)	2	28
Total comprehensive income (loss)	$983	$735	$(1,265)	$1,946	$2,044

Basic and diluted net earnings (loss) per share	$0.01	$0.01	$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding	181,479,873	178,666,081	171,767,287	156,826,422	141,435,020

________

*     “METC” refers to British Columbia Mineral Exploration Tax Credits, which are discussed in Item 5, under the heading “Critical Accounting Policies and Estimates”.

Currency and Exchange Rates

As of the date of this Annual Report, the average rate of exchange of the Canadian Dollar was US$1.00 = Canadian $1.25.  Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31 (Canadian Dollar per U.S. Dollar)
	2022	2021	2020	2019	2018
End of period	$1.2655	$1.2575	$1.4187	$1.3363	$1.2894
Average for the period	$1.2536	$1.3219	$1.3308	$1.3118	$1.2837
High for the period	$1.2942	$1.4217	$1.4496	$1.3642	$1.3743
Low for the period	$1.2040	$1.2455	$1.2970	$1.2552	$1.2128

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2022 (to the date of this Annual Report)	$1.3138	$1.2824
June 2022	$1.3035	$1.2540
May 2022	$1.3039	$1.2648
April 2022	$1.2895	$1.2451
March 2022	$1.2867	$1.2470
February 2022	$1.2832	$1.2677

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

The Company has limited working capital as at the current reporting date. Further exploration on, and development of, the Company's projects will require resources to be delineated and additional funding. The Company currently does not have sufficient funds to fully develop its projects.

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

The advancement of mineral properties to production will require the commitment of substantial resources to conduct time-consuming exploration and development activities.  The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added.  The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants' analyses and recommendations;

•	the rate at which operating losses are incurred;

•	the execution of any earn-in and joint venture agreements with strategic allies; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

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

Substantial expenditures are and will be required to establish mineral resources and mineral reserves through drilling, and to develop metallurgical processes to extract the metal from mineral resources.  No assurance can be given that the Company will be able to obtain sufficient financing to cover such expenditures when required, or that such financing can be obtained on terms that are acceptable to the Company.

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

Factors beyond the control of the Company may affect the marketability of any Cu, Mo, Au, Ag or any other materials discovered. The prices of Cu, Mo, Au, Ag and other minerals are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, Canadian dollars relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. In addition, the world supplies of and demands for of Cu, Mo, Au, Ag and other minerals can cause fluctuations in the price of such minerals.

Development of any of the Company’s properties, if warranted, will be subject to financing risks and potential delays.

Inability to obtain financing, technical considerations, delays in obtaining governmental approvals, and other factors could cause delays in developing any of the Company’s properties that may in the future be determined to contain a commercially mineable orebody.

If it is determined that a commercially mineable orebody exists and it can be economically exploited, the Company will require significant additional financing in order to fund the costs of developing the Company’s properties into commercial production, if warranted. The Company may have to seek additional funds through public and private share offerings, arrangements with collaborative parties, or debt financing.  There can be no assurance that the Company will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

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

Mining is one of the most intensely regulated businesses in Canada. The period of time required to obtain environment assessments, consult with aboriginal peoples and other stakeholders as well as governments at the Canadian provincial and federal level can take 10 (ten) years or more. No assurance can be given that permitting of any mine on the Company’s properties will occur.

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

The Company may enter into agreements with Indigenous groups, inclusive of First Nations, in relation to its current and future exploration activities, and any potential future production, which could impact any expected earnings.

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

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development.  Amarc may become subject to liability for pollution or hazards against which it cannot insure.  The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations.  Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons.  In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

The Company’s operations are and will be subject to environmental regulations which can significantly increase compliance costs and subject the Company to potential liability.

All of the Company's operations are and will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.  Many of the regulations require the Company to obtain permits for its activities.  The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities.  Amarc may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

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

Amarc became a public company or “reporting issuer” in the Province of British Columbia (“BC”) on May 30, 1995. The common shares of Amarc were initially listed on the Vancouver Stock Exchange (“VSE”) on August 4, 1995, and continue to trade on the TSX Venture Exchange (“TSX Venture”) under the symbol AHR.  The TSX Venture was formerly known as the Canadian Venture Exchange, the successor stock exchange to the VSE.

Amarc commenced trading on the OTC Bulletin Board (“OTCBB”) in the United States in June 2004 and on the OTCQB in August 2014 (at which time quotation of Amarc’s common shares on the OTCBB was discontinued), in each case under the symbol AXREF.

Offices

The head office of Amarc is located at 14th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 639-9209.  The Company's registered office is in care of its attorneys, McMillan LLP, 1500 Royal Centre P.O. Box 11117, 1055 West Georgia Street, Vancouver, BC, Canada V6E 4N7, telephone (604) 689-9111, fax (604) 685-7084.

Company Development

Amarc has been engaged in the acquisition and exploration of mineral properties since its incorporation. The Company is currently actively exploring a number of properties located in BC, Canada.  All of the Company's mineral properties are at the exploration stage.

B. BUSINESS OVERVIEW

The following information is compiled from Company files. The technical work has been completed under the supervision of qualified person(s).   The disclosure has been reviewed by Mark Rebagliati, P.Eng., a technical advisor to Amarc who is a qualified person.

Summary

Amarc is focused on advancing its district-scale JOY, IKE and DUKE porphyry Cu±Au±Mo±Ag deposit projects (the “JOY District”, the “IKE District” and the “DUKE District”) in northern, southern and central BC, respectively.  Figure 1 shows the location of the Amarc’s three projects in respect to operating and past producing mines, and advanced stage exploration projects held by other operators and focused on porphyry copper deposits. Each of Amarc’s three districts is situated in proximity to industrial infrastructure – including power, highways and rail.

Figure 1

Note: Only the JOY, DUKE and IKE Districts denoted on the map with a “star” are owned by Amarc.

Amarc is the 100% owner and operator of the JOY, IKE and DUKE Districts.  The properties consist of mineral claims (and in the case of IKE, also a few small crown grants1), which were acquired through agreements with previous owners or directly from the Government of BC by on-line staking (“Mineral Titles On Line” or “MTO”).  To keep mineral claims in good standing, exploration and development work or payment instead of exploration and development must be registered and payment received by MTO before midnight of the good-to-date of the claim.  The cost is $5 per hectare in years 1 and 2, $10 per hectare in years 3 and 4, $15 per hectare in years 5 and 6 and $20 per hectare in year 7 and thereafter.  Excess work can be banked and applied to subsequent years.

The Company has received from the BC Ministry of Energy of Mines & Low Carbon Innovation all required permits for its proposed exploration activities, which include routine exploration permits for both drilling and Induced Polarization ground geophysical surveys.

____________________

1 Crown Grants are an old form of tenure that are small in area and on which certain mineral rights are granted. An annual rental is paid on the crown grants.

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. The Company pursues early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, the Company seeks to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc’s work programs are carefully planned to achieve high levels of environmental and social performance.

The JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. The JOY claims are located approximately 20 km north of the former Kemess South Mine and the government-approved Kemess underground project, held by Centerra Gold. JOY is host to the open-ended PINE porphyry Cu-Au deposit (the “PINE Deposit”) and the promising MEX porphyry Cu-Au deposit target. Work by Amarc has identified significant expansion potential that requires further drill testing at both the PINE Deposit and at MEX. In addition, Amarc’s extensive exploration surveys have identified a pipeline of other large and high potential, porphyry Cu-Au targets.

Amarc has entered into an alliance with Freeport-McMoRan Minerals Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc., to efficiently advance the JOY District. Under the terms of the agreement Freeport may acquire up to a 70% ownership interest by making staged investments totalling $110 million. Freeport increased its Year 1 contribution in the 2021 JOY exploration program by ~50% – from $4 million to $5.94 million (November 15, 2021 news release) and will continue their earn-in on the JOY District into a second drilling season.

The IKE District is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry Cu mines. The greater IKE District includes porphyry Cu-Mo-Ag deposit discovery (the “IKE Deposit”), the high potential Greater Empress Cu-Au Project (the “Greater Empress” area) that hosts the Empress Cu-Au-Ag deposit (the “Empress Deposit”) and other significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also a number of promising porphyry Cu and epithermal Au-Ag targets. The IKE District geological setting shares many characteristics with porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits and has the potential to become an important mining camp.

Subject to funding Amarc is planning:

•	An expanded drill program at the IKE Deposit with the goal of establishing a mineral resource;
•	A well-planned core drilling program at the Empress Deposit to expand the mineralization which remains open; and
•	An integrated program in the Greater Empress area to drill test high potential drill-ready targets and survey work on other promising targets to bring them also to a drill ready status.

The DUKE District is located 80 km northeast of Smithers within the broader Babine District, a 40 by 100 km north-northwesterly striking mineralized belt that hosts Noranda Mines’ past producing Bell and Granisle Cu-Au mines. The DUKE District includes both the DUKE porphyry Cu-Mo deposit target discovery and a series of high potential porphyry Cu-Au±Mo±Ag deposit targets generated from the Company’s comprehensive district-scale targeting programs.

Subject to funding, Amarc is planning:

•	To undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies; and
•	Initial ground surveys on its regional targets taking advantage of extensive logging road networks across the property. These focused surveys would be followed by RC drilling to test prioritized targets for the presence of potential porphyry Cu-Au mineralized systems below cover and, where a deposit target is confirmed, core drilling to determine the extent, grade and geometry of the mineralized system.

Amarc recently acquired from an arm’s length optionor an additional BC property comprising five mineral claims (Amarc release June 25, 2022). Subsequent to an initial requirement of $100,000, total additional option payments are a further $900,000 at $100,000 per year. The property is subject to a 2% NSR royalty, of which 1.5% is capped at $10 million. Amarc plans an immediate geophysical work program over the five BC mineral claims in order to keep them in good standing.

JOY District

Location and Infrastructure

The JOY District is located in the Omineca Mining Division, approximately 310 km north of Mackenzie and 265 km north-northeast of Smithers in northern BC. The area of work is centred approximately at 57º 12’ N Latitude and 126º 43’ W Longitude; or UTM Zone 9 (NAD 83) at 6,343,500 m N and 638,500 m E. Figure 2 shows the location of the JOY District and infrastructure within the region.

Figure 2

Property Description

Amarc owns 100% interest in and is the operator of the JOY District.  The project comprises the JOY, PINE and Paula properties acquired from other companies (as described below), and the STAKED Claims, staked by Amarc. The various claim groups are shown in Figure 3. There are 122 mineral claims, covering an area of 49,205 hectares (121,588 acres).  Of these claims, 117 expire in 2030, and five expire in 2023.

Figure 3

On November 21, 2017, Amarc acquired 100% interest in the 7,200 hectare JOY property from United Minerals Services Ltd., a private vendor. The JOY property is subject to an underlying NSR royalty from production to a former owner, which is capped at $3.5 million.

On August 29, 2017, Amarc announced that it had concluded option agreements with each of Gold Fields Toodoggone Exploration Corporation (“Gold Fields”) and Cascadero Copper Corporation ("Cascadero"), which at that time held the PINE property in a 51%:49% joint venture that enabled Amarc to purchase 100% of the property. On December 31, 2018, Amarc completed the purchase of Cascadero’s 49% interest in the PINE Property.  Further on December 9, 2019, Amarc announced that it had reached an agreement with Gold Fields to amend the option agreement between the parties and purchased outright the remaining 51% of the PINE property from Gold Fields.

Gold Fields retains a 2.5% NPI royalty on mineral claims comprising about 96% of the PINE property and a 1% NSR royalty on the balance of the claims. The NPI royalty can be reduced to 1.25% at any time through the payment to Gold Fields of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through the payment to Gold Fields of $2.5 million in cash or shares.

The PINE property is subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production.

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

Project Highlights

The PINE Deposit within the JOY District has seen several phases of historical exploration and drilling. Work by Amarc identified significant expansion potential at both the PINE Deposit and the MEX deposit target that requires drill testing. In addition, Amarc defined seven other large (approximately 1 to 5 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was initially achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets. These datasets included results from soil geochemical sample grids, airborne magnetics and IP geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was of particular use.

Recent Work

In 2021 Amarc work crews completed a comprehensive exploration program at JOY, which was designed to advance deposit delineation and assess several of the defined important-scale mineral systems (November 15, 2021 news release).  This program included the drilling of nine core drill holes (4,300 m) and the relogging of over 60 historical core drill holes mainly from the PINE porphyry copper-gold deposit, along with 42 line-km of IP geophysical survey, 684 grid soil geochemical samples and 179 rock geochemical samples collected during geological traverses over a number of the target areas. In addition, Freeport are to continue their earn-in on the JOY District into a second drilling season in 2022.

PINE Porphyry Cu-Au Deposit

Building on information derived mainly from the team’s relogging of the historical core, Amarc completed in 2021 its first drilling at the PINE Deposit, which comprised three long core holes (up to 701 m in length) (March 7, 2022 news release). These holes intercepted significant mineralization over a strike length of 1,100 m and to a vertical depth of at least 550 m (Table 1), within an expansive 6 km2 hydrothermal mineralizing system as outlined by IP geophysical surveys. Notably, the PINE system has the potential to remain open to expansion for at least 1 km to the southwest, with most of this prospective area concealed under a cover of broadly distributed glacial deposits.

Amarc’s drill holes at the PINE Deposit intercepted some of the highest grade of Cu-Au mineralization over the longest intervals encountered to date. Highlights from 2021 PINE Deposit core drilling include:

•	101.90 m of 0.56% CuEQ[1] (0.23% Cu, 0.57 g/t Au and 2.4 g/t Ag)
•	29.00 m of 0.46% CuEQ (0.20% Cu, 0.44 g/t Au and 2.1 g/t Ag)
•	66.60 m of 0.40% CuEQ (0.21% Cu, 0.32 g/t Au and 1.5 g/t Ag)
•	244.10 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag)
•	135.00 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag)

1. Copper equivalent (CuEQ) calculations do not use 100% recovery but conceptual recoveries based on those from producing and near development BC porphyry Cu deposits of Cu 85%, Au 72% and 67% Ag, and metal prices of Cu US$4.00/lb, Au US$1,800.00/oz Au and Ag US$24.00/oz. Further details are provided below with Table 1.

A majority of the 60+ mainly short and, frequently, widely spaced historical core holes at the PINE Deposit (80% of which extend to <200 m vertical depth) are collared within a restricted 900 x 600 m area. Reinterpretation of historical drill holes and the new holes drilled by Amarc show good potential to expand the PINE Deposit internally (between the widely spaced drill holes), laterally (beyond the footprint of current drilling) and to depth.

Further to the open-ended nature of the PINE Deposit, there is also significant potential for the discovery of other centres of porphyry Cu-Au mineralization within the area of the overall PINE mineralized system. Amarc's hole JP21009, located 500 m northeast of the PINE Deposit, returned 244 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag) (see Table 1, note 4 for information on CuEQ), including 135 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag), indicating high potential to the northeast. Historical drilling also indicates significant potential to the southwest of the PINE Deposit. For example, the historical hole located furthest away to the southwest but within the current known limits of the PINE system (PIN09-04) returned 105 m at 0.17% CuEQ (0.08% Cu, 0.15 g/t Au and 1.1 g/t Ag).

District Porphyry Cu-Au Deposit Targets

In addition to the PINE Deposit and its internal, lateral and depth potential for expansion, the JOY District hosts five drill-ready, deposit-scale porphyry Cu-Au targets (including Canyon, Twins and MEX). Together, these assets indicate the potential to form a major cluster of Cu-Au mineralized porphyry systems (March 7, 2022 news release). Furthermore, other Cu-Au target areas in the JOY District will be advanced to drill readiness during the 2022 field season.

Amarc drilled five initial scout exploration core holes (271 m to 404 m in length) in 2021 to test four porphyry Cu-Au deposit targets confirmed by IP, airborne magnetics, geochemical and geological surveys. Three of these JOY District targets had not previously been drill tested.

Like the PINE Deposit, the approximately 5 km2 Canyon porphyry Cu-Au deposit target is largely covered by a veneer of glacial deposits. The Canyon target is defined by a high contrast IP chargeability anomaly, outlining a sizable sulphide system centered on and flanked by magnetic highs. On the eastern and western margins of this target historical drilling returned porphyry-style Cu-Au and high-grade Au intersections, respectively.

A single scout hole (JP21006) collared within the 5 km2 Canyon target area intersected 27 m of porphyry style mineralization grading 0.18% CuEQ (0.06% Cu, 0.21 g/t Au and 0.7 g/t Ag) (see Table 1 below, note 4 for information on CuEQ), indicating a peripheral location to a porphyry Cu-Au system. Hole JP21005, drilled over 1 km to the east did not return significant assays. Systematic drilling of the very extensive Canyon target is planned for 2022.

At the Twins porphyry Cu-Au target, which is also mostly concealed under a thin layer of glacial cover, IP chargeability surveys have outlined a sulphide system that envelopes a number of magnetic highs, that extends over an area of 6 km2 that is open to further expansion to the south and east. The Twins target is centered on an outcrop of moderate to strongly altered monzonite intrusive that locally hosts porphyry-style chalcopyrite-bearing veinlets.

Amarc's scout exploration hole (JP21004), the first ever drilled into the sizable Twins target, successfully discovered porphyry-type Cu-Au mineralization – intercepting 63 m of 0.18% CuEQ (0.09% Cu, 0.15 g/t Au and 0.5 g/t Ag), including 39 m of 0.22% CuEQ (0.11% Cu, 0.19 g/t Au and 0.6 g/t Ag). Systematic drilling of the extensive Twins target is planned for 2022.

At the MEX Cu-Au deposit target, a single hole (JP21002) drilled by Amarc in 2021 intersected anomalous Cu and Au concentrations lateral to and below historical drilling, returning 153 m of 0.17% CuEQ (0.09% Cu, 0.13 g/t Au). At the North MEX target, a single hole (JP21003) was drilled to test a multi-element geochemical anomaly. No significant Cu or Au concentrations were encountered in that hole.

Table 1: JOY District

2021 Drill Hole Assay Results

Drill Hole ID	Deposit Target	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4,5] (%)	Cu (%)	Au (g/t)	Ag6 g/t)
JP21001	PINE	35	-60	302		34.00	80.00	46.00	0.10	0.03	0.11	2.4
						104.00	155.00	51.00	0.13	0.04	0.13	3.2
						239.00	266.00	27.00	0.11	0.06	0.07	0.8
JP21002	MEX	195	-60	707		26.00	179.00	153.00	0.17	0.09	0.13	0.7
					Incl.	98.00	116.00	18.00	0.24	0.16	0.13	1.0
					Incl.	155.00	173.00	18.00	0.26	0.12	0.25	1.2
						224.00	287.00	63.00	0.12	0.06	0.10	0.6
JP21003	MEX N	45	-70	404	No significant assays
JP21004	Twins	45	-60	302		89.00	152.00	63.00	0.18	0.09	0.15	0.5
					Incl.	98.00	137.00	39.00	0.22	0.11	0.19	0.6
JP21005	Canyon	30	-50	349	No significant assays
JP21006	Canyon	45	-60	271		85.00	112.00	27.00	0.18	0.06	0.21	0.7
					Incl.	97.00	112.00	15.00	0.25	0.08	0.30	0.8
JP21007	PINE	0	-85	596		41.00	70.00	29.00	0.46	0.20	0.44	2.1
						132.80	234.70	101.90	0.56	0.23	0.57	2.4
						297.15	361.05	63.90	0.26	0.14	0.21	1.1
					Incl.	312.00	344.00	32.00	0.32	0.16	0.27	1.3
						409.25	503.00	90.75	0.24	0.14	0.15	2.3
JP21008	PINE	180	-65	701		112.80	129.65	16.85	0.18	0.09	0.14	1.4
						177.15	389.00	211.85	0.16	0.10	0.10	1.3
					Incl.	344.00	386.00	42.00	0.22	0.13	0.14	1.4
					Incl.	410.00	433.00	23.00	0.42	0.21	0.35	2.1
						458.10	553.40	95.30	0.33	0.18	0.26	1.4
					Incl.	458.10	524.70	66.60	0.40	0.21	0.32	1.5
						566.45	598.20	31.75	0.20	0.17	0.04	0.9
JP21009	PINE	215	-55	700		26.50	270.60	244.10	0.35	0.11	0.41	1.2
					Incl.	37.00	52.00	15.00	0.41	0.13	0.49	1.1
					and	73.00	268.00	195.00	0.37	0.12	0.43	1.2
					and	97.00	232.00	135.00	0.44	0.14	0.53	1.2
					and	151.00	190.00	39.00	0.60	0.17	0.77	1.3
						367.96	400.00	32.04	0.28	0.08	0.34	1.1
					Incl.	367.96	388.00	20.04	0.34	0.10	0.42	1.1

Notes to Table 1:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz and Ag US$24/oz and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)).

5.	Intervals averaging greater than 0.3% CuEQ in bold; included intercepts are italicized.
6.	Ag results capped at 40 g/t.

Quality Control/Quality Assurance (“QA/QC”) Program

Amarc drilled nine core drill holes (4,300 m) in 2021; of these, 30% HQ and 70% NQ size core. All drill core was logged, photographed and cut in half with a diamond saw. A total of 1,459 - 3 m long half core samples were taken from the JOY drill holes and sent to Activation Laboratories Ltd. (Actlabs), Kamloops, Canada facility for preparation and analysis. At Actlabs Kamloops, samples were dried, crushed to 2 mm and 250 g sub-sample pulverized to 105 microns. The sub-sample was analyzed for Au by fire assay fusion of a 30 g sample with an ICP-OES finish and for Cu, Ag and 33 additional elements by 4 acid digestion of a 0.25 sample followed by an ICP-OES finish. At the Actlabs Ancaster Ontario facility, the sub-samples were analyzed for Cu, Au, Ag and 60 additional elements by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish. Both Actlabs facilities are ISO/IEC 17025 accredited. As part of a comprehensive QAQ program, Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and blanks one in 50 regular samples. The control sample results were then checked to ensure proper QAQC.

Figure 4 shows the location of the PINE deposit and other targets in the JOY District. The IP survey results outline a cluster of potential mineral systems at Canyon, Twins and other targets.

Figure 4

Figure 5 shows the location of historical and 2021 drill holes overlain on results from IP geophysical surveys indicating the potential size of the sulphide bearing mineral system at the PINE deposit and greater PINE target.

Figure 5

IKE District

Location and Infrastructure

The IKE District is located in the Clinton and Lillooet Mining Divisions, approximately 35 km northwest of Gold Bridge in west central BC.  Figure 6 is shows the location of the IKE District and infrastructure within the region. The centre of work on the IKE Deposit is located at 51º 02’ 32” N Latitude and 123º 22’ 20” W Longitude; or UTM Zone 10 (NAD 83) at 5,654,600 m N and 473,900 m E.

Figure 6

Property Description

Amarc owns 100% interest and is the operator of the IKE District. The project comprises the adjoining IKE, Galore, Granite properties acquired from other companies (as described below) and the Juno property staked by Amarc and shown in Figure 7.  It also shows the location of the IKE and Empress deposits and the Empress East, Buzzer and other targets described under Project Highlights.

Figure 7

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

On September 3, 2015, Amarc entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra Gold Inc.) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE Project. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE District, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek relinquished its option having been acquired by Au-focused Centerra Gold.  Thompson Creek had a 10% participating interest in the IKE District by investing $6 million in exploration programs undertaken in 2015 and 2016 and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million.  As a result, Amarc re-acquired 100% interest in the IKE District.

Amarc holds a 100% interest in the IKE District comprising, in total, 170 mineral claims,  covering an area of 67,346 hectares (116,416 acres) and which includes 9 crown grants2 (Figure 8). Of the mineral claims, 126 are in good standing until 2029 and 43 expire in 2023.

___________________

2The 9 crown grants cover areas totalling 158.26 hectares (391.07 acres); the annual cost to retain is $197.83.

Figure 8

Project Highlights

The greater IKE District includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress area that hosts the Empress Cu-Au-Ag deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also a number of promising porphyry Cu and Au-Ag epithermal targets. The IKE District has the potential to develop into an important mining camp.

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 186 m of 0.41% CuEQ  (0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au), including 58 m of 0.52% CuEQ (0.39% Cu, 0.031% Mo, 1.9 g/t Ag and  0.02 g/t Au) (see Table 2 below, note 4 for information on CuEQ); and Hole 11-2: 120 m of 0.41% CuEQ (0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au) including 32 m of 0.58% CuEQ (0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02 g/t Au).

There was no follow up exploration until Amarc initiated exploration. Largely co-incident magnetic, IP chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping have defined an extensive 9 km2 hydrothermal system, into which Amarc has completed approximately 15,455 m of core drilling in 26 widely-spaced holes. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north- south, and over a vertical extent of 875 m depth, that remains open to expansion. Table 2 provides five typical drill holes of the 26 completed; each represents intercepts of >0.3% CuEQ, selected to characterize drilling from within the known mineralized porphyry body of the IKE Deposit since 2011. The Cu and Mo concentrations in drill hole IK15013 are in the upper grade range of the typical drill holes.

Table 2: IKE DEPOSIT

Selected Drill Intervals from Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ(%)[4,5]
IK14005	269.4	325.4	56.0	0.31	-	1.6	0.064	0.55
	339.1	426.2	87.1	0.36	-	0.7	0.054	0.56
Incl.	347.7	378.6	30.9	0.47	-	1.2	0.052	0.67
	437.6	554.6	117.0	0.27	-	0.3	0.021	0.35
	602.9	616.1	13.2	0.29	-	0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30	-	2.9	0.015	0.38
	293.0	421.0	128.0	0.33	-	3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43	-	4.3	0.032	0.58
	444.0	506.0	62.0	0.24	-	2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23	-	1.7	0.017	0.31
	75.0	99.0	24.0	0.24	-	1.9	0.044	0.41
	129.0	307.7	178.7	0.32	-	2.2	0.025	0.42
	339.5	366.5	27.0	0.18	-	1.2	0.030	0.30
	372.5	693.3	320.8	0.32	-	2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43	-	3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25	-	1.7	0.015	0.31
	314.5	381.9	67.4	0.35	-	2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45	-	3.5	0.044	0.64
	395.8	456.0	60.2	0.53	-	3.7	0.045	0.72
	528.0	543.0	15.0	0.16	-	1.3	0.035	0.30
	549.0	582.0	33.0	0.23	-	1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.48	0.025	3.4	0.030	0.62
	359.0	437.0	78.0	0.44	0.019	3.0	0.037	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ%	>=0.30 & <0.50
>=0.50

Notes for Table 2.

1	Widths reported are drill widths, such that the thicknesses are unknown.
2	All assay intervals represent length-weighted averages.
3	Some figures may not sum exactly due to rounding.
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

In addition:

(-)     means not assayed for.

Further details on:

•	Amarc drilling at IKE can be found in Amarc’s December 9, 2015, October 17, 2016, November 6, 2018 news releases.
•	Historical drilling at Empress, Empress East and Buzzer can be found in Amarc’s January 19, 2021 news release.

Analytical & QAQC: Amarc drill core was logged, photographed and cut in half with a diamond saw. Half core samples from IKE were sent to Activation Laboratories Ltd., Kamloops, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo, Au, Ag and 34 additional elements by 4 acid digestion of a 0.25 g sample followed by an ICP-AES finish. Cu, Mo, Ag, Au and 59 additional elements we also analyzed by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish. Au was also analyzed by fire assay fusion of a 30 g sample followed by ICP-AES finish. Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, duplicates in one in 20 regular samples and blanks one in 50 regular samples. The control sample results were checked for proper QAQC.

Historical Drilling – IKE area: Amarc is not aware of any available and verifiable information on the security, sampling method, sample preparation procedures, analytical methods and analytical laboratories used in nine pre-1981 drill programs. Analytical data from this era was carefully derived from a set of downhole bar charts of Cu and MoS2 hand plotted at 1” = 50’ on cross-sections located in an internal company report, while for three holes Amarc is only aware of composite interval data. The assay results and sample from-to’s of the three 1981 drill holes were key punched by Amarc from an ARIS Assessment Report (accessed from the BC government files) which states Acme Analytical Laboratories, Vancouver, BC assayed the samples. Also as part of its due diligence, Amarc in 2013 selected 8 samples from the remaining half of the 2011 drill core, added three additional QAQC samples and submitted them to Acme for sample preparation, including the preparation of a second set of pulps from coarse reject splits for analysis.

Historical – Empress area: Pre-1981 data are from digital files of a Taseko Property compilation. There are no assay certificates for these holes. There are assay certificates for the 1988-2008 holes.

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

Greater Empress Area Au-Rich Porphyry Cu and Replacement-Style Deposit Potential

Having recognized the potential of the IKE Deposit, Amarc consolidated the IKE District tenure. This included an important 35 km2 sub-area of the District located 6 km north of the IKE Deposit, that straddles the contact between volcanic rocks and Coastal Plutonic Complex (“CPC”) for approximately 15 km. This area known as the Greater Empress area is centred on the high grade Empress Cu-Au-Ag Deposit. The Greater Empress area has seen exploration completed by several operators since the 1920’s. Recent compilation and integration of useful historical information from geochemical and geophysical surveys and also drilling, permitted a rapid advancement in the understanding of the potential to expand the Empress Deposit, and throughout the area with the recognition of significant porphyry Cu±Au±Mo-Ag and Cu-Au-Ag replacement deposit targets (January 19, 2021 news release). Potential also exits for auriferous, polymetallic/mesothermal-epithermal deposits.

Empress Cu-Au-Ag Replacement Deposit

Historical drilling at Empress has indicated a significant body of good grade Cu-Au±Ag mineralization, which remains open to expansion with a modern core drilling program. Table 3 provides selected drill historical intercepts for the Empress Deposit. Mineralization at Empress is considered to have formed by the replacement of previously altered volcanics by a quartz-magnetite-sulphide assemblage, with higher Cu-Au-Ag grades commonly occurring within 100 m in vertical distance above the CPC’s contact, within the overlying volcanics. An initial examination of historical drill core by the Amarc team recognized the nearby, Granite porphyry Cu-Au-Ag-Mo deposit target, which is shallowly concealed by overburden.  The Granite porphyry deposit target is considered a probable source of the Empress Deposit replacement fluids. Historical core drill intercepts at Granite include Hole 91-49 which returned 92 m of 0.38% CuEQ  (0.22% Cu, 0.23 g/t Au, 0.008% Mo and 0.4 g/t Ag) (see Table 2, note 4 for information on CuEQ). This target has not been delineated and mineralization remains open to expansion. Step-out drilling from the known mineralization is required.

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

For notes refer to Table 2.

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

Empress East Cu-Au-Ag Replacement Deposit Target: Located 1 km east of the Empress Deposit, limited historical core holes drilled at the Empress East deposit target intercepted mineralization similar to that at the Empress deposit in both style and grade. This drilling together with moderate to locally strong IP chargeability responses, magnetic geophysical features, and results from historical Cu and Au soil geochemistry where (>250 ppm Cu and ≥50 ppb Au values closely reflect the first three historical drill samples results at the base of overburden, see IKE Technical Report), indicate there is significant potential with further core drilling to enlarge this body of mineralization. Notably there is a complete absence of drill holes in the southern part of this target, which is at a position that is analogous to shallower, high grade Cu-Au-Ag replacement-style mineralization at the Empress deposit to the west.

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

For notes refer to Table 2.

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

Table 5: BUZZER DEPOSIT TARGET

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)4	Ag (g/t)	Mo (%)	CuEQ (%)4,5
DDH-3†	21.3	120.4	99.1	0.43	-	-	0.042	0.58
DDH-4†	14.6	113.4	98.8	0.37	-	-	0.037	0.50
X-1	0.0	5.9	5.9	0.15	0.237	5.8	0.013	0.36
	9.5	42.5	33.0	0.26	0.175	3.4	0.042	0.53
Incl.	24.7	40.8	16.1	0.40	0.268	5.0	0.064	0.81
X-3	0.0	44.2	44.2	0.67	0.496	5.3	0.046	1.14
Incl.	10.7	38.1	27.4	0.86	0.724	6.6	0.059	1.51
GC11-74	11.4	52.2	40.8	0.28	0.210	1.8	0.012	0.44
Incl.	15.0	27.0	12.0	0.41	0.281	2.6	0.021	0.66

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 2.

†       Assay interval from historically reported composite. Individual assay results are unknown.

Empress West Cu-Au-Ag Exploration Target: This large target, which extends more than 2 km to the west of the Empress deposit along the favorable CPC-volcanic contact, has only been tested by widely-spaced and shallow percussion holes and a few core holes. It exhibits the same geological setting as the Empress Deposit, and the potential to discover additional Cu-Au-Ag mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data, and known Cu-Au-Mo anomalies in soils. Modern IP and drilling are required to test a series of defined targets.

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

Historical drill intercepts include for example: Hole S-64: 49 m of 0.51% CuEQ (0.49% Cu and 0.007% Mo) (see Table 2, note 4 for information on CuEQ) and Hole S-24: 43 m of 0.40% CuEQ (0.28% Cu and 0.032% Mo).

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned, for example: RB17001: 66 m of 0.38% CuEQ (0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag) and 21 m of 0.43% CuEQ (0.38% Cu, 0.007% Mo and 4.3 g/t Ag) (December 19, 2017 news release).

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

Battlement and Mewtwo Au-Ag Epithermal Targets: Although not the focus of Amarc’s exploration, epithermal potential exists in the IKE District. For example, at both Battlement and Mewtwo reconnaissance stage exploration suggests a geological environment that is permissive for either, or both, a porphyry or epithermal-type deposits. Further exploration is warranted at both targets.

In summary collectively the IKE Deposit, Empress Deposit, Greater Empress area and IKE District target areas as described warrant substantial exploration programs.

Recent Work

There was no work on the IKE Project in 2021.

DUKE District

Location and Infrastructure

The DUKE District is located in central BC, in the Omineca Mining Division. The centre of the project is approximately 85 km northeast of Smithers, BC, at 55º 14’ 35” N Latitude and 126º 10’ 25” W Longitude; or UTM Zone 9 (NAD 83) at 6,126,000 m N and 681,000 m E. Figure 9 shows location of the DUKE District and the infrastructure in the region.

Figure 9

Property Description

Amarc owns 100% interest and is the operator of the DUKE District. The project consists of 98 claims covering 67,766 ha (167,453 acres) shown in Figure 10.  Of the claims, 3 are in good standing until the end of 2027, 38 are in good standing until the end of 2023, and 24 are good to the end of August 2022.  Further assessment work will be applied to extend claims to be in good standing to the end of 2022 and beyond.

Figure 10

Inset Map Showing Tenure at Trail Peak
Inset Map Showing Tenure at DUKE Porphyry Deposit Target
Legend
AMARC Mineral Claim
DUKE Project Boundary
DUKE Deposit
Parks & Protected Areas
Paved Road
Main Forest Service Road
N
10
Kilometers
650000
660000
670000
680000
690000
700000
6150000
6140000
6130000
6120000
6110000
6100000
6090000

Project Highlights

The DUKE District includes both the DUKE porphyry Cu deposit target discovery and a series of high potential porphyry Cu-Au deposit targets generated from the Company’s district-scale targeting program.

Porphyry Cu Expansion Potential at the Duke Deposit Target:  The porphyry Cu system at the DUKE discovery has seen only limited drilling. Many of the 30 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Ag-Au mineralization. In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface. Examples of intercepts of three historical drill holes with intervals of >0.3% CuEQ over 80 m, selected to characterize the porphyry mineralization in this main area are provided in Table 6.

Table 6: DUKE DEPOSIT TARGET

Selected Drill Intervals from Historical and Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int.(m)[1,2,3]	Cu%	Au(g/t)	Ag(g/t)	Mo(%)	CuEQ(%)[4,5]
70-02[7]	30.5	143.3	112.8	0.29	0.060	1.1	0.012	0.38
	73.1	85.3	12.2	0.41	0.091	1.6	0.010	0.50
70-10[7]	21.3	164.6	143.3	0.26	0.068	1.7	0.016	0.37
Incl.	115.8	131.0	15.2	0.47	0.110	2.9	0.027	0.64
71-14[7]	28.6	115.2	86.6	0.40	0.053	2.2	0.021	0.52
Incl.	34.8	74.4	39.6	0.48	0.067	2.6	0.023	0.61
DK17002	17.0	32.0	15.0	0.44	0.126	2.1	0.019	0.59
	40.3	142.0	101.7	0.22	0.064	1.3	0.014	0.31
	238.0	268.0	30.0	0.33	0.069	1.9	0.019	0.45
	308.5	399.0	90.5	0.21	0.043	1.1	0.025	0.34
	450.5	523.0	72.5	0.23	0.030	1.2	0.022	0.33
Incl.	486.0	495.0	9.0	0.41	0.062	2.0	0.040	0.61
DK18005	13.5	89.9	76.4	0.23	0.042	1.1	0.012	0.30
	98.9	246.0	147.1	0.27	0.046	1.1	0.028	0.40
Incl.	125.0	137.0	12.0	0.32	0.072	1.1	0.037	0.51
Incl.	212.1	231.9	19.8	0.45	0.062	2.0	0.033	0.62
	302.0	344.0	42.0	0.28	0.059	1.2	0.019	0.38
DK18006	98.0	416.0	318.0	0.24	0.052	1.1	0.012	0.32
Incl.	206.0	296.0	90.0	0.27	0.067	1.2	0.015	0.37
Incl.	338.0	416.0	78.0	0.30	0.055	1.4	0.016	0.39
and	347.0	405.2	58.2	0.34	0.059	1.5	0.015	0.45

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 2.

7    Results of these historical drill holes are from resampling by a previous operator and analyses by Acme.

Further details Amarc drilling at DUKE can be found in Amarc’s June 12, 2018 and December 19, 2017 news releases.

Analytical & QAQC: Amarc drill core was logged, photographed and cut in half with a diamond saw. Half core samples from DUKE were sent to MS Analytical, Langley, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo, Au, Ag and 35 additional elements by Aqua Regia digestion of a 0.5 g sample followed by an ICP-AES/MS finish. Au was also analyzed by fire assay fusion of a 30 g sample followed by AAS finish. Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and blanks one in 50 regular samples. The control sample results were checked for proper QAQC.

The historical drilling was centered within a restricted part of a robust, 3 km north-south by 1 km east-west historical IP chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape that was the target of Amarc’s eight core holes completed in 2017 through 2018 (December 19, 2017 and June 12, 2018 news releases).

Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry Cu-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion. Intercept examples for the three Amarc holes in the mineralized area selected to include over 250 m of >0.3% CuEQ mineralization are provided in Table 6.

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

New Duke District Porphyry Cu-Au Targets:  Appreciating the Cu-Au prospectivity of the Babine District and its relatively unexplored nature due to widespread glacial cover (4 m to 18 m thick in the Amarc DUKE discovery drill holes), Amarc has completed a comprehensive compilation of government and historical data over the entire DUKE District. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying 12 previously unrecognized high potential porphyry Cu-Au deposit targets. These target areas were defined, for example, by anomalous Cu-Au-Mo-Ag (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or favorable biotite feldspar porphyry, compelling up- ice magnetic geophysics features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective intrusions, along with numerous other scientific vectors.

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

Recent Work

There was no work done on the property in 2021.

C. ORGANIZATIONAL STRUCTURE

The Company has no subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

None of the Company’s properties have any material tangible fixed assets located thereon.

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Amarc is a mineral exploration company with a portfolio of active exploration projects located in BC, Canada.  The Company's business strategy is the acquisition and exploration of mineral properties.  None of the Company's properties have any mineral reserves or have been proven to host mineralized material which can be said to be “ore” or feasibly economic at current metals prices.  The Company incurs significant exploration expenditures as it carries out its business strategy.  As Amarc is an exploration stage company, it does not have any revenues from its operations to offset its exploration expenditures.  Accordingly, the Company's ability to continue exploration of its properties will be contingent upon the availability of additional financing.

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

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates, judgments and assumptions.  Such estimates, judgments and assumptions may have a significant impact on the financial statements.  These include but are not limited to:

•	estimate of the accrual of the British Columbia Mineral Exploration Tax Credits (“METC”);

•	the determination of categories of financial assets and financial liabilities; and

•	the carrying value and recoverability of the Company's marketable securities.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

British Columbia Mineral Exploration Tax Credits (“METC”)

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

A. RESULTS OF OPERATIONS

Year Ended March 31, 2022 (“2022”) Versus Year Ended March 31, 2021 (“2021”)

The Company recorded a net loss of $267,804 during 2022 compared to a net income of $1,361,000 during 2021.  The swing from net income position in 2021 into net loss position in 2022 was mainly due to increased exploration and evaluation expenses and a decrease in general and administration expenses.

($ 000’s)	2022	2021	Discussion
Exploration and evaluation, net of recoveries	222	576	Exploration activity during the 2022 fiscal period was focused on the JOY District.
Administration	601	631	Administration expenses decreased during the 2022 period due to the effort of senior management in reducing overhead costs.
Interest expense on loans payable to director	100	111	Interest incurred on loans provided by a director.
Amortization of finance charges	56	57
Equity settled share-based compensation	122	18

Year Ended March 31, 2021 (“2021”) Versus Year Ended March 31, 2020 (“2020”)

The Company recorded a net income of $1,361,000 during 2021 compared to a net income of $1,254,000 during 2020.  This swing from a net loss position in 2020 into a net income position in 2021 is mainly due to the non-recurring event related to the gain on disposition of the Newton property in the third quarter of fiscal 2021, together with the decrease in general and administration expenses.

($ 000’s)	2021	2020	Discussion
Exploration and evaluation, net of METC	576	664

Field exploration activities during the 2021 fiscal period were focused on both Amarc owned and also various projects which Amarc operated on behalf of third parties, these field activities commenced late in the second quarter of fiscal 2021.

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

Administration	856	914	Administration expenses decreased during the 2020 period due to decreased administration activities in support of the Company’s JOY, IKE and DUKE Districts.
Interest expense on loans payable to director	106	90	Interest incurred on loans provided by a director. Interest expense increased during the 2020 period due to new addition of loan advance.
Amortization of finance charges	109	130	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to loan provided by the director in November 2014.
Equity settled share-based compensation	42	-	During fiscal 2020, there were 500,000 share-purchased options granted in October 2019 vested.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans.  The Company's access to financing is always uncertain.  There can be no assurance of continued access to significant equity funding to finance the Company's ongoing business.

At March 31, 2022, the Company had a cash balance of approximately $371,000 and working capital deficiency of approximately $172,000. The Company plans its cash spending based on availability of funds.

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

Average annual prices for copper, molybdenum, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017	2.88/lb	7.26 /lb	1,275/oz	17.01/oz
2018	2.96/lb	11.94/lb	1,269/oz	15.71/oz
2019	2.72/lb	11.36/lb	1,393/oz	16.21/oz
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022 (to the date of this Annual Report)	4.47/lb	19.00/lb	1,831/oz	23.19/oz

E. OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2022:

Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt Obligations (gross amount)	$ 1,000,000	$ –	$ –	$ 1,000,000	$ –
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations (Office Lease)	$ 10,438	$ 10,438	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities Reflected on the Company's Balance Sheet under IFRS	–	–	–	–	–
Total	$ 1,010,438	$ 10,438	$ –	$ 1,000,000	$ –

The Company has no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Diane Nicolson	1965	President, Chief Executive Officer and Director	January 2008
Thomas Wilson(2)	1945	Chief Financial Officer	February 2022
Roy Greig	1988	Vice President Exploration	January 2022
Trevor Thomas	1967	Secretary	February 2008

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

(2)	In February 2022, Thomas Wilson was appointed as interim CFO of the Company.

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

Mr. Coughlan is, or was within the past five years, an officer and/or a director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Quadro Resources Ltd.	President and Director	June 1986	Present
Mineral Mountain Resources Ltd.	Director	December 2014	Present
Vatic Ventures Corp.	Director	January 2011	August 2020

Scott Cousens – Director

Scott Cousens focused on the development of relationships within the international investment community for over 25 years as Director Capital Finance for Hunter Dickinson Inc. Substantial financings and subsequent corporate success has established strong ties with North American, European and Middle Eastern investors. He was the Founder and Chairman of Fortius Sport & Health.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Heatherdale Resources Ltd.	Chairman and Director	November 2009	June 2017
Northcliff Resources Ltd.	Director	May 2012	Present
Quartz Mountain Resources Ltd.	Chairman and Director	November 2012	June 2017

Robert Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services.  He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of BC.  Mr. Dickinson has been active in mineral exploration for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012.  He is a director of Hunter Dickinson Services Inc.  He is also President and Director of United Mineral Services Ltd., a private resource company.

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

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	June 2017	Present
	President	November 2014	Present
	Chief Executive Officer	February 2019	Present
Mirasol Resources Ltd.	Director	March 2019	Present
Cordoba Minerals Corp.	Director	August 2022	Present

Thomas Wilson – Chief Financial Officer

Thomas Wilson is a Chartered Public Accountant (CPA-CA) with over 43 years of senior financial experience in areas of financial planning and management including corporate governance and securities compliance for both public and private companies.  Within the junior mining sector, he has been the CFO for numerous private and public companies.  Mr. Wilson is a graduate of PwC Canada.

Mr. Wilson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Mineral Mountain Resources Ltd.	Chief Financial Officer	January 2022	Present
Quadro Resources Ltd.	Chief Financial Officer	January 2006	Present
Vatic Ventures Corp.	Chief Financial Officer	January 2011	August 2020

Roy Greig, P.Geo – Vice President Exploration

Roy Greig is a professional geoscientist with an extensive background in mineral exploration spanning a wide variety of mineral deposits globally, with particular expertise in porphyry copper systems.  As Vice President Exploration, he is responsible for planning and directing field programs for the Company's three district-scale porphyry copper-gold projects in British Columbia.

Dr. Greig is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Vice President Exploration	January 2022	Present

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

B. COMPENSATION

During the Company's financial year ended March 31, 2022, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $197,332.

Diane Nicolson, President and Chief Executive Officer; Thomas Wilson, interim Chief Financial Officer; Jeannine Webb, Former Chief Financial Officer; Sebastian Tang, Former Chief Financial Officer; and Michael Lee, Former Chief Financial Officer, are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2022 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incent-ive plans	Long-term incent-ive plans
Diane Nicolson President and Chief Executive Officer, Director	2022	195,144	Nil	18,000	Nil	Nil	Nil	Nil	213,144
	2021	187,332	Nil	Nil	Nil	Nil	Nil	Nil	187,332
	2020	195,000	Nil	Nil	Nil	Nil	Nil	Nil	195,000
Thomas Wilson Chief Financial Officer (1) (2)	2022	4,500	Nil	Nil	Nil	Nil	Nil	Nil	4,500
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sebastian Tang Chief Financial Officer (1) (4)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	16,000	Nil	Nil	Nil	Nil	Nil	Nil	16,000
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Lee Chief Financial Officer (1)	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	22,000	Nil	Nil	Nil	Nil	Nil	Nil	22,000
Jeannine Webb Chief Financial Officer (1) (3)	2022	22,500	Nil	Nil	Nil	Nil	Nil	Nil	22,500
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Roy Greig Vice President Exploration	2022	42,500	Nil	108,000	Nil	Nil	Nil	Nil	150,500
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Mr. Wilson, Ms. Webb, Mr. Tang, and Mr. Lee did not serve the Company on a substantially full-time basis.
(2)	Ms. Webb was replaced as CFO in February 2022 by Mr. Wilson.
(3)	Mr. Tang was replaced as CFO in October 2021 by Ms. Webb.
(4)	Mr. Lee was replaced as CFO in July 2020 by Mr. Tang.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2022 is as set out below:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Diane Nicolson	195,144	Nil	18,000	Nil	Nil	Nil	213,144
Barry Coughlan	Nil	Nil	30,000	Nil	Nil	Nil	30,000
Scott Cousens	Nil	Nil	30,000	Nil	Nil	Nil	30,000
Robert Dickinson (1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Mr. Dickinson is allocated to the Company on the basis of estimated time spent in respect of the Company's business.

C. BOARD PRACTICES

All of the Company's directors were elected at the annual general meeting of shareholders held on March 29, 2022. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the “Board”).

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

Composition of the Audit Committee

As of the date of this document, the members of the audit committee were Scott Cousens (Chairman), Barry Coughlan and Diane Nicolson. All members are financially literate. Messrs. Cousens and Coughlan are independent.

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

Exemptions From Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees (“NI 52-110”), as adopted by the Canadian Securities Administrators (including the BC and Alberta Securities Commissions which have jurisdiction over the Company, the “CSA”), the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the current year, by virtue of the Company being a “venture issuer” (as defined in NI 52-110).

Part 3 of NI 52-110 prescribes certain requirements for the composition of audit committees of non-exempt companies that are reporting issuers under Canadian provincial securities legislation.  Part 3 of NI 52-110 requires, among other things that an audit committee be comprised of at least three directors, each of whom, is, subject to certain exceptions, independent and financially literate in accordance with the standards set forth in NI 52-110.

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

D. EMPLOYEES

At March 31, 2022, Amarc had the following employees:

	March 31, 2022	March 31, 2021	March 31, 2020
Full-time salaried	-	–	–
Hourly	6	2	2

Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2022, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 36,577,495 common shares (19.60%), or 45,327,495 (24.29%) on a diluted basis.

As at March 31, 2022, the Company's directors and senior management beneficially own the following number of the Company's common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
Barry Coughlan (3)	336,000 common shares 250,000 share purchase options	0.18%
Scott D. Cousens (3)	398,300 common shares 250,000 share purchase options	0.21%
Robert A. Dickinson (2)	34,155,195 common shares 5,000,000 share purchase warrants	18.30%
Diane Nicolson (3)	1,518,000 common shares 2,150,000 share purchase options	0.81%
Thomas Wilson	Nil common shares	Nil
Trevor Thomas	130,000 common shares 200,000 share purchase options	0.07%
Roy Greig	40,000 common shares 900,000 share purchase options	0.02%
Total	36,577,495 common shares 5,000,000 purchase warrants 3,750,000 share purchase options	24.29%

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

Share Option Plan

As of the date of this document, there were 5,480,000 options outstanding pursuant to the Company's share option plan (the “Plan”), described below, and an aggregate of 13,180,289 common shares remained available for issuance pursuant to the Plan, described below.

Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the “Plan”).  The Plan is required to comply with the policies of the TSX Venture.

The Plan is dated for reference September 15, 2010, as amended July 19, 2011 and November 25, 2011, which is a "rolling" plan. Under the Plan, options totaling a maximum of 10% of the Common Shares outstanding from time to time are available for grant.

To comply with TSXV policies covering "rolling" option plans, continued grants under the Plan must be approved annually by the shareholders of the Company. The Plan was last approved by shareholders of the Company at the annual general meeting held on March 29, 2022.

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

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the Plan;

(b)	Options granted under the Plan are non-assignable and non-transferable and are issuable for a period of up to 10 years and the exercise price must be paid in full upon exercise of options;

(c)	For options granted to Service Providers, the Company must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

(d)

An Option granted to any Service Provider will expire 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)

If an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)

In the case of an Optionee being dismissed from employment or service for cause, such Optionee's options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)	The exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in Policy 1.1 of the Policies);

(h)

Vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period; and

(i)	in the event of a change of control occurring, all options subject to vesting provisions shall be deemed to have immediately vested, subject to the TSXV approval.

(j)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Plan with respect to all Plan shares in respect of options which have not yet been granted under the Plan; and

(k)	The Board may, without shareholder approval:

(i)	amend the Plan to correct typographical, grammatical or clerical errors;

(ii)	change the vesting provisions of an option granted under the Plan, subject to prior written approval of the TSXV, if applicable;

(iii)	change the termination provision of an option granted under the Plan if it does not entail an extension beyond the original expiry date of such option;

(iv)	make such amendments to the Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

(v)	make such amendments as may otherwise be permitted by the TSXV Policies;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSXV, make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii)	amend the Plan to reduce the benefits that may be granted to Service Providers.

Restrictions of the Plan

The Plan is subject to the following restrictions, which restrictions are included as part of the material terms of the Plan:

(a)

The Company must not grant an option to any one director, employee, consultant, or consultant company (the "Service Provider") in any 12 month period that exceeds 5% of the outstanding shares, unless the Company has obtained approval by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders' meeting, excluding votes attaching to shares beneficially owned by Insiders and their Associates (defined below) ("Disinterested Shareholder Approval");

(b)

The aggregate number of options granted to all employees conducting Investor Relations Activities in any 12 month period must not exceed 2% of the outstanding shares calculated at the date of the grant, without the prior consent of the TSXV;

(c)	The Company must not grant an option to any one consultant in any 12 month period that exceeds 2% of the outstanding shares calculated at the date of the grant of the option;

(d)	The Company is required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

(i)	The Plan, together with all of the Company’s previous Share Compensation Arrangements (as defined in the Plan), could result at any time in:

•	The aggregate number of Common Shares reserved for issuance under Options granted to Insiders exceeding 10% of the Outstanding Shares in the event that this Plan is amended to reserve for issuance more than 10% of the Outstanding Shares;

•	the number of optioned shares issued to Insiders in any 12 month period must not exceed 10% of the outstanding shares (in the event that the Plan is amended to reserve for issuance more than 10% of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so; and

•	the issuance to any one Optionee, within a 12-month period, of a number of Common Shares exceeding 5% of the Outstanding Shares; or

(ii)	Any reduction in the exercise price of an option previously granted to an Insider.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Major Shareholders

To the best of Amarc's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Amarc, the only class of securities with voting rights.

Shareholder	Securities Beneficially Owned or Controlled	As a % of the outstanding common shares
Sun Valley Gold Master Fund Ltd	14,615,384	7.83%
Robert A. Dickinson	34,155,195	18.30%

For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of the date of this document, Amarc had authorized unlimited common shares without par value, of which 186,602,894 were issued and outstanding.  Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions.  No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this Annual Report, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	28	167,109,126	89.55%
United States	8	17,955,306	9.62%
Other	1	1,538,462	0.83%
TOTALS	37	186,602,894	100.00%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Amarc's securities are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 510 Burrard Street, Vancouver, BC, Canada (604) 661-9400 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients).  Amarc does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

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

Insider Reports Under the Securities Acts of British Columbia and Alberta

Since the Company is a reporting issuer under the Securities Acts of BC and Alberta, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Amarc's common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA.  Copies of such reports are available for public inspection at the offices of the BC Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, BC V7Y 1L2, (604) 899-6500 or at the BC Securities Commission web site, www.bcsc.bc.ca.  In BC, all insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

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

The Company has one director in common with HDSI, namely Robert Dickinson.  Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

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

The Company entered into a Second Loan Amendment Agreement dated May 25, 2022, pursuant to which it has agreed to a $100,000 increase to an existing $1 million loan (the “Loan”) with the Lender. The Loan is unsecured, will bear interest at a rate of 10% per annum and is repayable on or before the earlier of November 26, 2024, the occurrence of a default or on achievement of financing milestones.

In connection with this Loan, Amarc will issue to the Lender a loan bonus in the form of 1,176,470 warrants (the "Bonus Warrants"), each entitling the holder to acquire one common share of Amarc until November 26, 2024 at a price of $0.085 per share. The Bonus Warrants will be subject to a four month hold period commencing from the date of issuance thereof. The Loan and Bonus Warrants are subject to acceptance by the TSX Venture Exchange.

The Loan proceeds are being used to pay the initial option requirement of $100,000 for a five BC mineral claims group option dated May 16, 2022, from an arm’s length optionor. Total additional option payments are a further $900,000 at $100,000 per year, payable on or before May 31 of each year (total option payments are $1,000,000). The property is subject to a 2% NSR royalty, of which 1.5% is capped at $10 million.

On June 15, a separate 6-month facility 12% interest was included in the Loan Amendment, which can be accessed by the Company upon the determination of the Company’s entitlement to near-term receipt of METC.

Refer to note 8 and 16 of the accompanying financial statements of Amarc for additional monetary disclosures about the abovementioned loans.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2022, 2021 and 2020. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture and on the OTCQB.

	TSX Venture Exchange		OTCBB/OTCQB
Fiscal Year Ended March 31,	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2022	0.145	0.085	0.12	0.07
2021	0.13	0.03	0.09	0.02
2020	0.08	0.02	0.06	0.02
2019	0.14	0.04	0.11	0.03
2018	0.26	0.12	0.21	0.09
2017	0.16	0.06	0.12	0.04
2016	0.17	0.04	0.14	0.02

	TSX Venture Exchange		OTCQB
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4 2022	0.14	0.10	0.11	0.08
Q3 2022	0.14	0.10	0.11	0.08
Q2 2022	0.14	0.10	0.11	0.09
Q1 2022	0.14	0.11	0.16	0.09
Q4 2021	0.13	0.05	0.09	0.04
Q3 2021	0.08	0.05	0.06	0.04
Q2 2021	0.08	0.04	0.07	0.02
Q1 2021	0.04	0.03	0.03	0.02
Q4 2020	0.08	0.02	0.06	0.02
Q3 2020	0.06	0.03	0.04	0.02
Q2 2020	0.06	0.04	0.05	0.03
Q1 2020	0.07	0.04	0.05	0.03
Q4 2019	0.07	0.07	0.05	0.05
Q3 2019	0.10	0.04	0.07	0.04
Q2 2019	0.10	0.06	0.07	0.04
Q1 2019	0.14	0.08	0.11	0.07
Q4 2018	0.17	0.12	0.14	0.09
Q3 2018	0.20	0.14	0.15	0.11
Q2 2018	0.26	0.17	0.21	0.13
Q1 2018	0.21	0.14	0.15	0.11

	TSX Venture Exchange		OTCQB
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
July 2022 (to the date of this Annual Report)	0.12	0.09	0.09	0.07
June 2022	0.12	0.10	0.09	0.08
May 2022	0.11	0.09	0.09	0.07
April 2022	0.12	0.11	0.10	0.08
March 2022	0.14	0.11	0.11	0.08
February 2022	0.13	0.10	0.11	0.08
January 2022	0.13	0.11	0.10	0.08

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Amarc's original corporate constituting documents comprised of the Memorandum and Articles of Association were registered with the BC Registrar of Companies under Corporation No. 436691. A copy of the Company's original Articles of Association was filed as an exhibit with Amarc's initial registration statement on Form 20-F.

In March 2004, the Company Act (BC) (the “BCCA”) was replaced by the Business Corporations Act (BC) (the “BCA”). All companies incorporated under the BCCA were required to complete a transition application to the BCA by March 29, 2006. The directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing on EDGAR, or at the offices of Amarc, Suite 1400 – 1040 West Georgia Street, Vancouver, BC V6E 4H1 or on request of Amarc at 604-684-6365, attention: Corporate Secretary. Copies of Amarc's financial statements and other continuous disclosure documents required under the BC Securities Act are available for viewing on the internet at www.sedar.com.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. RISK RELATED TO COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact Amarc’s business and results of operations and the operations of contractors and service providers. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and Amarc’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the JOY, IKE and DUKE Districts could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operation and could delay its plans for development of its districts.

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

D. INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc's liabilities consist of routine accounts payable, balance due to a related party, and a loan payable to a director of the Company. The loans bear fixed interest rates. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to Note 8 of the accompanying audited annual financial statements for the year ended March 31, 2022.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2022.

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

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Scott Cousens (Chairman), Barry Coughlan and Diane Nicolson.  The board of directors has determined that Mr. Coughlan qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on his education and experience.  Mr. Coughlan is independent, as the term is defined in section 803 of the NYSE American Company Guide.

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

The Company's Code of Ethics was filed as Exhibit 11.1 of the Company's Form 20-F filed on October 7, 2008.  The Company's Code of Ethics can be viewed at the Company's website (www.amarcresources.com). The Company will also provide a copy of the Code of Ethics to any person without charge, upon request.  Requests can be sent by mail to: 14th floor, 1040 West Georgia Street, Vancouver, BC V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department.

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

Services:		Year ended March 31, 2022	Year ended March 31, 2022
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$20,000	$20,000
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

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2022, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18 FINANCIAL STATEMENTS

The following are incorporated herein:

•	Report of the Company's independent registered public accountants, De Visser Gray LLP, dated July 29, 2022;

•	Statements of financial position as at March 31, 2022 and March 31, 2021;

•	Statements of loss for the years ended March 31, 2022, March 31, 2021, and March 31, 2020;

•	Statements of other comprehensive loss (income) for the years ended March 31, 2022, March 31, 2021, and March 31, 2020;

•	Statements of cash flows for the years ended March 31, 2022, March 31, 2021, and March 31, 2020;

•	Statements of changes in equity for the years ended March 31, 2022, March 31, 2021, and March 31, 2020; and

•	Notes to annual financial statements.

AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

MARCH 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amarc Resources Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Amarc Resources Ltd. (‘the Company’), which comprise the consolidated statements of financial position as at March 31, 2022 and 2021 and the consolidated statements of loss, comprehensive income (loss), changes in (deficiency) equity and cash flows for each of the years in the three year period ended March 31, 2022, and a summary of significant accounting policies and other explanatory information (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2022 and 2021 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

This issue also constitutes, from our perspective, a critical audit matter that was communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved, on our part, especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating this critical audit matter, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The principal considerations for our determination that the going concern uncertainty was a critical audit matter were: (i) that the formal reporting of such uncertainty involves a significant disclosure, the absence of which could constitute a material misstatement to a financial statement reader and, (ii) that, at the same time, it involves on our part the use of a high level of subjective judgement as we are required to consider the possible impact of future events that cannot currently be known and which in all likelihood will not be directly linked to any particular current or future financial results and reporting, or the lack thereof.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern;  (ii) determining based on all other evidence available to us whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

A critical audit matter was communicated above under ‘Going Concern’.

De Visser Gray LLP

PCAOB ID - 01054

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

July 29, 2022

We have served as the Company’s auditor since 1995.

Amarc Resources Ltd.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

		March 31,	March 31,
		2022	2021
	Note	($)	($)

ASSETS

Current assets
Cash	3	370,784	308,085
Amounts receivable and other assets	6	48,817	47,380
Marketable securities	4	311,293	1,026,418
		730,894	1,381,883
Non-current assets
Restricted cash	5	178,550	178,487
Right-of-use asset	13	82,384	-
Total assets		991,828	1,560,370

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	413,278	168,195
Balances due to related parties	11	472,303	795,239
Lease liability	13	17,125	-
		902,706	963,434

Non-current liabilities
Director's loan	9	644,642	570,000
Lease liability	13	72,903	-
Total liabilities		1,620,251	1,533,434

Shareholders' equity
Share capital	10	65,228,921	64,744,721
Reserves	10	4,094,335	4,870,082
Accumulated deficit		(69,951,679)	(69,587,867)
		(628,423)	26,936

Total liabilities and shareholders' equity		991,828	1,560,370

Nature and continuance of operations (note 1)
Events after the reporting period (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

Amarc Resources Ltd.
Consolidated Statements of Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares)

		Years ended March 31,
	Note	2022	2021	2020
		($)	($)	($)
Expenses
Exploration and evaluation	7(b)	5,386,333	1,395,645	1,637,479
Assays and analysis		310,769	152,093	130,666
Drilling		980,248	146,886	–
Environmental		13,975	–	–
Equipment rental		–	1,769	4,350
Freight		79,043	–	–
Geological, including geophysical		1,074,970	475,380	693,016
Graphics		99,552	–	–
Helicopter and fuel		910,699	208,347	25,064
Property acquisition and assessments costs		56,699	55,436	428,959
Site activities		1,077,369	182,238	178,443
Socioeconomic		274,109	99,527	156,713
Technical data		393,561	63,206	–
Travel and accommodation		115,339	10,763	20,268
Administration		616,970	629,974	855,869
Legal, accounting and audit		96,897	45,828	161,450
Office and administration	12(b)	324,117	416,924	550,534
Rent		14,944	–	–
Shareholder communication		140,036	123,925	84,608
Travel and accommodation		9,758	10,763	14,179
Trust and regulatory		31,218	32,534	45,098
Equity-settled share-based compensation		123,578	17,888	42,124
Cost recoveries	7(b)	(5,539,024)	(1,350,891)	(1,491,626)
Property option proceeds	7(d)	–	(260,115)	–
Gain on sale of mineral property	7(d)	–	(1,934,500)	–
Loss (income) before other items		587,857	(1,501,999)	1,043,846
Other items
Finance income		(18,694)	(26,904)	(5,558)
Interest expense – director's loans	9	100,000	111,354	105,630
Accretion expense - office lease		10,438	–	–
Other fee income	7(b)	(409,486)	–	–
Amortization of Right-of-use asset		18,493	–	–
Transaction cost – director's loan	9	74,642	57,881	108,768
Foreign exchange loss		562	(1,031)	848
Net (income) loss		363,812	(1,360,699)	1,253,534
Other comprehensive loss:
Items that will not be reclassified subsequently to loss:
Change in value of marketable securities		715,125	626,438	11,234
Other comprehensive (income) loss		715,125	626,438	11,234
Basic and diluted (income) loss per share		0.01	0.01	0.01
Weighted average number of common
shares outstanding		181,479,873	178,666,081	171,767,287

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Years ended March 31,
	2022	2021	2020

Net income (loss)	$(363,812)	$1,360,699	$(1,253,534)

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	(715,125)	(626,438)	(11,234)
Total other comprehensive income (loss)	(715,125)	(626,438)	(11,234)

Comprehensive income (loss)	$(1,078,937)	$734,261	$(1,264,768)

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.
Consolidated Statements of Changes in (Deficiency) Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of Shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2019	170,602,894	$64,041,556	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)
Net loss for the year	–	–	–	–	–	(1,253,534)	(1,253,534)
Other comprehensive (loss) for the year	–	–	–	(11,234)	–	–	(11,234)
Total comprehensive loss		–	–	(11,234)	–	(1,253,534)	(1,264,768)

Issuance of share purchase warrants	–	–	–	–	490,449	–	490,449
Issuance of common shares pursuant to property agreements	5,000,000	300,000	–	–	–	–	300,000
Equity-settled share-based compensation	–	–	42,124	–	–	–	42,124
Gain on disposition of equity investments at FVTOCI	–	–	–	5,476	–	(5,476)	–
Balance at March 31, 2020	175,602,894	$64,341,556	$2,244,764	$13,761	$3,373,372	$(70,948,566)	$(975,113)

Balance at April 1, 2020	175,602,894	64,341,556	2,244,764	13,761	3,373,372	(70,948,566)	(975,113)
Net loss for the year	–	–	–	–	–	1,360,699	1,360,699
Other comprehensive loss for the year	–	–	–	(626,438)	–	–	(626,438)
Total comprehensive loss	–	–	–	(626,438)	–	1,360,699	734,261
Equity-settled share-based compensation	–	–	17,888	–	–	–	17,888
Shares issued through exercise of warrants	5,000,000	403,165	–	–	(153,265)	–	249,900

Balance at March 31, 2021	180,602,894	$64,744,721	$2,262,652	$(612,677)	$3,220,107	$(69,587,867)	$26,936

Balance at April 1, 2021	180,602,894	64,744,721	2,262,652	(612,677)	3,220,107	(69,587,867)	26,936
Net income for the year	–	–	–	–	–	(363,812)	(363,812)
Other comprehensive loss for the year	–	–	–	(715,125)	–	–	(715,125)
Total comprehensive loss	–	–	–	(715,125)	–	(363,812)	(1,078,937)
Shares issued through exercise of warrants	6,000,000	484,200	–	–	(184,200)	–	300,000
Equity-settled share-based compensation	–	–	123,578	–	–	–	123,578
Balance at March 31, 2022	186,602,894	$65,228,921	$2,386,230	$(1,327,802)	$3,035,907	$(69,951,679)	$(628,423)

The accompanying notes are an integral part of these consolidated financial statements.

Amarc Resources Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		Years ended March 31,
	Note	2022	2021	2020
		($)	($)	($)
Operating activities
Income (loss) for the year		(363,812)	1,360,699	(1,253,534)
Adjustments for:
Amortization of right-of-use asset	13	18,494	–	–
Equity-settled share-based compensation		123,578	17,888	42,124
Finance income		–	–	(5,558)
Non-cash property payments		–	–	300,000
Gain on sale of mineral property			(1,934,500)	–
Office lease accretion per IFRS 16	13	10,438	–	–
Office base rent recorded as lease reduction per IFRS 16	13	(21,288)	–	–
Interest expense – director's loans	9	100,000	111,354	105,630
Transaction cost – director's loan	9	74,642	57,881	108,768

Changes in working capital items
Amounts receivable and other assets		(1,437)	35,998	224,217
Restricted cash		(63)	(344)	(5,000)
Accounts payable and accrued liabilities		245,083	68,120	64,111
Advanced contributions received	6	–	–	(189,021)
Balances due to related parties		(422,936)	91,906	289,320
Net cash used in operating activities		(237,301)	(190,998)	(318,943)

Investing activities
Proceeds from disposition of marketable securities		–	–	5,476
Proceeds from disposition of mineral properties		–	300,000	–
Interest received		–	–	5,558
Net cash provided by investing activities		–	300,000	11,034

Financing activities
Net proceeds from issuance of common shares pursuant to exercise of share purchase warrants	9(c)	300,000	249,900	–
Interest paid on director's loans		–	–	(25,904)
Proceeds from director's loan		–	–	675,000
Repayment of director's loans		–	(300,000)	(375,000)
Net cash (used in) financing activities		300,000	(50,100)	274,096

Net (decrease) increase in cash		62,699	58,902	(33,813)
Cash, beginning balance		308,085	249,183	282,996
Cash, ending balance		370,784	308,085	249,183

The accompanying notes are an integral part of these consolidated financial statements.

1.	NATURE AND CONTINUANCE OF OPERATIONS

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

These consolidated financial statements as at and for the year ended March 31, 2022 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2022, the Company had cash of $370,784, a working capital deficiency of $171,812, and an accumulated deficit of 69,951,679.

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

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact Amarc’s business and results of operations and the operations of contractors and service providers. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and Amarc’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the JOY, IKE and DUKE Districts could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operation and could delay its plans for development of its districts.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting year ended March 31, 2022.

The Board of Directors of the Company authorized these Financial Statements for issuance on July 29, 2022.

(b)	Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement related to the JOY District. On March 30, 2021, Subco was dissolved, did not have any assets, liabilities, income or expenses, and all intercompany balances and transactions had been eliminated on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

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

The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Specific areas where significant estimates or judgments exist are:

•	assessment of the Company’s ability to continue as a going concern;

•	the determination of categories of financial assets and financial liabilities; and

•	the carrying value and recoverability of the Company’s marketable securities.

(d)	Foreign currency

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

Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and,

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Financial assets measured at fair value through other comprehensive income

A debt investment is measured at fair value through other comprehensive income (“FVTOCI”) if it meets both the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and,

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Exploration and evaluation expenditures include:

•	costs associated with the acquisition of licences;

•	costs associated with the acquisition of exploration and evaluation assets, including mineral properties; and,

•	costs associated with exploration and evaluation activities.

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

As at March 31, 2022, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2022.

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

Flow-through Shares

The Company will, from time-to-time, issue flow-through common shares to finance a portion of its exploration programs. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes this liability and recognizes this premium as other income, offsetting any expense associated with the Company’s expenditure of the flow-through proceeds.

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

When the Company is entitled to receive the BC Mineral Exploration Tax Credit (“BCMETC”) and other government grants, this government assistance is recognized as a cost recovery when there is reasonable assurance of recovery. Any amounts accrued or received typically remain subject to review and revision by government authorities. It is not possible to predict the occurrence or outcome of such actions in advance.

(o)	Adoption of IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, replacing IAS 17 - Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position, providing the reader with greater transparency of an entity’s lease obligations.

The Company elected to use the modified retrospective transition approach, which provides lessees a method for recording existing leases at adoption with no restatement of prior period financial information. Under this approach, a lease liability was recognized at January 1, 2019 in respect of leases previously classified as operating leases, measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at transition. The associated right-of-use assets were measured at amounts equal to the respective lease liabilities, subject to certain adjustments allowed under IFRS 16.

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

•	Leases of low value assets; and

•	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company’s incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

•	Amounts expected to be payable under any residual value guarantee;

•	The exercise price of any purchase option granted if it is reasonable certain to assess that option;

•	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

•	Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

•	Lease payments made at or before commencement of the lease;

•	Initial direct costs incurred; and

•	The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value.

3.	CASH

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

4.	MARKETABLE SECURITIES

As at March 31, 2022, the fair value of its current holdings was $311,293 (March 31, 2021 - $1,026,418) and the negative change of fair value adjustment of $715,125 for the year ended March 31, 2022 (March 31, 2021 –change of fair value adjustment of $626,438). The marketable securities include 5.5 million units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on TSX-V exchange.

As at March 31, 2022, the Company held the following marketable securities:

Company	Shares/Warrants Held	Cost	Fair Value	Fair Value Increase (Decrease)
	(#)	($)	($)	($)
Carlyle Commodities Corp - Shares	5,500,000	907,500	165,000	(742,500)
Carlyle Commodities Corp - Warrants	5,500,000	727,000	123,000	(604,000)
Other	2,275,002	18,356	23,293	4,937
	13,275,002	1,652,856	311,293	(1,341,563)

5.	RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

6.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31, 2022	March 31, 2021
	($)	($)
Sales tax refundable	25,354	17,011
Contribution receivable (note 7(b))	1	9,851
Prepaid Insurance and expense	23,462	20,518
Total	48,817	47,380

7.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

Below is a summary of the Company’s major exploration property interests, together with the material property transactions relating to the three year period ended March 31, 2022.

(a)	IKE District

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

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula property, located internal to the wider JOY District tenure. The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million (completed).

In December 2019, the Company amended the GFTEC Agreement to purchase GFTEC’s 51% interest in the PINE property. Under the terms of the amendment Amarc will purchase outright GFTEC’s 51% interest in the 323 km2 Property by issuing to GFTEC 5,000,000 common shares of the Company. As such Amarc now holds a 100% interest in the PINE mineral claims.

The PINE Property is subject to a 3% underlying NSR royalty payable to a former owner. The Company has reached an agreement with the former owner to cap the 3% NSR royalty at $5 million payable from production for consideration totaling $100,000 and 300,000 common shares payable in stages through to January 31, 2019 (completed).

GFTEC retains a 2.5% net profits interest (“NPI”) royalty on mineral claims comprising approximately 96% of the PINE Property, which are subject to a NSR royalty payable to a former owner (“Underlying NSR”) and a 1% NSR royalty on the balance of the claims that are not subject to the Underlying NSR royalty. The NPI royalty can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.5% through the payment to GFTEC of $2.5 million in cash or shares.

JOY District Agreement with Freeport

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly-owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “Agreement”) whereby Freeport may acquire up to a 70% ownership interest of the Company’s JOY porphyry Cu-Au District Property.

Under the terms of the Agreement, Freeport has a two-stage option to earn up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5- year term. During the first year of the earn-in, a $4 million work program was planned in the JOY District.

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

During the year ended March 31, 2022, the Company incurred eligible and recoverable project costs of $5,333,085 included as expenses in the Consolidated Statements of Loss and Comprehensive Loss.

During the year ended March 31, 2022, the Company also earned a fee of $409,487 as the project operator.

(c)	DUKE District

The DUKE District is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 11(c)) to purchase a 100% interest in the DUKE property for the reimbursement of the vendor’s direct acquisition costs of $168,996.

(d)	Other property transactions

During the comparative year, Amarc operated programs on two exploration properties owned by a related party, Jake and Mack (the “Operated Properties”), for the claim optionee on a cost recovery basis (note 11(c)).

During the comparative year, Amarc received a non-refundable payment of US$200,000 (CDN$260,115) pursuant to  an option agreement whereby an arms-length third party optionee had the right to earn an initial 51% interest in the Windfall Project, comprised of 25 mineral claims located within the IKE district (note 7(a)), by spending US$4.2 million on exploration by October 21, 2022. On May 25, 2021, this option agreement was terminated by mutual consent of both Amarc and the optionee.

Included in cost recoveries are BCMETC refunds totaling $265,929 received in the year ended March 31, 2022 ($820,075 – March 31, 2021; $Nil – March 31, 2020).

On December 16, 2020 (the “Closing Date”), the Company closed the sale of its Newton property (“Newton”) located in south-central British Columbia (“BC”) to Isaac Mining Corp.(“IMC”), an arms- length private company and a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”) (CSE:CCC, FSE:1OZ, OTC:DLRYF). Amarc has received consideration comprising total cash of $300,000 from IMC and 5.5 million equity units (common share plus warrant) in Carlyle. The 5.5 million warrants are exercisable at $0.50 per warrant with an expiry date of December 8, 2025. The fair value of the 5.5 million shares of Carlyle on the Closing Date was recorded at $907,500, based on a per share value of $0.165, the closing quote of Carlyle’s common shares on December 16, 2020. The fair value of the 5.5 million warrants of Carlyle on the Closing Date is recorded was $727,000 using the Black-Scholes option pricing model. The fair value was calculated based on the following weighted average assumptions: Risk free-interest rate – 0.38%; Dividend yield – 0.00%; Expected volatility – 139.0%; Expected life – 4.98 years.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2022	March 31, 2021
	($)	($)
Accounts payable	175,850	51,889
Accrued liabilities	237,428	116,306
Total	413,278	168,195

9.	DIRECTOR’S LOAN

	Year ended	Year ended
	March 31, 2022	March 31, 2021
	($)	($)
Opening balance	570,000	812,119
Principal repayment	–	(300,000)
Amortization of transaction costs	74,642	57,881
Closing balance	644,642	570,000

	Year ended	Year ended
	March 31, 2022	March 31, 2021
	($)	($)
Non-current portion	644,642	570,000
Total	644,642	570,000

Finance expenses	For the year ended March 31,
	2022	2021	2020
	($)	($)	($)
Interest on loan	100,000	111,354	105,630
Amortization of transaction costs	74,642	57,881	108,768
Total	174,642	169,235	214,398

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On December 13, 2021, a total of $160,000 in interest was paid.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share. Refer to note 16.

10.	SHARE CAPITAL AND RESERVES

(a)	Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

On August 20, 2020, 3,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $150,000.

On October 2, 2020, 2,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $100,000. $100 related to flow-through tax filing has been deducted from the gross proceeds as issuance costs.

Approximately $167,000 of the flow-through proceeds received were renounced to the shareholder as at December 31, 2020. The Company recognized no flow-through premium in excess of the fair value of these common shares at their dates of issuance.

On December 2, 2021, 6,000,000 flow-through shares were issued pursuant to the exercise of warrants for  gross proceeds of $300,000. The Company recognized no flow-through premium in excess of the fair value of these common shares at their dates of issuance.

As at March 31, 2022, the amount of flow-through proceeds remaining to be expended is approximately $383,000 (March 31, 2021 - $83,000; March 31, 2020 - $nil), which in total must be incurred on or before December 31, 2023. The BCMETC cannot be claimed by the Company on mineral exploration expenses related to meeting expenditure commitments pursuant to the issue of flow-through shares; however, the BCMETC itself, once received, may be used for any purpose.

As at March 31, 2022, there were 186,602,894 (March 31, 2021 – 180,602,894; March 31, 2020 – 175,602,894) Common Shares issued and outstanding.

(b)	Share purchase options

On March 9, 2022, the Company granted 3.48 million incentive stock options to its service providers to acquire an aggregate of 3.48 million common shares at $0.12 per share, for a period of three to five years of which 50% are being granted to insiders. All of the options are subject to required TSXV acceptance and customary vesting provisions over 24 months. The fair value of these warrants at issue was determined to be $366,912 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.65%; expected volatility of 139%; underlying market price of $0.12; strike price of $0.12; expiry term of 3 - 5 years; and, dividend yield of nil.

The following summarizes changes in the Company’s share purchase options (the “Options”):

March 31,			March 31,
	2022		2021
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding – beginning balance	0.05	2,000,000	0.05	2,000,000
Grant	0.12	3,480,000	-	-
Outstanding – ending balance	0.09	5,480,000	0.05	2,000,000

The following summarizes information on the options outstanding and exercisable as at March 31, 2022:

	Options Outstanding			Options Exercisable
		Weighted Average Remaining Contractual	Number of	Weighted Average Remaining Contractual	Number of
Exercise price	Expiry date	Life (years)	Options	Life (years)	Options
0.05	04-Oct-24	0.92	2,000,000	0.92	2,000,000
0.12	09-Mar-25	1.39	2,580,000	1.39	2,580,000
0.12	09-Mar-27	0.81	900,000	0.81	900,000
Total		3.11	5,480,000	3.11	5,480,000

(c)	Share purchase warrants

The following common share purchase warrants were outstanding at March 31, 2022 and 2021:

	Exercise	March 31,	March 31,
	Price	2022	2021
Issued pursuant to the Loan (note 9)	0.05	16,000,000	16,000,000
Exercised		(11,000,000)	(5,000,000)
Total		5,000,000	11,000,000

(i)	2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (note 9). The fair value of these warrants at issue was determined to be $490,449 at $0.03 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.57%; expected volatility of 144%; underlying market price of $0.035; strike price of $0.05; expiry term of 5 years; and, dividend yield of nil.

11.	RELATED PARTY TRANSACTIONS

	March 31, 2022	March 31, 2021
Balances due to related parties	($)	($)
Bookskipper Accounting & Tax Services	–	1,050
Hunter Dickinson Services Inc.	345,289	614,352
Robert Dickinson (interest payable)	111,260	174,816
United Mineral Services Ltd.	11,029	5,021
Thomas Wilson (CFO fees)	4,725	–
Total	472,303	795,239

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 9 includes the details of a director’s loan. Note 7(b) and 7(c) includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the directors of the Company.

During the year ended March 31, 2022 and 2021, the Company’s President, Chief Executive Officer   and Director; and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 11(b)).

During the year ended March 31, 2022, the Company incurred fees totaling $35,500 (2021 -$10,000) in respect of services provided by Chief Financial Officer.

During the year ended March 31, 2022, the Company recorded share-based compensation expense of $32,747 (March 31, 2021 - $nil; March 31, 2020 - $nil) in relation to 850,000 (March 31, 2021 - nil; March 31, 2020 - nil) stock options issued to directors and officers of the Company.

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

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

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

HDSI also incurs third-party costs on behalf of the Company. Such third-party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Years ended March 31,
	2022	2021	2020
(rounded to the nearest thousand CAD)	($)	($)	($)
Services received from HDSI and as requested by the Company	765,000	914,000	1,272,000
Information technology – infrastructure and support services	67,000	60,000	60,000
Office rent	33,000	–	–
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	136,000	79,000	104,000
Total	1,001,000	1,053,000	1,436,000

(c)	United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. The following is a summary of transactions with UMS that occurred during the reporting period:

Transactions with UMS	Years ended March 31,
	2022	2021	2020
(rounded to the nearest thousand CAD)	($)	($)	($)
Services received from UMS and as requested by the Company	–	–	813
Interest and finance charges	–	–	616
Exploration expenses and related
reimbursement, incurred by the Company
on behalf of UMS	1,151	138,009	8,442
Total	1,151	138,009	1,429

Refer also to note 9.

12.	SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a)	Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Years ended March 31,
	2022	2021	2020
Employee salaries and benefits	($)	($)	($)
Exploration and evaluation expenses	2,391,000	576,000	856,000
Administration expenses	194,000	363,000	454,000
Total	2,585,000	939,000	1,310,000

(1)	rounded to the nearest thousand dollar
(2)	includes salaries and benefits included in office and administration expenses (note 12(b)) and other salaries and benefits expenses classified as administration expenses

(b)	Office and administration expenses

Office and administration expenses include the following:

	Years ended March 31,
	2022	2021	2020
	($)	($)	($)
Salaries and Benefits	239,000	300,000	414,000
Data processing and retention	17,000	79,000	55,000
Insurance	30,000	23,000	60,000
Other office expenses	32,000	15,000	21,000
Total	318,000	417,000	550,000

(1) rounded to the nearest thousand dollar

13.	OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026. Refer to Note 2 (o) for details regarding the 2019 adoption   of IFRS 16.

Right-of-use asset

A summary of the changes in the right-of-use asset for the year ended March 31, 2022 and  2021 is as follows:

2022
($)
Balance at March 31, 2021	–
Addition	100,877
Amortization	(18,493)
Total	82,384

Lease liability

On May 1, 2021, the Company entered into lease agreement which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the year ended March 31, 2022 and 2021 are as follows:

2022
Lease Liability	($)
Balance at March 31, 2021	–
Addition	100,877
Lease payment - base rent portion	(21,288)
Lease Liability - accretion expense	10,438
Balance at March 31, 2022	90,027
Current Portion	17,125
Long-term Portion	72,903

The following is a schedule of the Company’s future lease payments (base rent portion) under lease obligations:

2022
Future lease payments (base rent portion only)	($)
Fiscal 2023 (April 1, 2022 to March 31, 2023)	26,746
Fiscal 2024 (April 1, 2023 to March 31, 2024)	28,056
Fiscal 2025 (April 1, 2024 to March 31, 2025)	28,165
Fiscal 2026 (April 1, 2025 to March 31, 2026)	28,165
Fiscal 2027 (April 1, 2026 to April 29, 2026)	2,347
Total undiscounted lease payments	113,479
Less: imputed interest	(23,452)
Lease liability as at March 31, 2022	90,027

14.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

At March 31, 2022, the Company has unused non-capital loss carry forwards of approximately $11,00,000 (March 31, 2021 - $10.7 million; March 31, 2020 - $9.8 million).

At March 31, 2022, the Company has resource tax pools of approximately $31,000,000 (March 31, 2021 - $31 million; March 31, 2020 - $31.3 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

(c)	Reconciliation of effective tax rate

	March 31, 2022	March 31, 2020
Income (loss) for the year	$1,078,937	$1,360,699
Total income tax expense	–	–
Loss excluding income tax	1,078,937	1,360,699

Income tax expense (recovery) using the Company’s tax rate	(291,000)	367,000
Non-deductible expenses and other	107,000	(577,000)
Temporary difference booked to reserve	(199,000)	16,000
Deferred income tax assets not recognized	383,000	194,000
	$–	$–

The Company’s statutory tax rate was 27% (2021 – 27%; 2020 – 27%) and its effective tax rate is nil (2021 – nil; 2020 – nil).

(d)	Deductible temporary differences

At March 31, 2022, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

Expiry	Tax losses (capital)	Tax losses (non-capital)	Resources pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	–	–	–
After five years	–	11,423,000	–	1,011,000
No expiry date	2,030,000	–	31,210,000	77,000
	$2,030,000	$11,423,000	$31,210,000	$1,088,000

15.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

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

There were no changes to the Company’s approach to capital management during the year ended March 31, 2022.

(b)	Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value based on quoted prices in active markets.

As at March 31, 2022 and 2021, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

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

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fair to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, and amounts receivable and other assets. The carrying values of these financial assets represent the Company’s maximum exposure to credit risk.

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

As at March 31, 2022 and 2021, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2022 and 2021, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

16.	EVENTS AFTER THE REPORTING PERIOD

The Company entered into a Second Loan Amendment Agreement dated May 25, 2022, pursuant to which it has agreed to a $100,000 increase to an existing $ 1 million loan (the “Loan”) with the related party lender disclosed at note 9 (the “Lender”). The Loan is unsecured, will bear interest at a rate of 10% per annum and is repayable on or before the earlier of November 26, 2024, the occurrence of a default or on achievement of financing milestones.

In connection with this Loan, Amarc will issue to the Lender a loan bonus in the form of 1,176,470 warrants (the "Bonus Warrants"), each entitling the holder to acquire one common share of Amarc until November 26, 2024 at a price of $0.085 per share. The Bonus Warrants will be subject to a four month hold period commencing from the date of issuance thereof. The Loan and Bonus Warrants are subject to acceptance by the TSX Venture Exchange.

The Loan proceeds are being used to pay the initial option requirement of $100,000 for a five BC mineral claims group option dated May 16, 2022, from an arm’s length optionor. Total additional option payments are a further $900,000 at $100,000 per year, payable on or before May 31 of each year (total option payments are $1,000,000). The property is subject to a 2% NSR royalty, of which 1.5% is capped at $10 million.

On June 15, a separate 6-month facility 12% interest was included in the Loan Amendment, which can be accessed by the Company upon the determination of the Company’s entitlement to near-term receipt of BCMETC.

On July 8, 2022, the Company announced that it had engaged Kin Communications Inc. (“Kin”) to assist with its investor relations activities. Under the terms of the Investor Relations Agreement with Kin, Kin has agreed to assist Amarc with investor relations, including communicating with and marketing to potential investors, shareholders and media contacts for a period of twelve months and on a month-to-month basis thereafter. In consideration for the services, the Company has agreed to pay Kin $12,500 per month for the initial 12-month period. In addition, the Company has granted Kin stock options entitling it to purchase 1,000,000 of the Company’s common shares at a price of $0.11 per share with a five-year term, vesting in three instalments of 33%, 33% and 34%, with the first instalment vesting 90 days after the Effective Date of the Investor Relations Agreement.

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

/s/ Thomas Wilson

Chief Financial Officer

DATED: August 12, 2022

