Form 20-F
period 2023-03-31
AMARC RESOURCES LTD
filed 2023-07-31
CIK 1175596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

186,602,894 common shares as of March 31, 2023

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

Except as noted, the information set forth in this Annual Report is as of July 27, 2023 and all information included in this document should only be considered correct as of such date.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Amarc extracted from the Company's audited financial statements for related fiscal years. The data should be read in conjunction with the Company's audited financial statements included as Item 18 in this Annual Report.

The following table is derived from the financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) effective for each of the Company's fiscal year presented.

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2023	2022	2021	2020	2019
Total assets	$6,091	$991	$1,560	$529	$799
Total liabilities	6,556	1,620	1,533	1,504	1,342
Working capital surplus (deficit)	(367)	(889)	418	(641)	(716)
Share capital	65,229	65,229	64,745	64,342	64,042
Reserves	4,289	4,094	4,834	5,632	5,105
Accumulated deficit	(69,984)	(69,952)	(69,588)	(70,949)	(69,690)
Net assets (liabilities)	(465)	(628)	27	(975)	(543)
Shareholders' equity (deficiency)	(465)	(628)	27	(975)	(543)

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2023	2022	2021	2020	2019
Interest and other income	$(138)	$(19)	$(27)	$(6)	$(38)
General and administrative expenses	819	617	629	856	913
Exploration expenditures, net of METC*	14,752	5,386	1,130	664	5,390
Contributions pursuant to Option Agreements	5,598	5,539	(1,350)	(413)	(4,538)
Share-based payments	264	123	18	–	–
Other	139	156	167	153	221
Gain on sale of mineral property	–	–	(1,935)	–	–
Net income (loss) for the year	32	364	(1,361)	(1,254)	(1,948)
Other comprehensive income (loss)	168	715	626	(11)	2
Total comprehensive income (loss)	$200	$1,078	$(735)	$(1,265)	$1,946

Basic and diluted net earnings (loss) per share	$0.00	$0.01	$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding	186,602,894	181,479,873	178,666,081	156,826,422	141,435,020

* “METC” refers to British Columbia Mining Exploration Tax Credits, which are discussed in Item 5, under the heading “Critical Accounting Policies and Estimates”.

Currency and Exchange Rates

As of the date of this Annual Report, the average rate of exchange of the Canadian Dollar was US$1.00 = Canadian $1.32.  Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31 (Canadian Dollar per U.S. Dollar)
	2023	2022	2021	2020	2019
End of period	$1.3533	$1.2655	$1.2575	$1.4187	$1.3363
Average for the period	$1.3230	$1.2536	$1.3219	$1.3308	$1.3118
High for the period	$1.3856	$1.2942	$1.4217	$1.4496	$1.3642
Low for the period	$1.2451	$1.2040	$1.2455	$1.2970	$1.2552

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2023 (to the date of this Annual Report)	$1.3253	$1.3183
June 2023	$1.3324	$1.3257
May 2023	$1.3552	$1.3484
April 2023	$1.3517	$1.3451
March 2023	$1.3722	$1.3642
February 2023	$1.3484	$1.3402

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

Auditors

The Company’s auditors are DeVisser Gray LLP, Vancouver, BC. PCAOB# 1054.

Company Development

Amarc has been engaged in the acquisition and exploration of mineral properties since its incorporation. The Company is currently actively exploring a number of properties located in BC, Canada. All of the Company's mineral properties are at the exploration stage.

B. BUSINESS OVERVIEW

The following information is compiled from Company files. All referenced news releases are filed as 6K reports on EDGAR.  The technical work has been completed under the supervision of qualified person(s).   The disclosure has been reviewed by Dr. Roy Greig, P.Geo., Vice President, Exploration for Amarc who is a qualified person.

Summary

Amarc is focused on advancing its district-scale JOY, DUKE and IKE porphyry Cu±Au±Mo±Ag deposit projects (the “JOY District”, the “DUKE District” and the “IKE District”) in northern, central and southern BC, respectively.  Figure 1 shows the location of the Amarc’s three projects in respect to operating and past producing mines, and advanced stage exploration projects held by other operators and focused on porphyry Cu deposits. Each of Amarc’s three districts is situated in proximity to industrial infrastructure – including power, highways and rail.

Figure 1

Note: Only the JOY, DUKE and IKE Districts denoted on the map with a “star” are owned by Amarc.

Amarc is the 100% owner and operator of the JOY, DUKE and IKE Districts. The properties consist of mineral claims (and in the case of IKE, also a few small crown grants1), which were acquired through agreements with previous owners or directly from the Government of BC by on-line staking (“Mineral Titles Online” or “MTO”). To keep mineral claims in good standing, exploration and development work or payment instead of exploration and development must be registered and payment received by MTO before midnight of the good-to-date of the claim. The cost is $5 per hectare in years 1 and 2, $10 per hectare in years 3 and 4, $15 per hectare in years 5 and 6 and $20/hectare in year 7 and thereafter. Excess work can be banked and applied to subsequent years.

The Company has received from the BC Ministry of Energy of Mines & Low Carbon Innovation all required permits for its proposed exploration activities, which include routine exploration permits for both drilling and Induced Polarization (“IP”) ground geophysical surveys.

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

The JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. The JOY claims are located approximately 20 km north of the former Kemess South Mine and the government-approved Kemess Underground project, held by Centerra Gold. JOY is host to the open-ended PINE porphyry Cu-Au deposit (the “PINE Deposit”), the new deposit target discovery at Canyon and a pipeline of other large and high potential porphyry Cu-Au targets.

 _____________________________

1 Crown Grants are an old form of tenure that are small in area and on which certain mineral rights are granted. An annual rental is paid on the crown grants.

Amarc has entered into an alliance with Freeport-McMoRan Minerals Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc., to efficiently advance the JOY District. Under the terms of the agreement Freeport may acquire up to a 70% ownership interest by making staged investments totalling $110 million. Freeport increased its Year 1 contribution in the 2021 JOY exploration program by ~50% – from $4 million to $5.94 million (November 15, 2021 news release) and continued its earn-in on the JOY District completing a second drilling season funding approximately $14 million in 2022 for its Year 2 contribution. Amarc is the project operator.

The Amarc exploration team completed 15,427 m of helicopter-supported drilling at JOY in 2022, identifying several mineralized trends across the JOY District and indicating the potential for clustered porphyry deposits that remain to be fully explored. In addition, the mineralization at the PINE Deposit was expanded over 1,700 m, substantial new porphyry Cu-Au mineralization was discovered at the largely overburden covered Canyon deposit target; and widely spaced initial scout drilling of the Twins sulphide system encountered widespread porphyry Cu-Au mineralization, highlighting significant exploration potential.

In late May 2023, Amarc launched an exploration program that includes extensive airborne and surface surveys focused on the detailed refinement of multiple porphyry Cu-Au deposit targets clustered along the mineralized trends that extend over the property, in preparation for an extensive intended drilling program in 2024. The program will also include rehabilitation of road and bridge access to the PINE Cu-Au Deposit in the centre of the JOY tenure and other deposit targets to facilitate the ongoing detailed work and future drilling. The program is fully funded by Freeport. The Company has the required IP permit in hand for the work program.

The DUKE District is located 80 km northeast of Smithers within the broader Babine District, a 40 by 100 km north-northwesterly striking mineralized belt that hosts Noranda Mines’ past producing Bell and Granisle Cu-Au mines. The DUKE District includes both the DUKE porphyry Cu-Mo-Au-Ag deposit target (the “DUKE Deposit”) and a series of high potential porphyry Cu-Au±Mo±Ag deposit targets generated from the Company’s comprehensive district-scale targeting programs.

Amarc has entered into a funding agreement on the DUKE District with Boliden Mineral Canada Ltd. (“Boliden”), a wholly owned subsidiary of the Boliden Group. Under the terms of the agreement, Boliden may earn up to a 70% ownership interest, by making staged exploration and development investments totalling $90 million (November 22, 2022 news release). Through 2023, $10 million in exploration expenditures at the DUKE District is being fully funded under the agreement with Boliden (June 15, 2023 news release). Amarc is the project operator.

Amarc initiated delineation drilling at the DUKE Deposit in late 2022 completing 11,086 m between early December 2022 and mid-March 2023. This drilling increased the size of the DUKE Deposit porphyry Cu–Mo-Au-Ag system, and also Amarc’s understanding of the controls on mineralization in the DUKE District. In May 2023, Amarc remobilized its exploration team to commence extensive airborne and ground exploration surveys designed to assess 16 prioritized porphyry Cu-Au targets across the DUKE District to define targets for winter 2023-2024 drill testing. The Company has the required drill and IP permits in hand for the work programs.

The IKE District is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry Cu mines. The greater IKE District includes the IKE porphyry Cu-Mo-Ag deposit discovery (the “IKE Deposit”); the high potential Greater Empress Cu-Au Project (the “Greater Empress” area) that hosts the Empress Cu-Au-Ag deposit (the “Empress Deposit”) and other significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets; and also a number of promising epithermal Au-Ag targets. The IKE District geological setting shares many characteristics with porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits and has the potential to become an important mining camp.

Subject to funding Amarc is planning:

•	A core drilling program at the Empress Deposit to expand the higher grade Cu-Au mineralization which remains open;
•	An integrated program in the Greater Empress area to test high potential drill-ready targets and survey other promising targets to bring them to a drill ready status; and
•	A drill program at the IKE Deposit with goal to further expand the deposit and establish a mineral resource.

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

Figure 2

Property Description

Amarc owns 100% interest in and is the operator of the JOY District.  The project comprises the JOY, PINE and Paula properties acquired from other companies (as described below), and claims staked by Amarc. There are 122 mineral claims, covering an area of 49,519 hectares (122,364 acres) are shown in Figure 3.  All of the claims have an expiry date of January 1, 2033.

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

Agreement with Freeport

On May 12, 2021, Amarc announced it entered into an agreement with Freeport pursuant to which Freeport may acquire, through a staged two-stage option up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10-year period.

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

Project Highlights

The PINE Deposit within the JOY District has seen several phases of historical exploration and drilling. Work by Amarc prior to 2021 identified significant expansion potential at both the PINE Deposit and the MEX deposit target requiring drill testing; and defined seven other large (approximately 1 to 5 km2), high potential porphyry Cu-Au exploration target areas with multiple targets either drill-ready, or which could be rapidly brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was initially achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets, including results from soil geochemical sample grids, airborne magnetics and IP geophysical surveys, geological and alteration mapping and historical drilling.

In 2021, Amarc work crews completed a comprehensive exploration program at JOY, designed to advance delineation of the PINE Deposit as well as assess several of the high potential deposit targets (November 15, 2021 news release).  This program included the drilling of nine core drill holes (over 4,300 m) and the relogging of over 60 historical core drill holes, mainly from the PINE porphyry Cu-Au deposit, along with completion of 42 line-km of IP geophysical survey, and collection of 684 grid soil geochemical samples and 179 rock geochemical samples during geological traverses over a number of the target areas.

Three long core holes (up to 701 m in length) (March 7, 2022 news release) in the PINE Deposit intercepted significant mineralization over a strike length of 1,100 m and to a vertical depth of at least 550 m. These drill holes intercepted some of the highest grade of Cu-Au mineralization over the longest intervals that had been encountered to date at the PINE Deposit. Highlights from the 2021 PINE drilling include:

•	101.90 m of 0.56% CuEQ[2] (0.23% Cu, 0.57 g/t Au and 2.4 g/t Ag) (JP21007)
•	29.00 m of 0.46% CuEQ (0.20% Cu, 0.44 g/t Au and 2.1 g/t Ag) (JP21007)
•	66.60 m of 0.40% CuEQ (0.21% Cu, 0.32 g/t Au and 1.5 g/t Ag) (JP21008)
•	244.10 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag) (JP21009)
•	135.00 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag) (JP21009)

A majority of the historical core holes drilled at PINE at that time had been collared within a restricted 900 x 600 m area. Reinterpretation of the 60+ mainly short (80% extend to <200 m vertical depth) and largely widely spaced historical drill holes and Amarc’s 2021 holes show good potential to expand the PINE Deposit internally (between the widely spaced drill holes), laterally (beyond the footprint of current drilling) and to depth.

The 2021 work at PINE also indicated significant potential for the discovery of other centres of porphyry Cu-Au mineralization within the area of the overall PINE mineralized system. Amarc's hole JP21009, located 500 m northeast of the PINE Deposit, returned 244 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag), including 135 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag), indicating high potential to the northeast (March 7, 2022 news release). Historical drilling also indicates significant potential to the southwest of the PINE Deposit. For example, the historical hole located furthest away to the southwest but within the current known limits of the PINE system (PIN09-04) returned 105 m at 0.17% CuEQ (0.08% Cu, 0.15 g/t Au and 1.1 g/t Ag).

The JOY District also hosts five deposit-scale porphyry Cu-Au targets (including Canyon, Twins and MEX), which have the potential to form a major cluster of Cu-Au mineralized porphyry systems.  In 2021 Amarc drilled five initial scout exploration core holes (271 m to 404 m in length) in 2021 to test four of the porphyry Cu-Au deposit targets confirmed by IP, airborne magnetics, geochemical and geological surveys. Drill results from 2021 and at Canyon and Twins are discussed with those from 2022 under Recent Work – 2022 Program. At the MEX Cu-Au deposit target, a single hole (JP21002) drilled by Amarc in 2021 intersected anomalous Cu and Au concentrations lateral to and below historical drilling, returning 153 m of 0.17% CuEQ (0.09% Cu, 0.13 g/t Au). At the North MEX target, a single hole (JP21003) was drilled to test a multi-element geochemical anomaly. No significant Cu or Au concentrations were encountered in that hole.

For further 2021 information see Amarc 2022 Form on 20F filed on EDGAR.

_____________________

2 See Table 1, Note 4 for CuEQ calculations.

Recent Work – 2022 Program

Amarc completed 37 core holes (15,427 m) in 2022 that considerably expanded the PINE Deposit to over a 1,700 m strike length, discovered new porphyry Cu-Au mineralization at the 5 km2 Canyon deposit target, and further defined additional deposit-scale porphyry systems requiring exploration drilling.

Highlights from 2022 PINE Deposit Drilling include:

•	204 m of 0.42% CuEQ (0.18% Cu, 0.41 g/t Au and 2.3 g/t Ag) (JP22010)
•	105 m of 0.40% CuEQ (0.13% Cu, 0.47 g/t Au and 2.3 g/t Ag) (JP22013)
•	107 m of 0.31% CuEQ (0.09% Cu, 0.37 g/t Au and 1.2 g/t Ag) (JP22015)
•	179 m of 0.32% CuEQ (0.11% Cu, 0.36 g/t Au and 1.2 g/t Ag) (JP22015)

Highlights from the new Canyon Porphyry Cu-Au Discovery include:

•	96 m of 0.51% CuEQ (0.39% Cu, 0.18 g/t Au and 2.6 g/t Ag), within 296 m of 0.39% CuEQ (0.30% Cu, 0.14 g/t Au and 1.7 g/t Ag) (JP22030)

Expansion of the PINE Porphyry Cu-Au Deposit Over 1,700 m of Strike Length: The 11 core holes (up to 781 m in length) completed at the PINE Deposit in 2022 intercepted significant mineralization, extending the footprint of the deposit over a strike length of 1,700 m (Table 1, Figures 4 and 5) with outboard, wider spaced and mainly historical drilling indicating the potential to expand this footprint to over 2,600 m. Drilling is also highlighting the favorable geometry of the PINE Deposit: most of the known mineralization occurs from surface to 300 m depth, and locally extends to 550 m depth. Additionally, the PINE Deposit and its expansion potential is hosted within a larger 6 km2 mineralized system, which remains to be fully explored (March 2, 2023 news release).

Notably, additional centers of higher Cu-Au grade are beginning to emerge along the 1,700 m PINE Deposit trend. For example, Amarc drilling in the northeastern area of this trend intersected significant porphyry mineralization over 600 m of strike length, including:

•	63 m of 0.44% CuEQ, within 179 m of 0.32% CuEQ (JP22017)[3]
•	57 m of 0.40% CuEQ, within 107 m of 0.31% CuEQ (JP22015)
•	135 m of 0.44% CuEQ, within 244 m of 0.35% CuEQ (JP21009 completed in 2021)

Discovery At Canyon Deposit Target Highlights Potential for Clustered Deposits: Eight extensive porphyry Cu-Au deposit targets were explored with 26 scout drill holes in 2022, including four targets that had not previously been drill tested.  The Canyon (5 km2), Twins (7 km2) and SWT (3 km2) Deposit Targets and the PINE (6 km2) Deposit form the 15.5 km northeast trending PINE Trend. The South Mex (>1.9 km2) open deposit target is located at the south end of the 6 km-long MEX Trend (January 23, 2023 news release).

At Canyon, very limited initial scout drilling of this expansive (5 km2) and largely covered sulphide system by Amarc in 2021 (JP21006: 27 m of 0.18% CuEQ with 0.06% Cu, 0.21 g/t Au) (March 7, 2022 news release) and historical operators (MEX12-013: 49 m of 0.16% CuEQ with 0.05% Cu, 0.20 g/t Au, and PIN09-15: 3 m of 11 g/t Au), intersected promising Cu-Au and Au-only mineralization compatible with the fringes of a potentially important porphyry Cu-Au system. Further reconnaissance drilling at Canyon in 2022 discovered a significant new zone of porphyry Cu-Au mineralization with hole JP22030 intersecting:

•	96 m of 0.51% CuEQ (0.39% Cu, 0.18 g/t Au and 2.6 g/t Ag), within 296 m of 0.39% CuEQ (0.30% Cu, 0.14 g/t Au and 1.7 g/t Ag)
•	10.5 m of 0.77% CuEQ (0.61% Cu, 0.25 g/t Au, 2.1 g/t Ag)

Four other scout drill holes intersected less robust Cu-Au mineralization disrupted by inter-mineral intrusions. The Canyon discovery remains open to expansion and requires substantial drilling, as does the host 5 km2 IP geophysical anomaly which indicates the presence of a large-scale sulphide system.

The highly prospective Twins (7 km2) deposit target is located adjacent and to the southwest along the 15.5 km PINE Trend from Canyon. A single scout drill hole completed by Amarc in 2021 (JP21004), the first ever drilled into the large Twins target, intersected 63 m of 0.18% CuEQ with 0.09% Cu, 0.15 g/t Au, 0.5 g/t Ag, including 39 m of 0.22% CuEQ with 0.11% Cu, 0.19 g/t Au, 0.6 g/t Ag, successfully discovering porphyry-type Cu-Au mineralization (March 7, 2022 news release) within this large mineralized sulphide system. In 2022, very widely spaced follow-up reconnaissance drill holes, ranging in length from 216 m to 384 m, targeted magnetic high features within the extensive IP chargeability footprint (Figure 5) and encountered widespread indications of porphyry Cu-Au mineralization.

 ____________________________________

3 Grade for each element that comprises the CuEQ for holes JP22017, JP22015 are shown in Table 1 and for JP21009 is 0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag.

Based on comparisons with the Canyon discovery and the PINE Deposit, intervals of porphyry Cu-Au mineralization, including 27 m of 0.29% CuEQ (0.12% Cu, 0.30 g/t Au, 1.2 g/t Ag) in JP22019 and 204 m of 0.11% CuEQ (0.04% Cu, 0.14 g/t Au, 0.4 g/t Ag) in JP22020, may represent the lateral or upper parts of a yet undiscovered porphyry Cu-Au center (March 2, 2023 news release). The large footprint of this target, its veneer of glacial overburden cover, and Cu-Au intercepts in the widely spaced and relatively shallow drill holes highlight the significant exploration potential for the discovery of another porphyry Cu-Au deposit at Twins.

Systematic Exploration of Emerging Deposit Targets: In 2022, a similar strategy of initial drill testing with single to widely spaced shorter scout drill holes was employed at other overburden-covered targets, including South MEX, South Finlay, North Finlay and CT, with results indicating continued systematic exploration is warranted. At South MEX, a single scout drill hole, the first in this >1.9 km2 IP chargeability anomaly which remains open to expansion, intersected anomalous Au-Cu-Ag (72 m of 0.10% CuEQ (0.02% Cu, 0.10 g/t Au, 3.4 g/t Ag) in JP22041) in volcanics that straddle the prospective Triassic-Jurassic contact: a geological environment similar to that hosting the Kemess District porphyry Cu-Au deposits (January 23, 2023 and March 2, 2023 news releases).

Scout drilling at SWT returned local zones of anomalous Au-Cu compatible with proximity to a porphyry Cu-Au system (e.g. 78 m of 0.09% CuEQ (0.02% Cu, 0.11 g/t Au, 0.04 g/t Ag) in JP22028), as well as local vein-hosted Au-only mineralization (2.7 m of 3.7 g/t Au in JP22024). At the adjacent Wrich occurrence, Au-Ag-Cu mineralization (108 m of 0.20% CuEQ (0.03% Cu, 0.23 g/t Au, 6.4 g/t Ag) in JP22044) is associated with advanced argillic alteration zones and may represent a higher-level signature of a porphyry Cu-Au system (March 2, 2023 news release).

Table 1: JOY 2022 Drill Program Assay Results

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag (g/t)
PINE	JP22010	265	-60	681.00		18.96	223.03	204.07	0.42	0.18	0.41	2.3
					Incl.	18.96	49.35	30.39	0.44	0.12	0.55	2.0
					Incl.	84.83	223.03	138.20	0.48	0.22	0.43	2.8
					and	84.83	128.95	44.12	0.58	0.26	0.53	3.3
					and	141.82	223.03	81.21	0.51	0.24	0.45	2.9
						258.00	296.70	38.70	0.51	0.25	0.44	2.7
					Incl.	258.00	285.81	27.81	0.62	0.29	0.54	3.3
						455.51	505.79	50.28	0.34	0.15	0.32	1.7
PINE	JP22011	265	-60	637.78		35.00	65.00	30.00	0.22	0.06	0.27	1.5
						386.00	542.00	156.00	0.36	0.20	0.25	2.5
					Incl.	386.00	458.00	72.00	0.44	0.23	0.35	2.9
					Incl.	494.00	539.00	45.00	0.41	0.24	0.25	2.8
PINE	JP22012	265	-60	597.00		41.50	54.52	13.02	0.26	0.12	0.22	2.0
						73.00	141.00	68.00	0.31	0.13	0.29	2.0
					Incl.	126.00	141.00	15.00	0.49	0.20	0.49	2.7
						221.40	354.00	132.60	0.32	0.15	0.26	2.4
					Incl.	221.40	301.48	80.08	0.35	0.17	0.30	2.7
PINE	JP22013	265	-60	516.00		48.00	153.00	105.00	0.40	0.13	0.47	1.8
					Incl.	59.20	96.00	36.80	0.44	0.16	0.48	2.3
	JP22013				Incl.	114.00	153.00	39.00	0.46	0.12	0.59	1.4
						177.00	189.51	12.51	0.42	0.12	0.52	1.3
						226.14	303.00	76.86	0.30	0.14	0.27	1.4
					Incl.	226.14	245.41	19.27	0.45	0.14	0.54	1.4
PINE	JP22014	270	-60	594.00		27.00	42.00	15.00	0.28	0.10	0.31	1.3
						62.05	167.00	104.95	0.25	0.10	0.26	1.3
					Incl.	66.00	84.00	18.00	0.34	0.11	0.40	1.2
					Incl.	111.00	141.00	30.00	0.33	0.12	0.37	1.7

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag (g/t)
PINE	JP22015	90	-60	647.00		72.00	300.00	228.00	0.25	0.08	0.28	1.0
					Incl.	72.00	178.78	106.78	0.31	0.09	0.37	1.2
					and	72.00	129.00	57.00	0.40	0.10	0.53	1.3
					and	72.00	84.00	12.00	0.81	0.16	1.15	2.0
					Incl.	189.00	300.00	111.00	0.21	0.08	0.22	0.8
						431.97	647.00	215.03	0.22	0.10	0.21	0.8
					Incl.	522.00	534.00	12.00	0.47	0.10	0.64	1.6
					and	561.00	644.55	83.55	0.24	0.12	0.20	0.9
PINE	JP22016	265	-65	609.00		13.23	155.56	142.33	0.26	0.08	0.30	1.1
					Incl.	18.00	66.00	48.00	0.41	0.12	0.50	1.4
						175.51	186.33	10.82	0.30	0.12	0.31	1.4
						213.36	232.07	18.71	0.22	0.12	0.17	1.4
						241.78	258.00	16.22	0.29	0.10	0.32	1.2
PINE	JP22017	90	-60	624.00		174.00	352.80	178.80	0.32	0.11	0.36	1.2
					Incl.	248.03	352.80	104.77	0.37	0.13	0.43	1.1
					and	272.72	336.00	63.28	0.44	0.14	0.52	1.2
					and	272.72	291.00	18.28	0.56	0.12	0.76	1.5
					Incl.	310.00	336.00	26.00	0.45	0.17	0.49	1.2
						378.00	390.00	12.00	0.30	0.12	0.30	1.3
PINE	JP22018	265	-60	490.50		126.00	177.00	51.00	0.38	0.13	0.4	1.8
PINE	JP22034	90	-60	504.00		59.67	95.08	35.41	0.14	0.05	0.14	0.3
						124.71	145.17	20.46	0.24	0.13	0.20	0.8
						174.13	231.00	56.87	0.24	0.14	0.17	1.6
						423.32	477.33	54.01	0.13	0.07	0.10	0.9
PINE	JP22040	270	-90	405.00	No significant intercepts
Canyon	JP22029	40	-60	234.00	No significant intercepts
Canyon	JP22030	55	-60	753.00		342.00	638.25	296.25	0.39	0.30	0.14	1.7
					Incl.	345.21	456.00	110.79	0.48	0.38	0.16	2.5
					Incl.	351.00	447.00	96.00	0.51	0.39	0.18	2.6
					and	360.00	399.00	39.00	0.56	0.42	0.20	2.7
					Incl.	552.00	580.00	28.00	0.51	0.40	0.19	1.4
						708.90	719.40	10.50	0.77	0.61	0.25	2.1
Canyon	JP22036	55	-60	588.00		24.47	219.00	194.53	0.20	0.14	0.09	2.3
					Incl.	69.00	76.00	7.00	0.91	0.54	0.59	6.9
					Incl.	162.30	177.00	14.70	0.33	0.22	0.18	2.1
	JP22036					210.00	219.00	9.00	0.27	0.17	0.15	1.8
						407.00	464.00	57.00	0.17	0.12	0.08	0.8
Canyon	JP22038	55	-60	576.00		384.00	570.00	186.00	0.15	0.12	0.04	0.8
Canyon	JP22042	235	-70	661.30		299.40	564.00	264.60	0.15	0.11	0.06	0.8
					Incl.	318.00	347.61	29.61	0.23	0.16	0.12	1.1
					Incl.	453.00	498.00	45.00	0.20	0.15	0.07	0.9
Canyon	JP22043	50	-60	735.00		582.00	726.00	144.00	0.16	0.13	0.03	0.8
Twins	JP22019	50	-60	384.00		54.00	125.58	71.58	0.21	0.10	0.19	1.0
					Incl.	99.00	125.58	26.58	0.29	0.12	0.30	1.2
						215.00	276.00	61.00	0.19	0.11	0.14	1.2
Twins	JP22020	235	-60	270.00		12.00	216.00	204.00	0.11	0.03	0.14	0.4
					Incl.	44.22	90.00	45.78	0.17	0.05	0.22	0.6
Twins	JP22021	55	-60	216.00	No significant intercepts
Twins	JP22023	235	-60	36.00	Abandoned in overburden
Twins	JP22025	50	-60	219.00		12.00	48.00	36.00	0.11	0.04	0.11	0.6
Twins	JP22026	55	-55	282.00	No significant intercepts

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag (g/t)
Twins	JP22031	55	-60	249.00		60.00	105.00	45.00	0.10	0.04	0.11	0.3
SWT	JP22022	265	-55	528.00	No significant intercepts
SWT	JP22024	225	-60	501.00		414.30	417.00	2.70	2.12	0.005	3.73	6.2
SWT	JP22027	70	-60	342.00		24.00	27.00	3.00	0.25	0.09	0.28	0.4
SWT	JP22028	70	-60	342.00		264.00	342.00	78.00	0.08	0.02	0.11	0.4
					Incl.	328.71	342.00	13.29	0.14	0.03	0.20	0.5
South MEX	JP22041	54.16	59.82	323.00		101.00	173.00	72.00	0.10	0.02	0.10	3.4
					Incl.	127.00	149.00	22.00	0.15	0.03	0.16	4.8
Wrich	JP22044	335	-70	393.00		59.00	167.00	108.00	0.20	0.03	0.23	6.4
					Incl.	65.00	86.00	21.00	0.32	0.04	0.32	13.6
					Incl.	119.00	137.00	18.00	0.28	0.03	0.44	1.7
					Incl.	158.00	167.00	9.00	0.34	0.02	0.46	10.2
Finlay North	JP22032	30	-60	225.00	No significant intercepts
Finlay North	JP22033	30	-60	243.00		66.00	87.00	21.00	0.07	0.004	0.11	0.4
Finlay North	JP22035	30	-70	219.40	No significant intercepts
Finlay South	JP22037	55	-60	221.00		17.00	29.00	12.00	0.14	0.10	0.06	2.0
Finlay South	JP22039	235	-50	356.00	No significant intercepts
CT	JP22045	90	-60	204.00	No significant intercepts

Notes to Table 1:

1. Widths reported are drill widths, such that true thicknesses are unknown.

2. All assay intervals represent length-weighted averages.

3. Some figures may not sum exactly due to rounding.

4. Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb., Au US$1800/oz. and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz. / 31.1034768 / Cu $ per lb. * 22.04623))

Quality Control/Quality Assurance Program

Amarc drilled mostly NQ size core in 2022, except in the PINE Deposit area where the holes were drilled HQ core size and then reduced to NQ, typically around 200 m depth, to hole completion. Overall, 12% of the 2022 core drilled was HQ size. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from JOY were sent to Activation Laboratories Ltd. (Actlabs), Kamloops, Canada facility for preparation and analysis. During peak periods, samples were also prepared at Actlabs laboratories located in Timmins and Ancaster, Ontario.

At the preparation laboratory, the entire sample was dried, crushed to 80% passing 2 mm size, mechanically split (by riffle) to obtain a representative sample and then pulverized to at least 95% minus 105 microns (μm) (method RX1). The pulverized fraction was analyzed for Au at either the Actlabs, Kamloops, Timmins or Ancaster laboratory by fire assay fusion of a 30 g sub-sample with an ICP-OES finish (method 1A2-ICP). All samples were also analyzed with a multi-element ICP finish. In this method, Cu, Ag and 58 additional elements were determined by 4-acid digestion of a 0.25 sub-sample followed by an ICP-OES and ICP-MS finish (method UT6). Samples >10,000 ppm Cu by UT6 were also analyzed by assay grade 4-acid digestion ICP-OES. All multi-element and Cu ICP analysis was done at the Ancaster facility.

The three Actlabs facilities are ISO/IEC 17025 accredited. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, coarse reject duplicate splits one in 20 samples and blanks one in 80 regular samples, or once per drill hole. The control sample results were then checked to ensure proper QAQC.

Figure 4

Figure 4 shows the location of 2022, 2021 and historical drill holes overlain on results from IP geophysical surveys indicating the potential size of the sulphide bearing mineral system at the PINE deposit and greater target.

Figure 5

Figure 5 shows the location of the PINE deposit and other targets in the JOY District. The IP survey results outline a cluster of potential mineral systems at Canyon, Twins and other targets.

24

DUKE District

Location and Infrastructure

The DUKE District is located in central BC, in the Omineca Mining Division. The centre of the project is approximately 85 km northeast of Smithers, BC, at 55º 14’ 35” N Latitude and 126º 10’ 25” W Longitude; or UTM Zone 9 (NAD 83) at 6,126,000 m N and 681,000 m E. Figure 6 shows the location of the DUKE District claims and the infrastructure in the region.

Figure 6

Property Description

Amarc owns 100% interest and is the operator of the DUKE District. The project consists of 98 claims covering 67,766 ha (167,453 acres) shown in Figure 7.  Three of the claims are in good standing until the end of 2028 and the remainder are in good standing until May 15, 2024.

Figure 7

HDIAMARC
AMARC Resources Ltd.
Duke Project
Mineral Claims
Legend
Duke - AMARC Mineral Claims
Third Party Mineral Claims
N
0
10
km
1:315,0000
UTM Zone 9N
NAD83
Map Date: 2022/11/21
Created For 8.5x11" Paper
Image Capture
Microsoft Corp Earthstar Geographics
2023/07/13
6,160,000
6,150,000
6,140,000
6,130,000
6,120,000
6,110,000
6,100,000
6,090,000
6,080,000
650,000
660,000
670,000
680,000
690,000
1059007
1059006
1059004
1059002
1059005
1059003
1059001
1066728
1046684
1086575
1066726
1068826
1068824
1086579
1042004
1086578
1068833
1086577
1086576
1050190
1068828
1068827
1050191
1046683
1086574
1046682
1046202
1066478
1066730
1046681
1066734
1046680
1086572
1066725
1037016
1037017
1086560
1066727
1037015
1037010
1047912
1068831
1066798
1047914
1086561
1066729
1047913
1086562
1066731
1086563
1066733
1049427
1086547
1066737
1068825
1086546
1067211
1051647
1067210
1068823
1067213
1086570
1067212
1066739
1066738
1066742
1066740
1086568
1066741
1086569
1068830
1086564
1068832
1086565

Agreement with Boliden

On November 22, 2022, Amarc announced it had entered into an agreement (the “Agreement”) with Boliden. Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund CDN$30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which CDN$5 million is a committed amount to be spent in 2022 and early 2023. Amarc will be the operator during this initial earn-in stage.

Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional CDN$60 million of exploration and development expenditures at a minimum rate of CDN$10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator.

Upon Boliden finalizing its earned ownership interest, Amarc and Boliden will form either a 60:40 or 70:30 unincorporated joint venture to further advance the Duke District. At that stage each party will be responsible for funding its own pro-rata share of project costs, or be subject to customary equity dilution.

Project Highlights

The DUKE District includes both the DUKE porphyry Cu deposit discovery and a series of high potential porphyry Cu-Au deposit targets generated from the Company’s district-scale targeting program.

Although explored historically, the extensive porphyry Cu system at the DUKE discovery was not fully delineated.  Many of the 21 historical shallow and closely spaced core holes intersected and ended in significant Cu-Mo-Au-Ag mineralization within a small portion of a robust, 4.7 km2 IP chargeability anomaly. In 2017 and 2018, Amarc completed seven core holes over an area measuring approximately 400 m north-south by 600 m east-west (see Amarc releases December 19, 2017 and June 12, 2018) at the DUKE Deposit, successfully intersecting porphyry copper-style mineralization to a vertical depth of 360 m.  This mineralization remained open to expansion.  The eighth hole, drilled one kilometre to the north within the 4.7 km2 sulphide mineral system, intersected similar porphyry Cu-Mo-Ag-Au mineralization.

In addition, Amarc has completed a comprehensive compilation of government and historical data over the entire 678 km2 DUKE District claim holdings.  This detailed scientific work has provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine belt, and identified 16 previously unrecognized porphyry Cu deposit-scale targets with exciting potential (see May 6, 2020 news release). The databases compiled and leveraged for this work were extensive: they include data from the BC Geological Survey, Geoscience BC, numerous historical industry workers and Amarc. The targeting study covered an area 140 km by 110 km (15,400 km2). Datasets include >2,300 regional geochemical samples, 116,344 line-km of airborne magnetic and radiometrics, and 25,500 line-km of aerogravity.

Recent Work – 2022-2023 Program

Between early December 2022 and mid-March 2023 Amarc completed 24 core drill holes (11,086 m) in 80 drill days (Table 2 and Amarc release June 15, 2023). Two drill rigs focused on further delineating the DUKE Cu-Mo-Ag-Au Deposit, while a third rig tested the shallow overburden covered 4.7 km2 IP anomaly surrounding the DUKE Deposit which is indicative of an expansive mineralized system (Figure 8). Highlights from the 2022-2023 drilling at the DUKE Deposit include:

•	183 m of 0.43% CuEQ[4] (0.31% Cu, 0.019% Mo, 0.07 g/t Au,1.5 g/t Ag) (DK22009)
•	217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) (DK22010)
•	30 m of 0.47% CuEQ (0.36 % Cu, 0.015% Mo, 0.06 g/t Au, 3.2 g/t Ag) (DK23012)
•	30 m of 0.43% CuEQ (0.31% Cu, 0.014% Mo, 0.09 g/t Au, 1.6 g/t Ag), and 33 m of 0.44% CuEQ (0.20% Cu, 0.053% Mo, 0.06 g/t Au, 1.3 g/t Ag) (DK23015)
•	82 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) (DK23022)
•	36 m of 0.47% CuEQ (0.34% Cu, 0.024% Mo, 0.06 g/t Au, 1.5 g/t Ag) (DK23024)
•	33 m of 0.40% CuEQ (0.30% Cu, 0.017% Mo, 0.05 g/t Au, 1.5 g/t Ag) (DK23026)

Of the 24 holes drilled, 16 widely spaced drill holes (7,552 m) were completed to further delineate the DUKE Deposit. These holes have increased the size of the DUKE Deposit porphyry Cu–Mo-Ag-Au system and Amarc’s understanding of the controls on mineralization in the DUKE District. An exploration template has been developed to effectively screen and advance the additional 16 priority exploration targets within the extensive DUKE District.

 ________________________

4 See Table 2, Note 4 of copper equivalent (CuEQ) calculations.

Drill holes at the DUKE Deposit were sited on a nominal 200 m grid as step-outs from previous Amarc drilling. These holes confirmed that the DUKE Deposit extends to depths of at least 600 m, and also expanded the deposit footprint laterally to over 650 m north-south by 800 m east-west. In addition, on-going detailed geological interpretation and modelling indicates strong potential for further expansion of the deposit laterally, and especially to the east. A notable characteristic of the porphyry Cu-Mo-Ag-Au mineralization in these widely spaced holes is the presence of zones of higher grade mineralization within broader envelopes of comparatively moderate grade. Significant potential exists with further drilling for the definition of internal higher grade zones.

The DUKE Deposit consists of a series of Babine porphyry intrusions which were emplaced into volcanic and sedimentary rocks. The resulting contact zones are characterized by elevated Cu–Mo grades, often over several tens of metres in width, in both the intrusions and the adjacent volcanic and sedimentary rocks. The extension of significant Cu–Mo mineralization from the intrusions into the enclosing volcanic and sedimentary rocks greatly expands the DUKE Deposit volume potential.

Amarc also completed eight core holes (3,534 m) outside of the DUKE Deposit but within the surrounding mineralized system as outlined by a 4.7 km2 IP anomaly. These widely spaced (300 m to 500 m apart) drill holes tested a series of geophysical and geological targets. Notably, drill hole DK23012, located 500 m northwest of the DUKE Deposit, returned a significant 30 m intercept of 0.47% CuEQ (0.36% Cu, 0.015% Mo, 0.06 g/t Au and 3.2 g/t Ag) from 264 m. This intercept represents an important target for follow-up drilling. Ongoing data interpretation and modelling is aimed at vectoring outward from the DUKE Deposit toward this target, and other zones of mineralization within the overall mineralized system.

Table 2: DUKE 2022-2023 Drilling Assay Results

DUKE Deposit Drill Holes

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To(m)	Int.[1,2,3](m)	CuEQ[4](%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK22009	0	-90	551		9.40	551.00	541.60	0.33	0.24	0.016	0.04	1.2
				Incl.	9.40	247.62	238.22	0.39	0.29	0.016	0.06	1.4
				and	65.00	247.62	182.62	0.43	0.31	0.019	0.07	1.5
				and	122.00	247.62	125.62	0.52	0.38	0.024	0.08	1.8
				and	128.00	161.00	33.00	0.59	0.42	0.028	0.10	1.8
				and	176.00	245.00	69.00	0.57	0.42	0.023	0.09	2.1
				Incl.	289.88	376.90	87.02	0.36	0.25	0.020	0.05	1.5
				and	289.88	336.87	46.99	0.43	0.31	0.022	0.06	1.7
				Incl.	406.12	551.00	144.88	0.31	0.22	0.018	0.03	1.1
				and	412.00	488.00	76.00	0.38	0.28	0.018	0.04	1.4
				and	412.00	434.00	22.00	0.42	0.31	0.022	0.04	1.5
				and	459.54	488.00	28.46	0.41	0.30	0.018	0.05	1.5
DK22010	0	-90	566		8.63	566.00	557.37	0.36	0.25	0.018	0.06	1.4
				Incl.	8.63	317.56	308.93	0.42	0.31	0.017	0.08	1.8
				and	101.00	317.56	216.56	0.45	0.33	0.018	0.08	1.5
				and	185.00	206.00	21.00	0.48	0.38	0.012	0.08	1.6
				and	243.45	300.75	57.30	0.68	0.50	0.027	0.13	2.0
				Incl.	338.00	368.00	30.00	0.49	0.33	0.030	0.08	1.3
DK23013	0	-90	576		255.00	261.00	6.00	0.30	0.24	0.008	0.04	0.9
					273.00	294.00	21.00	0.23	0.18	0.006	0.03	0.9
					517.85	528.00	10.15	0.22	0.17	0.006	0.04	0.9
DK23015	0	-50	546		7.70	75.00	67.30	0.35	0.25	0.012	0.07	1.5
				Incl.	21.00	51.00	30.00	0.43	0.31	0.014	0.09	1.6
					231.00	261.00	30.00	0.21	0.16	0.004	0.06	0.8
					339.00	372.00	33.00	0.44	0.20	0.053	0.06	1.3
DK23017	248	-50	262.83		25.92	128.00	102.08	0.17	0.14	0.005	0.02	0.6
				Incl.	25.92	55.70	29.78	0.23	0.18	0.006	0.04	0.7
				and	34.00	49.00	15.00	0.28	0.21	0.008	0.07	0.7
DK23018	0	-90	519		4.89	117.00	112.11	0.16	0.13	0.004	0.03	0.6
				Incl.	9.00	45.00	36.00	0.23	0.18	0.009	0.04	0.8

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK23019	0	-90	570		15.85	77.00	61.15	0.28	0.23	0.008	0.02	1.1
				Incl.	15.85	24.00	8.15	0.49	0.41	0.010	0.04	2.1
				Incl.	45.00	62.00	17.00	0.33	0.28	0.008	0.03	1.2
					207.00	346.00	139.00	0.17	0.13	0.008	0.02	0.7
				Incl.	251.00	267.00	16.00	0.25	0.21	0.004	0.02	1.5
					381.00	570.00	189.00	0.20	0.14	0.013	0.02	0.6
				Incl.	396.00	409.84	13.84	0.26	0.17	0.020	0.03	0.9
				Incl.	453.00	491.00	38.00	0.22	0.15	0.016	0.02	0.8
				Incl.	512.00	570.00	58.00	0.22	0.17	0.011	0.02	0.5
DK23020	0	-90	540		10.07	180.00	169.93	0.26	0.20	0.009	0.04	0.9
				Incl.	13.16	45.00	31.84	0.29	0.22	0.009	0.04	1.0
				Incl.	90.00	123.00	33.00	0.27	0.22	0.009	0.03	1.0
				Incl.	135.00	165.00	30.00	0.38	0.30	0.013	0.05	1.0
					258.00	450.00	192.00	0.19	0.13	0.008	0.04	0.7
				Incl.	345.00	366.00	21.00	0.24	0.19	0.006	0.03	0.9
					516.00	528.00	12.00	0.31	0.20	0.013	0.10	0.9
DK23021	88	-45	615		160.00	375.00	215.00	0.21	0.16	0.007	0.03	1.2
				Incl.	261.00	334.15	73.15	0.33	0.26	0.009	0.04	2.4
				and	279.00	309.00	30.00	0.49	0.39	0.012	0.07	1.9
DK23022	0	-90	600.62		27.01	196.50	169.49	0.33	0.25	0.014	0.05	0.9
				Incl.	50.00	165.00	115.00	0.38	0.28	0.017	0.06	1.0
				and	62.00	144.50	82.50	0.41	0.30	0.017	0.06	1.1
					231.50	439.87	208.37	0.20	0.15	0.010	0.02	0.9
				Incl.	233.63	272.00	38.37	0.29	0.23	0.011	0.03	1.0
					515.95	600.62	84.67	0.26	0.19	0.013	0.03	1.2
				Incl.	518.20	544.00	25.80	0.34	0.26	0.012	0.04	1.6
DK23023	88	-45	385.15		15.40	123.09	107.69	0.19	0.15	0.005	0.03	0.8
					21.00	42.00	21.00	0.24	0.19	0.008	0.04	0.7
					102.00	117.00	15.00	0.33	0.28	0.003	0.05	2.2
DK23024	0	-90	188.18		10.20	56.00	45.80	0.32	0.24	0.012	0.04	1.1
				Incl.	10.20	21.00	10.80	0.41	0.32	0.013	0.06	1.3
					117.64	153.40	35.76	0.47	0.34	0.024	0.06	1.5
DK23025	0	-90	147	No significant intercepts
DK23026	0	-90	600		12.15	55.80	43.65	0.31	0.24	0.010	0.04	1.1
					12.15	27.00	14.85	0.38	0.30	0.012	0.05	1.3
					120.34	153.16	32.82	0.40	0.30	0.017	0.05	1.5
					268.24	600.00	331.76	0.25	0.18	0.014	0.02	0.8
				Incl.	268.24	288.27	20.03	0.41	0.30	0.022	0.04	1.3
				Incl.	405.00	522.40	117.40	0.28	0.20	0.014	0.03	0.8
				and	429.00	444.44	15.44	0.39	0.28	0.021	0.04	1.0
				Incl.	543.00	567.00	24.00	0.37	0.30	0.010	0.04	1.2
DK23027	268	-45	324		29.00	71.95	42.95	0.27	0.20	0.012	0.04	1.0
DK23028	88	-75	561		103.65	323.74	220.09	0.23	0.15	0.017	0.03	0.9
				Incl.	216.00	273.00	57.00	0.27	0.19	0.018	0.02	0.8
					381.00	438.61	57.61	0.20	0.12	0.016	0.02	0.7
				Incl.	419.14	431.79	12.65	0.29	0.20	0.017	0.03	1.2
					471.54	561.00	89.46	0.16	0.11	0.011	0.02	0.6

Initial Test Drills Holes into the Broader 4.7 km2 Mineralized System

Drill Hole[5]	Azim. (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK23011	90	-60	524	No significant intercepts
DK23012	90	-50	416		192.00	297.00	105.00	0.26	0.16	0.008	0.10	1.4
				Incl.	243.00	294.00	51.00	0.34	0.26	0.012	0.04	2.2
				and	264.00	294.00	30.00	0.47	0.36	0.015	0.06	3.2
DK23014	270	-61	497		14.62	56.00	41.38	0.18	0.12	0.007	0.06	0.7
				Incl.	17.00	29.00	12.00	0.24	0.14	0.006	0.13	0.9
					158.00	185.00	27.00	0.16	0.11	0.005	0.05	0.8
DK23016	90	-45	500	No significant intercepts
DK23029	90	-45	350	No significant intercepts
DK23030	268	-45	462	No significant intercepts
DK23031	268	-45	386	No significant intercepts
DK23032	268	-45	399	No significant intercepts

>0.30% CuEQ
0.15 - 0.30% CuEQ

Notes for Table 2:

1. Widths reported are drill widths, such that true thicknesses are unknown.

2. All assay intervals represent length-weighted averages.

3. Some figures may not sum exactly due to rounding.

4. Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., Ag US$24/oz. and Mo US$15/lb and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag.  Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery.  The metal equivalencies for each metal are added to the copper grade.  The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)) + ((Mo% * (Mo recovery / Cu recovery) * (Mo $ per lb.) / Cu $ per lb.)).

Quality Control/Quality Assurance Program

Amarc drilled NQ size core in the 2022-23. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the DUKE drilling were sent to ALS Canada Ltd., North Vancouver, Canada, an ISO/IEC 17025:2017 accredited facility, for preparation and analysis. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure proper QAQC.

Figure 8

Figure 8 shows the DUKE Deposit, located within a 4.7 km2 Chargeability Anomaly indicating the potential for a sizeable mineral system.

IKE District

Location and Infrastructure

The IKE District is located in the Clinton and Lillooet Mining Divisions, approximately 35 km northwest of Gold Bridge in west central BC.  Figure 9 shows the location of the IKE District and infrastructure within the region. The centre of work on the IKE Deposit is located at 51º 02’ 32” N Latitude and 123º 22’ 20” W Longitude; or UTM Zone 10 (NAD 83) at 5,654,600 m N and 473,900 m E.

Figure 9

Property Description

Amarc owns 100% interest and is the operator of the IKE District. The project comprises the adjoining IKE, Galore, Granite properties acquired from other companies (as described below) and the Juno property staked by Amarc and shown in Figure 10.  It also shows the location of the IKE and Empress deposits and the Empress East, Buzzer and other targets described under Project Highlights.

Figure 10

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

Amarc holds a 100% interest in the IKE District comprising, in total, 126 mineral claims, including 9 crown grants5 (Figure 11) covering an area of 46,178 hectares (114,108 acres). Of the mineral claims, 163 have an expiry date of November 21, 2029 and seven have an expiry date of March 28, 2029.

Figure 11

HDI AMARC
AMARC Resources Ltd.
Ike Project
Mineral Claims
Legend
Ike Project Crown Grant
Ike Project Mineral Claim
N
460,000
470,000
480,000
490,000
5,670,000
5,660,000
5,650,000
556557
517854
513841
358607
510767
354051
358599
510765
416351
522692
511778
354057
358602
358603
510764
511775
416352
510762
415583
375960
514571
510972
510973
565596
565593
565594
1028845
511777
511780
514685
415584
415586
514572
510971
517856
510974
511134
514691
532241
376123
513837
208507
208506
513839
514558
513840
532242
375964
208502
517872
514555
511779
358614
358613
514744
416348
514568
416349
514745
513817
NEW AFTON
415582
517873
1040609
514553
514,743
514570
208791
516508
514557
514559
529338
514550
514549
514552
510975
1028843
1028892
532889
511139
507495
517855
1040611
510976
1047305
510,979
1047304
511307
511136
1039850
1028844
1028891
841974
507507
511138
1039849
511418
1039791
553934
550905
550908
553942
553937
550907
602343
1028889
1028888
1028890
208590
208503
1040610
208581
208587
208589
208579
208583
208585
208505
208582
208584
208586
208588
208580
560873
209156
517870
758582
517871
0
5
Kilometers
1:170,000
UTM Zone 10N
NAD83
Map Date: 2021/11/29
Created For 8.5x11" Paper
Image Capture
Microsoft Corp Earthstar Geographics
2023/07/13

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

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 186 m of 0.41% CuEQ6 (0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au), including 58 m of 0.52% CuEQ (0.39% Cu, 0.031% Mo, 1.9 g/t Ag and  0.02 g/t Au) (see Table 3 below, note 4 for information on CuEQ); and Hole 11-2: 120 m of 0.41% CuEQ (0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au) including 32 m of 0.58% CuEQ (0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02 g/t Au).

 ___________________________________

5  The 9 crown grants cover areas totalling 158.26 hectares (391.07 acres); the annual cost to retain is $197.83.

6 CuEQ calculations Note 4, Table 3.

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

Table 3: IKE DEPOSIT

Selected Drill Intervals from Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ(%)[4]
IK14005	269.4	325.4	56.0	0.31	-	1.6	0.064	0.55
	339.1	426.2	87.1	0.36	-	0.7	0.054	0.56
Incl.	347.7	378.6	30.9	0.47	-	1.2	0.052	0.67
	437.6	554.6	117.0	0.27	-	0.3	0.021	0.35
	602.9	616.1	13.2	0.29	-	0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30	-	2.9	0.015	0.38
	293.0	421.0	128.0	0.33	-	3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43	-	4.3	0.032	0.58
	444.0	506.0	62.0	0.24	-	2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23	-	1.7	0.017	0.31
	75.0	99.0	24.0	0.24	-	1.9	0.044	0.41
	129.0	307.7	178.7	0.32	-	2.2	0.025	0.42
	339.5	366.5	27.0	0.18	-	1.2	0.030	0.30
	372.5	693.3	320.8	0.32	-	2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43	-	3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25	-	1.7	0.015	0.31
	314.5	381.9	67.4	0.35	-	2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45	-	3.5	0.044	0.64
	395.8	456.0	60.2	0.53	-	3.7	0.045	0.72
	528.0	543.0	15.0	0.16	-	1.3	0.035	0.30
	549.0	582.0	33.0	0.23	-	1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.48	0.025	3.4	0.030	0.62
	359.0	437.0	78.0	0.44	0.019	3.0	0.037	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ%	>=0.30 & <0.50
>=0.50

Notes for Table 3:

1. Widths reported are drill widths, such that the thicknesses are unknown.

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

Analytical & Quality Assurance/Quality Control ("QAQC"): Amarc drill core was logged, photographed and cut in half with a diamond saw. Half core samples from IKE were sent to Activation Laboratories Ltd., Kamloops, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo, Au, Ag and 34 additional elements by 4 acid digestion of a 0.25 g sample followed by an ICP-AES finish. Cu, Mo, Ag, Au and 59 additional elements we also analyzed by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish. Au was also analyzed by fire assay fusion of a 30 g sample followed by ICP-AES finish. Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, duplicates in one in 20 regular samples and blanks one in 50 regular samples. The control sample results were checked for proper QAQC.

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

Historical Drilling – Empress area: Pre-1981 data are from digital files of a Taseko Property compilation. There are no assay certificates for these holes. There are assay certificates for the 1988-2008 holes.

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

Greater Empress Area Au-Rich Porphyry Cu and Replacement-Style Deposit Potential

Having recognized the potential of the IKE Deposit, Amarc consolidated the IKE District tenure. This included an important 35 km2 sub-area of the District located 6 km north of the IKE Deposit, that straddles the contact between volcanic rocks and CPC for approximately 15 km. This area known as the Greater Empress area is centred on the high grade Empress Cu-Au-Ag Deposit. The Greater Empress area has seen exploration completed by several operators since the 1920’s. Recent compilation and integration of useful historical information from geochemical and geophysical surveys and also drilling, permitted a rapid advancement in the understanding of the potential to expand the Empress Deposit, and throughout the area with the recognition of significant porphyry Cu±Au±Mo-Ag and Cu-Au-Ag replacement deposit targets (January 19, 2021 news release). Potential also exits for auriferous, polymetallic, mesothermal-epithermal deposits.

Empress Cu-Au-Ag Replacement Deposit

Historical drilling at Empress has indicated a significant body of good grade Cu-Au±Ag mineralization, which remains open to expansion with a modern core drilling program. Table 4 provides selected drill historical intercepts for the Empress Deposit. Mineralization at Empress is considered to have formed by the replacement of previously altered volcanics by a quartz-magnetite-sulphide assemblage, with higher Cu-Au-Ag grades commonly occurring within 100 m in vertical distance above the CPC’s contact, within the overlying volcanics. An initial examination of historical drill core by the Amarc team recognized the nearby, Granite porphyry Cu-Au-Ag-Mo deposit target, which is shallowly concealed by overburden. The Granite porphyry deposit target is considered a probable source of the Empress Deposit replacement fluids. Historical core drill intercepts at Granite include Hole 91-49 which returned 92 m of 0.38% CuEQ (0.22% Cu, 0.23 g/t Au, 0.008% Mo and 0.4 g/t Ag) (see Table 3, note 4 for information on CuEQ). This target has not been delineated and mineralization remains open to expansion. Step-out drilling from the known mineralization is required.

Table 4: EMPRESS DEPOSIT

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)[4]
76-2	51.2	114.9	63.7	0.37	0.492	0.1	-	0.64
Incl.	60.4	72.4	12.0	0.51	0.442	-	-	0.76
Incl.	103.0	114.9	11.9	0.75	0.721	0.4	-	1.15
	139.6	185.3	45.7	0.42	0.350	0.6	-	0.61
Incl.	139.6	157.9	18.3	0.39	0.941	1.1	-	0.91
Incl.	173.1	185.3	12.2	0.73	0.010	-	-	0.74
	209.4	215.8	6.4	0.74	0.758	-	-	1.15
76-3	5.2	17.7	12.5	0.23	0.162	1.6	-	0.33
	26.8	102.9	76.1	0.92	1.418	4.7	-	1.72
Incl.	26.8	37.6	10.8	0.49	4.244	2.3	-	2.81
Incl.	42.7	74.4	31.7	1.11	1.388	4.5	-	1.89
88-2	7.3	50.3	43.0	0.36	0.326	1.3	0.005	0.57
Incl.	13.4	29.9	16.5	0.62	0.579	2.3	0.002	0.95
88-7	17.7	69.5	51.8	0.47	0.457	2.4	0.002	0.74
Incl.	48.4	64.6	16.2	0.98	0.741	5.7	0.001	1.43
89-2	21.6	123.7	102.1	0.36	0.361	2.7	0.001	0.58
Incl.	26.5	37.0	10.5	0.31	0.754	3.2	0.003	0.75
Incl.	60.6	78.9	18.3	0.72	0.573	3.8	0.001	1.06
Incl.	99.1	118.0	18.9	0.49	0.470	4.2	0.001	0.78
89-8	9.1	115.5	106.4	0.35	0.359	1.5	0.003	0.56
Incl.	78.0	99.6	21.6	0.69	0.913	2.8	0.003	1.21
90-17	107.6	113.4	5.8	0.55	0.446	1.6	0.010	0.84
	143.9	200.3	56.4	1.38	1.666	4.1	0.009	2.35
90-18	22.6	29.3	6.7	0.15	0.300	0.7	0.008	0.35
	35.0	40.5	5.5	0.15	0.523	0.3	0.006	0.46
	47.9	74.4	26.5	0.47	0.683	3.2	0.010	0.90
	79.9	92.7	12.8	0.15	0.254	0.4	0.003	0.31
	107.0	161.9	54.9	0.78	0.746	1.0	0.004	1.20
90-21	10.4	19.5	9.1	0.31	0.336	0.5	0.011	0.53
	140.5	192.9	52.4	1.10	1.209	2.5	0.004	1.79
Incl.	153.3	175.3	22.0	1.58	1.671	2.6	0.006	2.52
Incl.	182.6	191.1	8.5	1.92	2.735	7.8	0.006	3.48
	198.4	218.8	20.4	0.30	0.542	1.3	0.002	0.61
90-22	143.9	190.2	46.3	1.15	1.415	4.2	0.009	1.98
90-29	94.2	110.6	16.4	0.43	0.171	1.3	0.003	0.55
	141.7	214.6	72.9	0.37	0.433	0.6	0.003	0.62
Incl.	178.3	194.8	16.5	0.86	1.069	1.5	0.003	1.46

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 3.

Greater Empress Area Cu±Au±Mo-Ag Porphyry and Replacement Targets:In addition to the Empress deposit, the 35 km2 Greater Empress area includes seven identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Empress East, Empress Gap, Granite (as discussed above) and Buzzer, and the earlier-stage exploration targets include Empress West. Each are discussed below with selected historical drill results provided in Tables 5 and 6. These targets are either: not fully drill delineated or have been tested only by shallow, widely spaced historical reconnaissance percussion drilling and can with focused exploration be brought to a drill ready status.

Empress East Cu-Au-Ag Replacement Deposit Target:Located 1 km east of the Empress Deposit, limited historical core holes drilled at the Empress East deposit target intercepted mineralization similar to that at the Empress deposit in both style and grade. This drilling together with moderate to locally strong IP chargeability responses, magnetic geophysical features, and results from historical Cu and Au soil geochemistry where (>250 ppm Cu and ≥50 ppb Au values closely reflect the first three historical drill samples results at the base of overburden, see IKE Technical Report), indicate there is significant potential with further core drilling to enlarge this body of mineralization. Notably there is a complete absence of drill holes in the southern part of this target, which is at a position that is analogous to shallower, high grade Cu-Au-Ag replacement-style mineralization at the Empress deposit to the west.

Table 5: EMPRESS EAST DEPOSIT TARGET

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu(%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)[4]
91-39	9.8	37.8	28.0	0.34	0.543	1.2	0.002	0.66
	107.6	147.5	39.9	0.40	0.332	0.8	0.004	0.60
Incl.	141.4	147.5	6.1	1.23	0.928	2.2	0.009	1.78
91-54	73.1	85.0	11.9	0.31	0.221	0.7	0.001	0.44
	108.2	158.2	50.0	0.46	0.304	1.0	0.002	0.64

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 3.

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

Table 6: BUZZER DEPOSIT TARGET

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)[4]	Ag (g/t)	Mo (%)	CuEQ (%)[4]
DDH-3†	21.3	120.4	99.1	0.43	-	-	0.042	0.58
DDH-4†	14.6	113.4	98.8	0.37	-	-	0.037	0.50
X-1	0.0	5.9	5.9	0.15	0.237	5.8	0.013	0.36
	9.5	42.5	33.0	0.26	0.175	3.4	0.042	0.53
Incl.	24.7	40.8	16.1	0.40	0.268	5.0	0.064	0.81
X-3	0.0	44.2	44.2	0.67	0.496	5.3	0.046	1.14
Incl.	10.7	38.1	27.4	0.86	0.724	6.6	0.059	1.51
GC11-74	11.4	52.2	40.8	0.28	0.210	1.8	0.012	0.44
Incl.	15.0	27.0	12.0	0.41	0.281	2.6	0.021	0.66

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 3.

† Assay interval from historically reported composite. Individual assay results are unknown.

Empress West Cu-Au-Ag Exploration Target: This large target, which extends more than 2 km to the west of the Empress deposit along the favorable CPC-volcanic contact, has only been tested by widely spaced and shallow percussion holes and a few core holes. It exhibits the same geological setting as the Empress Deposit, and the potential to discover additional Cu-Au-Ag mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data and known Cu-Au-Mo anomalies in soils. Modern IP and drilling are required to test a series of defined targets.

District Porphyry and Epithermal Targets

The IKE District hosts several known centres of porphyry Cu mineralization (Rowbottom, Mad Major-OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE Deposit and Greater Empress areas. Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets. The Company has the permits in-hand for the potential work program.

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

Historical drill intercepts include for example: Hole S-64: 49 m of 0.51% CuEQ (0.49% Cu and 0.007% Mo) and Hole S-24: 43 m of 0.40% CuEQ (0.28% Cu and 0.032% Mo).

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned, for example: RB17001: 66 m of 0.38% CuEQ (0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag) and 21 m of 0.43% CuEQ (0.38% Cu, 0.007% Mo and 4.3 g/t Ag) (December 19, 2017 news release).

A historical soils grid along with both the historical and Amarc IP chargeability anomalies suggest that a larger system could be present, warranting further drilling both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit target.

Mad Major-OMG Cu-Mo Porphyry Target: The Mad Major-OMG target area extends over approximately 23 km2 area of highly anomalous stream sediment geochemistry and gossanous ridges. Amarc’s exploration, and that of historical operators, has defined several large IP chargeability and magnetic geophysical, talus fines and soils geochemical and geological alteration mapping anomalies that remain to be adequately drill tested. Amarc has completed only eight very wide-spaced core holes into the target, and the source of the IP and geochemical anomalies is yet to be determined. Additional survey work and drilling are warranted.

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

Recent Work

There was no work on the IKE Project in 2022.

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

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates, judgments and assumptions. Such estimates, judgments and assumptions may have a significant impact on the financial statements. These include but are not limited to:

•	estimate of the accrual of the British Columbia Mining Exploration Tax Credits (“METC”);

•	the determination of categories of financial assets and financial liabilities; and

•	the carrying value and recoverability of the Company's marketable securities.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

British Columbia Mining Exploration Tax Credits (“METC”)

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

A. RESULTS OF OPERATIONS

Year Ended March 31, 2023 (“2023”) Versus Year Ended March 31, 2022 (“2022”)

The Company recorded a net loss of $32,583 during 2023 compared to a net loss of $363,812 during 2022.

($ 000’s)	2023	2022	Discussion
Exploration and evaluation, net of recoveries	14,752	5,386	Field exploration activities during the 2023 fiscal period were focused on both Amarc owned and also various projects which Amarc operated on behalf of third parties.

Administration	819	617	Administration expenses increased during the 2023 period due to the effort of senior management in reducing overhead costs.

Interest expense on loans payable to director	127	100	Interest incurred on loans provided by a director.

Amortization of finance charges	102	74	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to a loan provided by the director in November 2014.

Equity settled share-based compensation	264	123	The amount relates to stock options issued to directors and officers of the Company in the fiscal year.

Year Ended March 31, 2022 (“2022”) Versus Year Ended March 31, 2021 (“2021”)

The Company recorded a net loss of $363,812 during 2022 compared to a net income of $1,360,699 during 2021.  This swing from a net income position in 2021 into a net loss position in 2022 is mainly due to the increase in exploration activities, together with the decrease in general and administration expenses.

($ 000’s)	2022	2021	Discussion
Exploration and evaluation	5,386	1,395

Field exploration activities during the 2022 fiscal period were focused on both Amarc owned and also various projects which Amarc operated on behalf of third parties; these field activities commenced late in the second quarter of fiscal 2021.

Administration	617	630	Administration expenses decreased during the 2022 period due to further efforts by senior management to reduce overhead costs.

Interest expense on loans payable to director	100	111	Interest incurred on loans provided by a director.

Amortization of finance charges	74	58	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to a loan provided by the director in November 2014.

Equity settled share-based compensation	123	18	The amount relates to stock options issued to directors and officers of the Company in the fiscal year.

Year Ended March 31, 2021 (“2021”) Versus Year Ended March 31, 2020 (“2020”)

The Company recorded a net income of $1,360,699 during 2021 compared to a net income of $1,253,534 during 2020. The increase in net income was mainly due to a decrease in both exploration and evaluation expenses, net of METC, and general and administration expenses.

($ 000’s)	2021	2020	Discussion
Exploration and evaluation	1,395	664	Exploration activity during the 2021 and 2020 periods was focused on the IKE, DUKE and JOY Districts.

Administration	630	856	Administration expenses decreased during the 2021 period due to decreased administration activities in support of the Company’s JOY, IKE and DUKE Districts.

Interest expense on loans payable to director	111	106	Interest incurred on loans provided by a director. Interest expense increased during the 2021 period due to new addition of loan advance.

Amortization of finance charges	58	109	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to loan provided by the director in November 2014.

Equity settled share-based compensation	18	42

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

At March 31, 2023, the Company had a cash balance of approximately $5,131,510 and working capital deficiency of approximately $367,275. The Company plans its cash spending based on availability of funds.

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

Average annual prices for copper, molybdenum, gold and silver for the past 5 years and year-to-date for 2023 are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2018	2.96/lb	11.94/lb	1,269/oz	15.71/oz
2019	2.72/lb	11.36/lb	1,393/oz	16.21/oz
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022	3.99/lb	18.73/lb	1,800/oz	21.74/oz
2023 (to the date of this Annual Report)	3.93/lb	26.72/lb	1,933/oz	23.37/oz

E. OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2023:

	Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt Obligations (gross amount)	$1,000,000	$–	$–	$1,000,000	$–
Operating Lease Obligations (Office Lease)	$9,620	$9,620	–	–	–
Total	$1,009,620	$9,620	$–	$1,000,000	$–

The Company has no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Diane Nicolson	1965	President, Chief Executive Officer and Director	January 2008
Thomas Wilson	1945	Chief Financial Officer	February 2022
Roy Greig	1988	Vice President Exploration	January 2022
Trevor Thomas	1967	Secretary	February 2008

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

Mr. Coughlan is, or was within the past five years, an officer and/or a director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Ankh Capital Inc.	Director	January 2021	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Quadro Resources Ltd.	President and Director	June 1986	Present
Mineral Mountain Resources Ltd.	Director	December 2014	Present
Vatic Ventures Corp.	Director	January 2011	August 2020

Scott Cousens – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies.  Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community.  Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Northcliff Resources Ltd.	Director	May 2012	Present

Robert Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. (“HDSI”) provides services.  He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia.  Mr. Dickinson has been active in mineral exploration for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012.  He is a director of HDSI.  He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Heatherdale Resources Ltd.	Director	November 2009	August 2020
Northcliff Resources Ltd.	Director	June 2011	May 2023
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Chairman	May 2022	Present
	Director	December 2011	February 2019
Taseko Mines Limited	Director	January 1991	Present

Diane Nicolson, PhD – President, Chief Executive Officer and Director

Dr. Diane S. Nicolson has a B.Sc. degree in Geology from the University of London, a PhD in Economic Geology from the University of Wales and more than 20 years international experience in the global exploration and mining industry. She has worked for both major and junior mining companies, including Rio Tinto, Minera Antamina, Noranda and Cambior. Prior to joining HDSI, she was primarily involved with business development and new project assessment and acquisitions, with a particular focus on Latin America where she was based for 13 years.

Dr. Nicolson joined HDSI in 2007 as a member of the global business development team and is currently as President and CEO of Amarc Resources Ltd., being responsible for management, strategic planning and corporate and project operations.

Dr. Nicolson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Chief Executive Officer	February 2019	Present
	President	November 2014	Present
	Director	June 2017	Present
Mirasol Resources Ltd.	Director	March 2019	Present
Cordoba Minerals Corp.	Director	August 2022	Present

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

Mr. Wilson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Mineral Mountain Resources Ltd.	Chief Financial Officer	January 2022	Present
Quadro Resources Ltd.	Chief Financial Officer	January 2006	Present
	Director	June 2023	Present
Vatic Ventures Corp.	Chief Financial Officer	January 2011	August 2020

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

B. COMPENSATION

During the Company's financial year ended March 31, 2023, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $451,088.

Diane Nicolson, President and Chief Executive Officer; Thomas Wilson, Chief Financial Officer; and Roy Greig, Vice President Exploration, are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2023 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incent-ive plans	Long-term incent-ive plans
Diane Nicolson President and Chief Executive Officer, Director	2023	200,540	Nil	Nil	Nil	Nil	Nil	Nil	200,540
	2022	195,144	Nil	18,000	Nil	Nil	Nil	Nil	213,144
	2021	187,332	Nil	Nil	Nil	Nil	Nil	Nil	187,332
Thomas Wilson Chief Financial Officer (1)	2023	42,000	Nil	Nil	Nil	Nil	Nil	Nil	42,000
	2022	4,500	Nil	Nil	Nil	Nil	Nil	Nil	4,500
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Roy Greig Vice President Exploration	2023	208,548	Nil	Nil	Nil	Nil	Nil	Nil	208,548
	2022	42,500	Nil	108,000	Nil	Nil	Nil	Nil	150,500
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Mr. Wilson does not serve the Company on a substantially full-time basis.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2023 is as set out below:

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

C. BOARD PRACTICES

All of the Company's directors were elected at the annual general meeting of shareholders held on March 21, 2023.  All directors have a term of office expiring at the next annual general meeting of the Company's shareholders.  All officers have a term of office lasting until their removal or replacement by the board of directors (the “Board”).

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

D. EMPLOYEES

At March 31, 2023, Amarc had the following employees:

	March 31, 2023	March 31, 2022	March 31, 2021
Full-time salaried	-	–	–
Daily	10	6	2

Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2023, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 29,841,987 common shares (15.99%), or 39,768,457 (20.23%) on a diluted basis.

As at March 31, 2023, the Company's directors and senior management beneficially own the following number of the Company's common shares and share purchase options:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
Barry Coughlan (3)	336,000 common shares 250,000 share purchase options	0.18%
Scott D. Cousens (3)	398,300 common shares 250,000 share purchase options	0.21%
Robert A. Dickinson (2)	27,219,687 common shares 6,176,470 share purchase warrants	14.59%
Diane Nicolson (3)	1,518,000 common shares 2,150,000 share purchase options	0.81%
Thomas Wilson	Nil common shares	Nil
Trevor Thomas	330,000 common shares 200,000 share purchase options	0.18%
Roy Greig	40,000 common shares 900,000 share purchase options	0.02%
Total	29,841,987 common shares 6,176,470 purchase warrants 3,750,000 share purchase options	15.99%

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

Share Option Plan

As of the date of this document, there were 7,000,000 options outstanding pursuant to the Company's share option plan (the “Plan”), described below, and an aggregate of 18,140,289 common shares remained available for issuance pursuant to the Plan, described below.

Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the “Plan”).  The Plan is required to comply with the policies of the TSX Venture.

The Plan is dated for reference September 15, 2010, as amended July 19, 2011, November 25, 2011, November 21, 2019, and January 6, 2021, which is a "rolling" plan. Under the Plan, options totaling a maximum of 10% of the Common Shares outstanding from time to time are available for grant.

To comply with TSXV policies covering "rolling" option plans, continued grants under the Plan must be approved annually by the shareholders of the Company. The Plan was last approved by shareholders of the Company at the annual general meeting held on March 21, 2023.

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

Shareholder	Securities Beneficially Owned or Controlled	As a % of the outstanding common shares
Sun Valley Gold Master Fund Ltd	14,615,384	7.83%
Robert A. Dickinson	27,219,687	14.59%

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

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this Annual Report, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	27	167,109,126	89.55%
United States	8	17,955,306	9.62%
Other	1	1,538,462	0.83%
TOTALS	36	186,602,894	100.00%

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

The Company entered into a Second Loan Amendment Agreement dated May 25, 2022, pursuant to which it agreed to a $100,000 increase to the existing Loan (the “Additional Loan”). The Additional Loan is unsecured, bears interest at a rate of 10% per annum and is repayable on or before the earlier of November 26, 2024, the occurrence of a default or on achievement of financing milestones.

In connection with the Additional Loan, the Company issued to the Lender a loan bonus comprising of 1,176,470 common share purchase warrants (the "Bonus Warrants"), each entitling the holder to acquire one common share of the Company until November 26, 2024 at a price of $0.085 per share.

On June 15, 2023, the Company obtained an additional short-term loan (the “Short-term Loan”) of $250,000 with an interest rate of 12% per annum from the Lender.

In January 2023, the Company repaid the Additional Loan and Short-term Loan, including accrued interest accrued to the date of repayment.

Refer to note 9 of the accompanying financial statements of Amarc for additional monetary disclosures about the abovementioned loans.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2023, 2022 and 2021. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture and on the OTCQB.

	TSX Venture Exchange		OTCBB/OTCQB
Fiscal Year Ended March 31,	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2023	0.17	0.09	0.136	0.07
2022	0.145	0.085	0.12	0.07
2021	0.13	0.03	0.09	0.02
2020	0.08	0.02	0.06	0.02
2019	0.14	0.04	0.11	0.03
2018	0.26	0.12	0.21	0.09
2017	0.16	0.06	0.12	0.04

	TSX Venture Exchange		OTCQB
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4 2023	0.17	0.10	0.13	0.09
Q3 2023	0.17	0.12	0.14	0.08
Q2 2023	0.17	0.09	0.12	0.07
Q1 2023	0.12	0.09	0.10	0.07
Q4 2023	0.14	0.10	0.11	0.08
Q3 2022	0.14	0.10	0.11	0.08
Q2 2022	0.14	0.10	0.11	0.09
Q1 2022	0.14	0.11	0.16	0.09
Q4 2021	0.13	0.05	0.09	0.04
Q3 2021	0.08	0.05	0.06	0.04
Q2 2021	0.08	0.04	0.07	0.02
Q1 2021	0.04	0.03	0.03	0.02
Q4 2020	0.08	0.02	0.06	0.02
Q3 2020	0.06	0.03	0.04	0.02
Q2 2020	0.06	0.04	0.05	0.03
Q1 2020	0.07	0.04	0.05	0.03
Q4 2019	0.07	0.07	0.05	0.05
Q3 2019	0.10	0.04	0.07	0.04
Q2 2019	0.10	0.06	0.07	0.04
Q1 2019	0.14	0.08	0.11	0.07

	TSX Venture Exchange		OTCQB
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
July 2023 (to the date of this Annual Report)	0.13	0.10	0.10	0.08
June 2023	0.14	0.11	0.10	0.09
May 2023	0.13	0.11	0.10	0.09
April 2023	0.14	0.12	0.10	0.09
March 2023	0.16	0.12	0.12	0.09
February 2023	0.17	0.15	0.13	0.11
January 2023	0.17	0.14	0.13	0.10

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

C. INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc's liabilities consist of routine accounts payable, balance due to a related party, and a loan payable to a director of the Company. The loans bear fixed interest rates. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to note 9 of the accompanying audited annual financial statements for the year ended March 31, 2023.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2023.

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

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Scott Cousens (Chair), Barry Coughlan and Diane Nicolson. The board of directors has determined that Mr. Coughlan qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on his education and experience. Mr. Coughlan is independent, as the term is defined in section 803 of the NYSE American Company Guide.

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

Services:		Year ended March 31, 2023	Year ended March 31, 2022
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$23,000	$23,000
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

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2023, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18 FINANCIAL STATEMENTS

The following are incorporated herein:

•	Report of the Company's independent registered public accountants, De Visser Gray LLP, dated July 25, 2023;
•	Statements of financial position as at March 31, 2023 and March 31, 2022;
•	Statements of loss for the years ended March 31, 2023, March 31, 2022, and March 31, 2021;
•	Statements of other comprehensive loss (income) for the years ended March 31, 2023, March 31, 2022, and March 31, 2021;
•	Statements of cash flows for the years ended March 31, 2023, March 31, 2022, and March 31, 2021;
•	Statements of changes in equity for the years ended March 31, 2023, March 31, 2022, and March 31, 2021; and
•	Notes to annual financial statements.

AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

MARCH 31, 2023, 2022, and 2021

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amarc Resources Ltd.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Amarc Resources Ltd. (‘the Company’), which comprise the consolidated statements of financial position as at March 31, 2023 and 2022 and the consolidated statements of (income) loss, comprehensive income (loss), changes in (deficiency) equity and cash flows for each of the years in the three year period ended March 31, 2023, and a summary of significant accounting policies and other explanatory information (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2023 and 2022 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

2 | P a g e

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

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

July 25, 2023

We have served as the Company’s auditor since 1995.

3 | P a g e

Amarc Resources Ltd.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

		March 31,	March 31,
		2023	2022
	Note	($)	($)

ASSETS

Current assets
Cash	3	5,131,510	370,784
Amounts receivable and other assets	6	218,351	48,817
Marketable securities	4	139,284	311,293
		5,489,145	730,894
Non-current assets
Restricted cash	5	539,834	178,550
Right-of-use asset	13	62,208	82,384
Total assets		6,091,187	991,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	1,180,863	413,278
Advanced contributions received	7	4,124,349	-
Balances due to related parties	11	530,512	472,303
Lease liability	13	20,696	17,125
		5,856,420	902,706

Non-current liabilities
Director's loan	9	648,005	644,642
Lease liability	13	52,207	72,903
Total liabilities		6,556,632	1,620,251

Shareholders' deficiency
Share capital	10	65,228,921	65,228,921
Reserves	10	4,289,896	4,094,335
Accumulated deficit		(69,984,262)	(69,951,679)
		(465,445)	(628,423)

Total liabilities and shareholders' deficiency		6,091,187	991,828

Nature of operations and going concern (note 1)
Events after the reporting period (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

4 | P a g e

Amarc Resources Ltd.
Consolidated Statements of (Income) Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares)

		Years ended March 31,
	Note	2023	2022	2021
		($)	($)	($)
Expenses
Exploration and evaluation	7	14,752,416	5,386,333	1,395,645
Assays and analysis		873,408	310,769	152,093
Drilling		4,814,692	980,248	146,886
Environmental		60,957	13,975	-
Equipment rental		623,236	-	1,769
Freight		454,102	79,043	-
Geological, including geophysical		1,751,825	1,074,970	475,380
Graphics		5,846	99,552	-
Helicopter and fuel		2,035,711	910,699	208,347
Property acquisition and assessments costs		141,538	56,699	55,436
Site activities		3,176,489	1,077,369	182,238
Socioeconomic		525,645	274,109	99,527
Technical data		80,005	393,561	63,206
Travel and accommodation		208,962	115,339	10,763
Administration		818,856	616,970	629,974
Legal, accounting and audit		36,854	96,897	45,828
Office and administration	12(b)	308,828	324,117	416,924
Rent		26,745	14,944	-
Shareholder communication		345,484	140,036	123,925
Travel and accommodation		63,233	9,758	10,763
Trust and regulatory		37,712	31,218	32,534
Equity-settled share-based compensation		264,260	123,578	17,888
Cost recoveries	7	(14,773,794)	(5,539,024)	(1,350,891)
Property option proceeds	7(d)	-	-	(260,115)
Gain on sale of mineral property	7(d)	-	-	(1,934,500)
		1,061,738	587,857	(1,501,999)
Other items
Finance income		(123,727)	(18,694)	(26,904)
Interest expense – director's loans	9	126,685	100,000	111,354
Other interest and finance charges		285	-	-
Accretion expense - office lease		9,620	10,438	-
Interest income		(15,101)	-	-
Other fee income	7	(1,154,570)	(409,486)	-
Amortization of right-of-use asset		20,176	18,493	-
Transaction cost – director's loans	9	102,554	74,642	57,881
Loss on sales of marketable securities	4	2,429	-	-
Foreign exchange loss		2,494	562	(1,031)
Net (income) loss		32,583	363,812	(1,360,699)
Other comprehensive (income) loss
Items that will not be reclassified subsequently to loss:
Change in value of marketable securities		167,890	715,125	626,438
Total other comprehensive (income) loss		200,473	1,078,937	(734,261)

Basic and diluted (income) loss per share		0.00	0.00	(0.01)

Weighted average number of common shares outstanding		186,602,894	181,479,873	178,666,081

The accompanying notes are an integral part of these consolidated financial statements.

5 | P a g e

Amarc Resources Ltd.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

	Years ended March 31,
	2023	2022	2021

Net income (loss)	$(32,583)	$(363,812)	$1,360,699

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	(167,890)	(715,125)	(626,438)
Total other comprehensive income (loss)	(167,890)	(715,125)	(626,438)

Comprehensive income (loss)	$(200,473)	$(1,078,937)	$734,261

The accompanying notes are an integral part of these consolidated financial statements.

6 | P a g e

Amarc Resources Ltd.
Consolidated Statements of Changes in (Deficiency) Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares (#)	Amount ($)	Share-based payments reserve ($)	Investment revaluation reserve ($)	Share warrants reserve ($)	Deficit ($)	Total ($)

Balance at April 1, 2020	175,602,894	64,341,556	2,244,764	13,761	3,373,372	(70,948,566)	(975,113)
Net income for the year	-	-	-	-	-	1,360,699	1,360,699
Other comprehensive loss for the year	-	-	-	(626,438)	-	-	(626,438)
Total comprehensive income		-	-	(626,438)	-	1,360,699	734,261
Shares issued through exercise of warrants	5,000,000	403,165	-	-	(153,265)	-	249,900
Equity-settled share-based compensation	-	-	17,888	-	-	-	17,888
Balance at March 31, 2021	180,602,894	64,744,721	2,262,652	(612,677)	3,220,107	(69,587,867)	26,936

Balance at April 1, 2021	180,602,894	64,744,721	2,262,652	(612,677)	3,220,107	(69,587,867)	26,936
Net loss for the year	-	-	-	-	-	(363,812)	(363,812)
Other comprehensive loss for the year	-	-	-	(715,125)	-	-	(715,125)
Total comprehensive loss	-	-	-	(715,125)	-	(363,812)	(1,078,937)
Shares issued through exercise of warrants	6,000,000	484,200	-	-	(184,200)	-	300,000
Equity-settled share-based compensation	-	-	123,578	-		-	123,578
Balance at March 31, 2022	186,602,894	65,228,921	2,386,230	(1,327,802)	3,035,907	(69,951,679)	(628,423)

Balance at April 1, 2022	186,602,894	65,228,921	2,386,230	(1,327,802)	3,035,907	(69,951,679)	(628,423)
Net income for the year	-	-	-	-	-	(32,583)	(32,583)
Other comprehensive loss for the year	-	-	-	(167,890)	-	-	(167,890)
Total comprehensive income	-	-	-	(167,890)	-	(32,583)	(200,473)
Issuance of share purchase warrants	-	-	-	-	99,191	-	99,191
Equity-settled share-based compensation	-	-	264,260	-	-	-	264,260
Balance at March 31, 2023	186,602,894	65,228,921	2,650,490	(1,495,692)	3,135,098	(69,984,262)	(465,445)

 The accompanying notes are an integral part of these consolidated financial statements.

7 | P a g e

Amarc Resources Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		Years ended March 31,
	Note	2023	2022	2021
		($)	($)	($)
Operating activities
Net income (loss) for the year		(32,583)	(363,812)	1,360,699
Adjustments for:
Amortization of right-of-use asset	13	20,176	18,494	-
Equity-settled share-based compensation		264,260	123,578	17,888
Gain on sale of mineral property		-	-	(1,934,500)
Office lease accretion per IFRS 16	13	9,620	10,438	-
Office base rent recorded as lease reduction per IFRS 16	13	(26,745)	(21,288)	-
Interest expense – director's loans	9	78,822	100,000	111,354
Loss on sales of marketable securities		2,429	-	-
Transaction cost – director's loans	9	102,554	74,642	57,881

Changes in working capital items
Amounts receivable and other assets		(169,534)	(1,437)	35,998
Restricted cash		(361,284)	(63)	(344)
Accounts payable and accrued liabilities		767,585	245,083	68,120
Advanced contributions received	7	4,124,349	-	-
Balances due to related parties		27,250	(422,936)	91,906
Net cash provided by (used in) operating activities		4,806,899	(237,301)	(190,998)

Investing activities
Proceeds from disposition of marketable securities		1,690	-	-
Proceeds from disposition of mineral properties		-	-	300,000
Net cash provided by investing activities		1,690	-	300,000

Financing activities
Net proceeds from issuance of common shares pursuant to exercise of share purchase warrants	10(c)	-	300,000	249,900
Proceeds from director's loan		350,000	-	-
Repayment of director's loans		(350,000)	-	-
Interest paid on director's loans	9	(47,863)	-	(300,000)
Net cash provided by (used in) financing activities		(47,863)	300,000	(50,100)

Net increase in cash		4,760,726	62,699	58,902
Cash, beginning balance		370,784	308,085	249,183
Cash, ending balance		5,131,510	370,784	308,085

The accompanying notes are an integral part of these consolidated financial statements.

8 | P a g e

1.	NATURE AND CONTINUANCE OF OPERATIONS

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

These consolidated financial statements as at and for the year ended March 31, 2023 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2023, the Company had cash of $5,131,510, working capital deficiency of $367,275, and an accumulated deficit of $69,984,262.

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

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting year ended March 31, 2023.

The Board of Directors of the Company authorized these Financial Statements for issuance on July 25, 2023.

(b)	Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd., (the “Subco”) incorporated under the laws of British Columbia. The Subco was incorporated for the purposes of entering into an option agreement related to the JOY District. On March 31, 2021, the Subco was dissolved, did not have any assets, liabilities, income or expenses, and all intercompany balances and transactions had been eliminated.

9 | P a g e

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

The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Specific areas where significant estimates or judgments exist are:

•	assessment of the Company’s ability to continue as a going concern;

•	the determination of categories of financial assets and financial liabilities; and

•	the carrying value and recoverability of the Company’s marketable securities.

(d)	Operating segments

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

10 | P a g e

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

Financial liabilities	Classification
Accounts payable and accrued liabilities	Amortized cost
Balance due to related parties	Amortized cost

Financial liabilities	Classification
Cash	Amortized cost
Marketable securities	FVTOCI
Restricted cash	Amortized cost
Amounts receivable and other assets	Amortized cost

(f)	Exploration and evaluation expenditures

Exploration and evaluation costs are costs incurred to discover mineral resources, and to assess the technical feasibility and commercial viability of the mineral resources found.

Exploration and evaluation expenditures include:

•	costs associated with the acquisition of licenses;

•	costs associated with the acquisition of exploration and evaluation assets, including mineral properties; and,

•	costs associated with exploration and evaluation activities.

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

11 | P a g e

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

As at March 31, 2023, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2023.

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

12 | P a g e

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

13 | P a g e

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

When the Company is entitled to receive the BC Mining Exploration Tax Credit (“BCMETC”) and other government grants, this government assistance is recognized as a cost recovery when there is reasonable assurance of recovery. Any amounts accrued or received typically remain subject to review and revision by government authorities. It is not possible to predict the occurrence or outcome of such actions in advance.

(o)	IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, replacing IAS 17 - Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its consolidated statement of financial position, providing the reader with greater transparency of an entity’s lease obligations.

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

On initial recognition, the carrying value of the lease liability also includes:

•	Amounts expected to be payable under any residual value guarantee;

•	The exercise price of any purchase option granted if it is reasonable certain to assess that option; and

•	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

•	Lease payments made at or before commencement of the lease;

•	Initial direct costs incurred; and

•	The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

14 | P a g e

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

The Company’s cash is invested in business accounts, which are available on demand by the Company.

4.	MARKETABLE SECURITIES

As at March 31, 2023, the fair value of its current holdings was $139,284 (March 31, 2022 - $311,293) and the negative change of fair value adjustment of $167,890 for the year ended March 31, 2023 (March 31, 2022 – negative change of fair value adjustment of $715,125). The marketable securities include 550,000 units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on TSX-V exchange.

As at March 31, 2023, the Company held the following marketable securities:

Company	Shares/Warrants Held	Cost	Fair Value	Fair Value Increase(Decrease)
	(#)	($)	($)	($)
Carlyle Commodities Corp - Shares	550,000	907,500	79,750	(827,750)
Carlyle Commodities Corp - Warrants	550,000	727,000	45,000	(682,000)
Other	1,680,725	14,237	14,534	297
Total	2,780,725	1,648,737	139,284	(1,509,453)

During the year ended March 31, 2023, the Company sold some of its holdings of marketable securities and realized a loss of $2,429.

5.	RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

6.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31, 2023	March 31, 2022
	($)	($)
Sales tax refundable	199,184	25,354
Contribution receivable (note 7(b))	-	1
Prepaid	19,167	23,462
	218,351	48,817

7.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

Below is a summary of the Company’s major exploration property interests, together with the material property transactions.

(a)	IKE District

The IKE Property mineral claims (a subset of the IKE District mineral tenure) carry a net smelter return (“NSR”) royalty obligation of 1%, subject to a $2 million cap and which the Company is able to purchase  at any time by payment of the same amount. These claims carry an additional NSR royalty of 2%, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

15 | P a g e

The Granite Property mineral claims (a subset of the IKE District mineral tenure) are subject to a 2% NSR royalty which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

The entire IKE District is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

(b)	JOY District

In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors to purchase 100% of the JOY Property mineral claims (a subset of the JOY District mineral tenure) for the reimbursement of the vendor’s direct acquisition costs of $335,299.

In addition, the Company concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 pursuant to which the Company can purchase 100% of the PINE Property mineral claims (a subset of the JOY District Mineral tenure).

In October 2018, Amarc acquired a 100% interest in Cascadero’s 49% interest in the PINE Property by completing total cash payments of $1,000,000 and issuing 5,277,778 common shares.

In December 2019, the Company amended the GFTEC Agreement to purchase GFTEC’s 51% interest in the PINE Property. Under the terms of the amendment Amarc purchased outright GFTEC’s 51% interest in the PINE Property by issuing to GFTEC 5,000,000 common shares of the Company. As such, Amarc now holds a 100% interest in the PINE Property mineral claims.

The PINE Property is subject to a 3% underlying NSR royalty payable to a former owner. The Company reached an agreement with the former owner to cap the 3% NSR royalty at $5 million payable from production for consideration totaling $100,000 and 300,000 common shares payable in stages through to January 31, 2019 (completed).

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

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property, located internal to the wider JOY District mineral tenure. The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

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

16 | P a g e

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

The Company initially records the amounts of contributions received or receivable from Freeport pursuant to the Agreement as a liability (advanced contributions received) in the consolidated statements of financial position, and subsequently reallocates amounts as cost recoveries in the consolidated statements of (income) loss as the Company incurs the related expenditures.

During the year ended March 31, 2023, the Company recorded a gross amount of cost recovery of $10,414,213 offsetting the expenditures incurred pursuant to the Agreement.

During the year ended March 31, 2023, the Company earned a fee of $792,651 as the project operator.

(c)	DUKE District

The DUKE District is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (Note 11(c)) to purchase a 100% interest in the DUKE Property mineral claims (a subset of the DUKE District mineral tenure) for the reimbursement of the vendor’s direct acquisition costs of $168,996.

On November 22, 2022, the Company announced that it had entered into a Mineral Property Earn-in Agreement (the "Agreement") with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund $30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which $5 million is a committed amount to be spent in calendar 2022 and early calendar 2023. Amarc will be the operator during this initial earn-in stage.

Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional $60 million of exploration and development expenditures at a minimum rate of $10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator.

Upon Boliden finalizing its earned ownership interest, Amarc and Boliden will form either a 60:40 or 70:30 unincorporated joint venture to further advance the DUKE District. At that stage, each party will be responsible for funding its own pro-rata share of project costs, or be subject to customary equity dilution, converting to a capped royalty if it falls below a 10% participating interest.

The Company initially records the amounts of contributions received or receivable from Boliden pursuant to the Agreement as a liability (Advanced contributions received) in the consolidated statements of financial position, and subsequently recognizes amounts as cost recoveries in the consolidated statements of (income) loss as the Company incurs the related expenditures.

During the year ended March 31, 2023, the Company recorded a gross amount of cost recovery of $4,359,581 offsetting the expenditures incurred pursuant to the Agreement.

During the year ended March 31, 2023, the Company earned a fee of $361,919 as the project operator.

17 | P a g e

(d)	Other property transactions

During the year ended March 31, 2020, the Company received a non-refundable payment of US$200,000 (CDN$260,115) pursuant to an option agreement, whereby an arms-length third party optionee agreed to earn an initial 51% interest in the Windfall Project which was comprised of 25 mineral claims located within the IKE District , by spending US$4.2 million of exploration expenditures by October 21, 2022.  On May 25, 2021, this option agreement was terminated by mutual consent of both the Company and the optionee.

On December 16, 2020 (the “Closing Date”), the Company closed the sale of its Newton Property, located in south-central BC, to Isaac Mining Corp. (“IMC”), an arms-length private company and a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”). Pursuant to this sale, the Company received $300,000 in cash from IMC and 5.5 million common shares and 5.5 million warrants of Carlyle as consideration. The 5.5 million common shares were measured at $907,500 based on the fair market value of $0.165 per share on the Closing Date. The 5.5 million warrants were measured at $727,000 using the Black-Scholes option pricing model with the following assumptions: risk free-interest rate – 0.38%; dividend yield – 0.00%; expected volatility – 139.0%; expected life – 4.98 years. As Carlyle consolidated its common shares on a basis of 10 to 1 on September 1, 2022, the 550,000 post-consolidated warrants are exercisable at $5 per warrant until December 8, 2025.

On May 16, 2022, the Company entered into a mineral claims option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property, subject to a 2% NSR royalty in the event of commercial production on the property, payable until $10,000,000 has been paid after which the NSR royalty reduces to 0.5%. The Company paid $100,000 during the year ended March 31, 2023 and shall pay $100,000 on or before May 31, 2023 and each year thereafter to, and including, May 31, 2031 until an aggregate of $1,000,000 has been paid to optionor.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2023	March 31, 2022
	($)	($)
Accounts payable	944,393	175,850
Accrued liabilities	236,470	237,428
Total	1,180,863	413,278

9.	DIRECTOR’S LOAN

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

The Company entered into a Second Loan Amendment Agreement dated May 25, 2022, pursuant to which it agreed to a $100,000 increase to the existing Loan (the “Additional Loan”). The Additional Loan is unsecured, bears interest at a rate of 10% per annum and is repayable on or before the earlier of November 26, 2024, the occurrence of a default or on achievement of financing milestones.

In connection with the Additional Loan, the Company issued to the Lender a loan bonus comprising of 1,176,470 common share purchase warrants (the "Bonus Warrants"), each entitling the holder to acquire one common share of the Company until November 26, 2024 at a price of $0.085 per share.

On June 15, 2023, the Company obtained an additional short-term loan (the “Short-term Loan”) of $250,000 with an interest rate of 12% per annum from the Lender.

In January 2023, the Company repaid the Additional Loan and Short-term Loan, including accrued interest accrued to the date of repayment.

18 | P a g e

The change in the Loan balance is as follows:

	Year ended	Year ended
	March 31, 2023	March 31, 2022
	($)	($)
Opening balance	644,642	570,000
Principal advances	350,000	-
Principal repayment	(350,000)	-
Transaction costs	(99,191)	-
Amortization of transaction costs	102,554	74,642
Closing balance	648,005	644,642

	Year ended	Year ended
	March 31, 2023	March 31, 2022
	($)	($)
Non-current portion	648,005	644,642
Total	648,005	644,642

Finance expenses	For the years ended March 31,
	2023	2022	2021
	($)	($)	($)
Interest on loan	126,685	100,000	111,354
Amortization of transaction costs	102,554	74,642	57,881
Total	229,239	174,642	169,235

10.	SHARE CAPITAL AND RESERVES

(a)	Authorized and outstanding share capital

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

As at March 31, 2023, the amount of flow-through proceeds remaining to be expended is approximately $383,000 (March 31, 2022 - $383,000), which in total must be incurred on or before December 31, 2023.

The BCMETC cannot be claimed by the Company on mineral exploration expenses related to meeting expenditure commitments pursuant to the issue of flow-through shares; however, the BCMETC itself, once received, may be used for any purpose.

As at March 31, 2023, there were 186,602,894 (March 31, 2022 – 186,602,894) Common Shares issued and outstanding.

(b)	Share purchase options

On March 9, 2022, the Company granted 3,480,000 incentive stock options to certain associates to acquire an aggregate of 3,480,000 common shares at $0.12 per share, for a period of three to five years, of which approximately 50% are being granted to insiders (Note 11(a)). All of the options are subject to the required TSXV acceptance and customary vesting provisions over 24 months. The fair value of these options at issue was determined to be $366,912 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.65%; expected volatility of 139%; underlying market price of $0.12; strike price of $0.12; expiry term of 3 - 5 years; and dividend yield of nil.

19 | P a g e

On July 8, 2022, the Company entered into an Investor Relations Agreement (the “Agreement”) with Kin Communications Inc. (“Kin”). Pursuant to the Agreement, the Company granted Kin 1,000,000 stock options entitling Kin to purchase 1,000,000 common shares of the Company at a price of $0.11 per share for a period of five years. These options vest in four instalments of 25% each instalment, with the first instalment vesting 90 days after the effective date of the Agreement. The fair value of these options was  determined at $88,486 using the Black-Scholes pricing model based on the following assumptions: risk-free rate of 3.21%; expected volatility of 139%; underlying market price of $0.10; strike price of $0.11; expiry term of 5 years; and, dividend yield of nil.

The following summarizes changes in the Company’s share purchase options:

	March 31, 2023		March 31, 2022
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Beginning balance	0.09	5,480,000	0.05	2,000,000
Granted	0.11	1,000,000	0.12	3,480,000
Ending balance	0.10	6,480,000	0.09	5,480,000

The following summarizes information on the options outstanding and exercisable as at March 31, 2023:

		Weighted Average	Number of	Number of
		Remaining Contractual	Options	Options
Exercise price	Expiry date	Life (Years)	Outstanding	Exercisable

$0.05	4-Oct-24	1.52	2,000,000	2,000,000
$0.12	9-Mar-25	1.94	2,580,000	1,720,000
$0.12	9-Mar-27	3.94	900,000	500,000
$0.11	8-Jul-27	4.27	1,000,000	500,000
		2.45	6,480,000	4,720,000

(c)	Share purchase warrants

The following common summarizes changes in the Company’s share purchase warrants:

	March 31, 2023		March 31, 2022
	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants
Beginning balance	0.05	5,000,000	0.05	16,000,000
Granted pursuant to the Loan (Note 9)	0.085	1,176,470		-
Exercised		-	0.05	(11,000,000)
Ending balance	0.10	6,176,470	0.05	5,000,000

(i)2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (Note 9). The fair value of these warrants at issue was determined to be $490,449 at $0.03 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.57%; expected volatility of 144%; underlying market price of $0.035; strike price of $0.05; expiry term of 5 years; and dividend yield of nil.

(ii)2022 loan bonus warrants

In June 2022, 1,176,470 share purchase warrants were issued pursuant to the Loan (Note 9). The fair value of these warrants at issue was determined to be $99,191 at $0.085 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 3.28%; expected volatility of 138%; underlying market price of $0.11; strike price of $0.085; expiry term of 2.45 years; and dividend yield of nil.

20 | P a g e

11.	RELATED PARTY TRANSACTIONS

	March 31, 2023	March 31, 2022
Balances due to related parties	($)	($)
Hunter Dickinson Services Inc.	327,348	345,289
Robert Dickinson (interest payable)	190,082	111,260
United Mineral Services Ltd.	7,586	11,029
Thomas Wilson (CFO fees)	5,496	4,725
Total	530,512	472,303

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

During the year ended March 31, 2023 and 2022, the Company’s President, Chief Executive Officer    and Director and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (Note 11(b)).

During the year ended March 31, 2023, the Company recorded share-based compensation expense of $94,373 (March 31, 2022 - $32,747) in relation to 1,750,000 (March 31, 2022 – 850,000) stock options issued to directors and officers of the Company in the prior year (Note 10 (b)).

During the year ended March 31, 2023, the Company incurred fees totaling $49,149 (2022 -$35,500) in respect of services provided by the Chief Financial Officer.

During the year ended March 31, 2023, the Company incurred fees totaling $208,648 (2022 - $115,808) in respect of geological services provided by the VP Exploration.

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

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

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

21 | P a g e

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

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Years ended March 31,
	2023	2022	2021
(rounded to the nearest thousand CAD)	($)	($)	($)
Services received from HDSI and as requested by the Company	993,000	765,000	914,000
Information technology – infrastructure and support services	60,000	67,000	60,000
Office rent	41,000	33,000	-
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	193,000	136,000	79,000
Total	1,287,000	1,001,000	1,053,000

(c)	United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. For the year ended March 31, 2023, the Company incurred fees totaling $3,370 for geological and exploration work provided by UMS (2022 - $1,151).

12.	SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a)	Salaries, fees and benefits

Salaries, fees and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Years ended March 31,
	2023	2022	2021
Salaries, fees and benefits	($)	($)	($)
Exploration and evaluation expenses	7,130,000	2,391,000	576,000
Administration expenses	245,000	194,000	363,000
	7,375,000	2,585,000	939,000

(1)	rounded to the nearest thousand dollar

(2)	includes salaries and benefits included in office and administration expenses (Note 12(b)) and other salaries and benefits expenses classified as administration expenses

(b)	Office and administration expenses

Office and administration expenses include the following:

	Years ended March 31,
	2023	2022	2021
	($)	($)	($)
Salaries and Benefits	245,000	239,000	300,000
Data processing and retention	14,000	17,000	79,000
Insurance	34,000	30,000	23,000
Other office expenses	16,000	32,000	15,000
	309,000	318,000	417,000

(1)	rounded to the nearest thousand dollar

13.	OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026.

22 | P a g e

Right-of-use asset

A summary of the changes in the right-of-use asset for the year ended March 31, 2023 and 2022 are as follows:

Right-of-use-asset	($)
Balance at March 31, 2021	-
Addition	100,877
Amortization	(18,493)
Balance at March 31, 2022	82,384
Amortization	(20,176)
Balance at March 31, 2023	62,208

Lease liability

On May 1, 2021, the Company entered into the lease agreement, which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the year ended March 31, 2023 and 2022 are  as follows:

Lease liability	($)
Balance at March 31, 2021	-
Addition	100,877
Lease payment – base rent portion	(21,288)
Lease liability – accretion expense	10,438
Balance as at Mach 31, 2022	90,027
Current portion	17,125
Long-term portion	72,903

Lease liability	($)
Balance at March 31, 2022	90,028
Lease payment – base rent portion	(26,745)
Lease liability – accretion expense	9,620
Balance as at March 31, 2023	72,903
Current portion	20,696
Long-term portion	52,207

The following is a schedule of the Company’s future lease payments (base rent portion) under the lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2024 (April 1, 2023 to March 31, 2024)	28,056
Fiscal 2025 (April 1, 2024 to March 31, 2025)	28,165
Fiscal 2026 (April 1, 2025 to March 31, 2026)	28,165
Fiscal 2027 (April 1, 2026 to April 29, 2027) (Note 6)	2,347
Total undiscounted lease payments	86,733
Less: imputed interest	(13,830)
Lease liability as at March 31, 2023	72,903

14.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

At March 31, 2023, the Company has unused non-capital loss carry forwards of approximately $10,400,000 (March 31, 2022 - $10.7 million; March 31, 2021 - $10.7 million).

23 | P a g e

At March 31, 2023, the Company has resource tax pools of approximately $31,100,000 (March 31, 2022 - $31 million; March 31, 2021 - $31 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

(c)	Reconciliation of effective tax rate

	March 31,	March 31,
	2023	2022
Net income (loss) for the year	(32,583)	(1,078,937)
Total income tax expense	-	-
Net income (loss) excluding income tax	(32,583)	(1,078,937)

Income tax expense (recovery) using the Company's tax rate	(9,000)	(291,000)
Non-deductible expenses and other	142,000	107,000
Change in deferred tax rates	-	-
Temporary difference booked to reserve	(23,000)	(199,000)
Deferred income tax assets not recognized	(110,000)	383,000
	-	-

The Company’s statutory tax rate was 27% (2022 – 27%; 2021 – 27%) and its effective tax rate is nil (2022 – nil; 2021 – nil).

(d)	Deductible temporary differences

At March 31, 2023, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

Expiry	Tax Losses (Capital)	Tax Losses (Non-Capital)	Resource Pools	Other
Within one year	-	-	-	-
One to five years	-	-	-	-
After five years	-	10,355,000	-	1,011,000
No expiry date	2,116,000	-	31,070,000	77,000
	2,116,000	10,355,000	31,070,000	1,088,000

15.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

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

There were no changes to the Company’s approach to capital management during the year ended March 31, 2023.

(b)	Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value based on quoted prices in active markets.

As at March 31, 2023 and 2022, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

24 | P a g e

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

As at March 31, 2023 and 2022, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2023 and 2022, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

16.	EVENTS AFTER THE REPORTING PERIOD

(a)

Subsequent to the year ended March 31, 2023, the Company granted 520,000 incentive stock options to key service providers to acquire an aggregate of 520,000 common shares at $0.125 per share, for a period of three years.

25 | P a g e

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

76

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Thomas Wilson

Chief Financial Officer

DATED: July 27, 2023

77