Form 20-F
period 2024-03-31
AMARC RESOURCES LTD
filed 2024-08-02
CIK 1175596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

211,702,894 common shares as of March 31, 2024

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

Except as noted, the information set forth in this Annual Report is as of July 16, 2024 and all information included in this document should only be considered correct as of such date.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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

Mineral Symbols	Au – gold; Ag – silver; Cu – copper; Mo – molybdenum.
Net Smelter Return (“NSR”) Royalty	Monies received for concentrate delivered to a smelter net of metallurgical recovery losses, transportation costs, smelter treatment-refining charges and penalty charges.
Porphyry Deposit	Mineral deposit characterized by widespread disseminated or veinlet-hosted sulphide mineralization, characterized by large tonnage and moderate to low grade.
Replacement Deposit	Deposit formed by chemical processes that dissolve a rock and deposit a new assemblage of minerals in its place.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated.

Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

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

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2024	2023	2022	2021	2020
Total assets	$9,842	$6,091	$991	$1,560	$529
Total liabilities	8,015	6,556	1,620	1,533	1,504
Working capital surplus (deficit)	2,063	(367)	(172)	418	(641)
Share capital	67,236	65,229	65,229	64,745	64,342
Reserves	4,618	4,289	4,094	4,870	5,632
Accumulated deficit	(70,027)	(69,984)	(69,952)	(69,588)	(70,949)
Net assets (liabilities)	1,826	(465)	(628)	27	(975)
Shareholders' equity (deficiency)	1,826	(465)	(628)	27	(975)

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2024	2023	2022	2021	2020
Interest and other income	$(371)	$(139)	$(19)	$(27)	$(6)
General and administrative expenses	1,162	819	617	630	856
Exploration expenditures, net of METC*	12,432	14,752	5,386	1,396	1,637
Contributions pursuant to Option Agreements	(13,179)	(14,774)	(5,539)	(1,351)	(1,491)
Share-based payments	425	264	124	18	42
Other	(426)	(890)	(205)	168	215
Gain on sale of mineral property	–	–	–	(1,935)	–
Property option proceeds	–	–	–	(260)	–
Net income (loss) for the year	(43)	(32)	(364)	1,361	(1,254)
Other comprehensive income (loss)	(98)	(168)	(715)	(626)	(11)
Total comprehensive income (loss)	$(141)	$(200)	$(1,079)	$734	$(1,265)

Basic and diluted net earnings (loss) per share	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$0.01
Weighted average number of common shares outstanding	194,992,511	186,602,894	181,479,873	178,666,081	171,767,287

*	“METC” refers to British Columbia Mining Exploration Tax Credits, which are discussed in Item 5, under the heading “Critical Accounting Policies and Estimates”.

Currency and Exchange Rates

As of the date of this Annual Report, the average rate of exchange of the Canadian Dollar was US$1.00 = Canadian $1.35. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31 (Canadian Dollar per U.S. Dollar)
	2024	2023	2022	2021	2020
End of period	$1.3536	$1.3533	$1.2655	$1.2575	$1.4187
Average for the period	$1.3483	$1.3230	$1.2536	$1.3219	$1.3308
High for the period	$1.3891	$1.3856	$1.2942	$1.4217	$1.4496
Low for the period	$1.3091	$1.2451	$1.2040	$1.2455	$1.2970

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2024 (to the date of this Annual Report)	$1.3755	$1.3589
June 2024	$1.3755	$1.3602
May 2024	$1.3782	$1.3597
April 2024	$1.3845	$1.3478
March 2024	$1.3613	$1.3422
February 2024	$1.3604	$1.3364

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

The advancement of mineral properties to production will require the commitment of substantial resources to conduct time-consuming exploration and development activities. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of analyses and programs and subsequent recommendations from its technical team;

•	the rate at which operating losses are incurred;

•	the execution of any earn-in and joint venture agreements with strategic allies, or ability to raise funds from investors; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

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

Resource exploration, development, and operations are highly speculative, and characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. No deposit that has been shown to be economic has yet been found on the Company's existing projects, and there can be no assurance that the Company will be able to acquire any additional properties or that any additional properties that are acquired will contain sufficient mineralization to warrant further development.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, , landslides, environmental hazards, the discharge of toxic chemicals and other hazards, and the inability to obtain suitable or adequate machinery, equipment or labour, are other risks involved in the conduct of exploration programs, and in the development and operation of mines. Such occurrences may delay development of the Company’s properties, delay production, increase production costs or result in liability.

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

If it is determined that a commercially mineable orebody exists and it can be economically exploited, the Company will require significant additional financing in order to fund the costs of developing it, or the Company’s other properties, into commercial production, if warranted. The Company may have to seek additional funds through public and private share offerings, arrangements with collaborative parties, or debt financing.  There can be no assurance that the Company will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

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

The Company has a small staff and, as such, will also rely on third-party consultants and contractors – whose availability cannot be assured - to undertake its mineral exploration activities, as well as any future mine development and mining activities.

As the Company has a small staff, it will also rely on consultants and others for exploration, development, construction and operating expertise.  No assurance can be given that such consultants and other contractors will be available when required, or that they can be retained on terms that are acceptable to the Company.

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

Auditor

The Company’s auditors are DeVisser Gray LLP, Vancouver, BC. PCAOB# 1054.

Company Development

Amarc has been engaged in the acquisition and exploration of mineral properties since its incorporation. The Company is currently actively exploring a number of properties located in BC, Canada. All of the Company's mineral properties are at the exploration stage.

B. BUSINESS OVERVIEW

The following information is compiled from Company files. All referenced news releases are filed as 6K reports on EDGAR. The technical work has been completed under the supervision of qualified person(s). The disclosure has been reviewed by Mark Rebagliati, P.Eng., who is a qualified person. Mr. Rebagliati is Technical Advisor – Consultant to the Company.

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

 _____________________

1 Crown Grants are an old form of tenure that are small in area and on which certain mineral rights are granted. An annual rental is paid on the crown grants.

Amarc has entered into an agreement with Freeport-McMoRan Minerals Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc., to efficiently advance the JOY District. Under the terms of the agreement Freeport may acquire up to a 70% ownership interest by making staged investments totalling $110 million. Freeport increased its Year 1 contribution in the 2021 JOY exploration program by ~50% – from $4 million to $5.94 million (November 15, 2021 news release) and continued its earn-in on the JOY District funding approximately $14 million in 2022. The 2023 program was specifically designed to inform intended District-wide drilling in 2024. Amarc is the project operator.

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

In July 2024, Amarc announced that a drilling-focused 2024 program, fully funded by Freeport, had commenced. The Company has the required drill and IP permits in hand for the work programs.

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

Amarc has entered into a funding agreement on the DUKE District with Boliden Mineral Canada Ltd. (“Boliden”), a wholly owned subsidiary of the Boliden Group. Under the terms of the agreement, Boliden may earn up to a 70% ownership interest, by making staged exploration and development investments totalling $90 million (November 22, 2022 news release). Boliden invested $10 million through to the end of 2023 and will invest an additional $10 million through to the end of 2024. Amarc is the project operator.

Amarc initiated delineation drilling at the DUKE Deposit in late 2022 completing 11,086 m between early December 2022 and mid-March 2023. This drilling increased the size of the DUKE Deposit porphyry Cu–Mo-Au-Ag system, and also Amarc’s understanding of the controls on mineralization in the DUKE District. In May 2023, Amarc remobilized its exploration team to commence extensive airborne and ground exploration surveys designed to assess 16 prioritized porphyry Cu-Au targets across the DUKE District. These surveys defined the highest priority targets for 2024 drill testing, which include the Svea deposit target that shares many attributes with some of the premier deposits and occurrences within the Babine Cu-Au Region.

Amarc initiated an extensive drill program at DUKE in 2024; the winter drilling phase focused on the DUKE Deposit and the surrounding 4.7 km2 DUKE Target. In June 2024, drilling recommenced at site focused on DUKE District targets, beginning with the SVEA Cu-Au Deposit Target and the new JO porphyry Cu-Au discovery. Ground and airborne geophysical surveys are also currently underway. The Company has the required drill and IP permits in hand for the work programs.

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

It is Amarc’s intent to undertake in 2024 a well-planned core drilling program at the Empress and Empress East Deposits with a goal of expanding the higher grade Cu-Au mineralization which remains open. The Company plans to solo fund the program allocating $2 million from financing completed in late 2023. The Company has the required drill and IP permits in hand for the proposed work programs and is engaging with First Nations in the region.

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

Figure 3

HDI AMARC
AMARC Resources Ltd.
Joy Property
Mineral Claims
Legend
Joy - AMARC Mineral Claims
Area of Underlapping Older Mineral Claims Held By Other Parties
0
4
kilometres
Scale 1:150,000
NAD83 UTM Zone 9N
Map Date:2024/07/23
Created for 8.5x11" Paper
N
1,370,000 mN
1,360,000 mN
1,350,000 mN
1053452
1053451
1088887
522048
1088908
1088890
1088917
1088920
1088915
1053453
1053214
522036
522037
522038
522039
522043
1053454
522033
522035
522034
522031
522040
1043004
522032
1052971
1052970
1053212
522119
522030
555608
555589
555683
555679
522118
555609
555590
555595
1053445
522028
555684
555681
555682
555661
522029
555613
555597
555591
1053218
555678
838410
838409
838411
555657
1012122
555664
555620
555622
555615
555601
1043017
555676
555660
555659
555656
555654
555624
838412
555628
555626
555606
555604
1053215
555677
929502
894536
555665
555658
850101
1053217
555653
555634
838405
838407
835518
981665
555666
555663
555662
555655
555630
555629
555635
555636
555671
555675
555669
555652
555632
555633
555631
555645
555670
555674
555668
555650
555648
555646
555644
555643
555642
555637
555638
555667
555672
555673
555651
555649
555647
555639
555640
555641
1053446

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

The 2021 work at PINE also indicated significant potential for the discovery of other centres of porphyry Cu-Au mineralization within the area of the overall PINE mineralized system. Amarc's hole JP21009, located 500 m northeast of the PINE Deposit, returned 244.1 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag), including 135 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag), indicating high potential to the northeast (March 7, 2022 news release). Historical drilling also indicates significant potential to the southwest of the PINE Deposit. For example, the historical hole located furthest away to the southwest but within the current known limits of the PINE system (PIN09-04) returned 105 m at 0.17% CuEQ (0.08% Cu, 0.15 g/t Au and 1.1 g/t Ag).

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

 ___________________

2 See Table 1, Note 4 for CuEQ calculations.

For further 2021 information see Amarc 2022 Form on 20F filed on EDGAR.

In 2022, Amarc completed 37 core holes (15,427 m) that considerably expanded the PINE Deposit to over a 1,700 m strike length, discovered new porphyry Cu-Au mineralization at the 5 km2 Canyon deposit target, and further defined additional deposit-scale porphyry systems requiring exploration drilling.

Highlights from 2022 PINE Deposit Drilling include:

•	204 m of 0.42% CuEQ (0.18% Cu, 0.41 g/t Au and 2.3 g/t Ag) (JP22010)
•	105 m of 0.40% CuEQ (0.13% Cu, 0.47 g/t Au and 1.8 g/t Ag) (JP22013)
•	107 m of 0.31% CuEQ (0.09% Cu, 0.37 g/t Au and 1.2 g/t Ag) (JP22015)
•	179 m of 0.32% CuEQ (0.11% Cu, 0.36 g/t Au and 1.2 g/t Ag) (JP22017)

Highlights from the new Canyon Porphyry Cu-Au Discovery include:

•	96 m of 0.51% CuEQ (0.39% Cu, 0.18 g/t Au and 2.6 g/t Ag), within
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

 ________________________

3 Grade for each element that comprises the CuEQ for holes JP22017, JP22015 are shown in Table 1 and for JP21009 is 0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag.

Based on comparisons with the Canyon discovery and the PINE Deposit, intervals of porphyry Cu-Au mineralization, including 27 m of 0.29% CuEQ (0.12% Cu, 0.30 g/t Au, 1.2 g/t Ag) in JP22019 and 204 m of 0.11% CuEQ (0.03% Cu, 0.14 g/t Au, 0.4 g/t Ag) in JP22020, may represent the lateral or upper parts of a yet undiscovered porphyry Cu-Au center (March 2, 2023 news release). The large footprint of this target, its veneer of glacial overburden cover, and Cu-Au intercepts in the widely spaced and relatively shallow drill holes highlight the significant exploration potential for the discovery of another porphyry Cu-Au deposit at Twins.

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

Scout drilling at SWT returned local zones of anomalous Au-Cu compatible with proximity to a porphyry Cu-Au system (e.g. 78 m of 0.08% CuEQ (0.02% Cu, 0.11 g/t Au, 0.4 g/t Ag) in JP22028), as well as local vein-hosted Au-only mineralization (2.7 m of 3.7 g/t Au in JP22024). At the adjacent Wrich occurrence, Au-Ag-Cu mineralization (108 m of 0.20% CuEQ (0.03% Cu, 0.23 g/t Au, 6.4 g/t Ag) in JP22044) is associated with advanced argillic alteration zones and may represent a higher-level signature of a porphyry Cu-Au system (March 2, 2023 news release).

Table 1: JOY 2022 Drill Program Assay Results

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag (g/t)
PINE	JP22010	265	-60	681.00		18.96	223.03	204.07	0.42	0.18	0.41	2.3
					Incl.	18.96	49.35	30.39	0.44	0.12	0.55	2.0
					Incl.	84.83	223.03	138.20	0.48	0.22	0.43	2.8
					and	84.83	128.95	44.12	0.58	0.26	0.53	3.3
					and	141.82	223.03	81.21	0.51	0.24	0.45	2.9
						258.00	296.70	38.70	0.51	0.25	0.44	2.7
					Incl.	258.00	285.81	27.81	0.62	0.29	0.54	3.3
						455.51	505.79	50.28	0.34	0.15	0.32	1.7
PINE	JP22011	265	-60	637.78		35.00	65.00	30.00	0.22	0.06	0.27	1.5
						386.00	542.00	156.00	0.36	0.20	0.25	2.5
					Incl.	386.00	458.00	72.00	0.44	0.23	0.35	2.9
					Incl.	494.00	539.00	45.00	0.41	0.24	0.25	2.8
PINE	JP22012	265	-60	597.00		41.50	54.52	13.02	0.26	0.12	0.22	2.0
						73.00	141.00	68.00	0.31	0.13	0.29	2.0
					Incl.	126.00	141.00	15.00	0.49	0.20	0.49	2.7
						221.40	354.00	132.60	0.32	0.15	0.26	2.4
					Incl.	221.40	301.48	80.08	0.35	0.17	0.30	2.7
PINE	JP22013	265	-60	516.00		48.00	153.00	105.00	0.40	0.13	0.47	1.8
					Incl.	59.20	96.00	36.80	0.44	0.16	0.48	2.3
	JP22013				Incl.	114.00	153.00	39.00	0.46	0.12	0.59	1.4
						177.00	189.51	12.51	0.42	0.12	0.52	1.3
						226.14	303.00	76.86	0.30	0.14	0.27	1.4
					Incl.	226.14	245.41	19.27	0.45	0.14	0.54	1.4
PINE	JP22014	270	-60	594.00		27.00	42.00	15.00	0.28	0.10	0.31	1.3
						62.05	167.00	104.95	0.25	0.10	0.26	1.3
					Incl.	66.00	84.00	18.00	0.34	0.11	0.40	1.2
					Incl.	111.00	141.00	30.00	0.33	0.12	0.37	1.7

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag (g/t)
PINE	JP22015	90	-60	647.00		72.00	300.00	228.00	0.25	0.08	0.28	1.0
					Incl.	72.00	178.78	106.78	0.31	0.09	0.37	1.2
					and	72.00	129.00	57.00	0.40	0.10	0.53	1.3
					and	72.00	84.00	12.00	0.81	0.16	1.15	2.0
					Incl.	189.00	300.00	111.00	0.21	0.08	0.22	0.8
						431.97	647.00	215.03	0.22	0.10	0.21	0.8
					Incl.	522.00	534.00	12.00	0.47	0.10	0.64	1.6
					and	561.00	644.55	83.55	0.24	0.12	0.20	0.9
PINE	JP22016	265	-65	609.00		13.23	155.56	142.33	0.26	0.08	0.30	1.1
					Incl.	18.00	66.00	48.00	0.41	0.12	0.50	1.4
						175.51	186.33	10.82	0.30	0.12	0.31	1.4
						213.36	232.07	18.71	0.22	0.12	0.17	1.4
						241.78	258.00	16.22	0.29	0.10	0.32	1.2
PINE	JP22017	90	-60	624.00		174.00	352.80	178.80	0.32	0.11	0.36	1.2
					Incl.	248.03	352.80	104.77	0.37	0.13	0.43	1.1
					and	272.72	336.00	63.28	0.44	0.14	0.52	1.2
					and	272.72	291.00	18.28	0.56	0.12	0.76	1.5
					Incl.	310.00	336.00	26.00	0.45	0.17	0.49	1.2
						378.00	390.00	12.00	0.30	0.12	0.30	1.3
PINE	JP22018	265	-60	490.50		126.00	177.00	51.00	0.38	0.13	0.42	1.8
PINE	JP22034	90	-60	504.00		59.67	95.08	35.41	0.14	0.05	0.14	0.3
						124.71	145.17	20.46	0.24	0.13	0.20	0.8
						174.13	231.00	56.87	0.24	0.14	0.17	1.6
						423.32	477.33	54.01	0.13	0.07	0.10	0.9
PINE	JP22040	270	-90	405.00	No significant intercepts
Canyon	JP22029	40	-60	234.00	No significant intercepts
Canyon	JP22030	55	-60	753.00		342.00	638.25	296.25	0.39	0.30	0.14	1.7
					Incl.	345.21	456.00	110.79	0.48	0.38	0.16	2.5
					Incl.	351.00	447.00	96.00	0.51	0.39	0.18	2.6
					and	360.00	399.00	39.00	0.56	0.42	0.20	2.7
					Incl.	552.00	580.00	28.00	0.51	0.40	0.19	1.4
						708.90	719.40	10.50	0.77	0.61	0.25	2.1
Canyon	JP22036	55	-60	588.00		24.47	219.00	194.53	0.20	0.14	0.09	2.3
					Incl.	69.00	76.00	7.00	0.91	0.54	0.59	6.9
					Incl.	162.30	177.00	14.70	0.33	0.22	0.18	2.1
	JP22036					210.00	219.00	9.00	0.27	0.17	0.15	1.8
						407.00	464.00	57.00	0.17	0.12	0.08	0.8
Canyon	JP22038	55	-60	576.00		384.00	570.00	186.00	0.15	0.12	0.04	0.8
Canyon	JP22042	235	-70	661.30		299.40	564.00	264.60	0.15	0.11	0.06	0.8
					Incl.	318.00	347.61	29.61	0.23	0.16	0.12	1.1
					Incl.	453.00	498.00	45.00	0.20	0.15	0.07	0.9
Canyon	JP22043	50	-60	735.00		582.00	726.00	144.00	0.16	0.13	0.03	0.8
Twins	JP22019	50	-60	384.00		54.00	125.58	71.58	0.21	0.10	0.19	1.0
					Incl.	99.00	125.58	26.58	0.29	0.12	0.30	1.2
						215.00	276.00	61.00	0.19	0.11	0.14	1.2
Twins	JP22020	235	-60	270.00		12.00	216.00	204.00	0.11	0.03	0.14	0.4
					Incl.	44.22	90.00	45.78	0.17	0.05	0.22	0.6
Twins	JP22021	55	-60	216.00	No significant intercepts
Twins	JP22023	235	-60	36.00	Abandoned in overburden
Twins	JP22025	50	-60	219.00		12.00	48.00	36.00	0.11	0.04	0.11	0.6
Twins	JP22026	55	-55	282.00	No significant intercepts

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag (g/t)
Twins	JP22031	55	-60	249.00		60.00	105.00	45.00	0.10	0.04	0.11	0.3
SWT	JP22022	265	-55	528.00	No significant intercepts
SWT	JP22024	225	-60	501.00		414.30	417.00	2.70	2.12	0.005	3.73	6.2
SWT	JP22027	70	-60	342.00		24.00	27.00	3.00	0.25	0.09	0.28	0.4
SWT	JP22028	70	-60	342.00		264.00	342.00	78.00	0.08	0.02	0.11	0.4
					Incl.	328.71	342.00	13.29	0.14	0.03	0.20	0.5
South MEX	JP22041	54.16	59.82	323.00		101.00	173.00	72.00	0.10	0.02	0.10	3.4
					Incl.	127.00	149.00	22.00	0.15	0.03	0.16	4.8
Wrich	JP22044	335	-70	393.00		59.00	167.00	108.00	0.20	0.03	0.23	6.4
					Incl.	65.00	86.00	21.00	0.32	0.04	0.32	13.6
					Incl.	119.00	137.00	18.00	0.28	0.03	0.44	1.7
					Incl.	158.00	167.00	9.00	0.34	0.02	0.46	10.2
Finlay North	JP22032	30	-60	225.00	No significant intercepts
Finlay North	JP22033	30	-60	243.00		66.00	87.00	21.00	0.07	0.004	0.11	0.4
Finlay North	JP22035	30	-70	219.40	No significant intercepts
Finlay South	JP22037	55	-60	221.00		17.00	29.00	12.00	0.14	0.10	0.06	2.0
Finlay South	JP22039	235	-50	356.00	No significant intercepts
CT	JP22045	90	-60	204.00	No significant intercepts

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

Recent Work

2023 Program

The 2023 field program was designed to inform the 2024 drilling plans; it included extensive airborne and surface exploration surveys focused on detailed refinement of multiple porphyry copper-gold deposit targets clustered along mineralized trends across the JOY District (Amarc release October 26, 2023). The principal components of the 2023 surveys were:

•	638 line-km of airborne Magnetotelluric (“MT”) geophysics;
•	30 km2 of ground-based MT geophysics;
•	72.5 line-km of IP ground geophysics;
•	465 geological survey traverse-km;
•	769 systematic rock chip samples for assay; and
•	1,788 grid soil samples for assay.

In addition to facilitate future drilling, rehabilitation of exploration trail and bridge access to the PINE Cu-Au Deposit in the centre of the JOY tenure and other deposit targets was also completed.

2024 Program

In July 2024, Amarc announced that extensive core drilling commenced at the JOY District. The program’s goal is the discovery of porphyry Cu-Au deposits by wide-spaced drilling over eight large drill-ready sulphide mineralized systems clustered along a number of emerging mineralized trends.  Areas of focus for drilling include the Northwest Gossan, and new target that has never been drilling, further delineation and extension of the PINE Deposit, follow up to the discovery holes at the Canyon Deposit Target, and further investigation of the Twins Deposit Target, SWT target and South MEX and More MEX targets (Figure 5).

In addition to the targets noted above, the JOY District also hosts a high-quality pipeline of seven other Cu-Au targets located across the District where additional survey work is planned to bring them up to a drill-ready status.

Figure 5

Figure 5 shows the location of the PINE deposit and other targets in the JOY District. The IP survey results outline clusters of potential mineral systems along a number of emerging mineralized trends.

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

Figure 6

Property Description

Amarc owns 100% interest and is the operator of the DUKE District. The project consists of 107 claims covering 73,201 ha (180,884 acres) shown in Figure 7.  Of these, 98 claims are in good standing until May 2035, four until May 2030, four until December 2024 and one until May 2025.

Figure 7

1059007
1059006
1059004
1059002
1059005
1059003
1059001
1112787
1107541
1107540
1066728
1046684
1066575
1036523
1066726
1068824
1066579
1068826
1038490
1107542
1050190
1068828
1066578
1068833
1066577
1046683
1068827
1066576
1050191
1068829
1066574
1046682
1046681
1046208
1066734
1066478
1066730
1066573
1046201
1066572
1037024
1037021
1046680
1066725
1037016
1047912
1106413
1066798
1037017
1066560
1066727
1037010
1045582
1066548
1047914
1066561
1066729
1047913
1066562
1066731
1066563
1066733
1049427
1066571
1066547
1066737
1068825
1049932
1066546
1051647
1067211
1067210
1068823
1066570
1067212
1066739
1066738
1066742
1066740
1066741
1066568
1066569
1068830
1066564
1068832
1066565

HDIAMARC

AMARC Resources Ltd.
Duke Project
Mineral Claims

Legend

Duke - AMARC Mineral Claims

0 10
km

1:315,0000

UTM Zone 9N
NAD83

Map Date: 2024/07/17
Created For 8.5x11" Paper

Image Capture
Microsoft Corp Earthstar Geographics
2023/07/13

In September 2023, Amarc announced it had entered into an option agreement (the “Agreement”) with Richard J (Dick) Billingsley (“Optionor”) on a group of mineral claims, covering some 2.34 km2, located internal to and near to the northern extent of the DUKE property. Under the terms of the Agreement, Amarc can acquire 100% of these claims, subject to a 2% Net Smelter Returns royalty retained by the Optionor that is capped at $10 million, by issuing 200,000 Amarc shares and making annual cash payments of $5,000 to the Optionor plus funding an annual scholarship for Indigenous students in the amount of $20,000 per year for a period of 10 years (total of 200,000 shares and $250,000 cash).

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

Between early December 2022 and mid-March 2023 Amarc completed 24 core drill holes (11,086 m) in 80 drill days (Table 2 and Amarc release June 15, 2023). Two drill rigs focused on further delineating the DUKE Cu-Mo-Ag-Au Deposit, while a third rig tested the shallow overburden covered 4.7 km2 IP anomaly surrounding the DUKE Deposit which is indicative of an expansive mineralized system. Highlights from the 2022-2023 drilling at the DUKE Deposit include:

•	183 m of 0.43% CuEQ[4] (0.31% Cu, 0.019% Mo, 0.07 g/t Au, 1.5 g/t Ag) (DK22009)
•	217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) (DK22010)
•	30 m of 0.47% CuEQ (0.36 % Cu, 0.015% Mo, 0.06 g/t Au, 3.2 g/t Ag) (DK23012)
•	30 m of 0.43% CuEQ (0.31% Cu, 0.014% Mo, 0.09 g/t Au, 1.6 g/t Ag), and 33 m of 0.44% CuEQ (0.20% Cu, 0.053% Mo, 0.06 g/t Au, 1.3 g/t Ag) (DK23015)
•	82 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) (DK23022)
•	36 m of 0.47% CuEQ (0.34% Cu, 0.024% Mo, 0.06 g/t Au, 1.5 g/t Ag) (DK23024)
•	33 m of 0.40% CuEQ (0.30% Cu, 0.017% Mo, 0.05 g/t Au, 1.5 g/t Ag) (DK23026)

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

 _____________________

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
0.15 – 0.30% CuEQ

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

Recent Work

Summer 2023 Program

In May 2023, Amarc remobilized its exploration team completing extensive airborne and ground exploration surveys to assess the 16 prioritized porphyry Cu-Au targets across the DUKE District to define targets for 2024 drill testing (Amarc releases May 17, 2023 and November 21, 2023). Exploration activities included:

•	5,759 line-km of high-resolution airborne magnetics
•	678 km2 of LiDAR
•	68 line-km of ground magnetics
•	122 line-km of IP geophysics
•	6,079 grid soil sample geochemistry analyses
•	315 rock sample geochemistry analyses
•	Framework and localized detailed geological mapping

The results of this successful program defined six deposit targets for drill testing including the Svea Target, JO Target and also a pipeline of additional porphyry copper-gold targets for further assessment prior to drill testing (Amarc releases January 19, 2024 and April 16, 2024).

The Svea deposit target shares many attributes with some of the premier deposits and occurrences within the Babine Cu-Au Region including:

•	An association with regional scale faults and mineralized corridors;
•

An association with volumetrically significant, Eocene-age biotite-feldspar porphyry (“BFP”) intrusions as detailed in geological survey work: the 1,500 m strike length of the BFP intrusions at Svea, is notably larger than historical interpretations, and is comparable with known BFP-related deposits in this district;

•	An association with widespread hydrothermal fluid flow paths as defined by sheeted and stockwork vein sets, vein density and sulphide development;
•	An association with a large 7 km2 IP chargeability anomaly underlying the interpreted mineralized system;
•

An association with widespread and strong, Cu-Au-Mo-in-soil geochemical anomalies: extensive Cu-in-soil geochemical anomalies exceeding 100 ppm with internal areas of ≥250 ppm over 1,000 m by 200 m and 500 m by 300 m; and

•

An association with both Cu and Au in historical drilling*: limited drilling of 12 short, median 61 m long, drill holes completed in 1969 and 1975 by Texas Gulf Sulphur Co. intersected mineralization, suggesting the BFP’s at Svea can be associated with significant Cu and Au contents. Historical Cu assays are available for only nine of these drill holes, and these indicate varying degrees of Cu mineralization which is interpreted to be due, at least in part, to the presence of inter- and post-mineralization intrusions in which many holes terminated early. An example is historical drill hole DDH 69-3, which returned 0.36% Cu and 0.18 g/t Au over 23.7 m within 0.27% Cu over the total drilled length of 57 m terminating in a post mineral intrusion. Nearby hole DDH 69-4 intersected 0.37% Cu and 0.18 g/t Au over 30.5 m.

*Copper assays for nine 1969 Texas Gulf drilling are from copies of original drill logs, accessed at https://propertyfile.gov.bc.ca/showDocument.aspx?docno=830869 (BC Ministry of Energy, Mines and Petroleum Resources (“BC MEMPR”) Property File Document 830869), and for gold in from Carter, 1992, Geological and Geochemical Report, Sampling of Diamond Drill Cores and Soil Sampling, on the Trail Mineral Claim, 31 pages, BC MEMPR Assessment Report 22719. Assay summaries are available for some of these historical drill hole, but much of the assay data, along with drill logs, is not available. These results are historical in nature and at the time of this release have not been verified by Amarc Resources or its Qualified Person, as the drill core, and original sample material are not available, however, the Company intends to verify this information through drilling during its summer 2024 campaign.

The JO discovery also shares an association with regional scale faults and a correlation with other BFP-related porphyry Cu-Au deposits in the Babine through its presumed Eocene age, alteration style and association with regional scale structural controls. JO is also characterized by:

•

Coincident IP chargeability and magnetic geophysical anomalies. Initial grab sampling of BFP outcrop within the target returned 0.18% Cu, 0.52 g/t Au, 16 g/t Ag and 55 ppm Mo (see Amarc release April 16, 2024).

•	The distribution of silver in reconnaissance soil samples suggests that the Cu-Au mineralized BFP lies close to a north-northwest striking deformation zone.
•	An association with a substantial 3 km2 IP chargeability anomaly (+15 mV/V) identifying a potential sulphide mineralized system.
•

Within this IP chargeability anomaly, a strong 1 km oval-shaped internal lobe of higher chargeability (+20 mV/V) located toward the east hosts a rare occurrence of BFP in the target area, which is covered by extensive glacial till. This occurrence is also located on the eastern flanks of a magnetic high.

•

Well developed porphyry-style potassic alteration characterized by both secondary biotite and orthoclase, with disseminated chalcopyrite. The discovery composite rock sample, comprised of five to six chips from a number of mineralized angular boulders on top of an outcrop, returned 0.18% Cu, 0.52 g/t Au, 16.05 g/t Ag and 55 ppm Mo.

•

A second strong IP chargeability high internal lobe with similar dimensions and magnetic anomalies is located some 1,500 m to the west of the above. This area also has extensive surficial cover and a bedrock source has not yet been identified.

•	Due to the extensive glacial cover, LiDAR survey data is being used to interpret grid soil geochemical data.

Winter 2024 Program

During the winter of 2024, two rigs continued with delineation drilling of the DUKE Cu-Mo Deposit and testing the DUKE Offset (Figure 8).  Nine core holes were drilled, totalling some 4,828.2 m. Seven of the 9 drill holes intersected Cu-Mo mineralization above an approximate grade of 0.15% CuEQ* over widths of 104 m to 385 m (Tables 3 and 4).

Highlights from the 2024 winter drilling at the DUKE Deposit include:

•	71 m of 0.45% CuEQ[5] (0.35% Cu, 0.016% Mo, 0.06 g/t Au, 1.6 g/t Ag) and 104 m of 0.38% CuEQ (0.29% Cu, 0.016% Mo, 0.06 g/t Au, 1.3 g/t Ag) in hole DK24033
•	110 m of 0.38% CuEQ (0.25% Cu, 0.028% Mo, 0.04 g/t Au, 1.1 g/t Ag) and 30 m of 0.39% CuEQ (0.26% Cu, 0.025% Mo, 0.05 g/t Au, 1.4 g/t Ag) in hole DK24034
•	30 m of 0.44% CuEQ (0.35% Cu, 0.013% Mo, 0.05 g/t Au, 1.5 g/t Ag) within 203 m of 0.28% CuEQ (0.2% Cu, 0.015% Mo, 0.03 g/t Au, 1.0 g/t Ag) in hole DK24035
•	48 m of 0.34% CuEQ (0.26% Cu, 0.010% Mo, 0.05 g/t Au, 1.8 g/t Ag) in hole DK24036
•	15 m of 0.69% CuEQ (0.52% Cu, 0.024% Mo, 0.11 g/t Au, 2.9 g/t Ag) and 29 m of 0.47% CuEQ (0.31% Cu, 0.030% Mo, 0.06 g/t Au, 1.7 g/t Ag) within 208 m of 0.26% CuEQ (0.19% Cu, 0.013% Mo, 0.04 g/t Au and 1.0 g/t Ag) in hole DK24037

A new and positive structural element, the South Graben Fault (“SGF”) was recognized principally from the results of drill hole DK24036. The SGF, like many other mineralized corridors in the Babine, likely has a spatial relationship to the development of significant Cu-Mo mineralized zones. Notably, recognition of the SGF indicates the possibility to expand the DUKE Deposit over a potential strike length of 700 m. A few short historical holes drilled in the 1970’s cut the shallowest portions of this targeted volume. In most cases the holes were well mineralized, for example, 70-02 returned 113 m of 0.38% CuEQ (0.29% Cu, 0.012% Mo 0.06 g/t Au, 1.1 g/t Ag) including 12 m of 0.51% CuEQ (0.41% Cu, 0.010% Mo, 0.09 g/t Au, 1.6 g/t Ag) (see Amarc website https://amarcresources.com/projects/duke-project/duke-deposit/).

Using orientated core drilling and changing drilling orientations to along north-south sections (from previous east-west sections) has provided valuable information for the modelling of the Deposit. This knowledge is also being applied to the drill testing of deposit targets in the DUKE District.

Drill holes DK24038 and DK24040 returned important Cu-Mo intercepts and with a previously reported intercept in DK18004 (see Amarc release June 12, 2018), are outlining a newly recognized volume of mineralized rock to the west of the DUKE Fault which represents an offset portion of the DUKE Deposit that was displaced some 450 to 500 m northwards (Figure 8). The initial drilling suggests that this new target has a strike length of approximately 500 m and an estimated true width of around 120 m. It remains to be fully drill delineated.

Importantly, the new accurate determination of the displacement along the DUKE Fault permits targeting - for the first time - the location of the fault-offset portion of the Cu-Mo-Au mineralization intersected in hole DK 17001 (see Amarc release see Amarc release June 12, 2018). The last 93.5 m of this drill hole cut 0.31% CuEQ (0.23% Cu, 0.001% Mo, 2.7 g/t Ag, 0.12 g/t Au), including a significant Au intersection of 0.68 g/t Au over 9 m from 509 to 518.5 m at the bottom of the hole.

 _______________

5 See Tables 3,4, Note 4.

Table 3: DUKE Deposit 2024 Assay Results

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK24033	0	-45	704		347.10	507.00	159.90	0.34	0.25	0.014	0.05	1.1
				Incl.	347.10	451.00	103.90	0.38	0.29	0.016	0.06	1.3
				and	364.50	436.00	71.50	0.45	0.35	0.016	0.06	1.6
DK24034	0	-45	730.4		54.00	81.00	27.00	0.21	0.18	0.006	0.01	0.7
					108.00	123.00	15.00	0.27	0.22	0.008	0.02	1.0
					229.00	339.35	110.35	0.38	0.25	0.028	0.04	1.1
					379.00	520.40	141.40	0.32	0.21	0.021	0.04	1.1
				Incl.	472.40	502.40	30.00	0.39	0.26	0.025	0.05	1.4
DK24035	180	-44	749		176.00	203.50	27.50	0.27	0.16	0.023	0.03	0.9
				Incl.	176.00	185.00	9.00	0.48	0.25	0.054	0.04	1.1
					221.00	242.90	21.90	0.24	0.17	0.014	0.02	0.9
					280.00	298.53	18.53	0.25	0.19	0.011	0.03	1.1
					385.70	589.10	203.40	0.28	0.20	0.015	0.03	1.0
				Incl.	430.88	485.90	55.02	0.31	0.21	0.020	0.03	1.2
				Incl.	506.00	587.00	81.00	0.31	0.24	0.013	0.03	1.0
				and	557.00	587.00	30.00	0.44	0.35	0.013	0.05	1.5
					662.00	738.37	76.37	0.23	0.16	0.017	0.02	0.7
DK24036	0	-44	605		105.00	153.00	48.00	0.34	0.26	0.010	0.05	1.8
					239.00	376.00	137.00	0.21	0.15	0.009	0.03	0.7
				Incl.	239.00	312.00	73.00	0.25	0.19	0.009	0.04	0.8
DK24037	180	-44	794		371.00	756.12	385.12	0.23	0.16	0.014	0.03	0.8
				Incl.	371.00	579.50	208.50	0.26	0.19	0.013	0.04	1.0
				and	389.00	480.72	91.72	0.28	0.21	0.011	0.04	1.1
				and	466.06	480.72	14.66	0.69	0.52	0.024	0.11	2.9
				and	496.85	551.00	54.15	0.37	0.25	0.022	0.04	1.3
				and	496.85	526.00	29.15	0.47	0.31	0.030	0.06	1.7
				Incl.	602.54	612.47	9.93	0.32	0.17	0.035	0.03	0.8
				Incl.	636.36	756.12	119.76	0.22	0.15	0.015	0.02	0.6
				and	636.36	697.30	60.94	0.26	0.17	0.020	0.02	0.8
				and	656.00	697.30	41.30	0.29	0.19	0.023	0.03	0.8

Table 4: DUKE Deposit Offset Drill Holes

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK24038	90	-46	296		64.00	195.00	131.00	0.21	0.15	0.011	0.04	0.8
				Incl.	64.00	84.00	20.00	0.28	0.21	0.008	0.06	1.1
				and	76.87	84.00	7.13	0.37	0.28	0.010	0.08	1.4
DK24039	270	-45	182		32.00	88.00	56.00	0.15	0.13	0.003	0.02	1.0
DK24040	90	-50	392.8		68.00	282.00	214.00	0.24	0.17	0.012	0.03	0.9
				Incl.	148.00	282.00	134.00	0.26	0.18	0.014	0.04	0.9
				and	212.76	282.00	69.24	0.28	0.19	0.017	0.05	0.9
				and	248.00	282.00	34.00	0.30	0.20	0.018	0.05	0.9
DK24041	90	-45	375	No significant intercepts

>0.30% CuEQ
0.15 - 0 30% CuEQ

Notes for Tables 3,4:

1. Widths reported are drill widths, such that true thicknesses are unknown.

2. All assay intervals represent length-weighted averages.

3. Some figures may not sum exactly due to rounding.

4. Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4/lb, Au US$1800/oz., Ag US$24/oz. and Mo US$15/lb and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)) + ((Mo% * (Mo recovery / Cu recovery) * (Mo $ per lb.) / Cu $ per lb.)).

Analytical & Quality Assurance/Quality Program

Amarc drilled NQv (48.1mm) size core in the winter of 2024. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the DUKE drilling were sent to ALS Canada Ltd., Kamloops, Canada, for preparation and to North Vancouver, Canada for analysis. Surface rock samples from the 2023 program were sent to either Kamloops or North Vancouver for preparation and were also analyzed in North Vancouver. Both facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. For surface rock samples, at least one standard was inserted in each analytical batch. The control sample results were then checked to ensure proper QAQC.

Figure 8

Figure 8 shows the DUKE Deposit, located within a 4.7 km2 Chargeability Anomaly indicating the potential for a sizeable mineral system.  It also shows new potential revealed by drilling in 2024 to the south of the South Graben Fault and at the DUKE Offset, located to the north and west of the DUKE Fault.

Summer 2024 Program

A second phase program is underway at the DUKE site focused on targets identified by the Company’s comprehensive surveys across the prospective DUKE District. The initial focus of this summer’s drilling is the SVEA Cu-Au Deposit Target and the new JO porphyry Cu-Au discovery.

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

Amarc holds a 100% interest in the IKE District comprising, in total, 126 mineral claims, including 9 crown grants6 (Figure 11) covering an area of 46,178 hectares (114,108 acres). Of the mineral claims, 163 have an expiry date of November 21, 2029 and seven have an expiry date of March 28, 2029.

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

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 186 m of 0.41% CuEQ7  (0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au), including 58 m of 0.52% CuEQ (0.39% Cu, 0.031% Mo, 1.9 g/t Ag and  0.02 g/t Au) (see Table 5 below, note 4 for information on CuEQ); and Hole 11-2: 120 m of 0.41% CuEQ (0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au) including 32 m of 0.58% CuEQ (0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02 g/t Au).

 __________________________

6 The 9 crown grants cover areas totalling 158.26 hectares (391.07 acres); the annual cost to retain is $197.83.

7  CuEQ calculations Note 4, Table 5.

There was no follow up exploration until Amarc initiated exploration. Largely co-incident magnetic, IP chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping have defined an extensive 9 km2 hydrothermal system entirely within the Coast Plutonic Complex (“CPC”), into which Amarc has completed approximately 15,455 m of core drilling in 26 widely-spaced holes. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north- south, and over a vertical extent of 875 m depth, that remains open to expansion. Table 5 provides five typical drill holes of the 26 completed; each represents intercepts of >0.3% CuEQ, selected to characterize drilling from within the known mineralized porphyry body of the IKE Deposit since 2011.

Table 5: IKE DEPOSIT

Selected Drill Intervals from Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ(%)4
IK14005	269.4	325.4	56.0	0.31	-	1.6	0.064	0.55
	339.1	426.2	87.1	0.36	-	0.7	0.054	0.56
Incl.	347.7	378.6	30.9	0.47	-	1.2	0.052	0.67
	437.6	554.6	117.0	0.27	-	0.3	0.021	0.35
	602.9	616.1	13.2	0.29	-	0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30	-	2.9	0.015	0.38
	293.0	421.0	128.0	0.33	-	3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43	-	4.3	0.032	0.58
	444.0	506.0	62.0	0.24	-	2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23	-	1.7	0.017	0.31
	75.0	99.0	24.0	0.24	-	1.9	0.044	0.41
	129.0	307.7	178.7	0.32	-	2.2	0.025	0.42
	339.5	366.5	27.0	0.18	-	1.2	0.030	0.30
	372.5	693.3	320.8	0.32	-	2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43	-	3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25	-	1.7	0.015	0.31
	314.5	381.9	67.4	0.35	-	2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45	-	3.5	0.044	0.64
	395.8	456.0	60.2	0.53	-	3.7	0.045	0.72
	528.0	543.0	15.0	0.16	-	1.3	0.035	0.30
	549.0	582.0	33.0	0.23	-	1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.49	0.024	3.4	0.032	0.62
	359.0	437.0	78.0	0.44	0.019	3.0	0.038	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ%	>=0.30 & <0.50
>=0.50

Notes for Table 5:

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

Historical Drilling – IKE area: Amarc is not aware of any available and verifiable information on the security, sampling method, sample preparation procedures, analytical methods and analytical laboratories used in nine pre-1981 drill programs. Analytical data from this era was carefully derived from a set of downhole bar charts of Cu and MoS2 hand plotted at 1” = 50’ on cross-sections located in an internal company report, while for three holes Amarc is only aware of composite interval data. The assay results and sample from-two of the three 1981 drill holes were key punched by Amarc from an ARIS Assessment Report (accessed from the BC government files) which states Acme Analytical Laboratories, Vancouver, BC assayed the samples. Also as part of its due diligence, Amarc in 2013 selected 8 samples from the remaining half of the 2011 drill core, added three additional QAQC samples and submitted them to Acme for sample preparation, including the preparation of a second set of pulps from coarse reject splits for analysis.

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

Empress Cu-Au-Ag Replacement Deposit

Historical drilling at Empress has indicated a significant body of good grade Cu-Au±Ag mineralization, which remains open to expansion with a modern core drilling program. Table 6 provides selected drill historical intercepts for the Empress Deposit. Mineralization at Empress is considered to have formed by the replacement of previously altered volcanics by a quartz-magnetite-sulphide assemblage, with higher Cu-Au-Ag grades commonly occurring within 100 m in vertical distance above the CPC’s contact, within the overlying volcanics. An initial examination of historical drill core by the Amarc team recognized the nearby, CPC-hosted granite porphyry Cu-Au-Ag-Mo deposit target, which is shallowly concealed by overburden.  The Granite porphyry deposit target is considered a probable source of the Empress Deposit replacement fluids. Historical core drill intercepts at Granite include Hole 91-49 which returned 92 m of 0.38% CuEQ (0.22% Cu, 0.23 g/t Au, 0.008% Mo and 0.4 g/t Ag) (see Table 5, note 4 for information on CuEQ). This target has not been delineated and mineralization remains open to expansion. Step-out drilling from the known mineralization is required.

Table 6: EMPRESS DEPOSIT

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
>=0.50

For notes refer to Table 5.

Greater Empress Area Cu±Au±Mo-Ag Porphyry and Replacement Targets:  In addition to the Empress deposit, the 35 km2 Greater Empress area includes seven identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Empress East, Empress Gap, Granite (as discussed above) and Buzzer, and the earlier-stage exploration targets include Empress West.  Each are discussed below with selected historical drill results provided in Tables 7 and 8.  These targets are either: not fully drill delineated or have been tested only by shallow, widely spaced historical reconnaissance percussion drilling and can with focused exploration be brought to a drill ready status.

Empress East Cu-Au-Ag Replacement Deposit Target: Located 1 km east of the Empress Deposit, limited historical core holes drilled at the Empress East deposit target intercepted mineralization similar to that at the Empress deposit in both style and grade. This drilling together with moderate to locally strong IP chargeability responses, magnetic geophysical features, and results from historical Cu and Au soil geochemistry where (>250 ppm Cu and ≥50 ppb Au values closely reflect the first three historical drill samples results at the base of overburden,), indicate there is significant potential with further core drilling to enlarge this body of mineralization. Notably there is a complete absence of drill holes in the southern part of this target, which is at a position that is analogous to shallower, high grade Cu-Au-Ag replacement-style mineralization at the Empress deposit to the west.

Table 7: EMPRESS EAST DEPOSIT TARGET

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu(%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)4
91-39	9.8	37.8	28.0	0.34	0.543	1.2	0.002	0.66
	107.6	147.5	39.9	0.40	0.332	0.8	0.004	0.60
Incl.	141.4	147.5	6.1	1.23	0.928	2.2	0.009	1.78
91-54	73.1	85.0	11.9	0.31	0.221	0.7	0.001	0.44
	108.2	158.2	50.0	0.46	0.304	1.0	0.002	0.64

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 5.

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

Buzzer Cu-Au-Ag±Mo Porphyry Deposit Target: The Buzzer deposit target is located in the eastern side of the Greater Empress area inboard of the CPC. Historical drilling at Buzzer has intercepted high-grade Cu-Au-Ag-Mo porphyry mineralization hosted in biotite altered intrusions (Table 78. Whether these mineralized intrusions, are part of a small high-level cupola or a large mineralized intrusive mineralized body below, as indicated by magnetic surveys, cannot be determined from the limited drilling.

The Granite and Buzzer porphyry systems demonstrate that significant porphyry-style mineralization is present in the Greater Empress area, and that further exploration surveys and drilling have the potential to make new porphyry discoveries, both inboard and outboard from the CPC contact.

Table 8: BUZZER DEPOSIT TARGET

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)[4]	Ag (g/t)	Mo (%)	CuEQ (%)4
DDH-3†	21.3	120.4	99.1	0.43	-	-	0.042	0.58
DDH-4†	14.6	113.4	98.8	0.37	-	-	0.037	0.50
X-1	0.0	5.9	5.9	0.15	0.237	5.8	0.013	0.36
	9.5	42.5	33.0	0.26	0.175	3.4	0.042	0.53
Incl.	24.7	40.8	16.1	0.40	0.268	5.0	0.064	0.81
X-3	0.0	44.2	44.2	0.67	0.496	5.3	0.046	1.14
Incl.	10.7	38.1	27.4	0.86	0.724	6.6	0.059	1.51
GC11-74	11.4	52.2	40.8	0.27	0.210	1.8	0.011	0.44
Incl.	15.0	27.0	12.0	0.41	0.289	2.6	0.019	0.66

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 5.

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

Historical drill intercepts include for example: Hole S-64: 49 m of 0.51% CuEQ (0.49% Cu and 0.007% Mo) and Hole S-24: 43 m of 0.39% CuEQ (0.28% Cu and 0.032% Mo).

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned, for example: RB17001: 66 m of 0.38% CuEQ (0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag) and 21 m of 0.43% CuEQ (0.38% Cu, 0.007% Mo, 0.11  g/t Au and 4.3 g/t Ag) (December 19, 2017 news release).

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

Recent Work

There was no work on the IKE Project in 2023.

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

A. RESULTS OF OPERATIONS

Year Ended March 31, 2024 (“2024”) Versus Year Ended March 31, 2023 (“2023”)

The Company recorded a net loss of $43,450 during 2024 compared to a net loss of $32,583 during 2023.

($ 000’s)	2024	2023	Discussion
Exploration and evaluation, net of recoveries	12,432	14,752	Field exploration activities during the 2024 fiscal period were focused on both Amarc owned and also various projects which Amarc operated on behalf of third parties.
Administration	1,162	819	Administration expenses increased during the 2024 period.
Interest expense on loans payable to director	101	127	Interest incurred on loans provided by a director.
Amortization of finance charges	137	102	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to a loan provided by the director in November 2014.
Equity settled share-based compensation	425	264	The amount relates to stock options issued to directors and officers of the Company in the fiscal year.

Year Ended March 31, 2023 (“2023”) Versus Year Ended March 31, 2022 (“2022”)

The Company recorded a net loss of $32,583 during 2023 compared to a net loss of $363,812 during 2022.

($ 000’s)	2023	2022	Discussion
Exploration and evaluation, net of recoveries	14,752	5,386	Field exploration activities during the 2023 fiscal period were focused on both Amarc owned and also various projects which Amarc operated on behalf of third parties.
Administration	819	617	Administration expenses increased during the 2023 period.
Interest expense on loans payable to director	127	100	Interest incurred on loans provided by a director.
Amortization of finance charges	102	74	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to a loan provided by the director in November 2014.
Equity settled share-based compensation	264	123	The amount relates to stock options issued to directors and officers of the Company in the fiscal year.

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

Administration	617	630	Administration expenses decreased during the 2022 period due.
Interest expense on loans payable to director	100	111	Interest incurred on loans provided by a director.
Amortization of finance charges	74	58	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to a loan provided by the director in November 2014.
Equity settled share-based compensation	123	18	The amount relates to stock options issued to directors and officers of the Company in the fiscal year.

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

At March 31, 2024, the Company had a cash balance of approximately $9,007,042 and working capital of $2,063,217.

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

Requirement of Financing

Historically, Amarc's source of funding has been provided from the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. In addition, Amarc is and has been funded by earn-in partners on certain of its exploration projects.  Like all exploration stage companies, Amarc will need to raise additional financing to meet its business objectives.

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

Average annual prices for copper, molybdenum, gold and silver for the past 5 years and year-to-date for 2024 are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2019	2.72/lb	11.36/lb	1,393/oz	16.21/oz
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022	3.99/lb	18.73/lb	1,800/oz	21.74/oz
2023	3.93/lb	26.72/lb	1,933/oz	23.37/oz
2024 (to the date of this Annual Report)	3.77/lb	24.19/lb	2,028/oz	22.84/oz

E. OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2024:

	Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt Obligations (gross amount)	$1,000,000	$–	$–	$1,000,000	$–
Operating Lease Obligations (Office Lease)	$7,360	$7,360	–	–	–
Total	$1,007,360	$7,360	$–	$1,000,000	$–

The Company has no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Chairman of the Board and Director	April 1993
Diane S. Nicolson	1965	President & Chief Executive Officer Director	November 2014 June 2017
Thomas Wilson	1945	Chief Financial Officer	February 2022
Paul Johnston	1963	Vice President Exploration	March 2024 – June 2024
Roy Greig	1988	Former-Vice President Exploration	January 2022 – March 2024
Trevor Thomas	1967	Secretary	February 2008

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

The following is biographical information on each of the persons listed above:

T. Barry Coughlan – Director

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

Mr. Coughlan is, or was within the past five years, an officer and/or a director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Ankh Capital Inc.	Director	January 2021	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Quadro Resources Ltd.	CEO, President and Director	June 1986	Present
Badlands Resources Inc.	Director	December 2014	June 2023
Vatic Ventures Corp.	Director	January 2011	August 2020

Scott D. Cousens – Director

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Heatherdale Resources Ltd.	Director	November 2009	August 2020
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	February 2019
	Director	May 2022	Present
	Chairman	December 2017	February 2019
	Chairman	May 2022	Present
	Chief Executive Officer	May 2022	May 2023
Taseko Mines Limited	Director	January 1991	Present
Northcliff Resources Ltd.	Director	May 2012	May 2023

Diane S. Nicolson, PhD – President, Chief Executive Officer and Director

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

Thomas R. Wilson – Chief Financial Officer

Thomas R. Wilson is a Chartered Public Accountant (CPA-CA) with over 43 years of senior financial experience in areas of financial planning and management including corporate governance and securities compliance for both public and private companies.  Within the junior mining sector, he has been the CFO for numerous private and public companies.  Mr. Wilson is a graduate of PwC Canada.

Mr. Wilson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Badlands Resources Inc.	Chief Financial Officer	January 2022	September 2023
Quadro Resources Ltd.	Chief Financial Officer	January 2006	Present
	Director	June 2023	Present
Vatic Ventures Corp.	Chief Financial Officer	January 2011	August 2020
	Director	July 2024	Present

Paul Johnston, P.Geo – Former-Vice President Exploration

Dr. Johnston has a long track record of working within companies to build discovery capacity in varied, multi-cultural, international settings.  Following an early career as Mine Geologist and Senior Mine Geologist at Hemlo, Dr. Johnston spent 18 years with Teck Resources, working on projects in Indonesia, China, Australia and Chile. As Regional Chief Geoscientist-South America, Paul provided technical leadership of Teck’s exploration activities in South America. As Principal Geologist Evaluations for North America, he identified multiple exploration opportunities. Since 2015, he has worked in the junior sector, most recently as Vice President Exploration for Element 29 Resources Inc. Dr. Johnston earned a PhD, Geological Sciences and a Master of Science from Queen’s University. He is a member of the Society of Economic Geologists (SEG), and is a registered professional with Engineers and Geoscientists British Columbia (EGBC) where he currently serves on the Geoscience Credentials Assessment Panel.

Dr. Johnston is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Vice President Exploration	March 2024	June 2024
Element 29 Resources Inc.	Vice President Exploration	February 2021	February 2024

Roy Greig, P.Geo – Former-Vice President Exploration

Dr. Roy Greig is a professional geoscientist with an extensive background in mineral exploration spanning a wide variety of mineral deposits globally, with particular expertise in porphyry copper systems.

Dr. Greig is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Vice President Exploration	January 2022	March 2024

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Blackwolf Copper and Gold Ltd.	Secretary	July 2013	August 2020
Electric Royalties Ltd.	Secretary	June 2020	November 2021
Badlands Resources Inc.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quadro Resources Ltd.	Director	June 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	President and CEO	February 2019	May 2022
	Director	February 2019	Present
	CEO	April 2023	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
RE Royalties Ltd.	Secretary	November 2018	October 2022
Taseko Mines Limited	Secretary	August 2008	Present

B. COMPENSATION

During the Company's financial year ended March 31, 2024, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $642,064.

Diane S. Nicolson, President and Chief Executive Officer; and Thomas Wilson, Chief Financial Officer, are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2024 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (4)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Diane S. Nicolson President and Chief Executive Officer, Director (1)	2024	230,333	Nil	287,515	57,042	Nil	Nil	Nil	574,890
	2023	200,540	Nil	Nil	Nil	Nil	Nil	Nil	200,540
	2022	195,144	Nil	48,261	Nil	Nil	Nil	Nil	243,405
Thomas Wilson Chief Financial Officer (2)	2024	62,810	Nil	19,079	Nil	Nil	Nil	Nil	81,889
	2023	42,000	Nil	Nil	Nil	Nil	Nil	Nil	42,000
	2022	4,500	Nil	Nil	Nil	Nil	Nil	Nil	4,500
Roy Greig Former-Vice-President Exploration (3)	2024	211,137	Nil	Nil	Nil	Nil	Nil	Nil	211,137
	2023	208,548	Nil	Nil	Nil	Nil	Nil	Nil	208,548
	2022	42,500	Nil	95,400	Nil	Nil	Nil	Nil	137,900

(1)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Dr. Nicolson is allocated to the Company on the basis of estimated time spent in respect of the Company's business.

(2)	Mr. Wilson does not serve the Company on a substantially full-time basis.

(3)	Dr. Greig resigned as Vice-President Exploration on March 11, 2024.

(4)

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2024 is as set out below:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
T. Barry Coughlan	Nil	Nil	23,960	Nil	Nil	Nil	23,960
Scott Cousens	Nil	Nil	23,960	Nil	Nil	Nil	23,960
Robert Dickinson (1)	60,000	Nil	143,758	Nil	Nil	Nil	203,758

Notes:

(1)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Mr. Dickinson is allocated to the Company on the basis of estimated time spent in respect of the Company's business.

(2)

The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted.

C. BOARD PRACTICES

All of the Company's directors were elected at the annual general meeting of shareholders held on March 21, 2024.  All directors have a term of office expiring at the next annual general meeting of the Company's shareholders.  All officers have a term of office lasting until their removal or replacement by the board of directors (the “Board”).

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

Composition of the Audit Committee

As of the date of this document, the members of the audit committee were Scott D. Cousens (Chairman), T. Barry Coughlan and Diane S. Nicolson. All members are financially literate. Messrs. Cousens and Coughlan are independent.

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

D. EMPLOYEES

At March 31, 2024, Amarc had the following employees:

	March 31, 2024	March 31, 2023	March 31, 2022
Full-time salaried	7	-	–
Daily	8	10	6

Amarc's administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2024, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 35,127,495 common shares (16.59%), or 51,953,965 (24.54%) on a diluted basis.

As at March 31, 2024, the Company's directors and senior management beneficially own the following number of the Company's common shares, share purchase options, and share purchase warrants:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
T. Barry Coughlan (3)	336,000 common shares 500,000 share purchase options	0.16%
Scott D. Cousens (3)	398,300 common shares 500,000 share purchase options	0.19%
Robert A. Dickinson (2)	32,505,195 common shares 1,500,000 share purchase options 6,176,470 share purchase warrants	15.35%
Diane S. Nicolson (3)	1,518,000 common shares 6,350,000 share purchase options	0.72%
Thomas R. Wilson	Nil common shares 200,000 share purchase options	Nil
Trevor Thomas	330,000 common shares 300,000 share purchase options	0.16%
Paul Johnston (4)	Nil common shares 400,000 share purchase options	Nil
Roy Greig (5)	40,000 common shares 600,000 share purchase options	0.02%
Total	35,127,495 common shares 6,176,470 purchase warrants 10,350,000 share purchase options	16.59%

Notes:

(1)

The information as to the number of Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)	Certain of these common shares are beneficially owned through private companies controlled by Mr. Dickinson.

(3)	Member of the audit committee.

(4)	Dr. Johnson resigned in June 2024.

(5)	Dr. Greig resigned in March 2024.

Share Option Plan

As of the date of this document, there were 13,410,000 options outstanding pursuant to the Company's share option plan (the “Plan”), described below, and an aggregate of 7,760,289 common shares remained available for issuance pursuant to the Plan, described below.

Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the “Plan”).  The Plan is required to comply with the policies of the TSX Venture.

The Plan is dated for reference September 15, 2010, as amended July 19, 2011, November 25, 2011, November 21, 2019, January 6, 2021, and February 6, 2024 which is a "rolling" plan. Under the Plan, options totaling a maximum of 10% of the Common Shares outstanding from time to time are available for grant.

To comply with TSXV policies covering "rolling" option plans, continued grants under the Plan must be approved annually by the shareholders of the Company. The Plan was last approved by shareholders of the Company at the annual general meeting held on March 21, 2024.

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

(k)	The Board may, without shareholder approval:

(i)	amend the Plan to correct typographical, grammatical or clerical errors or to make amendments of a housekeeping nature;

(ii)	change the vesting provisions of an option granted under the Plan, subject to prior written approval of the TSXV, if applicable;

(iii)	change the termination provision of an option granted under the Plan if it does not entail an extension beyond the original expiry date of such option;

(iv)	make such amendments to the Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

(v)	make such amendments as may otherwise be required by the TSXV Policies; and

(vi)	if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSXV, make such amendments as may be required by the policies of such senior stock exchange or stock market.

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

Shareholder	Securities Beneficially Owned or Controlled	As a % of the outstanding common shares
The Sutton Group, Inc.	40,423,101	19.09%
Robert A. Dickinson	32,505,195	15.35%
Sun Valley Gold Master Fund Ltd	14,615,384	6.90%

For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of the date of this document, Amarc had authorized unlimited common shares without par value, of which 211,702,894 were issued and outstanding.  Amarc's authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company's directors in accordance with the class rights and restrictions.  No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this Annual Report, Amarc's register of shareholders indicates that Amarc's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	28	192,209,126	90.79%
United States	8	17,955,306	8.48%
Other	1	1,538,462	0.72%
TOTALS	37	211,702,894	100.00%

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

The disclosure for the transactions with HDSI has been included in note 12 of the accompanying financial statements of the Company.

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

On June 15, 2022, the Company obtained an additional short-term loan (the “Short-term Loan”) of $250,000 with an interest rate of 12% per annum from the Lender.

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

ITEM 8 FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc's audited annual financial statements as at and for the years ended March 31, 2024, 2023 and 2022.  These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX Venture and on the OTCQB.

	TSX Venture Exchange		OTCBB/OTCQB
Fiscal Year Ended March 31,	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2024	0.14	0.08	0.10	0.05
2023	0.17	0.09	0.136	0.07
2022	0.145	0.085	0.12	0.07
2021	0.13	0.03	0.09	0.02
2020	0.08	0.02	0.06	0.02
2019	0.14	0.04	0.11	0.03
2018	0.26	0.12	0.21	0.09

	TSX Venture Exchange		OTCQB
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4 2024	0.13	0.09	0.09	0.07
Q3 2024	0.11	0.08	0.08	0.05
Q2 2024	0.13	0.09	0.10	0.06
Q1 2024	0.14	0.11	0.10	0.08
Q4 2023	0.17	0.10	0.13	0.09
Q3 2023	0.17	0.12	0.14	0.08
Q2 2023	0.17	0.09	0.12	0.07
Q1 2023	0.12	0.09	0.10	0.07
Q4 2022	0.14	0.10	0.11	0.08
Q3 2022	0.14	0.10	0.11	0.08
Q2 2022	0.14	0.10	0.11	0.09
Q1 2022	0.14	0.11	0.16	0.09
Q4 2021	0.13	0.05	0.09	0.04
Q3 2021	0.08	0.05	0.06	0.04
Q2 2021	0.08	0.04	0.07	0.02
Q1 2021	0.04	0.03	0.03	0.02
Q4 2020	0.08	0.02	0.06	0.02
Q3 2020	0.06	0.03	0.04	0.02
Q2 2020	0.06	0.04	0.05	0.03
Q1 2020	0.07	0.04	0.05	0.03

	TSX Venture Exchange		OTCQB
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
July 2024 (to the date of this Annual Report)	0.15	0.13	0.12	0.10
June 2024	0.17	0.13	0.12	0.09
May 2024	0.17	0.14	0.13	0.11
April 2024	0.18	0.10	0.13	0.08
March 2024	0.12	0.10	0.09	0.08
February 2024	0.12	0.10	0.09	0.07
January 2024	0.13	0.09	0.09	0.07

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing on EDGAR, or at the offices of Amarc, Suite 1400 - 1040 West Georgia Street, Vancouver, B.C., V6E 4H1 or on request of Amarc at 604-684-6365, attention: Corporate Secretary. Copies of Amarc's financial statements and other continuous disclosure documents required under the BC Securities Act are available for viewing on the internet at www.sedarplus.ca.

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

C. INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc's liabilities consist of routine accounts payable, balance due to a related party, and a loan payable to a director of the Company. The loans bear fixed interest rates. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to note 9 of the accompanying audited annual financial statements for the year ended March 31, 2024.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of March 31, 2024.

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

ITEM 16 [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Scott D. Cousens (Chair), T. Barry Coughlan and Diane S. Nicolson. The board of directors has determined that Mr. Coughlan qualifies as a “financial expert” under the rules of the Securities and Exchange Commission, based on his education and experience. Messrs. Coughlan and Cousens are independent, as the term is defined in section 803 of the NYSE American Company Guide.

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

Services:		Year ended March 31, 2024	Year ended March 31, 2023
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$38,150[1]	$24,000
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

		Nil	Nil
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$38,150	$24,000

(1) Accrued.

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

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2024, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18 FINANCIAL STATEMENTS

The following are incorporated herein:

•	Report of the Company's independent registered public accountants, De Visser Gray LLP, dated July 16, 2024;
•	Statements of financial position as at March 31, 2024 and March 31, 2023;
•	Statements of loss for the years ended March 31, 2024, March 31, 2023, and March 31, 2022;
•	Statements of other comprehensive loss (income) for the years ended March 31, 2024, March 31, 2023, and March 31, 2022;
•	Statements of cash flows for the years ended March 31, 2024, March 31, 2023, and March 31, 2022;
•	Statements of changes in equity for the years ended March 31, 2024, March 31, 2023, and March 31, 2022; and
•	Notes to annual financial statements.

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

MARCH 31, 2024, 2023, and 2022

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Amarc Resources Ltd.,

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Amarc Resources Ltd. (‘the Company’), as of March 31, 2024 and 203, and the related statements of (income) loss, comprehensive income (loss), changes in equity and cash flows for each of the years in the three year period ended March 31, 2024, and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2024 and 2023 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt as to the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This issue also constitutes, from our perspective, a critical audit matter.

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the financial statements; and (ii) involved, on our part, especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating this critical audit matter, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern; (ii) determining based on all other evidence available to us whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

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

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 1995.

Vancouver, Canada

July 16, 2024

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

		March 31,	March 31,
		2024	2023
	Note	($)	($)

ASSETS

Current assets
Cash	3	9,007,042	5,131,510
Amounts receivable and other assets	6	216,124	218,351
Marketable securities	4	41,587	139,284
		9,264,753	5,489,145
Non-current assets
Restricted cash	5	534,828	539,834
Right-of-use asset	14	42,033	62,208
Total assets		9,841,614	6,091,187

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	1,128,808	1,180,863
Advanced contributions received	7(b,c)	5,132,721	4,124,349
Balances due to related parties	12	147,333	530,512
Flow through liability	10	769,231	-
Lease liability	14	23,443	20,696
		7,201,536	5,856,420

Non-current liabilities
Director's loan	9	784,947	648,005
Lease liability	14	28,764	52,207
Total liabilities		8,015,247	6,556,632

Shareholders' equity (deficiency)
Share capital	11	67,236,421	65,228,921
Reserves	11	4,617,658	4,289,896
Accumulated deficit		(70,027,712)	(69,984,262)
		1,826,367	(465,445)

Total liabilities and shareholders' equity		9,841,614	6,091,187

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

4 | Page

Amarc Resources Ltd.
Statements of Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares)

		Years ended March 31,
		2024	2023	2022
	Note	($)	($)	($)
Expenses
Exploration and evaluation	7	12,432,493	14,752,416	5,386,333
Assays and analysis		1,454,103	873,408	310,769
Drilling		1,056,492	4,814,692	980,248
Environmental		72,002	60,957	13,975
Equipment rental		376,252	623,236	-
Freight		77,699	454,102	79,043
Geological, including geophysical		3,846,587	1,751,825	1,074,970
Graphics		28,292	5,846	99,552
Helicopter and fuel		1,491,388	2,035,711	910,699
Property acquisition and assessments costs		211,879	141,538	56,699
Site activities		3,019,055	3,176,489	1,077,369
Socioeconomic		351,694	525,645	274,109
Technical data		97,123	80,005	393,561
Travel and accommodation		349,927	208,962	115,339

Administration		1,161,870	818,856	616,970
Legal, accounting and audit		109,830	36,854	96,897
Office and administration	13(b)	417,032	308,828	324,117
Rent		62,908	26,745	14,944
Shareholder communication		366,171	345,484	140,036
Travel and accommodation		135,138	63,233	9,758
Trust and regulatory		70,791	37,712	31,218

Equity-settled share-based compensation		425,460	264,260	123,578

Cost recoveries	7	(13,178,925)	(14,773,794)	(5,539,024)

		840,898	1,061,738	587,857
Other items
Finance income		(371,222)	(123,727)	(18,694)
Interest expense – director's loans	9	101,274	126,685	100,000
Other interest and finance charges		-	285	-
Accretion expense - office lease		7,360	9,620	10,438
Interest income		-	(15,101)	-
Other fee income	7	(696,248)	(1,154,570)	(409,486)
Amortization of right-of-use asset		20,175	20,176	18,493
Transaction cost – director's loans	9	136,942	102,554	74,642
Loss on sales of marketable securities		-	2,429	-
Foreign exchange loss		4,271	2,494	562
Net loss		43,450	32,583	363,812

Other comprehensive loss
Items that will not be reclassified subsequently to loss:
Change in value of marketable securities		97,698	167,890	715,125
Total other comprehensive loss		141,148	200,473	1,078,937

Basic and diluted loss per share		0.00	0.00	0.00

Weighted average number of common
shares outstanding		194,992,511	186,602,894	181,479,873

The accompanying notes are an integral part of these financial statements.

5 | Page

Amarc Resources Ltd.
Statements of Comprehensive (Loss)
(Expressed in Canadian Dollars)

	Years ended March 31,
	2024	2023	2022

Net (loss)	$(43,450)	$(32,583)	$(363,812)

Other comprehensive (loss):
Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	(97,698)	(167,890)	(715,125)
Total other comprehensive (loss)	(97,698)	(167,890)	(715,125)

Comprehensive (loss)	$(141,148)	$(200,473)	$(1,078,937)

The accompanying notes are an integral part of these financial statements.

6 | Page

Amarc Resources Ltd.
Statements of Changes in (Deficiency) Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total
	(#)	($)	($)	($)	($)	($)	($)
Balance at April 1, 2021	180,602,894	64,744,721	2,262,652	(612,677)	3,220,107	(69,587,867)	26,936
Net loss for the year	–	-	-	-	-	(363,812)	(363,812)
Other comprehensive loss for the year	–	-	-	(715,125)	-	-	(715,125)
Total comprehensive loss	–	-	-	(715,125)	-	(363,812)	(1,078,937)
Shares issued through exercise of warrants	6,000,000	484,200	-	-	(184,200)	-	300,000
Equity-settled share-based compensation	–	-	123,578	-	-	-	123,578
Balance at March 31, 2022	186,602,894	65,228,921	2,386,230	(1,327,802)	3,035,907	(69,951,679)	(628,423)

Balance at April 1, 2022	186,602,894	65,228,921	2,386,230	(1,327,802)	3,035,907	(69,951,679)	(628,423)
Net loss for the year	–	-	-	-	-	(32,583)	(32,583)
Other comprehensive loss for the year	–	-	-	(167,890)	-	-	(167,890)
Total comprehensive loss	–	-	-	(167,890)	-	(32,583)	(200,473)
Issuance of share purchase warrants	–	-	-	-	99,191	-	99,191
Equity-settled share-based compensation	–	-	264,260	-	-	-	264,260
Balance at March 31, 2023	186,602,894	65,228,921	2,650,490	(1,495,692)	3,135,098	(69,984,262)	(465,445)

Balance at April 1, 2023	186,602,894	65,228,921	2,650,490	(1,495,692)	3,135,098	(69,984,262)	(465,445)
Net loss for the year	–	-	-	-	-	(43,450)	(43,450)
Other comprehensive loss for the year	–	-	-	(97,698)	-	-	(97,698)
Total comprehensive loss	–	-	-	(97,698)	-	(43,450)	(141,148)
Issuance of common shares pursuant to property agreement	100,000	7,500	-	-	-	-	7,500
Issuance of common shares pursuant to a non-flow-through private placement	9,615,385	769,231	-	-	-	-	769,231
Issuance of common shares pursuant to a flow-through private placement	15,384,615	2,000,000	-	-	-	-	2,000,000
Flow-through share premium liability	–	(769,231)	-	-	-	-	(769,231)
Equity-settled share-based compensation	–	-	425,460	-	-	-	425,460
Balance at March 31, 2024	211,702,894	67,236,421	3,075,950	(1,593,390)	3,135,098	(70,027,712)	1,826,367

The accompanying notes are an integral part of these financial statements.

7 | Page

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

		Years ended March 31,
		2024	2023	2022
	Note	($)	($)	($)
Operating activities
Net (loss) for the year		(43,450)	(32,583)	(363,812)
Adjustments for:
Amortization of right-of-use asset	14	20,175	20,176	18,494
Equity-settled share-based compensation		425,460	264,260	123,578
Office lease accretion per IFRS 16	14	7,360	9,620	10,438
Office base rent recorded as lease reduction per IFRS 16	14	(28,056)	(26,745)	(21,288)
Property acquisition and assessments costs		7,500	-	-
Interest expense – director's loans	9	-	78,822	100,000
Loss on sales of marketable securities		-	2,429	-
Transaction cost – director's loans	9	136,942	102,554	74,642

Changes in working capital items
Amounts receivable and other assets		2,227	(169,534)	(1,437)
Restricted cash		5,006	(361,284)	(63)
Accounts payable and accrued liabilities		(52,056)	767,585	245,083
Advanced contributions received	7(b,c)	1,008,372	4,124,349	-
Balances due to related parties		(383,179)	27,250	(422,936)
Net cash provided by (used in) operating activities		1,106,301	4,806,899	(237,301)

Investing activities
Proceeds from disposition of mineral properties		-	1,690	-
Net cash provided by investing activities		-	1,690	-

Financing activities
Net proceeds from issuance of common shares pursuant to a private placement	11(a)	2,769,231	-	-
Net proceeds from issuance of common shares pursuant to exercise of share purchase warrants	11	-	-	300,000
Proceeds from director's loan		-	350,000	-
Repayment of director's loans		-	(350,000)	-
Interest paid on director's loans	9	-	(47,863)	-
Net cash provided by (used in) financing activities		2,769,231	(47,863)	300,000

Net increase in cash		3,875,532	4,760,726	62,699
Cash, beginning balance		5,131,510	370,784	308,085
Cash, ending balance		9,007,042	5,131,510	370,784

The accompanying notes are an integral part of these financial statements.

8 | Page

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

These financial statements as at and for the year ended March 31, 2024 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2024 , the Company had cash of $9,007,042, working capital of $2,063,217, and an accumulated deficit of $70,027,712.

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

2. MATERIAL ACCOUNTING POLICY INFORMATION

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting year ended March 31, 2024.

The Board of Directors of the Company authorized these Financial Statements for issuance on July 16, 2024.

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

9 | Page

(c) Significant accounting estimates and judgements

The preparation of the Financial Statements in conformity with IFRS requires management to make judgements, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

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

10 | Page

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

11 | Page

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

As at March 31, 2024, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2024.

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

12 | Page

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

13 | Page

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

14 | Page

3. CASH

The Company’s cash is invested in business accounts, which are available on demand by the Company.

4. MARKETABLE SECURITIES

As at March 31, 2024, the fair value of its current holdings was $41,587 (March 31, 2023 - $139,284) and during the year ended March 31, 2024 there was a negative change of fair value adjustment of $97,698 (March 31, 2023 – $167,890). The marketable securities include 550,000 units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on the TSX Venture Exchange.

As at March 31, 2024 , the Company held the following marketable securities:

	Shares/Warrants Held	Cost	Fair Value	Fair Value Increase(Decrease)
Company	(#)	($)	($)	($)
Carlyle Commodities Corp - Shares	550,000	907,500	24,750	(882,750)
Carlyle Commodities Corp - Warrants	550,000	727,000	3,000	(724,000)
Other	1,678,839	14,237	13,837	(400)
Total	2,778,839	1,648,737	41,587	(1,607,150)

5. RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

6. AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31, 2024	March 31, 2023
	($)	($)
Sales tax refundable	158,223	199,184
Prepaid	57,901	19,167
	216,124	218,351

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

15 | Page

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

In October 2018, Amarc acquired a 100% interest in Cascadero’s 49% interest in the PINE Property by completing total cash payments of $1 million and issuing 5,277,778 common shares.

In December 2019, the Company amended the GFTEC Agreement to purchase GFTEC’s 51% interest in the PINE Property. Under the terms of the amendment Amarc purchased outright GFTEC’s 51% interest in the PINE Property by issuing to GFTEC 5,000,000 common shares of the Company. As such, Amarc now holds a 100% interest in the PINE Property mineral claims.

The PINE Property is subject to a 3% underlying NSR royalty payable (“Underlying NSR”) to a former owner. The Company reached an agreement with the former owner to cap the 3% NSR royalty at $5 million payable from production for consideration totaling $100,000 and 300,000 common shares payable in stages through to January 31, 2019 (completed).

GFTEC retains a 2.5% net profits interest (“NPI”) royalty on mineral claims comprising approximately 96% of the PINE Property, which are subject to the Underlying NSR and a 1% NSR royalty on the balance of the claims that are not subject to the Underlying NSR. The NPI royalty can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.5% through the payment to GFTEC of $2.5 million in cash or shares.

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property, located internal to the wider JOY District mineral tenure. The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $500,000.

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

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% interest, for an aggregate 70% interest by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

16 | Page

The Company initially records the amounts of contributions received or receivable from Freeport pursuant to the Agreement as a liability (advanced contributions received) in the statements of financial position, and subsequently reallocates amounts as cost recoveries in the statements of (income) loss as the Company incurs the related expenditures. During the year ended March 31, 2024, the Company recorded advanced contributions balance of $1,187,195.

During the year ended March 31, 2024, the Company recorded a gross amount of cost recovery of $4,257,245 offsetting the expenditures incurred pursuant to the Agreement.

During the year ended March 31, 2024, the Company earned a fee of $85,000 as the project operator.

(c) DUKE District

The DUKE District is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (Note 12(c)) to purchase a 100% interest in the DUKE Property mineral claims (a subset of the DUKE District mineral tenure) for the reimbursement of the vendor’s direct acquisition costs of $168,996.

DUKE District Agreement with Boliden

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

The Company initially records the amounts of contributions received or receivable from Boliden pursuant to the Agreement as a liability (advanced contributions received) in the statements of financial position, and subsequently recognizes amounts as cost recoveries in the statements of (income) loss as the Company incurs the related expenditures. During the year ended March 31, 2024, the Company recorded advanced contributions balance of $3,945,526.

During the year ended March 31, 2024, the Company recorded a gross amount of cost recovery of $7,844,221 offsetting the expenditures incurred pursuant to the Agreement.

During the year ended March 31, 2024, the Company earned a fee of $611,248 as the project operator.

DUKE District Capped Royalty

Amarc holds 100% interest in the 722 km2 DUKE District which is largely free of any underlying royalty.

On July 7, 2023, the Company entered into a mineral property option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property, subject to a 2% NSR royalty in the event of commercial production on the property, payable until $10 million has been paid after which the NSR shall cease. To acquire the property, the Company must issue 200,000 common shares and make annual cash payments of $5,000 to the optionor plus funding an annual scholarship for Indigenous students for a period of 10 years in the amount of $20,000 per year.

17 | Page

(d) Other property transactions

On December 16, 2020 (the “Closing Date”), the Company closed the sale of its Newton Property, located in south-central BC, to Isaac Mining Corp. (“IMC”), an arms-length private company and a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”). Pursuant to this sale, the Company received $300,000 in cash from IMC and 550,000 post-consolidated common shares and 550,000 post consolidated warrants of Carlyle as consideration, exercisable at $5 per post-consolidated warrant until December 8, 2025. The 550,000 post-consolidated common shares were measured at $907,500 based on the fair market value of $1.65 per post-consolidated share on the Closing Date. The 550,000 post-consolidated warrants were measured at $727,000 using the Black-Scholes option pricing model with the following assumptions: risk free-interest rate – 0.38%; dividend yield – 0.00%; expected volatility – 139.0%; expected life – 4.98 years.

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

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2024	March 31, 2023
	($)	($)
Accounts payable	842,821	944,393
Accrued liabilities	285,987	236,470
Total	1,128,808	1,180,863

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

On June 15, 2022, the Company obtained an additional short-term loan (the “Short-term Loan”) of $250,000 with an interest rate of 12% per annum from the Lender.

In January 2023, the Company repaid the Additional Loan and Short-term Loan, including accrued interest accrued to the date of repayment.

18 | Page

The change in the Loan balance is as follows:

		Year ended	Year ended
		March 31, 2024	March 31, 2023
		($)	($)
Opening balance		648,005	644,642
Principal advances		-	350,000
Principal repayment		-	(350,000)
Transaction costs		-	(99,191)
Amortization of transaction costs		136,942	102,554
Closing balance		784,947	648,005

		Year ended	Year ended
		March 31, 2024	March 31, 2023
		($)	($)
Non-current portion		784,947	648,005
Total		784,947	648,005

Finance expenses	Years ended March 31,
	2024	2023	2022
	($)	($)	($)
Interest on loan	101,274	126,685	100,000
Amortization of transaction costs	136,942	102,554	74,642
Total	238,216	229,239	174,642

10. FLOW THROUGH LIABILITY

During the year ended March 31, 2024 , the Company issued 15,384,615 flow-through shares at a price of $0.13 per share for gross proceeds of $2,000,000 (the “Financing”) and recognized a flow-through premium liability of $769,231 based on the difference between the flow-through share price and the non-flow-through share price in the concurrent offering. During the year ended March 31, 2024 , the Company did not incur qualifying exploration expenses, subsequent to the Financing. The flow-through premium liability outstanding relating to these flow-through shares is $769,231 as at March 31, 2024.

11. SHARE CAPITAL AND RESERVES

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

On September 8, 2023, 100,000 common shares were issued pursuant to a property agreement at $0.075 per share.

On December 1, 2023, 15,384,615 flow-through shares were issued pursuant to a flow-through private placement at a price of $0.13 each, totaling $2,000,000.

On December 1, 2023, 9,615,385 non-flow-through shares were issued pursuant to a non-flow-through private placement at a price of $0.08 each, totaling $769,231.

19 | Page

As at March 31, 2024, the amount of flow-through proceeds remaining to be expended is approximately $2,383,000 (March 31, 2023 - $383,000).

The BCMETC cannot be claimed by the Company on mineral exploration expenses related to meeting expenditure commitments pursuant to the issue of flow-through shares; however, the BCMETC itself, once received, may be used for any purpose.

As at March 31, 2024, there were 211,702,894 (March 31, 2023 – 186,602,894) Common Shares issued and outstanding.

(b) Share purchase options

On March 9, 2022, the Company granted 3,480,000 incentive stock options to certain associates to acquire an aggregate of 3,480,000 common shares at $0.12 per share, for a period of three to five years, of which approximately 50% are being granted to insiders (Note 12(a)). All of the options are subject to the required TSX Venture Exchange acceptance and customary vesting provisions over 24 months. The fair value of these options at issue was determined to be $366,912 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.65%; expected volatility of 139%; underlying market price of $0.12; strike price of $0.12; expiry term of 3 - 5 years; and dividend yield of nil.

On July 8, 2022, the Company entered into an Investor Relations Agreement (the “Agreement”) with Kin Communications Inc. (“Kin”). Pursuant to the Agreement, the Company granted Kin 1,000,000 stock options entitling Kin to purchase 1,000,000 common shares of the Company at a price of $0.11 per share for a period of five years. These options vest in four instalments of 25% each instalment, with the first instalment vesting 90 days after the effective date of the Agreement. The fair value of these options was determined at $88,486 using the Black-Scholes pricing model based on the following assumptions: risk-free rate of 3.21%; expected volatility of 139%; underlying market price of $0.10; strike price of $0.11; expiry term of 5 years; and dividend yield of nil.

On April 11, 2023, the Company granted 520,000 incentive stock options to certain associates to acquire an aggregate of 520,000 common shares at $0.125 per share, for a period of three years, of which 200,000 options were granted to insiders (Note 12(a)). All of the options are subject to the required TSX Venture Exchange acceptance and customary vesting provisions over 24 months. The fair value of these options at issue was determined to be $49,647 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 3.56%; expected volatility of 123%; underlying market price of $0.13; strike price of $0.125; expiry term of 3 years; and dividend yield of nil.

On March 22, 2024 the Company granted 6,410,000 incentive stock options to certain associates to acquire an aggregate of 6,410,000 common shares at $0.105 per share, for a period of three to five years, of which 5,500,000 options were granted to insiders (Note 12(a)). All of the options are subject to the required TSX Venture Exchange acceptance and customary vesting provisions over 24 months. The fair value of these options at issue was determined to be $589,109 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 3.48%; expected volatility of 95% for options with three year expiry term and 131% for options with five year expiry term; underlying market price of $0.11; strike price of $0.105; and dividend yield of nil.

The following summarizes changes in the Company’s share purchase options:

	March 31, 2024		March 31, 2023
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Beginning balance	0.100	6,480,000	0.090	5,480,000
Granted	0.107	6,930,000	0.110	1,000,000
Ending balance	0.102	13,410,000	0.100	6,480,000

20 | Page

The following summarizes information on the options outstanding and exercisable as at March 31, 2024:

		Weighted Average
		Remaining Contractual	Number of Options	Number of Options
Exercise price	Expiry date	Life (periods)	Outstanding	Exercisable

$0.05	4-Oct-24	0.51	2,000,000	2,000,000
$0.12	9-Mar-25	0.94	2,580,000	1,719,998
$0.12	9-Mar-27	2.94	900,000	700,000
$0.11	8-Jul-27	3.27	1,000,000	1,000,000
$0.125	11-Apr-26	2.03	520,000	173,333
$0.105	22-Mar-29	4.98	5,500,000	2,750,000
$0.105	22-Mar-27	2.98	910,000	705,000
		3.02	13,410,000	9,048,331

(c) Share purchase warrants

The following common summarizes changes in the Company’s share purchase warrants:

	March 31, 2024		March 31, 2023
	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants
Beginning balance	0.06	6,176,470	0.05	5,000,000
Granted pursuant to the Loan (Note 9)	-	-	0.085	1,176,470
Granted pursuant to a private placement	0.08	4,807,693		–
Ending balance	0.07	10,984,163	0.10	6,176,470

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

(ii) 2022 loan bonus warrants

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

(iii) 2023 non-flow-through warrants

In December 2023, 4,807,693 share purchase warrants were issued pursuant to a non-flow-through private placement. The share purchase warrants have a strike price of $0.08, an expiry term of 5 years, and are subject to a blocker term that prohibits exercise of the warrants to the extent the holder would as a result of any exercise exceed 19.99% of the issued shares.

12. RELATED PARTY TRANSACTIONS

	March 31, 2024	March 31, 2023
Balances due to related parties	($)	($)
Hunter Dickinson Services Inc.	134,251	327,348
Robert Dickinson (interest payable)	-	190,082
United Mineral Services Ltd.	7,586	7,586
Thomas Wilson (CFO fees)	5,496	5,496
Total	147,333	530,512

21 | Page

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

During the year ended March 31, 2024 and 2023, the Company’s President, Chief Executive Officer and Director and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (Note 12(b)).

During the year ended March 31, 2024, the Company recorded share-based compensation expense of $316,771 (March 31, 2023 - $94,373) in relation to 7,450,000 (March 31, 2023 – 1,750,000) stock options issued to directors and officers of the Company in the prior year (Note 11 (b)).

During the year ended March 31, 2024, the Company incurred fees totaling $62,810 (2023 -$49,149) in respect of services provided by the Chief Financial Officer.

On March 11, 2024, the Company announced the resignation of the VP Exploration and the appointment of a successor VP Exploration.

During the year ended March 31, 2024, the Company incurred fees totaling $12,179 (2023 - nil) in respect of geological services provided by the VP Exploration.

During the year ended March 31, 2024, the Company incurred fees totaling $211,137 (2023 - $208,648) in respect of geological services provided by the former-VP Exploration.

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

22 | Page

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Years ended March 31,
	2024	2023	2023
(rounded to the nearest thousand CAD)	($)	($)	($)
Services received from HDSI and as requested by the Company	1,278,000	993,000	765,000
Information technology – infrastructure and support services	62,000	60,000	67,000
Office rent	45,000	41,000	33,000
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	329,000	193,000	136,000
Total	1,714,000	1,287,000	1,001,000

(c) United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. During the year ended March 31, 2024, the Company incurred fees of $8,563 (2023 - $3,370) in respect of geological services provided by UMS.

13. SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF LOSS

(a) Salaries, fees and benefits

Salaries, fees and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Years ended March 31,
	2024	2023	2022
Salaries, fees and benefits(1)	($)	($)	($)
Exploration and evaluation expenses	6,777,000	7,130,000	2,391,000
Administration expenses(2)	347,000	245,000	194,000
	7,124,000	7,375,000	2,585,000

(1)	rounded to the nearest thousand dollar
(2)	includes salaries and benefits included in office and administration expenses (Note 13(b)) and other salaries and benefits expenses classified as administration expenses

(b) Office and administration expenses

Office and administration expenses include the following:

	Years ended March 31,
	2024(1)	2023(1)	2022(1)
	($)	($)	($)
Salaries and Benefits	340,000	245,000	245,000
Data processing and retention	21,000	14,000	17,000
Insurance	26,000	34,000	30,000
Other office expenses	30,000	16,000	32,000
	417,000	309,000	324,000

(1) rounded to the nearest thousand dollar

14. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026.

23 | Page

Right-of-use asset

A summary of the changes in the right-of-use asset for the year ended March 31, 2024 and the year ended March 31, 2024 are as follows:

Right-of-use-asset	($)
Balance at March 31, 2022	82,384
Amortization	(20,176)
Balance at March 31, 2023	62,208
Amortization	(20,175)
Balance at March 31, 2024	42,033

Lease liability

On May 1, 2021, the Company entered into the lease agreement, which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the year ended March 31, 2024 and the year ended March 31, 2023 are as follows:

Lease liability	($)
Balance at March 31, 2022	90,028
Lease payment – base rent portion	(26,745)
Lease liability – accretion expense	9,620
Balance as at Mach 31, 2023	72,903
Current portion	20,696
Long-term portion	52,207

Lease liability	($)
Balance at March 31, 2023	72,903
Lease payment – base rent portion	(28,056)
Lease liability – accretion expense	7,360
Balance at March 31, 2024	52,207
Current portion	23,443
Long-term portion	28,764

The following is a schedule of the Company’s future lease payments (base rent portion) under the lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2025 (April 1, 2024 to March 31, 2025)	28,165
Fiscal 2026 (April 1, 2025 to March 31, 2026)	28,165
Fiscal 2027 (April 1, 2026 to April 29, 2027) (Note 6)	2,347
Total undiscounted lease payments	58,677
Less: imputed interest	(6,470)
Lease liability as at March 31, 2024	52,207

15. FINANCIAL RISK MANAGEMENT

(a) Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

24 | Page

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

There were no changes to the Company’s approach to capital management during the year ended March 31, 2024.

(b) Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value based on quoted prices in active markets.

As at March 31, 2024 and March 31, 2023, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

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

As at March 31, 2024 and 2023, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

25 | Page

As at March 31, 2024 and 2023, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

16. INCOME TAXES

(a) Provision for current tax

No provision has been made for current income taxes as the Company has no taxable income.

(b) Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

At March 31, 2024, the Company has unused non-capital loss carry forwards of approximately $9,600,000 (March 31, 2023 - $10.4 million; March 31, 2022 - $10.7 million).

At March 31, 2023, the Company has resource tax pools of approximately $31,200,000 (March 31, 2023 - $31.1 million; March 31, 2022 - $31 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

(c) Reconciliation of effective tax rate

	March 31,	March 31,
	2024	2023

Net income (loss) for the year	(43,450)	(32,583)
Total income tax expense	-	-
Net income (loss) excluding income tax	(43,450)	(32,583)

Income tax expense (recovery) using the Company's tax rate	(12,000)	(9,000)
Non-deductible expenses and other	154,000	142,000
Change in deferred tax rates	-	-
Temporary difference booked to reserve	(13,000)	(23,000)
Deferred income tax assets not recognized	(129,000)	(110,000)
	–	–

The Company’s statutory tax rate was 27% (2023 – 27%; 2022 – 27%) and its effective tax rate is nil (2023 – nil; 2022 – nil).

(d) Deductible temporary differences

At March 31, 2024, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

Expiry	Tax Losses (Capital)	Tax Losses (Non-Capital)	Resource Pools	Other
Within one year	-	-	-	-
One to five years	-	-	-	-
After five years	-	9,647,000	-	1,011,000
No expiry date	2,165,000	-	31,250,000	77,000
	2,165,000	9,647,000	31,250,000	1,088,000

26 | Page

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit
1.1	Articles of Amarc Resources Ltd., as amended (1)
4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004, as amended. (2)
4.1	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008 as superseded by the Services Agreement dated July 2, 2010. (2)
11.1	Code of Ethics (2)

(1)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.

(2)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference February 6, 2024, as amended

- 81 -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Thomas Wilson

Chief Financial Officer
DATED: July 31, 2024

- 82 -