Form 20-F
period 2025-03-31
AMARC RESOURCES LTD
filed 2025-07-28
CIK 1175596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

224,194,032 common shares as of March 31, 2025

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

Except as noted, the information set forth in this Annual Report is as of July 24, 2025 and all information included in this document should only be considered correct as of such date.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Amarc extracted from the Company’s audited financial statements for the fiscal year ended March 31, 2025 and related fiscal years.  The data should be read in conjunction with the Company’s audited financial statements included as Item 18 in this Annual Report.

The following table is derived from the financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) effective for each of the Company’s fiscal year presented.

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2025	2024	2023	2022	2021
Total assets	$1,880	$9,842	$6,091	$991	$1,560
Total liabilities	2,690	8,015	6,556	1,620	1,533
Working capital surplus (deficit)	(1,344)	2,063	(367)	(172)	418
Share capital	68,864	67,236	65,229	65,229	64,745
Reserves	4,267	4,618	4,289	4,094	4,870
Accumulated deficit	(73,940)	(70,027)	(69,984)	(69,952)	(69,588)
Net assets (liabilities)	(809)	1,826	(465)	(628)	27
Shareholders’ equity (deficiency)	(809)	1,826	(465)	(628)	27

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2025	2024	2023	2022	2021
Interest and other income	$(321)	$(371)	$(139)	$(19)	$(27)
General and administrative expenses	1,597	1,162	819	617	630
Exploration expenditures	22,575	12,432	14,752	5,386	1,396
Cost recoveries	(18,921)	(13,179)	(14,774)	(5,539)	(1,351)
Share-based payments	351	425	264	124	18
Other	(1,368)	(426)	(890)	(205)	168
Gain on sale of mineral property	–	–	–	–	(1,935)
Property option proceeds	–	–	–	–	(260)
Net income (loss) for the year	(3,913)	(43)	(32)	(364)	1,361
Other comprehensive income (loss)	(19)	(98)	(168)	(715)	(626)
Total comprehensive income (loss)	$(3,932)	$(141)	$(200)	$(1,079)	$734

Basic and diluted net earnings (loss) per share	$0.02	$(0.00)	$(0.00)	$(0.01)	$0.01
Weighted average number of common shares outstanding	216,724,808	194,992,511	186,602,894	181,479,873	178,666,081

Currency and Exchange Rates

As of the date of this Annual Report, the average rate of exchange of the Canadian Dollar was US$1.00 = Canadian $1.37.  Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31 (Canadian Dollar per U.S. Dollar)
	2025	2024	2023	2022	2021
End of period	$1.4376	$1.3536	$1.3533	$1.2655	$1.2575
Average for the period	$1.3913	$1.3483	$1.3230	$1.2536	$1.3219
High for the period	$1.4603	$1.3891	$1.3856	$1.2942	$1.4217
Low for the period	$1.3460	$1.3091	$1.2451	$1.2040	$1.2455

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2025 (to the date of this Annual Report)	$1.3710	$1.3575
June 2025	$1.3758	$1.3558
May 2025	$1.3998	$1.3707
April 2025	$1.4348	$1.3812
March 2025	$1.4489	$1.4268
February 2025	$1.4603	$1.4166

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

The Company has limited working capital as at the current reporting date.  Further exploration on, and development of, the Company’s projects will require resources to be delineated and additional funding.  The Company currently does not have sufficient funds to fully develop its projects.

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

B. BUSINESS OVERVIEW

The following information is compiled from Company files. All referenced news releases are filed as 6K reports on EDGAR (www.sec.gov).  The technical work has been completed under the supervision of qualified person(s).   The disclosure has been reviewed by Mark Rebagliati, P.Eng., who is a qualified person. Mr. Rebagliati is Technical Advisor – Consultant to the Company.

Amarc is focused on advancing its district-scale JOY, DUKE and IKE porphyry Cu±Au±Mo±Ag deposit projects (the “JOY District”, the “DUKE District” and the “IKE District”) in northern, central and southern BC, respectively.  Each of Amarc’s three districts is situated in proximity to industrial infrastructure – including power, highways and rail.

Figure 1

Figure 1 shows the location of the Amarc’s three projects in BC in respect to operating and past producing mines, and advanced stage exploration projects held by other operators and focused on porphyry Cu deposits.

Note: Only the JOY, DUKE and IKE Districts denoted on the map with a “star” are owned by Amarc.

Amarc is the 100% owner of the DUKE and IKE Districts. Amarc holds 40% interest and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) holds 60% interest in the JOY District. Amarc is manager at JOY and operator at DUKE and IKE.

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

The Company has received from the BC Ministry of Energy, Mines & Low Carbon Innovation (now BC Ministry of Mines and Critical Minerals) all required permits for its completed and ongoing exploration activities, which include routine exploration permits for both drilling and Induced Polarization (“IP”) ground geophysical surveys.

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

____________

1 Crown Grants are an old form of tenure that are small in area and on which certain mineral rights are granted. An annual rental is paid on the crown grants.

The JOY District is in the Toodoggone region of north-central BC, adjacent to the north of the prolific Kemess porphyry Cu-Au district (the “Kemess District”). The JOY claims are located approximately 20 km north of the former Kemess South Mine, the government-approved Kemess Underground project and the Kemess East deposit, held by Centerra Gold. Drilling by Amarc in 2024 discovered a significant new porphyry Cu-Au-Ag deposit at JOY called AuRORA as well as making a second discovery of important mineralization at the Twins Cu-Au deposit target.  The JOY District also hosts the open-ended PINE porphyry Cu-Au deposit (the “PINE Deposit”), the Canyon deposit target discovery made in 2022 and a pipeline of other porphyry Cu-Au targets.

The Amarc exploration team completed 15,427 m of helicopter-supported drilling at JOY in 2022, which together with geophysics surveys identified several mineralized trends across the JOY District indicating the potential for clustered porphyry deposits that remain to be fully explored. In addition, the mineralization at the PINE Deposit was expanded over 1,700 m, substantial new porphyry Cu-Au mineralization was discovered at the largely overburden covered Canyon deposit target; and widely spaced initial scout drilling of the Twins sulphide system encountered widespread porphyry Cu-Au mineralization, highlighting significant exploration potential.

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

Amarc completed a drilling-focused program in 2024. Some 16,883 m of core was drilled in 40 drill holes at seven targets; this work led to the AuRORA Deposit discovery and a second discovery at Twins, as well as expansion of the PINE Deposit and the Canyon Discovery.

In May 2025, Freeport, which has been fully funding work programs at JOY since 2021, provided notice under the Mineral Property Earn-In Agreement (the “JOY Agreement”, see further details under JOY District – Agreement with Freeport) that it had invested $35 million, under an accelerated time frame, and earned an initial 60% interest in the JOY District (Amarc May 29, 2025 release). Amarc also announced that planning in collaboration with Freeport, ahead of a significant 2025 drill program, was well advanced with drilling to be focused on the AuRORA Deposit, the PINE Deposit and the Twins and Canyon Discoveries as well as several high potential and drill-ready Cu-Au Deposit Targets across the JOY District. In July 2025, the Company reported that significant drilling under an approved $10 million program had commenced (Amarc July 16, 2025 release). The Company has the required drill and IP permits in hand for the work programs.

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

Amarc has entered into a funding agreement on the DUKE District with Boliden Mineral Canada Ltd. (“Boliden”), a wholly owned subsidiary of the Boliden Group in 2022 (Amarc November 22, 2022 release). Boliden has invested $20 million to the end of 2024 and will invest an additional $10 million in 2025 (Amarc December 17, 2024 release).

Amarc initiated delineation drilling at the DUKE Deposit in 2017-2018 and in late 2022 completing 11,086 m between early December 2022 and mid-March 2023. This drilling increased the size of the DUKE Deposit porphyry Cu–Mo-Au-Ag system, and also Amarc’s understanding of the controls on mineralization in the DUKE District. In May 2023, Amarc remobilized its exploration team to commence extensive airborne and ground exploration surveys designed to assess 16 prioritized porphyry Cu-Au targets across the DUKE District.  These surveys defined the highest priority targets for 2024 drill testing, which include the Svea deposit target that shares many attributes with some of the premier deposits and occurrences within the Babine Cu-Au Region.

A two-phase drilling program was completed in 2024. The winter drilling phase focused on the DUKE Deposit and the surrounding 4.7 km2 DUKE Target.  In June 2024, drilling recommenced at site focused on DUKE District targets, beginning with the SVEA Cu-Au Deposit Target and the new JO porphyry Cu-Au mineral occurrence discovery. The program included drilling and ground and airborne geophysical surveys. The 2025 program has commenced  and will focus on testing Cu-Au targets across the DUKE District (Amarc July 2, 2025 release). The Company has the required drill and IP permits in hand for the work program.

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

The 2024 program focused on the potential of the historical Empress Cu-Au Deposit, where drilling by previous companies of the replacement style mineralization encountered encouraging Cu and Au grades.  Amarc invested approximately $2.9 million on the 2024 program. Key results are provided under IKE District – Recent Work – 2024 Program, with further details in the Company’s May 14, 2025 release.

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

Figure 2

Property Description

Amarc owns 40% interest in and is the manager of the JOY District.  The project, as shown in Figure 3, comprises (1) the JOY, PINE and Paula properties acquired from other companies (as described below), and claims staked by Amarc totaling 125 mineral claims, covering an area of 54,332 hectares (134,257 acres) with an expiry date of January 1, 2036; and (2) properties held under option agreements with other companies. The latter properties include 22 mineral claims (44.5 hectares/109.96 acres; expiry date May 2028) comprising the Brenda Property held under option by Amarc (see Brenda Property Option below) from Canasil Resources Inc., and a portion (42.34 hectares/104.62 acres) of the mineral claims (expiry dates of November 2032, and February and November 2034) comprising the PIL Property held under option by Freeport from Finlay Minerals Ltd., which lie within the area of interest as defined by the JOY Agreement (see further details under PIL Property below).

Figure 3

HDIAMARC
AMARC Resources Ltd.
JOY/Brenda Property
and PIL Property
Mineral Claims
Legend
JOY Project Mineral Claims
Brenda Project Mineral Claim
PIL Mineral Claims
0
5
Kilometers
1:165,000
NAD83 UTM Zone 9N
Map Date: 2025/07/15
Created For 8.5x11" Paper
Image Capture
Microsoft Corp Earthstar Geographics
2023/07/13

On November 21, 2017, Amarc acquired 100% interest in the 7,200 hectare JOY property from United Minerals Services Ltd., a private vendor. The JOY property is subject to an underlying NSR royalty from production to a former owner, which is capped at $3.5 million.

On August 29, 2017, Amarc announced that it had concluded option agreements with each of Gold Fields Toodoggone Exploration Corporation (“Gold Fields”) and Cascadero Copper Corporation (“Cascadero”), which at that time held the PINE property in a 51%:49% joint venture that enabled Amarc to purchase 100% of the property. On December 31, 2018, Amarc completed the purchase of Cascadero’s 49% interest in the PINE Property.  Further on December 9, 2019, Amarc announced that it had reached an agreement with Gold Fields to amend the option agreement between the parties and purchased outright the remaining 51% of the PINE property from Gold Fields.

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

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% in the mineral claims comprising the JOY District, plus other rights and interests (for a total 70% interest) by sole funding a further $75 million within the following five years.  In May 2025, Amarc announced that Freeport had provided notice under the Mineral Property Earn-In Agreement that it had invested $35 million, under an accelerated time frame, and earned an initial 60% interest in the JOY District. The 2025 program of $10 million is subject to Freeport electing to proceed to fund an additional $75 million in exploration and development programs under Stage 2 of the Agreement, which election is anticipated by Amarc to be made during the third quarter of 2025 (Amarc May 29, 2025 release). At Freeport’s request, Amarc has agreed to continue managing all aspects of the exploration work programs. The approved 2025 program has commenced (Amarc July 16, 2025 release).

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

Brenda Property Option

In February 2025, Amarc announced that it signed a mineral property option agreement with Canasil Resources Inc. (“Canasil”) pursuant to which Amarc can acquire 100% interest in 22 mineral claims (44.5 hectares) that are located adjacent to its JOY tenure and immediately to the east of its AuRORA Cu-Au-Ag discovery (Amarc February 11, 2025 release).

The terms of the 5-year option to acquire 100% of the Brenda Property require annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. The claims are subject to a 2% net smelter returns royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations and $10 million after commencement of mining.  In July 2025, Amarc announced that Freeport had exercised its right to have the entire Brenda tenure included in the JOY Agreement (Amarc July 16, 2025 release).

PIL Property

In the same July 16, 2025 release, Amarc announced it has exercised its right to have approximately 32% of the total mineral claims area of Freeport’s option to acquire 80% of the PIL Property (see Finlay Minerals Ltd. (“Finlay”) (TSXV:FYL) release April 17, 2025) brought into the JOY District. The PIL Property is located adjacent and to the northwest of the original JOY District tenure.

Approximately 32% (42.34 hectares) of the PIL mineral claims area lies within the area of common interest under the JOY Agreement. Freeport is responsible for making any expenditures to fund the exercise of the PIL option with Finlay, and expenditures incurred within the Amarc area of common interest only will count towards Freeport’s anticipated election to spend $75 million under Stage 2 of the JOY Agreement with Amarc. If Freeport fulfills its obligation to acquire 80% of the PIL Property, Amarc will have a maximum interest of 24% in the PIL mineral claims within the area of common interest.

Project Highlights

Pine Deposit: The PINE Deposit within the JOY District has seen several phases of historical exploration and drilling. Work by Amarc prior to 2021 identified significant expansion potential at both the PINE Deposit and the MEX deposit target requiring drill testing; and defined seven other large (approximately 1 to 5 km2), high potential porphyry Cu-Au exploration target areas with multiple targets either drill-ready, or which could be rapidly brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was initially achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets, including results from soil geochemical sample grids, airborne magnetics and IP geophysical surveys, geological and alteration mapping and historical drilling.

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

Three long core holes (up to 701 m in length) (Amarc March 7, 2022 release) in the PINE Deposit intercepted significant mineralization over a strike length of 1,100 m and to a vertical depth of at least 550 m. These drill holes intercepted some of the highest grade of Cu-Au mineralization over the longest intervals that had been encountered to date at the PINE Deposit. Highlights from the 2021 PINE drilling include:

•	101.90 m of 0.56% CuEQ[2] (0.23% Cu, 0.57 g/t Au and 2.4 g/t Ag) (JP21007)
•	29.00 m of 0.46% CuEQ (0.20% Cu, 0.44 g/t Au and 2.1 g/t Ag) (JP21007)
•	66.60 m of 0.40% CuEQ (0.21% Cu, 0.32 g/t Au and 1.5 g/t Ag) (JP21008)
•	244.10 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag) (JP21009)
•	135.00 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag) (JP21009)

Most of the historical core holes drilled at PINE had been collared within a restricted 900 x 600 m area. Reinterpretation of the 60+ mainly short (80% extend to <200 m vertical depth) and largely widely spaced historical drill holes and Amarc’s 2021 holes show good potential to expand the PINE Deposit internally (between the widely spaced drill holes), laterally (beyond the footprint of current drilling) and to depth.

The 2021 work at PINE also indicated significant potential for the discovery of other centres of porphyry Cu-Au mineralization within the area of the overall PINE mineralized system. Amarc’s hole JP21009, located 500 m northeast of the PINE Deposit, returned 244.1 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag), including 135 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag), indicating high potential to the northeast (Amarc March 7, 2022 release). Historical drilling also indicates significant potential to the southwest of the PINE Deposit. For example, the historical hole located furthest away to the southwest but within the current known limits of the PINE system (PIN09-04) returned 105 m at 0.17% CuEQ (0.08% Cu, 0.15 g/t Au and 1.1 g/t Ag).

In 2022, Amarc completed 37 core holes (15,427 m) that expanded the PINE Deposit to over a 1,700 m strike length, discovered new porphyry Cu-Au mineralization at the 5 km2 Canyon deposit target, and further defined additional deposit-scale porphyry systems requiring exploration drilling.

Highlights from 2022 PINE Deposit Drilling include:

•	204 m of 0.42% CuEQ (0.18% Cu, 0.41 g/t Au and 2.3 g/t Ag) (JP22010)
•	105 m of 0.40% CuEQ (0.13% Cu, 0.47 g/t Au and 1.8 g/t Ag) (JP22013)
•	107 m of 0.31% CuEQ (0.09% Cu, 0.37 g/t Au and 1.2 g/t Ag) (JP22015)
•	179 m of 0.32% CuEQ (0.11% Cu, 0.36 g/t Au and 1.2 g/t Ag) (JP22017)

In addition to extending the PINE Deposit to 1,700 m, outboard, wider spaced and mainly historical drilling indicating the potential to expand this footprint to over 2,600 m. Drilling also highlighted the favorable geometry of the PINE Deposit: most of the known mineralization occurs from surface to 300 m depth, and locally extends to 550 m depth. Additionally, the PINE Deposit and its expansion potential is hosted within a larger 6 km2 mineralized system, which remains to be fully explored (Amarc March 2, 2023 release), and other centers of higher Cu-Au grade began to emerge along the PINE Deposit trend. For example, in the northeastern area of this trend intersected significant porphyry mineralization over 600 m of strike length, including:

•	63 m of 0.44% CuEQ (0.14% Cu, 0.52 g/t Au, 1.2 g/t Ag), within 179 m of 0.32% CuEQ (0.11% Cu, 0.36 g/t Au, 1.2 g/t Ag in JP22017)
•	57 m of 0.40% CuEQ (0.10% Cu, 0.53 g/t Au, 1.3 g/t Ag), within 107 m of 0.31% CuEQ (0.09% Cu, 0.37 g/t Au, 1.2 g/t Ag in JP22015)
•	135 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag), within 244 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag in JP21009 completed in 2021)

Other JOY District Targets: The JOY District also hosts other targets (including Canyon, Twins and MEX), which have the potential to form a major cluster of Cu-Au mineralized porphyry systems.  Amarc drilled five initial scout exploration core holes (271 m to 404 m in length) in 2021 to test four of these targets that had been confirmed by IP, airborne magnetics, geochemical and geological surveys. At the MEX Cu-Au deposit target, a single hole (JP21002) drilled by Amarc in 2021 intersected anomalous Cu and Au concentrations lateral to and below historical drilling, returning 153 m of 0.17% CuEQ (0.09% Cu, 0.13 g/t Au). At the North MEX target, a single hole (JP21003) was drilled to test a multi-element geochemical anomaly. No significant Cu or Au concentrations were encountered in that hole.

At Canyon, very limited initial scout drilling of this expansive (5 km2) and largely covered sulphide system by Amarc in 2021 (JP21006: 27 m of 0.18% CuEQ with 0.06% Cu, 0.21 g/t Au) (Amarc March 7, 2022 release). Eight other porphyry Cu-Au deposit targets were explored with 26 scout drill holes in 2022, including four targets that had not previously been drill tested. Of these, the Canyon (5 km2), Twins (7 km2) and SWT (3 km2) Deposit Targets and the PINE (6 km2) Deposit form the 15.5 km northeast trending PINE Trend, and the South Mex (>1.9 km2) deposit target is located at the south end of the 6 km-long MEX Trend (January 23, 2023 news release).

____________

2 See Table 1, Note 4 for CuEQ calculations.

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

The highly prospective Twins (7 km2) deposit target is located adjacent and to the southwest of Canyon. A single scout drill hole completed by Amarc in 2021 (JP21004), the first ever drilled into the large Twins target, intersected 63 m of 0.18% CuEQ with 0.09% Cu, 0.15 g/t Au, 0.5 g/t Ag, including 39 m of 0.22% CuEQ with 0.11% Cu, 0.19 g/t Au, 0.6 g/t Ag, successfully discovering porphyry-type Cu-Au mineralization (Amarc March 7, 2022 release) within this large mineralized sulphide system. In 2022, very widely spaced follow-up reconnaissance drill holes, ranging in length from 216 m to 384 m, targeted magnetic high features within the extensive IP chargeability footprint (Figure 4) and encountered widespread indications of porphyry Cu-Au mineralization.

Based on comparisons with the Canyon Discovery and the PINE Deposit, intervals of porphyry Cu-Au mineralization, including 27 m of 0.29% CuEQ (0.12% Cu, 0.30 g/t Au, 1.2 g/t Ag) in JP22019 and 204 m of 0.11% CuEQ (0.03% Cu, 0.14 g/t Au, 0.4 g/t Ag) in JP22020, may represent the lateral or upper parts of a yet undiscovered porphyry Cu-Au center (Amarc March 2, 2023 release). The large footprint of this target, its veneer of glacial overburden cover, and Cu-Au intercepts in the widely spaced and relatively shallow drill holes highlight the significant exploration potential for the discovery of another porphyry Cu-Au deposit at Twins.

In 2022, a similar strategy of initial drill testing with single to widely spaced shorter scout drill holes was employed at other overburden-covered targets, including South MEX, South Finlay, North Finlay and CT, with results indicating continued systematic exploration is warranted. At South MEX, a single scout drill hole, the first in this >1.9 km2 IP chargeability anomaly which remains open to expansion, intersected anomalous Au-Cu-Ag (72 m of 0.10% CuEQ (0.02% Cu, 0.10 g/t Au, 3.4 g/t Ag) in JP22041 in volcanics that straddle the prospective Triassic-Jurassic contact: a geological environment similar to that hosting the Kemess District porphyry Cu-Au deposits (Amarc January 23, 2023 and March 2, 2023 releases).

Scout drilling at SWT returned local zones of anomalous Au-Cu compatible with proximity to a porphyry Cu-Au system (e.g. 78 m of 0.08% CuEQ (0.02% Cu, 0.11 g/t Au, 0.4 g/t Ag) in JP22028, as well as local vein-hosted Au-only mineralization (2.7 m of 3.7 g/t Au) in JP22024. At the adjacent Wrich occurrence, Au-Ag-Cu mineralization (108 m of 0.20% CuEQ (0.03% Cu, 0.23 g/t Au, 6.4 g/t Ag) in JP22044 is associated with advanced argillic alteration zones and may represent a higher-level signature of a porphyry Cu-Au system (Amarc March 2, 2023 release).

The 2023 field program was designed to inform the 2024 drilling plans; it included extensive airborne and surface exploration surveys focused on detailed refinement of multiple porphyry Cu-Au deposit targets clustered along mineralized trends across the JOY District (Amarc October 26, 2023 release). In addition to facilitate future drilling, rehabilitation of exploration trail and bridge access to the PINE Cu-Au Deposit in the centre of the JOY tenure and other deposit targets was also completed.

For further information see Amarc Form on 20F FY2022-2024 filed on EDGAR.

Recent Work

2024 Program

Three deposit discoveries have been made in the JOY District over the past four years.  These include the new AuRORA Deposit discovery made in 2024, the Twins Cu-Au Discovery also made in 2024, and the Canyon Cu-Au Discovery made in 2022.  The work has also expanded the Canyon Discovery and PINE porphyry Cu-Au deposit (the “PINE Deposit”), which remain open, and established a pipeline of other porphyry Cu-Au targets across the District.

Figure 4

Induced Polarization Geophysical Surveys have outlined anomalous trends indicating the potential size of sulphide bearing systems that host the AuRORA Discovery, PINE Deposit, Twins Discovery, Canyon Discovery and other targets in the JOY District.

AuRORA Deposit Discovery

The porphyry Cu-Au-Ag AuRORA deposit was discovered in the expansive NWG Target, in an area of the JOY District that until 2024 had not been drill tested.  NWG is located at the northwest end of a possible 15 km mineralized trend that extends southeast toward the GAP, Twins and SWT Targets.

Hole JP24057, the first hole ever drilled at AuRORA, intersected a new porphyry Cu-Au-Ag system hosting high and continuous Au grades (see Table 1).  Following completion of this discovery hole, Amarc initiated systematic step out drilling with three core rigs, with a view to begin to outline the Cu-Au-Ag deposit.

Hole JP24057 and six other holes were drilled at approximately 100 m intervals on east-west section 7800N. Drilling on this section established a 600 m wide zone of porphyry mineralization characterized by excellent lateral and vertical continuity that extends from near surface and is open to lateral expansion.  Results from six holes drilled on Section 7900N (some 100 m to the north of Section 7800N) at the AuRORA Deposit built positively on those from Section 7800N, including intersections of high grades of Au in combination with strong Cu and Ag values with lateral and vertical continuity that begin near the surface.  The consistency of the grades within the holes at AuRORA are illustrated in the sample-by-sample results for holes JP24059 and JP24074 on Section 7800N and JP24073 and JP24075 on Section 7700N that are provided in Amarc’s January 17, 2025 and January 20, 2025 releases, respectively.

Seven additional AuRORA deposit holes were drilled along four east-west sections: Section 8000N, located 100 m to the north of Section 7900N, and Sections 7700N, 7600N and 7500N located 100 m, 200 m and 300 m south, respectively, of Section 7800N - the discovery section.  Fewer holes were drilled on these sections as the Company was required to demobilize when the camp housing the Amarc crew closed for the season. Nevertheless, collectively, some 20 initial holes were drilled at AuRORA in 2024, advancing Amarc’s objective to outline a significant Cu-Au-Ag deposit.

Table 1 - JOY AuRORA Porphyry Cu-Au-Ag Deposit Discovery Mineralized Intervals of Significance

Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
7800N	JP24057		18.00	100.00	82.00	1.24	0.38	2.5	1.08
		Incl.	58.00	100.00	42.00	1.97	0.49	3.6	1.61
			120.29	190.00	69.71 [5]	2.56	0.42	5.0	1.88
		Incl.	120.29	166.00	45.71	3.30	0.56	6.2	2.44
		And	120.29	136.00	15.71	4.54	0.84	8.6	3.42
	JP24059		24.00	295.25	271.25	0.98	0.25	1.9	0.81
		Incl.	24.00	194.50	170.50	1.32	0.34	2.6	1.09
		And	106.00	194.50	88.50	2.29	0.46	3.7	1.76
		Incl.	211.00	239.10	28.10	0.99	0.18	1.1	0.73
	JP24071		21.10	233.00	211.90 [6]	1.36	0.40	3.4	1.18
		Incl.	104.00	212.00	108.00	2.38	0.60	5.2	1.96
	JP24074		69.00	231.00	162.00	2.19	0.63	7.0	1.90
		Incl.	84.00	231.00	147.00	2.40	0.69	7.6	2.08
		And	111.00	219.00	108.00	3.09	0.82	9.0	2.59
		And	135.00	216.00	81.00	3.69	0.92	9.7	3.04
	JP24076		57.00	198.00	141.00 [7]	0.73	0.18	1.3	0.60
		Incl.	102.00	198.00	96.00	1.00	0.24	1.8	0.81
		And	129.00	180.00	51.00	1.44	0.31	2.2	1.13
	JP24079		179.00	189.50	10.50	0.06	0.24	2.7	0.29
			341.00	400.70	59.70	0.29	0.08	1.7	0.26
7900N	JP24082		131.00	277.95	146.95	0.34	0.22	3.2	0.43
		Incl.	161.00	277.95	116.95	0.39	0.25	3.8	0.50
		And	212.00	242.00	30.00	0.84	0.54	7.2	1.06
	JP24060		31.00	59.00	28.00	0.19	0.16	0.7	0.27
			74.00	203.90	129.90	2.40	0.61	5.3	1.98
		Incl.	104.00	185.00	81.00	3.58	0.85	7.4	2.89
		And	131.00	182.00	51.00	4.48	0.96	8.4	3.50
	JP24063		25.40	40.40	15.00	0.25	0.08	0.5	0.22
			70.40	202.05	131.65	1.01	0.30	2.8	0.88
		Incl.	102.95	202.05	99.10	1.17	0.33	3.2	1.00
			242.00	253.40	11.40	1.55	0.34	3.5	1.23
			301.40	334.80	33.40	0.32	0.10	1.0	0.29
			349.40	355.40	6.00	0.31	0.07	0.5	0.25
			370.40	376.40	6.00	0.23	0.08	0.7	0.21
			382.40	412.40	30.00	0.20	0.08	1.0	0.20
			418.40	424.15	5.75	0.33	0.06	0.9	0.25
	JP24068		47.40	239.40	192.00	0.52	0.25	2.6	0.56
		Incl.	104.40	187.00	82.60	0.75	0.34	3.8	0.78
		and	113.40	154.25	40.85	0.89	0.41	4.8	0.94
	JP24073		102.00	321.00	219.00	0.98	0.24	2.0	0.80
		Incl.	102.00	233.20	131.20	1.40	0.34	2.8	1.13
		and	138.00	233.20	95.20	1.62	0.37	2.9	1.28
		and	147.00	156.00	9.00	2.47	0.54	5.7	1.96
		Incl.	240.00	261.00	21.00	0.45	0.09	1.0	0.35
		Incl.	270.00	321.00	51.00	0.40	0.11	0.8	0.34
			333.00	345.00	12.00	0.21	0.07	0.5	0.19
			354.00	363.00	9.00	0.15	0.08	1.0	0.17
			372.00	387.00	15.00	0.42	0.07	0.8	0.31
	JP24075		33.50	299.15	265.65	1.24	0.31	3.4	1.02
		Incl.	36.70	164.40	127.70	2.21	0.50	5.1	1.76
		and	36.70	146.00	109.30	2.41	0.51	5.3	1.89
		and	36.70	47.00	10.30	3.60	0.61	6.1	2.65
		and	56.80	84.00	27.20	3.08	0.51	6.7	2.27
		and	95.00	128.00	33.00	2.39	0.59	6.1	1.97
		Incl.	164.40	299.15	134.75	0.34	0.13	1.9	0.34
	JP24077		141.30	187.00	45.70	0.54	0.22	2.0	0.54
	JP24072		36.00	101.60	65.60	0.23	0.11	1.6	0.25
		Incl.	72.00	101.60	29.60	0.32	0.15	1.9	0.34

Table 1 (continued) - JOY AuRORA Porphyry Cu-Au-Ag Deposit Discovery

Mineralized Intervals of Significance

Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
8000N	JP24083		74.00	278.00	204.00	0.74	0.28	3.9	0.72
		Incl.	157.35	208.20	50.85	1.51	0.53	6.5	1.41
		and	164.00	182.00	18.00	2.05	0.62	6.8	1.81
	JP24085	No significant results
7700N	JP24080		74.00	128.00	54.00	0.17	0.08	0.8	0.18
			137.00	269.00	132.00	1.87	0.63	5.2	1.71
		Incl.	167.00	257.00	90.00	2.53	0.81	6.5	2.26
		and	191.00	257.00	66.00	2.93	0.92	7.4	2.59
		and	215.00	239.00	24.00	4.95	1.35	10.8	4.17
	JP24081		19.00	28.00	9.00	0.24	0.07	5.2	0.23
			40.00	52.00	12.00	0.24	0.08	0.4	0.21
			73.00	295.00	222.00	0.40	0.18	2.0	0.41
		Incl.	190.00	235.00	45.00	0.82	0.23	2.7	0.70
7600N	JP24084		135.00	288.005	153.00	0.39	0.16	1.6	0.39
		Incl.	192.00	246.00	54.00	0.61	0.21	1.9	0.56
7500N	JP24061		179.00	236.40	57.40	0.24	0.13	1.4	0.27
			244.75	268.60	23.85	0.35	0.14	1.7	0.34

Notes to Table 1:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)).

5.	Drill hole JP24057 interval 166-169 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
6.	Drill hole JP24071 interval 179-182 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
7.	Drill hole JP24076 intervals 72-75 m, 78-81 m and 96-102 m comprised broken ground, no core was recovered, and each was therefore averaged at zero grade.
8.	Drill hole JP24084 interval 201-207 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.

QAQC: Amarc drilled NQv (48.1mm) and HQ (63.5mm) size core in 2024 at the JOY project. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the JOY drilling were sent to ALS Canada Ltd., Kamloops or Langley, Canada, for preparation and to North Vancouver, Canada for analysis. All facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and either a 250 g split or 1,000 g split was pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. Samples with Cu results > 10,000 ppm were reanalyzed by a single element four-acid digestion ICP-AES method for Cu. As part of a comprehensive Quality Assurance/Quality Control (“QAQC”) program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure proper QAQC.

The QP visited the site to verify location of drill holes, and review the core and logging, sampling and sample shipment processes.  He also reviewed and assessed the assay results.

Figure 5

Plan of 2024 drill holes along various section lines at the AuRORA Deposit. The tenure of  the Au and Cu  mineralization is shown by the bars along each drill hole, indicating the mineralization is open to expansion.

Figure 6

Cross Sections (8000N, 7700N, 7600N and 7500N) through the AuRORA Deposit showing the Cu-Au-Ag mineralization begins near surface and is open to expansion.

2024 Drilling Outside of the AuRORA Discovery

In addition to the 20 holes completed at the AuRORA discovery in 2024, five initial scout drill holes were completed elsewhere within the 3.7 km2 NWG Target, as defined by IP chargeability ground geophysics. The location of these scout drill holes was based on 2023 exploration survey data, and information from this drilling is currently being further assessed in conjunction with the AuRORA discovery drill hole data and results from expanded surface geochemical sampling completed at NWG in 2024.

Nine other sulphide systems have been established at JOY, mainly located approximately 15 km to the southeast of the AuRORA discovery (Figure 4). These systems occur along trends similar to those found in some of the world’s major porphyry Cu districts (Amarc January 20, 2025 release). Drilling to date in three of these sulphide systems, the Twins, PINE and Canyon, have intersected porphyry Cu-Au mineralization.

The prospective Twins porphyry target sulphide system is defined by a 7 km2 IP chargeability geophysics anomaly.  One of the early scout holes JP22020, tested a magnetic high within the chargeability anomaly and intersected a broad 204 m geochemically anomalous interval with 136 ppb Au and 340 ppm Cu from 12 m, and was considered to be in proximity to a porphyry Cu-Au deposit. In 2024, follow up hole JP24051 was set back 187 m to the northeast and drilled on the same section but below JP22020: it returned intercepts of 96 m of 0.25% CuEQ (0.27 g/t Au, 0.09% Cu and 0.5 g/t Ag) from 345 m, and 124 m of 0.33% CuEQ (0.35 g/t Au, 0.13% Cu and 0.6 g/t Ag) from 491 m. Additional drilling is required to determine the extent and nature of this discovery and to further explore the extensive, high potential Twins Target.

The PINE Deposit and its expansion potential are hosted within a 6 km2 mineralized system, which remains to be fully explored (Figure 4). As mentioned above, earlier drilling by Amarc successfully extended the footprint of the deposit over a strike length of 1,700 m within a 2,600 m mineralized footprint.

Drill hole JP24058 completed in 2024 was designed to step out 250 m to the southeast from the known PINE Deposit to look for lateral extensions and high grade feeder structures. Unfortunately, the hole was deflected off course after intersecting a fault; however, JP24058 successfully intersected 182 m of 0.32% CuEQ (0.26 g/t Au, 0.16% Cu and 2.3 g/t Ag) from 368 m, including 110 m of 0.44% CuEQ (0.34 g/t Au, 0.23% Cu, 3.1 g/t Ag) from 440 m and 36.85 m of 0.79% CuEQ (0.51 g/t Au, 0.48% Cu and 3.7 g/t Ag) from 785 m. These mineralized intersections have expanded the PINE Deposit 180 m to the east and 180 m to the south. Significant additional drilling is required to fully delineate the PINE Deposit and assess the Cu-Au potential within the greater PINE Target.

The Canyon Discovery is outlined by an underexplored 5 km2 IP chargeability geophysical anomaly which indicates the presence of a large-scale sulphide system (Figure 4). Previous reconnaissance drilling at Canyon discovered a new zone of porphyry Cu-Au mineralization (Amarc March 2, 2023 release). In 2024, drill hole JP24046 stepped out 250 m to the east-northeast from JP22030, successfully extending the mineralization to depth and intercepting 402.00 m of 0.22% CuEQ (0.16% Cu, 0.09 g/t Au and 1.2 g/t Ag) including 51.00 m of 0.44% CuEQ (0.32% Cu, 0.18 g/t Au and 1.8 g/t Ag).The Canyon discovery remains open to expansion and requires substantial drilling to delineate the Cu-Au potential.

Assay data from 2024 holes drilled at NWT, Twins, PINE, Canyon and other targets are provided in Table 2.

Table 2 - 2024 Drill Hole Assay Data Outside of the AuRORA Discovery

Porphyry System	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
NWG	JP24055		115.00	118.00	3.00	0.18	0.06	0.5	0.17
			130.00	145.00	15.00	0.44	0.09	0.4	0.33
			166.00	169.00	3.00	0.21	0.12	1.2	0.25
	JP24064	No significant results
	JP24066	No significant results
	JP24069	No significant results
	JP24078	No significant results
Twins	JP24048		69.00	81.00	12.00	0.22	0.06	0.2	0.18
	JP24049		105.00	111.00	6.00	0.31	0.02	0.3	0.20
			126.00	129.00	3.00	0.17	0.06	0.8	0.16
			132.00	144.00	12.00	0.32	0.05	0.5	0.24
			156.00	201.00	45.00	0.25	0.06	0.7	0.20
	JP24051		294.00	297.00	3.00	0.22	0.04	0.3	0.16
			309.00	314.30	5.30	0.38	0.08	0.6	0.30
			324.00	333.00	9.00	0.23	0.06	0.3	0.18
			345.00	440.85	95.85	0.27	0.09	0.5	0.25
			490.90	615.00	124.10	0.35	0.13	0.6	0.33
		Incl.	490.90	570.00	79.10	0.41	0.16	0.8	0.39
		and	504.00	516.00	12.00	0.54	0.18	1.1	0.49
		and	540.00	547.25	7.25	0.61	0.19	0.9	0.54
			634.65	642.55	7.90	0.13	0.09	0.4	0.17
			643.50	653.95	10.45	0.19	0.11	0.5	0.22
			655.10	658.10	3.00	0.13	0.10	0.5	0.17
	JP24047	No significant results
	JP24052	No significant results
	JP24053	No significant results
Canyon	JP24046		329.00	338.00	9.00	0.04	0.38	5.4	0.44
			560.00	962.00	402.00	0.09	0.16	1.2	0.22
		Incl.	608.00	659.00	51.00	0.18	0.32	1.8	0.44
		and	632.00	641.00	9.00	0.43	0.66	3.0	0.92
		Incl.	683.00	710.00	27.00	0.08	0.19	1.7	0.25
		Incl.	743.00	761.00	18.00	0.11	0.22	1.1	0.29
		Incl.	806.00	815.00	9.00	0.15	0.21	1.5	0.30
		Incl.	833.00	881.00	48.00	0.12	0.18	1.1	0.25
		and	848.00	860.00	12.00	0.20	0.24	1.1	0.36
	JP24050	No significant results
PINE	JP24058		368.40	550.35	181.95	0.26	0.16	2.3	0.32
		Incl.	368.40	371.40	3.00	0.19	0.06	0.8	0.16
		Incl.	377.40	380.40	3.00	0.13	0.08	1.0	0.16
		Incl.	383.40	393.90	10.50	0.18	0.09	1.4	0.20
		Incl.	395.40	425.40	30.00	0.20	0.09	1.5	0.21
		Incl.	440.25	550.35	110.10	0.34	0.23	3.1	0.44
			665.40	701.40	36.00	0.09	0.14	1.4	0.20
		Incl.	665.40	674.40	9.00	0.14	0.14	1.0	0.23
		Incl.	677.40	686.40	9.00	0.07	0.17	1.7	0.22
		Incl.	693.90	701.40	7.50	0.16	0.24	2.5	0.34
			710.40	713.40	3.00	0.08	0.12	0.9	0.17
			784.90	821.75	36.85	0.51	0.48	3.7	0.79
SWT	JP24065		179.00	185.00	6.00	0.41	0.01	0.3	0.24
			191.00	206.00	15.00	0.26	0.02	0.3	0.17
			215.00	227.00	12.00	0.40	0.03	0.6	0.26
	JP24067
CT	JP24070		191.00	194.00	3.00	0.01	0.28	1.7	0.30
Mex S	JP24054		59.00	62.00	3.00	0.16	0.06	2.7	0.16
			431.40	434.40	3.00	0.13	0.12	7.1	0.25
	JP24056		70.00	73.00	3.00	0.14	0.02	7.5	0.15
More Mex	JP24062		80.00	83.00	3.00	0.05	0.07	148.0	1.12

Notes: See Table 1.

DUKE District

Location and Infrastructure

The DUKE District is located in central BC, in the Omineca Mining Division. The centre of the project is approximately 85 km northeast of Smithers, BC, at 55º 14’ 35” N Latitude and 126º 10’ 25” W Longitude; or UTM Zone 9 (NAD 83) at 6,126,000 m N and 681,000 m E. Figure 7 shows the location of the DUKE District claims and the infrastructure in the region.

Figure 7

Property Description

Amarc is the operator of the DUKE District.  The DUKE Project tenure consists of 107 claims covering 73,201.30 ha.  Of these, 103 claims covering an area of 72,907.41 ha (180,158 acres) are 100% held by Amarc and 4 claims covering an area of 293.89 ha (726 acres) are held under option by Amarc from Richard Billingsley who owns 100% of the claim interest. All claims are in good standing until January 1, 2035.

Figure 8

N
1059007
1059006
1059004
1059002
1112787
1059005
1107541
1086575
1066728
1107540
1046684
1086580
1059003
1044544
1036523
549962
1038439
1042005
1038356
1041947
1059001
1066726
1068824
1086826
1042004
1038490
1044550
1107542
1050190
1068828
1086579
1086578
1046683
1086577
1068833
1068827
1050191
1086576
1086574
1046682
1046205
1046681
1068829
1046202
1066478
1066734
1066730
1086573
1037021
1037024
1086572
1046201
1037010
1046680
1037016
1066725
1037023
1068831
1086560
1037017
548719
1037018
1047912
1066796
1066727
1037015
1086548
1045582
1047914
1086561
1066729
1047913
1086562
1066735
1066731
1086571
1086547
1066737
1086563
1049427
1049436
1049932
1068825
1066733
1051648
1086546
1067211
1051647
1068823
1067210
1067213
1086570
1066739
1067212
1066738
1066742
1086566
1086567
1066740
1086568
1066741
1086569
1068830
1086564
1068832
1086565

HDIAMARC

AMARC Resources Ltd.
DUKE Project
Mineral Claims

Legend

DUKE Mineral Claims

Trail Peak Claims

0 10
km

1:315,0000
UTM Zone 9N
NAD83
Map Date: 2025/06/13
Created For 8.5x11" Paper

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

Trail Peak Option

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

Although explored historically, the extensive porphyry Cu system at the DUKE discovery was not fully delineated.  Many of the 21 historical shallow and closely spaced core holes intersected and ended in significant Cu-Mo-Au-Ag mineralization within a small portion of a 4.7 km2 IP chargeability anomaly. In 2017 and 2018, Amarc completed seven core holes over an area measuring approximately 400 m north-south by 600 m east-west (Amarc December 19, 2017 and June 12, 2018 releases) at the DUKE Deposit, successfully intersecting porphyry copper-style mineralization to a vertical depth of 360 m.  This mineralization remained open to expansion.  The eighth hole, drilled one kilometre to the north within the 4.7 km2 sulphide mineral system, intersected similar porphyry Cu-Mo-Ag-Au mineralization.

In addition, Amarc has completed a comprehensive compilation of government and historical data over the entire DUKE District claim holdings.  This detailed scientific work has provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine belt, and identified 16 previously unrecognized porphyry Cu deposit-scale targets with exciting potential (Amarc May 6, 2020 release). The databases compiled and leveraged for this work were extensive: they include data from the BC Geological Survey, Geoscience BC, numerous historical industry workers and Amarc. The targeting study covered an area 140 km by 110 km (15,400 km2). Datasets include >2,300 regional geochemical samples, 116,344 line-km of airborne magnetic and radiometrics, and 25,500 line-km of aerogravity.

Between early December 2022 and mid-March 2023 Amarc completed 24 core drill holes (11,086 m) in 80 drill days (Amarc June 15, 2023 release). Two drill rigs focused on further delineating the DUKE Cu-Mo-Ag-Au Deposit, while a third rig tested the shallow overburden covered 4.7 km2 IP anomaly surrounding the DUKE Deposit which is indicative of an expansive mineralized system. Highlights from the 2022-2023 drilling at the DUKE Deposit include:

•	183 m of 0.43% CuEQ[3] (0.31% Cu, 0.019% Mo, 0.07 g/t Au, 1.5 g/t Ag) (DK22009)
•	217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) (DK22010)
•	30 m of 0.47% CuEQ (0.36 % Cu, 0.015% Mo, 0.06 g/t Au, 3.2 g/t Ag) (DK23012)
•	30 m of 0.43% CuEQ (0.31% Cu, 0.014% Mo, 0.09 g/t Au, 1.6 g/t Ag), and
33 m of 0.44% CuEQ (0.20% Cu, 0.053% Mo, 0.06 g/t Au, 1.3 g/t Ag) (DK23015)
•	82 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) (DK23022)
•	36 m of 0.47% CuEQ (0.34% Cu, 0.024% Mo, 0.06 g/t Au, 1.5 g/t Ag) (DK23024)
•	33 m of 0.40% CuEQ (0.30% Cu, 0.017% Mo, 0.05 g/t Au, 1.5 g/t Ag) (DK23026)

____________

3 See Tables 3,4, Note 4 for CuEQ calculations.

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

Drill holes at the DUKE Deposit were sited on a nominal 200 m grid as step-outs from previous Amarc drilling. These holes confirmed that the DUKE Deposit extends to depths of at least 600 m and also expanded the deposit footprint laterally to over 650 m north-south by 800 m east-west. In addition, on-going detailed geological interpretation and modelling indicates strong potential for further expansion of the deposit laterally, and especially to the east. A notable characteristic of the porphyry Cu-Mo-Ag-Au mineralization in these widely spaced holes is the presence of zones of higher grade mineralization within broader envelopes of comparatively moderate grade. Significant potential exists with further drilling for the definition of internal higher grade zones.

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

In May 2023, Amarc remobilized its exploration team completing extensive airborne and ground exploration surveys to assess the 16 prioritized porphyry Cu-Au targets across the DUKE District to define targets for 2024 drill testing (Amarc May 17, 2023 and November 21, 2023 releases). The results of this successful program defined six deposit targets for drill testing, including the Svea Target, JO Target and also a pipeline of additional porphyry copper-gold targets for further assessment prior to drill testing (Amarc January 19, 2024 and April 16, 2024 releases).

For additional information on the 2022/23 program see the 2024 Amarc Form on 20F which is filed on EDGAR.

Recent Work

Winter 2024 Program

During the winter of 2024, two rigs continued with delineation drilling of the DUKE Cu-Mo-Ag Deposit and testing the DUKE Offset (Figure 9).  Nine core holes were drilled, totalling some 4,828.2 m. Seven of the 9 drill holes intersected Cu-Mo-Ag mineralization above an approximate grade of 0.15% CuEQ* over widths of 104 m to 385 m (Tables 3 and 4).

Highlights from the 2024 winter drilling at the DUKE Deposit include:

•	71 m of 0.45% CuEQ[4] (0.35% Cu, 0.016% Mo, 0.06 g/t Au, 1.6 g/t Ag) and
104 m of 0.38% CuEQ (0.29% Cu, 0.016% Mo, 0.06 g/t Au, 1.3 g/t Ag) in hole DK24033
•	110 m of 0.38% CuEQ (0.25% Cu, 0.028% Mo, 0.04 g/t Au, 1.1 g/t Ag) and
30 m of 0.39% CuEQ (0.26% Cu, 0.025% Mo, 0.05 g/t Au, 1.4 g/t Ag) in hole DK24034
•	30 m of 0.44% CuEQ (0.35% Cu, 0.013% Mo, 0.05 g/t Au, 1.5 g/t Ag) within
203 m of 0.28% CuEQ (0.2% Cu, 0.015% Mo, 0.03 g/t Au, 1.0 g/t Ag) in hole DK24035
•	48 m of 0.34% CuEQ (0.26% Cu, 0.010% Mo, 0.05 g/t Au, 1.8 g/t Ag) in hole DK24036
•	15 m of 0.69% CuEQ (0.52% Cu, 0.024% Mo, 0.11 g/t Au, 2.9 g/t Ag) and
29 m of 0.47% CuEQ (0.31% Cu, 0.030% Mo, 0.06 g/t Au, 1.7 g/t Ag) within
208 m of 0.26% CuEQ (0.19% Cu, 0.013% Mo, 0.04 g/t Au and 1.0 g/t Ag) in hole DK24037

A new and positive structural element, the South Graben Fault (“SGF”) was recognized principally from the results of drill hole DK24036. The SGF, like many other mineralized corridors in the Babine, likely has a spatial relationship to the development of significant Cu-Mo-Ag mineralized zones. Notably, recognition of the SGF indicates the possibility to expand the DUKE Deposit over a potential strike length of 700 m.  A few short historical holes drilled in the 1970’s cut the shallowest portions of this targeted volume.

____________

4 See Tables 3,4, Note 4 for CuEQ calculations.

Using orientated core drilling and changing drilling orientations to along north-south sections (from previous east-west sections) has provided valuable information for the modelling of the Deposit. This knowledge is also being applied to the drill testing of deposit targets in the DUKE District.

Drill holes DK24038 and DK24040 returned important Cu-Mo-Ag intercepts and with a previously reported intercept in DK18004 (Amarc June 12, 2018 release), are outlining a newly recognized volume of mineralized rock to the west of the DUKE Fault which represents an offset portion of the DUKE Deposit that was displaced some 450 to 500 m northwards (Figure 9). The initial drilling suggests that this new target has a strike length of approximately 500 m and an estimated true width of around 120 m. It remains to be fully drill delineated.

Importantly, the new accurate determination of the displacement along the DUKE Fault permits targeting - for the first time - the location of the fault-offset portion of the Cu-Mo-Au-Ag mineralization intersected in hole DK 17001 (Amarc June 12, 2018 release). The last 93.5 m of this drill hole cut 0.31% CuEQ (0.23% Cu, 0.001% Mo, 2.7 g/t Ag, 0.12 g/t Au), including a significant Au intersection of 0.68 g/t Au over 9 m from 509 to 518.5 m at the bottom of the hole.

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

Table 4: DUKE Deposit Offset 2024 Assay Results

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

Analytical & Quality Assurance/Quality Program

Amarc drilled NQv (48.1mm) size core in the winter of 2024. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the DUKE drilling were sent to ALS Canada Ltd., Kamloops, Canada, for preparation and to North Vancouver, Canada for analysis. Surface rock samples from the 2023 program were sent to either Kamloops or North Vancouver for preparation and were also analyzed in North Vancouver. Both facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. As part of a comprehensive Quality Assurance/Quality Control (“QAQC”) program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. For surface rock samples, at least one standard was inserted in each analytical batch. The control sample results were then checked to ensure proper QAQC.

Figure 9

Figure 8 shows the DUKE Deposit is located within a 4.7 km2 Chargeability Anomaly indicating the potential for a sizeable mineral system.  The figure also shows new potential revealed by drilling in 2024 to the south of the South Graben Fault and at the DUKE Offset, located to the north and west of the DUKE Fault.

Summer 2024 Program

Initial scout drilling at the Svea, JO and C4 targets took place in the summer of 2024. All three targets are located to the north of the DUKE Deposit (Figure 10). The JO and C4 Targets were not previously known and had not been drill tested.  The Svea Target had limited historical drill testing in the late 1960’s and early 1970’s.  The initial results show:

•	The effective use of reconnaissance scale Induced Polarization (“IP”) and airborne magnetic geophysical surveys, along with geochemical and geological surveys for target delineation, followed by initial scout drilling, is identifying the presence of mineralized biotite-feldspar porphyry (“BFP”) intrusions. BFP intrusions are associated with most of the major porphyry Cu-Au-Mo deposits (Granisle, Bell, Morrison, DUKE and Nak) in the Babine Region. BFP intrusions hosting porphyry style Cu-Au mineralization have been recognized at the JO and C4 Targets for the first time.
•	Cu-Au ratios at the C4 and Svea occurrences indicate that the BFP intrusions are Au-enriched.
•	The presence of Au enhanced intervals at the JO Target is considered significant: gold-zinc mineralization is hosted within sulphide-rich black clastic sediments and may represent an ancillary deposit target type in the DUKE District.
•	The initial drill programs at the JO, C4 and Svea targets identified prospective mineralized environments (Amarc July 2, 2025 release). Defining the scale of higher-grade mineralization within these permissive environments will be the focus of the 2025 drill programs at these and similar targets.

Figure 10

Induced Polarization Geophysical and other surveys have delineated multiple new porphyry Cu-Au targets in the DUKE District for drill testing.

IKE District

Location and Infrastructure

The IKE District is located in the Clinton and Lillooet Mining Divisions, approximately 35 km northwest of Gold Bridge in west central BC.  Figure 11 shows the location of the IKE District and infrastructure within the region. The centre of work on the IKE Deposit is located at 51º 02’ 32” N Latitude and 123º 22’ 20” W Longitude; or UTM Zone 10 (NAD 83) at 5,654,600 m N and 473,900 m E.

Figure 11

Property Description

Amarc owns 100% interest and is the operator of the IKE District. The project comprises the adjoining IKE, Galore, Granite properties acquired from other companies (as described below) and the Juno property staked by Amarc and shown in Figure 12.  It also shows the location of the IKE and Empress deposits and the Empress East, Buzzer and other targets described under Project Highlights.

Figure 12

In July 2014, Amarc acquired a 100% interest in the IKE property from Oxford Resources Inc. (“Oxford”, formerly Highpoint Exploration Inc.). At that time Oxford’s ownership interest was converted to a 1% NSR royalty, which can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the company’s sole election).

The IKE property is also subject to a 2% underlying NSR royalty to two underlying owners, whereby Amarc has the right to purchase: (1) one half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion) at any time prior to commercial production; and (2) the second half of the royalty (1%) also for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE property. Amarc has agreed that upon completion of a positive feasibility study it will issue 500,000 common shares to the underlying owners.

In November 2014, Amarc acquired a 100% interest in the adjoining Granite property from Great Quest Fertilizers Ltd. (“Great Quest”, previously known as Great Quest Metals Ltd., which is also referred to as “Great Quest” herein). Great Quest holds a 2% NSR royalty on that property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion).  In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

In January 2017, Amarc acquired a 100% interest in the adjoining Galore property from Galore Resources Inc. (“Galore Resources”), clear of any royalties to Galore Resources. In January 2018, Amarc concluded an agreement with the underlying owners of the Galore property, whereby Amarc acquired all of the underlying owners’ residual interest in and to the Galore property, including five NSR and five NPI royalties.

On September 3, 2015, Amarc entered into an agreement (the “Agreement”) with Thompson Creek (now a wholly owned subsidiary of Centerra Gold Inc.) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE Project. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE District, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek relinquished its option having been acquired by Au-focused Centerra Gold.  Thompson Creek had a 10% participating interest in the IKE District by investing $6 million in exploration programs undertaken in 2015 and 2016 and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million.  As a result, Amarc re-acquired 100% interest in the IKE District.

Amarc holds a 100% interest in the IKE District comprising, in total, 133 mineral claims, including 9 crown grants5 (Figure 13) covering an area of 53,210.36 hectares (131,486 acres). All of the mineral claims, have an expiry date of December 31, 2032.

Figure 13

HDI AMARC
AMARC Resources Ltd.
IKE Project
Mineral Claims
Legend
Ike Mineral Claims
Ike Project Crown Grants
0
5
kilometers
1:210,0000
UTM Zone 10N
NAD83
Map Date: 2025/06/13
Created For 8.5x11" Paper
5,670,000
5,660,000
5,650,000
5,640,000
450,000
460,000
470,000
480,000
490,000

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

____________

5 The 9 crown grants cover areas totalling 158.26 hectares (391.07 acres); the annual cost to retain is $197.83.

IKE Porphyry Cu-Mo-Ag Deposit: The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 186 m of 0.41% CuEQ6 (0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au), including 58 m of 0.52% CuEQ (0.39% Cu, 0.031% Mo, 1.9 g/t Ag and  0.02 g/t Au); and Hole 11-2: 120 m of 0.41% CuEQ (0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au) including 32 m of 0.58% CuEQ (0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02 g/t Au).

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

Table 5: IKE DEPOSIT - Selected Drill Intervals from Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ(%)[4]
IK14005	269.4	325.4	56.0	0.31		1.6	0.064	0.55
	339.1	426.2	87.1	0.36		0.7	0.054	0.56
Incl.	341.7	378.6	36.9	0.43		1.2	0.068	0.69
	437.6	554.6	117.0	0.27		0.3	0.021	0.35
	602.9	616.1	13.2	0.29		0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30		2.9	0.015	0.38
	293.0	421.0	128.0	0.33		3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43		4.3	0.032	0.58
	444.0	506.0	62.0	0.24		2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23		1.7	0.017	0.31
	75.0	99.0	24.0	0.24		1.9	0.044	0.41
	129.0	307.7	178.7	0.32		2.2	0.025	0.42
	339.5	366.5	27.0	0.18		1.2	0.030	0.30
	372.5	693.3	320.8	0.32		2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43		3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25		1.7	0.015	0.31
	314.5	381.9	67.4	0.35		2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45		3.5	0.044	0.64
	395.8	456.0	60.2	0.53		3.7	0.045	0.72
	528.0	543.0	15.0	0.16		1.3	0.035	0.30
	549.0	582.0	33.0	0.23		1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.49	0.024	3.4	0.032	0.64
	359.0	437.0	78.0	0.44	0.019	3.0	0.038	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ%	>=0.30 & <0.50
>=0.50

Notes for Tables 5, 6:

1.	Widths reported are drill widths, such that the thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Ag US$24.00/oz and Au US$1,800.00/oz and conceptual recoveries of: Cu 85%, Au 72%, 67% Ag and 82% Mo. Conversion of metals to an equivalent Cu grade based on these metal prices is relative to the Cu price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The metal equivalencies for each metal are added to the Cu grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).

____________

6 CuEQ calculations Note 4, Table 5.

In addition:

(-)	means not assayed for.

Further details on

:

•	Amarc drilling at IKE can be found in Amarc’s December 9, 2015, October 17, 2016, November 6, 2018 news releases.
•	Historical drilling at Empress, Empress East and Buzzer can be found in Amarc’s January 19, 2021 news release.

QAQC – IKE Area: Amarc drill core was logged, photographed and cut in half with a diamond saw. Half core samples from IKE were sent to Activation Laboratories Ltd., Kamloops, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo, Au, Ag and 34 additional elements by 4 acid digestion of a 0.25 g sample followed by an ICP-AES finish. Cu, Mo, Ag, Au and 59 additional elements we also analyzed by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish. Au was also analyzed by fire assay fusion of a 30 g sample followed by ICP-AES finish. Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, duplicates in one in 20 regular samples and blanks one in 50 regular samples. The control sample results were checked for proper QAQC.

QAQC – Empress Area: Amarc drilled nine core holes (1,873 m) at the IKE Project in 2024. In addition, the Company re-sampled and re-assayed 23 historical drill holes (4,393 m for 1,541 samples).

Sample Preparation & Methodology : The 2024 Amarc core was logged, photographed and cut in half with a diamond saw. The resampled historical core was relogged, photographed and sampled using a variety of methods outlined below. The intent of the historical drill core re-sampling program was twofold: 1. to validate the historical Aqua Regia digestion method for Cu, Ag, and Mo; and 2. to assess the reliability of the historical Au fire assay results.

Assay data for approximately 5,643 samples from short percussion and core holes drilled in the Greater Empress Area (i.e. Empress Deposit, and the Empress East, Empress Gap and Empress West Deposit Targets) are available. Gold assays are partially absent from the historical database (i.e. partially absent for years 1969, 1976, 1981 and completely absent for years 1965, 1970, & 1971), and only Cu and Mo assays are available from the percussion holes, analyzed using a wide range of methods. Of the original historical samples, 90% were analyzed by VanGeochem and 10% by an unknown laboratory. These results and diverse geological interpretations from the historical drill holes were assessed and validated by Amarc.

A total of 27 historical holes were re-logged by Amarc, including 21 holes from the Empress Deposit, 3 holes from Empress East Deposit Target and 1 hole from each of the Empress West, Empress Gap and Granite Targets. Of the 27 historical core holes previously drilled in the Greater Empress Area, a total of 23 drill holes were selected for the re-sampling and re-assaying program. The re-sampling of the historical core involved 4 primary collection methods: 1. total utilization of the remaining half-core splits; 2. whole core sampling of intervals that were not originally sampled; 3. total utilization of every alternate down-hole core segment (i.e. being either half or full core); and 4. utilization of coarse rejects of crushed half core that was prepared and left on site by the original operators. The 2024 re-sampling of the historical core sample intervals were matched as closely as possible but was subject to minor interval discrepancies due to varying states of preservation of the historical core and original depth markings.

All 2024 core samples were sent to ALS Canada Ltd., Kamloops or Langley, Canada, for preparation and to North Vancouver, Canada for analysis. All facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split was pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for Cu, Ag and 58 additional elements by a 4-acid digestion, multi-element ICP-MS/AES package. Samples with Cu results > 10,000 ppm were re-analyzed by an ore-grade single element four-acid digestion ICP-AES method. As part of the comprehensive QAQC program, Amarc control samples were inserted in each analytical batch as follows: Analytical standards 1 in 20 regular samples, in-line duplicate samples 1 in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure satisfactory QAQC protocols.

Re-assay Analyses : A semi-qualitative, first pass study comparing both the historical assays and 2024 re-assayed data was conducted using: 1. Pearson Correlation Coefficient; 2. Exploratory data; and 3. Multivariant analyses. In general, the correlation analyses indicate highly favorable comparisons for both Cu and Ag, with moderate comparisons for Au and Mo.

In addition, and in support of these statistical studies, a simple ‘side-by-side’ downhole comparative analysis between both the historical and re-assayed results for 19 drill holes was conducted, where possible matching the most proximally sampled interval. This comparison indicated broad visual associations for: Cu, Au, Ag and Mo.

Overall, these results provide a high level of confidence for the use of the historical assay results in the ongoing exploration of the Greater Empress Area.

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

Although the focus of exploration in 2024 was in the area of the Empress Deposit (see Recent Work below), subject to funding the Company has planned an expanded, phased drill program at the IKE deposit.  The goals would be to establish a mineral resource, which would provide the basis for initial future economic studies.  The Company has the required permit in-hand for the proposed drill program.

IKE District – Other Potential

Additionally, there are multiple other targets in the Greater Empress and broader IKE District.  Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets.

Greater Empress Area Other Cu±Au±Mo-Ag Porphyry and Replacement Targets:  In addition to the Empress deposit, the 35 km2 Greater Empress area includes other identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Buzzer, and the earlier-stage exploration targets include Empress West.

IKE District Porphyry and Epithermal Targets: The IKE District also hosts several other known centres of porphyry Cu mineralization (Rowbottom, Mad Major, OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE Deposit and Greater Empress areas.

For further details on the other IKE District targets, see Amarc’s 2024 Form on 20F.

Recent Work

2024 Program

The 2024 program focused on the potential of the historical Empress Cu-Au Deposit, where drilling by previous companies of the replacement style mineralization encountered very encouraging Cu and Au grades.  Amarc invested approximately $2.9 million on the 2024 program.

Greater Empress Area: Empress Cu-Au-Ag Replacement Deposit

The Greater Empress Area straddles the contact of the intrusive rocks of the Coast Plutonic Complex (“CPC”) with older volcanic rocks to the north over a strike length of more than 15 km in the IKE District (Figure 14). Strong and widespread alteration with abundant sulphides along this contact are associated with a variety of deposit types, alteration assemblages, including Cu-Au-Ag replacement deposits such as Empress and Empress East, porphyry Cu±Au±Mo±Ag occurrences and high sulphidation epithermal Au-Ag systems.

Historical drilling encountered significant Cu-Au-Ag replacement-style mineralization at the Empress Deposit hosted by altered volcanics, commonly occurring near the surface and predominantly within 100 m vertically above the contact of the CPC intrusive rocks with the overlying volcanics.  More limited historical drilling at the Empress East Deposit Target, some 1.3 km to the east, intercepted mineralization similar in both style and grade to the Empress Deposit. For further information on historical drilling at Empress, see Amarc’s 2024 Form on 20F.

The 2024 work comprised two principle and supporting activities including the geological re-examination (4,610.7 m in 27 drill holes) and resampling for analyses (1,541 samples from 23 holes) of historical drill core; and selected diamond drill testing on broad centres in nine (1,873 m) new core holes of targets within the Empress Deposit and Empress East Deposit Target to determine the strength, continuity and form of the historically identified strong Cu-Au mineralization.

Key results of the re-assaying and re-logging program include:

•	Approximately 29% of all available drill core was re-assayed with a majority of the historical assays showing strong positive correlations with the 2024 re-assay data, indicating that the historical database may be meaningfully integrated into future modelling and resource estimation;
•	Re-logging revealed a style and form of mineralization characterized by: (i) stacked significant grade Cu-Au, magnetite-silica replacement bodies within the volcanics; and (ii) thick, well mineralized porphyry-style Cu-Au-Mo intrusive-hosted zones; and
•	A new appreciation of the importance of structural controls on the development of higher-grade mineralized zones in the Empress replacement magnetite-silica bodies which provides a significant opportunity to build resources.
•	For further details on the re-logging program see Amarc’s May 14, 2025 release.

Amarc also drilled nine holes in the Greater Empress Area in 2024 to confirm the strength, continuity and form of the historically identified well Cu-Au mineralized intersections at the Empress Deposit and Empress East Deposit Target. Six of the eight drill holes collared at the Empress Deposit intercepted significant Cu-Au mineralized zones, including:

•	181 m at 0.46% CuEQ1 (0.31 g/t Au, 0.29% Cu and 0.8 g/t Ag) from 30 m and 60 m at 0.90% CuEQ (0.60 g/t Au, 0.56% Cu and 1.3 g/t Ag) from 123 m in hole EM24074
•	68 m at 0.56% CuEQ (0.30 g/t Au, 0.38% Cu and 1.0 g/t Ag) from 123 m incl. 29 m at 0.73% CuEQ (0.46 g/t Au, 0.47% Cu and 1.3 g/t Ag) from 153 m in EM24075

Results from new drilling are presented in Table 6 below.  Figure 14 is a drill hole plan showing the location of historical and 2024 drill holes and section lines.  Figure 15 is  Section A, oriented east-west, along the corridor the Empress Deposit, and Empress Gap and Empress East Deposit Targets. Figure 16 includes south-north cross sections through Empress (sections B, C, D) and Empress East (section E).

Table 6: Assay Results from Amarc’s 2024 Drill Program at Greater Empress

Deposit	Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Au (g/t)	Cu (%)	Ag (g/t)
Empress	B-B’	EM24074		6.00	24.00	18.00	0.23	0.14	0.15	0.6
				30.00	210.50	180.50	0.46	0.31	0.29	0.8
			Incl.	72.00	210.50	138.50	0.55	0.37	0.34	0.9
			and	111.00	189.00	78.00	0.78	0.54	0.47	1.1
			and	123.00	183.00	60.00	0.90	0.60	0.56	1.3
	B-B’	EM24075		123.00	191.28	68.28	0.56	0.30	0.38	1.0
			Incl.	153.00	182.00	29.00	0.73	0.46	0.47	1.3
	B-B’	EM24076		5.60	19.90	14.30	0.22	0.13	0.14	0.4
				41.00	95.00	54.00	0.19	0.10	0.14	0.5
				132.00	150.00	18.00	0.31	0.18	0.21	0.4
				162.42	191.85	29.43	0.50	0.32	0.32	0.8
	B-B’	EM24077		146.50	150.00	3.50	0.37	0.26	0.22	1.1
	C-C’	EM24078		72.00	104.00	32.00	0.83	0.70	0.43	2.7
				130.00	202.00	72.00	0.40	0.20	0.28	0.8
			Incl.	143.75	177.68	33.93	0.58	0.28	0.41	0.9
	D-D’	EM24079		90.00	180.00	90.00	0.20	0.09	0.15	0.6
	C-C’	EM24080		3.00	17.00	14.00	0.37	0.21	0.25	1.0
				65.00	69.00	4.00	0.49	0.46	0.22	1.7
				99.00	186.00	87.00	0.36	0.22	0.23	1.0
			Incl.	99.00	140.00	41.00	0.52	0.36	0.31	1.3
			Incl.	162.75	186.00	23.25	0.27	0.11	0.20	0.8
	C-C’	EM24081	No Significant Results
Empress East	E-E’	EM24082		42.70	54.00	11.30	0.53	0.46	0.27	1.3
				86.00	93.00	7.00	0.30	0.07	0.25	0.9
				111.00	195.00	84.00	0.46	0.20	0.34	1.8
			Incl.	162.00	195.00	33.00	0.67	0.22	0.53	3.4

See Table 5 for Notes.

Empress East Deposit Target: A single drill hole collared at Empress East in 2024 also intercepted significant Cu-Au mineralization.  Hole EM24082, located approximately 1,300 m to the east of the Empress Deposit, intercepted 33.0 m at 0.67% CuEQ (0.22 g/t Au, 0.53% Cu and 3.4 g/t Ag) from 162 m. Notably, alteration intensity and Cu-Au grades are increasing in strength to depth and southward towards the CPC contact with a largely untested highly prospective block of ground to the south of this hole.  Historical ands re-assayed hole 91-39 drilled approximately 60 m to the north intercepted 24.1 m at 0.67% CuEQ (0.53 g/t Au, 0.36% Cu and 1.8 g/t Ag) from 13.7 m.  The Empress East Deposit Target remains open to expansion in several directions, requiring drill delineation.

Empress Gap: Limited historical drilling, mainly short <60 m deep percussion holes across the approximately 1 km Empress Gap zone located between the Empress Deposit and Empress East Deposit Target, suggests there are clear opportunities to expand the Empress Deposit and Empress East Deposit Target across the Empress Gap Target. Due to poor weather conditions in November 2024, the Gap was not drill tested; however, a single historical and re-assayed core hole 91-41 drilled in the Gap and returned an encouraging intercept of 83.5 m at 0.21% CuEQ (0.09 g/t Au, 0.16% Cu and 0.7 g/t Ag) from 69.8 m.  The Empress Gap requires comprehensive drilling.

Granite Porphyry: The nearby Granite porphyry Cu±Au±Ag±Mo occurrence, a deposit target concealed by shallow overburden was recognized during Amarc’s 2024 geological examination of historical drill core. This newly identified deposit target is considered a possible source of the mineralizing replacement fluids for Empress. Re-assaying of historical drill hole 91-49 returned 102.1 m of 0.26% CuEQ (0.17 g/t Au, 0.15% Cu and 0.3 g/t Ag) from 189 m. The Granite Deposit Target requires drill delineation.

Although the grades and extents of the mineralization encountered so far indicate high potential at Greater Empress, the understanding of controls on the mineralization is advancing, and has confirmed the area remains substantially underexplored.

Figure 14

Plan of Historical and Amarc 2024 Drill Holes at Empress Deposit and Empress East Deposit Target showing section lines (see Figures 14 and 15).

Figure 15

Historical drilling at Empress Deposit and Empress East Deposit Target (and location of 2024 drill holes):  lateral higher grade Cu-Au drill intercepts indicate expansion potential.

Figure 16

Cross Sections of historical and 2024 drill results at Empress Deposit and Empress East Deposit Target showing Cu-Au grade continuity and lateral extent of mineralization that is open to expansion.

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

A. RESULTS OF OPERATIONS

Year Ended March 31, 2025 (“2025”) Versus Year Ended March 31, 2024 (“2024”)

The Company recorded a net loss of $3,912,888 during 2025 compared to a net loss of $43,450 during 2024.

($ 000’s)	2025	2024	Discussion
Exploration and evaluation, net of recoveries	22,575	12,432

During the 2025 fiscal period, Amarc conducted field exploration activities on its portfolio of wholly owned mineral properties. These activities included programs solely funded by Amarc, as well as exploration programs funded and operated on behalf of third-party companies under earn-in agreements.

Administration	1,597	1,162	Administration expenses decreased during the 2025 period.
Interest expense on loans payable to director	99	101	Interest incurred on loans provided by a director.
Amortization of finance charges	181	137	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to a loan provided by the director in November 2014.
Equity settled share-based compensation	351	425	The amount relates to stock options issued to directors, officers, and consultants of the Company in the fiscal year.

Year Ended March 31, 2024 (“2024”) Versus Year Ended March 31, 2023 (“2023”)

The Company recorded a net loss of $43,450 during 2024 compared to a net loss of $32,583 during 2023.

($ 000’s)	2024	2023	Discussion
Exploration and evaluation, net of recoveries	12,432	14,752

During the 2024 fiscal period, Amarc conducted field exploration activities on its portfolio of wholly owned mineral properties. These activities included programs solely funded by Amarc, as well as exploration programs funded and operated on behalf of third-party companies under earn-in agreements.

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

During the 2023 fiscal period, Amarc conducted field exploration activities on its portfolio of wholly owned mineral properties. These activities included programs solely funded by Amarc, as well as exploration programs funded and operated on behalf of third-party companies under earn-in agreements.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Historically, the Company’s sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans.  The Company’s access to financing is always uncertain.  There can be no assurance of continued access to significant equity funding to finance the Company’s ongoing business.

At March 31, 2025, the Company had a cash balance of approximately $1,211,297 and working capital deficiency of $1,344,054.

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

Requirement of Financing

Historically, Amarc’s source of funding has been provided from the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. In addition, Amarc is and has been funded by earn-in partners on certain of its exploration projects.  Like all exploration stage companies, Amarc will need to raise additional financing to meet its business objectives.

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

Average annual prices for copper, molybdenum, gold and silver for the past 5 years and year-to-date for 2025 are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022	3.99/lb	18.73/lb	1,800/oz	21.74/oz
2023	3.93/lb	26.72/lb	1,933/oz	23.37/oz
2024	4.16/lb	21.30/lb	2,386/oz	28.37/oz
2025 (to the date of this Annual Report)	4.29/lb	20.83/lb	3,093/oz	33.22/oz

Notes:

1. Source for copper, gold and silver is Argus Media at www.metalprices.com.

LME Official Cash Price for copper.

LBMA PM price for gold.

London PM fix for silver.

2. Source for molybdenum prices is Platts.

E. OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2025:

	Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt Obligations (gross amount)	$1,000,000	$–	$–	$1,000,000	$–
Operating Lease Obligations (Office Lease)	$4,722	$4,722	–	–	–
Total	$1,004,722	$4,722	$–	$1,000,000	$–

The Company has no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Executive Chair of the Board and Director	April 1993
Diane S. Nicolson	1965	President & Chief Executive Officer Director	November 2014 June 2017
Thomas Wilson	1945	Chief Financial Officer	February 2022
Trevor Thomas	1967	Secretary	February 2008

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

Mr. Coughlan is, or was within the past five years, an officer and/or a director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Quetzal Copper Corp.	Director	January 2021	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Quadro Resources Ltd.	CEO, President and Director	June 1986	Present
Badlands Resources Inc.	Director	December 2014	June 2023
Vatic Ventures Corp.	Director	January 2011	August 2020

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

Robert Dickinson, B.Sc., M.Sc. – Executive Chair of the Board and Director

Robert A. Dickinson is an mining executive who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. (“HDSI”) provides services.  He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia.  Mr. Dickinson has been active in mineral exploration for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012.  He is a director of HDSI.  He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chair	April 2004	Present
Heatherdale Resources Ltd.	Director	November 2009	August 2020
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chair	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2011	February 2019
	Director	May 2022	Present
	Chair	December 2017	February 2019
	Chair	May 2022	Present
	Chief Executive Officer	May 2022	May 2023
Taseko Mines Limited	Director	January 1991	Present
Northcliff Resources Ltd.	Director	May 2012	May 2023

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

Mr. Wilson is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Badlands Resources Inc.	Chief Financial Officer	January 2022	September 2023
Quadro Resources Ltd.	Chief Financial Officer	January 2006	Present
	Director	June 2023	Present
Vatic Ventures Corp.	Chief Financial Officer	January 2011	August 2020
	Director	July 2024	Present
	Chief Financial Officer	July 2025	Present
Oracle Energy Corp.	Director	December 2024	Present

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Blackwolf Copper and Gold Ltd.	Secretary	July 2013	August 2020
Electric Royalties Ltd.	Secretary	June 2020	November 2021
Badlands Resources Inc.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
	General Counsel	April 2021	Present
Quadro Resources Ltd.	Director	June 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	President and CEO	February 2019	May 2022
	Director	February 2019	Present
	CEO	April 2023	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
RE Royalties Ltd.	Secretary	November 2018	October 2022
Taseko Mines Limited	Secretary	August 2008	Present
	General Counsel	June 2022	Present

B. COMPENSATION

During the Company’s financial year ended March 31, 2025, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $372,810.

Diane S. Nicolson, President and Chief Executive Officer; and Thomas Wilson, Chief Financial Officer, are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company’s most recently completed financial year of March 31, 2025 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (3)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Diane S. Nicolson President and Chief Executive Officer, Director (1)	2025	250,000	Nil	Nil	Nil	Nil	Nil	Nil	250,000
	2024	230,333	Nil	287,515	57,042	Nil	Nil	Nil	574,890
	2023	200,540	Nil	Nil	Nil	Nil	Nil	Nil	200,540
Thomas Wilson Chief Financial Officer (2)	2025	62,810	Nil	Nil	Nil	Nil	Nil	Nil	62,810
	2024	62,810	Nil	19,079	Nil	Nil	Nil	Nil	81,889
	2023	42,000	Nil	Nil	Nil	Nil	Nil	Nil	42,000

(1)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Dr. Nicolson is allocated to the Company on the basis of estimated time spent in respect of the Company’s business.

(2)	Mr. Wilson does not serve the Company on a substantially full-time basis.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company’s most recently completed financial year of March 31, 2025 is as set out below:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
T. Barry Coughlan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Scott Cousens	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Dickinson (1)	60,000	Nil	Nil	Nil	Nil	Nil	60,000

Notes:

(1)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Mr. Dickinson is allocated to the Company on the basis of estimated time spent in respect of the Company’s business.

(2)

The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted.

C. BOARD PRACTICES

All of the Company’s directors were elected at the annual general meeting of shareholders held on April 2, 2025. All directors have a term of office expiring at the next annual general meeting of the Company’s shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the “Board”).

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

3. Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral projects or mineral project portfolio and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

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

Composition of the Audit Committee

As of the date of this document, the members of the audit committee were Scott D. Cousens (Chair), T. Barry Coughlan and Diane S. Nicolson. All members are financially literate. Messrs. Cousens and Coughlan are independent.

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

D. EMPLOYEES

At March 31, 2025, Amarc had the following employees:

	March 31, 2025	March 31, 2024	March 31, 2023
Full-time salaried	11	7	-
Daily	19	8	10

Amarc’s administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2025, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 42,905,299 common shares (19.14%), or 49,397,865 (22.03%) on a diluted basis.

As at March 31, 2025, the Company’s directors and senior management beneficially own the following number of the Company’s common shares, share purchase options, and share purchase warrants:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
T. Barry Coughlan (3)	186,000 common shares 375,000 share purchase options	0.08%
Scott D. Cousens (3)	648,300 common shares 250,900 share purchase options	0.29%
Robert A. Dickinson	38,031,665 common shares 1,500,000 share purchase options	16.96%
Diane S. Nicolson (3)	3,593,000 common shares 4,200,000 share purchase options	1.60%
Thomas R. Wilson	46,334 common shares 66,666 share purchase options	0.02%
Trevor Thomas	400,000 common shares 100,000 share purchase options	0.18%
Total	42,905,299 common shares 6,492,566 share purchase options	19.14%

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

Share Option Plan

As of the date of this document, there were 6,012,000 options outstanding pursuant to the Company’s share option plan (the “Plan”), described below, and an aggregate of 16,420,736 common shares remained available for issuance pursuant to the Plan, described below.

The Company has a Share Option Plan dated for reference February 6, 2024 (the “New Plan”) or (the “2024 Share Option Plan”) which replaced the 2021 Stock Option Plan. The principal purpose of the 2024 Share Option Plan is to advance the interests of the Company by encouraging the directors, employees, and consultants of the Company and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire Common Shares in the share capital of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

The New Plan was approved by the shareholders at the last annual general meeting held on April 2, 2025.

The New Plan provides that the aggregate number of securities reserved for issuance will be 10% of the number of Common Shares of the Company issued and outstanding from time to time.

The New Plan is administered by the Board of Directors of the Company, which has full and final authority with respect to the granting of all options thereunder.

Options may be granted under the New Plan to such service providers of the Company and its affiliates, if any, as the Board of Directors may from time to time designate. The exercise prices will be determined by the Board of Directors, but will, in no event, be less than the closing market price of Common Shares on (a) the trading day prior to the date of grant of the stock options; and (b) the date of grant of the stock options. All options granted under the New Plan will expire not later than the date that is ten years from the date that such options are granted. Options granted under the New Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession.

The Board is of the view that the New Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the industry, and therefore will seek shareholder approval at the Meeting of the New Plan.

Material Terms of the New Plan

The following is a summary of the material terms of the New Plan that will remain from the 2021 Plan:

(a)	Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the New Plan;

(b)	Options granted under the New Plan are non-assignable and non-transferable and are issuable for a period of up to 10 years and the exercise price must be paid in full upon exercise of options;

(c)	For options granted to Service Providers, both the Company and the Service Provider must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

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

(e)

If an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)

In the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)	The exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Market Price (as defined in Policy 1.1 of the Policies);

(h)

Vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period; and (i) in the event of a change of control occurring, all options subject to vesting provisions shall be deemed to have immediately vested, subject to the TSXV approval;

(i)

Vesting of options granted to Investor Relations Providers will vest over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting, or such longer vesting period as the Board may determine;

(j)

Subject to the requirements of the TSXV Policies and the prior receipt of any necessary Regulatory or Shareholder Approval, the Board may in its absolute discretion to amend, suspend, terminate or discontinue the New Plan with respect to all New Plan shares in respect of options which have not yet been granted under the New Plan.

(k)

The Company must not grant an option to any one director, officer, employee, or management company employees (the “Service Provider”) in any 12 month period that exceeds 5% of the outstanding shares, unless the Company has obtained approval by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders’ meeting, excluding votes attaching to shares beneficially owned by Insiders and their Associates (defined below) (“Disinterested Shareholder Approval”);

a)

The aggregate number of options granted to Investor Relations Service Providers in any 12 month period must not exceed 2% of the outstanding shares calculated at the date of the grant, without the prior consent of the TSXV;

b)

The Company must not grant an option to any one consultant in any 12 month period that exceeds 2% of the outstanding shares, when combined with all of the Company’s other Security Based Compensation Plans, calculated at the date of the grant of the option;

c)	The Company is required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

i.	The New Plan, together with all of the Company’s previous Share Compensation Arrangements (as defined in the New Plan), could result at any time in:

•	Common Shares being issuable to Insiders under the New Plan, when combined with all of the Company’s other Security Based Compensation Plans, exceeding 10% of the Outstanding Shares;

•

Common Shares being issuable to Insiders under the New Plan, when combined with all of the Company’s other Security Based Compensation Plans, exceeding 10% of the Outstanding Shares in any 12 month period;

ii.

the issuance of an aggregate number of Common Shares issuable pursuant to Security Based Compensation granted or issued within any 12 month period to any one Participant exceeding 5% of the Outstanding Shares calculated at the date of grant or issue;

iii.	a reduction in the exercise price of an Option granted hereunder to an Insider or an extension of the term of an Option granted hereunder benefiting an Insider; and

iv.

any amendments that will increase the Company’s ability to amend the New Plan without shareholder approval or any other amendment to an Option that would provide any benefit to an Insider of the Company.

(l)

A black-out period will be in place during which a restriction has been formally imposed by the Company, pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information, on all or any of its Participants whereby such Participants are prohibited from exercising, redeeming or settling their Options, provided that any black-out period must expire following the general disclosure of the undisclosed material information. Should the Expiry Date for an Option fall within a Black-out Period, such Expiry Date shall be automatically extended without any further act or formality to that day which is the tenth (10th) Business Day after the end of the Black-out Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under the Plan.

Material Changes to the New Plan to conform with TSX Venture Exchange updated Policy 4.4 – Security Based Compensation (“Policy 4.4”)

The New Plan now includes the following:

(a)	the addition of certain definitions in the New Plan in accordance with Policy 4.4 definitions;

(b)	disinterested shareholder approval of any extensions to stock options granted to individuals that are Insiders at the time of the proposed amendment as set out in Section 4.12(c) Policy 4.4;

(c)

specific restrictions with respect to adjustments to security based compensation. Any adjustment to stock options granted or issued (except in relation to a consolidation or share split) is subject to the prior acceptance of the TSX Venture Exchange;

(d)	Investor Relations Service Providers may not receive any Security Based Compensation other than Stock Options; and

(e)

The TSX Venture Exchange four month hold period will now apply to Options granted to Consultants in addition to Options granted to Options granted to Insiders or granted at any discount to the Market Price.

The New Plan also allows for option holders to exercise options on a “Cashless Exercise” or “Net Exercise” basis, as now expressly permitted by Policy 4.4. “Cashless Exercise” is a method of exercising stock options in which a securities dealer loans funds to the option holder or sells the same shares as those underlying the option, prior to or in conjunction with the exercise of options, to allow the option holder to fund the exercise of some or all of their options. “Net Exercise” is a method of option exercise under which the option holder does not make any payment to the issuer for the exercise of their options and receives on exercise a number of shares equal to the intrinsic value (current market price less the exercise price) of the option valued at the current market price. Under Policy 4.4, the current market price must be the 5-day volume weighted average trading price prior to option exercise. “Net Exercise” may not be utilized by persons performing investor relations services.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Major Shareholders

To the best of Amarc’s knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Amarc, the only class of securities with voting rights.

Shareholder	Securities Beneficially Owned or Controlled	As a % of the outstanding common shares
The Sutton Group, Inc.	40,423,101	18.03%
Robert A. Dickinson	38,031,665	16.96%
Sun Valley Gold Master Fund Ltd	14,615,384	6.52%

For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of the date of this document, Amarc had authorized unlimited common shares without par value, of which 224,327,364 were issued and outstanding. Amarc’s authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this Annual Report, Amarc’s register of shareholders indicates that Amarc’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	29	204,833,596	91.31%
United States	8	17,955,306	8.00%
Other	1	1,538,462	0.69%
TOTALS	38	224,327,364	100.00%

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

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, travel, conferences, and technology services.

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

In connection with the Additional Loan, the Company issued to the Lender a loan bonus comprising of 1,176,470 common share purchase warrants (the “Bonus Warrants”), each entitling the holder to acquire one common share of the Company until November 26, 2024 at a price of $0.085 per share.

On June 15, 2022, the Company obtained an additional short-term loan (the “Short-term Loan”) of $250,000 with an interest rate of 12% per annum from the Lender.

In January 2023, the Company repaid the Additional Loan and Short-term Loan, including accrued interest accrued to the date of repayment.

The Company entered into a Third Loan Amendment Agreement with the Lender dated November 26, 2024, pursuant to which it agreed to extend the repayment date of the Loan to November 26, 2025.Refer to note 9 of the accompanying financial statements of Amarc for additional monetary disclosures about the abovementioned loans.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc’s audited annual financial statements as at and for the years ended March 31, 2025, 2024 and 2023. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

The following tables set forth for the periods indicated the price history of the Company’s common shares on the TSX Venture and on the OTCQB.

	TSX Venture Exchange		OTCBB/OTCQB
Fiscal Year Ended March 31,	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2025	0.80	0.49	0.575	0.50
2024	0.14	0.08	0.10	0.05
2023	0.17	0.09	0.136	0.07
2022	0.145	0.085	0.12	0.07
2021	0.13	0.03	0.09	0.02
2020	0.08	0.02	0.06	0.02
2019	0.14	0.04	0.11	0.03

	TSX Venture Exchange		OTCQB
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4 2025	0.54	0.47	0.54	0.14
Q3 2025	0.145	0.085	0.15	0.10
Q2 2025	0.17	0.09	0.14	0.09
Q1 2025	0.14	0.08	0.13	0.08
Q4 2024	0.13	0.09	0.09	0.07
Q3 2024	0.11	0.08	0.08	0.05
Q2 2024	0.13	0.09	0.10	0.06
Q1 2024	0.14	0.11	0.10	0.08
Q4 2023	0.17	0.10	0.13	0.09
Q3 2023	0.17	0.12	0.14	0.08
Q2 2023	0.17	0.09	0.12	0.07
Q1 2023	0.12	0.09	0.10	0.07
Q4 2022	0.14	0.10	0.11	0.08
Q3 2022	0.14	0.10	0.11	0.08
Q2 2022	0.14	0.10	0.11	0.09
Q1 2022	0.14	0.11	0.16	0.09
Q4 2021	0.13	0.05	0.09	0.04
Q3 2021	0.08	0.05	0.06	0.04
Q2 2021	0.08	0.04	0.07	0.02
Q1 2021	0.04	0.03	0.03	0.02

	TSX Venture Exchange		OTCQB
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
July 2025 (to the date of this Annual Report)	0.78	0.72	0.58	0.52
June 2025	0.80	0.61	0.57	0.45
May 2025	0.62	0.50	0.45	0.36
April 2025	0.55	0.46	0.41	0.32
March 2025	0.58	0.45	0.42	0.29
February 2025	0.78	0.66	0.53	0.47
January 2025	0.92	0.22	0.50	0.15

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

Officers

Under the original Articles of Association, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chair and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, the Articles do not provide for such restrictions.

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

If a U.S. Holder makes a timely and effective QEF Election, the U.S. Holder must include currently in gross income each year its pro rata share of the Company’s ordinary income and net capital gains, regardless of whether such income and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary income or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in our common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in our common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of our common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary income and net capital gains for the year.U.S. Holders should be aware that there can be no assurance that the Company will satisfy the recordkeeping requirements that apply to a QEF or that the Company will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing on EDGAR, or at the offices of Amarc, Suite 1400 - 1040 West Georgia Street, Vancouver, B.C., V6E 4H1 or on request of Amarc at 604-684-6365, attention: Corporate Secretary. Copies of Amarc’s financial statements and other continuous disclosure documents required under the BC Securities Act are available for viewing on the internet at www.sedarplus.ca.

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

C. INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc’s liabilities consist of routine accounts payable, balance due to a related party, and a loan payable to a director of the Company. The loans bear fixed interest rates. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to note 9 of the accompanying audited annual financial statements for the year ended March 31, 2025.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of March 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of March 31, 2025.

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

Services:		Year ended March 31, 2025	Year ended March 31, 2024
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$45,0001	$37,478
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

		Nil	Nil
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$45,000	$37,478

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

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2025, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18 FINANCIAL STATEMENTS

The following are incorporated herein:

•	Report of the Company’s independent registered public accountants, De Visser Gray LLP, dated July 18, 2025;

•	Statements of financial position as at March 31, 2025 and March 31, 2024;

•	Statements of loss for the years ended March 31, 2025, March 31, 2024, and March 31, 2023;

•	Statements of other comprehensive loss (income) for the years ended March 31, 2025, March 31, 2024, and March 31, 2023;

•	Statements of cash flows for the years ended March 31, 2025, March 31, 2024, and March 31, 2023;

•	Statements of changes in equity for the years ended March 31, 2025, March 31, 2024, and March 31, 2023; and

•	Notes to annual financial statements.

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

MARCH 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Amarc Resources Ltd.,

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Amarc Resources Ltd. (‘the Company’), as of March 31, 2025 and 2024, and the related statements of (income) loss, comprehensive income (loss), changes in equity and cash flows for each of the years in the three year period ended March 31, 2025, and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2025 and 2024 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt as to the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This issue also constitutes, from our perspective, a critical audit matter.

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

2 | Page

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

Vancouver, Canada

July 18, 2025

3 | Page

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

			March 31,	March 31,
			2025	2024
	Note		($)	($)

ASSETS

Current assets
Cash	3		1,211,297	9,007,042
Amounts receivable and other assets	6		109,975	216,124
Marketable securities	4		22,086	41,587
			1,343,358	9,264,753
Non-current assets
Restricted cash	5		514,828	534,828
Right-of-use asset	14		21,858	42,033
Total assets			1,880,044	9,841,614

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8		780,923	1,128,808
Advanced contributions received	7	(b,c)	635,530	5,132,721
Balances due to related parties	12		278,238	147,333
Director's loan	9		966,304	-
Flow through liability	10		-	769,231
Lease liability	14		26,417	23,443
			2,687,412	7,201,536

Non-current liabilities
Director's loan	9		-	784,947
Lease liability	14		2,347	28,764
Total liabilities			2,689,759	8,015,247

Shareholders' equity (deficiency)
Share capital	11		68,863,511	67,236,421
Reserves	11		4,267,374	4,617,658
Accumulated deficit			(73,940,600)	(70,027,712)
			(809,715)	1,826,367

Total liabilities and shareholders' equity			1,880,044	9,841,614

Nature of operations and going concern (note 1)
Events after the reporting period (note 17)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

4 | Page

Amarc Resources Ltd.
Statements of Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares)

			Years ended March 31,
	Note		2025	2024	2023
			($)	($)	($)
Expenses
Exploration and evaluation	7		22,575,096	12,432,493	14,752,416
Assays and analysis			1,861,537	1,454,103	873,408
Drilling			5,387,065	1,056,492	4,814,692
Environmental			96,089	72,002	60,957
Equipment rental			422,759	376,252	623,236
Freight			419,429	77,699	454,102
Geological, including geophysical			3,749,470	3,846,587	1,751,825
Graphics			28,092	28,292	5,846
Helicopter and fuel			4,468,985	1,491,388	2,035,711
Property acquisition and assessments costs			666,406	211,879	141,538
Site activities			4,469,829	3,019,055	3,176,489
Socioeconomic			509,195	351,694	525,645
Technical data			73,910	97,123	80,005
Travel and accommodation			422,330	349,927	208,962

Administration			1,597,495	1,161,870	818,856
Legal, accounting and audit			298,277	109,830	36,854
Office and administration	13	(b)	423,740	417,032	308,828
Rent			35,570	62,908	26,745
Shareholder communication			524,599	366,171	345,484
Travel and accommodation			267,551	135,138	63,233
Trust and regulatory			47,758	70,791	37,712

Equity-settled share-based compensation			350,834	425,460	264,260
Cost recoveries	7		(18,921,430)	(13,178,925)	(14,773,794)

			5,601,995	840,898	1,061,738
Other items
Finance income			(320,574)	(371,222)	(123,727)
Interest expense – director's loans	9		99,000	101,274	126,685
Other interest and finance charges			-	-	285
Accretion expense - office lease			4,722	7,360	9,620
Interest income			-	-	(15,101)
Interest and penalties			69,706	-	-
Other fee income	7		(977,547)	(696,248)	(1,154,570)
Amortization of right-of-use asset			20,175	20,175	20,176
Transaction cost – director's loans	9		181,357	136,942	102,554
Loss on sales of marketable securities			-	-	2,429
Flow through premium recovery	10		(769,231)	-	-
Foreign exchange loss			3,285	4,271	2,494
Net loss			3,912,888	43,450	32,583

Other comprehensive loss
Items that will not be reclassified subsequently to loss:
Change in value of marketable securities			19,501	97,698	167,890
Total other comprehensive loss			3,932,389	141,148	200,473
Basic and diluted loss per share			0.02	0.00	0.00
Weighted average number of common
shares outstanding			216,724,808	194,992,511	186,602,894

The accompanying notes are an integral part of these financial statements.

5 | Page

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Years ended March 31,
	2025	2024	2023

Net loss	$(3,912,888)	$(43,450)	$(32,583)

Other comprehensive loss:
Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	(19,501)	(97,698)	(167,890)
Total other comprehensive loss	(19,501)	(97,698)	(167,890)

Comprehensive loss	$(3,932,389)	$(141,148)	$(200,473)

The accompanying notes are an integral part of these financial statements.

6 | Page

Amarc Resources Ltd.
Statements of Changes in (Deficiency) Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares (#)	Amount ($)	Share-based payments reserve ($)	Investment revaluation reserve ($)	Share warrants reserve ($)	Deficit ($)	Total ($)

Balance at April 1, 2022	186,602,894	65,228,921	2,386,230	(1,327,802)	3,035,907	(69,951,679)	(628,423)
Net loss for the year	-	-	-	-	-	(32,583)	(32,583)
Other comprehensive loss for the year	-	-	-	(167,890)	-	-	(167,890)
Total comprehensive loss	-	-	-	(167,890)	-	(32,583)	(200,473)
Issuance of share purchase warrants	-	-	-	-	99,191	-	99,191
Equity-settled share-based compensation	-	-	264,260	-	-	-	264,260
Balance at March 31, 2023	186,602,894	65,228,921	2,650,490	(1,495,692)	3,135,098	(69,984,262)	(465,445)

Balance at April 1, 2023	186,602,894	65,228,921	2,650,490	(1,495,692)	3,135,098	(69,984,262)	(465,445)
Net loss for the year	-	-	-	-	-	(43,450)	(43,450)
Other comprehensive loss for the year	-	-	-	(97,698)	-	-	(97,698)
Total comprehensive loss	-	-	-	(97,698)	-	(43,450)	(141,148)
Issuance of common shares pursuant to property agreement	100,000	7,500	-	-	-	-	7,500
Issuance of common shares pursuant to property agreement	9,615,385	769,231	-	-	-	-	769,231
Issuance of common shares pursuant to a non-flow-through private placement	15,384,615	2,000,000	-	-	-	-	2,000,000
Issuance of common shares pursuant to a flow-through private placement	-	(769,231)	-	-	-	-	(769,231)
Flow-through share premium liability	-	-	425,460	-	-	-	425,460
Balance at March 31, 2024	211,702,894	67,236,421	3,075,950	(1,593,390)	3,135,098	(70,027,712)	1,826,367
Balance at April 1, 2024	211,702,894	67,236,421	3,075,950	(1,593,390)	3,135,098	(70,027,712)	1,826,367
Net loss for the year	-	-	-	-	-	(3,912,888)	(3,912,888)
Other comprehensive loss for the year	-	-	-	(19,501)	-	-	(19,501)
Total comprehensive loss	-	-	-	(19,501)	-	(3,912,888)	(3,932,389)
Issuance of common shares pursuant to property agreement	100,000	7,500	-	-	-	-	7,500
Shares issued through exercise of options	6,214,668	587,973	-	-	-	-	587,973
Fair value reversal of options exercised		429,161	(429,161)	-	-	-	-
Fair value reversal of warrants exercised		252,456	(252,456)	-	-	-	-
Shares issued through exercise of warrants	6,176,470	350,000	–	-	-	-	350,000
Equity-settled share-based compensation	-	-	350,834	-	-	-	350,834
Balance at March 31, 2025	224,194,032	68,863,511	2,745,167	(1,612,891)	3,135,098	(73,940,600)	(809,715)

The accompanying notes are an integral part of these financial statements.

7 | Page

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

			Years ended March 31,
	Note		2025	2024	2023
			($)	($)	($)
Operating activities
Net loss for the year			(3,912,888)	(43,450)	(32,583)
Adjustments for:
Amortization of right-of-use asset	14		20,175	20,175	20,176
Equity-settled share-based compensation			350,834	425,460	264,260
Flow through premium recovery	10		(769,231)	-	-
Office lease accretion per IFRS 16	14		4,722	7,360	9,620
Office base rent recorded as lease reduction per IFRS 16	14		(28,164)	(28,056)	(26,745)
Property acquisition and assessments costs			7,500	7,500	-
Interest expense – director's loans	9		-	-	78,822
Loss on sales of marketable securities			-	-	2,429
Transaction cost – director's loans	9		181,357	136,942	102,554

Changes in working capital items
Amounts receivable and other assets			106,149	2,227	(169,534)
Restricted cash			20,000	5,006	(361,284)
Accounts payable and accrued liabilities			(347,886)	(52,056)	767,585
Advanced contributions received	7	(b,c)	(4,497,191)	1,008,372	4,124,349
Balances due to related parties			130,905	(383,179)	27,250
Net cash used in operating activities			(8,733,718)	1,106,301	4,806,899

Investing activities
Proceeds from disposition of mineral properties			-	-	1,690
Net cash provided by investing activities			-	-	1,690

Financing activities
Net proceeds from issuance of common shares pursuant to a private placement	11	(a)	-	2,769,231	-
Proceeds from exercise of share purchase warrants	11	(a)	350,000	-	-
Proceeds from option exercise	11	(a)	587,973	-	-
Proceeds from director's loan			-	-	350,000
Repayment of director's loans			-	-	(350,000)
Interest paid on director's loans	9		-	-	(47,863)
Net cash provided by financing activities			937,973	2,769,231	(47,863)

Net decrease in cash			(7,795,745)	3,875,532	4,760,726
Cash, beginning balance			9,007,042	5,131,510	370,784
Cash, ending balance			1,211,297	9,007,042	5,131,510

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

These financial statements as at and for the year ended March 31, 2025 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2025, the Company had cash of $1,211,297, working capital deficiency of $1,344,054, and an accumulated deficit of $73,940,600.

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

(a) Statement of compliance

These Financial Statements have been prepared in accordance IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) effective for the Company’s reporting year ended March 31, 2025.

The Board of Directors of the Company authorized these Financial Statements for issuance on July 18, 2025.

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

9 | Page

The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Specific areas where significant estimates or judgments exist are:

•	assessment of the Company’s ability to continue as a going concern; and

•	Exploration and evaluation expenses and related cost recoveries.

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

10 | Page

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

Exploration and evaluation expenditures include:

•	costs associated with the acquisition of licenses;

•	costs associated with the acquisition of exploration and evaluation of assets, including mineral properties; and,

•	costs associated with exploration and evaluation activities.

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

11 | Page

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

As at March 31, 2025, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2025.

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

(k )Income taxes

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

12 | Page

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

(n) Government assistance

When the Company is entitled to receive the BC Mining Exploration Tax Credit (“BCMETC”) and other government grants, this government assistance is recognized as a cost recovery when there is reasonable assurance of recovery. Any amounts accrued or received typically remain subject to review and revision by government authorities, which may occur within a three-year look-back period. It is not possible to predict the occurrence or outcome of such actions in advance.

(o) IFRS 16, Leases (“IFRS 16”)

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

•	Leases of low value assets; and

•	Leases with a duration of twelve months or less.

13 | Page

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

3 .CASH

The Company’s cash is invested in business accounts, which are available on demand by the Company.

4. MARKETABLE SECURITIES

As at March 31, 2025, the fair value of its current holdings was $22,086 (March 31, 2024 - $41,587) and during the year ended March 31, 2025 there was a negative change of fair value adjustment of $19,501 (March 31, 2024 – $97,698 negative change). The marketable securities include 550,000 units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on the TSX Venture Exchange.

As at March 31, 2025, the Company held the following marketable securities:

Company	Shares/Warrants Held	Cost	Fair Value	Fair Value Decrease
	(#)	($)	($)	($)
Carlyle Commodities Corp - Shares	550,000	907,500	8,250	(899,250)
Carlyle Commodities Corp - Warrants	550,000	727,000	-	(727,000)
Other	1,678,839	14,237	13,836	(401)
Total	2,778,839	1,648,737	22,086	(1,626,651)

5. RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of provincial regulatory authorities upon completion of any required reclamation work on the related projects.

14 | Page

6. AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31, 2025	March 31, 2024
	($)	($)
Sales tax refundable	65,444	158,223
Prepaid	44,531	57,901

	109,975	216,124

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

15 | Page

See also Note 7(d) and Note 17(d).

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

These optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc is the operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to operate the JOY District through a jointly owned corporation with Freeport assuming project operatorship. On May 12, 2025, Freeport met the funding requirement for the 60% interest under an accelerated timeframe (Note 17(b)).

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

The Company initially records the amounts of contributions received or receivable from Freeport pursuant to the Agreement as a liability (advanced contributions received) in the statements of financial position, and subsequently reallocates amounts as cost recoveries in the statements of (income) loss as the Company incurs the related expenditures. During the year ended March 31, 2025, the Company recorded advanced contributions balance of $nil (March 31, 2024 - $1,187,195).

During the year ended March 31, 2025, the Company recorded a gross amount of cost recovery of $11,619,947 offsetting the expenditures incurred pursuant to the Agreement.

(c) DUKE District

In November 2016, the Company agreed to acquire a 100% interest in the DUKE Property mineral claims, part of the DUKE District in central BC, from a private company owned by one of its directors, reimbursing $168,996 in acquisition costs.

DUKE District Agreement with Boliden

On November 22, 2022, the Company announced that it had entered into a Mineral Property Earn-in Agreement (the "Agreement") with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund $30 million of exploration and development expenditures within four years of the effective date of the Agreement. Amarc is the operator during this initial earn-in stage.

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

16 | Page

The Company initially records the amounts of contributions received or receivable from Boliden pursuant to the Agreement as a liability (advanced contributions received) in the statements of financial position, and subsequently recognizes amounts as cost recoveries in the statements of (income) loss as the Company incurs the related expenditures. During the year ended March 31, 2025, the Company recorded advanced contributions balance of $635,530 (March 31, 2024 - $3,945,526).

During the year ended March 31, 2025, the Company recorded a gross amount of cost recovery of $6,858,878 offsetting the expenditures incurred pursuant to the Agreement.

DUKE District Capped Royalty

Amarc holds 100% interest in the 722 km2 DUKE District which is largely free of any underlying royalty.

On July 7, 2023, the Company entered into a mineral property option agreement with an arms-length third party optionor to acquire an 100% interest in and to a property, subject to a 2% NSR royalty in the event of commercial production on the property, payable until $10 million has been paid after which the NSR shall cease. To acquire the property, the Company must issue 200,000 common shares and make annual cash payments of $5,000 to the optionor plus funding an annual scholarship for Indigenous students for a period of 10 years in the amount of $20,000 per year.

(d) Other property transactions

On December 16, 2020, the Company closed the sale of its Newton Property, located in south-central BC, to Isaac Mining Corp., an arms-length private company and a wholly-owned subsidiary of Carlyle Commodities Corp. Amarc retains a 2% NSR Royalty in the Newton Property.

On May 16, 2022, the Company entered into a mineral claims option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property, subject to a 2% NSR royalty in the event of commercial production on the property, payable until $10 million has been paid after which the NSR royalty reduces to 0.5%. The Company paid $100,000 during the year ended March 31, 2023 and shall pay $100,000 on or before May 31, 2023 and each year thereafter to, and including, May 31, 2031 until an aggregate of $1 million has been paid to optionor.

On February 5, 2025, the Company entered into a mineral property option agreement with Canasil Resources Inc. (“Canasil”) pursuant to which Amarc can acquire 100% interest in 22 mineral claims that are located adjacent to its JOY tenure and immediately to the east of its AuRORA copper-gold-silver (“Cu-Au-Ag”) discovery. The terms of the 5-year option to acquire 100% of the Brenda Property require annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. The claims are subject to a 2% net smelter returns royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations or $10 million after commencement of mining. The claims fall largely within the area of common interest under the Amarc - Freeport agreement of 2021 (Note 7(b) and Note 17(d)).

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2025	March 31, 2024
	($)	($)
Accounts payable	488,338	842,821
Accrued liabilities	292,585	285,987
Total	780,923	1,128,808

9. DIRECTOR’S LOAN

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On December 13, 2021, a total of $160,000 in interest was paid. On November 25, 2024, the Lender agreed to extend the repayment date of the Loan to November 26, 2025.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share.

17 | Page

The Company entered into a Second Loan Amendment Agreement dated May 25, 2022, pursuant to which it agreed to a $100,000 increase to the existing Loan (the “Additional Loan”). The Additional Loan was unsecured, bearing an interest at a rate of 10% per annum and was repayable on or before the earlier of November 26, 2024, the occurrence of a default or on achievement of financing milestones.

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

In January 2023, the Company repaid the Additional Loan and Short-term Loan, including accrued interest to the date of repayment.

The change in the Loan balance is as follows:

		Year ended	Year ended
		March 31, 2025	March 31, 2024
		($)	($)
Opening balance		784,947	648,005
Amortization of transaction costs		181,357	136,942
Closing balance		966,304	784,947

		Year ended	Year ended
		March 31, 2025	March 31, 2024
		($)	($)
Current portion		966,304	784,947
Total		966,304	784,947

Finance expenses			Years ended March 31,
	2025	2024	2023
	($)	($)	($)
Interest on loan	99,000	101,274	126,685
Amortization of transaction costs	181,357	136,942	102,554
Total	280,357	238,216	229,239

10. FLOW THROUGH LIABILITY

During the year ended March 31, 2024, the Company issued 15,384,615 flow-through shares at a price of $0.13 per share for gross proceeds of $2,000,000 (the “Financing”) and recognized a flow-through premium liability of $769,231 based on the difference between the flow-through share price and the non-flow-through share price in the concurrent offering. Subsequent to the Financing, the Company did not incur qualifying exploration expenses during the year ended March 31, 2024. The flow-through premium liability outstanding balance relating to these flow-through shares was $769,231 as at March 31, 2024. During the year ended March 31, 2025, the Company incurred qualifying exploration expenses which reduced the flow-through share premium liability to $nil, and which the Company recognized as other income on settlement of flow-through share premium liability.

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

On December 1, 2023, 15,384,615 flow-through shares were issued pursuant to a charity flow-through private placement at a price of $0.13 each, totaling $2,000,000.

18 | Page

On December 1, 2023, 9,615,385 non-flow-through shares were issued pursuant to a non-flow-through private placement at a price of $0.08 each, totaling $769,231.

As at March 31, 2025, the amount of flow-through proceeds remaining to be expensed is $Nil (March 31, 2024 - $2,383,000).

On September 5, 2024, 100,000 common shares issued pursuant to a property agreement at $0.075 per share.

During the year ended March 31, 2025, 2,000,000 common shares were issued at $0.05 per share upon the exercise of options.

During the year ended March 31, 2025, 608,000 common shares were issued at $0.105 per share upon the exercise of options.

During the year ended March 31, 2025, 1,000,000 common shares were issued at $0.11 per share upon the exercise of options.

During the year ended March 31, 2025, 2,340,000 common shares were issued at $0.12 per share upon the exercise of options.

During the year ended March 31, 2025, 266,668 common shares were issued at $0.125 per share upon the exercise of options.

During the year ended March 31, 2025, 5,000,000 flow-through shares were issued at $0.05 per share upon the exercise of warrants.

During the year ended March 31, 2025, 1,176,470 flow-through shares were issued at $0.085 per share upon the exercise of warrants.

As at March 31, 2025, there were 224,194,032 (March 31, 2024 – 211,702,894) Common Shares issued and outstanding.

(b) Share purchase options

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

On February 4, 2025 the Company granted 290,000 incentive stock options to certain associates to acquire an aggregate of 290,000 common shares at $0.67 per share, for a period of five years. All of the options are subject to the required TSX Venture Exchange acceptance and customary vesting provisions over 24 months. The fair value of these options at issue was determined to be $167,134 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 2.66%; expected volatility of 120%; underlying market price of $0.69; strike price of $0.67; and dividend yield of nil.

19 | Page

The following summarizes changes in the Company’s share purchase options:

	March 31, 2025		March 31, 2024
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Beginning balance	0.102	13,410,000	0.100	6,480,000
Cancelled	0.116	(1,480,000)	NA	-
Exercised	0.095	(6,214,668)	NA	-
Expired	0.120	(60,000)	NA	-
Granted	0.670	290,000	0.107	6,930,000
Ending balance	0.133	5,945,332	0.102	13,410,000

The following summarizes information on the options outstanding and exercisable as at March 31, 2025:

		Weighted Average	Number of	Number of
		Remaining Contractual	Options	Options
Exercise price	Expiry date	Life (periods)	Outstanding	Exercisable
$0.125	11-Apr-26	1.03	253,332	168,888
$0.105	22-Mar-29	3.98	5,100,000	5,100,000
$0.105	22-Mar-27	1.98	302,000	302,000
$0.670	4-Feb-30	4.85	290,000	203,000
		3.79	5,945,332	5,773,888

(c) Share purchase warrants

The following common summarizes changes in the Company’s share purchase warrants:

	March 31, 2025		March 31, 2024
	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants
Beginning balance	0.06	10,984,163	0.06	6,176,470
Exercised	0.06	(6,176,470)	NA	-
Granted pursuant to a private placement	NA	-	0.08	4,807,693
Ending balance	0.08	4,807,693	0.06	10,984,163

In December 2023, 4,807,693 share purchase warrants were issued pursuant to a non-flow-through private placement. The share purchase warrants have a strike price of $0.08, an expiry term of 5 years, and are subject to a blocker term that prohibits exercise of the warrants to the extent the holder would as a result of any exercise exceed 19.99% of the issued shares.

The following summarizes information on the warrants outstanding as at March 31, 2025:

		Weighted Average
		Remaining Contractual	Warrants
Exercise price	Expiry date	Life (periods)	Outstanding
$0.080	1-Dec-28	3.67	4,807,693
		3.67	4,807,693

12 .RELATED PARTY TRANSACTIONS

	March 31, 2025	March 31, 2024
Balances due to related parties	($)	($)
Hunter Dickinson Services Inc.	242,569	134,251
United Mineral Services Ltd.	30,173	7,586
Thomas Wilson (CFO fees)	5,496	5,496
Total	278,238	147,333

20 | Page

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

During the years ended March 31, 2025 and 2024, the Company’s President, Chief Executive Officer and Director and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (Note 12(b)).

During the years ended March 31, 2025, the Company recorded share-based compensation expense of $263,523 (March 31, 2024 - $316,771) in relation to 6,600,000 (March 31, 2024 – 7,450,000) stock options issued to directors and officers of the Company in the prior year (Note 11 (b)).

During the years ended March 31, 2025, the Company incurred fees totaling $66,857 (March 31, 2024 -$62,810) in respect of services provided by the Chief Financial Officer.

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

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the

Company, on a non-exclusive basis as needed and as requested by the Company and as available from HDSI (the “Services Agreement”). As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

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

21 | Page

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Years ended March 31,
	2025	2024	2023
(rounded to the nearest thousand CAD)	($)	($)	($)
Services received from HDSI and as requested by the Company	1,977,000	1,278,000	993,000
Information technology – infrastructure and support services	84,000	62,000	60,000
Office rent	53,000	45,000	41,000
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	271,000	329,000	193,000
Total	2,385,000	1,714,000	1,287,000

(c)United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. During the year ended March 31, 2025, the Company incurred fees of $41,938 (2024 - $8,563) in respect of geological services provided by UMS.

13. SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF LOSS

(a) Salaries, fees and benefits

	Years ended March 31,
	2025(1)	2024(1)	2023(1)
Salaries, fees and benefits	($)	($)	($)
Exploration and evaluation expenses	11,372,000	6,777,000	7,130,000
Administration expenses(2)	389,000	347,000	245,000
	11,761,000	7,124,000	7,375,000

Salaries, fees and benefits included in exploration and evaluation expenses and administration expenses are as follows:

(1)	rounded to the nearest thousand dollar
(2)	includes salaries and benefits included in office and administration expenses (Note 13(b)) and other salaries and benefits expenses classified as administration expenses

(b) Office and administration expenses

Office and administration expenses include the following:

	Years ended March 31,
	2025(1)	2024(1)	2023(1)
	($)	($)	($)
Salaries and Benefits	389,000	340,000	245,000
Data processing and retention	13,000	21,000	14,000
Insurance	27,000	26,000	34,000
Other office expenses	55,000	30,000	16,000
	484,000	417,000	309,000

(1) rounded to the nearest thousand dollar

14. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC, from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026.

Right-of-use asset

A summary of the changes in the right-of-use asset for the years ended March 31, 2025 and 2024 are as follows:

Right-of-use-asset	($)
Balance at March 31, 2023	62,208
Amortization	(20,175)
Balance at March 31, 2024	42,033
Amortization	(20,175)
Balance at March 31, 2025	21,858

22 | Page

Lease liability

On May 1, 2021, the Company entered into the lease agreement, which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the years ended March 31, 2025 and 2024 are as follows:

Lease liability	($)
Balance at March 31, 2023	72,903
Lease payment – base rent portion	(28,056)
Lease liability – accretion expense	7,360
Balance as at March 31, 2024	52,207
Current portion	23,443
Long-term portion	28,764

Lease liability	($)
Balance at March 31, 2024	52,207
Lease payment – base rent portion	(28,164)
Lease liability – accretion expense	4,722
Balance at March 31, 2025	28,765
Current portion	26,417
Long-term portion	2,348

The following is a schedule of the Company’s future lease payments (base rent portion) under the lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2026 (April 1, 2025 to March 31, 2026)	28,165
Fiscal 2027 (April 1, 2026 to April 29, 2027) (Note 6)	2,347
Total undiscounted lease payments	30,512
Less: imputed interest	(1,747)
Lease liability as at March 31, 2025	28,765

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

There were no changes to the Company’s approach to capital management during the year ended March 31, 2025.

23 | Page

(b) Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value based on quoted prices in active markets.

As at March 31, 2025 and 2024, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. In the management of liquidity risk, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. The directors of the Company are of the opinion that, taking into account the Company's cash reserves and external financial resources, the Company has sufficient working capital for its current obligations.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at March 31, 2025 and 2024, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2025 and 2024, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

16. INCOME TAXES

(a) Provision for current tax

No provision has been made for current income taxes as the Company has no taxable income.

(b) Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

At March 31, 2025, the Company has unused non-capital loss carry forwards of approximately $13,300,000 (March 31, 2024 - $9.6 million; March 31, 2023 - $10.4 million).

24 | Page

At March 31, 2025, the Company has resource tax pools of approximately $31,000,000 (March 31, 2024 - $31.2 million; March 31, 2023 - $31.1 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

(d) Reconciliation of effective tax rate

	March 31,	March 31,
	2025	2024

Net income (loss) for the year	(3,912,888)	(43,450)
Total income tax expense	-	-
	(3,912,888)	(43,450)

Income tax expense (recovery) using the Company's tax rate	(1,056,000)	(12,000)
Non-deductible expenses and other	133,000	154,000
Temporary difference booked to reserve	(3,000)	(13,000)
Deferred income tax assets not recognized	926,000	(129,000)

The Company’s statutory tax rate was 27% (2024 – 27%; 2023 – 27%) and its effective tax rate is nil (2024 – nil; 2023 – nil).

(d) Deductible temporary differences

At March 31, 2025, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

Expiry	Tax Losses (Capital)	Tax Losses (Non-Capital)	Resource Pools	Other
Within one year	-	-	-	-
One to five years	-	-	-	-
After five years	-	13,282,000	-	1,011,000
No expiry date	2,175,000	-	31,036,000	77,000
	2,175,000	13,282,000	31,036,000	1,088,000

17. EVENTS AFTER THE REPORTING PERIOD

(a) Exercise of Options

Subsequent to the year ended on March 31, 2025, the following options were exercised: 133,332 options at $0.125 per share.

(b) Freeport Earns Initial 60% Interest in the JOY District

Subsequent to the year ended on March 31, 2025, on May 29, 2025, the Company announced that Freeport has provided notice under the Mineral Property Earn-In Agreement (the “Agreement”) (Note 7(b)) that it has invested CAD $35 million, under an accelerated time frame, and earned an initial 60% interest in the JOY District. The calendar 2025 program of CAD $10 million is subject to Freeport electing to proceed to fund an additional CAD $75 million in exploration and development programs under Stage 2 of the Agreement. At Freeport’s request, Amarc has agreed to continue managing all aspects of the exploration work programs.

(c) Issuance of Options

Subsequent to the year ended on March 31, 2025, the following options were issued: 100,000 options at $0.68 per share and 100,000 options at $0.77 per share.

(d) Additional JOY District Potential

Brenda Property

Subsequent to the year ended on March 31, 2025, Freeport has exercised its right to have the entire Brenda Property (Note 7(d)) included in the Mineral Property Earn-In Agreement (the “Agreement”) for the JOY District.

PIL Property

In addition, Freeport has an option to acquire 80% of the PIL Property from Finlay Minerals Ltd. (“Finlay”). Approximately 32% (42.34 km2) of the PIL Property mineral claims area lies within the area of common interest under the Agreement. The Company has exercised its right to have the area under common interest brought into the JOY District. Freeport is responsible for making all expenditures to fund the exercise of the PIL Property option with Finlay. Expenditures incurred within the area of common interest will be credited towards the Agreement with Amarc. If Freeport acquires its interest in the PIL Property, Amarc will have a maximum interest of 24% of the PIL Property.

25 | Page

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company's Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit

1.1	Articles of Amarc Resources Ltd., as amended (1)

4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004, as amended. (2)

4.1	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008 as superseded by the Services Agreement dated July 2, 2010. (2)

11.1	Code of Ethics (2)

14.1	Share Option Plan of Amarc Resources Ltd. dated for reference February 6, 2024, as amended (3)

(1)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.

(2)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

(3)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended March 31, 2024, filed with the Securities and Exchange Commission on July 31, 2024.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Thomas Wilson

Chief Financial Officer

DATED: July 24, 2025