Form 20-F
period 2026-03-31
AMARC RESOURCES LTD
filed 2026-07-28
CIK 1175596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Carol Li, Chief Financial Officer

carolli@amarcresources.com

Phone: 604-684-6365

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

225,377,364 common shares as of March 31, 2026

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

Except as noted, the information set forth in this Annual Report is as of July 23, 2026 and all information included in this document should only be considered correct as of such date.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Amarc extracted from the Company’s audited financial statements for the fiscal year ended March 31, 2026 and related fiscal years. The data should be read in conjunction with the Company’s audited financial statements included as Item 18 in this Annual Report.

The following table is derived from the financial statements of the Company which have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) effective for each of the Company’s fiscal year presented.

The following selected financial data is presented in thousands of Canadian Dollars.

Statements of Financial Position Data

($ 000’s)	2026	2025	2024	2023	2022
Total assets	$2,057	$1,880	$9,842	$6,091	$991
Total liabilities	2,789	2,690	8,015	6,556	1,620
Working capital surplus (deficit)	(1,259)	(1,344)	2,063	(367)	(172)
Share capital	69,645	68,864	67,236	65,229	65,229
Reserves	4,482	4,267	4,618	4,289	4,094
Accumulated deficit	(74,870)	(73,940)	(70,027)	(69,984)	(69,952)
Net assets (liabilities)	(743)	(809)	1,826	(465)	(628)
Shareholders’ equity (deficiency)	(743)	(809)	1,826	(465)	(628)

Statements of Comprehensive Loss Data

($ 000’s, except per share amounts and number of shares)	2026	2025	2024	2023	2022
Interest and other income	$(127)	$(321)	$(371)	$(139)	$(19)
General and administrative expenses	1,819	1,597	1,162	819	617
Exploration expenditures	19,179	22,575	12,432	14,752	5,386
Cost recoveries	(18,962)	(18,921)	(13,179)	(14,774)	(5,539)
Share-based payments	273	351	425	264	124
Other	(1,391)	(1,368)	(426)	(890)	(205)
Gain on sale of mineral property	–	–	–	–	–
Property option proceeds	–	–	–	–	–
Net income (loss) for the year	(930)	(3,913)	(43)	(32)	(364)
Other comprehensive income (loss)	(16)	(19)	(98)	(168)	(715)
Total comprehensive income (loss)	$(946)	$(3,932)	$(141)	$(200)	$(1,079)

Basic and diluted net earnings (loss) per share	$0.00	$(0.00)	$(0.00)	$(0.01)	$0.01
Weighted average number of common shares outstanding	224,931,565	194,992,511	186,602,894	181,479,873	178,666,081

Currency and Exchange Rates

As of the date of this Annual Report, the average rate of exchange of the Canadian Dollar was US$1.00 = Canadian $1.41. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended March 31 (Canadian Dollar per U.S. Dollar)
	2026	2025	2024	2023	2022
End of period	$1.3939	$1.4376	$1.3536	$1.3533	$1.2655
Average for the period	$1.3820	$1.3913	$1.3483	$1.3230	$1.2536
High for the period	$1.4348	$1.4603	$1.3891	$1.3856	$1.2942
Low for the period	$1.3515	$1.3460	$1.3091	$1.2451	$1.2040

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
July 2026 (to the date of this Annual Report)	$1.4183	$1.4014
June 2026	$1.4234	$1.3834
May 2026	$1.3831	$1.3576
April 2026	$1.3918	$1.3615
March 2026	$1.3939	$1.3567
February 2026	$1.3708	$1.3544

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

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, landslides, environmental hazards, the discharge of toxic chemicals and other hazards, and the inability to obtain suitable or adequate machinery, equipment or labour, are other risks involved in the conduct of exploration programs, and in the development and operation of mines. Such occurrences may delay development of the Company’s properties, delay production, increase production costs or result in liability.

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

The Russian-Ukrainian and the Middle Eastern Conflicts – Potential Effects Which Could Detrimentally Affect the Global Economy, Peace and Stability in Europe and the Middle East, Respectively, and Beyond, and Our Business and Share Price.

Russian military forces invaded Ukraine in February 2022. In response, Ukrainian military personnel and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to the Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide-ranging consequences on the peace and stability of the region and the world economy. In addition, certain countries including Canada and the United States, have imposed strict financial and trade sanctions against Russia, which sanctions may have far reaching effects on the global economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain and could have an adverse impact on the Company’s business and results of operations and may have wide-ranging consequences on the peace and stability of the region and the world economy.

The Israel-Hamas conflict began on October 7, 2023 and escalated. Although currently a ceasefire agreement has been signed, it is not certain the conflict is fully resolved. On February 28, 2026, the U.S. and Israel launched a coordinated joint attack on many sites in Iran. As of the date of this document the scope and duration of this conflict, as well as any impacts on the Company’s business and results of operations are unknown.

The conflicts could affect the economies and securities markets of countries in ways that cannot necessarily be foreseen at the present time. These events could also exacerbate other pre-existing political, social and economic risks. Such events could also cause substantial market volatility, exchange trading suspensions and closures and affect the Company’s performance, the price of its securities and its ability to successfully raise capital at reasonable rates or at all. As a result, the market price of the Company’s common shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed.

Although we do not have employees, suppliers or business activities in Ukraine or Russia, or in the Middle East at this time, the conflicts may have a detrimental impact on our business and operations at some point in the future if the conflicts spread, escalates or affects Europe and the Middle East, respectively, or the world more broadly.

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

On April 22, 2026, Amarc commenced trading on the Frankfurt Stock Exchange (“FSE”) under the trading symbol AQ5.

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

Amarc is focused on the district-scale JOY, DUKE and IKE projects (the “JOY District”, the “DUKE District” and the “IKE District”) in northern, central and southern BC, respectively. These districts are largely directed toward the discovery and advancement of porphyry Cu±Au±Mo±Ag deposits. Each of Amarc’s three districts is situated in proximity to industrial infrastructure – including power, highways and rail.

Figure 1

Figure 1 shows the location of the Amarc’s three districts in BC in respect to operating and past producing mines, and advanced stage exploration projects held by other operators and focused on porphyry Cu deposits.

Note: Amarc holds ownership interests in only the JOY, DUKE and IKE Districts denoted on the map with a “star”.

Amarc holds 40% interest and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) holds 60% interest in the private joint venture company AuRORA Minerals Ltd. (“AuRORA Minerals”) which holds the JOY District mineral rights and titles. Amarc holds 40% interest and Boliden Mineral Canada Ltd. (“Boliden”) holds 60% interest in the DUKE District through a 60:40 joint venture (the “DUKE JV”). Amarc is the 100% owner of the IKE District. Amarc is manager at JOY and operator at DUKE and IKE.

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

The Company has received from the BC Ministry of Mines and Critical Minerals all required permits for its completed and ongoing exploration activities, which include routine exploration permits for both drilling and Induced Polarization (“IP”) ground geophysical surveys.

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

The JOY District is in the Toodoggone Region of north-central BC, adjacent to the north of the prolific Kemess porphyry Au-Cu district (the “Kemess District”). The JOY claims are located approximately 20 km north of the former Kemess South Mine, the government-approved Kemess Underground project and the Kemess East deposit, held by Centerra Gold. The JOY District hosts the new AuRORA Au-Cu-Ag Deposit discovery, the TWINS and CANYON Discoveries, the historical PINE and Brenda Deposits and a pipeline of Au-Cu deposit targets.

The 2026 exploration program, commenced in July, includes further drilling and other studies focused on the new AuRORA Deposit, TWINS Discovery and other JOY District targets. The $20 million program is fully funded by Freeport, through AuRORA Minerals, a private joint venture corporation owned 60% by Freeport and 40% by Amarc (Amarc July 21, 2026 release). The 2026 expenditures are part of Freeport’s $75 million earn-in for an additional 10% interest in the JOY District under Stage 2 of the Mineral Property Earn in Agreement for a total 70% earned interest (Amarc release September 4, 2025). The Company has the required drill and IP permits in hand for the work program.

In 2025, a total of 15,381 m of core drilling was completed in 35 drillholes across the JOY District with up to four drill rigs. Twenty-four of these holes were drilled at AuRORA Deposit, largely focused on step-out drilling which expanded the deposit over an area measuring 1.4 km by 800 m and remains open to further expansion (Amarc release January 23, 2026). Other notable results from 2025 includes additional mineralization intercepted at the TWINS Au-Cu Discovery.

The AuRORA porphyry Au-Cu-Ag deposit was discovered by drilling in 2024. Some 20 initial holes were drilled at AuRORA in 2024 over an area of some 600 m x 600 m, intercepting high grades of Au, in combination with strong Cu and Ag values in mineralization with good lateral and vertical continuity near to the surface.

Overall, 16,883 m of core was drilled in 40 drill holes at seven targets across the JOY District during the 2024 program which also confirmed discovery of important mineralization at the Twins Au-Cu deposit target. The 2023 exploration program included extensive airborne and surface surveys focused on the detailed refinement of multiple porphyry Cu-Au deposit targets clustered along the mineralized trends that extend over the property.

Some 15,427 m of drilling completed JOY in 2022, which together with geophysics surveys identified several mineralized trends across the JOY District indicating the potential for clustered porphyry deposits that remain to be fully explored. In addition, the mineralization at the PINE Deposit was expanded over 1,700 m, substantial new porphyry Au-Cu mineralization was discovered at the largely overburden covered Canyon deposit target; and widely spaced initial scout drilling of the Twins sulphide system encountered widespread porphyry mineralization, highlighting significant exploration potential.

The DUKE District is located 80 km northeast of Smithers within the broader Babine District, a 40 by 100 km north-northwesterly striking mineralized belt that hosts Noranda Mines’ past producing Bell and Granisle Cu-Au mines. The DUKE District includes both the DUKE porphyry Cu-Mo-Au-Ag deposit target (the “DUKE Deposit”) and multiple porphyry Cu-Au±Mo±Ag deposit targets generated from the Company’s comprehensive district-scale targeting programs.

1 Crown Grants are an old form of tenure that are small in area and on which certain mineral rights are granted. An annual rental is paid on the crown grants.

Amarc entered into a funding agreement on the DUKE District with Boliden Mineral Canada Ltd. (“Boliden”), a wholly owned subsidiary of the Boliden Group in 2022 (Amarc November 22, 2022 release). To the end of 2025 Boliden had completed an investment of $30 million and, effective as of April 1, 2026, the DUKE JV commenced (see “DUKE District – Property Description, Agreement with Boliden”). In June, Amarc announced the 2026 field surveys had commenced designed to firm up Cu-Au deposit targets for potential drill testing later in the season. The planned $4 million program is fully funded by Boliden. Under the terms of the DUKE JV, Amarc has 180 days from April 30, 2026, to elect to contribute $2.66 million in funding to the program to maintain its full 40% interest in the JV (Amarc release June 25, 2026). Amarc is continuing as project operator. The Company has the required drill and IP permits in hand for the work program.

Programs at DUKE over the past several years have expanded the DUKE Cu-Mo-Au-Ag Deposit over an area measuring 900 m x 600 m, which remains open to expansion, and have also revealed potential for the development of a porphyry Cu-Au district. The systematic and extensive exploration continues to identify prospective, Cu-Au mineralized targets while efficiently screening out less prospective areas (Amarc release July 2, 2025). In 2025, five drill holes were completed in the greater DUKE Target area which hosts the DUKE Deposit, including two holes (DK25086, DK25087) drilled within the east-west trending South Graben Fault (“SGF”) structural corridor which, like many other mineralized corridors in the Babine Region, is proving to have a spatial relationship to the development of mineralized zones (Amarc release June 25, 2024). The holes encountered new mineralization which is open to expansion with further drilling. The three other holes were drilled along a 440 m long east-west fence across the southern end of DUKE Offset, extending this northwestern deposit-area.

Also in 2025, drilling in the DUKE District included five holes completed across a 2.3 km long east-northeast trending fence on the DUKE property, on the north side of the NAK Deposit mineral tenure (held by a third party2), that confirmed a centre of anomalous porphyry-style Cu-Au mineralization that warrants follow up.

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

The 2024 program focused on the potential of the historical Empress Cu-Au Deposit, where drilling by previous companies of the replacement style mineralization encountered encouraging Cu and Au grades. Amarc invested approximately $2.9 million on the 2024 program. Key results are provided under IKE District, with further details in the Company’s May 14, 2025, release.

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

2American Eagle website https://americaneaglegold.ca

Figure 2

Property Description

Amarc owns 40% common shares of AuRORA Minerals Ltd, (“AuRORA Minerals”) a private joint venture company that owns 125 mineral claims and other rights that comprise the JOY District (see Agreement with Freeport below). Amarc manages programs on behalf of AuRORA Minerals. The JOY project, as shown in Figure 3, comprises (1) the JOY, PINE and Paula properties acquired from other companies (as described below), and claims staked by Amarc totaling 125 mineral claims, covering an area of 54,332 hectares (134,257 acres); 122 of the claims have an expiry date of January 1, 2036 and three have an expiry date of March 19, 2036; and (2) properties held under option agreements with other companies. The latter properties include 22 mineral claims (44.5 hectares/109.96 acres; expiry date November 25, 2030) comprising the Brenda Property held under option by Amarc (see Brenda Property Option below) from Canasil Resources Inc., and a portion (42.34 hectares/104.62 acres) of the mineral claims (expiry dates of November and December 2036, and February 2037) comprising the PIL Property held under option by Freeport from Finlay Minerals Ltd., which lie within the area of interest as defined by the JOY Agreement (see further details under PIL Property below).

Figure 3

HDI AMARC
AMARC Resources Ltd.
JOY/Brenda Property
and PIL Property
Mineral Claims
Legend
JOY Project
Mineral Claims
Brenda Project
Mineral Claim
PIL Mineral
Claims
0
5
Kilometers
1:165,000
NAD83 UTM Zone 9N
Map Date: 2025/07/15
Created For 8.5x11" Paper
Image Capture
Microsoft Corp Earthstar Geographics
2023/07/13
N

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

The PINE property is subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production. In addition, the PINE property is subject to. a 2.5% NPI royalty on mineral claims comprising about 96% of the PINE property, and a 1% NSR royalty on the balance of the property claims. The NPI royalty can be reduced to 1.25% at any time through the payment of $2.5 million in cash or shares and the NSR royalty can be reduced to 0.50% through payment of $2.5 million in cash or shares.

The Paula property claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

Agreement with Freeport

On May 12, 2021, Amarc announced it entered into an agreement with Freeport pursuant to which Freeport may acquire, through a staged two-stage option up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10-year period.

In May 2025, Freeport provided notice under the Mineral Property Earn-In Agreement that it had invested $35 million, under an accelerated time frame, and earned an initial 60% interest in the JOY District (Amarc May 29, 2025 release) held through AuRORA Minerals. While Freeport is now the Operator of JOY, Aurora Minerals has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement.

In September 2026, Freeport formally elected to proceed to Stage 2 of the JOY Agreement to earn a further 10% interest for a total 70% interest by spending an additional $75 million within 5 years at a rate of no less than $10 million per year (Amarc September 4, 2026 release). The 2025 JOY exploration program expenditures were funded, and the planned 2026 expenditures will be funded by Freeport under Stage 2.

Once Freeport has finalized its earned ownership interest at the 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 70:30 basis.

Brenda Property Option

In February 2025, Amarc announced that it signed a mineral property option agreement with Canasil Resources Inc. (“Canasil”) pursuant to which Amarc can acquire 100% interest in 22 mineral claims (44.5 hectares) that are located adjacent to its JOY tenure and immediately to the east of its AuRORA Au-Cu-Ag discovery (Amarc February 11, 2025 release).

The terms of the 5-year option to acquire 100% of the Brenda Property require annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. To March 31, 2026, a total of $800,000 in option payments have been made. The claims are subject to a 2% net smelter returns royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations and $10 million after commencement of mining. In July 2025, Amarc announced that Freeport had exercised its right to have the entire Brenda tenure included in the JOY Agreement (Amarc July 16, 2025 release).

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

Project Highlights

Exploration at JOY has made three discoveries in the past four years. The most significant of these is the gold-rich AuRORA porphyry Au-Cu-Ag deposit, discovered in 2024 and expanded by drilling in 2025 over an area measuring 1.4 km by 600 m which remains open (see “Recent Work, 2025 Program”). Drilling at TWINS in 2024 confirmed the Au-Cu Discovery and in 2025 encountered long intersections of Au-Cu mineralization at depth which require further drilling. Recent work also expanded the Canyon Au-Cu Discovery and PINE porphyry Au-Cu deposit (the “PINE Deposit”), which remain open, and established a pipeline of other porphyry Au-Cu targets across the District (Figure 4).

AuRORA Deposit (pre-2025):

The porphyry Au-Cu-Ag AuRORA Deposit was discovered within the expansive NWG Target, in an area of the JOY District that until 2024 had not been drill tested. Twenty initial holes encountered gold-enriched mineralization with strong Cu and Ag values over an area of some 600 m x 600 m. The AuRORA mineralization is characterized by good lateral and vertical continuity near to the surface.

Hole JP24057, the first hole ever drilled at AuRORA, intersected a new porphyry Au-Cu-Ag system hosting high and continuous Au grades (Table 1). Amarc then initiated systematic step out drilling with three core rigs, with a view to begin to outline the deposit.

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

Table 1: JOY AuRORA Deposit Discovery - 2024 Mineralized Intervals of Significance

Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)
8000N	JP24083		74.00	278.00	204.00	0.74	0.28	3.9
		Incl.	157.35	208.20	50.85	1.51	0.53	6.5
		and	164.00	182.00	18.00	2.05	0.62	6.8
7900N	JP24082		131.00	277.95	146.95	0.34	0.22	3.2
		Incl.	161.00	277.95	116.95	0.39	0.25	3.8
		And	212.00	242.00	30.00	0.84	0.54	7.2
	JP24060		31.00	59.00	28.00	0.19	0.16	0.7
			74.00	203.90	129.90	2.40	0.61	5.3
		Incl.	104.00	185.00	81.00	3.58	0.85	7.4
		And	131.00	182.00	51.00	4.48	0.96	8.4
	JP24063		25.40	40.40	15.00	0.25	0.08	0.5
			70.40	202.05	131.65	1.01	0.30	2.8
		Incl.	102.95	202.05	99.10	1.17	0.33	3.2
			242.00	253.40	11.40	1.55	0.34	3.5
			301.40	334.80	33.40	0.32	0.10	1.0
			349.40	355.40	6.00	0.31	0.07	0.5
			370.40	376.40	6.00	0.23	0.08	0.7
			382.40	412.40	30.00	0.20	0.08	1.0
			418.40	424.15	5.75	0.33	0.06	0.9
	JP24068		47.40	239.40	192.00	0.52	0.25	2.6
		Incl.	104.40	187.00	82.60	0.75	0.34	3.8
		and	113.40	154.25	40.85	0.89	0.41	4.8
	JP24073		102.00	321.00	219.00	0.98	0.24	2.0
		Incl.	102.00	233.20	131.20	1.40	0.34	2.8
		and	138.00	233.20	95.20	1.62	0.37	2.9
		and	147.00	156.00	9.00	2.47	0.54	5.7
		Incl.	240.00	261.00	21.00	0.45	0.09	1.0
		Incl.	270.00	321.00	51.00	0.40	0.11	0.8
			333.00	345.00	12.00	0.21	0.07	0.5
			354.00	363.00	9.00	0.15	0.08	1.0
			372.00	387.00	15.00	0.42	0.07	0.8
	JP24075		33.50	299.15	265.65	1.24	0.31	3.4
		Incl.	36.70	164.40	127.70	2.21	0.50	5.1
		and	36.70	146.00	109.30	2.41	0.51	5.3
		and	36.70	47.00	10.30	3.60	0.61	6.1
		and	56.80	84.00	27.20	3.08	0.51	6.7
		and	95.00	128.00	33.00	2.39	0.59	6.1
		Incl.	164.40	299.15	134.75	0.34	0.13	1.9
7900N	JP24077		141.30	187.00	45.70	0.54	0.22	2.0
	JP24072		36.00	101.60	65.60	0.23	0.11	1.6
		Incl.	72.00	101.60	29.60	0.32	0.15	1.9

Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)
7800N	JP24057		18.00	100.00	82.00	1.24	0.38	2.5
		Incl.	58.00	100.00	42.00	1.97	0.49	3.6
			120.29	190.00	69.71 [4]	2.56	0.42	5.0
		Incl.	120.29	166.00	45.71	3.30	0.56	6.2
		And	120.29	136.00	15.71	4.54	0.84	8.6
	JP24059		24.00	295.25	271.25	0.98	0.25	1.9
		Incl.	24.00	194.50	170.50	1.32	0.34	2.6
		And	106.00	194.50	88.50	2.29	0.46	3.7
		Incl.	211.00	239.10	28.10	0.99	0.18	1.1
	JP24071		21.10	233.00	211.90 [5]	1.36	0.40	3.4
		Incl.	104.00	212.00	108.00	2.38	0.60	5.2
	JP24074		69.00	231.00	162.00	2.19	0.63	7.0
		Incl.	84.00	231.00	147.00	2.40	0.69	7.6
		And	111.00	219.00	108.00	3.09	0.82	9.0
		And	135.00	216.00	81.00	3.69	0.92	9.7
	JP24076		57.00	198.00	141.00 [6]	0.73	0.18	1.3
		Incl.	102.00	198.00	96.00	1.00	0.24	1.8
		And	129.00	180.00	51.00	1.44	0.31	2.2
	JP24079		179.00	189.50	10.50	0.06	0.24	2.7
			341.00	400.70	59.70	0.29	0.08	1.7
7700N	JP24080		74.00	128.00	54.00	0.17	0.08	0.8
			137.00	269.00	132.00	1.87	0.63	5.2
		Incl.	167.00	257.00	90.00	2.53	0.81	6.5
		and	191.00	257.00	66.00	2.93	0.92	7.4
		and	215.00	239.00	24.00	4.95	1.35	10.8
	JP24081		19.00	28.00	9.00	0.24	0.07	5.2
			40.00	52.00	12.00	0.24	0.08	0.4
			73.00	295.00	222.00	0.40	0.18	2.0
		Incl.	190.00	235.00	45.00	0.82	0.23	2.7
7600N	JP24084		135.00	288.005	153.00[7]	0.39	0.16	1.6
		Incl.	192.00	246.00	54.00	0.61	0.21	1.9
7500N	JP24061		179.00	236.40	57.40	0.24	0.13	1.4
			244.75	268.60	23.85	0.35	0.14	1.7

Notes to Table 1:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.	Drill hole JP24057 interval 166-169 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
5.	Drill hole JP24071 interval 179-182 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
6.	Drill hole JP24076 intervals 72-75 m, 78-81 m and 96-102 m comprised broken ground, no core was recovered, and each was therefore averaged at zero grade.
7.	Drill hole JP24084 interval 201-207 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
8.	Hole JP24085 had no significant intersection.

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

PINE Trend (pre-2025)

The PINE (6 km2) Deposit, and TWINS and Canyon Discoveries, the SWT Deposit Target form the 15.5 km northeast trending PINE Trend. Amarc’s work prior to 2021 had identified a number of porphyry Cu-Au exploration target areas with drill targets, or that could be brought to drill ready status with focused exploration surveys.  An effective target strategy was achieved by combining and interpreting information from the Company’s exploration surveys and historical datasets, including results from soil sampling, airborne magnetic and IP geophysical surveys, geological and alteration mapping and historical drilling.  This strategy led to the AuRORA Deposit discovery, TWINS and CANYON Discoveries and expansion of the PINE Deposit.

Pine Deposit: The PINE Deposit within the JOY District has seen several phases of historical exploration and drilling. Work by Amarc prior to 2021 identified expansion potential at both the PINE Deposit and the MEX deposit target requiring drill testing

In 2021, Amarc work crews completed a comprehensive exploration program at JOY, designed to advance delineation of the PINE Deposit as well as assess several of the high potential deposit targets (November 15, 2021 news release).  This program included the drilling of nine core drill holes (over 4,300 m) and the relogging of over 60 historical core drill holes, mainly from the PINE porphyry Au-Cu deposit, along with completion of 42 line-km of IP geophysical survey, and collection of 684 grid soil geochemical samples and 179 rock geochemical samples during geological traverses over a number of the target areas.

Three long core holes (up to 701 m in length) completed in 2021 (Amarc March 7, 2022 release) in the PINE Deposit intercepted significant mineralization over a strike length of 1,100 m and to a vertical depth of at least 550 m. These drill holes intercepted some of the highest grade Au-Cu mineralization over the longest intervals that had been encountered to date at the PINE Deposit. Highlights from the 2021 PINE drilling include:

•	101.90 m of 0.57 g/t Au, 0.23% Cu and 2.4 g/t Ag (JP21007)
•	29.00 m of 0.44 g/t Au, 0.20% Cu and 2.1 g/t Ag (JP21007)
•	66.60 m of 0.32 g/t Au, 0.21% Cu and 1.5 g/t Ag (JP21008)
•	244.10 m of 0.41 g/t Au, 0.11% Cu and 1.2 g/t Ag
including 135.00 m of 0.53 g/t Au, 0.14% Cu and 1.2 g/t Ag (JP21009)

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

The 2021 work at PINE also indicated potential for the discovery of other centres of porphyry Cu-Au mineralization within the area of the overall PINE mineralized system. Amarc’s hole JP21009, located 500 m northeast of the PINE Deposit (see intercepts above) indicating potential to the northeast (Amarc March 7, 2022 release). Historical drilling also indicates potential to the southwest of the PINE Deposit. For example, the historical hole located furthest away to the southwest but within the current known limits of the PINE system (PIN09-04) returned 105 m at 0.15 g/t Au, 0.08% Cu and 1.1 g/t Ag.

In 2022, Amarc completed 37 core holes (15,427 m) that expanded the PINE Deposit to over a 1,700 m strike length, discovered new porphyry Au-Cu mineralization at the 5 km2 Canyon deposit target, and further defined additional deposit-scale porphyry systems requiring exploration drilling. Highlights from 2022 PINE Deposit Drilling include:

•	204 m of 0.41 g/t Au, 0.18% Cu and 2.3 g/t Ag (JP22010)
•	105 m of 0.47 g/t Au, 0.13% Cu and 1.8 g/t Ag (JP22013)
•	107 m of 0.37 g/t Au, 0.09% Cu and 1.2 g/t Ag (JP22015)
•	179 m of 0.36 g/t Au, 0.11% Cu and 1.2 g/t Ag (JP22017)

In addition to extending the PINE Deposit to 1,700 m, outboard, wider spaced and mainly historical drilling indicating the potential to expand this footprint to over 2,600 m. Drilling also highlighted the favorable geometry of the PINE Deposit: most of the known mineralization occurs from surface to 300 m depth, and locally extends to 550 m depth. Additionally, the PINE Deposit and its expansion potential is hosted within a larger 6 km2 mineralized system, which remains to be fully explored (Amarc March 2, 2023 release), and other centers of higher Au-Cu grade began to emerge along the PINE Deposit trend. For example, in the northeastern area of this trend intersected porphyry mineralization over 600 m of strike length, including:

•	63 m of 0.52 g/t Au, 0.14% Cu and 1.2 g/t Ag, within 179 m of 0.36 g/t Au, 0.11% Cu and 1.2 g/t Ag in JP22017
•	57 m of 0.53 g/t Au, 0.10% Cu and 1.3 g/t Ag, within 107 m of 0.37 g/t Au, 0.09% Cu and 1.2 g/t Ag in JP22015
•	135 m of 0.53 g/t Au, 0.14% Cu and 1.2 g/t Ag, within 244 m of 0.41 g/t Au, 0.11% Cu and 1.2 g/t Ag in JP21009 completed in 2021.

In 2024, drill hole JP24058 was designed to step out 250 m to the southeast from the known PINE Deposit to look for lateral extensions and high grade feeder structures. Unfortunately, the hole was deflected off course after intersecting a fault; however, JP24058 successfully intersected 182 m of 0.26 g/t Au, 0.16% Cu and 2.3 g/t Ag from 368 m, including 110 m of 0.34 g/t Au, 0.23% Cu, 3.1 g/t Ag from 440 m and 37 m of 0.51 g/t Au, 0.48% Cu and 3.7 g/t Ag from 785 m. These mineralized intersections have expanded the PINE Deposit 180 m to the east and 180 m to the south. Significant additional drilling is required to fully delineate the PINE Deposit and assess the Au-Cu potential within the greater PINE Target.

TWINS Discovery: The prospective Twins porphyry target sulphide system is defined by an 8.5 km2 IP chargeability geophysics anomaly. One of the early scout holes JP22020, tested a magnetic high within the chargeability anomaly and intersected a broad 204 m geochemically anomalous interval with 136 ppb Au and 345 ppm Cu from 12 m, and was considered to be in proximity to a porphyry Au-Cu deposit. A scout drill hole completed by Amarc in 2021 (JP21004), intersected 63 m of 0.15 g/t Au and 0.5 g/t Ag, including 39 m of 0.19 g/t Au, 0.11% Cu and 0.6 g/t Ag (Amarc March 7, 2022 release). In 2022, very widely spaced follow-up reconnaissance drill holes, ranging in length from 216 m to 384 m, targeted magnetic high features within the extensive IP chargeability footprint and encountered widespread indications of porphyry Cu-Au mineralization.

Based on comparisons with the Canyon Discovery (see below) and the PINE Deposit (above), intervals of porphyry Cu-Au mineralization, including 27 m of 0.30 g/t Au, 0.12% Cu and 1.2 g/t Ag in JP22019 and 204 m of 0.14 g/t Au, 0.03% Cu and 0.4 g/t Ag in JP22020, were thought to potentially represent the lateral or upper parts of a yet undiscovered porphyry Au-Cu center (Amarc March 2, 2023 release). The large footprint of this target, its veneer of glacial overburden cover, and Au-Cu intercepts in the widely spaced and relatively shallow drill holes highlight the exploration potential for the discovery of another porphyry Cu-Au deposit at Twins. Follow up hole JP24051 in 2024 was set back 187 m to the northeast and drilled on the same section but below JP22020: it returned intercepts of 96 m of 0.27 g/t Au, 0.09% Cu and 0.5 g/t Ag from 345 m, and 124 m of 0.35 g/t Au, 0.13% Cu and 0.6 g/t Ag from 491 m. Additional drilling was recommended to determine the extent and nature of this discovery and to further explore the extensive Twins Target.

CANYON Discovery: At Canyon, very limited initial scout drilling of this expansive (5 km2) and largely covered sulphide system was completed by Amarc in 2021 (JP21006: 0.21 g/t Au, 27 m of 0.06% Cu (Amarc March 7, 2022 release). Further reconnaissance drilling at Canyon in 2022 discovered a new zone of porphyry Au-Cu mineralization with hole JP22030 intersecting:

•	96 m of 0.18 g/t Au, 0.39% Cu and 2.6 g/t Ag, within
296 m of 0.14 g/t Au, 0.30% Cu and 1.7 g/t Ag
•	10.5 m of 0.25 g/t Au, 0.61% Cu and 2.1 g/t Ag

Four other scout drill holes intersected less robust Cu-Au mineralization disrupted by inter-mineral intrusions.

In 2024, drill hole JP24046 stepped out 250 m to the east-northeast from JP22030, successfully extending the mineralization to depth and intercepting 402 m of 0.09 g/t Au, 0.16% Cu and 1.2 g/t Ag including 51 m of 0.18 g/t Au, 0.32% Cu and 1.8 g/t Ag. The Canyon Discovery remains open to expansion and requires substantial drilling to delineate its potential.

Other JOY District Targets and Trends: The JOY District also hosts other targets, which have the potential to form a major cluster of Au-Cu mineralized porphyry systems as indicated by IP, airborne magnetics, geochemical and geological surveys.

In 2021, Amarc drilled five initial scout exploration core holes (271 m to 404 m in length) to test four of the Canyon and Twins (see above) and Mex and North MEX targets. At the MEX Cu-Au deposit target, a single hole (JP21002) intersected anomalous Au and Cu concentrations lateral to and below historical drilling, returning 153 m of 0.13 g/t Au and 0.09% Cu. At the North MEX target, a single hole (JP21003) was drilled to test a multi-element geochemical anomaly. No significant Cu or Au concentrations were encountered in that hole (Amarc March 7, 2022 release).

In 2022, a similar strategy of initial drill testing with single to widely spaced shorter scout drill holes was employed at other overburden-covered targets, including South MEX, South Finlay, North Finlay and CT, with results warranting continued systematic exploration. At South MEX, a single scout drill hole, the first in this >1.9 km2 IP chargeability anomaly which remains open to expansion, intersected anomalous Au-Cu-Ag (72 m of 0.10 g/t Au, 0.02% Cu and 3.4 g/t Ag in JP22041 in volcanics that straddle the prospective Triassic-Jurassic contact: a geological environment similar to that hosting the Kemess District porphyry Cu-Au deposits (Amarc January 23, 2023 and March 2, 2023 releases).

Scout drilling at the SWT Deposit Target in 2022 returned local zones of anomalous Au-Cu compatible with proximity to a porphyry Cu-Au system (e.g. 78 m of 0.11 g/t Au, 0.02% Cu and 0.4 g/t Ag in JP22028, as well as local vein-hosted Au-only mineralization (2.7 m of 3.7 g/t Au) in JP22024. At the adjacent Wrich occurrence, Au-Ag-Cu mineralization (108 m of 0.23 g/t Au, 0.03% Cu and 6.4 g/t Ag) in JP22044 is associated with advanced argillic alteration zones and may represent a higher-level signature of a porphyry Cu-Au system (Amarc March 2, 2023 release).

For further information see Amarc Form on 20F FY2022-2025 filed on EDGAR.

Recent Work

2025 Program

The 2025 drill program at the JOY District included 15,381 m of core drilling in 35 drillholes across the JOY District, including 24 holes (23 step out holes and one infill hole) drilled at the AuRORA Deposit. Additionally, 64 line-km of ground IP and 96 km2 of airborne magnetics geophysical surveys, approximately 90 km2 of geological mapping and geochemical sampling (938 grid soil, 640 rock chip and 319 silt) (Amarc October 22, 2025 release).

Results from 2025 drilling at AuRORA are provided in Table 2 and further described in AuRORA Deposit below. Hole locations are shown on Figure 5 and Figure 6a and 6b are a cross section and long section through the deposit.

AuRORA Deposit

On November 3, 2025, the Company announced assay results from six drill holes completed on Sections 8000N and 8100N which have successfully expanded AuRORA +200 m to the north, and remains open to further expansion to the north, east and west of Section 8000N and 8100N. Highlights from AuRORA Deposit Discovery Drill Holes on Sections 8000N and 8100N Include:

•	JP25089 126 m of 0.97 g/t Au, 0.32% Cu and 4.8 g/t Ag including
61 m of 1.24 g/t Au, 0.47% Cu and 7.8 g/t Ag
•	JP25091 231 m of 0.83 g/t Au, 0.22% Cu and 2.3 g/t Ag including
141 m of 1.11 g/t Au, 0.31% Cu and 3.0 g/t Ag
•	JP25094 154 m of 0.79 g/t Au, 0.27% Cu and 4.1 g/t Ag including
•	60 m of 1.58 g/t Au, 0.45% Cu and 6.7 g/t Ag
JP25086 75 m of 0.71 g/t Au, 0.27% Cu and 2.4 g/t Ag
•	JP25100 200 m of 0.70 g/t Au, 0.24% Cu and 1.8 g/t Ag including
143 m of 0.86 g/t Au, 0.28% Cu and 2.0 g/t Ag
•	JP24083[3] 204 m of 0.74 g/t Au, 0.28% Cu and 3.9 g/t Ag including
51 m of 1.51 g/t Au, 0.53% Cu and 6.5 g/t Ag

On December 10, 2025, the Company announced additional assay results from the 2025 AuRORA Deposit drill program, which included two drill holes (JP25103, JP25109) located on Section 8200N, expanding AuRORA a further +100 m to the north; and two holes completed on Section 7900N (JP25093 and JP25107) expanding the deposit approximately 200 m to the east. The balance of assays from hole JP25098 on Section 7600N (partially announced in Amarc September 22, 2025 release) were also announced that expanded the deposit approximately 300 m to the southeast. Highlights from Drill Holes Located on Sections 7900N and 8200N at AuRORA Include:

•	JP25107 201 m of 1.40 g/t Au, 0.28% Cu and 2.6 g/t Ag including
32 m of 1.65 g/t Au, 0.27% Cu and 2.0 g/t Ag and
94 m of 2.08 g/t Au, 0.41% Cu and 3.4 g/t Ag
•	JP 25109 201 m of 1.38 g/t Au, 0.27% Cu and 1.6 g/t Ag including
135 m of 1.90 g/t Au, 0.30% Cu and 1.6 g/t Ag and
111 m of 2.24 g/t Au, 0.34% Cu and 1.6 g/t Ag
•	JP25103 47 m of 1.50 g/t Au, 0.44% Cu and 5.4 g/t Ag

On January 23, 2026, the Company announced the remaining assay results from the 2025 expansion drilling at the AuRORA Deposit. These holes show similar host rocks, alteration and mineralization types to those previously reported. Drill hole JP25119 located on Section 8300N expanded AuRORA a further +100 m to the north, for a cumulative +400 m northern extension of the deposit in 2025. Though drilled well outside the strong magnetic high hosting the high grade AuRORA mineralization discovered in 2024, significant grade intersections (117 m of 0.49 g/t Au, 0.19% Cu and 2.2 g/t Ag including 93 m of 0.54 g/t Au, 0.20% Cu, and 2.4 g/t Ag; and 98 m of 0.52 g/t Au, 0.13% Cu and 2.6 g/t Ag) were encountered in JP25119, in rock with a comparatively weak magnetic signature and outside of the main core of IP chargeability responses. The recognition that mineralization is not restricted to magnetic highs or the strongest IP chargeability responses in the JOY District opens up potential for further discovery and development of a significant porphyry Au-Cu district at JOY.

3 Hole drilled in 2024 and announced in Amarc February 28, 2025 release.

A single large step out scout hole (JP25120) was completed a further +500 m to the east-northeast of hole JP25119 and targeted on a magnetic high within the comparatively lower contrast area in IP chargeability anomaly that defines the NWG Target. It intercepted significant Au-Cu-Ag mineralization at depth (33 m of 0.58 g/t Au, 0.22% Cu and 5.4 g/t Ag; and the last 36 m of the hole returned 0.29 g/t Au, 0.28% Cu and 5.9 g/t Ag).

Hole JP25114 drilled 550 m south of the AuRORA Deposit within the NWG Target area, intercepted promising Au-Ag-Cu mineralization (12 m of 0.40 g/t Au and 0.5 g/t Ag; and 74 m of 0.92 g/t Au, 0.05% Cu and 0.6 g/t Ag). These strongly anomalous Au grades may mimic the anomalous Au concentrations in plumes observed above the Kemess East Au-Cu Porphyry Deposit in the Kemess Mining District located adjacent to the south of the JOY District4, where the plumes overlie the main porphyry centres below.

Table 2: AuRORA Deposit 2025 Drill Results

Section	Drill Hole	Incl.	From (m)	To (m)	Int.1,2,3 (m)	Au (g/t)	Cu (%)	Ag (g/t)
8400N	JP25120		564.00	597.00	33.00	0.58	0.22	5.4
			639.50	675.40	35.90	0.29	0.28	5.9
8300N	JP25119		461.00	577.65	116.65	0.49	0.19	2.2
		Incl.	470.00	563.00	93.00	0.54	0.20	2.4
			602.00	700.00	98.00	0.52	0.13	2.5
		Incl.	602.00	627.53	25.53	0.93	0.21	2.4
8200N	JP25103		42.00	43.80	1.80	0.03	0.45	999.0
			329.00	376.28	47.28	1.50	0.44	5.4
	JP25109		220.00	420.95	200.95	1.38	0.27	1.6 [4]
		Incl.	286.00	420.95	134.95	1.90	0.30	1.6
		and	286.00	397.00	111.00	2.24	0.34	1.6
8100N	JP25089		36.00	70.30	34.30	0.25	0.10	6.3
			225.00	351.00	126.00	0.97	0.32	4.8
		Incl.	225.00	286.00	61.00	1.24	0.47	7.8
	JP25091		132.00	363.00	231.00	0.83	0.22	2.3
		Incl.	150.00	291.00	141.00	1.11	0.31	3.0
		and	192.00	282.00	90.00	1.42	0.36	3.4
	JP25094		186.00	339.60	153.60	0.79	0.27	4.1
		Incl.	222.00	327.00	105.00	1.08	0.35	5.2
		and	264.00	324.00	60.00	1.58	0.45	6.7
8000N	JP24083[6]		74.00	278.00	204.00	0.74	0.28	3.9
		Incl.	157.35	208.20	50.85	1.51	0.53	6.5
	JP25086		60.00	135.00	75.00[7]	0.71	0.27	2.4
		Incl.	66.00	135.00	69.00	0.76	0.28	2.6
		and	66.00	99.00	33.00	1.11	0.41	3.0
			266.00	284.80	18.80	0.54	0.30	4.8
			297.00	326.00	29.00	0.11	0.13	2.3
	JP25095		308.00	375.00	67.00	0.18	0.13	2.8
		Incl.	329.00	375.00	46.00	0.20	0.15	3.4
			410.80	430.00	19.20	0.10	0.18	2.6
	JP25100		101.00	301.40	200.40[8]	0.70	0.24	1.8
		Incl.	101.00	150.50	49.50	0.38	0.17	1.5
		Incl.	158.80	301.40	142.60	0.86	0.28	2.0
		and	202.00	235.00	33.00	0.84	0.33	2.4
		and	253.00	301.40	48.40	1.45	0.33	2.1
	JP25093		84.00	204.00	120.00	0.28	0.30 [5]	3.5
		Incl.	102.00	204.00	102.00	0.31	0.30	3.6
			238.00	249.00	11.00	0.44	0.30	4.0
7900N	JP25107		21.00	222.00	201.00	1.40	0.28	2.6
		Incl.	30.00	62.06	32.06	1.65	0.27	2.0
		Incl.	70.85	165.00	94.15	2.08	0.41	3.4
7800N	JP25102		308.00	346.05	38.05	0.59	0.11	2.4
			376.70	468.00	91.30	0.31	0.18	4.1

4 Rebagliati, C.M., Duuring, P., Dickinson, J.M., and McKinley, B., and Fagan, A.J., 2020, Geology and exploration of the Jurassic porphyry-style Cu-Au-Ag±Mo mineralization in the Kemess-Pine area of the Toodoggone District of British Columbia, Canada, in: updated CIM Special Volume 57, Society of Exploration Geologists, pp. 253-266.

Section	Drill Hole	Incl.	From (m)	To (m)	Int.1,2,3 (m)	Au (g/t)	Cu (%)	Ag (g/t)
7700N	JP25087		78.00	243.00	165.00	0.38	0.16	1.7
		Incl.	162.00	228.00	66.00	0.65	0.25	2.7
	JP25096		182.75	225.00	42.25	0.36	0.11	2.9
			257.00	336.50	79.50	0.27	0.24	3.2
	JP25118		240.00	477.00	237.00	0.19	0.15	2.9
		Incl.	327.00	412.40	85.40	0.20	0.23	4.8
		Incl.	422.50	444.00	21.50	0.28	0.34	4.7
7600N	JP25098		202.00	440.10	238.1	0.40	0.25	4.3
		Incl.	253.00	412.00	159.00	0.43	0.33	5.1
		and	356.65	412.00	55.35	0.54	0.35	4.7
		and	356.65	375.00	18.35	0.58	0.43	6.2
	JP25088		194.00	300.00	106.00	0.62	0.27	3.1
		Incl.	213.00	288.00	75.00	0.76	0.33	3.6
	JP25090		117.00	279.40	162.40	0.22	0.10	0.9
		Incl.	192.00	240.00	48.00	0.42	0.15	1.3
	JP25097		144.00	278.45	134.45	0.32	0.18	2.8
		Incl.	180.00	278.45	98.45	0.30	0.22	3.5
		and	180.00	231.00	51.00	0.35	0.23	3.4
	JP25112		270.00	435.00	165.00	0.19	0.22	5.3
		Incl.	360.00	435.00	75.00	0.22	0.31	7.7
7500N	JP25092		207.00	273.00	66.00	0.12	0.12	1.7
		Incl.	210.00	249.00	39.00	0.13	0.16	2.0
7450N	JP25115		213.00	289.70[9]	76.70	0.20	0.15	3.3
			303.00	417.80	114.80	0.26	0.29	3.1
6900N	JP25114[10]		27.00	39.00	12.00	0.40	0.00[11]	0.6[12]
			96.00	169.55	73.55	0.92	0.05	0.6

Notes to Table 2:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.	Values rounded to one decimal place; underlying results for Ag (g/t) are 1.57, 1.58, and 1.61, respectively.
5.	Values rounded to two decimal places; underlying results for Cu (%) are 0.300, 0.305 and 0.297, respectively.
6.	Drill hole JP24083 previously released on February 28, 2025.
7.	Drill hole JP25086 interval 90-93 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
8.	Drill hole JP25100 intervals 135.8-136.4 m, 142.4-146 m, 148-149.2 m, 150.5-152.1 m comprised broken ground, no core was recovered, and they were therefore averaged at zero grade.
9.	Drill hole JP25115 interval 234-235.2 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
10.	Drilled in Northwest Gossan (NWG) Target.
11.	Value rounded to two decimal places; underlying result for Cu (%) is 0.0049%.
12.	Values rounded to one decimal place; underlying results for Ag (g/t) are 0.55 and 0.62, respectively.
13.	Drill hole JP25101 was lost and redrilled at JP25103 which was previously released.

Quality Assurance/Quality Control Program

Amarc drilled HQ (63.5mm) and NQ (47.6mm) size core in 2025 at the JOY project. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the AuRORA Deposit and other drilling across the JOY District were sent to ALS Canada Ltd., Kamloops, Canada, for preparation and to North Vancouver, Canada for analysis. Both facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried and crushed to 70% passing −2 mm, followed by pulverization of a 250 g split to better than 85% passing 75 microns; however, for AuRORA Deposit samples, a 1,000 g split was pulverized to the same particle-size specification. All samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. In addition, all samples from the AuRORA Deposit were also analyzed for Cu by single element four-acid digestion ICP-AES, for oxidized Cu by quick sulphuric acid / ferric sulphate leach AAS and for soluble Cu by sulphuric acid leach AAS. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, duplicate sets (half core, coarse reject, and pulp split) one in 20 regular samples and one coarse blank in 20 regular samples. The control sample results were then checked to ensure proper QAQC.

Figure 4

Figure 4 shows the NWG Target that hosts the AURORA Deposit, some 17 km northwest of the PINE Trend which host the TWINS and CANYON Discoveries and the PINE Deposit. The Brenda Deposit is located east of AuRORA.

Figure 5

Figure 5 shows 2024-2025 drilling at the AuRORA Au-Cu-Ag Deposit and the location of holes JP250114 to the south and JP25120 to the north, representing further extensions to the AuRORA Deposit or potential new deposits within the NWG Target.  The figure also shows the location of the sections below.

Figure 6a

Figure 6b

TWINS Discovery:

The TWINS Au-Cu Discovery is located within an 8.5 km2 IP chargeability geophysical anomaly that defines the TWINS Target. An early and relatively shallow scout hole (JP22020) tested a magnetic high within the IP chargeability anomaly and intersected a broad 210 m geochemically anomalous interval with 0.14 g/t Au and 0.03% Cu from 12 m5. A step-back hole (JP24051) drilled in 2024 beneath JP22022 returned encouraging intercepts with alteration and mineralization strengthening with depth.

In 2025, TWINS drillhole JP25106 stepped back further and targeted underneath holes JP24051 and JP22020. It intercepted at depth 300 m at 0.51 g/t Au and 0.23% Cu, including 243 m at 0.59 g/t Au and 0.26% Cu, 135 m at 0.86 g/t Au and 0.38% Cu and 45 m at 1.08 g/t Au and 0.47% Cu. This mineralization is associated with potassic alteration and chalcopyrite mineralization hosted within the lower Toodoggone Formation. Figure 7 is a cross section showing the various intersections in the TWINS Discovery and a table of the results from drilling at TWINS to the end of 2025.

5 The intercepts for these holes have been adjusted from those originally released based on new information.

Figure 76

For Notes 1-3, see Table 2.

6Hole JP24051 was re-entered and drilled as hole JP25113.

DUKE District

Location and Infrastructure

The DUKE District is located in central BC, in the Omineca Mining Division. The centre of the project is approximately 85 km northeast of Smithers, BC, at 55º 14’ 35” N Latitude and 126º 10’ 25” W Longitude; or UTM Zone 9 (NAD 83) at 6,126,000 m N and 681,000 m E. Figure 8 shows the location of the DUKE District claims and the infrastructure in the region.

Figure 8

Property Description

Amarc owns 40% interest in and is the operator of the DUKE District. The DUKE Project tenure consists of 113 claims covering 81,105 ha (200,415 acres). Of these, 109 claims covering an area of 80,812 ha are held by Amarc on behalf of under the DUKE JV in which Boliden holds a 60% interest and Amarc holds a 40% interest (see Agreement with Boliden below) and 4 claims covering an area of 293.89 ha (726 acres) are held under option by Amarc from Richard Billingsley who owns 100% of the claim interest. 103 claims are in good standing until January 1, 2037, two claims are in good standing until March 20, 2036 and 4 claims are in good standing until June 3, 2027.

Figure 9

HDIAMARC

AMARC Resources Ltd.
DUKE Project
Mineral Claims

*Legend*

DUKE Mineral Claims

Claims Held by Others

Trail Peak Claims

0 10
km

1:315,0000
UTM Zone 9N
NAD83
Map Date: 2026/07/14
Created For 8.5x11" Paper

Agreement with Boliden

On November 22, 2022, Amarc announced it had entered into an agreement (the “Agreement”) with Boliden. Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

Effective as of April 1, 2026, a Boliden 60%/Amarc 40% Joint Venture (the “DUKE JV”) as defined by the Mineral Property Earn-in Agreement, dated November 21, 2022, has commenced and Amarc and Boliden have entered into a Joint Venture Agreement dated April 30, 2026 that governs the DUKE JV. Boliden has, to the end of 2025, completed an investment of $30 million to earn its 60% interest and has elected not to exercise the option to increase its interest from 60% to 70% by investing a further $60 million. Under the DUKE JV, Boliden can now invest 60% and Amarc 40% in future programs or dilute their interest in the DUKE JV (Amarc release April 2, 2026). Amarc continues to be operator.

Trail Peak Option

In September 2023, Amarc announced it had entered into an option agreement (the “Agreement”) with Richard J (Dick) Billingsley (“Optionor”) on a group of mineral claims, covering some 2.34 km2, located internal to and near to the northern extent of the DUKE property. Under the terms of the Agreement, Amarc and Boliden can acquire 100% of these claims, subject to a 2% Net Smelter Returns royalty retained by the Optionor that is capped at $10 million, by issuing 200,000 Amarc shares and making annual cash payments of $5,000 to the Optionor plus funding an annual scholarship for Indigenous students in the amount of $20,000 per year for a period of 10 years (total of 200,000 shares and $250,000 cash).

Project Highlights

The DUKE District includes both the DUKE porphyry Cu deposit discovery and a series of porphyry Cu-Au deposit targets generated from the Company’s district-scale targeting program.

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

In addition, Amarc completed a comprehensive compilation of government and historical data over the entire DUKE District claim holdings. This detailed scientific work has provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine belt, and identified 16 initial and previously unrecognized porphyry Cu deposit-scale targets with exciting potential (Amarc May 6, 2020 release). The databases compiled and leveraged for this work were extensive: they include data from the BC Geological Survey, Geoscience BC, numerous historical industry workers and Amarc. The targeting study covered an area 140 km by 110 km (15,400 km2). Datasets include >2,300 regional geochemical samples, 116,344 line-km of airborne magnetic and radiometrics, and 25,500 line-km of aerogravity.

Between early December 2022 and mid-March 2023 Amarc completed 24 core drill holes (11,086 m) in 80 drill days (Amarc June 15, 2023 release). Two drill rigs focused on further delineating the DUKE Cu-Mo-Ag-Au Deposit, while a third rig tested the shallow overburden covered 4.7 km2 IP anomaly surrounding the DUKE Deposit which is indicative of an expansive mineralized system. Highlights from the 2022-2023 drilling at the DUKE Deposit include:

•	183 m of 0.43% CuEQ[7](0.31% Cu, 0.019% Mo, 0.07 g/t Au, 1.5 g/t Ag) (DK22009)
•	217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) (DK22010)
•	30 m of 0.47% CuEQ (0.36 % Cu, 0.015% Mo, 0.06 g/t Au, 3.2 g/t Ag) (DK23012)
•	30 m of 0.43% CuEQ (0.31% Cu, 0.014% Mo, 0.09 g/t Au, 1.6 g/t Ag), and
33 m of 0.44% CuEQ (0.20% Cu, 0.053% Mo, 0.06 g/t Au, 1.3 g/t Ag) (DK23015)
•	82 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) (DK23022)
•	36 m of 0.47% CuEQ (0.34% Cu, 0.024% Mo, 0.06 g/t Au, 1.5 g/t Ag) (DK23024)
•	33 m of 0.40% CuEQ (0.30% Cu, 0.017% Mo, 0.05 g/t Au, 1.5 g/t Ag) (DK23026)

Of the 24 holes drilled, 16 widely spaced drill holes (7,552 m) were completed to further delineate the DUKE Deposit. These holes increased the size of the DUKE Deposit porphyry Cu–Mo-Ag-Au system and Amarc’s understanding of the controls on mineralization in the DUKE District. An exploration template was developed to effectively screen and advance the additional 16 priority exploration targets within the extensive DUKE District.

The 2022-2023 drill holes at the DUKE Deposit were sited on a nominal 200 m grid as step-outs from previous Amarc drilling. These holes confirmed that the DUKE Deposit extends to depths of at least 600 m and also expanded the deposit footprint laterally to over 650 m north-south by 800 m east-west. In addition, on-going detailed geological interpretation and modelling indicates strong potential for further expansion of the deposit laterally, and especially to the east. A notable characteristic of the porphyry Cu-Mo-Ag-Au mineralization in these widely spaced holes is the presence of zones of higher grade mineralization within broader envelopes of comparatively moderate grade. Significant potential exists with further drilling for the definition of internal higher grade zones.

7 See Tables 3,4, Note 4 for CuEQ calculations.

The DUKE Deposit consists of a series of Babine porphyry intrusions which were emplaced into volcanic and sedimentary rocks. The resulting contact zones are characterized by elevated Cu–Mo grades, often over several tens of metres in width, in both the intrusions and the adjacent volcanic and sedimentary rocks. The extension of Cu–Mo mineralization from the intrusions into the enclosing volcanic and sedimentary rocks greatly expands the DUKE Deposit volume potential.

At this time, Amarc also completed eight core holes (3,534 m) outside of the DUKE Deposit but within the surrounding mineralized system as outlined by a 4.7 km2 IP anomaly. These widely spaced (300 m to 500 m apart) drill holes tested a series of geophysical and geological targets. Notably, drill hole DK23012, located 500 m northwest of the DUKE Deposit, returned a significant 30 m intercept (see intercepts above) for follow-up drilling. Ongoing data interpretation and modelling is aimed at vectoring outward from the DUKE Deposit toward this target, and other zones of mineralization within the overall mineralized system.

In May 2023, Amarc remobilized its exploration team completing extensive airborne and ground exploration surveys to assess the 16 prioritized porphyry Cu-Au targets across the DUKE District to define targets for 2024 drill testing (Amarc May 17, 2023 and November 21, 2023 releases). The results of this program defined six deposit targets for drill testing, including the Svea Target, JO Target and also a pipeline of additional porphyry Cu-Au targets for further assessment prior to drill testing (Amarc January 19, 2024 and April 16, 2024 releases). In 2024, Amarc completed 19 scout core holes (5,815 m) at JO, C4 and Svea that identified mineralized environments (Amarc July 2, 2025 release).

During the winter of 2024, two rigs continued with delineation drilling of the DUKE Cu-Mo-Au-Ag Deposit and testing the DUKE Offset (Figure 10). Nine core holes were drilled, totalling some 4,828.2 m. Seven of the 9 drill holes intersected Cu-Mo-Au-Ag mineralization above an approximate grade of 0.15% CuEQ* over widths of 104 m to 385 m (Tables 3 and 4).

Highlights from the 2024 winter drilling at the DUKE Deposit include:

•	72 m of 0.45% CuEQ[8] (0.35% Cu, 0.016% Mo, 0.06 g/t Au, 1.6 g/t Ag) and
104 m of 0.38% CuEQ (0.29% Cu, 0.016% Mo, 0.06 g/t Au, 1.3 g/t Ag) in hole DK24033
•	110 m of 0.38% CuEQ (0.25% Cu, 0.028% Mo, 0.04 g/t Au, 1.1 g/t Ag) and
30 m of 0.39% CuEQ (0.26% Cu, 0.025% Mo, 0.05 g/t Au, 1.4 g/t Ag) in hole DK24034
•	30 m of 0.44% CuEQ (0.35% Cu, 0.013% Mo, 0.05 g/t Au, 1.5 g/t Ag) within
203 m of 0.28% CuEQ (0.2% Cu, 0.015% Mo, 0.03 g/t Au, 1.0 g/t Ag) in hole DK24035
•	48 m of 0.34% CuEQ (0.26% Cu, 0.010% Mo, 0.05 g/t Au, 1.8 g/t Ag) in hole DK24036
•	15 m of 0.69% CuEQ (0.52% Cu, 0.024% Mo, 0.11 g/t Au, 2.9 g/t Ag) and
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

A new and positive structural element at the south end of the DUKE Deposit, the South Graben Fault (“SGF”) was recognized principally from the results of drill hole DK24036. The SGF, like many other mineralized corridors in the Babine, likely has a spatial relationship to the development of significant Cu-Mo-Ag mineralized zones. Notably, recognition of the SGF indicated the possibility to expand the DUKE Deposit over a potential strike length of 700 m. A few short historical holes drilled in the 1970’s cut the shallowest portions of this targeted volume.

Also drill holes DK24038 and DK24040 returned important Cu-Mo-Ag intercepts and with a previously reported intercept in DK18004 (Amarc June 12, 2018 release), commencing to outline a newly recognized volume of mineralized rock to the west of the DUKE Fault which represents an offset portion of the DUKE Deposit – the DUKE Offset - that was displaced some 450 to 500 m northwards (Figure 10). The initial drilling suggests that this new target has a strike length of approximately 500 m and an estimated true width of around 120 m. It remains to be fully drill delineated.

Importantly, the new accurate determination of the displacement along the DUKE Fault permits targeting - for the first time - the location of the fault-offset portion of the Cu-Mo-Au-Ag mineralization intersected in hole DK 17001 (Amarc June 12, 2018 release). The last 94 m of this drill hole cut 0.31% CuEQ (0.23% Cu, 0.001% Mo, 2.7 g/t Ag, 0.12 g/t Au), including an Au intersection of 0.68 g/t Au over 9 m from 509 to 518.5 m at the bottom of the hole.

8See Tables 3,4, Note 4 for CuEQ calculations.

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

For additional information on the 2022-2024 programs see the 2025 Amarc Form on 20F which is filed on EDGAR.

Recent Work

2025 Program

DUKE District programs have collectively expanded the DUKE Deposit and revealed potential for the development of a porphyry Cu-Au district (see Amarc release July 2, 2025). Amarc’s systematic and extensive exploration continues to identify prospective, Cu-Au mineralized targets while efficiently screening out less prospective areas. In 2025, greenfield reconnaissance scale IP ground geophysical survey work (58 line-km), geochemical (1,012 soil samples) and geological surveys, were combined with the drilling of 36 holes (9,208 m) comprising five holes9 at the DUKE Deposit and DUKE Offset and 31 scout holes other target areas throughout the extensive tenure.

Two holes were drilled into the DUKE Deposit area (DK25086, DK25087) (Figure 10) within the east-west trending SGF structural corridor which, like many other mineralized corridors in the Babine Region, is proving to have a spatial relationship to the development of significant Cu-Mo mineralized zones (Amarc June 25, 2024 release). A few short historical holes drilled in the 1970’s cut the shallowest portions of this targeted volume to the south of the DUKE Deposit. In most cases the holes were well mineralized, for example, 70-02 returned 113 m of 0.38% CuEQ (0.29% Cu, 0.012% Mo, 0.06 g/t Au, 1.1 g/t Ag), including 12 m of 0.51% CuEQ (0.41% Cu, 0.010% Mo, 0.09 g/t Au, 1.6 g/t Ag) (see Amarc DUKE Project 2020 Technical Report, referenced above). Hole DK25086 returned 211 m of 0.25% CuEQ (0.19% Cu, 0.01% Mo, 0.03 g/t Au, 1.0 g/t Ag) from 151 m, including 89 m of 0.33% CuEQ (0.24% Cu, 0.02% Mo, 0.04 g/t Au, 1.2 g/t Ag) from 273 m, and hole DK25087 returned 66 m of 0.10% CuEQ (0.08% Cu, 0.01 g/t Au, 0.4 g/t Ag) from 137 m. These newly identified mineralized volumes are open to expansion with further drilling.

Previous drilling by Amarc within the DUKE Offset encountered important Cu-Mo mineralization outlining a newly recognized volume of mineralized rock west of the DUKE Fault (Amarc June 25, 2024 release). In 2025, three holes were drilled along a 440 m long east-west fence across the southern end of DUKE Offset (120 m to 150 m south of previous drilling), extending this deposit-area (Figure 10). Hole DK25085 returned 84 m at 0.16% CuEQ (0.10% Cu, 0.01% Mo, 0.02 g/t Au, 1.0 g/t Ag) from 105 m, hole DK25094 returned 12 m of 0.16% CuEQ (0.09% Cu, 0.02% Mo, 0.01 g/t Au, 0.5 g/t Ag) from 54 m, and hole DK25093 returned 31 m of 0.18% CuEQ (0.13% Cu, 0.01% Mo, 0.02 g/t Au, 0.6 g/t Ag) from 31 m, 95 m of 0.13% CuEQ (0.10% Cu, 0.02 g/t Au, 0.5 g/t Ag) from 101 m, 74 m of 0.18% CuEQ (0.11 Cu, 0.01% Mo, 0.09 g/t Au, 0.9 g/t Ag) from 219 m and 36 m of 0.20% CuEQ (0.15% Cu, 0.05 g/t Au, 1.4 g/t Ag) from 314 m. The DUKE Offset area now extends over greater than 400 m north-south, up to 450 m east-west and 250 m in depth (Amarc April 2, 2026 release).

9 Four new holes and one hole was extended.

Drilling in the DUKE District in 2025 focused on scout drilling at a number of drill-ready targets. Five holes were also completed across a 2.3 km long east-northeast trending fence on the DUKE property, on the north side of the NAK Deposit mineral tenure (held by a third party)10. A centre of anomalous porphyry-style Cu-Au mineralization was confirmed: hole DKC25074 returned 86 m of 0.13% CuEQ (0.10% Cu, 0.03 g/t Au, 2.3 g/t Ag) from 46 m, including 38 m at 0.22% CuEQ (0.19% Cu, 0.03 g/t Au, 2.1 g/t Ag) from 59 m. Elsewhere along this drill fence, hole DKC25071 encountered both 10 and 67 m intervals of anomalous Cu ranging from 0.08% to 0.06% Cu and 0.09 to 0.06 g/t Au (Amarc release April 2, 2026). Other mainly short scout holes drilled at other targets did not return significant results.

Figure 10

DUKE Offset
DUKE Deposit
93 m of 0.29% CuEQ[1]
DUKE Fault
30 m of 0.47% CuEQ
15 mV/V
72 m of 0.45% CuEQ within 208 m of 0.26% CuEQ
84 m at 0.16% CuEQ
126 m of 0.52% CuEQ within 542 m of 0.33% CuEQ
69 m of 0.28% CuEQ within 214 m of 0.24% CuEQ
12 m of 0.16% CuEQ
309 m of 0.42% CuEQ within 557 m of 0.36% CuEQ
31 m of 0.18% CuEQ, 95 m of 0.13% CuEQ, 74 m of 0.18% CuEQ and 36 m of 0.20% CuEQ
12 m of 0.25% CuEQ within 113 m of 0.35% CuEQ
30 m of 0.44% CuEQ within 203 m of 0.28% CuEQ
82 m of 0.41% CuEQ within 169 m of 0.33% CuEQ
South Graben Fault
110 m of 0.38% CuEQ and 30 m of 0.39% CuEQ
89 m of 0.33% CuEQ within 211 m of 0.25% CuEQ
71 m of 0.45% CuEQ and 104 m of 0.38% CuEQ
66 m of 0.10% CuEQ
48 m of 0.34% CuEQ
N
1 Kilometre
15 mV/V
4
38,39
41
40
12
94 93
85
82 83
37
35
9,1
22
10
34
2
33
86
36
87
Legend
DUKE JV Drill Holes
Historical Drill Holes
Faults
IP Chargeability (mV/V)*
70
15
0

1. CuEQ see footnotes on page A-4. For assay results see Amarc releases June 15, 2023, June 25, 2024 and April 2, 2026.

* Historical IP Pole – Dipole; 100 m depth a = 100 m (most lines).

Figure 10 shows the DUKE Deposit is located within a 4.7 km2 Chargeability Anomaly indicating the potential for a sizeable mineral system. The figure also shows new potential revealed by drilling in 2024 to the south of the South Graben Fault and at the DUKE Offset, located to the north and west of the DUKE Fault, and key results from drilling in 2022-2025.

10 American Eagle website https://americaneaglegold.ca

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

Amarc holds a 100% interest in the IKE District comprising, in total, 133 mineral claims, including 9 crown grants[11] (Figure 13) covering an area of 53,210.36 hectares (131,486 acres). All of the mineral claims, have an expiry date of December 31, 2032.

Figure 13

HDIAMARC
AMARC Resources Ltd.
IKE Project
Mineral Claims
Legend
Ike Mineral Claims
Ike Project Crown Grants
N
450,000
460,000
470,000
480,000
490,000
5,670,000
5,660,000
5,650,000
5,640,000
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

11 The 9 crown grants cover areas totalling 158.26 hectares (391.07 acres); the annual cost to retain is $197.83.

IKE Porphyry Cu-Mo-Ag Deposit: The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 182 m of 0.41% CuEQ12 (0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au), including 58 m of 0.52% CuEQ (0.39% Cu, 0.031% Mo, 1.9 g/t Ag and  0.02 g/t Au); and Hole 11-2: 120 m of 0.41% CuEQ (0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au) including 32 m of 0.58% CuEQ (0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02 g/t Au).

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

Table 5: IKE DEPOSIT - Selected Drill Intervals from Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ(%)[4]
IK14005	269.4	325.4	56.0	0.31		1.6	0.064	0.55
	339.1	426.2	87.1	0.36		0.7	0.054	0.56
Incl.	341.7	378.6	36.9	0.43		1.2	0.068	0.69
	437.6	554.6	117.0	0.27		0.3	0.021	0.35
	602.9	616.1	13.2	0.29		0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30		2.9	0.015	0.38
	293.0	421.0	128.0	0.33		3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43		4.3	0.032	0.58
	444.0	506.0	62.0	0.24		2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23		1.7	0.017	0.31
	75.0	99.0	24.0	0.24		1.9	0.044	0.41
	129.0	307.7	178.7	0.32		2.2	0.025	0.42
	339.5	366.5	27.0	0.18		1.2	0.030	0.30
	372.5	693.3	320.8	0.32		2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43		3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25		1.7	0.015	0.31
	314.5	381.9	67.4	0.35		2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45		3.5	0.044	0.64
	395.8	456.0	60.2	0.53		3.7	0.045	0.72
	528.0	543.0	15.0	0.16		1.3	0.035	0.30
	549.0	582.0	33.0	0.23		1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.49	0.024	3.5	0.032	0.64
	359.0	437.0	78.0	0.44	0.019	3.0	0.038	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ%	>=0.30 & <0.50
>=0.50

Notes for Tables 5,6:

1.	Widths reported are drill widths, such that the thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
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

12 CuEQ calculations Note 4, Table 5.

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

Greater Empress Area Other Cu±Au±Mo-Ag Porphyry and Replacement Targets: In addition to the Empress deposit (as discussed below), the 35 km2 Greater Empress area includes other identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Buzzer, and the earlier-stage exploration targets include Empress West.

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

Greater Empress Area: Empress Cu-Au-Ag Replacement Deposit

The Greater Empress Area straddles the contact of the intrusive rocks of the CPC with older volcanic rocks to the north over a strike length of more than 15 km in the IKE District (Figure 14). Strong and widespread alteration with abundant sulphides along this contact are associated with a variety of deposit types, alteration assemblages, including Cu-Au-Ag replacement deposits such as Empress and Empress East, porphyry Cu±Au±Mo±Ag occurrences and high sulphidation epithermal Au-Ag systems.

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

Amarc completed an exploration program in the IKE District in 2024 that focused on the potential of the historical Empress Cu-Au Deposit. Drilling by previous companies of the replacement style mineralization at Empress had encountered very encouraging Cu and Au grades. The $2.9 million program comprised two principle and supporting activities - geological re-examination (4,610.7 m in 27 drill holes) and resampling for analyses (1,541 samples from 23 holes) of historical drill core; and selected diamond drill testing on broad centres in nine (1,873 m) new core holes within the Empress Deposit and Empress East Deposit Target to determine the strength, continuity and form of the historically identified strong Cu-Au mineralization.

Key results of the re-assaying and re-logging program include:

•	Approximately 29% of all available drill core was re-assayed with a majority of the historical assays showing strong positive correlations with the 2024 re-assay data, indicating that the historical database may be meaningfully integrated into future modelling and resource estimation;
•	Re-logging revealed a style and form of mineralization characterized by: (i) stacked significant grade Cu-Au, magnetite-silica replacement bodies within the volcanics; and (ii) thick, well mineralized porphyry-style Cu-Au-Mo intrusive-hosted zones; and
•	A new appreciation of the importance of structural controls on the development of higher-grade mineralized zones in the Empress replacement magnetite-silica bodies which provides a significant opportunity to build resources.
•	For further details on the re-logging program see Amarc’s May 14, 2025 release.

In the 2024 drilling, six of the eight drill holes collared at the Empress Deposit intercepted significant Cu-Au mineralized zones, including:

•	181 m at 0.46% CuEQ (0.31 g/t Au, 0.29% Cu and 0.8 g/t Ag) from 30 m and 60 m at 0.90% CuEQ (0.60 g/t Au, 0.56% Cu and 1.3 g/t Ag) from 123 m in hole EM24074
•	68 m at 0.56% CuEQ (0.30 g/t Au, 0.38% Cu and 1.0 g/t Ag) from 123 m
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
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 90%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)).

5.	For further details on 2024 drilling see Amarc May 14, 2025 release.

QAQC – Empress Area: Amarc drilled nine core holes (1,873 m) at the IKE Project in 2024. In addition, the Company re-sampled and re-assayed 23 historical drill holes (4,393 m for 1,541 samples).

Sample Preparation & Methodology: The 2024 Amarc core was logged, photographed and cut in half with a diamond saw. The resampled historical core was relogged, photographed and sampled using a variety of methods outlined below. The intent of the historical drill core re-sampling program was twofold: 1. to validate the historical Aqua Regia digestion method for Cu, Ag, and Mo; and 2. to assess the reliability of the historical Au fire assay results.

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

Re-assay Analyses: A semi-qualitative, first pass study comparing both the historical assays and 2024 re-assayed data was conducted using: 1. Pearson Correlation Coefficient; 2. Exploratory data; and 3. Multivariant analyses. In general, the correlation analyses indicate highly favorable comparisons for both Cu and Ag, with moderate comparisons for Au and Mo.

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

Further details on historical drilling at Empress, Empress East and Buzzer can be also found in Amarc’s January 19, 2021 news release.

Empress East Deposit Target: A single drill hole collared at Empress East in 2024 also intercepted significant Cu-Au mineralization.  Hole EM24082, located approximately 1,300 m to the east of the Empress Deposit, intercepted 33.0 m at 0.67% CuEQ (0.22 g/t Au, 0.53% Cu and 3.4 g/t Ag) from 162 m. Notably, alteration intensity and Cu-Au grades are increasing in strength to depth and southward towards the CPC contact with a largely untested highly prospective block of ground to the south of this hole.  Historical and re-assayed hole 91-39 drilled approximately 60 m to the north intercepted 24.1 m at 0.67% CuEQ (0.53 g/t Au, 0.36% Cu and 1.8 g/t Ag) from 13.7 m.  The Empress East Deposit Target remains open to expansion in several directions, requiring drill delineation.

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

Figure 14

Figure 14 is a plan of Historical and Amarc 2024 Drill Holes at Empress Deposit and Empress East Deposit Target showing section lines (see Figures 15 and 16).

Figure 15

Figure 15 shows historical drilling at Empress Deposit and Empress East Deposit Target and location of 2024 drill holes with higher grade Cu-Au drill intercepts indicate lateral expansion potential.

Figure 16

Figure 17 shows cross sections of historical and 2024 drill results at Empress Deposit and Empress East Deposit Target showing Cu-Au grade continuity and lateral extent of mineralization that is open to expansion.

Recent Work

There was no work completed at the IKE District in 2025.

C. ORGANIZATIONAL STRUCTURE

The Company has no subsidiaries. On August 20, 2025, Amarc signed a shareholder’s agreement with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. whereby Amarc owns 40% and Freeport owns 60% common shares of Aurora Minerals Ltd., which owns the mineral title of the JOY District.

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

A. RESULTS OF OPERATIONS

Year Ended March 31, 2026 (“2026”) Versus Year Ended March 31, 2025 (“2025”)

The Company recorded a net loss of $929,987 during 2026 compared to a net loss of $3,912,888 during 2025.

($ 000’s)	2026	2025	Discussion
Exploration and evaluation	19,179	22,575

During the 2026 fiscal period, Amarc conducted exploration activities across its mineral property portfolio, including the DUKE and JOY District. Exploration at DUKE included programs funded by Boliden Mineral Canada Ltd. pursuant to its earn-in arrangement, with Amarc acting as project operator. Exploration at JOY was funded by Freeport-McMoRan Mineral Properties Canada Inc. pursuant to the JOY earn-in arrangement prior to August 20, 2026. Subsequently with the formation of the private joint venture corporation Aurora Minerals Ltd (“AuRORA Minerals”). After August 20, 2026, Amarc became the primary contractor for AuRORA Minerals. Exploration expenditures on JOY were recorded in AuRORA Minerals.

Administration	1,819	1,597	Administration expenses increased during the 2026 period.
Interest expense on loans payable to director	100	99	Interest incurred on loans provided by a director.
Amortization of finance charges	35	181	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to a loan provided by the director in November 2014.
Equity settled share-based compensation	273	351	The amount relates to stock options issued to directors, officers, and consultants of the Company in the fiscal year.

Year Ended March 31, 2025 (“2025”) Versus Year Ended March 31, 2024 (“2024”)

The Company recorded a net loss of $3,912,888 during 2025 compared to a net loss of $43,450 during 2024.

($ 000’s)	2025	2024	Discussion
Exploration and evaluation	22,575	12,432

During the 2025 fiscal period, Amarc conducted field exploration activities on its portfolio of wholly owned mineral properties. These activities included programs solely funded by Amarc, as well as exploration programs funded and operated on behalf of third-party companies under earn-in agreements.

Administration	1,597	1,162	Administration expenses decreased during the 2025 period.
Interest expense on loans payable to director	99	101	Interest incurred on loans provided by a director.
Amortization of finance charges	181	137	The amount relates to a loan bonus through the issuance of share purchase warrants to a director. Relates to a loan provided by the director in November 2014.
Equity settled share-based compensation	351	425	The amount relates to stock options issued to directors, officers, and consultants of the Company in the fiscal year.

Year Ended March 31, 2024 (“2024”) Versus Year Ended March 31, 2023 (“2023”)

The Company recorded a net loss of $43,450 during 2024 compared to a net loss of $32,583 during 2023.

($ 000’s)	2024	2023	Discussion
Exploration and evaluation	12,432	14,752

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

At March 31, 2026, the Company had a cash balance of approximately $1,414,013 and working capital deficiency of $1,259,188.

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

Average annual prices for copper, molybdenum, gold and silver for the past 5 years and year-to-date for 2026 are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022	3.99/lb	18.73/lb	1,800/oz	21.74/oz
2023	3.84/lb	19.87/lb	1,963/oz	23.39/oz
2024	4.16/lb	21.30/lb	2,386/oz	28.27/oz
2025	4.51/lb	22.21/lb	3,428/oz	39.98/oz
2026 (to the date of this Annual Report)	5.95/lb	28.07/lb	4,423/oz	76.78/oz

Notes:

1.	Source for copper, gold and silver is Argus Media at www.metalprices.com.
LME Official Cash Price for copper.
LBMA PM price for gold.
London PM fix for silver.
2.	Source for molybdenum prices is Platts.

E.  OFF-BALANCE SHEET ARRANGEMENTS

Amarc has no off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the contractual obligations of the Company as at March 31, 2026:

	Less than	1-3	3-5	After
	1 year	years	years	5 years	Total
Accounts payable and accrued liabilities	894,535	–	–	–	894,535
Balances due to related parties	311,905	–	–	–	311,905
Director’s loan	1,058,846	–	–	–	1,058,846
Minimum lease payments	2,347	–	–	–	2,347
Advanced royalties payments (1)	50,000	100,000	100,000	275,000	525,000
Property option payments (2)	525,000	650,000	650,000	150,000	1,975,000
Total	2,842,633	750,000	750,000	425,000	4,767,633

The Company has no capital (finance) lease obligations, no operating lease obligations, no purchase obligations, or other long-term liabilities.

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Year born	Position	Director or Officer Since
T. Barry Coughlan	1945	Director	February 2009
Scott D. Cousens	1964	Director	September 1995
Robert A. Dickinson	1948	Executive Chair of the Board and Director	April 1993
Diane S. Nicolson	1965	President & Chief Executive Officer Director	November 2014 June 2017
Carol Li	1968	Chief Financial Officer	July 2025
Trevor Thomas	1967	Secretary	February 2008
Gavin Titley	1990	Vice President - Exploration	February 2026

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

Mr. Coughlan is, or was within the past five years, an officer and/or a director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Quetzal Copper Corp.	Director	January 2021	October 2025
Northcliff Resources Ltd.	Director	June 2011	Present
Rathdowney Resources Ltd.	Director	March 2011	Present
Quadro Resources Ltd.	CEO, President and Director	June 1986	Present
Badlands Resources Inc.	Director	December 2014	June 2023

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

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chair	April 2004	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chair	April 2004	Present
Quartz Mountain Resources Ltd.	Director	May 2022	Present
	Chair	May 2022	Present
	Chief Executive Officer	May 2022	May 2023
Trekor Metals Limited	Director	January 1991	Present
Northcliff Resources Ltd.	Director	May 2012	May 2023

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

Carol Li – Chief Financial Officer

Carol Li is a Chartered Professional Accountant with over 30 years experience in the resources industry and with financial services and securities firms, encompassing financial reporting and management, tax planning, risk management and project finance. She has served as CFO and director of public companies within the resources sector.

Ms. Li is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	CFO	July 2025	Present
DLP Resources Inc.	Director	July 2020	Present
StrikePoint Gold Inc.	Director	June 2019	August 2021
Cambria Gold Mines Inc.(formerly Ascot Resources Ltd.)	CFO	November 2017	May 2025

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Electric Royalties Ltd.	Secretary	June 2020	November 2021
Badlands Resources Inc.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
	General Counsel	April 2021	Present
Quadro Resources Ltd.	Director	June 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	President and CEO	February 2019	May 2022
	Director	February 2019	Present
	CEO	April 2023	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
RE Royalties Ltd.	Secretary	November 2018	October 2022
Trekor Metals Limited	Secretary	August 2008	Present
	General Counsel	June 2022	Present

Gavin Titley – Vice President - Exploration

Gavin Titley is professional geoscientist with a decade and a half of comprehensive experience exploring and managing copper-gold projects in the Canadian Cordillera. Prior to joining Amarc, he was an Exploration Manager for Northwest Copper Corporation for four years, managing multi-million dollar exploration programs at the Lorraine/Top Cat project and others. From 2017-2020, he was Project Geologist with Mincord Exploration Consultants, carrying out and overseeing field programs exploring for porphyry as well as other deposit types in British Columbia.  He holds a B.Sc degree in Geology from the University of Victoria.

Mr. Titley is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Vice President - Exploration	February 2026	Present
Cariboo Rose Resources Ltd.	Director	June 2023	Present
Eastfield Resources Ltd.	Director	June 2023	Present

B. COMPENSATION

During the Company’s financial year ended March 31, 2026, the aggregate cash compensation paid or payable by the Company to its directors and senior officers was $625,014.

Diane S. Nicolson, President and Chief Executive Officer, Carol Li, Chief Financial Officer, and Gavin Titley, Vice President Exploration, are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company’s most recently completed financial year of March 31, 2026 is as set out below and expressed in Canadian Dollars:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Diane S. Nicolson President and Chief Executive Officer, Director (2)	2026	252,550	Nil	Nil	Nil	Nil	Nil	Nil	252,550
	2025	250,000	Nil	Nil	Nil	Nil	Nil	Nil	250,000
	2024	230,333	Nil	287,515	57,042	Nil	Nil	Nil	574,890
Carol Li Chief Financial Officer (3)	2026	138,308	Nil	57,632	Nil	Nil	Nil	Nil	195,940
	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gavin Titley Vice President - Exploration (4)	2026	153,219	Nil	74,614	Nil	Nil	Nil	Nil	227,833
	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Thomas Wilson Chief Financial Officer (5)	2026	20,937	Nil	Nil	Nil	Nil	Nil	Nil	20,937
	2025	62,810	Nil	Nil	Nil	Nil	Nil	Nil	62,810
	2024	62,810	Nil	19,079	Nil	Nil	Nil	Nil	81,889

(1)

The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted.

(2)	Pursuant to the Corporate Services Agreement with HDSI, compensation for Dr. Nicolson is allocated to the Company on the basis of estimated time spent in respect of the Company’s business.

(3)	Ms. Li was appointed on July 19, 2025. Salary was paid to High Hills Consulting Ltd., which is owned by Ms. Li.

(4)	Mr. Titley was appointed on February 5, 2026.

(5)	Mr. Wilson resigned on July 18, 2025.

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

Director Compensation

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company’s most recently completed financial year of March 31, 2026 is as set out below:

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

C. BOARD PRACTICES

All of the Company’s directors were elected at the annual general meeting of shareholders held on April 9, 2026. All directors have a term of office expiring at the next annual general meeting of the Company’s shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the “Board”).

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

4. Ethical Business Conduct

The Board has adopted a code of ethics policy which is part of the Corporate Governance Charters and Policies (the “Governance Manual”) available on the Company’s website, www.amarcresources.com. The Board also understands that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board has approved the Governnace Manual, which includes, among other things, a charter for the Nominating, Governnace and Compensation Committee. The duties of this Committee once constituted will include the identification and recommendation of qualified candidates for election or appointment to the Board, development and overseeing of the Company’s approach to corporate governance and assessing the composition, effectiveness, and performance of the Board.

6. Compensation

The duties of the Nominating, Governnace and Compensation Committee once constituted will include the oversight and administration of the compensation of the Company’s directors, executive officers, and senior employees, the review and recommendation of equity-based compensation programs, including the Company’s stock option plan and ensuring that the Company’s compensation programs are aligned with shareholder value creation, market comparables, and the requirements of applicable securities laws and TSXV policies.

7. Other Board Committees

The Board currently has no committees, other than the Audit Committee. However, the Company is in the process of establishing a Nominating, Governance and Compensation Committee and a Health, Safety, Environment and Indigenous Committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its audit committee.

Audit Committee

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities which is included in the Governance Manual. A copy of the audit committee charter is available at the Company’s website, www.amarcresources.com.

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

D. EMPLOYEES

At March 31, 2026, Amarc had the following employees:

	March 31, 2026	March 31, 2025	March 31, 2024
Full-time salaried	10	11	7
Daily	0	19	8

Amarc’s administrative and exploration functions are primarily administered through Hunter Dickinson Services Inc. (See Item 7 - Major Shareholders and Related Party Transactions).

E. SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at March 31, 2026, the directors and officers of Amarc, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 42,422,266 common shares (18.82%), or 49,267,266 (21.85%) on a diluted basis.

As at March 31, 2026, the Company’s directors and senior management beneficially own the following number of the Company’s common shares, share purchase options, and share purchase warrants:

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
T. Barry Coughlan (3)	35,901 common shares 375,000 share purchase options	0.02%
Scott D. Cousens (3)	602,300 common shares 250,000 share purchase options	0.27%
Robert A. Dickinson	38,011,665 common shares 1,500,000 share purchase options	16.87%
Diane S. Nicolson (3)	3,593,000 common shares 4,200,000 share purchase options	1.59%
Carol Li	Nil common shares 100,000 share purchase options	0.00%
Trevor Thomas	300,000 common shares 100,000 share purchase options	0.08%
Gavin Titley	Nil common shares 320,000 share purchase options	0.00%
Total	42,422,266 common shares 6,845,000 share purchase options	18.82%

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

Share Option Plan

As of the date of this document, there were 6,122,000 options outstanding pursuant to the Company’s share option plan (the “Plan”), described below, and an aggregate of 16,434,736 common shares remained available for issuance pursuant to the Plan, described below.

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

The New Plan was approved by the shareholders at the last annual general meeting held on April 9, 2026.

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

(l)

Should the Expiry Date for an Option fall within a Black-out Period (a period during which a restriction has been formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information on all or any of its Participants whereby such Participants are prohibited from exercising, redeeming or settling their Options), such Expiry Date shall be automatically extended without any further act or formality to that day which is the tenth (10th) Business Day after the end of the Black-out Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under the Plan.

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

Shareholder	Securities Beneficially Owned or Controlled	As a % of the outstanding common shares
The Sutton Group, Inc.	40,423,101	17.92%
Robert A. Dickinson	38,011,665	16.85%

For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As of the date of this document, Amarc had authorized unlimited common shares without par value, of which 225,567,364 were issued and outstanding. Amarc’s authorized share structure also includes a class of preferred shares without par value and without a maximum number. The preferred shares may be issued in series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions. No series of preferred shares has been designated by the board of directors, and no preferred shares are outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of the date of this Annual Report, Amarc’s register of shareholders indicates that Amarc’s common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	29	206,073,596	91.36%
United States	8	17,955,306	7.96%
Other	1	1,538,462	0.68%
TOTALS	38	225,567,364	100.00%

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

Insider Reports Under the Securities Acts of British Columbia and Alberta

Since the Company is a reporting issuer under the Securities Acts of BC and Alberta, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Amarc’s common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA. Copies of such reports are available for public inspection at the offices of the BC Securities Commission, 12th Floor, 701 West Georgia Street, Vancouver, BC V7Y 1L2, (604) 899-6500 or at the BC Securities Commission web site, www.bcsc.bc.ca. In BC, all insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

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

Director’s Loan

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On November 25, 2024, the Lender agreed to extend the repayment date of the Loan to November 26, 2025. On November 25, 2025, the repayment date of the Loan was further extended to January 4, 2027 or earlier pending the achievement of certain financing milestones. Interest is accrued on a monthly basis will be paid by the Loan due date.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Amarc’s audited annual financial statements as at and for the years ended March 31, 2026, 2025 and 2024. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

The following tables set forth for the periods indicated the price history of the Company’s common shares on the TSX Venture and on the OTCQB.

	TSX Venture Exchange		OTCBB/OTCQB
Fiscal Year Ended March 31,	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2026	1.52	0.42	1.17	0.31
2025	0.80	0.49	0.575	0.50
2024	0.14	0.08	0.10	0.05
2023	0.17	0.09	0.136	0.07
2022	0.145	0.085	0.12	0.07
2021	0.13	0.03	0.09	0.02
2020	0.08	0.02	0.06	0.02

	TSX Venture Exchange		OTCQB
Fiscal Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Q4 2026	1.52	0.78	1.17	0.56
Q3 2026	1.40	0.90	1.03	0.61
Q2 2026	1.41	0.65	1.00	0.46
Q1 2026	0.80	0.42	0.57	0.31
Q4 2025	0.54	0.47	0.54	0.14
Q3 2025	0.145	0.085	0.15	0.10
Q2 2025	0.17	0.09	0.14	0.09
Q1 2025	0.14	0.08	0.13	0.08
Q4 2024	0.13	0.09	0.09	0.07
Q3 2024	0.11	0.08	0.08	0.05
Q2 2024	0.13	0.09	0.10	0.06
Q1 2024	0.14	0.11	0.10	0.08
Q4 2023	0.17	0.10	0.13	0.09
Q3 2023	0.17	0.12	0.14	0.08
Q2 2023	0.17	0.09	0.12	0.07
Q1 2023	0.12	0.09	0.10	0.07
Q4 2022	0.14	0.10	0.11	0.08
Q3 2022	0.14	0.10	0.11	0.08
Q2 2022	0.14	0.10	0.11	0.09
Q1 2022	0.14	0.11	0.16	0.09
	TSX Venture Exchange		OTCQB
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
July 2026 (to the date of this Annual Report)	1.06	0.89	0.75	0.62
June 2026	1.03	0.87	0.75	0.61
May 2026	1.17	0.90	0.85	0.64
April 2026	1.03	0.86	0.76	0.61
March 2026	1.34	0.78	1.00	0.56
February 2026	1.43	1.16	1.17	0.81
January 2026	1.52	1.23	1.12	0.90

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

C. MATERIAL CONTRACTS

Amarc’s only material contracts as of the date of this Annual Report are:

Corporate Services Agreement between Amarc and Hunter Dickinson Services Inc. dated July 2, 2010. See Item 7.B and Exhibit 4.1.

Shareholders’ Agreement made between Freeport-McMoRan Mineral Properties Canada Inc. and Amarc Resources Ltd. in respect of the ownership and operation of Aurora Minerals Ltd., dated August 20, 2025. See Exhibit 4.3.

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

C. INTEREST RATE RISK AND EQUITY PRICE RISK

Amarc’s liabilities consist of routine accounts payable, balance due to a related party, and a loan payable to a director of the Company. The loans bear fixed interest rates. Based on these factors, interest rate change risk for the Company is nominal. For more details on the loan, refer to note 9 of the accompanying audited annual financial statements for the year ended March 31, 2026.

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of March 31, 2026, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of March 31, 2026.

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

The board of directors adopted a new updated Code of Ethics subsequent to its March 31, 2026 year end on June 16, 2026 which continues to set forth the written standards above.

The board of directors monitors compliance with the Code of Ethics by ensuring that all Company personnel have read and understood the Code of Ethics, and by charging management with bringing to the attention of the board of directors any issues that arise with respect to the Code of Ethics.

The Company’s original Code of Ethics was filed as Exhibit 11.1 of the Company’s Form 20-F filed on October 7, 2008. The Company’s new Code of Ethics is included as Exhibit [16.1] to this Form 20-F. The Company’s new Code of Ethics can be viewed at the Company’s website (www.amarcresources.com). The Company will also provide a copy of the new Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: 14th floor, 1040 West Georgia Street, Vancouver, BC V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department.

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

Services:		Year ended March 31, 2026	Year ended March 31, 2025
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$35,000[1]	$44,375
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

		Nil	Nil
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$35,000	$44,375

(1)	Accrued.

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

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended March 31, 2026, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G CORPORATE GOVERNANCE

Not applicable.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

Not applicable. See Item 18 – Financial Statements

ITEM 18 FINANCIAL STATEMENTS

The following are incorporated herein:

•	Report of the Company’s independent registered public accountants, De Visser Gray LLP, dated July 20, 2026;
•	Statements of financial position as at March 31, 2026 and March 31, 2025;
•	Statements of net loss and comprehensive loss for the years ended March 31, 2026, March 31, 2025, and March 31, 2024;
•	Statements of changes in (deficiency) equity for the years ended March 31, 2026, March 31, 2025, and March 31, 2024; and
•	Statements of cash flows for the years ended March 31, 2026, March 31, 2025, and March 31, 2024;
•	Notes to annual financial statements.

AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

MARCH 31, 2026, 2025 and 2024

(Expressed in Canadian Dollars)

1 | Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Amarc Resources Ltd.,

Opinion on the Financial Statements

We have audited the accompanying financial statements of Amarc Resources Ltd. (the “Company”), which comprise the statements of financial position as at March 31, 2026 and 2025, and the statements of net loss and comprehensive loss, changes in (deficiency) equity and cash flows for each of the three years in the period ended March 31, 2026, and related notes and schedules (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2026 and 2025 and its financial performance and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This issue also constitutes, from our perspective, a critical audit matter.

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

Vancouver, Canada

July 20, 2026

3 | Page

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

		As at March 31, 2026	As at March 31, 2025
	Note	($)	($)
ASSETS
Current assets
Cash	3	1,414,013	1,211,297
Amounts receivable and other assets	6	110,319	109,975
Marketable securities	4	5,514	22,086
		1,529,846	1,343,358
Non-current assets
Investment in Aurora Minerals Ltd.	8	1	–
Restricted cash	5	514,546	514,828
Right-of-use asset	14	1,681	21,858
Total assets		2,046,074	1,880,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	9	894,353	780,923
Advanced contributions received	7(c),8	529,583	635,530
Balances due to related parties	12	311,905	278,238
Director’s loan	10	1,050,846	966,304
Lease liability	14	2,347	26,417
		2,789,034	2,687,412

Non-current liabilities
Lease liability	14	–	2,347
Total liabilities		2,789,034	2,689,759

Shareholders’ equity (deficiency)
Share capital	11	69,645,197	68,863,511
Reserves	11	4,482,430	4,267,374
Accumulated deficit		(74,870,587)	(73,940,600)
		(742,960)	(809,715)
Total liabilities and shareholders’ equity		2,046,074	1,880,044

Nature of operations and going concern (note 1)

Events after the reporting period (note 17)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

4 | Page

Amarc Resources Ltd. Statements of Net Loss and Comprehensive Loss (Expressed in Canadian Dollars, except for weighted average number of common shares)

		Years ended March 31
		2026	2025	2024
	Note	($)	($)	($)
Expenses
Exploration and evaluation	7,13	19,179,186	22,575,096	12,432,493

Administration		1,819,170	1,597,495	1,161,870
Legal, accounting and audit		243,969	298,277	109,830
Office and administration	12(b),13	614,473	423,740	417,032
Rent		9,145	35,570	62,908
Shareholder communication		574,633	524,599	366,171
Travel and accommodation		298,372	267,551	135,138
Trust and regulatory		78,578	47,758	70,791

Equity-settled share-based compensation		273,147	350,834	425,460

Cost recoveries	7	(18,961,755)	(18,921,430)	(13,178,925)

		2,309,748	5,601,995	840,898
Other items
Finance income		(126,676)	(320,574)	(371,222)
Interest expense – director’s loans	10	100,000	99,000	101,274
Accretion expense - office lease		1,748	4,722	7,360
Interest and penalties		113	69,706	–
Other fee income	8	(1,413,040)	(977,547)	(696,248)
Amortization of right-of-use asset		20,177	20,175	20,175
Transaction cost – director’s loans	10	34,678	181,357	136,942
Flow through premium recovery		–	(769,231)	–
Foreign exchange loss		3,239	3,285	4,271
Net loss		929,987	3,912,888	43,450

Other comprehensive loss
Items that will not be reclassified subsequently to loss (income):
Change in value of marketable securities	4	16,572	19,501	97,698
Total other comprehensive loss		946,559	3,932,389	141,148

Basic and diluted loss per share		0.00	0.02	0.00

Weighted average number of common
shares outstanding		224,931,565	216,724,808	194,992,511

 The accompanying notes are integral part of these financial statements

5 | Page

Amarc Resources Ltd. Statements of Changes in (Deficiency) Equity (Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total
	(#)	($)	($)	($)	($)	($)	($)
Balance at April 1, 2023	186,602,894	65,228,921	2,650,490	(1,495,692)	3,135,098	(69,984,262)	(465,445)
Net loss for the year	–	–	–	–	–	(43,450)	(43,450)
Other comprehensive loss for the year	–	–	–	(97,698)	–	–	(97,698)
Total comprehensive loss	–	–	–	(97,698)	–	(43,450)	(141,148)
Issuance of common shares pursuant to property agreement	100,000	7,500	–	–	–	–	7,500
Issuance of common shares pursuant to non-flow-through private placement	9,615,385	769,231	–	–	–	–	769,231
Issuance of common shares pursuant to a flow-through private placement	15,384,615	2,000,000	–	–	–	–	2,000,000
Flow-through share premium liability	–	(769,231)	–	–	–	–	(769,231)
Equity-settled share-based compensation	–	–	425,460	–	–	–	425,460
Balance at March 31, 2024	211,702,894	67,236,421	3,075,950	(1,593,390)	3,135,098	(70,027,712)	1,826,367
Balance at April 1, 2024	211,702,894	67,236,421	3,075,950	(1,593,390)	3,135,098	(70,027,712)	1,826,367
Net loss for the year	–	–	–	–	–	(3,912,888)	(3,912,888)
Other comprehensive loss for the year	–	–	–	(19,501)	–	–	(19,501)
Total comprehensive loss	–	–	–	(19,501)	–	(3,912,888)	(3,932,389)
Issuance of common shares pursuant to property agreement	100,000	7,500	–	–	–	–	7,500
Shares issued through exercise of options	6,214,668	587,973	–	–	–	–	587,973
Fair value reversal of options exercised	–	429,161	(429,161)	–	–	–	–
Fair value reversal of warrants exercised	–	252,456	(252,456)	–	–	–	–
Shares issued through exercise of warrants	6,176,470	350,000	–	–	–	–	350,000
Equity-settled share-based compensation	–	–	350,834	–	–	–	350,834
Balance at March 31, 2025	224,194,032	68,863,511	2,745,167	(1,612,891)	3,135,098	(73,940,600)	(809,715)
Balance at April 1, 2025	224,194,032	68,863,511	2,745,167	(1,612,891)	3,135,098	(73,940,600)	(809,715)
Net loss for the year	–	–	–	–	–	(929,987)	(929,987)
Other comprehensive loss for the year	–	–	–	(16,572)	–	–	(16,572)
Total comprehensive loss	–	–	–	(16,572)	–	(929,987)	(946,559)
Issuance of common shares pursuant to property agreement	1,000,000	690,000	–	–	–	–	690,000
Shares issued through exercise of options	183,332	50,167	–	–	–	–	50,167
Fair value reversal of options exercised	–	41,519	(41,519)	–	–	–	–
Equity-settled share-based compensation	–	–	273,147	–	–	–	273,147
Balance at March 31, 2026	225,377,364	69,645,197	2,976,795	(1,629,463)	3,135,098	(74,870,587)	(742,960)

The accompanying notes are integral part of these financial statements.

6 | Page

Amarc Resources Ltd. Statements of Cash Flows (Expressed in Canadian Dollars)

		Years ended March 31
	Note	2026	2025	2024
		($)	($)	($)
Operating activities
Net loss for the year		(929,987)	(3,912,888)	(43,450)
Adjustments for:
Amortization of right-of-use asset	14	20,177	20,175	20,175
Equity-settled share-based compensation		273,147	350,834	425,460
Flow through premium recovery		–	(769,231)	–
Office lease accretion per IFRS 16	14	1,748	4,722	7,360
Office base rent recorded as lease reduction per IFRS 16	14	(28,165)	(28,164)	(28,056)
Property acquisition and assessments costs	7(b)	690,000	7,500	7,500
Interest expense – director’s loans	10	100,000	99,000	101,274
Transaction cost – director’s loans	10	34,678	181,357	136,942

Changes in working capital items
Amounts receivable and other assets		(344)	106,149	2,227
Restricted cash		282	20,000	5,006
Accounts payable and accrued liabilities		113,429	(347,886)	(52,056)
Advanced contributions received	7(c),8	(105,947)	(4,497,191)	1,008,372
Balances due to related parties		33,667	130,905	(383,179)
Net cash provided by (used in) operating activities		202,685	(8,634,718)	1,207,575
Financing activities
Net proceeds from issuance of common shares pursuant to a private placement		–	–	2,769,231
Payment for director’s loan interest	10	(50,136)	(99,000)	(101,274)
Proceeds from exercise of share purchase warrants	11(a)	–	350,000	–
Proceeds from option exercise	11(a)	50,167	587,973	–
Net cash provided by financing activities		31	838,973	2,667,957

Net increase (decrease) in cash		202,716	(7,795,745)	3,875,532
Cash, beginning balance		1,211,297	9,007,042	5,131,510
Cash, ending balance		1,414,013	1,211,297	9,007,042

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

These financial statements as at and for the year ended March 31, 2026 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2026, the Company had cash of $1,414,013, working capital deficiency of $1,259,188, and an accumulated deficit of $74,870,587.

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

2. MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

These Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Board of Directors of the Company authorized these Financial Statements for issuance on July 20, 2026.

(b) Basis of presentation and measurement

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

8 | Page

These Financial Statements are presented in Canadian dollars (“CAD”), which is also the Company’s functional currency. At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into CAD using the exchange rate in effect at that date. At the period-end date, unsettled monetary assets and liabilities are translated into CAD using the exchange rate in effect at the period-end date and the related translation differences are recognized in net income or loss.

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

(d) Financial instruments

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

9 | Page

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

Financial assets	Classification
Cash	Amortized cost
Marketable securities	FVTOCI
Restricted cash	Amortized cost
Amounts receivable and other assets	Amortized cost

Financial Liabilities	Classification
Accounts payable and accrued liabilities	Amortized cost
Balance due to related parties	Amortized cost
Director’s loan	Amortized cost

(e) Exploration and evaluation expenditures

Exploration and evaluation costs are costs incurred to discover mineral resources, and to assess the technical feasibility and commercial viability of the mineral resources found.

Exploration and evaluation expenditures include:

•	costs associated with the acquisition of licenses;

•	costs associated with the acquisition of exploration and evaluation of assets, including mineral properties; and

•	costs associated with exploration and evaluation activities.

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

10 | Page

(f) Share capital

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

(g) Loss per share

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

(h) Equity-settled share-based payments

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

(i) Income taxes

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

11 | Page

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

(j) Restoration, rehabilitation and environmental obligations

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

(k) Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

(l) Government assistance

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

12 | Page

(m) Leases

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

(n) Joint Arrangements

The Company conducts exploration work jointly with other parties in joint ventures and other related legal entities in circumstances where neither party can be said to authoritatively control the entity. Such arrangements are considered, for accounting purposes, to be joint ventures when a separate legal entity exists and where the Company’s investment is substantially related only to the net assets of that entity. The Company’s interests in a joint venture are accounted for on the equity basis, reflective of the Company’s net investment at cost plus the Company’s proportionate share of the entity’s subsequent income, less its share of any losses incurred. Losses are not typically recognized to the extent that doing so would create a negative balance relative to the Company’s net investment.

13 | Page

Arrangements with other parties which are not typically conducted through separate legal entities are classified are joint operations and consolidated within the Company’s financial statements on a line-by-line basis and reflective of the Company’s proportionate interest in such activities.

(o) New and amended IFRS Accounting Standards pronouncements

IFRS 18 Presentation and Disclosures in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements. The objective of the new standard is to set out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. The new standard is effective for reporting periods beginning on or after January 1, 2027. Management is currently assessing the impact of the new standard on the Company’s interim and annual financial statements.

Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued amendments to the classification and measurement of financial instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026. Management is currently assessing the impact of the new standard on the Company’s interim and annual financial statements.

3. CASH

The Company’s cash is invested in business accounts, which are available on demand by the Company. The cash balance at March 31, 2026 included $305,349 of advance contributions to be spent on exploration expenditures (note 7) and $224,234 in deferred expenditures for services agreement (note 8).

4. MARKETABLE SECURITIES

As at March 31, 2026, the fair value of its current holdings was $5,514 (March 31, 2025 - $22,086) and during the year ended March 31, 2026 there was a negative change in value adjustment of $16,572 (year ended March 31, 2025 – $19,501 negative change). The marketable securities include 550,000 units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on the TSX Venture Exchange.

14 | Page

As at March 31, 2026, the Company held the following marketable securities:

	Shares Held	Cost	Fair Value At March 31, 2026	Fair Value At March 31, 2025	Change in Fair Value
Company	(#)	($)	($)	($)	($)
Carlyle Commodities Corp - Shares	550,000	907,500	5,500	8,250	(2,750)
Other	1,678,839	14,237	14	13,836	(13,822)
Total	2,778,839	1,648,737	5,514	22,086	(16,572)

5. RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of provincial regulatory authorities upon completion of any required reclamation work on the related projects.

The following tables summarize the restricted cash held by project:

	March 31, 2026	March 31, 2025
	($)	($)
IKE	85,008	85,008
DUKE	77,812	77,812
JOY	337,961	337,961
Other	13,765	14,047
	514,546	514,828

6. AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31, 2026	March 31, 2025
	($)	($)
Sales tax refundable	–	65,444
Prepaid	110,319	44,531
	110,319	109,975

7. EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

During the year ended March 31, 2026, the Company incurred $19,179,186 (year ended March 31, 2025 - $22,575,096) on exploration and evaluation expenses and recovered $18,961,755 (year ended March 31, 2025 - $18,921,430) of this amount from its partners, both of which have been included in the statements of net loss and comprehensive loss. The following tables summarize the exploration and evaluation expenses incurred.

15 | Page

	IKE	JOY (1)	DUKE	OTHER	TOTAL
Year ended March 31, 2026	($)	($)	($)	($)	($)
Assays and analysis	50,519	412,038	580,235	93,208	1,136,000
Drilling	6,545	3,023,347	2,903,542	2,230	5,935,664
Environmental	330	9,801	30,284	–	40,415
Equipment rental	16,200	229,129	228,233	142	473,704
Freight	–	322,460	145,736	–	468,196
Geological, including geophysical	74,860	1,087,521	1,451,086	236,788	2,850,255
Graphics	1,299	7,115	5,257	3,855	17,526
Helicopter and fuel	–	1,846,554	1,951,779	12,094	3,810,427
Operations support	19,860	1,000,931	658,803	70,908	1,750,502
Property acquisition and assessments costs	68,280	707,448	24,667	107,020	907,415
Socioeconomic	21,660	111,153	86,884	45,829	265,526
Technical data	146	–	–	–	146
Travel and accommodation	5,540	508,296	980,415	29,159	1,523,410
	265,239	9,265,793	9,046,921	601,233	19,179,186

	IKE	JOY	DUKE	OTHER	TOTAL
Year ended March 31, 2025	($)	($)	($)	($)	($)
Assays and analysis	293,030	1,009,421	554,906	4,180	1,861,537
Drilling	596,256	3,648,508	1,142,301	–	5,387,065
Environmental	16,316	54,459	24,781	533	96,089
Equipment rental	62,610	203,124	157,025	–	422,759
Freight	49,476	262,350	107,451	152	419,429
Geological, including geophysical	454,583	1,321,153	1,900,966	72,768	3,749,470
Graphics	2,236	7,310	17,643	903	28,092
Helicopter and fuel	1,031,806	2,288,980	1,148,199	–	4,468,985
Operations support	102,493	16,924	24,949	522,040	666,406
Property acquisition and assessments costs	481,900	2,590,722	1,368,652	28,555	4,469,829
Socioeconomic	91,292	206,574	189,261	22,068	509,195
Technical data	4,200	34,890	34,820	–	73,910
Travel and accommodation	25,018	200,297	187,924	9,091	422,330
	3,211,216	11,844,712	6,858,878	660,290	22,575,096

(1)

Includes expenses incurred to the date the JOY District mineral rights and title were transferred to Aurora Minerals Ltd. upon the establishment of the JOY District joint venture with Freeport (note 8). All exploration costs incurred on the JOY District subsequent to August 20, 2025 have been recorded in Aurora Minerals Ltd. and are not presented here.

Below is a summary of the Company’s major exploration property interests, together with the material property transactions.

(a) IKE District

The IKE District is subject to the following royalties:

•

A 1% net smelter return (“NSR’) on the IKE Property mineral claims capped at $2 million, which can be repurchased at any time for $2 million. An additional 2% NSR, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

•

A 2% NSR on the Granite Property mineral claims which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

•	The entire IKE District is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

16 | Page

(b) JOY District (note 8)

The JOY District is comprised of: the AuRORA Au-Cu-Ag Deposit, PINE Au-Cu Deposit, and the TWINs and CANYON Au-Cu Discoveries together with Paula Property, JOY Property, Brenda Property and PIL Property.

In November 2019, the Company entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property. The Paula Property forms part of the agreement with Freeport (below).

In December 2019, as per the amended PINE Property purchase agreement between Amarc and Gold Fields Toodoggone Exploration Corp. (“GFTEC”), the Company completed its acquisition of the PINE property by issuing to GFTEC 5,000,000 common shares of the Company. The amended agreement requires a further 2,000,000 common shares to be issued to GFTEC contingent on reaching certain expenditure levels, as defined by the amended agreement. On August 21, 2025, the Company issued 1,000,000 common shares to GFTEC as certain expenditure levels were met (note 11(a)). The fair value of the shares issued was $690,000 and has been recorded as property acquisition and assessment costs during the year ended March 31, 2026. The PINE Property forms part of the agreement with Freeport (below).

JOY District Agreement with Freeport

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly-owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “Agreement”) whereby Freeport may acquire up to a 70% ownership interest of the JOY District. To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5-year term. On May 11, 2025, Freeport earned the 60% interest under an accelerated timeframe and a private joint venture corporation, Aurora Minerals Ltd. (“AuRORA Minerals”) was established to hold the mineral rights and title and to operate the JOY District (note 8). Freeport also elected to earn an additional 10% interest, for an aggregate 70% interest by sole funding a further $75 million within the following five years at a rate of no less than $10 million per year. Freeport is not obligated to continue funding Stage 2 and may abandon it at any time and revert to the 60:40 ownership arrangement.

On February 5, 2025, the Company entered into a mineral property option agreement to acquire a 100% interest in 22 mineral claims (the “Brenda Property”) that are located adjacent to its JOY tenure and immediately to the east of its AuRORA copper-gold-silver (“Cu-Au-Ag”) discovery. The terms of the 5-year option to acquire 100% of the Brenda Property requires annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. The claims are subject to a 2% NSR royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations or $10 million after commencement of mining. The claims fall largely within the area of common interest under the Agreement. In April, 2025, Freeport exercised its right to have the entire Brenda Property included in the JOY District.

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

17 | Page

During the year ended March 31, 2026, the Company recorded cost recoveries of $9,376,942 before the joint venture corporation was formed (note 8) (year ended March 31, 2025 - $11,619,947), offsetting the expenditures incurred pursuant to the Agreement.

The JOY District is subject to the following NSR royalties:

•

On November 21, 2017, Amarc acquired 100% interest in the 7,200 hectare JOY Property from a private vendor. This property is subject to an underlying 3% NSR royalty from production to a former owner, which is capped at $3.5 million.

•	The PINE Property is subject to a 3% NSR on the PINE Property capped at $5 million payable from production.

•

A 2.5% net profits interest (“NPI”) on mineral claims comprising approximately 96% of the PINE Property, which are subject to the 3% NSR and a 1% NSR on the balance of the claims that are not subject to the 3% NSR. The NPI royalty can be reduced to 1.25% at any time for $2.5 million in cash or shares. The NSR royalty can be reduced to 0.5% for $2.5 million in cash or shares.

•	The Paula claim is subject to a 1% NSR royalty payable from commercial production that is capped at $500,000.

(c) DUKE District

In November 2016, the Company agreed to acquire a 100% interest in certain mineral claims from a private company owned by one of its directors, reimbursing $168,996 in acquisition costs. These claims are included in the EIA with Boliden (below).

On July 7, 2023, the Company entered into a mineral property option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property, subject to a 2% NSR royalty in the event of commercial production on the property, payable until $10 million has been paid after which the NSR shall cease. To acquire the property, the Company issued 200,000 common shares and must make annual cash payments of $5,000 to the optionor plus funding an annual scholarship for Indigenous students for a period of 10 years in the amount of $20,000 per year. This property is included in the EIA with Boliden (below).

DUKE District Agreement with Boliden

On November 22, 2022, the Company announced that it had entered into a Mineral Property Earn-in Agreement (the “EIA”) with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the EIA, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund $30 million of exploration and development expenditures within four years of the effective date of the EIA. Amarc is the operator during this initial earn-in stage. Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional $60 million of exploration and development expenditures at a minimum rate of $10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator. As of December 31, 2025, Boliden had funded $30 million and earned a 60% interest in the Duke District. On April 30, 2026, Amarc and Boliden signed a joint venture agreement to jointly operate the DUKE District (the “DUKE JV”) effective April 1, 2026. Concurrently, the EIA was terminated and Boliden elected not to exercise the option to increase its interest from 60% to 70%. Boliden appointed Amarc as the operator for the DUKE JV. Under the DUKE JV, Boliden will now participate as to 60% and Amarc 40% in future programs of the DUKE JV, subject to standard dilution provisions in the event of non-participation.

The Company initially records the amounts of contributions received or receivable from Boliden pursuant to the EIA as a liability (advanced contributions received) in the statements of financial position, and subsequently recognized amounts as cost recoveries in the statements of net loss and comprehensive loss as the Company incurs the related expenditures. As at March 31, 2026, the Company recorded advanced contributions balance of $305,349 (March 31, 2025 - $635,530).

During the year ended March 31, 2026, the Company recorded cost recoveries of $9,413,415 (year ended March 31, 2025: $6,858,878) offsetting the expenditures incurred pursuant to the EIA.

18 | Page

(d) Other property transactions

On May 16, 2022, the Company entered into a mineral claims option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property. The property is subject to a 2% NSR royalty in the event of commercial production, payable until $10 million has been paid after which the NSR royalty reduces to 0.5%.

To acquire its interest, the Company paid $100,000 during the year ended March 31, 2023 and shall pay $100,000 on or before May 31, 2023 and each year thereafter to, and including, May 31, 2031 until an aggregate of $1 million has been paid to the optionor. To Mach 31, 2026, an aggregate of $400,000 has been paid.

8. JOINT VENTURE CORPORATION – AURORA MINERALS LTD.

On August 20, 2025, the Company and Freeport formed a private joint venture corporation, AuRORA Minerals to operate the JOY District (note 7(b)). AuRORA Minerals holds the JOY District mineral rights and titles with Freeport owning 60% and Amarc owning 40% of the common shares of AuRORA Minerals. Freeport is the operator of AuRORA Minerals and has appointed Amarc as its primary contractor to manage JOY District exploration programs under a separate services agreement. AuRORA Minerals is governed by a shareholders agreement between Amarc and Freeport.

AuRORA Minerals was formed by the initial contribution of each of Amarc and Freeport of their respective 40% and 60% interests in the JOY District in consideration for the same percentage of common shares in the equity of AuRORA Minerals.

The transfer of such non-monetary consideration in exchange for the joint venture equity interest was considered to lack commercial substance and accordingly no gain or loss was recorded by the Company.

Subsequent to the establishment of AuRORA Minerals, Freeport has elected to sole fund stage 2 expenditures in the aggregate of $75 million within the next five years with a minimum required spend of $10 million per year. At such time as stage 2 is completed, Freeport’s ownership of AuRORA Minerals will increase to 70% and Amarc will be diluted to 30%. Freeport is not obligated to continue funding stage 2 and may abandon it at any time and remain at 60% ownership (note 7).

During the year ended March 31, 2026, Amarc provided, as contractor, $8,378,574 in services in relation to exploration and evaluation expenditures to AuRORA Minerals. As a result, Amarc earned a contractor fee of $380,010 as manager and primary contractor of the JOY District which has been recorded as other fee income.

The Company’s interest in AuRORA Minerals is accounted for using the equity accounting method on the basis that it retains significant influence over its operations. Amarc reports the carrying value of its investment in AuRORA Minerals at a nominal value of $1. Summarized financial information of AuRORA Minerals are set out below:

	March 31, 2026		March 31, 2025
Current assets		$3,863,303	N/A
Non-current assets	$	nil	N/A
Current liabilities		$142,304	N/A
Expenses		$7,526,241	N/A
Net loss		$7,526,241	N/A

As at March 31, 2026, the Company has a liability for advanced contributions received of $224,234 which represents unspent JOY District exploration and evaluation expenditures advanced by AuRORA Minerals.

19 | Page

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2026	March 31, 2025
	($)	($)
Accounts payable	298,194	488,338
Accrued liabilities	596,159	292,585
Total	894,353	780,923

10. DIRECTOR’S LOAN

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On November 25, 2024, the Lender agreed to extend the repayment date of the Loan to November 26, 2025. On November 25, 2025, the repayment date of the Loan was further extended to January 4, 2027 or earlier pending the achievement of certain financing milestones. Interest is accrued on a monthly basis will be paid as amended, by the Loan maturity date.

The continuity of the Loan balance is as follows:

Total
($)
Balance, March 31, 2024	784,947
Amortization of transaction costs	181,357
Balance, March 31, 2025	966,304
Interest expense	100,000
Amortization of transaction costs	34,678
Cash interest paid	(50,136)
Closing balance, March 31, 2026	1,050,846
Current portion	1,050,846
Non-current portion	–

Finance expenses	Years ended March 31,
	2026	2025
	($)	($)
Interest on loan	100,000	99,000
Amortization of transaction costs	34,678	181,357
Total	134,678	280,357

20 | Page

11. SHARE CAPITAL AND RESERVES

(a) Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

On September 5, 2024, 100,000 common shares were issued pursuant to a property agreement at $0.075 per share.

During the year ended March 31, 2025, 6,214,668 common shares were issued as a result of the exercise of share purchase options.

During the year ended March 31, 2025, 6,176,470 flow-through shares were issued as a result of the exercise of flow -through share purchase warrants.

During the year ended March 31, 2026, 183,332 common shares were issued as a result of the exercise of share purchase options.

On August 21, 2025, the Company issued 1,000,000 common shares to GFTEC as part of the contingent consideration set out in the amended PINE property purchase agreement (note 7(b)).

As at March 31, 2026, the number of total issued and outstanding common shares is 225,377,364 (March 31, 2025: 224,194,032).

(b) Share purchase options

The following summarizes changes in the Company’s share purchase options:

	March 31, 2026		March 31, 2025
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Beginning balance	0.133	5,945,332	0.102	13,410,000
Cancelled	0.670	(50,000)	0.116	(1,480,000)
Exercised	0.274	(183,332)	0.095	(6,214,668)
Expired	NA	–	0.120	(60,000)
Granted	1.115	600,000	0.670	290,000
Ending balance	0.218	6,312,000	0.133	5,945,332

The following summarizes information on the options outstanding and exercisable as at March 31, 2026:

		Weighted Average Remaining Contractual	Number of Options	Number of Options
Exercise price	Expiry date	Life (periods)	Outstanding	Exercisable

$0.125	11-Apr-26	0.03	120,000	120,000
$0.105	22-Mar-29	2.98	5,100,000	5,100,000
$0.105	22-Mar-27	0.98	302,000	302,000
$0.670	4-Feb-30	3.85	190,000	126,667
$0.680	27-Jun-30	4.24	100,000	100,000
$0.770	9-Jul-27	1.27	100,000	100,000
$1.310	25-Feb-31	4.91	400,000	66,667
		2.97	6,312,000	5,915,333

During the year ended March 31, 2026, the Company granted 600,000 share purchase options at a weighted average exercise price of $1.12 to its employees and contractors, for a period of two to five years.  During the year ended March 31, 2025 the Company granted 290,000 share purchase options to certain associates at a weighted average exercise price of $0.67, for a period of five years. All of the options are subject to the required TSX Venture Exchange acceptance and customary vesting provisions.

21 | Page

The Company uses the Black-Scholes option pricing model to estimate the fair value for all stock-based compensation. The expected volatility assumption inherent in the pricing model is based on the historical volatility of the Company’s shares over a term equal to the expected term of the options granted. The weighted average assumptions used in the option pricing model and the resulting weighted average fair values per option for the options granted during the year ended March 31, 2026 and 2025 were as follows:

	March 31, 2026	March 31, 2025

Risk-free rate:	2.66% to 2.86%	2.66%
Expected life:	2 to 5 years	5 years
Expected volatility:	99% - 114%	120%
Expected dividends:	Nil	Nil
Weighted average fair value per option:	$0.821	$0.576

(c) Share purchase warrants

The following summarizes changes in the Company’s share purchase warrants:

	March 31, 2026		March 31, 2025
	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants
Beginning balance	0.08	4,807,693	0.07	10,984,163
Exercised	NA	–	0.06	(6,176,470)
Ending balance	0.08	4,807,693	0.08	4,807,693

The following summarizes information on the warrants outstanding as at March 31, 2026:

		Weighted Average
		Remaining Contractual	Warrants
Exercise price	Expiry date	Life (periods)	Outstanding

$0.080	1-Dec-28	2.67	4,807,693
		2.67	4,807,693

12. RELATED PARTY TRANSACTIONS

	March 31, 2026	March 31, 2025
Balances due to related parties	($)	($)
Hunter Dickinson Services Inc.	269,360	242,569
United Mineral Services Ltd.	12,332	30,173
High Hills Consulting Ltd. (CFO fees)	17,648	–
Diane Nicolson (expenses reimbursement)	12,565	–
Thomas Wilson (former-CFO fees)	–	5,496
Total	311,905	278,238

(a) Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the year ended March 31, 2026, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 12(b)).

22 | Page

During the year ended March 31, 2026, the Company recorded equity settled share-based compensation expense of $132,342 (year ended March 30, 2025 - $263,523) in relation to 200,000 stock options issued to directors and officers of the Company in April 2023 and 300,000 stock options issued to officers of the Company during the year ended March 31, 2026.

During the year ended March 31, 2026, the Company incurred fees totaling $159,244 (year ended March 31, 2025 -$66,857) in respect of services provided by the Chief Financial Officer.

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

The following is a summary of transactions with HDSI that occurred during the reporting periods:

	Years ended March 31,
	2026	2025	2024
(rounded to the nearest thousand CAD)	($)	($)	($)
Services received from HDSI and as requested by the Company	1,909,000	1,977,000	1,278,000
Information technology – infrastructure and support services	84,000	84,000	62,000
Office rent	55,000	53,000	45,000
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	434,000	271,000	329,000
Total	2,482,000	2,385,000	1,714,000

23 | Page

(c) United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. During the year ended March 31, 2026, the Company incurred $38,266 reimbursement of expenses to UMS (year ended March 31, 2025 - $41,938 respective of geological services provided by UMS).

13. SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(a) Salaries, fees and benefits

Salaries, fees and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Years ended March 31,
	2026(1)	2025(1)	2024(1)
Salaries, fees and benefits	($)	($)	($)
Exploration and evaluation expenses	8,894,000	11,372,000	6,777,000
Administration expenses (2)	317,000	389,000	347,000
	9,211,000	11,761,000	7,124,000

(1)	rounded to the nearest whole thousand.
(2)	includes salaries and benefits included in office and administration expenses (note 13(b)) and other salaries and benefits expenses classified as administration expenses.

(b) Office and administration expenses

Office and administration expenses include the following:

	Years ended March 31,
	2026(1)	2025(1)	2024(1)
	($)	($)	($)
Salaries and Benefits	317,000	389,000	340,000
Data processing and retention	9,000	13,000	21,000
Insurance	33,000	27,000	26,000
Other office expenses	255,000	55,000	30,000
	614,000	484,000	417,000

(1)	rounded to the nearest whole thousand.

14. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC, from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026. On May 1, 2026, the lease agreement was renewed for another 5-year term expiring on April 30, 2031.

Right-of-use asset

A summary of the changes in the right-of-use asset for the twelve months ended March 31, 2026 is as follows:

Right-of-use-asset	($)
Balance at March 31, 2024	42,033
Amortization	(20,175)
Balance at March 31, 2025	21,858
Amortization	(20,177)
Balance at March 31, 2026	1,681

24 | Page

Lease liability

On May 1, 2021, the Company entered into the lease agreement, which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used was 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the year ended March 31, 2026 are as follows:

Lease liability	($)
Balance at March 31, 2025	28,764
Lease payment – base rent portion	(28,165)
Lease liability – accretion expense	1,748
Balance at March 31, 2026	2,347
Current portion	2,347
Long-term portion	–

The following is a schedule of the Company’s future lease payments (base rent portion) under the lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2027 (April 1, 2026 to April 29, 2027)	2,347
Total undiscounted lease payments	2,347
Less: imputed interest	–
Lease liability as at March 31, 2026	2,347

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

There were no changes to the Company’s approach to capital management during the year ended March 31, 2026.

(b) Carrying amounts and fair values of financial instruments

Fair value

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy for financial instruments measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1 ‐ applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 ‐ applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

Level 3 ‐ applies to assets or liabilities for which there are unobservable market data.

25 | Page

The Company’s recorded amounts of cash, amounts receivable, accounts payable and other liabilities approximate their respective fair values due to their short‐term nature. The carrying value of the restricted cash approximates its fair value, as it is cash-based. The Company’s marketable securities are carried at fair value based on quoted prices in active markets (level 1).

As at March 31, 2026, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. In the management of liquidity risk, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s cash reserves and external financial resources, the Company has sufficient working capital for its current obligations.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at March 31, 2026, the Company’s exposure to interest rate risk was nominal.

26 | Page

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2026, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

16. INCOME TAXES

(a) Provision for current tax

No provision has been made for current income taxes as the Company has no taxable income.

(b) Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

At March 31, 2026, the Company has unused non-capital loss carry forwards of approximately $10.7 million (March 31, 2025 - $13.3 million).

At March 31, 2026, the Company has resource tax pools of approximately $32.2 million (March 31, 2025 - $31.2 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

(c) Reconciliation of effective tax rate

	March 31,	March 31,
	2026	2025

Net income (loss) for the year	(929,987)	(3,912,888)
Total income tax expense	–	–
Net income (loss) excluding income tax	(929,987)	(3,912,888)

Income tax expense (recovery) using the Company’s tax rate	(251,000)	(1,056,000)
Non-deductible expenses and other	633,000	133,000
Temporary difference booked to reserve	(2,000)	(3,000)
Deferred income tax assets not recognized	(380,000)	926,000
	–	–

(d) Deductible temporary differences

At March 31, 2026, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

Expiry	Tax Losses (Capital)	Tax Losses	Resource Pools	Other

Within one year	–	–	–	–
One to five years	–	–	–	–
After five years	–	10,728,000	–	1,011,000
No expiry date	2,183,000	–	32,175,000	77,000
	2,183,000	10,728,000	32,175,000	1,088,000

17. EVENTS AFTER THE REPORTING PERIOD

(a) Exercise of Options

Subsequent to the year ended on March 31, 2026, the following options were exercised: 120,000 options at $0.125 per share; 50,000 options at $0.67 per share; 20,000 options at $0.105 per share.

(b) Joint Venture Agreement with Boliden

Subsequent to the year ended on March 31, 2026, Amarc and Boliden signed a joint venture agreement to jointly operate the DUKE JV (note 7(c)).

27 | Page

ITEM 19 EXHIBITS

The following Exhibits have been filed with the Company’s Annual Report on Form 20-F in previous years:

Exhibit Number	Description of Exhibit

1.1	Articles of Amarc Resources Ltd., as amended (1)

4.1	Amended Share Option Plan of Amarc Resources Ltd. dated for reference September 21, 2004, as amended. (2)

4.1	Corporate Services Agreement between Amarc Resources Ltd. and Hunter Dickinson Services Inc. dated June 1, 2008 as superseded by the Services Agreement dated July 2, 2010. (2)

11.1	Code of Ethics (2)

14.1	Share Option Plan of Amarc Resources Ltd. dated for reference February 6, 2024, as amended (3)

______________

(1)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2010, filed with the Securities and Exchange Commission on September 30, 2010.

(2)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2008, filed with the Securities and Exchange Commission on October 7, 2008.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended March 31, 2024, filed with the Securities and Exchange Commission on July 31, 2024.

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4.3	Shareholders’ Agreement made between Freeport-McMoRan Mineral Properties Canada Inc. and Amarc Resources Ltd. in respect of the ownership and operation of Aurora Minerals Ltd., dated August 20, 2025

16.1	New Code of Ethics (1)

___________

(1)	Newly adopted on June 16, 2026, subsequent to the March 31, 2026 year end.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMARC RESOURCES LTD.

/s/ Carol Li

Chief Financial Officer

DATED: July 23, 2026